04046164

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Superior Plus Incom Fund

*CURRENT ADDRESS Suite 3408 Canterra Tower
400-3 Avenue S.W.
Calgary, Alberta T2P 4H2

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 17 2004
THOMSON FINANCIAL

FILE NO. 82- 34838 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☒
DEF 14A	(PROXY)	☐			

OICF/BY: mm

DAT : 11/16/04

SUPERIOR PROPANE INCOME FUND

Cash Distribution Notice

NEWS RELEASE **January 9, 2003**

2003 Monthly Cash Distribution increased by 12%

Calgary, AB... The Trustees of the Superior Propane Income Fund (the "Fund") declared a cash distribution for the month of January 2003 of $0.16 (16 cents) per trust unit payable on February 14, 2003. The record date is January 31, 2003 and the ex-distribution date will be January 29, 2003. This represents a 12% increase to the regular monthly distribution rate. The Fund expects to maintain its current monthly distribution rate and intends to pay any remaining undistributed cash flow earned by Superior in 2003 in April of 2004 as part of the March 2004 distribution.

"This increase in distributions reflects the $585 million acquisition of Sterling Pulp Chemicals, which was successfully completed on December 19, 2002, the continued growth in distributions from the propane distributions business, as well as the start-up of the natural gas retailing division" said Grant Billing, Executive Chairman of Superior Propane Inc. ("Superior"). He added, "distributions for 2003 are expected to exceed the $1.92 base distributions set with the new monthly rate of $0.16 per trust unit. The Fund has been successful in increasing cash distributions since its inception in October of 1996 and it is our strategy to continue to grow distributions to our unitholders over time."

A summary of cash distributions since inception and tax information is posted on Superior's website at www.superiorpropane.com under the Investor Relations section.

Superior has been in business since 1951 and is Canada's largest propane distributor. With the integration of ICG Propane, its 1,800 dedicated employees deliver propane, related services and products from 56 operating locations to approximately 300,000 customers from coast to coast. The new pulp chemicals division is the second largest producer of sodium chlorate in North America and markets its generator technology under the ERCO brand name. Headquartered in Toronto, Ontario, the pulp chemicals division has approximately 400 employees and operates five plants in Canada and one in the United States. Superior Energy Management, Superior's natural gas division, commenced operations in June of 2002 by providing natural gas supply services, predominantly to the commercial and light industrial markets in Ontario.

Superior Propane Income Fund trust units trade on the Toronto Stock Exchange (the "TSX") under the trading symbol SPF.UN. There are approximately 47.8 million trust units as well as approximately $70 million 8% Convertible Unsecured Subordinated Debentures, Series 1 and $250 million 8% Convertible Extendible Unsecured Subordinated Debentures, Series 2 outstanding. The Fund's Series 1 and Series 2 Debentures trade on the TSX under the trading symbols SPF.DB and SPF.DB.A, respectively.

For more information please contact:

Theresia R. Reisch, Investor Relations Manager
Superior Propane Income Fund
Phone: (403) 730-5818 / Fax: (403) 730-7519
E-mail: reischt@superiorpropane.com

Superior Propane Income Fund
1111 - 49 Avenue NE
Calgary AB T2E 8V2 Canada
Toll Free: 1-877-341-7500
Website: www.superiorpropane.com

Superior Propane Income Fund

Superior Propane Inc.

NEWS RELEASE - TSX: SPF.UN *February 3, 2003*

Federal Court of Appeal Dismisses Competition Bureau's Latest Appeal on the Superior/ICG Merger

Calgary, AB… Superior Propane Inc. ("Superior") confirmed today that the Federal Court of Appeal has rendered a favourable decision, dismissing in its entirety, the Competition Bureau's latest appeal with respect to the Superior/ICG merger. In its decision, the Federal Court of Appeal confirmed that the Competition Tribunal, in its re-determination decision rendered on April 4, 2002, properly followed the direction of the Federal Court of Appeal and correctly applied the facts of the case to the law, permitting the Superior/ICG merger on the basis that the efficiency gains from the merger are greater than and offset the effects of the potential lessening of competition.

In commenting on these developments, Grant Billing, Executive Chairman of Superior, said: "We are very pleased with the decision. These were lengthy and expensive legal proceedings for Superior and for taxpayers. It is satisfying for us to close this chapter. Superior acquired ICG Propane in late 1998 and successfully completed the integration of Superior's and ICG's operations in December of 2001. Realized merger savings have been the catalyst for increased distributions to unitholders in 2002. We will continue to expand products and services to our customers and optimize the efficiency of the propane retailing business."

Superior has been in business since 1951. With the integration of ICG Propane, its 1,800 dedicated employees deliver propane, related products and services from 56 operating locations to approximately 300,000 customers from coast to coast. The pulp chemicals division, acquired in December 2002, has been a leading provider of chemicals and technology for the pulp and paper and water treatment industries since the 1940's. It is the second largest producer of sodium chlorate in North America and markets its generator technology under the ERCO brand name. The pulp chemicals division has approximately 400 employees and operates five plants in Canada and one in the United States. Superior Energy Management, Superior's natural gas division, commenced operations in June 2002, providing natural gas supply services, predominantly to the commercial and light industrial markets in Ontario.

Superior Propane Income Fund trust units trade on the Toronto Stock Exchange (the "TSX") under the trading symbol SPF.UN. There are 47.8 million trust units outstanding. The Fund's 8% Convertible Unsecured Subordinated Debentures, Series 1, and 8% Convertible Extendible Unsecured Subordinated Debentures, Series 2, trade on the TSX under the trading symbols SPF.DB and SPF.DB.A, respectively.

For more information please contact:

Mark Schweitzer
Executive Vice-President, Corporate Development
and Chief Financial Officer
Superior Propane Inc.
Telephone: (403) 730-5802
Toll Free: 1-877-341-7500

Theresia R. Reisch
Investor Relations Manager
Superior Propane Income Fund
Telephone: (403) 730-5818
Facsimile: (403) 730-7519
E-mail: reischt@superiorpropane.com
Website: www.superiorpropane.com

- 30 -

SUPERIOR PROPANE INCOME FUND

2002 Year End Results Conference Call

NEWS RELEASE **February 11, 2003**

2002 Year End Results Conference Call and Webcast

Calgary, AB... The Superior Propane Income Fund (the "Fund") intends to release its 2002 year end results at approximately 10:00 a.m. MST, (12:00 noon EST) on Wednesday, February 19, 2003, and has scheduled a conference call and webcast, to discuss the results, beginning at 1:30 p.m. MST (3:30 p.m. EST).

To participate in the conference call, dial the toll free number in North America at: 1-888-881-4892, five minutes before the call is to commence and ask to be connected to the Superior conference call. To participate in the conference via webcast, go to the Investor Relation's section of Superior Propane's websit at: www.superiorpropane.com and access the link to "Webcasts".

A post-view number, which you can use to hear the replay of the conference call, will be available after 3:30 p.m. (MST) on February 19, 2003 until midnight, Wednesday, February 26, 2003. To access this recording dial: 1-877-289-8525 and enter the reservation number of 234084#. The conference call will also be posted (audio-broadcast) on the CNW Canada NewsWire website which can be accessed through the Investor Relations section of Superior's website.

The Fund holds 100% of Superior Propane Inc., a marketer and distributor of propane, propane consuming appliances and related support services. Through its division, Sterling Pulp Chemicals, Superior provides chemicals and technology to the pulp and paper and water treatment industry. In addition, Superior distributes natural gas, predominantly to commercial and industrial customers in Ontario, through its division, Superior Energy Management.

Superior Propane Income Fund trust units trade on the Toronto Stock Exchange (the "TSX") under the trading symbol SPF.UN. There are 48.3 million trust units outstanding. The Fund's 8% Convertible Unsecured Subordinated Debentures, Series 1, and 8% Convertible Extendible Unsecured Subordinated Debentures, Series 2, trade on the TSX under the trading symbols SPF.DB and SPF.DB.A, respectively.

For more information please contact:

Theresia R. Reisch
Investor Relations Manager
Superior Propane Income Fund
Tel: (403) 730-5818 / Fax: (403) 730-7519
E-mail: reischt@superiorpropane.com

Superior Propane Income Fund
1111 - 49 Avenue NE
Calgary, Alberta T2E 8V2
Website: www.superiorpropane.com
Toll Free: 1-877-341-7500

SUPERIOR PROPANE INCOME FUND

Cash Distribution Notice

NEWS RELEASE **February 11, 2003**

February 2003 Cash Distribution - $0.16 per Trust Unit

Calgary, AB... The Trustees of the Superior Propane Income Fund (the "Fund") declared a cash distribution for the month of February, 2003 of $0.16 (16 cents) per trust unit payable on March 14, 2003. The record date is February 28, 2003 and the ex-distribution date will be February 26, 2003.

In accordance with its distribution policy, the Fund will be paying any undistributed cash flow earned by Superior in 2002, as part of the March 2003 distribution. A summary of cash distributions since inception and tax information is posted on the Investor Relations section of Superior's website at: www.superiorpropane.com.

For income tax purposes, the income from the cash distribution of $0.16 per trust unit is considered to be:

- a dividend of $0.0485 per trust unit
- other income of $0.1115 per trust unit

The Fund holds 100% of Superior Propane Inc., a marketer and distributor of propane, propane consuming appliances and related support services. Through its division, Sterling Pulp Chemicals, Superior provides chemicals and technology to the pulp and paper and water treatment industry. In addition, Superior distributes natural gas, predominantly to commercial and industrial customers in Ontario, through its division, Superior Energy Management.

Superior Propane Income Fund trust units trade on the Toronto Stock Exchange (the "TSX") under the trading symbol SPF.UN. There are 48.3 million trust units outstanding. The Fund's 8% Convertible Unsecured Subordinated Debentures, Series 1, and 8% Convertible Extendible Unsecured Subordinated Debentures, Series 2, trade on the TSX under the trading symbols SPF.DB and SPF.DB.A, respectively.

For more information please contact:

Theresia R. Reisch
Investor Relations Manager
Superior Propane Income Fund
Tel: (403) 730-5818 / Fax: (403) 730-7519
E-mail: reischt@superiorpropane.com

Superior Propane Income Fund
1111 - 49 Avenue NE
Calgary, Alberta T2E 8V2
Website: www.superiorpropane.com
Toll Free: 1-877-341-7500

SUPERIOR PROPANE INCOME FUND **4**

Fourth Quarter Release
for the period ended December 31, 2002
and **March 2003 Cash Distribution Notice**

NEWS RELEASE - TSX: SPF.UN *February 19, 2003*

Record Superior Returns for Sixth Consecutive Year

- **Acquisition of Pulp Chemicals successfully completed in December 2002, to provide next platform of growth**
- **$250 million 8% Convertible Debenture Offering completed in December 2002**
- **Record distributions of $1.93 per trust unit for 2002, driven by full year ICG merger benefits, augmented by ongoing optimization efficiencies**
- **March cash distribution of $0.40 per trust unit declared**
- **Competition Bureau's appeal dismissed**
- **Board of Trustees approve name change to Superior Plus Income Fund, to reflect successful diversification outside of the propane distribution business**

Cash distributions relating to operations
(per trust unit)



$2.00
$1.80
$1.60
$1.40
$1.20
$1.00
$0.80
$0.60
$0.40
$0.20
$0.00
$1.15
$1.24
$1.34
$1.38
$1.58
$1.71
$1.93
1996F
1997
1998
1999
2000
2001
2002

Highlights	Three Months Ended Dec 31		Twelve Months Ended Dec 31	
	2002	2001	**2002**	2001
Financial (millions of dollars, except per unit amounts)				
Cash flow from operations	**29.3**	30.3	**101.4**	89.3
Maintenance capital expenditures, net	**(2.5)**	(4.0)	**(3.1)**	(4.1)
Distributions to debentureholders	**(2.2)**	(2.0)	**(7.7)**	(6.9)
Distributable cash flow	**24.6**	24.3	**90.6**	78.3
Distributable cash flow per average trust unit	**$0.51**	$0.53	**1.93**	$1.71
Trust units outstanding (millions of units)	**47.8**	45.9	**47.8**	45.9
Operating				
Litres of propane sold (millions of litres)	**495**	467	**1,688**	1,733
Propane sales margin (cents per litre)	**14.0**	15.0	**14.8**	15.0
Total chemical sales (metric tonnes "MT"[(1)])	**17,118**	–	**17,118**	–
Average chemical selling price (dollar per MT)	**584**	–	**584**	–

[(1)] Pulp Chemical operations are for the 13 day period ended December 31, 2002

Cash Distribution Notice for the Month of March 2003

The trustees of the Fund declared a cash distribution for the month of March 2003 of $0.40 per trust unit, payable on April 15, 2003, to unitholders of record at the close of business on March 31, 2003. This amount includes a distribution of $0.24 per trust unit, representing the remaining undistributed cash flow generated by Superior in 2002. For income tax purposes, the cash distribution of $0.40 per trust unit is considered to be a return of capital of $0.0142, a dividend of $0.2811 and other income of $0.1047 per trust unit. For 2003, it is expected that approximately the first $1.40 per trust unit will be distributed in the form of other income, approximately $0.05 in the form of return of capital, with any remainder expected to be distributed in the form of a taxable dividend. A cash distribution summary since inception of the Fund, together with tax information is posted in the investor relations section of our website at www.superiorpropane.com.

Pulp Chemicals Acquisition

On December 19, 2002, Superior closed the acquisition of the pulp chemicals business (the "Business") of Sterling Chemicals, Inc. for $584.5 million, on a debt free basis. The Business has been a leading provider of chemicals and technology for the pulp and paper and water treatment industries since the 1940's. It is the second largest producer of sodium chlorate in North America and markets its generator technology under the ERCO brand name. The Business will be operated as ERCO Worldwide, a division of Superior. The acquisition is an important step in the growth plan for Superior and meets its objectives outlined previously:

- The Business has a strong competitive position in a mature industry with a track record of stable cash flow.
- Has low and predictable maintenance capital requirements.
- Has several growth opportunities.
- The management group has been in place for several years and will continue to manage the Business.
- The acquisition is expected to be accretive to 2003 cash distributions on a per trust unit basis.

The acquisition of the Pulp Chemicals business provides meaningful diversification to Superior. On a proforma basis, approximately 60% of Superior's operating distributable cash flow is generated from its propane division and 40% from its Pulp Chemicals business. For details on the financing of this acquisition, see the "Liquidity and Capital Resources" section of this report. The accounting of the acquisition is more fully described in Note 3 to the consolidated financial statements.

Competition Tribunal Update

On January 31, 2003, the Federal Court of Appeal dismissed in its entirety, the Competition Bureau's latest appeal with respect to the Superior/ICG merger. In its decision, the Federal Court of Appeal confirmed that the Competition Tribunal, in its re-determination decision rendered on April 4, 2002, properly followed the direction of the Federal Court of Appeal and correctly applied the facts of the case to the law, permitting the Superior/ICG merger on the basis that the efficiency gains from the merger are greater than and offset the effects of the potential lessening of competition.

2002 Fourth Quarter Operating Results

Certain information included herein is forward looking and based upon assumptions and anticipated results that are subject to uncertainties. Should one or more of these uncertainties materialize or should the underlying assumptions prove incorrect, actual results may vary materially from those expected.

Distributable Cash Flow

Distributable cash flow (cash generated from operations before changes in net working capital, less maintenance capital expenditures and distributions on convertible debentures) reached $24.6 million for the fourth quarter, an increase of $0.3 million (1%) over the prior year period. The acquisition of the Pulp Chemicals business on December 19, 2002 contributed $3.1 million to operating distributable cash flow. Propane Retailing generated $2.7 million of increased operating distributable cash flow over the prior year period, due to higher sales volumes and reduced operating costs and maintenance capital expenditures. Improved operating results were partially offset by increased 2002 management incentive fees that were predominantly charged in the fourth quarter, resulting from the 13% increase in distributions per trust unit earned in 2002 compared to 2001. Distributable cash flow per trust unit was $0.51 for the quarter, a $0.02 per trust unit decline from the prior year period, as the 4% increase in the weighted average number of trust units outstanding, outpaced distributable cash flow growth.

Operating Results - Propane Retailing

Condensed operating distributable cash flow results for the Propane Retailing business for the fourth quarters and years ended December 31, 2002 and 2001, are provided in the table below.

Condensed Operating Results *(millions of dollars except per litre amounts)*

Propane Retailing	**Three Months Ended Dec 31**				**Twelve Months Ended Dec 31**			
	2002		**2001**		**2002**		**2001**	
Gross Profit		¢/litre		¢/litre		¢/litre		¢/litre
Propane sales	69.5	14.0	70.2	15.0	250.4	14.8	259.4	15.0
Other services	13.2	2.7	12.0	2.6	40.3	2.4	41.3	2.4
Total Gross Profit	82.7	16.7	82.2	17.6	290.7	17.2	300.7	17.4
Less:								
Cash operating, admin & cash tax costs	(45.7)	(9.2)	(46.3)	(9.9)	(177.6)	(10.5)	(196.7)	(11.4)
Cash generated from operations before changes in net working capital	37.0	7.5	35.9	7.7	113.1	6.7	104.0	6.0
Maintenance capital expenditures, net	(2.4)	(0.5)	(4.0)	(0.9)	(3.0)	(0.2)	(4.1)	(0.2)
Operating Distributable Cash Flow	34.6	7.0	31.9	6.8	110.1	6.5	99.9	5.8
Propane volumes sold (millions of litres)	494.8		467.1		1,687.8		1,732.9	

Operating distributable cash flow for the Propane Retailing business reached $34.6 million for the fourth quarter, an increase of $2.7 million (8%) over the prior year period due to improved operating efficiency and lower maintenance capital expenditures.

Gross profit of $82.7 million was comparable to the prior year period as a 6% increase in sales volumes was offset by a similar decrease in sales margins. Cooler weather (12% cooler than the prior year period and 4% cooler than average fourth quarter temperatures over the last 5 years), particularly in Eastern Canada, contributed to improved sales for all end use applications with the exception of automotive. Average propane sales margins of 14.0 cents declined by 7% from the prior year period due to increased competitive pressure in the automotive sector and the impact of increasing wholesale propane prices. Led by increased price levels for both crude oil and natural gas, wholesale propane prices increased by approximately 20% over third quarter levels, and have continued to increase in the first quarter of 2003.

Volume and Gross Profit by End Use Market Segment

	Three Months Ended December 31				Twelve Months Ended December 31			
	2002		2001		2002		2001	
End Use Applications:	Volume(1)	Gross Profit(2)	Volume(1)	Gross Profit(2)	Volume(1)	Gross Profit(2)	Volume(1)	Gross Profit(2)
Residential	68.1	20.1	62.6	18.5	207.1	62.4	202.5	62.8
Commercial	117.5	22.0	106.3	21.1	397.0	78.3	403.4	81.9
Agricultural	60.8	7.6	51.0	4.5	126.2	15.1	121.7	12.2
Industrial	184.1	16.2	174.0	17.8	670.9	69.3	672.5	74.9
Automotive	64.3	3.6	73.2	8.3	286.6	25.3	332.8	27.6
Other Services	–	13.2	0.0	12.0	–	40.3	0.0	41.3
	494.8	82.7	467.1	82.2	1,687.8	290.7	1,732.9	300.7
Average Margin(3)	14.0		15.0		14.8		15.0	

Volume and Gross Profit by Region

	Three Months Ended December 31				Twelve Months Ended December 31			
	2002		2001		2002		2001	
Regions:	Volume(1)	Gross Profit(2)	Volume(1)	Gross Profit(2)	Volume(1)	Gross Profit(2)	Volume(1)	Gross Profit(2)
Atlantic	30.8	8.1	26.1	6.8	109.5	28.3	114.1	28.9
Quebec	95.9	15.3	83.8	13.8	294.9	52.7	292.4	54.5
Ontario	119.2	24.6	104.0	21.6	401.6	81.9	414.6	68.6
Sask/Man	74.0	9.5	59.2	8.8	222.0	30.0	182.0	29.8
Alta/NWT/Yukon*	115.5	16.2	128.3	20.1	425.3	61.6	461.3	76.1
BC	59.4	9.0	65.7	11.1	234.5	36.2	268.5	42.8
	494.8	82.7	467.1	82.2	1,687.8	290.7	1,732.9	300.7
Average Margin(3)	14.0		15.0		14.8		15.0	

(1) Volume of propane sold (millions of litres) (2) Millions of dollars (3) Average propane sale margin (cents per litre)
*2001 Alta and BC changed due to Yukon/NWT market changes

Cash operating and administrative costs of $45.7 million or 9.2 cents/litre, declined 1% and 7% respectively from the prior year period despite a 6% increase in sales volumes, as the impact of the prior year integration of ICG, cost reduction initiatives undertaken in the first quarter, and the focus on improved delivery efficiency took effect.

Net maintenance capital expenditures were $2.4 million in the fourth quarter, a decrease of $1.6 million from the prior year period, as excess equipment capacity realized through productivity initiatives reduced net expenditure requirements. Net proceeds from the sale of other capital assets rendered surplus by the integration of ICG were $1.9 million during the quarter ($4.6 million for the year) and have been used to repay debt.

Superior Energy Management, Superior's natural gas retailing business, commenced sales in October 2002 to residential, commercial and light industrial customers in the Ontario market place. Included in the Propane Retailing operating distributable cash flow is a net loss of $0.3 million for the quarter from the natural gas retailing business, comprised of other sales gross profit of $0.4 million and cash operating and administrative costs of $0.7 million. By year end, Superior Energy Management was operating at a cash break even level and is expected to generate positive cash flow in 2003.

Pulp Chemicals

The Pulp Chemicals business was acquired on December 19, 2002, and contributed operating distributable cash flow of $3.1 million to Superior's fourth quarter results. Performance during Superior's ownership period met expectations. Pulp Chemical's condensed operating results for the years ended December 31, 2002 and 2001 are provided on the following page:

Condensed Operating Results *(millions of dollars except per metric tonne amounts)*

Pulp Chemical	**13 Days Ended Dec 31, 2002**		**Twelve Months Ended Dec 31 2002** (unaudited)		**2001** (unaudited)	
Revenue		$ per MT		$ per MT		$ per MT
Chemical	10.0	584	332.0	611	318.0	591
Technology	0.5	29	29.9	55	33.8	63
Cost of Sales						
Chemical	(5.4)	(315)	(172.4)	(317)	(165.5)	(307)
Technology	0.0	–	(9.0)	(17)	(6.7)	(12)
Gross Profit	5.1	298	180.5	332	179.6	335
Less cash operating & admin	(1.9)	(105)	(85.8)	(158)	(75.1)	(139)
Cash generated from operations before changes in net working capital	3.2	193	94.7	174	104.5	196
Maintenance capital expenditures	(0.1)	(6)	(12.7)	(23)	(11.1)	(21)
Operating Distributable Cash Flow	3.1	187	82.0	151	93.4	175
Chemical volumes sold (metric tonnes)	17,118		543,801		538,388	

Corporate

Management incentive fees were $9.8 million in the quarter ($11.1 million for 2002), an increase of $4.2 million over the prior year period reflecting the 13% increase in year over year distributable cash flow per trust unit.

Accrued distributions on the Series 1 and Series 2 Convertible Debentures amounted to $2.2 million, comparable to the prior year period. Accrued distributions on the $250 million Series 2, 8% Convertible Subordinated Debentures due November 1, 2008 (the "Series 2 Debentures") issued on December 17, 2002 were offset by the conversion of $30.3 million Series 1, 8% Convertible Subordinated Debentures due July 1, 2007 (the "Series 1 Debentures") into 1.9 million trust units during 2002. Series 1 Debenture conversions resulted in a 4% year over year increase in the weighted average number of trust units outstanding.

2002 Results

For the year, distributable cash flow reached $90.6 million, an increase of $12.3 million (16%) over 2001 due to a $10.2 million (10%) increase in operating distributable cash flow from Propane Retailing coupled with the contribution from the Pulp Chemicals acquisition. Lower Series 1 Debenture levels and interest rates reduced interest expense and convertible debenture distributions by $4.9 million compared to 2001. This was offset by increased management incentive fees in 2002. Distributable cash flow per trust unit reached $1.93, a 13% increase over 2001.

Propane operating distributable cash flow increased by 10% to $110.1 million in 2002, as significant reductions in operating costs were partially offset by the impact of a 3% decline in propane sales volumes. Sales volumes were 1.688 billion litres in 2002, down 45 million litres due to lower auto propane sales. Propane sales margins averaged 14.8 cents/litre, down slightly from 2001 levels. Operating and administrative costs declined $19.1 million or 10% from the prior year, led by savings realized from the integration of ICG completed in the fourth quarter of 2001, additional cost reduction initiatives undertaken in the first quarter of 2002, and the focus on improving delivery efficiencies in 2002.

Liquidity and Capital Resources

On December 19, 2002, Superior acquired the Pulp Chemicals business for Cdn. $584.5 million on a debt free basis. The Fund financed a portion of the acquisition through the successful issue on December 17, 2002 of the Series 2 Debentures, raising $239.5 million in net proceeds after issuance costs. The Series 2 Debentures are convertible at the option of the holder, into fully paid trust units of the Fund at a conversion price of $20.00 per trust unit. The remainder of the acquisition cost was financed by Superior through a $340 million, one year bank credit facility and by borrowings on its existing revolving term bank credit facilities. Superior expects to refinance the acquisition bank credit facility in 2003 with more permanent financing including term debt and equity.

Superior's net working capital requirements increased seasonally in the fourth quarter by $27.5 million, consistent with the prior year and were funded from Superior's revolving term bank credit facilities. Working capital requirements for the Propane Retailing business peak seasonally in the first quarter and decline through the second and third quarters and then begin to build again in the fourth quarter, consistent with the seasonality of propane demand from heating end use customers. Excluding net working capital acquired with the Pulp Chemicals business of $29.5 million, Superior's net working capital levels at December 31, 2002 were comparable to the prior year. Similarly, revolving term bank credits of $103.4 million and net proceeds of $68.6 million from Superior's accounts receivable sales program, were comparable to prior year end levels.

The current portion of revolving term bank credits of $65 million at December 31, 2001 was transferred to the long term category during 2002 as Superior extended the term of its revolving term bank credit agreements.

Outlook

For 2003, we anticipate the full year contribution from the Pulp Chemical's business to increase unitholder distributions over 2002 levels. Operating distributable cash flow from the Propane Retailing business is expected to be comparable to 2002 levels as the impact of the continued decline in auto propane market is expected to be offset by improvements in operating efficiencies. The Natural Gas Retailing business is anticipated to continue to grow profitably, generating positive distributable cash flow in 2003.

In 2003, Superior will focus on maintaining its strong financial position by refinancing the $340 million Pulp Chemicals acquisition credit facility with more permanent sources of capital, including term debt and additional equity. Over the longer term, the Fund plans to continue its disciplined approach to acquire other businesses that have risk profiles appropriate for our income fund structure. Acquisitions must be accretive to unitholder distributions and be financed in a manner that maintains Superior's existing financial strength.

To recognize Superior's successful development into other lines of businesses, the Board of Trustees approved the name change to Superior Plus Inc. for the operating entity and Superior Plus Income Fund for the Fund. The name changes are expected to be effective February 26, 2003, subject to regulatory approvals. The new names reflect an unwavering commitment to our unitholders, customers and employees to consistently add superior value over time to the benefit of all stakeholders.

A Special Committee of the Board of Directors of Superior has been established, which includes the Trustees of the Fund and the independent Directors of Superior, to consider the merits of internalizing the

management services provided by the Manager to Superior pursuant to the Management Agreement, in order to eliminate future management incentive fees, improve the governance structure of Superior, to further align the interest of management and the Fund and to retain the direct participation in Superior of certain key officers who are currently employees of the Manager. The Special Committee has retained independent financial, human resource, legal and tax advisors to assist in its deliberations. Discussions to date are at a preliminary stage. Internalization of the Management Agreement prior to the completion of its initial term on October 8, 2006 is expected to occur only by the mutual agreement of Superior, the Fund and the Manager and subject to Unitholder approval. There is no assurance if and when an internalization transaction will occur.

For more information, please visit our website: www.superiorpropane.com or contact:

Mark Schweitzer, Executive Vice-President,
Corporate Development & CFO
Superior Propane Inc.
Phone: (403) 730-5802 / Fax: (403) 730-7519
E-mail: schweitm@superiorpropane.com

Theresia Reisch
Investor Relations Manager
Superior Propane Income Fund
Phone: (403) 730-5818 / Fax: (403) 730-7519
E-mail: reischt@superiorpropane.com

If you would like to listen to a recording of the February 19, 2003 investor analyst conference call on the Year End Results, dial 1-877-289-8525 and enter the reservation number 234084#. The call will be available for review from Wednesday, February 19 after 3:30 p.m. (Calgary time) until midnight, Wednesday, February 26, 2003. The conference call is also posted (audio-broadcast) under the Investor Relations section of Superior's website at: www.superiorpropane.com.

SUPERIOR PROPANE INCOME FUND
Consolidated Balance Sheets

(millions of dollars)	December 31	
Assets	**2002**	**2001**
Current Assets		
Accounts receivable (Note 4)	**112.3**	55.2
Inventories	**57.7**	49.3
	170.0	104.5
Capital assets, intangible assets and goodwill	**1,222.7**	550.4
	1,392.7	654.9
Liabilities and Unitholders' Equity		
Current portion of revolving term bank credits and term loans (Note 5)	**340.0**	65.0
Accounts payable and accrued liabilities	**116.0**	57.9
Distributions payable to unitholders and debentureholders	**10.2**	21.7
	466.2	144.6
Revolving term bank credits and term loans (Note 5)	**103.4**	36.0
Future employee benefits	**24.4**	8.4
Future income taxes	**142.9**	17.2
Unitholders' equity (Note 6)	**655.8**	448.7
	1,392.7	654.9

Consolidated Statements of Earnings and Deficit

(millions of dollars except for Trust Unit amounts)	Three Months Ended December 31		Twelve Months Ended December 31	
	2002	**2001**	**2002**	**2001**
Revenues	**218.5**	177.9	**640.9**	787.5
Cost of products sold	**130.7**	95.7	**345.1**	486.8
Gross profit	**87.8**	82.2	**295.8**	300.7
Expenses				
Operating and administrative (Notes 7 and 8)	**47.6**	45.4	**180.0**	196.6
Management incentive fee (Note 7)	**9.8**	5.6	**11.1**	5.6
Depreciation and amortization	**8.3**	13.8	**28.7**	56.3
Interest	**0.9**	0.7	**2.8**	8.5
Income taxes of Superior	**1.9**	(1.2)	**4.4**	(3.7)
	68.5	64.3	**227.0**	263.3
Net Earnings before Distributions to Unitholders	**19.3**	17.9	**68.8**	37.4
Distributions to unitholders	**(20.5)**	(18.3)	**(93.3)**	(76.6)
	(1.2)	(0.4)	**(24.5)**	(39.2)
Deficit, Beginning of Period	**(226.1)**	(193.1)	**(195.9)**	(149.5)
Adjustment for a retroactive change in accounting policy for trust unit incentive plan compensation (Note 8)	**–**	–	**(1.1)**	–
Distributions to debentureholders (Note 9)	**(2.2)**	(2.0)	**(7.7)**	(6.9)
Accretion of debentures charged to deficit (Note 9)	**(0.1)**	(0.4)	**(0.4)**	(0.3)
Deficit, End of Period	**(229.6)**	(195.9)	**(229.6)**	(195.9)
Net earnings per trust unit, before distributions to unitholders, net of distributions to debentureholders, basic and diluted (Note 6)	**$0.34**	$0.35	**$1.29**	$0.67

SUPERIOR PROPANE INCOME FUND

Consolidated Statements of Cash Flows and Distributable Cash Flows

(millions of dollars)	Three Months Ended December 31		Twelve Months Ended December 31	
	2002	**2001**	**2002**	**2001**
Operating Activities				
Earnings before distributions to unitholders	**19.3**	17.9	**68.8**	37.4
Items not affecting cash:				
Depreciation and amortization	**8.3**	13.8	**28.7**	56.3
Trust unit incentive plan compensation expense	**–**	–	**0.2**	–
Future income tax expense (recoveries)	**1.7**	(1.4)	**3.7**	(4.4)
Cash generated from operations before changes in working capital	**29.3**	30.3	**101.4**	89.3
Decrease (increase) in non-cash operating working capital items	**(27.4)**	(23.2)	**(0.3)**	2.1
Net cash available	**1.9**	7.1	**101.1**	91.4
Investing Activities				
Maintenance capital expenditures, net	**(2.5)**	(4.0)	**(3.1)**	(4.1)
Other capital proceeds (expenditures), net	**1.9**	(1.0)	**4.6**	(2.1)
Purchase of pulp chemicals business (Note 3)	**(584.5)**	–	**(584.5)**	–
	(585.1)	(5.0)	**(583.0)**	(6.2)
Financing Activities				
Net proceeds from issue of debentures (Note 9)	**239.5**	–	**239.5**	96.7
Bank advances (Note 5)	**340.0**	–	**340.0**	(95.0)
Net proceeds from sale of accounts receivable (Note 4)	**32.1**	14.6	**1.0**	67.6
Revolving term bank credits and term loans (Note 5)	**(5.7)**	3.6	**2.4**	(71.0)
Distributions to debentureholders	**(2.2)**	(2.0)	**(7.7)**	(6.9)
Distributions to unitholders	**(20.5)**	(18.3)	**(93.3)**	(76.6)
	583.2	(2.1)	**481.9**	(85.2)
Change in Cash	**–**	–	**–**	–
Cash at Beginning and End of Period	**–**	–	**–**	–

Notes to Consolidated Financial Statements

(millions of dollars except per Trust Unit amounts)

1. Distributable Cash Flows

Cash generated from operations before changes in working capital	**29.3**	30.3	**101.4**	89.3
Less maintenance capital expenditures, net	**(2.5)**	(4.0)	**(3.1)**	(4.1)
Less distributions to debentureholders	**(2.2)**	(2.0)	**(7.7)**	(6.9)
Distributable Cash Flow	**24.6**	24.3	**90.6**	78.3
Distributable cash flow per trust unit, basic (Note 6)	**$0.51**	$0.53	**$1.93**	$1.71
Distributable cash flow per trust unit, diluted (Note 6)	**$0.51**	$0.52	**$1.88**	$1.65

Distributable cash flow is calculated as net earnings before depreciation and amortization, future income tax expense, less net maintenance capital expenditures and distributions to debentureholders. Readers are cautioned that distributable cash flow is not a defined performance measure under GAAP. The Fund's calculation of distributable cash flow may differ from similar calculations used by comparable entities.

2. Accounting Policies – Interim Financial Statements

(a) Basis of Presentation

The accompanying consolidated financial statements have been prepared according to Canadian generally accepted accounting principles ("GAAP") applied on a consistent basis and include the accounts of the Fund, its wholly owned subsidiary, Superior and Superior's subsidiaries. All significant transactions and balances (including the Shareholder Notes) between the Fund, Superior and Superior's subsidiaries have been eliminated on consolidation. These financial statements and the notes thereto should be read in conjunction with the Fund's financial statements contained in its Annual Report or Annual Information Form for the year ended December 31, 2001 and the Fund's Short Form Prospectus dated December 5, 2002, with respect to the offering of the $250 million Series 2 Debentures.

Approximately 50% of Superior's sales volumes are heating related and 50% are related to economic activities. Propane sales typically peak in the first quarter when approximately one-third of annual propane sales volumes and gross profits are generated due to the demand from heating end use customers. They then decline through the second and third quarters rising seasonally again in the fourth quarter with heating demand. Similarly, net working capital levels are typically at seasonally high levels at the end of the first quarter, and normally decline to seasonally low levels in the second and third quarters. Net working capital levels are also significantly influenced by wholesale propane prices.

Change in Accounting Standards

Goodwill and Intangible Assets

Effective January 1, 2002, the Fund adopted the new standards for accounting for goodwill and other intangible assets as recommended by the Canadian Institute of Chartered Accountants ("CICA"). The new standard for goodwill and other intangible assets was prospectively applied. This change increased net earnings before distributions to unitholders by $5.8 million in the fourth quarter ($23.5 million year to date) and had no impact on distributable cash flow for the quarter or year ended December 31, 2002. Had this change been adopted on January 1, 2001, net earnings in the quarter and for the year would have increased by similar amounts. On a per Trust Unit basis, in the fourth quarter, the change would have increased the basic and diluted earnings per Trust Unit by $0.13 ($0.50 year to date).

Stock Based Compensation

Effective January 1, 2002, the Fund adopted the new standards for accounting for stock-based compensation as recommended by the CICA. The new standard for stock-based compensation was retroactively applied without restatement of the 2001 financial statements (see Note 8).

(b) Business Segments

Superior operates two distinct business segments; the delivery of propane and propane related services and accessories (the "Propane Retailing Business"); and the manufacture and sale of chemicals and related products and services used primarily in the production of bleached pulp (the "Pulp Chemicals Business). See Notes 3 and 10.

3. Acquisition of Sterling Pulp Chemicals

On December 19, 2002 Superior acquired the Pulp Chemicals Business of Sterling Chemicals, Inc. for cash consideration of approximately $584.5 million on a debt free basis. Using the purchase method for acquisitions, Superior consolidated the assets and liabilities as of the purchase date, and included earnings from the acquisition in consolidated earnings as of the acquisition date. Assets acquired and liabilities assumed were recorded at estimated fair values on the date of acquisition. Goodwill was recorded as the purchase price less the acquired assets and assumed liabilities. The allocation of the purchase price may be adjusted if additional information regarding the values of asset and liabilities becomes available within one year of the acquisition date.

The consideration paid by Superior has been allocated as follows:

Cash consideration paid	$577.5	Property, plant & equipment	548.2
Acquisition costs	7.0	Intangible assets	65.3
	$584.5	Goodwill	83.0
		Working capital, net	29.5
		Future income taxes	(122.1)
		Future employee benefits	(16.4)
		Other liabilities	(3.0)
			$584.5

4. Accounts Receivable

On June 29, 2001, Superior entered into an agreement to sell, with limited recourse, certain trade accounts receivable on a revolving basis to an entity sponsored by a Canadian chartered bank, and has accounted for the sale in accordance with the new CICA guidelines relating to transfers of receivables. The accounts receivable are sold at a discount to face value based on prevailing money market rates. Superior has retained the servicing responsibility for the accounts receivable sold and has therefore recognized a servicing liability. The level of accounts receivable sold fluctuates seasonally with the level of accounts receivable. As at December 31, 2002, net proceeds of $68.6 (December 31, 2001 - $67.6 million) had been received.

5. Current Portion of Revolving Term Bank Credits and Term Loans

On December 19, 2002, Superior borrowed from a syndicate of Canadian banks, on an unsecured, non-revolving basis, $340.0 million for the purpose of partially funding the acquisition of the Pulp Chemicals Business (see Note 3). The full amount of this loan remained outstanding at December 31, 2002, of which $127.1 million was borrowed in US dollars (Cdn. $200.7 million), is repayable on December 18, 2003, and bears interest based on floating rates. During 2002, Superior extended the term of its revolving credit facilities. As a result, at December 31, 2002, there was no current portion of revolving term bank credit facilities outstanding.

6. Unitholders' Equity

Pursuant to the Declaration of Trust, an unlimited number of units may be issued. Each unit represents an equal undivided beneficial interest in any distributions from the Fund and in the net assets in the event of termination or wind-up of the Fund. All units are of the same class with equal rights and privileges.

	Issued Number of Units	Equity
Unitholders' equity, December 31, 2001	**45.9**	**$448.7**
Issue of Debentures (Note 9)		240.0
Accretion of Debentures of $0.4, net of corresponding charge to deficit		–
Conversion of $30.3 million Series 1 Debentures and Trust Unit options issued (Note 9)	1.9	–
Contributed surplus of $1.3 from trust unit incentive plan compensation, net of charge to deficit of $1.1		0.2
Currency Translation Adjustment		(0.9)
Earnings before distributions to Unitholders		68.8
Distributions to Unitholders		(93.3)
Distributions to Debentureholders		(7.7)
Unitholders' equity, December 31, 2002	**47.8**	**$655.8**

The weighted average number of trust units outstanding during the fourth quarter was 47.8 million, and 46.9 million during the year.

7. Related Party Transactions and Agreements

A group of senior executives of Superior, together with Enterprise Capital Management Inc. (the "SCMI Executives"), operating under the name of Superior Capital Management Inc. ("SCMI") hold an approximate 10% ownership in the Fund as well as the rights under the Superior Management Agreement.

The Management Agreement entitles SCMI to earn incentive fees, which are based upon the level of cash flow distributed to the Fund in respect of a calendar year. The incentive fees are payable annually on April 15th of the year following the applicable year. SCMI, as the manager, will be entitled to incentive fees when distributions by Superior in respect of a year are within the following target ranges:

	Cash flow distributed to the Fund per Trust Unit	Incentive fee entitlement of the Manager
	Less than $1.27	Nil
First target	$1.28 to $1.45	15%(1)
Second target	$1.46 to $1.89	25%(1)
Third target	$1.90 and greater	50%(1)

(1) of incremental cash flow amounts in excess of the cash flow amount contemplated under the previous target range.

Distributions with respect to Superior's 2002 operations reached the equivalent of $1.93 per Trust Unit by year end resulting in management incentive fees of $9.8 million recorded in the fourth quarter ($11.1 million year to date). The fourth quarter and year to date management fees in 2001 were $5.6 million. The initial term of this Management Agreement is for 10 years and is automatically renewed for three-year periods thereafter. SCMI may terminate the Management Agreement at any time following a one-year notice period. Superior may terminate the Management Agreement by the payment of an amount equal to the average of the actual Management Incentive Fees paid by Superior in the immediately preceding two fiscal years and the budgeted fees in the current or forthcoming year, multiplied by ten.

A special committee of the Board of Directors of Superior has been established, which includes the Trustees of the Fund and the independent Directors of Superior, to consider the merits of internalizing the management services provided by the Manager to Superior pursuant to the Management Agreement in order to eliminate future management incentive fees, improve the governance structure of the Superior, to further align the interest of management and the Fund and to retain the direct participation in Superior of certain key officers of Superior who are currently employees of the Manager. The Special Committee has retained independent financial, legal, tax and human resources advisors to assist in its deliberations. Discussions to date are at a preliminary stage. Internalization of the Management Agreement prior to completion of its initial term on October 6, 2006 is expected to occur only by the mutual agreement of Superior, the Fund and the Manager, and subject to Unitholder approval. There is no assurance if and when an internalization transaction will occur.

8. Trust Unit Incentive Plan Compensation

The Fund has a Trust Unit Incentive Plan ("TUIP") that is described in Note 13 of the Consolidated Financial Statements for the year ended December 31, 2001. The TUIP is a Stock Appreciation Right as defined in the CICA Section 3870 – "Stock – based compensation and other stock-based payments". Therefore, stock-based compensation expense has been recognized in the consolidated financial statements for 2002. The compensation expense represents the difference between the Trust Unit market price as at December 31, 2002 and the grant price for the outstanding options multiplied by the number of Trust Unit Options, reflecting the vesting features of the plan and when the employee earns the value from the TUIP.

The Fund retroactively applied the new standard without restatement of the December 31, 2001 consolidated financial statements and recorded $1.1 million to contributed surplus and a corresponding charge to the deficit. In 2002, the adoption of this standard has resulted in a charge against income of $0.2 million and a corresponding adjustment to contributed surplus, and had no impact on distributable cash flow.

No amounts are owing from employees under the Trust Unit Option Plan. The price of the options granted under the terms of the TUIP is equal to the market price on the day preceding the date of grant.

9. Convertible Debentures

The Fund has issued two separate series of unsecured subordinated convertible debentures (the "Debentures") denoted as Series 1 and Series 2 as follows:

Debentures *(millions of dollars)*	**Series 1**	**Series 2**	**Total**
Maturity Date	July 31, 2007	November 1, 2008	
Fixed Interest Rate	8%	8%	
Conversion price per Trust Unit	$16.00	$20.00	
January 31, 2001 Issue	100.0	–	100.0
Ending Balance December 31, 2001	100.0	–	100.0
December 17, 2002 Issue	–	250.0	250.0
Conversions during 2002	(30.3)	–	(30.3)
Ending Balance December 31, 2002	69.7	250.0	319.7
Carrying Value			
Principle	46.1	144.0	190.1
Interest Payment	22.0	95.0	117.0
Holder's Option	0.6	1.0	1.6
	68.7	240.0	308.7
Fair Value (1)	84.3	258.8	343.1
Debenture Distributions	6.9	0.8	7.7

(1) Quoted market value at December 31, 2002

On December 17, 2002, the Fund issued $250 million, 8% unsecured subordinated convertible debentures maturing on November 1, 2008 (the "Series 2 Debentures") for net proceeds after issue costs to the Fund of $239.5 million. On January 31, 2001, the Fund issued $100 million, 8% unsecured subordinated convertible debentures maturing on July 31, 2007 (the "Series 1 Debentures") for net proceeds after issue costs of $96.7 million.

The Debentures may be converted into Trust Units at the option of the holder at any time prior to maturity and may be redeemed by the Fund in certain circumstances. The Fund may elect to pay interest and principal upon maturity or redemption by issuing units to a trustee in the case of interest payments, and to the Debentureholders in the case of payment of principal. The number of any units issued will be determined based on market prices for the units at the time of issuance.

The Debentures and related interest obligation have been classified as equity on the consolidated balance sheet because the Fund may elect to satisfy the Debenture interest and principal obligations by the issuance of Trust Units. During 2002, a total of $30.3 million of Series 1 Debentures were converted into 1.9 million Trust Units. Debenture interest payments are charged directly to the deficit.

10. Business Segments

Superior operates two distinct business segments; the delivery of propane and propane related services and accessories (the "Propane Retailing Business"); and the manufacture and sale of chemicals and related products and services used primarily in the production of bleached pulp (the "Pulp Chemicals Business"). The quarter ended December 31, 2002 is the first quarter that Superior had more than one reportable business and geographic segment due to the acquisition of the Pulp Chemicals Business (see Note 3). Their accounting policies are the same as those described in Note 2.

Distributable Cash Flow is the main performance measure used by management to evaluate segment performance. (See Note 1).

In the accompanying table, Business Segment Data, all revenues and expenses are to unaffiliated parties. There are no inter-segment revenues or expenses.

Business Segment Data for the Quarter Ended December 31, 2002

	Propane Retailing	Pulp Chemicals	Corporate	Total Consolidated
Revenues	208.0	10.5	–	218.5
Cost of products sold	125.3	5.4	–	130.7
Gross Profit	82.7	5.1	–	87.8
Expenses				
Operating & administrative	45.6	1.8	0.2	47.6
Management incentive fee	–	–	9.8	9.8
Depreciation & amortization	6.8	1.5		8.3
Interest	–	–	0.9	0.9
Income taxes of Superior	2.5	0.3	(0.9)	1.9
	54.9	3.6	10.0	68.5
Net Earnings before distributions to Unitholders	27.8	1.5	(10.0)	19.3
Add: Depreciation & amortization	6.8	1.5	–	8.3
Future income tax expense	2.4	0.2	(0.9)	1.7
Less: Maintenance capital expenditures, net	(2.4)	(0.1)	–	(2.5)
Distributions to Debentureholders	–	–	(2.2)	(2.2)
Distributable Cash Flow	34.6	3.1	(13.1)	24.6
Segment Assets as at December 31, 2002	624.8	767.9	–	1,392.7

Geographic Information	Canada	United States	Total Consolidated
Revenues for the quarter ended December 31, 2002	$213.0	$5.5	$218.5
Capital assets, intangible assets and goodwill as at December 31, 2002	$1,052.1	$170.6	$1,222.7
Total assets as at December 31, 2002	$1,238.2	$154.5	$1,392.7

11. Subsequent Events

On February 19, 2003 the Fund announced it would be changing its legal name from Superior Propane Income Fund to the Superior Plus Income Fund, effective February 26, 2003, subject to regulatory approval.

On January 31, 2003 the Federal Court of Appeal rendered a favourable decision, dismissing in its entirety, the Competition Bureau's latest appeal with respect to the Superior/ICG merger. In its decision, the Federal Court of Appeal confirmed that the Competition Tribunal, in its re-determination decision rendered on April 4, 2002, properly followed the direction of the Federal Court of Appeal and correctly applied the facts of the case to the law, permitting the Superior/ICG merger on the basis that the efficiency gains from the merger are greater than and offset the effects of the potential lessening of competition.

12. Comparative Figures

Certain reclassifications of prior year amounts have been made to conform to current year presentations.

END

Superior Propane Income Fund

Theresia R. Reisch
Investor Relations Manager &
Secretary to the Fund
Direct Telephone: (403) 730-5818
Direct Facsimile: (403) 730-7519
E-Mail: reischt@superiorpropane.com

February 21, 2003

To: All Canadian Securities Commissions
The Toronto Stock Exchange

Gentlemen:

Re: Annual Meeting of Superior Propane Income Fund

With respect to the upcoming Meeting of Unitholders of Superior Propane Income Fund, we advise as follows:

Meeting Type:	**Annual**
Meeting Date:	**April 24, 2003**
Record Date:	**March 20, 2003**
Material Mail Date:	**March 27, 2003**
Meeting Location:	**Calgary, Alberta**
Applicable Securities:	**Trust Units**
CUSIP Number:	**867946-10-5**

Yours truly,
Superior Propane Income Fund

Signed: *"Theresia R. Reisch"*

Theresia R. Reisch
Secretary to the Fund

h:\spif\AGM\TSENotice.doc

Superior Plus Income Fund

Superior Plus Inc.

NEWS RELEASE

February 26, 2003

Name Change to Superior Plus

Calgary, AB... Superior Propane Income Fund and Superior Propane Inc. confirmed today that they have changed their names to Superior Plus Income Fund (the "Fund") and Superior Plus Inc. ("Superior") respectively, to recognize Superior's successful diversification outside of the propane retailing business.

Superior's propane retailing business will continue to operate under the Superior Propane trade name. Superior's pulp chemicals business operates under the ERCO Worldwide trade name and Superior's natural gas retailing business under the Superior Energy Management name.

Superior Plus Income Fund trust units continue to trade on the Toronto Stock Exchange (the "TSX") under the same trading symbol SPF.UN. There are 48.3 million trust units outstanding. The Fund's 8% Convertible Unsecured Subordinated Debentures, Series 1, and 8% Convertible Extendible Unsecured Subordinated Debentures, Series 2, trade on the TSX under the trading symbols SPF.DB and SPF.DB.A, respectively. There are no changes to the CUSIP numbers for these securities.

For more information please contact:

Theresia R. Reisch
Investor Relations Manager
Superior Plus Income Fund
Tel: (403) 730-5818 / Fax: (403) 730-7519
E-mail: reischt@superiorpropane.com

Superior Plus Income Fund
1111 - 49 Avenue NE
Calgary, Alberta T2E 8V2
Website: www.superiorpropane.com
Toll Free: 1-877-341-7500

RECEIVED

2004 NOV -1 P 1:45

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Early Warning Report

Section 176 - *Securities Act* (Alberta)
Section 111 - *Securities Act* (British Columbia)
Section 110 - *The Securities Act,* 1988 (Saskatchewan)
Section 92 - *Securities Act* (Manitoba)
Section 101 - *Securities Act* (Ontario)
Section 147.11 - *Securities Act* (Quebec)
Section 102 - *Securities Act* (Newfoundland)
Section 107 - *Securities Act* (Nova Scotia)

(a) *The name and address of the offeror:*

SUPERIOR INVESTMENT TRUST
1111 49 Avenue N.E.
Calgary, Alberta, T2E 8V2

(b) *The designation and number or principal amount of securities and the offeror's security holding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances:*

Superior Investment Trust (the "Trust") acquired ownership of 175,000 trust units of the Superior Propane Income Fund (the "Fund"). Prior to the transaction, the Trust held 4,670,501 trust units of the Fund.

(c) *The designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to obligation to file the news release*:

As a result of and following the acquisition, the Trust holds 4,845,501 trust units or approximately 10% of the issued and outstanding trust units of the Fund.

(d) *The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph (c) over which*

(i) the offeror, either alone or together with any joint actors, has ownership and control:

As a result and following the transaction, the Trust owns and controls 4,845,501 trust units of the Fund representing, in aggregate, approximately 10% of the issued and outstanding trust units of the Fund.

(ii) the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor:

None

(iii) the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:

None

(e) *The name of the market in which the transaction or occurrence that gave rise to the news release took place:*

The securities were acquired as an open market transaction on the Toronto Stock Exchange.

(f) *The purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:*

The Trust holds an approximate 10% ownership of trust units in the Fund as well as the rights under the Management and Administration agreements with Superior Propane Inc. ("Superior") and the Fund, respectively. The purpose of the transaction was to maintain a 10% ownership interest in the Fund. As the Fund's outstanding capital increases as a result of the issuance of additional trust units from treasury due to the exercise of options, conversion of debentures, or otherwise, the Trust intends to purchase, from time to time, additional trust units of the Fund to maintain its 10% ownership interest.

(g) *The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:*

Pursuant to the provisions of the unanimous shareholders' agreement dated October 8, 1996 among the Trust, Superior SMS Partnership (the "Partnership"), the Fund and Superior, as amended (the "Unanimous Shareholders' Agreement"), the Board of Directors of Superior shall be comprised of seven members who are nominated as follows:

1 - nominated by the Fund;
2 - nominated by the Trust (or its successors or assigns), as the holder of 10% or more of the invested capital of Superior;
2 - nominated by the Partnership (or its successors or assigns) as manager of Superior pursuant to the Management Agreement; and
2 - directors who are not directors, officers, employees or trustees of the manager of Superior or the Fund, as the case may be, who are nominated by the Board of Directors of Superior.

The Trust's entitlement to nominate two directors is subject to the Trust being the registered owner of 10% or more of the "Invested Capital" of Superior. The Trust's portion of the Invested Capital may be represented directly through its holdings of Common Shares and Shareholder Notes of Superior, indirectly through its holdings of Trust Units of the Fund, or any combination thereof. In circumstances where the Trust is the registered owner of less than 10% of the Invested Capital, the Trust's entitlement to nominate two directors will be reduced to one director and the Fund will be entitled to nominate an additional director. To the extent that the Trust does not retain any Invested Capital, it will not be entitled to any representation on the Board of Directors of Superior.

(h) *The names of any joint actors in connection with the disclosure required by this Appendix:*

N/A

(i) *In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror:*

N/A

(j) *If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 in respect of the reporting issuer's securities:*

N/A

Dated at Calgary, Alberta this 25th day of February, 2003.

SUPERIOR INVESTMENT TRUST

"W. Mark Schweitzer"

Per:________________________

W. Mark Schweitzer
Executive Vice-President / Chief Financial Officer
SUPERIOR CAPITAL MANAGEMENT INC.
As manager of SUPERIOR INVESTMENT TRUST

Superior Plus

Theresia R. Reisch
Investor Relations Manager &
Secretary to the Fund
Direct Telephone: (403) 730-5818
Direct Facsimile: (403) 730-7519
E-Mail: reischt@superiorpropane.com

March 14, 2003

To: All Canadian Securities Commissions
The Toronto Stock Exchange

Gentlemen:

Re: Annual Meeting of Superior Plus Income Fund - AMENDMENT

With respect to the upcoming Meeting of Unitholders of Superior Plus Income Fund, we advise that amendments have been made as follows:

Meeting Type:	**Annual and Special**
Meeting Date:	**May 8, 2003**
Record Date:	**March 20, 2003**
Material Mail Date:	**April 11, 2003**
Meeting Location:	**Calgary, Alberta**
Applicable Securities:	**Trust Units**
CUSIP Number:	**867946-10-5**

Yours truly,
Superior Plus Income Fund

Signed: *"Theresia R. Reisch"*

Theresia R. Reisch
Secretary to the Fund

h:\spif\AGM\TSENotice.doc

Superior Plus
Income Fund

NEWS RELEASE **March 18, 2003**

Superior Plus Updates Status of Possible Internalization Proposal

Calgary, AB... Superior Plus Income Fund today provided an update for investors on the status of the possible internalization of Superior Plus' management contract.

As previously disclosed, the possibility of internalizing management at Superior Plus has been under consideration by a Special Committee of the Board of Directors since late 2002. This review was interrupted by the acquisition of the Sterling Pulp Chemical's business and the $250 million convertible debenture financing. Important progress has been made over the last few weeks. No final agreement has been reached but there are several important principles that are being contemplated.

- The buy out of the Incentive Management Contract would be paid in Superior Plus units and not cash, as contemplated in the contract.
- The impact of the transactions is expected to be accretive to unit holders distributions by 5% to 10%.
- Executive management of Superior Plus would continue with Grant Billing as Executive Chairman, Geoff Mackey as President and CEO and Mark Schweitzer as Executive Vice President and CFO.
- A substantial amount of the units to be received by Executive Management pursuant to the transaction would be held in escrow for several years to help retain management.
- The Manager would relinquish the right to four of the seven Director positions of the Superior Plus Inc. Board.
- Any agreement would be subject to approval by the Superior Plus unit holders.

There is no assurance that an agreement will be reached, but Superior Plus is encouraged by the progress being made at this time.

Background

The management contracts are principally owned by a group of institutional investors who, along with Superior Plus' executive management team, purchased the contracts and 10% of the outstanding units in 1998 for approximately $68 million. Superior Plus has been one of the best performing income trusts on the TSX since its inception.

Superior Plus Income Fund trust units continue to trade on the Toronto Stock Exchange (the "TSX") under the same trading symbol SPF.UN. There are 48.3 million trust units outstanding. The Fund's 8% Convertible Unsecured Subordinated Debentures, Series 1, and 8% Convertible Extendible Unsecured Subordinated Debentures, Series 2, trade on the TSX under the trading symbols SPF.DB and SPF.DB.A, respectively.

For more information please contact:

Geoff N. Mackey
President and Chief Executive Officer
Superior Plus Inc.
Tel: 403-730-5881/Fax 403-730-7519
E-mail: mackeyg@superiorpropane.com

Theresia R. Reisch
Investor Relations Manager
Superior Plus Income Fund
Tel: (403) 730-5818/Fax: 403-730-7519
E-mail: reischt@superiorpropane.com

Superior Plus Income Fund
1111 - 49 Avenue NE
Calgary, Alberta T2E 8V2
Website: www.superiorpropane.com
Toll Free: 1-877-341-7500

Superior Plus Income Fund

Superior Plus Inc.

NEWS RELEASE – TSX: SPF.un **April 1, 2003**

No Further Appeals from Competition Bureau on Superior/ICG Merger

Calgary, AB… Superior Propane Income Fund and Superior Propane Inc. confirmed today that the Competition Bureau announced late yesterday that it will not appeal the Federal Court of Appeal's latest favourable decision on the Superior/ICG merger rendered on January 31st, 2003. In its decision, the Federal Court of Appeal had confirmed that the Competition Tribunal, in its re-determination decision rendered on April 4, 2002, properly followed the direction of the Federal Court of Appeal and correctly applied the facts of the case to the law, permitting the Superior/ICG merger on the basis that the efficiency gains from the merger are greater than and offset the effects of the potential lessening of competition.

In commenting on this development, Grant Billing, Executive Chairman of Superior said: "We are very pleased with this decision, which concludes our five year process with the Competition Bureau. It is very satisfying for us to finally close this chapter for good. Cash distributions for 2002 reached $1.93 per trust unit, a 13% increase over the prior year, reflecting a full year of benefits gained from the integration of ICG Propane into Superior Propane's business. We will continue to expand our products and services to the benefit of all stakeholders."

The Fund holds 100% of Superior, which has three operating divisions. Superior Propane is Canada's largest distributor of propane, related products and services. ERCO Worldwide provides chemicals and technology to the pulp and paper and water treatment industries. Superior Energy Management provides natural gas supply services, predominately to commercial and industrial markets in Ontario.

Superior Plus Income Fund trust units trade on the Toronto Stock Exchange (the "TSX") under the same trading symbol SPF.UN. There are 48.5 million trust units outstanding. The Fund's 8% Convertible Unsecured Subordinated Debentures, Series 1 and Series 2, trade on the TSX under the trading symbols SPF.DB and SPF.DB.A, respectively.

For more information please contact:

Grant D. Billing
Executive Chairman
Superior Plus Inc.
Tel: 403-730-5816

Theresia R. Reisch
Investor Relations Manager
Superior Plus Income Fund
Tel: (403) 730-5818 /
Fax: (403) 730-7519

Superior Plus Income Fund
1111 - 49 Avenue NE
Calgary, Alberta T2E 8V2
Website: www.superiorplus.ca
Toll Free: 1-877-341-7500

- 30 -

Superior Plus Income Fund

Superior Plus Inc.

NEWS RELEASE – TSX: SPF.un **April 3, 2003**

Superior Plus Announces Proposal to Internalize Management

– Proposal Would Increase Monthly Distributions by 9% –

Calgary, AB... Superior Plus Income Fund (the "Fund") today announced plans to internalize its management structure for a total consideration of 7.0 million trust units of the Fund and 3.5 million warrants. The internalization process will result in the elimination of the management incentive fee effective January 1, 2003. Senior management will continue in their current roles as executive officers of Superior Plus Inc. ("Superior"). Pursuant to the proposal, no management fees will be payable from January 1, 2003 to closing. This represents an immediate savings to the Fund of approximately $8.5 million. It is anticipated that the transaction will be completed on or about May 8, 2003, subject to regulatory and unitholder approvals.

A Special Committee comprised of the independent directors of Superior and the trustees of the Fund was formed to consider the internalization of the management functions of Superior and the administration functions of the Fund. The Special Committee determined that the proposed management internalization transaction is in the best interests of Superior, the Fund and unitholders. The Board of Trustees of the Fund and the Board of Directors of Superior have unanimously recommended that unitholders approve the internalization transaction.

The internalization transaction represents a significant improvement over the management fees that would have otherwise been payable under the terms of the existing management and administration agreements between Superior, the Fund and the Manager. The total management and administration fees avoided for 2003 are estimated to be approximately $25.2 million. If the transaction is approved by unitholders at their May 8th meeting, the Fund intends to increase the monthly cash distribution rate by 9% from $0.16 to $0.175 per trust unit, effective with the May distribution payable on or before June 15, 2003, consistent with the expected accretion in distributable cash flow.

The Special Committee, the Board of Directors of Superior and the Board of Trustees of the Fund, expect that the following additional benefits will result from the proposed transaction:

- Distributable cash flow for 2003 is expected to increase by approximately $25.2 million with the elimination of the management and administration fees;
- The termination consideration to be paid under the internalization transaction is a significant discount to the calculated amount of the full termination fee stated to be payable under the termination provisions of the agreements;
- The equity capital structure of the Fund will be significantly enhanced with the issue of the trust units under this transaction;

- Superior's ability to invest in its operations and acquire additional businesses to continue the growth of the Fund is enhanced by the elimination of future management fees and a resulting reduction in Superior's cost of capital;

- The buyout consideration, being entirely in the form of equity, avoids significant financing costs and may provide tax benefits to Superior and the Fund;

- The Fund's corporate governance will be improved by simplifying the corporate structure and eliminating the Manager's right to appoint four of the seven Directors of Superior;

- The proposal ensures the long-term retention and commitment of Messrs. Grant D. Billing, Executive Chairman, Geoffrey N. Mackey, President and CEO and W. Mark Schweitzer, Executive Vice-President, Corporate Development and CFO of Superior (collectively, the "Executive Officers"), who each will continue to have a close alignment with unitholders through their significant holding of trust units and warrants directly and through escrow arrangements on the trust units; and

- The transaction will enhance the attractiveness of the Fund's trust units to a wider range of potential investors.

Background to the Agreement

The management and administration agreements are principally owned by Enterprise Capital Management Inc. and related institutional investors ("Enterprise Capital") who, together with the Executive Officers purchased the agreements and approximately 10% of the outstanding trust units of the Fund in 1998 for approximately $68 million. Superior's strategy was and continues to be to grow cash distributions and the value of the Fund through growth investments in its businesses, augmented by selective acquisitions. The first acquisition of the Fund was ICG Propane in late 1998. In mid-2002, Superior entered the natural gas retailing business and in late 2002, acquired its pulp chemicals business. These acquisitions propelled the growth of the Fund from an enterprise value of $566 million at December 31, 1997, to an enterprise value of $1.7 billion as at December 31, 2002. Cash distributions have grown by 52% from $1.27 in 1997 to $1.93 in 2002. Unitholders have been rewarded with compound annual returns on their investment in excess of 20% since the inception of the Fund in October 1996.

Through its 10% direct interest and the incentive fee structure, the Manager's interests have been strongly aligned with those of the unitholders. There were no incentive fees payable under the management agreement until the first payment of $0.9 million for 1998, when unitholder distributions first exceeded the minimum threshold of $1.27 per trust unit. The Fund has been successful in increasing unitholder distributions each year and, accordingly, the management incentive fee payable for 2002 reached $11.1 million, which together with current trends to simplify the structure of income funds, created the desire to look at other alternatives to position Superior for continued success and future growth.

Terms of the Agreement

Under the proposed transaction Superior and the Fund will terminate the management and administration agreements and thereby eliminate the management incentive fee and the administration fee, effective January 1, 2003 in exchange for 7.0 million trust units and 3.5 million warrants, exercisable to purchase trust units for five years at a price of $20.00 per trust unit, with a total value of approximately $139 million based on the market price of the trust units on April 1, 2003. Of the 7.0 million trust unit settlement, approximately 946,000 trust units to be issued to the Executive Officers are subject to escrow arrangements over a period of four years. The proposed transaction also includes commitments from the Executive

Officers who have been instrumental in the growth of the Fund, to continue their executive management roles. The Executive Officers agreed to sign industry standard employment agreements providing market based compensation with Superior. The Board of Directors of Superior will conduct annual compensation reviews. In order to ensure the retention and continued strength in unitholder alignment of the Executive Officers, the Fund will advance an aggregate of $6.5 million by way of a non-interest bearing loan and the Executive Officers will use these funds to purchase an aggregate of 325,000 trust units, which will be pledged as collateral against the loan. The loan must be repaid over the next four years in instalments of 40% on the first anniversary of the employment agreement and 20% on each subsequent anniversary. The Senior Executives will receive retention bonus payments equal to the loan repayments if they are employees on those dates.

Special Committee and Independent Financial Advisor

The Special Committee was chaired by Peter A.W. Green, Chairman of the Fund and independent director of Superior and included Allan G. Lennox, independent director of Superior, and Messrs. John S. Burns, Q.C. and Norman R. Gish, trustees of the Fund. The Special Committee retained McLennan Ross LLP as counsel to provide legal advice in connection with the Special Committee's mandate and to assist in the negotiation of the internalization transaction. National Bank Financial Inc. was engaged by the Special Committee to provide independent financial advice on the transaction, assist in the negotiations and to provide an opinion on the fairness in respect of the proposed transaction.

The Special Committee determined that the proposed internalization is in the best interests of the unitholders and recommends approval. The Special Committee further recommended the management employment and retention arrangements to ensure the continuation of the existing management. In the opinion of National Bank Financial, the consideration being paid in connection with the internalization transaction is fair, from a financial point of view, to the unitholders of the Fund, other than the Manager.

Speaking on behalf of the Special Committee, Mr. Green said, "This transaction creatively and effectively eliminates Superior's obligations under the management and administration agreements and serves the best interests of our unitholders. We are pleased to have structured a transaction that creates a strong platform for continued growth and value creation and retains this very skilled and experienced executive management team, committed to continuing its outstanding track record of delivering superior returns to unitholders."

Grant Billing, Executive Chairman of Superior said, "This transaction is accretive to unitholder distributions and is instrumental to the Fund's ability to continue generating superior long-term returns for all unitholders. Eliminating the management fees and maintaining management continuity provides Superior with greater opportunities to continue its growth strategy to the benefit of unitholders."

Unitholder Meeting

Details of the agreement will be mailed to unitholders the week of April 7, 2003. A meeting of unitholders has been scheduled for May 8, 2003, at which time the unitholders will be asked to approve the transaction. The transaction requires the approval of (a) more than 50% of the votes cast at the meeting, excluding the approximate 10% of the outstanding units held by the Manager; and (b) the additional approval of 66 2/3% of all votes cast at the meeting, including the Manager's.

Conference Call and Webcast

Superior will be conducting a conference call and web cast for interested analysts, brokers, investors and the media about the proposed transaction at 9:00 a.m. MST (11:00 a.m. EST) on Thursday, April 3, 2003.

If you wish to participate in the call, dial the conference operator at: 1-800-814-4860 five minutes before the call is to commence and ask to be connected to the Superior conference call. The conference call presentation will be available at our website www.superiorplus.ca.

A post-view number, which you can use to hear the replay of the conference call will be available after 11:00 a.m. (MST) on April 3 until midnight, May 7, 2003. To access this recording, please dial: 1-877-289-8525 and enter the reservation number of 246712#. The conference call will also be posted (audio-broadcast) on the CNW website which can be accessed through Superior's site at: www.superiorplus.ca.

Superior Plus – An Overview

The Fund holds 100% of Superior, which has three operating divisions. Superior Propane is Canada's largest distributor of propane, related products and services. ERCO Worldwide provides chemicals and technology to the pulp and paper and water treatment industries. Superior Energy Management provides natural gas supply services, predominately to commercial and industrial markets in Ontario.

Superior Plus Income Fund trust units trade on the Toronto Stock Exchange (the "TSX") under the same trading symbol SPF.UN. There are 48.5 million trust units outstanding. The Fund's 8% Convertible Unsecured Subordinated Debentures, Series 1 and Series 2, trade on the TSX under the trading symbols SPF.DB and SPF.DB.A, respectively.

For more information please contact:

Grant D. Billing
Executive Chairman
Superior Plus Inc.
Tel: 403-730-5816
E-mail:gbilling@superiorplus.ca

Theresia R. Reisch
Investor Relations Manager
Superior Plus Income Fund
Tel: (403) 730-5818 /
Fax: (403) 730-7519
E-mail:treisch@superiorplus.ca

Superior Plus Income Fund
1111 - 49 Avenue NE
Calgary, Alberta T2E 8V2
Website: www.superiorplus.ca
Toll Free: 1-877-341-7500

RECEIVED

2004 NOV -1 P 1:45

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Superior Plus Income Fund

Annual Information Form

(for the fiscal year ended December 31, 2002)

April 3, 2003

Table of Contents

SUPERIOR PLUS INCOME FUND

Superior Plus Income Fund (the "Fund") is a limited purpose, unincorporated trust established under the laws of the Province of Alberta by a Declaration of Trust made as of August 2, 1996, as amended (the "Declaration of Trust"). On January 31, 2001, the Declaration of Trust was further amended, removing the restrictions on the Fund's ability to borrow money or incur other forms of indebtedness (see "Declaration of Trust and Description of Trust Units" on page 7). In compliance with Section 2.3 of the Declaration of Trust, the Board of Trustees approved the change of name from Superior Propane Income Fund, to the "Superior Plus Income Fund", on February 19, 2003. The principal office of the Fund is 1111 - 49 Avenue N.E. Calgary, Alberta T2E 8V2. The Fund holds all of the outstanding securities of Superior Plus Inc. ("Superior" or the "Company").

The Fund's investments in Superior are comprised of Class A and B Common Shares ("Common Shares") and unsecured subordinated notes due October 1, 2026 (the "Shareholder Notes"). The Fund's investments in Superior are financed by trust unit equity ("Trust Units") and 8% convertible unsecured subordinated debentures due July 31, 2007 and convertible at $16.00 per Trust Unit ("Series 1 Debentures") and 8% convertible unsecured subordinated debentures due November 1, 2008 and convertible at $20.00 per Trust Unit ("Series 2 Debentures"), collectively (the "Debentures"). The Fund distributes to holders of Trust Units of the Fund ("Unitholders"), dividends and/or returns of capital received from its Common Share investment and interest received from its Shareholder Note investment, after payment of Fund expenses and distributions to the holders of Debentures of the Fund ("Debentureholders").

Superior

Superior was incorporated under the provisions of *Part I of The Companies Act, 1934* by letters patent dated July 24, 1951, as Superior Propane Limited and was continued under the *Canada Business Corporations Act* on June 30, 1978. The Company's registered office and executive office are at 1111 - 49th Avenue N.E., Calgary, Alberta, T2E 8V2.

Superior's articles of incorporation have been amended from time to time since 1951. The most recent amendments were the amalgamation of Sterling Pulp Chemicals, Ltd., Sterling Pulp Chemicals (Sask) Ltd., and related entities with Superior Propane Inc., effective December 19, 2002, and the name change to "Superior Plus Inc." effective February 26, 2003. Over time, Superior achieved growth through a series of acquisitions and during 2002, Superior expanded its operations outside of the retail propane distribution business. Superior's name change was designed to reflect its expanded business operations.

Subsidiaries

The following is a list of the principal and other selected subsidiaries of Superior as of December 31, 2002:

Company	Jurisdiction	Percentage of Voting and Non-Voting Shares Owned, Controlled or Directed by Superior
ERCO Worldwide Holdings Inc.	Delaware	100%
ERCO Worldwide Inc.	Delaware	100%

Business Operations

With the acquisition of the pulp chemicals business (see "Significant Acquisition" below) and Superior's entry into the natural gas retailing business during 2002, Superior's operations are now conducted by three business divisions:

- the propane retailing business operating under the trade name Superior Propane (the "Propane Retailing Business" or "Superior Propane");
- the pulp chemicals business, operating under the trade name ERCO Worldwide (the "Pulp Chemicals Business" or "ERCO Worldwide"); and
- the natural gas retailing business, operating under the trade name Superior Energy Management (the "Natural Gas Retailing Business" or "Superior Energy Management").

Superior's strategy includes adding value to Unitholders by developing and executing sound business strategies in each of its businesses while further expanding its business operations over time.

Superior Propane is Canada's largest marketer of propane, propane consuming equipment and related services. With approximately 1,800 employees, Superior Propane is a national retailer, delivering propane gas and providing related products and services since 1951 to almost 300,000 customers across Canada.

On December 7, 1998, Superior acquired ICG Propane Inc. ("ICG") from Petro-Canada. Since that time, Superior's acquisition of ICG has been the subject of proceedings at the Competition Tribunal and in the federal courts. On April 4, 2002, the Competition Tribunal released its decision with respect to the Re-determination Hearing, ordered by the Federal Court of Appeal, which reconfirmed the decision to permit the Superior/ICG merger on the basis that the efficiency gains from the merger are greater than and offset the estimated effects of the potential lessening of competition. On April 17, 2002, the Competition Bureau announced that it filed an application to appeal the April 4, 2002 Competition Tribunal decision. The appeal hearing began on November 26, 2002, based on the same evidence previously presented. On January 31, 2003, the Federal Court of Appeal dismissed the Competition Bureau's appeal. On March 31, 2003, the Competition Bureau confirmed that it will not appeal the January 31, 2003 decision, bringing this litigation process to a favorable conclusion.

The physical integration of ICG into Superior Propane's operating structure was completed in the fourth quarter of 2001. Since that time, Superior Propane has focused on optimizing customer routing and other business process improvements to maximize the efficiency of its combined propane operations.

Superior entered the Natural Gas Retailing Business in June of 2002, servicing residential, commercial and light industrial customers in the Ontario marketplace. An experienced management team was hired and initial gas sales commenced in the fourth quarter of 2002.

Significant Acquisition

On December 19, 2002, Superior acquired the Pulp Chemicals Business of Sterling Chemicals, Inc. and certain of its subsidiaries for Cdn. $584.5 million, on a debt free basis. As previously stated, the Pulp Chemicals Business now operates under the ERCO Worldwide trade name.

ERCO Worldwide is one of only two businesses worldwide that provide precursor chemicals, chlorine dioxide generators and related technology and services to the pulp and paper industry. The business is one of the world's largest producers of sodium chlorate, which is used primarily in the generation of chlorine dioxide for the bleaching of wood pulp. It also has the world's largest installed base of modern chlorine dioxide generators and technology for the pulp and paper industry, and is a leader in developing new generators and related technology for the water treatment markets. ERCO Worldwide is a growing supplier of sodium chlorite, which is used to generate chlorine dioxide for water treatment and food processing. In addition, the Business generates royalty revenue from its technology, which is protected by patents. (See Review of Superior's Operations - Pulp Chemicals Business on page 13).

GENERAL DEVELOPMENT AND STRUCTURE OF THE FUND

The Fund holds 100% of Superior. A group of senior executives of Superior together with funds managed by Enterprise Capital Management Inc., operating under the name of Superior Capital Management Inc. and related entities ("SCMI"), hold approximately 10% of the Fund's outstanding Trust Units and the rights under the Fund's Administration Agreement and Superior's Management Agreement.

Pursuant to the Management Agreement, SCMI provides executive management and other services to Superior and provides the Fund with administrative and advisory services (see note 16 to the consolidated financial statements on page 35 of the Fund's 2002 Annual Report).


Unitholders
Debentureholders
SCMI
Fund
10% Interest
Management Agreement
Administration Agreement
100% Shareholder Notes
100% Common Shares
Superior
Divisions:
• Superior Propane
• Superior Energy Management
• ERCO Worldwide
ERCO Worldwide Holdings Inc.
ERCO Worldwide Inc.

On January 31, 2001, the Fund issued from treasury $100 million principal amount of Series 1 Debentures. Superior used these funds to repay existing bank indebtedness incurred by it in July 1998 for its acquisition of ICG and for general corporate purposes. On December 17, 2002, the Fund issued from treasury $250 million principal amount of Series 2 Debentures to finance a portion of the acquisition of the Pulp Chemicals Business.

The Fund has three trustees, who are unrelated to Superior or SCMI, and are responsible for, among other things, (i) acting for, voting on behalf of and representing the Fund as a shareholder and noteholder of Superior; (ii) maintaining records and providing reports to Unitholders; (iii) supervising the activities and affairs of the Fund; and (iv) declaring distributions from the Fund to Unitholders.

Unanimous Shareholders' Agreement

Pursuant to the provisions of the unanimous shareholders' agreement dated October 8, 1996 among Superior, the Fund and SCMI, as amended (the "Unanimous Shareholders' Agreement"), the Board of Directors of Superior shall be comprised of seven members who are nominated as follows:

1 – nominated by the Fund;
2 – nominated by SCMI (or its successors or assigns), as the holder of 10% or more of the invested capital of Superior;
2 – nominated by SCMI (or its successors or assigns) as manager of Superior pursuant to the Management Agreement; and
2 – directors who are not directors, officers, employees or trustees of SCMI, the manager of Superior or the Fund, as the case may be, who are nominated by the Board of Directors of Superior.

SCMI's entitlement to nominate two directors is subject to SCMI being the registered owner of 10% or more of the "Invested Capital" of Superior. SCMI's portion of the Invested Capital may be represented directly through its holdings of Common Shares and Shareholder Notes of Superior, indirectly through its holdings of Trust Units of the Fund, or any combination thereof. SCMI currently holds approximately 10% of the Trust Units and, accordingly, approximately 10% of the Invested Capital. In circumstances where SCMI is the registered owner of less than 10% of the Invested Capital, SCMI's entitlement to nominate two directors may be reduced to one director and the Fund will be entitled to nominate an additional director. To the extent that SCMI does not retain any Invested Capital, it will not be entitled to any representation on the Board of Directors of Superior and the Fund will be entitled to three nominees. However, this does not limit SCMI's rights to nominate two directors as manager of Superior.

Pursuant to the Unanimous Shareholders' Agreement, the Fund must use its best efforts to cause the Board of Directors of Superior to appoint the executive officers of Superior as directed from time to time by SCMI, as manager of Superior. The Unanimous Shareholders' Agreement also requires the Fund to vote its Common Shares and Shareholder Notes as directed by the Board of Directors of Superior other than in respect of certain fundamental changes. SCMI may assign its rights under the Unanimous Shareholders' Agreement.

Management Agreement

Pursuant to the Management Agreement between SCMI and Superior dated October 8, 1996, as amended (the "Management Agreement"), SCMI provides senior executive, management and other services to Superior. The Management Agreement provides for the full recovery of all expenses, including general and administrative expenses, of SCMI attributable to the management of Superior. The trustees of the Fund have the right to request an audit of general and administrative expenses charged to Superior. For the year ended December 31, 2002, Superior paid SCMI $1.0 million related to salary and benefit expenses incurred by SCMI for the SCMI Senior Executives ($0.7 million for the year ended December 31, 2001).

The Management Agreement entitles SCMI to earn incentive fees which are based upon the level of cash flow distributed to the Fund in respect of a calendar year. The incentive fees are payable annually on April 15th of the year following the applicable year. SCMI, as the manager, will be entitled to incentive fees in respect of a year when distributions by Superior in respect of that year are within the following target ranges:

	Cash Flow Distributed to the Fund Per Trust Unit	*Incentive Fee Entitlement of the Manager*
	Less than $1.27	Nil
First Target	$1.28 to $1.45	15%[1]
Second Target	$1.46 to $1.89	25%[1]
Third Target	$1.90 and greater	50%[1]

(1) percentage of incremental cash flow in excess of the cash flow amount calculated under the previous target range.

The management incentive fee payable in respect of 2002 is $11.1 million (and was $5.6 million in 2001). On December 19, 2002, Superior acquired ERCO Worldwide for $584.5 million on a debt free basis (the "Acquisition"). SCMI has an indirect interest in the Acquisition as it is anticipated that the cash distributable by Superior to the Fund will increase as a result of the transaction, which will increase the size of the management incentive fee payable to SCMI in accordance with the terms of the Management Agreement. However, if the Internalization Transaction is approved by the unitholders of the Fund as described herein no further management incentive fees will be incurred by Superior effective January 1, 2003 (See "Management Internalization").

The Management Agreement and all of the rights, entitlements and obligations of SCMI thereunder are assignable, subject to the approval of the directors of Superior who are independent of SCMI. Such consent may not be unreasonably withheld and is to be based upon the expertise and financial strength of the assignee. In the event the Management Agreement is assigned, the Administration Agreement between SCMI, the Fund and Superior must also be assigned to the new manager.

The Management Agreement has an initial term of ten years and is automatically renewed for successive three year terms unless Unitholders vote, by a majority of 66 2/3% of all outstanding Trust Units, to terminate the agreement, following a notice period of one year, at the end of the initial or any renewal term, as the case may be. SCMI may terminate the agreement at any time following a one year notice period. The Management Agreement may also be terminated by Superior upon the insolvency, liquidation or winding-up of SCMI (or its successors and assigns), upon a material

breach by SCMI of its contractual obligations, which is not remedied within six months following notice of breach, or the termination of the Fund. In the event the Management Agreement is not renewed or is terminated for reasons other than SCMI's insolvency, liquidation or winding-up or a material breach of the Management Agreement by SCMI, Superior is obligated to pay SCMI (or its successors and assigns) an amount equal to the average of the actual management fees paid by Superior in the immediately preceding two fiscal years and the budgeted fees in the current or forthcoming year, multiplied by ten.

Any material conflicts of interest involving SCMI and Superior must be presented to the Board of Directors of Superior for the approval of the members of such board who are not directors, officers or employees of SCMI or Superior in accordance with the provisions of the *Canada Business Corporations Act*. Accretive acquisitions of Superior have the effect of increasing the management incentive fee payable by Superior to SCMI, and accordingly, the Board of Superior has established a special committee of independent directors to review and approve material acquisitions. The acquisition of ERCO Worldwide was reviewed and approved by the special committee with the support of a fairness opinion from an independent investment banking firm.

Administration Agreement

Pursuant to an administration and advisory agreement among the Fund, Superior and SCMI dated October 8, 1996, as amended (the "Administration Agreement"), SCMI acts as administrator and advisor for the Fund in consideration of an initial annual fee of $0.3 million, adjusted annually for inflation ($0.3 million for 2002). SCMI, as the administrator and advisor, also provides or arranges for the provision of services required in the administration of the Fund.

The Administration Agreement has an initial term of ten years and is automatically renewed for successive three year terms unless Unitholders vote, by a majority of 66 2/3% to terminate the agreement, following a notice period of one year at the end of the initial or any renewal term, as the case may be and provided the Management Agreement is being terminated simultaneously. SCMI may terminate the agreement at any time following a one year notice period. The Administration Agreement may also be terminated by the Fund upon the insolvency, liquidation or winding-up of SCMI (or its successors and assigns), upon a material breach by SCMI of its contractual obligations, which is not remedied within six months following notice of breach, or upon the termination of the Fund. In the event the Administration Agreement is not renewed or is terminated for reasons other than SCMI's insolvency, liquidation or winding-up or a material breach of the Administration Agreement by SCMI, SCMI will be entitled to be paid an amount equal to the annual fees payable by the Fund under the Administration Agreement multiplied by ten.

Management Internalization

In mid-2002, SCMI, the Superior Board of Directors and the Fund's Board of Trustees began considering the internalization of the management functions of Superior and the administrative functions of the Fund with the objective of eliminating future management fees payable to the SCMI under the Management Agreement and Administration Agreement. In October 2002, Superior's Board of Directors established a special committee consisting of independent directors of Superior and the trustees of the Fund (the "Special Committee") to consider various alternative transactions to, among other things, internalize the management functions of Superior and the administrative functions of the Fund, improve the governance structures of Superior and the Fund and retain the SCMI Senior Executives.

From inception to April 2, 2003, the Special Committee engaged in extensive discussions and negotiations with SCMI regarding the potential termination of the Management and Administration Agreements, culminating in an agreement reached with SCMI to terminate such agreements in consideration for the issuance of 7,000,000 Trust Units of the Fund and 3,500,000 Warrants, each entitling the holder thereof to acquire one Trust Unit upon exercise thereof and payment of $20.00 per Trust Unit, for a period of 5 years from the issuance thereof. (the "Internalization Transaction"). The termination of these two agreements would result in no further management or administration fees being incurred by Superior or the Fund effective January 1, 2003 representing an immediate savings of $8.5 million in fees. The Special Committee also recommended employment agreements with the SCMI Senior Executives be entered into at the time of closing of the Internalization Transaction which would provide for, among other things, certain retention bonus arrangements for such executives over the next four years (the "Retention Arrangements").

On April 2, 2003, the Special Committee unanimously determined that the consideration to be paid in respect of the Internalization Transaction was in the best interests of Superior, the Fund and the unitholders, other than SCMI, and recommended the Board of Directors of Superior and the trustees of the Fund approve the terms of the Internalization Transaction and further recommended the Internalization Transaction be presented to the unitholders for their approval. In connection therewith, the Special Committee also recommended separate employment agreements be entered into with each of the SCMI Senior Executives providing for the Retention Arrangements. Also on April 2, 2003, the Board of Directors of Superior and the trustees of the Fund determined unanimously that the Internalization Transaction and the Retention Arrangements were in the best interests of the Fund and the unitholders, other than SCMI, and unanimously recommended that unitholders vote in favour of the Internalization Transaction and the Retention Arrangements at the Annual and Special Meeting of unitholders to be held May 8, 2003 (the "Meeting").

To be completed, the Internalization Transaction and the Retention Arrangements must be approved by the unitholders of the Fund. The resolution of the unitholders approving these transactions must be passed by the affirmative votes cast by holders of not less than 66 2/3% of the Trust Units represented in person or by proxy at the Meeting and by the affirmative votes cast by holders of in excess 50% of the Trust Units other than votes attaching to Trust Units beneficially owned by SCMI, the insiders of SCMI and each of their respective associates, affiliates and insiders. If the resolution is passed, closing is expected to occur on May 8, 2003.

Declaration of Trust and Description of Trust Units

The Fund does not conduct active business operations, but rather, it distributes to Unitholders the income it receives from Superior, net of expenses and distributions payable on the Debentures. Pursuant to the Declaration of Trust, the Fund is restricted to: (a) owning, acquiring, holding and transferring securities issued by Superior; (b) temporarily holding cash and short term investments for the purposes of paying the expenses of the Fund, paying amounts payable by the Fund in connection with the redemption of any of the Fund's Trust Units and making distributions to Unitholders; and (c) issuing Trust Units for cash or in order to acquire, directly or indirectly, securities issued by Superior. The Declaration of Trust may be amended from time to time by at least 66 2/3% of the votes cast at a meeting of the Unitholders called for such purpose. On January 31, 2001, the Declaration of Trust was amended (the "Amendment") removing the restrictions on the Fund's ability to borrow money or incur other forms of indebtedness. The Amendment was approved by the Unitholders on March 7, 2001. In addition, the Amendment provides the Fund with power to issue any type of debt securities, including convertible debt securities and incur other indebtedness from time to time on terms acceptable to the Fund. Each Trust Unit represents an equal undivided

beneficial interest in the assets of the Fund. Each Trust Unit is transferable, entitles the holder thereof to participate equally in distributions of the Fund and to one vote at all meetings of Unitholders for each Trust Unit held and is not subject to future calls or assessments. Trust Units are redeemable at any time at the option of the holder. For information on Unitholders' capital, including information on Trust Unit options and the Fund's obligation to use its best commercial efforts to issue additional Trust Units to provide Superior with capital, see notes 12 and 14 to the consolidated financial statements on pages 32 and 33 of the Fund's 2002 Annual Report.

Cash Distributions

Pursuant to the Unanimous Shareholders' Agreement, the Board of Directors of Superior adopted a policy to distribute annually, on or about March 31 of each year, by way of dividends or a return of capital on its Common Share equity, substantially all of Superior's available cash remaining after satisfaction of any outstanding senior indebtedness obligations, interest obligations on the Shareholder Notes and other expense obligations, subject to applicable law and to Superior retaining such reasonable working capital and capital expenditure reserves as may be considered appropriate by the Board of Directors of Superior.

On February 24, 1999, the Fund and Superior amended the Unanimous Shareholders' Agreement which was approved by the Unitholders and became effective April 27, 1999, providing flexibility to the Board of Directors of Superior to declare dividends or returns of capital more frequently than on an annual basis.

Effective July 2002, the Fund increased the frequency of cash distributions to Unitholders from quarterly to monthly. The amount of cash to be distributed is equal to the total interest income earned on the Shareholder Notes and dividends or returns of capital received on the Common Share equity of Superior less distributions payable on the Debentures and any expenses or liabilities incurred by the Fund or amounts which may be paid in connection with any cash redemption of Trust Units.

Taxation

The Fund is a unit trust for income tax purposes. As such, the Fund is only taxable on any taxable income not allocated to Unitholders. For income tax purposes, at no time may non-residents of Canada be the beneficial holders of a majority of the outstanding Trust Units and, among other things, the transfer agent may refuse to permit a transfer of Trust Units or may compel non-residents to sell their Trust Units, in circumstances where non-residents may, or have, acquired more than 50% of the outstanding Trust Units.

REVIEW OF SUPERIOR'S OPERATIONS

Propane Retailing Business

Superior Propane is engaged primarily in the distribution and retail sale of propane, propane consuming appliances and related services. With approximately 1,800 employees, Superior Propane is a national retailer, delivering propane gas and providing related products and services to close to 300,000 customers across Canada since 1951. Total sales volumes represent approximately 50-55% of the total estimated Canadian propane retail market.

Superior Propane distributes propane from a network of approximately 158 locations comprised of 55 larger market centres and approximately 103 satellite and storage yards. Superior Propane has ten geographical market areas, which are managed by general managers. The general managers have direct responsibility for several market and satellite operations, customers, pricing, administration and the overall profitability of their geographic business units. Superior's markets are typically located in a rural, industrial or commercial setting on two to five acres of land with propane storage tanks, a cylinder dock, surplus land to store a working supply of customer tanks and cylinders, truck parking, warehouse space for rental equipment, appliance, materials and supplies inventories, an office and an appliance show room. Satellite operations function as propane storage facilities and are strategically located to minimize distribution costs. Storage facilities close to customers enhance security of supply, particularly during peak winter demand periods when road conditions may be poor and can interrupt efficient distribution. The operating area is generally limited to a radius of 100 to 400 kilometers around branch or satellite locations, depending on the nature of the customer base and local road infrastructure. Under Superior Propane's business structure, each market maintains a local presence through a market office and teams are responsible for managing their local business and pursuing local opportunities. The market centres are supported by two call centres in Dartmouth, Nova Scotia and Laval, Quebec, equipped to assist customers with general inquiries, fuel orders, billing inquiries, service requests and credit and collection issues, on a 24 hour/7days a week basis.

Competitive Conditions

The retail propane industry in Canada is mature, representing less than 2% of Canada's total energy consumption. Propane competes with other energy sources such as natural gas, fuel oil, electricity and wood for traditional uses, and gasoline and other alternative fuels for transportation uses. In Canada, the cheapest source of heating fuel is predominately natural gas. Where natural gas is available, propane can be used as a portable fuel and as a standby fuel for peak period requirements for industrial applications. In areas where natural gas is not available, propane is an alternative due to its portability. Propane is generally less expensive than electricity but more expensive than fuel oil on a heat content basis depending upon regional market conditions. However, the cleanliness, versatility, and operating efficiencies of propane make it competitive with fuel oil for heating purposes.

Propane distribution is a local, relationship based business. Superior Propane competes with approximately 200 propane retailers across Canada.

End-use Applications

Superior Propane's primary business consists of selling propane and related products and services for use in commercial, industrial, residential, agricultural, and automotive applications.

Commercial/Industrial: Commercial customers use propane for various applications, including space heating, water heating, refrigeration, and the operation of laundries and stationary engines. In certain geographic markets growth opportunities exist in converting more expensive electrical heating systems to propane, and in marketing to the commercial cooking business. Industrial usage includes the general industrial, forklift truck, welding, agent, construction and roofing markets. The major industrial uses of propane include process heating and heat treatment for manufacturing, forestry, mining and fuel for internal combustion engines that drive oil pumpjacks in Western Canada. Commercial/industrial demand is generally tied to economic growth.

Residential: In this category, propane is consumed primarily in areas where natural gas is not readily available. It is used for space heating, water and pool heating, fireplaces, clothes drying and cooking on ranges and barbecues. Residential consumption is sensitive to product cost and winter weather conditions.

Agricultural: In the agricultural market, propane is used for heating, pig and poultry brooding, grain drying and tobacco curing, greenhouse operations and weed burning. The agricultural business is extremely competitive, particularly as natural gas availability expands in rural markets. Propane demand for crop drying is a function of weather conditions and crop values.

Automotive: In the automotive market, propane is used as a transportation fuel, particularly for public and private fleets and other large volume users. Engine technology has outpaced propane conversion technology, limiting the ability to convert new vehicles to propane. Propane vehicle emissions are low in greenhouse gas emissions and other pollutants that contribute to ground level ozone and respiratory health problems. Auto propane has the potential to make a significant contribution to Canada's greenhouse gas emission performance. However, the demand is expected to continue to decline in the medium term at an estimated rate of 15 to 20 percent per year, although original equipment vehicle manufacturers have begun to re-introduce propane vehicle offerings.

Sales Volumes and Gross Profit

A detailed analysis of sales volumes and gross profit is provided on pages 11 to 13 of the Management's Discussion and Analysis contained in the Fund's 2002 Annual Report.

Supply and Storage

It is estimated that on an annual basis, approximately 11.0 billion litres of propane are produced in Canada of which about 4.8 billion litres are being consumed domestically and the balance is exported to the United States where it is consumed in the energy markets and as a petro-chemical feedstock in the manufacture of such products as ethylene, polypropylene, antifreeze, and rubbing alcohol. Propane is extracted from natural gas and crude oil. Extraction from natural gas occurs during gas processing operations at field plants or at large straddle plants located on the major natural gas trunk line systems. Extraction from crude oil occurs during the refining process. Approximately 87% of the propane produced in Canada is derived from natural gas processing and approximately 13% from crude oil refining. Superior's propane supply is currently purchased from 17 propane producers in Canada. Propane is purchased mainly under annual contracts and short term spot contracts with pricing arrangements based on industry posted prices at the time of delivery. Some of these arrangements provide for multiple points of delivery to Superior Propane. Superior Propane negotiates with suppliers to purchase from the locations where the propane is required in order to effectively satisfy Superior Propane's ongoing demand requirements. Also, some of Superior Propane's term supply contracts provide it with the ongoing option to increase or decrease its monthly volume of supply and thereby provide flexibility to meet fluctuating demand requirements.

Propane supply from Superior Propane's various suppliers has, historically, been readily available because of the substantial surplus of propane in Canada and the relationship Superior Propane typically enjoys with its principal suppliers.

Superior Propane's supply contract year ends March 31, 2003. The estimated percentage of annual propane requirement supplied to Superior Propane by the major suppliers is as follows:

	% of Annual Propane Requirement for contract year ended	
Name of Supplier:	March 31, 2003	March 31, 2004
BP Canada Energy Resources Company ("BP Canada") (1)	17%	20%
Shell Canada Limited	19%	19%
Conoco Canada Limited	15%	17%
Keyspan Energy Canada	13%	15%
	64%	71%
13 other producer/suppliers (2)	36%	29%
	100%	100%

Notes:

(1) BP Canada is the single largest propane producer in Canada and has supplied Superior Propane for over ten years.

(2) No single other producer/supplier accounts for over 10%. The majority of these contracts are renewed annually.

Superior Propane leases underground propane storage capacity in Marysville, Michigan and at Fort Saskatchewan, Alberta. Superior Propane's Marysville storage capacity is 119 million litres of propane. This facility has been leased to 2006 and provides Superior Propane with a storage position in the eastern Canadian market so Superior Propane can maintain supply security and distribution capacity in periods of supply disruption and high demand in the winter season. The leases in the Fort Saskatchewan area are annual, evergreen renewing arrangements and provide for approximately 12 million litres of underground propane storage capacity.

Propane Transportation

Primary Distribution

Primary transportation is the delivery of propane from product supply points to Superior Propane's market offices, satellite locations or storage yards, and to certain large industrial customers. Cargo liners and pressurized railcars are the two primary transportation modes. The capacities of the cargo liners vary from 35,000 to 65,000 litres per trailer. The railcars carry approximately 115,000 litres per car.

In eastern Canada, approximately 75% of Superior Propane's primary transportation requirements are provided by road cargo liners and 25% by rail. ETI Energy Transportation ("ETI"), a division of Superior Propane, coordinates about 84% of Superior's primary road transportation requirements in this area, supplemented by two third party carriers. ETI operates 33 tractors and 70 trailers of varying load capacities and employs its own full-time and part-time seasonal non-union drivers to transport approximately 550 million litres of propane per year to the markets. ETI also transports in excess of 45 million litres of propane annually to its wholesale customers in Ontario.

In western Canada, approximately 80% of Superior Propane's primary transportation requirements are provided by road cargo liners and 20% by rail. Superior Propane's primary road transportation requirements are provided by four common carriers, but principally Economy Carriers Limited ("Economy Carriers"). Economy Carriers fulfills approximately 58% of Superior Propane's requirements in this area and annually transports approximately 354 million litres of propane pursuant to a contract which expires in 2004. Economy Carriers is responsible for providing the optimal number of tractors, trailers and drivers to service Superior Propane's business requirements

at competitive primary road transportation rates. The term of each of the other common carrier contracts are all for one year. Truck shipments are outsourced under a competitive bid process to third party carriers.

Superior Propane's rail transportation requirements are provided by 285 leased railcars. In addition, Superior Propane's rail requirements are supplemented by approximately 40 to 130 (depending on seasonal requirements) railcars owned or leased by propane suppliers in conjunction with their propane supply contract obligations to Superior Propane. The terms of railcar lease agreements range from one to five years. Superior Propane transports approximately 390 million litres of propane each year by railcar.

Secondary Distribution

Secondary distribution is the delivery of propane from Superior Propane's markets to its customers. Superior Propane owns and operates its own fleet of trucks to transport approximately 1.7 billion litres of propane annually directly to its customers. This propane is delivered in bulk and in pressurized cylinders. Superior Propane employs drivers on a full-time basis as well as part-time and seasonal drivers who assist with deliveries during the peak winter demand periods. Superior Propane has 412 pressurized bulk delivery trucks that vary in load capacity from 11,000 litres to 27,000 litres and 100 cylinder trucks with boxes that vary in length from 12 feet to 26 feet of capacity. Superior Propane also owns and operates 33 tractors and 62 pressurized trailers, which have capacities ranging from 33,500 litres to 59,400 litres for secondary distribution use. Additionally, Superior Propane owns and operates 62 crane trucks and 308 service vehicles.

Propane Pricing

Pricing to customers is primarily based on a margin above product and transportation costs. There are minor delays that affect retail margins as price changes from producers cannot be immediately passed through to customers. When the wholesale price of propane increases, the retail gross margins tend to erode in the short term as it takes more time to pass on all of the price increases to the customers. Conversely, when wholesale prices decrease, retail gross margins and profitability tend to increase.

Increases or decreases in retail prices can have an immediate and direct impact on competitors and customer demand. Propane margins vary between end use applications and geographic segments. Customer pricing is managed at both the regional and local market level and reflects local marketplace and alternate fuel cost conditions. Factors contributing to the consumer's buying decision include: reliability of supply, long-term availability, price, fuel quality, convenience, portability, storage requirements, available space, capital cost, equipment efficiency, and the supplier's local presence and service reputation in the community.

Environmental, Safety and Regulatory

Safety, regulatory compliance and proactive safety practices are important aspects of the Company's business. The storage and transfer of propane has limited impact on the environment as there is no impact to soil or water when propane is released, as it will disperse into the atmosphere.

Superior Propane has a number of technical, customer and fleet support representatives operating in each region of the country. They are responsible for providing market area personnel with emergency response services, inspections, advice and training to ensure that facilities and

equipment are maintained and operated safely and are in compliance with corporate and regulatory standards. They also provide support to the field locations as needed in the design, construction and inspection of large scale customer installations.

Trademarks, Trade Names and Service Marks

The Company owns all the right, title and interest in the "Superior Propane" ("Superieur" in French) trade name, related design and other trademarks, registered or acquired at various times over the years and relating to specific programs or services provided by Superior or to marketing activities of Superior. With respect to its primary transportation, Superior also owns the right, title and interest in the "ETI" trade name, design and related trademarks.

Superior's trademarks are significant as they provide the Company with ownership of the names, designs and logos associated with its business which are recognizable to the public and useful in developing and maintaining brand loyalty. The duration of each of the trademarks is 15 years from the date they were first registered subject to renewals for further 15 year periods.

Employee and Labour Relations

As of December 31, 2002, Superior Propane had 1,581 regular and 230 part-time employees. Approximately 420 of its employees are unionized through provincial or regional certifications in British Columbia/Yukon, Manitoba, Ontario and Quebec. There are eight union agreements, with expiry dates ranging from December 30, 2000 to December 31, 2005. Collective bargaining agreements, including those that may have expired, are renegotiated in the normal course of business and are not expected to materially affect the propane retailing business.

Capital Expenditures

Capital expenditures for Superior Propane for the past five years were as follows:

	Years ended December 31				
(millions of dollars)	**2002**	**2001**	**2000**	**1999**	**1998**[(1)]
Maintenance capital	5.4	5.4	10.4	14.3	27.3
Proceeds on dispositions	(2.4)	(1.3)	(3.3)	(6.8)	(5.5)
Maintenance capital expenditures, net	**3.0**	**4.1**	**7.1**	**7.5**	**21.8**
Expansion and other capital (proceeds) / expenditures, net	(4.6)	2.1	0	(0.3)	179.7[(2)]
	(1.6)	6.2	7.1	7.2	201.5

Notes:
[(1)] Includes ICG Propane on a combined basis
[(2)] Includes $180.2 acquisition of ICG

Pulp Chemicals Business

ERCO Worldwide is a leading provider of chemicals and technology for the pulp and paper and water treatment industries. The business is one of only two businesses worldwide that offers precursor chemicals, chlorine dioxide generators and related technology and services to the pulp and paper industries. By providing generator technology and services in addition to chemicals, ERCO Worldwide is able to establish strong, long-term relationships with customers.

ERCO Worldwide is one of the world's largest producers of sodium chlorate, which is used primarily in the generation of chlorine dioxide for the bleaching of wood pulp. The business also has the world's largest installed base of modern chlorine dioxide generators and related technology for the pulp and paper industry representing approximately two-thirds of modern generators worldwide and is a leader in developing new generators and technology for water treatment markets. With the expected start-up of additional sodium chlorite capacity in Thunder Bay, Ontario during the first half of 2003, the business is expected to become the world's largest producer of sodium chlorite, an antimicrobial agent increasingly being used as an environmentally preferable disinfectant for municipal water treatment, industrial water treatments and as a biocide/disinfectant. The business also produces chlor alkali products including high grade caustic soda, hydrochloric acid and chlorine which are used in various industrial applications as well as calcium hypochlorite which is used as a sanitizing agent in swimming pools. In addition, ERCO Worldwide generates royalty revenue from its technology, which is protected by over 225 patents.

Headquartered in Toronto, Ontario, ERCO Worldwide operates plants in Vancouver, British Columbia, Grande Prairie, Alberta, Saskatoon, Saskatchewan, Thunder Bay, Ontario, Buckingham, Quebec and Valdosta, Georgia.

Business Description

ERCO Worldwide is organized along two major business areas: pulp and paper and water technologies. The pulp and paper business unit, which represented approximately 83% of the Business' total revenue for the year ended December 31, 2002 has two principal sources of revenue: sodium chlorate and chlorine dioxide generators. The water technologies business unit, which represented approximately 17% of the business' total revenue for the year ended December 31, 2002, has three principal sources of revenue: sodium chlorite, chlor alkali products and calcium hypochlorite. Operating cash flow for the two major business units are similar in proportion to revenues.

Sodium Chlorate

Sodium chlorate is an inorganic chemical that is primarily used as a feedstock in the production of chlorine dioxide for the bleaching of wood pulp. The use of chlorine dioxide as a bleaching agent has significant environmental advantages relative to the use of elemental chlorine. The primary end products of the pulp include high quality office and coated papers. Approximately 95% of all sodium chlorate produced in the world is used in the manufacture of pulp and paper. Other uses of sodium chlorate include metal treating, mining, textile bleaching, de-inking of recycled papers. ERCO Worldwide produces sodium chlorate in each of its six plants.

As outlined in the flow diagram on the following page, the process of manufacturing sodium chlorate starts with the major raw material, sodium chloride (salt), which can be purchased as rock, solar or evaporated salt. The salt is then mixed with water and converted into purified brine, which enters a reactor where electrical energy converts the sodium chloride to sodium chlorate. The sodium chlorate is then removed from the mixture through crystallization. These crystals are washed and dried prior to being transferred to a loading hopper. The dry, high purity sodium chlorate crystals are then loaded into railcars or trucks for shipment to customers.


Recycling of Hydrogen
Treatment Chemicals
Heat
Scrubbers
Water
Hydrogen
Salt
Brine Preparation
Electrolysis
Crystalization Process
Water
Waste
Electrical Energy
Railcars Road Tankers

The raw materials used in the manufacture of sodium chlorate are water, salt (sodium chloride) and electricity. Electricity and salt are the major cost components to produce sodium chlorate.

ERCO Worldwide is the second largest producer of sodium chlorate in North America with capacity of approximately 460,000 metric tonnes per annum, which represents approximately 23% of stated capacity in North America. The three largest producers of sodium chlorate in North America comprise an estimated 71% of stated capacity in North America.

Chlorine Dioxide Generators

ERCO Worldwide is the largest worldwide supplier of modern chlorine dioxide generators and related technology and services for use in pulp mills to convert sodium chlorate into chlorine dioxide, with an installed base of roughly two-thirds of the modern chlorine dioxide generators used in the pulp and paper industry worldwide. These generators, which are sold under the ERCO™ brand name, are specifically designed and engineered for pulp mills to meet their specific needs for size, technology, pulping conditions and desired whiteness and strength of the final bleached product. ERCO Worldwide provides engineering, design, equipment specification, equipment procurement, on-site technical assistance, operator training and plant start-up services. The business also provides ongoing technical support and services, spare parts and licenses its technology to customers. Each mill that uses chlorine dioxide as a bleaching agent requires at least one chlorine dioxide generator. Revenues from the sale of generators is received as the generators are constructed at customer sites, as well as from royalty payments generally received over a ten year period based on the amount of chlorine dioxide produced by the generator.

ERCO Worldwide has developed two new technologies that represent growth opportunities. The first is ERCO Smarts (patent protection applied for), a new software and service package that significantly improves the operating efficiency of chlorine dioxide generators. This technology has been successfully deployed in a nine-month pilot project with a pulp and paper customer, and is currently ready for commercial sale. The second recent technology developed by the business is the

ERCO R101® chlorine dioxide generator, currently ready for commercial sale. Introduced in 2001, the R101® is designed for the water treatment market, which is converting to chlorine dioxide and other technologies from elemental chlorine.

Sodium Chlorite

Sodium chlorite is an antimicrobial agent increasingly being used as an environmentally preferable disinfectant for municipal water treatment, industrial process and waste water treatment and as a biocide/disinfectant for food processing and sanitization applications. The primary feedstock for sodium chlorite is sodium chlorate. ERCO Worldwide currently produces sodium chlorite at its Buckingham, Quebec facility.

Chlorine dioxide is becoming a preferred alternative to elemental chlorine in the water treatment market. To capitalize on this opportunity, ERCO Worldwide is constructing a second sodium chlorite plant in Thunder Bay at the site of one of its customers. The anticipated start-up date of this new plant is in the first half of 2003. With the additional sodium chlorite capacity from this second plant, ERCO Worldwide is expected to become the world's largest producer of sodium chlorite.

Chlor Alkali Products

ERCO Worldwide's chlor alkali operations are conducted at its Saskatoon facility. The chlor alkali operations produce three major products, namely: high grade sodium hydroxide ("caustic soda"), consumed internally and sold regionally as a premium product; hydrochloric acid, consumed internally and sold to the oil and gas service market; and chlorine, consumed internally and sold regionally for bleach manufacturing, mining and water treatment.

Calcium Hypochlorite

Calcium hypochlorite, which is also produced at the Saskatoon facility, is sold under the "Chloryte" trade name and is used primarily to disinfect swimming pools. The business has a ten year sales and marketing agreement, expiring in 2006 with a third party distributor who is a leading distributor of products in the swimming pool industry in North America. The agreement provides that the third party distributor markets all of the calcium hypochlorite produced in the Saskatoon facility.

The chart below provides a detailed overview of the Pulp Chemicals Business:

Product & Production Capacity	Primary End Use	2002 Revenue by Product [1]	Approximate Revenue Contribution[1]	Distribution
Pulp and Paper				
Sodium Chlorate (460,000 MT*/year)	Production of chlorine dioxide, which is used as a bleaching agent in pulp mills	75%	Pulp and Paper Business Unit - 83%	Sold directly to pulp and paper mills under one to five-year supply contracts, most of which provide for a percentage of total mill requirements at market prices
Chlorine Dioxide Generators	Technology used in the pulp and paper industry to convert sodium chlorate into chlorine dioxide	8%		The licenses for this technology generally have a 10-year royalty fee structure.
Water Technologies				
Sodium Chlorite (8,500 [2] MT/year)	Production of chlorine dioxide for water treatment, food processing and the treatment of effluents for environment control	4%	Water Technologies Business Unit - 17%	Distributed pursuant to contractual arrangements with third party distributors.
Caustic Soda (37,000 MT/year) Chlorine (33,000 MT/year) Hydrochlorate (63,000 MT/year)	Production of the following products: membrane grade caustic soda; used in specialty applications; hydrochloric acid, sold to the oil and gas service market; and chlorine used for bleach manufacturing, mining and water treatment applications	8%		Distributed pursuant to contractual arrangements with third party distributors.
Calcium Hypochlorite (9,000 MT/year)	Used as a sanitizing agent to control bacteria and algae in swimming pools	5%		Marketed by a third party distributor pursuant to a sales and marketing agreement that extends until July 2006.

Notes:

* "MT" means metric tonnes.

(1) These percentages are based on the results of the Business for the year ended December 31, 2002.

(2) Includes 5,000 MT/year capacity expected from start up of the second Thunder Bay plant in the first half of 2003.

Facilities Overview

ERCO Worldwide operates five plants in Canada and one plant in the United States. All six plants produce sodium chlorate, and are located in Vancouver, British Columbia, Grande Prairie,

Alberta, Saskatoon, Saskatchewan, Thunder Bay, Ontario, Buckingham, Quebec, and Valdosta, Georgia. The sodium chlorite facility is located at Buckingham, Quebec and the calcium hypochlorite and chlor alkali facilities are located at Saskatoon, Saskatchewan. A second sodium chlorite facility is currently under construction in Thunder Bay and is anticipated to commence operations during the first half of 2003. The Buckingham, Saskatoon and Vancouver facilities are located on property owned by ERCO Worldwide, with the remaining facilities located on leased property under long term arrangements.

The six plants are located close to major rail terminals and customer sites to facilitate delivery of ERCO Worldwide's products to the relevant markets. The plants are also located near power generation facilities and long-term sources of salt which are the two most important raw materials for the Pulp Chemicals Business processes. While the business can service any sodium chlorate customer from any of its facilities, its five Canadian facilities are dispersed across Canada. This allows ERCO Worldwide to adjust production levels among its plants in response to an increase or decrease in energy costs in any one region. This is valuable to the business as energy represents approximately 65% - 80% of the variable cost to produce its primary products.

Financial Information

Selected historical financial information for the Pulp Chemicals Business for the last five years is provided on page 39 of the Fund's 2002 Annual Report.

Capital Expenditures

ERCO Worldwide has low maintenance capital expenditure requirements, representing an average 3.6% of the revenue of the business over the last three fiscal years. In addition, the maintenance capital requirements of the Pulp Chemicals Business have historically been stable, averaging $10 million annually over the past three fiscal years.

Capital expenditures other than maintenance capital requirements are incurred periodically for the construction of new facilities and for the periodic replacement of cell anodes and cathodes. At the beginning of 2002, ERCO Worldwide embarked on a five-year cell replacement program at all six of its plants which is expected to cost approximately $28 million, of which approximately $5 million has been expended as of December 31, 2002. The replacement anodes and cathodes are expected to have an approximate 15 year economic life and provide improved operating efficiency and production.

Sales and Marketing

ERCO Worldwide's sales are conducted by its business managers, who are technical experts with an average of over 20 years experience in the chemical industry. They develop long-term relationships with clients through the provision of technical service and support. ERCO Worldwide sells sodium chlorate directly to pulp and paper mills under one to five-year supply contracts, most of which provide for a percentage of total mill requirements at market prices. Due to the highly technical nature of the business' chlorine dioxide generator operations, a coordinated selling approach between its product sales and marketing team and its technical service and engineering groups is employed. Prospective customers are identified through a number of diverse channels, including mill visits by technical service engineers and inquiries from consulting engineering firms, marketing partners and pulp mills. The majority of ERCO Worldwide's other products are distributed by various third party distributors.

Supply Arrangements

ERCO Worldwide uses three primary raw materials to produce its chemical products: electricity, salt and water. The business has long-term contracts or contracts that renew automatically with power producers in each of the jurisdictions in which its plants are located with the exception of the plant in Grande Prairie, Alberta where the majority of the power requirements are purchased at market rates or are hedged at fixed rates for various periods. These contracts generally provide the Pulp Chemicals Business with some portion of firm power and a portion that may be interrupted by the producer based on the terms of the various agreements. ERCO Worldwide can temporarily reduce its power consumption in a very short period of time at minimal cost, which allows it, in some jurisdictions, to reduce its overall power costs by selling ancillary services back to the power producer or to the power grid.

ERCO Worldwide purchases salt from third party suppliers to fulfil the requirements at each of its plants with the exception of the Saskatoon facility, which is self supplied through an approximate 100-year supply of salt which is solution mined on site by the business. The salt contracts are typically fixed price contracts with terms of one year or greater, often with automatic renewals.

Transportation

ERCO Worldwide utilizes two primary modes of transportation to deliver the products to its markets: railcar and transport truck. Approximately 61% of the transportation requirements are provided by railcar, 30% by transport truck and the remaining 9% by pipeline and ocean vessel. The business currently utilizes third party carriers to transport all of its products. Rail transportation requirements are provided by 598 leased railcars with lease terms ranging from one to seven years.

Competitive Conditions

ERCO Worldwide is one of four global sodium chlorate companies, competing with Eka Chemicals, Finnish Chemicals and Nexen Chemicals on a worldwide basis. The Pulp Chemicals Business also competes with a number of smaller regional producers. Of the global producers, Nexen Chemicals and Finnish Chemicals have a more limited product range than Eka Chemicals and ERCO Worldwide and do not provide chlorine dioxide generators or related technology. The business also competes with various other chemical producers, such as Dow Chemicals, Pioneer, Arch Chemicals, Inc., PPG Industries and Vulcan, in the sale of its other chemical products.

Trademarks, Trade Names and Service Marks

ERCO Worldwide owns all the right, title and interest in the "ERCO Worldwide" ("ERCO Mondial" in French) trade name, the "ERCO" trademark and related design, and the other trademarks and patents registered or acquired at various times over the years relating to specific technology, products or services provided by ERCO Worldwide.

ERCO Worldwide's trademarks are significant as they provide ERCO Worldwide with ownership of the names, designs and logos associated with its business and technology and are well recognized internationally in the pulp and paper and the water treatment industries. The duration of each of the trademarks is between 10 and 15 years from the date of the first registration, subject to renewals for further 10 to 15 year periods, depending on the country of registration.

ERCO Worldwide currently has over 200 patents and patent applications worldwide protecting its proprietary chlorine dioxide, sodium chlorate and sodium chlorite technologies. The duration of each patent is between 15 and 20 years from the date the patent was first registered, depending on the country of registration.

Employee and Labour Relations

As of December 31, 2002, ERCO Worldwide has 383 employees of which approximately half are unionized, consistent with union representation in the Canadian chemicals industry generally. The three plants in Vancouver, Saskatoon and Buckingham are subject to collective bargaining agreements. These agreements expire on a staggered basis such that no two agreements expire in the same year.

Environmental, Safety and Regulatory

ERCO Worldwide strives to achieve an environmental and safety record that compares favourably with other businesses in the chemical industry. The business has steadily reduced the number of safety and environmental incidents at all of its facilities, and has not had a material environmental or safety incident for over 10 years. ERCO Worldwide is also a founding member of Responsible Care®, an initiative of the Canadian Chemical Producers Association, an association that promotes the safe and environmentally sound management of chemicals.

Natural Gas Retailing Business

The Natural Gas Retailing Business commenced operations in June of 2002, under the trade name Superior Energy Management ("SEM"). SEM is focused on providing sales of natural gas under fixed price, fixed term contracts, predominantly to mid-sized commercial and industrial customers as well as to the residential market in Ontario. The SEM office is located in Mississauga, Ontario, in close proximity to the Southern Ontario market which is the largest natural gas market in Canada.

Competitive Conditions

The natural gas market in Ontario has been deregulated since 1986. Customers are able to choose their natural gas supplier and to choose between various prices and terms. SEM supplies gas to residential, commercial and small industrial customers throughout Ontario. The market of supplying gas to customers is competitive, with a number of companies supplying different market sectors. The residential sector has approximately four suppliers, while commercial and industrial customers have as many as twelve possible suppliers. Each competitor offers different options relating to price, term and related services. Customers also have the option of having their gas supply provided by their utility company. The utility's supply of gas is a variable price option that is adjusted on a quarterly basis and is subject to retroactive adjustments. The majority of small volume customers are still supplied by the utility system supply, which provides SEM with opportunities for customer growth. Natural gas competes favourably with other fuel sources, such as oil, electricity and propane. Natural gas enjoys both environmental and price advantages over other fuel options. However, since gas is delivered through pipeline systems, it is not always available in remote and rural areas.

Sales and Marketing

SEM commenced the supply of natural gas to customers on October 1, 2002. As of December 31, 2002, SEM was supplying approximately 40,000 Gigajoules per day of gas to end use customers. SEM markets its gas supply service to customers throughout Ontario through an internal sales force and through contract sales agents. When a customer signs a supply contract with SEM, SEM registers the account with the utility company that delivers the gas to the customer. The gas supply contracts are typically from one to five years and are at a fixed price for a fixed term. This removes the price volatility on the gas commodity for the customer during the selected term.

Supply and Transportation

SEM provides the natural gas commodity to customers at fixed prices for fixed terms. The gas is transported through pipeline systems from the production area to the customer's location. SEM does not own any transportation pipelines and does not currently have any contract with transportation or utility companies relating to transportation. SEM does receive assignment of transportation from the utility companies on behalf of each customer. This assignment of transportation capacity follows each customer. Therefore, SEM does not have obligations of capacity or price beyond its customer supply obligations. SEM currently has four natural gas suppliers and contracts for gas for fixed term and price to match contractual customer requirements. SEM uses each of these suppliers to achieve diversification of its gas portfolio and to manage its volume and credit risk exposure.

Employee and Labour Relations

As of December 31, 2002, SEM has 9 full time and 1 part-time employees. SEM also uses independent contract sales agents.

Environmental, Safety and Regulatory

SEM supplies natural gas commodity to end use customers. The natural gas commodity is transported through pipeline systems by pipeline and utility companies. These pipeline and utility companies are regulated by the National Energy Board and the Ontario Energy Board, and are required to maintain environmental and safety standards.

SELECTED FINANCIAL INFORMATION

Reference is made to the information contained in the "Selected Historical Information" section on page 39 of the Fund's 2002 Annual Report, which information is incorporated herein by reference.

(millions of dollars except per trust unit amounts)	Years Ended December 31		
	2002	**2001**	**2000**(1)
Total assets (as at December 31)	1,392.7	654.9	847.7
Gross profit	295.8	300.7	321.7
Net earnings before distributions to Unitholders	68.8	37.4	26.8
Per trust unit(2)	$1.29	$0.67	$0.59
Cash generated from operations before changes in working capital(3)	101.4	89.3	79.3
Distributable cash flow(3)	90.6	78.3	72.5
Per trust unit(3)	$1.93	$1.71	$1.58
Cash Distributions per trust unit(4)	$1.99	$1.67	$1.38
Current and Long-term debt (as at December 31)	443.4	101.0	267.0

Notes:

(1) Includes ICG's operations on a combined basis.

(2) Basic and diluted.

(3) Distributable cash flow represents cash generated from operations before changes in working capital, less maintenance capital expenditures and distributions to Debentureholders. See Note 1 "Distributable Cash Flows" to the consolidated financial statements, on page 24 of the Fund's 2002 Annual Report. This measure does not have a standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other companies.

(4) Cash distributions per trust unit paid in fiscal year.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Reference is made to the information contained in the "Management's Discussion and Analysis" section on pages 9 through 20 of the Fund's 2002 Annual Report, which information is incorporated herein by reference.

Reference also is made to the Fund's Consolidated Financial Statements, Notes to Consolidated Financial Statements and the Auditors' Report, all contained within pages 21 through 38 of the Fund's 2002 Annual Report, and all of which information is incorporated herein by reference.

MARKET FOR SECURITIES

The Fund's Trust Units are listed for trading on The Toronto Stock Exchange (the "TSX") under the symbol SPF.UN. The Fund's Series 1 and Series 2 Debentures, trade on the TSX under the trading symbols SPF.DB and SPF.DB.A, respectively.

TRUSTEES AND OFFICERS

The names, municipalities of residence, and principal occupations for the five preceding years of the trustees and officers of the Fund and the year each trustee first became a trustee are shown below. Each trustee is elected at the annual general meeting of the Fund's Unitholders to serve until the next annual meeting or until a successor is elected or appointed.

As of April 3, 2003, the trustees and officers as a group owned, directly or indirectly 11,629 units of the Fund, representing less than 0.1 percent of the Fund's outstanding units.

Trustees and Officers Name and Municipality of Residence	Office(s) Held	Principal Occupation	Trustee Since
Peter A.W. Green[1][2] Campbellville, Ontario	Chairman and Trustee	Chairman of The Frog Hollow Group Inc. (international business advisors).	1996
John S. Burns, Q.C. Calgary, Alberta	Trustee	Senior partner of Bennett Jones LLP (law firm).	1998
Norman R. Gish Calgary, Alberta	Trustee	President, Gish Consulting Inc. a consulting firm (April 1, 2001 to present). Formerly, Chairman and Chief Executive Officer of Alliance Pipeline Ltd., ("Alliance") a natural gas transmission company (January 1, 2001 to March 31, 2001); and prior thereto, Chairman, President and Chief Executive Officer of Alliance, (October 12, 1999 to December 31, 2000); and prior thereto, Chairman of Alliance, (January 9, 1997 to October 12, 1999); Chairman of ICG Propane Inc., (December 21, 1998 to September 25, 2000).	2000
Theresia Reisch Calgary, Alberta	Secretary	Secretary of Superior and the Fund.	N/A

Notes:

(1) Mr. Green is also a director of Superior Propane Inc.

(2) Mr. Green is often appointed as a director and officer of companies that have financial difficulties to assist such companies with financial restructuring, proposals or compromise arrangements. In this capacity, Mr. Green was appointed a director of Philip Services Corp. which made a proposal under Chapter 11 of the U.S. Bankruptcy Code and the Companies Creditor's Arrangement Act (Canada) in 1999 and briefly became the Chairman and C.E.O. of Norigen Communications which went into receivership in August, 2001.

(3) The Fund has neither an audit nor an executive committee.

ADDITIONAL INFORMATION

Additional information, including trustees' and officers' remuneration and indebtedness, principal holders of the Fund's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Information Circular of the Fund dated April 3, 2003 for its annual and special meeting of Unitholders. Also, additional financial

information is included in the financial statements of the Fund for the year ended December 31, 2002, which are included in the Fund's 2002 Annual Report.

The Fund will provide to any person, upon request to the Secretary of the Fund at 1111 - 49 Avenue N.E., Calgary, Alberta T2E 8V2:

(a) when the securities of the Fund are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities,

(i) one copy of this Annual Information Form together with one copy of any document, or the pertinent pages of any document, incorporated by reference in this Annual Information Form;

(ii) one copy of the financial statements of the Fund for its most recently completed financial year together with the accompanying report of the auditor and one copy of any interim financial statements of the Fund subsequent to the financial statements for its most recently completed financial year;

(iii) one copy of the Fund's Information Circular for its most recent annual meeting of Unitholders that involved the election of trustees; and

(iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iii) above; or

(b) at any other time, one copy of any of the documents referred to in (a)(i), (ii) and (iii) above, provided that the Fund may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Fund.

NATIONAL INSTRUMENT 54-101

COMMUNICATION WITH BENEFICIAL OWNERS OF SECURITIES OF A REPORTING ISSUER

Note: Terms used in this form have the meanings given to them in National Instrument 54-101. This Certificate is referenced in Section 2.20 of National Instrument 54-101.

OFFICER'S CERTIFICATE

I, Theresia R. Reisch, Secretary of Superior Plus Income Fund (the "Fund") hereby certify in such capacity (and not in my personal capacity) that:

(a) the Fund has arranged to have proxy-related materials for the annual and special meeting of holders of trust units ("Trust Units") of the Fund to be held May 8, 2003 (the "Meeting") sent in compliance with National Instrument 54-101 to all beneficial owners of Trust Units at least 21 days before the date fixed for the Meeting; and

(b) the Fund has arranged to have carried out all the requirements of National Instrument 54-101 in addition to those described in paragraph (a) above.

DATED at Calgary, Alberta this 7th day of April, 2003.

"Theresia R. Reisch"
Theresia R. Reisch
Secretary
Superior Plus Income Fund

DECLARATION AS TO MAILING

PROVINCE)		
)		In the matter of the Meeting of the Unitholders of
OF)		the Superior Plus Income Fund (the "Fund")
)		to be held in the Strand/Tivoli Room of the
ALBERTA)		Metropolitan Centre, 333 – 4th Avenue S.W.,
		Calgary, Alberta, Canada, on Thursday, May 8,
		2003, at 9:30 a.m (Calgary Time).

I, Christy Wilton, of the City of Calgary, in the Province of Alberta, do solemnly declare as follows:

1. I am an employee of Globel Direct Inc and as such have knowledge of the matters herein declared.

2. A Notice of Annual and Special Meeting and Information Circular marked Exhibit "A"; a Return Envelope marked Exhibit "B"; and a Form of Proxy marked Exhibit "C'; a Letter to Unitholders marked Exhibit "D"; and an Annual Report marked Exhibit "E". The above listed were addressed to each addressee on the data provided by The CIBC Trust Company.

3. The envelopes so addressed and containing such material were deposited with the Calgary Mail Processing Plant of Canada Post, in the City of Calgary, in the Province of Alberta, on the 7th day of April, 2003.

AND I MAKE THIS SOLEMN DECLARATION conscientiously believing it to be true and knowing that it is of the same force and effect as if made under oath by virtue of the Canada Evidence Act.

DECLARED before me at the City)	
of Calgary, in the Province of)	
Alberta this 7th day of April, 2003)	
)	_(signed)______________
(signed)____________________)	Christy Wilton

Tamara Luck
A Commissioner for Oaths
In and for the Province of Alberta
My Appointment expires Aug. 18, 2003

FEE RULE
FORM 13-502F1
ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name: SUPERIOR PLUS INCOME FUND

Participation Fee for the Financial Year Ending: December 31, 2002

Complete Only One of 1, 2 or 3:

1. Class 1 Reporting Issuers (Canadian Issuers – Listed in Canada and/or the U.S.)

Market value of equity securities:

Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year		47,800,000	
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule)	X	$18.80	
Market value of class or series	=	$898,640,000	
			$898,640,000(A)
(Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the financial year)			-(A)

Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii):
[Provide details of how determination was made.] $343,100,000(B)

(Repeat for each class or series of corporate debt or preferred shares) -(A)

Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B) = $1,241,740,000

Total fee payable in accordance with Appendix A of the Rule $ 50,000

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule) ______

Total Fee Payable x Number of months remaining in financial year year or elapsed since most recent financial year / 12 $37,500

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule) ______

SCHEDULE "A"

Convertible Debentures

The Fund has issued two series of Debentures denoted as Series 1 and Series 2 as follows:

	Series 1	**Series 2**	**Total**
Maturity date	July 31, 2007	November 1, 2008	
Fixed distribution rate	8%	8%	
Conversion price per trust unit	$ 16.00	$ 20.00	
January 31, 2001 issue	$ 100.0	$ -	$ 100.00
Principal outstanding December 31, 2001	$ 100.0	$ -	100.00
December 17, 2002 issue	-	250.0	250.0
Conversions during 2002	(30.3)	-	(30.3)
Principal outstanding December 31, 2002	$ 69.7	$ 250.0	$ 319.7
Carrying value as at December 31, 2002:			
Principal	46.1	144.0	190.1
Distribution payment obligations	22.0	95.0	117.0
Holder's option	0.6	1.0	1.6
	$ 68.7	$ 240.0	$ 308.7
Quoted market value at December 31, 2002	$ 84.3	$ 258.8	$ 343.1

Notes and Instructions

1. This participation fee is payable by reporting issuers other than investment funds that do not have an unregistered investment fund manager.

2. The capitalization of income trusts or investment funds that have no investment fund manager, which are listed or posting for trading, or quoted on, a marketplace in either or both of Canada or the U.S. should be determined with reference to the formula for Class 1 Reporting Issuers. The capitalization of any other investment fund that has no investment fund manager should be determined with reference to the formula for Class 2 Reporting Issuers.

3. All monetary figures should be expressed in Canadian dollars and rounded to the nearest thousand. Closing market prices for securities of Class 1 and Class 3 Reporting Issuers should be converted to Canadian dollars at the [daily noon] in effect at the end of the issuer's last financial year, if applicable.

4. A reporting issuer shall pay the appropriate participation fee no later than the date on which it is required to file its annual financial statements.

5. The number of listed securities and published market closing prices of such listed securities of a reporting issuer may be based upon the information made available by a marketplace upon which securities of the reporting issuer trade, unless the issuer has knowledge that such information is inaccurate and the issuer has knowledge of the correct information.

6. Where the securities of a class or series of a Class 1 Reporting Issuer have traded on more than one marketplace in Canada, the published closing market prices shall be those on the marketplace upon which the highest volume of the class or series of securities were traded in that financial year. If none of the class or series of securities were traded on a marketplace in Canada, reference should be made to the marketplace in the United States on which the highest volume of that class or series were traded.

7. Where the securities of a class or series of securities of a Class 3 Reporting Issuer are listed on more than one exchange, the published closing market prices shall be those on the marketplace on which the highest volume of the class or series of securities were traded in the relevant financial year.

Management's Discussion and Analysis

Certain information included herein is forward looking and based upon assumptions and anticipated results that are subject to uncertainties. Should one or more of these uncertainties materialize or should the underlying assumptions prove incorrect, actual results may vary materially from those expected.

The Fund holds a 100% interest in Superior consisting of investments in common share equity (the "Common Shares"), and $721.2 million unsecured subordinated notes due October 1, 2026 that bear interest at a weighted average interest rate of 13.25% (the "Shareholder Notes"). The distributable cash flow of the Fund is solely dependent on the results of Superior and is derived from dividends or return of capital on the Common Shares and interest earned on the Shareholder Notes.

Distributable Cash Flow

Distributable cash flow (cash generated from operations before changes in net working capital, less maintenance capital expenditures and distributions on the convertible unsecured subordinated debentures (the "Debentures")), reached $90.6 million in 2002 or $1.93 per average trust unit ($1.88 per trust unit on a diluted basis), a 13% increase over distributable cash flow of $1.71 per trust unit generated in 2001. The major contributors to the increase were: improved operating efficiencies from the full year impact of the 2001 integration of ICG Propane ("ICG"); reduced financing costs; and a positive impact from the 13 days that the pulp chemicals business was owned by Superior in 2002. Net earnings before distributions to unitholders were $68.8 million or $1.29 per trust unit on a basic and diluted basis, compared to $37.4 million or $0.67 per trust unit in 2001. The increase was attributable to the same factors that improved distributable cash flow, but was also impacted by the change in accounting policy for goodwill. (See Note 3(a) to the Consolidated Financial Statements.) A more detailed discussion and analysis of the financial and operational results of Superior's businesses is provided below.

Cash Distributions

Effective July 2002, the Fund increased the frequency of its cash distributions from quarterly to monthly. The Fund distributes to holders of trust units ("Unitholders"), interest earned on the Shareholder Notes and dividends or return of capital declared on the Common Shares, after distributions to holders of Debentures of the Fund ("Debentureholders"), and provision for administrative expenses and reserves of the Fund. In 2002, in recognition of the continued improved operating results, the quarterly distribution for the second quarter was increased by 8% to $0.43 per trust unit, where it remained on an equivalent monthly basis ($0.143 per trust unit) for the balance of the year. Any remaining undistributed cash flow in respect of a fiscal year is distributed in the following year as part of the Fund's March distribution to Unitholders. For income tax purposes, the yearly distribution of $1.988 per trust unit is classified as other income of $1.1657 per trust unit, a return of capital of $0.0152 per trust unit and a dividend of $0.8071 per trust unit. A summary of cash distributions since inception and related tax information is posted on the Investor Relations section of Superior's website at www.superiorplus.ca. Effective January 2003, the Fund increased its regular monthly distribution to $0.16 per trust unit. The cash distribution declared by

the Fund for March 2003 is $0.40 per trust unit, of which $0.24 per trust unit represents the remaining undistributed cash flow generated by Superior in 2002. For 2003, approximately $1.40 per trust unit is expected to be distributed in the form of other income, $0.05 in the form of return of capital, with any remainder expected to be classified as a taxable dividend.

Integration of ICG

On January 31, 2003, the Federal Court of Appeal rendered a favourable decision, dismissing in its entirety, the Competition Bureau's latest appeal with respect to the Superior/ICG merger. In its decision, the Federal Court of Appeal confirmed that the Competition Tribunal, in its re-determination decision rendered on April 4, 2002, properly followed the direction of the Federal Court of Appeal and correctly applied the facts of the case to the law, permitting the Superior/ICG merger on the basis that the efficiency gains from the merger are greater than and offset the effects of the potential lessening of competition.

Superior acquired ICG, a major retail propane distributor on December 7, 1998. Upon removal of the Competition Tribunal's Hold-Separate Order in September 2000, Superior and ICG commenced the merger of their operations. Superior had an existing operating presence in substantially all of the markets where ICG operated, providing similar services to similar customers. Accordingly, significant integration opportunities existed to reduce costs by removing duplicate distribution and business infrastructure. In addition, the merger allowed Superior to provide enhanced customer service by leveraging customer service programs and processes across a combined customer base. The first phase of integration, completed in 2001, targeted the integration of Superior and ICG's operational infrastructure and customer base, realizing significant reductions in the combined business cost structure.

For 2002, the focus of the propane retailing business operating under the Superior Propane trade name ("Propane Retailing Business" or "Superior Propane") was on optimizing its combined operations. Work began to enhance delivery routes and customer scheduling processes on a market-by-market basis in order to realize the additional efficiency potential provided by the increased post-integration customer densities. Work has also continued on streamlining and expanding the level of customer service support provided by Superior Propane's call centres. The catalyst for growth in 2002 distributable cash flow was the full year impact of the ICG integration and further optimization initiatives undertaken in 2002.

For 2003 and beyond, distributable cash flow growth of the Propane Retailing Business is expected to moderate given the mature nature of the propane distribution industry and its leading market share in Canada. In the fall of 2001, it was recognized that the next platform of visible growth in the Fund's distributable cash flow would need to come from outside the Propane Retailing Business. Superior then began to actively consider acquisition opportunities with risk profiles suitable for an income fund structure, intending to finance any acquisition in a manner that would maintain Superior's existing financial strength.

In June 2002, Superior entered the natural gas retailing business in Ontario, a business complementary to its existing Propane Retailing Business, by hiring an experienced management team. Sales commenced in October and by year-end 2002, the business was operating at a cash break-even level and is expected to generate positive cash flow in 2003.

Pulp Chemicals Acquisition

On December 19, 2002, Superior closed the acquisition of the pulp chemicals business of Sterling Chemicals, Inc. for $584.5 million on a debt-free basis. The pulp chemicals business will be operated as ERCO Worldwide (the "Pulp Chemicals Business" or "ERCO Worldwide"), a division of Superior. The business has been a leading provider of chemicals and technology for the pulp and paper and water treatment industries since the 1940s. It is the second largest producer of sodium chlorate in North America and markets its generator technology under the ERCO brand name. The acquisition is an important step in the growth plan for Superior and meets its objectives outlined previously:

- ERCO Worldwide has a strong competitive position in a mature industry with a track record of stable cash flow;
- The business has low and predictable maintenance capital requirements;
- ERCO Worldwide has several growth opportunities;
- The management group has been in place for several years and will continue to manage the business; and
- The acquisition is expected to be accretive to 2003 cash distributions on a per trust unit basis.

The acquisition of the Pulp Chemicals Business provides meaningful diversification to Superior. On a proforma basis, approximately 60% of Superior's operating distributable cash flow is generated from the Propane Retailing Business and 40% from the Pulp Chemicals Business.

For details on the financing of this acquisition see the "Liquidity and Capital Resources" section of this report.

Superior Propane – Operating Results

Condensed operating results for 2002, 2001 and the last five year average are provided in the table below. Selected historical information for Superior Propane for a five year period is provided on page 39 of this Annual Report.

Superior Propane – Condensed Operating Results

(millions of dollars except per litre amounts)

	2002		2001		Last Five Year Average	
	$	¢/litre	$	¢/litre	$	¢/litre
Gross profit						
Propane sales	250.4	14.8	259.4	15.0	265.5	13.7
Other services	40.3	2.4	41.3	2.4	44.1	2.3
Total gross profit	290.7	17.2	300.7	17.4	309.6	16.0
Less:						
Cash operating & administration and cash tax costs	(177.6)	(10.5)	(196.7)	(11.4)	(208.2)	(10.8)
Cash generated from operations before changes in net working capital	113.1	6.7	104.0	6.0	101.4	5.2
Maintenance capital expenditures, net	(3.0)	(0.2)	(4.1)	(0.2)	(8.7)	(0.4)
Operating distributable cash flow	110.1	6.5	99.9	5.8	92.7	4.8
Propane volumes sold (millions of litres)		1,688		1,733		1,941

Operating distributable cash flow for Superior Propane reached $110.1 million in 2002, an increase of $10.2 million (10%) over 2001, as improved operating efficiency was partially offset by the impact of lower sales volumes.

Total gross profit of $290.7 million in 2002 decreased from 2001 levels by $10.0 million or 3%, due to lower auto sales volumes and a 1% decline in average sales margins.

Auto sales volumes in 2002 declined by 14% from 2001 levels (historically auto sales volumes have declined by 15%-20% a year), which accounted for $6.8 million of the decline in total propane gross profits and was the primary reason total propane sales volumes fell by 45 million litres or 3% from 2001 levels to 1.688 billion litres.

Industrial sales volumes were consistent with prior year sales levels, as the impact of an improving economy and colder weather in the second and fourth quarters offset the impact of a slow economy and warm weather in the first quarter of the year. Colder weather helped increase industrial heating demands such as mine heating and oilfield heaters. The improving economy and the introduction of a new sales initiative helped improve forklift truck sales volumes throughout the year.

Heating sales volumes were consistent with 2001 levels, as higher residential, commercial and agriculture sales offset a reduction in construction demand, due to the completion of several large projects in Alberta early in 2002. Temperatures were 8% colder on average across Canada than in 2001 (5% colder than the last five years average) particularly in Eastern Canada, and was the principal driver for the increase in residential and commercial sales demand. Agriculture sales were higher than the prior year due to good crop drying demand and higher heating requirements arising from the colder weather. Approximately 50% of Superior Propane's sales volumes are for heating-related applications and 50% are related to economic activity levels.

Increasing wholesale propane costs throughout 2002 contributed to slightly lower average sales margins, resulting in a $2.2 million decline in gross profits. Wholesale propane prices remained at relatively modest levels until midway through the third quarter of 2002, when they began to steadily rise, led by crude oil and natural gas prices. While propane remained competitive with alternative fuels in 2002, consumer energy costs are rising, which impacts propane margins and demand. Sales margins typically decline during periods of rising propane commodity prices due to delays in passing on prices to customers and conversely, sales margins typically increase when propane commodity prices decline. The chart below shows the relative change in crude oil, natural gas and wholesale propane prices for the 24 month period ended December 31, 2002.

Relative Change in WTI Crude Oil and Natural Gas vs. Sarnia Wholesale Propane Prices


150%
100%
50%
0%
Sarnia Propane
WTI Crude Oil
Avg. Monthly Empress Nat. Gas Price @ 6:1
Dec-00
Jun-01
Dec-01
Jun-02
Dec-02

Gross profit generated by other services was $40.3 million in 2002, a decrease of 2% from 2001 levels, as reduced equipment sales, rentals and installation revenue were partially offset by increased fixed price propane premium revenues.

Superior Energy Management commenced natural gas sales in October 2002 to residential, commercial and light industrial customers in the Ontario marketplace. Included in Superior Propane's operating distributable cash flow is a net loss of $0.3 million for the year from the natural gas retailing business, comprised of other sales gross profit of $0.4 million and cash operating and administrative costs of $0.7 million. By year-end, Superior Energy Management was operating at a cash break-even level and is expected to generate positive cash flow in 2003.

Gross profit generated in 2002 was within 6% of the five year average and has not deviated by more than 6% in each of the last five years, reflecting Superior Propane's considerable operational and customer diversification. Superior Propane's operational risks are well distributed across its 158 market and satellite locations, with the largest 10 markets representing approximately 39% of its operating cash flow. Superior Propane's customer base approaches 300,000 and is well diversified geographically and across end-use applications. Superior Propane's largest customer contributed approximately 2% of gross profit in 2002.

Superior Propane Annual Volumes and Gross Profitability

By End Use Application

	Twelve Months Ended December 31			
	2002		2001	
Applications:	Volume	GP	Volume	GP
Residential	207.1	62.4	202.5	62.8
Commercial	397.0	78.3	403.4	81.9
Agricultural	126.2	15.1	121.7	12.2
Industrial	670.9	69.3	672.5	74.9
Automotive	286.6	25.3	332.8	27.6
Other services		40.3		41.3
	1,687.8	290.7	1,732.9	300.7
Average margin		14.8		15.0

Superior Propane Annual Volumes and Gross Profitability

By Region

	Twelve Months Ended December 31			
	2002		2001	
Regions:	Volume	GP	Volume	GP
Atlantic	109.5	28.3	114.1	28.9
Quebec	294.9	52.7	292.4	54.5
Ontario	401.6	81.9	414.6	68.6
Sask./Man.	222.0	30.0	182.0	29.8
Alberta/NWT	425.3	61.6	461.3	76.1
BC/Yukon	234.5	36.2	268.5	42.8
	1,687.8	290.7	1,732.9	300.7
Average margin		14.8		15.0

Volume: Volume of propane sold (millions of litres)
GP: Gross Profit (millions of dollars)
Average margin: Average propane sale margin (cents per litre)

Cash operating, administrative and tax costs were $177.6 million in 2002, down $19.1 million or 10% from the prior year, and significantly outpacing the 3% decline in sales volumes. The impact of the prior year's integration savings, cost reduction initiatives undertaken in the first quarter of 2002 and delivery and dispatch efficiencies contributed to the improved cost performance. In the table below are the key drivers of the structural cost savings. Cash taxes were $0.6 million (2001: $0.8 million) and were limited to federal large corporations tax. Cash taxes are expected to remain at similar levels in 2003.

Cost driver	Prior to Integrating ICG	End of 2002	% Reduction
Corporate offices	2	1	50%
Business systems	2	1	50%
Customer service call centres	7	2	71%
Operating locations	240	158	34%
Operating vehicles	1,165	915	21%
Full-time employees	2,045	1,581	23%

Net maintenance capital expenditures of $3.0 million were $1.1 million below 2001 levels as excess equipment capacity realized through delivery and dispatch efficiencies reduced net expenditure requirements during 2002. Net maintenance capital expenditures for 2003 are expected to remain at modest levels as customer routing optimization initiatives are expected to further improve asset productivity.

Other net capital proceeds of $4.6 million were generated during the year as assets rendered surplus by the ICG integration were sold and the proceeds were used to repay bank debt.

ERCO Worldwide

Superior purchased the Pulp Chemicals Business effective December 19, 2002 on a debt-free basis, for cash consideration of $584.5 million including transaction costs. The accounting for the acquisition is more fully described in Note 4 to the Consolidated Financial Statements. Since its acquisition on December 19, 2002, ERCO Worldwide has contributed $3.1 million of operating distributable cash flow. Performance during Superior's ownership period met expectations. ERCO Worldwide's condensed operating results for the years 2002 and 2001 are provided in the table below. In addition, selected historical information for the last five years is provided on page 39 of this Annual Report.

Maintenance capital expenditures have historically been stable, averaging $12.2 million over the last five years and are expected to be at modestly lower levels in 2003. In 2002, the Pulp Chemicals Business embarked on a five-year, cell replacement program at all six of its sodium chlorate plants. This initiative is expected to cost approximately $28 million, of which approximately $5 million has been spent to date. Cell replacement expenditures in 2003 are expected to be approximately $4 million. The cell replacements are expected to have an approximate 15 year economic life and provide improved operating efficiency and production and accordingly, will be considered as growth capital expenditures for purposes of determining distributable cash flow of the Fund. The construction of a second sodium chlorite plant in Thunder Bay, Ontario, is expected to be completed in the first half of 2003, which will more than double the business's existing sodium chlorite production capacity. Costs to complete the plant in 2003 are estimated at $3 million and will be considered growth capital for purposes of distributable cash flow calculations.

ERCO Worldwide – Condensed Operating Results
(millions of dollars except per metric tonne amounts)

	13 Days Ended December 31, 2002		Twelve Months Ended December 31 2002 (unaudited)		2001 (unaudited)	
	$	$/MT	$	$/MT	$	$/MT
Pulp Chemicals						
Revenue						
Chemical	10.0	584	332.0	611	318.0	591
Technology	0.5	29	29.9	55	33.8	63
Cost of sales						
Chemical	(5.4)	(315)	(172.4)	(317)	(165.5)	(307)
Technology	–	–	(9.0)	(17)	(6.7)	(12)
Gross profit	5.1	298	180.5	332	179.6	335
Less cash operating and administration	(1.9)	(105)	(85.8)	(158)	(75.1)	(139)
Cash generated from operations before changes in net working capital	3.2	193	94.7	174	104.5	196
Maintenance capital expenditures	(0.1)	(6)	(12.7)	(23)	(11.1)	(21)
Operating distributable cash flow	3.1	187	82.0	151	93.4	175
Chemical volumes sold (metric tonnes)	17,118		543,801		538,388	

Corporate

Interest costs were $2.8 million, a decrease of $5.7 million from 2001. Average floating interest rate levels in 2002 declined by approximately 30% (150 basis points) from 2001 levels and contributed the majority of the decline in interest costs. Refer to the Liquidity and Capital Resources section for further discussion of debt levels. Superior maintains a predominately floating interest rate profile. See Business Risks – Interest Rates.

Distributions to Debentureholders were $7.7 million, an increase of $0.8 million over 2001. The impact of the 8% Debentures due July 31, 2007 (the "Series 1 Debentures") outstanding for the full year (issued January 31, 2001), and the issuance of the 8% Debentures due November 1, 2008 (the "Series 2 Debentures") on December 17, 2002, was only partially offset by the conversion of $30.3 million of the Series 1 Debentures into trust units during the year. See Liquidity and Capital Resources section for further details.

Management incentive fees increased by $5.5 million commensurate with the improved distributable cash flow performance in 2002. (See Note 16 to the Consolidated Financial Statements for details on the Management Agreement.) A Special Committee has been established, which includes the Trustees of the Fund and the independent Directors of Superior, to consider the merits of internalizing the management functions of Superior, in order to eliminate future management fees, improve the governance structure of Superior and the Fund and to optimize the direct participation in Superior of certain key officers of Superior who are currently employees of the Manager. The Special Committee has retained independent financial, legal, tax and human resources advisors to assist in these deliberations. Discussions to date are at a preliminary stage. Internalization of the management agreement prior to its initial term of October 8, 2006 would only occur by mutual agreement of Superior, the Fund and the Manager, and would be subject to Unitholder approval. There is no assurance if and when an internalization transaction will occur.

Quarterly financial and operating information for 2002 and 2001 are provided below. Approximately two-thirds of Superior Propane's operating cash flow is generated in the first and fourth quarter each year, as approximately 50% of the sales volumes are generated from space heating end-use applications. Net working capital funding requirements follow a similar seasonal trend, peaking during the first quarter of each year and declining to seasonal lows during the third quarter. Operating cash flow of ERCO Worldwide does not have significant seasonal fluctuations.

Quarterly Financial and Operating Information

(millions of dollars except per trust unit amounts)

	2002 Quarter				2001 Quarter			
	First	Second	Third	Fourth	First	Second	Third	Fourth
Propane sales volumes (millions of litres)	519	357	317	496	578	354	334	467
Chemical sales volumes (metric tonnes)				17,118				
Gross profit	92.4	61.4	54.1	87.8	101.4	60.0	57.1	82.2
Earnings (loss) before distributions to unitholders	32.5	10.9	6.0	19.3	18.4	1.6	(0.5)	17.9
Per basic and diluted trust unit	$ 0.66	$ 0.20	$ 0.09	$ 0.34	$ 0.38	$ (0.01)	$ (0.05)	$ 0.35
Distributable cash flow	37.5	16.9	11.5	24.6	33.3	13.7	7.1	24.2
Per basic trust unit	$ 0.82	$ 0.36	$ 0.24	$ 0.51	$ 0.73	$ 0.30	$ 0.15	$ 0.53
Per diluted trust unit	$ 0.76	$ 0.36	$ 0.24	$ 0.51	$ 0.68	$ 0.30	$ 0.15	$ 0.52
Net working capital(1)	42.6	27.0	34.4	54.0	129.9	22.7	31.7	43.2

(1) Net working capital is comprised of accounts receivable and inventories, less accounts payable and accrued liabilities.

Liquidity and Capital Resources

The Fund's distributions to Unitholders are sourced entirely from its investments in Superior. The Fund's investments in turn are financed by trust unit equity and by the Debentures. The quoted market value of the Fund's trust unit capital and Debentures was $941.3 million and $343.1 million respectively, based on closing prices on December 31, 2002 on The Toronto Stock Exchange.

Superior's capital assets are financed substantially through equity and Shareholder Notes held by the Fund. Working capital is financed by proceeds raised from the trade accounts receivable sales program and revolving term bank credit facilities. Maintenance capital requirements are funded from operating cash flow and are typically weighted towards the last half of the year, as Superior Propane's truck fleet, tanks and cylinders are renewed in preparation for the winter heating season. Distributions to Unitholders are funded by and to the extent of operating cash flow after provision for maintenance capital expenditures and distributions to Debentureholders and other provisions as deemed appropriate. Capital required to finance an expansion of Superior's business is financed by either additional borrowings by Superior or it may require the Fund to use its commercial best efforts to raise the required financing. Through these funding policies, Superior maintains a strong financial position to facilitate the efficient execution of its business plans.

On December 19, 2002, Superior acquired the Pulp Chemicals Business for $584.5 million on a debt-free basis. The Fund financed a portion of the acquisition through the successful issue on December 17, 2002 of $250 million Series 2 Debentures raising $239.5 million in net proceeds after issuance costs. The Series 2 Debentures are convertible at the option of the holder, into fully paid trust units of the Fund at a conversion price of $20.00 per trust unit. The remainder of the acquisition cost was financed by Superior through a $340 million, one-year unsecured, non-revolving bank credit facility and by borrowings on its existing revolving term bank credit facilities. Superior expects to refinance the acquisition bank credit facility in 2003 with more permanent financing, including term debt and equity.

The acquisition credit facility contains terms that limit the incurrence of additional indebtedness and payment of distributions to the Fund if senior indebtedness of Superior (including amounts raised from the accounts receivable sales program) exceeds three times earnings before interest, taxes, depreciation and amortization for the last 12 month period as adjusted for the proforma net income of acquisitions. At December 31, 2002, this ratio was 2.6 to 1.0. Approximately US$127.1 million (Cdn$200.7 million) has been borrowed on this facility to finance ERCO Worldwide's U.S. dollar-denominated assets.

In January 2001, the Fund successfully accessed capital markets through the issue of $100 million Series 1 Debentures. The Series 1 Debentures are convertible, at the option of the holders, into fully paid trust units of the Fund at a price of $16.00 per trust unit. Net proceeds of $96.7 million from the issue were used by Superior to repay term loans of $95.0 million that had previously been borrowed to fund the ICG acquisition. The 8% fixed interest rate obligation was swapped into a floating rate obligation in order to maintain the floating interest rate profile of the term loans that were repaid. The floating interest rate obligation was subsequently fixed for the August 2001 to January 2003 period, in order to capture the benefits of the current low interest rate environment, resulting in an average effective fixed interest rate of 5.9% over that period.

Both series of Debentures have been classified as equity on the consolidated balance sheet because the Fund may elect to satisfy interest and principal obligations by the issuance of trust units. Because of the equity treatment, the distributions on the Debentures are

charged directly to unitholders' equity, but are deducted from the calculation of distributable cash flow. (See Note 13 to the Consolidated Financial Statements.) During 2002, $30.3 million of Series 1 Debentures were converted into 1.9 million trust units, leaving $69.7 million in principal outstanding at December 31, 2002. Trust units issued as a result of the Series 1 Debenture conversions, together with trust units issued pursuant to the Fund's employee trust unit incentive plan, increased the weighted average number of trust units outstanding in 2002 by 2% over 2001.

Superior has term credit facilities aggregating $165.0 million with five banks. The credit facilities bear interest based on floating rates and contain terms similar to the acquisition credit facility described above. As at December 31, 2002, $103.4 million (2001: $101.0 million) had been drawn on these facilities. The current portion of these facilities was reduced by $65.0 million in 2002, due to the extension of Superior's revolving term credit facilities.

Superior has entered into an agreement to sell, with limited recourse, certain account receivables on a 30 day revolving basis to an entity sponsored by a Canadian Chartered Bank. The receivables are sold at a discount to face value based on prevailing money market rates. As at December 31, 2002, net proceeds of $68.6 million (2001: $67.6 million) had been raised from this program and were used to repay revolving term bank credits. (See Note 5 to the Consolidated Financial Statements.) The accounts receivable sales agreement requires Superior to maintain an investment grade credit rating (BBB minus or better) and meet certain historically based collection performance standards. Superior's senior debt obligations are currently rated BBB minus by Standard & Poors and BBB (low) by the Dominion Bond Rating Service.

Taken together, borrowings under Superior's revolving term credit facilities and proceeds from its receivable sales program amounted to $172.0 million at December 31, 2002, an increase of $3.4 million over the prior year. These two funding sources are used to fund Superior's net working capital requirements. Similarly, after excluding $29.5 million of net working capital acquired with the Pulp Chemicals Business, net working capital levels at December 31, 2002 were comparable to the prior year.

Business Risks

Propane Retailing Business

Propane Demand, Supply and Pricing: Propane represents less than 2% of the overall Canadian energy market and is used in a wide range of applications, including residential, commercial, industrial, agricultural and automotive uses. Demand for traditional propane end-use applications is increasing marginally, while demand for automotive uses is presently declining at a rate of approximately 15 to 20% per year. Based on the most recently available industry data, it is estimated that on an annual basis, approximately 11.0 billion litres of propane are produced in Canada of which about 4.8 billion litres are consumed domestically. The remainder is exported, mainly to the United States. Superior Propane's supply is currently purchased from 17 propane producers in Canada. Superior Propane leases underground propane storage capacity in Marysville, Michigan and at Fort Saskatchewan, Alberta. Superior Propane accumulates a propane storage position during the summer months to provide it with further supply security and distribution capacity in periods of supply disruption and high demand in the winter season. Propane is mainly purchased under annual contracts as well as under short-term spot contracts, with pricing arrangements based on industry posted prices at the time of delivery. The retail propane business is a "margin-based" business where the level of profitability is largely dependent on the difference between retail sales prices and wholesale product cost. Changes in propane supply costs are normally passed through to customers, but timing lags may result in both positive and negative fluctuations of gross margins.

Competition: Propane retailing is a local, relationship-based business, in which propane competes for market share based on price and level of service. There are close to 200 propane retailers in Canada. In addition, propane is subject to vigorous competition from other sources of energy, including natural gas, fuel oil, electricity, wood, gasoline, diesel and other fuels. Propane commodity prices are affected by crude oil and natural gas commodity prices. The automotive fuel market is currently declining at an estimated annual rate of 15 to 20% due to the development of more fuel-efficient and complicated engines, the increased cost of converting engines to propane consumption, and the decreased savings per kilometre driven. Reversal of this market trend will require increased support of governments and the original equipment vehicle manufacturers. The introduction of natural gas in Nova Scotia and New Brunswick commenced in late 2000 and has begun to displace propane in these areas as natural gas infrastructure becomes accessible.

Seasonality and Weather Conditions: Historically, overall propane demand from non-automotive end-use applications has been stable. However, weather conditions and general economic conditions affect propane market volumes. Weather influences the demand for propane primarily for heating uses and also for agricultural purposes, such as crop drying. Approximately two-thirds of annual cash flow is typically generated in the October-March winter heating season. Superior Propane accumulates propane inventory during the summer months for delivery to customers during the winter heating season. The cost of inventory may be higher or lower than market prices for propane at the time of sale and can impact profitability.

Fixed Price Offerings: Superior Propane offers its customers various fixed price propane and natural gas programs. In order to mitigate the price risk from offering these services to its customers, Superior Propane uses its physical inventory position, supplemented by forward commodity transactions with third parties that have terms and conditions that are substantially the same as its customers' contracts. Gains and losses from the customer contract and the mitigating transaction are recorded simultaneously into income at the time of settlement. See Note 15 to the Consolidated Financial Statements for a description of the propane and natural gas purchase and sale commitments.

Environmental Risk: The storage and transfer of propane has limited impact on soil or water given that a release of propane will disperse into the atmosphere. Slight quantities of propane may be released during transfer operations. Superior Propane has established a program directed at environmental, health and safety protection. This program consists of an environmental policy, codes of practice, periodic self-audits, employee training, quarterly and annual reporting and emergency prevention and response.

Pulp Chemicals Business

Supply Arrangements: ERCO Worldwide uses three primary raw materials to produce its chemical products: electricity, salt and water. Electricity comprises 65% to 75% of variable production costs. The business has long-term contracts or contracts that renew automatically with power producers in each of the jurisdictions in which its plants are located. The one exception is a plant in Grande Prairie, Alberta which purchases the majority of its power requirements at market rates or hedges required volumes at fixed rates for various periods. These contracts generally provide ERCO Worldwide with some portion of firm power and a portion that may be interrupted by the producer based on the terms of the various agreements. The business can temporarily reduce its power consumption in a very short period of time at minimal cost, which allows it, in some jurisdictions, to reduce its overall power costs by selling ancillary services back to the power producer or to the power grid.

ERCO Worldwide purchases salt from third party suppliers to fulfil the requirements at each of its plants with the exception of the Saskatoon facility, which is self-supplied through an approximate 100-year supply of salt that is solution mined on site by the business. The salt contracts are typically fixed price contracts with terms of one year or greater, often with automatic renewals. Salt costs typically comprise about 10% of variable production costs.

Competition: ERCO Worldwide, one of four global sodium chlorate companies, competes with Eka Chemicals, Finnish Chemicals and Nexen Chemicals on a worldwide basis. The business also competes with a number of smaller regional producers. Of the global producers, Finnish Chemicals and Nexen Chemicals have a narrower product range than Eka Chemicals and ERCO Worldwide and do not provide chlorine dioxide generators or related technology. The business also competes with various other chemical producers, such as Dow Chemicals, Pioneer, Arch Chemicals, Inc., PPG Industries and Vulcan, in the sale of its other chemical products.

Environmental Risk: ERCO Worldwide strives to achieve an environmental and safety record that compares favourably with other businesses in the chemical industry. The business has steadily reduced the number of safety and environmental incidents at all of its facilities, and has not had a material environmental or safety incident for over 10 years. ERCO Worldwide is also a founding member of Responsible Care®, an initiative of the Canadian Chemical Producers Association, an association that promotes the safe and environmentally sound management of chemicals.

Corporate

Interest Rates: Superior maintains primarily a floating interest rate exposure through a combination of floating interest rate borrowings and a hedging program. Approximately 50% of Superior Propane's demand levels are affected by general economic trends. Generally speaking, when the economy is strong, interest rates increase as does sales demand from Superior's customers, thereby increasing Superior's ability to pay higher interest costs and vice versa. In this way, a common relationship between economic activity levels, interest rates and Superior's ability to pay higher or lower rates are generally aligned, providing Superior with a natural business hedge against interest rates.

Foreign Exchange Risk: Approximately one-third of the revenues of the pulp chemicals business are denominated in U.S. dollars that are sourced with Canadian dollar costs. Accordingly, fluctuations in the Canadian/United States dollar exchange rate can impact profitability.

Employee and Labour Relations: As of December 31, 2002, Superior has 1,973 regular and 231 part-time employees. Approximately 610 of its employees are unionized through provincial or regional certifications in each province and territory except Alberta, Atlantic Canada and the Northwest Territories. There are eight union agreements, with expiry dates ranging from December 30, 2000 to November 30, 2008. Collective bargaining agreements are renegotiated in the normal course of business and are not expected to materially affect Superior's businesses.

New Accounting Policies for 2003: Management has reviewed the Canadian Institute of Chartered Accountants approved and proposed accounting standards and guidelines on hedging relationships and impairment of long-lived assets which will require the Fund to adopt new accounting policies in 2004 and 2005, respectively. Adoption of these policies are not expected to materially impact the financial results of the business.

Outlook

For 2003, we anticipate the full year contribution from ERCO Worldwide to increase Unitholder distributions over 2002 levels. Operating distributable cash flow from Superior Propane is expected to be at 2002 levels, as the impact of the continued decline in the auto propane market is expected to be offset by improvements in operating efficiencies. Superior Energy Management is anticipated to continue to grow profitably, generating positive distributable cash flow in 2003.

In 2003, Superior will focus on maintaining its strong financial position by refinancing the $340 million pulp chemicals acquisition credit facility with more permanent sources of capital including term debt and additional equity. Over the longer term, the Fund plans to continue its disciplined approach to acquire other businesses that have risk profiles appropriate for our income fund structure. Acquisitions must be accretive to Unitholder distributions and be financed in a manner that maintains Superior's existing financial strength.

Sensitivity Analysis

The Fund's estimated cash flow sensitivity to the following changes are provided in the table below:

	Change	% Change	Impact on Distributable Cash Flow[1]	Per Trust Unit[1]
Propane Retailing Business				
Change in sales margin	$0.005/litre	3%	$ 4.2 million	$ 0.09
Change in sales volume	50 million litres	3%	$ 3.1 million	$ 0.06
Pulp Chemicals Business				
Change in chemical sales price	$10.00/tonne	2%	$ 2.7 million	$ 0.06
Change in chemical sales volume	10,000 metric tonnes	2%	$ 1.8 million	$ 0.04
Change in US$	$0.05	3%	$ 2.0 million	$ 0.04
Corporate change in interest rates	1%	25%	$ 2.6 million	$ 0.05

[1] *After giving effect to management incentive fees. (See Note 16 to consolidated financial statements.)*

Superior Plus Income Fund

1111 - 49 Avenue N.E.
Calgary, Alberta T2E 8V2

NOTICE OF ANNUAL AND SPECIAL MEETING

NOTICE IS HEREBY GIVEN that an annual and special meeting of unitholders of Superior Plus Income Fund (the "Fund") will be held in the Strand/Tivoli Room of the Metropolitan Centre, 333 - 4th Avenue S.W., Calgary, Alberta, Canada on Thursday, May 8, 2003, at 9:30 a.m. (Calgary time) for the following purposes:

(1) to receive the annual report, including the financial statements of the Fund for the year ended December 31, 2002, and the auditors' report thereon;

(2) to elect three (3) trustees;

(3) to appoint auditors of the Fund;

(4) to consider, and if thought fit, pass a special resolution substantially in the form set forth in Schedule "A" (the "Internalization Resolution") of the accompanying Information Circular approving the termination of the Management Agreement between Superior Plus Inc. ("Superior") and the Superior SMS Limited Partnership (the "Manager") and the Administration Agreement between the Manager, Superior and the Fund, the retention bonus arrangements with three senior executives of Superior (the "Retention Arrangements") and all related transactions;

(5) to consider, and if thought fit, pass an ordinary resolution substantially in the form set forth in Schedule "B" (the "Trust Unit Incentive Plan Amendment Resolution") of the accompanying Information Circular approving the amendment to the Fund's Trust Unit Incentive Plan to provide for the reduction in the exercise price of all options granted to acquire Trust Units from and after April 2, 2003 in an amount equal to the full amount of cash distributions paid on the Trust Units from and after such date; and

(6) to transact such other business as may properly come before the meeting or any adjournment thereof.

DATED at Calgary, Alberta, this 3rd day of April, 2003.

By order of the Board of Trustees

"Theresia R. Reisch"

Theresia R. Reisch
Secretary

Unitholders who are unable to attend the meeting in person are requested to complete, date and sign the enclosed form of proxy and return it, in the envelope provided, to The CIBC Mellon Trust Company, Proxy Department, 200 Queens Quay East, Unit 6, Toronto, Ontario, M5A 4K9, so that it is received no later than 11:30 a.m. (Toronto time) on the business day immediately preceding the day of the meeting or any adjournment thereof.

Superior Plus
Income Fund

Information Circular

This Information Circular is furnished in connection with the solicitation of proxies by the trustees of the Superior Plus Income Fund (the "Fund") for use at the annual and special meeting (the "Meeting") of unitholders of the Fund called for May 8, 2003. This Information Circular and a form of proxy will be mailed on or about April 7, 2003, to the unitholders of record on March 20, 2003. Information contained herein is given as of April 3, 2003, unless otherwise specifically stated.

PROXIES

It is expected that the solicitation of proxies from the unitholders for use at the Meeting will be primarily by mail, but proxies may also be solicited personally by the trustees and officers of the Fund and by officers of the administrator of the Fund. In addition, the Fund intends to retain the services of Georgeson Shareholder Communications Canada Inc. to act as a solicitation agent to solicit proxies in connection with the Meeting. It is expected that the terms and conditions of any retainer agreement once negotiated, would be those terms and conditions, including the payment of fees and reimbursement of expenses, as are customary in such retainer agreements. The cost of this solicitation will be borne by Superior.

Each of the persons named in the enclosed form of proxy to represent unitholders at the Meeting is a trustee or officer of the Fund. **Each unitholder has the right to appoint some other person to represent him/her at the Meeting and may exercise this right by inserting such other person's name in the blank space provided in the enclosed form of proxy or by completing another form of proxy.** A person so appointed to represent a unitholder at the Meeting need not be a unitholder.

In order to be valid for use at the Meeting or any adjournment thereof, a duly completed proxy must be received by The CIBC Mellon Trust Company, Proxy Department, 200 Queens Quay East, Unit 6, Toronto, Ontario, M5A 4K9, not later than 11:30 a.m. (Toronto time) on the business day immediately preceding the day of the Meeting or any such adjournment. A unitholder who has given a proxy may revoke it by depositing a form of revocation of proxy, signed by the unitholder or by the unitholder's attorney authorized in writing, at the registered office of the Fund at the address shown above, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof. Alternatively, the unitholder may revoke the proxy and may vote in person, as to any matter on which a vote has not already been cast pursuant to the authority conferred by the proxy, by depositing such form of revocation of proxy with the Chairman of the Meeting at the Meeting or any adjournment thereof, or the unitholder may revoke the proxy in any other manner permitted by law.

On any ballot that may be called for at the Meeting, all units (the "Trust Units") in respect of which the persons named in the enclosed form of proxy have been appointed to act will be voted or withheld from voting in accordance with the specifications made in the proxy. **If a specification is not made with respect to any matter, the Trust Units will be voted FOR the election of three trustees as specified in this Information Circular, FOR the appointment of Deloitte & Touche LLP as auditor as set forth in this Information Circular, FOR the termination of the Management Agreement and**

the Administration Agreement, the approval of the Retention Arrangements and the related transactions as set forth in this Information Circular and FOR the amendment to the Trust Unit Incentive Plan as set forth in this Information Circular.

The form of proxy confers discretionary authority upon the persons appointed with respect to amendments to the matters identified in the notice of the Meeting and with respect to any other matters which may properly come before the Meeting. The trustees of the Fund know of no matters to come before the Meeting other than the matters identified in the notice of the Meeting. If any matters which are not known should properly come before the Meeting, the persons named in the enclosed form of proxy will vote on such matters in accordance with their best judgement.

VOTING OF TRUST UNITS AND PRINCIPAL HOLDERS THEREOF

Only persons who are holders of record of Trust Units of the Fund on March 20, 2003 shall be entitled to attend the Meeting and to vote thereat. On April 3, 2003, the Fund had 48,685,036 Trust Units outstanding. Holders of Trust Units are entitled to one vote for each Trust Unit held at all meetings of unitholders of the Fund. A quorum at the Meeting will consist of at least two unitholders present in person or represented by proxy and representing not less than 20 percent of the Trust Units entitled to be voted at the Meeting.

The trustees and officers of the Fund understand that the Superior Investment Trust, 1111 - 49th Avenue N.E., Calgary, Alberta, T2E 8V2 owns 4,845,501 Trust Units or approximately 10 percent of the outstanding Trust Units of the Fund. Superior Investment Trust and Superior Incentive Trust are the limited partners of Superior SMS Limited Partnership which, operating by and through its general partner Superior Capital Management Inc. ("SCMI"), is the Manager of the Fund (the "Manager"). To the best of the knowledge of the trustees and officers of the Fund, no other person beneficially owns, directly or indirectly, or exercises control or direction over Trust Units carrying more than 10 percent of all the votes attached to the outstanding Trust Units of the Fund.

ELECTION OF TRUSTEES

The number of trustees to be elected to the Board of Trustees at the Meeting is determined from time to time by ordinary resolution of the unitholders, such number being not less than three and not more than five. The current number of trustees and the number of trustees proposed to be elected at the Meeting is three. All trustees elected at the Meeting will hold office until the next annual meeting of unitholders or until their successors are duly elected or appointed.

The Fund proposes to nominate for election as trustees at the Meeting, and the unitholders will be asked to vote for, the persons listed in the following table. To be approved, such resolution must be passed by the affirmative votes cast by holders of more than 50% of the Trust Units represented in person or by proxy at the Meeting. All proposed nominees have consented to be named in this Information Circular and to serve as trustees if elected. The Fund has no reason to believe that any proposed nominee will be unable to serve as a trustee, but should any such nominee become unable to do so for any reason prior to the Meeting, the persons named in the enclosed form of proxy, unless directed to withhold from voting, reserve the right to vote for other nominees in their discretion.

The following table sets forth the name and principal occupation for each proposed nominee for election as trustee, including principal occupations during the past five years (if such information has not been previously disclosed in an information circular issued by the Fund). In addition, the table shows the date on which each proposed nominee first became a trustee and the number of Trust Units of the Fund that each proposed nominee beneficially owns, directly or indirectly, or exercises control or direction

over, as of April 3, 2003. The information as to the ownership or control or direction of Trust Units, not being within the knowledge of the Fund, has been furnished by the nominees individually.

Name	Office(s) Held	Principal Occupation	Trustee Since	Number of Trust Units
Peter A.W. Green[1] Campbellville, Ontario	Chairman and Trustee	Chairman of The Frog Hollow Group Inc. (international business advisors)	1996	3,725[2]
John S. Burns, Q.C. Calgary, Alberta	Trustee	Senior partner of Bennett Jones LLP (law firm)	1998	2,400[2]
Norman R. Gish Calgary, Alberta	Trustee	President, Gish Consulting Inc. (consulting firm)	2000	2,000[2]

Notes:
(1) Mr. Green is also a director of Superior Plus Inc. ("Superior").
(2) In addition, Messrs. Green, Burns and Gish hold 30,000 options each under the Trust Unit Incentive Plan.

The Fund has neither an audit committee nor an executive committee.

COMPENSATION OF TRUSTEES

The annual compensation of the trustees for 2002 was $25,000 for the Chairman of the Board of Trustees and $15,000 each for the other trustees. In addition, trustees will receive $1,000 for each meeting attended in person. Each trustee is compensated for all reasonable out-of-pocket expenses incurred incidental to attending a trustees' meeting. For the 2002 financial year, a total of $15,156 has been paid as reimbursement for expenses.

The trustees participate in the Trust Unit Incentive Plan of the Fund which provides for the issuance of options to acquire Trust Units to the Fund's trustees and to directors, senior officers and employees of Superior. The aggregate number of Trust Units reserved for issuance under the Trust Unit Incentive Plan is 2,284,869. The trustees do not participate in the Management Trust Unit Purchase Plan of Superior.

APPOINTMENT OF AUDITOR

At the Meeting, the unitholders will be asked to vote for the appointment of Deloitte & Touche LLP, Chartered Accountants, as the auditor of the Fund. Deloitte & Touche was first appointed auditor of the Fund effective August 2, 1996. To be approved, such resolution must be passed by the affirmative votes cast by holders of more than 50% of the Trust Units represented in person or by proxy at the Meeting.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

There were no material interests, direct or indirect, of trustees and senior officers of the Fund, nominees for trustees, any shareholder who beneficially owns more than 10% of the Trust Units of the Fund, insiders of the Fund, or any known associate or affiliate of such persons in any transaction since the commencement of the Fund's last completed financial year or in any proposed transaction which has materially affected or would materially affect the Fund or its subsidiary, Superior, except as otherwise described in this Information Circular.

The Manager and related entities (including the Superior Investment Trust and the Superior Incentive Trust), hold an approximate 10% ownership interest in the Fund as well as rights under the Management Agreement and Administration Agreement. On December 19, 2002, Superior acquired the pulp chemicals business of Sterling Chemicals, Inc. and certain of its subsidiaries for $584.5 million on a debt free basis (the "Acquisition"). The Manager has an indirect interest in the Acquisition as it is anticipated that the cash distributable by Superior to the Fund will increase materially as a result of the transaction, which will increase the size of the management incentive fee payable to the Manager in accordance with the terms of the Management Agreement. The Acquisition was reviewed and approved by a special committee of independent directors set up to review and approve material acquisitions with the support of a fairness opinion from an independent investment banking firm. For information on the calculation of the management incentive fee, see "Management Agreement".

CURRENT STRUCTURE OF THE FUND AND GOVERNANCE PRACTICES

The Toronto Stock Exchange ("TSX") has issued guidelines dealing with effective corporate governance. The trustees of the Fund as well as Superior's Board of Directors and senior executives consider good corporate governance to be central to the effective and efficient operation of the Fund and Superior. As a result of the structure and relationship of the Fund, Superior and the Manager, and the terms of the Administration Agreement, the Management Agreement, and the Unanimous Shareholder Agreement (all as defined herein), a number of elements of the TSX guidelines are not applicable to the Fund. The trustees of the Fund and the directors of Superior review their governance practices from time to time in view of each of the TSX guidelines and taking into account the structure of the Fund and Superior as well as the applicable contractual arrangements.

The Fund is a limited purpose trust which distributes earnings from its holdings of Class A and Class B Common Shares ("Common Shares") and unsecured subordinated notes due October 1, 2026 (the "Shareholder Notes") of Superior, net of expenses and interest paid on convertible debentures of the Fund, to its unitholders. The Fund does not conduct an active business and the role of the trustees is primarily to act on behalf of the Fund as a holder of Common Shares and Shareholder Notes of Superior and to manage the limited affairs of the Fund. The Declaration of Trust was amended on January 31, 2001, providing the Fund with power to issue any type of debt securities, including convertible debt securities and incur other indebtedness from time to time on terms acceptable to the Fund to support Superior's growth strategy. These amendments were approved by unitholders at a special meeting held March 7, 2001.

All of the trustees are independent of and "unrelated" to management of SCMI and Superior, although, Mr. Green serves on the Board of Directors of Superior as the Fund's representative. The trustees have not established any committees of trustees as they believe that all matters are best handled by the board of trustees as a whole.

A group of senior executives of Superior, together with the Manager and related entities (including the Superior Investment Trust and the Superior Incentive Trust), hold an approximate 10% ownership interest in the Fund as well as rights under the Superior Management Agreement and the Fund's Administration Agreement. The group of senior executive officers of Superior consists of Grant D. Billing, Executive Chairman, Geoffrey N. Mackey, President and Chief Executive Officer and W. Mark Schweitzer, Executive Vice-President, Corporate Development and Chief Financial Officer of Superior (the "Senior Executives").

The Manager provides administrative and advisory services to the Fund pursuant to an administration agreement (see "Administration Agreement"). In addition, the Manager provides senior executive and management and other services to Superior pursuant to a management agreement (see "Management Agreement"). Pursuant to the unanimous shareholders' agreement dated October 8, 1996

among Superior, the Fund and the Manager, as amended (the "USA"), the Fund must use its best efforts to cause the Board of Directors of Superior to appoint the executive officers of Superior as directed from time to time by the Manager of Superior. The USA also requires the Fund to vote its Common Shares and Shareholder Notes as directed by the Board of Directors of Superior, other than in respect of certain specified fundamental changes.

In light of the Manager's ownership interest in the Fund and its entitlement to incentives under the Management Agreement as well as the interests of the Senior Executives in the Manager, the trustees of the Fund believe that the interests of the Manager and the Senior Executives are aligned with the interests of the unitholders of the Fund.

Communications with investors and unitholders on matters relating to the Fund is primarily the responsibility of the Manager in compliance with the terms of the Administration Agreement. The Executive Chairman, the President and Chief Executive Officer, and the Executive Vice-President, Corporate Development and Chief Financial Officer of Superior, and the Investor Relations Manager, who also serves as Corporate Secretary of Superior and the Fund, have been designated as the individuals with primary responsibility for these matters. The Fund's written communication and disclosure policy and the regular meetings and discussions held between these individuals ensure good, timely communication and disclosure to investors, analysts, brokers and other interested parties.

The Fund owns 100% of the Common Shares and Shareholder Notes of Superior but does not have control or direction of the business and affairs of Superior. The Board of Directors of Superior has the responsibility for the management of the business and affairs of Superior and is responsible for its stewardship, subject to the terms of the USA. Pursuant to the USA, the Board of Directors of Superior consists of 7 persons who are nominated as follows:

1 - nominated by the Fund;

2 - nominated by the Manager (or its successors or assigns), as the holder of 10% or more of the Trust Units of the Fund;

2 - nominated by the Manager (or its successors or assigns), as manager of Superior pursuant to the Management Agreement; and

2 - nominated by the Board of Directors of Superior, provided such nominees are not directors, officers, employees or trustees of SCMI, the Manager, or the Fund, as the case may be.

The Manager's entitlement to nominate two of its four directors is subject to the Manager being the registered owner of 10% or more of the "Invested Capital" of Superior. The Manager's portion of the Invested Capital may be represented directly through its holdings of Common Shares and Shareholder Notes of Superior, indirectly through its holdings of Trust Units of the Fund, or any combination thereof. The Manager, through Superior Investment Trust, currently holds in excess of 10% of the Trust Units and, accordingly, in excess of 10% of the Invested Capital. In circumstances where the Manager is the registered owner of less than 10% of the Invested Capital, its entitlement to nominate two directors in this capacity will be reduced to one director and the Fund will be entitled to nominate an additional director. To the extent the Manager does not retain any Invested Capital, it will not be entitled to any representation on the Board of Directors of Superior in this capacity and the Fund will be entitled to three nominees.

Mr. Peter Green, the Chairman of the Fund, has been nominated by the Fund, Mr. Robert J. Engbloom (a senior partner of Macleod Dixon LLP), and Mr. Allan G. Lennox (principal of AG Lennox & Associates), have been nominated by the Board of Directors of Superior and Messrs. Grant D. Billing,

James S.A. MacDonald, Geoffrey N. Mackey and David P. Smith have been nominated by the Manager. All directors, notwithstanding the manner in which they are nominated, are required to act in the best interests of Superior.

The Board of Directors of Superior does not have a chair separate from management. To facilitate the functioning of the Board independently of management, the Board adopted specific guidelines with respect to its relationship with management. The Chief Executive Officer is responsible for making sure that there are long term goals and strategies in place. Initiatives for the development of the corporate strategies come from the Manager in compliance with the terms of the Management Agreement. The Board of Directors of Superior approves the strategy and assists in its development. In addition, it retains responsibility for significant changes in Superior's affairs and approves business plans, maintenance capital expenditure programs, financing arrangements and significant acquisitions and divestitures. Implicit in the effective discharge of the Board's responsibilities is the implementation of control and information systems which ensure the effective discharge of these responsibilities. Management is responsible to ensure that the Board focuses on systems requiring adequate controls including financial reporting, environmental reporting, and tracking the implementation of strategy. In addition, management is responsible for matters such as Board orientation and education. The Board routinely assesses, by way of open discussion, its effectiveness as a Board and that of its committees.

The Board of Directors of Superior has an Audit Committee consisting of Messrs. Green (Chairman), Engbloom and Smith each of whom are outside directors in relation to Superior and a Human Resources Committee consisting of Messrs. Lennox (Chairman), Billing and MacDonald. The Audit Committee has responsibility for, among other things, overseeing the nature and scope of the annual audit, approving the audited financial statements of Superior and evaluating the accounting and financial reporting policies and controls of Superior. The Human Resources Committee reviews and monitors, among other things, Superior's compensation program and policies, plans of executive development and succession, the performance evaluation process for management, and pension and saving plan matters.

ADMINISTRATION AGREEMENT

Pursuant to an administration and advisory agreement among the Fund, Superior and the Manager, dated October 8, 1996, as amended, (the "Administration Agreement"), the Manager acts as administrator and advisor for the Fund in consideration for an initial annual fee of $250,000, adjusted annually for inflation. For the fiscal year ended December 31, 2002, the Fund paid a total of $271,251 ($269,379 in 2001) under the Administration Agreement to the Manager.

The Administration Agreement has an initial term of ten years and is automatically renewed for successive three year terms unless unitholders of the Fund vote, by a majority of 66 2/3%, to terminate the agreement, following a notice period of one year, at the end of the initial or any renewal term, as the case may be and provided the Management Agreement is being terminated simultaneously. The Manager may terminate the agreement at any time following a one year notice period. The Administration Agreement may also be terminated by the Fund upon the insolvency, liquidation or winding-up of the Manager (or its successors and assigns), upon a material breach by the Manager of its contractual obligations which is not remedied within six months following notice of breach or upon the termination of the Fund. In the event the Administration Agreement is not renewed or is terminated for reasons other than the Manager's insolvency, liquidation or winding-up or a material breach of the Administration Agreement by the Manager, the Manager will be entitled to be paid an amount equal to the annual fees payable by the Fund under the Administration Agreement multiplied by ten.

MANAGEMENT AGREEMENT

Pursuant to the Management Agreement between the Manager and Superior dated October 8, 1996 as amended (the "Management Agreement"), the Manager provides senior executive and management and other services to Superior. The Management Agreement provides for the full recovery of all expenses, including general and administrative expenses, of the Manager attributable to the management of Superior. The trustees of the Fund have the right to request an audit of general and administrative expenses charged to Superior. For the year ended December 31, 2002, Superior paid the Manager $962,438 related to salary and benefit expenses incurred by the Manager for the Senior Executives ($733,250 for the year ended December 31, 2001).

The Manager's address is 1111 - 49th Avenue N.E., Calgary, Alberta, T2E 8V2 and the names and municipalities of residence of the insiders of SCMI as the general partner of the Manager as at February 28, 2003 are: Grant D. Billing, Calgary, Alberta; David P. Smith, Toronto, Ontario; Enterprise Capital Management Inc., Toronto, Ontario; James S.A. MacDonald, Toronto, Ontario; Geoffrey N. Mackey, Calgary, Alberta; and W. Mark Schweitzer, Calgary, Alberta. Neither the Manager nor any of the insiders of SCMI, or their respective associates or affiliates have any indebtedness to, or any transaction or arrangement with, the Fund since the commencement of the Fund's last financial year, except as disclosed herein.

The Management Agreement entitles the Manager to earn incentive fees which are based upon the level of cash flow distributed to the Fund in respect of a calendar year. The incentive fees are payable annually on April 15th of the year following the applicable year. The Manager is entitled to incentive fees when distributions by Superior in respect of that year are within the following target ranges:

	Cash Flow Distributed to the Fund Per Trust Unit	*Incentive Fee Entitlement*
	Less than $1.27	Nil
First Target	$1.27 to $1.45	15%(1)
Second Target	$1.45 to $1.89	25%(1)
Third Target	$1.89 and greater	50%(1)

Notes:

(1) percentage of incremental cash flow in excess of the cash flow amount calculated under the previous target range

The management incentive fee in respect of 2002 is $11,103,389 ($5,629,257 in 2001) and is payable on April 15, 2003.

The Management Agreement and all of the rights, entitlements and obligations of the Manager thereunder are assignable, subject to the approval of the directors of Superior who are independent of the Manager. Such consent may not be unreasonably withheld and is to be based upon the expertise and financial strength of the assignee. In the event the Management Agreement is assigned, the Administration Agreement must also be assigned to the new manager.

The Management Agreement has an initial term of ten years and is automatically renewed for successive three year terms unless the unitholders of the Fund vote, by a majority of 66 2/3% of all outstanding Trust Units, to terminate the agreement, following a notice period of one year, at the end of the initial or any renewal term, as the case may be. The Manager may terminate the agreement at any time following a one year notice period. The Management Agreement may also be terminated by Superior upon the insolvency, liquidation or winding-up of the Manager (or its successors and assigns), upon a material breach by the Manager of its contractual obligations, which is not remedied within six months following notice of breach, or the termination of the Fund. In the event the Management

Agreement is not renewed or is terminated for reasons other than the Manager's insolvency, liquidation or winding-up or a material breach of the Management Agreement by the Manager, Superior is obligated to pay the Manager (or its successors and assigns) an amount equal to the average of the actual management fees paid by Superior in the immediately preceding two fiscal years and the budgeted fees in the current or forthcoming year, multiplied by ten (the "termination multiple").

Any material conflicts of interest involving the Manager and Superior must be presented to the Board of Directors of Superior for the approval of the members of such board who are not directors, officers or employees of the Manager or officers or employees of Superior in accordance with the provisions of the *Canada Business Corporations Act.* Accretive acquisitions of Superior have the effect of increasing the management incentive fee payable by Superior to the Manager, and accordingly, the Board of Superior has established a special committee of independent directors to review and approve material acquisitions. The Acquisition of the pulp chemicals business was reviewed and approved by such special committee with the support of a fairness opinion from an independent investment banking firm.

BACKGROUND TO THE INTERNALIZATION TRANSACTION

In mid-2002, the Manager, the Superior Board of Directors and the Fund's Board of Trustees began considering the internalization of the management functions of Superior and the administrative functions of the Fund with the objective of eliminating future management fees payable to the Manager under the Management Agreement and Administration Agreement. At that time, the Manager indicated to Superior that the Manager was prepared to entertain the internalization of the Management and Administration Agreements after Superior completed one or more of the acquisitions then under consideration.

In an effort to properly consider these matters, Superior's board of directors authorized two of its non-management members, Messrs. Green and Lennox, to form a special committee together with the other trustees of the Fund, namely Messrs. Burns and Gish (the "Special Committee"). Pursuant to both a resolution of the Superior Board of Directors passed on October 1, 2002 and a resolution of the trustees of the Fund passed on October 8, 2002, the Special Committee was established in order to consider various alternative transactions (each a "Transaction" and collectively the "Transactions") to:

- internalize the management functions of Superior and the administrative functions of the Fund;
- improve the governance structures of Superior and the Fund;
- retain certain key officers of Superior who are currently employees of SCMI;
- reduce the administrative costs to the Fund;
- review and consider whether any proposed Transaction is fair to and in the best interests of the unitholders of the Fund, including the review and consideration of any relevant information made available to the Special Committee;
- to the extent necessary or appropriate, direct the negotiation of the terms of any proposed Transaction and any agreements necessary to give effect thereto; and
- determine whether or not to make a recommendation to the Superior Board of Directors with respect to any proposed Transaction and, if a recommendation is to be made, to formulate the

recommendation and report to the Superior Board as to the Special Committee's recommendation and its reasons and conclusions in respect thereof.

The Special Committee retained McLennan Ross LLP to act as its counsel to provide legal advice in connection with the Special Committee's mandate and to assist in the negotiation of any Transaction with the Manager. After an interview and selection process, the Special Committee engaged National Bank Financial Inc. ("National Bank Financial") to provide independent financial advice on any Transaction, assist in the negotiation with the Manager and provide an opinion on the fairness of any proposed Transaction or any variant thereof to the unitholders, other than the Manager, from a financial point of view.

On or about November 7, 2002, the Manager outlined a framework for the Special Committee to consider in respect of the internalization of management. Between October 8, 2002 and April 2, 2003 (the date the Internalization Transaction (as defined below) was approved by the Special Committee and the Manager), the Special Committee met formally on approximately 18 occasions, both alone and with one or both of its legal and financial advisors. The Special Committee also had numerous separate informal meetings and discussions both with members of the Manager, Superior and their advisors.

During the period from October 8, 2002 to April 2, 2003, the Special Committee considered various alternatives and evaluated numerous options to internalize management. The Special Committee and its advisors also conducted extensive financial and legal analysis. Arising out of this legal analysis, the Special Committee considered two legal issues regarding certain provisions of the Management Agreement, namely the scope of activities to which the management incentive fee applies and the availability of legal challenges to the enforceability of the termination multiple portion of the termination fee. On these issues the Special Committee received an opinion letter of Macleod Dixon LLP, counsel to Superior, dated February 14, 2003 and a report of McLennan Ross LLP dated February 27, 2003. The Special Committee discussed these issues with its financial advisor which sought advice from its legal advisor, Torys LLP, regarding these issues. The Special Committee noted that its financial advisor considered these issues in rendering its fairness opinion. The Special Committee similarly considered these issues in its determinations and recommendations regarding the Internalization Transaction.

The Special Committee considered a number of other factors in its deliberations and negotiations with the Manager regarding the Internalization Transaction, including:

- the Internalization Transaction would result in the termination of the annual management incentive and administration fees which are estimated to be in the range of $25.2 million for the fiscal year ending December 31, 2003;
- the termination consideration to be paid under the Internalization Transaction is a significant discount to the calculated amount of the full termination fee payable under the termination provisions of the Management and Administration Agreements if terminated currently which termination fee is expected to increase materially over the next few years as a result of the averaging provisions in the calculation of the termination fee;
- the Internalization Transaction provides for the termination consideration to be payable in Trust Units and Warrants and not cash as contemplated by the termination provisions of the Management and Administration Agreements, thereby avoiding the necessity to conduct financings to fund the cash payment and avoiding significant expenses associated with such financings;

- the Internalization Transaction is accretive to the Fund's net asset value and is expected to be accretive to projected cash flows available for distributions in the current year and in future years;

- the governance structure of Superior and the Fund will be improved by eliminating the substantive control rights of the Manager including its right to elect four of the seven members of the Board of Superior;

- increasing the management group's already significant ownership of Trust Units of the Fund and the elimination of the management incentive fee should enhance alignment between management and the unitholders;

- Superior's competitiveness for acquisitions is anticipated to be improved by eliminating the management incentive fee, which should provide greater opportunities to make value-added acquisitions for the benefit of unitholders;

- Superior did not have the ability to unilaterally terminate the Management or Administration Agreements prior to October 8, 2006, and thus any internalization prior to that date could only be accomplished by either (i) the Manager unilaterally (in its discretion) terminating which would have required the payment of the full termination fees in accordance with the agreements, or (ii) by mutual termination agreement between the Manager and Superior. Furthermore, any termination by Superior on October 8, 2006 would also give rise to the payment of full termination fees;

- the historical and anticipated future performance and growth of the Fund achieved by the existing management group and securing the associated ongoing employment arrangements between them and Superior;

- the payment of retention bonuses to the management group spread over a significant period of time would also help to ensure the long term commitment of the management group to Superior;

- the potential investor base of the Fund may be broadened by eliminating the components of the Fund's structure relating to the Management Agreement which discouraged certain institutions from investing in the Fund, which may, as a result, provide a lower cost of capital for the Fund;

- the potential negative impact any prolonged uncertainty of management continuity arising out of the internalization process, and any legal uncertainties connected therewith, may have on the capital markets including, without limitation, Superior's bond rating, lender covenants and access to capital; and

- the structure of the Internalization Transaction may provide tax benefits to Superior and the Fund.

During the period of March 3, 2003 to April 2, 2003, the Special Committee engaged in extensive discussions and negotiations with the Manager regarding the potential termination of the Management and Administration Agreements, culminating in an agreement reached with the Manager to terminate such agreements in consideration for:

- the issuance of 7,000,000 Trust Units of the Fund;

- the issuance of 3,500,000 Warrants, each entitling the holder thereof to acquire one Trust Unit upon exercise thereof and payment of $20.00 per Trust Unit, for a period of 5 years from the issuance thereof; and

- approximately 930,000 of the foregoing Trust Units to be issued to the Senior Executives shall be subject to escrow. These Trust Units will be released from escrow in an amount of 25% per year starting on the first anniversary of the date such Trust Units are issued.

(collectively the "Internalization Transaction").

During the course of these extensive discussions and negotiations with the Manager, National Bank Financial provided a verbal fairness opinion (which opinion was subsequently confirmed by delivery of its written opinion) (the "Fairness Opinion") that the consideration payable pursuant to the Internalization Transaction was fair, from a financial point of view, to the unitholders of the Fund, other than the Manager.

The Special Committee also recommended employment agreements with the management group be entered into as described herein under the heading "Details of the Internalization Transaction". These employment agreements include retention bonus arrangements under which Superior loans the Senior Executives an aggregate of $6,500,000 to purchase an aggregate of 325,000 Trust Units on signing of the employment agreements. The Senior Executives are required to repay the loan in installments of 40% on the first anniversary of the employment agreement and 20% on each subsequent anniversary and will receive a bonus payment equal to the repayment obligation on each anniversary date of the employment agreement. If a Senior Executive voluntarily resigns from Superior or is terminated for cause, the loan advance becomes immediately due and such Senior Executive has no further entitlement to any further retention bonuses. The Trust Units issued in respect of the retention bonuses will be pledged to Superior to secure the loan advances (the "Retention Arrangements").

The Internalization Transaction and Retention Arrangements are proposed to be implemented by way of a termination agreement providing for the termination of the Management and Administration Agreements and the entering into of employment agreements and escrow agreements with the Senior Executives. The Special Committee with the assistance of its legal and financial advisors has negotiated the terms of such implementation agreements.

RECOMMENDATION OF THE SPECIAL COMMITTEE

As a result of the foregoing, and having particular regard to the Fairness Opinion set forth in Schedule "C" hereof and the advice of the legal and financial advisors to the Special Committee, the Special Committee unanimously determined that the consideration to be paid in respect of the Internalization Transaction was in the best interests of Superior, the Fund and the unitholders, other than the Manager, and recommended the Board of Directors of Superior and the trustees of the Fund approve the terms of the Internalization Transaction and further recommended the Internalization Transaction be presented to the unitholders for their approval. In connection therewith, the Special Committee also recommended separate employment agreements be entered into with each of the Senior Executives providing for the Retention Arrangements.

FAIRNESS OPINION

National Bank Financial was retained by the Special Committee to consider the Internalization Transaction and related matters and make such recommendations as it considered appropriate and to provide an opinion as to the fairness, from a financial point of view, of the consideration payable

pursuant to the Internalization Transaction. The terms of the engagement were formalized in a letter agreement dated December 13, 2002.

On March 28, 2003, National Bank Financial indicated to the Special Committee that it would be in a position to provide the Special Committee with an opinion that the consideration payable pursuant to the Internalization Transaction was fair, from a financial point of view, to the unitholders, other than the Manager, based on the assumptions, limitations and considerations set out in the Fairness Opinion. National Bank Financial delivered the Fairness Opinion at the meeting of the Board of Directors held on April 2, 2003.

A copy of the Fairness Opinion is attached as Schedule "C" to this Information Circular.

RECOMMENDATION OF THE BOARD OF DIRECTORS AND THE TRUSTEES

The Board of Directors of Superior and the trustees of the Fund, based upon, among other things, the recommendation of the Special Committee and the Fairness Opinion, have determined unanimously that the Internalization Transaction and the Retention Arrangements are in the best interests of the Fund and the unitholders, other than the Manager, and unanimously recommend that unitholders vote in favor of the Internalization Transaction and the Retention Arrangements. The members of the board who are nominated by the Manager and Mr. Engbloom declared their varying interests and did not vote on the approval of the Internalization Transaction and the Retention Arrangements. In coming to their conclusion and recommendations, the Board of Directors and the trustees considered, among other things, all of the factors considered by the Special Committee.

Based upon, among other things, the recommendation of the Special Committee formed to review and negotiate the Internalization Transaction and the Retention Arrangements and the Fairness Opinion provided by National Bank Financial, the Board of Directors of Superior and the trustees of the Fund have each determined that the Internalization Transaction and the Retention Arrangements are in the best interests of the Fund and its unitholders, other than the Manager, and therefore unanimously recommend that unitholders vote in favour of the Internalization Resolution.

To be approved, the Internalization Resolution to approve the Internalization Transaction and the Retention Arrangements, the text of which is set forth in Schedule "A" hereto, must be passed by the affirmative votes cast by holders of not less than 66 2/3% of the Trust Units represented in person or by proxy at the Meeting. In addition, the TSX requires the Internalization Resolution be approved by a majority of the votes cast at the Meeting other than votes attaching to Trust Units beneficially owned by the Manager, the insiders of the Manager and each of their respective associates, affiliates and insiders ("Disinterested Unitholder Approval"), who in the aggregate own approximately 10% of the Trust Units. CIBC Mellon Trust Company, the transfer agent and registrar of the Fund, will be directed to exclude such Trust Units from voting on this resolution at the Meeting for purposes of the Disinterested Unitholder Approval requirement.

DETAILS OF THE INTERNALIZATION TRANSACTION

General

On April 2, 2003 the Fund, Superior, the Manager, the Superior Investment Trust, the Superior Incentive Trust and the unitholders of the Superior Investment Trust and the Superior Incentive Trust (the "Superior Trust unitholders"), entered into the Termination Agreement pursuant to which Superior, the Fund and the Manager agreed to terminate the Management Agreement and the Administration

Agreement and in consideration therefor agreed to issue 7,000,000 Trust Units and 3,500,000 Trust Unit purchase warrants ("Warrants") with an exercise price of $20.00 per Trust Unit to the Superior Trust unitholders. Closing of the Internalization Transaction is subject to the satisfaction or waiver of certain closing conditions provided for in the Termination Agreement.

Termination Agreement

The Termination Agreement provides that Superior, the Fund and the Manager will terminate the Management Agreement and Administration Agreement, and in consideration therefor the Fund will issue 7,000,000 Trust Units and 3,500,000 Warrants to the Superior Trust unitholders. Each Warrant entitles the holder thereof to acquire one Trust Unit upon exercise thereof and payment of $20.00 (the "Exercise Price"), subject to adjustment as contemplated below, for a period of 5 years from the issuance thereof. The Warrants will not be listed on any exchange. The Warrants will be subject to customary anti-dilution provisions which will provide adjustments to the number of Trust Units issuable upon exercise of the Warrants and the Exercise Price in certain circumstances.

Of the Trust Units that are distributed to the Senior Executives pursuant to the Termination Agreement, 945,736 will be subject to an escrow agreement with a term of 4 years. The Trust Units subject to such escrow will be automatically released from escrow in an amount of 25% of the aggregate number of escrowed Trust Units on each anniversary date of the escrow agreement. The Termination Agreement also provides that the Senior Executives will sign employment agreements with Superior on closing of the Internalization Transaction. These employment agreements include retention bonus arrangements under which the Fund loans the Senior Executives an aggregate of $6,500,000 to purchase an aggregate of 325,000 Trust Units on signing of the employment agreements. The Senior Executives are required to repay the loans over the next four years and will receive a bonus payment equal to the repayment obligation on each anniversary date of the employment agreement. If a Senior Executive voluntarily resigns from Superior or is terminated for cause, the loan advance becomes immediately due and such Senior Executive has no further entitlement to any further retention bonuses. See "Employment Agreements" and "Escrow Agreements".

The Termination Agreement provides that the Manager waives any rights to any further management fees under the Management Agreement and any further fees under the Administration Agreement after January 1, 2003 but reserves its right to recover expenses under the Management Agreement or the Administration Agreement that were incurred prior to the closing of the Internalization Transaction. The Termination Agreement also provides that each party to such agreement will pay for its own expenses.

The Termination Agreement provides that the Fund and the Superior Trust unitholders will enter into a Distribution Rights Agreement on closing of the Internalization Transaction. The Distribution Rights Agreement will provide that, for a period of four months from the date of closing of the Internalization Transaction, whenever the Fund proposes to distribute any equity securities in a form and manner which would permit the distribution of the Trust Units and/or Warrants of the Superior Trust unitholders by means of a secondary offering, the Superior Trust unitholders can elect to have the Fund distribute all or a portion of their securities, other than the escrowed securities, at the same price as the securities issued by the Fund. However, if in the opinion of the managing underwriter the number of securities to be distributed under the offering exceeds the number which can be sold in an orderly manner within a price range acceptable to the Fund, the Fund will only be obligated to sell such number of securities of the Superior Trust unitholders, if any, as the managing underwriter believes can be sold without such effect.

Finally, the Termination Agreement provides, among other things, as a condition of closing that all regulatory approvals shall have been obtained, including approval of the unitholders hereunder, all

matters to be completed by the parties must be completed and all necessary documentation must be entered into, including the entering into of the employment agreements, escrow agreements and the Distribution Rights Agreement and such other documentation as may be reasonably required.

Escrow Agreements

The Termination Agreement states that it is a condition of proceeding with the Internalization Transaction that the Senior Executives enter into the escrow agreements. The escrow provisions will result in 945,736 Trust Units issued to the Senior Executives pursuant to the Termination Agreement being held in escrow. All of the Trust Units of the Senior Executives to be held in escrow are releasable as to 25% per year beginning the first anniversary of the closing of the Internalization Transaction and are also releasable in certain other limited circumstances.

In the event of a change of control of the Fund or Superior, all Trust Units held in escrow will be released to the underlying holders. In addition, the escrow agreements provide for early release of the securities in the event of the death or disability of one of the Senior Executives, or if a Senior Executive is terminated from their employment with Superior without just cause. Securities held in escrow may be charged, pledged or encumbered, provided that the securities will remain in escrow pursuant to the terms of the escrow agreements.

The escrow provisions are intended to enhance alignment between management of Superior and unitholder interests and to retain such management over the long term.

Employment Agreements

The Termination Agreement provides as a condition of closing that Superior and the Fund shall have entered into the employment agreements with each of the Senior Executives.

On signing the employment agreements, the Fund will advance the Senior Executives an aggregate of $6,500,000 by way of non-interest bearing limited recourse loans and the Senior Executives will use these funds to purchase an aggregate of 325,000 Trust Units. The Senior Executives are required to repay the loans in installments of 40% on the first anniversary of the employment agreement and 20% on each subsequent anniversary and will receive a bonus payment equal to the repayment obligation on each anniversary date of the employment agreement. If a Senior Executive voluntarily resigns from Superior or is terminated for cause, the loan advance becomes immediately due and such Senior Executive has no further entitlement to any further retention bonuses. The Trust Units issued in respect of the retention bonuses will be pledged to Superior to secure the loan advances.

In addition, on April 2, 2003, options to purchase 250,000 Trust Units were granted to each of Mr. Billing and Mr. Mackey and options to purchase 150,000 Trust Units were granted to Mr. Schweitzer each conditional on closing of the Internalization Transaction. Such options will vest as to 20% immediately and 20% on each anniversary of the date of grant. The options will expire 5 years from the date of grant. See "Amendments to the Trust Unit Incentive Plan".

Each of the Senior Executives will also receive and participate in any and all fringe benefit plans, coverages and other perquisites made available from time to time to Superior's senior officers and executives.

In the event of a change of control or termination of employment for any reason other than cause, each of the Senior Executives will receive i) two times the aggregate of his then current salary and benefits and the bonus paid to him in respect of the most recently completed financial year, and ii) an amount equal to any unpaid retention bonuses.

It has been agreed that each of Mr. Billing and Mr. Mackey will be nominated for a position as a director of Superior at each meeting (or otherwise) of shareholders of Superior or unitholders of the Fund, as the case may be, at which directors of Superior are elected.

Other Matters

The Administration Agreement currently provides that the Manager will perform all of the administration services required by the Fund. Since the Administration Agreement will be terminated as part of the Internalization Transaction, the Fund will enter into a new Administration Agreement with Superior whereunder Superior will provide these services to the Fund. The services to be provided will include: secretarial, bookkeeping, expense management and cash management, arranging for legal, audit and tax services, preparing and completing regulatory filings and other administrative services.

Regulatory Matters and Approvals

There are certain regulatory requirements and approvals necessary to complete the Internalization Transaction. It was concluded that the Internalization Transaction was subject to the provisions governing "related party transactions" within the meaning of Ontario Securities Commission Rule 61-501 and Quebec Securities Commission Policy Q-27 due to the ownership of 10% of Trust Units of the Fund by the Manager and its related entities and the fact it manages and directs the business of Superior. However, the Internalization Transaction is exempt under this rule and this policy from the valuation and minority approval requirements as a result of the value of the consideration paid by Superior and the Fund in the Internalization Transaction not exceeding 25% of the market capitalization of the Fund.

The Board of Directors of Superior appointed the Special Committee to review and negotiate the provisions of the Termination Agreement and the Internalization Transaction and has complied with the disclosure requirements under Ontario Securities Commission Rule 61-501 and Quebec Securities Commission Policy Q-27.

The Fund has applied to the TSX for the listing of the Trust Units issuable pursuant to the Termination Agreement, the Employment Agreements and the Trust Units issuable upon exercise of the Warrants.

Timing and Expenses of the Internalization Transaction

The Internalization will become effective on closing of the Internalization Transaction, which is expected to occur on or about May 8, 2003, if the Internalization Resolution is approved at the Meeting and all other conditions specified in the Termination Agreement are satisfied or waived. The employment agreements, including the Retention Arrangements provided therein, are effective May 8, 2003, subject to the approval at the Meeting of the Internalization Resolution.

The Termination Agreement provides that each party is responsible for its own costs and expenses. The expenses of the Internalization Transaction to be incurred by Superior and the Fund including, without limitation, legal fees, fairness opinion fees, the preparation and printing of the Information Circular and other costs associated with the Meeting are estimated to be approximately $2,500,000.

AMENDMENTS TO THE TRUST UNIT INCENTIVE PLAN

Under the Fund's Trust Unit Incentive Plan (the "Plan"), options to purchase a maximum of 2,284,869 Trust Units may currently be granted to directors, senior officers and employees of Superior

and its subsidiaries and the trustees of the Fund. The exercise price of an option is determined at the time of grant and is to be not less than the closing price of the Trust Units on the TSX on the last day preceding the date of grant. The term of an option and vesting provisions are determined at the time of grant and may vary as between individual grants of options. However, the term of an option shall not exceed ten years from the date of grant. Options are subject to early termination upon the optionee ceasing to be a Fund trustee or a director, senior officer or employee of Superior, as applicable, or upon the death of an optionee.

The Plan also provides that options may be granted having terms that on the exercise of an option, the holder will be entitled to receive Trust Units having a then current market value equal to the difference in value between the option exercise price and the then current market price of the Trust Units determined on the basis of the weighted average trading price of the Trust Units for the five trading days immediately preceding the date of exercise.

The number of Trust Units reserved for issuance pursuant to options granted to any one optionee shall not exceed 5% of the issued and outstanding Trust Units at the date of grant of the option. The number of Trust Units which may be issued to any one insider (and its associates) within a one year period shall not exceed 5% of the total number of Trust Units then outstanding.

The trustees are proposing that the Plan be amended effective as of May 8, 2003 to provide for the downward adjustment to the exercise price of all options granted from and after April 2, 2003, including the 650,000 options granted to the Senior Executives on April 2, 2003, to reflect the full amount of each cash distribution paid on the Trust Units from and after April 2, 2003.

The trustees have determined it is desirable to amend the Plan to provide a more competitive Trust Unit option compensation structure in order to attract and retain high quality employees, officers and directors. The trustees believe that the proposed amendment to the Plan will help limit the number of options granted and will provide an incentive for management to maximize distributions and unit values, directly aligning the interests of option holders with those of the unitholders of the Fund.

The trustees of the Fund have approved the ordinary resolution to amend the Plan and recommend that the unitholders vote in favour of the Trust Unit Incentive Plan Amendment Resolution to amend the Plan. The text of the Trust Unit Incentive Plan Amendment Resolution to be considered by unitholders relating to this matter of special business is set forth in Schedule "B".

To be approved, the Trust Unit Incentive Plan Amendment Resolution must be passed by the affirmative votes cast by holders of more than 50% of the Trust Units represented in person or by proxy at the Meeting. In addition, the TSX requires that the Trust Unit Incentive Plan Amendment Resolution be approved by a majority of the votes cast at the Meeting other than votes attaching to Trust Units beneficially owned by insiders of the Fund to whom options may be issued under the Plan and their associates, who in the aggregate own approximately 10% of the Trust Units. CIBC Mellon Trust Company, the transfer agent and registrar of the Fund, will be directed to exclude such Trust Units from voting on this resolution at the Meeting.

PERFORMANCE GRAPH

The following graph illustrates changes from December 31, 1998 to December 31, 2002, in cumulative return to unitholders of an investment in the Trust Units of the Fund compared to the cumulative total shareholder return on the TSX 300 Index and the cumulative total unitholder return of the Income Trust Index designed by Scotia Capital (the "SCM.IU"), assuming the reinvestment of cash distributions.


205
195
185
175
165
155
145
135
125
115
105
95
85
75
SPF.UN
TSX 300
SCM.IU
31-Dec-98
31-Dec-99
31-Dec-00
31-Dec-01
31-Dec-02

SPF-UN	100	102	130	156	203
TSX 300	100	132	142	124	108
SCM.IU	100	105	139	161	177

TRUSTEES' AND OFFICERS' LIABILITY INSURANCE

Superior maintains directors' and officers' liability insurance for the directors and officers of Superior and the Manager, as well as for the trustees and officers of the Fund. Under this insurance, the insurer pays, on behalf of the Fund, Superior or the Manager, for losses for which each of these entities indemnifies its directors, officers or trustees and, on behalf of such individuals, for losses which are suffered during the performance of their duties, which are not indemnified by Superior, the Manager or the Fund.

The annual premium for this insurance in 2002 was $68,500, of which, the Fund paid $11,654. The aggregate annual insurance coverage is limited to $30,000,000 with a corporate deductible of $250,000 on each loss and no individual deductible. No portion of the premium is paid by any of the directors, officers or trustees of Superior, the Manager or the Fund, as applicable.

INDEBTEDNESS OF TRUSTEES AND OFFICERS

None of the trustees, executive and senior officers, nominees for trustees or any known associate of such persons has been indebted to the Fund since the commencement of the Fund's last financial year.

ADDITIONAL INFORMATION

Copies of this Information Circular, the Fund's Annual Report which contains the financial statements and the auditor's report thereon, any interim financial statements of the Fund subsequent to those statements contained in the Annual Report, and the Fund's Annual Information Form for the fiscal year ended December 31, 2002 as filed with the applicable Canadian regulatory authorities may be

obtained without charge by writing to the Secretary of the Fund, 1111 - 49th Avenue N.E., Calgary, Alberta T2E 8V2.

BOARD APPROVAL

The Board of Trustees of the Fund and the Board of Directors of Superior have approved the contents of this Information Circular and the sending of this Information Circular to the unitholders of the Fund.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

Dated at Calgary, Alberta this 3rd day of April, 2003.

SUPERIOR PLUS INCOME FUND by

SUPERIOR CAPITAL MANAGEMENT INC.,
for and on behalf of
SUPERIOR SMS LIMITED PARTNERSHIP,
as Administrator of the Fund

"*Grant D. Billing*"
Chairman and Chief Executive Officer

"*Mark Schweitzer*"
Executive Vice President and
Chief Financial Officer

SUPERIOR PLUS INC. by

SUPERIOR CAPITAL MANAGEMENT INC.,
for and on behalf of
SUPERIOR SMS LIMITED PARTNERSHIP,
as Manager of Superior

"*Grant D. Billing*"
Chairman and Chief Executive Officer

"*Mark Schweitzer*"
Executive Vice President and
Chief Financial Officer

SCHEDULE "A"
FORM OF INTERNALIZATION RESOLUTION

BE IT RESOLVED THAT:

1. The Internalization Transaction described in the Information Circular of the Fund dated April 3, 2003 (the "Information Circular") be and is hereby authorized and approved and the Fund is, directly or indirectly, hereby authorized to do the following:

   (a) to issue 7,000,000 Trust Units and 3,500,000 Warrants to the Trust Unitholders and to otherwise complete the Internalization Transaction in accordance with the terms and conditions described in the Information Circular;

   (b) enter into the Retention Arrangements with the Senior Executives as described in the Information Circular;

   (c) execute and deliver all agreements or other documents and to enter into all other transactions and do all things provided for, or contemplated by, the Internalization Transaction or the Retention Arrangements; and

2. All capitalized terms not otherwise defined in this resolution have the meaning ascribed thereto in the Information Circular.

SCHEDULE "B"
FORM OF TRUST UNIT INCENTIVE PLAN AMENDMENT RESOLUTION

BE IT RESOLVED THAT:

1. The Trust Unit Incentive Plan be amended to provide for a reduction to the exercise price of all options granted from and after April 2, 2003 pursuant to the Trust Unit Incentive Plan in an amount equal to the full amount of each cash distribution paid on the Trust Units from and after April 2, 2003; and

2. All capitalized terms not otherwise defined in this resolution have the meaning ascribed thereto in the Information Circular of the Fund dated April 3, 2003.

SCHEDULE "C"
FORM OF FAIRNESS OPINION

NATIONAL
BANK
FINANCIAL

April 2, 2003

The Special Committee of the Board of Directors of Superior Plus Inc. and
the Board of Trustees of Superior Plus Income Fund
1111 - 49 Avenue NE
Calgary, Alberta
T2E 8V2

To the Special Committee:

National Bank Financial Inc. ("National Bank Financial") understands that Superior Plus Income Fund, formerly Superior Propane Income Fund (the "Fund"), and its wholly-owned subsidiary Superior Plus Inc., formerly Superior Propane Inc. ("Superior"), have entered into an agreement (the "Termination Agreement") dated April 2, 2003 with Superior Management Services LP ("SMS") and the partners of SMS and their unitholders to terminate the Management Agreement between Superior and SMS dated October 8, 1996, as amended and restated (the "Management Agreement") and the Administration and Advisory Agreement between the Fund and SMS also dated October 8, 1996 (the "Administration Agreement") in exchange for consideration (the "Consideration") payable upon closing as outlined in the Termination Agreement (the "Internalization Transaction") as follows:

(a) 7,000,000 Trust Units ("Trust Units") of the Fund; and

(b) 3,500,000, Warrants ("Warrants"), each entitling the holder thereof to acquire one Trust Unit upon exercise thereof and payment of $20.00 per Trust Unit (the "Exercise Price"), for a period of 5 years from the issuance thereof.

SMS currently owns approximately 10% of the issued and outstanding Trust Units of the Fund.

The terms of the Internalization Transaction are more fully described in the Information Circular (the "Information Circular") which will be mailed to holders of Trust Units (the "Unitholders") in connection with the Internalization Transaction.

NBF also understands that, in connection with the Internalization Transaction:

(a) 50% of the Trust Units that are distributed upon execution of the Termination Agreement to the executive officers of Superior will be subject to a time escrow of 4 years, the terms of which are outlined in the escrow agreements (collectively the "Escrow Agreement") to be entered into as part of the Internalization Transaction. The Trust Units subject to such escrow (the "Escrowed Units") will be automatically released from escrow in an amount of 25% of the aggregate number of Escrowed Units on each anniversary date of the Escrow Agreement. Three executive officers of Superior will be the beneficial holders of

the Escrowed Units, which amount to approximately 930,000 Trust Units in total. There will be no escrow of Warrants;

(b) the Management Agreement will be terminated and all of the officers of Superior that are currently employed by the Manager will become employees of Superior;

(c) completion of the Internalization Transaction will be conditional upon, among other things, approval of not less than 66 2/3% of the votes cast by or on behalf of Unitholders (as described in the Information Circular) at the special meeting (the "Meeting") of Unitholders to be held on May 8, 2003;

(d) the Internalization Transaction will, under the rules of the TSX, also require the approval of 50% of the votes cast by, or on behalf of, disinterested Unitholders which would exclude the 10% of outstanding units held by SMS; and

(e) in connection with the Meeting, the Fund has prepared and will mail to Unitholders the Information Circular that includes details of the Internalization Transaction and the terms of the Termination Agreement.

Overview of the Fund

The Fund is an unincorporated fund established under the laws of Alberta by a declaration of trust made as of August 2, 1996, as amended October 8, 1996. The Fund owns 100% of the outstanding shares and notes of Superior. Historically, Superior has been engaged primarily in the distribution and retail sale of propane, propane consuming appliances and related services. With approximately 1,800 employees, Superior is a national retailer, delivering propane gas and providing services to close to 300,000 customers across Canada. Total sales volumes represent approximately 50-55% of the total estimated Canadian propane retail market. Superior has been a major supplier of propane and propane related products and services to Canadians since 1951.

On December 19, 2002, Superior closed the acquisition of the pulp chemicals business of Sterling Chemicals Inc. and certain of its subsidiaries ("Sterling") for $584.5 million, on a debt free basis. Sterling has been a leading provider of chemicals and technology for the pulp and paper and water treatment industries since the 1940's. It is the second largest producer of sodium chlorate in North America and markets its generator technology under the ERCO Worldwide ("ERCO") brand name. The Business will be operated as ERCO, a division of Superior.

On February 26, 2003, the Fund and Superior officially changed their names to Superior Plus Income Fund and Superior Plus Inc., respectively, to recognize Superior's diversification outside of the propane retailing business.

Engagement of National Bank Financial

The special committee (the "Special Committee") of the Board of Directors of Superior and the Board of Trustees of the Fund contacted National Bank Financial in October 2002 and, pursuant to an engagement letter (the "Engagement Letter") dated December 13, 2002, the Special Committee retained the services of National Bank Financial in connection with the Internalization Transaction. Such services include providing assistance and advice to the Special Committee in evaluating the Internalization Transaction, including negotiations with the partners of SMS with respect to the Internalization Transaction and the preparation and delivery to the Special Committee of our opinion (the "Fairness Opinion") as to the fairness, from a financial point of view, of the Consideration to the Unitholders, other than SMS.

For the purposes of the Fairness Opinion, we have relied upon the advice of McLennan Ross LLP, counsel to the Special Committee, that the Internalization Transaction is a related party transaction under Rule 61-501 of the Ontario Securities Commission and Policy Q-27 of the Commission des valeurs mobilières du Québec and is not subject to the formal valuation requirements as detailed therein.

This Fairness Opinion has been prepared in accordance with the Disclosure Standards for Formal Valuations and Fairness Opinions of the Investment Dealers Association of Canada, but the Association has not been involved in the preparation or review of this Fairness Opinion. National Bank Financial has not been engaged to prepare a formal valuation of any of the assets, liabilities or shares of the Manager, any of the assets or liabilities of the Fund or the Trust Units, and this Fairness Opinion should not be construed as such.

National Bank Financial will be paid fees totaling $500,000 for its services as financial adviser to the Special Committee, including the delivery of this Fairness Opinion. The compensation of National Bank Financial under the Engagement Letter does not depend in whole or in part on the conclusions reached in the Fairness Opinion or on the successful outcome of the Internalization Transaction. In addition, National Bank Financial is to be indemnified in respect of certain liabilities that might arise out of its engagement.

Relationship with Interested Parties

National Bank Financial is not an insider, associate or affiliate of Superior, the Fund, SMS, or any of their respective associates or affiliates.

National Bank Financial has acted as an underwriter of public offerings of Trust Units and Convertible Debentures of the Fund in the past and is a credit provider to Superior.

National Bank Financial acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of the Fund and, from time to time, may have executed or may execute transactions for such companies and clients from whom it received or may receive compensation. National Bank Financial, as an investment dealer, conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Fund.

Credentials

National Bank Financial is a leading Canadian investment dealer whose businesses include corporate finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. This Fairness Opinion is the opinion of National Bank Financial and the form and content herein has been reviewed and approved for release by a group of managing directors of National Bank Financial, each of whom is experienced in merger, acquisition, divestiture, valuation and fairness opinion matters.

Scope of Review

In connection with rendering our Fairness Opinion, we have reviewed and relied upon, or carried out as the case may be, among other things, the following:

Public disclosure for the Fund:

(i) draft audited consolidated financial statements of the Fund as at and for the year ended December 31, 2002, and draft annual report of the Fund for the year then ended;

(ii) audited consolidated financial statements of the Fund as at and for the years ended December 31, 2001, 2000 and 1999, and annual reports of the Fund for the years then ended;

(iii) interim unaudited consolidated financial statements and reports of the Fund for the quarters ended September 30, June 30 and March 31, 2002;

(iv) a copy of the 2001 auditor's management letter from Deloitte & Touche LLP to Superior along with Superior's responses;

(v) annual information forms of the Fund for the years ended December 31, 2001, 2000, and 1999;

(vi) final short form prospectuses of the Fund dated December 5, 2002 and January 24, 2001;

(vii) documents requested by underwriters' counsel in connection with the convertible debenture offering prospectus dated December 5, 2002;

(viii) information circulars for meetings of Unitholders held on April 25, 2002, April 25, 2001 and April 26, 2000;

(ix) press releases for the Fund for the period January 1, 2001 to the date hereof;

(x) documents supporting the establishment of the interest rate on the $240 million shareholder note issue dated December 17, 2002;

(xi) public information related to the business, operations, financial performance and Trust Unit trading histories of the Fund, other selected trusts and public companies we considered relevant; and

(xii) the Declaration of Trust dated August 2, 1996 and the subsequent amendment dated October 8, 1996, and the Unanimous Shareholder Agreement dated October 8, 1996.

With respect to ERCO, formerly the pulp chemicals business of Sterling:

(xiii) audited consolidated financial statements of Sterling Chemicals Holdings Inc. as at and for the years ended September 30, 2001, 2000 and 1999, and annual reports of Sterling Chemicals Holdings Inc. for the years then ended;

(xiv) audited consolidated financial statements of Sterling as at and for the years ended September 30, 2002, 2001 and 2000;

(xv) Sterling's management presentation regarding Sterling's historical and projected operations and financial performance;

(xvi) Data room index given to Superior during the sale process of Sterling; and

(xvii) Various other informational documents related to Superior's acquisition of Sterling.

Agreements and reports related to SMS and the Internalization Transaction:

(i) a draft dated April 3, 2003 of the Information Circular;

(ii) a draft of the Termination Agreement;

(iii) a draft of the Escrow Agreement;

(iv) the Management Agreement;

(v) the Administration and Advisory Agreement;

(vi) an opinion dated February 14, 2003 to the Board of Directors of Superior from Macleod Dixon LLP, legal counsel to Superior, regarding the interpretation of certain provisions of the Management Agreement,

(vii) a report dated February 27, 2003 to the Special Committee from McLennan Ross LLP, legal counsel to the Special Committee, regarding the interpretation of certain provisions of the Management Agreement and other legal issues,

(viii) an opinion dated March 27, 2003 to National Bank Financial from Torys LLP, legal counsel to National Bank Financial, regarding the interpretation of certain provisions of the Management Agreement,

(ix) a letter to the Special Committee by Felesky Flynn LLP, regarding tax issues related to the Internalization Transaction;

(x) a presentation by SMS to the Special Committee dated January 30, 2003 pertaining to, among other things, the Internalization Transaction;

(xi) SMS management's proposed terms of the Internalization Transaction in a document entitled "Internalization Buyout Proposal" dated November 7, 2002 and a subsequent proposal;

(xii) a presentation by the Special Committee to SMS dated March 3, 2003, pertaining to the Internalization Transaction;

(xiii) a document entitled "Superior Propane Income Fund Vision" dated January 1998; and

(xiv) a presentation by Enterprise Capital Management Inc. to the Bank of Nova Scotia, dated March 1998, regarding the proposed acquisition of interests in the fund by the management group and funds managed by Enterprise Capital Management Inc.

Other information, interviews and discussions:

(i) financial and operating information, including internal management forecasts, with respect to the fund;

(ii) credit review presentation of the Fund and Superior, dated December 2002;

(iii) discussions with staff and management of the Fund, Superior and SMS regarding financial results, future budgets and business plans, current and future development projects, and abandonment and site reclamation obligations;

(iv) letters of representation addressed to us and dated the date hereof, from senior officers of Superior on behalf of Superior and from the Chairman of the Special Committee on behalf of the Fund, as to matters of fact relevant to the Internalization Transaction and as to the completeness and accuracy of the information upon which this Fairness Opinion is based; and

(v) such other financial, market, corporate and industry information, research reports, investigations, discussions and analysis, research and testing of assumptions as we considered necessary or appropriate in the circumstances;

Prior Valuations

The Fund has represented to National Bank Financial that there have not been any prior valuations (as defined in Ontario Securities Commission Rule 61-501) of the Fund or its material assets or liabilities or its securities or of the Management Agreement or of the Administration Agreement in the past twenty-four month period.

Assumptions and Limitations

We have relied upon, and have assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions and representations obtained by us from public sources or information provided to us by the Fund, Superior and SMS and their respective affiliates and advisers or otherwise pursuant to our engagement. We have not attempted to verify independently the accuracy or completeness of any such information, data, advice, opinions and representations. For purposes of rendering its Fairness Opinion, National Bank Financial has assumed that, in all respects material to its analysis, the representations and warranties of the Fund, Superior and SMS contained in the Termination Agreement are true, accurate and complete, in all material respects, the Fund, Superior and SMS will each perform all of the respective covenants and agreements to be performed by them under the agreements and all conditions to the obligations of the Fund, Superior and SMS as specified in the Termination Agreement will be satisfied without any waiver thereof. National Bank Financial has also assumed that all material governmental, regulatory, court or other approvals and consents required in connection with the consummation of the Internalization Transaction will be obtained and that in connection with obtaining any necessary governmental, regulatory, court or other approvals and consents, no limitations, restrictions or conditions will be imposed that would have a material adverse effect on the Fund, Superior or SMS.

This Fairness Opinion is rendered on the basis of securities markets and economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of the Fund, Superior and SMS as they are reflected in the information, data and other material (financial or otherwise) reviewed by us and as they were represented to National Bank Financial in our discussions with management of Superior and SMS.

In our analysis and in connection with the preparation of the Fairness Opinion, we have made assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved with the Internalization Transaction. We believe these assumptions to be reasonable with respect to the Fund, Superior and SMS and the industry in which they operate.

Our Fairness Opinion is effective on the date hereof and National Bank Financial disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness

Opinion that may come or be brought to National Bank Financial's attention after the date hereof. Without limiting the foregoing, if there is any material change in any fact or matter affecting the Fairness Opinion after the date hereof, National Bank Financial reserves the right to change, modify or withdraw the Fairness Opinion. This Fairness Opinion is addressed to and is for the sole use and benefit of the Special Committee, and may not be referred to, summarised, circulated, publicised or reproduced by the Special Committee, other than in the Information Circular, or disclosed to, used or relied upon by any other party without the express prior written consent of National Bank Financial.

We have not been asked, or authorized, to solicit or investigate alternative transactions which might be available to the Fund. Accordingly, we do not express any view as to whether any such alternative might be available or the possible terms thereof, and our opinion does not take into consideration the possibility of any such alternative transaction and, in particular, we are not expressing any opinion as to the impact, if any, of the Internalization Transaction on the market price of the Trust Units.

We believe that our analyses must be considered as a whole and that selecting portions of our analyses or the factors considered by us, without considering all factors and analyses together, could create a misleading view of the process underlying the Fairness Opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis.

The Fairness Opinion does not constitute, nor should it be construed as a recommendation as to how the Unitholders of the Fund should vote their Trust Units of the Fund in connection with the Internalization Transaction. We are not expressing any opinion herein as to the prices at which units of the Fund may trade if and when they are issued as part of the Internalization Transaction.

A significant factor in preparing this Fairness Opinion is the legal analysis of certain provisions of the Management Agreement, including the scope of activities to which the Incentive Fee applies and the availability of legal challenges to the payment of the Termination Fee contemplated in the Management Agreement. We reviewed the opinion to the Board of Directors of Superior prepared by MacLeod Dixon LLP and the report to the Special Committee prepared by McLennan Ross LLP, both of which are referred to above, and we retained our own legal advisor, Torys LLP, to consider these issues on our behalf.

Fairness Methodology

In connection with the provision of the Fairness Opinion, National Bank Financial performed a variety of financial and comparative analyses. In arriving at our Fairness Opinion conclusion, we have not attributed any particular weight to any specific analysis or factor considered by us, but rather have made qualitative judgements based on our experience in rendering such opinions and on the circumstances and information as a whole.

In assessing the fairness of the Consideration, from a financial point of view, to the Unitholders, other than SMS, we compared the Consideration contemplated by the Internalization Transaction to the estimated fair market values of the Management Agreement based on the following methodologies:

(f) a discounted cash flow analysis;

(g) an accretion/dilution analysis; and

(h) a comparable transaction analysis.

i) Discounted Cash Flow ("DCF") Analysis

The DCF approach compares the Consideration to the present value of future fees payable pursuant to the Management Agreement under a number of scenarios. The DCF approach takes into account the amount, timing, and relative certainty of projected fees expected to be generated by the Fund. The DCF approach requires that certain assumptions be made regarding among other things, future fees, discount rates and termination multiples. The possibility that some of the assumptions will be prove to be inaccurate is one factor involved in the determination of the discount rates to be used.

Appropriate discount rates were selected based on the current yields of the Fund and comparable companies as well as National Bank Financial's knowledge of current propane and chemical pricing parameters. The discount rates used by National Bank Financial ranged from 9% to 11%.

In completing our DCF analysis, National Bank Financial did not rely on any single series of projected fees but performed a variety of sensitivity analyses. Variables sensitized included changes in volumes, commodity market prices, discount rates and termination multiples. The results of these sensitivity analyses are reflected in our judgement as to the fairness of the Consideration from a financial point of view to the Unitholders, other than SMS.

Using a range of discount rates from 9% to 11% and a range of termination values, using multiples varying from multiples comparable to similar precedent transactions to the 10x multiple provided for in the Management Agreement, the resulting values applying the DCF approach, including taking into account sensitivity analyses as described above, generates results that are greater than the Consideration value.

ii) Accretion/ Dilution Analysis

National Bank Financial compared the future projected results of the Fund on a pre-Internalization Transaction distributable cash flow per Trust Unit basis to those resulting post-Internalization Transaction after taking into account the Termination Agreement and transactions contemplated thereby. National Bank Financial utilized the same assumptions as it did in the DCF analysis and performed a range of sensitivity analyses on volumes and market prices.

The results of the analysis indicated that the Internalization Transaction is accretive to the distributable cash flow attributed to the Unitholders of the Fund in both 2003 and 2004 under the most appropriate scenarios. Accretion may be defined as that amount (which can be expressed in dollars and as a percent) that the post-Internalization Transaction entity's distributable cash flow per Trust Unit, is above (accretive) or below (dilutive) the distributable cash flow per Trust Unit for the entity on a pre-Internalization Transaction basis.

iii) Comparable Transactions

National Bank Financial reviewed publicly available information on selected internalization transactions in the oil and gas trust and real estate income trust (REIT) sectors and compared these to the Internalization Transaction. National Bank Financial reviewed the implied transaction value as a multiple of the prior fiscal years' incentive fees and as a multiple of the Termination Fee contemplated in the Management Agreement, as well as the implied transaction value as a percentage of market capitalization, all with respect to the Internalization Transaction as compared to the precedent transactions.

Analysis and the results of these comparable transactions is not purely mathematical, but involves considerations and judgements concerning, among other things, differences in the comparable transactions, risk associated with each trust, past performance, state of the economy and other factors.

Conclusion

Based upon and subject to the foregoing, National Bank Financial is of the opinion that, as of the date hereof, the Consideration is fair from a financial point of view to the Unitholders of the Fund, other than SMS.

Yours very truly,

National Bank Financial Inc.

NATIONAL BANK FINANCIAL INC

DECLARATION AS TO MAILING

PROVINCE)
OF)
)
ALBERTA)

In the matter of the Meeting of the Unitholders of the Superior Plus Income Fund (the "Fund") to be held in the Strand/Tivoli Room of the Metropolitan Centre, 333 – 4th Avenue S.W., Calgary, Alberta, Canada, on Thursday, May 8, 2003, at 9:30 a.m (Calgary Time).

I, Christy Wilton, of the City of Calgary, in the Province of Alberta, do solemnly declare as follows:

1. I am an employee of Globel Direct Inc and as such have knowledge of the matters herein declared.

2. A Notice of Annual and Special Meeting and Information Circular marked Exhibit "A"; a Return Envelope marked Exhibit "B"; and a Form of Proxy marked Exhibit "C'; a Letter to Unitholders marked Exhibit "D"; and an Annual Report marked Exhibit "E". The above listed were addressed to each addressee on the data provided by The CIBC Trust Company.

3. The envelopes so addressed and containing such material were deposited with the Calgary Mail Processing Plant of Canada Post, in the City of Calgary, in the Province of Alberta, on the 7th day of April, 2003.

AND I MAKE THIS SOLEMN DECLARATION conscientiously believing it to be true and knowing that it is of the same force and effect as if made under oath by virtue of the Canada Evidence Act.

DECLARED before me at the City)
of Calgary, in the Province of)
Alberta this 7th day of April, 2003)
)
(signed)______________________)
Tamara Luck
A Commissioner for Oaths
In and for the Province of Alberta
My Appointment expires Aug. 18, 2003

_(signed)_____________
Christy Wilton

Superior Plus Income Fund

Annual Report 2002

trustworthy assets.

superior returns.


Superior

What's in a Name?

In 2002, the Superior Plus Income Fund continued its outstanding track record of delivering superior returns to unitholders. With the acquisition of the pulp chemicals business, Superior also delivered on its growth strategy and has entered a new era of sound diversification outside of the propane distribution business. Our strength, success and growth strategy is well reflected in our new name.



Propane Retailing

Superior Propane has been in business since 1951 and is Canada's largest distributor of propane, related products and services. The integration of ICG Propane in the fall of 2001 further improved operational efficiency and allowed Superior Propane to expand its value added product offerings to a larger customer base.

Number of Employees:
Approximately 1,800

Annual Sales Volume:
Approximately 1.7 billion litres of propane

Key Strengths:
- Leading competitive position
- Geographic and end-use diversification across approximately 300,000 customers
- Stable, growing financial results

www.superiorpropane.com



Pulp Chemicals

ERCO Worldwide has been in business since the 1940s and is the second largest producer of sodium chlorate in North America. It also has the world's largest installed base of modern chlorine dioxide generators and related technology for the pulp and paper industry, and leads development of water treatment generators and technology.

Number of Employees:
Approximately 400

Annual Sales Volume:
Approximately 470,000 metric tonnes of sodium chlorate

Key Strengths:
- Leading competitive position
- Simple and safe manufacturing process
- Stable financial performance with growth potential

www.ercoworldwide.com



Natural Gas Retailing

Superior Energy Management commenced operations in June of 2002, providing natural gas supply services, predominantly to commercial and industrial markets in Ontario.

Number of Employees:
Approximately 10

Annual Sales Volume:
Approximately 40,000 GJ/d of natural gas

Key Strengths:
- Stable contract based business
- Complementary to propane retailing
- Good growth opportunities

www.superiorenergymanagement.com

FINANCIAL HIGHLIGHTS

At Superior Plus, we are focused on growing distributions and delivering value to our customers and investors. Our strategy is to continue to deliver superior returns for 2003 and beyond.

Total Return Since Inception

October 8, 1996 to December 31, 2002



SPF.UN
Income Trust Index
TSX 300
350
320
290
260
230
200
170
140
110
80
1997
1998
1999
2000
2001
2002

Superior performance relative to the TSX and the income fund universe.

Cash Distributions Relating to Operations

($ per trust unit)



1.15
1.24
1.34
1.38
1.58
1.71
1.93
1996F
1997
1998
1999
2000
2001
2002

Distributable cash flow per trust unit in 2002 increased by 13% compared to the prior year and has increased every year since inception of the Fund in 1996.

1

SPF.UN

Five year related historical information for the propane retailing and pulp chemicals businesses is provided on page 39.

(millions of dollars except per unit values)	Years Ended December 31				
	02	**01**	**00**	**99**	**98**
Cash flow from operations	101.4	89.3	79.3	68.7	68.3
Maintenance capital expenditures, net	(3.1)	(4.1)	(6.8)	(5.7)	(9.6)
Distributions to debentureholders	(7.7)	(6.9)	–	–	–
Distributable cash flow	90.6	78.3	72.5	63.0	58.7
Distributable cash flow per trust unit	$ 1.93	$ 1.71	$ 1.58	$ 1.38	$ 1.34

Distributable cash flow which is used throughout this document, is a term used in accordance with the definition contained in Note 1 to the consolidated financial statements. This measure does not have a standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other companies.

CONTENTS

MANAGEMENT'S LETTER

Delivering superior value.



Superior Plus Inc. Management: W. Mark Schweitzer, *Executive Vice President, Corporate Development and C.F.O.;* Grant D. Billing, *Executive Chairman;* Geoffrey N. Mackey, *President and C.E.O.*

"In 2002, Superior Propane used its financial strength and access to capital markets to diversify the Fund. Superior acquired ERCO Worldwide, a leading provider of chemicals and technology for the pulp and paper and water treatment industries, and launched a natural gas retailing business."

2002 was a pivotal year for the Superior Plus Income Fund, in which we increased distributions for the sixth straight year, diversified beyond the propane business, adopted a new name reflecting our larger and more diverse enterprise and achieved a market capitalization of $1.3 billion.

Exceptional Track Record

Superior grew distributions to unitholders for the sixth straight year, generating distributions of $1.93 per trust unit in 2002 compared to the prior year's $1.71. Coupled with a substantial growth in market value from $10.95 at inception to $19.68 at December 31, 2002, initial unitholders have received a total return on investment of 227%, or 20.9% on an annualized basis, versus the TSX300's annualized total return of 4.8% over the same period.

Higher distributions earned in 2002 reflect a full year of benefits gained from integrating ICG Propane and Superior Propane's businesses, augmented by ongoing optimization of the combined propane operating network. The retail propane business provides a solid foundation for stable returns.

Diversifying the Fund

Equipped with a strong balance sheet and access to capital markets, Superior began to seriously consider acquisition opportunities in 2001, focusing on businesses that were similar to the propane retailing business and appropriate for an income fund, including:

- Strong competitive position;
- Stable and sustainable operating cash flows;
- Low and predictable maintenance capital requirements;
- Experienced operating management capability; and
- Existing size and/or growth potential to provide meaningful business diversification.

In mid-December 2002, Superior acquired ERCO Worldwide, one of the world's largest producers of sodium chlorate, for $584.5 million. Sodium chlorate is used mainly to generate chlorine dioxide to bleach wood pulp used in the production of high quality paper products. ERCO is the world's largest provider of modern chlorine dioxide generators and related technology for the pulp and paper industry and is a leader in developing new generators and technology for the water purification and food treatment industries. The business generates strong cash margins,

consistent cash flow and has good growth potential. The full year contribution from the pulp chemicals business is expected to increase 2003 unitholders' distributions. The ownership of two mature businesses with excellent financial performance records, leading market positions, low operating risk profiles and predictable and low maintenance capital requirements, provide sound diversification and reduces the Fund's overall business risk profile.

Also in 2002, Superior launched its natural gas retailing business — Superior Energy Management — with an experienced team able to take advantage of opportunities to service the residential, commercial and light industrial natural gas market in Ontario. Natural gas retailing is a stable, profitable, contract-based business with low capital requirements. The business is complementary to Superior's propane distribution business, and is expected to be profitable in 2003.

The Fund's market capitalization has risen significantly to $1.3 billion at the end of December 2002 and enjoys excellent liquidity with over 22 million trust units traded in 2002. In December, Superior completed a $250 million, 8% convertible debenture offering with net proceeds used to finance a portion of the ERCO acquisition. The remaining acquisition cost was funded by a $340 million credit facility, which we plan to refinance in 2003 through a combination of equity and long-term debt. Our long-term strategy includes evaluating additional opportunities and completing accretive acquisitions while maintaining a strong financial position.

Our success reflects the integrity and hard work of our skilled and experienced workforce of over 2,200 people. Superior's executive management team is strongly aligned with unitholders through a direct 10% ownership in the Fund's trust units and an annual incentive fee based on free cash flow distributed by Superior to the Fund in excess of specified thresholds. The trustees of the Fund and independent directors of Superior are currently considering the internalization of management services in order to eliminate future management incentive fees, improve the governance structure of Superior and to further align the interests of management and the Fund.



ERCO Worldwide plant – Buckingham, Quebec.

Our new name – **Superior Plus Income Fund** – reflects an unwavering commitment to unitholders, customers and employees to continue adding superior value.

Signed

Grant D. Billing
Executive Chairman,
Superior Plus Inc.

Signed

Geoffrey N. Mackey
President & C.E.O.

February 28, 2003

Operations Review

Propane efficiencies drive value.



John W. Cooper, President
Superior Propane

"In 2002, we achieved substantial operating efficiencies and reduced our cost structure. Responding to changes in our business environment and working on customer growth are important priorities for 2003."

In 2002, Superior Propane achieved each of its goals. Full year benefits from the ICG merger savings, augmented by ongoing optimization initiatives, provided substantial operating and maintenance capital expenditure savings. Today, the blend of best practices and expansion of our product offerings and services to a larger customer base is enabling us to provide superior products and services at competitive costs.

Propane and alternate energy supply and demand conditions and dynamics are determined locally. The distribution of propane to customer installations requires local knowledge and management. Our business is organized into 55 geographic market operations, which in turn are managed through 10 geographic regions across Canada. Market managers have direct responsibility for customer service, pricing, sales and distribution. Our success is predicated upon the overall profitability of each market. Nearly 1,800 well trained and dedicated people service approximately 300,000 customers from 158 locations coast-to-coast. To ensure easy access by customers to Superior's services, two call centres located in Laval, Quebec and Dartmouth, Nova Scotia provide customer support and services on a 24/7 basis. We strive to react quickly and efficiently to customer needs.

Superior provides reliable propane deliveries to the most remote locations. In this mature and highly competitive industry, we differentiate ourselves from other propane retailers by providing "one stop shopping" service capabilities and the opportunity to choose the service and pricing options that our customers require and value. In addition to offering propane consuming appliances and equipment, Superior provides installation and a variety of other service programs. Our customers have access to a range of energy management programs, including automatic delivery service, equal pay and fixed price fuel programs as well as equipment service contracts. These capabilities, combined with our brand reputation earned over the past 52 years, continue to fuel Superior's ongoing growth and success.

Expenses as a Percentage of Operating Distributable Cash Flow


100%
80%
60%
40%
20%
0%
Operating Distributable Cash Flow
Expenses
1999
2000
2001
2002

Efficiency savings and cost reductions drive value.

SUPERIOR IS RECOGNIZED AS CANADA'S LEADING NATIONAL PROVIDER OF PROPANE, RELATED PRODUCTS AND SERVICES.

Commercial and industrial demand fundamentals have been strong in 2002. ①

Weather conditions across Canada in 2002 were 8% colder on average than 2001, resulting in strong residential, agricultural and other heating demand. ②

Customer Growth and Operational Efficiency

Our core business consists of selling propane and related products and services for use in commercial, industrial, residential, agricultural and automotive applications. Propane is an extremely portable, versatile and economical fuel source and preserves the environment by reducing harmful emissions.


1
2

The geographic diversity and breadth of end-use customer segments result in very stable gross profits. (See detailed analysis on pages 11 to 13.) Growth opportunities exist in the medium-term from emerging distributed power applications, such as micro-turbine, energy peak shaving and fuel cell applications. Organic growth is modest in the traditional end-use segments.

Our strategy to grow customer sales includes the further expansion of our fixed pricing options to non-heating load customers and the expansion of our service business, including oilfield service offerings and barbecue cylinder exchange programs. Improving customer service processes and increasing operational efficiencies remain key priorities.

Operations Review

Pulp chemicals. A trustworthy acquisition with growth potential.

ERCO Worldwide develops and sells modern technology and equipment as well as the sodium chlorate required as feedstock in the production of chlorine dioxide that is used for the bleaching of wood pulp to produce high grade paper products. The manufacture of sodium chlorate is a simple and safe process. The use of chlorine dioxide as a bleaching agent has significant environmental advantages. The mandated conversion to elemental chlorine-free (ECF) bleaching processes in the North American pulp and paper industry is slowly being adopted on a global basis. Sodium chlorate sales volumes are relatively insensitive to the more volatile pulp commodity pricing trends. ERCO's technology is protected by over 225 patents worldwide. We provide engineering design, equipment specification and procurement, on-site technical assistance, operator training and plant start-up services as well as ongoing 24/7 technical support and services, spare parts and licenses to our valued customers.


"Our modern technology blended with our experience and reputation puts us at the forefront of new developments, giving us a unique competitive edge, including early access to new market trends."
Paul S. Timmons, President
ERCO Worldwide


Pulp Chemicals plant at Buckingham, Quebec.


Hopper railcar loading at Vancouver, British Columbia.


Grande Prairie
Saskatoon
Vancouver
Thunder Bay
Buckingham
Toronto
Valdosta
Pulp Chemicals Operations

Plant Locations across North America and Their Products

- 460,000 MT sodium chlorate capacity from six plants
- 8,500 MT sodium chlorite capacity from two plants
- 133,000 MT chlor alkali product capacity at Saskatoon
- 9,000 MT calcium hypochlorite capacity at Saskatoon

ERCO is the world's largest supplier of modern chlorine dioxide generators and related technology and the second largest supplier of sodium chlorate in North America. In addition, we develop smaller generators and technology for the water treatment industry. With the expected start-up of additional sodium chlorite capacity in Thunder Bay, Ontario, during the first half of 2003, we will be the largest producer of sodium chlorite in North America, which is increasingly being used as an environmentally preferable disinfectant for industrial and municipal water treatment and as a biocide/disinfectant for food processing and sanitization applications. We also produce chlor alkali products, including high grade caustic soda, hydrochloric acid and chlorine, that are used in various industrial applications as well as calcium hypochlorite, which is used as a sanitizing agent in swimming pools.



Pulp Chemicals plant in Valdosta, Georgia.

ERCO's manufacturing plants are strategically located close to major rail terminals and have access to a reliable supply of electricity and salt, which are the two most important raw materials. Production can be adjusted across the facilities to optimize energy costs. The simple and safe manufacturing process and a low cost structure result in strong cash margins and consistent cash flow. (See detailed analysis on page 14.)

Expanding into New Markets

The sodium chlorate industry in North America is mature and growth is expected to come from developing economic regions of the world, as these countries adopt ECF standards and increase consumption of paper and related products. New regulations, aimed at helping municipalities minimize the use of chlorine as a disinfectant in drinking water, are expected to result in increased use of sodium chlorite over the next several years. ERCO is well positioned to take advantage of these opportunities.

Operations Review

Natural gas marketing.



Gerald M. Haggarty, President
Superior Energy Management

"We are focused on customer satisfaction and growth. We work with our customers to reduce and control their energy commodity costs through a fixed price plan that fits their budget and energy needs."

The marketing of natural gas in the deregulated Ontario market provides Superior with a unique and exciting opportunity to create value and growth with minimal investment. Since 1993, gas marketers in Ontario have been able to aggregate residential, commercial and industrial customers for the supply of natural gas, providing a variety of natural gas procurement services, including fixed or variable pricing options for terms of one to five years. Natural gas retailing is a stable, profitable, contract-based business with low capital requirements and is complementary to Superior's propane distribution business.

In June 2002, Superior hired an experienced management team which operates under the trade name, Superior Energy Management. With over 50 years of combined experience in the natural gas business, this management group is well versed in virtually all areas of natural gas retailing. Superior's strong credit capability, brand recognition and existing producer/wholesaler relationships, provide competitive advantages. Our strategy is to focus predominantly on the under-serviced commercial and light industrial markets by providing customers with stable and predictable energy costs.

In early October 2002, Superior Energy Management established a critical mass by purchasing a number of customer contracts from Engage Energy Canada. We expect steady, profitable growth through a continued marketing program for customer accounts over the next several years.



Management's Discussion and Analysis

Certain information included herein is forward looking and based upon assumptions and anticipated results that are subject to uncertainties. Should one or more of these uncertainties materialize or should the underlying assumptions prove incorrect, actual results may vary materially from those expected.

The Fund holds a 100% interest in Superior consisting of investments in common share equity (the "Common Shares"), and $721.2 million unsecured subordinated notes due October 1, 2026 that bear interest at a weighted average interest rate of 13.25% (the "Shareholder Notes"). The distributable cash flow of the Fund is solely dependent on the results of Superior and is derived from dividends or return of capital on the Common Shares and interest earned on the Shareholder Notes.

Distributable Cash Flow

Distributable cash flow (cash generated from operations before changes in net working capital, less maintenance capital expenditures and distributions on the convertible unsecured subordinated debentures (the "Debentures")), reached $90.6 million in 2002 or $1.93 per average trust unit ($1.88 per trust unit on a diluted basis), a 13% increase over distributable cash flow of $1.71 per trust unit generated in 2001. The major contributors to the increase were: improved operating efficiencies from the full year impact of the 2001 integration of ICG Propane ("ICG"); reduced financing costs; and a positive impact from the 13 days that the pulp chemicals business was owned by Superior in 2002. Net earnings before distributions to unitholders were $68.8 million or $1.29 per trust unit on a basic and diluted basis, compared to $37.4 million or $0.67 per trust unit in 2001. The increase was attributable to the same factors that improved distributable cash flow, but was also impacted by the change in accounting policy for goodwill. (See Note 3(a) to the Consolidated Financial Statements.) A more detailed discussion and analysis of the financial and operational results of Superior's businesses is provided below.

Cash Distributions

Effective July 2002, the Fund increased the frequency of its cash distributions from quarterly to monthly. The Fund distributes to holders of trust units ("Unitholders"), interest earned on the Shareholder Notes and dividends or return of capital declared on the Common Shares, after distributions to holders of Debentures of the Fund ("Debentureholders"), and provision for administrative expenses and reserves of the Fund. In 2002, in recognition of the continued improved operating results, the quarterly distribution for the second quarter was increased by 8% to $0.43 per trust unit, where it remained on an equivalent monthly basis ($0.143 per trust unit) for the balance of the year. Any remaining undistributed cash flow in respect of a fiscal year is distributed in the following year as part of the Fund's March distribution to Unitholders. For income tax purposes, the yearly distribution of $1.988 per trust unit is classified as other income of $1.1657 per trust unit, a return of capital of $0.0152 per trust unit and a dividend of $0.8071 per trust unit. A summary of cash distributions since inception and related tax information is posted on the Investor Relations section of Superior's website at www.superiorplus.ca. Effective January 2003, the Fund increased its regular monthly distribution to $0.16 per trust unit. The cash distribution declared by

the Fund for March 2003 is $0.40 per trust unit, of which $0.24 per trust unit represents the remaining undistributed cash flow generated by Superior in 2002. For 2003, approximately $1.40 per trust unit is expected to be distributed in the form of other income, $0.05 in the form of return of capital, with any remainder expected to be classified as a taxable dividend.

Integration of ICG

On January 31, 2003, the Federal Court of Appeal rendered a favourable decision, dismissing in its entirety, the Competition Bureau's latest appeal with respect to the Superior/ICG merger. In its decision, the Federal Court of Appeal confirmed that the Competition Tribunal, in its re-determination decision rendered on April 4, 2002, properly followed the direction of the Federal Court of Appeal and correctly applied the facts of the case to the law, permitting the Superior/ICG merger on the basis that the efficiency gains from the merger are greater than and offset the effects of the potential lessening of competition.

Superior acquired ICG, a major retail propane distributor on December 7, 1998. Upon removal of the Competition Tribunal's Hold-Separate Order in September 2000, Superior and ICG commenced the merger of their operations. Superior had an existing operating presence in substantially all of the markets where ICG operated, providing similar services to similar customers. Accordingly, significant integration opportunities existed to reduce costs by removing duplicate distribution and business infrastructure. In addition, the merger allowed Superior to provide enhanced customer service by leveraging customer service programs and processes across a combined customer base. The first phase of integration, completed in 2001, targeted the integration of Superior and ICG's operational infrastructure and customer base, realizing significant reductions in the combined business cost structure.

For 2002, the focus of the propane retailing business operating under the Superior Propane trade name ("Propane Retailing Business" or "Superior Propane") was on optimizing its combined operations. Work began to enhance delivery routes and customer scheduling processes on a market-by-market basis in order to realize the additional efficiency potential provided by the increased post-integration customer densities. Work has also continued on streamlining and expanding the level of customer service support provided by Superior Propane's call centres. The catalyst for growth in 2002 distributable cash flow was the full year impact of the ICG integration and further optimization initiatives undertaken in 2002.

For 2003 and beyond, distributable cash flow growth of the Propane Retailing Business is expected to moderate given the mature nature of the propane distribution industry and its leading market share in Canada. In the fall of 2001, it was recognized that the next platform of visible growth in the Fund's distributable cash flow would need to come from outside the Propane Retailing Business. Superior then began to actively consider acquisition opportunities with risk profiles suitable for an income fund structure, intending to finance any acquisition in a manner that would maintain Superior's existing financial strength.

In June 2002, Superior entered the natural gas retailing business in Ontario, a business complementary to its existing Propane Retailing Business, by hiring an experienced management team. Sales commenced in October and by year-end 2002, the business was operating at a cash break-even level and is expected to generate positive cash flow in 2003.

Pulp Chemicals Acquisition

On December 19, 2002, Superior closed the acquisition of the pulp chemicals business of Sterling Chemicals, Inc. for $584.5 million on a debt-free basis. The pulp chemicals business will be operated as ERCO Worldwide (the "Pulp Chemicals Business" or "ERCO Worldwide"), a division of Superior. The business has been a leading provider of chemicals and technology for the pulp and paper and water treatment industries since the 1940s. It is the second largest producer of sodium chlorate in North America and markets its generator technology under the ERCO brand name. The acquisition is an important step in the growth plan for Superior and meets its objectives outlined previously:

- ERCO Worldwide has a strong competitive position in a mature industry with a track record of stable cash flow;
- The business has low and predictable maintenance capital requirements;
- ERCO Worldwide has several growth opportunities;
- The management group has been in place for several years and will continue to manage the business; and
- The acquisition is expected to be accretive to 2003 cash distributions on a per trust unit basis.

The acquisition of the Pulp Chemicals Business provides meaningful diversification to Superior. On a proforma basis, approximately 60% of Superior's operating distributable cash flow is generated from the Propane Retailing Business and 40% from the Pulp Chemicals Business.

For details on the financing of this acquisition see the "Liquidity and Capital Resources" section of this report.

Superior Propane – Operating Results

Condensed operating results for 2002, 2001 and the last five year average are provided in the table below. Selected historical information for Superior Propane for a five year period is provided on page 39 of this Annual Report.

Superior Propane – Condensed Operating Results
(millions of dollars except per litre amounts)

	2002		2001		Last Five Year Average	
	$	¢/litre	$	¢/litre	$	¢/litre
Gross profit						
Propane sales	250.4	14.8	259.4	15.0	265.5	13.7
Other services	40.3	2.4	41.3	2.4	44.1	2.3
Total gross profit	290.7	17.2	300.7	17.4	309.6	16.0
Less:						
Cash operating & administration and cash tax costs	(177.6)	(10.5)	(196.7)	(11.4)	(208.2)	(10.8)
Cash generated from operations before changes in net working capital	113.1	6.7	104.0	6.0	101.4	5.2
Maintenance capital expenditures, net	(3.0)	(0.2)	(4.1)	(0.2)	(8.7)	(0.4)
Operating distributable cash flow	110.1	6.5	99.9	5.8	92.7	4.8
Propane volumes sold (millions of litres)		1,688		1,733		1,941

Operating distributable cash flow for Superior Propane reached $110.1 million in 2002, an increase of $10.2 million (10%) over 2001, as improved operating efficiency was partially offset by the impact of lower sales volumes.

Total gross profit of $290.7 million in 2002 decreased from 2001 levels by $10.0 million or 3%, due to lower auto sales volumes and a 1% decline in average sales margins.

Auto sales volumes in 2002 declined by 14% from 2001 levels (historically auto sales volumes have declined by 15%-20% a year), which accounted for $6.8 million of the decline in total propane gross profits and was the primary reason total propane sales volumes fell by 45 million litres or 3% from 2001 levels to 1.688 billion litres.

Industrial sales volumes were consistent with prior year sales levels, as the impact of an improving economy and colder weather in the second and fourth quarters offset the impact of a slow economy and warm weather in the first quarter of the year. Colder weather helped increase industrial heating demands such as mine heating and oilfield heaters. The improving economy and the introduction of a new sales initiative helped improve forklift truck sales volumes throughout the year.

Heating sales volumes were consistent with 2001 levels, as higher residential, commercial and agriculture sales offset a reduction in construction demand, due to the completion of several large projects in Alberta early in 2002. Temperatures were 8% colder on average across Canada than in 2001 (5% colder than the last five years average) particularly in Eastern Canada, and was the principal driver for the increase in residential and commercial sales demand. Agriculture sales were higher than the prior year due to good crop drying demand and higher heating requirements arising from the colder weather. Approximately 50% of Superior Propane's sales volumes are for heating-related applications and 50% are related to economic activity levels.

Increasing wholesale propane costs throughout 2002 contributed to slightly lower average sales margins, resulting in a $2.2 million decline in gross profits. Wholesale propane prices remained at relatively modest levels until midway through the third quarter of 2002, when they began to steadily rise, led by crude oil and natural gas prices. While propane remained competitive with alternative fuels in 2002, consumer energy costs are rising, which impacts propane margins and demand. Sales margins typically decline during periods of rising propane commodity prices due to delays in passing on prices to customers and conversely, sales margins typically increase when propane commodity prices decline. The chart below shows the relative change in crude oil, natural gas and wholesale propane prices for the 24 month period ended December 31, 2002.

Relative Change in WTI Crude Oil and Natural Gas vs. Sarnia Wholesale Propane Prices


Sarnia Propane
WTI Crude Oil
Avg. Monthly Empress Nat. Gas Price @ 6:1
150%
100%
50%
0%
Dec-00
Jun-01
Dec-01
Jun-02
Dec-02

Gross profit generated by other services was $40.3 million in 2002, a decrease of 2% from 2001 levels, as reduced equipment sales, rentals and installation revenue were partially offset by increased fixed price propane premium revenues.

Superior Energy Management commenced natural gas sales in October 2002 to residential, commercial and light industrial customers in the Ontario marketplace. Included in Superior Propane's operating distributable cash flow is a net loss of $0.3 million for the year from the natural gas retailing business, comprised of other sales gross profit of $0.4 million and cash operating and administrative costs of $0.7 million. By year-end, Superior Energy Management was operating at a cash break-even level and is expected to generate positive cash flow in 2003.

Gross profit generated in 2002 was within 6% of the five year average and has not deviated by more than 6% in each of the last five years, reflecting Superior Propane's considerable operational and customer diversification. Superior Propane's operational risks are well distributed across its 158 market and satellite locations, with the largest 10 markets representing approximately 39% of its operating cash flow. Superior Propane's customer base approaches 300,000 and is well diversified geographically and across end-use applications. Superior Propane's largest customer contributed approximately 2% of gross profit in 2002.

Superior Propane Annual Volumes and Gross Profitability

By End Use Application

	Twelve Months Ended December 31			
	2002		2001	
Applications:	Volume	GP	Volume	GP
Residential	207.1	62.4	202.5	62.8
Commercial	397.0	78.3	403.4	81.9
Agricultural	126.2	15.1	121.7	12.2
Industrial	670.9	69.3	672.5	74.9
Automotive	286.6	25.3	332.8	27.6
Other services		40.3		41.3
	1,687.8	290.7	1,732.9	300.7
Average margin		14.8		15.0

Superior Propane Annual Volumes and Gross Profitability

By Region

	Twelve Months Ended December 31			
	2002		2001	
Regions:	Volume	GP	Volume	GP
Atlantic	109.5	28.3	114.1	28.9
Quebec	294.9	52.7	292.4	54.5
Ontario	401.6	81.9	414.6	68.6
Sask./Man.	222.0	30.0	182.0	29.8
Alberta/NWT	425.3	61.6	461.3	76.1
BC/Yukon	234.5	36.2	268.5	42.8
	1,687.8	290.7	1,732.9	300.7
Average margin		14.8		15.0

Volume: Volume of propane sold (millions of litres)
GP: Gross Profit (millions of dollars)
Average margin: Average propane sale margin (cents per litre)

Cash operating, administrative and tax costs were $177.6 million in 2002, down $19.1 million or 10% from the prior year, and significantly outpacing the 3% decline in sales volumes. The impact of the prior year's integration savings, cost reduction initiatives undertaken in the first quarter of 2002 and delivery and dispatch efficiencies contributed to the improved cost performance. In the table below are the key drivers of the structural cost savings. Cash taxes were $0.6 million (2001: $0.8 million) and were limited to federal large corporations tax. Cash taxes are expected to remain at similar levels in 2003.

Cost driver	Prior to Integrating ICG	End of 2002	% Reduction
Corporate offices	2	1	50%
Business systems	2	1	50%
Customer service call centres	7	2	71%
Operating locations	240	158	34%
Operating vehicles	1,165	915	21%
Full-time employees	2,045	1,581	23%

Net maintenance capital expenditures of $3.0 million were $1.1 million below 2001 levels as excess equipment capacity realized through delivery and dispatch efficiencies reduced net expenditure requirements during 2002. Net maintenance capital expenditures for 2003 are expected to remain at modest levels as customer routing optimization initiatives are expected to further improve asset productivity.

Other net capital proceeds of $4.6 million were generated during the year as assets rendered surplus by the ICG integration were sold and the proceeds were used to repay bank debt.

ERCO Worldwide

Superior purchased the Pulp Chemicals Business effective December 19, 2002 on a debt-free basis, for cash consideration of $584.5 million including transaction costs. The accounting for the acquisition is more fully described in Note 4 to the Consolidated Financial Statements. Since its acquisition on December 19, 2002, ERCO Worldwide has contributed $3.1 million of operating distributable cash flow. Performance during Superior's ownership period met expectations. ERCO Worldwide's condensed operating results for the years 2002 and 2001 are provided in the table below. In addition, selected historical information for the last five years is provided on page 39 of this Annual Report.

Maintenance capital expenditures have historically been stable, averaging $12.2 million over the last five years and are expected to be at modestly lower levels in 2003. In 2002, the Pulp Chemicals Business embarked on a five-year, cell replacement program at all six of its sodium chlorate plants. This initiative is expected to cost approximately $28 million, of which approximately $5 million has been spent to date. Cell replacement expenditures in 2003 are expected to be approximately $4 million. The cell replacements are expected to have an approximate 15 year economic life and provide improved operating efficiency and production and accordingly, will be considered as growth capital expenditures for purposes of determining distributable cash flow of the Fund. The construction of a second sodium chlorite plant in Thunder Bay, Ontario, is expected to be completed in the first half of 2003, which will more than double the business's existing sodium chlorite production capacity. Costs to complete the plant in 2003 are estimated at $3 million and will be considered growth capital for purposes of distributable cash flow calculations.

ERCO Worldwide – Condensed Operating Results
(millions of dollars except per metric tonne amounts)

	13 Days Ended December 31, 2002		Twelve Months Ended December 31 2002		2001	
			(unaudited)		(unaudited)	
	$	$/MT	$	$/MT	$	$/MT
Pulp Chemicals						
Revenue						
Chemical	10.0	584	332.0	611	318.0	591
Technology	0.5	29	29.9	55	33.8	63
Cost of sales						
Chemical	(5.4)	(315)	(172.4)	(317)	(165.5)	(307)
Technology	–	–	(9.0)	(17)	(6.7)	(12)
Gross profit	5.1	298	180.5	332	179.6	335
Less cash operating and administration	(1.9)	(105)	(85.8)	(158)	(75.1)	(139)
Cash generated from operations before changes in net working capital	3.2	193	94.7	174	104.5	196
Maintenance capital expenditures	(0.1)	(6)	(12.7)	(23)	(11.1)	(21)
Operating distributable cash flow	3.1	187	82.0	151	93.4	175
Chemical volumes sold (metric tonnes)	17,118		543,801		538,388	

Corporate

Interest costs were $2.8 million, a decrease of $5.7 million from 2001. Average floating interest rate levels in 2002 declined by approximately 30% (150 basis points) from 2001 levels and contributed the majority of the decline in interest costs. Refer to the Liquidity and Capital Resources section for further discussion of debt levels. Superior maintains a predominately floating interest rate profile. See Business Risks – Interest Rates.

Distributions to Debentureholders were $7.7 million, an increase of $0.8 million over 2001. The impact of the 8% Debentures due July 31, 2007 (the "Series 1 Debentures") outstanding for the full year (issued January 31, 2001), and the issuance of the 8% Debentures due November 1, 2008 (the "Series 2 Debentures") on December 17, 2002, was only partially offset by the conversion of $30.3 million of the Series 1 Debentures into trust units during the year. See Liquidity and Capital Resources section for further details.

Management incentive fees increased by $5.5 million commensurate with the improved distributable cash flow performance in 2002. (See Note 16 to the Consolidated Financial Statements for details on the Management Agreement.) A Special Committee has been established, which includes the Trustees of the Fund and the independent Directors of Superior, to consider the merits of internalizing the management functions of Superior, in order to eliminate future management fees, improve the governance structure of Superior and the Fund and to optimize the direct participation in Superior of certain key officers of Superior who are currently employees of the Manager. The Special Committee has retained independent financial, legal, tax and human resources advisors to assist in these deliberations. Discussions to date are at a preliminary stage. Internalization of the management agreement prior to its initial term of October 8, 2006 would only occur by mutual agreement of Superior, the Fund and the Manager, and would be subject to Unitholder approval. There is no assurance if and when an internalization transaction will occur.

Quarterly financial and operating information for 2002 and 2001 are provided below. Approximately two-thirds of Superior Propane's operating cash flow is generated in the first and fourth quarter each year, as approximately 50% of the sales volumes are generated from space heating end-use applications. Net working capital funding requirements follow a similar seasonal trend, peaking during the first quarter of each year and declining to seasonal lows during the third quarter. Operating cash flow of ERCO Worldwide does not have significant seasonal fluctuations.

Quarterly Financial and Operating Information

(millions of dollars except per trust unit amounts)

	2002 Quarter				2001 Quarter			
	First	Second	Third	Fourth	First	Second	Third	Fourth
Propane sales volumes (millions of litres)	519	357	317	496	578	354	334	467
Chemical sales volumes (metric tonnes)				17,118				
Gross profit	92.4	61.4	54.1	87.8	101.4	60.0	57.1	82.2
Earnings (loss) before distributions to unitholders	32.5	10.9	6.0	19.3	18.4	1.6	(0.5)	17.9
Per basic and diluted trust unit	$ 0.66	$ 0.20	$ 0.09	$ 0.34	$ 0.38	$ (0.01)	$ (0.05)	$ 0.35
Distributable cash flow	37.5	16.9	11.5	24.6	33.3	13.7	7.1	24.2
Per basic trust unit	$ 0.82	$ 0.36	$ 0.24	$ 0.51	$ 0.73	$ 0.30	$ 0.15	$ 0.53
Per diluted trust unit	$ 0.76	$ 0.36	$ 0.24	$ 0.51	$ 0.68	$ 0.30	$ 0.15	$ 0.52
Net working capital[1]	42.6	27.0	34.4	54.0	129.9	22.7	31.7	43.2

[1] Net working capital is comprised of accounts receivable and inventories, less accounts payable and accrued liabilities.

Liquidity and Capital Resources

The Fund's distributions to Unitholders are sourced entirely from its investments in Superior. The Fund's investments in turn are financed by trust unit equity and by the Debentures. The quoted market value of the Fund's trust unit capital and Debentures was $941.3 million and $343.1 million respectively, based on closing prices on December 31, 2002 on The Toronto Stock Exchange.

Superior's capital assets are financed substantially through equity and Shareholder Notes held by the Fund. Working capital is financed by proceeds raised from the trade accounts receivable sales program and revolving term bank credit facilities. Maintenance capital requirements are funded from operating cash flow and are typically weighted towards the last half of the year, as Superior Propane's truck fleet, tanks and cylinders are renewed in preparation for the winter heating season. Distributions to Unitholders are funded by and to the extent of operating cash flow after provision for maintenance capital expenditures and distributions to Debentureholders and other provisions as deemed appropriate. Capital required to finance an expansion of Superior's business is financed by either additional borrowings by Superior or it may require the Fund to use its commercial best efforts to raise the required financing. Through these funding policies, Superior maintains a strong financial position to facilitate the efficient execution of its business plans.

On December 19, 2002, Superior acquired the Pulp Chemicals Business for $584.5 million on a debt-free basis. The Fund financed a portion of the acquisition through the successful issue on December 17, 2002 of $250 million Series 2 Debentures raising $239.5 million in net proceeds after issuance costs. The Series 2 Debentures are convertible at the option of the holder, into fully paid trust units of the Fund at a conversion price of $20.00 per trust unit. The remainder of the acquisition cost was financed by Superior through a $340 million, one-year unsecured, non-revolving bank credit facility and by borrowings on its existing revolving term bank credit facilities. Superior expects to refinance the acquisition bank credit facility in 2003 with more permanent financing, including term debt and equity.

The acquisition credit facility contains terms that limit the incurrence of additional indebtedness and payment of distributions to the Fund if senior indebtedness of Superior (including amounts raised from the accounts receivable sales program) exceeds three times earnings before interest, taxes, depreciation and amortization for the last 12 month period as adjusted for the proforma net income of acquisitions. At December 31, 2002, this ratio was 2.6 to 1.0. Approximately US$127.1 million (Cdn$200.7 million) has been borrowed on this facility to finance ERCO Worldwide's U.S. dollar-denominated assets.

In January 2001, the Fund successfully accessed capital markets through the issue of $100 million Series 1 Debentures. The Series 1 Debentures are convertible, at the option of the holders, into fully paid trust units of the Fund at a price of $16.00 per trust unit. Net proceeds of $96.7 million from the issue were used by Superior to repay term loans of $95.0 million that had previously been borrowed to fund the ICG acquisition. The 8% fixed interest rate obligation was swapped into a floating rate obligation in order to maintain the floating interest rate profile of the term loans that were repaid. The floating interest rate obligation was subsequently fixed for the August 2001 to January 2003 period, in order to capture the benefits of the current low interest rate environment, resulting in an average effective fixed interest rate of 5.9% over that period.

Both series of Debentures have been classified as equity on the consolidated balance sheet because the Fund may elect to satisfy interest and principal obligations by the issuance of trust units. Because of the equity treatment, the distributions on the Debentures are

charged directly to unitholders' equity, but are deducted from the calculation of distributable cash flow. (See Note 13 to the Consolidated Financial Statements.) During 2002, $30.3 million of Series 1 Debentures were converted into 1.9 million trust units, leaving $69.7 million in principal outstanding at December 31, 2002. Trust units issued as a result of the Series 1 Debenture conversions, together with trust units issued pursuant to the Fund's employee trust unit incentive plan, increased the weighted average number of trust units outstanding in 2002 by 2% over 2001.

Superior has term credit facilities aggregating $165.0 million with five banks. The credit facilities bear interest based on floating rates and contain terms similar to the acquisition credit facility described above. As at December 31, 2002, $103.4 million (2001: $101.0 million) had been drawn on these facilities. The current portion of these facilities was reduced by $65.0 million in 2002, due to the extension of Superior's revolving term credit facilities.

Superior has entered into an agreement to sell, with limited recourse, certain account receivables on a 30 day revolving basis to an entity sponsored by a Canadian Chartered Bank. The receivables are sold at a discount to face value based on prevailing money market rates. As at December 31, 2002, net proceeds of $68.6 million (2001: $67.6 million) had been raised from this program and were used to repay revolving term bank credits. (See Note 5 to the Consolidated Financial Statements.) The accounts receivable sales agreement requires Superior to maintain an investment grade credit rating (BBB minus or better) and meet certain historically based collection performance standards. Superior's senior debt obligations are currently rated BBB minus by Standard & Poors and BBB (low) by the Dominion Bond Rating Service.

Taken together, borrowings under Superior's revolving term credit facilities and proceeds from its receivable sales program amounted to $172.0 million at December 31, 2002, an increase of $3.4 million over the prior year. These two funding sources are used to fund Superior's net working capital requirements. Similarly, after excluding $29.5 million of net working capital acquired with the Pulp Chemicals Business, net working capital levels at December 31, 2002 were comparable to the prior year.

Business Risks

Propane Retailing Business

Propane Demand, Supply and Pricing: Propane represents less than 2% of the overall Canadian energy market and is used in a wide range of applications, including residential, commercial, industrial, agricultural and automotive uses. Demand for traditional propane end-use applications is increasing marginally, while demand for automotive uses is presently declining at a rate of approximately 15 to 20% per year. Based on the most recently available industry data, it is estimated that on an annual basis, approximately 11.0 billion litres of propane are produced in Canada of which about 4.8 billion litres are consumed domestically. The remainder is exported, mainly to the United States. Superior Propane's supply is currently purchased from 17 propane producers in Canada. Superior Propane leases underground propane storage capacity in Marysville, Michigan and at Fort Saskatchewan, Alberta. Superior Propane accumulates a propane storage position during the summer months to provide it with further supply security and distribution capacity in periods of supply disruption and high demand in the winter season. Propane is mainly purchased under annual contracts as well as under short-term spot contracts, with pricing arrangements based on industry posted prices at the time of delivery. The retail propane business is a "margin-based" business where the level of profitability is largely dependent on the difference between retail sales prices and wholesale product cost. Changes in propane supply costs are normally passed through to customers, but timing lags may result in both positive and negative fluctuations of gross margins.

Competition: Propane retailing is a local, relationship-based business, in which propane competes for market share based on price and level of service. There are close to 200 propane retailers in Canada. In addition, propane is subject to vigorous competition from other sources of energy, including natural gas, fuel oil, electricity, wood, gasoline, diesel and other fuels. Propane commodity prices are affected by crude oil and natural gas commodity prices. The automotive fuel market is currently declining at an estimated annual rate of 15 to 20% due to the development of more fuel-efficient and complicated engines, the increased cost of converting engines to propane consumption, and the decreased savings per kilometre driven. Reversal of this market trend will require increased support of governments and the original equipment vehicle manufacturers. The introduction of natural gas in Nova Scotia and New Brunswick commenced in late 2000 and has begun to displace propane in these areas as natural gas infrastructure becomes accessible.

Seasonality and Weather Conditions: Historically, overall propane demand from non-automotive end-use applications has been stable. However, weather conditions and general economic conditions affect propane market volumes. Weather influences the demand for propane primarily for heating uses and also for agricultural purposes, such as crop drying. Approximately two-thirds of annual cash flow is typically generated in the October-March winter heating season. Superior Propane accumulates propane inventory during the summer months for delivery to customers during the winter heating season. The cost of inventory may be higher or lower than market prices for propane at the time of sale and can impact profitability.

Fixed Price Offerings: Superior Propane offers its customers various fixed price propane and natural gas programs. In order to mitigate the price risk from offering these services to its customers, Superior Propane uses its physical inventory position, supplemented by forward commodity transactions with third parties that have terms and conditions that are substantially the same as its customers' contracts. Gains and losses from the customer contract and the mitigating transaction are recorded simultaneously into income at the time of settlement. See Note 15 to the Consolidated Financial Statements for a description of the propane and natural gas purchase and sale commitments.

Environmental Risk: The storage and transfer of propane has limited impact on soil or water given that a release of propane will disperse into the atmosphere. Slight quantities of propane may be released during transfer operations. Superior Propane has established a program directed at environmental, health and safety protection.This program consists of an environmental policy, codes of practice, periodic self-audits, employee training, quarterly and annual reporting and emergency prevention and response.

Pulp Chemicals Business

Supply Arrangements: ERCO Worldwide uses three primary raw materials to produce its chemical products: electricity, salt and water. Electricity comprises 65% to 75% of variable production costs. The business has long-term contracts or contracts that renew automatically with power producers in each of the jurisdictions in which its plants are located. The one exception is a plant in Grande Prairie, Alberta which purchases the majority of its power requirements at market rates or hedges required volumes at fixed rates for various periods. These contracts generally provide ERCO Worldwide with some portion of firm power and a portion that may be interrupted by the producer based on the terms of the various agreements. The business can temporarily reduce its power consumption in a very short period of time at minimal cost, which allows it, in some jurisdictions, to reduce its overall power costs by selling ancillary services back to the power producer or to the power grid.

ERCO Worldwide purchases salt from third party suppliers to fulfil the requirements at each of its plants with the exception of the Saskatoon facility, which is self-supplied through an approximate 100-year supply of salt that is solution mined on site by the business. The salt contracts are typically fixed price contracts with terms of one year or greater, often with automatic renewals. Salt costs typically comprise about 10% of variable production costs.

Competition: ERCO Worldwide, one of four global sodium chlorate companies, competes with Eka Chemicals, Finnish Chemicals and Nexen Chemicals on a worldwide basis. The business also competes with a number of smaller regional producers. Of the global producers, Finnish Chemicals and Nexen Chemicals have a narrower product range than Eka Chemicals and ERCO Worldwide and do not provide chlorine dioxide generators or related technology. The business also competes with various other chemical producers, such as Dow Chemicals, Pioneer, Arch Chemicals, Inc., PPG Industries and Vulcan, in the sale of its other chemical products.

Environmental Risk: ERCO Worldwide strives to achieve an environmental and safety record that compares favourably with other businesses in the chemical industry. The business has steadily reduced the number of safety and environmental incidents at all of its facilities, and has not had a material environmental or safety incident for over 10 years. ERCO Worldwide is also a founding member of Responsible Care®, an initiative of the Canadian Chemical Producers Association, an association that promotes the safe and environmentally sound management of chemicals.

Corporate

Interest Rates: Superior maintains primarily a floating interest rate exposure through a combination of floating interest rate borrowings and a hedging program. Approximately 50% of Superior Propane's demand levels are affected by general economic trends. Generally speaking, when the economy is strong, interest rates increase as does sales demand from Superior's customers, thereby increasing Superior's ability to pay higher interest costs and vice versa. In this way, a common relationship between economic activity levels, interest rates and Superior's ability to pay higher or lower rates are generally aligned, providing Superior with a natural business hedge against interest rates.

Foreign Exchange Risk: Approximately one-third of the revenues of the pulp chemicals business are denominated in U.S. dollars that are sourced with Canadian dollar costs. Accordingly, fluctuations in the Canadian/United States dollar exchange rate can impact profitability.

Employee and Labour Relations: As of December 31, 2002, Superior has 1,973 regular and 231 part-time employees. Approximately 610 of its employees are unionized through provincial or regional certifications in each province and territory except Alberta, Atlantic Canada and the Northwest Territories. There are eight union agreements, with expiry dates ranging from December 30, 2000 to November 30, 2008. Collective bargaining agreements are renegotiated in the normal course of business and are not expected to materially affect Superior's businesses.

New Accounting Policies for 2003: Management has reviewed the Canadian Institute of Chartered Accountants approved and proposed accounting standards and guidelines on hedging relationships and impairment of long-lived assets which will require the Fund to adopt new accounting policies in 2004 and 2005, respectively. Adoption of these policies are not expected to materially impact the financial results of the business.

Outlook

For 2003, we anticipate the full year contribution from ERCO Worldwide to increase Unitholder distributions over 2002 levels. Operating distributable cash flow from Superior Propane is expected to be at 2002 levels, as the impact of the continued decline in the auto propane market is expected to be offset by improvements in operating efficiencies. Superior Energy Management is anticipated to continue to grow profitably, generating positive distributable cash flow in 2003.

In 2003, Superior will focus on maintaining its strong financial position by refinancing the $340 million pulp chemicals acquisition credit facility with more permanent sources of capital including term debt and additional equity. Over the longer term, the Fund plans to continue its disciplined approach to acquire other businesses that have risk profiles appropriate for our income fund structure. Acquisitions must be accretive to Unitholder distributions and be financed in a manner that maintains Superior's existing financial strength.

Sensitivity Analysis

The Fund's estimated cash flow sensitivity to the following changes are provided in the table below:

	Change	% Change	Impact on Distributable Cash Flow[1]	Per Trust Unit[1]
Propane Retailing Business				
Change in sales margin	$0.005/litre	3%	$ 4.2 million	$ 0.09
Change in sales volume	50 million litres	3%	$ 3.1 million	$ 0.06
Pulp Chemicals Business				
Change in chemical sales price	$10.00/tonne	2%	$ 2.7 million	$ 0.06
Change in chemical sales volume	10,000 metric tonnes	2%	$ 1.8 million	$ 0.04
Change in US$	$0.05	3%	$ 2.0 million	$ 0.04
Corporate change in interest rates	1%	25%	$ 2.6 million	$ 0.05

[1] *After giving effect to management incentive fees. (See Note 16 to consolidated financial statements.)*

Administrator's Report

Superior Capital Management Inc. as administrator (the "Administrator") of the Superior Propane Income Fund (the "Fund") is responsible for the preparation of the consolidated financial statements of the Fund.

The consolidated financial statements have been prepared by the Administrator in accordance with Canadian generally accepted accounting principles and include certain estimates that are based on the Administrator's best judgements.

The Administrator has developed and maintains a system of internal controls to provide reasonable assurance that all of the Trust's assets are safeguarded, all transactions are accurately recorded, and the financial statements realistically report the Fund's operating and financial results in a timely manner. Financial information elsewhere presented in this annual report has been prepared on a consistent basis with that in the consolidated financial statements.

The Board of Trustees meet on a quarterly basis and has approved the information contained in the financial statements.

Deloitte & Touche LLP, an independent firm of chartered accountants, was appointed by a vote of Unitholders at the Fund's last annual meeting to audit the Fund's consolidated financial statements in accordance with Canadian generally accepted auditing standards and have provided an independent professional opinion.

Signed

President and
Chief Operating Officer
Superior Capital Management Inc.

Signed

Executive Vice-President
and Chief Financial Officer
Superior Capital Management Inc.

Calgary, Alberta
February 14, 2003

Auditors' Report

To the Unitholders of Superior Propane Income Fund:

We have audited the consolidated balance sheets of **Superior Propane Income Fund** as at December 31, 2002 and 2001 and the consolidated statements of earnings and deficit and cash flows for the years then ended. These financial statements are the responsibility of Superior Capital Management Inc., as Administrator of the Fund. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Administrator, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Fund as at December 31, 2002 and 2001 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Signed
Chartered Accountants

Calgary, Alberta
February 14, 2003

CONSOLIDATED BALANCE SHEETS

(millions of dollars)	As at December 31	
	2002	**2001**
Assets		
Current Assets		
Accounts receivable (Note 5)	112.3	55.2
Inventories (Note 6)	57.7	49.3
	170.0	104.5
Capital assets, intangible assets, and goodwill (Note 7)	1,222.7	550.4
	1,392.7	654.9
Liabilities and Unitholders' Equity		
Current portion of revolving term bank credits and term loans (Note 8)	340.0	65.0
Accounts payable and accrued liabilities	116.0	57.9
Distributions payable to unitholders and debentureholders	10.2	21.7
	466.2	144.6
Revolving term bank credits and term loans (Note 9)	103.4	36.0
Future employee benefits (Note 10)	24.4	8.4
Future income taxes (Note 11)	142.9	17.2
Unitholders' equity (Note 12)	655.8	448.7
	1,392.7	654.9

APPROVED BY THE TRUSTEES

Signed

Trustee

Signed

Trustee

Consolidated Statements of Earnings and Deficit

(millions of dollars, except per trust unit amounts)	Years Ended December 31	
	2002	**2001**
Revenues	640.9	787.5
Cost of products sold	345.1	486.8
Gross profit	295.8	300.7
Expenses		
Operating and administrative	180.0	196.6
Management incentive fee (Note 16)	11.1	5.6
Depreciation and amortization	28.7	56.3
Interest (Note 9)	2.8	8.5
Income taxes of Superior (Note 11)	4.4	(3.7)
	227.0	263.3
Net Earnings before Distributions to Unitholders	68.8	37.4
Distributions to unitholders	(93.3)	(76.6)
	(24.5)	(39.2)
Deficit, Beginning of Year	(195.9)	(149.5)
Distributions to debentureholders (Notes 12 and 13)	(7.7)	(6.9)
Accretion of debentures charged to deficit (Notes 12 and 13)	(0.4)	(0.3)
Adjustment for a retroactive change in accounting policy for trust unit incentive plan compensation (Note 14)	(1.1)	–
Deficit, End of Year	(229.6)	(195.9)
Net earnings per trust unit, before distributions to unitholders, net of distributions to debentureholders, basic and diluted (Note 12 (i))	$ 1.29	$ 0.67

CONSOLIDATED STATEMENTS OF CASH FLOWS

(millions of dollars)	Years Ended December 31	
	2002	**2001**
Operating Activities		
Earnings before distributions to unitholders	68.8	37.4
Items not affecting cash:		
Depreciation and amortization	28.7	56.3
Trust unit incentive plan compensation expense (Note 14)	0.2	-
Future income tax expense (recoveries)	3.7	(4.4)
Cash generated from operations before changes in working capital	101.4	89.3
Decrease (increase) in non-cash operating working capital items	(0.3)	2.1
Net cash available	101.1	91.4
Investing Activities		
Maintenance capital expenditures, net	(3.1)	(4.1)
Other capital proceeds (expenditures), net	4.6	(2.1)
Purchase of pulp chemicals business (Note 4)	(584.5)	-
	(583.0)	(6.2)
Financing Activities		
Net proceeds from issue of debentures (Note 13)	239.5	96.7
Net proceeds from sale of accounts receivable (Note 5)	1.0	67.6
Revolving term bank credits and term loans (Notes 8 and 9)	342.4	(166.0)
Distributions to debentureholders	(7.7)	(6.9)
Distributions to unitholders	(93.3)	(76.6)
	481.9	(85.2)
Change in Cash	-	-
Cash at Beginning and End of Period	-	-

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Distributable Cash Flows

	2002	2001
Cash generated from operations before changes in working capital	101.4	89.3
Less maintenance capital expenditures, net	(3.1)	(4.1)
Less distributions to debentureholders	(7.7)	(6.9)
Distributable cash flow	90.6	78.3
Distributable cash flow per unit, basic (Note 12(i))	$ 1.93	$ 1.71
Distributable cash flow per unit, diluted (Note 12(i))	$ 1.88	$ 1.65

Distributable cash flow paid to holders of trust units ("Unitholders") of the Superior Propane Income Fund (the "Fund") is equal to the cash flow of Superior Propane Inc. ("Superior"), after provision for maintenance capital expenditures, distributions to holders of debentures ("Debentureholders") of the Fund and other reserves as may be considered necessary, less expenses of the Fund. Commencing in July 2002, the Fund changed its frequency of distributions to Unitholders from a quarterly to a monthly basis. Cash is received monthly by the Fund from Superior in the form of interest income earned on the $721.2 million unsecured subordinated notes, due October 1, 2026 (the "Shareholder Notes") and dividends or returns of capital received on the Class A and B Common Share investment ("Common Shares") in Superior. Any remaining distributable cash flow in respect of the fiscal year is distributed in April of the subsequent year as part of the March distribution. Distributions to Debentureholders are accounted for on an accrual basis.

2. Organization

The Fund is a limited purpose, unincorporated trust governed by the laws of the Province of Alberta. The Fund holds all of the outstanding securities of Superior. The Fund's investments in Superior are comprised of the Common Shares and the Shareholder Notes, bearing interest at a weighted average rate of 13.25%. The Fund's investments in Superior are financed by trust unit equity and convertible unsecured subordinated debentures (the "Debentures") (See Note 12 – Unitholders' Equity and Note 13 – Convertible Debentures.) The Fund distributes to Unitholders, dividends and/or returns of capital received from its Common Share investment and interest received from its Shareholder Note investment, after payment of Fund expenses and distributions to Debentureholders.

On October 8, 1996, the Fund entered into certain agreements including a unanimous shareholders' agreement, a management agreement and an administration agreement (the "Unanimous Shareholders' Agreement", the "Management Agreement" and the "Administration Agreement"). The Unanimous Shareholders' Agreement provides for various matters relating to Superior including the manager's entitlement to nominate a majority of the members of the Superior Board of Directors so long as the manager holds not less than 10% of the outstanding trust units of the Fund. In addition, the Fund may not sell, assign, pledge or otherwise encumber any of the Shareholder Notes or Common Shares without the prior approval of Superior's Board of Directors. (See Note 16 – Related Party Transactions and Agreements.)

3. Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying Consolidated Financial Statements have been prepared according to Canadian generally accepted accounting principles applied on a consistent basis and include the accounts of the Fund, its wholly owned subsidiary, Superior and Superior's subsidiaries. All significant transactions and balances (including the Shareholder Notes) between the Fund, Superior and Superior's subsidiaries have been eliminated on consolidation.

Change in Accounting Standards

Goodwill and Intangible Assets

Effective January 1, 2002, the Fund adopted the new standards for accounting for goodwill and other intangible assets as recommended by the Canadian Institute of Chartered Accountants ("CICA") on a prospective basis. This change increased net earnings before distributions to unitholders by $23.5 million in 2002 and had no impact on distributable cash flow. On a per trust unit basis, in 2002, the change increased the basic and diluted earnings per trust unit by $0.50. In 2001 the change would have increased net earnings before distributions to Unitholders by $23.5 million and would have increased the basic and diluted earnings per trust unit by $0.51.

Stock Based Compensation

The Fund has a Trust Unit Incentive Plan ("TUIP") as described in Note 14. The TUIP is a Stock Appreciation Right as defined by the CICA. Effective January 2002, the Fund adopted the new standards for accounting for stock based compensation as recommended by the CICA. The new standard was retroactively applied without restatement of the 2001 financial statements. (See Note 14.) Compensation expense recognized represents the difference between the market price of the trust units as compared to the grant price for the outstanding options multiplied by the number of options, reflecting the vesting features of the plan.

(b) Business Segments

Superior operates two distinct business segments; the delivery of propane and propane related services and accessories under the Superior Propane trade name (the "Propane Retailing Business" or "Superior Propane"); and the manufacture and sale of chemicals and related products and services used primarily in the production of bleached pulp operating under the ERCO Worldwide trade name (the "Pulp Chemicals Business" or "ERCO Worldwide"). (See Notes 4 and 17.)

(c) Inventories

Propane Retailing Business

Inventories of propane are valued at the lower of cost and market determined on the basis of estimated net realizable value. Appliances, materials, supplies and other inventories are stated at the lower of cost and market determined on the basis of estimated replacement cost or net realizable value, as appropriate. Superior has an inventory of appliances rented to customers under rental contracts. The book value of this inventory is carried in the inventory accounts at cost less accumulated amortization. Amortization is provided on a straight-line basis, generally over a period of five years.

Pulp Chemicals Business

Inventories of the Pulp Chemicals Business are determined on a first-in, first-out basis, except for stores and supply inventories that are valued at average cost. Transactions are entered into from time to time with other companies to exchange chemical inventories in order to minimize working capital requirements and to facilitate distribution logistics. Balances related to quantities due to or payable by Superior are included in inventory.

(d) Accounts Receivable Sales Program

Superior has a revolving trade accounts receivable sales program under which all transactions are accounted for as sales in accordance with the CICA accounting guideline "Transfer of Receivables". (See Note 5.)

(e) Financial Instruments

The net carrying value of accounts receivable, including the allowance for doubtful accounts, approximates fair value. The collection risk associated with accounts receivable that are sold pursuant to Superior's accounts receivable sales program (See Note 5), is provided for as part of Superior's overall allowance for doubtful accounts. Superior has a large number of diverse customers, which minimizes overall accounts receivable credit risk.

The carrying value of accounts payable, accrued liabilities and accrued interest approximates the fair value of these financial instruments due to the short-term maturity of these instruments. The carrying values of revolving term bank credits and term loans approximate their fair values due to the floating interest rate nature and short repayment term of these debt securities.

Superior manages its interest rate risk through a combination of floating interest rates and a hedging program.

(f) Capital Assets

Property, plant, and equipment are recorded at cost. Major renewals and improvements, which extend the useful lives of equipment, are capitalized, while repair and maintenance expenses are charged to operations as incurred. Disposals are removed at carrying costs less accumulated depreciation with any resulting gain or loss reflected in operations.

Propane Retailing Business

Capital assets are depreciated over their respective estimated useful lives using the straight line method except for loaned propane dispensers which use the declining balance method at a rate of 10%. The estimated useful lives of major classes of property, plant and equipment are:

Propane buildings	20 years
Tanks and cylinders	20 years
Truck tank bodies and chassis	7 to 10 years

Pulp Chemicals Business

Capital assets are depreciated on a straight line basis over estimated useful lives ranging from three to twenty-five years, with the predominant life of plant and equipment being fifteen years.

Intangible Assets – Pulp Chemicals Business

The costs of patents are amortized on a straight-line basis over their estimated useful lives, which approximates ten years. The estimated fair value of acquired royalty assets are amortized over the remaining term of the royalty agreements up to ten years.

Goodwill

The excess of the Fund's cost of investment in Superior's Common Shares and Shareholder Notes over the corresponding interest in Superior's current assets and property, plant and equipment less current liabilities, long term debt and future income taxes on the dates of acquisition has been attributed to goodwill. Superior's cost of acquisitions in excess of the fair value of the net assets of acquired operations is also recorded as goodwill. Goodwill is not amortized but is tested for impairment on an annual basis in accordance with the new standards for accounting for goodwill and other intangible assets as recommended by the CICA. The net carrying value of goodwill would be written down if the value were permanently impaired.

(g) Revenue Recognition

Propane Retailing Business

Revenues from sales are generally recognized at the time of delivery, or when related services are performed. Amounts billed to customers for shipping and handling are classified as revenues, with the related shipping and handling costs included in cost of goods sold.

Pulp Chemicals Business

Revenues associated with the construction of chlorine dioxide generators are recognized using the percentage of completion method based on cost incurred compared to total estimated cost.

(h) Future Employee Benefits

Superior has a number of defined benefit and defined contribution plans providing pension, other retirement and post-employment benefits to most of its employees, and accrues its obligations under the plans and the related costs, net of plan assets. (See Note 10.)

(i) Income Taxes

The Fund is a unit trust for income tax purposes. As such, the Fund is only taxable on any taxable income not allocated to the Unitholders. During 2002 and 2001, the Fund has allocated all of its taxable income to the Unitholders, and accordingly, no provision for income taxes is required at the Fund level. Superior is subject to corporate income taxes and follows the liability method of accounting for income taxes. (See Note 11.)

(j) Foreign Currency Translation

The accounts of the operations of the Pulp Chemicals Business in the United States are considered to be self-sustaining foreign operations and are translated using the current rate method, under which all assets and liabilities are translated at

the exchange rate prevailing at the balance sheet date, and revenues and expenses at average rates of exchange during the period. Resulting gains or losses are deferred and included in the Currency Translation Account ("CTA") component of unitholders' equity. Gains and losses on foreign currency loans, deposits and transactions that are designated as hedges of the investment in self-sustaining foreign operations are similarly deferred and included in the CTA. Deferred CTA translation and hedging gains and losses are included in income when there is a reduction in the net investment in self-sustaining foreign operations.

4. Acquisition of Pulp Chemicals Business

On December 19, 2002, Superior acquired the Pulp Chemicals Business of Sterling Chemicals, Inc. for cash consideration of approximately $584.5 million on a debt-free basis. Using the purchase method for acquisitions, Superior consolidated the assets and liabilities from the acquisition and included earnings as of the purchase date. Assets acquired and liabilities assumed were recorded at estimated fair values on the date of acquisition. Goodwill was recorded as the purchase price less the acquired assets and assumed liabilities. The allocation of the purchase price may be adjusted if additional information regarding the values of asset and liabilities becomes available within one year of the acquisition date.

The consideration paid by Superior has been allocated as follows:

Cash consideration paid	$ 577.5
Acquisition costs	7.0
	$ 584.5

Capital assets	$ 548.2
Intangible assets	65.3
Goodwill	83.0
Working capital, net	29.5
Future income taxes	(122.1)
Future employee benefits	(16.4)
Other liabilities	(3.0)
	$ 584.5

5. Accounts Receivable

On June 29, 2001, Superior entered into an agreement to sell, with limited recourse, certain trade accounts receivable generated by the Propane Retailing Business on a revolving basis to an entity sponsored by a Canadian chartered bank, and has accounted for the sale in accordance with the guidelines of the CICA relating to transfers of receivables. The accounts receivable are sold at a discount to face value based on prevailing money market rates. Superior has retained the servicing responsibility for the accounts receivable sold and has therefore recognized a servicing liability. The level of accounts receivable sold under the program fluctuates seasonally with the level of accounts receivable. At December 31, 2002 net proceeds of $68.6 million (2001 – $67.6 million) had been received, resulting in a year to date loss on sale of $0.1 million (2001 – $0.3 million) which has been included in depreciation and amortization expense on the Statement of Earnings and Deficit. The fair value of the retained interest arising from the sale at December 31, 2002 was $11.9 million (2001 – $9.9 million) and was estimated by discounting expected cash flows at prevailing money market rates.

Cash flows related to this sales program were as follows:

	2002	2001
Net proceeds, beginning	$ 67.6	$ –
Net proceeds from the initial accounts receivable sale	–	69.7
Proceeds from collections re-invested in revolving period sales	677.9	295.2
Remittances of amounts collected on sales	(676.9)	(297.3)
Net proceeds from accounts receivable sales	$ 68.6	$ 67.6

6. Inventories

	2002	2001
Propane	$ 27.3	$ 31.9
Materials, supplies, appliances and other related to propane delivery	14.8	17.4
Pulp Chemical finished goods and raw material	6.5	–
Pulp Chemical stores, supplies and other	9.1	–
	$ 57.7	$ 49.3

7. Capital Assets, Intangible Assets and Goodwill

	2002			2001		
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
Land	$ 35.9	$ –	$ 35.9	$ 25.4	$ –	$ 25.4
Buildings	81.1	11.1	70.0	27.6	13.2	14.4
Pulp Chemicals plant & equipment	480.8	1.3	479.5	–	–	–
Propane marketing equipment	394.0	261.3	132.7	402.6	246.4	156.2
Property, plant and equipment	$ 991.8	$ 273.7	$ 718.1	$ 455.6	$ 259.6	$ 196.0
Pulp Chemicals intangible assets	66.7	0.2	66.5	–	–	–
Goodwill	530.2	92.1	438.1	446.5	92.1	354.4
Total capital assets, intangible assets and goodwill	$ 1,588.7	$ 366.0	$ 1,222.7	$ 902.1	$ 351.7	$ 550.4

8. Current Portion of Revolving Term Bank Credits and Term Loans

On December 19, 2002, Superior borrowed from a syndicate of Canadian banks, on an unsecured, non-revolving basis, $340.0 million for the purpose of partially funding the acquisition of the Pulp Chemicals Business. (See Note 4.) The full amount of this loan remained outstanding at December 31, 2002 of which $127.1 million was borrowed in US dollars (Cdn. $200.7 million). The loan is repayable on December 18, 2003 and bears interest based on floating rates. As at December 31, 2001, the current portion of revolving term bank credits was $65.0 million. During 2002, Superior extended the term of its revolving credit facilities. As a result, at December 31, 2002, there was no current portion of revolving term bank credit facilities outstanding. (See Note 9.)

9. Revolving Term Bank Credits and Term Loans

Revolving term bank credits of $103.4 million (2001: $101.0 million including current portion) are unsecured and bear interest based on floating rates. Repayment requirements are as follows:

Current portion	$ –
Due in 2004	32.6
Due in 2005	70.8
Total	$ 103.4

Interest paid on bank advances and revolving term bank credits during the year amounted to $2.8 million (2001: $8.5 million) of which $2.0 million (2001: $7.9 million) relates to long term debt, net of payments received of $2.2 million (2001: $1.3 million) under Debenture interest rate swap agreements. (See Note 13.)

10. Future Employee Benefits

Superior has defined benefit ("DB") and defined contribution ("DC") pension plans covering most employees. The benefits provided under the DB pension plan are based on the employees' years of service and on the highest average earnings for a specified number of consecutive years.

Information about Superior's DB and other benefit plans, in aggregate, is as follows:

	Propane DB Plans		Pulp Chemicals DB Plans[2]	Total Other Benefit Plans	
	2002[1]	**2001**[1]	**2002**	**2002**	**2001**
Accrued benefit obligation, beginning of year	$ 53.2	$ 54.4		$ 8.4	$ 8.8
Obligation assumed on Pulp Chemicals acquisition	–	–	$ 38.2	5.4	–
Current service cost	0.4	0.7	–	–	0.2
Interest cost	3.3	3.5	0.1	0.5	–
Benefits paid	(5.4)	(5.7)	–	(0.9)	(0.6)
Actuarial loss	(0.2)	0.3	0.6	4.5	–
Accrued benefit obligation, end of year	51.3	53.2	38.9	17.9	8.4
Fair value of plan assets, beginning of year	80.7	93.0	–	–	–
Plan assets acquired on Pulp Chemicals acquisition	–	–	24.7	–	–
Actual return on plan assets	(5.1)	(2.8)	–	–	–
Transfers to DC plan	(2.4)	(3.8)	–	–	–
Employer contributions	–	–	0.1	0.9	–
Benefits paid	(5.4)	(5.7)	–	(0.9)	–
Fair value of plan assets, end of year	67.8	80.7	24.8	–	–
Funded status – plan surplus (deficit)	16.5	27.5	(14.1)	(17.9)	(8.4)
Unamortized net actuarial loss	17.9	7.5	–	4.5	–
Unamortized transitional asset	(1.4)	(1.7)	–	–	–
Accrued net benefit asset [1]	$ 33.0	$ 33.3			
Accrued net benefit balance sheet obligation			$ (14.1)	$ (13.4)	$ (8.4)
Less: current portion of accrued net benefit obligation			$ (3.1)		
Long term accrued net benefit obligation (2002 – $24.4 million)			$ (11.0)	$ (13.4)	$ (8.4)

[1] None of which is recorded on the balance sheet or the income statement.
[2] Acquired December 19, 2002.

The accrued net benefit obligation related to the total other benefit plans of the Propane Retailing and Pulp Chemical businesses in 2002 was $13.4 million (2001: $8.4 million) and an expense of $0.1 million (2001: $0.2 million) which has been recorded in the consolidated financial statements.

Superior's DC pension plans are fully funded by their nature. Accordingly, DC pension plan assets equal the related obligation. The total cost of Superior Propane's DC plans in 2002 was $2.4 million (2001: $2.4 million) and was fully funded and offset by the return earned on the unrecognized DB plan's net benefit asset. The Propane Retailing

Business expects to continue to fund its required annual obligation under the DC pension plan from returns earned on the DB plan's net benefit asset.

The significant actuarial assumptions adopted in measuring the Pulp Chemical's and Superior Propane's accrued benefit obligations are as follows:

	DB Plans		Other Benefit Plans	
	2002	**2001**	**2002**	**2001**
Discount rate	6.5%	6.5%	6.5%	7.0%
Expected long-term rate of return on plan assets	7.0%	7.0%	–	–
Rate of compensation increase	4.5%	4.5%	4.5%	4.5%

The weighted average annual assumed health care trend used in the calculation of accrued other benefit plan obligations is 13% for 2002. This rate is assumed to decrease gradually to 3.5% in 2012 and thereafter.

11. Income Taxes

The provision for income taxes in the consolidated statements of earnings and deficit reflects the consolidation of Superior's income tax expense (recovery).

The components of the future income tax liability at December 31, 2002 and 2001 are as follows:

	2002	**2001**
Excess of carrying value of tangible assets over tax values	$ (165.7)	$ (34.2)
Income tax asset related to losses carried forward	8.9	13.2
Accounting reserves, deductible when paid	13.9	3.8
	$ (142.9)	$ (17.2)

Total income taxes are different than the amount computed by applying the combined expected Canadian and Provincial tax rates of 39.2% (2001: 42.1%) to income before taxes. The reasons for these differences are as follows:

	2002	**2001**
Earnings before distributions to unitholders	$ 68.8	$ 37.4
Income tax expense (recovery) of Superior	4.4	(3.7)
Earnings of the Fund before taxes and distributions to unitholders	$ 73.2	$ 33.7
Canadian statutory rate of income taxes	39.2%	42.1%
Computed tax expense	$ 28.7	$ 14.2
Increase (decrease) in income taxes resulting from:		
Shareholder Note interest expense eliminated on consolidation	(25.1)	(25.4)
Reductions in federal and provincial income tax rates	–	(1.1)
Large corporations tax	0.7	0.8
Permanent difference – goodwill amortization	–	7.5
Other items, net	0.1	0.3
Reported expense (recovery) of income taxes	$ 4.4	$ (3.7)

Total taxes paid during 2002 were $0.7 million (2001: $0.8 million) comprised solely of federal large corporations tax.

12. Unitholders' Equity

Authorized

The Fund may issue an unlimited number of trust units. Each trust unit represents an equal undivided beneficial interest in any distributions from the Fund and in the net assets in the event of termination or wind-up of the Fund. All trust units are of the same class with equal rights and privileges.

	Issued Number of Trust Units	Equity
Unitholders' equity, December 31, 2000	45.8	$ 397.8
Issue of Debentures (Note 13)		97.0
Accretion of Debentures of $0.3 million, net of corresponding charge to deficit		–
Exercise of trust unit options	0.1	–
Earnings before distributions to Unitholders		37.4
Distributions to Debentureholders		(6.9)
Distributions to Unitholders		(76.6)
Unitholders' equity, December 31, 2001	45.9	$ 448.7
Issue of Debentures (Note 13)		240.0
Accretion of Debentures of $0.4 million, net of corresponding charge to deficit		–
Conversion of $30.3 million Series 1 Debentures, and exercise of trust unit options (Note 13)	1.9	–
Contributed surplus of $1.3 million from trust unit incentive plan compensation, net of charge to deficit of $1.1 million		0.2
Currency Translation Adjustment (Note 3)		(0.9)
Earnings before distributions to Unitholders		68.8
Distributions to Debentureholders		(7.7)
Distributions to Unitholders		(93.3)
Unitholders' equity, December 31, 2002	47.8	$ 655.8

(i) Distributable cash flow and net earnings per trust unit, before distributions to Unitholders, have been calculated using the weighted average number of trust units outstanding during the period (46.9 million in 2002; 45.8 million in 2001). The number of trust units used in the calculation of diluted distributable cash flow and net earnings per trust unit before distributions to Unitholders, have been calculated using 52.8 million trust units in 2002 (51.7 million in 2001) and reflect the assumed conversion of all outstanding Series 1 and Series 2 Debentures and trust unit options.

(ii) Future Financing: The Fund, at the direction of Superior, is obligated to use its commercial best efforts to raise funds to acquire additional Shareholder Notes and Common Shares of Superior to provide Superior with additional capital.

13. Convertible Debentures

The Fund has issued two series of Debentures denoted as Series 1 and Series 2 as follows:

	Series 1	Series 2	Total
Maturity date	July 31, 2007	November 1, 2008	
Fixed distribution rate	8%	8%	
Conversion price per trust unit	$ 16.00	$ 20.00	
January 31, 2001 issue	$ 100.0	$ –	$ 100.0
Principal outstanding December 31, 2001	100.0	–	100.0
December 17, 2002 issue	–	250.0	250.0
Conversions during 2002	(30.3)	–	(30.3)
Principal outstanding December 31, 2002	$ 69.7	$ 250.0	$ 319.7
Carrying value as at December 31, 2002:			
Principal	46.1	144.0	190.1
Distribution payment obligations	22.0	95.0	117.0
Holder's option	0.6	1.0	1.6
	$ 68.7	$ 240.0	$ 308.7
Quoted market value at December 31, 2002	$ 84.3	$ 258.8	$ 343.1

On December 17, 2002, the Fund issued $250 million, 8% Debentures maturing on November 1, 2008 (the "Series 2 Debentures") for net proceeds after issue costs of $239.5 million. On January 31, 2001 the Fund issued $100 million, 8% Debentures maturing on July 31, 2007 (the "Series 1 Debentures") for net proceeds after issue costs of $96.7 million.

The Debentures may be converted into trust units at the option of the holder at any time prior to maturity and may be redeemed by the Fund in certain circumstances. The Fund may elect to pay interest and principal upon maturity or redemption by issuing trust units to a trustee in the case of interest payments, and to the Debentureholders in the case of payment of principal. The number of any trust units issued will be determined based on market prices for the trust units at the time of issuance.

The Debentures and related interest obligation have been classified within unitholders' equity on the consolidated balance sheet because the Fund may elect to satisfy the Debenture interest and principal obligations by the issuance of trust units. Debenture payments are charged directly to the deficit.

The fixed 8% distribution obligation of the Series 1 Debentures was swapped into a floating interest rate obligation in order to maintain the existing floating interest rate profile of the revolving term bank credits and term loans that were repaid. The fair value of the interest rate swaps related to the Series 1 Debentures at December 31, 2002 was an asset of $5.8 million (2001: $1.6 million).

14. Trust Unit Incentive Plan ("TUIP")

Under the terms of the Fund's TUIP, market growth options may be issued to the trustees of the Fund and to directors, senior officers and employees of Superior. Under the terms of the TUIP, the number of trust units issued is equal to the growth in value of the options at the time the options are exercised, represented by the market price less the exercise price times the number of options exercised, divided by the current market price of the trust units issued. Under the terms of the TUIP, options are granted for a four-year term and are exercisable as to one-third immediately and an additional one-third on the first and second anniversary of the date of grant.

The Fund retroactively applied the new standard for accounting for stock-based compensation as recommended by the CICA without restatement of the December 31, 2001 consolidated financial statements and recorded $1.1 million to contributed surplus and a corresponding charge to the deficit. During 2002, the adoption of this standard has resulted in a charge against income of $0.2 million and a corresponding adjustment to contributed surplus, and had no impact on distributable cash flow.

No amounts are owing from employees under the TUIP. The exercise price of the TUIP options equals the market price on the date of the grant.

A summary of the status of the Fund's TUIP as at December 31, 2002 and 2001 and changes during these years is summarized below:

	2002		**2001**	
	Options (000s)	Weighted Average Exercise Price	Options (000s)	Weighted Average Exercise Price
Options outstanding at beginning of year	600	$ 14.76	805	$ 13.74
Granted	287	18.04	319	15.88
Exercised	(326)	14.67	(427)	13.80
Forfeited	(67)	16.14	(97)	14.90
Options outstanding at end of year	494	$ 16.53	600	$ 14.76
Options exercisable at end of year	253	$ 15.71	324	$ 14.59

The following summarizes information about the trust unit options outstanding at December 31, 2002:

	Options Outstanding			**Options Exercisable**	
Range of Exercise Prices	(000s) Outstanding at December 31, 2002	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	(000s) Exercisable at December 31, 2002	Weighted Average Exercisable Price
$10.45 – $13.50	47	1.3 years	$ 13.01	47	$ 13.01
$14.40 – $15.96	177	2.0 years	$ 15.44	114	$ 15.24
$16.30 – $19.64	270	3.3 years	$ 17.86	92	$ 17.67

15. Commitments

(i) Commitments for premises, rail cars and other equipment under lease obligations for the next five years and thereafter are as follows:

2003	$ 13.1
2004	10.9
2005	8.0
2006	5.3
2007 and thereafter	7.5

(ii) Commitments under long-term natural gas and propane purchase contracts for the next five years are as follows:

2003	$ 64.3
2004	19.0
2005	7.8
2006	1.7
2007 and thereafter	0.3

Superior is similarly committed to long-term natural gas and propane sales contracts to supply customers.

16. Related Party Transactions and Agreements

A group of senior executives of Superior (the "SCMI Executives"), together with funds managed by Enterprise Capital Management Inc., operating under the name of Superior Capital Management Inc. and related entities ("SCMI"), hold approximately 10% of the Fund's outstanding trust units as well as the rights under the Superior Management Agreement and the Fund's Administration Agreement. See Management Agreement and Administration Agreement below.

(i) Management Agreement

Pursuant to the Management Agreement between SCMI and Superior dated October 8, 1996 as amended (the "Management Agreement"), SCMI provides executive management and other services to Superior. The Management Agreement provides for the full recovery of all expenses, including general and administrative expenses, of SCMI attributable to the management of Superior. For the year ended December 31, 2002, Superior paid SCMI $1.0 million (2001: $0.7 million) related to salary and benefit expenses incurred by SCMI for the SCMI Senior Executives.

The Management Agreement entitles SCMI to earn incentive fees which are based upon the level of cash flow distributed to the Fund in respect of a calendar year. The incentive fees are payable annually on April 15th of the year following the applicable year. SCMI, as the manager, will be entitled to incentive fees in respect of a year when distributions by Superior in respect of that year are within the following target ranges:

	Cash Flow Distributed to the Fund Per Trust Unit	Incentive Fee Entitlement of the Manager
	Less than $ 1.27	Nil
First target	$ 1.28 to $ 1.45	15%[1]
Second target	$ 1.46 to $ 1.89	25%[1]
Third target	$ 1.90 and greater	50%[1]

[1] Percentage of incremental cash flow in excess of the cash flow amount calculated under the previous target range.

Distributions with respect to Superior's 2002 operations reached the equivalent of $1.93 per trust unit (2001: $1.71 per trust unit), resulting in management incentive fees of $11.1 million (2001: $5.6 million).

The Management Agreement has an initial term of ten years and is automatically renewed for successive three year terms unless Unitholders vote, by a majority of 66 2/3% of all outstanding trust units, to terminate the agreement, following a notice period of one year, at the end of the initial or any renewal term, as the case may be, SCMI may terminate the agreement at any time following a one year notice period. The Management Agreement may also be terminated by Superior upon the insolvency, liquidation or winding-up of SCMI (or its successors and assigns), upon a material breach by SCMI of its contractual obligations, which is not remedied within six months following notice of breach, or the termination of the Fund. In the event the Management Agreement is not renewed or is terminated for reasons other than SCMI's insolvency, liquidation or winding-up or a material breach of the Management Agreement by SCMI, Superior is obligated to pay SCMI (or its successors and assigns) an amount equal to the average of the actual management fees paid by Superior in the immediately preceding two fiscal years and the budgeted fees in the current or forthcoming year, multiplied by ten.

A Special Committee of the Board of Directors of Superior has been established, which includes the Trustees of the Fund and the independent directors of Superior, to consider the merits of internalizing the management services provided by the Manager to Superior pursuant to the Management Agreement in order to eliminate future management incentive fees, improve the governance structure of the Superior, further align the interest of management and the Fund and retain the direct participation in Superior of certain key officers of Superior who are currently employees of the Manager. The Special Committee has retained independent financial, legal, tax and human

resources advisors to assist in its deliberations. Discussions to date are at a preliminary stage. Internalization of the Management Agreement prior to completion of its initial term on October 6, 2006 is expected to occur only by the mutual agreement of Superior, the Fund and the Manager and subject to Unitholder approval. There is no assurance if and when an internalization transaction will occur.

(ii) Administration Agreement

Pursuant to an Administration Agreement between SCMI, Superior and the Fund dated October 8, 1996, as amended (the "Administration Agreement") SCMI acts as an administrator and advisor for the Fund in consideration of an initial annual fee of $0.3 million, adjusted annually for inflation. For the year ended December 31, 2002, the Fund paid SCMI $0.3 million (2001: $0.3 million) in respect of administration and advisory fees pursuant to the Administration Agreement. The term and termination provisions of the Administration Agreement are the same as for the Management Agreement.

(iii) Management Trust Unit Purchase Plan Loan Guarantee

Nine executive officers of Superior have obtained guarantees from Superior under the terms of the Management Trust Unit Purchase Plan (the "MTUPP"), whereby participants may acquire trust units of the Fund through open market purchases in pledge accounts established by individual participants with an investment dealer. Participants borrow directly from a chartered bank the entire cash amount required to make the trust unit purchases with Superior guaranteeing up to 66% of the loan amount. As at December 31, 2002, the aggregate quoted market value of trust units owned under the MTUPP was $9.2 million (2001 – $7.4 million). The aggregate amount of participant loans from a chartered bank was $7.3 million (2001 – $6.3 million), which were supported by guarantees of Superior aggregating $5.0 million (2001 – $4.4 million).

17. Business Segments

Superior operates two distinct business segments; the delivery of propane and propane related services and accessories, the Propane Retailing Business; and the manufacture and sale of chemicals and related products and services used primarily in the production of bleached pulp, the Pulp Chemicals Business. The year ended December 31, 2002 is the first year that Superior had more than one reportable business and geographic segment due to the acquisition of the Pulp Chemicals Business. (See Note 4.) Their accounting policies are described in Note 3.

Distributable cash flow is the main performance measure used by management to evaluate segment performance. (See Note 1.)

In the accompanying table, all revenues and expenses were to unaffiliated parties. There were no inter-segment revenues or expenses.

For the Year Ended December 31, 2002	Propane Retailing	Pulp Chemicals	Corporate	Total Consolidated
Revenues	$ 630.4	$ 10.5	$ –	$ 640.9
Cost of products sold	339.7	5.4	–	345.1
Gross profit	290.7	5.1	–	295.8
Expenses				
Operating & administrative	177.0	1.8	1.2	180.0
Management incentive fee	–	–	11.1	11.1
Depreciation & amortization	27.2	1.5	–	28.7
Interest	–	–	2.8	2.8
Income taxes of Superior	3.8	0.6	–	4.4
	208.0	3.9	15.1	227.0
Net Earnings before distributions to Unitholders	82.7	1.2	(15.1)	68.8
Add: Depreciation & amortization	27.2	1.5	–	28.7
Trust unit incentive plan expense	–	–	0.2	0.2
Future income tax expense	3.2	0.5	–	3.7
Less: Maintenance capital expenditures, net	(3.0)	(0.1)	–	(3.1)
Distributions to Debentureholders	–	–	(7.7)	(7.7)
Distributable cash flow	$ 110.1	$ 3.1	$ (22.6)	$ 90.6
Total assets as at December 31, 2002	$ 624.8	$ 767.9	$ –	$ 1,392.7

Geographic Information

	Canada	United States	Total Consolidated
Revenues	$ 635.4	$ 5.5	$ 640.9
Capital assets, intangible assets and goodwill as at December 31, 2002	$ 1,052.1	$ 170.6	$ 1,222.7
Total assets as at December 31, 2002	$ 1,238.2	$ 154.5	$ 1,392.7

18. Subsequent Events

On January 31, 2003, the Federal Court of Appeal rendered a favourable decision, dismissing in its entirety the Competition Bureau's latest appeal with respect to the Superior/ICG merger, which took place December 7, 1998, when Superior acquired ICG, a major retail propane distributor. In its decision, the Federal Court of Appeal confirmed that the Competition Tribunal, in its re-determination decision rendered on April 4, 2002, properly followed the direction of the Federal Court of Appeal and correctly applied the facts of the case to the law, permitting the Superior/ICG merger on the basis that the efficiency gains from the merger are greater than and offset the effects of the potential lessening of competition.

In February 2003, the Fund announced it would be changing its legal name from the Superior Propane Income Fund to the Superior Plus Income Fund, effective February 26, 2003.

19. Comparative Figures

Certain reclassifications of prior year amounts have been made to conform to current year presentations.

SELECTED HISTORICAL INFORMATION

Selected Historical Information — Propane Retailing Business

(millions of dollars except litres of propane and propane sales margin)

	Years Ended December 31				
	2002	2001	2000[1]	1999[1]	1998[2]
Litres of propane sold from continuing operations (millions of litres)	1,688	1,733	2,058	2,078	1,277
Propane sales margin (cents per litre)	14.8	15.0	13.2	12.5	14.5
Gross profit [3]	290.7	300.7	321.7	306.5	206.4
Cash operating, administrative and cash tax costs	177.6	196.7	222.4	221.7	130.3
Cash generated from operations before changes in net working capital	113.1	104.0	99.3	84.8	76.1[4]
Maintenance capital expenditures, net	3.0	4.1	7.1	7.5	9.6
Operating distributable cash flow	110.1	99.9	92.2	77.3	65.5[4]

[1] Includes ICG's operations on a combined basis.
[2] Presented as if the Fund held 100% ownership of Superior.
[3] Includes gross profit from other service revenues and third party transportation.
[4] Includes distributable cash flow of $4.2 million from the December 7, 1998 acquisition of ICG.

Selected Historical Information — Pulp Chemicals Business (unaudited)

(millions of dollars)

	Years Ended December 31				
	2002	2001	2000	1999	1998
Total chemical sales (metric tonnes "MT")	543.8	538.4	539.7	509.5	466.8
Average chemical selling price (dollars per MT)	612.0	593.7	544.8	522.5	573.1
Revenues	361.9	351.8	338.6	308.2	307.1
Cost of goods sold	181.4	172.2	165.3	150.0	138.8
Gross profit	180.5	179.6	173.3	158.2	168.3
Cash operating and administrative costs	86.6	75.2	78.8	82.0	85.4
Cash generated from operations before changes in net working capital	93.9	104.4	94.5	76.2	82.9
Maintenance capital expenditures, net	12.6	11.1	11.5	9.9	16.0
Operating distributable cash flow	81.3	93.3	83.0	66.3	66.9

Unitholder Information

Auditors

Deloitte & Touche LLP
Chartered Accountants
3000 Scotia Centre
700 - 2nd Street SW
Calgary, Alberta T2P 0S7

For unitholder registration and transfer services, contact:

CIBC Mellon Trust Company
PO Box 7010
Adelaide Street Postal Station
Toronto, Ontario M5C 2E9
Answer Line: (416) 643-5500
Facsimile: (416) 643-5501
Toll Free: 1-800-387-0825
E-mail: inquiries@cibcmellon.com
Website: www.cibcmellon.com

For financial and other information about the Fund, contact:

Theresia R. Reisch
Manager, Investor Relations
Secretary to Superior and the Fund
Telephone: (403) 730-5818
Facsimile: (403) 730-7519
E-mail: treisch@superiorplus.ca

To receive an investor's package or to be added to the mailing list for unitholder information, contact:

Sandra M. Watson
Corporate Administrator
Telephone: (403) 730-5809
Facsimile: (403) 730-7519
E-mail: swatson@superiorplus.ca

Market Capitalization: $1.3 billion

As at February 28, 2003

Superior Quality and Growth

Listing: TSX Symbol:	SPF.un	SPF.db	SPF.db.a
Security:	Trust Units	8% Convertible Unsecured Subordinated Debentures convertible at $16/trust unit	8% Convertible Unsecured Subordinated Debentures convertible at $20/trust unit
Outstanding:	48,532,906	$58,830,000	$250,000,000
Distribution rate: Payable:	$0.16 per month* 15th day of each month	8% coupon January 31 and July 31	8% coupon May 1 and November 1
52-week trading range	$17.25 – $21.49	$100.04 – $133.01	$100.50 – $109.00

*The Fund intends to maintain its current monthly distribution rate. Any remaining undistributed cash flow in respect of a fiscal year is distributed to Unitholders with the April 15th payment of the following year. Superior's policy is to pay out 100% of cash generated from operations less maintenance capital expenditures.

Printed in Canada

Designed and Produced by Merlin Edge Inc.

Corporate Information

Trustees and Officers Superior Plus Income Fund

Peter A. W. Green, Chairman
Campbellville, Ontario

John S. Burns, Q.C.
Calgary, Alberta

Norman R. Gish
Calgary, Alberta

Theresia R. Reisch, Secretary

Board of Directors Superior Plus Inc.

Grant D. Billing, Executive Chairman[2]
Calgary, Alberta

Robert J. Engbloom[1]
Calgary, Alberta

Peter A. W. Green[1]
Campbellville, Ontario

Allan G. Lennox[2]
Calgary, Alberta

James S. A. MacDonald[2]
Toronto, Ontario

Geoffrey N. Mackey
Calgary, Alberta

David P. Smith[1]
Toronto, Ontario

[1]Member of Audit Committee
[2]Member of Human Resources Committee

Officers Superior Plus Inc.

Grant D. Billing
Executive Chairman

Geoffrey N. Mackey
President and Chief Executive Officer

W. Mark Schweitzer
Executive Vice President,
Corporate Development and
Chief Financial Officer

Derren J. Newell
Vice President, Finance

Theresia R. Reisch
Secretary

Corporate Office

1111 – 49 Avenue NE Calgary, Alberta T2E 8V2
Phone: (403) 730-7500 Fax: (403) 730-7519
Website: www.superiorplus.ca

Divisions of Superior Plus Inc: Superior Propane

John W. Cooper
President

David P. Balicki
Vice President, Operations

Terrence N. Gill
Vice President, Human Resources

Gregory D. Stewart
Vice President, Business Services

Gordon C. Weicker
Vice President, Corporate Services

1111 - 49 Avenue NE
Calgary, Alberta T2E 8V2
Phone: (403) 730-7500
Fax: (403) 730-7512
Website: www.superiorpropane.com

ERCO Worldwide

Paul S. Timmons
President

John B. Kamler
Vice President, Business Development

Donald J. Denby
Vice President, Water Treatment

302 The East Mall, Suite 200
Toronto, Ontario M9B 6C7
Phone: (416) 239-7111
Fax: (416) 239-0235
Website: www.ercoworldwide.com

Superior Energy Management

Gerald M. Haggarty
President

Garry B. Flood
Vice President, Marketing

6860 Century Avenue
East Tower, Suite 2001
Mississauga, Ontario L5N 2W5
Phone: (905) 542-5471
Fax: (905) 542-7715
Website:
www.superiorenergymanagement.com

Superior Plus
Income Fund


Superior

1111 - 49 Avenue NE
Calgary, Alberta T2E 8V2
Phone: (403) 730-7500
Fax: (403) 730-7519
Website: www.superiorplus.ca

Administrator's Report

Superior Capital Management Inc. as administrator (the "Administrator") of the Superior Propane Income Fund (the "Fund") is responsible for the preparation of the consolidated financial statements of the Fund.

The consolidated financial statements have been prepared by the Administrator in accordance with Canadian generally accepted accounting principles and include certain estimates that are based on the Administrator's best judgements.

The Administrator has developed and maintains a system of internal controls to provide reasonable assurance that all of the Trust's assets are safeguarded, all transactions are accurately recorded, and the financial statements realistically report the Fund's operating and financial results in a timely manner. Financial information elsewhere presented in this annual report has been prepared on a consistent basis with that in the consolidated financial statements.

The Board of Trustees meet on a quarterly basis and has approved the information contained in the financial statements.

Deloitte & Touche LLP, an independent firm of chartered accountants, was appointed by a vote of Unitholders at the Fund's last annual meeting to audit the Fund's consolidated financial statements in accordance with Canadian generally accepted auditing standards and have provided an independent professional opinion.

Signed

President and
Chief Operating Officer
Superior Capital Management Inc.

Signed

Executive Vice-President
and Chief Financial Officer
Superior Capital Management Inc.

Calgary, Alberta
February 14, 2003

Auditors' Report

**To the Unitholders of
Superior Propane Income Fund:**

We have audited the consolidated balance sheets of Superior Propane Income Fund as at December 31, 2002 and 2001 and the consolidated statements of earnings and deficit and cash flows for the years then ended. These financial statements are the responsibility of Superior Capital Management Inc., as Administrator of the Fund. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Administrator, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Fund as at December 31, 2002 and 2001 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Signed
Chartered Accountants

Calgary, Alberta
February 14, 2003

CONSOLIDATED BALANCE SHEETS

(millions of dollars)	As at December 31	
	2002	**2001**
Assets		
Current Assets		
Accounts receivable (Note 5)	112.3	55.2
Inventories (Note 6)	57.7	49.3
	170.0	104.5
Capital assets, intangible assets, and goodwill (Note 7)	1,222.7	550.4
	1,392.7	654.9
Liabilities and Unitholders' Equity		
Current portion of revolving term bank credits and term loans (Note 8)	340.0	65.0
Accounts payable and accrued liabilities	116.0	57.9
Distributions payable to unitholders and debentureholders	10.2	21.7
	466.2	144.6
Revolving term bank credits and term loans (Note 9)	103.4	36.0
Future employee benefits (Note 10)	24.4	8.4
Future income taxes (Note 11)	142.9	17.2
Unitholders' equity (Note 12)	655.8	448.7
	1,392.7	654.9

APPROVED BY THE TRUSTEES

Signed

Trustee

Signed

Trustee

Consolidated Statements of Earnings and Deficit

(millions of dollars, except per trust unit amounts)	Years Ended December 31 2002	2001
Revenues	640.9	787.5
Cost of products sold	345.1	486.8
Gross profit	295.8	300.7
Expenses		
Operating and administrative	180.0	196.6
Management incentive fee (Note 16)	11.1	5.6
Depreciation and amortization	28.7	56.3
Interest (Note 9)	2.8	8.5
Income taxes of Superior (Note 11)	4.4	(3.7)
	227.0	263.3
Net Earnings before Distributions to Unitholders	68.8	37.4
Distributions to unitholders	(93.3)	(76.6)
	(24.5)	(39.2)
Deficit, Beginning of Year	(195.9)	(149.5)
Distributions to debentureholders (Notes 12 and 13)	(7.7)	(6.9)
Accretion of debentures charged to deficit (Notes 12 and 13)	(0.4)	(0.3)
Adjustment for a retroactive change in accounting policy for trust unit incentive plan compensation (Note 14)	(1.1)	–
Deficit, End of Year	(229.6)	(195.9)
Net earnings per trust unit, before distributions to unitholders, net of distributions to debentureholders, basic and diluted (Note 12 (i))	$ 1.29	$ 0.67

Consolidated Statements of Cash Flows

(millions of dollars)	Years Ended December 31	
	2002	**2001**
Operating Activities		
Earnings before distributions to unitholders	68.8	37.4
Items not affecting cash:		
Depreciation and amortization	28.7	56.3
Trust unit incentive plan compensation expense (Note 14)	0.2	–
Future income tax expense (recoveries)	3.7	(4.4)
Cash generated from operations before changes in working capital	101.4	89.3
Decrease (increase) in non-cash operating working capital items	(0.3)	2.1
Net cash available	101.1	91.4
Investing Activities		
Maintenance capital expenditures, net	(3.1)	(4.1)
Other capital proceeds (expenditures), net	4.6	(2.1)
Purchase of pulp chemicals business (Note 4)	(584.5)	–
	(583.0)	(6.2)
Financing Activities		
Net proceeds from issue of debentures (Note 13)	239.5	96.7
Net proceeds from sale of accounts receivable (Note 5)	1.0	67.6
Revolving term bank credits and term loans (Notes 8 and 9)	342.4	(166.0)
Distributions to debentureholders	(7.7)	(6.9)
Distributions to unitholders	(93.3)	(76.6)
	481.9	(85.2)
Change in Cash	–	–
Cash at Beginning and End of Period	–	–

Notes to Consolidated Financial Statements

1. Distributable Cash Flows

Cash generated from operations before changes in working capital	101.4	89.3
Less maintenance capital expenditures, net	(3.1)	(4.1)
Less distributions to debentureholders	(7.7)	(6.9)
Distributable cash flow	90.6	78.3
Distributable cash flow per unit, basic (Note 12(i))	$ 1.93	$ 1.71
Distributable cash flow per unit, diluted (Note 12(i))	$ 1.88	$ 1.65

Distributable cash flow paid to holders of trust units ("Unitholders") of the Superior Propane Income Fund (the "Fund") is equal to the cash flow of Superior Propane Inc. ("Superior"), after provision for maintenance capital expenditures, distributions to holders of debentures ("Debentureholders") of the Fund and other reserves as may be considered necessary, less expenses of the Fund. Commencing in July 2002, the Fund changed its frequency of distributions to Unitholders from a quarterly to a monthly basis. Cash is received monthly by the Fund from Superior in the form of interest income earned on the $721.2 million unsecured subordinated notes, due October 1, 2026 (the "Shareholder Notes") and dividends or returns of capital received on the Class A and B Common Share investment ("Common Shares") in Superior. Any remaining distributable cash flow in respect of the fiscal year is distributed in April of the subsequent year as part of the March distribution. Distributions to Debentureholders are accounted for on an accrual basis.

2. Organization

The Fund is a limited purpose, unincorporated trust governed by the laws of the Province of Alberta. The Fund holds all of the outstanding securities of Superior. The Fund's investments in Superior are comprised of the Common Shares and the Shareholder Notes, bearing interest at a weighted average rate of 13.25%. The Fund's investments in Superior are financed by trust unit equity and convertible unsecured subordinated debentures (the "Debentures") (See Note 12 – Unitholders' Equity and Note 13 – Convertible Debentures.) The Fund distributes to Unitholders, dividends and/or returns of capital received from its Common Share investment and interest received from its Shareholder Note investment, after payment of Fund expenses and distributions to Debentureholders.

On October 8, 1996, the Fund entered into certain agreements including a unanimous shareholders' agreement, a management agreement and an administration agreement (the "Unanimous Shareholders' Agreement", the "Management Agreement" and the "Administration Agreement"). The Unanimous Shareholders' Agreement provides for various matters relating to Superior including the manager's entitlement to nominate a majority of the members of the Superior Board of Directors so long as the manager holds not less than 10% of the outstanding trust units of the Fund. In addition, the Fund may not sell, assign, pledge or otherwise encumber any of the Shareholder Notes or Common Shares without the prior approval of Superior's Board of Directors. (See Note 16 – Related Party Transactions and Agreements.)

3. Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying Consolidated Financial Statements have been prepared according to Canadian generally accepted accounting principles applied on a consistent basis and include the accounts of the Fund, its wholly owned subsidiary, Superior and Superior's subsidiaries. All significant transactions and balances (including the Shareholder Notes) between the Fund, Superior and Superior's subsidiaries have been eliminated on consolidation.

Change in Accounting Standards

Goodwill and Intangible Assets

Effective January 1, 2002, the Fund adopted the new standards for accounting for goodwill and other intangible assets as recommended by the Canadian Institute of Chartered Accountants ("CICA") on a prospective basis. This change increased net earnings before distributions to unitholders by $23.5 million in 2002 and had no impact on distributable cash flow. On a per trust unit basis, in 2002, the change increased the basic and diluted earnings per trust unit by $0.50. In 2001 the change would have increased net earnings before distributions to Unitholders by $23.5 million and would have increased the basic and diluted earnings per trust unit by $0.51.

Stock Based Compensation

The Fund has a Trust Unit Incentive Plan ("TUIP") as described in Note 14. The TUIP is a Stock Appreciation Right as defined by the CICA. Effective January 2002, the Fund adopted the new standards for accounting for stock based compensation as recommended by the CICA. The new standard was retroactively applied without restatement of the 2001 financial statements. (See Note 14.) Compensation expense recognized represents the difference between the market price of the trust units as compared to the grant price for the outstanding options multiplied by the number of options, reflecting the vesting features of the plan.

(b) Business Segments

Superior operates two distinct business segments; the delivery of propane and propane related services and accessories under the Superior Propane trade name (the "Propane Retailing Business" or "Superior Propane"); and the manufacture and sale of chemicals and related products and services used primarily in the production of bleached pulp operating under the ERCO Worldwide trade name (the "Pulp Chemicals Business" or "ERCO Worldwide"). (See Notes 4 and 17.)

(c) Inventories

Propane Retailing Business

Inventories of propane are valued at the lower of cost and market determined on the basis of estimated net realizable value. Appliances, materials, supplies and other inventories are stated at the lower of cost and market determined on the basis of estimated replacement cost or net realizable value, as appropriate. Superior has an inventory of appliances rented to customers under rental contracts. The book value of this inventory is carried in the inventory accounts at cost less accumulated amortization. Amortization is provided on a straight-line basis, generally over a period of five years.

Pulp Chemicals Business

Inventories of the Pulp Chemicals Business are determined on a first-in, first-out basis, except for stores and supply inventories that are valued at average cost. Transactions are entered into from time to time with other companies to exchange chemical inventories in order to minimize working capital requirements and to facilitate distribution logistics. Balances related to quantities due to or payable by Superior are included in inventory.

(d) Accounts Receivable Sales Program

Superior has a revolving trade accounts receivable sales program under which all transactions are accounted for as sales in accordance with the CICA accounting guideline "Transfer of Receivables". (See Note 5.)

(e) Financial Instruments

The net carrying value of accounts receivable, including the allowance for doubtful accounts, approximates fair value. The collection risk associated with accounts receivable that are sold pursuant to Superior's accounts receivable sales program (See Note 5), is provided for as part of Superior's overall allowance for doubtful accounts. Superior has a large number of diverse customers, which minimizes overall accounts receivable credit risk.

The carrying value of accounts payable, accrued liabilities and accrued interest approximates the fair value of these financial instruments due to the short-term maturity of these instruments. The carrying values of revolving term bank credits and term loans approximate their fair values due to the floating interest rate nature and short repayment term of these debt securities.

Superior manages its interest rate risk through a combination of floating interest rates and a hedging program.

(f) Capital Assets

Property, plant, and equipment are recorded at cost. Major renewals and improvements, which extend the useful lives of equipment, are capitalized, while repair and maintenance expenses are charged to operations as incurred. Disposals are removed at carrying costs less accumulated depreciation with any resulting gain or loss reflected in operations.

Propane Retailing Business

Capital assets are depreciated over their respective estimated useful lives using the straight line method except for loaned propane dispensers which use the declining balance method at a rate of 10%. The estimated useful lives of major classes of property, plant and equipment are:

Propane buildings	20 years
Tanks and cylinders	20 years
Truck tank bodies and chassis	7 to 10 years

Pulp Chemicals Business

Capital assets are depreciated on a straight line basis over estimated useful lives ranging from three to twenty-five years, with the predominant life of plant and equipment being fifteen years.

Intangible Assets – Pulp Chemicals Business

The costs of patents are amortized on a straight-line basis over their estimated useful lives, which approximates ten years. The estimated fair value of acquired royalty assets are amortized over the remaining term of the royalty agreements up to ten years.

Goodwill

The excess of the Fund's cost of investment in Superior's Common Shares and Shareholder Notes over the corresponding interest in Superior's current assets and property, plant and equipment less current liabilities, long term debt and future income taxes on the dates of acquisition has been attributed to goodwill. Superior's cost of acquisitions in excess of the fair value of the net assets of acquired operations is also recorded as goodwill. Goodwill is not amortized but is tested for impairment on an annual basis in accordance with the new standards for accounting for goodwill and other intangible assets as recommended by the CICA. The net carrying value of goodwill would be written down if the value were permanently impaired.

(g) Revenue Recognition

Propane Retailing Business

Revenues from sales are generally recognized at the time of delivery, or when related services are performed. Amounts billed to customers for shipping and handling are classified as revenues, with the related shipping and handling costs included in cost of goods sold.

Pulp Chemicals Business

Revenues associated with the construction of chlorine dioxide generators are recognized using the percentage of completion method based on cost incurred compared to total estimated cost.

(h) Future Employee Benefits

Superior has a number of defined benefit and defined contribution plans providing pension, other retirement and post-employment benefits to most of its employees, and accrues its obligations under the plans and the related costs, net of plan assets. (See Note 10.)

(i) Income Taxes

The Fund is a unit trust for income tax purposes. As such, the Fund is only taxable on any taxable income not allocated to the Unitholders. During 2002 and 2001, the Fund has allocated all of its taxable income to the Unitholders, and accordingly, no provision for income taxes is required at the Fund level. Superior is subject to corporate income taxes and follows the liability method of accounting for income taxes. (See Note 11.)

(j) Foreign Currency Translation

The accounts of the operations of the Pulp Chemicals Business in the United States are considered to be self-sustaining foreign operations and are translated using the current rate method, under which all assets and liabilities are translated at

the exchange rate prevailing at the balance sheet date, and revenues and expenses at average rates of exchange during the period. Resulting gains or losses are deferred and included in the Currency Translation Account ("CTA") component of unitholders' equity. Gains and losses on foreign currency loans, deposits and transactions that are designated as hedges of the investment in self-sustaining foreign operations are similarly deferred and included in the CTA. Deferred CTA translation and hedging gains and losses are included in income when there is a reduction in the net investment in self-sustaining foreign operations.

4. Acquisition of Pulp Chemicals Business

On December 19, 2002, Superior acquired the Pulp Chemicals Business of Sterling Chemicals, Inc. for cash consideration of approximately $584.5 million on a debt-free basis. Using the purchase method for acquisitions, Superior consolidated the assets and liabilities from the acquisition and included earnings as of the purchase date. Assets acquired and liabilities assumed were recorded at estimated fair values on the date of acquisition. Goodwill was recorded as the purchase price less the acquired assets and assumed liabilities. The allocation of the purchase price may be adjusted if additional information regarding the values of asset and liabilities becomes available within one year of the acquisition date.

The consideration paid by Superior has been allocated as follows:

Cash consideration paid	$	577.5	Capital assets	$	548.2
Acquisition costs		7.0	Intangible assets		65.3
	$	584.5	Goodwill		83.0
			Working capital, net		29.5
			Future income taxes		(122.1)
			Future employee benefits		(16.4)
			Other liabilities		(3.0)
				$	584.5

5. Accounts Receivable

On June 29, 2001, Superior entered into an agreement to sell, with limited recourse, certain trade accounts receivable generated by the Propane Retailing Business on a revolving basis to an entity sponsored by a Canadian chartered bank, and has accounted for the sale in accordance with the guidelines of the CICA relating to transfers of receivables. The accounts receivable are sold at a discount to face value based on prevailing money market rates. Superior has retained the servicing responsibility for the accounts receivable sold and has therefore recognized a servicing liability. The level of accounts receivable sold under the program fluctuates seasonally with the level of accounts receivable. At December 31, 2002 net proceeds of $68.6 million (2001 – $67.6 million) had been received, resulting in a year to date loss on sale of $0.1 million (2001 – $0.3 million) which has been included in depreciation and amortization expense on the Statement of Earnings and Deficit. The fair value of the retained interest arising from the sale at December 31, 2002 was $11.9 million (2001 – $9.9 million) and was estimated by discounting expected cash flows at prevailing money market rates.

Cash flows related to this sales program were as follows:

		2002		2001
Net proceeds, beginning	$	67.6	$	–
Net proceeds from the initial accounts receivable sale		–		69.7
Proceeds from collections re-invested in revolving period sales		677.9		295.2
Remittances of amounts collected on sales		(676.9)		(297.3)
Net proceeds from accounts receivable sales	$	68.6	$	67.6

6. Inventories

	2002	2001
Propane	$ 27.3	$ 31.9
Materials, supplies, appliances and other related to propane delivery	14.8	17.4
Pulp Chemical finished goods and raw material	6.5	–
Pulp Chemical stores, supplies and other	9.1	–
	$ 57.7	$ 49.3

7. Capital Assets, Intangible Assets and Goodwill

	2002			2001		
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
Land	$ 35.9	$ –	$ 35.9	$ 25.4	$ –	$ 25.4
Buildings	81.1	11.1	70.0	27.6	13.2	14.4
Pulp Chemicals plant & equipment	480.8	1.3	479.5	–	–	–
Propane marketing equipment	394.0	261.3	132.7	402.6	246.4	156.2
Property, plant and equipment	$ 991.8	$ 273.7	$ 718.1	$ 455.6	$ 259.6	$ 196.0
Pulp Chemicals intangible assets	66.7	0.2	66.5	–	–	–
Goodwill	530.2	92.1	438.1	446.5	92.1	354.4
Total capital assets, intangible assets and goodwill	$ 1,588.7	$ 366.0	$ 1,222.7	$ 902.1	$ 351.7	$ 550.4

8. Current Portion of Revolving Term Bank Credits and Term Loans

On December 19, 2002, Superior borrowed from a syndicate of Canadian banks, on an unsecured, non-revolving basis, $340.0 million for the purpose of partially funding the acquisition of the Pulp Chemicals Business. (See Note 4.) The full amount of this loan remained outstanding at December 31, 2002 of which $127.1 million was borrowed in US dollars (Cdn. $200.7 million). The loan is repayable on December 18, 2003 and bears interest based on floating rates. As at December 31, 2001, the current portion of revolving term bank credits was $65.0 million. During 2002, Superior extended the term of its revolving credit facilities. As a result, at December 31, 2002, there was no current portion of revolving term bank credit facilities outstanding. (See Note 9.)

9. Revolving Term Bank Credits and Term Loans

Revolving term bank credits of $103.4 million (2001: $101.0 million including current portion) are unsecured and bear interest based on floating rates. Repayment requirements are as follows:

Current portion	$ –
Due in 2004	32.6
Due in 2005	70.8
Total	$ 103.4

Interest paid on bank advances and revolving term bank credits during the year amounted to $2.8 million (2001: $8.5 million) of which $2.0 million (2001: $7.9 million) relates to long term debt, net of payments received of $2.2 million (2001: $1.3 million) under Debenture interest rate swap agreements. (See Note 13.)

10. Future Employee Benefits

Superior has defined benefit ("DB") and defined contribution ("DC") pension plans covering most employees. The benefits provided under the DB pension plan are based on the employees' years of service and on the highest average earnings for a specified number of consecutive years.

Information about Superior's DB and other benefit plans, in aggregate, is as follows:

	Propane DB Plans		Pulp Chemicals DB Plans[2]	Total Other Benefit Plans	
	2002[1]	**2001**[1]	**2002**	**2002**	**2001**
Accrued benefit obligation, beginning of year	$ 53.2	$ 54.4		$ 8.4	$ 8.8
Obligation assumed on Pulp Chemicals acquisition	–	–	$ 38.2	5.4	–
Current service cost	0.4	0.7	–	–	0.2
Interest cost	3.3	3.5	0.1	0.5	–
Benefits paid	(5.4)	(5.7)	–	(0.9)	(0.6)
Actuarial loss	(0.2)	0.3	0.6	4.5	–
Accrued benefit obligation, end of year	51.3	53.2	38.9	17.9	8.4
Fair value of plan assets, beginning of year	80.7	93.0	–	–	–
Plan assets acquired on Pulp Chemicals acquisition	–	–	24.7	–	–
Actual return on plan assets	(5.1)	(2.8)	–	–	–
Transfers to DC plan	(2.4)	(3.8)	–	–	–
Employer contributions	–	–	0.1	0.9	–
Benefits paid	(5.4)	(5.7)	–	(0.9)	–
Fair value of plan assets, end of year	67.8	80.7	24.8	–	–
Funded status – plan surplus (deficit)	16.5	27.5	(14.1)	(17.9)	(8.4)
Unamortized net actuarial loss	17.9	7.5	–	4.5	–
Unamortized transitional asset	(1.4)	(1.7)	–	–	–
Accrued net benefit asset [1]	$ 33.0	$ 33.3			
Accrued net benefit balance sheet obligation			$ (14.1)	$ (13.4)	$ (8.4)
Less: current portion of accrued net benefit obligation			$ (3.1)		
Long term accrued net benefit obligation (2002 – $24.4 million)			$ (11.0)	$ (13.4)	$ (8.4)

[1] None of which is recorded on the balance sheet or the income statement.
[2] Acquired December 19, 2002.

The accrued net benefit obligation related to the total other benefit plans of the Propane Retailing and Pulp Chemical businesses in 2002 was $13.4 million (2001: $8.4 million) and an expense of $0.1 million (2001: $0.2 million) which has been recorded in the consolidated financial statements.

Superior's DC pension plans are fully funded by their nature. Accordingly, DC pension plan assets equal the related obligation. The total cost of Superior Propane's DC plans in 2002 was $2.4 million (2001: $2.4 million) and was fully funded and offset by the return earned on the unrecognized DB plan's net benefit asset. The Propane Retailing

Business expects to continue to fund its required annual obligation under the DC pension plan from returns earned on the DB plan's net benefit asset.

The significant actuarial assumptions adopted in measuring the Pulp Chemical's and Superior Propane's accrued benefit obligations are as follows:

	DB Plans		Other Benefit Plans	
	2002	**2001**	**2002**	**2001**
Discount rate	6.5%	6.5%	6.5%	7.0%
Expected long-term rate of return on plan assets	7.0%	7.0%	–	–
Rate of compensation increase	4.5%	4.5%	4.5%	4.5%

The weighted average annual assumed health care trend used in the calculation of accrued other benefit plan obligations is 13% for 2002. This rate is assumed to decrease gradually to 3.5% in 2012 and thereafter.

11. Income Taxes

The provision for income taxes in the consolidated statements of earnings and deficit reflects the consolidation of Superior's income tax expense (recovery).

The components of the future income tax liability at December 31, 2002 and 2001 are as follows:

	2002	**2001**
Excess of carrying value of tangible assets over tax values	$ (165.7)	$ (34.2)
Income tax asset related to losses carried forward	8.9	13.2
Accounting reserves, deductible when paid	13.9	3.8
	$ (142.9)	$ (17.2)

Total income taxes are different than the amount computed by applying the combined expected Canadian and Provincial tax rates of 39.2% (2001: 42.1%) to income before taxes. The reasons for these differences are as follows:

	2002	**2001**
Earnings before distributions to unitholders	$ 68.8	$ 37.4
Income tax expense (recovery) of Superior	4.4	(3.7)
Earnings of the Fund before taxes and distributions to unitholders	$ 73.2	$ 33.7
Canadian statutory rate of income taxes	39.2%	42.1%
Computed tax expense	$ 28.7	$ 14.2
Increase (decrease) in income taxes resulting from:		
Shareholder Note interest expense eliminated on consolidation	(25.1)	(25.4)
Reductions in federal and provincial income tax rates	–	(1.1)
Large corporations tax	0.7	0.8
Permanent difference – goodwill amortization	–	7.5
Other items, net	0.1	0.3
Reported expense (recovery) of income taxes	$ 4.4	$ (3.7)

Total taxes paid during 2002 were $0.7 million (2001: $0.8 million) comprised solely of federal large corporations tax.

12. Unitholders' Equity

Authorized

The Fund may issue an unlimited number of trust units. Each trust unit represents an equal undivided beneficial interest in any distributions from the Fund and in the net assets in the event of termination or wind-up of the Fund. All trust units are of the same class with equal rights and privileges.

	Issued Number of Trust Units	Equity
Unitholders' equity, December 31, 2000	45.8	$ 397.8
Issue of Debentures (Note 13)		97.0
Accretion of Debentures of $0.3 million, net of corresponding charge to deficit		–
Exercise of trust unit options	0.1	–
Earnings before distributions to Unitholders		37.4
Distributions to Debentureholders		(6.9)
Distributions to Unitholders		(76.6)
Unitholders' equity, December 31, 2001	45.9	$ 448.7
Issue of Debentures (Note 13)		240.0
Accretion of Debentures of $0.4 million, net of corresponding charge to deficit		–
Conversion of $30.3 million Series 1 Debentures, and exercise of trust unit options (Note 13)	1.9	–
Contributed surplus of $1.3 million from trust unit incentive plan compensation, net of charge to deficit of $1.1 million		0.2
Currency Translation Adjustment (Note 3)		(0.9)
Earnings before distributions to Unitholders		68.8
Distributions to Debentureholders		(7.7)
Distributions to Unitholders		(93.3)
Unitholders' equity, December 31, 2002	47.8	$ 655.8

(i) Distributable cash flow and net earnings per trust unit, before distributions to Unitholders, have been calculated using the weighted average number of trust units outstanding during the period (46.9 million in 2002; 45.8 million in 2001). The number of trust units used in the calculation of diluted distributable cash flow and net earnings per trust unit before distributions to Unitholders, have been calculated using 52.8 million trust units in 2002 (51.7 million in 2001) and reflect the assumed conversion of all outstanding Series 1 and Series 2 Debentures and trust unit options.

(ii) Future Financing: The Fund, at the direction of Superior, is obligated to use its commercial best efforts to raise funds to acquire additional Shareholder Notes and Common Shares of Superior to provide Superior with additional capital.

13. Convertible Debentures

The Fund has issued two series of Debentures denoted as Series 1 and Series 2 as follows:

	Series 1	Series 2	Total
Maturity date	July 31, 2007	November 1, 2008	
Fixed distribution rate	8%	8%	
Conversion price per trust unit	$ 16.00	$ 20.00	
January 31, 2001 issue	$ 100.0	$ –	$ 100.0
Principal outstanding December 31, 2001	100.0	–	100.0
December 17, 2002 issue	–	250.0	250.0
Conversions during 2002	(30.3)	–	(30.3)
Principal outstanding December 31, 2002	$ 69.7	$ 250.0	$ 319.7
Carrying value as at December 31, 2002:			
Principal	46.1	144.0	190.1
Distribution payment obligations	22.0	95.0	117.0
Holder's option	0.6	1.0	1.6
	$ 68.7	$ 240.0	$ 308.7
Quoted market value at December 31, 2002	$ 84.3	$ 258.8	$ 343.1

On December 17, 2002, the Fund issued $250 million, 8% Debentures maturing on November 1, 2008 (the "Series 2 Debentures") for net proceeds after issue costs of $239.5 million. On January 31, 2001 the Fund issued $100 million, 8% Debentures maturing on July 31, 2007 (the "Series 1 Debentures") for net proceeds after issue costs of $96.7 million.

The Debentures may be converted into trust units at the option of the holder at any time prior to maturity and may be redeemed by the Fund in certain circumstances. The Fund may elect to pay interest and principal upon maturity or redemption by issuing trust units to a trustee in the case of interest payments, and to the Debentureholders in the case of payment of principal. The number of any trust units issued will be determined based on market prices for the trust units at the time of issuance.

The Debentures and related interest obligation have been classified within unitholders' equity on the consolidated balance sheet because the Fund may elect to satisfy the Debenture interest and principal obligations by the issuance of trust units. Debenture payments are charged directly to the deficit.

The fixed 8% distribution obligation of the Series 1 Debentures was swapped into a floating interest rate obligation in order to maintain the existing floating interest rate profile of the revolving term bank credits and term loans that were repaid. The fair value of the interest rate swaps related to the Series 1 Debentures at December 31, 2002 was an asset of $5.8 million (2001: $1.6 million).

14. Trust Unit Incentive Plan ("TUIP")

Under the terms of the Fund's TUIP, market growth options may be issued to the trustees of the Fund and to directors, senior officers and employees of Superior. Under the terms of the TUIP, the number of trust units issued is equal to the growth in value of the options at the time the options are exercised, represented by the market price less the exercise price times the number of options exercised, divided by the current market price of the trust units issued. Under the terms of the TUIP, options are granted for a four-year term and are exercisable as to one-third immediately and an additional one-third on the first and second anniversary of the date of grant.

The Fund retroactively applied the new standard for accounting for stock-based compensation as recommended by the CICA without restatement of the December 31, 2001 consolidated financial statements and recorded $1.1 million to contributed surplus and a corresponding charge to the deficit. During 2002, the adoption of this standard has resulted in a charge against income of $0.2 million and a corresponding adjustment to contributed surplus, and had no impact on distributable cash flow.

No amounts are owing from employees under the TUIP. The exercise price of the TUIP options equals the market price on the date of the grant.

A summary of the status of the Fund's TUIP as at December 31, 2002 and 2001 and changes during these years is summarized below:

	2002		2001	
	Options (000s)	Weighted Average Exercise Price	Options (000s)	Weighted Average Exercise Price
Options outstanding at beginning of year	600	$ 14.76	805	$ 13.74
Granted	287	18.04	319	15.88
Exercised	(326)	14.67	(427)	13.80
Forfeited	(67)	16.14	(97)	14.90
Options outstanding at end of year	494	$ 16.53	600	$ 14.76
Options exercisable at end of year	253	$ 15.71	324	$ 14.59

The following summarizes information about the trust unit options outstanding at December 31, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	(000s) Outstanding at December 31, 2002	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	(000s) Exercisable at December 31, 2002	Weighted Average Exercisable Price
$10.45 – $13.50	47	1.3 years	$ 13.01	47	$ 13.01
$14.40 – $15.96	177	2.0 years	$ 15.44	114	$ 15.24
$16.30 – $19.64	270	3.3 years	$ 17.86	92	$ 17.67

15. Commitments

(i) Commitments for premises, rail cars and other equipment under lease obligations for the next five years and thereafter are as follows:

2003	$ 13.1
2004	10.9
2005	8.0
2006	5.3
2007 and thereafter	7.5

(ii) Commitments under long-term natural gas and propane purchase contracts for the next five years are as follows:

2003	$ 64.3
2004	19.0
2005	7.8
2006	1.7
2007 and thereafter	0.3

Superior is similarly committed to long-term natural gas and propane sales contracts to supply customers.

16. Related Party Transactions and Agreements

A group of senior executives of Superior (the "SCMI Executives"), together with funds managed by Enterprise Capital Management Inc., operating under the name of Superior Capital Management Inc. and related entities ("SCMI"), hold approximately 10% of the Fund's outstanding trust units as well as the rights under the Superior Management Agreement and the Fund's Administration Agreement. See Management Agreement and Administration Agreement below.

(i) Management Agreement

Pursuant to the Management Agreement between SCMI and Superior dated October 8, 1996 as amended (the "Management Agreement"), SCMI provides executive management and other services to Superior. The Management Agreement provides for the full recovery of all expenses, including general and administrative expenses, of SCMI attributable to the management of Superior. For the year ended December 31, 2002, Superior paid SCMI $1.0 million (2001: $0.7 million) related to salary and benefit expenses incurred by SCMI for the SCMI Senior Executives.

The Management Agreement entitles SCMI to earn incentive fees which are based upon the level of cash flow distributed to the Fund in respect of a calendar year. The incentive fees are payable annually on April 15th of the year following the applicable year. SCMI, as the manager, will be entitled to incentive fees in respect of a year when distributions by Superior in respect of that year are within the following target ranges:

	Cash Flow Distributed to the Fund Per Trust Unit	Incentive Fee Entitlement of the Manager
	Less than $ 1.27	Nil
First target	$ 1.28 to $ 1.45	15%[1]
Second target	$ 1.46 to $ 1.89	25%[1]
Third target	$ 1.90 and greater	50%[1]

[1] Percentage of incremental cash flow in excess of the cash flow amount calculated under the previous target range.

Distributions with respect to Superior's 2002 operations reached the equivalent of $1.93 per trust unit (2001: $1.71 per trust unit), resulting in management incentive fees of $11.1 million (2001: $5.6 million).

The Management Agreement has an initial term of ten years and is automatically renewed for successive three year terms unless Unitholders vote, by a majority of 66 2/3% of all outstanding trust units, to terminate the agreement, following a notice period of one year, at the end of the initial or any renewal term, as the case may be, SCMI may terminate the agreement at any time following a one year notice period. The Management Agreement may also be terminated by Superior upon the insolvency, liquidation or winding-up of SCMI (or its successors and assigns), upon a material breach by SCMI of its contractual obligations, which is not remedied within six months following notice of breach, or the termination of the Fund. In the event the Management Agreement is not renewed or is terminated for reasons other than SCMI's insolvency, liquidation or winding-up or a material breach of the Management Agreement by SCMI, Superior is obligated to pay SCMI (or its successors and assigns) an amount equal to the average of the actual management fees paid by Superior in the immediately preceding two fiscal years and the budgeted fees in the current or forthcoming year, multiplied by ten.

A Special Committee of the Board of Directors of Superior has been established, which includes the Trustees of the Fund and the independent directors of Superior, to consider the merits of internalizing the management services provided by the Manager to Superior pursuant to the Management Agreement in order to eliminate future management incentive fees, improve the governance structure of the Superior, further align the interest of management and the Fund and retain the direct participation in Superior of certain key officers of Superior who are currently employees of the Manager. The Special Committee has retained independent financial, legal, tax and human

resources advisors to assist in its deliberations. Discussions to date are at a preliminary stage. Internalization of the Management Agreement prior to completion of its initial term on October 6, 2006 is expected to occur only by the mutual agreement of Superior, the Fund and the Manager and subject to Unitholder approval. There is no assurance if and when an internalization transaction will occur.

(ii) Administration Agreement

Pursuant to an Administration Agreement between SCMI, Superior and the Fund dated October 8, 1996, as amended (the "Administration Agreement") SCMI acts as an administrator and advisor for the Fund in consideration of an initial annual fee of $0.3 million, adjusted annually for inflation. For the year ended December 31, 2002, the Fund paid SCMI $0.3 million (2001: $0.3 million) in respect of administration and advisory fees pursuant to the Administration Agreement. The term and termination provisions of the Administration Agreement are the same as for the Management Agreement.

(iii) Management Trust Unit Purchase Plan Loan Guarantee

Nine executive officers of Superior have obtained guarantees from Superior under the terms of the Management Trust Unit Purchase Plan (the "MTUPP"), whereby participants may acquire trust units of the Fund through open market purchases in pledge accounts established by individual participants with an investment dealer. Participants borrow directly from a chartered bank the entire cash amount required to make the trust unit purchases with Superior guaranteeing up to 66% of the loan amount. As at December 31, 2002, the aggregate quoted market value of trust units owned under the MTUPP was $9.2 million (2001 – $7.4 million). The aggregate amount of participant loans from a chartered bank was $7.3 million (2001 – $6.3 million), which were supported by guarantees of Superior aggregating $5.0 million (2001 – $4.4 million).

17. Business Segments

Superior operates two distinct business segments; the delivery of propane and propane related services and accessories, the Propane Retailing Business; and the manufacture and sale of chemicals and related products and services used primarily in the production of bleached pulp, the Pulp Chemicals Business. The year ended December 31, 2002 is the first year that Superior had more than one reportable business and geographic segment due to the acquisition of the Pulp Chemicals Business. (See Note 4.) Their accounting policies are described in Note 3.

Distributable cash flow is the main performance measure used by management to evaluate segment performance. (See Note 1.)

In the accompanying table, all revenues and expenses were to unaffiliated parties. There were no inter-segment revenues or expenses.

For the Year Ended December 31, 2002	Propane Retailing	Pulp Chemicals	Corporate	Total Consolidated
Revenues	$ 630.4	$ 10.5	$ –	$ 640.9
Cost of products sold	339.7	5.4	–	345.1
Gross profit	290.7	5.1	–	295.8
Expenses				
Operating & administrative	177.0	1.8	1.2	180.0
Management incentive fee	–	–	11.1	11.1
Depreciation & amortization	27.2	1.5	–	28.7
Interest	–	–	2.8	2.8
Income taxes of Superior	3.8	0.6	–	4.4
	208.0	3.9	15.1	227.0
Net Earnings before distributions to Unitholders	82.7	1.2	(15.1)	68.8
Add: Depreciation & amortization	27.2	1.5	–	28.7
Trust unit incentive plan expense	–	–	0.2	0.2
Future income tax expense	3.2	0.5	–	3.7
Less: Maintenance capital expenditures, net	(3.0)	(0.1)	–	(3.1)
Distributions to Debentureholders	–	–	(7.7)	(7.7)
Distributable cash flow	$ 110.1	$ 3.1	$ (22.6)	$ 90.6
Total assets as at December 31, 2002	$ 624.8	$ 767.9	$ –	$ 1,392.7

Geographic Information

	Canada	United States	Total Consolidated
Revenues	$ 635.4	$ 5.5	$ 640.9
Capital assets, intangible assets and goodwill as at December 31, 2002	$ 1,052.1	$ 170.6	$ 1,222.7
Total assets as at December 31, 2002	$ 1,238.2	$ 154.5	$ 1,392.7

18. Subsequent Events

On January 31, 2003, the Federal Court of Appeal rendered a favourable decision, dismissing in its entirety the Competition Bureau's latest appeal with respect to the Superior/ICG merger, which took place December 7, 1998, when Superior acquired ICG, a major retail propane distributor. In its decision, the Federal Court of Appeal confirmed that the Competition Tribunal, in its re-determination decision rendered on April 4, 2002, properly followed the direction of the Federal Court of Appeal and correctly applied the facts of the case to the law, permitting the Superior/ICG merger on the basis that the efficiency gains from the merger are greater than and offset the effects of the potential lessening of competition.

In February 2003, the Fund announced it would be changing its legal name from the Superior Propane Income Fund to the Superior Plus Income Fund, effective February 26, 2003.

19. Comparative Figures

Certain reclassifications of prior year amounts have been made to conform to current year presentations.

Macleod Dixon LLP
Lawyers
Calgary Almaty
Toronto Caracas
Moscow Rio de Janeiro

Our File:

Karen N. LeBlanc
Securities Paralegal
Direct Phone: (403) 267-9471
E-mail: karen.leblanc@macleoddixon.com

April 9, 2003

Via SEDAR

Re: Superior Plus Income Fund (the "Corporation")
Annual Financial Statements
Project #526922

Further to the filing of the annual financial statements of the Corporation on April 7, 2003, it was noted that Yukon Territories and Nunavut Territory were omitted from the filing. This letter is being filed to add them to the project.

Please keep this letter marked as private.

Please contact our office if you have any questions relating to the foregoing.

Regards,

MACLEOD DIXON LLP

"Karen N. LeBlanc"

Karen N. LeBlanc

Macleod Dixon LLP

Lawyers

Calgary Almaty
Toronto Caracas
Moscow Rio de Janeiro

Our File:

Karen N. LeBlanc
Securities Paralegal
Direct Phone: (403) 267-9471
E-mail: karen.leblanc@macleoddixon.com

April 9, 2003

Via SEDAR

Re: Superior Plus Income Fund (the "Corporation")
Annual Financial Statements
Project #526922

Further to the filing of the annual financial statements of the Corporation on April 7, 2003, it was noted that Yukon Territories and Nunavut Territory were omitted from the filing. This letter is being filed to add them to the project.

Please keep this letter marked as private.

Please contact our office if you have any questions relating to the foregoing.

Regards,

MACLEOD DIXON LLP

"Karen N. LeBlanc"

Karen N. LeBlanc

Superior Plus Income Fund

Cash Distribution Notice

NEWS RELEASE **April 10, 2003**

April 2003 Cash Distribution - $0.16 per Trust Unit

Calgary, AB... The Trustees of the Superior Plus Income Fund (the "Fund") declared a cash distribution for the month of April, 2003 of $0.16 (16 cents) per trust unit payable on May 15, 2003. The record date is April 30, 2003 and the ex-distribution date will be April 28, 2003.

As announced by News Release dated April 3, 2003, the Fund intends to increase the monthly cash distribution rate by 9% to $0.175 per trust unit, effective with the May distribution payable on or before June 15, 2003, consistent with the expected accretion in distributable cash flow, if the Management Internalization Transaction is approved by Unitholders at the May 8, 2003 Annual and Special Meeting.

In accordance with its distribution policy, the Fund will be paying any undistributed cash flow earned by Superior in 2003, as part of the March 2004 distribution. A summary of cash distributions since inception and tax information is posted on the Investor Relations section of Superior's website at: www.superiorplus.ca.

For income tax purposes, the income from the April cash distribution of $0.16 per trust unit is considered to be:

- a dividend of $0.0443 per trust unit
- other income of $0.1157 per trust unit

The Fund holds 100% of Superior, which has three operating divisions. Superior Propane is Canada's largest distributor of propane, related products and services. ERCO Worldwide provides chemicals and technology to the pulp and paper and water treatment industries. Superior Energy Management provides natural gas supply services, predominately to commercial and industrial markets in Ontario.

Superior Plus Income Fund trust units trade on the Toronto Stock Exchange (the "TSX") under the same trading symbol SPF.UN. There are 48.7 million trust units outstanding. The Fund's 8% Convertible Unsecured Subordinated Debentures, Series 1 and Series 2, trade on the TSX under the trading symbols SPF.DB and SPF.DB.A, respectively.

For more information please contact:

Theresia R. Reisch
Investor Relations Manager
Superior Plus Income Fund
Tel: (403) 730-5818 / Fax: (403) 730-7519
E-mail: treisch@superiorplus.ca

Superior Plus Income Fund
1111 - 49 Avenue NE
Calgary, Alberta T2E 8V2
Website: www.superiorplus.ca
Toll Free: 1-877-341-7500

MATERIAL CHANGE REPORT

UNDER SECTION 67(1) OF THE *SECURITIES ACT* (BRITISH COLUMBIA) (FORM 27)
UNDER SECTION 146(1) OF THE *SECURITIES ACT* (ALBERTA) (FORM 27)
UNDER CLAUSE 84(1)b OF THE *SECURITIES ACT* (SASKATCHEWAN) (FORM 25)
UNDER SECTION 75(2) OF THE *SECURITIES ACT* (ONTARIO) (FORM 27)
UNDER SECTION 73 OF THE *SECURITIES ACT* (QUEBEC)
UNDER SECTION 81(2) OF THE *SECURITIES ACT* (NOVA SCOTIA)
UNDER SECTION 76(2) OF THE *SECURITIES ACT* (NEWFOUNDLAND) (FORM 26)
AND SIMILAR PROVISIONS OF OTHER PROVINCIAL SECURITIES LEGISLATION

1. Reporting Issuer:

   Superior Plus Income Fund
   1111 – 49th Avenue N.E.
   Calgary, Alberta T2E 8V2

2. Date Of Material Change: April 3, 2003

3. Press Release:

   On April 3, 2003 at Calgary, a news release was issued and disseminated.

4. Summary Of Material Change:

   Superior Plus Income Fund (the "Fund") announced on April 3, 2003 it had agreed to internalize its management structure for a total consideration of 7.0 million trust units of the Fund ("Trust Units") and 3.5 million trust unit purchase warrants each of which is exercisable to purchase one Trust Unit for a period of five years at an exercise price of $20.00 per Trust Unit ("Warrants") representing a total value of approximately $139 million based on the closing price of the Trust Units on April 1, 2003. The internalization transaction will result in the elimination of the management incentive fee and the administration fees payable to the Superior SMS Limited Partnership (the "Manager") pursuant to the terms of Superior Plus Inc.'s ("Superior") management agreement (the "Management Agreement") and the Fund's administration and advisory services agreement (the "Administration Agreement") effective January 1, 2003, representing an immediate savings to the Fund of approximately $8.5 million provided the transaction is completed.

   In connection with the proposed internalization transaction, Grant D. Billing, Executive Chairman, Geoffrey N. Mackey, President and Chief Executive Officer and W. Mark Schweitzer, Executive Vice-President, Corporate Development and Chief Financial Officer (the "Senior Executives") have committed to continue in their executive management roles of Superior. The Senior Executives agreed to sign industry standard employment agreements providing market based compensation on closing of the internalization transaction. The employment agreements will also provide for certain retention payments in an aggregate amount of $6,500,000 to be made to such Senior Executives over the next four years.

   A special committee comprised of the independent directors of Superior and the trustees of the Fund was formed to consider the internalization of the management functions of Superior and the administration functions of the Fund (the "Special Committee"). The Special Committee determined that the proposed management internalization transaction and the retention payments to the Senior Executives are in the best interests of Superior, the Fund and unitholders of the Fund ("unitholders"), other than the Manager. The Board of Trustees of the Fund and the Board

of Directors of Superior have unanimously recommended that unitholders approve the internalization transaction and the retention payments to the Senior Executives.

To be completed, the internalization transaction and the retention payments to the Senior Executives must be approved by resolution of the unitholders of the Fund at the Annual and Special Meeting called for May 8, 2003 (the "Meeting"). To be approved, such resolution requires the approval of (a) more than 50% of the votes cast at the Meeting, excluding votes cast in respect of approximately 10% of the outstanding Trust Units held by the Manager (including its associates, affiliates and insiders); and (b) the additional approval of 66 2/3% of all votes cast at the Meeting, including votes cast by the Manager (including its associates, affiliates and insiders). If the resolution is approved by the unitholders, closing is expected to occur on May 8, 2003.

5. Full Description Of Material Change:

In mid-2002, the Manager, the Superior Board of Directors and the Fund's Board of Trustees began considering the internalization of the management functions of Superior and the administrative functions of the Fund with the objective of eliminating future management fees payable to the Manager under the Management Agreement and Administration Agreement. In October 2002, Superior's Board of Directors established the Special Committee consisting of independent directors of Superior and the trustees of the Fund to consider various alternative transactions to, among other things, internalize the management functions of Superior and the administrative functions of the Fund, improve the governance structures of Superior and the Fund and retain the Senior Executives. From inception to April 2, 2003, the Special Committee met formally on approximately 18 occasions and engaged in extensive discussions and negotiations with the Manager regarding the potential termination of the Management and Administration Agreements.

The Fund announced on April 3, 2003 it had agreed to internalize its management structure for a total consideration of 7.0 million Trust Units and 3.5 million Warrants, representing a total value of approximately $139 million based on the closing price of the Trust Units on April 1, 2003. Of the 7.0 million Trust Units to be issued, approximately 946,000 Trust Units to be issued to the Senior Executives are subject to escrow arrangements (the "Escrow Arrangements") and will be released in amounts of 25% of the original number of escrowed Trust Units per year over a period of four years (collectively, the "Internalization Transaction"). The Internalization Transaction would result in no further management or administration fees being incurred by Superior or the Fund effective January 1, 2003 representing an immediate savings of $8.5 million in fees and an estimated savings of $25.2 million in fees for the 2003 fiscal year provided the Internalization Transaction is completed.

In connection with the proposed Internalization Transaction, the Senior Executives have committed to continue in their executive management roles of Superior. The Senior Executives agreed to sign industry standard employment agreements providing market based compensation on closing of the Internalization Transaction. These employment agreements would provide for, among other things, an advance by way of non-interest bearing loan, of an aggregate of $6.5 million to the Senior Executives by Superior. The Senior Executives agreed to purchase an aggregate of 325,000 Trust Units with such advance on closing. The Trust Units purchased by the Senior Executives will be pledged as collateral against the loan. The loan must be repaid over the next four years in installments of 40% on the first anniversary of the employment agreement and 20% on each subsequent anniversary. The Senior Executives will receive retention bonus payments equal to the loan repayments if they are employees of Superior on those dates (collectively, the "Retention Arrangements").

The Internalization Transaction will be completed pursuant to the terms of a termination agreement between Superior, the Fund, the Manager, the Superior Investment Trust and the Superior Incentive Trust which are the limited partners of the Manager, Superior Capital Management Inc. which is the general partner of the Manager and the unitholders of the Superior Investment Trust and the Superior Incentive Trust (the "Trust Unitholders"), which provides for, among other things, the termination of the Management Agreement and the Administration Agreement in consideration for the issuance of 7.0 million Trust Units and 3.5 million Warrants to the Trust Unitholders.

The Termination Agreement provides that the Senior Executives will sign employment agreements and escrow agreements with Superior and the Fund on closing of the Internalization Transaction providing for the Retention Arrangements and the Escrow Arrangements as described above. The Termination Agreement provides that the Manager waives any rights to any further management fees under the Management Agreement and any further fees under the Administration Agreement after January 1, 2003 but reserves its right to recover expenses under the Management Agreement or the Administration Agreement that are incurred prior to the closing of the Internalization Transaction.

The Termination Agreement provides that the Fund and the Trust Unitholders will enter into a distribution rights agreement on closing of the Internalization Transaction (the "Distribution Rights Agreement"). The Distribution Rights Agreement will provide that, for a period of four months from the date of closing of the Internalization Transaction, whenever the Fund proposes to distribute any equity securities in a form and manner which would permit the distribution of the Trust Units and/or Warrants of the Trust Unitholders by means of a secondary offering, the Trust Unitholders can elect to have the Fund distribute all or a portion of their securities, other than the escrowed securities, at the same price as the securities issued by the Fund. However, if in the opinion of the managing underwriter the number of securities to be distributed under the offering exceeds the number which can be sold in an orderly manner within a price range acceptable to the Fund, the Fund will only be obligated to sell such number of securities of the Trust Unitholders, if any, as the managing underwriter believes can be sold without such effect.

Finally, the Termination Agreement provides, among other things, as a condition of closing that all regulatory approvals shall have been obtained, including approval of the unitholders at the Meeting, all matters to be completed by the parties must be completed and all necessary documentation must be entered into, including the entering into of the employment agreements, escrow agreements and the Distribution Rights Agreement and such other documentation as may be reasonably required.

On April 2, 2003, the Special Committee unanimously determined that the consideration to be paid in respect of the Internalization Transaction was in the best interests of Superior, the Fund and the unitholders, other than the Manager, and recommended the Board of Directors of Superior and the Board of Trustees of the Fund approve the terms of the transaction and further recommended the transaction be presented to the unitholders for their approval. In connection therewith, the Special Committee also recommended separate employment agreements be entered into with each of the Senior Executives providing for the Retention Arrangements. On the basis of, among other things, this recommendation, the Board of Directors of Superior and the Board of Trustees of the Fund determined unanimously that the Internalization Transaction and the Retention Arrangements were in the best interests of the Fund and the unitholders, other than the Manager, and unanimously recommended that unitholders vote in favour of the Internalization Transaction and the Retention Arrangements at the Annual and Special Meeting of unitholders to be held May 8, 2003. The members of the Superior Board of Directors who are nominated by the

Manager and Mr. Robert J. Engbloom declared their varying interests and did not vote on the approval of the Internalization Transaction and the Retention Arrangements. An information circular disclosing all pertinent information relating to the Internalization Transaction and the Retention Arrangements was mailed to unitholders of record as of March 20, 2003 on April 7, 2003.

To be completed, the Internalization Transaction and the Retention Arrangements must be approved by resolution of the unitholders of the Fund at the Meeting. To be approved, such resolution requires the approval of (a) more than 50% of the votes cast at the Meeting, excluding votes cast in respect of approximately 10% of the outstanding Trust Units held by the Manager (including its associates, affiliates and insiders); and (b) the additional approval of 66 2/3% of all votes cast at the Meeting, including votes cast by the Manager (including its associates, affiliates and insiders). If the resolution is approved by the unitholders, closing is expected to occur on May 8, 2003.

6. Reliance on Section 146(2) of the *Securities Act* (Alberta), Section 67(2) of the *Securities Act* (British Columbia), Section 75(3) of the *Securities Act* (Ontario), Section 74 of the *Securities Act* (Quebec), Section 81(3) of the *Securities Act* (Nova Scotia) or Section 76(3) of the *Securities Act* (Newfoundland):

   N/A

7. Omitted Information: N/A

8. Senior Officers:

   Mark Schweitzer, Executive Vice-President, Corporate Development and Chief Financial Officer and Theresia R. Reisch, Investor Relations Manager and Secretary. Mr. Schweitzer can be reached at (403) 730-5802 and Ms. Reisch can be reached at (403) 730-5818.

9. Statement Of Senior Officer:

   The foregoing accurately discloses the material change referred to in this report.

DATED at Calgary, Alberta this 11th day of April, 2003.

SUPERIOR PLUS INCOME FUND

Per: (Signed)
Theresia R. Reisch
Secretary

Superior Plus Income Fund

1

First Quarter Release and Report to Unitholders

NEWS RELEASE - TSX: SPF.UN *April 24, 2003*

Q1 Distributable Cash Flow up by 44% Over Last Year

- **Q1 distributable cash flow increased by $0.36 per trust unit or 44% over last year, driven by strong results from the propane business, the addition of the pulp chemicals and natural gas retailing businesses, and an enhanced tax profile.**
- **Internalization of Management proposal announced which, if approved by unitholders on May 8, 2003, will increase distributions by 9% from $0.16 to $0.175 per month.**
- **Competition Bureau confirmed that it will not further appeal the Superior/ICG merger.**


Cash distributions relating to operations
(per trust unit)
$2.00
$1.80
$1.60
$1.40
$1.20
$1.00
$0.80
$0.60
$0.40
$0.20
$0.00
$1.15
$1.24
$1.34
$1.38
$1.58
$1.71
$1.93
$1.18
0.30
0.54
0.74
0.68
0.73
0.82
1996 F
1997
1998
1999
2000
2001
2002
2003
Cash Generated in Q1
Annual amount of cash distributed

Highlights

	Three Months Ended March 31	
	2003	2002
Financial (millions of dollars, except per trust unit amounts)		
Operating distributable cash flow		
Propane retailing	**$50.2**	$49.0
Pulp chemicals	**17.6**	–
Natural gas retailing	**0.6**	–
	68.4	49.0
Corporate costs	**(0.8)**	(0.7)
Interest and debenture distributions	**(10.2)**	(2.7)
Cash income taxes	–	(8.1)
Distributable cash flow (see Note 1 to the Consolidated Financial Statements)	**$57.4**	$37.5
Distributable cash flow per average trust unit outstanding	**$1.18**	$0.82
Average trust units outstanding (millions of units)	**48.5**	45.8
Operating		
Litres of propane sold (millions of litres)	**542**	519
Propane sales margin (cents per litre)	**16.1**	16.1
Total chemical sales (metric tonnes "MT")	**139**	N/A
Average chemical selling price (dollar per MT)	**589**	N/A
Gigajoules ("GJ") of natural gas sold (millions)	**4**	N/A
Natural gas margin (cents per GJ)	**38.4**	N/A

- **Strong heating volumes increased propane results**
- **Pulp chemicals first quarter contribution in-line with acquisition assumptions**
- **Start-up of natural gas retailing business building momentum**
- **Issue of convertible debentures and acquisition financing increase interest costs**
- **Acquisition of ERCO Worldwide enhances tax profile**
- **Conversion of Series 1 Convertible Debentures increases units outstanding**

Management Internalization

On April 3, 2003, the Fund announced plans to internalize its management structure for a total consideration of 7.0 million trust units of the Fund and 3.5 million warrants. The internalization process will result in the elimination of the management incentive and administrative fees effective January 1, 2003. Senior management will continue in their current roles as executive officers of Superior and have agreed to sign industry standard employment agreements. The employment agreements will also provide for certain retention arrangements by way of non-interest bearing loans aggregating $6.5 million to be used by senior management to purchase an aggregate of 325,000 trust units. The loans will be repaid through the payment of retention bonuses over the next four years. Pursuant to the proposal, no management or administrative fees will be payable from January 1, 2003 until closing. A Special Committee comprised of the independent directors of Superior and the trustees of the Fund was formed to consider the internalization of the management functions of Superior and the administration functions of the Fund. The Special Committee determined that the proposed management internalization transaction is in the best interests of Superior, the Fund and unitholders. The Board of Trustees of the Fund and the Board of Directors of Superior have unanimously recommended that unitholders approve the internalization transaction at the Special meeting of Unitholders on May 8th. The Board of Trustees of the Fund has approved an increase in the monthly distributions to unitholders of 9% from $0.16 per unit to $0.175 per trust unit if the internalization proposal is passed at the Special Unitholder meeting, consistent with the expected accretion in distributable cash flow resulting from the proposed internalization transaction.

Competition Tribunal Update

On March 31, 2003, the Competition Bureau confirmed that it would not appeal the Federal Court of Appeal decision of January 31, 2003 regarding the Superior/ICG merger, bringing this litigation process to a favourable conclusion. The Federal Court of Appeal confirmed that the Competition Tribunal properly followed the direction of the Federal Court of Appeal and correctly applied the facts of the case to the law, permitting the Superior/ICG merger on the basis that the efficiency gains from the merger are greater than and offset the effects of the potential lessening of competition.

Cash Distributions

On April 15, 2003, the Fund paid a cash distribution for the month of March 2003 of $0.40 per trust unit. This amount included a regular monthly distribution of $0.16 per trust unit, plus $0.24 representing the remaining undistributed cash flow generated by Superior in 2002. On April 10, 2003, the Fund declared its regular cash distribution for the month of April 2003 of $0.16 per trust unit payable on May 15, 2003 to unitholders of record on April 30, 2003. A cash distribution summary since inception of the Fund, together with tax information, is posted on our website at www.superiorplus.ca.

Management's Discussion and Analysis of 2003 First Quarter Results

The following should be read in conjunction with the Fund's financial statements contained herein, along with the Management Discussion and Analysis and Consolidated Financial Statements contained in the Fund's Annual Report for the year ended December 31, 2002.

Certain information included herein is forward looking and based upon assumptions and anticipated results that are subject to uncertainties. Should one or more of these uncertainties materialize or should the underlying assumptions prove incorrect, actual results may vary materially from those expected.

Operating Results - Superior Propane

Condensed operating distributable cash flow results for the Propane Retailing business for the first quarters ended March 31, 2003 and 2002, are provided in the table below:

Condensed Operating Results *(millions of dollars except per litre amounts)*

	Three Months Ended March 31			
	2003		2002	
Gross Profit		¢/litre		¢/litre
Propane sales	87.2	16.1	83.7	16.1
Other services	9.5	1.8	8.7	1.7
Total Gross Profit	96.7	17.9	92.4	17.8
Less: Cash operating, admin & cash tax costs	(46.3)	(8.5)	(43.6)	(8.4)
Cash generated from operations before changes in net working capital	50.4	9.4	48.8	9.4
Maintenance capital expenditures	(0.2)	–	0.2	–
Operating Distributable Cash Flow	50.2	9.4	49.0	9.4
Propane volumes sold (millions of litres)	541.8		518.8	

Operating distributable cash flow for the Propane Retailing business reached $50.2 million for the first quarter, an increase of $1.2 million (2%) over the prior year period as improved sales volumes and other sales gross profits were partially offset by higher delivery costs.

Gross profit of $96.7 million was $4.3 million higher than the prior year period as sales volumes grew by 4% with the colder weather, and other sales gross profits benefited from the contribution of increased fixed price premiums and volumes. Cooler weather (8% cooler than the prior year period and 11% cooler than average first quarter temperatures over the last 5 years), particularly in Eastern Canada, contributed to improved sales for all heating end use applications. Average propane sales margins of 16.1 cents were the same as the prior year, despite volatile wholesale propane costs experienced during the quarter. Led by increased price levels for both crude oil and natural gas, wholesale propane prices increased by approximately 46% over fourth quarter levels and 91% over prior year period levels, and then descended through the latter part of the quarter, as crude oil and natural gas prices fell.

Volume and Gross Profit by End Use Market Segment

	Three Months Ended March 31					Three Months Ended March 31			
	2003		2002			2003		2002	
End Use Applications:	**Volume[1]**	**Gross Profit[2]**	**Volume[1]**	**Gross Profit[2]**	**Regions:**	**Volume[1]**	**Gross Profit[2]**	**Volume[1]**	**Gross Profit[2]**
Residential	86.2	28.1	79.5	24.4	Atlantic	40.1	10.4	34.2	8.6
Commercial	136.6	28.6	143.4	29.1	Quebec	93.0	16.4	83.1	14.7
Agricultural	37.5	4.8	34.0	4.0	Ontario	141.3	31.0	121.8	26.6
Industrial	227.3	21.7	200.7	20.2	Sask/Man	84.5	9.6	76.4	9.8
Automotive	54.2	4.0	61.2	6.0	AB/NWT/YK	117.3	18.9	128.6	20.3
Other Services	–	9.5	–	8.7	BC	65.6	10.4	74.7	12.4
	541.8	96.7	518.8	92.4		541.8	96.7	518.8	92.4
Average Margin[3]	16.1		16.1			16.1		16.1	

(1) Volume of propane sold (millions of litres) (2) Millions of dollars (3) Average propane sale margin (cents per litre)

Cash operating, administrative and capital tax costs, of $46.3 million rose by 6% from the prior year but were comparable on a cents per litre basis at 8.5 cents per litre. The absolute dollar increase in expenses was principally caused by a 4% increase in sales volumes, which led to higher variable delivery costs. Truck fuel costs rose significantly with the increases in crude oil prices.

Net maintenance capital expenditures were $0.2 million in the first quarter, an increase of $0.4 million from the prior year period due to the timing of expenditures and excess equipment disposals year over year.

ERCO Worldwide

Condensed operating results for the Pulp Chemicals business for the first quarters ended March 31, 2003 and 2002 are provided for comparison purposes although the 2002 results are not included in the financial statements as the business was acquired on December 19, 2002. The first quarter of 2002 was unusually strong compared to the other 2002 quarters and stronger than the assumption used in our acquisition analysis. ERCO Worldwide's operating distributable cash flow performance in the second half of 2002 was consistent with 2003 first quarter levels.

Condensed Operating Results *(millions of dollars except per metric tonne amounts)*

	Three Months Ended March 31			
	2003		2002	
Revenue		$ per MT		$ per MT
Chemical	81.8	589	82.9	619
Technology	6.7	48	7.7	57
Cost of Sales				
Chemical	(44.9)	(323)	(41.6)	(310)
Technology	(2.5)	(18)	(2.0)	(15)
Gross Profit	41.1	296	47.0	351
Less cash operating & administrative costs	(22.5)	(162)	(19.8)	(148)
Cash generated from operations before changes in net working capital	18.6	134	27.2	203
Maintenance capital expenditures	(1.0)	(1)	(2.0)	(15)
Operating Distributable Cash Flow	17.6	133	25.2	188
Chemical volumes sold (thousands of metric tonnes)	139.0		134.0	

The Pulp Chemicals business contributed operating distributable cash flow of $17.6 million to Superior's first quarter results. Performance has continued to meet expectations since the acquisition of ERCO Worldwide.

Chemical sales volumes were robust during the first quarter, increasing 4% over the prior year period. Distributable cash flow declined by $7.6 million compared to the prior year period, due to lower realized selling prices, reflecting the impact of an average 5% appreciation in the Canadian/United States dollar exchange rate on U.S. dollar revenues over the prior year period. Higher electrical costs and lower technology royalties, and one time net foreign exchange translation losses also contributed to lower results.

Construction expenditures of $2.5 million on the new sodium chlorite plant in Thunder Bay were incurred during the quarter. Commercial startup of the plant is expected by the end of the second quarter and will more than double ERCO's existing sodium chlorite capacity. During the quarter, work also continued on the five-year cell replacement program, which will improve operating efficiency and production at the six plants. The full cost of the program is expected to be approximately $28 million of which $1.3 million was spent in the quarter and $6.3 million has been spent to-date. Both the sodium chlorite plant in Thunder Bay and the cell replacement program are considered to be growth capital in nature and are included in "other capital expenditures" on the Consolidated Statement of Cash Flows, as they expand the overall capacity of the business and therefore have been excluded from the distributable cash flow calculation. The Company is also considering the construction of a new sodium chlorate production facility in Australia to commence production in 2005, to serve the rapidly growing Asian bleached pulp market where ERCO Worldwide has had a presence for several years.

Superior Energy Management ("SEM")

SEM continued to add to its residential, commercial and light industrial customer base, generating sales of 3.65 million gigajoules during the quarter. This business, which began commercial operations in October 2002, generated distributable cash flow of $0.6 million. Condensed operating results for the quarter ended March 31, 2003 are provided below:

Condensed Operating Results *(millions of dollars except per GJ amounts)*

	Three Months Ended March 31, 2003	
		$ per GJ
Gross profit	1.4	38.4
Cash operating & administrative costs	(0.8)	(21.9)
Operating Distributable Cash Flow	0.6	16.5
Gigajoules of natural gas sold (millions)	3.65	

Corporate

Interest expense of $4.1 million increased $3.4 million over the prior year period, as revolving term bank credits and term loans increased by $345 million in December 2002 to partially fund the ERCO Worldwide acquisition.

Accrued distributions on the Series 1 and Series 2 Convertible Debentures totaled $6.1 million, an increase of $4.1 million over the prior year period. Accrued distributions on the $250 million 8% Convertible Subordinated Debentures due November 1, 2008 (the "Series 2 Debentures") issued in December 2002 to partially fund the ERCO Worldwide acquisition, contributed to a $5.0 million increase in distributions. Offsetting this were lower accrued distributions on the 8% Convertible Subordinated Debentures due July 1, 2007 (the "Series 1 Debentures"), due to the conversion of $13.2 million Series 1 Debentures during the first quarter into 0.9 million trust units ($36.3 million Series 1 Debentures have been converted into 2.3 million trust units since March 31, 2002). These Series 1 Debenture conversions contributed to a 5% year over year increase in the weighted average number of trust units outstanding. At March 31, 2002, there were $56.4 million Series 1 Debentures and $250.0 million Series 2 Debentures outstanding.

The acquisition of ERCO Worldwide has significantly enhanced Superior's tax profile, resulting in the elimination of cash income taxes during the quarter and increasing distributable cash flow. Cash income taxes of $8.1 million ($0.18/trust unit) were recorded during the first quarter of 2002. For 2003, Superior expects to be fully cash income tax deferred, consistent with prior years. Cash taxes during the first quarter were limited to capital taxes of $0.8 million.

Liquidity and Capital Resources

Revolving term bank credits and term loans aggregated $403.0 million at March 31, 2003, an increase of $342.7 million over March 31, 2002 levels. Increased year over year borrowings are principally attributable to the financing of the ERCO Worldwide acquisition. The current portion of revolving term bank credits and term loans at March 31, 2003 was $349.4 million, which Superior expects to refinance in 2003 with more permanent financing, including term debt and equity. During the first quarter, the Dominion Bond Rating Service reconfirmed Superior's credit rating at BBB (low).

Superior's net working capital requirements increased in the first quarter by $8.9 million. Working capital requirements for the Propane Retailing business peak seasonally in the first quarter and then decline through the second and third quarters before building again in the fourth quarter, consistent with the seasonal demand profile of its heating end use customers. Superior's receivable securitization program is used to finance a portion of its working capital requirements. Proceeds from the sale of receivables

increased seasonally during the first quarter by $31.1 million and amounted to $100.0 million at March 31, 2003 (March 31, 2002 - $74.6 million).

Outlook

Operating distributable cash flow from the Propane Retailing business is expected to be comparable to 2002 levels for the remainder of 2003 as the impact of the continued decline in auto propane market is expected to be offset by improvements in operating efficiencies.

ERCO Worldwide is expected to perform consistently with acquisition expectations over the remainder of 2003, and contribute to increased unitholder distributions over 2002 levels. Strong demand for sodium chlorate and sodium chlorite products is anticipated to offset the effect of an appreciating Canadian dollar on U.S. dollar revenues.

The Natural Gas Retailing business is anticipated to continue to grow profitably, generating positive distributable cash flow in 2003.

In 2003, Superior will focus on maintaining its strong financial position by refinancing the $340 million ERCO Worldwide acquisition credit facility with more permanent sources of capital, including term debt and additional equity. Over the longer term, the Fund plans to continue its disciplined approach to acquire other businesses that have risk profiles appropriate for an income fund structure. Acquisitions must be accretive to unitholder distributions and be financed in a manner that maintains Superior's existing financial strength.

For more information, please visit our website: www.superiorplus.ca or contact:

Mark Schweitzer, Executive Vice-President,
Corporate Development & CFO
Superior Plus Inc.
Phone: (403) 730-5802 / Fax: (403) 730-7519
E-mail: mschweitzer@superiorplus.ca

Theresia Reisch
Investor Relations Manager
Superior Plus Income Fund
Phone: (403) 730-5818 / Fax: (403) 730-7519
E-mail: treisch@superiorplus.ca

If you would like to listen to a recording of the April 24, 2003 investor analyst conference call on the First Quarter Results, dial 1-877-289-8525 and enter the reservation number 247949#. The call will be available for review from Thursday, April 24 after 1:00 p.m. (EST) until midnight Thursday, May 1, 2003. The conference call is also posted (audio-broadcast) under the Investor Relations section of Superior's website at: wwwsuperiorplus.ca.

SUPERIOR PLUS INCOME FUND
Consolidated Balance Sheets

(millions of dollars)	March 31 2003 (unaudited)	December 31 2002 (audited)
Assets		
Current Assets		
Accounts receivable (Note 3)	**114.7**	112.3
Inventories	**55.7**	57.7
	170.4	170.0
Capital assets, intangible assets and goodwill	**1,196.6**	1,222.7
	1,367.0	1,392.7
Liabilities and Unitholders' Equity		
Current portion of revolving term bank credits and term loans	**349.4**	340.0
Accounts payable and accrued liabilities	**109.9**	116.0
Distributions payable to unitholders and debentureholders	**26.0**	10.2
	485.3	466.2
Revolving term bank credits and term loans	**53.6**	103.4
Future employee benefits	**24.5**	24.4
Future income taxes	**151.3**	142.9
Unitholders' equity (Note 4)	**652.3**	655.8
	1,367.0	1,392.7

Consolidated Statements of Earnings and Deficit

(unaudited, in millions of dollars except for Trust Unit amounts)	Three Months Ended March 31 2003	2002
Revenues	**373.4**	180.8
Cost of products sold	**234.2**	88.4
Gross profit	**139.2**	92.4
Expenses		
Operating and administrative	**69.3**	44.1
Depreciation and amortization	**18.7**	6.8
Interest	**4.1**	0.7
Income taxes of Superior	**10.3**	8.3
	102.4	59.9
Net Earnings before Distributions to Unitholders	**36.8**	32.5
Distributions to unitholders	**(35.0)**	(32.5)
	1.8	–
Deficit, Beginning of Period	**(229.6)**	(195.9)
Adjustment for a retroactive change in accounting policy for trust unit incentive plan compensation	**–**	(1.1)
Distributions to debentureholders (Note 5)	**(6.1)**	(2.0)
Accretion of debentures charged to deficit (Note 4)	**(0.8)**	(0.1)
Deficit, End of Period	**(234.7)**	(199.1)
Net earnings per trust unit, before distributions to unitholders, net of distributions to debentureholders, basic (Note 4)	**$0.63**	$0.66
Net earnings per trust unit, before distributions to unitholders, net of distributions to debentureholders, diluted (Note 4)	**$0.56**	$0.62

SUPERIOR PROPANE INCOME FUND

Consolidated Statements of Cash Flows

(unaudited, in millions of dollars except per Trust Unit amounts)	Three Months Ended March 31 2003	2002
Operating Activities		
Earnings before distributions to unitholders	**36.8**	32.5
Items not affecting cash:		
Depreciation and amortization	**18.7**	6.8
Trust unit incentive plan compensation recovery	**(0.3)**	–
Future income tax expense	**9.5**	–
Cash generated from operations before changes in working capital	**64.7**	39.3
Decrease (increase) in non-cash operating working capital items	**(8.9)**	27.2
Net cash available	**55.8**	66.5
Investing Activities		
Maintenance capital expenditures, net	**(1.2)**	0.2
Other capital expenditures, net	**(4.2)**	1.5
	(5.4)	1.7
Financing Activities		
Net proceeds from sale of accounts receivable (Note 3)	**31.1**	7.0
Revolving term bank credits and term loans	**(40.4)**	(40.7)
Distributions to debentureholders	**(6.1)**	(2.0)
Distributions to unitholders	**(35.0)**	(32.5)
	(50.4)	(68.2)
Change in Cash	–	–
Cash at Beginning and End of Period	–	–

Notes to Consolidated Financial Statements

1. Distributable Cash Flows

Cash generated from operations before changes in working capital	**64.7**	39.3
Less maintenance capital expenditures, net	**(1.2)**	0.2
Less distributions to debentureholders	**(6.1)**	(2.0)
Distributable Cash Flow	**57.4**	37.5
Distributable cash flow per trust unit, basic (Note 4)	**$1.18**	$0.82
Distributable cash flow per trust unit, diluted (Note 4)	**$0.98**	$0.76

Distributable cash flow paid to holders of trust units ("Unitholders") of the Superior Plus Income Fund (the "Fund") is equal to the cash flow of Superior Plus Inc. ("Superior"), after provision for maintenance capital expenditures, distributions to holders of debentures ("Debentureholders") of the Fund and other reserves as may be considered necessary, less expenses of the Fund. Cash is received monthly by the Fund from Superior in the form of interest income earned on the $721.2 million unsecured subordinated notes, due October 1, 2026 and dividends or returns of capital received on the Class A and B Common Share investment in Superior. Any remaining undistributed cash flow in respect of the fiscal year is distributed in April of the subsequent year as part of the March distribution. Distributions to Debentureholders are accounted for on an accrual basis.

2. Accounting Policies – Interim Financial Statements

(a) Basis of Presentation

The accompanying Consolidated Financial Statements have been prepared according to Canadian generally accepted accounting principles applied on a consistent basis and include the accounts of the Fund, its wholly owned subsidiary, Superior and Superior's subsidiaries. These financial statements and notes thereto should be read in conjunction with the Fund's financial statements contained in its Annual Report for the year ended December 31, 2002. All significant

transactions and balances (including the Shareholder Notes) between the Fund, Superior and Superior's subsidiaries have been eliminated on consolidation.

In the opinion of the Administrator of the Fund, the accompanying unaudited condensed consolidated financial statements include all adjustments (of a normal recurring nature) necessary to present fairly the consolidated financial position of the Fund as of March 31, 2003 and the consolidated results of its operations for the three month periods ended March 31, 2003 and March 31, 2002.

(b) Business Segments

Superior operates three distinct business segments; the delivery of propane and propane related services and accessories under the Superior Propane trade name (the "Propane Retailing business" or "Superior Propane"); the manufacture and sale of chemicals and related products and services used primarily in the production of bleached pulp operating under the ERCO Worldwide trade name (the "Pulp Chemicals business" or "ERCO Worldwide"); and the sale of natural gas under fixed price, fixed term contracts operating under the Superior Energy Management trade name (the "Natural Gas Retailing business", or "SEM"). For segmented information, see Note 6.

Approximately 50% of Superior Propane's sales volumes are heating related and 50% are related to economic activities. Propane sales typically peak in the first quarter when approximately one-third of annual propane sales volumes and gross profits are generated due to the demand from heating end use customers. They then decline through the second and third quarters rising seasonally again in the fourth quarter with heating demand. Similarly, net working capital levels are typically at seasonally high levels at the end of the first quarter, and normally decline to seasonally low levels in the second and third quarters. Net working capital levels are also significantly influenced by wholesale propane prices. Operating cash flow and the net working capital levels of ERCO Worldwide and SEM do not have significant seasonal fluctuations.

3. Accounts Receivable

Superior sells, with limited recourse, certain trade accounts receivable on a revolving basis to an entity sponsored by a Canadian chartered bank, and has accounted for the sale in accordance with the CICA guidelines relating to transfers of receivables. The accounts receivable are sold at a discount to face value based on prevailing money market rates. Superior has retained the servicing responsibility for the accounts receivable sold and has therefore recognized a servicing liability. The level of accounts receivable sold fluctuates seasonally with the level of accounts receivable. As at March 31, 2003, net proceeds of $100.0 million (December 31, 2002 - $68.6 million) had been received. The fair value of the retained interest arising from the sale was estimated by discounting expected cash flows at prevailing money market rates.

4. Unitholders' Equity

Authorized

The Fund may issue an unlimited number of trust units. Each trust unit represents an equal undivided beneficial interest in any distributions from the Fund and in the net assets in the event of termination or wind-up of the Fund. All trust units are of the same class with equal rights and privileges.

	Issued Number of Trust Units	Equity
Unitholders' equity, December 31, 2002	**47.8**	**$655.8**
Accretion of Debentures of $0.8 million, net of corresponding charge to deficit		–
Conversion of $13.2 million Series 1 Debentures, and exercise of trust unit options	0.9	–
Trust unit incentive plan compensation recovery		(0.3)
Currency Translation Adjustment		1.1
Distributions to Debentureholders		(6.1)
Earnings before distributions to Unitholders		36.8
Distributions to Unitholders		(35.0)
Unitholders' equity, March 31, 2003	**48.7**	**$652.3**

(i) Distributable cash flow and net earnings per trust unit, before distributions to Unitholders, have been calculated using the weighted average number of trust units outstanding during the period (48.5 million in first quarter of 2003; 45.8 million in 2002). The number of trust units used in the calculation of diluted distributable cash flow and net earnings per trust unit before distributions to Unitholders, have been calculated using 65.0 million trust units in the first quarter of 2003 (49.4 million in 2002) and reflect the assumed conversion of all outstanding Series 1 and Series 2 Debentures and trust unit options.

5. Convertible Debentures

On December 17, 2002, the Fund issued $250 million, 8% Debentures maturing on November 1, 2008 (the "Series 2 Debentures") for net proceeds after issue costs of $239.5 million. On January 31, 2001 the Fund issued $100 million, 8% Debentures maturing on July 31, 2007 (the "Series 1 Debentures") for net proceeds after issue costs of $96.7 million.

The Debentures may be converted into trust units at the option of the holder at any time prior to maturity and may be redeemed by the Fund in certain circumstances. The Fund may elect to pay interest and principal upon maturity or redemption by issuing trust units to a trustee in the case of interest payments, and to the Debentureholders in the case of payment of principal. The number of any trust units issued will be determined based on market prices for the trust units at the time of issuance.

The Debentures and related interest obligation have been classified within unitholders' equity on the consolidated balance sheet because the Fund may elect to satisfy the Debenture interest and principal obligations by the issuance of trust units. The carrying value of the Series 1 Debentures as at March 31, 2003 is $54.5 million (December 2002 - $68.7 million), comprised of distribution payment obligation, holder's option, and principal amount components of $17.9 million, $0.5 million and $36.1 million (December 2002 - $22.0 million, $0.6 million and $46.1 million), respectively. The carrying value of the Series 2 Debentures as at March 31, 2003 is $240.6 million (December 2002 - $240.0 million), comprised of distribution payment obligation, holder's option, and principal amount components of $95.0 million, $1.0 million and $144.6 million (December 2002 - $95.0 million, $1.0 million and $144.0 million), respectively. Debenture payments are charged directly to the deficit.

The fixed 8% distribution obligation of the Series 1 Debentures was swapped into a floating interest rate obligation in order to maintain the existing floating interest rate profile of the revolving term bank credits and term loans that were repaid.

In the first quarter of 2003, a total of $13.2 million of Series 1 Debentures were converted to 0.9 million trust units. At March 31, 2003, $56.4 million principal amount of the Series 1 Debentures and $250.0 million of the Series 2 Debentures remain outstanding.

6. Business Segments

Superior operates three distinct business segments; the delivery of propane and propane related services and accessories, the Propane Retailing business; the manufacture and sale of chemicals and related products and services used primarily in the production of bleached pulp, the Pulp Chemicals business; and the sale of natural gas under fixed price, fixed term contracts, the Natural Gas Retailing business. Distributable cash flow is the main performance measure used by management to evaluate segment performance. (See Note 1).

In the accompanying table, all revenues and expenses were to unaffiliated parties. There are no prior period comparatives, since the fourth quarter of 2002 was the first period in which Superior had more than one reportable segment. There were no inter-segment revenues or expenses.

	For the Three Months Ended March 31, 2003				
	Propane Retailing	Pulp Chemicals	Natural Gas Retailing	Corporate	Total Consolidated
Revenues	$ 258.6	$ 88.5	$ 26.3	$ –	$ 373.4
Cost of products sold	161.9	47.4	24.9	–	234.2
Gross profit	96.7	41.1	1.4	–	139.2
Expenses					
Operating & administrative	46.0	22.0	0.8	0.5	69.3
Depreciation & amortization	6.4	12.3	–	–	18.7
Interest	–	–	–	4.1	4.1
Income taxes of Superior	7.2	2.9	0.2	–	10.3
	59.6	37.2	1.0	4.6	102.4
Net earnings before distributions to Unitholders	37.1	3.9	0.4	(4.6)	36.8
Add: Depreciation & amortization	6.4	12.3	–	–	18.7
Future income tax expense	6.9	2.4	0.2	–	9.5
Less: Maintenance capital expenditures, net	(0.2)	(1.0)	–	–	(1.2)
Trust unit incentive plan recovery	–	–	–	(0.3)	(0.3)
Distributions to Debentureholders	–	–	–	(6.1)	(6.1)
Distributable cash flow (Note 1)	$ 50.2	$ 17.6	$ 0.6	$ (11.0)	$ 57.4
Total assets as of March 31, 2003	$ 610.2	$ 746.8	$ 10.0	$ –	$1,367.0
Total assets as of December 31, 2002	$ 624.8	$ 767.9	–	–	$1,392.7

Geographic Information	Canada	United States	Other	Total Consolidated
Revenues	$ 327.4	$ 40.6	$ 5.4	$ 373.4
Capital assets, intangible assets and goodwill as of March 31/03	$ 1,026.6	$ 170.0	$ –	$ 1,196.6
Total assets as of March 31, 2003	$ 1,182.5	$ 184.5	$ –	$ 1,367.0
Capital assets, intangible assets and goodwill as of Dec 31/02	$ 1,052.1	$ 170.6	$ –	$ 1,222.7
Total assets as of December 31, 2002	$ 1,238.2	$ 154.5	$ –	$ 1,392.7

7. Subsequent Events

On April 3, 2003, the Fund announced plans to internalize its management structure for a total consideration of 7.0 million trust units of the Fund and 3.5 million warrants, with a total value of approximately $139.0 million. The internalization process will result in the elimination of the management incentive fee effective January 1, 2003. Senior management will continue in their current roles as executive officers of Superior and have agreed to sign industry standard employment agreements. The employment agreements will also provide for certain retention arrangements by way of non-interest bearing loans aggregating $6.5 million to be used by senior management to purchase an aggregate of 325,000 trust units. The loans will be repaid through the payment of retention bonuses over the next four years. Pursuant to the proposal, no management or administrative fees will be payable from January 1, 2003 to closing. It is anticipated that the transaction will be completed on or about May 8, 2003, subject to regulatory and unitholder approvals. A Special Committee comprised of the independent directors of Superior and the trustees of the Fund was formed to consider the internalization of the management functions of Superior and the administration functions of the Fund. The Special Committee determined that the proposed management internalization transaction is in the best interests of Superior, the Fund and unitholders. The Board of Trustees of the Fund and the Board of Directors of Superior have unanimously recommended that unitholders approve the internalization transaction.

On April 1, 2003 the Fund announced that the Competition Bureau would not appeal the Federal Court of Appeal's latest favourable decision rendered on January 31, 2003 regarding the merger of Superior and ICG Propane, bringing this litigation process to a favourable conclusion.

END

Superior Plus Income Fund

Management's Discussion and Analysis of 2003 First Quarter Results

The following should be read in conjunction with the Fund's financial statements contained herein, along with the Management Discussion and Analysis and Consolidated Financial Statements contained in the Fund's Annual Report for the year ended December 31, 2002.

Certain information included herein is forward looking and based upon assumptions and anticipated results that are subject to uncertainties. Should one or more of these uncertainties materialize or should the underlying assumptions prove incorrect, actual results may vary materially from those expected.

Operating Results - Superior Propane

Condensed operating distributable cash flow results for the Propane Retailing business for the first quarters ended March 31, 2003 and 2002, are provided in the table below:

Condensed Operating Results *(millions of dollars except per litre amounts)*

	Three Months Ended March 31			
	2003		2002	
Gross Profit		¢/litre		¢/litre
Propane sales	87.2	16.1	83.7	16.1
Other services	9.5	1.8	8.7	1.7
Total Gross Profit	96.7	17.9	92.4	17.8
Less: Cash operating, admin & cash tax costs	(46.3)	(8.5)	(43.6)	(8.4)
Cash generated from operations before changes in net working capital	50.4	9.4	48.8	9.4
Maintenance capital expenditures	(0.2)	–	0.2	–
Operating Distributable Cash Flow	50.2	9.4	49.0	9.4
Propane volumes sold (millions of litres)	541.8		518.8	

Operating distributable cash flow for the Propane Retailing business reached $50.2 million for the first quarter, an increase of $1.2 million (2%) over the prior year period as improved sales volumes and other sales gross profits were partially offset by higher delivery costs.

Gross profit of $96.7 million was $4.3 million higher than the prior year period as sales volumes grew by 4% with the colder weather, and other sales gross profits benefited from the contribution of increased fixed price premiums and volumes. Cooler weather (8% cooler than the prior year period and 11% cooler than average first quarter temperatures over the last 5 years), particularly in Eastern Canada, contributed to improved sales for all heating end use applications. Average propane sales margins of 16.1 cents were the same as the prior year, despite volatile wholesale propane costs experienced during the quarter. Led by increased price levels for both crude oil and natural gas, wholesale propane prices increased by approximately 46% over fourth quarter levels and 91% over prior year period levels, and then descended through the latter part of the quarter, as crude oil and natural gas prices fell.

Volume and Gross Profit by End Use Market Segment

	Three Months Ended March 31					Three Months Ended March 31			
	2003		2002			2003		2002	
End Use Applications:	Volume(1)	Gross Profit(2)	Volume(1)	Gross Profit(2)	Regions:	Volume(1)	Gross Profit(2)	Volume(1)	Gross Profit(2)
Residential	86.2	28.1	79.5	24.4	Atlantic	40.1	10.4	34.2	8.6
Commercial	136.6	28.6	143.4	29.1	Quebec	93.0	16.4	83.1	14.7
Agricultural	37.5	4.8	34.0	4.0	Ontario	141.3	31.0	121.8	26.6
Industrial	227.3	21.7	200.7	20.2	Sask/Man	84.5	9.6	76.4	9.8
Automotive	54.2	4.0	61.2	6.0	AB/NWT/YK	117.3	18.9	128.6	20.3
Other Services	–	9.5	–	8.7	BC	65.6	10.4	74.7	12.4
	541.8	96.7	518.8	92.4		541.8	96.7	518.8	92.4
Average Margin(3)	16.1		16.1			16.1		16.1	

(1) Volume of propane sold (millions of litres) (2) Millions of dollars (3) Average propane sale margin (cents per litre)

Cash operating, administrative and capital tax costs, of $46.3 million rose by 6% from the prior year but were comparable on a cents per litre basis at 8.5 cents per litre. The absolute dollar increase in expenses was principally caused by a 4% increase in sales volumes, which led to higher variable delivery costs. Truck fuel costs rose significantly with the increases in crude oil prices.

Net maintenance capital expenditures were $0.2 million in the first quarter, an increase of $0.4 million from the prior year period due to the timing of expenditures and excess equipment disposals year over year.

ERCO Worldwide

Condensed operating results for the Pulp Chemicals business for the first quarters ended March 31, 2003 and 2002 are provided for comparison purposes although the 2002 results are not included in the financial statements as the business was acquired on December 19, 2002. The first quarter of 2002 was unusually strong compared to the other 2002 quarters and stronger than the assumption used in our acquisition analysis. ERCO Worldwide's operating distributable cash flow performance in the second half of 2002 was consistent with 2003 first quarter levels.

Condensed Operating Results *(millions of dollars except per metric tonne amounts)*

	Three Months Ended March 31			
	2003		2002	
		$ per MT		$ per MT
Revenue				
Chemical	81.8	589	82.9	619
Technology	6.7	48	7.7	57
Cost of Sales				
Chemical	(44.9)	(323)	(41.6)	(310)
Technology	(2.5)	(18)	(2.0)	(15)
Gross Profit	41.1	296	47.0	351
Less cash operating & administrative costs	(22.5)	(162)	(19.8)	(148)
Cash generated from operations before changes in net working capital	18.6	134	27.2	203
Maintenance capital expenditures	(1.0)	(1)	(2.0)	(15)
Operating Distributable Cash Flow	17.6	133	25.2	188
Chemical volumes sold (thousands of metric tonnes)	139.0		134.0	

The Pulp Chemicals business contributed operating distributable cash flow of $17.6 million to Superior's first quarter results. Performance has continued to meet expectations since the acquisition of ERCO Worldwide.

Chemical sales volumes were robust during the first quarter, increasing 4% over the prior year period. Distributable cash flow declined by $7.6 million compared to the prior year period, due to lower realized selling prices, reflecting the impact of an average 5% appreciation in the Canadian/United States dollar exchange rate on U.S. dollar revenues over the prior year period. Higher electrical costs and lower technology royalties, and one time net foreign exchange translation losses also contributed to lower results.

Construction expenditures of $2.5 million on the new sodium chlorite plant in Thunder Bay were incurred during the quarter. Commercial startup of the plant is expected by the end of the second quarter and will more than double ERCO's existing sodium chlorite capacity. During the quarter, work also continued on the five-year cell replacement program, which will improve operating efficiency and production at the six plants. The full cost of the program is expected to be approximately $28 million of which $1.3 million was spent in the quarter and $6.3 million has been spent to-date. Both the sodium chlorite plant in Thunder Bay and the cell replacement program are considered to be growth capital in nature and are included in "other capital expenditures" on the Consolidated Statement of Cash Flows, as they expand the overall capacity of the business and therefore have been excluded from the distributable cash flow calculation. The Company is also considering the construction of a new sodium chlorate production facility in Australia to commence production in 2005, to serve the rapidly growing Asian bleached pulp market where ERCO Worldwide has had a presence for several years.

Superior Energy Management ("SEM")

SEM continued to add to its residential, commercial and light industrial customer base, generating sales of 3.65 million gigajoules during the quarter. This business, which began commercial operations in October 2002, generated distributable cash flow of $0.6 million. Condensed operating results for the quarter ended March 31, 2003 are provided below:

Condensed Operating Results *(millions of dollars except per GJ amounts)*

	Three Months Ended March 31, 2003	
		$ per GJ
Gross profit	1.4	38.4
Cash operating & administrative costs	(0.8)	(21.9)
Operating Distributable Cash Flow	0.6	16.5
Gigajoules of natural gas sold (millions)	3.65	

Corporate

Interest expense of $4.1 million increased $3.4 million over the prior year period, as revolving term bank credits and term loans increased by $345 million in December 2002 to partially fund the ERCO Worldwide acquisition.

Accrued distributions on the Series 1 and Series 2 Convertible Debentures totaled $6.1 million, an increase of $4.1 million over the prior year period. Accrued distributions on the $250 million 8% Convertible Subordinated Debentures due November 1, 2008 (the "Series 2 Debentures") issued in December 2002 to partially fund the ERCO Worldwide acquisition, contributed to a $5.0 million increase in distributions. Offsetting this were lower accrued distributions on the 8% Convertible Subordinated Debentures due July 1, 2007 (the "Series 1 Debentures"), due to the conversion of $13.2 million Series 1 Debentures during the first quarter into 0.9 million trust

units ($36.3 million Series 1 Debentures have been converted into 2.3 million trust units since March 31, 2002). These Series 1 Debenture conversions contributed to a 5% year over year increase in the weighted average number of trust units outstanding. At March 31, 2002, there were $56.4 million Series 1 Debentures and $250.0 million Series 2 Debentures outstanding.

The acquisition of ERCO Worldwide has significantly enhanced Superior's tax profile, resulting in the elimination of cash income taxes during the quarter and increasing distributable cash flow. Cash income taxes of $8.1 million ($0.18/trust unit) were recorded during the first quarter of 2002. For 2003, Superior expects to be fully cash income tax deferred, consistent with prior years. Cash taxes during the first quarter were limited to capital taxes of $0.8 million.

Liquidity and Capital Resources

Revolving term bank credits and term loans aggregated $403.0 million at March 31, 2003, an increase of $342.7 million over March 31, 2002 levels. Increased year over year borrowings are principally attributable to the financing of the ERCO Worldwide acquisition. The current portion of revolving term bank credits and term loans at March 31, 2003 was $349.4 million, which Superior expects to refinance in 2003 with more permanent financing, including term debt and equity. During the first quarter, the Dominion Bond Rating Service reconfirmed Superior's credit rating at BBB (low).

Superior's net working capital requirements increased in the first quarter by $8.9 million. Working capital requirements for the Propane Retailing business peak seasonally in the first quarter and then decline through the second and third quarters before building again in the fourth quarter, consistent with the seasonal demand profile of its heating end use customers. Superior's receivable securitization program is used to finance a portion of its working capital requirements. Proceeds from the sale of receivables increased seasonally during the first quarter by $31.1 million and amounted to $100.0 million at March 31, 2003 (March 31, 2002 - $74.6 million).

Outlook

Operating distributable cash flow from the Propane Retailing business is expected to be comparable to 2002 levels for the remainder of 2003 as the impact of the continued decline in auto propane market is expected to be offset by improvements in operating efficiencies.

ERCO Worldwide is expected to perform consistently with acquisition expectations over the remainder of 2003, and contribute to increased unitholder distributions over 2002 levels. Strong demand for sodium chlorate and sodium chlorite products is anticipated to offset the effect of an appreciating Canadian dollar on U.S. dollar revenues.

The Natural Gas Retailing business is anticipated to continue to grow profitably, generating positive distributable cash flow in 2003.

In 2003, Superior will focus on maintaining its strong financial position by refinancing the $340 million ERCO Worldwide acquisition credit facility with more permanent sources of capital, including term debt and additional equity. Over the longer term, the Fund plans to continue its disciplined approach to acquire other businesses that have risk profiles appropriate for an income fund structure. Acquisitions must be accretive to unitholder distributions and be financed in a manner that maintains Superior's existing financial strength.

Superior Plus
Income Fund

1 First Quarter Release and Report to Unitholders

NEWS RELEASE - TSX: SPF.UN *April 24, 2003*

Q1 Distributable Cash Flow up by 44% Over Last Year

- **Q1 distributable cash flow increased by $0.36 per trust unit or 44% over last year, driven by strong results from the propane business, the addition of the pulp chemicals and natural gas retailing businesses, and an enhanced tax profile.**
- **Internalization of Management proposal announced which, if approved by unit-holders on May 8, 2003, will increase distributions by 9% from $0.16 to $0.175 per month.**
- **Competition Bureau confirmed that it will not further appeal the Superior/ICG merger.**

Cash distributions relating to operations
(per trust unit)


$2.00
$1.80
$1.60
$1.40
$1.20
$1.00
$0.80
$0.60
$0.40
$0.20
$0.00
$1.15
$1.24
$1.34
$1.38
$1.58
$1.71
$1.93
$1.18
0.30
0.54
0.74
0.68
0.73
0.82
1996 F
1997
1998
1999
2000
2001
2002
2003
Cash Generated in Q1
Annual amount of cash distributed

Highlights	Three Months Ended March 31 2003	2002
Financial (millions of dollars, except per trust unit amounts)		
Operating distributable cash flow		
Propane retailing	**$50.2**	$49.0
Pulp chemicals	**17.6**	–
Natural gas retailing	**0.6**	–
	68.4	49.0
Corporate costs	**(0.8)**	(0.7)
Interest and debenture distributions	**(10.2)**	(2.7)
Cash income taxes	**–**	(8.1)
Distributable cash flow (see Note 1 to the Consolidated Financial Statements)	**$57.4**	$37.5
Distributable cash flow per average trust unit outstanding	**$1.18**	$0.82
Average trust units outstanding (millions of units)	**48.5**	45.8
Operating		
Litres of propane sold (millions of litres)	**542**	519
Propane sales margin (cents per litre)	**16.1**	16.1
Total chemical sales (metric tonnes "MT")	**139**	N/A
Average chemical selling price (dollar per MT)	**589**	N/A
Gigajoules ("GJ") of natural gas sold (millions)	**4**	N/A
Natural gas margin (cents per GJ)	**38.4**	N/A

- **Strong heating volumes increased propane results**
- **Pulp chemicals first quarter contribution in-line with acquisition assumptions**
- **Start-up of natural gas retailing business building momentum**
- **Issue of convertible debentures and acquisition financing increase interest costs**
- **Acquisition of ERCO Worldwide enhances tax profile**
- **Conversion of Series 1 Convertible Debentures increases units outstanding**

Management Internalization

On April 3, 2003, the Fund announced plans to internalize its management structure for a total consideration of 7.0 million trust units of the Fund and 3.5 million warrants. The internalization process will result in the elimination of the management incentive and administrative fees effective January 1, 2003. Senior management will continue in their current roles as executive officers of Superior and have agreed to sign industry standard employment agreements. The employment agreements will also provide for certain retention arrangements by way of non-interest bearing loans aggregating $6.5 million to be used by senior management to purchase an aggregate of 325,000 trust units. The loans will be repaid through the payment of retention bonuses over the next four years. Pursuant to the proposal, no management or administrative fees will be payable from January 1, 2003 until closing. A Special Committee comprised of the independent directors of Superior and the trustees of the Fund was formed to consider the internalization of the management functions of Superior and the administration functions of the Fund. The Special Committee determined that the proposed management internalization transaction is in the best interests of Superior, the Fund and unitholders. The Board of Trustees of the Fund and the Board of Directors of Superior have unanimously recommended that unitholders approve the internalization transaction at the Special meeting of Unitholders on May 8th. The Board of Trustees of the Fund has approved an increase in the monthly distributions to unitholders of 9% from $0.16 per unit to $0.175 per trust unit if the internalization proposal is passed at the Special Unitholder meeting, consistent with the expected accretion in distributable cash flow resulting from the proposed internalization transaction.

Competition Tribunal Update

On March 31, 2003, the Competition Bureau confirmed that it would not appeal the Federal Court of Appeal decision of January 31, 2003 regarding the Superior/ICG merger, bringing this litigation process to a favourable conclusion. The Federal Court of Appeal confirmed that the Competition Tribunal properly followed the direction of the Federal Court of Appeal and correctly applied the facts of the case to the law, permitting the Superior/ICG merger on the basis that the efficiency gains from the merger are greater than and offset the effects of the potential lessening of competition.

Cash Distributions

On April 15, 2003, the Fund paid a cash distribution for the month of March 2003 of $0.40 per trust unit. This amount included a regular monthly distribution of $0.16 per trust unit, plus $0.24 representing the remaining undistributed cash flow generated by Superior in 2002. On April 10, 2003, the Fund declared its regular cash distribution for the month of April 2003 of $0.16 per trust unit payable on May 15, 2003 to unitholders of record on April 30, 2003. A cash distribution summary since inception of the Fund, together with tax information, is posted on our website at www.superiorplus.ca.

Management's Discussion and Analysis of 2003 First Quarter Results

The following should be read in conjunction with the Fund's financial statements contained herein, along with the Management Discussion and Analysis and Consolidated Financial Statements contained in the Fund's Annual Report for the year ended December 31, 2002.

Certain information included herein is forward looking and based upon assumptions and anticipated results that are subject to uncertainties. Should one or more of these uncertainties materialize or should the underlying assumptions prove incorrect, actual results may vary materially from those expected.

Operating Results - Superior Propane

Condensed operating distributable cash flow results for the Propane Retailing business for the first quarters ended March 31, 2003 and 2002, are provided in the table below:

Condensed Operating Results *(millions of dollars except per litre amounts)*

	Three Months Ended March 31			
	2003		2002	
Gross Profit		¢/litre		¢/litre
Propane sales	87.2	16.1	83.7	16.1
Other services	9.5	1.8	8.7	1.7
Total Gross Profit	96.7	17.9	92.4	17.8
Less: Cash operating, admin & cash tax costs	(46.3)	(8.5)	(43.6)	(8.4)
Cash generated from operations before changes in net working capital	50.4	9.4	48.8	9.4
Maintenance capital expenditures	(0.2)	–	0.2	–
Operating Distributable Cash Flow	50.2	9.4	49.0	9.4
Propane volumes sold (millions of litres)	541.8		518.8	

Operating distributable cash flow for the Propane Retailing business reached $50.2 million for the first quarter, an increase of $1.2 million (2%) over the prior year period as improved sales volumes and other sales gross profits were partially offset by higher delivery costs.

Gross profit of $96.7 million was $4.3 million higher than the prior year period as sales volumes grew by 4% with the colder weather, and other sales gross profits benefited from the contribution of increased fixed price premiums and volumes. Cooler weather (8% cooler than the prior year period and 11% cooler than average first quarter temperatures over the last 5 years), particularly in Eastern Canada, contributed to improved sales for all heating end use applications. Average propane sales margins of 16.1 cents were the same as the prior year, despite volatile wholesale propane costs experienced during the quarter. Led by increased price levels for both crude oil and natural gas, wholesale propane prices increased by approximately 46% over fourth quarter levels and 91% over prior year period levels, and then descended through the latter part of the quarter, as crude oil and natural gas prices fell.

Volume and Gross Profit by End Use Market Segment

	Three Months Ended March 31					Three Months Ended March 31			
	2003		2002			2003		2002	
End Use Applications:	Volume(1)	Gross Profit(2)	Volume(1)	Gross Profit(2)	Regions:	Volume(1)	Gross Profit(2)	Volume(1)	Gross Profit(2)
Residential	86.2	28.1	79.5	24.4	Atlantic	40.1	10.4	34.2	8.6
Commercial	136.6	28.6	143.4	29.1	Quebec	93.0	16.4	83.1	14.7
Agricultural	37.5	4.8	34.0	4.0	Ontario	141.3	31.0	121.8	26.6
Industrial	227.3	21.7	200.7	20.2	Sask/Man	84.5	9.6	76.4	9.8
Automotive	54.2	4.0	61.2	6.0	AB/NWT/YK	117.3	18.9	128.6	20.3
Other Services	–	9.5	–	8.7	BC	65.6	10.4	74.7	12.4
	541.8	96.7	518.8	92.4		541.8	96.7	518.8	92.4
Average Margin(3)	16.1		16.1			16.1		16.1	

(1) Volume of propane sold (millions of litres) (2) Millions of dollars (3) Average propane sale margin (cents per litre)

Cash operating, administrative and capital tax costs, of $46.3 million rose by 6% from the prior year but were comparable on a cents per litre basis at 8.5 cents per litre. The absolute dollar increase in expenses was principally caused by a 4% increase in sales volumes, which led to higher variable delivery costs. Truck fuel costs rose significantly with the increases in crude oil prices.

Net maintenance capital expenditures were $0.2 million in the first quarter, an increase of $0.4 million from the prior year period due to the timing of expenditures and excess equipment disposals year over year.

ERCO Worldwide

Condensed operating results for the Pulp Chemicals business for the first quarters ended March 31, 2003 and 2002 are provided for comparison purposes although the 2002 results are not included in the financial statements as the business was acquired on December 19, 2002. The first quarter of 2002 was unusually strong compared to the other 2002 quarters and stronger than the assumption used in our acquisition analysis. ERCO Worldwide's operating distributable cash flow performance in the second half of 2002 was consistent with 2003 first quarter levels.

Condensed Operating Results *(millions of dollars except per metric tonne amounts)*

	Three Months Ended March 31			
	2003		2002	
Revenue		$ per MT		$ per MT
Chemical	81.8	589	82.9	619
Technology	6.7	48	7.7	57
Cost of Sales				
Chemical	(44.9)	(323)	(41.6)	(310)
Technology	(2.5)	(18)	(2.0)	(15)
Gross Profit	41.1	296	47.0	351
Less cash operating & administrative costs	(22.5)	(162)	(19.8)	(148)
Cash generated from operations before changes in net working capital	18.6	134	27.2	203
Maintenance capital expenditures	(1.0)	(1)	(2.0)	(15)
Operating Distributable Cash Flow	17.6	133	25.2	188
Chemical volumes sold (thousands of metric tonnes)	139.0		134.0	

The Pulp Chemicals business contributed operating distributable cash flow of $17.6 million to Superior's first quarter results. Performance has continued to meet expectations since the acquisition of ERCO Worldwide.

Chemical sales volumes were robust during the first quarter, increasing 4% over the prior year period. Distributable cash flow declined by $7.6 million compared to the prior year period, due to lower realized selling prices, reflecting the impact of an average 5% appreciation in the Canadian/United States dollar exchange rate on U.S. dollar revenues over the prior year period. Higher electrical costs and lower technology royalties, and one time net foreign exchange translation losses also contributed to lower results.

Construction expenditures of $2.5 million on the new sodium chlorite plant in Thunder Bay were incurred during the quarter. Commercial startup of the plant is expected by the end of the second quarter and will more than double ERCO's existing sodium chlorite capacity. During the quarter, work also continued on the five-year cell replacement program, which will improve operating efficiency and production at the six plants. The full cost of the program is expected to be approximately $28 million of which $1.3 million was spent in the quarter and $6.3 million has been spent to-date. Both the sodium chlorite plant in Thunder Bay and the cell replacement program are considered to be growth capital in nature and are included in "other capital expenditures" on the Consolidated Statement of Cash Flows, as they expand the overall capacity of the business and therefore have been excluded from the distributable cash flow calculation. The Company is also considering the construction of a new sodium chlorate production facility in Australia to commence production in 2005, to serve the rapidly growing Asian bleached pulp market where ERCO Worldwide has had a presence for several years.

Superior Energy Management ("SEM")

SEM continued to add to its residential, commercial and light industrial customer base, generating sales of 3.65 million gigajoules during the quarter. This business, which began commercial operations in October 2002, generated distributable cash flow of $0.6 million. Condensed operating results for the quarter ended March 31, 2003 are provided below:

Condensed Operating Results *(millions of dollars except per GJ amounts)*

	Three Months Ended March 31, 2003	
		$ per GJ
Gross profit	1.4	38.4
Cash operating & administrative costs	(0.8)	(21.9)
Operating Distributable Cash Flow	0.6	16.5
Gigajoules of natural gas sold (millions)	3.65	

Corporate

Interest expense of $4.1 million increased $3.4 million over the prior year period, as revolving term bank credits and term loans increased by $345 million in December 2002 to partially fund the ERCO Worldwide acquisition.

Accrued distributions on the Series 1 and Series 2 Convertible Debentures totaled $6.1 million, an increase of $4.1 million over the prior year period. Accrued distributions on the $250 million 8% Convertible Subordinated Debentures due November 1, 2008 (the "Series 2 Debentures") issued in December 2002 to partially fund the ERCO Worldwide acquisition, contributed to a $5.0 million increase in distributions. Offsetting this were lower accrued distributions on the 8% Convertible Subordinated Debentures due July 1, 2007 (the "Series 1 Debentures"), due to the conversion of $13.2 million Series 1 Debentures during the first quarter into 0.9 million trust units ($36.3 million Series 1 Debentures have been converted into 2.3 million trust units since March 31, 2002). These Series 1 Debenture conversions contributed to a 5% year over year increase in the weighted average number of trust units outstanding. At March 31, 2002, there were $56.4 million Series 1 Debentures and $250.0 million Series 2 Debentures outstanding.

The acquisition of ERCO Worldwide has significantly enhanced Superior's tax profile, resulting in the elimination of cash income taxes during the quarter and increasing distributable cash flow. Cash income taxes of $8.1 million ($0.18/trust unit) were recorded during the first quarter of 2002. For 2003, Superior expects to be fully cash income tax deferred, consistent with prior years. Cash taxes during the first quarter were limited to capital taxes of $0.8 million.

Liquidity and Capital Resources

Revolving term bank credits and term loans aggregated $403.0 million at March 31, 2003, an increase of $342.7 million over March 31, 2002 levels. Increased year over year borrowings are principally attributable to the financing of the ERCO Worldwide acquisition. The current portion of revolving term bank credits and term loans at March 31, 2003 was $349.4 million, which Superior expects to refinance in 2003 with more permanent financing, including term debt and equity. During the first quarter, the Dominion Bond Rating Service reconfirmed Superior's credit rating at BBB (low).

Superior's net working capital requirements increased in the first quarter by $8.9 million. Working capital requirements for the Propane Retailing business peak seasonally in the first quarter and then decline through the second and third quarters before building again in the fourth quarter, consistent with the seasonal demand profile of its heating end use customers. Superior's receivable securitization program is used to finance a portion of its working capital requirements. Proceeds from the sale of receivables

increased seasonally during the first quarter by $31.1 million and amounted to $100.0 million at March 31, 2003 (March 31, 2002 - $74.6 million).

Outlook

Operating distributable cash flow from the Propane Retailing business is expected to be comparable to 2002 levels for the remainder of 2003 as the impact of the continued decline in auto propane market is expected to be offset by improvements in operating efficiencies.

ERCO Worldwide is expected to perform consistently with acquisition expectations over the remainder of 2003, and contribute to increased unitholder distributions over 2002 levels. Strong demand for sodium chlorate and sodium chlorite products is anticipated to offset the effect of an appreciating Canadian dollar on U.S. dollar revenues.

The Natural Gas Retailing business is anticipated to continue to grow profitably, generating positive distributable cash flow in 2003.

In 2003, Superior will focus on maintaining its strong financial position by refinancing the $340 million ERCO Worldwide acquisition credit facility with more permanent sources of capital, including term debt and additional equity. Over the longer term, the Fund plans to continue its disciplined approach to acquire other businesses that have risk profiles appropriate for an income fund structure. Acquisitions must be accretive to unitholder distributions and be financed in a manner that maintains Superior's existing financial strength.

For more information, please visit our website: www.superiorplus.ca or contact:

Mark Schweitzer, Executive Vice-President,
Corporate Development & CFO
Superior Plus Inc.
Phone: (403) 730-5802 / Fax: (403) 730-7519
E-mail: mschweitzer@superiorplus.ca

Theresia Reisch
Investor Relations Manager
Superior Plus Income Fund
Phone: (403) 730-5818 / Fax: (403) 730-7519
E-mail: treisch@superiorplus.ca

If you would like to listen to a recording of the April 24, 2003 investor analyst conference call on the First Quarter Results, dial 1-877-289-8525 and enter the reservation number 247949#. The call will be available for review from Thursday, April 24 after 1:00 p.m. (EST) until midnight Thursday, May 1, 2003. The conference call is also posted (audio-broadcast) under the Investor Relations section of Superior's website at: wwwsuperiorplus.ca.

SUPERIOR PLUS INCOME FUND
Consolidated Balance Sheets

(millions of dollars)	March 31 2003 (unaudited)	December 31 2002 (audited)
Assets		
Current Assets		
Accounts receivable (Note 3)	**114.7**	112.3
Inventories	**55.7**	57.7
	170.4	170.0
Capital assets, intangible assets and goodwill	**1,196.6**	1,222.7
	1,367.0	1,392.7
Liabilities and Unitholders' Equity		
Current portion of revolving term bank credits and term loans	**349.4**	340.0
Accounts payable and accrued liabilities	**109.9**	116.0
Distributions payable to unitholders and debentureholders	**26.0**	10.2
	485.3	466.2
Revolving term bank credits and term loans	**53.6**	103.4
Future employee benefits	**24.5**	24.4
Future income taxes	**151.3**	142.9
Unitholders' equity (Note 4)	**652.3**	655.8
	1,367.0	1,392.7

Consolidated Statements of Earnings and Deficit

(unaudited, in millions of dollars except for Trust Unit amounts)	Three Months Ended March 31 2003	2002
Revenues	**373.4**	180.8
Cost of products sold	**234.2**	88.4
Gross profit	**139.2**	92.4
Expenses		
Operating and administrative	**69.3**	44.1
Depreciation and amortization	**18.7**	6.8
Interest	**4.1**	0.7
Income taxes of Superior	**10.3**	8.3
	102.4	59.9
Net Earnings before Distributions to Unitholders	**36.8**	32.5
Distributions to unitholders	**(35.0)**	(32.5)
	1.8	–
Deficit, Beginning of Period	**(229.6)**	(195.9)
Adjustment for a retroactive change in accounting policy for trust unit incentive plan compensation	–	(1.1)
Distributions to debentureholders (Note 5)	**(6.1)**	(2.0)
Accretion of debentures charged to deficit (Note 4)	**(0.8)**	(0.1)
Deficit, End of Period	**(234.7)**	(199.1)
Net earnings per trust unit, before distributions to unitholders, net of distributions to debentureholders, basic (Note 4)	**$0.63**	$0.66
Net earnings per trust unit, before distributions to unitholders, net of distributions to debentureholders, diluted (Note 4)	**$0.56**	$0.62

SUPERIOR PROPANE INCOME FUND

Consolidated Statements of Cash Flows

(unaudited, in millions of dollars except per Trust Unit amounts)	Three Months Ended March 31 2003	2002
Operating Activities		
Earnings before distributions to unitholders	**36.8**	32.5
Items not affecting cash:		
Depreciation and amortization	**18.7**	6.8
Trust unit incentive plan compensation recovery	**(0.3)**	–
Future income tax expense	**9.5**	–
Cash generated from operations before changes in working capital	**64.7**	39.3
Decrease (increase) in non-cash operating working capital items	**(8.9)**	27.2
Net cash available	**55.8**	66.5
Investing Activities		
Maintenance capital expenditures, net	**(1.2)**	0.2
Other capital expenditures, net	**(4.2)**	1.5
	(5.4)	1.7
Financing Activities		
Net proceeds from sale of accounts receivable (Note 3)	**31.1**	7.0
Revolving term bank credits and term loans	**(40.4)**	(40.7)
Distributions to debentureholders	**(6.1)**	(2.0)
Distributions to unitholders	**(35.0)**	(32.5)
	(50.4)	(68.2)
Change in Cash	**–**	–
Cash at Beginning and End of Period	**–**	–

Notes to Consolidated Financial Statements

1. Distributable Cash Flows

Cash generated from operations before changes in working capital	**64.7**	39.3
Less maintenance capital expenditures, net	**(1.2)**	0.2
Less distributions to debentureholders	**(6.1)**	(2.0)
Distributable Cash Flow	**57.4**	37.5
Distributable cash flow per trust unit, basic (Note 4)	**$1.18**	$0.82
Distributable cash flow per trust unit, diluted (Note 4)	**$0.98**	$0.76

Distributable cash flow paid to holders of trust units ("Unitholders") of the Superior Plus Income Fund (the "Fund") is equal to the cash flow of Superior Plus Inc. ("Superior"), after provision for maintenance capital expenditures, distributions to holders of debentures ("Debentureholders") of the Fund and other reserves as may be considered necessary, less expenses of the Fund. Cash is received monthly by the Fund from Superior in the form of interest income earned on the $721.2 million unsecured subordinated notes, due October 1, 2026 and dividends or returns of capital received on the Class A and B Common Share investment in Superior. Any remaining undistributed cash flow in respect of the fiscal year is distributed in April of the subsequent year as part of the March distribution. Distributions to Debentureholders are accounted for on an accrual basis.

2. Accounting Policies – Interim Financial Statements

(a) Basis of Presentation

The accompanying Consolidated Financial Statements have been prepared according to Canadian generally accepted accounting principles applied on a consistent basis and include the accounts of the Fund, its wholly owned subsidiary, Superior and Superior's subsidiaries. These financial statements and notes thereto should be read in conjunction with the Fund's financial statements contained in its Annual Report for the year ended December 31, 2002. All significant

transactions and balances (including the Shareholder Notes) between the Fund, Superior and Superior's subsidiaries have been eliminated on consolidation.

In the opinion of the Administrator of the Fund, the accompanying unaudited condensed consolidated financial statements include all adjustments (of a normal recurring nature) necessary to present fairly the consolidated financial position of the Fund as of March 31, 2003 and the consolidated results of its operations for the three month periods ended March 31, 2003 and March 31, 2002.

(b) Business Segments

Superior operates three distinct business segments; the delivery of propane and propane related services and accessories under the Superior Propane trade name (the "Propane Retailing business" or "Superior Propane"); the manufacture and sale of chemicals and related products and services used primarily in the production of bleached pulp operating under the ERCO Worldwide trade name (the "Pulp Chemicals business" or "ERCO Worldwide"); and the sale of natural gas under fixed price, fixed term contracts operating under the Superior Energy Management trade name (the "Natural Gas Retailing business", or "SEM"). For segmented information, see Note 6.

Approximately 50% of Superior Propane's sales volumes are heating related and 50% are related to economic activities. Propane sales typically peak in the first quarter when approximately one-third of annual propane sales volumes and gross profits are generated due to the demand from heating end use customers. They then decline through the second and third quarters rising seasonally again in the fourth quarter with heating demand. Similarly, net working capital levels are typically at seasonally high levels at the end of the first quarter, and normally decline to seasonally low levels in the second and third quarters. Net working capital levels are also significantly influenced by wholesale propane prices. Operating cash flow and the net working capital levels of ERCO Worldwide and SEM do not have significant seasonal fluctuations.

3. Accounts Receivable

Superior sells, with limited recourse, certain trade accounts receivable on a revolving basis to an entity sponsored by a Canadian chartered bank, and has accounted for the sale in accordance with the CICA guidelines relating to transfers of receivables. The accounts receivable are sold at a discount to face value based on prevailing money market rates. Superior has retained the servicing responsibility for the accounts receivable sold and has therefore recognized a servicing liability. The level of accounts receivable sold fluctuates seasonally with the level of accounts receivable. As at March 31, 2003, net proceeds of $100.0 million (December 31, 2002 - $68.6 million) had been received. The fair value of the retained interest arising from the sale was estimated by discounting expected cash flows at prevailing money market rates.

4. Unitholders' Equity

Authorized

The Fund may issue an unlimited number of trust units. Each trust unit represents an equal undivided beneficial interest in any distributions from the Fund and in the net assets in the event of termination or wind-up of the Fund. All trust units are of the same class with equal rights and privileges.

	Issued Number of Trust Units	Equity
Unitholders' equity, December 31, 2002	**47.8**	**$655.8**
Accretion of Debentures of $0.8 million, net of corresponding charge to deficit		–
Conversion of $13.2 million Series 1 Debentures, and exercise of trust unit options	0.9	–
Trust unit incentive plan compensation recovery		(0.3)
Currency Translation Adjustment		1.1
Distributions to Debentureholders		(6.1)
Earnings before distributions to Unitholders		36.8
Distributions to Unitholders		(35.0)
Unitholders' equity, March 31, 2003	**48.7**	**$652.3**

(i) Distributable cash flow and net earnings per trust unit, before distributions to Unitholders, have been calculated using the weighted average number of trust units outstanding during the period (48.5 million in first quarter of 2003; 45.8 million in 2002). The number of trust units used in the calculation of diluted distributable cash flow and net earnings per trust unit before distributions to Unitholders, have been calculated using 65.0 million trust units in the first quarter of 2003 (49.4 million in 2002) and reflect the assumed conversion of all outstanding Series 1 and Series 2 Debentures and trust unit options.

5. Convertible Debentures

On December 17, 2002, the Fund issued $250 million, 8% Debentures maturing on November 1, 2008 (the "Series 2 Debentures") for net proceeds after issue costs of $239.5 million. On January 31, 2001 the Fund issued $100 million, 8% Debentures maturing on July 31, 2007 (the "Series 1 Debentures") for net proceeds after issue costs of $96.7 million.

The Debentures may be converted into trust units at the option of the holder at any time prior to maturity and may be redeemed by the Fund in certain circumstances. The Fund may elect to pay interest and principal upon maturity or redemption by issuing trust units to a trustee in the case of interest payments, and to the Debentureholders in the case of payment of principal. The number of any trust units issued will be determined based on market prices for the trust units at the time of issuance.

The Debentures and related interest obligation have been classified within unitholders' equity on the consolidated balance sheet because the Fund may elect to satisfy the Debenture interest and principal obligations by the issuance of trust units. The carrying value of the Series 1 Debentures as at March 31, 2003 is $54.5 million (December 2002 - $68.7 million), comprised of distribution payment obligation, holder's option, and principal amount components of $17.9 million, $0.5 million and $36.1 million (December 2002 - $22.0 million, $0.6 million and $46.1 million), respectively. The carrying value of the Series 2 Debentures as at March 31, 2003 is $240.6 million (December 2002 - $240.0 million), comprised of distribution payment obligation, holder's option, and principal amount components of $95.0 million, $1.0 million and $144.6 million (December 2002 - $95.0 million, $1.0 million and $144.0 million), respectively. Debenture payments are charged directly to the deficit.

The fixed 8% distribution obligation of the Series 1 Debentures was swapped into a floating interest rate obligation in order to maintain the existing floating interest rate profile of the revolving term bank credits and term loans that were repaid.

In the first quarter of 2003, a total of $13.2 million of Series 1 Debentures were converted to 0.9 million trust units. At March 31, 2003, $56.4 million principal amount of the Series 1 Debentures and $250.0 million of the Series 2 Debentures remain outstanding.

6. Business Segments

Superior operates three distinct business segments; the delivery of propane and propane related services and accessories, the Propane Retailing business; the manufacture and sale of chemicals and related products and services used primarily in the production of bleached pulp, the Pulp Chemicals business; and the sale of natural gas under fixed price, fixed term contracts, the Natural Gas Retailing business. Distributable cash flow is the main performance measure used by management to evaluate segment performance. (See Note 1).

In the accompanying table, all revenues and expenses were to unaffiliated parties. There are no prior period comparatives, since the fourth quarter of 2002 was the first period in which Superior had more than one reportable segment. There were no inter-segment revenues or expenses.

	For the Three Months Ended March 31, 2003				
	Propane Retailing	Pulp Chemicals	Natural Gas Retailing	Corporate	Total Consolidated
Revenues	$ 258.6	$ 88.5	$ 26.3	$ –	$ 373.4
Cost of products sold	161.9	47.4	24.9	–	234.2
Gross profit	96.7	41.1	1.4	–	139.2
Expenses					
Operating & administrative	46.0	22.0	0.8	0.5	69.3
Depreciation & amortization	6.4	12.3	–	–	18.7
Interest	–	–	–	4.1	4.1
Income taxes of Superior	7.2	2.9	0.2	–	10.3
	59.6	37.2	1.0	4.6	102.4
Net earnings before distributions to Unitholders	37.1	3.9	0.4	(4.6)	36.8
Add: Depreciation & amortization	6.4	12.3	–	–	18.7
Future income tax expense	6.9	2.4	0.2	–	9.5
Less: Maintenance capital expenditures, net	(0.2)	(1.0)	–	–	(1.2)
Trust unit incentive plan recovery	–	–	–	(0.3)	(0.3)
Distributions to Debentureholders	–	–	–	(6.1)	(6.1)
Distributable cash flow (Note 1)	$ 50.2	$ 17.6	$ 0.6	$ (11.0)	$ 57.4
Total assets as of March 31, 2003	$ 610.2	$ 746.8	$ 10.0	$ –	$1,367.0
Total assets as of December 31, 2002	$ 624.8	$ 767.9	–	–	$1,392.7

Geographic Information	Canada	United States	Other	Total Consolidated
Revenues	$ 327.4	$ 40.6	$ 5.4	$ 373.4
Capital assets, intangible assets and goodwill as of March 31/03	$ 1,026.6	$ 170.0	$ –	$ 1,196.6
Total assets as of March 31, 2003	$ 1,182.5	$ 184.5	$ –	$ 1,367.0
Capital assets, intangible assets and goodwill as of Dec 31/02	$ 1,052.1	$ 170.6	$ –	$ 1,222.7
Total assets as of December 31, 2002	$ 1,238.2	$ 154.5	$ –	$ 1,392.7

7. Subsequent Events

On April 3, 2003, the Fund announced plans to internalize its management structure for a total consideration of 7.0 million trust units of the Fund and 3.5 million warrants, with a total value of approximately $139.0 million. The internalization process will result in the elimination of the management incentive fee effective January 1, 2003. Senior management will continue in their current roles as executive officers of Superior and have agreed to sign industry standard employment agreements. The employment agreements will also provide for certain retention arrangements by way of non-interest bearing loans aggregating $6.5 million to be used by senior management to purchase an aggregate of 325,000 trust units. The loans will be repaid through the payment of retention bonuses over the next four years. Pursuant to the proposal, no management or administrative fees will be payable from January 1, 2003 to closing. It is anticipated that the transaction will be completed on or about May 8, 2003, subject to regulatory and unitholder approvals. A Special Committee comprised of the independent directors of Superior and the trustees of the Fund was formed to consider the internalization of the management functions of Superior and the administration functions of the Fund. The Special Committee determined that the proposed management internalization transaction is in the best interests of Superior, the Fund and unitholders. The Board of Trustees of the Fund and the Board of Directors of Superior have unanimously recommended that unitholders approve the internalization transaction.

On April 1, 2003 the Fund announced that the Competition Bureau would not appeal the Federal Court of Appeal's latest favourable decision rendered on January 31, 2003 regarding the merger of Superior and ICG Propane, bringing this litigation process to a favourable conclusion.

END

Superior Plus
Income Fund

Theresia R. Reisch
Investor Relations Manager
& Secretary to the Fund
Direct Telephone: (403) 730-5818
Direct Facsimile: (403) 730-7519
E-mail: treisch@superiorplus.ca

April 29, 2003

To: Securities Commissions or similar regulatory authorities in each Province and Territory of Canada

And To: The Toronto Stock Exchange

CONFIRMATION OF MAILING CERTIFICATE
RE: DISSEMINATION TO UNITHOLDERS

With respect to the 2003 First Quarter Report to Unitholders of the Superior Plus Income Fund containing the requisite financial statements for the period ended March 31, 2003, we confirm that the mailing of the 2003 First Quarter Report to the appropriate Unitholders was completed on Tuesday, April 29, 2003.

Yours truly,
Superior Plus Income Fund

signed: *"Theresia R. Reisch"*

Theresia R. Reisch
Investor Relations Manager
& Secretary to the Fund.

h:\spif\ interim\MailCert.doc

Superior Plus
Income Fund

NEWS RELEASE **May 8, 2003**

SUPERIOR PLUS COMPLETES INTERNALIZATION OF MANAGEMENT AND DECLARES INCREASE TO MAY CASH DISTRIBUTION

Calgary, AB...Superior Plus Income Fund (the "Fund") is pleased to announce that it has received Unitholder approval and completed the previously announced management internalization transaction, eliminating all management incentive fees from January 1, 2003 and going forward.

Accordingly, the Board of Trustees of the Fund increased the monthly cash distribution rate by 9% and declared a cash distribution for the month of May 2003 of $0.175 (17.5 cents) per trust unit payable on June 13, 2003. The record date is May 31, 2003 and the ex-distribution date will be May 28, 2003. This will bring the annualized cash distribution rate to $2.10 consistent with the expected accretion in distributable cash flow resulting from the elimination of the management incentive fee. In accordance with its distribution policy, the Fund will be paying any undistributed cash flow earned by Superior in 2003, as part of the March 2004 distribution. A summary of cash distributions since inception and tax information is posted on the Investor Relations section of Superior's website at: www.superiorplus.ca.

Mr. Grant D. Billing, Executive Chairman of Superior said: "We are very pleased with the support received from Unitholders on the internalization. This transaction will strengthen Superior's financial position and provide access to lower cost of capital, which will allow us to continue to grow the business and create value for our Unitholders over the long term."

At the Annual and Special Meeting held today, approximately 79% of the units voted by Unitholders (73% excluding units voted by the Manager and other interested Unitholders) were in favour of the resolution to internalize management and terminate the management and administration agreements, as outlined in the information circular dated April 3, 2003. In addition, Unitholders voted in favour of the re-election of the Board of Trustees and the auditors. The amendment to the trust unit option plan was not approved.

The Fund holds 100% of Superior, which has three operating divisions. Superior Propane is Canada's largest distributor of propane, related products and services. ERCO Worldwide provides chemicals and technology to the pulp and paper and water treatment industries. Superior Energy Management provides natural gas supply services, predominately to commercial and industrial markets in Ontario.

For income tax purposes, the income from the May cash distribution of $0.175 per trust unit is considered to be:

- a dividend of $0.0457 per trust unit
- other income of $0.1293 per trust unit

Superior Plus Income Fund trust units trade on the Toronto Stock Exchange (the "TSX") under the trading symbol SPF.UN. There are 48.7 million trust units outstanding. The Fund's 8% Convertible Unsecured Subordinated Debentures, Series 1 and Series 2, trade on the TSX under the trading symbols SPF.DB and SPF.DB.A, respectively.

For more information please contact:

Theresia R. Reisch
Investor Relations Manager
Superior Plus Income Fund
Tel: (403) 730-5818 / Fax: (403) 730-7519
E-mail: treisch@superiorplus.ca

Superior Plus Income Fund
1111 - 49 Avenue NE
Calgary, Alberta T2E 8V2
Website: www.superiorplus.ca
Toll Free: 1-877-341-7500

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FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102 Resale of Securities

Superior Plus Income Fund has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on May 8, 2003 of 7,325,000 Trust Units and 3,500,000 Warrants, Superior Plus Income Fund was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Calgary, Alberta, the 14th day of May, 2003.

SUPERIOR PLUS INCOME FUND

Per: (Signed) *"Norman R. Gish"*
Norman R. Gish
Trustee

INSTRUCTIONS:

1. If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1. above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2. If the issuer has completed 2. above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.

Superior Plus Income Fund

Superior Plus Inc.

NEWS RELEASE *May 22, 2003*

Superior Plus Comments on S&P Rating Change

Superior Plus Income Fund (the "Fund") and Superior Plus Inc. ("Superior") today confirmed that Standard & Poor's ("S&P") lowered the corporate credit rating of Superior to BB+, from BBB- and changed its rating outlook from negative to stable. Dominion Bond Rating Service confirmed Superior's corporate credit rating at BBB(low) with a stable outlook in January 2003.

S&P stated, "The acquisition of the pulp chemicals business, ERCO Worldwide ("ERCO") has materially changed Superior's business profile and increased leverage. Although the company's operations are now more diversified, the addition of the pulp chemicals business has not decreased the company's overall risk profile."

S&P indicated that Superior's business risk profile benefits from its position as the largest propane distributor in Canada and the utility-like characteristics of the business. ERCO is the world's largest supplier of modern chlorine dioxide generators and related technology, and the second largest supplier of sodium chlorate in North America. It has a strong competitive position in a mature industry. ERCO's exposure to the volatile pulp and paper industry is partially offset by the fact that sodium chlorate represents less than 5% of cost in the pulp production process. Superior's consolidated financial risk profile reflects the increased leverage used to finance the pulp chemicals acquisition including the Fund's subordinated convertible debentures, which S&P consider as pure debt obligations.

Geoff Mackey, President and Chief Executive Officer of Superior commented, "We are disappointed with the action taken by S&P and recognize it will marginally affect our cost of capital. However, the rating change will have no material impact on our access to capital, liquidity, operations or plans. We agree Superior's propane business has a strong business risk profile. The acquisition of the ERCO Worldwide pulp chemicals business in December 2002, provides Superior with meaningful business diversification and a source of future distributable cash flow growth. ERCO has historically delivered very stable financial performance and has met our acquisition expectations during our first six months of ownership. This contributed to our record first quarter results in 2003."

S&P's concern regarding Superior's increased use of leverage reflects the issuance by the Fund of $250 million subordinated convertible debentures in December 2002, used to partially fund the ERCO acquisition. While the debentures are senior to trust units at the Fund level, the distributions are not part of Superior's capital structure where the credit rating is applied.

In addition, the Fund has the ability to pay interest and principal repayment obligations through the issuance of units. For these reasons, we consider the Fund's convertible debenture obligations to be equity-like and are not pure-debt obligations of Superior. The Fund and Superior remain committed to maintaining a strong financial position to facilitate the efficient execution of its business plans. This strategy has provided Superior and the Fund with the foundation from which increased distributions to unitholders have been delivered every year since the Fund's inception in 1996, and will remain a fundamental part of our strategy going forward.

The Fund holds 100% of Superior, which has three operating divisions. Superior Propane is Canada's largest distributor of propane, related products and services. ERCO Worldwide provides chemicals and technology to the pulp and paper and water treatment industries. Superior Energy Management provides natural gas supply services, predominantly to commercial and industrial markets in Ontario.

The Fund's trust units trade on the Toronto Stock Exchange (the "TSX") under the trading symbol SPF.UN. There are 56.1 million trust units outstanding. The Fund's 8% Convertible Unsecured Subordinated Debentures, Series 1 and Series 2, trade on the TSX under the trading symbols SPF.DB and SPF. DB.A, respectively.

For more information please contact:

W. Mark Schweitzer
Executive Vice President, Corporate Development
and Chief Financial Officer
Superior Plus Inc.
Tel: (403) 730-5802/Fax: (403) 730-7519
E-mail: mschweitzer@superiorplus.ca

Superior Plus Income Fund
1111 – 49 Avenue NE
Calgary, Alberta T2E 8V2
Website: www.superiorplus.ca
Toll Free: 1-877-341-7500

Superior Plus
Income Fund

NEWS RELEASE **May 26, 2003**

Superior Plus Income Fund Announces $94 million Offering of Treasury Units and $73 million Offering of Secondary Units

Calgary, Alberta... Superior Plus Income Fund (the "Fund") is pleased to announce that it has entered into a bought deal agreement with a group of underwriters led by Scotia Capital Inc. to issue 4,500,000 million units by the Fund at $20.90 per unit resulting in gross proceeds to the Fund of approximately $94.1 million. In addition, certain unitholders of the Fund (the "Selling Unitholders") have also agreed to sell 3,500,000 units on a bought deal basis on the same terms as the Fund. The Selling Unitholders have granted the underwriters an option to expand the size of the issue by up to an additional 1,257,956 units up to 48 hours prior to closing. Gross proceeds from the secondary offering will be approximately $73.2 million. Should the total underwriters' option be fully exercised, gross proceeds from the secondary offering will increase to $99.4 million. The Fund will not receive any proceeds from the sale of units by the Selling Unitholders.

The net proceeds of the offering received by the Fund will be used to repay a portion of the debt incurred in connection with the acquisition of the ERCO Worldwide acquisition in December 2002. The Selling Unitholders are comprised of The Enterprise Capital LP, The Enterprise Capital F1 LP, The Enterprise Capital Trust, Enterprise Capital Management Inc., and the Manufacturers Life Insurance Company, who together with senior executives of Superior Plus Inc. ("Superior"), received on May 8, 2003 unit and warrant consideration for the internalization of management functions of Superior and administrative functions of the Fund.

Geoffrey Mackey, President and CEO of Superior said, "This offering by the Fund is an important step in completing our plan to refinance debt incurred in connection with the acquisition of ERCO Worldwide and maintaining the Fund's strong financial position. The sale of units by the Selling Shareholders will further increase the liquidity of the Fund's units to the benefit of all unit holders."

The issue is expected to close on or about June 11, 2003 and is subject to obtaining required regulatory approvals. Purchasers of the units from this offering will be eligible to receive the distribution for the month of June 2003, payable on or about July 15, 2003. The underwriting syndicate consists of Scotia Capital Inc., CIBC World Markets Inc., RBC Capital Markets, TD Securities Inc., National Bank Financial Inc., BMO Nesbitt Burns Inc., Canaccord Capital Corporation, Desjardins Secuities Inc., FirstEnergy Capital Corp., and HSBC Securities (Canada) Inc.

The Fund holds 100% of Superior, which has three operating divisions. Superior Propane is Canada's largest distributor of propane, related products and services. ERCO Worldwide provides chemicals and technology to the pulp and paper and water treatment industries. Superior Energy Management provides natural gas supply services, predominantly to commercial and industrial markets in Ontario.

The Fund's trust units trade on the Toronto Stock Exchange (the "TSX") under the trading symbol SPF.UN. After giving effect to this offering, there will be 60.6 million trust units outstanding. The Fund's 8% Convertible Unsecured Subordinated Debentures, Series 1 and Series 2, trade on the TSX under the trading symbols SPF. DB and SPF. DB.A, respectively.

Not for distribution to U.S. news wire services or dissemination in the United States.

For more information please contact:

Mark Schweitzer
Executive Vice President, Corporate Development
& Chief Financial Officer
Superior Plus Inc.
Tel: (403) 730-5802/Fax: (403) 730-7519

Superior Plus Income Fund
1111 – 49 Avenue NE
Calgary, Alberta T2E 8V2
Website www.superiorplus.ca
Toll Free: 1-877-341-7500

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A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in each of the provinces of Canada but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This preliminary short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. These securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act") or any state securities laws. Accordingly, these securities may not be offered or sold within the United States or to a U.S. person (as such term is defined in Regulation S under the 1933 Act) except in transactions exempt from the registration requirements of the 1933 Act and applicable state securities laws. This preliminary short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States of America.

Preliminary Short Form Prospectus

New Issue and Secondary Offering

May 28, 2003

Superior Plus Income Fund

$167,200,000

8,000,000 Trust Units

An aggregate of 8,000,000 trust units ("Units") of Superior Plus Income Fund (the "Fund") are being offered, of which 4,500,000 Units will be issued and sold by the Fund and 3,500,000 Units will be sold by The Enterprise Capital LP, The Enterprise Capital FI LP, The Enterprise Capital Trust, Enterprise Capital Management Inc. (on behalf of its discretionary accounts) and The Manufacturers Life Insurance Company (collectively, the "Selling Unitholders"). The Fund will not receive any of the proceeds relating to the Units sold by the Selling Unitholders. See "Selling Unitholders".

The outstanding Units are listed on the Toronto Stock Exchange (the "TSX") under the symbol SPF.UN. On May 27, 2003, the closing price of the Units on the TSX was $21.15 per Unit. The offering price of the Units was determined by negotiation among the Fund, the Selling Unitholders and Scotia Capital Inc., on its own behalf and on behalf of the Underwriters as defined below. The Underwriters may effect transactions which stabilize or maintain the market price for the Units at levels other than those which otherwise might prevail in the open market. See "Plan of Distribution".

Price: $20.90 per Unit

	Price	Underwriters' Fee	Net Proceeds to the Fund(1)	Net Proceeds to the Selling Unitholders(1)(2)
Per Unit	$20.90	$1.045	$19.855	$19.855
Total	$167,200,000	$8,360,000	$89,347,500	$69,492,500

Notes:

(1) Before deducting the expenses of the offering, estimated to be $500,000, $490,000 of which will be paid by the Fund and $10,000 of which will be paid by the Selling Unitholders.

(2) The Selling Unitholders have granted the Underwriters an option (the "Option"), exercisable until 48 hours prior to the closing of the offering, to purchase up to an additional 1,257,956 Units at the offering price. This prospectus qualifies the distribution of the Units issuable upon the exercise thereof. If the Option is exercised in full, the total Price, Underwriters' Fee, Net Proceeds to the Fund (before deducting other expenses of the issue) and Net Proceeds to the Selling Unitholders (before deducting other expenses of the issue) will be $193,491,280, $9,674,564, $89,347,500 and $94,469,216, respectively. See "Plan of Distribution" and "Selling Unitholders".

Scotia Capital Inc., CIBC World Markets Inc., RBC Dominion Securities Inc., TD Securities Inc., National Bank Financial Inc., BMO Nesbitt Burns Inc., Canaccord Capital Corporation, Desjardins Securities Inc., FirstEnergy Capital Corp. and HSBC Securities Inc. (collectively, the "Underwriters"), as principals, conditionally offer the Units, subject to prior sale, if, as and when issued by the Fund and delivered by the Selling Unitholders and accepted by the Underwriters in accordance with the conditions contained in the underwriting agreement referred to under "Plan of Distribution" and subject to approval of certain legal matters on behalf of the Fund by Macleod Dixon LLP, on behalf of the Selling Unitholders by Stikeman Elliott LLP and on behalf of the Underwriters by Fraser Milner Casgrain LLP. Subscriptions for Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Certificates for the Units will be available for delivery at closing, which is expected to occur on or about June 11, 2003. See "Details of the Offering".

Scotia Capital Inc., CIBC World Markets Inc., RBC Dominion Securities Inc., TD Securities Inc. and National Bank Financial Inc. are each, directly or indirectly, a wholly-owned or majority owned subsidiary of a Canadian chartered bank which is a lender to Superior Plus Inc. ("Superior"), which is wholly-owned by the Fund. Consequently, the Fund may be considered to be a connected issuer of each of these Underwriters for the purposes of securities legislation in certain provinces. The net proceeds of the offering received by the Fund will be used to repay a portion of the indebtedness of Superior to such banks, which indebtedness was incurred in connection with the acquisition of ERCO Worldwide. See "Relationship Among the Fund, Superior and Certain Underwriters", "Details of the Offering" and "Use of Proceeds".

The Manufacturers Life Insurance Company, one of the Selling Unitholders, owns 1,904,762 of the Class C common shares and certain convertible debentures of Canaccord Holdings Ltd., which represents more than 20% of the outstanding voting and equity securities of Canaccord Holdings Ltd. on a fully diluted basis. Canaccord Capital Corporation is a wholly-owned subsidiary of Canaccord Holdings Ltd. Consequently, The Manufacturers Life Insurance Company may be considered to be a related issuer of Canaccord Capital Corporation for the purposes of securities legislation in certain provinces. See "Relationship Between a Selling Unitholder and an Underwriter".

TABLE OF CONTENTS

Page

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this preliminary short form prospectus from documents filed with securities commissions or similar authorities in the provinces of Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of the Fund at 1111 – 49 Avenue N.E., Calgary, Alberta, T2E 8V2, (403) 730-7500. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record of the Fund. A copy of such permanent information record may be obtained from the Secretary of the Fund at the above-mentioned address and telephone number.

The following documents, filed with the securities commissions or similar authorities in the provinces of Canada, are specifically incorporated by reference in this preliminary short form prospectus:

(a) the Annual Information Form of the Fund dated April 3, 2003 (including the documents incorporated by reference therein);

(b) the comparative audited consolidated financial statements of the Fund for the year ended December 31, 2002, together with the auditors' report thereon;

(c) "Management's Discussion and Analysis" of financial results and financial condition of the Fund for the year ended December 31, 2002;

(d) the First Quarter Release and Report to unitholders for the three months ended March 31, 2003 which includes the comparative financial statements and the associated "Management's Discussion and Analysis" of financial results and financial condition of the Fund for the same period;

(e) the Information Circular of the Fund dated April 3, 2003 issued in connection with the annual and special meeting of the unitholders held on May 8, 2003, excluding those portions under the headings "Current Structure of the Fund and Governance Practices" and "Performance Graph" which shall be deemed not to be incorporated by reference herein;

(f) the material change report of the Fund dated April 11, 2003 in respect of the internalization of the management structure of the Fund; and

(g) the audited combined financial statements of Total Sterling Pulp Chemicals (Debtor-in-Possession) for the years ended September 30, 2002 and 2001, together with the auditors' report thereon contained in the short form prospectus of the Fund dated December 5, 2002.

Any of the following documents, if filed by the Fund with the provincial securities commissions or similar authorities in Canada after the date of this preliminary short form prospectus and before the termination of the offering, are deemed to be incorporated by reference in this preliminary short form prospectus:

(a) material change reports (except confidential material change reports);

(b) comparative interim financial statements and the associated "Management's Discussion and Analysis" of financial results and financial condition of the Fund for the same period;

(c) comparative financial statements for the Fund's most recently completed financial year, together with the accompanying report of the auditor; and

(d) information circulars (excluding those portions thereof which, pursuant to National Instrument No. 44-101 of the Canadian Securities Administrators, are not required to be incorporated by reference herein).

Documents are not incorporated by reference to the extent their contents are modified or superseded by a statement contained in this preliminary short form prospectus or in any other subsequently filed document that is also incorporated by reference in this preliminary short form prospectus.

FORWARD LOOKING STATEMENTS

Certain statements contained in this preliminary short form prospectus and the documents incorporated by reference herein, including estimates of future distributable cash flow as well as other statements about anticipated future events or results, are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "targeting" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. The forward-looking statements that are contained in this preliminary short form prospectus and the documents incorporated by reference herein involve a number of risks and uncertainties. As a consequence, actual results might differ materially from results forecast or suggested in these forward-looking statements. Some of these risks and uncertainties are identified under the heading "Business Risks" in the Management's Discussion and Analysis of financial results and financial condition of the Fund for the year ended December 31, 2002 and in this preliminary short form prospectus under the heading "Risk Factors". Additional information regarding these factors and other important factors that could cause results to differ materially may be referred to as part of particular forward-looking statements. The forward-looking statements are qualified in their entirety by reference to the important factors discussed under the heading "Business Risks" in the Management's Discussion and Analysis of financial results and financial condition of the Fund for the year ended December 31, 2002, in this preliminary short form prospectus under the heading "Risk Factors" and to those factors that may be discussed as part of particular forward-looking statements.

SUPERIOR PLUS INCOME FUND

The Fund is an unincorporated trust established under the laws of the Province of Alberta which completed its initial public offering in September, 1996. The principal office of the Fund is 1111 - 49 Avenue N.E., Calgary, Alberta, T2E 8V2. The Fund was established as a limited purpose trust and its activities are restricted to owning, acquiring, holding and transferring securities of Superior and to certain other ancillary purposes. The Fund makes cash distributions to unitholders of all of the dividend and interest income earned or returns of capital from the common shares and notes of Superior that are held by the Fund, after distributions to debentureholders and provisions for administrative expenses and accounting reserves of the Fund. The Fund owns 100% of the outstanding shares and notes of Superior.

SUPERIOR PLUS INC.

Superior has three operating divisions carrying on distinct business activities. Superior Propane is Canada's largest distributor of propane, related products and services. With approximately 1,800 employees, Superior Propane is a national retailer, delivering propane gas and providing services to close to 300,000 customers across Canada. Superior Propane's total sales volumes represent 50-55% of the total estimated Canadian retail propane market. ERCO Worldwide, acquired by Superior in December 2002, is the second largest supplier of sodium chlorate in North America. Sodium chlorate is used mainly to generate chlorine dioxide to bleach wood pulp used in the production of high quality paper products. ERCO Worldwide is the world's largest supplier of modern chlorine dioxide generators and related technology for the pulp and paper industry and is a leader in developing new generators and technology for the water purification and food treatment industries. Superior Energy Management is Superior's natural gas retailing business which began operations in Ontario in mid-2002. Superior Energy Management's current strategy is to focus its marketing efforts on the commercial and light industrial markets in Ontario.

RECENT DEVELOPMENTS

Management Internalization

In mid-2002, Superior SMS Limited Partnership (the "Manager"), Superior's Board of Directors and the Fund's Board of Trustees began considering the internalization of the management functions of Superior and the administrative functions of the Fund with the objective of eliminating future fees payable to the Manager under Superior's management agreement and the Fund's administration agreement. In October 2002, Superior's Board of Directors established a special committee consisting of independent directors of Superior and the trustees of the Fund (the "Special Committee") to consider various alternative transactions to, among other things, internalize the management functions of Superior and the administrative functions of the Fund, improve the governance structures of Superior and the Fund and retain the senior executives of Superior who were employees of the Manager (the "Senior Executives").

On April 2, 2003, Superior, the Fund and the Manager agreed to internalize Superior's management in consideration for the issuance of 7,000,000 Units and 3,500,000 warrants ("Warrants") of the Fund (collectively, the "Internalization Securities") each entitling the holder thereof to acquire one Unit upon exercise thereof and payment of $20.00 per Unit, for a period of 5 years from the issuance thereof (the "Internalization Transaction"). The Internalization Transaction would result in no further management or administration fees being incurred by Superior or the Fund effective January 1, 2003, which were estimated to be $25.2 million for the fiscal year ended December 31, 2003.

On April 2, 2003, the Special Committee unanimously determined that the consideration to be paid in respect of the Internalization Transaction was in the best interests of Superior, the Fund and the unitholders, other than the Manager, and recommended that the Board of Directors of Superior and the trustees of the Fund approve the terms of the Internalization Transaction and further recommended that the Internalization Transaction be presented to the unitholders for their approval. In connection therewith, the Special Committee also recommended that separate employment agreements be entered into between Superior and the Senior Executives providing for, among other things, certain retention arrangements designed to secure the employment of the Senior Executives over the next four years ("Retention Arrangements"). Also on April 2, 2003, the Board of Directors of Superior and

the Board of Trustees of the Fund determined unanimously that the Internalization Transaction and the Retention Arrangements were in the best interests of the Fund and the unitholders, other than the Manager, and unanimously recommended that unitholders vote in favour of the Internalization Transaction and the Retention Arrangements at the Annual and Special Meeting of unitholders held May 8, 2003 (the "Meeting").

The Internalization Transaction and the Retention Arrangements were approved by the unitholders of the Fund at the Meeting and closing of the Internalization Transaction took place on May 8, 2003. Upon completion of the Internalization Transaction and the elimination of the role of the Manager, the Fund confirmed its previously announced 9% increase to the monthly cash distribution rate and declared a cash distribution for the month of May of $0.175 per Unit payable on or about June 13, 2003. For information relating to the pro forma effect of the Internalization Transaction on the Fund, see Note 4 to the unaudited pro forma consolidated statement of earnings of the Fund set forth herein.

Credit Ratings

In January 2003, after the acquisition of ERCO Worldwide by Superior and the issue of unsecured subordinated convertible debentures by the Fund, Dominion Bond Rating Service confirmed Superior's general corporate credit rating as BBB(low) with a stable outlook. On May 22, 2003, Standard & Poor's ("S&P") lowered its rating of Superior's corporate credit from BBB- to BB+ and changed its rating outlook from negative to stable following a review of Superior's consolidated business and financial profile after the acquisition of ERCO Worldwide. S&P stated in its press release that it believed the acquisition of ERCO Worldwide has materially changed Superior's business profile and increased leverage. Moreover, S&P stated that although Superior's operations are now more diversified, the addition of the pulp chemicals business has not decreased Superior's overall risk profile.

S&P stated that Superior's business risk profile benefits from its position as the largest propane distributor in Canada and the utility-like characteristics of the business. S&P also indicated that ERCO Worldwide has a strong competitive position in a mature industry. Its exposure to the volatile pulp and paper industry is partially offset by the fact that sodium chlorate represents less than 5% of costs in the pulp production process. S&P further stated that Superior's consolidated financial risk profile reflects the increased leverage used to finance the pulp chemicals acquisition including the Fund's subordinated convertible debentures, which S&P considers to be pure debt obligations of Superior.

The acquisition of ERCO Worldwide in December 2002 provided Superior with business diversification and a source of future distributable cash flow growth. While the rating change by S&P will marginally increase Superior's cost of capital, Superior believes it will have no material effect on its access to capital, liquidity, operations or plans. Further, S&P's concern regarding Superior's increased leverage reflects the issuance by the Fund of $250 million unsecured subordinated convertible debentures in December 2002, the net proceeds of which were used to partially fund the ERCO Worldwide acquisition. While such debentures are senior to Units at the Fund level, the debentures are not part of Superior's capital structure where the credit rating is applied. In addition, the Fund has the ability to satisfy its principal and interest obligations through the issuance of Units. For these reasons, the Fund considers these obligations to be equity-like and not pure debt obligations of Superior. See "Consolidated Capitalization of the Fund".

Australian Sodium Chlorate Facility

Superior has been actively considering the construction of a greenfield sodium chlorate plant in Australia to meet the growing demand for the product in eastern Asia. The proposed facility would produce approximately 70,000 metric tonnes of sodium chlorate per year, would cost approximately $100 million (Cdn) to construct and would take approximately 2 years from the initiation of construction to start-up. Superior has not yet decided to go ahead with the project, however, the determination as to whether to proceed may be made within the next 3 months. The Fund plans to continue to review and pursue growth opportunities such as this project and disciplined acquisitions of other businesses over time that have low risk profiles appropriate for an income fund structure. Growth projects and acquisitions must be accretive to unitholder distributions and be financed in a manner that maintains Superior's existing financial strength.

Competition Tribunal Conclusion

On March 31, 2003, the Competition Bureau confirmed that it would not appeal the Federal Court of Appeal decision of January 31, 2003 regarding the Superior/ICG merger, bringing this litigation process to a favourable conclusion. The Federal Court of Appeal confirmed that the Competition Tribunal properly followed the direction of The Federal Court of Appeal and correctly applied the facts of the case to the law, permitting the Superior/ICG merger on the basis that the efficiency gains from the merger are greater than and offset the effects of the potential lessening of competition.

SELECTED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The following table sets out certain consolidated financial information for the Fund and certain pro forma consolidated financial information for the Fund after giving effect to the acquisition by Superior of ERCO Worldwide (formerly, the pulp chemicals business of Sterling Chemicals, Inc. and certain of its subsidiaries) and certain other adjustments. **The following information should be read in conjunction with the Unaudited Pro Forma Consolidated Statement of Earnings of the Fund set forth herein, including the notes thereto.**

Pro forma distributable cash flow per Unit (basic and diluted) reflects the effect of this issue and the application of the net proceeds of this issue to partially repay the acquisition bridge credit facilities (see Note 2 of the Unaudited Pro Forma Consolidated Statement of Earnings), which indebtedness was incurred in connection with the acquisition of ERCO Worldwide.

In addition, the pro forma impact of the elimination of management incentive fees and related management retention arrangements in consideration for the issuance of the 7,325,000 Units and 3,500,000 Warrants pursuant to the Internalization Transaction and Retention Arrangements which became effective on May 8, 2003, is shown in Note 4 of the Unaudited Pro Forma Consolidated Statement of Earnings.

Distributable cash flow paid to unitholders is equal to the cash flow of Superior, after provision for maintenance capital expenditures, distributions to debentureholders of the Fund and other reserves as may be considered necessary, less expenses of the Fund. Commencing in July 2002, the Fund changed its frequency of distributions to unitholders from a quarterly to a monthly basis. Cash is received monthly by the Fund from Superior in the form of interest income earned on the $864.2 million unsecured subordinated notes issued by Superior to the Fund, due October 1, 2026 and dividends or returns of capital received on the common shares in Superior. Any remaining distributable cash flow in respect of the fiscal year is distributed in April of the subsequent year as part of the March distribution. Distributions to holders of debentures of the Fund are accounted for on an accrual basis.

Distributable cash flow is a term that does not have a standardized meaning prescribed by generally accepted accounting principles and may not be comparable to similar measures presented by other entities.

	For the year ended December 31, 2002 (millions of dollars, except per trust unit amounts)			
	The Fund	ERCO Worldwide[(1)]	Pro Forma Consolidated[(2)]	Pro Forma Consolidated after Management Internalization[(2)(3)]
	(audited) $	(unaudited) $	(unaudited) $	(unaudited) $
Revenue	640.9	351.4	992.3	992.3
Cash flow from operations	101.4	91.5	162.4	194.0
Net Earnings before distributions to unitholders	68.8	58.8	96.9	116.1
Earnings per trust unit, before distributions to unitholders, net of distributions to debentureholders, basic	1.29	n/a	1.36	1.52
Earnings per trust unit, before distributions to unitholders, net of distributions to debentureholders, diluted	1.29	n/a	1.36	1.47
Distributable cash flow	90.6	78.9	119.8	151.4
Distributable cash flow per trust unit, basic	1.93	n/a	2.33	2.58

	For the year ended December 31, 2002 (millions of dollars, except per trust unit amounts)			
	The Fund	ERCO Worldwide(1)	Pro Forma Consolidated(2)	Pro Forma Consolidated after Management Internalization(2)(3)
	(audited)	(unaudited)	(unaudited)	(unaudited)
	$	$	$	$
Distributable cash flow per trust unit, diluted	1.88	n/a	2.14	2.26

Notes:

(1) ERCO Worldwide unaudited financial information is for the period January 1, 2002 to December 18, 2002. Superior acquired ERCO Worldwide on December 19, 2002.

(2) See the notes to the Unaudited Pro Forma Consolidated Statement of Earnings set forth herein for assumptions and adjustments. The Unaudited Pro Forma Consolidated Statement of Earnings may not be indicative of results that actually would have occurred if the events reflected herein had been in effect on the dates indicated in the notes thereto or of the results expected in future periods.

(3) See Note 4 to the Unaudited Pro Forma Consolidated Statement of Earnings set forth herein.

SELLING UNITHOLDERS

In connection with the Internalization Transaction, the Fund entered into a distribution rights agreement (the "Distribution Rights Agreement") with the Selling Unitholders and the Senior Executives on May 8, 2003 pursuant to which the Fund agreed, for a period of four months after the closing of the Internalization Transaction, to facilitate the secondary offering of the Internalization Securities acquired by the Selling Unitholders and the Senior Executives pursuant to the Internalization Transaction.

The Distribution Rights Agreement provides that if, at any time prior to September 9, 2003, the Fund proposes to qualify any equity securities of the Fund by way of a prospectus, the Trust will use its reasonable best efforts to include in any qualification all of the Internalization Securities which the Selling Unitholders and the Senior Executives request be included in such distribution.

The number of Internalization Securities included in any qualification may be limited by the Fund if any lead underwriter advises the Fund that in its opinion, the number of Internalization Securities requested to be qualified, together with the equity securities proposed to be issued by the Fund, exceeds the number which the Fund is advised by such underwriter can be sold in an orderly manner in such offering within a price range acceptable to the Fund, acting reasonably. In the event the number of Internalization Securities to be qualified is to be limited, a sufficient number of Internalization Securities shall be excluded to reduce the total amount of securities to be included in such qualification to the number of Internalization Securities which the Fund determines to include under such secondary offering. The Selling Unitholders have requested that an aggregate number of up to 4,757,956 Units be qualified and sold pursuant to this short form prospectus. The Senior Executives have elected to not qualify or sell any of their Internalization Securities pursuant to this short form prospectus.

In accordance with the terms of the Distribution Rights Agreement, the Fund has agreed to bear all fees and expenses incidental to the performance of or compliance with the Distribution Rights Agreement by the Fund, provided however, that the Selling Unitholders shall be responsible for any fees and expenses of their counsel, any commissions, fees or discounts of the Underwriters and similar fees and any transfer taxes related to the Internalization Securities being distributed pursuant to an offering.

The Units being sold by the Selling Unitholders hereunder, including any Units which may be sold pursuant to the exercise of the Option, were acquired by the Selling Unitholders on May 8, 2003 pursuant to the Internalization Transaction. Of the Units being sold by the Selling Unitholders approximately: (i) 30% are being sold by The Enterprise Capital LP, (ii) 45.1% are being sold by The Enterprise Capital FI LP, (iii) 8.4% are being sold by The Enterprise Capital Trust, (iv) 0.5% are being sold by Enterprise Capital Management Inc. (on behalf of discretionary accounts) and (v) 15.9% are being sold by The Manufacturers Life Insurance Company.

As of May 27, 2003, the Selling Unitholders, as a group, own, directly or indirectly, an aggregate of 5,108,079 Units and Warrants representing approximately 73% of the outstanding Warrants, exerciseable for an

aggregate of 2,554,039 Units. Upon completion of the offering, the Selling Unitholders, as a group, will own, directly or indirectly, an aggregate of 1,608,079 Units or approximately 2.6% of the issued and outstanding Units and 73% of the outstanding Warrants. If the Option granted by the Selling Unitholders is exercised in full, the Selling Unitholders will beneficially own, directly or indirectly, 350,123 Units or approximately 0.6% of the issued and outstanding Units. In addition, the Selling Unitholders hold beneficial interests in Superior Investment Trust (the "Investment Trust"). The Investment Trust currently holds a total of 4,845,501 Units of which an aggregate of 4,360,957 are beneficially owned by the Selling Unitholders.

During the 12 months preceding the date hereof, none of the Selling Unitholders have acquired Units except through their beneficial interests in the Investment Trust and through the Internalization Transaction. The Investment Trust acquired an aggregate of 201,444 Units on August 30, 2002, September 4, 2002, December 23, 2002 and February 25, 2003 at costs per Unit of $19.37, $19.13, $18.88 and $21.05 respectively; such Units were acquired to maintain the Investment Trust's 10% interest in the Fund.

USE OF PROCEEDS

The net proceeds to be received by the Fund from the sale of the Units offered hereby are estimated to be $88.8 million, after deducting the Fund's share of the Underwriters' Fees and estimated expenses of the offering of $4.7 million and $0.5 million, respectively. The net proceeds to the Fund will be used by the Fund to subscribe for securities of Superior. Superior will use the net proceeds to repay a portion of the indebtedness under its senior acquisition bridge facility, which indebtedness was incurred to finance a portion of the ERCO Worldwide acquisition. For details on the acquisition of ERCO Worldwide, see pages 13 to 20 of the Fund's Annual Information Form dated April 3, 2003 incorporated by reference herein. See also "Relationship Among the Fund, Superior and Certain Underwriters".

The Fund will not receive any of the proceeds from the sale of Units by the Selling Unitholders.

DETAILS OF THE OFFERING

The offering consists of 8,000,000 Units at a price of $20.90 per Unit, of which 4,500,000 Units will be issued and sold by the Fund and 3,500,000 Units will be sold by the Selling Unitholders with up to an additional 1,257,956 Units being sold by the Selling Unitholders if the Option is fully exercised.

The following is a summary of the material attributes and characteristics of the Units. This summary does not purport to be complete and is subject to, and qualified by, reference to the terms of the declaration of trust of the Fund dated August 2, 1996, as amended (the "Declaration of Trust").

The authorized capital of the Fund consists of an unlimited number of Units which may be issued pursuant to the Declaration of Trust. As at the date hereof after giving effect to this offering, approximately 60.6 million Units are issued and outstanding. The holders of Units are entitled to vote at all meetings of holders of Units on the basis of one vote per Unit. Each Unit is transferable and represents an equal undivided beneficial interest in any distributions from the Fund whether of net income, net realized capital gains or other amounts, and in the net assets of the Fund in the event of termination or winding-up of the Fund. Currently, the Fund makes monthly cash distributions to its unitholders. All Units are of the same class with equal rights and privileges. Units are not subject to future calls or assessments. Units are redeemable at any time at the option of the holder on the terms described in the Declaration of Trust. The Fund may issue additional Units and options therefor from time to time on terms and conditions acceptable to the trustees of the Fund.

The Declaration of Trust also provides for, among other things, the calling of meetings of unitholders, the conduct of business thereof, notice provisions, the appointment and removal of the trustees of the Fund and the form of Unit certificates. The Declaration of Trust also provides that no unitholder shall be personally liable to any person in connection with the Fund and the activities of the Fund and all claims against the Fund shall be satisfied out of the assets of the Fund.

Purchasers of Units pursuant to this offering will not be eligible to receive the distribution payable on June 13, 2003 but, provided such purchasers continue to own Units on June 30, 2003, will be entitled to receive the distribution payable on or about July 15, 2003 to unitholders of record on June 30, 2003. See "Distributions to Unitholders".

CONSOLIDATED CAPITALIZATION OF THE FUND

The following table sets forth the consolidated capitalization of the Fund as at March 31, 2003, both before and after giving effect to the offering and the Internalization Transaction.

Designation	Authorized	As at March 31, 2003 before giving effect to the offering and the Internalization Transaction	As at March 31, 2003 after giving effect to the offering and the Internalization Transaction
Long Term Debt(1)(2)	-	$403,000,000	$314,200,000
Series 1, 8% Debentures	$100,000,000	$56,400,000	$56,400,000
Series 2, 8% Debentures	$250,000,000	$250,000,000	$250,000,000
Units(3)(4)	Unlimited	$345,900,000 (48,700,000 Units)	$430,900,000 (60,600,000 Units)
Warrants	3,500,000	-	$1,300,000 (3,500,000 Warrants)

Notes:

(1) As at March 31, 2003, the aggregate balance of revolving term bank credits and term loans was $403.0 million and was comprised of a current portion of $349.4 million and a long term portion of $53.6 million. Prior to the downgrade in Superior's corporate credit rating by S&P on May 22, 2003 these term bank credits and term loans were unsecured. However, as a result of such downgrade, the terms of such bank credits and term loans provide that Superior shall provide to the lenders security over all of the assets, property and undertakings of Superior and certain of its subsidiaries. As of the date hereof Superior has advised the lenders of the downgrade and is in discussions with the lenders on the provision of the required security.

(2) The Fund sells, with limited recourse, certain trade accounts receivable on a revolving basis to an entity sponsored by a Canadian chartered bank. As at March 31, 2003, net proceeds of $100.0 million had been received from the sale of receivables under the program and are not included in Long Term Debt amounts shown above.

(3) As at March 31, 2003, the Fund had issued 0.5 million options under its trust unit incentive plan. After giving effect to the Internalization Transaction and related management retention arrangements, the Fund had issued 1.2 million options under its trust unit incentive plan.

(4) Based on the issuance of 4.5 million Units by the Fund for aggregate proceeds of $94.1 million, less the Fund's share of the Underwriters' Fee of $4.7 million thereon and expenses of the issue estimated to be $0.5 million.

(5) As at March 31, 2003, the Fund's unitholders' equity was $652.3 million, comprised of $56.4 million Series 1, 8% Debentures, $250.0 million Series 2, 8% Debentures and $345.9 million of unitholders equity.

PRICE RANGE AND TRADING VOLUME OF THE UNITS

The following table sets forth the market price ranges and the aggregate volume of trading of the Units on the TSX for the periods indicated.

	High	Low	Volume
2001			
First Quarter	$17.10	$15.50	4,535,380
Second Quarter	$16.45	$13.81	5,556,320
Third Quarter	$16.75	$14.50	3,495,933
Fourth Quarter	$17.50	$15.37	2,973,281
2002			
First Quarter	$18.74	$16.25	4,717,700
Second Quarter	$19.62	$17.50	5,744,327
Third Quarter	$20.00	$17.25	5,309,346
Fourth Quarter	$20.35	$18.16	5,898,033

	High	Low	Volume
2003			
First Quarter	$21.49	$18.50	6,141,390
April	$21.59	$19.31	2,412,397
May (1 - 27)	$21.73	$20.75	2,845,400

On May 27, 2003, the closing price per Unit on the TSX was $21.15.

DISTRIBUTIONS TO UNITHOLDERS

The following per Unit distributions have been paid to unitholders on record dates during the periods referred to below.

	Distribution Per Unit
2001	
First Quarter	$0.590
Second Quarter	$0.330
Third Quarter	$0.350
Fourth Quarter	$0.400
2002	
First Quarter	$0.700
Second Quarter	$0.430
July(1)	$0.143
August	$0.143
September	$0.143
October	$0.143
November	$0.143
December	$0.143
2003	
January	$0.160
February	$0.160
March	$0.400
April	$0.160

Note:
(1) In July 2002, the Fund began paying monthly distributions in lieu of quarterly distributions.

The Fund has declared a distribution of $0.175 per Unit to be payable on June 13, 2003 to unitholders of record on May 31, 2003. Purchasers of Units pursuant to this offering will not be eligible to receive the distribution payable on June 13, 2003 but, provided such purchasers continue to own Units on June 30, 2003, will be entitled to receive the distribution payable on or about July 15, 2003 to unitholders of record on June 30, 2003.

PLAN OF DISTRIBUTION

Subject to the terms and conditions of an underwriting agreement (the "Underwriting Agreement") dated May 28, 2003, among the Fund, Superior, the Selling Unitholders and the Underwriters, the Fund has agreed to issue and sell an aggregate of 4,500,000 Units and the Selling Unitholders have agreed to sell an aggregate of 3,500,000 Units at a price of $20.90 per Unit to the Underwriters for a total consideration of $167,200,000, and the Underwriters have severally agreed to purchase such Units, as principals, on June 11, 2003, or on such later date as may be agreed upon by the parties to the Underwriting Agreement (the "Closing Date"). In connection with this offering, the Fund and the Selling Unitholders will pay the Underwriters a fee of $1.045 per Unit sold for an aggregate fee of $8,360,000. Accordingly, the Fund will pay an aggregate of $4,702,500 of the Underwriters' Fees

and the Selling Unitholders will pay an aggregate of $3,657,500 of the Underwriters' Fees. The offering price of the Units was determined by negotiation among the Fund, the Selling Unitholders and Scotia Capital Inc., on its own behalf and on behalf of the Underwriters.

The Underwriters have been granted an option by the Selling Unitholders (the "Option") exercisable up to 48 hours prior to the Closing Date, to purchase up to an additional 1,257,956 Units at the offering price of $20.90 per Unit. The Units to be sold upon exercise of the Option will be provided by the Selling Unitholders. If the Option is exercised in full, the Fund will receive total gross proceeds of $94,050,000, the Selling Unitholders will receive total gross proceeds of $99,441,280, the total Underwriters' Fees will be $9,674,564 and the Fund will receive net proceeds of $89,347,500 before deducting expenses of the offering.

The Fund and the Selling Unitholders have agreed that the Fund shall be responsible for any fees and expenses incurred in connection with this offering except that the Selling Unitholders shall be responsible for all fees and expenses of their counsel, the Underwriters' Fees, commissions and discounts of the Underwriters and similar fees and any transfer taxes related to the Internalization Securities distributed pursuant to this offering. The Fund has agreed to indemnify the Selling Unitholders (including their officers, directors, partners, members, employees and agents) for any losses arising as a result of any untrue statement of material fact contained in the prospectus, any omission of a material fact required to be stated therein or any violation of securities laws except insofar as the same are caused by or contained in any information furnished in writing to the Fund by the Selling Unitholders for inclusion in such prospectus or for any failure to deliver a copy of the prospectus where the Fund has provided sufficient copies to such Selling Unitholder. The Selling Unitholders have severally agreed to indemnify the Fund and Superior (including their trustees, directors and officers) for any losses arising out of any violation of securities laws and any untrue statement of a material fact contained in the prospectus or any omission of a material fact required to be stated therein but only insofar as the untrue statement or omission is contained in or omitted from any information furnished in writing by such Selling Unitholder for the acknowledged purpose of inclusion in such prospectus.

The obligations of the Underwriters under the Underwriting Agreement are several, and not joint, and may be terminated at their discretion on the basis of their assessment of the state of the financial markets and may also be terminated upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of the Units if any are purchased under the Underwriting Agreement. If an Underwriter fails to purchase the Units which it has agreed to purchase, any one or more of the other Underwriters may, but is not obligated to, purchase such Units.

The Fund and the Selling Unitholders have been advised by the Underwriters that, in connection with the offering, the Underwriters may effect transactions which stabilize or maintain the market price of the Units at levels above those which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

Each of the Fund, the Selling Unitholders and the Senior Executives have agreed that prior to 100 days after the closing date, they shall not, directly or indirectly, sell or offer to sell any Units, or otherwise lend, transfer or dispose of any securities exchangeable, convertible or exercisable into Units (other than through the exercise of rights to acquire Units) or enter into any swap or other arrangements that transfers to another, in whole or in part, any of the economic consequences of ownership of Units, whether any such transaction is settled by delivery of Units or other such securities, in cash or otherwise, or announce an intention to do any of the foregoing with the exception of, Units issued pursuant to the Fund's trust unit incentive plan, upon the exercise of the Warrants and upon the conversion of any debentures of the Fund, without the consent of Scotia Capital Inc., as lead Underwriter, which consent may not be unreasonably withheld.

The TSX has approved the listing of the 3,500,000 Units being sold by the Selling Unitholders and the Units which may be sold by the Selling Unitholders upon the exercise of the Option. The Fund has applied to list the 4,500,000 Units to be distributed by the Fund under this short form prospectus on the TSX. Listing of the 4,500,000 Units to be distributed by the Fund hereunder is subject to the Fund fulfilling all of the listing requirements of the TSX.

The Units have not been and will not be registered under the United States *Securities Act of 1933*, as amended (the "1933 Act") or any state securities laws, and accordingly may not be offered or sold within the United States or to U.S. persons (as such term is defined in Regulation S under the 1933 Act) except in transactions exempt from the registration requirements of the 1933 Act and applicable state securities laws. The Underwriting Agreement enables the Underwriters to offer and resell the Units to certain qualified institutional buyers in the United States, provided such offers and sales are made in accordance with Rule 144A under the 1933 Act. Moreover, the Underwriting Agreement provides that the Underwriters will offer and sell the Units outside the United States only in accordance with Regulation S under the 1933 Act.

In addition, until 40 days after the commencement of this offering, any offer or sale of Units offered hereby within the United States by any dealer (whether or not participating in the offering) may violate the registration requirements of the 1933 Act if such offer or sale is made otherwise than in accordance with Rule 144A under the 1933 Act.

RELATIONSHIP AMONG THE FUND, SUPERIOR AND CERTAIN UNDERWRITERS

Scotia Capital Inc., CIBC World Markets Inc., RBC Dominion Securities Inc., TD Securities Inc. and National Bank Financial Inc. are each, directly or indirectly, a wholly-owned or majority-owned subsidiary of a Canadian chartered bank which is a lender to Superior. Consequently, the Fund may be considered to be a connected issuer of each of these Underwriters under applicable securities legislation. The net proceeds to the Fund will be used by the Fund to subscribe for securities of Superior. Superior will, in turn, use the net proceeds to repay a portion of its indebtedness under its senior acquisition bridge facility, which indebtedness was incurred to acquire ERCO Worldwide.

As at May 23, 2003, $355 million was outstanding under Superior's credit facilities, including its senior acquisition bridge facility, with these lenders. Superior is in compliance with all material terms of the agreements governing its credit facilities, and none of the lenders has waived any material breach by Superior of such agreements since their execution. The financial position of Superior has not changed substantially since the indebtedness under its credit facilities was incurred. Prior to the downgrade in Superior's corporate credit rating by S&P on May 22, 2003, Superior's credit facilities were not secured. The terms of such credit facilities provide that where the S&P credit rating is down-graded below BBB-, Superior is required to provide security to the lenders over all of the assets, property and undertakings of Superior and certain of its subsidiaries. Superior has advised such lenders of the downgrade and is in discussions with the lenders on the provisions of the required security but as of the date hereof such facilities were not secured.

The decision to distribute the Units offered hereby and the determination of the terms of the distribution were made through negotiations primarily between the Fund, the Selling Unitholders and Scotia Capital Inc., on its own behalf and on behalf of the remaining Underwriters. The lenders under the credit facilities did not have any involvement in such decision or determination, but have been advised of the issuance and the terms thereof. As a consequence of the offering, each of Scotia Capital Inc., CIBC World Markets Inc., RBC Dominion Securities Inc., TD Securities Inc. and National Bank Financial Inc. will receive its share of the Underwriters' Fee.

RELATIONSHIP BETWEEN A SELLING UNITHOLDER AND AN UNDERWRITER

The Manufacturers Life Insurance Company, one of the Selling Unitholders, owns 1,904,762 of the Class C common shares and certain convertible debentures of Canaccord Holdings Ltd., which represents more than 20% of the outstanding voting and equity securities of Canaccord Holdings Ltd. on a fully diluted basis. Canaccord Capital Corporation is a wholly-owned subsidiary of Canaccord Holdings Ltd. Consequently, The Manufacturers Life Insurance Company may be considered to be a related issuer of Canaccord Capital Corporation for the purposes of securities legislation in certain provinces.

The decision to distribute the Units offered hereby and the determination of the terms of the distribution were made through negotiations primarily between the Fund, the Selling Unitholders and Scotia Capital Inc., on its own behalf and on behalf of the remaining Underwriters. As a consequence of the offering, Canaccord Capital Corporation will receive its share of the Underwriters' Fee.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Macleod Dixon LLP and Fraser Milner Casgrain LLP, the following summary describes the principal Canadian federal income tax considerations pursuant to the *Income Tax Act* (Canada) (the "Tax Act") and the regulations thereunder (the "Regulations") generally applicable to a holder who acquires Units pursuant to this offering and who, for purposes of the Tax Act and all relevant times, holds the Units as capital property, is resident of Canada and deals at arm's length with the Fund. Generally, the Units will be considered to be capital property to a holder provided the holder does not hold the Units in the course of carrying on a business of trading or dealing in Units and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. Certain holders who might not otherwise be considered to hold their Units as capital property may, in certain circumstances, be entitled to have them treated as capital property by making the election permitted by subsection 39(4) of the Tax Act. This summary is not applicable to (a) a subscriber that is a "financial institution", as defined in the Tax Act for the purposes of the mark-to-market rules, (b) a subscriber, an interest in which would be a "tax shelter investment" as defined in the Tax Act, or (c) a subscriber that is a "specified financial institution" as defined in the Tax Act. Any such subscriber should consult its own tax advisor with respect to an investment in the Units.

This summary is based upon the provisions of the Tax Act and the Regulations in force as of the date hereof, all specific proposals to amend the Tax Act that have been publicly announced prior to the date hereof (the "Proposed Amendments") and counsels' understanding of the current published administrative practices of the Canada Customs and Revenue Agency. This summary assumes the Proposed Amendments will be enacted in the form proposed, however, no assurance can be given that the Proposed Amendments will be enacted in the form proposed, if at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account any changes in the law, whether by legislative, governmental or judicial action, nor does it take into account provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder or prospective holder of Units, and no representations with respect to the income tax consequences to any holder or prospective holder are made. Consequently, holders and prospective holders of Units should consult their own tax advisors for advice with respect to the tax consequences to them of acquiring Units pursuant to this offering, having regard to their particular circumstances.

Status of the Fund

The Fund currently qualifies as a "unit trust", under the Tax Act. Based on representations from the Manager and the Fund, the Fund also qualifies as a "mutual fund trust" under the Tax Act. This summary assumes that the Fund will continue to so qualify at all times for the duration of its existence. In order to qualify as a "mutual fund trust" at any particular time, the Fund must satisfy certain distribution requirements and investment restrictions. The Fund has certain restrictions on its activities and its powers and certain rights against non-resident unitholders such that it is reasonable to expect that these requirements and restrictions will be satisfied. In the event the Fund were not to so qualify as a mutual fund trust at a particular time, the income tax considerations would be materially different in certain respects from those described herein.

Taxation of the Fund

The Fund is subject to taxation in each taxation year on its income for the year, including net realized taxable capital gains, less the portion thereof that is paid or payable in the year to unitholders and which is deducted by the Fund in computing its income for purposes of the Tax Act. An amount will be considered to be payable in a taxation year to a unitholder if it is paid in the year by the Fund or the unitholder is entitled in the year to enforce payment of the amount. The taxation year of the Fund is the calendar year.

The Fund is required to include in its income for each taxation year all interest on notes of Superior that accrues to the Fund to the end of the year, or that becomes receivable or is received by it before the end of the year, except to the extent that such interest was included in computing its income for a preceding taxation year. Provided

that appropriate designations are made by the Fund, all dividends which would otherwise be included in its income as dividends received on the shares of Superior will be deemed to have been received by the unitholders and not to have been received by the Fund. In computing its income for tax purposes the Fund may deduct reasonable administrative, interest and other expenses incurred to earn income and may amortize, over a five year period, the underwriting fees and other expenses of the offering hereunder. Payments to the Fund by Superior in connection with and equal to any reduction of the paid-up capital of the shares of Superior will not be included in calculating the income of the Fund, but will be deducted in calculating the adjusted cost base of the Fund in such shares of Superior held by the Fund.

Under the Declaration of Trust, an amount equal to all of the income of the Fund for each year, (excluding capital gains which may be realized by the Fund upon a distribution in specie of notes and shares of Superior in connection with a redemption of Units) net of the Fund's expenses will be payable to unitholders in the year. Income of the Fund may be used to finance cash redemptions of Units, and accordingly such income so utilized will not be payable or paid to unitholders by way of cash distributions but rather will be payable and paid in the form of additional Units.

Where the Fund distributes notes and shares of Superior to a unitholder on a redemption of Units, the Fund will be deemed to receive proceeds of disposition equal to the fair market value of such property at that time (excluding any accrued interest on the notes), and such distribution may give rise to income or capital gains to the Fund. In addition, the Fund will be required to include in its income any interest that had accrued on the notes so disposed of to the extent not otherwise included in its income for the year of disposition or a previous year. The Fund will be entitled for each taxation year to reduce (or receive a refund in respect of) its liability, if any, for tax on its net taxable capital gains by an amount determined under the Tax Act based on the redemption or retraction of Units during the year (the "Capital Gains Refund"). The Capital Gains Refund in a particular year may not completely offset the Fund's tax liability for such taxation year that may arise upon distributions of property in connection with the redemption of Units. The Declaration of Trust provides that income of the Trust which is required to satisfy any tax liability on the part of the Trust shall not be payable to unitholders.

For the purposes of the Tax Act, the Declaration of Trust generally requires the Trustee to deduct, in computing the Fund's income, the full amount available for deduction in each year to the extent of its taxable income otherwise determined. Therefore, as a result of such deduction from income and the Fund's entitlement to a Capital Gains Refund, it is expected that the Fund will not be liable for any material tax under the Tax Act. However, no assurances can be given in this regard.

Taxation of Unitholders

A unitholder will generally be required to include in computing income for a particular taxation year of the unitholder, the portion of the net income of the Fund for a taxation year, including net realized taxable capital gains, that is paid or payable to the unitholder in that particular taxation year.

Provided that appropriate designations are made by the Fund, such portions of its net taxable capital gains and taxable dividends that are paid or payable to a unitholder will effectively retain their character and be treated as such in the hands of the unitholder for purposes of the Tax Act. Such dividends will be subject, inter alia, to the gross-up and dividend tax credit provisions in respect of individuals, the refundable tax under Part IV of the Tax Act in respect of private corporations and the deduction in computing taxable income in respect of dividends received by taxable Canadian corporations.

The non-taxable portion of any net realized capital gains of the Fund (being one half thereof) that is paid or payable to a unitholder in a year will not be included in computing the unitholder's income for the year. Any other amount in excess of the net income of the Fund that is paid or payable to a unitholder in a year should not generally be included in the unitholder's income for the year. However, where such an amount becomes payable to a unitholder (other than as proceeds of disposition in respect of the redemption of Units) this will give rise to a reduction in the adjusted cost base of the Units held by such unitholder, except to the extent that the amount either was included in the income of the unitholder or was the unitholder's share of the non-taxable portion of the net capital gains of the Fund, the taxable portion of which was designated by the Fund in respect of the unitholder. To the extent that the adjusted cost base of a Unit would otherwise be less than zero, the negative amount will be

deemed to be a capital gain realized by the unitholder from the disposition of Units in the year in which the negative amount arises.

The cost to a unitholder of Units acquired pursuant to this offering will equal the purchase price of the Units plus the amount of any other reasonable costs incurred in connection therewith. The cost of Units acquired pursuant to this offering must be averaged with the adjusted cost base of all other Units held by the unitholder at that time as capital property to determine the adjusted cost base to the unitholder of each Unit.

Upon the disposition or deemed disposition by a unitholder of a Unit, whether on a redemption or otherwise, the unitholder will generally realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition are greater (or less) than the aggregate of the unitholder's adjusted cost base of the Unit and any reasonable costs associated with the disposition. Where Units are redeemed and shares or debt of Superior, are distributed *in specie* to a unitholder on the redemption, the proceeds of disposition to the unitholder of the Units will generally be equal to the fair market value of the property so distributed less the amount of any income or capital gain realized by the Fund on the distribution of such property.

A capital loss realized on the disposition of a Unit will generally be reduced by the amount of any non taxable dividends payable to the unitholder and, where the unitholder is a corporation, the amount of any taxable dividends that are deductible by the corporation in computing taxable income. Similar rules apply where the unitholder is a partnership or a trust. Where a unitholder that is a corporation or a trust (other than a mutual fund trust) disposes of a Unit, the unitholder's capital loss from the disposition will generally be reduced by the amount of dividends from taxable Canadian corporations previously designated by the Fund to the unitholder except to the extent that a loss on a previous disposition of a Unit has been reduced by such dividends. Analogous rules apply where a corporation or trust (other than a mutual fund trust) is a member of a partnership that disposes of Units.

One-half of any capital gain realized by a unitholder and the amount of any net taxable capital gains designated by the Fund in respect of the unitholder will be included in the unitholder's income under the Tax Act for the year of disposition as a taxable capital gain. One-half of any capital loss realized on the disposition of a Unit may be deducted against any taxable gains realized by the unitholder in the year of disposition, in the three preceding taxation years or any subsequent taxation year, subject to the detailed rules contained in the Tax Act.

The adjusted cost base of any shares and notes of Superior distributed to a unitholder by the Fund upon a redemption of Units, or upon the termination of the Fund, will be equal to the fair market value of such shares and notes at the time of the distribution less, in the case of the notes, any accrued interest thereon. Such a unitholder will be required to include in income, interest on the notes (including interest that had accrued to the date of the acquisition of the notes by the unitholder) in accordance with the provisions of the Tax Act. To the extent that the unitholder is required to include in income any interest that had accrued to the date of the acquisition of the notes, an offsetting deduction will be available.

A unitholder that is a "Canadian-controlled private corporation" as defined in the Tax Act may be liable to pay additional refundable tax of 6 2/3% on certain investment income including taxable capital gains and interest.

RISK FACTORS

An investment in the Units is subject to certain risks. Investors should carefully consider the risks described under the heading "Business Risks" in the Management's Discussion and Analysis of financial results and financial condition of the Fund for the year ended December 31, 2002 incorporated by reference in this prospectus prior to making an investment in the Units. In addition, investors in Units should also consider the following risks.

Investment Eligibility

The Fund will endeavour to ensure that the Units continue to be qualified investments for registered retirement savings plans, registered education savings plans, deferred profit sharing plans and registered retirement income funds and that the Units are not foreign property under the Tax Act. No assurance can be given in this

regard. The Tax Act imposes penalties for the acquisition or holding of non-qualified or ineligible investments and on excess holdings of foreign property.

Changes in Legislation

There can be no assurance that the treatment of mutual fund trusts will not be changed in a manner which adversely affects unitholders. If the Fund ceases to qualify as a "mutual fund trust" under the Tax Act, the Units will cease to be qualified investments for registered retirement savings plans, registered education savings plans, deferred profit sharing plans and registered retirement income funds.

Nature of Units

The Units do not represent a traditional investment and should not be viewed by investors as shares in Superior. The Units represent a fractional interest in the Fund. The Units do not represent a direct investment in Superior's business. Holders of Units will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions.

The Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Fund is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Unitholder Limited Liability

The Declaration of Trust provides that no unitholder will be subject to any liability in connection with the Fund or its obligations solely in his capacity as a unitholder and no such unitholder shall be liable to indemnify any person with respect to such obligations or liabilities and all such persons shall only have recourse to the Fund's assets to satisfy any claims.

The Declaration of Trust provides that in respect of obligations or liabilities being incurred by the Fund, the trustees shall make all reasonable efforts to include a specific term in such obligations or liabilities that neither the unitholders nor the trustees have any personal liability or obligations therefor. Personal liability may also arise in respect of claims against the Fund that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability of this nature arising is considered unlikely.

The operations of the Fund will be conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability on the unitholders for claims against the Fund.

Redemption Right

It is anticipated that the redemption right will not be the primary mechanism for unitholders to liquidate their investments. Notes and shares which may be distributed *in specie* to unitholders in connection with a redemption will not be listed on any stock exchange and no established market is expected to develop for such notes and shares. Cash redemptions are subject to limitations.

Additional Financing

To the extent that external sources of capital, including the issuance of additional Units become limited or unavailable, the Fund's and Superior's ability to make the necessary capital investments to maintain or expand its current business will be impaired. To the extent that the Fund or Superior are required to use cash flow to finance capital expenditures or to complete acquisitions, the level of distributable cash flow will be reduced.

ELIGIBILITY FOR INVESTMENT

In the opinion of Macleod Dixon LLP and Fraser Milner Casgrain LLP, based on legislation in effect on the date of this preliminary short form prospectus, the Units offered hereby will not be precluded as investments, in each case subject to general investment standards and the satisfaction of additional requirements relating to investment or lending policies, standards, procedures, or goals, under or by the following statutes and where applicable, the relevant regulations:

Cooperative Credit Associations Act (Canada)
Insurance Companies Act (Canada)
Pension Benefits Standards Act, 1985 (Canada)
Trust and Loan Companies Act (Canada)
Employment Pension Plans Act (Alberta)
Loan and Trust Corporations Act (Alberta)
Financial Institutions Act (British Columbia)
The Insurance Act (Manitoba)
The Pension Benefits Act (Manitoba)
The Trustee Act (Manitoba)
Pension Benefits Act, 1992 (Saskatchewan)
Pension Benefits Act (Ontario)
Loan and Trust Corporations Act (Ontario)
An Act respecting insurance (Quebec) (in respect of insurers other than guarantee fund corporations)
Supplemental Pension Plans Act (Quebec)
An Act respecting trust companies and savings companies (Quebec) (for a trust company investing its own funds and deposits it receives and a savings company investing its own funds)

Also, in the opinion of such counsel, based on representations from Superior and the Fund as to certain factual matters, the Units offered hereby will, on the date of closing, be qualified investments under the Tax Act and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans and will not, on the date of closing, be foreign property for the purpose of the Tax Act.

LEGAL MATTERS

Certain legal matters in connection with the issuance and sale of the securities offered hereby will be passed upon on behalf of the Fund by Macleod Dixon LLP, on behalf of the Selling Unitholders by Stikeman Elliott LLP and on behalf of the Underwriters by Fraser Milner Casgrain LLP.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Fund are Deloitte & Touche LLP, Chartered Accountants, 3000 Scotia Centre, 700 – 2nd Street, SW, Calgary, Alberta, T2P 0S7.

The transfer agent and registrar for the Units is CIBC Mellon Trust Company at its principal offices in Toronto, Ontario and Calgary, Alberta.

INTERESTS OF EXPERTS

As of the date hereof, the partners and associates of each of Macleod Dixon LLP and Fraser Milner Casgrain LLP, as a group, beneficially own, directly or indirectly, less than 1% of the Units. As of the date hereof, the partners of Deloitte & Touche LLP, as a group, did not beneficially own, directly or indirectly, any of the Units. In addition, none of the aforementioned persons or companies, nor any director, officer or employee of any of the aforementioned persons or companies, is or is expected to be elected, appointed or employed as a director, officer or employee of the Fund or of any associates or affiliates of the Fund, except for Mr. Robert Engbloom, a director of Superior who is a partner at Macleod Dixon LLP, which law firm renders legal services to the Fund.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in several of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS

Deloitte & Touche LLP
3000, 700 Second Street SW
Calgary AB Canada T2P 0S7

Telephone +1 403-267-1700
Facsimile +1 403-264-2871

COMPILATION REPORT

To the Trustees of
Superior Plus Income Fund

We have reviewed, as to compilation only, the accompanying unaudited pro forma consolidated statement of earnings of **Superior Plus Income Fund** for the year ended December 31, 2002, which has been prepared for inclusion in this short form prospectus dated May 28, 2003. In our opinion, the unaudited pro forma consolidated statement of earnings has been properly compiled to give effect to the proposed transaction and the assumptions described in the notes thereto.

Calgary, Alberta
May •, 2003

Chartered Accountants

SUPERIOR PLUS INCOME FUND
Unaudited Pro Forma Consolidated Statement of Earnings
(millions of dollars except per unit amounts)

	Year Ended December 31, 2002 Fund (Note1 A)	Period January 1, 2002 to December 18, 2002 ERCO Worldwide (Note 1B)	Pro Forma Adjustments	Notes	Year Ended December 31, 2002 Pro Forma Consolidated
Revenues	640.9	351.4	-		992.3
Cost of products sold	345.1	176.0	-		521.1
Gross profit	295.8	175.4	-		471.2
Expenses					
Operating and administrative	180.0	83.3	-		263.3
Management incentive fee	11.1	-	20.5	3 (b)	31.6
Depreciation and amortization	28.7	32.7	10.0	3 (c)	71.4
Interest	2.8	-	10.0	3 (d)	12.8
Income taxes	4.4	0.6	(9.8)	3 (e)	(4.8)
	227.0	116.6	30.7		374.3
Net earnings before distributions to unitholders	68.8	58.8	(30.7)		96.9
Net earnings per trust unit, before distributions to unitholders, net of distributions to debentureholders, basic and diluted (Note 5(i))	$1.29				$1.36

Superior Plus Income Fund
Notes to Unaudited Pro Forma Consolidated Statement of Earnings

1. Basis of Presentation

On December 19, 2002, Superior Plus Inc. ("Superior") acquired the Pulp Chemicals business of Sterling Chemicals, Inc. ("Pulp Chemicals Business") on a debt free basis for cash consideration of $584.5 million. Effective February 26, 2003, the name of the Pulp Chemicals Business was changed to ERCO Worldwide ("ERCO").

The accompanying unaudited pro forma consolidated Statement of Earnings (the "Pro Forma Statement") of Superior Plus Income Fund (the "Fund"), (formerly Superior Propane Income Fund), has been prepared in accordance with Canadian generally accepted accounting principles by the Fund, in order to give effect to the acquisition of ERCO as if it had been owned by Superior effective January 1, 2002.

The unaudited pro forma statement of earnings and distributable cash flow (See Note 2) is comprised of information derived from:

A) The Fund's comparative audited consolidated financial statements for the year ended December 31, 2002.

B) Unaudited financial information for ERCO for the period January 1, 2002 through December 18, 2002. This financial information that was used to derive the unaudited pro forma consolidated statement of earnings was prepared for the purpose of creating such unaudited pro forma consolidated statement of earnings and does not conform with the financial statements incorporated by reference in the prospectus.

The unaudited pro forma consolidated statement of earnings is not necessarily indicative of the results of operations that would have occurred during the year ended December 31, 2002 had the acquisition of ERCO been effected on January 1, 2002, nor is the unaudited pro forma consolidated statement of earnings necessarily indicative of future years.

The pro forma statement should be read in conjunction with the Fund's comparative audited consolidated financial statements and Management's Discussion & Analysis for the year ended December 31, 2002 and the comparative audited combined financial statements of the Pulp Chemicals Business as at and for the year ended September 30, 2002. (Incorporated herein by reference - See page 1).

2. Distributable Cash Flow for the year ended December 31, 2002

	Fund (Note 1A)	ERCO Worldwide (Note 1B)	Pro Forma Adjustments	Notes	Pro Forma Consolidated
Net earnings before distributions to unitholders	$68.8	$58.8	$(30.7)	-	$96.9
Items not affecting cash:					
Depreciation & amortization	28.7	32.7	10.0	**3 (c)**	71.4
Trust unit incentive plan compensation expense	0.2		-		0.2
Future income tax expense (recovery)	3.7	-	(9.8)	**3 (e)**	(6.1)
Cash generated from operations before changes in working capital	101.4	91.5	(30.5)		162.4
Deduct:					
Maintenance capital expenditures, net	(3.1)	(12.6)	-		(15.7)
Distributions to debentureholders	(7.7)	-	(19.2)	**3 (d)**	(26.9)
Distributable cash flow	$90.6	$78.9	$(49.7)	-	$119.8
Distributable cash flow per unit, basic (Note 5(i))	$1.93				$2.33
Distributable cash flow per unit, diluted (Note 5(i))	$1.88				$2.14

Distributable cash flow is distributed to unitholders on a monthly basis. The amount of cash to be distributed annually will be equal to cash flow after provision for maintenance capital expenditures, distributions to debentureholders and other reserves as may be considered necessary, less Fund expenses. Any remaining undistributed cash flow in respect of a prior fiscal year is distributed with the April monthly distribution in the subsequent year.

3. Pro Forma Statement of Earnings and Distributable Cash Flow (Note 2) Assumptions and Adjustments

(a) Pro forma statement of earnings and distributable cash flow for the year ended December 31, 2002, have been prepared as if the acquisition of ERCO and related financings had been completed as of January 1, 2002.

(b) Management incentive fees have been adjusted to reflect the impact of the full year of ERCO's operations and the financing of the acquisition of ERCO after giving effect to this trust unit offering. Management incentive fees were eliminated effective January 1, 2003 pursuant to the Internalization Transaction that took place on May 8, 2003. See "Recent Developments – Management Internalization" on page 3. The pro forma impact of the elimination of management incentive fees and the issuance of trust unit and warrant consideration pursuant to the Management Internalization, is provided in Note 4.

(c) Depreciation and amortization expense has been adjusted to reflect the portion of the ERCO acquisition purchase price allocated to Property, Plant and Equipment, and Intangible Assets. Property, Plant and Equipment are depreciated on a straight-line basis over fifteen years, while Intangible Assets are amortized on a straight-line basis over ten years.

(d) The net proceeds of this trust unit issue will be used by the Fund to invest in Shareholder Notes of Superior, which in turn will use the proceeds to repay a portion of the bridge financing facility. Distributions to debentureholders and interest expense have been adjusted to reflect the impact of this trust unit offering and other financings related to the acquisition of ERCO effective from January 1, 2002 as follows:

	ERCO Acquisition Financing Source	Pro forma adjustment to debenture distributions for the period January 1, 2002 to December 18, 2002	Pro forma adjustment to interest expense for the period January 1, 2002 to December 18, 2002
Net proceeds to the Fund from the issuance of $250 million 8% Series 2 subordinated convertible debentures issued December 17, 2002	$239.5	$19.2	$-
Net proceeds to the Fund from the issuance of 4.5 million units pursuant to this offering	$88.8	$-	$-
Borrowings under the ERCO acquisition credit facility due December 18, 2003 at money market rates plus 2%	$256.2	$-	$10.0
Total ERCO acquisition financing and pro forma debenture distribution and interest adjustments	$584.5	$19.2	$10.0

(e) Taxes have been adjusted to reflect Superior's revised capital structure resulting from the issuance of trust units under this financing.

4. Recent Development - Internalization of Management

On May 8, 2003, the Fund received unitholder approval and completed the previously announced management internalization transaction and related management retention arrangements, eliminating all management incentive and Fund administration fees effective January 1, 2003 in consideration for the issuance of 7.325 million units and 3.5 million warrants convertible into trust units at $20 per unit until May 8, 2008.

The impact on pro forma distributable cash flow for the year ended December 31, 2002 would have been as follows:

Pro forma distributable cash flow	$ 119.8
Add back pro forma management incentive fees	$ 31.6
Pro forma distributable cash flow adjusted for management internalization transaction	$ 151.4
Pro forma distributable cash flow adjusted for management internalization transaction per unit, basic (Note 5(ii))	$ 2.58
Pro forma distributable cash flow adjusted for management internalization transaction per unit, diluted (Note 5(ii))	$ 2.26

5. Weighted Average Trust Units Outstanding

On a pro forma basis the weighted average trust units outstanding used to calculate net earnings per unit and distributable cash flows per unit is as follows:

	Pro Forma Basic (millions)	Pro Forma Diluted (millions)
(i) Weighted average trust units outstanding for the year ended December 31, 2002	51.4	69.3
(ii) Weighted average trust units outstanding for the year ended December 31, 2002 after giving effect to the Internalization Transaction	58.7	80.2

CERTIFICATE OF THE FUND

Date: May 28, 2003

This preliminary short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of each of the provinces of Canada. For the purpose of the Province of Québec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

SUPERIOR PLUS INCOME FUND by:

SUPERIOR PLUS INC.

(Signed) GEOFFREY N. MACKEY President and Chief Executive Officer	(Signed) W. MARK SCHWEITZER Executive Vice-President, Corporate Development and Chief Financial Officer
(Signed) GRANT D. BILLING Executive Chairman of the Board of Directors	(Signed) ROBERT J. ENGBLOOM Director

CERTIFICATE OF THE UNDERWRITERS

Date: May 28, 2003

To the best of our knowledge, information and belief, this preliminary short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this preliminary short form prospectus as required by the securities legislation of each of the provinces of Canada. For the purpose of the Province of Québec, to our knowledge, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

SCOTIA CAPITAL INC.

(Signed) ERIC MCFADDEN

CIBC WORLD MARKETS INC.

(Signed) BRENDA A. MASON

RBC DOMINION SECURITIES INC.

(Signed) ROBERT D. HALLETT

TD SECURITIES INC.

(Signed) ALEC W.G. CLARK

NATIONAL BANK FINANCIAL INC.

(Signed) ROBERT B. WONNACOTT

BMO NESBITT BURNS INC.

(Signed) AARON M. ENGEN

CANACCORD CAPITAL CORPORATION

(Signed) STEPHEN J. MULLIE

DESJARDINS SECURITIES INC.

(Signed) GORDON H. LAROCK

FIRSTENERGY CAPITAL CORP.

(Signed) JOHN S. CHAMBERS

HSBC SECURITIES (CANADA) INC.

(Signed) ROD A. MCISAAC

Macleod Dixon LLP

Lawyers

Our File Reference: 188639

Kirk A. Litvenenko
Direct Phone: (403) 267-9419
E-mail: kirk.litvenenko@macleoddixon.com

Assistant: Cindy Peppler
Direct Phone: (403) 267-9561
E-mail: cindy.peppler @macleoddixon.com

May 28, 2003

VIA SEDAR

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
The Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs mobilières du Québec
Nova Scotia Securities Commission
Office of the Administrator, Department of Justice - New Brunswick
Registrar of Securities - Prince Edward Island
Newfoundland Securities Commission

Dear Sirs/Mesdames:

Re: Superior Plus Income Fund - Preliminary Short Form Prospectus dated May 28, 2003

We are acting on behalf of Superior Plus Income Fund (the "Fund") in connection with a preliminary short form prospectus dated May 28, 2003 (the "Preliminary Prospectus") relating to the qualification for distribution of 8,000,000 trust units of the Fund (the "Units"), of which 4,500,000 Units will be issued and sold by the Fund and 3,500,000 Units will be sold pursuant to a secondary offering by certain selling unitholders as described in the Preliminary Prospectus.

The Fund has elected to file the Preliminary Prospectus under National Policy 43-201 (the "MRRS Policy"). Pursuant to section 3.2 of the MRRS Policy, the Fund determines the Alberta Securities Commission to be the principal regulator for the purposes of this filing.

Further to our letter filed earlier today and in connection with the filing of the Preliminary Prospectus, please find enclosed the Preliminary Prospectus in French dated May 28, 2003. All of the other documents relating to the filing of the Preliminary Prospectus were filed earlier today.

If you have any questions or comments, please contact me at the above noted phone number.

Yours truly,

MACLEOD DIXON LLP

"Kirk Litvenenko "

Kirk Litvenenko

RS/mrh
Enclosures

Macleod Dixon LLP

Our File: 188639

Kirk Litvenenko
Direct Phone: (403) 267-9419
E-mail: kirk.litvenenko@macleoddixon.com

Assistant: Cindy Peppler
Direct Phone: (403) 267-9561
E-mail: cindy.peppler@macleoddixon.com

May 28, 2003

VIA SEDAR

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
The Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs mobilières du Québec
Nova Scotia Securities Commission
Office of the Administrator, Department of Justice - New Brunswick
Registrar of Securities - Prince Edward Island
Newfoundland Securities Commission

Dear Sirs/Mesdames:

Re: Superior Plus Income Fund - Preliminary Short Form Prospectus dated May 28, 2003

We are acting on behalf of Superior Plus Income Fund (the "Fund") in connection with a preliminary short form prospectus dated May 28, 2003 (the "Preliminary Prospectus") relating to the qualification for distribution of 8,000,000 trust units of the Fund (the "Units"), of which 4,500,000 Units will be issued and sold by the Fund and 3,500,000 Units will be sold pursuant to a secondary offering by certain selling trust unitholders as described in the Preliminary Prospectus. In addition, such selling trust unitholders have granted an option to purchase an additional 1,257,956 Units as described in the Preliminary Prospectus.

The Fund has elected to file the Preliminary Prospectus under National Policy 43-201 (the "MRRS Policy"). Pursuant to section 3.2 of the MRRS Policy, the Fund determines the Alberta Securities Commission to be the principal regulator for the purposes of this filing.

In connection with the filing of the Preliminary Prospectus, please find enclosed the following documents:

1. the Preliminary Prospectus in English dated May 28, 2003;

2. a qualification certificate of the Fund certifying the criteria on which the Fund is relying in order to be qualified to file a short form prospectus pursuant to National Instrument 44-101;

3. a letter executed by an officer of Superior Plus Inc. as administrator of the Fund confirming the matters set forth in section 7.2 of the MRRS Policy; and

4. the prescribed filing fees.

Please be advised that the French language version of the Preliminary Prospectus will follow shortly.

If you have any questions or comments, please contact me at the above noted phone number.

Yours truly,

MACLEOD DIXON LLP

(signed) Kirk Litvenenko

KAL/tlm
Enclosures

UNDERWRITING AGREEMENT

May 28, 2003

Superior Plus Income Fund
1111, 49th Avenue N.E.
Calgary, Alberta T2E 8V2

Attention: W. Mark Schweitzer, in his capacity as the authorized signatory of the trustees of Superior Plus Income Fund and without personal liability

Superior Plus Inc.
1111, 49th Avenue N.E.
Calgary, Alberta T2E 8V2

Attention: W. Mark Schweitzer
Executive Vice President,
Corporate Development and
Chief Financial Officer

The Enterprise Capital LP
The Enterprise Capital FI LP
The Enterprise Capital Trust
Enterprise Capital Management Inc.
One Toronto Street
Suite 200
Toronto, Ontario M5C 2V6

Attention: James S.A. MacDonald

The Manufacturers Life Insurance Company
200 Bloor Street East
Toronto, Ontario M4W 1E5

Attention: Christer Ahlvik, Corporate Secretary

Dear Sirs:

<u>Re: Primary and Secondary Offering of Trust Units of Superior Plus Income Fund</u>

We, Scotia Capital Inc., as lead underwriter (the "**Lead Underwriter**") and CIBC World Markets Inc., RBC Dominion Securities Inc., TD Securities Inc., National Bank Financial Inc., BMO Nesbitt Burns Inc., Canaccord Capital Corporation, Desjardins Securities Inc., FirstEnergy Capital Corp. and HSBC Securities (Canada) Inc. (together with the Lead Underwriter, the "**Underwriters**" and each individually an "**Underwriter**"), understand that Superior Plus Income Fund (the "**Fund**") proposes to issue and sell 4,500,000 Trust Units ("**Primary Units**") of the Fund. We also understand that The Enterprise Capital LP, The Enterprise Capital FI LP, The Enterprise Capital Trust, Enterprise Capital Management Inc. and The Manufacturers Life Insurance Company, (collectively, the "**Selling Unitholders**") propose to sell an aggregate of 3,500,000 Trust Units (the "**Secondary Units**") of the Fund owned by them in the proportions set out below:

	Percentage of Secondary Units
The Enterprise Capital LP	30.01111%
The Enterprise Capital FI LP	45.14445%
The Enterprise Capital Trust	8.41111%
Enterprise Capital Management Inc.	0.51111%
The Manufacturers Life Insurance Company	15.92222%
Total	100.00000%

Based upon the foregoing and subject to the terms, conditions, covenants, representations, warranties and agreements contained herein, the Underwriters hereby severally and not jointly, in the respective percentages hereinafter set forth: (i) offer to purchase from the Fund and, by its acceptance hereof, the Fund agrees to sell to the Underwriters all, but not less than all, of the Primary Units at a purchase price of $20.90 per Trust Unit (as defined herein), and (ii) offer to purchase from the Selling Unitholders and, by their acceptance hereof, the Selling Unitholders agree to sell to the Underwriters all, but not less than all of the Secondary Units at a purchase price of $20.90 per Trust Unit. The Primary Units and the Secondary Units are collectively referred to herein as the "**Base Units**".

The Selling Unitholders also agree to sell to the Underwriters, and the Underwriters will have the option (the "**Underwriters' Option**") to purchase from the Selling Unitholders, up to an additional 1,257,956 Trust Units (the "**Underwriters' Option Units**"), in the same proportions as set forth above. The Underwriters will, to the extent that the Underwriters' Option is exercised, be severally obligated to purchase Underwriters' Option Units at a purchase price of $20.90 per Trust Unit in the same respective percentages as for the Base Units. The Underwriters' Option may be exercised by written notice to the Selling Unitholders given by the Lead Underwriter, on behalf of the Underwriters, at any time until 48 hours prior to the Closing Time. The notice shall specify the number of Underwriters' Option Units to be purchased pursuant to the Underwriters' Option. The closing of the purchase and sale of any Underwriters' Option Units will occur at the Closing Time (as defined herein). The Base Units, together with any Underwriters' Option Units that the Underwriters elect to purchase by the exercise of the Underwriters' Option, are collectively referred to herein as the "**Underwritten Units**".

In consideration of (i) the Underwriters' agreement to purchase the Underwritten Units and to offer them to the public, which agreement will result from the acceptance of this offer by the addressees hereof; and (ii) the services rendered and to be rendered by the Underwriters in connection with the foregoing, the Fund and the Selling Unitholders severally agree to pay to the Underwriters at the Closing Time, in proportion to the numbers of Underwritten Units sold by each of them, the Underwriting Fee (as defined below). For greater certainty, the services provided by the Underwriters in connection herewith for which the Underwriters are to receive the Underwriting Fee shall not be subject to the Goods and Services Tax provided for in the *Excise Tax Act* (Canada) and any taxable supplies provided will be incidental to the exempt financial services provided.

DEFINITIONS

In addition to the terms defined above, in this Agreement, the following terms and expressions have the meanings indicated:

"**affiliate**", "**distribution**", "**material change**", "**material fact**", "**misrepresentation**", and "**subsidiary**" in each case means, with respect to circumstances to which the Securities Legislation of a particular jurisdiction applies, an affiliate, distribution, material change, material fact, misrepresentation and subsidiary defined under the Securities Legislation of such jurisdiction and, if not so defined, an affiliate, distribution, material change, material fact, misrepresentation and subsidiary as defined in the *Securities Act* (Alberta);

"**Agreement**" means the agreement resulting from the acceptance by the Fund and the Selling Unitholders of the offer made by the Underwriters hereby;

"**Base Units**" means, collectively, the Primary Units and the Secondary Units;

"**business day**" means a day which is not a Saturday, a Sunday or a statutory or civic holiday in Calgary, Alberta;

"**Closing**" means the completion of the issue and sale by the Fund and the sale by the Selling Unitholders, and the purchase by the Underwriters, of the Base Units and the Underwriters' Option Units (to the extent that the Underwriters' Option is exercised), pursuant to this Agreement;

"**Closing Date**" means June 11, 2003 or such other date as the Fund, the Selling Unitholders and the Underwriters may agree upon, but in any event not later than June 30, 2003;

"**Closing Time**" means 6:15 a.m. (Calgary time) on the Closing Date or such other time on the Closing Date as the Fund, the Selling Unitholders and the Underwriters may agree upon;

"**Declaration of Trust**" means the declaration of trust pursuant to which Superior Plus Income Fund was created under the laws of the Province of Alberta on August 2, 1996, as amended on October 8, 1996 and March 7, 2001;

"**Distribution Period**" means the period commencing on the date hereof and ending on the completion of the distribution of the Underwritten Units;

"**ERCO**" means the pulp chemicals and related business acquired by Superior in December 2002;

"**Exchange**" means the Toronto Stock Exchange;

"**Financial Information**" has the meaning given to it in section 2.1(c)(i);

"**Fund**" means Superior Plus Income Fund and, for greater certainty, the term "Fund" includes the Trustees and, where any reference is made herein to an act to be performed by or for or on behalf of the Fund, such reference shall be construed and applied for all purposes as if it referred

to an act performed by or for or on behalf of the Trustees or any authorized representative of the Trustees, each in his respective capacity as trustee of the Fund, and not in his personal capacity, and, where any reference is made herein to an act to be performed by or for or on behalf of any of the Trustees, such reference shall be construed and applied for all purposes as if it referred to an act to be performed by or for or on behalf of each of the Trustees or any authorized representative of the Trustees in his capacity as a trustee or authorized representative of the Fund, and not in his personal capacity;

"**Lead Underwriter**" means Scotia Capital Inc.;

"**MRRS Decision Document**" means a decision document issued in accordance with the Mutual Reliance Review System in respect of the distribution of the Underwritten Units;

"**Mutual Reliance Review System**" means the mutual reliance review system provided for under National Policy No. 43-201 of the Canadian Securities Administrators;

"**notice**" has the meaning given to it in section 20;

"**Preliminary Prospectus**" means the English and French language versions (unless the context indicates otherwise) of the preliminary short form prospectus of the Fund expected to be dated May 28, 2003 relating to the distribution of the Underwritten Units and, unless the context otherwise requires, includes all documents incorporated therein by reference;

"**Primary Units**" means the 4,500,000 Trust Units to be issued and sold by the Fund to the Underwriters as contemplated in this Agreement;

"**Prospectus**" means the English and French language versions (unless the context indicates otherwise) of the final short form prospectus of the Fund relating to the distribution of the Underwritten Units and, unless the context otherwise requires, includes all documents incorporated therein by reference;

"**Prospectus Amendment**" means the English and French language versions (unless the context indicates otherwise) of any amendment to the Preliminary Prospectus, the Prospectus or any amendment to any document incorporated therein by reference, any amending or supplemental prospectus and any other similar document;

"**Public Record**" means all information filed by or on behalf of the Fund with the Securities Commissions including, without limitation, the Preliminary Prospectus and the Prospectus and any other information filed with any Securities Commission in compliance, or intended compliance, with any applicable Securities Legislation;

"**Qualifying Provinces**" means all of the provinces of Canada;

"**Secondary Units**" means the 3,500,000 Trust Units owned by the Selling Unitholders, to be sold by the Selling Unitholders to the Underwriters as contemplated in this Agreement;

"**Securities Commissions**" means the securities commissions or other securities regulatory authorities in the Qualifying Provinces;

"**Securities Legislation**" means all securities laws, rules, regulations, instruments, notices, policies, blanket orders and rulings applicable to the distribution of the Underwritten Units;

"**SEDAR**" has the meaning ascribed to it in section 1.2(a);

"**Selling Dealer Group**" means the dealers and brokers other than the Underwriters who participate in the offer and sale of the Underwritten Units pursuant to this Agreement;

"**Selling Unitholder Information**" means, in respect of a Selling Unitholder, any information furnished by it in writing for the acknowledged purpose of inclusion in the Preliminary Prospectus, the Prospectus or a Prospectus Amendment;

"**Selling Unitholders**" means The Enterprise Capital LP, The Enterprise Capital FI LP, The Enterprise Capital Trust, Enterprise Capital Management Inc. and The Manufacturers Life Insurance Company;

"**Superior**" means Superior Plus Inc., a wholly-owned subsidiary of the Fund;

"**Transfer Agent**" means CIBC Mellon Trust Company, as registrar and transfer agent of the Fund duly registered to carry on the business of a trust corporation in each of the provinces of Canada;

"**Trust Units**" means units of the Fund, each unit representing an equal undivided beneficial interest in the Fund;

"**Trustee**" means, at any time, a person who is, in accordance with the provisions of the Declaration of Trust, a trustee of the Fund;

"**Underwriters**" means, collectively, the Lead Underwriter, CIBC World Markets Inc., RBC Dominion Securities Inc., TD Securities Inc., National Bank Financial Inc., BMO Nesbitt Burns Inc., Canaccord Capital Corporation, Desjardins Securities Inc., FirstEnergy Capital Corp. and HSBC Securities (Canada) Inc.;

"**Underwriters' Option**" has the meaning ascribed to it in the third paragraph of this Agreement;

"**Underwriters' Option Units**" has the meaning ascribed to it in the third paragraph of this Agreement;

"**Underwriting Fee**" means 5% of the aggregate purchase price for the Underwritten Units; and

"**Underwritten Units**" means collectively, the Primary Units and the Secondary Units, and if the Underwriters' Option is exercised, that number of Underwriters' Option Units that the Underwriters elect to purchase pursuant to such exercise of the Underwriters' Option.

TERMS AND CONDITIONS

1. Compliance with Securities Laws

1.1 The Fund and Superior shall, prior to the filing of the Preliminary Prospectus and thereafter and prior to the filing of the Prospectus, allow the Underwriters to participate fully in the preparation of the Preliminary Prospectus and the Prospectus (excluding the documents incorporated therein by reference) and such other documents as may be required under applicable Securities Legislation to qualify the distribution of the Underwritten Units in the Qualifying Provinces and the Fund and Superior shall allow the Underwriters to conduct all due diligence which the Underwriters may reasonably require in order to confirm that the Public Record is accurate and current in all material respects, to fulfil the Underwriters' obligations as agents and underwriters, and to enable the Underwriters to responsibly execute the certificate in the Preliminary Prospectus and the Prospectus required to be executed by the Underwriters.

1.2 The Fund shall, as soon as possible:

(a) through the System for Electronic Document Analysis Retrieval ("**SEDAR**"), file by 5:00 p.m. Calgary time on May 28, 2003 with the Securities Commissions (in English and French, as appropriate), the Preliminary Prospectus and all such other documents as may be required under applicable Securities Legislation and the Mutual Reliance Review System and designate the Province of Alberta as the designated and principal jurisdiction; and

(b) obtain a preliminary MRRS Decision Document for the Preliminary Prospectus with respect to each of the Qualifying Provinces and dated not later than May 28, 2003 in the Province of Alberta.

1.3 The Fund shall file through SEDAR the Prospectus and other documents required under applicable Securities Legislation with the Securities Commissions (in English and French, as appropriate) and shall use its reasonable best efforts to obtain an MRRS Decision Document for the Prospectus with respect to each of the Qualifying Provinces, and otherwise fulfill all legal requirements to enable the Underwritten Units to be offered and sold to the public in each of the Qualifying Provinces by or through the Underwriters or any other investment dealer or broker who is registered in the applicable Qualifying Province, is a member of the Selling Dealer Group and complies with applicable securities legislation, not later than June 4, 2003 (or such later date as may be agreed to in writing by the Underwriters, the Fund and the Selling Unitholders).

1.4 The Fund and the Selling Unitholders shall, during the Distribution Period, promptly take or cause to be taken all additional steps and proceedings for which they respectively have responsibility or control that from time to time may be required under applicable Securities Legislation to continue to qualify the Underwritten Units for distribution in each of the Qualifying Provinces or, in the event that the Underwritten Units have, for any reason, ceased to so qualify, to again qualify the Underwritten Units for distribution in each of the Qualifying Provinces.

1.5 Each of the Underwriters, within the Distribution Period, will notify the Lead Underwriter and the Lead Underwriter will notify the Fund and the Selling Unitholders, in writing, when, in its opinion, distribution of the Underwritten Units has terminated. Each of the Underwriters will notify the Lead Underwriter and the Lead Underwriter will notify the Fund and the Selling Unitholders, in writing, of the amount of the Underwritten Units sold in each Qualifying Province as soon as possible after the Closing Date where such breakdown is required for the purpose of calculating fees payable to Securities Commissions.

2. Delivery of Prospectus and Related Documents

2.1 The Fund shall deliver or cause to be delivered to the Underwriters and the Underwriters' counsel the documents set out below at the respective times indicated:

(a) prior to or contemporaneously, as nearly as practicable, with the filing with the Securities Commissions of each of the Preliminary Prospectus and the Prospectus:

(i) copies of the Preliminary Prospectus and the Prospectus, each in the English and French languages, signed by the Fund as required by applicable Securities Legislation; and

(ii) copies of any documents incorporated by reference therein which have not previously been delivered to the Underwriters;

(b) as soon as they are available, copies of the English and French language versions, as applicable, of any Prospectus Amendment required to be filed under applicable Securities Legislation, signed by the Fund as required by applicable Securities Legislation and including, in each case, copies of any documents or information incorporated by reference therein which have not been previously delivered to the Underwriters;

(c) at the time of the delivery to the Underwriters of the French language version of each of the Preliminary Prospectus and the Prospectus:

(i) opinions of counsel in Quebec addressed to the Fund, the Selling Unitholders and the Underwriters and their respective counsel and dated the date of the Preliminary Prospectus or Prospectus, as the case may be, to the effect that the French language version thereof and of any documents incorporated therein by reference (except for any financial statements and financial information regarding the Fund and ERCO which are the subject of the opinion of the auditors referred to below (the "**Financial Information**"), as to which no opinion need be expressed by Quebec counsel) are in all material respects a complete and proper translation of the English language version thereof and that such English and French language versions are not susceptible to any materially different interpretation with respect to any matter contained therein; and

(ii) an opinion of the Fund's auditor, and in respect of the historical financial statements and financial information regarding ERCO, the auditors of ERCO addressed to the Fund, the Selling Unitholders and the Underwriters, and their respective counsel, and dated the date of the Preliminary Prospectus or Prospectus, as the case may be, to the effect that the French language version of the Financial Information set forth therein or incorporated therein by reference is in all material respects a complete and proper translation of the English language version thereof and that such English and French language versions are not susceptible to any materially different interpretation with respect to any matter contained therein;

(d) at the time of delivery to the Underwriters of the Prospectus pursuant to this section 2.1, a comfort letter from the Fund's auditor and the auditors of ERCO dated the date of the Prospectus and addressed to the Underwriters, the Fund and the Selling Unitholders and reasonably satisfactory in form and substance to the Underwriters, with respect to the financial and accounting information in respect of the Fund and ERCO and other numerical data contained in or incorporated by reference in the Prospectus, which comfort letter shall be based on a review by the auditors having a cut-off date not more than two business days prior to the date of the comfort letter and shall be in addition to any comfort letters which must be filed with Securities Commissions pursuant to applicable Securities Legislation; and

(e) at the time of the filing of the Prospectus, a letter from the Exchange advising the Fund that conditional listing approval for the Primary Units has been granted.

Opinions or comfort letters similar to the foregoing shall be provided to the Underwriters with respect to any filed Prospectus Amendment and any other relevant document that may be translated into the French language at the time the same is presented to the Underwriters for their signature or, if the Underwriters' signature is not required, at the time the same is filed. All such opinions or comfort letters shall be in form and substance reasonably satisfactory to the Underwriters and their counsel.

2.2 The Fund shall, as soon as possible but in any event not later than:

(a) noon (local time at the place of delivery) on the second business day following the filing of the Preliminary Prospectus, with respect to the Preliminary Prospectus; and

(b) noon (local time at the place of delivery) on the second business day following the filing of the Prospectus, with respect to the Prospectus; and

(c) noon (local time at the place of delivery) on the next business day following the filing of any Prospectus Amendment (if applicable),

cause to be delivered to the Underwriters, without charge, commercial copies of the Preliminary Prospectus (including, if requested by the Underwriters, a prospectus "wrap" to be delivered to eligible subscribers in the United States), the Prospectus and any Prospectus Amendment in such numbers and in such Canadian cities, as applicable, as the Underwriters may reasonably request by written instructions to the printer thereof given no later than the time when the Fund authorizes the printing of the commercial copies of such documents.

2.3 The Fund shall cause to be provided to the Underwriters such number of copies of any documents incorporated by reference in the Preliminary Prospectus, the Prospectus or any Prospectus Amendment as the Underwriters may reasonably request for use in connection with offering the Underwritten Units in the Qualifying Provinces.

3. Delivery Constitutes Representation and Consent

3.1 Delivery of the Preliminary Prospectus, the Prospectus and any Prospectus Amendment shall constitute a representation and warranty by the Fund to the Underwriters that at the time of delivery:

(a) all information and statements (except information and statements relating solely to the Underwriters or in respect of which the representations and warranties in section 3.2 apply) contained therein are true in all material respects and contain no misrepresentation and constitute full, true and plain disclosure of all material facts relating to the Underwritten Units;

(b) no material fact or information has been omitted from such document which is required to be stated therein or is necessary to make the statements or information contained therein not misleading in light of the circumstances in which they were made, provided that no representation and warranty is made with respect to Selling Unitholder Information; and

(c) such document complies in all material respects with the requirements of applicable Securities Legislation.

3.2 Delivery of the Preliminary Prospectus, the Prospectus and any Prospectus Amendment shall constitute the several and not joint representation and warranty by each Selling Unitholder to the Underwriters that, at the time of delivery:

(a) the Selling Unitholder Information relating to it and contained therein is true in all material respects and contains no misrepresentation and constitutes full, true and plain disclosure of all material facts relating to matters to which it pertains; and

(b) no material fact or information has been omitted from the Selling Unitholder Information furnished by it and contained therein which is required to be stated therein or is necessary to make the statements or information contained therein not misleading in light of the circumstances in which they were made.

3.3 Such deliveries shall also constitute the consent and authorization of the Fund and the Selling Unitholders to the use by the Underwriters and the Selling Dealer Group of the Preliminary Prospectus, the Prospectus and any Prospectus Amendment, as the case may be, in connection with the distribution of the Underwritten Units in compliance with this Agreement.

4. Representations and Covenants of Underwriters

4.1 The Underwriters shall offer the Underwritten Units for sale to the public, directly and through the Selling Dealer Group, in compliance with all applicable laws, including Securities Legislation and upon the terms and conditions set forth in the Prospectus, any Prospectus Amendment and this Agreement. The Underwriters will not solicit offers to purchase nor sell the Underwritten Units so as to require registration of the Underwritten Units or the filing of a prospectus, registration statement or other notice or document with respect to the distribution of the Underwritten Units under the laws of any jurisdiction other than the Qualifying Provinces, and will require each other Selling Dealer Group member to agree with the Underwriters not to so solicit or sell. The Underwriters and the Selling Dealer Group shall be permitted to offer the Underwritten Units outside of Canada, including offers to "qualified institutional buyers" in the United States as defined under Securities and Exchange Commission (United States) Rule 144A, if such offer is made in compliance with all applicable laws, including the requirements set forth in Schedule "A". The Underwriters shall be entitled to assume that the Underwritten Units are qualified for distribution in any Qualifying Province where a receipt for the Prospectus has been obtained from the applicable Securities Commission (including pursuant to the MMRS Decision Document issued by the Alberta Securities Commission under the MRRS for the Prospectus) following the filing of the Prospectus unless the Underwriters receive notice to the contrary from the Fund, the Selling Unitholders or the applicable Securities Commission. The Underwriters shall use all reasonable efforts to complete and to cause the Selling Dealer Group to complete the distribution of the Underwritten Units as soon as possible after the Closing Time, subject to the termination provisions contained herein.

4.2 The Underwriters shall promptly and in accordance with all applicable laws deliver one copy of the Prospectus (together with any Prospectus Amendment required to be provided) to each purchaser of Underwritten Units.

4.3 The Underwriters agree, on behalf of themselves and their United States affiliates, for the benefit of the Fund and the Selling Unitholders, to comply with the United States selling restrictions imposed by the laws of the United States and set forth in Schedule "A", which forms part of this Agreement. They also agree to obtain such an agreement from each member of the Selling Dealer Group.

4.4 Notwithstanding the foregoing provisions of this section 4, no Underwriter shall be liable to the Fund, Superior or the Selling Unitholders under this section 4 or Schedule "A" with respect to a default by another Underwriter or Selling Dealer Group member under this section 4 or Schedule "A" if the Underwriter is not also in default.

5. Material Change During Distribution

5.1 During the Distribution Period, the Fund shall promptly notify the Lead Underwriter in writing of:

(a) any change (actual, anticipated, contemplated or threatened, financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise), capital, ownership or control of the Fund, Superior, or any of their respective subsidiaries, that would be material to the Fund, Superior, or any of their respective subsidiaries taken as a whole; and

(b) any change in any material fact or any misstatement of any material fact contained in the Preliminary Prospectus, the Prospectus or any Prospectus Amendment, or the existence of any new material fact not disclosed in the Preliminary Prospectus, the Prospectus or any Prospectus Amendment,

which change, misstatement or new material fact is, or may be, of such a nature as to render the Preliminary Prospectus, the Prospectus or any Prospectus Amendment misleading or untrue or would result in a misrepresentation therein or would result in the Preliminary Prospectus, the Prospectus or any Prospectus Amendment not complying in any material respect with the Securities Legislation in the Qualifying Provinces or which change, misstatement or new material fact would reasonably be expected to have a material effect on the market price or value of the Underwritten Units.

5.2 During the Distribution Period, each Selling Unitholder shall promptly notify the Lead Underwriter in writing of any change in any material fact or any misstatement of any material fact contained in the Selling Unitholder Information furnished by it and included in the Preliminary Prospectus, the Prospectus or any Prospectus Amendment, or the existence of any new material fact not disclosed in the Preliminary Prospectus, the Prospectus or any Prospectus Amendment relating to such Selling Unitholder Information, which change, misstatement or new material fact is, or may be, of such a nature as to render such Selling Unitholder Information in the Preliminary Prospectus, the Prospectus or any Prospectus Amendment misleading or untrue or would result in a misrepresentation therein or which change, misstatement or new material fact would reasonably be expected to have a material effect on the market price or value of the Underwritten Units.

5.3 The Fund and each Selling Unitholder (to the extent it has responsibility or control for any filings or other requirements under Securities Legislation) shall promptly, and in any event within any applicable time limitation, comply, to the reasonable satisfaction of the Underwriters, with all such applicable filings and other requirements under the Securities Legislation in the Qualifying Provinces and the rules and by-laws of the Exchange arising as a result of such change, misstatement or new material fact referred to in sections 5.1 and 5.2, provided that the Fund shall not file any Prospectus Amendment or other document relating to the Underwritten Units without first obtaining the approval of the Underwriters, after consultation with the Underwriters with respect to the form and content thereof, which approval will not be unreasonably withheld or delayed. The Fund,

Superior and the Selling Unitholders shall in good faith discuss with the Underwriters any such fact, misstatement or new material fact (actual, contemplated or threatened, financial or otherwise) which is of such a nature that there is reasonable doubt whether written notice need be given under this section 5. The Fund, Superior and the Selling Unitholders shall allow the Underwriters to conduct all "due diligence" investigations which, in the reasonable opinion of the Underwriters, are required in order to responsibly execute any certificate required to be executed by the Underwriters in any Prospectus Amendment. The Fund shall promptly deliver or cause to be delivered to each of the Underwriters and the Underwriters' counsel a copy of each Prospectus Amendment, signed as required by applicable Securities Legislation by all parties other than the Underwriters, as well as opinions and letters with respect to each such Prospectus Amendment to the same effect as those referred to in section 2 and dated the date of such Prospectus Amendment.

6. Representations, Warranties and Covenants of the Fund and Superior

Each of the Fund and Superior represents and warrants to each of the Underwriters, and acknowledges that the Underwriters are relying upon such representations and warranties in purchasing the Underwritten Units, as follows:

(a) The Declaration of Trust is a legal, valid and binding obligation of the Trustees enforceable against them by the beneficiaries of the Fund in accordance with the terms of the Declaration of Trust.

(b) The Fund is an open-ended, limited purpose trust duly created pursuant to the Declaration of Trust, validly existing and governed by the laws of the Province of Alberta and the Fund has full right, power and authority to enter into and perform its obligations under this Agreement.

(c) Superior and each of its subsidiaries is a corporation duly incorporated or amalgamated, as the case may be, and organized and validly existing under the laws of its jurisdiction of incorporation, is duly qualified to carry on its business and is in good standing in each jurisdiction in which the conduct of its business or the ownership, leasing or operation of its property and assets requires such qualification, and has all requisite corporate power and authority to carry on its business, to own, lease and operate its property and assets and, in the case of Superior, to execute, deliver and perform its obligations under this Agreement.

(d) This Agreement has been duly authorized, executed and delivered by the Fund and constitutes a legal, valid and binding obligation of the Fund enforceable against the Fund in accordance with its terms subject to bankruptcy, insolvency and other laws affecting the rights of creditors generally and the qualifications that equitable remedies may be granted only in the discretion of a court of competent jurisdiction and that rights to indemnity and waiver of contribution may be limited by applicable law.

(e) This Agreement has been duly authorized, executed and delivered by Superior and is a legal, valid and binding obligation of Superior enforceable against Superior in accordance with its terms subject to bankruptcy, insolvency and other laws affecting the rights of creditors generally and the qualifications that equitable remedies may be granted only in the discretion of a court of competent jurisdiction and that rights to indemnity and waiver of contribution may be limited by applicable law.

(f) Each of Superior and its subsidiaries has conducted and is conducting its business in compliance in all material respects with all applicable laws, rules and regulations of each jurisdiction in which its business is carried on and holds all material licences, permits, approvals, consents, certificates, registrations and authorizations (whether governmental, regulatory or otherwise) to enable its business to be carried on as now conducted and its property and assets to be owned, leased and operated, and the same are validly existing and in good standing and, except as disclosed in the Preliminary Prospectus, the Prospectus and any Prospectus Amendment, as the case may be, none of the same contains any term, provision, condition or limitation which has or may have a materially adverse effect on the operation of its business as now carried on or as proposed to be carried on.

(g) The authorized capital of the Fund consists of an unlimited number of Trust Units, of which 56,124,694 Trust Units, including the Secondary Units and the Underwriters' Option Units, are validly issued and, except in respect of:

(i) the Trust Units issuable upon conversion of the outstanding 8.00% convertible extendible unsecured subordinated debentures of the Fund maturing on July 31, 2007;

(ii) the Trust Units issuable upon conversion of the outstanding 8.00% unsecured subordinated convertible debentures of the Fund maturing on November 1, 2008;

(iii) an aggregate of 1,086,636 options to purchase Trust Units outstanding under the Fund's trust unit incentive plan;

(iv) 3,500,000 Trust Units, subject to adjustment pursuant to the terms thereof, issuable upon the exercise of the outstanding warrants of Fund expiring on May 8, 2008; and

(v) as otherwise disclosed in or contemplated by the Preliminary Prospectus, the Prospectus and any Prospectus Amendment, as the case may be,

no person or other entity has any agreement, option, right or privilege (whether pre-emptive or contractual) capable of becoming an agreement for or the right to purchase any of the issued or unissued securities of the Fund.

(h) All of the issued and outstanding shares of Superior have been validly issued and are outstanding as fully paid and non-assessable and all of the unsecured subordinated notes (the "**Shareholder Notes**") issued by Superior have been validly issued and all such outstanding shares and notes have the characteristics described in the Preliminary Prospectus, the Prospectus and any Prospectus Amendment.

(i) The Fund is the registered and beneficial holder of all of the issued and outstanding shares and Shareholder Notes issued by Superior, free and clear of all mortgages, charges, pledges, security interests, encumbrances, claims or demands whatsoever other than as described in the Prospectus and, except as disclosed in or contemplated by the Preliminary Prospectus, the Prospectus and any Prospectus Amendment, no person or other entity has or will have any agreement, option, right or privilege (whether pre-emptive or contractual) capable of becoming an agreement for or right to purchase from the Fund or Superior all or any issued or unissued shares or other securities of Superior.

(j) The execution, delivery, performance of and compliance by the Fund with the terms of this Agreement and the issuance, sale and delivery of the Underwritten Units as described in and contemplated by the Preliminary Prospectus, the Prospectus and any Prospectus Amendment will not result in a breach of, and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of, and will not conflict with any of the terms, conditions or provisions of, the Declaration of Trust, any indenture, agreement or instrument to which the Fund is a party or by which the Fund is contractually bound.

(k) The execution, delivery, performance of and compliance by Superior with the terms of this Agreement do not and will not result in a breach of, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of, and do not and will not conflict with any of the terms, conditions or provisions of, its articles, by-laws or resolutions of its shareholders or directors (or any committee thereof), or any indenture, agreement or instrument to which it is a party or by which it is contractually bound.

(l) Each of the Fund and Superior is not aware of any legislation which it anticipates may materially and adversely affect (as applicable) the business, affairs, operations, assets, liabilities (contingent or otherwise) or prospects of any of the Fund, Superior or its subsidiaries.

(m) Other than set forth in the Preliminary Prospectus and Prospectus, there is no action, proceeding or investigation (whether or not purportedly on behalf of any of the Fund, Superior or its subsidiaries), or, to the knowledge of the Fund or Superior or its subsidiaries, pending or threatened against or affecting any of the Fund, Superior or its subsidiaries, at law or in equity or before or by any federal, provincial, municipal or other governmental department, commission, board or agency, domestic or foreign, which could in any way materially adversely affect any of the Fund, Superior or its subsidiaries, or the condition (financial or

otherwise) of the Fund, Superior or its subsidiaries, taken as a whole, or which questions the validity of the issuance, sale or delivery of the Underwritten Units or of any action taken or to be taken by the Fund pursuant to or in connection with this Agreement or any agreement contemplated hereby.

(n) Other than as disclosed in the Preliminary Prospectus, the Prospectus and any Prospectus Amendment, Superior and its subsidiaries are in compliance with all material covenants under, and no material default on the part of any of such parties exists under, any instrument securing or otherwise relating to any indebtedness of Superior or its subsidiaries, which in any case materially adversely affects, or would reasonably be expected to have a material adverse effect on, the market price or value of the Underwritten Units.

(o) All of the financial statements (audited and unaudited) contained in the documents incorporated by reference in the Preliminary Prospectus, the Prospectus and any Prospectus Amendment are, as at their respective dates, complete and correct in all material respects, were prepared in accordance with Canadian generally accepted accounting principles or, in the case of ERCO, U.S. generally accepted accounting principles, as applicable, consistently applied and present fairly in all material respects the financial position of the entities to which such financial statements relate as at the date and for the periods stated therein.

(p) The Fund qualifies as a mutual fund trust and a registered investment under the *Income Tax Act* (Canada) and the Fund and Superior will conduct themselves so as to continue to qualify the Fund as a mutual fund trust and a registered investment under the *Income Tax Act* (Canada), including (in the case of the Fund) by limiting its activities to investing in property in which a mutual fund trust is permitted by the *Income Tax Act* (Canada) to invest, and the Fund does not and will not carry on any business.

(q) Other than as disclosed in the Preliminary Prospectus, the Prospectus and any Prospectus Amendment, there are no contingent liabilities affecting the Fund, Superior or its subsidiaries which are material to the Fund, Superior and its subsidiaries taken as a whole.

(r) Superior has good title to all of its material assets and undertakings (for the purpose of this clause, the foregoing is referred to as the "**Interest**") and its Interest is free and clear of adverse claims, except as disclosed in the Preliminary Prospectus, the Prospectus and any Prospectus Amendment or those arising in the ordinary course of business, which are not material in the aggregate.

(s) The proceeds received from the offering will be used substantially in the manner described in the Preliminary Prospectus, the Prospectus and any Prospectus Amendment.

(t) CIBC Mellon Trust Company, at its principal office in the City of Calgary, Alberta, is the duly appointed transfer agent of the Trust Units.

(u) Since December 31, 2002, other than as disclosed in the Preliminary Prospectus, the Prospectus and any Prospectus Amendment:

(i) there has not been any material change (actual, anticipated, proposed or prospective, whether financial or otherwise) in the investments, affairs, assets or liabilities (contingent or otherwise) of the Fund, Superior or their subsidiaries taken as a whole that has not been publicly disclosed;

(ii) there has not been any material change in the equity capitalization or long-term or short-term debt of the Fund or Superior that has not been publicly disclosed;

(iii) there has not been any material change in the business, business prospects, condition (financial or otherwise) or results of the operations of the Fund, Superior or its subsidiaries taken as a whole that has not been publicly disclosed; and

(iv) except as has been publicly disclosed, the Fund, Superior and its subsidiaries have carried on their businesses in the ordinary course and in the manner described in the Preliminary Prospectus, the Prospectus and any Prospectus Amendment.

(v) The Fund is a "reporting issuer" in the applicable provinces of Canada and is not in default under Securities Legislation in such provinces. In particular, without limiting the foregoing, the Fund is in material compliance with its obligations to make timely disclosure of all material changes relating to it and since December 31, 2002 (other than in respect of material change reports filed on a confidential basis and thereafter made public or material change reports filed on a confidential basis and in respect of which the material change never came to fruition) no such disclosure has been made on a confidential basis and there is no material change relating to the Fund which has occurred and with respect to which the requisite material change report has not been filed.

(w) The Fund, Superior and its subsidiaries have filed all federal, provincial, state, local and foreign tax returns that are required to be filed or have requested extensions thereof (except in any case in which the failure so to file would not have a material adverse effect on the assets and properties, business, results of operations, prospects or condition (financial or otherwise) of such entities, taken as a whole) and have paid all taxes required to be paid by it and any other assessment, fine or penalty levied against it, to the extent that any of the foregoing is due and payable, except for any such assessment, fine or penalty that is currently being contested in good faith.

(x) Neither the Fund, Superior nor its subsidiaries is in default in the observance or performance of any term or obligation to be performed by it under any contract entered into which is material to it and no event has occurred which with notice or lapse of time or both would directly or indirectly constitute such a default, in any

such case which default or event would have a material adverse effect on its assets or properties, business, results of operations, prospects or condition (financial or otherwise).

(y) The outstanding Trust Units, including the Secondary Units and the Underwriters Option Units, are listed and posted for trading on the Exchange.

(z) The Preliminary Prospectus, the Prospectus and any Prospectus Amendment will contain in all material respects the disclosure required by all requirements of applicable Securities Legislation.

(aa) Other than the Underwriters and the Selling Dealer Group, there is no person acting or purporting to act at the request of the Fund or Superior who is entitled to any brokerage or agency fee in connection with the sale of the Underwritten Units.

(bb) The books and records of the Fund and Superior made available to the Underwriters, or their counsel, in connection with their due diligence investigations for the periods from their respective dates of creation, incorporation or amalgamation, as the case may be, to the date of examination thereof are the original books and records of the Fund and Superior and contain copies of all proceedings of the Trustees, unitholders, shareholders, the board of directors and all committees of the board of directors of such entities and there have been no other meetings, resolutions or proceedings of the unitholders, Trustees, shareholders, board of directors or any committee of the board of directors to the date of review of such records and books not reflected in such books and other records other than those which have been disclosed to the Underwriters.

(cc) The Primary Units will, at the Closing Time, have been duly created and be duly and validly issued as fully paid and non-assessable securities of the Fund.

(dd) Deloitte & Touche LLP, the auditor of the Fund and ERCO, are independent public accountants as required under applicable Securities Legislation and there has not been any disagreement (within the meaning of National Policy Statement No. 31) since December 31, 2002 with the auditor of the Fund and ERCO.

(ee) For the period commencing on the date hereof and ending 100 days after the Closing Date, the Fund shall not, directly or indirectly, sell or offer to sell any Trust Units, or otherwise offer to sell, lend, transfer or dispose of any securities exchangeable, convertible or exercisable into Trust Units, or enter into any swap or other arrangement that transfers to another person, in whole or in part, any of the economic consequences of ownership of Trust Units, whether any such transaction is settled by delivery of Trust Units or such other securities, in cash or otherwise, or announce an intention to do any of the foregoing with the exception of Units issued pursuant to the Fund's unit incentive plan, upon the exercise of the warrants of the Fund and upon the conversion of any debentures of the Fund,

without the prior written consent of the Lead Underwriter, which consent shall not be unreasonably withheld.

(ff) The Fund and Superior have caused each of Grant Billing, Geoffrey N. Mackey and W. Mark Schweitzer to furnish to the Lead Underwriter, on or prior to 8:30 a.m. (Calgary time) on May 30, 2003, a letter or letters, substantially in the form set forth in Schedule B hereto, pursuant to which each such person shall agree, that for the period commencing on the date hereof and ending 100 days after the Closing Date, they shall not, directly or indirectly, sell or offer to sell any Trust Units, or otherwise sell, lend, transfer or dispose of any securities exchangeable, convertible or exercisable into Trust Units (other than the exercise of rights to acquire Trust Units) or enter into any swap or other arrangement that transfers to another person, in whole or in part, any of the economic consequences of ownership of Trust Units, whether any such transaction is settled by delivery of Trust Units or such other securities, in cash or otherwise, or announce an intention to do any of the foregoing, without the prior written consent of the Lead Underwriter, which consent shall not be unreasonably withheld.

(gg) The Fund is eligible to use the prompt offering qualification system and procedures established pursuant to NI 44-101. The Fund has fulfilled all requirements to be fulfilled by the Fund, including the filing of the documents and all other continuous disclosure materials required to be filed pursuant to applicable Securities Legislation, but excluding the preparation and filing of the Preliminary Prospectus and the Prospectus, to enable the Underwritten Units to be offered for sale and sold to the public in all Qualifying Provinces through registrants who have complied with the relevant provisions of applicable Securities Laws.

(hh) The Fund is not an "investment company" within the meaning of that term under the United States Investment Company Act of 1940 and the Fund has complied and will comply with the representations, warranties and covenants of the Fund set forth in Schedule "A" hereto.

(ii) The Fund is able to pay its declared distribution for the month of May 2003 payable on or about June 13, 2003.

7. Representations, Warranties and Covenants of the Selling Unitholders

Each of the Selling Unitholders severally represents and warrants (with respect to itself only) to each of the Underwriters, and acknowledges that the Underwriters are relying upon such representations and warranties in purchasing the Underwritten Units, as follows:

(a) The Selling Unitholder is established and organized and validly existing under the laws of the jurisdiction governing its establishment and has all requisite power and authority to own the Secondary Units and the Underwriters' Option Units owned by it, to execute, deliver and perform its obligations under this Agreement and to sell and deliver the Secondary Units and the Underwriters' Option Units on

behalf of the beneficial owner thereof pursuant to and as contemplated by this Agreement.

(b) This Agreement has been duly authorized, executed and delivered by the Selling Unitholder and is a legal, valid and binding obligation of the Selling Unitholder enforceable against such Selling Unitholder in accordance with its terms subject to bankruptcy, insolvency and other laws affecting the rights of creditors generally and the qualification that equitable remedies may be granted only in the discretion of a court of competent jurisdiction and that rights to indemnity and waiver of contribution may be limited by applicable law.

(c) The execution and delivery of this Agreement by the Selling Unitholder, and the performance of and compliance by such Selling Unitholder with the terms of this Agreement do not and will not result in a breach of, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of, and do not and will not conflict with any of the terms, conditions or provisions of:

(i) its constating documents or by-laws or any applicable resolutions;

(ii) any agreement or instrument to which it is a party or by which it is bound; or

(iii) any laws or regulations applicable to it, its business, operations or assets.

(d) (i) In the case of The Enterprise LP, it is the registered and beneficial owner of 1,533,129 Trust Units;

(ii) In the case of The Enterprise Capital FI LP, it is the registered and beneficial owner of 2,306,426 Trust Units;

(iii) In the case of The Enterprise Capital Trust, it is the registered and beneficial owner of 429,234 Trust Units;

(iv) In the case of Enterprise Capital Management Inc., it is the registered owner of 25,558 Trust Units which it holds on behalf of discretionary accounts which it manages, the holders of which beneficially own such Trust Units; and

(v) In the case of The Manufacturers Life Insurance Company, it is the beneficial owner of 813,732 Trust Units;

free and clear of all mortgages, charges, pledges, security interests, encumbrances, claims or demands whatsoever other than resale restrictions under securities laws as a result of having been acquired pursuant to a prospectus exemption and as described in the Prospectus and, except as disclosed in or contemplated by the Preliminary Prospectus, the Prospectus and any Prospectus Amendment and except pursuant to this Agreement, no person or other entity has

or will have any agreement, option, right or privilege (whether pre-emptive or contractual) capable of becoming an agreement for or right to purchase all or any of such Trust Units.

(e) Other than the Underwriters and the Selling Dealer Group, there is no person acting or purporting to act at the request of the Selling Unitholder who is entitled to any brokerage or agency fee in connection with the sale of the Underwritten Units.

(f) The Selling Unitholders are not aware of any material fact or material change relating to the Fund or Superior which has not been publicly disclosed.

(g) With respect to Trust Units being sold hereunder by but not beneficially owned by a Selling Unitholder, such Selling Unitholder is authorized to enter into, and is entering into, this Agreement to sell and deliver such Trust Units to the Underwriters on its own behalf and on behalf of the beneficial owner thereof.

(h) Except for the offering described in this Agreement, for the period commencing on the date hereof and ending 100 days after the Closing Date, the Selling Unitholder shall not, directly or indirectly, sell or offer to sell any Trust Units, or otherwise offer to sell, lend, transfer or dispose of any securities exchangeable, convertible or exercisable into Trust Units (other than the exercise of rights to acquire Trust Units), or enter into any swap or other arrangement that transfers to another person, in whole or in part, any of the economic consequences of ownership of Trust Units, whether any such transaction is settled by delivery of Trust Units or such other securities, in cash or otherwise, or announce an intention to do any of the foregoing, without the prior written consent of the Lead Underwriter, which consent shall not be unreasonably withheld.

8. Closing

8.1 The closing of the purchase and sale of the Underwritten Units shall take place at the Closing Time at the offices of Macleod Dixon LLP, 3700, 400 – 3rd Avenue S.W. in Calgary, Alberta, or at such other time and place as may be agreed to in writing by the parties hereto.

8.2 At the Closing Time:

(a) the Fund shall deliver one or more definitive certificates representing in the aggregate the Primary Units registered in the name of Scotia Capital Inc., or in such other name or names as the Underwriters shall notify the Fund in writing not less than 24 hours prior to the Closing Time;

(b) the Selling Unitholders shall deliver one or more definitive certificates representing in the aggregate the Secondary Units and the Underwriters' Option Units, to the extent the option to purchase the Underwriters' Option Units is exercised, registered in the name of Scotia Capital Inc., or in such other name or

names as the Underwriters shall notify the Selling Unitholders in writing not less than 24 hours prior to the Closing Time;

(c) the Fund and the Selling Unitholders shall deliver to the Lead Underwriter, on behalf of all of the Underwriters, directions to deduct the aggregate Underwriting Fee from the gross proceeds of the sale of the Underwritten Units purchased by the Underwriters hereunder at the Closing Time;

(d) the Lead Underwriter will cause to be sent: (i) to the Fund by wire transfer or bank transfer, on behalf of the Underwriters, the aggregate purchase price for the Underwritten Units transferred and sold hereunder by the Fund, and (ii) to the Selling Unitholders by wire transfer or bank transfer, on behalf of the Underwriters, the aggregate purchase price for the Underwritten Units issued and sold hereunder by the Selling Unitholders, in each case net of the amount of the Underwriting Fee as contemplated in Section 8.2(c) and to accounts and in amounts as notified to the Underwriters by the Fund and the Selling Unitholders not less than 24 hours prior to the Closing Time.

9. Closing Conditions

The Underwriters' obligation to purchase the Underwritten Units at the Closing Time shall be subject to the following conditions, which conditions are for the sole benefit of the Underwriters and may be waived in writing in whole or in part by the Underwriters in their discretion:

(a) prior to the Closing Date, the Fund and the Selling Unitholders (to the extent within their responsibility or control) shall have made and/or obtained the necessary filings, approvals, consents and acceptances required to be made or obtained by the Fund and the Selling Unitholders under applicable Securities Legislation (including the receipt of all approvals from the Exchange) in connection with the offering of the Underwritten Units on terms which are acceptable to the Fund, the Selling Unitholders and the Underwriters, acting reasonably;

(b) all authorizations and approvals shall have been obtained by the Fund and Superior for the execution, delivery and performance by such parties of this Agreement and for the issuance and sale of the Primary Units;

(c) all authorizations and approvals shall have been obtained by the Selling Unitholders for the execution, delivery and performance by the Selling Unitholders of this Agreement and for the sale and transfer of the Secondary Units and the Underwriters' Option Units;

(d) the Primary Units shall have been conditionally approved for listing and the Fund shall have provided to the Underwriters evidence that the Primary Units will be posted for trading on the Exchange at the opening of trading on the Closing Date, subject to fulfillment of customary conditions;

(e) each of the Fund and Superior shall deliver to the Underwriters, at the Closing Time, a separate certificate dated the Closing Date addressed to the Underwriters and signed by:

(i) in respect of the Fund, any Trustee, the Secretary and Investor Relations Manager of the Fund or the Executive Vice President, Corporate Development and Chief Financial Officer of Superior; or

(ii) in respect of Superior, the President and Chief Executive Officer and the Executive Vice President, Corporate Development and Chief Financial Officer of Superior or any two other senior officers of Superior acceptable to the Underwriters, acting reasonably,

certifying for and on behalf of the Fund and Superior, as applicable, to the effect that:

(iii) the Fund and Superior, as applicable, have complied in all material respects with all the material covenants and satisfied all the material terms and conditions of this Agreement on their part to be complied with and satisfied at or prior to the Closing Time;

(iv) the representations and warranties of the Fund and Superior, as applicable, contained herein are true and correct as at the Closing Time, with the same force and effect as if made on and as at the Closing Time;

(v) in the case of the certificate of the Fund, no order, ruling or determination having the effect of ceasing the trading of the Trust Units or suspending the sale of the Underwritten Units, has been issued and no proceedings for such purpose have been instituted or are pending or, to the knowledge of such Trustee, contemplated or threatened;

(vi) in the case of the certificate of the Fund, the representations and warranties of the Fund arising by reason of the delivery of the Prospectus or any Prospectus Amendment are true and correct on and as at the Closing Time (except to the extent superseded by a subsequent Prospectus Amendment) as if such documents had been dated the Closing Date and delivered to the Underwriters; and

(vii) since the respective dates as of which information is given in the Prospectus and any Prospectus Amendment:

(A) there has been no material change (actual, anticipated, contemplated or threatened, whether financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise), capital, ownership or control of the Fund, Superior or its subsidiaries; and

(B) no transaction out of the ordinary course of business has been entered into or is pending by the Fund, Superior or its subsidiaries,

which is material to the Fund, Superior and its subsidiaries taken as a whole;

(f) each Selling Unitholder shall deliver to the Underwriters, at the Closing Time, a certificate dated the Closing Date addressed to the Underwriters and signed by any two senior officers (as such term is defined in the *Securities Act* (Alberta)) of the Selling Unitholder (or its general partner or manager), certifying for and on behalf of the Selling Unitholder, as applicable, to the effect that:

(i) the Selling Unitholder has complied in all material respects with all the material covenants and satisfied all the material terms and conditions of this Agreement on their part to be complied with and satisfied at or prior to the Closing Time;

(ii) the representations and warranties of the Selling Unitholder contained herein are true and correct as at the Closing Time, with the same force and effect as if made on and as at the Closing Time; and

(iii) the representations and warranties of the Selling Unitholder arising by reason of the delivery of the Prospectus or any Prospectus Amendment are true and correct on and as at the Closing Time (except to the extent superseded by a subsequent Prospectus Amendment) as if such documents had been dated the Closing Date and delivered to the Underwriters;

(g) all actions required to be taken by the Fund and Superior, as applicable, including the passing of all requisite resolutions and all requisite filings with governmental authorities, shall have occurred at or prior to the Closing Time as to validly authorize the execution and delivery of this Agreement and the performance of the transactions contemplated hereby;

(h) the Fund will have caused a favourable legal opinion to be delivered by its Canadian counsel addressed to the Underwriters and their counsel in a form and substance satisfactory to the Underwriters and their counsel, acting reasonably, with respect to such matters as the Underwriters and their counsel may reasonably request relating to the distribution of the Underwritten Units. In giving such opinions, counsel to the Fund shall be entitled to rely, to the extent appropriate in the circumstances, upon opinions of local counsel acceptable to the Underwriters and their counsel, acting reasonably, and shall be entitled to rely to the extent appropriate in the circumstances as to the matters of fact, upon certificates of public officials, the Trustees and officers of Superior;

(i) each Selling Unitholder will have caused a favourable legal opinion to be delivered by its Canadian counsel addressed to the Underwriters and their counsel in a form and substance satisfactory to the Underwriters and their counsel, acting

reasonably, with respect to such matters as the Underwriters and their counsel may reasonably request relating to the distribution of the Underwritten Units. In giving such opinions, counsel to the Selling Unitholder shall be entitled to rely, to the extent appropriate in the circumstances, upon opinions of local counsel acceptable to the Underwriters and their counsel, acting reasonably, and shall be entitled to rely to the extent appropriate in the circumstances as to the matters of fact, upon certificates of public officials and officers of the Selling Unitholder;

(j) the Underwriters shall have received at the Closing Time a legal opinion dated the Closing Date, addressed to the Underwriters from counsel to the Underwriters, in form and substance satisfactory to the Underwriters. In giving such opinions, such counsel shall be entitled to rely, to the extent appropriate in the circumstances, upon the opinions of counsel to the Fund and the Selling Unitholders and local counsel as to matters governed by the laws of jurisdictions other than the federal laws of Canada and the Province of Alberta and as to matters of fact on certificates of public officials, the Trustees and officers of Superior and the Selling Unitholders;

(k) each of the Fund and Superior shall deliver to the Underwriters, at the Closing Time, a separate certificate dated the Closing Date addressed to the Underwriters and signed by:

(i) in respect of the Fund, any Trustee, the Secretary and Investor Relations Manager of the Fund or the Executive Vice President, Corporate Development and Chief Financial Officer of Superior; or

(ii) in respect of Superior, the President and Chief Executive Officer and the Executive Vice President, Corporate Development and Chief Financial Officer of Superior or any two other senior officers of Superior acceptable to the Underwriters, acting reasonably,

acting reasonably, certifying for and on behalf of the Fund and Superior, as applicable, its constating documents, all resolutions of the Trustees or board of directors, as applicable, relating to the transactions contemplated hereunder and the incumbency and specimen signatures of signing officers;

(l) each Selling Unitholder shall deliver to the Underwriters, at the Closing Time, a certificate dated the Closing Date addressed to the Underwriters and signed by any two senior officers (as such term is defined in the *Securities Act* (Alberta)) of the Selling Unitholder (or its general partner or manager), certifying for and on behalf of the Selling Unitholder, as applicable, its constating documents, all resolutions of its board of directors (or the board of directors of its general partner or manager), relating to the transactions contemplated hereunder and the incumbency and specimen signatures of signing officers;

(m) the Underwriters shall have received at the Closing Time a legal opinion dated the Closing Date, in form and substance satisfactory to counsel to the Underwriters,

addressed to the Underwriters and counsel to the Underwriters from Quebec counsel to the Fund regarding compliance with the laws of Quebec relating to the use of the French language in connection with the documents (including the Preliminary Prospectus, the Prospectus and any Prospectus Amendment) and confirming that the French translation thereof is in all material respects a complete and accurate translation of the English text appearing thereon and is not susceptible of any materially different interpretation;

(n) the Underwriters shall have received at the Closing Time a comfort letter dated the Closing Date from the Fund's auditors and the auditors of ERCO addressed to the Underwriters and their counsel, in form and substance satisfactory to the Underwriters, similar to the comfort letter to be delivered to the Underwriters pursuant to section 2, provided that such comfort letter shall be based on a review by the auditors having a cut-off date not more than two business days prior to the Closing Date, with such changes as may be necessary to bring the information therein forward to such later date, which changes shall be acceptable to the Underwriters;

(o) the Fund shall have obtained a MRRS Decision Document or, in the case where any jurisdiction opts out of the Mutual Reliance Review System, a receipt from any such jurisdiction, for the Preliminary Prospectus and the Prospectus from all of the Qualifying Provinces and the Fund and the Selling Unitholders shall otherwise have fulfilled all legal requirements to enable the Underwritten Units to be offered and sold to the public in each of the Qualifying Provinces through the Underwriters or any other investment dealer or broker registered in the applicable Qualifying Provinces, not later than June 4, 2003 (or such later date as may be agreed to in writing by the Underwriters); and

(p) the Underwriters shall have received all such other documentation in form and substance satisfactory to the Underwriters, acting reasonably, as the Underwriters may reasonably request.

10. Termination

(a) The Underwriters (or any of them) shall be entitled, at their option, to terminate their (or its) obligation to purchase the Underwritten Units by written notice to that effect given to the Fund and the Selling Unitholders at or prior to the Closing Time, if:

(i) any inquiry, action, suit, investigation or other proceeding (whether formal or informal) is commenced, threatened or announced, or any order is issued by any governmental authority or by any official of any stock exchange (except any such proceeding or order based solely upon the activities of the Underwriters), or any law or regulation is promulgated, changed or announced, or any announcement of any change or proposed change in the income tax laws of Canada, or the interpretation or administration thereof, which in the opinion of an Underwriter, acting

reasonably, is expected to prevent or restrict the trading in or the distribution of the Underwritten Units or any other securities of the Fund or is expected to have a material adverse effect on the market price or value of the Underwritten Units or any other securities of the Fund;

(ii) there shall occur any material change (actual, anticipated, contemplated or threatened, financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise), capital or ownership of the Fund on a consolidated basis or of Superior on a consolidated basis or any change in any material fact, or the Underwriters become aware of any undisclosed material information which, in the opinion of the Underwriters (or any one of them), acting reasonably, could be expected to have a material adverse effect on the market price or value of the Underwritten Units or any other securities of the Fund;

(iii) there shall develop, occur or come into effect or existence, or be announced, any event, action, state, condition or occurrence of national or international consequence or any law, action, regulation or other occurrence of any nature whatsoever which, in the opinion of the Underwriters (or any one of them), acting reasonably, materially adversely affects or involves, or is expected to materially adversely affect or involve, the financial markets generally or the business, affairs, operations, assets, liabilities (contingent or otherwise), capital or ownership of the Fund on a consolidated basis or of Superior on a consolidated basis; or

(iv) the Fund, Superior or any of the Selling Unitholders shall be in breach of, default under or non-compliance with any material representation, warranty, term or condition of this Agreement.

(b) All terms and conditions of this Agreement shall be construed as conditions, and any breach or failure by the Fund, Superior or any of the Selling Unitholders to comply with any of such terms and conditions shall entitle the Underwriters, or any of them, to terminate their obligations to purchase the Underwritten Units by notice to that effect given to the Fund and the Selling Unitholders at or prior to the Closing Time. The Underwriters may waive, in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to their rights in respect of any other of such terms and conditions or any other or subsequent breach or non-compliance; provided, however, that to be binding on the Underwriters any such waiver or extension must be in writing and signed by all of the Underwriters. No act of the Underwriters in offering the Underwritten Units or in preparing or joining in the execution of the Preliminary Prospectus, the Prospectus or any Prospectus Amendment shall constitute a waiver of or estoppel against the Underwriters.

(c) The rights of termination contained in this section 10 may be exercised by any of the Underwriters and are in addition to any other rights or remedies the Underwriters, or any of them, may have in respect of any default, act or failure to

act or non-compliance by the Fund, Superior or any of the Selling Unitholders, or in respect of any of the matters contemplated by this Agreement. In the event of any such termination, there shall be no further liability on the part of the Underwriters to the Fund, Superior or the Selling Unitholders or on the part of the Fund, Superior and the Selling Unitholders to such Underwriters, except in respect of any liability which may have arisen or may thereafter arise under sections 11, 12 and 13. A notice of termination given by an Underwriter under this section 10 shall not be binding upon any other Underwriter who has not also executed such notice.

11. Indemnity

(a) Each of the Fund and Superior jointly and severally covenants and agrees to protect and indemnify each of the Underwriters and their respective directors, officers, employees, partners and agents against all losses (other than a loss of profits in connection with the distribution of the Underwritten Units), claims, damages, liabilities, costs or expenses (each an "**Indemnified Loss**") caused or incurred by reason of:

(i) any statement or information contained in the Preliminary Prospectus, the Prospectus or any Prospectus Amendment filed on behalf of the Fund under Securities Legislation or any other document or material filed or delivered pursuant hereto (other than (i) Selling Unitholder Information, and (ii) any statement or information relating solely to the Underwriters and provided by the Underwriters, or its counsel for inclusion in such document) containing or being alleged to contain a misrepresentation or being or being alleged to be untrue, false or misleading;

(ii) the omission or alleged omission to state in the Preliminary Prospectus, the Prospectus, any Prospectus Amendment, or any other document or material filed or delivered pursuant hereto any material fact (other than a material fact relating to Selling Unitholder Information or solely to the Underwriters) required to be stated therein or necessary to make any statement therein not false or misleading in the light of the circumstances under which it was made;

(iii) any statement (other than a statement (i) relating solely to the Underwriters and provided by the Underwriters or its counsel for inclusion in such document, or (ii) comprising the Selling Unitholder Information) contained in the Public Record which at the time and in the light of the circumstances under which it was made, contained or is alleged to have contained a misrepresentation or being alleged to be untrue, false or misleading;

(iv) any order made or inquiry, investigation or proceeding (formal or informal) commenced or threatened by any officer or official of any securities regulatory authority or by any other competent authority based

upon applicable Securities Legislation or the circumstances described in clauses 11(a)(i), (ii) and (iii) above which operates to prevent or restrict trading in or distribution of the Underwritten Units in any of the Qualifying Provinces;

(v) the breach of any representations, warranties or covenants by any of the Fund or Superior, as applicable, contained in this Agreement or any documents delivered pursuant hereto; or

(vi) either of the Fund or Superior, as applicable, not complying with any requirement of Securities Legislation in connection with the transactions contemplated by this Agreement.

(b) Each of the Selling Unitholders severally and not jointly agrees to protect and indemnify each of the Underwriters and their respective directors, officers, employees and agents against any Indemnified Loss caused or incurred by reason of:

(i) any statement or information comprising Selling Unitholder Information furnished by it and contained in the Preliminary Prospectus, the Prospectus or any Prospectus Amendment filed on behalf of the Fund under Securities Legislation or any other document or material filed or delivered pursuant hereto containing or being alleged to contain a misrepresentation or being or being alleged to be untrue, false or misleading;

(ii) in relation to Selling Unitholder Information, the omission or alleged omission to state in the Preliminary Prospectus, the Prospectus, any Prospectus Amendment, or any other document or material filed or delivered pursuant hereto any material fact required to be stated therein or necessary to make any statement therein not false or misleading in the light of the circumstances under which it was made;

(iii) the breach by such Selling Unitholder of any of its representations, warranties or covenants contained in this Agreement or any documents delivered pursuant hereto; or

(iv) such Selling Unitholder not complying with any requirement of Securities Legislation in connection with the transactions contemplated by this Agreement.

(c) As used in this Section 11, "**Applicable Indemnifying Party**" means: (a) the Fund and Superior in respect of a claim for indemnification under Section 11(a); and (b) the applicable Selling Unitholder in respect of a claim for indemnification under Section 11(b).

(d) If any matter or thing contemplated by this section 11 shall be asserted against any party (an "Indemnified Party") in respect of which indemnification is or might reasonably be considered to be provided, such Indemnified Party shall notify the Applicable Indemnifying Party as soon as possible of the nature of such claim (provided that any failure so to notify shall relieve the Applicable Indemnifying Party of liability under this section 11 only to the extent that such failure prejudices their ability to defend such claim) and the Applicable Indemnifying Parties shall be entitled (but not required) to assume the defence, on behalf of the Indemnified Party, of any suit brought to enforce such claim; provided, however, that the defence shall be through legal counsel acceptable to the Indemnified Party, acting reasonably, and that no settlement or admission of liability may be made by the Applicable Indemnifying Party without the prior written consent of the Indemnified Party, acting reasonably.

(e) With respect to any such claim, the Indemnified Party shall have the right to retain separate counsel to act on his, her or its behalf; provided the fees and disbursements of such separate counsel shall be paid by the Indemnified Party, unless any of the following apply, in which case such fees and disbursements will be paid by the Applicable Indemnifying Party:

(i) the Applicable Indemnifying Party fails to assume the defence of such claim on behalf of the Indemnified Party within ten days of receiving notice of such claim;

(ii) the Applicable Indemnifying Party and the Indemnified Party shall have mutually agreed to the retention of such counsel; or

(iii) the named parties to any claim (including any added, third or impleaded parties) include the Applicable Indemnifying Party and the Indemnified Party, and the Indemnified Party has been advised by his, her or its counsel that representation of the Indemnified Party and the Applicable Indemnifying Party by the same counsel would be inappropriate due to actual or potential differing interests between them.

(f) The rights of indemnity contained in this section 11 shall not enure to the benefit of an Underwriter or any of its directors, officers, employees, partners or agents if the provisions of sections 2 and 5 have been complied with and the person asserting any claim contemplated by this section 11 was not provided with a copy of the Preliminary Prospectus, the Prospectus or any Prospectus Amendment which corrects any untrue statement or information, misrepresentation or omission which is the basis of such claim and which is required, under Securities Legislation, to be delivered to such person by the Underwriters.

(g) The Fund, Superior and the Selling Unitholders acknowledge and agree that the Underwriters are contracting on their own behalf and as agents for their respective directors, officers, employees, partners and agents and accordingly hereby constitute the Underwriters as trustees for such persons for the covenants of the

Fund, Superior and the Selling Unitholders contained in this section 11 and the Underwriters agree to accept such trust and to hold such covenants on behalf of such persons.

(h) The Fund, Superior and the Selling Unitholders hereby waive their rights to recover contribution from any of the Underwriters or any of their respective directors, officers, employees, partners and agents with respect to any liability of the Fund, Superior or the Selling Unitholders by reason of or arising out of any misrepresentation contained in the Preliminary Prospectus, the Prospectus or any Prospectus Amendment or in the Public Record; provided, however, that such waiver shall not apply in respect of liability caused or incurred by reason of or arising out of:

(i) any misrepresentation which is based upon or results from a statement or information relating solely to the Underwriters contained in such document and which statement or information was provided by the Underwriters for inclusion in such document; or

(ii) any failure by the Underwriters or members of the Selling Dealer Group (if any) to provide to prospective purchasers any document which the Fund is required to provide to such prospective purchasers and which the Fund or Superior have provided to the Underwriters to forward to such prospective purchasers.

12. Contribution

(a) In order to provide for just and equitable contribution in circumstances in which an indemnity provided in section 11 of this Agreement would otherwise be available in accordance with its terms but is, for any reason not solely attributable to any one or more of the Indemnified Parties, held to be unavailable to or unenforceable by the Indemnified Parties or enforceable otherwise than in accordance with its terms, the Underwriters, the Fund, Superior, and the Selling Unitholders will contribute to the aggregate of all claims, damages, liabilities, costs and expenses and all losses (other than losses of profits in connection with the distribution of the Underwritten Units) of the nature contemplated in section 11 of this Agreement and suffered or incurred by the Indemnified Parties in proportions reflective of the relative benefits received by the Fund, Superior and by each of the Selling Unitholders, and the Underwriters as well as the relative fault of the Fund, Superior, the Selling Unitholders and the Underwriters in connection with the statement, information, misrepresentation, omission, order, inquiry, investigation, proceeding or other matter or thing referred to in section 11 which resulted in such losses, claims, damages, liabilities, costs or expenses (or claims, actions, suits or proceedings in respect thereof), as well as any other relevant equitable considerations provided that the Underwriters shall not in any event be liable to contribute, in the aggregate, any amount in excess of the Underwriting Fee actually received by the Underwriters as provided in this Agreement. No party who has engaged in any fraud, fraudulent misrepresentation

or negligence will be entitled to claim contribution from any person who has not engaged in that fraud, fraudulent misrepresentation or negligence.

(b) Benefits received by each of the Selling Unitholders shall be deemed to be equal to the total net proceeds (before deducting expenses) received by such Selling Unitholder from the sale of its Underwritten Units or an account of Underwritten Units sold by it, benefits received by the Fund and Superior shall be deemed to be equal to the total net proceeds (before deducting expenses) received by the Fund from the sale of its Underwritten Units, and benefits received by the Underwriters shall be deemed to be equal to the total Underwriting Fees, received by the Underwriters. Relative fault shall be determined by reference to, among other things, whether any untrue or any alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information provided by the Fund, Superior such Selling Unitholder or the Underwriters, the intent of the parties and their relative knowledge, access to information and opportunity to correct or prevent such untrue or alleged untrue statement or omission or alleged omission. The Fund, Superior and each of the Selling Unitholders and the Underwriters agree that it would not be just and equitable if contribution were determined by *pro rata* allocation or any other method of allocation which does not take account of the equitable considerations on the basis set forth to above.

13. Expenses

Whether or not the transactions herein contemplated shall be completed, except as hereinafter specifically provided, all expenses of or incidental to the authorization, creation, issue and sale of the Underwritten Units and all expenses of or incidental to all other matters in connection with the offering including, without limitation: listing and filing fees, expenses payable in connection with the qualification of the Underwritten Units for distribution, the fees and expenses of counsel for the Fund, all fees and expenses of local counsel, all fees and expenses of the auditors to the Fund and Superior and to other entities or businesses in respect of which financial information is included in the Prospectus, all costs incurred in connection with preparing, printing, translating and providing copies of the Preliminary Prospectus, the Prospectus, any Prospectus Amendment, and certificates representing the Underwritten Units and all fees and expenses of the Transfer Agent of the Trust Units shall be borne by and for the account of the Fund. The fees and expenses of counsel to the Selling Unitholders and any incremental filing fees attributable to the sale of Trust Units by the Selling Unitholders shall be borne by and for the account of the Selling Unitholders. The fees and disbursements of the Underwriters' legal counsel and any out-of-pocket expenses of the Underwriters shall be borne by them, provided that if the offering is not completed as contemplated herein due to any failure of the Fund, Superior or any of the Selling Unitholders to comply with the terms under this Agreement, the Fund agrees (without in any way affecting the rights and obligations as between the Fund and the Selling Unitholders) to assume and pay the reasonable fees and disbursements of Underwriters' counsel and the out-of-pocket expenses reasonably incurred by the Underwriters.

14. Obligation of Underwriters to Purchase

The obligation of the Underwriters to purchase the Underwritten Units at the Closing Time shall be several and not joint and shall be limited to the following percentages of the aggregate number of Underwritten Units to be purchased at that time:

Scotia Capital Inc.	30.0%
CIBC World Markets Inc.	15.0%
RBC Dominion Securities Inc.	15.0%
TD Securities Inc.	15.0%
National Bank Financial Inc.	12.0%
BMO Nesbitt Burns Inc.	6.0%
Canaccord Capital Corporation	4.0%
Desjardins Securities Inc.	1.0%
FirstEnergy Capital Corp.	1.0%
HSBC Securities (Canada) Inc.	1.0%
	100%

If at the Closing Time any one or more of the Underwriters shall fail or refuse to purchase its respective percentage set forth above of the aggregate number of the Underwritten Units and the number of such Underwritten Units which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase is not more than 10% of the aggregate number of Underwritten Units to be purchased on such date, the non-defaulting Underwriters shall be obligated severally, in the proportions that the respective percentage set forth opposite the names of all such non-defaulting Underwriters, to purchase the Underwritten Units which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase at such time.

If any one or more of the Underwriters shall not purchase its applicable percentage of the Underwritten Units at the Closing Time and the number of such securities which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase is more than 10% of the aggregate number of Underwritten Units to be purchased at such time, the others shall have the right, but shall not be obligated, to purchase all of the percentage of the Underwritten Units which would otherwise have been purchased by such one or more of the Underwriters; the Underwriters exercising such right shall purchase such Underwritten Units *pro rata* to their respective percentages aforesaid or in such other proportions as they may otherwise agree. In the event such right is not exercised, the Underwriters which are not in default shall be entitled by written notice to the Fund and the Selling Unitholders to terminate this Agreement without liability. If all of the Underwritten Units are not purchased, the Fund and the Selling Unitholders shall be entitled to terminate their obligations under this Agreement (except for its liabilities under sections 11, 12 and 13) and the Underwriters which are not in default shall be relieved of all of their obligations to the Fund and the Selling Unitholders hereunder. An Underwriter which stands ready to purchase its percentage, as stipulated above, of the aggregate number of Underwritten Units to be purchased by the Underwriters under this Agreement will have no liability to the Fund or the Selling Unitholders if another Underwriter defaults in its obligation to purchase its percentage of such securities. Nothing in this section 14 shall oblige the Fund and the Selling Unitholders to sell less than all of the Underwritten Units or prejudice or limit any

rights which the Fund and the Selling Unitholders may have against a defaulting Underwriter or the rights any Underwriter may have against any other Underwriter.

15. Severability

If any provision of this Agreement is determined to be void or unenforceable in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of this Agreement and such void or unenforceable provision shall be severable from this Agreement.

16. Survival

All representations, warranties, covenants, indemnities and agreements of the Fund, Superior and the Selling Unitholders herein contained or contained in documents submitted pursuant to this Agreement and in connection with the transactions contemplated herein shall survive the purchase and sale of the Underwritten Units and shall continue in full force and effect for the benefit of the Underwriters, regardless of any subsequent disposition of the Underwritten Units or any investigation by or on behalf of the Underwriters with respect thereto.

17. Time of the Essence

Time shall be of the essence of this Agreement.

18. Governing Law

This agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and shall be treated in all respects as an Alberta contract. Each party hereby irrevocably submits to the non-exclusive jurisdiction of the courts of Alberta, and all courts competent to hear appeals therefrom, with respect to any matter arising hereunder or related hereto.

19. Funds

All funds referred to in this Agreement shall be in Canadian dollars.

20. Notice

Unless otherwise expressly provided in this Agreement, any notice or other communication to be given under this Agreement (a "notice") shall be in writing addressed as follows:

if to the Fund:

Superior Plus Income Fund
1111, 49th Avenue N.E.
Calgary, Alberta
T2E 8V2
Attention: Trustees
Telecopier Number: (403) 730-7519

if to Superior:

Superior Plus Inc.
1111, 49th Avenue N.E.
Calgary, Alberta
T2E 8V2
Attention: Executive Vice President, Corporate Development and Chief Financial Officer
Telecopier Number: (403) 730-7519

with a copy to:

Macleod Dixon LLP
3700, 400 – 3rd Avenue S.W.
Calgary, Alberta
T2P 4H2
Attention: Robert J. Engbloom
Telecopier Number: (403) 264-5973

if to the Selling Unitholders:

The Enterprise Capital LP
The Enterprise Capital FI LP
The Enterprise Capital Trust
Enterprise Capital Management Inc.
One Toronto Street
Suite 200
Toronto, Ontario M5C 2V6

Attention: James S.A. MacDonald
Telecopier Number: (416) 361-0401

and

The Manufacturers Life Insurance Company
200 Bloor Street East
Toronto, Ontario M4W 1E5

Attention: Warren Thomson, Senior Vice President, Investments
Telecopier Number: (416) 926-6966

with a copy to:

Stikeman Elliott LLP
Suite 5300 Commerce Court West
199 Bay Street
Toronto, Ontario M5L 1B9

Attention: Jennifer Northcote
Telecopier Number: (416) 947-0866

or if to the Underwriters:

Scotia Capital Inc.
Suite 2000, Scotia Centre
700 – 2nd Street S.W.
Calgary, Alberta
T2P 2W1
Attention: Eric McFadden
Telecopier Number: (403) 298-4099

with a copy to:

Fraser Milner Casgrain LLP
3000, 237 - 4th Avenue S.W.
Calgary, Alberta
T2P 4X7
Attention: Bill Gilliland
Telecopier Number: (403) 268-3100

or to such other address as any of the parties may designate by notice given to the others.

Each notice shall be personally delivered to the addressee or sent by fax to the addressee and (i) a notice which is personally delivered shall, if delivered on a business day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first business day following the day on which it is delivered; and (ii) a notice which is sent by fax shall be deemed to be given and received on the first business day following the day on which it is sent.

21. Authority of Lead Underwriter

The Lead Underwriter is hereby authorized by each of the other Underwriters to act on its behalf and the Fund and the Selling Unitholders shall be entitled to and shall act on any notice given hereunder or agreement entered into by or on behalf of the Underwriters by the Lead Underwriter except in respect of any consent to a settlement pursuant to section 11 which consent shall be given by the Indemnified Party, a notice of termination pursuant to section 10 or section 14 which notice may be given by any of the Underwriters, or any waiver pursuant to section 10(b) which waiver must be signed by all of the Underwriters. The Lead Underwriter shall consult fully with the other Underwriters concerning any matter in respect of which it acts as representative of the Underwriters.

22. Counterparts

This Agreement may be executed by any one or more of the parties to this Agreement in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same instrument.

23. Successors and Assigns

This agreement shall enure to the benefit of and be binding upon the parties and their respective successors (including any successor by reason of amalgamation or statutory arrangement) and permitted assigns and upon the heirs, executors, legal representatives, successors and permitted assigns of those for whom the Underwriters are contracting pursuant to section 11. No party shall assign any of its rights or obligations hereunder without the consent of the other parties hereto.

24. No Liability

None of the holders of Trust Units and none of the trustees or officers of the Fund shall have any personal liability or obligations in respect of the obligations of the Fund under this Agreement, and any recourse the Underwriters may have against the Fund pursuant to this Agreement shall be solely against the assets of the Fund.

The parties hereto acknowledge that each of The Enterprise Capital LP and The Enterprise Capital FI LP is a limited partnership formed under the *Limited Partnerships Act* (Ontario), a limited partner of which is only liable for any of its liabilities or any of its losses to the extent of the amount the limited partner has contributed or agreed to contribute to The Enterprise Capital LP's or The Enterprise Capital FI LP's capital and such limited partner's *pro rata* share of any undistributed income.

The parties hereto acknowledge that The Enterprise Capital Trust is entering into this agreement on its own behalf and the obligations of The Enterprise Capital Trust hereunder shall not be personally binding upon the manager, the trustee or any of the unitholders of The Enterprise Capital Trust and that any recourse against The Enterprise Capital Trust, its trustee, its manager or any of its unitholders shall be limited to, and be satisfied only out of the assets of The Enterprise Capital Trust.

If the foregoing is in accordance with the Fund's, Superior's and the Selling Unitholders' understanding and is agreed to by the Fund, Superior and the Selling Unitholders please signify your acceptance by executing the enclosed copies of this letter where indicated below and returning the same to Scotia Capital Inc. upon which this letter as so accepted shall constitute an agreement among us.

Yours very truly,

SCOTIA CAPITAL INC.

By: (signed)
Eric McFadden

CIBC WORLD MARKETS INC.

By: (signed)
Brenda A. Mason

RBC DOMINION SECURITIES INC.

By: (signed)
Robert D. Hallett

TD SECURITIES INC.

By: (signed)
Alec W.G. Clark

NATIONAL BANK FINANCIAL INC.

By: (signed)
Robert B. Wonnacott

BMO NESBITT BURNS INC.

By: (signed)
Aaron M. Engen

CANACCORD CAPITAL CORPORATION

By: (signed)
Stephen J. Mullie

DESJARDINS SECURITIES INC.

By: (signed)
Gordon H. Larock

FIRSTENERGY CAPITAL CORP.

By: (signed)
John S. Chambers

HSBC SECURITIES (CANADA) INC.

By: (signed)
Rod A. McIsaac

The foregoing accurately reflects the terms of the transaction which we are to enter into and such terms are agreed to with effect as of the date first above written.

SUPERIOR PLUS INCOME FUND

By: (signed)
Name: W. Mark Schweitzer in his capacity as the authorized signatory of the trustees of Superior Plus Income Fund and without personal liability

SUPERIOR PLUS INC.

By: (signed)
Name: W. Mark Schweitzer
Title: Executive Vice President, Corporate Development and Chief Financial Officer

THE MANUFACTURERS LIFE INSURANCE COMPANY

By: (signed)
Christer Ahlvik
Corporate Secretary

THE ENTERPRISE CAPITAL LP, by its general partner, Enterprise GenPar Limited

By: (signed)
James S.A. MacDonald

THE ENTERPRISE CAPITAL FI LP, by its general partner, Enterprise GenPar Limited

By: (signed)
James S.A. MacDonald

THE ENTERPRISE CAPITAL TRUST, by its manager, Enterprise Capital Management Inc.

By: (signed)
James S.A. MacDonald

ENTERPRISE CAPITAL MANAGEMENT INC.

By: (signed)
James S.A. MacDonald

Schedule A to an underwriting agreement dated
May 28, 2003 (the "Underwriting Agreement")

Capitalized terms used but not defined in this Schedule A shall have the meaning ascribed thereto in the Underwriting Agreement.

U.S. SELLING RESTRICTIONS

1. For the purpose of this Schedule A, the following terms shall have the meanings indicated:

   (a) "**Directed Selling Efforts**" means any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Underwritten Units and shall include, without limitation, the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of any of the Underwritten Units;

   (b) "**Documents**" means the U.S. Placement Memorandum of the Fund, if any, and the related Preliminary Prospectus or Prospectus;

   (c) "**Investment Company Act**" means the United States *Investment Company Act* of 1940, as amended;

   (d) "**Qualified Institutional Buyer**" means a "**qualified institutional buyer**" as defined in Rule 144A;

   (e) "**Regulation D**" means Regulation D adopted by the SEC under the U.S. Securities Act;

   (f) "**Regulation S**" means Regulation S adopted by the SEC under the U.S. Securities Act;

   (g) "**Rule 144A**" means Rule 144A adopted by the SEC under the U.S. Securities Act;

   (h) "**SEC**" means the United States Securities and Exchange Commission;

   (i) "**Selling Dealer Group**" means the dealers and brokers other than the Underwriters, if any, who participate in the offer and sale of the Underwritten Units pursuant to the Underwriting Agreement;

   (j) "**Substantial U.S. Market Interest**" means "**substantial U.S. market interest**" as defined in Regulation S;

   (k) "**United States**" means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

   (l) "**U.S. Exchange Act**" means the United States *Securities Exchange Act* of 1934, as amended; and

(m) "**U.S. Securities Act**" means the United States *Securities Act of 1933*, as amended.

2. The Underwriters severally but not jointly:

(a) acknowledge that the Underwritten Units have not been and will not be registered with the SEC under the U.S. Securities Act and that the Underwritten Units are being offered and sold pursuant to a prospectus under Canadian securities laws and in reliance upon an exemption from registration and a "safe harbour" provided by Regulation S (supplemented, in the case of offers and sales by the Underwriters or by members of the Selling Dealer Group through their respective United States' affiliates to persons in the United States, by the exemption from registration provided by Rule 144A); and

(b) agree that neither they, nor any member of the Selling Dealer Group, nor any of their respective affiliates nor any person acting on behalf of any of the foregoing:

(i) have engaged or will engage in any Directed Selling Efforts with respect to the Underwritten Units,

(ii) except to the extent permitted by paragraph 3 of this Schedule A, have made or will make (A) any offer to sell or solicitation of an offer to buy any of the Underwritten Units to any person in the United States, or (B) any sale of the Underwritten Units to any person unless (1) the seller of such Underwritten Units and any person acting on its behalf reasonably believe that at the time such person placed the order to purchase Underwritten Units, such person was outside the United States, and (2) such sale is otherwise in compliance with the applicable requirements of Regulation S,

(iii) have taken or will take any action which would constitute a violation of Regulation M under the U.S. Exchange Act, or

(iv) have solicited or will solicit offers for, or offers to sell, the Underwritten Units by means of any form of general solicitation or general advertising (as those terms are used in Regulation D) or in any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act.

3. It is understood and agreed by the Underwritten Units may be offered and sold by the Underwriters and members of the Selling Dealer Group in the United States through their respective United States' affiliates pursuant only to the provisions of Rule 144A to persons who are or are reasonably believed by them to be Qualified Institutional Buyers in transactions meeting the requirements of Rule 144A and in compliance with any applicable state securities laws of the United States and all United States' state and federal laws governing the registration and conduct of securities brokers and dealers, provided that prior to any such sale, each purchaser shall have been provided with a copy of the Documents (and all amendments and supplements thereto and final forms thereof)

and each such purchaser shall have executed and delivered a Certificate and Agreement of Qualified Institutional Buyer in the form annexed hereto as Exhibit 1.

4. The Underwriters agree that they have caused or will promptly cause each member of the Selling Dealer Group to acknowledge in writing its awareness of and agreement to be bound by the provisions of this Schedule A in connection with all offers and sales of the Underwritten Units.

5. The Underwriters have not entered, and will not enter, into any contractual arrangement without the prior written consent of the Fund and the Selling Unitholders with respect to the distribution of the Underwritten Units, except

   (a) with their affiliates, or

   (b) with members of the Selling Dealer Group in accordance with paragraph 4 of this Schedule A, except that nothing in this Schedule A shall in any way restrict offers and sales in accordance with Rule 144A.

6. The Fund hereby represents and warrants to the Underwriters that:

   (a) the U.S. Placement Memorandum of the Fund, if any, at the date hereof, does not and at the Closing Date will not (and any amendment or supplement thereto or final form thereof, at the date thereof and at the Closing Date, will not), contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

   (b) neither the Fund, nor any of its Affiliates (as defined in Rule 501(b) of Regulation D) (other than an Underwriter, a member of the Selling Dealer Group, and their respective affiliates, in respect of which no representation is made) has, directly or indirectly, made offers or sales of any security, or solicited offers to buy any security, under circumstances that would require the registration of the Underwritten Units under the U.S. Securities Act;

   (c) neither the Fund, nor any of its Affiliates, nor any person acting on its or their behalf (other than an Underwriter, a member of the Selling Dealer Group, and their respective affiliates, in respect of which no representation is made) has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D) or otherwise made a public offering within the meaning of Section 4(2) of the U.S. Securities Act in connection with any offer or sale of the Underwritten Units in the United States;

   (d) the Underwritten Units satisfy the eligibility requirements of Rule 144A(d)(3) under the U.S. Securities Act in that they are not part of a class listed on a national securities exchange in the United States, quoted in an automated inter-dealer system in the United States, or convertible or exchangeable at an effective conversion premium or exercise premium (calculated as specified in paragraph 4(a)(6) or paragraph (a)(7) of Rule 144A under the U.S. Securities Act) of less than 10% for securities so listed or quoted;

(e) neither the Fund, nor any of its Affiliates, nor any person acting on its or their behalf (other than an Underwriter, a member of the Selling Dealer Group, and their respective affiliates, in respect of which no representation is made) has engaged in any Directed Selling Efforts with respect to the Underwritten Units;

(f) the Fund is a "foreign issuer" as such term is defined in Regulation S;

(g) the Fund reasonably believes that there is no Substantial U.S. Market Interest in the Underwritten Units or in any securities of the Trust which are of the same class as the Underwritten Units;

(h) the Fund is not and does not own or control an open-end investment company, unit investment trust or face amount certificate company that is registered or required to be registered or a closed-end investment company required to be registered but not registered under Section 8 of the Investment Company Act;

(i) the Fund has not, in connection with the offer and sale of the Underwritten Units, paid or agreed to pay to any person any compensation for soliciting another to purchase any securities of the Trust (except as contemplated by this Agreement); and

(j) the Fund has not taken, directly or indirectly, any action designed to cause or to result in, or that has constituted or which might reasonably be expected to constitute, the stabilization or manipulation of the price of any security of the Fund to facilitate the sale or resale of the Underwritten Units.

7. The Fund covenants and agrees with the Underwriters that:

(a) if at any time prior to the completion of the sale of the Underwritten Units by the Underwriters, any event occurs as a result of which the Documents, as then amended or supplemented, would include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, or if it should be necessary to amend or supplement the Documents to comply with applicable law, the Fund will promptly notify the Underwriters of the same and will prepare and provide to the Underwriters an amendment or supplement which will correct such statement or omission or effect such compliance;

(b) the Fund will not, and will not permit any of its Affiliates to, resell any securities of the Fund that have been acquired by any of them in the United States, or to or for the account or benefit of a U.S. person (within the meaning of Regulation S), or otherwise in a manner that would require such sale or the offering to be made by the Underwriters to be subject to the registration requirements of the U.S. Securities Act;

(c) neither the Fund, nor any of its Affiliates, nor any person acting on its or their behalf (other than an Underwriter, a member of the Selling Dealer Group, and their respective affiliates, in respect of which no covenant is given) will, directly or indirectly, make offers or sales of any security, or solicit offers to buy any

security, under circumstances that would require the registration of the Underwritten Units under the U.S. Securities Act;

(d) neither the Fund, nor any of its Affiliates, nor any person acting on its or their behalf (other than an Underwriter, a member of the Selling Dealer Group, and their respective affiliates, in respect of which no covenant is given) will engage in any form of general solicitation or general advertising (within the meaning of Regulation D) in connection with any offer or sale of the Underwritten Units in the United States;

(e) so long as any of the Underwritten Units are "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act, the Fund will, during any period in which it is not subject to and in compliance with Section 13 or 15(d) of the U.S. Exchange Act or it is not exempt from such reporting requirements pursuant to and in compliance with Rule 12g3-2(b) under the U.S. Exchange Act, provide to each holder of such restricted securities and to each prospective purchaser (as designated by such holder) of such restricted securities, upon the request of such holder or prospective purchaser, any information required to be provided by Rule 144A(d)(4) under the U.S. Securities Act. This covenant is intended to be for the benefit of the holders, and the prospective purchasers designated by such holders, from time to time of such restricted securities;

(f) neither the Fund, nor any of its Affiliates, nor any person acting on its or their behalf (other than an Underwriter, a member of the Selling Dealer Group, and their respective affiliates, in respect of which no covenant is given) will engage in any Directed Selling Efforts with respect to the Underwritten Units; and

(g) for so long as the Underwritten Units are outstanding, the Fund will not become and will not own or control an open-end investment company, unit investment trust or face amount certificate company which is registered or required to be registered or a closed-end investment company required to be registered but not registered under Section 8 of the Investment Company Act.

8. Each Selling Unitholder hereby severally represents and warrants (with respect to itself only) to the Underwriters that:

(a) neither it, nor any of its Affiliates (as defined in Rule 501(b) of Regulation D) (other than an Underwriter, a member of the Selling Dealer Group, and their respective affiliates, in respect of which no representation is made) has, directly or indirectly, made offers or sales of any security, or solicited offers to buy any security, under circumstances that would require the registration of the Underwritten Units under the U.S. Securities Act;

(b) neither it, nor any of its Affiliates, nor any person acting on its or their behalf (other than an Underwriter, a member of the Selling Dealer Group, and their respective affiliates, in respect of which no representation is made) has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D) or otherwise made a public offering within the meaning of Section

4(2) of the U.S. Securities Act in connection with any offer or sale of the Underwritten Units in the United States;

(c) neither it, nor any of its Affiliates, nor any person acting on its or their behalf (other than an Underwriter, a member of the Selling Dealer Group, and their respective affiliates, in respect of which no representation is made) has engaged in any Directed Selling Efforts with respect to the Underwritten Units;

(d) it has not, in connection with the offer and sale of the Underwritten Units, paid or agreed to pay to any person any compensation for soliciting another to purchase any securities of the Fund (except as contemplated by this Agreement); and

(e) it has not taken, directly or indirectly, any action designed to cause or to result in, or that has constituted or which might reasonably be expected to constitute, the stabilization or manipulation of the price of any security of the Fund to facilitate the sale or resale of the Underwritten Units.

9. Each Selling Unitholder covenants and agrees with the Underwriters that:

(a) if at any time prior to the completion of the sale of the Underwritten Units by the Underwriters, any event occurs as a result of which the Selling Unitholder Information furnished by it and included in the Documents, as then amended or supplemented, would include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, or if it should be necessary to amend or supplement the Selling Unitholder Information furnished by it and included in the Documents to comply with applicable law, it will promptly notify the Underwriters of the same;

(b) it will not, and will not permit any of its Affiliates to, resell any securities of the Fund that have been acquired by any of them in the United States, or to or for the account or benefit of a U.S. person (within the meaning of Regulation S), or otherwise in a manner that would require such sale or the offering to be made by the Underwriters to be subject to the registration requirements of the U.S. Securities Act;

(c) neither it, nor any of its Affiliates, nor any person acting on its or their behalf (other than an Underwriter, a member of the Selling Dealer Group, and their respective affiliates, in respect of which no covenant is given) will, directly or indirectly, make offers or sales of any security, or solicit offers to buy any security, under circumstances that would require the registration of the Underwritten Units under the U.S. Securities Act;

(d) neither it, nor any of its Affiliates, nor any person acting on its or their behalf (other than an Underwriter, a member of the Selling Dealer Group, and their respective affiliates, in respect of which no covenant is given) will engage in any form of general solicitation or general advertising (within the meaning of Regulation D) in connection with any offer or sale of the Underwritten Units in the United States; and

(e) neither it, nor any of its Affiliates, nor any person acting on its or their behalf (other than an Underwriter, a member of the Selling Dealer Group, and their respective affiliates, in respect of which no covenant is given) will engage in any Directed Selling Efforts with respect to the Underwritten Units.

EXHIBIT 1

CERTIFICATE AND AGREEMENT OF

QUALIFIED INSTITUTIONAL BUYER

TO: Scotia Capital Inc.
CIBC World Markets Inc.
RBC Dominion Securities Inc.
National Bank Financial Inc.
TD Securities Inc.
BMO Nesbitt Burns Inc.
Canaccord Capital Corporation
Desjardins Securities Inc.
FirstEnergy Capital Corp.
HSBC Securities (Canada) Inc.
(the "**Underwriters**")

AND TO: Superior Plus Income Fund
Superior Plus Inc.

In connection with the purchase by the undersigned purchaser (the "**Purchaser**") of Trust Units (the "**Trust Units**") of Superior Plus Income Fund (the "**Fund**") the Purchaser or the undersigned on behalf of the Purchaser, as the case may be, hereby certifies and agrees for the benefit of each of you that:

1. The Purchaser is a "qualified institutional buyer" as defined in Rule 144A under the United States Securities Act of 1933 (the "1933 Act").

2. If the Purchaser is an investment company, the investment adviser named below is the investment adviser to the Purchaser.

3. The Purchaser is aware that the Trust Units have not been and will not be registered under the 1933 Act and that the sale to it of the Trust Units is being made in reliance on the exemption from such registration provided by Rule 144A, and the Purchaser certifies that: (a) it is and will be acquiring the Trust Units for its own account or for the account of another qualified institutional buyer; and (b) it has received all information, financial and other, with respect to the Fund which it has requested and to which it is entitled under the provisions of paragraph (d)(4) of Rule 144A.

4. The Purchaser acknowledges that the Trust Units are "restricted securities" for the purposes of the 1933 Act and agrees that if it decides to offer, sell or otherwise transfer any of the Trust Units, it will not offer, sell or otherwise transfer any of such securities, directly or indirectly, unless (a) the sale is to the Fund, (b) the sale is made outside the United States in compliance with the requirements of Rule 904 of Regulation S and in compliance with applicable local laws and regulations, or (c) the sale is made inside the United States in accordance with (i) Rule 144A to a person who the seller reasonably believes is a qualified institutional buyer that is purchasing for its own account or for the account of a qualified institutional buyer to whom notice is given that the offer, sale or transfer is being made in reliance on Rule 144A and who agrees in writing to be bound

by the provisions of this paragraph (including without limitation this provision) or (ii) with the prior consent of the Fund, pursuant to another exemption from registration under the 1933 Act. The Purchaser understands that certificates for the Trust Units (and any certificates issued in exchange therefor or replacements thereof) will bear a legend reflecting the foregoing restrictions on sale.

Date: ____________________________, 2003

Print name of Purchaser
By: ______________________________
Print Name: ________________________
Title: ____________________________

AND,
if the Purchaser is an investment company, fill in below:

____
Print name of investment adviser
as investment advisor to the Purchaser, with respect to numbered paragraphs 1 and 2 only
By: ______________________________
Print name: ________________________
Title: ____________________________

Schedule B to an Underwriting Agreement dated
May 28, 2003 (the "**Underwriting Agreement**")

[Form of Lockup Agreement]

May 28, 2003

Scotia Capital Inc.
Suite 2000, Scotia Centre
700 – 2nd Street S.W.
Calgary, AB T2P 2W1

Dear Sirs and Mesdames:

The undersigned understands that Scotia Capital Inc. (the "**Lead Underwriter**") and a syndicate of underwriters (including the Lead Underwriter, the "**Underwriters**") propose to enter into an underwriting agreement with Superior Plus Income Fund (the "**Fund**"), Superior Plus Inc., The Enterprise Capital LP, The Enterprise Capital FI LP, The Enterprise Capital Trust, Enterprise Capital Management Inc. and The Manufacturers Life Insurance Company providing for the public offering (the "**Public Offering**") by the several Underwriters of trust units ("**Trust Units**") of the Fund.

To induce the Underwriters to continue their efforts in connection with the Public Offering, the undersigned hereby agrees that, without the prior written consent of the Lead Underwriter which consent shall not be unreasonably withheld, it will not, during the period commencing on the date of the underwriting agreement referred to above and ending 100 days after the date of the closing of the Public Offering directly or indirectly, sell or offer to sell any Trust Units, or otherwise sell, lend, transfer or dispose of any securities exchangeable, convertible or exercisable into Trust Units (other than the exercise of rights to acquire Trust Units) or enter into any swap or other arrangement that transfers to another person, in whole or in part, any of the economic consequences of ownership of Trust Units, whether any such transaction is settled by delivery of Trust Units or such other securities, in cash or otherwise, or announce an intention to do any of the foregoing.

The undersigned understands that the Fund and the Underwriters are relying upon this agreement in proceeding toward consummation of the Public Offering. The undersigned further understands that this agreement is irrevocable and shall be binding upon the undersigned's heirs, legal representatives, successors and assigns.

Very truly yours,

____
(name)

____
(address)

A·S·C
ALBERTA·SECURITIES·COMMISSION

**IN THE MATTER OF NATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM FOR
PROSPECTUSES AND ANNUAL INFORMATION FORMS**

AND

IN THE MATTER OF

SUPERIOR PLUS INCOME FUND

DECISION DOCUMENT

This preliminary mutual reliance review system decision document evidences that preliminary receipts of the regulators in each of Alberta, British Columbia, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia, New Brunswick, Prince Edward Island and Newfoundland and Labrador have been issued for a preliminary Short Form Prospectus of the above issuer dated May 28, 2003.

DATED at Calgary, Alberta this May 28, 2003

"Mavis Legg"
Mavis Legg
Manager Securities Analysis

Note:
The issuance of this decision document is not to be construed as meaning that the adequacy of the preliminary materials has been established. The materials are being reviewed and initial comments will be furnished to you as soon as possible.

SEDAR Project # 00545706

Short Form Prospectus

New Issue and Secondary Offering June 4, 2003

Superior Plus Income Fund

$167,200,000

8,000,000 Trust Units

An aggregate of 8,000,000 trust units ("Units") of Superior Plus Income Fund (the "Fund") are being offered, of which 4,500,000 Units will be issued and sold by the Fund and 3,500,000 Units will be sold by The Enterprise Capital LP, The Enterprise Capital FI-LP, The Enterprise Capital Trust, Enterprise Capital Management Inc. (on behalf of discretionary accounts) and The Manufacturers Life Insurance Company (collectively, the "Selling Unitholders"). The Fund will not receive any of the proceeds relating to the Units sold by the Selling Unitholders. See "Selling Unitholders".

The outstanding Units are listed on the Toronto Stock Exchange (the "TSX") under the symbol SPF.UN. On June 3, 2003, the closing price of the Units on the TSX was $20.86 per Unit. The offering price of the Units was determined by negotiation among the Fund, the Selling Unitholders and Scotia Capital Inc., on its own behalf and on behalf of the Underwriters as defined below. The Underwriters may effect transactions which stabilize or maintain the market price for the Units at levels other than those which otherwise might prevail in the open market. See "Plan of Distribution".

	Price: $20.90 per Unit			
	Price	Underwriters' Fee	Net Proceeds to the Fund(1)	Net Proceeds to the Selling Unitholders (1)(2)
Per Unit	$20.90	$1.045	$19.855	$19.855
Total	$167,200,000	$8,360,000	$89,347,500	$69,492,500

Notes:

(1) Before deducting the expenses of the offering, estimated to be $500,000, $490,000 of which will be paid by the Fund and $10,000 of which will be paid by the Selling Unitholders.

(2) The Selling Unitholders have granted the Underwriters an option (the "Option"), exercisable until 48 hours prior to the closing of the offering, to purchase up to an additional 1,257,956 Units at the offering price. This prospectus qualifies the distribution of the Units issuable upon the exercise thereof. If the Option is exercised in full, the total Price, Underwriters' Fee, Net Proceeds to the Fund (before deducting other expenses of the issue) and Net Proceeds to the Selling Unitholders (before deducting other expenses of the issue) will be $193,491,280, $9,674,564, $89,347,500 and $94,469,216, respectively. See "Plan of Distribution" and "Selling Unitholders".

Scotia Capital Inc., CIBC World Markets Inc., RBC Dominion Securities Inc., TD Securities Inc., National Bank Financial Inc., BMO Nesbitt Burns Inc., Canaccord Capital Corporation, Desjardins Securities Inc., FirstEnergy Capital Corp. and HSBC Securities Inc. (collectively, the "Underwriters"), as principals, conditionally offer the Units, subject to prior sale, if, as and when issued by the Fund and delivered by the Selling Unitholders and accepted by the Underwriters in accordance with the conditions contained in the underwriting agreement referred to under "Plan of Distribution" and subject to approval of certain legal matters on behalf of the Fund by Macleod Dixon LLP, on behalf of the Selling Unitholders by Stikeman Elliott LLP and on behalf of the Underwriters by Fraser Milner Casgrain LLP. Subscriptions for Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Certificates for the Units will be available for delivery at closing, which is expected to occur on or about June 11, 2003. See "Details of the Offering".

Scotia Capital Inc., CIBC World Markets Inc., RBC Dominion Securities Inc., TD Securities Inc. and National Bank Financial Inc. are each, directly or indirectly, a wholly-owned or majority owned subsidiary of a Canadian chartered bank which is a lender to Superior Plus Inc. ("Superior"), which is wholly-owned by the Fund. Consequently, the Fund may be considered to be a connected issuer of each of these Underwriters for the purposes of securities legislation in certain provinces. The net proceeds of the offering received by the Fund will be used to repay a portion of the indebtedness of Superior to such banks, which indebtedness was incurred in connection with the acquisition of ERCO Worldwide. See "Relationship Among the Fund, Superior and Certain Underwriters", "Details of the Offering" and "Use of Proceeds".

The Manufacturers Life Insurance Company, one of the Selling Unitholders, owns 1,904,762 of the Class C common shares and certain convertible debentures of Canaccord Holdings Ltd., which represents more than 20% of the outstanding voting and equity securities of Canaccord Holdings Ltd. on a fully diluted basis. Canaccord Capital Corporation is a wholly-owned subsidiary of Canaccord Holdings Ltd. Consequently, The Manufacturers Life Insurance Company may be considered to be a related issuer of Canaccord Capital Corporation for the purposes of securities legislation in certain provinces. See "Relationship Between a Selling Unitholder and an Underwriter".

TABLE OF CONTENTS

Page

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in the provinces of Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of the Fund at 1111 – 49 Avenue N.E., Calgary, Alberta, T2E 8V2, (403) 730-7500. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record of the Fund. A copy of such permanent information record may be obtained from the Secretary of the Fund at the above-mentioned address and telephone number.

The following documents, filed with the securities commissions or similar authorities in the provinces of Canada, are specifically incorporated by reference in this short form prospectus:

(a) the Annual Information Form of the Fund dated April 3, 2003 (including the documents incorporated by reference therein);

(b) the comparative audited consolidated financial statements of the Fund for the year ended December 31, 2002, together with the auditors' report thereon;

(c) "Management's Discussion and Analysis" of financial results and financial condition of the Fund for the year ended December 31, 2002;

(d) the First Quarter Release and Report to unitholders for the three months ended March 31, 2003 which includes the comparative financial statements and the associated "Management's Discussion and Analysis" of financial results and financial condition of the Fund for the same period;

(e) the Information Circular of the Fund dated April 3, 2003 issued in connection with the annual and special meeting of the unitholders held on May 8, 2003, excluding those portions under the headings "Current Structure of the Fund and Governance Practices" and "Performance Graph" which shall be deemed not to be incorporated by reference herein;

(f) the material change report of the Fund dated April 11, 2003 in respect of the internalization of the management structure of the Fund; and

(g) the audited combined financial statements of Total Sterling Pulp Chemicals (Debtor-in-Possession) as at September 30, 2002 and 2001 and for each of the three years in the period ended September 30, 2002, together with the auditors' report thereon contained in the short form prospectus of the Fund dated December 5, 2002.

Any of the following documents, if filed by the Fund with the provincial securities commissions or similar authorities in Canada after the date of this short form prospectus and before the termination of the offering, are deemed to be incorporated by reference in this short form prospectus:

(a) material change reports (except confidential material change reports);

(b) comparative interim financial statements and the associated "Management's Discussion and Analysis" of financial results and financial condition of the Fund for the same period;

(c) comparative financial statements for the Fund's most recently completed financial year, together with the accompanying report of the auditor; and

(d) information circulars (excluding those portions thereof which, pursuant to National Instrument No. 44-101 of the Canadian Securities Administrators, are not required to be incorporated by reference herein).

Documents are not incorporated by reference to the extent their contents are modified or superseded by a statement contained in this short form prospectus or in any other subsequently filed document that is also incorporated by reference in this short form prospectus.

FORWARD LOOKING STATEMENTS

Certain statements contained in this short form prospectus and the documents incorporated by reference herein, including estimates of future distributable cash flow as well as other statements about anticipated future events or results, are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "targeting" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. The forward-looking statements that are contained in this short form prospectus and the documents incorporated by reference herein involve a number of risks and uncertainties. As a consequence, actual results might differ materially from results forecast or suggested in these forward-looking statements. Some of these risks and uncertainties are identified under the heading "Business Risks" in the Management's Discussion and Analysis of financial results and financial condition of the Fund for the year ended December 31, 2002 and in this short form prospectus under the heading "Risk Factors". Additional information regarding these factors and other important factors that could cause results to differ materially may be referred to as part of particular forward-looking statements. The forward-looking statements are qualified in their entirety by reference to the important factors discussed under the heading "Business Risks" in the Management's Discussion and Analysis of financial results and financial condition of the Fund for the year ended December 31, 2002, in this short form prospectus under the heading "Risk Factors" and to those factors that may be discussed as part of particular forward-looking statements.

SUPERIOR PLUS INCOME FUND

The Fund is an unincorporated trust established under the laws of the Province of Alberta which completed its initial public offering in September, 1996. The principal office of the Fund is 1111 - 49 Avenue N.E., Calgary, Alberta, T2E 8V2. The Fund was established as a limited purpose trust and its activities are restricted to owning, acquiring, holding and transferring securities of Superior and to certain other ancillary purposes. The Fund makes cash distributions to unitholders of all of the dividend and interest income earned or returns of capital from the common shares and notes of Superior that are held by the Fund, after distributions to debentureholders and provisions for administrative expenses and accounting reserves of the Fund. The Fund owns 100% of the outstanding shares and notes of Superior.

SUPERIOR PLUS INC.

Superior, a corporation amalgamated pursuant to the laws of Canada, has three operating divisions carrying on distinct business activities. Superior Propane is Canada's largest distributor of propane, related products and services. With approximately 1,800 employees, Superior Propane is a national retailer, delivering propane gas and providing services to close to 300,000 customers across Canada. Superior Propane's total sales volumes represent 50-55% of the total estimated Canadian retail propane market. ERCO Worldwide, acquired by Superior in December 2002, is the second largest supplier of sodium chlorate in North America. Sodium chlorate is used mainly to generate chlorine dioxide to bleach wood pulp used in the production of high quality paper products. ERCO Worldwide is the world's largest supplier of modern chlorine dioxide generators and related technology for the pulp and paper industry and is a leader in developing new generators and technology for the water purification and food treatment industries. Superior Energy Management is Superior's natural gas retailing business which began operations in Ontario in mid-2002. Superior Energy Management's current strategy is to focus its marketing efforts on the commercial and light industrial markets in Ontario.

RECENT DEVELOPMENTS

Management Internalization

In mid-2002, Superior SMS Limited Partnership (the "Manager"), Superior's Board of Directors and the Fund's Board of Trustees began considering the internalization of the management functions of Superior and the administrative functions of the Fund with the objective of eliminating future fees payable to the Manager under Superior's management agreement and the Fund's administration agreement. In October 2002, Superior's Board of Directors established a special committee consisting of independent directors of Superior and the trustees of the Fund (the "Special Committee") to consider various alternative transactions to, among other things, internalize the management functions of Superior and the administrative functions of the Fund, improve the governance structures of Superior and the Fund and retain the senior executives of Superior who were employees of the Manager (the "Senior Executives").

On April 2, 2003, Superior, the Fund and the Manager agreed to internalize Superior's management in consideration for the issuance of 7,000,000 Units and 3,500,000 warrants ("Warrants") of the Fund (collectively, the "Internalization Securities") each entitling the holder thereof to acquire one Unit upon exercise thereof and payment of $20.00 per Unit, for a period of 5 years from the issuance thereof (the "Internalization Transaction"). The Internalization Transaction would result in no further management or administration fees being incurred by Superior or the Fund effective January 1, 2003, which were estimated to be $25.2 million for the fiscal year ended December 31, 2003.

On April 2, 2003, the Special Committee unanimously determined that the consideration to be paid in respect of the Internalization Transaction was in the best interests of Superior, the Fund and the unitholders, other than the Manager, and recommended that the Board of Directors of Superior and the trustees of the Fund approve the terms of the Internalization Transaction and further recommended that the Internalization Transaction be presented to the unitholders for their approval. In connection therewith, the Special Committee also recommended that separate employment agreements be entered into between Superior and the Senior Executives providing for, among other things, certain retention arrangements designed to secure the employment of the Senior Executives

over the next four years ("Retention Arrangements"). Also on April 2, 2003, the Board of Directors of Superior and the Board of Trustees of the Fund determined unanimously that the Internalization Transaction and the Retention Arrangements were in the best interests of the Fund and the unitholders, other than the Manager, and unanimously recommended that unitholders vote in favour of the Internalization Transaction and the Retention Arrangements at the Annual and Special Meeting of unitholders held May 8, 2003 (the "Meeting").

The Internalization Transaction and the Retention Arrangements were approved by the unitholders of the Fund at the Meeting and closing of the Internalization Transaction took place on May 8, 2003. Upon completion of the Internalization Transaction and the elimination of the role of the Manager, the Fund confirmed its previously announced 9% increase to the monthly cash distribution rate and declared a cash distribution for the month of May of $0.175 per Unit payable on or about June 13, 2003. For information relating to the pro forma effect of the Internalization Transaction on the Fund, see Note 4 to the unaudited pro forma consolidated statement of earnings of the Fund set forth herein.

Credit Ratings

In January 2003, after the acquisition of ERCO Worldwide by Superior and the issue of unsecured subordinated convertible debentures by the Fund, Dominion Bond Rating Service confirmed Superior's general corporate credit rating as BBB(low) with a stable outlook. On May 22, 2003, Standard & Poor's ("S&P") lowered its rating of Superior's corporate credit from BBB- to BB+ and changed its rating outlook from negative to stable following a review of Superior's consolidated business and financial profile after the acquisition of ERCO Worldwide. S&P stated in its press release that it believed the acquisition of ERCO Worldwide has materially changed Superior's business profile and increased leverage. Moreover, S&P stated that although Superior's operations are now more diversified, the addition of the pulp chemicals business has not decreased Superior's overall risk profile.

S&P stated that Superior's business risk profile benefits from its position as the largest propane distributor in Canada and the utility-like characteristics of the business. S&P also indicated that ERCO Worldwide has a strong competitive position in a mature industry. Its exposure to the volatile pulp and paper industry is partially offset by the fact that sodium chlorate represents less than 5% of costs in the pulp production process. S&P further stated that Superior's consolidated financial risk profile reflects the increased leverage used to finance the pulp chemicals acquisition including the Fund's subordinated convertible debentures, which S&P considers to be pure debt obligations of Superior.

The acquisition of ERCO Worldwide in December 2002 provided Superior with business diversification and a source of future distributable cash flow growth. While the rating change by S&P will marginally increase Superior's cost of capital, Superior believes it will have no material effect on its access to capital, liquidity, operations or plans. Further, S&P's concern regarding Superior's increased leverage reflects the issuance by the Fund of $250 million unsecured subordinated convertible debentures in December 2002, the net proceeds of which were used to partially fund the ERCO Worldwide acquisition. While such debentures are senior to Units at the Fund level, the debentures are not part of Superior's capital structure where the credit rating is applied. In addition, the Fund has the ability to satisfy its principal and interest obligations through the issuance of Units. For these reasons, the Fund considers these obligations to be equity-like and not pure debt obligations of Superior. See "Consolidated Capitalization of the Fund".

Australian Sodium Chlorate Facility

Superior has been actively considering the construction of a greenfield sodium chlorate plant in Australia to meet the growing demand for the product in eastern Asia. The proposed facility would produce approximately 70,000 metric tonnes of sodium chlorate per year, would cost approximately $100 million (Cdn) to construct and would take approximately 2 years from the initiation of construction to start-up. Superior has not yet decided to go ahead with the project, however, the determination as to whether to proceed may be made within the next 3 months. The Fund plans to continue to review and pursue growth opportunities such as this project and disciplined acquisitions of other businesses over time that have low risk profiles appropriate for an income fund structure.

Growth projects and acquisitions must be accretive to unitholder distributions and be financed in a manner that maintains Superior's existing financial strength.

Competition Tribunal Conclusion

On March 31, 2003, the Competition Bureau confirmed that it would not appeal the Federal Court of Appeal decision of January 31, 2003 regarding the Superior/ICG merger, bringing this litigation process to a favourable conclusion. The Federal Court of Appeal confirmed that the Competition Tribunal properly followed the direction of The Federal Court of Appeal and correctly applied the facts of the case to the law, permitting the Superior/ICG merger on the basis that the efficiency gains from the merger are greater than and offset the effects of the potential lessening of competition.

SELECTED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The following table sets out certain consolidated financial information for the Fund and certain pro forma consolidated financial information for the Fund after giving effect to the acquisition by Superior of ERCO Worldwide (formerly, the pulp chemicals business of Sterling Chemicals, Inc. and certain of its subsidiaries) and certain other adjustments. **The following information should be read in conjunction with the Unaudited Pro Forma Consolidated Statement of Earnings of the Fund set forth herein, including the notes thereto.**

Pro forma distributable cash flow per Unit (basic and diluted) reflects the effect of this issue and the application of the net proceeds of this issue to partially repay the acquisition bridge credit facilities (see Note 2 of the Unaudited Pro Forma Consolidated Statement of Earnings), which indebtedness was incurred in connection with the acquisition of ERCO Worldwide.

In addition, the pro forma impact of the elimination of management incentive fees and related management retention arrangements in consideration for the issuance of the 7,325,000 Units and 3,500,000 Warrants pursuant to the Internalization Transaction and Retention Arrangements which became effective on May 8, 2003, is shown in Note 4 of the Unaudited Pro Forma Consolidated Statement of Earnings.

Distributable cash flow paid to unitholders is equal to the cash flow of Superior, after provision for maintenance capital expenditures, distributions to debentureholders of the Fund and other reserves as may be considered necessary, less expenses of the Fund. Commencing in July 2002, the Fund changed its frequency of distributions to unitholders from a quarterly to a monthly basis. Cash is received monthly by the Fund from Superior in the form of interest income earned on the $864.0 million unsecured subordinated notes issued by Superior to the Fund, due October 1, 2026 and dividends or returns of capital received on the common shares in Superior. Any remaining distributable cash flow in respect of the fiscal year is distributed in April of the subsequent year as part of the March distribution. Distributions to holders of debentures of the Fund are accounted for on an accrual basis.

Distributable cash flow is a term that does not have a standardized meaning prescribed by generally accepted accounting principles and may not be comparable to similar measures presented by other entities.

	For the year ended December 31, 2002 (millions of dollars, except per trust unit amounts)			
	The Fund	**ERCO Worldwide**(1)	**Pro Forma Consolidated**(2)	**Pro Forma Consolidated after Management Internalization**(2)(3)
	(audited) $	(unaudited) $	(unaudited) $	(unaudited) $
Revenue	640.9	351.4	992.3	992.3
Cash flow from operations	101.4	91.5	162.4	194.0
Net Earnings before distributions to unitholders	68.8	58.8	96.9	116.1
Earnings per trust unit, before distributions to unitholders, net of distributions to debentureholders, basic	1.29	n/a	1.36	1.52

	For the year ended December 31, 2002 (millions of dollars, except per trust unit amounts)			
	The Fund	**ERCO Worldwide[(1)]**	**Pro Forma Consolidated[(2)]**	**Pro Forma Consolidated after Management Internalization[(2)(3)]**
	(audited) $	(unaudited) $	(unaudited) $	(unaudited) $
Earnings per trust unit, before distributions to unitholders, net of distributions to debentureholders, diluted	1.29	n/a	1.36	1.47
Distributable cash flow..	90.6	78.9	119.8	151.4
Distributable cash flow per trust unit, basic	1.93	n/a	2.33	2.58
Distributable cash flow per trust unit, diluted	1.88	n/a	2.14	2.26

Notes:

(1) ERCO Worldwide unaudited financial information is for the period January 1, 2002 to December 18, 2002. Superior acquired ERCO Worldwide on December 19, 2002.

(2) See the notes to the Unaudited Pro Forma Consolidated Statement of Earnings set forth herein for assumptions and adjustments. The Unaudited Pro Forma Consolidated Statement of Earnings may not be indicative of results that actually would have occurred if the events reflected herein had been in effect on the dates indicated in the notes thereto or of the results expected in future periods.

(3) See Note 4 to the Unaudited Pro Forma Consolidated Statement of Earnings set forth herein.

SELLING UNITHOLDERS

In connection with the Internalization Transaction, the Fund entered into a distribution rights agreement (the "Distribution Rights Agreement") with the Selling Unitholders and the Senior Executives on May 8, 2003 pursuant to which the Fund agreed, for a period of four months after the closing of the Internalization Transaction, to facilitate the secondary offering of the Internalization Securities acquired by the Selling Unitholders and the Senior Executives pursuant to the Internalization Transaction.

The Distribution Rights Agreement provides that if, at any time prior to September 9, 2003, the Fund proposes to qualify any equity securities of the Fund by way of a prospectus, the Trust will use its reasonable best efforts to include in any qualification all of the Internalization Securities which the Selling Unitholders and the Senior Executives request be included in such distribution.

The number of Internalization Securities included in any qualification may be limited by the Fund if any lead underwriter advises the Fund that in its opinion, the number of Internalization Securities requested to be qualified, together with the equity securities proposed to be issued by the Fund, exceeds the number which the Fund is advised by such underwriter can be sold in an orderly manner in such offering within a price range acceptable to the Fund, acting reasonably. In the event the number of Internalization Securities to be qualified is to be limited, a sufficient number of Internalization Securities shall be excluded to reduce the total amount of securities to be included in such qualification to the number of Internalization Securities which the Fund determines to include under such secondary offering. The Selling Unitholders have requested that an aggregate number of up to 4,757,956 Units be qualified and sold pursuant to this short form prospectus. The Senior Executives have elected to not qualify or sell any of their Internalization Securities pursuant to this short form prospectus.

In accordance with the terms of the Distribution Rights Agreement, the Fund has agreed to bear all fees and expenses incidental to the performance of or compliance with the Distribution Rights Agreement by the Fund, provided however, that the Selling Unitholders shall be responsible for any fees and expenses of their counsel, any commissions, fees or discounts of the Underwriters and similar fees and any transfer taxes related to the Internalization Securities being distributed pursuant to an offering.

The Units being sold by the Selling Unitholders hereunder, including any Units which may be sold pursuant to the exercise of the Option, were acquired by the Selling Unitholders on May 8, 2003 pursuant to the Internalization Transaction at an attributed cost of $19.65 per Unit.

As of June 4, 2003, the Selling Unitholders, as a group, own directly an aggregate of 5,108,079 Units and 2,554,039 Warrants representing approximately 73% of the outstanding Warrants, exerciseable for an aggregate of 2,554,039 Units. Upon completion of the offering, the Selling Unitholders, as a group, will own, directly an aggregate of 1,608,079 Units or approximately 2.6% of the issued and outstanding Units and 73% of the outstanding Warrants. If the Option granted by the Selling Unitholders is exercised in full, the Selling Unitholders will beneficially own directly 350,123 Units or approximately 0.6% of the issued and outstanding Units upon completion of the offering. In addition, the Selling Unitholders hold beneficial interests in Superior Investment Trust (the "Investment Trust"). The Investment Trust holds a total of 4,845,501 Units which upon completion of the offering will represent approximately 8.0% of the issued and outstanding Units. Through their beneficial interests in the Investment Trust, the Selling Unitholders indirectly will hold an aggregate of 4,360,957 Units or approximately 7.2% of the issued and outstanding Units upon completion of the offering.

The following table sets out certain additional information with respect to each Selling Unitholder's current Unit holdings, the number of Units to be sold under this prospectus and the percentage of outstanding Units to be held after the completion of this offering:

Name of Selling Unitholder	Number of Units Owned(1) (2)	Number of Units to be Sold Assuming Option Not Exercised/Exercised(4)	Number of Units to be Owned(2) After Sale Assuming Option Not Exercised/Exercised(4)	Percentage of Units Owned(2) After Sale Assuming Option Not Exercised/Exercised(4)
The Enterprise Capital LP	2,842,105	1,050,515/1,428,087	1,791,590/1,414,018	2.96%/2.33%
The Enterprise Capital FI LP	4,288,233	1,585,042/2,154,731	2,703,191/2,133,502	4.46%/3.52%
The Enterprise Capital Trust	795,894	294,183/399,917	501,711/395,977	0.83%/0.65%
Enterprise Capital Management Inc.	34,714	12,831/17,443	21,883/17,271	0.04%/0.03%
The Manufacturers Life Insurance Company	1,508,090	557,429/757,778	950,661/750,312	1.57%/1.24%

Notes:

(1) All Units owned directly were acquired pursuant to the Internalization Transaction and are owned beneficially and of record except as otherwise noted herein.

(2) Including Units beneficially owned by the Selling Unitholders indirectly through their beneficial interests in the Investment Trust. The Selling Unitholders indirectly own the following number of Units set forth after their respective names: The Enterprise Capital LP, 1,308,976; The Enterprise Capital FI LP, 1,981,807; The Enterprise Capital Trust, 366,660; Enterprise Capital Management Inc., 9,156 and The Manufacturers Life Insurance Company, 694,358.

(3) The Units held directly are registered in the name of Enterprise Capital Management Inc. but are held on behalf of discretionary accounts.

(4) Assumes the sale of 1,257,956 Units upon the exercise of the Option.

During the 12 months preceding the date hereof, none of the Selling Unitholders have acquired Units except through their beneficial interests in the Investment Trust and through the Internalization Transaction. The Investment Trust acquired an aggregate of 201,444 Units on August 30, 2002, September 4, 2002, December 23, 2002 and February 25, 2003 at costs per Unit of $19.37, $19.13, $18.88 and $21.05 respectively; such Units were acquired to maintain the Investment Trust's 10% interest in the Fund.

USE OF PROCEEDS

The net proceeds to be received by the Fund from the sale of the Units offered hereby are estimated to be $88.8 million, after deducting the Fund's share of the Underwriters' Fees and estimated expenses of the offering of $4.7 million and $0.5 million, respectively. The net proceeds to the Fund will be used by the Fund to subscribe for

securities of Superior. Superior will use the net proceeds to repay a portion of the indebtedness under its senior acquisition bridge facility, which indebtedness was incurred to finance a portion of the ERCO Worldwide acquisition. For details on the acquisition of ERCO Worldwide, see pages 13 to 20 of the Fund's Annual Information Form dated April 3, 2003 incorporated by reference herein. See also "Relationship Among the Fund, Superior and Certain Underwriters".

The Fund will not receive any of the proceeds from the sale of Units by the Selling Unitholders.

DETAILS OF THE OFFERING

The offering consists of 8,000,000 Units at a price of $20.90 per Unit, of which 4,500,000 Units will be issued and sold by the Fund and 3,500,000 Units will be sold by the Selling Unitholders with up to an additional 1,257,956 Units being sold by the Selling Unitholders if the Option is fully exercised.

The following is a summary of the material attributes and characteristics of the Units. This summary does not purport to be complete and is subject to, and qualified by, reference to the terms of the declaration of trust of the Fund dated August 2, 1996, as amended (the "Declaration of Trust").

The authorized capital of the Fund consists of an unlimited number of Units which may be issued pursuant to the Declaration of Trust. As at the date hereof after giving effect to this offering, approximately 60.6 million Units are issued and outstanding. The holders of Units are entitled to vote at all meetings of holders of Units on the basis of one vote per Unit. Each Unit is transferable and represents an equal undivided beneficial interest in any distributions from the Fund whether of net income, net realized capital gains or other amounts, and in the net assets of the Fund in the event of termination or winding-up of the Fund. Currently, the Fund makes monthly cash distributions to its unitholders. All Units are of the same class with equal rights and privileges. Units are not subject to future calls or assessments. Units are redeemable at any time at the option of the holder on the terms described in the Declaration of Trust. The Fund may issue additional Units and options therefor from time to time on terms and conditions acceptable to the trustees of the Fund.

The Declaration of Trust also provides for, among other things, the calling of meetings of unitholders, the conduct of business thereof, notice provisions, the appointment and removal of the trustees of the Fund and the form of Unit certificates. The Declaration of Trust also provides that no unitholder shall be personally liable to any person in connection with the Fund and the activities of the Fund and all claims against the Fund shall be satisfied out of the assets of the Fund.

Purchasers of Units pursuant to this offering will not be eligible to receive the distribution payable on June 13, 2003 but, provided such purchasers continue to own Units on June 30, 2003, will be entitled to receive the distribution payable on or about July 15, 2003 to unitholders of record on June 30, 2003. See "Distributions to Unitholders".

CONSOLIDATED CAPITALIZATION OF THE FUND

The following table sets forth the consolidated capitalization of the Fund as at March 31, 2003, both before and after giving effect to the offering and the Internalization Transaction.

Designation	Authorized	As at March 31, 2003 before giving effect to the offering and the Internalization Transaction[5]	As at March 31, 2003 after giving effect to the offering and the Internalization Transaction[5]
Long Term Debt[1][2]	-	$403,000,000	$314,200,000
Series 1, 8% Debentures	$100,000,000	$56,400,000	$56,400,000
Series 2, 8% Debentures	$250,000,000	$250,000,000	$250,000,000
Units[3][4]	Unlimited	$345,900,000 (48,700,000 Units)	$430,900,000 (60,600,000 Units)
Warrants	3,500,000	-	$1,300,000 (3,500,000 Warrants)

Notes:

(1) As at March 31, 2003, the aggregate balance of revolving term bank credits and term loans was $403.0 million and was comprised of a current portion of $349.4 million and a long term portion of $53.6 million. Prior to the downgrade in Superior's corporate credit rating by S&P on May 22, 2003 these term bank credits and term loans were unsecured. However, as a result of such downgrade, the terms of such bank credits and term loans provide that Superior shall provide to the lenders security over all of the assets, property and undertakings of Superior and certain of its subsidiaries. As of the date hereof Superior has advised the lenders of the downgrade and is in discussions with the lenders on the provision of the required security.

(2) The Fund sells, with limited recourse, certain trade accounts receivable on a revolving basis to an entity sponsored by a Canadian chartered bank. As at March 31, 2003, net proceeds of $100.0 million had been received from the sale of receivables under the program and are not included in Long Term Debt amounts shown above.

(3) As at March 31, 2003, the Fund had issued 0.5 million options under its trust unit incentive plan. After giving effect to the Internalization Transaction and related management retention arrangements, the Fund had issued 1.2 million options under its trust unit incentive plan.

(4) Based on the issuance of 4.5 million Units by the Fund for aggregate proceeds of $94.1 million, less the Fund's share of the Underwriters' Fee of $4.7 million thereon and expenses of the issue estimated to be $0.5 million.

(5) As at March 31, 2003, the Fund's unitholders' equity was $652.3 million, comprised of $56.4 million Series 1, 8% Debentures, $250.0 million Series 2, 8% Debentures and $345.9 million of unitholders equity.

PRICE RANGE AND TRADING VOLUME OF THE UNITS

The following table sets forth the market price ranges and the aggregate volume of trading of the Units on the TSX for the periods indicated.

	High	Low	Volume
2001			
First Quarter	$17.10	$15.50	4,535,380
Second Quarter	$16.45	$13.81	5,556,320
Third Quarter	$16.75	$14.50	3,495,933
Fourth Quarter	$17.50	$15.37	2,973,281
2002			
First Quarter	$18.74	$16.25	4,717,700
Second Quarter	$19.62	$17.50	5,744,327
Third Quarter	$20.00	$17.25	5,309,346
Fourth Quarter	$20.35	$18.16	5,898,033
2003			
First Quarter	$21.49	$18.50	6,141,390
April	$21.59	$19.31	2,412,397
May	$21.73	$20.75	3,140,945
June (1-3)	$20.92	$20.85	175,800

On June 3, 2003, the closing price per Unit on the TSX was $20.86.

DISTRIBUTIONS TO UNITHOLDERS

The following per Unit distributions have been paid to unitholders on record dates during the periods referred to below.

	Distribution Per Unit
2001	
First Quarter	$0.590
Second Quarter	$0.330
Third Quarter	$0.350
Fourth Quarter	$0.400
2002	
First Quarter	$0.700
Second Quarter	$0.430
July[(1)]	$0.143
August	$0.143
September	$0.143
October	$0.143
November	$0.143
December	$0.143
2003	
January	$0.160
February	$0.160
March	$0.400
April	$0.160

Note:

(1) In July 2002, the Fund began paying monthly distributions in lieu of quarterly distributions.

The Fund has declared a distribution of $0.175 per Unit to be payable on June 13, 2003 to unitholders of record on May 31, 2003. Purchasers of Units pursuant to this offering will not be eligible to receive the distribution payable on June 13, 2003 but, provided such purchasers continue to own Units on June 30, 2003, will be entitled to receive the distribution payable on or about July 15, 2003 to unitholders of record on June 30, 2003.

PLAN OF DISTRIBUTION

Subject to the terms and conditions of an underwriting agreement (the "Underwriting Agreement") dated May 28, 2003, among the Fund, Superior, the Selling Unitholders and the Underwriters, the Fund has agreed to issue and sell an aggregate of 4,500,000 Units and the Selling Unitholders have agreed to sell an aggregate of 3,500,000 Units at a price of $20.90 per Unit to the Underwriters for a total consideration of $167,200,000, and the Underwriters have severally agreed to purchase such Units, as principals, on June 11, 2003, or on such later date as may be agreed upon by the parties to the Underwriting Agreement (the "Closing Date"). In connection with this offering, the Fund and the Selling Unitholders will pay the Underwriters a fee of $1.045 per Unit sold for an aggregate fee of $8,360,000. Accordingly, the Fund will pay an aggregate of $4,702,500 of the Underwriters' Fees and the Selling Unitholders will pay an aggregate of $3,657,500 of the Underwriters' Fees. The offering price of the Units was determined by negotiation among the Fund, the Selling Unitholders and Scotia Capital Inc., on its own behalf and on behalf of the Underwriters.

The Underwriters have been granted an option by the Selling Unitholders (the "Option") exercisable up to 48 hours prior to the Closing Date, to purchase up to an additional 1,257,956 Units at the offering price of $20.90 per Unit. The Units to be sold upon exercise of the Option will be provided by the Selling Unitholders. If the Option is exercised in full, the Fund will receive total gross proceeds of $94,050,000, the Selling Unitholders will receive

total gross proceeds of $99,441,280, the total Underwriters' Fees will be $9,674,564 and the Fund will receive net proceeds of $89,347,500 before deducting expenses of the offering.

The Fund and the Selling Unitholders have agreed that the Fund shall be responsible for any fees and expenses incurred in connection with this offering except that the Selling Unitholders shall be responsible for all fees and expenses of their counsel, the Underwriters' Fees, commissions and discounts of the Underwriters and similar fees and any transfer taxes related to the Internalization Securities distributed pursuant to this offering. The Fund has agreed to indemnify the Selling Unitholders (including their officers, directors, partners, members, employees and agents) for any losses arising as a result of any untrue statement of material fact contained in the prospectus, any omission of a material fact required to be stated therein or any violation of securities laws except insofar as the same are caused by or contained in any information furnished in writing to the Fund by the Selling Unitholders for inclusion in such prospectus or for any failure to deliver a copy of the prospectus where the Fund has provided sufficient copies to such Selling Unitholder. The Selling Unitholders have severally agreed to indemnify the Fund and Superior (including their trustees, directors and officers) for any losses arising out of any violation of securities laws and any untrue statement of a material fact contained in the prospectus or any omission of a material fact required to be stated therein but only insofar as the untrue statement or omission is contained in or omitted from any information furnished in writing by such Selling Unitholder for the acknowledged purpose of inclusion in such prospectus.

The obligations of the Underwriters under the Underwriting Agreement are several, and not joint, and may be terminated at their discretion on the basis of their assessment of the state of the financial markets and may also be terminated upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of the Units if any are purchased under the Underwriting Agreement. If an Underwriter fails to purchase the Units which it has agreed to purchase, any one or more of the other Underwriters may, but is not obligated to, purchase such Units.

The Fund and the Selling Unitholders have been advised by the Underwriters that, in connection with the offering, the Underwriters may effect transactions which stabilize or maintain the market price of the Units at levels above those which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

Each of the Fund, the Selling Unitholders and the Senior Executives have agreed that prior to 100 days after the closing date, they shall not, directly or indirectly, sell or offer to sell any Units, or otherwise lend, transfer or dispose of any securities exchangeable, convertible or exercisable into Units (other than through the exercise of rights to acquire Units) or enter into any swap or other arrangements that transfers to another, in whole or in part, any of the economic consequences of ownership of Units, whether any such transaction is settled by delivery of Units or other such securities, in cash or otherwise, or announce an intention to do any of the foregoing with the exception of, Units issued pursuant to the Fund's trust unit incentive plan, upon the exercise of the Warrants and upon the conversion of any debentures of the Fund, without the consent of Scotia Capital Inc., as lead Underwriter, which consent may not be unreasonably withheld.

The TSX has approved the listing of the 3,500,000 Units being sold by the Selling Unitholders and the Units which may be sold by the Selling Unitholders upon the exercise of the Option. The Fund has applied to list the 4,500,000 Units to be distributed by the Fund under this short form prospectus on the TSX. Listing of the 4,500,000 Units to be distributed by the Fund hereunder is subject to the Fund fulfilling all of the listing requirements of the TSX.

The Units have not been and will not be registered under the United States *Securities Act of 1933*, as amended (the "1933 Act") or any state securities laws, and accordingly may not be offered or sold within the United States or to U.S. persons (as such term is defined in Regulation S under the 1933 Act) except in transactions exempt from the registration requirements of the 1933 Act and applicable state securities laws. The Underwriting Agreement enables the Underwriters to offer and resell the Units to certain qualified institutional buyers in the United States, provided such offers and sales are made in accordance with Rule 144A under the 1933 Act. Moreover, the Underwriting Agreement provides that the Underwriters will offer and sell the Units outside the United States only in accordance with Regulation S under the 1933 Act.

In addition, until 40 days after the commencement of this offering, any offer or sale of Units offered hereby within the United States by any dealer (whether or not participating in the offering) may violate the registration requirements of the 1933 Act if such offer or sale is made otherwise than in accordance with Rule 144A under the 1933 Act.

RELATIONSHIP AMONG THE FUND, SUPERIOR AND CERTAIN UNDERWRITERS

Scotia Capital Inc., CIBC World Markets Inc., RBC Dominion Securities Inc., TD Securities Inc. and National Bank Financial Inc. are each, directly or indirectly, a wholly-owned or majority-owned subsidiary of a Canadian chartered bank which is a lender to Superior. Consequently, the Fund may be considered to be a connected issuer of each of these Underwriters under applicable securities legislation. The net proceeds to the Fund will be used by the Fund to subscribe for securities of Superior. Superior will, in turn, use the net proceeds to repay a portion of its indebtedness under its senior acquisition bridge facility, which indebtedness was incurred to acquire ERCO Worldwide.

As at May 23, 2003, $355 million was outstanding under Superior's credit facilities, including its senior acquisition bridge facility, with these lenders. Superior is in compliance with all material terms of the agreements governing its credit facilities, and none of the lenders has waived any material breach by Superior of such agreements since their execution. The financial position of Superior has not changed substantially since the indebtedness under its credit facilities was incurred. Prior to the downgrade in Superior's corporate credit rating by S&P on May 22, 2003, Superior's credit facilities were not secured. The terms of such credit facilities provide that where the S&P credit rating is down-graded below BBB-, Superior is required to provide security to the lenders over all of the assets, property and undertakings of Superior and certain of its subsidiaries. Superior has advised such lenders of the downgrade and is in discussions with the lenders on the provisions of the required security but as of the date hereof such facilities were not secured.

The decision to distribute the Units offered hereby and the determination of the terms of the distribution were made through negotiations primarily between the Fund, the Selling Unitholders and Scotia Capital Inc., on its own behalf and on behalf of the remaining Underwriters. The lenders under the credit facilities did not have any involvement in such decision or determination, but have been advised of the issuance and the terms thereof. As a consequence of the offering, each of Scotia Capital Inc., CIBC World Markets Inc., RBC Dominion Securities Inc., TD Securities Inc. and National Bank Financial Inc. will receive its share of the Underwriters' Fee.

RELATIONSHIP BETWEEN A SELLING UNITHOLDER AND AN UNDERWRITER

The Manufacturers Life Insurance Company, one of the Selling Unitholders, owns 1,904,762 of the Class C common shares and certain convertible debentures of Canaccord Holdings Ltd., which represents more than 20% of the outstanding voting and equity securities of Canaccord Holdings Ltd. on a fully diluted basis. Canaccord Capital Corporation is a wholly-owned subsidiary of Canaccord Holdings Ltd. Consequently, The Manufacturers Life Insurance Company may be considered to be a related issuer of Canaccord Capital Corporation for the purposes of securities legislation in certain provinces.

The decision to distribute the Units offered hereby and the determination of the terms of the distribution were made through negotiations primarily between the Fund, the Selling Unitholders and Scotia Capital Inc., on its own behalf and on behalf of the remaining Underwriters. As a consequence of the offering, Canaccord Capital Corporation will receive its share of the Underwriters' Fee.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Macleod Dixon LLP and Fraser Milner Casgrain LLP, the following summary describes the principal Canadian federal income tax considerations pursuant to the *Income Tax Act* (Canada) (the "Tax Act") and the regulations thereunder (the "Regulations") generally applicable to a holder who acquires Units pursuant to this offering and who, for purposes of the Tax Act and all relevant times, holds the Units as capital property, is resident of Canada and deals at arm's length with the Fund. Generally, the Units will be considered to be capital property to a holder provided the holder does not hold the Units in the course of carrying on a business of trading or dealing in

Units and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. Certain holders who might not otherwise be considered to hold their Units as capital property may, in certain circumstances, be entitled to have them treated as capital property by making the election permitted by subsection 39(4) of the Tax Act. This summary is not applicable to (a) a subscriber that is a "financial institution", as defined in the Tax Act for the purposes of the mark-to-market rules, (b) a subscriber, an interest in which would be a "tax shelter investment" as defined in the Tax Act, or (c) a subscriber that is a "specified financial institution" as defined in the Tax Act. Any such subscriber should consult its own tax advisor with respect to an investment in the Units.

This summary is based upon the provisions of the Tax Act and the Regulations in force as of the date hereof, all specific proposals to amend the Tax Act that have been publicly announced prior to the date hereof (the "Proposed Amendments") and counsels' understanding of the current published administrative practices of the Canada Customs and Revenue Agency. This summary assumes the Proposed Amendments will be enacted in the form proposed, however, no assurance can be given that the Proposed Amendments will be enacted in the form proposed, if at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account any changes in the law, whether by legislative, governmental or judicial action, nor does it take into account provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder or prospective holder of Units, and no representations with respect to the income tax consequences to any holder or prospective holder are made. Consequently, holders and prospective holders of Units should consult their own tax advisors for advice with respect to the tax consequences to them of acquiring Units pursuant to this offering, having regard to their particular circumstances.

Status of the Fund

The Fund currently qualifies as a "unit trust" under the Tax Act. Based on representations from the Manager and the Fund, the Fund also qualifies as a "mutual fund trust" under the Tax Act. This summary assumes that the Fund will continue to so qualify at all times for the duration of its existence. In order to qualify as a "mutual fund trust" at any particular time, the Fund must satisfy certain distribution requirements and investment restrictions. The Fund has certain restrictions on its activities and its powers and certain rights against non-resident unitholders such that it is reasonable to expect that these requirements and restrictions will be satisfied. In the event the Fund were not to so qualify as a mutual fund trust at a particular time, the income tax considerations would be materially different in certain respects from those described herein.

Taxation of the Fund

The Fund is subject to taxation in each taxation year on its income for the year, including net realized taxable capital gains, less the portion thereof that is paid or payable in the year to unitholders and which is deducted by the Fund in computing its income for purposes of the Tax Act. An amount will be considered to be payable in a taxation year to a unitholder if it is paid in the year by the Fund or the unitholder is entitled in the year to enforce payment of the amount. The taxation year of the Fund is the calendar year.

The Fund is required to include in its income for each taxation year all interest on notes of Superior that accrues to the Fund to the end of the year, or that becomes receivable or is received by it before the end of the year, except to the extent that such interest was included in computing its income for a preceding taxation year. Provided that appropriate designations are made by the Fund, all dividends which would otherwise be included in its income as dividends received on the shares of Superior will be deemed to have been received by the unitholders and not to have been received by the Fund. In computing its income for tax purposes the Fund may deduct reasonable administrative, interest and other expenses incurred to earn income and may amortize, over a five year period, the underwriting fees and other expenses of the offering hereunder. Payments to the Fund by Superior in connection with and equal to any reduction of the paid-up capital of the shares of Superior will not be included in calculating

the income of the Fund, but will be deducted in calculating the adjusted cost base of the Fund in such shares of Superior held by the Fund.

Under the Declaration of Trust, an amount equal to all of the income of the Fund for each year, (excluding capital gains which may be realized by the Fund upon a distribution in specie of notes and shares of Superior in connection with a redemption of Units) net of the Fund's expenses will be payable to unitholders in the year. Income of the Fund may be used to finance cash redemptions of Units, and accordingly such income so utilized will not be payable or paid to unitholders by way of cash distributions but rather will be payable and paid in the form of additional Units.

Where the Fund distributes notes and shares of Superior to a unitholder on a redemption of Units, the Fund will be deemed to receive proceeds of disposition equal to the fair market value of such property at that time (excluding any accrued interest on the notes), and such distribution may give rise to income or capital gains to the Fund. In addition, the Fund will be required to include in its income any interest that had accrued on the notes so disposed of to the extent not otherwise included in its income for the year of disposition or a previous year. The Fund will be entitled for each taxation year to reduce (or receive a refund in respect of) its liability, if any, for tax on its net taxable capital gains by an amount determined under the Tax Act based on the redemption or retraction of Units during the year (the "Capital Gains Refund"). The Capital Gains Refund in a particular year may not completely offset the Fund's tax liability for such taxation year that may arise upon distributions of property in connection with the redemption of Units. The Declaration of Trust provides that income of the Trust which is required to satisfy any tax liability on the part of the Trust shall not be payable to unitholders.

For the purposes of the Tax Act, the Declaration of Trust generally requires the Trustee to deduct, in computing the Fund's income, the full amount available for deduction in each year to the extent of its taxable income otherwise determined. Therefore, as a result of such deduction from income and the Fund's entitlement to a Capital Gains Refund, it is expected that the Fund will not be liable for any material tax under the Tax Act. However, no assurances can be given in this regard.

Taxation of Unitholders

A unitholder will generally be required to include in computing income for a particular taxation year of the unitholder, the portion of the net income of the Fund for a taxation year, including net realized taxable capital gains, that is paid or payable to the unitholder in that particular taxation year.

Provided that appropriate designations are made by the Fund, such portions of its net taxable capital gains and taxable dividends that are paid or payable to a unitholder will effectively retain their character and be treated as such in the hands of the unitholder for purposes of the Tax Act. Such dividends will be subject, inter alia, to the gross-up and dividend tax credit provisions in respect of individuals, the refundable tax under Part IV of the Tax Act in respect of private corporations and the deduction in computing taxable income in respect of dividends received by taxable Canadian corporations.

The non-taxable portion of any net realized capital gains of the Fund (being one half thereof) that is paid or payable to a unitholder in a year will not be included in computing the unitholder's income for the year. Any other amount in excess of the net income of the Fund that is paid or payable to a unitholder in a year should not generally be included in the unitholder's income for the year. However, where such an amount becomes payable to a unitholder (other than as proceeds of disposition in respect of the redemption of Units) this will give rise to a reduction in the adjusted cost base of the Units held by such unitholder, except to the extent that the amount either was included in the income of the unitholder or was the unitholder's share of the non-taxable portion of the net capital gains of the Fund, the taxable portion of which was designated by the Fund in respect of the unitholder. To the extent that the adjusted cost base of a Unit would otherwise be less than zero, the negative amount will be deemed to be a capital gain realized by the unitholder from the disposition of Units in the year in which the negative amount arises.

The cost to a unitholder of Units acquired pursuant to this offering will equal the purchase price of the Units plus the amount of any other reasonable costs incurred in connection therewith. The cost of Units acquired

pursuant to this offering must be averaged with the adjusted cost base of all other Units held by the unitholder at that time as capital property to determine the adjusted cost base to the unitholder of each Unit.

Upon the disposition or deemed disposition by a unitholder of a Unit, whether on a redemption or otherwise, the unitholder will generally realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition are greater (or less) than the aggregate of the unitholder's adjusted cost base of the Unit and any reasonable costs associated with the disposition. Where Units are redeemed and shares or debt of Superior, are distributed *in specie* to a unitholder on the redemption, the proceeds of disposition to the unitholder of the Units will generally be equal to the fair market value of the property so distributed less the amount of any income or capital gain realized by the Fund on the distribution of such property.

A capital loss realized on the disposition of a Unit will generally be reduced by the amount of any non taxable dividends payable to the unitholder and, where the unitholder is a corporation, the amount of any taxable dividends that are deductible by the corporation in computing taxable income. Similar rules apply where the unitholder is a partnership or a trust. Where a unitholder that is a corporation or a trust (other than a mutual fund trust) disposes of a Unit, the unitholder's capital loss from the disposition will generally be reduced by the amount of dividends from taxable Canadian corporations previously designated by the Fund to the unitholder except to the extent that a loss on a previous disposition of a Unit has been reduced by such dividends. Analogous rules apply where a corporation or trust (other than a mutual fund trust) is a member of a partnership that disposes of Units.

One-half of any capital gain realized by a unitholder and the amount of any net taxable capital gains designated by the Fund in respect of the unitholder will be included in the unitholder's income under the Tax Act for the year of disposition as a taxable capital gain. One-half of any capital loss realized on the disposition of a Unit may be deducted against any taxable gains realized by the unitholder in the year of disposition, in the three preceding taxation years or any subsequent taxation year, subject to the detailed rules contained in the Tax Act.

The adjusted cost base of any shares and notes of Superior distributed to a unitholder by the Fund upon a redemption of Units, or upon the termination of the Fund, will be equal to the fair market value of such shares and notes at the time of the distribution less, in the case of the notes, any accrued interest thereon. Such a unitholder will be required to include in income, interest on the notes (including interest that had accrued to the date of the acquisition of the notes by the unitholder) in accordance with the provisions of the Tax Act. To the extent that the unitholder is required to include in income any interest that had accrued to the date of the acquisition of the notes, an offsetting deduction will be available.

A unitholder that is a "Canadian-controlled private corporation" as defined in the Tax Act may be liable to pay additional refundable tax of 6 2/3% on certain investment income including taxable capital gains and interest.

RISK FACTORS

An investment in the Units is subject to certain risks. Investors should carefully consider the risks described under the heading "Business Risks" in the Management's Discussion and Analysis of financial results and financial condition of the Fund for the year ended December 31, 2002 incorporated by reference in this prospectus prior to making an investment in the Units. In addition, investors in Units should also consider the following risks.

Investment Eligibility

The Fund will endeavour to ensure that the Units continue to be qualified investments for registered retirement savings plans, registered education savings plans, deferred profit sharing plans and registered retirement income funds and that the Units are not foreign property under the Tax Act. No assurance can be given in this regard. The Tax Act imposes penalties for the acquisition or holding of non-qualified or ineligible investments and on excess holdings of foreign property.

Changes in Legislation

There can be no assurance that the treatment of mutual fund trusts will not be changed in a manner which adversely affects unitholders. If the Fund ceases to qualify as a "mutual fund trust" under the Tax Act, the Units will cease to be qualified investments for registered retirement savings plans, registered education savings plans, deferred profit sharing plans and registered retirement income funds.

Nature of Units

The Units do not represent a traditional investment and should not be viewed by investors as shares in Superior. The Units represent a fractional interest in the Fund. The Units do not represent a direct investment in Superior's business. Holders of Units will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions.

The Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Fund is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Unitholder Limited Liability

The Declaration of Trust provides that no unitholder will be subject to any liability in connection with the Fund or its obligations solely in his capacity as a unitholder and no such unitholder shall be liable to indemnify any person with respect to such obligations or liabilities and all such persons shall only have recourse to the Fund's assets to satisfy any claims.

The Declaration of Trust provides that in respect of obligations or liabilities being incurred by the Fund, the trustees shall make all reasonable efforts to include a specific term in such obligations or liabilities that neither the unitholders nor the trustees have any personal liability or obligations therefor. Personal liability may also arise in respect of claims against the Fund that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability of this nature arising is considered unlikely.

The operations of the Fund will be conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability on the unitholders for claims against the Fund.

Redemption Right

It is anticipated that the redemption right will not be the primary mechanism for unitholders to liquidate their investments. Notes and shares which may be distributed *in specie* to unitholders in connection with a redemption will not be listed on any stock exchange and no established market is expected to develop for such notes and shares. Cash redemptions are subject to limitations.

Additional Financing

To the extent that external sources of capital, including the issuance of additional Units become limited or unavailable, the Fund's and Superior's ability to make the necessary capital investments to maintain or expand its current business will be impaired. To the extent that the Fund or Superior are required to use cash flow to finance capital expenditures or to complete acquisitions, the level of distributable cash flow will be reduced.

ELIGIBILITY FOR INVESTMENT

In the opinion of Macleod Dixon LLP and Fraser Milner Casgrain LLP, based on legislation in effect on the date of this short form prospectus, the Units offered hereby will not be precluded as investments, in each case subject to general investment standards and the satisfaction of additional requirements relating to investment or lending policies, standards, procedures, or goals, under or by the following statutes and where applicable, the relevant regulations:

Cooperative Credit Associations Act (Canada)
Insurance Companies Act (Canada)
Pension Benefits Standards Act, 1985 (Canada)
Trust and Loan Companies Act (Canada)
Employment Pension Plans Act (Alberta)
Loan and Trust Corporations Act (Alberta)
Financial Institutions Act (British Columbia)
The Insurance Act (Manitoba)
The Pension Benefits Act (Manitoba)
The Trustee Act (Manitoba)
Pension Benefits Act, 1992 (Saskatchewan)
Pension Benefits Act (Ontario)
Loan and Trust Corporations Act (Ontario)
An Act respecting insurance (Quebec) (in respect of insurers other than guarantee fund corporations)
Supplemental Pension Plans Act (Quebec)
An Act respecting trust companies and savings companies (Quebec) (for a trust company investing its own funds and deposits it receives and a savings company investing its own funds)

Also, in the opinion of such counsel, based on representations from Superior and the Fund as to certain factual matters, the Units offered hereby will, on the date of closing, be qualified investments under the Tax Act and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans and will not, on the date of closing, be foreign property for the purpose of the Tax Act.

LEGAL MATTERS

Certain legal matters in connection with the issuance and sale of the securities offered hereby will be passed upon on behalf of the Fund by Macleod Dixon LLP, on behalf of the Selling Unitholders by Stikeman Elliott LLP and on behalf of the Underwriters by Fraser Milner Casgrain LLP.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Fund are Deloitte & Touche LLP, Chartered Accountants, 3000 Scotia Centre, 700 – 2nd Street, SW, Calgary, Alberta, T2P 0S7.

The transfer agent and registrar for the Units is CIBC Mellon Trust Company at its principal offices in Toronto, Ontario and Calgary, Alberta.

INTERESTS OF EXPERTS

As of the date hereof, the partners and associates of each of Macleod Dixon LLP and Fraser Milner Casgrain LLP, as a group, beneficially own, directly or indirectly, less than 1% of the Units. As of the date hereof, the partners of Deloitte & Touche LLP, as a group, did not beneficially own, directly or indirectly, any of the Units. In addition, none of the aforementioned persons or companies, nor any director, officer or employee of any of the aforementioned persons or companies, is or is expected to be elected, appointed or employed as a director, officer or employee of the Fund or of any associates or affiliates of the Fund, except for Mr. Robert Engbloom, a director of Superior who is a partner at Macleod Dixon LLP, which law firm renders legal services to the Fund.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in several of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further

provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS

COMPILATION REPORT

To the Trustees of
Superior Plus Income Fund

We have reviewed, as to compilation only, the accompanying unaudited pro forma consolidated statement of earnings of **Superior Plus Income Fund** for the year ended December 31, 2002, which has been prepared for inclusion in this short form prospectus dated June 4, 2003. In our opinion, the unaudited pro forma consolidated statement of earnings has been properly compiled to give effect to the proposed transaction and the assumptions described in the notes thereto.

Signed

"Deloitte & Touche LLP"

Chartered Accountants

Calgary, Alberta
June 4, 2003

SUPERIOR PLUS INCOME FUND
Unaudited Pro Forma Consolidated Statement of Earnings
(millions of dollars except per unit amounts)

	Year Ended December 31, 2002 Fund (Note 1A)	Period January 1, 2002 to December 18, 2002 ERCO Worldwide (Note 1B)	Pro Forma Adjustments	Notes	Year Ended December 31, 2002 Pro Forma Consolidated
Revenues	640.9	351.4	-		992.3
Cost of products sold	345.1	176.0	-		521.1
Gross profit	295.8	175.4	-		471.2
Expenses					
Operating and administrative	180.0	83.3	-		263.3
Management incentive fee	11.1	-	20.5	3 (b)	31.6
Depreciation and amortization	28.7	32.7	10.0	3 (c)	71.4
Interest	2.8	-	10.0	3 (d)	12.8
Income taxes	4.4	0.6	(9.8)	3 (e)	(4.8)
	227.0	116.6	30.7		374.3
Net earnings before distributions to unitholders	68.8	58.8	(30.7)		96.9
Net earnings per trust unit, before distributions to unitholders, net of distributions to debentureholders, basic and diluted (Note 5(i))	$1.29				$1.36

Superior Plus Income Fund
Notes to Unaudited Pro Forma Consolidated Statement of Earnings

1. Basis of Presentation

On December 19, 2002, Superior Plus Inc. ("Superior") acquired the Pulp Chemicals business of Sterling Chemicals, Inc. ("Pulp Chemicals Business") on a debt free basis for cash consideration of $584.5 million. Effective February 26, 2003, the name of the Pulp Chemicals Business was changed to ERCO Worldwide ("ERCO").

The accompanying unaudited pro forma consolidated Statement of Earnings (the "Pro Forma Statement") of Superior Plus Income Fund (the "Fund"), (formerly Superior Propane Income Fund), has been prepared in accordance with Canadian generally accepted accounting principles by the Fund, in order to give effect to the acquisition of ERCO as if it had been owned by Superior effective January 1, 2002.

The unaudited pro forma statement of earnings and distributable cash flow (See Note 2) is comprised of information derived from:

A) The Fund's comparative audited consolidated financial statements for the year ended December 31, 2002.

B) Unaudited financial information for ERCO for the period January 1, 2002 through December 18, 2002. This financial information that was used to derive the unaudited pro forma consolidated statement of earnings was prepared for the purpose of creating such unaudited pro forma consolidated statement of earnings and does not conform with the financial statements incorporated by reference in the prospectus. This financial information is presented using the Fund's current basis of presentation, which differs from that used in the Total Sterling Pulp Chemicals (Debtor-in-possession) combined financial statements incorporated by reference in the prospectus. Therefore, certain expenses have been reclassified for presentation purposes in the unaudited pro forma consolidated statement of earnings.

The unaudited pro forma consolidated statement of earnings is not necessarily indicative of the results of operations that would have occurred during the year ended December 31, 2002 had the acquisition of ERCO been effected on January 1, 2002, nor is the unaudited pro forma consolidated statement of earnings necessarily indicative of future years.

The pro forma statement should be read in conjunction with the Fund's comparative audited consolidated financial statements and Management's Discussion & Analysis for the year ended December 31, 2002 and the comparative audited combined financial statements of the Pulp Chemicals Business as at and for the year ended September 30, 2002. (Incorporated herein by reference - See page 1).

2. Distributable Cash Flow for the year ended December 31, 2002

	Fund (Note 1A)	ERCO Worldwide (Note 1B)	Pro Forma Adjustments	Notes	Pro Forma Consolidated
Net earnings before distributions to unitholders	$68.8	$58.8	$(30.7)	-	$96.9
Items not affecting cash:					
Depreciation & amortization	28.7	32.7	10.0	3 (c)	71.4
Trust unit incentive plan compensation expense	0.2		-		0.2
Future income tax expense (recovery)	3.7	-	(9.8)	3 (e)	(6.1)
Cash generated from operations before changes in working capital	101.4	91.5	(30.5)		162.4
Deduct:					
Maintenance capital expenditures, net	(3.1)	(12.6)	-		(15.7)
Distributions to debentureholders	(7.7)	-	(19.2)	3 (d)	(26.9)
Distributable cash flow	$90.6	$78.9	$(49.7)	-	$119.8
Distributable cash flow per unit, basic (Note 5(i))	$1.93				$2.33
Distributable cash flow per unit, diluted (Note 5(i))	$1.88				$2.14

Distributable cash flow is distributed to unitholders on a monthly basis. The amount of cash to be distributed annually will be equal to cash flow after provision for maintenance capital expenditures, distributions to debentureholders and other reserves as may be considered necessary, less Fund expenses. Any remaining undistributed cash flow in respect of a prior fiscal year is distributed with the April monthly distribution in the subsequent year.

3. Pro Forma Statement of Earnings and Distributable Cash Flow (Note 2) Assumptions and Adjustments

(a) Pro forma statement of earnings and distributable cash flow for the year ended December 31, 2002, have been prepared as if the acquisition of ERCO and related financings had been completed as of January 1, 2002.

(b) Management incentive fees have been adjusted to reflect the impact of the full year of ERCO's operations and the financing of the acquisition of ERCO after giving effect to this trust unit offering. Management incentive fees were eliminated effective January 1, 2003 pursuant to the Internalization Transaction that took place on May 8, 2003. See "Recent Developments – Management Internalization" on page 3. The pro forma impact of the elimination of management incentive fees and the issuance of trust unit and warrant consideration pursuant to the Management Internalization, is provided in Note 4.

(c) Depreciation and amortization expense has been adjusted to reflect the portion of the ERCO acquisition purchase price allocated to Property, Plant and Equipment, and Intangible Assets. Property, Plant and Equipment are depreciated on a straight-line basis over fifteen years, while Intangible Assets are amortized on a straight-line basis over ten years.

(d) The net proceeds of this trust unit issue will be used by the Fund to invest in Shareholder Notes of Superior, which in turn will use the proceeds to repay a portion of the bridge financing facility. Distributions to debentureholders and interest expense have been adjusted to reflect the impact of this trust unit offering and other financings related to the acquisition of ERCO effective from January 1, 2002 as follows:

	ERCO Acquisition Financing Source	Pro forma adjustment to debenture distributions for the period January 1, 2002 to December 18, 2002	Pro forma adjustment to interest expense for the period January 1, 2002 to December 18, 2002
Net proceeds to the Fund from the issuance of $250 million 8% Series 2 subordinated convertible debentures issued December 17, 2002	$239.5	$19.2	$-
Net proceeds to the Fund from the issuance of 4.5 million units pursuant to this offering	$88.8	$-	$-
Borrowings under the ERCO acquisition credit facility due December 18, 2003 at money market rates plus 2%	$256.2	$-	$10.0
Total ERCO acquisition financing and pro forma debenture distribution and interest adjustments	$584.5	$19.2	$10.0

(e) Taxes have been adjusted to reflect Superior's revised capital structure resulting from the issuance of trust units under this financing.

4. Recent Development - Internalization of Management

On May 8, 2003, the Fund received unitholder approval and completed the previously announced management internalization transaction and related management retention arrangements, eliminating all management incentive and Fund administration fees effective January 1, 2003 in consideration for the issuance of 7.325 million units and 3.5 million warrants convertible into trust units at $20 per unit until May 8, 2008.

The impact on pro forma distributable cash flow for the year ended December 31, 2002 would have been as follows:

Pro forma distributable cash flow	$ 119.8
Add back pro forma management incentive fees	$ 31.6
Pro forma distributable cash flow adjusted for management internalization transaction	$ 151.4
Pro forma distributable cash flow adjusted for management internalization transaction per unit, basic (Note 5(ii))	$ 2.58
Pro forma distributable cash flow adjusted for management internalization transaction per unit, diluted (Note 5(ii))	$ 2.26

5. Weighted Average Trust Units Outstanding

On a pro forma basis the weighted average trust units outstanding used to calculate net earnings per unit and distributable cash flows per unit is as follows:

	Pro Forma Basic (millions)	Pro Forma Diluted (millions)
(i) Weighted average trust units outstanding for the year ended December 31, 2002	51.4	69.3
(ii) Weighted average trust units outstanding for the year ended December 31, 2002 after giving effect to the Internalization Transaction	58.7	80.2

CERTIFICATE OF THE FUND

Date: June 4, 2003

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of each of the provinces of Canada. For the purpose of the Province of Québec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

SUPERIOR PLUS INCOME FUND by:

SUPERIOR PLUS INC.

(Signed) GEOFFREY N. MACKEY
President and Chief Executive Officer

(Signed) W. MARK SCHWEITZER
Executive Vice-President, Corporate Development and Chief Financial Officer

(Signed) GRANT D. BILLING
Executive Chairman of the Board of Directors

(Signed) ROBERT J. ENGBLOOM
Director

CERTIFICATE OF THE UNDERWRITERS

Date: June 4, 2003

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada. For the purpose of the Province of Québec, to our knowledge, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

SCOTIA CAPITAL INC.

(Signed) ERIC MCFADDEN

CIBC WORLD MARKETS INC.

(Signed) BRENDA A. MASON

RBC DOMINION SECURITIES INC.

(Signed) ROBERT D. HALLETT

TD SECURITIES INC.

(Signed) ALEC W.G. CLARK

NATIONAL BANK FINANCIAL INC.

(Signed) ROBERT B. WONNACOTT

BMO NESBITT BURNS INC.

(Signed) AARON M. ENGEN

CANACCORD CAPITAL CORPORATION

(Signed) STEPHEN J. MULLIE

DESJARDINS SECURITIES INC.

(Signed) GORDON H. LAROCK

FIRSTENERGY CAPITAL CORP.

(Signed) JOHN S. CHAMBERS

HSBC SECURITIES (CANADA) INC.

(Signed) ROD A. MCISAAC

Macleod Dixon LLP

RECEIVED

Our File: 188639 2003 NOV -1 P 1:47

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Kirk A. Litvenenko
Direct Phone: (403) 267-9419
E-mail: kirk.litvenenko@macleoddixon.com

Assistant: Cindy Peppler
Direct Phone: (403) 267-9561
E-mail: cindy.peppler@macleoddixon.com

June 4, 2003

VIA SEDAR

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
The Manitoba Securities Commission
Ontario Securities Commission

Commission des valeurs mobilières du Québec
Nova Scotia Securities Commission
Office of the Administrator, Department of Justice - New Brunswick
Registrar of Securities - Prince Edward Island
Newfoundland Securities Commission

Dear Sirs/Mesdames:

Re: Superior Plus Income Fund - Final Short Form Prospectus dated June 4, 2003

We are acting on behalf of Superior Plus Income Fund (the "Fund") in connection with a short form prospectus dated June 4, 2003 (the "Prospectus") relating to the qualification for distribution of 8,000,000 trust units of the Fund (the "Units"), of which 4,500,000 Units will be issued and sold by the Fund and 3,500,000 Units will be sold pursuant to a secondary offering by certain selling trust unitholders as described in the Prospectus. In addition, such selling trust unitholders have granted an option to purchase an additional 1,257,956 Units as described in the Prospectus.

The Fund has elected to file the Prospectus under National Policy 43-201 (the "MRRS Policy"). Pursuant to section 3.2 of the MRRS Policy, the Fund determines the Alberta Securities Commission to be the principal regulator for the purposes of this filing.

Further to our letter filed earlier today and in connection with the filing of the Prospectus, please find enclosed the following documents:

1. the Prospectus (French) dated June 4, 2003; and

2. the blacklined Prospectus (French) indicating the revisions made from the preliminary short form prospectus dated May 28, 2003.

If you have any questions or comments, please contact me at the above noted number.

Yours truly,

MACLEOD DIXON LLP

"Kirk Litvenenko"

Kirk Litvenenko

Enclosures

Macleod Dixon LLP Lawyers

RECEIVED
2004 NOV -1 P 1:47
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Our File: 188639

Kirk A. Litvenenko
Direct Phone: (403) 267-9419
E-mail: kirk.litvenenko@macleoddixon.com

Assistant: Cindy Peppler
Direct Phone: (403) 267-9561
E-mail: cindy.peppler@macleoddixon.com

June 4, 2003

VIA SEDAR

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
The Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs mobilières du Québec
Nova Scotia Securities Commission
Office of the Administrator, Department of Justice - New Brunswick
Registrar of Securities - Prince Edward Island
Newfoundland Securities Commission

Dear Sirs/Mesdames:

Re: Superior Plus Income Fund - Final Short Form Prospectus dated June 4, 2003

We are acting on behalf of Superior Plus Income Fund (the "Fund") in connection with a short form prospectus dated June 4, 2003 (the "Prospectus") relating to the qualification for distribution of 8,000,000 trust units of the Fund (the "Units"), of which 4,500,000 Units will be issued and sold by the Fund and 3,500,000 Units will be sold pursuant to a secondary offering by certain selling trust unitholders as described in the Prospectus. In addition, such selling trust unitholders have granted an option to purchase an additional 1,257,956 Units as described in the Prospectus.

The Fund has elected to file the Prospectus under National Policy 43-201 (the "MRRS Policy"). Pursuant to section 3.2 of the MRRS Policy, the Fund determines the Alberta Securities Commission to be the principal regulator for the purposes of this filing.

In connection with the filing of the Prospectus, please find enclosed the following documents:

1. the Prospectus (English) dated June 4, 2003;

2. the blacklined Prospectus (English) indicating the revisions made from the preliminary short form prospectus dated May 28, 2003;

3. the underwriting agreement dated May 28, 2003;

4. consents of Deloitte & Touche LLP, auditors of the Fund, Macleod Dixon LLP, legal counsel to the Fund, Stikeman Elliott LLP, legal counsel to the Selling Unitholders, Fraser Milner Casgrain LLP, legal counsel to the Underwriters and National Bank Financial Inc., an expert which provided an opinion in a document incorporated by reference;

5. comfort letter from Deloitte & Touche LLP in respect of unaudited financial statements contained or incorporated by reference in the Prospectus;

6. a letter executed by an officer of the Fund confirming the matters set forth in section 7.4 of the MRRS Policy;

7. an undertaking to the British Columbia Securities Commission regarding the payment of fees; and

8. the prescribed filing fees.

Please be advised that the French language version of the Prospectus and the blacklined French language version of the Prospectus indicating changes made from the preliminary short form prospectus dated May 28, 2003 will follow shortly.

We trust you will find the foregoing satisfactory and will issue the final MRRS decision document shortly. If you have any questions or comments, please contact me at the above noted number.

Yours truly,

MACLEOD DIXON LLP

"Kirk Litvenenko"

Kirk Litvenenko

Enclosures

STIKEMAN ELLIOTT

Stikeman Elliott LLP Barristers & Solicitors
5300 Commerce Court West, 199 Bay Street, Toronto, Canada M5L 1B9
Tel: (416) 869-5500 Fax: (416) 947-0866 www.stikeman.com

June 4, 2003

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
The Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs mobilieres du Quebec
Nova Scotia Securities Commission
Administrator, Securities Act - New Brunswick
Registrar of Securities - Prince Edward Island
Securities Commission of Newfoundland

Dear Sirs/Mesdames:

Re: Superior Plus Income Fund (the "Fund")

We refer to the short form prospectus (the "Prospectus") dated June 4, 2003 of the Fund relating to a proposed issue and secondary offering of 8,000,000 trust units.

We hereby consent to the use of our firm name under the heading "Legal Matters" in the Prospectus.

We confirm that we have read the Prospectus and that we have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that is

(a) derived from our opinion referred to above; or

(b) within our knowledge as a result of the services that we performed to render such opinion.

This letter is provided pursuant to the requirements of applicable securities legislation and is solely for the information of the addressees and is not to be referred to in whole or in part in the Prospectus or in any other similar document and is not to be relied upon for any other purpose.

TORONTO
MONTREAL
OTTAWA
CALGARY
VANCOUVER
NEW YORK
LONDON
HONG KONG
SYDNEY

Yours very truly,

(Signed) Stikeman Elliott

NATIONAL
BANK
FINANCIAL

LETTER OF CONSENT

To: The Securities Commissions or similar regulatory authorities in each of the Provinces of Canada

Re: Superior Plus Income Fund

We refer to the short form prospectus dated June 4, 2003, of Superior Plus Income Fund (the "Fund") relating to the proposed issuance of 8,000,000 trust units (the "Units") of the Fund, of which 4,500,000 Units will be issued and sold by the Fund and 3,500,000 Units will be sold pursuant to a secondary offering by certain selling trust unitholders as described in the Prospectus. In addition, such selling trust unitholders have granted an option to the underwriters to purchase an additional 1,257,956 Units as described in the Prospectus.

We were engaged by the special committee of the board of directors of Superior Plus Inc. ("Superior") and the board of trustees of the Fund to, among other things, prepare an opinion (the "Fairness Opinion") as to the fairness, from a financial point of view, of the Consideration (as defined in the Fairness Opinion) to the unitholders of the Fund, other than Superior Management Services LP ("SMS"), which was paid pursuant to an agreement dated April 2, 2003 among the Fund, Superior Plus Inc., SMS, Superior Investment Trust (the "Investment Trust"), Superior Incentive Trust (the "Incentive Trust") and the unitholders of the Investment Trust and the Incentive Trust. We understand that the Fund attached the Fairness Opinion as Schedule "C" to the information circular of the Fund dated April 3, 2003 (the "Information Circular") which Information Circular was filed with the applicable securities regulatory authorities in each of the provinces of Canada. The Information Circular and therefore, the Fairness Opinion will be incorporated by reference in the Prospectus

We hereby consent to the reference to our firm name and to the Fairness Opinion incorporated by reference in the Prospectus.

We confirm that we have read the Prospectus and that we have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are derived from the Fairness Opinion or that are within our knowledge as a result of the services performed by us in connection with the Fairness Opinion.

Yours very truly,

NATIONAL BANK FINANCIAL INC.

(signed) *"Rob Wonnacott"*
Rob Wonnacott, Managing Director

DATED: June 4, 2003

FRASER MILNER CASGRAIN LLP

June 4, 2003

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs mobilières du Québec
Nova Scotia Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Prince Edward Island

RECEIVED
2004 NOV -1 P 1:43
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sirs:

Subject: Prospectus (the "Prospectus") of Superior Plus Income Fund Dated June 4, 2003 Relating to a New Issue and Secondary Offering of Trust Units

We consent to the use of our name, Fraser Milner Casgrain LLP, on the cover page and under the headings "Legal Matters" and "Interests of Experts" and to the use of our name and opinions under the headings "Canadian Federal Income Tax Considerations" and "Eligibility for Investment" in the Prospectus.

We confirm that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that is derived from our opinions referred to under "Canadian Federal Income Tax Considerations" and "Eligibility for Investment" or that is within our knowledge as a result of the services we performed in connection with such opinions.

This letter is provided solely for the purpose of assisting you in discharging your responsibilities in connection with the transaction described above and may not be used or relied upon by any other parties or for any other purpose.

Yours truly,

(signed) Fraser Milner Casgrain LLP

774940_1

Macleod Dixon LLP
Lawyers
Toronto Caracas
Moscow Rio de Janeiro

Our File: 188639

Robert J. Engbloom
Direct Phone: (403) 267-9405
E-mail: robert.engbloom@macleoddixon.com

Assistant: Denise Grigg
Direct Phone: (403) 267-9455
E-mail: denise.grigg@macleoddixon.com

June 4, 2003

By SEDAR

The securities regulatory authorities
in each of the provinces of Canada

Dear Sirs:

Re: Superior Plus Income Fund
Short Form Prospectus dated June 4, 2003

We are acting on behalf of Superior Plus Income Fund (the "Fund") in connection with a short form prospectus dated June 4, 2003 (the "Prospectus") relating to the qualification for distribution of 8,000,000 trust units of the Fund (the "Units"), of which 4,500,000 Units will be issued and sold by the Fund and 3,500,000 Units will be sold pursuant to a secondary offering by certain selling trust unitholders as described in the Prospectus. In addition, such selling trust unitholders have granted an option to purchase an additional 1,257,956 Units as described in the Prospectus.

We hereby consent to the references to our firm's name and to our opinions under the headings "Canadian Federal Income Tax Considerations" and "Eligibility for Investment" in the Prospectus.

We confirm that we have read the Prospectus and that we have no reason to believe that there are any misrepresentations in the information contained therein that are derived from our opinions referred to in the Prospectus or that are within our knowledge as a result of the services performed by us in connection with our opinions referred to therein.

Sincerely,

MACLEOD DIXON LLP

"Macleod Dixon LLP"

Deloitte & Touche LLP
3000, 700 Second Street S.W.
Calgary AB Canada T2P 0S7

Telephone +1 403-267-1700
Facsimile +1 403-264-2871

Deloitte & Touche

June 4, 2003

To the various Securities Commissions and similar regulatory authorities in Canada.

Dear Sirs/Mesdames:

RE: Superior Plus Income Fund (the "Fund")

We refer to the short form prospectus of the Fund dated June 4, 2003 relating to the sale and issue of 8,000,000 trust units.

We consent to the use, through incorporation by reference in the above-mentioned short form prospectus, of our report dated February 14, 2003 to the Unitholders of the Fund on the following financial statements:

- Consolidated balance sheets as at December 31, 2002 and 2001;
- Consolidated statements of earnings and deficit and cash flows for the years ended December 31, 2002 and 2001.

We report that we have read the short form prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the consolidated financial statements upon which we have reported or that are within our knowledge as a result of our audit of such consolidated financial statements.

We also consent to the use of our compilation report dated June 4, 2003 to the trustees of the Fund on the unaudited pro-forma consolidated statement of earnings for the year ended December 31, 2002.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

(signed) "Deloitte & Touche LLP"

Chartered Accountants

Deloitte & Touche LLP
1 City Centre Drive, Suite 500
Mississauga, ON L5B 1M2
Canada

Tel: (416) 601 6150
Fax: (416) 643 8401
www.deloitte.ca

Deloitte & Touche

June 4, 2003

To the various Securities Commissions
and similar regulatory authorities in Canada

Dear Sirs/Mesdames:

SUPERIOR PLUS INCOME FUND (the "FUND")

We refer to the short-form prospectus of the Fund dated June 4, 2003 relating to the sale and issue of 8,000,000 trust units.

We consent to the use, through incorporation by reference in the above-mentioned short-form prospectus, of our report dated November 1, 2002, except as to Note 1, which is as of November 13, 2002 to the Stockholder of Total Sterling Pulp Chemicals on the following financial statements of Total Sterling Pulp Chemicals (Debtor-In-Possession):

Combined balance sheets as at September 30, 2002 and 2001;

Combined statements of operations, changes in stockholder's equity and cash flows for each of the three years in the period ended September 30, 2002.

We report that we have read the short form prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the combined financial statements upon which we have reported or that are within our knowledge as a result of our audit of such combined financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

Deloitte & Touche LLP

Chartered Accountants

A·S·C
ALBERTA·SECURITIES·COMMISSION

IN THE MATTER OF NATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM FOR
PROSPECTUSES AND ANNUAL INFORMATION FORMS

AND

IN THE MATTER OF

SUPERIOR PLUS INCOME FUND

DECISION DOCUMENT

This final mutual reliance review system decision document evidences that final receipts of the regulators in each of Alberta, British Columbia, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia, New Brunswick, Prince Edward Island and Newfoundland and Labrador have been issued for a Short Form Prospectus of the above issuer dated June 4, 2003.

DATED at Calgary, Alberta this June 4, 2003

"Agnes Lau"
Agnes Lau
Deputy Director, Capital Markets

SEDAR Project # 00545706

CERTIFICATE OF REGISTRATION

No. 2003-30174

Final prospectus dated: 2003/06/04

This is to certify that **Superior Plus Income Fund** has/have made application to the Administrator under the Security Frauds Prevention Act for permission to do business in the Province of New Brunswick under the provisions of the Act as a security issuer and has/have complied with the provisions of the Act. Detailed information respecting the Company and its securities or the broker, salesman or sub-agent is on file at the office of the Registrar for public inspection. The said security issuer is/are permitted to do business in the Province of New Brunswick. This certificate is subject to the terms and conditions on any attached Schedule A.

NOTICE: The attention of the public is directed to the fact that, while the holder(s) of this certificate of registration is/are authorized to sell securities in the Province of New Brunswick under the provisions of the Security Frauds Prevention Act, the Administrator in no wise recommends the securities offered for sale by the holder(s) of this certificate as an investment.

DATED 2003/06/04

This Certificate expires 2004/06/04

By Order of the Administrator under the
Security Frauds Prevention Act

"Andrew Nicholson"

Deputy Administrator,
Capital Markets

PROJECT# 545706

Telephone/Téléphone : (506) 658-3060
Fax/Télécopieur : (506) 658-3059
email : securities.branch@gnb.ca

P.O. Box 5001
606-133 Prince William Street
Saint John, New Brunswick
E2L 4Y9

C.P. 5001
606-133, rue Prince William
Saint John (Nouveau-Brunswick)
E2L 4Y9

Superior Plus

Theresia R. Reisch
Investor Relations Manager & Fund Secretary
Direct Telephone: (403) 730-5818
Direct Facsimile: (403) 730-7519
E-Mail: treisch@superiorplus.ca

June 9, 2003

Transmitted Via SEDAR

To: The Quebec Securities Commission

Re: Report Under Section 114 of the Quebec Securities Regulations

SUPERIOR PLUS INCOME FUND
TRUST UNIT INCENTIVE PLAN

For the year ended December 31, 2002, the number and value of securities distributed in Quebec under the Trust Unit Incentive Plan of the Superior Plus Income Fund, formerly the Superior Propane Income Fund, are as set forth below:

Number of Trust Unit Options granted	**Number of Quebec residents**
24,000	**5**

Number of Trust Units issued as a result of the exercise of options	**Value of Trust Units issued as a result of the exercise of options**	**Number of Quebec residents**
7,305	**$138,972.74**	**8**

Yours truly,
SUPERIOR PLUS INCOME FUND

"Theresia R. Reisch"

Theresia R. Reisch
Secretary

h:\spi\ltr

SUPERIOR PLUS INCOME FUND
FORM OF PROXY
for the May 8, 2003 Annual and Special Meeting of Unitholders

This proxy is solicited on behalf of the trustees of Superior Plus Income Fund

The undersigned unitholder of Superior Plus Income Fund (the "Fund") hereby appoints Peter A. W. Green or, failing him, Theresia R. Reisch or, instead of any of them ______________________________ ______________________________ as proxy holder of the undersigned, with full power of substitution, to attend, act and vote on behalf of the undersigned at the Annual and Special Meeting of unitholders of the Fund (the "Meeting") to be held on May 8, 2003, and at any adjournment thereof (notice of which Meeting, with the accompanying Information Circular of the Fund dated April 3, 2003, (the "Information Circular") has been received by the undersigned), in the same manner, to the same extent and with the same powers as if the undersigned were there present and, without limiting the general authorization given, the persons above named are specifically directed to vote on behalf of the undersigned in the following manner:

(1) On the election of three (3) trustees as specified in the Information Circular:

☐ **FOR** ☐ **WITHHOLD VOTE**

or, if no specification is made, FOR such election.

(2) On the appointment of Deloitte & Touche LLP as auditor of the Fund:

☐ **FOR** ☐ **WITHHOLD VOTE**

or, if no specification is made, FOR such appointment.

(3) On the Internalization Resolution approving the termination of the Management Agreement and the Administration Agreement, the Retention Arrangements and the related transactions:

☐ **FOR** ☐ **AGAINST**

or, if no specification is made, FOR such special resolution.

(4) On the Trust Unit Incentive Plan Amendment Resolution approving the amendment to the Trust Unit Incentive Plan to provide for the reduction in the exercise price of all options to acquire Trust Units granted from and after April 2, 2003 in an amount equal to the full amount of cash distributions paid on the Trust Units from and after such date:

☐ **FOR** ☐ **AGAINST**

or, if no specification is made, FOR such ordinary resolution.

(5) In the proxy holder's discretion, to vote on any amendments or variations to the matters identified in the Notice of the Meeting and accompanying Information Circular and on all other matters that may properly come before the Meeting or any adjournment thereof in such manner as the proxy holder may see fit. The undersigned hereby agrees to ratify and confirm all that such proxy holder may do by virtue hereof.

On any ballot that may be called for at the Meeting, all Trust Units in respect of which the persons named in this form of proxy have been appointed to act will be voted or withheld from voting in accordance with the specification made in this proxy.

The undersigned hereby revokes any form of proxy previously given.

Please mark, sign, date and return the proxy promptly using the enclosed envelope. See Notes on the reverse side.

Signature: ______________________________

Name of Unitholder: ______________________________
(please print)

Date: ______________________________

NOTES:

(1) This form of proxy must be signed and dated. If not dated by the unitholder, the form of proxy will be deemed to bear the date on which it was mailed to the unitholder.

(2) The unitholder should sign his name in the form in which his Trust Units are registered. The form of proxy must be executed by the unitholder or the unitholders' attorney authorized in writing. If the unitholder is a corporation, the proxy must be executed under its corporate seal or by an officer or attorney duly authorized. A copy of any such authorization should accompany the form of proxy. Persons signing as executors, administrators, trustees, etc., should so indicate.

(3) **A unitholder has the right to appoint a person, who need not be a unitholder, other than any of the persons designated in this form of proxy to attend and act on his behalf at the Meeting. This right may be exercised by inserting such other person's name in the blank space provided for that purpose herein or by completing another form of proxy. Such unitholder should notify the nominee of this appointment, obtain his consent to act as proxy holder and instruct him on how the unitholder's Trust Units are to be voted.**

(4) Unitholders who do not expect to attend the meeting in person are requested to send a duly completed form of proxy to The CIBC Mellon Trust Company, Proxy Department, 200 Queens Quay East, Unit 6, Toronto, Ontario M5A 4K9, for receipt not later than 11:30 a.m. (Toronto time) on the business day immediately preceding the date of the Meeting or any adjournment thereof to be valid for use at the Meeting or any such adjournment.

(5) Your name and address are recorded as indicated. Please report any change.

NOVA SCOTIA

Securities Commission

2nd Floor,
Joseph Howe Building
1690 Hollis Street
P.O. Box 458
Halifax, Nova Scotia
B3J 2P8

Bus: 902-424-7768
Fax: 902-424-4625
Website: www.gov.ns.ca/nssc

IN THE MATTER OF THE SECURITIES ACT
R.S.N.S. 1989, CHAPTER 418, AS AMENDED

AND

IN THE MATTER OF

SUPERIOR PLUS INCOME FUND

Receipt for (Final) Short Form Prospectus dated **June 4th, 2003** relating to the securities of the above Issuer is hereby issued pursuant to subsection 1 of section 66 of the Act.

DATED at Halifax, this **4th** day of **June, 2003**.

"Frank A. Mader"

J. William Slattery, C.A.
Deputy Director, Corporate Finance per
Frank A. Mader, C.A., Staff Accountant

Project #**545706**

REPORT UNDER PART 4 OF NATIONAL INSTRUMENT 62-103

Re: Superior Plus Income Fund

Name and Address of Eligible Institutional Investor:

Enterprise Capital Management Inc. ("**Enterprise**")
One Toronto Street
Suite 200
Toronto, Ontario M5C 2V6

Securities Owned or Controlled, Nature of Ownership and Securityholding Percentage as at May 31, 2003:

As of May 31, 2003, Enterprise, in its capacity as an adviser and portfolio manager of discretionary accounts and institutional funds, including The Enterprise Capital Trust, The Enterprise Capital LP and The Enterprise Capital FI LP, exercised control or direction over 4,294,347 trust units ("**Units**") of Superior Plus Income Fund ("**SPIF**") and warrants ("**Warrants**") to acquire 2,147,173 Units, representing approximately 11.06% of the outstanding Units, calculated in accordance with National Instrument 62-103. In addition, the Funds hold beneficial interests in the Superior Investment Trust which holds 4,845,501 Units.

Number of Securities Acquired and Nature of the Acquisition:

The Funds acquired the Units and Warrants on May 8, 2003 pursuant to the internalization of the management of Superior Plus Inc. ("**Superior**") and the administration of SPIF. The Funds held ownership interests in Superior SMS Limited Partnership which prior to the internalization was the manager of Superior and the administrator of SPIF.

Purpose of the Acquisition:

The Units and Warrants were acquired for investment purposes. The Funds entered into an underwriting agreement dated May 28, 2003 for the purpose of distributing 4,000,178 Units to the public through a prospectus offering.

In addition to the foregoing, depending on market conditions or other factors that Enterprise may deem to be material, the Funds may sell Units or Warrants, or purchase additional Units.

Nature and Material Terms of Agreements with Respect to Securities of the Company:

The Funds and SPIF, among others, are parties to a Distribution Rights Agreement, dated May 8, 2003, pursuant to which SPIF has granted to the Funds (and the other parties to such agreement) certain rights with respect to the public offering of securities of SPIF held by the Funds in the event SPIF is proposing to qualify securities by prospectus.

Statement:

This report is issued in accordance with the alternative reporting system respecting Early Warning Reporting set out in National Instrument 62-103. Neither Enterprise nor the Funds presently intend to:

(a) make a formal take-over bid for any securities of SPIF; or

(b) propose a reorganization, amalgamation, merger, arrangement or similar business combination with SPIF which would result in Enterprise or the Funds possessing effective control over SPIF, alone or together with joint actors.

Enterprise is eligible to file reports under Part 4 of National Instrument 62-103.

Contact Person:

For further information, please contact:

David Smith
Managing Partner
Enterprise Capital Management Inc.
Telephone: (416) 361-5886

DATED at Toronto this 9th day of June, 2003.

ENTERPRISE CAPITAL MANAGEMENT INC.

By: (Signed) "David Smith"
David Smith

Superior Plus
Income Fund

Cash Distribution Notice

NEWS RELEASE **June 11, 2003**

June 2003 Cash Distribution - $0.175 per Trust Unit

Calgary, AB...The Trustees of the Superior Plus Income Fund (the "Fund") declared a cash distribution for the month of June 2003 of $0.175 (17.5 cents) per trust unit payable on July 15, 2003. The record date is June 30, 2003 and the ex-distribution date will be June 26, 2003.

A summary of cash distributions since inception and tax information is posted on the Investor Relations section of Superior's website at: www.superiorplus.ca.

For income tax purposes, the income from the June cash distribution of $0.175 per trust unit is considered to be:

- a dividend of $0.0427 per trust unit
- return of capital of $0.0171 per trust unit
- other income of $0.1152 per trust unit

The Fund holds 100% of Superior, which has three operating divisions. Superior Propane is Canada's largest distributor of propane, related products and services. ERCO Worldwide provides chemicals and technology to the pulp and paper and water treatment industries. Superior Energy Management provides natural gas supply services, predominately to commercial and industrial markets in Ontario.

Superior Plus Income Fund trust units trade on the Toronto Stock Exchange (the "TSX") under the same trading symbol SPF.UN. There are 60.6 million trust units outstanding. The Fund's 8% Convertible Unsecured Subordinated Debentures, Series 1 and Series 2, trade on the TSX under the trading symbols SPF.DB and SPF.DB.A, respectively.

For more information please contact:

Theresia R. Reisch
Investor Relations Manager
Superior Plus Income Fund
Tel: (403) 730-5818 / Fax: (403) 730-7519
E-mail: treisch@superiorplus.ca

Superior Plus Income Fund
1111 - 49 Avenue NE
Calgary, Alberta T2E 8V2
Website: www.superiorplus.ca
Toll Free: 1-877-341-7500

Superior Plus
Income Fund

NEWS RELEASE **June 11, 2003**

Superior Plus Income Fund Announces Closing of $94 Million Offering of Treasury Units and $99 Million Offering of Secondary Units

Calgary, AB... Superior Plus Income Fund (the "Fund") is pleased to announce the successful closing of the issue and sale of 4,500,000 trust units of the Fund at $20.90 per trust unit for gross proceeds to the Fund of approximately $94.1 million ($88.8 million net of issue costs). As previously reported, the net proceeds of the offering will be used to repay a portion of the debt incurred in connection with the acquisition of ERCO Worldwide in December of 2002.

In addition, The Enterprise Capital LP, The Enterprise Capital FI LP, The Enterprise Capital Trust, Enterprise Capital Management Inc., and The Manufacturers Life Insurance Company (the "Selling Unitholders") sold an aggregate of 4,757,956 trust units (including 1,257,956 trust units issued on the exercise of the underwriters' option) under the secondary offering for gross proceeds of $99.4 million on the same terms as the Fund. The Fund did not receive any proceeds from the sale of these units.

After giving effect to the transaction, the Selling Unitholders hold directly and indirectly approximately 4.7 million trust units or 8% of the issued and outstanding units. Senior Management of Superior did not participate in the offering and continue to hold approximately 2.9 million trust units or a 5% interest, not including trust unit options and warrants.

The trust units were offered to the public through a syndicate of underwriters led by Scotia Capital Inc. and included CIBC World Markets Inc., RBC Capital Markets, TD Securities Inc., National Bank Financial Inc., BMO Nesbitt Burns Inc., Canaccord Capital Corporation, Desjardins Securities Inc., FirstEnergy Capital Corp., and HSBC Securities (Canada) Inc.

The Fund holds 100% of Superior Plus Inc., which has three operating divisions. Superior Propane is Canada's largest distributor of propane, related products and services. ERCO Worldwide provides chemicals and technology to the pulp and paper and water treatment industries. Superior Energy Management provides natural gas supply services, predominantly to commercial and industrial markets in Ontario.

The Fund's trust units trade on the Toronto Stock Exchange (the "TSX") under the trading symbol SPF.UN. After giving effect to this offering, there are 60.6 million trust units outstanding. The Fund's 8% Convertible Unsecured Subordinated Debentures, Series 1 and Series 2, trade on the TSX under the trading symbols SPF. DB and SPF. DB.A, respectively.

For more information please contact:

Theresia R. Reisch
Investor Relations Manager
e-mail: treisch@superiorplus.ca
Tel: (403) 730-5818/Fax: (403) 730-7519

Superior Plus Income Fund
Calgary, Alberta T2E 8V2
Website www.superiorplus.ca
Toll Free: 1-877-341-7500

-30-

Commission
des valeurs mobilières
du Québec

Marché des capitaux

DÉCISION N° : 2003-MC-1442

NUMÉRO DE PROJET SÉDAR: 545706

DOSSIER N° : 13779

Objet : Superior Plus Income Fund
Demande de visa

Vu la demande présentée le 29 mai 2003;

vu les articles 11, 14 et 19 de la Loi sur les valeurs mobilières;

vu la partie 2 de la norme canadienne 44-101;

vu les pouvoirs délégués conformément à l'article 307 de la Loi.

En conséquence, la directrice des marchés des capitaux octroie le :

visa pour le prospectus simplifié du 4 juin 2003 de Superior Plus Income Fund concernant le placement de 9 257 956 parts de fiducie au prix de 20,90 $ la part.

Le visa prend effet le 4 juin 2003.

La directrice des marchés des capitaux,

(s) Josée Deslauriers
Josée Deslauriers

KB/ir

800, Square Victoria, 22ième étage, Tour de la bourse, C.P. 246, Montréal (Québec) H4Z1G3
Tél. : (514) 940-2150 * Télécopieur : (514) 873-6155

REPORT UNDER PART 4 OF NATIONAL INSTRUMENT 62-103

Re: Superior Plus Income Fund

Name and Address of Eligible Institutional Investor:

Enterprise Capital Management Inc. ("**Enterprise**")
One Toronto Street
Suite 200
Toronto, Ontario M5C 2V6

Securities Owned or Controlled, Nature of Ownership and Securityholding Percentage as at June 30, 2003:

As of June 30, 2003, Enterprise, in its capacity as an adviser and portfolio manager of discretionary accounts and institutional funds, including The Enterprise Capital Trust, The Enterprise Capital LP and The Enterprise Capital FI LP, exercised control or direction over 294,169 trust units ("**Units**") of Superior Plus Income Fund ("**SPIF**") and warrants ("**Warrants**") to acquire 1,948,338 Units, representing approximately 3.59% of the outstanding Units, calculated in accordance with National Instrument 62-103. In addition, the Funds hold beneficial interests in the Superior Investment Trust which holds 4,845,501 Units. The Funds' securityholding percentage of outstanding Units, as calculated in accordance with National Instrument 62-103, has decreased 7.47% since the last report filed.

Number of Securities Sold and Nature of the Disposition:

The Funds sold 4,000,178 Units and 198,835 Warrants on June 11, 2003. The Units were sold pursuant to an underwritten public offering. The Warrants were sold pursuant to a private placement.

Purpose of the Disposition:

The Units and Warrants are held for investment purposes. Depending on market conditions or other factors that Enterprise may deem to be material, the Funds may sell Units or Warrants, or purchase additional Units.

Nature and Material Terms of Agreements with Respect to Securities of the Company:

The Funds and SPIF, among others, are parties to a Distribution Rights Agreement, dated May 8, 2003, pursuant to which SPIF has granted to

the Funds (and the other parties to such agreement) certain rights with respect to the public offering of securities of SPIF held by the Funds in the event SPIF is proposing to qualify securities by prospectus.

Statement:

This report is issued in accordance with the alternative reporting system respecting Early Warning Reporting set out in National Instrument 62-103. Neither Enterprise nor the Funds presently intend to:

(a) make a formal take-over bid for any securities of SPIF; or

(b) propose a reorganization, amalgamation, merger, arrangement or similar business combination with SPIF which would result in Enterprise or the Funds possessing effective control over SPIF, alone or together with joint actors.

Enterprise is eligible to file reports under Part 4 of National Instrument 62-103.

Contact Person:

For further information, please contact:

David Smith
Managing Partner
Enterprise Capital Management Inc.
Telephone: (416) 955-4603

DATED at Toronto this 7th day of July, 2003.

ENTERPRISE CAPITAL MANAGEMENT INC.

By: "David Smith"

David Smith

Superior Plus Income Fund

Cash Distribution Notice

NEWS RELEASE **July 9, 2003**

July 2003 Cash Distribution - $0.175 per Trust Unit

Calgary, AB...The Trustees of the Superior Plus Income Fund (the "Fund") declared a cash distribution for the month of July 2003 of $0.175 (17.5 cents) per trust unit payable on August 15, 2003. The record date is July 31, 2003 and the ex-distribution date will be July 27, 2003.

A summary of cash distributions since inception and tax information is posted on the Investor Relations section of Superior's website at: www.superiorplus.ca.

For income tax purposes, the income from the July cash distribution of $0.175 per trust unit is considered to be:

- a dividend of $0.0311 per trust unit
- other income of $0.1439 per trust unit

The Fund holds 100% of Superior Plus Inc, which has three operating divisions. Superior Propane is Canada's largest distributor of propane, related products and services. ERCO Worldwide provides chemicals and technology to the pulp and paper and water treatment industries. Superior Energy Management provides natural gas supply services, predominately to commercial and industrial markets in Ontario.

Superior Plus Income Fund trust units trade on the Toronto Stock Exchange (the "TSX") under the trading symbol SPF.UN. There are 60.6 million trust units outstanding. The Fund's 8% Convertible Unsecured Subordinated Debentures, Series 1 and Series 2, trade on the TSX under the trading symbols SPF.DB and SPF.DB.A, respectively.

For more information please contact:

Theresia R. Reisch
Investor Relations Manager
Superior Plus Income Fund
Tel: (403) 218-2953 / Fax: (403) 218-2973
E-mail: treisch@superiorplus.ca

Superior Plus Income Fund
3408, 400 - 3 Avenue SW
Calgary, Alberta T2P 4H2
Website: www.superiorplus.ca
Toll Free: 1-866-490-PLUS

Superior Plus Income Fund

2 Second Quarter Release and August 2003 Cash Distribution Notice

NEWS RELEASE - TSX: SPF.UN *July 30, 2003*

Q2 YTD Distributable Cash Flow per Trust Unit up by 29% Over Last Year

- **Internalization of Management completed on May 8th.**
- **Trust unit offering completed on June 11th, advancing the refinancing of ERCO acquisition debt and increasing trading liquidity of SPF units.**
- **Unitholder meeting scheduled for October 7th to vote on corporate reorganization to improve governance structure and amend Declaration of Trust.**

Cash distributions earned per trust unit


$2.00
$1.80
$1.60
$1.40
$1.20
$1.00
$0.80
$0.60
$0.40
$0.20
$0.00
$1.15
$1.24
$1.34
$1.38
$1.58
$1.71
$1.93
$1.52
0.82
0.82
0.87
0.95
1.03
1.18
1996 F
1997
1998
1999
2000
2001
2002
2003
Cash Generated in Q1-Q2
Annual amount of cash distributed

Highlights	Three Months Ended June 30		Six Months Ended June 30	
	2003	2002	**2003**	2002
Financial (millions of dollars, except per trust unit amounts)				
Operating distributable cash flow				
Propane retailing	**$13.5**	$18.5	**$63.7**	$67.6
Pulp chemicals	**17.3**	–	**34.9**	–
Natural gas retailing	**1.0**	–	**1.6**	–
	31.8	18.5	**100.2**	67.6
Corporate costs	**(0.3)**	(0.5)	**(1.1)**	(1.3)
Interest and debenture distributions	**(10.3)**	(2.3)	**(20.5)**	(4.9)
Cash income taxes	–	1.2	–	(7.0)
Distributable cash flow (see Note 1 to the Consolidated Financial Statements)	**$21.2**	$16.9	**$78.6**	$54.4
Distributable cash flow per average trust unit outstanding	**$0.38**	$0.36	**$1.52**	$1.18
Average trust units outstanding (millions)	**55.2**	47.1	**51.9**	46.2
Operating				
Litres of propane sold (millions of litres)	**318**	357	**860**	876
Propane sales margin (cents per litre)	**15.6**	14.6	**15.9**	15.5
Total chemical sales (metric tonnes "MT")	**132**	N/A	**271**	N/A
Average chemical selling price (dollar per MT)	**577**	N/A	**583**	N/A
Gigajoules ("GJ") of natural gas sold (millions)	**5**	N/A	**9**	N/A
Natural gas sales margin (cents per GJ)	**40.0**	N/A	**39.1**	N/A

- **YTD distributable cash flow increased by $0.34 per trust unit or 29% over last year, driven by the addition of the pulp chemicals and natural gas retailing businesses.**
- **Q2 propane retailing contribution was down from prior year level as lower sales volumes due to warmer weather and reduced inventory storage gains were only partially offset by improved margins.**
- **Pulp chemicals Q2 contribution comparable to Q1 results. FX hedging program established to mitigate impact of exchange rate fluctuations.**
- **Natural gas retailing delivers strong growth in sales volumes and distributable cash flow.**
- **Increased interest and debenture distributions reflect financing of December 2002 pulp chemicals acquisition.**
- **ERCO Worldwide acquisition and Management Internalization transaction enhances tax profile. Monthly distribution rate increased 9% to $0.175 per trust unit in May.**

Corporate Reorganization to Improve Governance Structure

On May 8, 2003, following unitholder approval, the Fund and Superior successfully completed the internalization of the management and administration functions of Superior and the Fund (see "Management Internalization" on page 6). With this completed, the trustees of the Fund and the board of directors of Superior consider it timely and desirable to further improve the governance structure of the Fund and Superior and to update certain provisions in the constating documents of the Fund (the "Reorganization"). The primary elements of the Reorganization consist of:

- the consolidation of the trustees of the Fund into the board of directors of Superior and the appointment of a corporate trustee to act as trustee of the Fund. Accordingly, the two current trustees who are not members of the board of directors of Superior, are proposed to be elected as board members;
- providing unitholders with the right to elect all members of the board of directors of Superior; and
- delegating a broad range of responsibilities previously performed by the Manager and the trustees, to Superior and its board of directors.

In addition, the Reorganization consists of a number of changes to the constating documents of the Fund and Superior to reflect developments that have occurred since the inception of the Fund in 1996. Unitholders of record on August 27, 2003 will be asked to consider and vote on the Reorganization at a special meeting to be held on October 7, 2003. Meeting materials, including an information circular, are expected to be mailed to unitholders on or about September 2, 2003.

Cash Distributions

The trustees of the Fund declared a regular monthly cash distribution for the month of August 2003 of $0.175 (17.5 cents per trust unit), payable on September 15, 2003, to unitholders of record at the close of business on August 31, 2003. The ex-distribution date will be August 27, 2003. A cash distribution summary since inception of the Fund, together with tax information, is posted on our website at www.superiorplus.ca.

Management's Discussion and Analysis of 2003 Second Quarter Results

The following should be read in conjunction with the Fund's financial statements contained herein, along with Management's Discussion and Analysis and Consolidated Financial Statements contained in the Fund's Annual Report for the year ended December 31, 2002 and the Fund's First Quarter Release and Report to Unitholders for the period ended March 31, 2003.

Certain information included herein is forward looking and based upon assumptions and anticipated results that are subject to uncertainties. Should one or more of these uncertainties materialize or should the underlying assumptions prove incorrect, actual results may vary materially from those expected.

Operating Results - Superior Propane

Condensed operating distributable cash flow results for the Propane Retailing business for the three and six months ended June 30, 2003 and 2002, are provided in the following table:

Condensed Operating Results *(millions of dollars except per litre amounts)*

	Three Months Ended June 30				Six Months Ended June 30			
	2003		2002		2003		2002	
Gross Profit		¢/litre		¢/litre		¢/litre		¢/litre
Propane sales	49.4	15.6	52.0	14.6	136.5	15.9	135.7	15.5
Other services	7.3	2.3	9.4	2.6	16.9	1.9	18.1	2.1
Total Gross Profit	56.7	17.9	61.4	17.2	153.4	17.8	153.8	17.6
Less:								
Cash operating, admin & cash tax costs	(42.4)	(13.3)	(42.5)	(11.9)	(88.7)	(10.3)	(86.0)	(9.9)
Cash generated from operations before changes in net working capital	14.3	4.6	18.9	5.3	64.7	7.5	67.8	7.7
Maintenance capital expenditures	(0.8)	(0.3)	(0.4)	(0.1)	(1.0)	(0.1)	(0.2)	–
Operating Distributable Cash Flow	13.5	4.3	18.5	5.2	63.7	7.4	67.6	7.7
Propane volumes sold *(millions of litres)*	317.7		356.9		859.5		875.7	

Operating distributable cash flow for the Propane Retailing business was $13.5 million for the second quarter, a decrease of $5.0 million (27%) from the prior year's record second quarter. Lower sales volumes due to warmer weather, particularly in Western Canada, and reduced inventory storage gains, were only partially offset by improved propane margins. Second and third quarter fluctuations are not unusual in the propane business, as approximately two thirds of the annual cash flow is generated during the October through March heating season.

Gross profit of $56.7 million was $4.7 million lower than the prior year period. Heating based sales volumes decreased by 12%, accounting for 63% of the overall volume decline as average temperatures were 9% warmer than the prior year, particularly in Western Canada (8% cooler than average second quarter temperatures over the last 5 years). The balance of the sales volume decline in the quarter (14 million litres) was due to the continuing decline in the auto propane market. Average propane sales margins increased by 7% over the prior year period to 15.6 cents per litre due to an improved business mix with the decline in low margin auto propane sales and improved margin management performance, reflecting the decline in wholesale propane costs experienced during the second quarter. Compared to the first quarter of the year, propane sales volumes declined by 41% (2002 – 31%) due to the seasonal decline in space heating demand and the continued decline in the auto propane market. Similarly, average propane sales margins declined by 3% from the first quarter levels (2002 – 9%) due to the seasonal change in business mix. Other sales gross profits were reduced by a $2.4 million reduction in propane inventory storage gains from the prior year due to the decline in wholesale propane prices of 30% from first quarter levels.

Volume and Gross Profit by End Use Market Segment

	Three Months Ended June 30				Six Months Ended June 30			
	2003		2002		2003		2002	
End Use Applications:	**Volume**(1)	**Gross Profit**(2)	**Volume**(1)	**Gross Profit**(2)	**Volume**(1)	**Gross Profit**(2)	**Volume**(1)	**Gross Profit**(2)
Residential	29.8	10.3	35.6	10.9	116.0	39.3	115.1	35.2
Commercial	62.1	13.6	70.1	14.1	198.7	42.9	200.7	40.8
Agricultural	14.6	1.5	15.5	1.6	52.0	6.6	49.5	5.6
Industrial	146.1	16.4	156.3	17.5	373.5	37.6	369.8	40.3
Automotive	65.1	7.6	79.4	7.9	119.3	10.1	140.6	13.8
Other Services	–	7.3	–	9.4	–	16.9	–	18.1
	317.7	56.7	356.9	61.4	859.5	153.4	875.7	153.8
Average Margin(3)	15.6		14.6		15.9		15.5	

Volume and Gross Profit by Region

	Three Months Ended June 30				Six Months Ended June 30			
	2003		2002		2003		2002	
Regions:	Volume(1)	Gross Profit(2)	Volume(1)	Gross Profit(2)	Volume(1)	Gross Profit(2)	Volume(1)	Gross Profit(2)
Atlantic	25.0	6.5	23.9	6.2	65.1	16.9	58.2	14.8
Quebec	57.7	9.5	61.1	11.6	153.4	26.4	146.4	26.6
Ontario	76.4	15.6	84.6	16.8	215.1	46.0	204.4	43.1
Sask/Man	33.3	4.4	40.1	5.6	117.8	14.0	116.5	15.4
AB/NWT/YK	70.7	11.0	84.2	12.1	188.0	29.9	212.8	32.4
BC	54.6	9.7	63.0	9.1	120.1	20.2	137.4	21.5
	317.7	56.7	356.9	61.4	859.5	153.4	875.7	153.8
Average Margin(3)	15.6		14.6		15.9		15.5	

(1) Volume of propane sold (millions of litres) (2) Millions of dollars (3) Average propane sale margin (cents per litre)

Cash operating, administrative and capital tax costs of $42.4 million were consistent with the prior year. Variable operating costs declined due to the 11% decline in sales volumes, offset by higher fuel delivery and truck maintenance costs.

Net maintenance capital expenditures were $0.8 million in the second quarter, an increase of $0.4 million from the prior year period due to the timing of expenditures year over year.

ERCO Worldwide

Condensed operating results for the Pulp Chemicals business for the second quarters and six months ended June 30, 2003 and 2002 are provided for comparison purposes, although the 2002 results are not included in the Fund's consolidated financial statements as the business was acquired on December 19, 2002. The first two quarters of 2002 were unusually strong compared to the other two quarters of 2002, and are stronger than the assumption used in our acquisition analysis. ERCO Worldwide's operating distributable cash flow performance in the second half of 2002 was consistent with 2003 first half levels.

Condensed Operating Results *(millions of dollars except per metric tonne amounts)*

	Three Months Ended June 30				Six Months Ended June 30			
Revenue	**2003**		2002		**2003**		2002	
		$ per MT		$ per MT		$ per MT		$ per MT
Chemical	76.0	577	83.4	616	157.8	583	166.3	618
Technology	7.7	58	8.6	64	14.4	53	16.3	61
Cost of Sales								
Chemical	(40.0)	(304)	(41.7)	(308)	(84.9)	(313)	(83.3)	(310)
Technology	(2.4)	(18)	(2.9)	(21)	(4.9)	(18)	(4.9)	(18)
Gross Profit	41.3	313	47.4	351	82.4	305	94.4	351
Less: Cash operating, admin & cash tax costs	(21.9)	(166)	(23.2)	(172)	(44.4)	(164)	(42.9)	(160)
Cash generated from operations before changes in net working capital	19.4	147	24.2	179	38.0	141	51.5	191
Maintenance capital expenditures	(2.1)	(16)	(3.0)	(22)	(3.1)	(11)	(5.1)	(19)
Operating Distributable Cash Flow	17.3	131	21.2	157	34.9	130	46.4	172
Chemical volumes sold (thousands of metric tonnes)	131.7		135.4		271.0		269.0	

The Pulp Chemicals business contributed operating distributable cash flow of $17.3 million to Superior's second quarter results.

Operating distributable cash flow declined by $3.9 million compared to the prior year period, as the impact of a 3% decline in sales volumes and a 6% decline in average prices due to the strengthening of the Canadian dollar by 9%, were only partially offset by lower manufacturing, operating and maintenance capital costs. Chemical sales volumes were slightly lower than prior year levels as cooler than normal weather in the United States depressed chlor alkali and calcium hypochlorite sales. The impact of the strengthening Canadian dollar was partially mitigated in the quarter, as a foreign exchange hedging program was entered into. Approximately 85%, 66%, 47% and 21% of ERCO's estimated net US dollar cash flows for the remainder of 2003, 2004, 2005 and 2006, respectively, have been hedged. As a consequence, a one cent change in the Canadian dollar relative to the United States dollar is estimated to have a $0.1 million, $0.2 million, $0.4 million and $0.6 million change in ERCO's operating distributable cash flow for the remainder of 2003, 2004, 2005 and 2006, respectively. For further information see Note 7 to the June 30, 2003 consolidated financial statements. Manufacturing and operating costs were lower than planned due to the benefit of the strengthening Canadian dollar on U.S. denominated expenses, and reduced electricity costs. Maintenance capital expenditures are lower than the prior year due to the timing of projects to date.

Compared to first quarter results, operating distributable cash flow was comparable as lower electricity costs and increased sodium chlorate prices offset the impact of the strengthening Canadian dollar and lower sales volumes.

Construction expenditures of $0.6 million on the new sodium chlorite plant in Thunder Bay were incurred during the quarter ($3.0 million year to date) as the plant was completed and commissioned. Commercial startup of the plant occurred in the middle of June and has more than doubled ERCO's existing sodium chlorite capacity. Work also continued on the five-year cell replacement program, which will improve operating efficiency and production at the six plants. The full cost of the program is expected to be approximately $28 million of which $0.9 million was spent in the quarter and $6.3 million has been spent to date. Both the sodium chlorite plant in Thunder Bay and the cell replacement program are considered to be growth capital in nature and are included in "other capital expenditures" on the Consolidated Statement of Cash Flows, as they expand the overall capacity of the business and therefore have been excluded from the distributable cash flow calculation. ERCO is considering various opportunities to expand its sodium chlorate business, including the construction of a new sodium chlorate production facility in Australia to commence production in 2005, to serve the rapidly growing Asian bleached pulp market where ERCO Worldwide has had a presence for several years.

Superior Energy Management ("SEM")

SEM continued to execute its business plan by adding to its residential, commercial and light industrial customer base, generating natural gas sales of 5.0 million gigajoules during the quarter, representing a 35% increase in sales volumes over the first quarter. SEM, which began commercial operations in October 2002, generated distributable cash flow of $1.0 million in the quarter, and has generated $1.6 million year to date. Condensed operating results for the quarter and six months ended June 30, 2003 are provided on the following chart:

Condensed Operating Results *(millions of dollars except per GJ amounts)*

	Three Months Ended June 30, 2003		Six Months Ended June 30, 2003	
		¢ per GJ		¢ per GJ
Gross profit	2.0	40.0	3.4	39.1
Cash operating, admin & selling costs	(1.0)	(20.0)	(1.8)	(20.8)
Operating Distributable Cash Flow	1.0	20.0	1.6	18.3
Gigajoules of natural gas sold (millions)	5.0		8.7	

Corporate

On May 8, 2003, the Fund received Unitholder approval to internalize its management structure at a total cost of $141.3 million, comprised of consideration of 7.0 million trust units and 3.5 million warrants of the Fund and transaction costs of $2.5 million. The cost of the management internalization has been charged to net income. (See Note 3 to consolidated financial statements). The internalization process resulted in the elimination of the management incentive and administrative fees effective January 1, 2003. Senior management have agreed to continue in their current roles as executive officers of Superior and have signed industry standard employment agreements. The employment agreements provide for certain retention arrangements by way of non-interest bearing loans aggregating to $6.5 million. These loans were used by senior management to purchase an aggregate of 325,000 trust units. The loans, which will be repaid through the payment of retention bonuses over the next four years, have been recorded in Unitholders' equity in recognition of the certainty of collection over the next four years. The cost of this transaction has been excluded from distributable cash flow in recognition of the significant improvement which will result in the Fund's annual cost structure. The Board of Trustees of the Fund approved an increase in the monthly distributions to unitholders of 9% from $0.16 per unit to $0.175 per trust unit beginning with the May distribution, consistent with the expected accretion in distributable cash flow resulting from the management internalization.

Interest expense of $4.2 million increased $3.8 million over the prior year period, as revolving term bank credits and term loans were $206.2 million higher than the prior year, as bank debt was incurred to partially fund the ERCO Worldwide acquisition which closed in December, 2002.

The acquisition of ERCO Worldwide and the completion of the management internalization has significantly enhanced Superior's tax profile, resulting in the elimination of cash income taxes during the first six months of the year. Cash income taxes of $7.0 million ($0.14/trust unit) were recorded during the first six months of 2002. For 2003, Superior expects to be fully cash income tax deferred, consistent with prior years. Cash taxes during the first six months were limited to capital taxes of $1.6 million.

Accrued distributions on the Series 1 and Series 2 Convertible Debentures totalled $6.1 million, an increase of $4.3 million over the prior year period. Accrued distributions on the $250 million 8% Convertible Subordinated Debentures due November 1, 2008 (the "Series 2 Debentures") issued in December 2002 to partially fund the ERCO Worldwide acquisition, contributed to a $5.0 million increase in distributions. Offsetting this were lower accrued distributions on the 8% Convertible Subordinated Debentures due July 1, 2007 (the "Series 1 Debentures"), due to the conversion of $1.7 million Series 1 Debentures during the second quarter into 0.1 million trust units ($36.6 million Series 1 Debentures have been converted into 2.3 million trust units since June 30, 2002). During the second quarter, the first conversions occurred on the Series 2 Debentures, as $0.1 million of these debentures converted into 6,500 trust units. These Series 1 and 2 Debenture conversions contributed to a 4% year over year increase in the weighted average number of trust units outstanding. At June 30, 2003, there were $54.7 million Series 1 Debentures and $249.9 million Series 2 Debentures outstanding.

Year to Date Results

Operating distributable cash flow for the six month period ended June 30, 2003, increased by $32.6 million over the comparable 2002 period. Contributions from the acquisition of ERCO Worldwide and the start-up of Superior Energy Management overshadowed a $3.9 million reduction in results from Superior Propane due to higher fuel delivery costs and maintenance capital expenditures. Interest and debenture distributions increased by $15.6 million to $20.5 million over the comparable 2002 period reflecting the issuance of bank debt and convertible debentures to partially finance the acquisition of ERCO Worldwide. Cash income tax expense has been deferred in 2003 ($7.0 million 2002 YTD) due to the significant enhancement of Superior's income tax profile as a result of the ERCO Worldwide and management internalization transactions. For the six month period ended June 30, 2003, distributable cash flow reached $78.6 million, up $24.2 million or 44% over the prior year period. Distributable cash flow per trust unit reached $1.52, up 29% over the comparable 2002 period as the average number of trust units outstanding increased by 12%.

Liquidity and Capital Resources

On May 22, 2003, Standard & Poor's ("S&P") lowered Superior's corporate credit rating to BB+ from BBB- and changed its outlook to stable. Dominion Bond Rating Service confirmed Superior's corporate credit rating at BBB(low) with a stable outlook in January 2003. S&P stated, "The acquisition of the pulp chemicals business has materially changed Superior's business profile and increased leverage. Although the company's operations are now more diversified, the addition of the pulp chemicals business has not decreased the company's overall risk profile." S&P have provided Superior Plus with a preliminary rating indication of BBB- on its proposed secured senior debt. Superior and the Fund remain committed to having an investment grade financial position to facilitate the efficient execution of its business plan.

On June 11, 2003, the Fund successfully completed a public treasury offering of 4.5 million trust units for gross proceeds of approximately $94.1 million ($88.8 million net of issue costs). These proceeds were used to repay a portion of the bank debt incurred with the acquisition of ERCO Worldwide. At the same time and on the same terms, Enterprise Capital and associated entities sold 4.8 million trust units in a Secondary offering. The Fund, did not receive any of the $99.4 million in gross proceeds raised in this secondary offering. Senior Management of Superior did not participate in this secondary offering and continue to hold approximately 2.9 million trust units or a 5% interest in the Fund, not including trust unit options and warrants.

During the quarter, Superior's revolving trade accounts receivable sales program was expanded to include a portion of ERCO's accounts receivable. The $30 million in proceeds received from this expansion were used to repay a portion of the bank debt incurred to partially fund the ERCO acquisition. Superior has re-negotiated certain terms and conditions of its revolving trade accounts receivable sales program, including the credit rating trigger for termination of the program. The changes have had minimal financial and operational impact on the program.

Revolving term bank credits and term loans aggregated $285.5 million at June 30, 2003, an increase of $206.2 million over June 30, 2002 levels. Increased year over year borrowings are principally attributable to the financing of the ERCO Worldwide acquisition. The current portion of revolving term bank credits and term loans at June 30, 2003 was $195.5 million, which Superior expects to refinance in 2003 with term debt. Revolving term bank credits and term loans have declined by $117.5 million since March 31, 2003, due to the repayment of the bank debt from proceeds received from the equity offering, the expansion of the revolving trade accounts receivable sales program, and the seasonal decline in the Propane retailing business's net working capital levels.

Superior's net working capital requirements decreased in the second quarter by $48.3 million. Working capital requirements for the Propane Retailing business peak seasonally in the first quarter and then decline through the second and third quarters before building again in the fourth quarter, consistent with the seasonal demand profile of its heating end use customers. Higher year over year wholesale propane costs have kept net working capital levels above prior year levels. Superior's revolving trade accounts receivable sales program is used to finance a portion of its working capital requirements. Proceeds from the sale of receivables decreased seasonally during the second quarter but was partially offset by the addition of a portion of ERCO's receivables to the program. As at June 30, 2003, proceeds from the sale of receivables amounted to $89.9 million (June 30, 2002 - $50.4 million).

Outlook

Operating distributable cash flow from the Propane Retailing business is expected to be comparable to 2002 levels for the remainder of 2003, as the impact of increased truck fuel costs is expected to be offset by improvements in sales margins.

ERCO Worldwide is expected to continue to be negatively effected by an appreciating Canadian dollar on net U.S. dollar revenues. A foreign exchange management program was established in the second quarter of 2003 to manage the currency exposure. ERCO Worldwide continues to review various growth opportunities for its sodium chlorate business.

The Natural Gas Retailing business is anticipated to continue to grow profitably, generating positive distributable cash flow in 2003.

Superior will focus on maintaining its strong financial position by refinancing the remaining ERCO Worldwide acquisition credit facility with term debt. Interest costs are expected to continue to benefit from the low interest rate environment.

Over the longer term, the Fund plans to continue its disciplined approach to acquire other businesses that have risk profiles appropriate for an income fund structure. Acquisitions must be accretive to unitholder distributions and be financed in a manner that maintains Superior's existing financial strength.

For more information, please visit our website: www.superiorplus.ca or contact:

Mark Schweitzer, Executive Vice-President,
Corporate Development & CFO
Superior Plus Inc.
Phone: (403) 218-2952 / Fax: (403) 218-2973
E-mail: mschweitzer@superiorplus.ca

Theresia Reisch
Investor Relations Manager
Superior Plus Income Fund
Phone: (403) 218-2953 / Fax: (403) 218-2973
E-mail: treisch@superiorplus.ca

If you would like to listen to a recording of the July 30, 2003 investor analyst conference call on the Second Quarter Results, dial 1-877-289-8525 and enter the reservation number 21008064#. The call will be available for review from Wednesday, July 30 after 1:00 p.m. (EST) until midnight Wednesday, August 6, 2003. The conference call is also posted (audio-broadcast) under the Investor Relations section of Superior's website at: www.superiorplus.ca.

SUPERIOR PLUS INCOME FUND

Consolidated Balance Sheets

(millions of dollars)	June 30 2003 (unaudited)	December 31 2002 (audited)
Assets		
Current Assets		
Accounts receivable (Note 4)	**61.4**	112.3
Inventories	**57.1**	57.7
	118.5	170.0
Capital assets, intangible assets and goodwill	**1,164.3**	1,222.7
	1,282.8	1,392.7
Liabilities and Unitholders' Equity		
Current portion of revolving term bank credits and term loans	**195.5**	340.0
Accounts payable and accrued liabilities	**92.1**	116.0
Distributions payable to unitholders and debentureholders	**15.8**	10.2
	303.4	466.2
Revolving term bank credits and term loans	**90.0**	103.4
Future employee benefits	**24.1**	24.4
Future income taxes	**99.2**	142.9
Unitholders' equity (Note 5)	**766.1**	655.8
	1,282.8	1,392.7

Consolidated Statements of (Loss) Earnings and Deficit

(unaudited, in millions of dollars except for Trust Unit amounts)	Three Months Ended June 30		Six Months Ended June 30	
	2003	**2002**	**2003**	**2002**
Revenues	**261.2**	128.4	**634.6**	309.1
Cost of products sold	**161.2**	67.0	**395.4**	155.3
Gross profit	**100.0**	61.4	**239.2**	153.8
Expenses				
Operating and administrative	**66.1**	43.4	**135.1**	87.5
Depreciation and amortization	**18.1**	7.3	**36.8**	14.1
Management internalization costs (Note 3)	**141.0**	–	**141.3**	–
Interest	**4.2**	0.4	**8.3**	1.2
Income taxes of Superior	**(47.9)**	(0.6)	**(37.6)**	7.6
	181.5	50.5	**283.9**	110.4
Net (Loss) Earnings before Distributions to Unitholders	**(81.5)**	10.9	**(44.7)**	43.4
Distributions to unitholders	**(28.2)**	(20.0)	**(63.2)**	(52.5)
	(109.7)	(9.1)	**(107.9)**	(9.1)
Deficit, Beginning of Period	**(234.7)**	(199.1)	**(229.6)**	(195.9)
Adjustment for a retroactive change in accounting policy for trust unit incentive plan compensation	**–**	–	**–**	(1.1)
Distributions to debentureholders (Note 6)	**(6.1)**	(1.8)	**(12.2)**	(3.8)
Accretion of debentures charged to deficit (Note 5)	**(0.6)**	(0.1)	**(1.4)**	(0.2)
Deficit, End of Period	**(351.1)**	(210.1)	**(351.1)**	(210.1)
Net (loss) earnings per trust unit, before distributions to unitholders, net of distributions to debentureholders, basic (Note 5)	**$(1.59)**	$0.20	**$(1.10)**	$0.86
Net (loss) earnings per trust unit, before distributions to unitholders, net of distributions to debentureholders, diluted (Note 5)	**$(1.59)**	$0.20	**$(1.10)**	$0.83

SUPERIOR PLUS INCOME FUND

Consolidated Statements of Cash Flows

(unaudited, in millions of dollars except per Trust Unit amounts)	Three Months Ended June 30		Six Months Ended June 30	
	2003	2002	2003	2002
Operating Activities				
(Loss) earnings before distributions to unitholders	**(81.5)**	10.9	**(44.7)**	43.4
Items not affecting cash:				
Depreciation and amortization	**18.1**	7.3	**36.8**	14.1
Trust unit incentive plan compensation expense	**1.0**	0.3	**0.7**	0.3
Future income tax (recoveries) expense	**(48.7)**	0.6	**(39.2)**	0.6
Cash (used in)/generated from operations before changes in working capital	**(111.1)**	19.1	**(46.4)**	58.4
Decrease in non-cash operating working capital items	**48.3**	6.7	**39.4**	34.0
	(62.8)	25.8	**(7.0)**	92.4
Investing Activities				
Maintenance capital expenditures, net	**(2.9)**	(0.4)	**(4.1)**	(0.2)
Other capital (expenditures), proceeds, net	**(0.5)**	1.6	**(4.7)**	3.0
	(3.4)	1.2	**(8.8)**	2.8
Financing Activities				
Issue of trust units and warrants in consideration of management internalization (Note 3)	**138.8**	–	**138.8**	–
Issue of trust units (Note 5)	**89.3**	–	**89.3**	–
Repayment of bridge financing facility (Note 5)	**(89.3)**	–	**(89.3)**	–
Net (remittances) proceeds from sale of accounts receivable (Note 4)	**(10.1)**	(24.2)	**21.0**	(17.2)
Revolving term bank credits and term loans	**(28.2)**	19.0	**(68.6)**	(21.7)
Distributions to debentureholders	**(6.1)**	(1.8)	**(12.2)**	(3.8)
Distributions to unitholders	**(28.2)**	(20.0)	**(63.2)**	(52.5)
	66.2	(27.0)	**15.8**	(95.2)
Change in Cash	–	–	–	–
Cash at Beginning and End of Period	–	–	–	–

Notes to Consolidated Financial Statements

1. **Distributable Cash Flows**

(millions of dollars, except per trust unit amounts)				
Cash (used in)/generated from operations before changes in working capital	**(111.1)**	19.1	**(46.4)**	58.4
Management internalization costs (Note 3)	**141.3**	–	**141.3**	–
Maintenance capital expenditures, net	**(2.9)**	(0.4)	**(4.1)**	(0.2)
Distributions to debentureholders	**(6.1)**	(1.8)	**(12.2)**	(3.8)
Distributable Cash Flow	**21.2**	16.9	**78.6**	54.4
Distributable cash flow per trust unit, basic (Note 5)	**$0.38**	$0.36	**$1.52**	$1.18
Distributable cash flow per trust unit, diluted (Note 5)	**$0.38**	$0.36	**$1.32**	$1.12

Distributable cash flow paid to holders of trust units ("Unitholders") of the Superior Plus Income Fund (the "Fund") is equal to the cash flow of Superior Plus Inc. ("Superior"), after provision for maintenance capital expenditures, distributions to holders of debentures ("Debentureholders") of the Fund and other reserves as may be considered necessary, less expenses of the Fund. Readers are cautioned that distributable cash flow is not a defined performance measure under GAAP. The Fund's calculation of distributable cash flow may differ from similar calculations used by comparable entities. Cash is received monthly by the Fund from Superior in the form of interest income earned on the $952.8 million unsecured subordinated notes, due October 1, 2026 (the "Shareholder Notes") and dividends or returns of capital received on the Class A and B Common Share investment ("Common Shares") in Superior. Any remaining distributable cash flow in respect of the fiscal year is distributed in April of the subsequent year as part of the March distribution. Distributions to Debentureholders are accounted for on an accrual basis.

2. Accounting Policies – Interim Financial Statements

(a) Basis of Presentation

The accompanying Consolidated Financial Statements have been prepared according to Canadian generally accepted accounting principles applied on a consistent basis and include the accounts of the Fund, its wholly owned subsidiary, Superior and Superior's subsidiaries. Certain information and disclosures normally required to be included in annual financial statement notes have been condensed and amended. These financial statements and notes thereto should be read in conjunction with the Fund's financial statements contained in its Annual Report for the year ended December 31, 2002. All significant transactions and balances (including the Shareholder Notes) between the Fund, Superior and Superior's subsidiaries have been eliminated on consolidation.

In the opinion of the Administrator of the Fund, the accompanying unaudited consolidated financial statements include all adjustments (of a normal recurring nature) necessary to present fairly the consolidated financial position of the Fund as of June 30, 2003 and the consolidated results of its operations for the three and six month periods ended June 30, 2003 and 2002.

(b) Business Segments

Superior operates three distinct business segments; the delivery of propane and propane related services and accessories under the Superior Propane trade name (the "Propane Retailing Business" or "Superior Propane"); the manufacture and sale of chemicals and related products and services used primarily in the production of bleached pulp operating under the ERCO Worldwide trade name (the "Pulp Chemicals Business" or "ERCO Worldwide"); and the sale of natural gas under fixed price contracts operating under the Superior Energy Management trade name (the "Natural Gas Retailing Business", or "SEM"). Revenues for all divisions are recognized at the time of delivery, or when related services are performed, with the exception of ERCO Worldwide revenues associated with the construction of chlorine dioxide generators, which are recognized using the percentage of completion method based on cost incurred completed compared to total estimated cost. For segmented information, see Note 8.

Approximately 50% of Superior Propane's sales volumes are heating related and 50% are related to economic activities. Propane sales typically peak in the first quarter when approximately one-third of annual propane sales volumes and gross profits are generated due to the demand from heating end use customers. They then decline through the second and third quarters rising seasonally again in the fourth quarter with heating demand. Similarly, net working capital levels are typically at seasonally high levels at the end of the first quarter, and normally decline to seasonally low levels in the second and third quarters. Net working capital levels are also significantly influenced by wholesale propane prices. Operating cash flow and the net working capital levels of ERCO Worldwide and SEM do not have significant seasonal fluctuations.

3. Management Internalization Transaction

On May 8, 2003 Superior completed the internalization of its management and administration agreements at an aggregate cost of $141.3 million, which has been charged to net income. The internalization process has resulted in the elimination of the management incentive and administration fees effective January 1, 2003. The funds paid to the Manager and Administrator to terminate the contracts were immediately re-invested into the trust units and warrants. The following table summarizes the financing of the transaction:

Trust Units Issued (7.0 million @ $19.65/unit)	$ 137.5
Warrants Issued (3.5 million @ $0.36/unit)	1.3
Cash Transaction Costs	2.5
Total Management Internalization Cost	$ 141.3

Of the 7.0 million trust units issued, 0.9 million trust units received by executive officers of Superior are held in escrow, and will be released over a period of 4 years. The 3.5 million warrants, exercisable to purchase trust units for five years at a price of $20.00 per trust unit, were valued using an option pricing model. Future taxes payable have been reduced by $43.0 million as a result of the internalization transaction. Internalization transaction costs are not included in the calculation of distributable cash flow (see Note 1) to reflect the growth capital nature of the transaction.

In addition, non-interest-bearing loans aggregating $6.5 million were advanced to the executive officers and were used by the executive officers to fund the purchase of 0.325 million trust units at $20 per trust unit. The loans are to be repaid over a four-year period in the form of annual retention bonuses. The loans receivable have not been recorded as an asset by Superior, but have been deducted directly from equity.

4. Accounts Receivable

On June 29, 2001 Superior entered into an agreement to sell, with limited recourse, certain trade accounts receivable on a revolving basis to an entity sponsored by a Canadian chartered bank, and has accounted for the sale in accordance with the CICA guidelines relating to transfers of receivables. The accounts receivable are sold at a discount to face value based on prevailing money market rates. Superior has retained the servicing responsibility for the accounts receivable sold and has therefore recognized a servicing liability. The level of accounts receivable sold fluctuates seasonally with the level of accounts receivable. As at June 30, 2003, net proceeds of $89.9 million (December 31, 2002 - $68.9 million) had been received. The fair value of the retained interest arising from the sale was estimated by discounting expected cash flows at prevailing money market rates.

5. Unitholders' Equity

Authorized

The Fund may issue an unlimited number of trust units. Each trust unit represents an equal undivided beneficial interest in any distributions from the Fund and in the net assets in the event of termination or wind-up of the Fund. All trust units are of the same class with equal rights and privileges.

(millions)	Issued Number of Trust Units	Equity
Unitholders' equity, December 31, 2002	**47.8**	**$655.8**
Trust units issued as a result of management internalization transaction and retention arrangements (Note 3)	**7.3**	138.8
Public offering of trust units, June 11, 2003	**4.5**	89.3
Accretion of Debentures of $1.4 million, net of corresponding charge to deficit	**-**	-
Conversion of debentures, and exercise of trust unit options (Series 1 – $15.0 million converted @ $16 per unit, Series 2 - $0.1 million converted @ $20 per unit)	**1.0**	-
Trust unit incentive plan compensation recovery		0.7
Currency Translation Adjustment		1.6
Loss before distributions to Unitholders		(44.7)
Distributions to Debentureholders		(12.2)
Distributions to Unitholders		(63.2)
Unitholders' equity, June 30, 2003	**60.6**	**$766.1**

On June 11, 2003, the Fund issued 4.5 million trust units at $20.90 per trust unit for gross proceeds to the Fund of approximately $94.1 million ($89.3 million net of underwriting fees). The net proceeds of the offering were used to repay a portion of the debt incurred in connection with the acquisition of ERCO Worldwide in December of 2002.

Distributable cash flow and net (loss) earnings per trust unit, before distributions to Unitholders, have been calculated using the weighted average number of trust units outstanding during the period (55.2 million in second quarter of

2003, 51.9 million year to date; 47.1million in second quarter 2002, 46.2 million in 2002 year to date). The number of trust units used in the calculation of diluted distributable cash flow and net (loss) earnings per trust unit before distributions to Unitholders, have been calculated using 73.6 million in the second quarter of 2003, (69.4 million year to date; 52.3 million in second quarter 2002, 52.3 million in 2002 year to date), and reflect the assumed conversion of all outstanding Series 1 and Series 2 Debentures, trust unit warrants and options.

6. Convertible Debentures

On December 17, 2002, the Fund issued $250 million, 8% Debentures maturing on November 1, 2008 (the "Series 2 Debentures") for net proceeds after issue costs of $239.5 million. On January 31, 2001 the Fund issued $100 million, 8% Debentures maturing on July 31, 2007 (the "Series 1 Debentures") for net proceeds after issue costs of $96.7 million.

The Debentures may be converted into trust units at the option of the holder at any time prior to maturity and may be redeemed by the Fund in certain circumstances. The Fund may elect to pay interest and principal upon maturity or redemption by issuing trust units to a trustee in the case of interest payments, and to the Debentureholders in the case of payment of principal. The number of any trust units issued will be determined based on market prices for the trust units at the time of issuance.

The Debentures and related interest obligation have been classified within unitholders' equity on the consolidated balance sheet because the Fund may elect to satisfy the Debenture interest and principal obligations by the issuance of trust units). The carrying value of the Series 1 Debentures as at June 30, 2003 is $53.0 million (December 2002 - $68.7 million), comprised of distribution payment obligation, holder's option, and principal amount components of $17.3 million, $0.5 million and $35.2 million (December 2002 - $22.0 million, $0.6 million and $46.1 million), respectively. The carrying value of the Series 2 Debentures as at June 30, 2003 is $240.7 million (December 2002 - $240.0 million), comprised of distribution payment obligation, holder's option, and principal amount components of $89.2 million, $1.0 million and $150.5 million (December 2002 - $95.0 million, $1.0 million and $144.0 million), respectively. Debenture payments are charged directly to the deficit. In the first two quarters of 2003, a total of $15.0 million of Series 1 Debentures were converted to 1.0 million trust units. At June 30, 2003, $54.7 million principal amount of the Series 1 Debentures and $249.9 million of the Series 2 Debentures remain outstanding.

7. Commitments

Superior has entered into long term forward contracts to sell US dollars in order to hedge its net $US revenues. The forward contract commitments for the next four years are as follows:

(millions)	$ US	Average Conversion Rate
2003	$25.0	1.3962
2004	$38.3	1.4150
2005	$24.0	1.4312
2006	$ 9.0	1.4553

8. Business Segments

Superior operates three distinct business segments; the Propane Retailing Business, which provides propane delivery and related services and accessories; the Pulp Chemicals Business, which manufactures and sells chemicals and related products and services used primarily in the production of bleached pulp; and the Natural Gas Retailing Business, which sells natural gas under fixed price term contracts. Distributable cash flow is the main performance measure used by management to evaluate segment performance. (See Note 1.)

In the accompanying table, all revenues and expenses were to unaffiliated parties. There are no prior period comparatives, since the fourth quarter of 2002 was the first period in which Superior had more than one reportable segment. There were no inter-segment revenues or expenses.

For the three months ended June 30, 2003	Propane Retailing	Pulp Chemicals	Natural Gas Retailing	Corporate	Total Consolidated
Revenues	$ 139.2	$ 83.7	$ 38.3	$ -	$ 261.2
Cost of products sold	82.5	42.4	36.3	-	161.2
Gross profit	56.7	41.3	2.0	-	100.0
Expenses					
Operating & administrative	42.1	21.4	1.0	1.6	66.1
Depreciation & amortization	5.5	12.6	-	-	18.1
Management internalization (Note 3)	-	-	-	141.0	141.0
Interest	-	-	-	4.2	4.2
Income taxes of Superior	12.9	3.0	0.4	(64.2)	(47.9)
	60.5	37.0	1.4	82.6	181.5
Net earnings (loss) before distributions to Unitholders	(3.8)	4.3	0.6	(82.6)	(81.5)
Add: Depreciation & amortization	5.5	12.6	-	-	18.1
Management internalization (Note 3)	-	-	-	141.3	141.3
Less: Maintenance capital expenditures, net	(0.8)	(2.1)	-	-	(2.9)
Trust unit incentive plan recovery	-	-	-	1.0	1.0
Future income tax expense	12.6	2.5	0.4	(64.2)	(48.7)
Distributions to Debentureholders	-	-	-	(6.1)	(6.1)
Distributable cash flow	$ 13.5	$ 17.3	$ 1.0	$ (10.6)	$ 21.2

For the six months ended June 30, 2003	Propane Retailing	Pulp Chemicals	Natural Gas Retailing	Corporate	Total Consolidated
Revenues	$ 397.8	$ 172.2	$ 64.6	$ -	$ 634.6
Cost of products sold	244.4	89.8	61.2	-	395.4
Gross profit	153.4	82.4	3.4	-	239.2
Expenses					
Operating & administrative	88.1	43.4	1.8	1.8	135.1
Depreciation & amortization	11.9	24.9	-	-	36.8
Management internalization (Note 3)	-	-	-	141.3	141.3
Interest	-	-	-	8.3	8.3
Income taxes of Superior	20.1	5.9	0.6	(64.2)	(37.6)
	120.1	74.2	2.4	87.2	283.9
Net earnings (loss) before distributions to Unitholders	33.3	8.2	1.0	(87.2)	(44.7)
Add: Depreciation & amortization.	11.9	24.9	-	-	36.8
Management internalization (Note 3)	-	-	-	141.3	141.3
Less: Maintenance capital expenditures, net	(1.0)	(3.1)	-	-	(4.1)
Trust unit incentive plan recovery	-	-	-	0.7	0.7
Future income tax expense	19.5	4.9	0.6	(64.2)	(39.2)
Distributions to Debentureholders	-	-	-	(12.2)	(12.2)
Distributable cash flow	$ 63.7	$ 34.9	$ 1.6	$ (21.6)	$ 78.6

Geographic Information	Canada	United States	Other	Total Consolidated
Revenues for the three months ended June 30, 2003	$ 216.7	$ 42.1	$ 2.4	$ 261.2
Revenues for the six months ended June 30, 2003	$ 544.1	$ 82.7	$ 7.8	$ 634.6
Capital assets, intangible assets and goodwill as of June 30, 2003	$ 1,010.1	$ 154.2	$ -	$ 1,164.3
Total assets as of June 30, 2003	$ 1,117.8	$ 165.0	$ -	$ 1,282.8
Capital assets, intangible assets and goodwill as of December 31, 2002	$ 1,052.1	$ 170.6	$ -	$ 1,222.7
Total assets as of December 31, 2002	$ 1,238.2	$ 154.5	$ -	$ 1,392.7

END

Superior Plus
Income Fund

Theresia R. Reisch
Investor Relations Manager &
Secretary to the Fund
Direct Telephone: (403) 218-2953
Direct Facsimile: (403) 218-2973
E-mail: treisch@superiorplus.ca

August 1, 2003

To: All Canadian Securities Commissions
The Toronto Stock Exchange

Gentlemen:

Re: Special Meeting of Superior Plus Income Fund

With respect to the upcoming Special Meeting of Unitholders of Superior Plus Income Fund, we advise as follows:

Meeting Type:	**Special**
Meeting Date:	**October 7, 2003**
Record Date:	**August 27, 2003**
Material Mail Date:	**September 2, 2003**
Meeting Location:	**Calgary, Alberta**
Applicable Securities:	**Trust Units**
CUSIP Number:	**867946-10-5**

Yours truly,
Superior Plus Income Fund

Signed: *"Theresia R. Reisch"*

Theresia R. Reisch
Secretary to the Fund

h:\spif\Special2003\Notice.doc

Superior Plus Income Fund
July 30, 2003

Management's Discussion and Analysis of 2003 Second Quarter Results

The following should be read in conjunction with the Fund's financial statements contained herein, along with Management's Discussion and Analysis and Consolidated Financial Statements contained in the Fund's Annual Report for the year ended December 31, 2002 and the Fund's First Quarter Release and Report to Unitholders for the period ended March 31, 2003.

Certain information included herein is forward looking and based upon assumptions and anticipated results that are subject to uncertainties. Should one or more of these uncertainties materialize or should the underlying assumptions prove incorrect, actual results may vary materially from those expected.

Operating Results - Superior Propane

Condensed operating distributable cash flow results for the Propane Retailing business for the three and six months ended June 30, 2003 and 2002, are provided in the following table:

Condensed Operating Results *(millions of dollars except per litre amounts)*

	Three Months Ended June 30				Six Months Ended June 30			
	2003		2002		2003		2002	
Gross Profit		¢/litre		¢/litre		¢/litre		¢/litre
Propane sales	49.4	15.6	52.0	14.6	136.5	15.9	135.7	15.5
Other services	7.3	2.3	9.4	2.6	16.9	1.9	18.1	2.1
Total Gross Profit	56.7	17.9	61.4	17.2	153.4	17.8	153.8	17.6
Less:								
Cash operating, admin & cash tax costs	(42.4)	(13.3)	(42.5)	(11.9)	(88.7)	(10.3)	(86.0)	(9.9)
Cash generated from operations before changes in net working capital	14.3	4.6	18.9	5.3	64.7	7.5	67.8	7.7
Maintenance capital expenditures	(0.8)	(0.3)	(0.4)	(0.1)	(1.0)	(0.1)	(0.2)	–
Operating Distributable Cash Flow	13.5	4.3	18.5	5.2	63.7	7.4	67.6	7.7
Propane volumes sold *(millions of litres)*	317.7		356.9		859.5		875.7	

Operating distributable cash flow for the Propane Retailing business was $13.5 million for the second quarter, a decrease of $5.0 million (27%) from the prior year's record second quarter. Lower sales volumes due to warmer weather, particularly in Western Canada, and reduced inventory storage gains, were only partially offset by improved propane margins. Second and third quarter fluctuations are not unusual in the propane business, as approximately two thirds of the annual cash flow is generated during the October through March heating season.

Gross profit of $56.7 million was $4.7 million lower than the prior year period. Heating based sales volumes decreased by 12%, accounting for 63% of the overall volume decline as average temperatures were 9% warmer than the prior year, particularly in Western Canada (8% cooler than average second quarter temperatures over the last 5 years). The balance of the sales volume decline in the quarter (14 million litres) was due to the continuing decline in the auto propane market. Average propane sales margins increased by 7% over the prior year period to 15.6 cents per litre due to an improved business mix with the decline in low margin auto propane sales and improved margin management performance, reflecting the decline in wholesale propane costs experienced during the second quarter. Compared to the first quarter of the year, propane sales volumes declined by 41% (2002 – 31%) due to the seasonal decline in space heating demand and the continued decline in the auto propane market. Similarly, average propane sales margins declined by 3% from the first quarter

levels (2002 – 9%) due to the seasonal change in business mix. Other sales gross profits were reduced by a $2.4 million reduction in propane inventory storage gains from the prior year due to the decline in wholesale propane prices of 30% from first quarter levels.

Volume and Gross Profit by End Use Market Segment

	Three Months Ended June 30				Six Months Ended June 30			
	2003		2002		2003		2002	
End Use Applications:	**Volume(1)**	**Gross Profit(2)**	**Volume(1)**	**Gross Profit(2)**	**Volume(1)**	**Gross Profit(2)**	**Volume(1)**	**Gross Profit(2)**
Residential	29.8	10.3	35.6	10.9	116.0	39.3	115.1	35.2
Commercial	62.1	13.6	70.1	14.1	198.7	42.9	200.7	40.8
Agricultural	14.6	1.5	15.5	1.6	52.0	6.6	49.5	5.6
Industrial	146.1	16.4	156.3	17.5	373.5	37.6	369.8	40.3
Automotive	65.1	7.6	79.4	7.9	119.3	10.1	140.6	13.8
Other Services	–	7.3	–	9.4	–	16.9	–	18.1
	317.7	56.7	356.9	61.4	859.5	153.4	875.7	153.8
Average Margin(3)	15.6		14.6		15.9		15.5	

Volume and Gross Profit by Region

	Three Months Ended June 30				Six Months Ended June 30			
	2003		2002		2003		2002	
Regions:	**Volume(1)**	**Gross Profit(2)**	**Volume(1)**	**Gross Profit(2)**	**Volume(1)**	**Gross Profit(2)**	**Volume(1)**	**Gross Profit(2)**
Atlantic	25.0	6.5	23.9	6.2	65.1	16.9	58.2	14.8
Quebec	57.7	9.5	61.1	11.6	153.4	26.4	146.4	26.6
Ontario	76.4	15.6	84.6	16.8	215.1	46.0	204.4	43.1
Sask/Man	33.3	4.4	40.1	5.6	117.8	14.0	116.5	15.4
AB/NWT/YK	70.7	11.0	84.2	12.1	188.0	29.9	212.8	32.4
BC	54.6	9.7	63.0	9.1	120.1	20.2	137.4	21.5
	317.7	56.7	356.9	61.4	859.5	153.4	875.7	153.8
Average Margin(3)	15.6		14.6		15.9		15.5	

(1) Volume of propane sold (millions of litres) (2) Millions of dollars (3) Average propane sale margin (cents per litre)

Cash operating, administrative and capital tax costs of $42.4 million were consistent with the prior year. Variable operating costs declined due to the 11% decline in sales volumes, offset by higher fuel delivery and truck maintenance costs.

Net maintenance capital expenditures were $0.8 million in the second quarter, an increase of $0.4 million from the prior year period due to the timing of expenditures year over year.

ERCO Worldwide

Condensed operating results for the Pulp Chemicals business for the second quarters and six months ended June 30, 2003 and 2002 are provided for comparison purposes, although the 2002 results are not included in the Fund's consolidated financial statements as the business was acquired on December 19, 2002. The first two quarters of 2002 were unusually strong compared to the other two quarters of 2002, and are stronger than the assumption used in our acquisition analysis. ERCO Worldwide's operating distributable cash flow performance in the second half of 2002 was consistent with 2003 first half levels.

Condensed Operating Results *(millions of dollars except per metric tonne amounts)*

Revenue	Three Months Ended June 30 2003		2002		Six Months Ended June 30 2003		2002	
		$ per MT		$ per MT		$ per MT		$ per MT
Chemical	76.0	577	83.4	616	157.8	583	166.3	618
Technology	7.7	58	8.6	64	14.4	53	16.3	61
Cost of Sales								
Chemical	(40.0)	(304)	(41.7)	(308)	(84.9)	(313)	(83.3)	(310)
Technology	(2.4)	(18)	(2.9)	(21)	(4.9)	(18)	(4.9)	(18)
Gross Profit	41.3	313	47.4	351	82.4	305	94.4	351
Less: Cash operating, admin & cash tax costs	(21.9)	(166)	(23.2)	(172)	(44.4)	(164)	(42.9)	(160)
Cash generated from operations before changes in net working capital	19.4	147	24.2	179	38.0	141	51.5	191
Maintenance capital expenditures	(2.1)	(16)	(3.0)	(22)	(3.1)	(11)	(5.1)	(19)
Operating Distributable Cash Flow	17.3	131	21.2	157	34.9	130	46.4	172
Chemical volumes sold (thousands of metric tonnes)	131.7		135.4		271.0		269.0	

The Pulp Chemicals business contributed operating distributable cash flow of $17.3 million to Superior's second quarter results.

Operating distributable cash flow declined by $3.9 million compared to the prior year period, as the impact of a 3% decline in sales volumes and a 6% decline in average prices due to the strengthening of the Canadian dollar by 9%, were only partially offset by lower manufacturing, operating and maintenance capital costs. Chemical sales volumes were slightly lower than prior year levels as cooler than normal weather in the United States depressed chlor alkali and calcium hypochlorite sales. The impact of the strengthening Canadian dollar was partially mitigated in the quarter, as a foreign exchange hedging program was entered into. Approximately 85%, 66%, 47% and 21% of ERCO's estimated net US dollar cash flows for the remainder of 2003, 2004, 2005 and 2006, respectively, have been hedged. As a consequence, a one cent change in the Canadian dollar relative to the United States dollar is estimated to have a $0.1 million, $0.2 million, $0.4 million and $0.6 million change in ERCO's operating distributable cash flow for the remainder of 2003, 2004, 2005 and 2006, respectively. For further information see Note 7 to the June 30, 2003 consolidated financial statements. Manufacturing and operating costs were lower than planned due to the benefit of the strengthening Canadian dollar on U.S. denominated expenses, and reduced electricity costs. Maintenance capital expenditures are lower than the prior year due to the timing of projects to date.

Compared to first quarter results, operating distributable cash flow was comparable as lower electricity costs and increased sodium chlorate prices offset the impact of the strengthening Canadian dollar and lower sales volumes.

Construction expenditures of $0.6 million on the new sodium chlorite plant in Thunder Bay were incurred during the quarter ($3.0 million year to date) as the plant was completed and commissioned. Commercial startup of the plant occurred in the middle of June and has more than doubled ERCO's existing sodium chlorite capacity. Work also continued on the five-year cell replacement program, which will improve operating efficiency and production at the six plants. The full cost of the program is expected to be approximately $28 million of which $0.9 million was spent in the quarter and $6.3 million has been spent to date. Both the sodium chlorite plant in Thunder Bay and the cell replacement program are considered to be growth capital in nature and are included in "other capital expenditures" on the Consolidated Statement of Cash Flows, as they expand the overall capacity of the business and therefore have been excluded from the distributable cash flow calculation. ERCO is

considering various opportunities to expand its sodium chlorate business, including the construction of a new sodium chlorate production facility in Australia to commence production in 2005, to serve the rapidly growing Asian bleached pulp market where ERCO Worldwide has had a presence for several years.

Superior Energy Management ("SEM")

SEM continued to execute its business plan by adding to its residential, commercial and light industrial customer base, generating natural gas sales of 5.0 million gigajoules during the quarter, representing a 35% increase in sales volumes over the first quarter. SEM, which began commercial operations in October 2002, generated distributable cash flow of $1.0 million in the quarter, and has generated $1.6 million year to date. Condensed operating results for the quarter and six months ended June 30, 2003 are provided on the following chart:

Condensed Operating Results *(millions of dollars except per GJ amounts)*

	Three Months Ended June 30, 2003		Six Months Ended June 30, 2003	
		¢ per GJ		¢ per GJ
Gross profit	2.0	40.0	3.4	39.1
Cash operating, admin & selling costs	(1.0)	(20.0)	(1.8)	(20.8)
Operating Distributable Cash Flow	1.0	20.0	1.6	18.3
Gigajoules of natural gas sold (millions)	5.0		8.7	

Corporate

On May 8, 2003, the Fund received Unitholder approval to internalize its management structure at a total cost of $141.3 million, comprised of consideration of 7.0 million trust units and 3.5 million warrants of the Fund and transaction costs of $2.5 million. The cost of the management internalization has been charged to net income. (See Note 3 to consolidated financial statements). The internalization process resulted in the elimination of the management incentive and administrative fees effective January 1, 2003. Senior management have agreed to continue in their current roles as executive officers of Superior and have signed industry standard employment agreements. The employment agreements provide for certain retention arrangements by way of non-interest bearing loans aggregating to $6.5 million. These loans were used by senior management to purchase an aggregate of 325,000 trust units. The loans, which will be repaid through the payment of retention bonuses over the next four years, have been recorded in Unitholders' equity in recognition of the certainty of collection over the next four years. The cost of this transaction has been excluded from distributable cash flow in recognition of the significant improvement which will result in the Fund's annual cost structure. The Board of Trustees of the Fund approved an increase in the monthly distributions to unitholders of 9% from $0.16 per unit to $0.175 per trust unit beginning with the May distribution, consistent with the expected accretion in distributable cash flow resulting from the management internalization.

Interest expense of $4.2 million increased $3.8 million over the prior year period, as revolving term bank credits and term loans were $206.2 million higher than the prior year, as bank debt was incurred to partially fund the ERCO Worldwide acquisition which closed in December, 2002.

The acquisition of ERCO Worldwide and the completion of the management internalization has significantly enhanced Superior's tax profile, resulting in the elimination of cash income taxes during the first six months of the year. Cash income taxes of $7.0 million ($0.14/trust unit) were recorded during the first six months of 2002. For 2003, Superior expects to be fully cash income tax deferred, consistent with prior years. Cash taxes during the first six months were limited to capital taxes of $1.6 million.

Accrued distributions on the Series 1 and Series 2 Convertible Debentures totalled $6.1 million, an increase of $4.3 million over the prior year period. Accrued distributions on the $250 million 8% Convertible Subordinated Debentures due November 1, 2008 (the "Series 2 Debentures") issued in December 2002 to partially fund the ERCO Worldwide acquisition, contributed to a $5.0 million increase in distributions. Offsetting this were lower accrued distributions on the 8% Convertible Subordinated Debentures due July 1, 2007 (the "Series 1 Debentures"), due to the conversion of $1.7 million Series 1 Debentures during the second quarter into 0.1 million trust units ($36.6 million Series 1 Debentures have been converted into 2.3 million trust units since June 30, 2002). During the second quarter, the first conversions occurred on the Series 2 Debentures, as $0.1 million of these debentures converted into 6,500 trust units. These Series 1 and 2 Debenture conversions contributed to a 4% year over year increase in the weighted average number of trust units outstanding. At June 30, 2003, there were $54.7 million Series 1 Debentures and $249.9 million Series 2 Debentures outstanding.

Year to Date Results

Operating distributable cash flow for the six month period ended June 30, 2003, increased by $32.6 million over the comparable 2002 period. Contributions from the acquisition of ERCO Worldwide and the start-up of Superior Energy Management overshadowed a $3.9 million reduction in results from Superior Propane due to higher fuel delivery costs and maintenance capital expenditures. Interest and debenture distributions increased by $15.6 million to $20.5 million over the comparable 2002 period reflecting the issuance of bank debt and convertible debentures to partially finance the acquisition of ERCO Worldwide. Cash income tax expense has been deferred in 2003 ($7.0 million 2002 YTD) due to the significant enhancement of Superior's income tax profile as a result of the ERCO Worldwide and management internalization transactions. For the six month period ended June 30, 2003, distributable cash flow reached $78.6 million, up $24.2 million or 44% over the prior year period. Distributable cash flow per trust unit reached $1.52, up 29% over the comparable 2002 period as the average number of trust units outstanding increased by 12%.

Liquidity and Capital Resources

On May 22, 2003, Standard & Poor's ("S&P") lowered Superior's corporate credit rating to BB+ from BBB- and changed its outlook to stable. Dominion Bond Rating Service confirmed Superior's corporate credit rating at BBB(low) with a stable outlook in January 2003. S&P stated, "The acquisition of the pulp chemicals business has materially changed Superior's business profile and increased leverage. Although the company's operations are now more diversified, the addition of the pulp chemicals business has not decreased the company's overall risk profile." S&P have provided Superior Plus with a preliminary rating indication of BBB- on its proposed secured senior debt. Superior and the Fund remain committed to having an investment grade financial position to facilitate the efficient execution of its business plan.

On June 11, 2003, the Fund successfully completed a public treasury offering of 4.5 million trust units for gross proceeds of approximately $94.1 million ($88.8 million net of issue costs). These proceeds were used to repay a portion of the bank debt incurred with the acquisition of ERCO Worldwide. At the same time and on the same terms, Enterprise Capital and associated entities sold 4.8 million trust units in a Secondary offering. The Fund, did not receive any of the $99.4 million in gross proceeds raised in this secondary offering. Senior Management of Superior did not participate in this secondary offering and continue to hold approximately 2.9 million trust units or a 5% interest in the Fund, not including trust unit options and warrants.

During the quarter, Superior's revolving trade accounts receivable sales program was expanded to include a portion of ERCO's accounts receivable. The $30 million in proceeds received from this expansion were used to repay a portion of the bank debt incurred to partially fund the ERCO acquisition. Superior has re-negotiated certain terms and conditions of its revolving trade accounts receivable sales program, including the credit rating trigger for termination of the program. The changes have had minimal financial and operational impact on the program.

Revolving term bank credits and term loans aggregated $285.5 million at June 30, 2003, an increase of $206.2 million over June 30, 2002 levels. Increased year over year borrowings are principally attributable to the financing of the ERCO Worldwide acquisition. The current portion of revolving term bank credits and term loans at June 30, 2003 was $195.5 million, which Superior expects to refinance in 2003 with term debt. Revolving term bank credits and term loans have declined by $117.5 million since March 31, 2003, due to the repayment of the bank debt from proceeds received from the equity offering, the expansion of the revolving trade accounts receivable sales program, and the seasonal decline in the Propane retailing business's net working capital levels.

Superior's net working capital requirements decreased in the second quarter by $48.3 million. Working capital requirements for the Propane Retailing business peak seasonally in the first quarter and then decline through the second and third quarters before building again in the fourth quarter, consistent with the seasonal demand profile of its heating end use customers. Higher year over year wholesale propane costs have kept net working capital levels above prior year levels. Superior's revolving trade accounts receivable sales program is used to finance a portion of its working capital requirements. Proceeds from the sale of receivables decreased seasonally during the second quarter but was partially offset by the addition of a portion of ERCO's receivables to the program. As at June 30, 2003, proceeds from the sale of receivables amounted to $89.9 million (June 30, 2002 - $50.4 million).

Outlook

Operating distributable cash flow from the Propane Retailing business is expected to be comparable to 2002 levels for the remainder of 2003, as the impact of increased truck fuel costs is expected to be offset by improvements in sales margins.

ERCO Worldwide is expected to continue to be negatively effected by an appreciating Canadian dollar on net U.S. dollar revenues. A foreign exchange management program was established in the second quarter of 2003 to manage the currency exposure. ERCO Worldwide continues to review various growth opportunities for its sodium chlorate business.

The Natural Gas Retailing business is anticipated to continue to grow profitably, generating positive distributable cash flow in 2003.

Superior will focus on maintaining its strong financial position by refinancing the remaining ERCO Worldwide acquisition credit facility with term debt. Interest costs are expected to continue to benefit from the low interest rate environment.

Over the longer term, the Fund plans to continue its disciplined approach to acquire other businesses that have risk profiles appropriate for an income fund structure. Acquisitions must be accretive to unitholder distributions and be financed in a manner that maintains Superior's existing financial strength.

Superior Plus Income Fund

2 Second Quarter Release and August 2003 Cash Distribution Notice

NEWS RELEASE - TSX: SPF.UN *July 30, 2003*

Q2 YTD Distributable Cash Flow per Trust Unit up by 29% Over Last Year

- **Internalization of Management completed on May 8th.**
- **Trust unit offering completed on June 11th, advancing the refinancing of ERCO acquisition debt and increasing trading liquidity of SPF units.**
- **Unitholder meeting scheduled for October 7th to vote on corporate reorganization to improve governance structure and amend Declaration of Trust.**


Cash distributions earned per trust unit
$2.00
$1.80
$1.60
$1.40
$1.20
$1.00
$0.80
$0.60
$0.40
$0.20
$0.00
$1.15
$1.24
$1.34
$1.38
$1.58
$1.71
$1.93
$1.52
0.82
0.82
0.87
0.95
1.03
1.18
1996 F
1997
1998
1999
2000
2001
2002
2003
Cash Generated in Q1-Q2
Annual amount of cash distributed

Highlights	Three Months Ended June 30		Six Months Ended June 30	
	2003	2002	**2003**	2002
Financial (millions of dollars, except per trust unit amounts)				
Operating distributable cash flow				
Propane retailing	**$13.5**	$18.5	**$63.7**	$67.6
Pulp chemicals	**17.3**	–	**34.9**	–
Natural gas retailing	**1.0**	–	**1.6**	–
	31.8	18.5	**100.2**	67.6
Corporate costs	**(0.3)**	(0.5)	**(1.1)**	(1.3)
Interest and debenture distributions	**(10.3)**	(2.3)	**(20.5)**	(4.9)
Cash income taxes	–	1.2	–	(7.0)
Distributable cash flow (see Note 1 to the Consolidated Financial Statements)	**$21.2**	$16.9	**$78.6**	$54.4
Distributable cash flow per average trust unit outstanding	**$0.38**	$0.36	**$1.52**	$1.18
Average trust units outstanding (millions)	**55.2**	47.1	**51.9**	46.2
Operating				
Litres of propane sold (millions of litres)	**318**	357	**860**	876
Propane sales margin (cents per litre)	**15.6**	14.6	**15.9**	15.5
Total chemical sales (metric tonnes "MT")	**132**	N/A	**271**	N/A
Average chemical selling price (dollar per MT)	**577**	N/A	**583**	N/A
Gigajoules ("GJ") of natural gas sold (millions)	**5**	N/A	**9**	N/A
Natural gas sales margin (cents per GJ)	**40.0**	N/A	**39.1**	N/A

- **YTD distributable cash flow increased by $0.34 per trust unit or 29% over last year, driven by the addition of the pulp chemicals and natural gas retailing businesses.**
- **Q2 propane retailing contribution was down from prior year level as lower sales volumes due to warmer weather and reduced inventory storage gains were only partially offset by improved margins.**
- **Pulp chemicals Q2 contribution comparable to Q1 results. FX hedging program established to mitigate impact of exchange rate fluctuations.**
- **Natural gas retailing delivers strong growth in sales volumes and distributable cash flow.**
- **Increased interest and debenture distributions reflect financing of December 2002 pulp chemicals acquisition.**
- **ERCO Worldwide acquisition and Management Internalization transaction enhances tax profile. Monthly distribution rate increased 9% to $0.175 per trust unit in May.**

Corporate Reorganization to Improve Governance Structure

On May 8, 2003, following unitholder approval, the Fund and Superior successfully completed the internalization of the management and administration functions of Superior and the Fund (see "Management Internalization" on page 6). With this completed, the trustees of the Fund and the board of directors of Superior consider it timely and desirable to further improve the governance structure of the Fund and Superior and to update certain provisions in the constating documents of the Fund (the "Reorganization"). The primary elements of the Reorganization consist of:

- the consolidation of the trustees of the Fund into the board of directors of Superior and the appointment of a corporate trustee to act as trustee of the Fund. Accordingly, the two current trustees who are not members of the board of directors of Superior, are proposed to be elected as board members;
- providing unitholders with the right to elect all members of the board of directors of Superior; and
- delegating a broad range of responsibilities previously performed by the Manager and the trustees, to Superior and its board of directors.

In addition, the Reorganization consists of a number of changes to the constating documents of the Fund and Superior to reflect developments that have occurred since the inception of the Fund in 1996. Unitholders of record on August 27, 2003 will be asked to consider and vote on the Reorganization at a special meeting to be held on October 7, 2003. Meeting materials, including an information circular, are expected to be mailed to unitholders on or about September 2, 2003.

Cash Distributions

The trustees of the Fund declared a regular monthly cash distribution for the month of August 2003 of $0.175 (17.5 cents per trust unit), payable on September 15, 2003, to unitholders of record at the close of business on August 31, 2003. The ex-distribution date will be August 27, 2003. A cash distribution summary since inception of the Fund, together with tax information, is posted on our website at www.superiorplus.ca.

Management's Discussion and Analysis of 2003 Second Quarter Results

The following should be read in conjunction with the Fund's financial statements contained herein, along with Management's Discussion and Analysis and Consolidated Financial Statements contained in the Fund's Annual Report for the year ended December 31, 2002 and the Fund's First Quarter Release and Report to Unitholders for the period ended March 31, 2003.

Certain information included herein is forward looking and based upon assumptions and anticipated results that are subject to uncertainties. Should one or more of these uncertainties materialize or should the underlying assumptions prove incorrect, actual results may vary materially from those expected.

Operating Results - Superior Propane

Condensed operating distributable cash flow results for the Propane Retailing business for the three and six months ended June 30, 2003 and 2002, are provided in the following table:

Condensed Operating Results *(millions of dollars except per litre amounts)*

	Three Months Ended June 30				Six Months Ended June 30			
	2003		2002		2003		2002	
Gross Profit		¢/litre		¢/litre		¢/litre		¢/litre
Propane sales	49.4	15.6	52.0	14.6	136.5	15.9	135.7	15.5
Other services	7.3	2.3	9.4	2.6	16.9	1.9	18.1	2.1
Total Gross Profit	56.7	17.9	61.4	17.2	153.4	17.8	153.8	17.6
Less:								
Cash operating, admin & cash tax costs	(42.4)	(13.3)	(42.5)	(11.9)	(88.7)	(10.3)	(86.0)	(9.9)
Cash generated from operations before changes in net working capital	14.3	4.6	18.9	5.3	64.7	7.5	67.8	7.7
Maintenance capital expenditures	(0.8)	(0.3)	(0.4)	(0.1)	(1.0)	(0.1)	(0.2)	–
Operating Distributable Cash Flow	13.5	4.3	18.5	5.2	63.7	7.4	67.6	7.7
Propane volumes sold *(millions of litres)*	317.7		356.9		859.5		875.7	

Operating distributable cash flow for the Propane Retailing business was $13.5 million for the second quarter, a decrease of $5.0 million (27%) from the prior year's record second quarter. Lower sales volumes due to warmer weather, particularly in Western Canada, and reduced inventory storage gains, were only partially offset by improved propane margins. Second and third quarter fluctuations are not unusual in the propane business, as approximately two thirds of the annual cash flow is generated during the October through March heating season.

Gross profit of $56.7 million was $4.7 million lower than the prior year period. Heating based sales volumes decreased by 12%, accounting for 63% of the overall volume decline as average temperatures were 9% warmer than the prior year, particularly in Western Canada (8% cooler than average second quarter temperatures over the last 5 years). The balance of the sales volume decline in the quarter (14 million litres) was due to the continuing decline in the auto propane market. Average propane sales margins increased by 7% over the prior year period to 15.6 cents per litre due to an improved business mix with the decline in low margin auto propane sales and improved margin management performance, reflecting the decline in wholesale propane costs experienced during the second quarter. Compared to the first quarter of the year, propane sales volumes declined by 41% (2002 – 31%) due to the seasonal decline in space heating demand and the continued decline in the auto propane market. Similarly, average propane sales margins declined by 3% from the first quarter levels (2002 – 9%) due to the seasonal change in business mix. Other sales gross profits were reduced by a $2.4 million reduction in propane inventory storage gains from the prior year due to the decline in wholesale propane prices of 30% from first quarter levels.

Volume and Gross Profit by End Use Market Segment

	Three Months Ended June 30				Six Months Ended June 30			
	2003		2002		2003		2002	
End Use Applications:	**Volume[(1)]**	**Gross Profit[(2)]**	**Volume[(1)]**	**Gross Profit[(2)]**	**Volume[(1)]**	**Gross Profit[(2)]**	**Volume[(1)]**	**Gross Profit[(2)]**
Residential	29.8	10.3	35.6	10.9	116.0	39.3	115.1	35.2
Commercial	62.1	13.6	70.1	14.1	198.7	42.9	200.7	40.8
Agricultural	14.6	1.5	15.5	1.6	52.0	6.6	49.5	5.6
Industrial	146.1	16.4	156.3	17.5	373.5	37.6	369.8	40.3
Automotive	65.1	7.6	79.4	7.9	119.3	10.1	140.6	13.8
Other Services	–	7.3	–	9.4	–	16.9	–	18.1
	317.7	56.7	356.9	61.4	859.5	153.4	875.7	153.8
Average Margin[(3)]	15.6		14.6		15.9		15.5	

Volume and Gross Profit by Region

Regions:	Three Months Ended June 30 2003 Volume(1)	Gross Profit(2)	2002 Volume(1)	Gross Profit(2)	Six Months Ended June 30 2003 Volume(1)	Gross Profit(2)	2002 Volume(1)	Gross Profit(2)
Atlantic	25.0	6.5	23.9	6.2	65.1	16.9	58.2	14.8
Quebec	57.7	9.5	61.1	11.6	153.4	26.4	146.4	26.6
Ontario	76.4	15.6	84.6	16.8	215.1	46.0	204.4	43.1
Sask/Man	33.3	4.4	40.1	5.6	117.8	14.0	116.5	15.4
AB/NWT/YK	70.7	11.0	84.2	12.1	188.0	29.9	212.8	32.4
BC	54.6	9.7	63.0	9.1	120.1	20.2	137.4	21.5
	317.7	56.7	356.9	61.4	859.5	153.4	875.7	153.8
Average Margin(3)	15.6		14.6		15.9		15.5	

(1) Volume of propane sold (millions of litres) (2) Millions of dollars (3) Average propane sale margin (cents per litre)

Cash operating, administrative and capital tax costs of $42.4 million were consistent with the prior year. Variable operating costs declined due to the 11% decline in sales volumes, offset by higher fuel delivery and truck maintenance costs.

Net maintenance capital expenditures were $0.8 million in the second quarter, an increase of $0.4 million from the prior year period due to the timing of expenditures year over year.

ERCO Worldwide

Condensed operating results for the Pulp Chemicals business for the second quarters and six months ended June 30, 2003 and 2002 are provided for comparison purposes, although the 2002 results are not included in the Fund's consolidated financial statements as the business was acquired on December 19, 2002. The first two quarters of 2002 were unusually strong compared to the other two quarters of 2002, and are stronger than the assumption used in our acquisition analysis. ERCO Worldwide's operating distributable cash flow performance in the second half of 2002 was consistent with 2003 first half levels.

Condensed Operating Results *(millions of dollars except per metric tonne amounts)*

	Three Months Ended June 30 2003		2002		Six Months Ended June 30 2003		2002	
Revenue		$ per MT		$ per MT		$ per MT		$ per MT
Chemical	76.0	577	83.4	616	157.8	583	166.3	618
Technology	7.7	58	8.6	64	14.4	53	16.3	61
Cost of Sales								
Chemical	(40.0)	(304)	(41.7)	(308)	(84.9)	(313)	(83.3)	(310)
Technology	(2.4)	(18)	(2.9)	(21)	(4.9)	(18)	(4.9)	(18)
Gross Profit	41.3	313	47.4	351	82.4	305	94.4	351
Less: Cash operating, admin & cash tax costs	(21.9)	(166)	(23.2)	(172)	(44.4)	(164)	(42.9)	(160)
Cash generated from operations before changes in net working capital	19.4	147	24.2	179	38.0	141	51.5	191
Maintenance capital expenditures	(2.1)	(16)	(3.0)	(22)	(3.1)	(11)	(5.1)	(19)
Operating Distributable Cash Flow	17.3	131	21.2	157	34.9	130	46.4	172
Chemical volumes sold (thousands of metric tonnes)	131.7		135.4		271.0		269.0	

The Pulp Chemicals business contributed operating distributable cash flow of $17.3 million to Superior's second quarter results.

Operating distributable cash flow declined by $3.9 million compared to the prior year period, as the impact of a 3% decline in sales volumes and a 6% decline in average prices due to the strengthening of the Canadian dollar by 9%, were only partially offset by lower manufacturing, operating and maintenance capital costs. Chemical sales volumes were slightly lower than prior year levels as cooler than normal weather in the United States depressed chlor alkali and calcium hypochlorite sales. The impact of the strengthening Canadian dollar was partially mitigated in the quarter, as a foreign exchange hedging program was entered into. Approximately 85%, 66%, 47% and 21% of ERCO's estimated net US dollar cash flows for the remainder of 2003, 2004, 2005 and 2006, respectively, have been hedged. As a consequence, a one cent change in the Canadian dollar relative to the United States dollar is estimated to have a $0.1 million, $0.2 million, $0.4 million and $0.6 million change in ERCO's operating distributable cash flow for the remainder of 2003, 2004, 2005 and 2006, respectively. For further information see Note 7 to the June 30, 2003 consolidated financial statements. Manufacturing and operating costs were lower than planned due to the benefit of the strengthening Canadian dollar on U.S. denominated expenses, and reduced electricity costs. Maintenance capital expenditures are lower than the prior year due to the timing of projects to date.

Compared to first quarter results, operating distributable cash flow was comparable as lower electricity costs and increased sodium chlorate prices offset the impact of the strengthening Canadian dollar and lower sales volumes.

Construction expenditures of $0.6 million on the new sodium chlorite plant in Thunder Bay were incurred during the quarter ($3.0 million year to date) as the plant was completed and commissioned. Commercial startup of the plant occurred in the middle of June and has more than doubled ERCO's existing sodium chlorite capacity. Work also continued on the five-year cell replacement program, which will improve operating efficiency and production at the six plants. The full cost of the program is expected to be approximately $28 million of which $0.9 million was spent in the quarter and $6.3 million has been spent to date. Both the sodium chlorite plant in Thunder Bay and the cell replacement program are considered to be growth capital in nature and are included in "other capital expenditures" on the Consolidated Statement of Cash Flows, as they expand the overall capacity of the business and therefore have been excluded from the distributable cash flow calculation. ERCO is considering various opportunities to expand its sodium chlorate business, including the construction of a new sodium chlorate production facility in Australia to commence production in 2005, to serve the rapidly growing Asian bleached pulp market where ERCO Worldwide has had a presence for several years.

Superior Energy Management ("SEM")

SEM continued to execute its business plan by adding to its residential, commercial and light industrial customer base, generating natural gas sales of 5.0 million gigajoules during the quarter, representing a 35% increase in sales volumes over the first quarter. SEM, which began commercial operations in October 2002, generated distributable cash flow of $1.0 million in the quarter, and has generated $1.6 million year to date. Condensed operating results for the quarter and six months ended June 30, 2003 are provided on the following chart:

Condensed Operating Results *(millions of dollars except per GJ amounts)*

	Three Months Ended June 30, 2003		Six Months Ended June 30, 2003	
		¢ per GJ		¢ per GJ
Gross profit	2.0	40.0	3.4	39.1
Cash operating, admin & selling costs	(1.0)	(20.0)	(1.8)	(20.8)
Operating Distributable Cash Flow	1.0	20.0	1.6	18.3
Gigajoules of natural gas sold (millions)	5.0		8.7	

Corporate

On May 8, 2003, the Fund received Unitholder approval to internalize its management structure at a total cost of $141.3 million, comprised of consideration of 7.0 million trust units and 3.5 million warrants of the Fund and transaction costs of $2.5 million. The cost of the management internalization has been charged to net income. (See Note 3 to consolidated financial statements). The internalization process resulted in the elimination of the management incentive and administrative fees effective January 1, 2003. Senior management have agreed to continue in their current roles as executive officers of Superior and have signed industry standard employment agreements. The employment agreements provide for certain retention arrangements by way of non-interest bearing loans aggregating to $6.5 million. These loans were used by senior management to purchase an aggregate of 325,000 trust units. The loans, which will be repaid through the payment of retention bonuses over the next four years, have been recorded in Unitholders' equity in recognition of the certainty of collection over the next four years. The cost of this transaction has been excluded from distributable cash flow in recognition of the significant improvement which will result in the Fund's annual cost structure. The Board of Trustees of the Fund approved an increase in the monthly distributions to unitholders of 9% from $0.16 per unit to $0.175 per trust unit beginning with the May distribution, consistent with the expected accretion in distributable cash flow resulting from the management internalization.

Interest expense of $4.2 million increased $3.8 million over the prior year period, as revolving term bank credits and term loans were $206.2 million higher than the prior year, as bank debt was incurred to partially fund the ERCO Worldwide acquisition which closed in December, 2002.

The acquisition of ERCO Worldwide and the completion of the management internalization has significantly enhanced Superior's tax profile, resulting in the elimination of cash income taxes during the first six months of the year. Cash income taxes of $7.0 million ($0.14/trust unit) were recorded during the first six months of 2002. For 2003, Superior expects to be fully cash income tax deferred, consistent with prior years. Cash taxes during the first six months were limited to capital taxes of $1.6 million.

Accrued distributions on the Series 1 and Series 2 Convertible Debentures totalled $6.1 million, an increase of $4.3 million over the prior year period. Accrued distributions on the $250 million 8% Convertible Subordinated Debentures due November 1, 2008 (the "Series 2 Debentures") issued in December 2002 to partially fund the ERCO Worldwide acquisition, contributed to a $5.0 million increase in distributions. Offsetting this were lower accrued distributions on the 8% Convertible Subordinated Debentures due July 1, 2007 (the "Series 1 Debentures"), due to the conversion of $1.7 million Series 1 Debentures during the second quarter into 0.1 million trust units ($36.6 million Series 1 Debentures have been converted into 2.3 million trust units since June 30, 2002). During the second quarter, the first conversions occurred on the Series 2 Debentures, as $0.1 million of these debentures converted into 6,500 trust units. These Series 1 and 2 Debenture conversions contributed to a 4% year over year increase in the weighted average number of trust units outstanding. At June 30, 2003, there were $54.7 million Series 1 Debentures and $249.9 million Series 2 Debentures outstanding.

Year to Date Results

Operating distributable cash flow for the six month period ended June 30, 2003, increased by $32.6 million over the comparable 2002 period. Contributions from the acquisition of ERCO Worldwide and the start-up of Superior Energy Management overshadowed a $3.9 million reduction in results from Superior Propane due to higher fuel delivery costs and maintenance capital expenditures. Interest and debenture distributions increased by $15.6 million to $20.5 million over the comparable 2002 period reflecting the issuance of bank debt and convertible debentures to partially finance the acquisition of ERCO Worldwide. Cash income tax expense has been deferred in 2003 ($7.0 million 2002 YTD) due to the significant enhancement of Superior's income tax profile as a result of the ERCO Worldwide and management internalization transactions. For the six month period ended June 30, 2003, distributable cash flow reached $78.6 million, up $24.2 million or 44% over the prior year period. Distributable cash flow per trust unit reached $1.52, up 29% over the comparable 2002 period as the average number of trust units outstanding increased by 12%.

Liquidity and Capital Resources

On May 22, 2003, Standard & Poor's ("S&P") lowered Superior's corporate credit rating to BB+ from BBB- and changed its outlook to stable. Dominion Bond Rating Service confirmed Superior's corporate credit rating at BBB(low) with a stable outlook in January 2003. S&P stated, "The acquisition of the pulp chemicals business has materially changed Superior's business profile and increased leverage. Although the company's operations are now more diversified, the addition of the pulp chemicals business has not decreased the company's overall risk profile." S&P have provided Superior Plus with a preliminary rating indication of BBB- on its proposed secured senior debt. Superior and the Fund remain committed to having an investment grade financial position to facilitate the efficient execution of its business plan.

On June 11, 2003, the Fund successfully completed a public treasury offering of 4.5 million trust units for gross proceeds of approximately $94.1 million ($88.8 million net of issue costs). These proceeds were used to repay a portion of the bank debt incurred with the acquisition of ERCO Worldwide. At the same time and on the same terms, Enterprise Capital and associated entities sold 4.8 million trust units in a Secondary offering. The Fund, did not receive any of the $99.4 million in gross proceeds raised in this secondary offering. Senior Management of Superior did not participate in this secondary offering and continue to hold approximately 2.9 million trust units or a 5% interest in the Fund, not including trust unit options and warrants.

During the quarter, Superior's revolving trade accounts receivable sales program was expanded to include a portion of ERCO's accounts receivable. The $30 million in proceeds received from this expansion were used to repay a portion of the bank debt incurred to partially fund the ERCO acquisition. Superior has re-negotiated certain terms and conditions of its revolving trade accounts receivable sales program, including the credit rating trigger for termination of the program. The changes have had minimal financial and operational impact on the program.

Revolving term bank credits and term loans aggregated $285.5 million at June 30, 2003, an increase of $206.2 million over June 30, 2002 levels. Increased year over year borrowings are principally attributable to the financing of the ERCO Worldwide acquisition. The current portion of revolving term bank credits and term loans at June 30, 2003 was $195.5 million, which Superior expects to refinance in 2003 with term debt. Revolving term bank credits and term loans have declined by $117.5 million since March 31, 2003, due to the repayment of the bank debt from proceeds received from the equity offering, the expansion of the revolving trade accounts receivable sales program, and the seasonal decline in the Propane retailing business's net working capital levels.

Superior's net working capital requirements decreased in the second quarter by $48.3 million. Working capital requirements for the Propane Retailing business peak seasonally in the first quarter and then decline through the second and third quarters before building again in the fourth quarter, consistent with the seasonal demand profile of its heating end use customers. Higher year over year wholesale propane costs have kept net working capital levels above prior year levels. Superior's revolving trade accounts receivable sales program is used to finance a portion of its working capital requirements. Proceeds from the sale of receivables decreased seasonally during the second quarter but was partially offset by the addition of a portion of ERCO's receivables to the program. As at June 30, 2003, proceeds from the sale of receivables amounted to $89.9 million (June 30, 2002 - $50.4 million).

Outlook

Operating distributable cash flow from the Propane Retailing business is expected to be comparable to 2002 levels for the remainder of 2003, as the impact of increased truck fuel costs is expected to be offset by improvements in sales margins.

ERCO Worldwide is expected to continue to be negatively effected by an appreciating Canadian dollar on net U.S. dollar revenues. A foreign exchange management program was established in the second quarter of 2003 to manage the currency exposure. ERCO Worldwide continues to review various growth opportunities for its sodium chlorate business.

The Natural Gas Retailing business is anticipated to continue to grow profitably, generating positive distributable cash flow in 2003.

Superior will focus on maintaining its strong financial position by refinancing the remaining ERCO Worldwide acquisition credit facility with term debt. Interest costs are expected to continue to benefit from the low interest rate environment.

Over the longer term, the Fund plans to continue its disciplined approach to acquire other businesses that have risk profiles appropriate for an income fund structure. Acquisitions must be accretive to unitholder distributions and be financed in a manner that maintains Superior's existing financial strength.

For more information, please visit our website: www.superiorplus.ca or contact:

Mark Schweitzer, Executive Vice-President,
Corporate Development & CFO
Superior Plus Inc.
Phone: (403) 218-2952 / Fax: (403) 218-2973
E-mail: mschweitzer@superiorplus.ca

Theresia Reisch
Investor Relations Manager
Superior Plus Income Fund
Phone: (403) 218-2953 / Fax: (403) 218-2973
E-mail: treisch@superiorplus.ca

If you would like to listen to a recording of the July 30, 2003 investor analyst conference call on the Second Quarter Results, dial 1-877-289-8525 and enter the reservation number 21008064#. The call will be available for review from Wednesday, July 30 after 1:00 p.m. (EST) until midnight Wednesday, August 6, 2003. The conference call is also posted (audio-broadcast) under the Investor Relations section of Superior's website at: www.superiorplus.ca.

SUPERIOR PLUS INCOME FUND

Consolidated Balance Sheets

(millions of dollars)	June 30 2003 (unaudited)	December 31 2002 (audited)
Assets		
Current Assets		
Accounts receivable (Note 4)	**61.4**	112.3
Inventories	**57.1**	57.7
	118.5	170.0
Capital assets, intangible assets and goodwill	**1,164.3**	1,222.7
	1,282.8	1,392.7
Liabilities and Unitholders' Equity		
Current portion of revolving term bank credits and term loans	**195.5**	340.0
Accounts payable and accrued liabilities	**92.1**	116.0
Distributions payable to unitholders and debentureholders	**15.8**	10.2
	303.4	466.2
Revolving term bank credits and term loans	**90.0**	103.4
Future employee benefits	**24.1**	24.4
Future income taxes	**99.2**	142.9
Unitholders' equity (Note 5)	**766.1**	655.8
	1,282.8	1,392.7

Consolidated Statements of (Loss) Earnings and Deficit

(unaudited, in millions of dollars except for Trust Unit amounts)	Three Months Ended June 30		Six Months Ended June 30	
	2003	**2002**	**2003**	**2002**
Revenues	**261.2**	128.4	**634.6**	309.1
Cost of products sold	**161.2**	67.0	**395.4**	155.3
Gross profit	**100.0**	61.4	**239.2**	153.8
Expenses				
Operating and administrative	**66.1**	43.4	**135.1**	87.5
Depreciation and amortization	**18.1**	7.3	**36.8**	14.1
Management internalization costs (Note 3)	**141.0**	–	**141.3**	–
Interest	**4.2**	0.4	**8.3**	1.2
Income taxes of Superior	**(47.9)**	(0.6)	**(37.6)**	7.6
	181.5	50.5	**283.9**	110.4
Net (Loss) Earnings before Distributions to Unitholders	**(81.5)**	10.9	**(44.7)**	43.4
Distributions to unitholders	**(28.2)**	(20.0)	**(63.2)**	(52.5)
	(109.7)	(9.1)	**(107.9)**	(9.1)
Deficit, Beginning of Period	**(234.7)**	(199.1)	**(229.6)**	(195.9)
Adjustment for a retroactive change in accounting policy for trust unit incentive plan compensation	–	–	–	(1.1)
Distributions to debentureholders (Note 6)	**(6.1)**	(1.8)	**(12.2)**	(3.8)
Accretion of debentures charged to deficit (Note 5)	**(0.6)**	(0.1)	**(1.4)**	(0.2)
Deficit, End of Period	**(351.1)**	(210.1)	**(351.1)**	(210.1)
Net (loss) earnings per trust unit, before distributions to unitholders, net of distributions to debentureholders, basic (Note 5)	**$(1.59)**	$0.20	**$(1.10)**	$0.86
Net (loss) earnings per trust unit, before distributions to unitholders, net of distributions to debentureholders, diluted (Note 5)	**$(1.59)**	$0.20	**$(1.10)**	$0.83

SUPERIOR PLUS INCOME FUND
Consolidated Statements of Cash Flows

(unaudited, in millions of dollars except per Trust Unit amounts)	Three Months Ended June 30		Six Months Ended June 30	
	2003	**2002**	**2003**	**2002**
Operating Activities				
(Loss) earnings before distributions to unitholders	**(81.5)**	10.9	**(44.7)**	43.4
Items not affecting cash:				
Depreciation and amortization	**18.1**	7.3	**36.8**	14.1
Trust unit incentive plan compensation expense	**1.0**	0.3	**0.7**	0.3
Future income tax (recoveries) expense	**(48.7)**	0.6	**(39.2)**	0.6
Cash (used in)/generated from operations before changes in working capital	**(111.1)**	19.1	**(46.4)**	58.4
Decrease in non-cash operating working capital items	**48.3**	6.7	**39.4**	34.0
	(62.8)	25.8	**(7.0)**	92.4
Investing Activities				
Maintenance capital expenditures, net	**(2.9)**	(0.4)	**(4.1)**	(0.2)
Other capital (expenditures), proceeds, net	**(0.5)**	1.6	**(4.7)**	3.0
	(3.4)	1.2	**(8.8)**	2.8
Financing Activities				
Issue of trust units and warrants in consideration of management internalization (Note 3)	**138.8**	–	**138.8**	–
Issue of trust units (Note 5)	**89.3**	–	**89.3**	–
Repayment of bridge financing facility (Note 5)	**(89.3)**	–	**(89.3)**	–
Net (remittances) proceeds from sale of accounts receivable (Note 4)	**(10.1)**	(24.2)	**21.0**	(17.2)
Revolving term bank credits and term loans	**(28.2)**	19.0	**(68.6)**	(21.7)
Distributions to debentureholders	**(6.1)**	(1.8)	**(12.2)**	(3.8)
Distributions to unitholders	**(28.2)**	(20.0)	**(63.2)**	(52.5)
	66.2	(27.0)	**15.8**	(95.2)
Change in Cash	–	–	–	–
Cash at Beginning and End of Period	–	–	–	–

Notes to Consolidated Financial Statements

1. Distributable Cash Flows

(millions of dollars, except per trust unit amounts)				
Cash (used in)/generated from operations before changes in working capital	**(111.1)**	19.1	**(46.4)**	58.4
Management internalization costs (Note 3)	**141.3**	–	**141.3**	–
Maintenance capital expenditures, net	**(2.9)**	(0.4)	**(4.1)**	(0.2)
Distributions to debentureholders	**(6.1)**	(1.8)	**(12.2)**	(3.8)
Distributable Cash Flow	**21.2**	16.9	**78.6**	54.4
Distributable cash flow per trust unit, basic (Note 5)	**$0.38**	$0.36	**$1.52**	$1.18
Distributable cash flow per trust unit, diluted (Note 5)	**$0.38**	$0.36	**$1.32**	$1.12

Distributable cash flow paid to holders of trust units ("Unitholders") of the Superior Plus Income Fund (the "Fund") is equal to the cash flow of Superior Plus Inc. ("Superior"), after provision for maintenance capital expenditures, distributions to holders of debentures ("Debentureholders") of the Fund and other reserves as may be considered necessary, less expenses of the Fund. Readers are cautioned that distributable cash flow is not a defined performance measure under GAAP. The Fund's calculation of distributable cash flow may differ from similar calculations used by comparable entities. Cash is received monthly by the Fund from Superior in the form of interest income earned on the $952.8 million unsecured subordinated notes, due October 1, 2026 (the "Shareholder Notes") and dividends or returns of capital received on the Class A and B Common Share investment ("Common Shares") in Superior. Any remaining distributable cash flow in respect of the fiscal year is distributed in April of the subsequent year as part of the March distribution. Distributions to Debentureholders are accounted for on an accrual basis.

2. Accounting Policies – Interim Financial Statements

(a) Basis of Presentation

The accompanying Consolidated Financial Statements have been prepared according to Canadian generally accepted accounting principles applied on a consistent basis and include the accounts of the Fund, its wholly owned subsidiary, Superior and Superior's subsidiaries. Certain information and disclosures normally required to be included in annual financial statement notes have been condensed and amended. These financial statements and notes thereto should be read in conjunction with the Fund's financial statements contained in its Annual Report for the year ended December 31, 2002. All significant transactions and balances (including the Shareholder Notes) between the Fund, Superior and Superior's subsidiaries have been eliminated on consolidation.

In the opinion of the Administrator of the Fund, the accompanying unaudited consolidated financial statements include all adjustments (of a normal recurring nature) necessary to present fairly the consolidated financial position of the Fund as of June 30, 2003 and the consolidated results of its operations for the three and six month periods ended June 30, 2003 and 2002.

(b) Business Segments

Superior operates three distinct business segments; the delivery of propane and propane related services and accessories under the Superior Propane trade name (the "Propane Retailing Business" or "Superior Propane"); the manufacture and sale of chemicals and related products and services used primarily in the production of bleached pulp operating under the ERCO Worldwide trade name (the "Pulp Chemicals Business" or "ERCO Worldwide"); and the sale of natural gas under fixed price contracts operating under the Superior Energy Management trade name (the "Natural Gas Retailing Business", or "SEM"). Revenues for all divisions are recognized at the time of delivery, or when related services are performed, with the exception of ERCO Worldwide revenues associated with the construction of chlorine dioxide generators, which are recognized using the percentage of completion method based on cost incurred completed compared to total estimated cost. For segmented information, see Note 8.

Approximately 50% of Superior Propane's sales volumes are heating related and 50% are related to economic activities. Propane sales typically peak in the first quarter when approximately one-third of annual propane sales volumes and gross profits are generated due to the demand from heating end use customers. They then decline through the second and third quarters rising seasonally again in the fourth quarter with heating demand. Similarly, net working capital levels are typically at seasonally high levels at the end of the first quarter, and normally decline to seasonally low levels in the second and third quarters. Net working capital levels are also significantly influenced by wholesale propane prices. Operating cash flow and the net working capital levels of ERCO Worldwide and SEM do not have significant seasonal fluctuations.

3. Management Internalization Transaction

On May 8, 2003 Superior completed the internalization of its management and administration agreements at an aggregate cost of $141.3 million, which has been charged to net income. The internalization process has resulted in the elimination of the management incentive and administration fees effective January 1, 2003. The funds paid to the Manager and Administrator to terminate the contracts were immediately re-invested into the trust units and warrants. The following table summarizes the financing of the transaction:

Trust Units Issued (7.0 million @ $19.65/unit)	$ 137.5
Warrants Issued (3.5 million @ $0.36/unit)	1.3
Cash Transaction Costs	2.5
Total Management Internalization Cost	$ 141.3

Of the 7.0 million trust units issued, 0.9 million trust units received by executive officers of Superior are held in escrow, and will be released over a period of 4 years. The 3.5 million warrants, exercisable to purchase trust units for five years at a price of $20.00 per trust unit, were valued using an option pricing model. Future taxes payable have been reduced by $43.0 million as a result of the internalization transaction. Internalization transaction costs are not included in the calculation of distributable cash flow (see Note 1) to reflect the growth capital nature of the transaction.

In addition, non-interest-bearing loans aggregating $6.5 million were advanced to the executive officers and were used by the executive officers to fund the purchase of 0.325 million trust units at $20 per trust unit. The loans are to be repaid over a four-year period in the form of annual retention bonuses. The loans receivable have not been recorded as an asset by Superior, but have been deducted directly from equity.

4. Accounts Receivable

On June 29, 2001 Superior entered into an agreement to sell, with limited recourse, certain trade accounts receivable on a revolving basis to an entity sponsored by a Canadian chartered bank, and has accounted for the sale in accordance with the CICA guidelines relating to transfers of receivables. The accounts receivable are sold at a discount to face value based on prevailing money market rates. Superior has retained the servicing responsibility for the accounts receivable sold and has therefore recognized a servicing liability. The level of accounts receivable sold fluctuates seasonally with the level of accounts receivable. As at June 30, 2003, net proceeds of $89.9 million (December 31, 2002 - $68.9 million) had been received. The fair value of the retained interest arising from the sale was estimated by discounting expected cash flows at prevailing money market rates.

5. Unitholders' Equity

Authorized

The Fund may issue an unlimited number of trust units. Each trust unit represents an equal undivided beneficial interest in any distributions from the Fund and in the net assets in the event of termination or wind-up of the Fund. All trust units are of the same class with equal rights and privileges.

(millions)	Issued Number of Trust Units	Equity
Unitholders' equity, December 31, 2002	**47.8**	**$655.8**
Trust units issued as a result of management internalization transaction and retention arrangements (Note 3)	**7.3**	138.8
Public offering of trust units, June 11, 2003	**4.5**	89.3
Accretion of Debentures of $1.4 million, net of corresponding charge to deficit	**-**	-
Conversion of debentures, and exercise of trust unit options (Series 1 – $15.0 million converted @ $16 per unit, Series 2 - $0.1 million converted @ $20 per unit)	**1.0**	-
Trust unit incentive plan compensation recovery		0.7
Currency Translation Adjustment		1.6
Loss before distributions to Unitholders		(44.7)
Distributions to Debentureholders		(12.2)
Distributions to Unitholders		(63.2)
Unitholders' equity, June 30, 2003	**60.6**	**$766.1**

On June 11, 2003, the Fund issued 4.5 million trust units at $20.90 per trust unit for gross proceeds to the Fund of approximately $94.1 million ($89.3 million net of underwriting fees). The net proceeds of the offering were used to repay a portion of the debt incurred in connection with the acquisition of ERCO Worldwide in December of 2002.

Distributable cash flow and net (loss) earnings per trust unit, before distributions to Unitholders, have been calculated using the weighted average number of trust units outstanding during the period (55.2 million in second quarter of

2003, 51.9 million year to date; 47.1million in second quarter 2002, 46.2 million in 2002 year to date). The number of trust units used in the calculation of diluted distributable cash flow and net (loss) earnings per trust unit before distributions to Unitholders, have been calculated using 73.6 million in the second quarter of 2003, (69.4 million year to date; 52.3 million in second quarter 2002, 52.3 million in 2002 year to date), and reflect the assumed conversion of all outstanding Series 1 and Series 2 Debentures, trust unit warrants and options.

6. Convertible Debentures

On December 17, 2002, the Fund issued $250 million, 8% Debentures maturing on November 1, 2008 (the "Series 2 Debentures") for net proceeds after issue costs of $239.5 million. On January 31, 2001 the Fund issued $100 million, 8% Debentures maturing on July 31, 2007 (the "Series 1 Debentures") for net proceeds after issue costs of $96.7 million.

The Debentures may be converted into trust units at the option of the holder at any time prior to maturity and may be redeemed by the Fund in certain circumstances. The Fund may elect to pay interest and principal upon maturity or redemption by issuing trust units to a trustee in the case of interest payments, and to the Debentureholders in the case of payment of principal. The number of any trust units issued will be determined based on market prices for the trust units at the time of issuance.

The Debentures and related interest obligation have been classified within unitholders' equity on the consolidated balance sheet because the Fund may elect to satisfy the Debenture interest and principal obligations by the issuance of trust units). The carrying value of the Series 1 Debentures as at June 30, 2003 is $53.0 million (December 2002 - $68.7 million), comprised of distribution payment obligation, holder's option, and principal amount components of $17.3 million, $0.5 million and $35.2 million (December 2002 - $22.0 million, $0.6 million and $46.1 million), respectively. The carrying value of the Series 2 Debentures as at June 30, 2003 is $240.7 million (December 2002 - $240.0 million), comprised of distribution payment obligation, holder's option, and principal amount components of $89.2 million, $1.0 million and $150.5 million (December 2002 - $95.0 million, $1.0 million and $144.0 million), respectively. Debenture payments are charged directly to the deficit. In the first two quarters of 2003, a total of $15.0 million of Series 1 Debentures were converted to 1.0 million trust units. At June 30, 2003, $54.7 million principal amount of the Series 1 Debentures and $249.9 million of the Series 2 Debentures remain outstanding.

7. Commitments

Superior has entered into long term forward contracts to sell US dollars in order to hedge its net $US revenues. The forward contract commitments for the next four years are as follows:

(millions)	$ US	Average Conversion Rate
2003	$25.0	1.3962
2004	$38.3	1.4150
2005	$24.0	1.4312
2006	$ 9.0	1.4553

8. Business Segments

Superior operates three distinct business segments; the Propane Retailing Business, which provides propane delivery and related services and accessories; the Pulp Chemicals Business, which manufactures and sells chemicals and related products and services used primarily in the production of bleached pulp; and the Natural Gas Retailing Business, which sells natural gas under fixed price term contracts. Distributable cash flow is the main performance measure used by management to evaluate segment performance. (See Note 1.)

In the accompanying table, all revenues and expenses were to unaffiliated parties. There are no prior period comparatives, since the fourth quarter of 2002 was the first period in which Superior had more than one reportable segment. There were no inter-segment revenues or expenses.

For the three months ended June 30, 2003	Propane Retailing	Pulp Chemicals	Natural Gas Retailing	Corporate	Total Consolidated
Revenues	$ 139.2	$ 83.7	$ 38.3	$ -	$ 261.2
Cost of products sold	82.5	42.4	36.3	-	161.2
Gross profit	56.7	41.3	2.0	-	100.0
Expenses					
Operating & administrative	42.1	21.4	1.0	1.6	66.1
Depreciation & amortization	5.5	12.6	-	-	18.1
Management internalization (Note 3)	-	-	-	141.0	141.0
Interest	-	-	-	4.2	4.2
Income taxes of Superior	12.9	3.0	0.4	(64.2)	(47.9)
	60.5	37.0	1.4	82.6	181.5
Net earnings (loss) before distributions to Unitholders	(3.8)	4.3	0.6	(82.6)	(81.5)
Add: Depreciation & amortization	5.5	12.6	-	-	18.1
Management internalization (Note 3)	-	-	-	141.3	141.3
Less: Maintenance capital expenditures, net	(0.8)	(2.1)	-	-	(2.9)
Trust unit incentive plan recovery	-	-	-	1.0	1.0
Future income tax expense	12.6	2.5	0.4	(64.2)	(48.7)
Distributions to Debentureholders	-	-	-	(6.1)	(6.1)
Distributable cash flow	$ 13.5	$ 17.3	$ 1.0	$ (10.6)	$ 21.2

For the six months ended June 30, 2003	Propane Retailing	Pulp Chemicals	Natural Gas Retailing	Corporate	Total Consolidated
Revenues	$ 397.8	$ 172.2	$ 64.6	$ -	$ 634.6
Cost of products sold	244.4	89.8	61.2	-	395.4
Gross profit	153.4	82.4	3.4	-	239.2
Expenses					
Operating & administrative	88.1	43.4	1.8	1.8	135.1
Depreciation & amortization	11.9	24.9	-	-	36.8
Management internalization (Note 3)	-	-	-	141.3	141.3
Interest	-	-	-	8.3	8.3
Income taxes of Superior	20.1	5.9	0.6	(64.2)	(37.6)
	120.1	74.2	2.4	87.2	283.9
Net earnings (loss) before distributions to Unitholders	33.3	8.2	1.0	(87.2)	(44.7)
Add: Depreciation & amortization	11.9	24.9	-	-	36.8
Management internalization (Note 3)	-	-	-	141.3	141.3
Less: Maintenance capital expenditures, net	(1.0)	(3.1)	-	-	(4.1)
Trust unit incentive plan recovery	-	-	-	0.7	0.7
Future income tax expense	19.5	4.9	0.6	(64.2)	(39.2)
Distributions to Debentureholders	-	-	-	(12.2)	(12.2)
Distributable cash flow	$ 63.7	$ 34.9	$ 1.6	$ (21.6)	$ 78.6

Geographic Information	Canada	United States	Other	Total Consolidated
Revenues for the three months ended June 30, 2003	$ 216.7	$ 42.1	$ 2.4	$ 261.2
Revenues for the six months ended June 30, 2003	$ 544.1	$ 82.7	$ 7.8	$ 634.6
Capital assets, intangible assets and goodwill as of June 30, 2003	$ 1,010.1	$ 154.2	$ -	$ 1,164.3
Total assets as of June 30, 2003	$ 1,117.8	$ 165.0	$ -	$ 1,282.8
Capital assets, intangible assets and goodwill as of December 31, 2002	$ 1,052.1	$ 170.6	$ -	$ 1,222.7
Total assets as of December 31, 2002	$ 1,238.2	$ 154.5	$ -	$ 1,392.7

END

Superior Plus
Income Fund

Theresia R. Reisch
Investor Relations Manager
& Secretary to the Fund
Direct Telephone: (403) 218-2953
Direct Facsimile: (403) 218-2973
E-mail: treisch@superiorplus.ca

August 1, 2003

To: Securities Commissions or similar regulatory authorities in each Province and Territory of Canada

And To: The Toronto Stock Exchange

CONFIRMATION OF MAILING CERTIFICATE
RE: DISSEMINATION TO UNITHOLDERS

With respect to the 2003 Second Quarter Report to Unitholders of the Superior Plus Income Fund containing the requisite financial statements for the period ended June 30, 2003, we confirm that the mailing of the 2003 Second Quarter Report to the appropriate Unitholders was completed on Friday, August 1, 2003.

Yours truly,
Superior Plus Income Fund

signed: *"Theresia R. Reisch"*

Theresia R. Reisch
Investor Relations Manager
& Secretary to the Fund.

h:\spif\ interim\MailCert.doc

Theresia R. Reisch
Investor Relations Manager
& Secretary to the Fund
Direct Telephone: (403) 218-2953
Direct Facsimile: (403) 218-2973
E-mail: treisch@superiorplus.ca

August 1, 2003

To: Securities Commissions or similar regulatory authorities in each Province and Territory of Canada

And To: The Toronto Stock Exchange

CONFIRMATION OF MAILING CERTIFICATE
RE: DISSEMINATION TO UNITHOLDERS

With respect to the 2003 Second Quarter Report to Unitholders of the Superior Plus Income Fund containing the requisite financial statements for the period ended June 30, 2003, we confirm that the mailing of the 2003 Second Quarter Report to the appropriate Unitholders was completed on Friday, August 1, 2003.

Yours truly,
Superior Plus Income Fund

signed: *"Theresia R. Reisch"*

Theresia R. Reisch
Investor Relations Manager
& Secretary to the Fund.

h:\spif\ interim\MailCert.doc

Superior Plus
Income Fund

NEWS RELEASE **August 11, 2003**

Superior Plus Announces Acquisition of Albchem and $106 Million Offering of Treasury Units

Calgary, Alberta... Superior Plus Income Fund (the "Fund") announced today that ERCO Worldwide, a division of Superior Plus Inc., has entered into an agreement to purchase all of the outstanding shares of Albchem Holdings Ltd. ("Albchem") for Cdn. $120 million, on a debt free basis. The agreement is subject to approval under the Competition Act (Canada) and to other commercial closing conditions. The addition of Albchem would increase ERCO Worldwide's annual sodium chlorate production capacity from 460,000 to 580,000 metric tons and raise our share of estimated North American capacity from 23% to 29%. The acquisition is expected to be accretive to unitholders and supports ERCO's growth strategy to serve the rapidly growing Asian bleached pulp market.

Albchem operates two sodium chlorate facilities in Bruderheim, Alberta and Hargrave, Manitoba, supplying its products to customers in Australia and the Far East, as well as North America.

Geoffrey N. Mackey, President and CEO of Superior Plus, commented that, "This transaction is accretive to unitholders and a natural fit to ERCO's operations, providing substantial synergies and upside to the sodium chlorate business."

Paul Timmons, President of ERCO Worldwide, added: "This acquisition allows ERCO to capitalize on its technical strength and provides flexibility to supply products and services to its customers more efficiently, due to increased geographical coverage while maintaining its competitiveness in North America. Albchem has modern, well-maintained facilities and an excellent, motivated, flexible workforce with a culture that is a very close fit with ERCO."

Superior Plus also announced that the Fund has entered into a bought deal agreement with a group of underwriters led by Scotia Capital Inc. to issue 4.85 million trust units by the Fund at $21.85 per unit resulting in net proceeds to the Fund of approximately $100.7 million. Superior intends to use the net proceeds of the offering to finance the acquisition of Albchem. However, since the Albchem acquisition is not expected to close prior to the closing of the offering, Superior will, in the interim, use the net proceeds to repay a portion of its indebtedness under its credit facilities. If the Albchem acquisition is not completed, the net proceeds will be used for general corporate purposes. The trust units will be offered in all provinces of Canada.

The financing is expected to close on or about August 28, 2003, and is subject to obtaining required regulatory approvals from securities commissions. Purchasers of the trust units from this offering will be eligible to receive the distribution for the month of August 2003, payable on or about September 15, 2003. The underwriting syndicate consists of Scotia Capital Inc., CIBC World Markets Inc., National Bank Financial Inc., RBC Capital Markets, TD Securities Inc., BMO Nesbitt Burns Inc., Canaccord Capital Corporation, Desjardins Securities Inc., FirstEnergy Capital Corp., and HSBC Securities (Canada) Inc.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the trust units in any jurisdiction. The trust units offered pursuant to the offering will not be and have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States.

The Fund holds 100% of Superior Plus Inc. which has three operating divisions. Superior Propane is Canada's largest distributor of propane, related products and services. ERCO Worldwide is a leading supplier of chemicals and technology to the pulp and paper and water treatment industries. Superior Energy Management provides natural gas supply services, predominantly to commercial and industrial markets in Ontario.

The Fund's trust units trade on the Toronto Stock Exchange (the "TSX") under the trading symbol SPF. UN. As of the date hereof, there are 60.9 million trust units outstanding. The Fund's 8% Convertible Unsecured Subordinated Debentures, Series 1 and Series 2 trade on the TSX under the trading symbol SPF. DB and SPF.DB.A, respectively.

Not for distribution to United States newswire services or dissemination in the United States. Any failure to comply with this restriction may constitute a violation of United States securities law.

For more information please contact:

Theresia R. Reisch
Investor Relations Manager
Superior Plus Income Fund
Tel: (403) 218-2953
Fax: (403) 218-2973
E-mail: treisch@superiorplus.ca

Geoffrey N. Mackey
President & CEO
Superior Plus Inc.
Tel: (403) 218-2951
Fax: (403) 218-2973
E-mail: gmackey@superiorplus.ca

Superior Plus Income Fund
3408, 400 - 3 Avenue SW
Calgary, Alberta T2P 4H2
Website: www.superiorplus.ca
Toll Free: 1-866-490-PLUS

A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in each of the provinces of Canada but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This preliminary short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. These securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act") or any state securities laws. Accordingly, these securities may not be offered or sold within the United States or to a U.S. person (as such term is defined in Regulation S under the 1933 Act) except in transactions exempt from the registration requirements of the 1933 Act and applicable state securities laws. This preliminary short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States of America.

Preliminary Short Form Prospectus

New Issue August 13, 2003

Superior Plus Income Fund

$105,972,500

4,850,000 Trust Units

This prospectus qualifies for distribution 4,850,000 trust units ("Units") of Superior Plus Income Fund (the "Fund"). The outstanding Units are listed on the Toronto Stock Exchange (the "TSX") under the symbol SPF.UN. The Fund has applied to list the Units distributed under this short form prospectus on the TSX. Listing will be subject to the Fund fulfilling all of the listing requirements of the TSX.

On August 12, 2003, the closing price of the Units on the TSX was $21.98 per Unit. The offering price of the Units was determined by negotiation among the Fund and Scotia Capital Inc., on its own behalf and on behalf of the Underwriters as defined below. The Underwriters may effect transactions which stabilize or maintain the market price for the Units at levels other than those which otherwise might prevail in the open market. See "Plan of Distribution".

	Price: $21.85 per Unit		
	Price	**Underwriters' Fee**	**Net Proceeds to the Fund**(1)
Per Unit...........................	$21.85	$1.0925	$20.7575
Total................................	$105,972,500	$5,298,625	$100,673,875

Note:
(1) Before deducting the expenses of the offering estimated to be $500,000.

Scotia Capital Inc., CIBC World Markets Inc., National Bank Financial Inc., RBC Dominion Securities Inc., TD Securities Inc., BMO Nesbitt Burns Inc., Canaccord Capital Corporation, Desjardins Securities Inc., FirstEnergy Capital Corp. and HSBC Securities (Canada) Inc. (collectively, the "Underwriters"), as principals, conditionally offer the Units, subject to prior sale, if, as and when issued by the Fund and accepted by the Underwriters in accordance with the conditions contained in the underwriting agreement referred to under "Plan of Distribution" and subject to approval of certain legal matters on behalf of the Fund by Macleod Dixon LLP and on behalf of the Underwriters by Fraser Milner Casgrain LLP. Subscriptions for Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Certificates for the Units will be available for delivery at closing, which is expected to occur on or about August 28, 2003. See "Details of the Offering".

Scotia Capital Inc., CIBC World Markets Inc., National Bank Financial Inc., RBC Dominion Securities Inc. and TD Securities Inc. are each, directly or indirectly, a wholly-owned or majority owned subsidiary of a Canadian chartered bank (collectively, the "Banks") which is a lender to Superior Plus Inc. ("Superior"), which is wholly-owned by the Fund. Consequently, the Fund may be considered to be a connected issuer of each of these Underwriters for the purposes of securities legislation in certain provinces. The net proceeds to the Fund will be used by the Fund to subscribe for securities of Superior. Superior intends to use the net proceeds to partially fund the Acquisition. However, since the Acquisition is not expected to close prior to the closing of the offering, Superior will, in the interim, use the net proceeds to repay a portion of its indebtedness to such Banks under its revolving term bank credits. If the Acquisition is not completed, the net proceeds will be used for general corporate purposes. See "Relationship Among the Fund, Superior and Certain Underwriters", "Details of the Offering", "Use of Proceeds" and "Recent Developments - Albchem Acquisition".

TABLE OF CONTENTS

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this preliminary short form prospectus from documents filed with securities commissions or similar authorities in the provinces of Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of the Fund at 3408, 400 - 3rd Avenue, SW, Calgary, Alberta, T2P 4H2, (403) 218-2970. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record of the Fund. A copy of such permanent information record may be obtained from the Secretary of the Fund at the above-mentioned address and telephone number.

The following documents, filed with the securities commissions or similar authorities in the provinces of Canada, are specifically incorporated by reference in this preliminary short form prospectus:

(a) the Annual Information Form of the Fund dated April 3, 2003 (including the documents incorporated by reference therein);

(b) the comparative audited consolidated financial statements of the Fund for the year ended December 31, 2002, together with the auditors' report thereon;

(c) "Management's Discussion and Analysis" of financial results and financial condition of the Fund for the year ended December 31, 2002;

(d) the comparative unaudited consolidated financial statements of the Fund for the three and six month periods ended June 30, 2003;

(e) "Management's Discussion and Analysis" of financial results and financial condition of the Fund for the three and six month periods ended June 30, 2003;

(f) the Information Circular of the Fund dated April 3, 2003 issued in connection with the annual and special meeting of the unitholders held on May 8, 2003, excluding those portions under the headings "Current Structure of the Fund and Governance Practices" and "Performance Graph" which shall be deemed not to be incorporated by reference herein;

(g) the material change report of the Fund dated April 11, 2003 in respect of the internalization of the management structure of the Fund;

(h) the audited combined financial statements of Total Sterling Pulp Chemicals (Debtor-in-Possession) as at September 30, 2002 and 2001 and for each of the three years in the period ended September 30, 2002, together with the auditors' report thereon contained in the short form prospectus of the Fund dated December 5, 2002; and

(i) the unaudited pro forma consolidated statement of earnings of the Fund for the year ended December 31, 2002 contained in the short form prospectus of the Fund dated June 4, 2003.

Any of the following documents, if filed by the Fund with the provincial securities commissions or similar authorities in Canada after the date of this preliminary short form prospectus and before the termination of the offering, are deemed to be incorporated by reference in this preliminary short form prospectus:

(a) material change reports (except confidential material change reports);

(b) comparative interim financial statements and the associated "Management's Discussion and Analysis" of financial results and financial condition of the Fund for the same period;

(c) comparative financial statements for the Fund's most recently completed financial year, together with the accompanying report of the auditor; and

(d) information circulars (excluding those portions thereof which, pursuant to National Instrument No. 44-101 of the Canadian Securities Administrators, are not required to be incorporated by reference herein).

Documents are not incorporated by reference to the extent their contents are modified or superseded by a statement contained in this preliminary short form prospectus or in any other subsequently filed document that is also incorporated by reference in this preliminary short form prospectus.

FORWARD LOOKING STATEMENTS

Certain statements contained in this preliminary short form prospectus and the documents incorporated by reference herein, including estimates of future distributable cash flow as well as other statements about anticipated future events or results, are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "targeting" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. The forward-looking statements that are contained in this preliminary short form prospectus and the documents incorporated by reference herein involve a number of risks and uncertainties. As a consequence, actual results might differ materially from results forecast or suggested in these forward-looking statements. Some of these risks and uncertainties are identified under the heading "Business Risks" in the Management's Discussion and Analysis of financial results and financial condition of the Fund for the year ended December 31, 2002 and in this preliminary short form prospectus under the heading "Risk Factors". Additional information regarding these factors and other important factors that could cause results to differ materially may be referred to as part of particular forward-looking statements. The forward-looking statements are qualified in their entirety by reference to the important factors discussed under the heading "Business Risks" in the Management's Discussion and Analysis of financial results and financial condition of the Fund for the year ended December 31, 2002, in this preliminary short form prospectus under the heading "Risk Factors" and to those factors that may be discussed as part of particular forward-looking statements.

SUPERIOR PLUS INCOME FUND

The Fund is an unincorporated trust established under the laws of the Province of Alberta which completed its initial public offering in September, 1996. The principal office of the Fund is 3408, 400 - 3rd Avenue, SW, Calgary, Alberta, T2P 4H2. The Fund was established as a limited purpose trust and its activities are restricted to owning, acquiring, holding and transferring securities of Superior and to certain other ancillary purposes. The Fund makes cash distributions to unitholders of all of the dividend and interest income earned or returns of capital from the common shares and notes of Superior that are held by the Fund, after distributions to debentureholders and provisions for administrative expenses and accounting reserves of the Fund. The Fund owns 100% of the outstanding shares and notes of Superior.

SUPERIOR PLUS INC.

Superior, a corporation amalgamated pursuant to the laws of Canada, has three operating divisions carrying on distinct business activities. Superior Propane is Canada's largest distributor of propane, related products and services. With approximately 1,800 employees, Superior Propane is a national retailer, delivering propane gas and providing services to close to 300,000 customers across Canada. Superior Propane's total sales volumes represent 50-55% of the total estimated Canadian retail propane market. ERCO Worldwide, acquired by Superior in December 2002, is the second largest supplier of sodium chlorate in North America. Sodium chlorate is used mainly to generate chlorine dioxide to bleach wood pulp used in the production of high quality paper products. ERCO Worldwide is the world's largest supplier of modern chlorine dioxide generators and related technology for the pulp and paper industry and is a leader in developing new generators and technology for the water purification and food treatment industries. Superior Energy Management is Superior's natural gas retailing business which began operations in Ontario in mid-2002. Superior Energy Management's current strategy is to focus its marketing efforts on the commercial and light industrial markets in Ontario.

RECENT DEVELOPMENTS

Albchem Acquisition

On August 11, 2003, Superior and the major shareholders of Albchem Holdings Ltd. ("Albchem"), who hold approximately 82% of the outstanding shares, entered into a purchase and sale agreement (the "Agreement") pursuant to which Superior agreed to buy all of the shares of Albchem and the major shareholders agreed to sell all of their shares and to use their reasonable efforts to cause the minority shareholders to sell the remainder of the Albchem shares to Superior for an aggregate purchase price of $120 million, on a debt free basis, subject to certain adjustments (the "Acquisition"). It is a condition of the Acquisition that the minority shareholders of Albchem, who hold approximately 18% of the outstanding shares, agree to sell their shares to Superior on the terms and conditions set forth in the Agreement prior to August 31, 2003. The Acquisition is subject to approval under the *Competition Act* (Canada) (the "Competition Condition") on terms satisfactory to Superior. Superior's obligations under the Agreement are conditional on there being no material damage or destruction by fire or other casualty or appropriation, expropriation or seizure of the whole or any material part of Albchem's assets prior to closing. The Acquisition is also subject to the satisfaction of a number of other typical commercial conditions.

Assuming all of the conditions are satisfied, the effective economic date of the Acquisition will be July 31, 2003 and the closing is scheduled to occur on the earlier of: i) the later of the fifth business day following the satisfaction of the Competition Condition and the fifth business day following determination of the adjusted purchase price, and ii) November 28, 2003 (the "Outside Date"). If the Competition Condition is not satisfied by the Outside Date, the Outside Date is automatically extended until December 28, 2003 and thereafter for successive 30 day periods until either party provides 30 days' written notice to the other that such date should no longer be extended. Either Superior or the shareholders of Albchem may terminate the Agreement if the Competition Condition is not satisfied by the Outside Date.

The purchase price is subject to certain adjustments, including (i) adjustments in favour of the Albchem shareholders for Albchem cash and working capital in excess of $2,500,000 as at July 31, 2003 as well as an amount equal to interest (based on the prime rate of a Canadian chartered bank) on the purchase price attributable to their shares under the Agreement from July 31, 2003 until closing, (ii) adjustments in favour of Superior for Albchem

working capital below $2,500,000 as at July 31, 2003 as well as for certain transaction and rationalization costs incurred by Albchem in connection with the Acquisition, and (iii) adjustments for certain non-ordinary course assets and liabilities. The aggregate purchase price includes the indebtedness of Albchem as at July 31, 2003 which is estimated to be $69 million and which will be paid out of the purchase price as part of closing the Acquisition.

The major shareholders have agreed that, during the period from signing the Agreement until closing, they will cause Albchem to conduct and carry on business in the usual and ordinary course, consistent with past practice.

Albchem owns and operates two sodium chlorate production facilities in Bruderheim, Alberta and Hargrave, Manitoba, supplying its products to customers in North America as well as Australia and the Far East. The acquisition of Albchem would increase ERCO Worldwide's annual sodium chlorate production capacity in North America from 460,000 to 580,000 metric tons and increase ERCO's share of estimated North American production capacity from 23% to 29%. The Acquisition is expected to be accretive to unitholders of the Fund and supports ERCO Worldwide's growth strategy to strengthen its position in North America and to serve the rapidly growing Asian bleached pulp market.

Proposed Reorganization

On May 8, 2003, following unitholder approval, the Fund and Superior successfully completed the internalization of the management and administrative functions of Superior and the Fund. With this completed, the trustees of the Fund and the board of directors of Superior consider it timely and desirable to further improve the governance structure of the Fund and to update certain provisions in the constating documents of the Fund (the "Reorganization").

The primary elements of the Reorganization consist of:

- the consolidation of the trustees of the Fund into the board of directors of Superior and the appointment of a corporate trustee to act as trustee of the Fund. Accordingly, the two current trustees who are not members of the board of directors of Superior are proposed to be elected as board members;
- providing unitholders with the right to elect all of the members of the board of directors of Superior; and
- delegating a broad range of responsibilities and duties in relation to the Fund's affairs, which were previously performed by the Manager and the trustees, to Superior and its board of directors.

As a result of the Reorganization, the management and administrative functions of Superior and the Fund will be substantially consolidated into the board of directors of Superior which will be elected by and accountable to the unitholders of the Fund. The Reorganization also consists of a number of changes to the constating documents of the Fund and Superior to reflect developments that have occurred in the mutual fund trust sector since the inception of the Fund in 1996.

In addition, to further improve the governance of Superior and the Fund, Superior recently appointed Peter A.W. Green, one of Superior's independent directors and the Chairman of the Fund, to act as the lead director of the Superior board of directors.

Unitholders of record of the Fund on August 27, 2003 will be asked to consider and vote on the Reorganization and the election of the two additional directors at a special meeting of unitholders to be held on October 7, 2003. The Reorganization must be approved by 66⅔% of the unitholders that vote on the resolution before it will become effective. The appointment of the directors, which will only proceed if the Reorganization is approved, requires the approval of a majority of the unitholders that vote on such resolution. If the required approvals are received, the Fund anticipates the new constating documents would be signed and become effective on October 7, 2003.

USE OF PROCEEDS

The net proceeds to be received by the Fund from the sale of the Units offered hereby are estimated to be $100,173,875, after deducting the Underwriters' Fees and estimated expenses of the offering of $5,298,625 and $500,000, respectively. The net proceeds to the Fund will be used by the Fund to subscribe for securities of Superior. Superior intends to use the net proceeds, along with additional bank debt, to fund the Acquisition. However, since the Acquisition is not expected to close prior to the closing of the offering, Superior will, in the interim, use the net proceeds to repay a portion of its indebtedness under its revolving term bank credits. If the Acquisition is not completed, the net proceeds will be used for general corporate purposes. See "Relationship Among the Fund, Superior and Certain Underwriters" and "Recent Developments - Albchem Acquisition".

DETAILS OF THE OFFERING

The offering consists of 4,850,000 Units. The Units are offered hereunder at a price of $21.85 per Unit.

The following is a summary of the material attributes and characteristics of the Units. This summary does not purport to be complete and is qualified by reference to the terms of the declaration of trust of the Fund dated August 2, 1996, as amended (the "Declaration of Trust").

The authorized capital of the Fund consists of an unlimited number of Units which may be issued pursuant to the Declaration of Trust. As at the date hereof after giving effect to this offering, approximately 62.62 million Units are issued and outstanding. The holders of Units are entitled to vote at all meetings of holders of Units on the basis of one vote per Unit. Each Unit is transferable and represents an equal undivided beneficial interest in any distributions from the Fund whether of net income, net realized capital gains or other amounts, and in the net assets of the Fund in the event of termination or winding-up of the Fund. Currently, the Fund makes monthly cash distributions to its unitholders. All Units are of the same class with equal rights and privileges. Units are not subject to future calls or assessments. Units are redeemable at any time at the option of the holder on the terms described in the Declaration of Trust. The Fund may issue additional Units and options therefor from time to time on terms and conditions acceptable to the trustees of the Fund.

At no time may more than one half of the outstanding Units be held by non-residents of Canada ("Non-residents") within the meaning of the *Income Tax Act* (Canada). If the trustees become aware that the beneficial owners of 49% or more of the Units are non-residents, they shall not accept a subscription for Units or register a transfer of Units unless the person to receive such Units provides a declaration that they are not a non-resident. If the trustees determine that a majority of the Units are beneficially held by non-residents they may force the non-residents to sell their Units or a portion thereof within a period of not less than 60 days. Currently, the Fund's non-resident ownership is significantly below this threshold.

The Declaration of Trust also provides for, among other things, the calling of meetings of unitholders, the conduct of business thereof, notice provisions, the appointment and removal of the trustees of the Fund and the form of Unit certificates. The Declaration of Trust also provides that no unitholder shall be personally liable to any person in connection with the Fund and the activities of the Fund and all claims against the Fund shall be satisfied out of the assets of the Fund.

It is anticipated that the Offering will close prior to August 31, 2003 which is the record date for the distribution to be paid to unitholders on September 15, 2003. Accordingly, purchasers of Units pursuant to this offering who complete their purchase from the Underwriters prior to August 31, 2003 and who continue to own the Units on such date, will be entitled to receive the distribution payable on or about September 15, 2003. See "Distributions to Unitholders".

CONSOLIDATED CAPITALIZATION OF THE FUND

The following table sets forth the consolidated capitalization of the Fund as at June 30, 2003, both before and after giving effect to the offering and the Acquisition.

Designation	Authorized	As at June 30, 2003 before giving effect to the offering and the Acquisition[5]	As at June 30, 2003 after giving effect to the offering and the Acquisition [5]
Long Term Debt[1][2]	-	$285,500,000	$305,500,000[7]
Series 1, 8% Debentures	$100,000,000	$54,700,862	$54,700,862
Series 2, 8% Debentures	$250,000,000	$249,870,000	$249,870,000
Units[3]	Unlimited	$460,200,000 (60,664,226 Units)	$560,373,875 [4] (65,514,226 Units)
Warrants[6]	3,500,000	$1,300,000 (3,500,000 Warrants)	$1,300,000 (3,500,000 Warrants)

Notes:

(1) As at June 30, 2003, the aggregate balance of revolving term bank credits and term loans was $285.5 million and was comprised of a current portion of $195.5 million and a long term portion of $90.0 million. To date, Superior has not granted any security over its assets in connection with its revolving term bank credits and term loans. See "Relationship Among the Fund, Superior and Certain Underwriters".

(2) The Fund sells, with limited recourse, certain trade accounts receivable on a revolving basis to an entity sponsored by a Canadian chartered bank. As at June 30, 2003, net proceeds of $89.9 million had been received from the sale of receivables under the program and are not included in Long Term Debt amounts shown above.

(3) As at June 30, 2003, the Fund had approximately 1.1 million options issued and outstanding under its trust unit incentive plan.

(4) After the issuance of 4.85 million Units by the Fund for aggregate proceeds of $105,972,500, less the Underwriters' Fee of $5,298,625 thereon and expenses of the issue estimated to be $500,000.

(5) As at June 30, 2003, the Fund's unitholders' equity was $766.1 million, comprised of $54.7 million Series 1, 8% Debentures, $249.9 million Series 2, 8% Debentures, $1.3 million Warrants and $460.2 million of unitholders equity.

(6) Each warrant entitles the holder thereof to acquire one Unit upon exercise and payment of the exercise price of $20.00, subject to adjustment, until May 8, 2008.

(7) Includes estimated bank debt to fund the balance of the Acquisition.

PRICE RANGE AND TRADING VOLUME OF THE UNITS

The following table sets forth the market price ranges and the aggregate volume of trading of the Units on the TSX for the periods indicated.

	High	Low	Volume
2001			
First Quarter	$17.10	$15.50	4,535,380
Second Quarter	$16.45	$13.81	5,556,320
Third Quarter	$16.75	$14.50	3,495,933
Fourth Quarter	$17.50	$15.37	2,973,281
2002			
First Quarter	$18.74	$16.25	4,717,700
Second Quarter	$19.62	$17.50	5,744,327
Third Quarter	$20.00	$17.25	5,309,346
Fourth Quarter	$20.35	$18.16	5,898,033
2003			
First Quarter	$21.49	$18.50	6,141,390
April	$21.59	$19.31	2,412,397
May	$21.73	$20.75	3,140,945
June	$21.68	$20.65	4,256,765
July	$22.50	$21.35	3,017,335
August (1 – 12)	$22.50	$21.62	854,494

On August 12, 2003, the closing price per Unit on the TSX was $21.98.

DISTRIBUTIONS TO UNITHOLDERS

The following per Unit distributions have been paid to unitholders on record dates during the periods referred to below.

	Distribution Per Unit
2001	
First Quarter	$0.590
Second Quarter	$0.330
Third Quarter	$0.350
Fourth Quarter	$0.400
2002	
First Quarter	$0.700
Second Quarter	$0.430
July[(1)]	$0.143
August	$0.143
September	$0.143
October	$0.143
November	$0.143
December	$0.143
2003	
January	$0.160
February	$0.160
March	$0.400
April	$0.160
May	$0.175
June	$0.175
July	$0.175

Note:

(1) In July 2002, the Fund began paying monthly distributions in lieu of quarterly distributions.

The Fund has declared a distribution of $0.175 per Unit to be payable on September 15, 2003 to unitholders of record on August 31, 2003. Purchasers of Units pursuant to this offering will be eligible to receive the distribution payable on September 15, 2003, provided such purchasers complete their purchase from the Underwriters prior to August 31, 2003 and continue to own the Units on such date.

PLAN OF DISTRIBUTION

Subject to the terms and conditions of an underwriting agreement (the "Underwriting Agreement") dated August 13, 2003, among the Fund, Superior, and the Underwriters, the Fund has agreed to issue and sell an aggregate of 4,850,000 Units at a price of $21.85 per Unit to the Underwriters for a total consideration of $105,972,500, and the Underwriters have severally agreed to purchase such Units, as principals, on August 28, 2003, or on such later date as may be agreed upon by the parties to the Underwriting Agreement (the "Closing Date"). In consideration of the services provided in connection with this offering, the Fund will pay the Underwriters a fee of $1.0925 per Unit sold for an aggregate fee of $5,298,625. The offering price of the Units was determined by negotiation among the Fund and Scotia Capital Inc., on its own behalf and on behalf of the remaining Underwriters.

The obligations of the Underwriters under the Underwriting Agreement are several, and not joint, and may be terminated at their discretion on the basis of their assessment of the state of the financial markets and may also be terminated upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of the Units if any are purchased under the Underwriting Agreement. If an Underwriter fails to purchase the Units which it has agreed to purchase, any one or more of the other Underwriters may purchase such Units.

The Fund has been advised by the Underwriters that, in connection with the offering, the Underwriters may effect transactions which stabilize or maintain the market price of the Units at levels above those which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The Fund and certain senior executives of Superior have agreed with the Underwriters that they will not, for the period ending 90 days after the Closing Date, sell or offer to sell any Units, or otherwise lend, transfer or dispose of any securities exchangeable, convertible or exercisable into Units (other than through the exercise of rights to acquire Units) or enter into any swap or other arrangements that transfers to another, in whole or in part, any of the economic consequences of ownership of Units, whether any such transaction is settled by delivery of Units or other such securities, in cash or otherwise, or announce an intention to do any of the foregoing with the exception of, Units issued pursuant to the Fund's trust unit incentive plan, upon the exercise of the Warrants and upon the conversion of any debentures of the Fund, without the consent of Scotia Capital Inc., as lead Underwriter, which consent shall not be unreasonably withheld.

The Fund has applied to list the 4,850,000 Units to be distributed by the Fund under this short form prospectus on the TSX. Listing of the Units to be distributed by the Fund hereunder is subject to the Fund fulfilling all of the listing requirements of the TSX.

The Units have not been and will not be registered under the United States *Securities Act of 1933*, as amended (the "1933 Act") or any state securities laws, and accordingly may not be offered or sold within the United States or to U.S. persons (as such term is defined in Regulation S under the 1933 Act) except in transactions exempt from the registration requirements of the 1933 Act and applicable state securities laws.

In addition, until 40 days after the commencement of this offering, any offer or sale of Units offered hereby within the United States by any dealer (whether or not participating in the offering) may violate the registration requirements of the 1933 Act if such offer or sale is made otherwise than in accordance with Rule 144A under the 1933 Act.

RELATIONSHIP AMONG THE FUND, SUPERIOR AND CERTAIN UNDERWRITERS

Scotia Capital Inc., CIBC World Markets Inc., National Bank Financial Inc., RBC Dominion Securities Inc. and TD Securities Inc. are each, directly or indirectly, a wholly-owned or majority-owned subsidiary of a Canadian chartered bank (collectively, the "Banks") which is a lender to Superior. Consequently, the Fund may be considered to be a connected issuer of each of these Underwriters under applicable securities legislation. The net proceeds to the Fund will be used by the Fund to subscribe for securities of Superior. Superior intends to use the net proceeds, along with additional bank debt, to fund the Acquisition. However, since the Acquisition may not close prior to the closing of the offering, Superior will, in the interim, use the net proceeds to repay a portion of its indebtedness under its revolving term bank credits. If the Acquisition is not completed, the net proceeds will be used for general corporate purposes. See "Use of Proceeds".

As at August 12, 2003, $304.7 million was outstanding under Superior's credit facilities with these lenders. Except as described herein, Superior is in compliance with all material terms of the agreements governing its credit facilities, and none of the lenders has waived any material breach by Superior of such agreements since their execution. The financial position of Superior has not changed substantially since the indebtedness under its credit facilities was incurred.

On May 22, 2003, Standard & Poor's ("S&P") lowered Superior's corporate credit rating to BB+ from BBB- and changed its outlook to stable. Dominion Bond Rating Service confirmed Superior's corporate credit rating at BBB(low) with a stable outlook in January 2003. Superior and the Fund still intend to retain an investment grade financial position to facilitate the efficient execution of its business plan. As a result of the downgrade by S&P, Superior is required by the terms of its credit facilities to provide security to the lenders over all of the assets, property and undertaking of Superior and certain of its subsidiaries. The lenders under Superior's credit facilities have allowed Superior to postpone granting such security until September 2, 2003 so that it can be granted at the same time as the security to be granted in connection with the renewal of its operating bank credit facilities. As a result, Superior intends to provide security over all of its assets, property and undertaking to its lenders under all senior credit facilities by way of a general security agreement in the near future.

The decision to distribute the Units offered hereby and the determination of the terms of the distribution were made through negotiations primarily between the Fund and Scotia Capital Inc., on its own behalf and on behalf of the remaining Underwriters. The lenders under the credit facilities did not have any involvement in such decision or determination, but have been advised of the issuance and the terms thereof. As a consequence of the offering, each of Scotia Capital Inc., CIBC World Markets Inc., National Bank Financial Inc., RBC Dominion Securities Inc. and TD Securities Inc. will receive its share of the Underwriters' Fee and the Banks will, initially, receive an aggregate of approximately $100 million as repayment of a portion of the outstanding indebtedness of Superior to such Banks under Superior's credit facilities. If the Acquisition is completed, Albchem's credit facilities with a Bank, of which Scotia Capital Inc. is a wholly-owned subsidiary, become immediately due and will be repaid on closing of the Acquisition. The aggregate purchase price for the Acquisition includes the amount required to repay this indebtedness which is estimated to be $69 million at July 31, 2003 and which will be paid out of the purchase price as part of closing the Acquisition.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Macleod Dixon LLP and Fraser Milner Casgrain LLP, the following summary describes the principal Canadian federal income tax considerations pursuant to the *Income Tax Act* (Canada) (the "Tax Act") and the regulations thereunder (the "Regulations") generally applicable to a holder who acquires Units pursuant to this offering and who, for purposes of the Tax Act and all relevant times, holds the Units as capital property, is resident of Canada and deals at arm's length with the Fund. Generally, the Units will be considered to be capital property to a holder provided the holder does not hold the Units in the course of carrying on a business of trading or dealing in Units and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. Certain holders who might not otherwise be considered to hold their Units as capital property may, in certain circumstances, be entitled to have them treated as capital property by making the election permitted by subsection 39(4) of the Tax Act. This summary is not applicable to (a) a subscriber that is a "financial institution", as defined in the Tax Act for the purposes of the mark-to-market rules; (b) a subscriber, an interest in which would be a "tax shelter" or a "tax shelter investment" as defined in the Tax Act; or (c) a subscriber that is a "specified financial institution" as defined in the Tax Act. Any such subscriber should consult its own tax advisor with respect to an investment in the Units.

This summary is based upon the provisions of the Tax Act and the Regulations in force as of the date hereof, all specific proposals to amend the Tax Act that have been publicly announced prior to the date hereof (the "Proposed Amendments") and counsels' understanding of the current published administrative practices of the Canada Customs and Revenue Agency. This summary assumes the Proposed Amendments will be enacted in the form proposed, however, no assurance can be given that the Proposed Amendments will be enacted in the form proposed, if at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account any changes in the law, whether by legislative, governmental or judicial action, nor does it take into account provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder or prospective holder of Units, and no representations with respect to the income tax consequences to any holder or prospective holder are made. Consequently, holders and prospective holders of Units should consult their own tax advisors for advice with respect to the tax consequences to them of acquiring Units pursuant to this offering, having regard to their particular circumstances.

Status of the Fund

The Fund currently qualifies as a "unit trust" under the Tax Act. Based on representations from Superior and the Fund, the Fund also qualifies as a "mutual fund trust" under the Tax Act. This summary assumes that the Fund will continue to so qualify at all times for the duration of its existence. In order to qualify as a "mutual fund trust" at any particular time, the Fund must satisfy certain distribution requirements and investment restrictions. The Fund has certain restrictions on its activities and its powers and certain rights against non-resident unitholders such that it is reasonable to expect that these requirements and restrictions will be satisfied. In the event the Fund were

not to so qualify as a mutual fund trust at a particular time, the income tax considerations would be materially different in certain respects from those described herein.

Taxation of the Fund

The Fund is subject to taxation in each taxation year on its income for the year, including net realized taxable capital gains, less the portion thereof that is paid or payable in the year to unitholders and which is deducted by the Fund in computing its income for purposes of the Tax Act. An amount will be considered to be payable in a taxation year to a unitholder if it is paid in the year by the Fund or the unitholder is entitled in the year to enforce payment of the amount. The taxation year of the Fund is the calendar year.

The Fund is required to include in its income for each taxation year all interest on notes of Superior that accrues to the Fund to the end of the year, or that becomes receivable or is received by it before the end of the year, except to the extent that such interest was included in computing its income for a preceding taxation year. Provided that appropriate designations are made by the Fund, all dividends which would otherwise be included in its income as dividends received on the shares of Superior will be deemed to have been received by the unitholders and not to have been received by the Fund. In computing its income for tax purposes the Fund may deduct reasonable administrative, interest and other expenses incurred to earn income and may amortize, over a five year period, the underwriting fees and other expenses of the offering hereunder. Payments to the Fund by Superior in connection with and equal to any reduction of the paid-up capital of the shares of Superior will not be included in calculating the income of the Fund, but will be deducted in calculating the adjusted cost base of the Fund in such shares of Superior held by the Fund.

Under the Declaration of Trust, an amount equal to all of the income of the Fund for each year, (excluding capital gains which may be realized by the Fund upon a distribution in specie of notes and shares of Superior in connection with a redemption of Units) net of the Fund's expenses will be payable to unitholders in the year. Income of the Fund may be used to finance cash redemptions of Units, and accordingly such income so utilized will not be payable or paid to unitholders by way of cash distributions but rather will be payable and paid in the form of additional Units.

Where the Fund distributes notes and shares of Superior to a unitholder on a redemption of Units, the Fund will be deemed to receive proceeds of disposition equal to the fair market value of such property at that time (excluding any accrued interest on the notes), and such distribution may give rise to income or capital gains to the Fund. In addition, the Fund will be required to include in its income any interest that had accrued on the notes so disposed of to the extent not otherwise included in its income for the year of disposition or a previous year. The Fund will be entitled for each taxation year to reduce (or receive a refund in respect of) its liability, if any, for tax on its net taxable capital gains by an amount determined under the Tax Act based on the redemption or retraction of Units during the year (the "Capital Gains Refund"). The Capital Gains Refund in a particular year may not completely offset the Fund's tax liability for such taxation year that may arise upon distributions of property in connection with the redemption of Units. The Declaration of Trust provides that income of the Trust which is required to satisfy any tax liability on the part of the Trust shall not be payable to unitholders.

For the purposes of the Tax Act, the Declaration of Trust generally requires the Trustee to deduct, in computing the Fund's income, the full amount available for deduction in each year to the extent of its taxable income otherwise determined. Therefore, as a result of such deduction from income and the Fund's entitlement to a Capital Gains Refund, it is expected that the Fund will not be liable for any material tax under the Tax Act. However, no assurances can be given in this regard.

Taxation of Unitholders

A unitholder will generally be required to include in computing income for a particular taxation year of the unitholder, the portion of the net income of the Fund for a taxation year, including net realized taxable capital gains, that is paid or payable to the unitholder in that particular taxation year.

Provided that appropriate designations are made by the Fund, such portions of its net taxable capital gains and taxable dividends that are paid or payable to a unitholder will effectively retain their character and be treated as such in the hands of the unitholder for purposes of the Tax Act. Such dividends will be subject, inter alia, to the gross-up and dividend tax credit provisions in respect of individuals, the refundable tax under Part IV of the Tax Act in respect of private corporations and the deduction in computing taxable income in respect of dividends received by taxable Canadian corporations.

The non-taxable portion of any net realized capital gains of the Fund (being one half thereof) that is paid or payable to a unitholder in a year will not be included in computing the unitholder's income for the year. Any other amount in excess of the net income of the Fund that is paid or payable to a unitholder in a year should not generally be included in the unitholder's income for the year. However, where such an amount becomes payable to a unitholder (other than as proceeds of disposition in respect of the redemption of Units) this will give rise to a reduction in the adjusted cost base of the Units held by such unitholder, except to the extent that the amount either was included in the income of the unitholder or was the unitholder's share of the non-taxable portion of the net capital gains of the Fund, the taxable portion of which was designated by the Fund in respect of the unitholder. To the extent that the adjusted cost base of a Unit would otherwise be less than zero, the negative amount will be deemed to be a capital gain realized by the unitholder from the disposition of Units in the year in which the negative amount arises.

The cost to a unitholder of Units acquired pursuant to this offering will equal the purchase price of the Units plus the amount of any other reasonable costs incurred in connection therewith. The cost of Units acquired pursuant to this offering must be averaged with the adjusted cost base of all other Units held by the unitholder at that time as capital property to determine the adjusted cost base to the unitholder of each Unit.

Upon the disposition or deemed disposition by a unitholder of a Unit, whether on a redemption or otherwise, the unitholder will generally realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition are greater (or less) than the aggregate of the unitholder's adjusted cost base of the Unit and any reasonable costs associated with the disposition. Where Units are redeemed and shares or debt of Superior, are distributed *in specie* to a unitholder on the redemption, the proceeds of disposition to the unitholder of the Units will generally be equal to the fair market value of the property so distributed less the amount of any income or capital gain realized by the Fund on the distribution of such property.

A capital loss realized on the disposition of a Unit will generally be reduced by the amount of any non taxable dividends payable to the unitholder and, where the unitholder is a corporation, the amount of any taxable dividends that are deductible by the corporation in computing taxable income. Similar rules apply where the unitholder is a partnership or a trust. Where a unitholder that is a corporation or a trust (other than a mutual fund trust) disposes of a Unit, the unitholder's capital loss from the disposition will generally be reduced by the amount of dividends from taxable Canadian corporations previously designated by the Fund to the unitholder except to the extent that a loss on a previous disposition of a Unit has been reduced by such dividends. Analogous rules apply where a corporation or trust (other than a mutual fund trust) is a member of a partnership that disposes of Units.

One-half of any capital gain realized by a unitholder and the amount of any net taxable capital gains designated by the Fund in respect of the unitholder will be included in the unitholder's income under the Tax Act for the year of disposition as a taxable capital gain. One-half of any capital loss realized on the disposition of a Unit may be deducted against any taxable gains realized by the unitholder in the year of disposition, in the three preceding taxation years or any subsequent taxation year, subject to the detailed rules contained in the Tax Act.

The adjusted cost base of any shares and notes of Superior distributed to a unitholder by the Fund upon a redemption of Units, or upon the termination of the Fund, will be equal to the fair market value of such shares and notes at the time of the distribution less, in the case of the notes, any accrued interest thereon. Such a unitholder will be required to include in income, interest on the notes (including interest that had accrued to the date of the acquisition of the notes by the unitholder) in accordance with the provisions of the Tax Act. To the extent that the unitholder is required to include in income any interest that had accrued to the date of the acquisition of the notes, an offsetting deduction will be available.

A unitholder that is a "Canadian-controlled private corporation" as defined in the Tax Act may be liable to pay additional refundable tax of 6 2/3% on certain investment income including taxable capital gains and interest.

RISK FACTORS

An investment in the Units is subject to certain risks. Investors should carefully consider the risks described under the heading "Business Risks" in the Management's Discussion and Analysis of financial results and financial condition of the Fund for the year ended December 31, 2002 incorporated by reference in this preliminary prospectus prior to making an investment in the Units. Investors should be aware that Albchem is subject to similar business and operational risks as ERCO Worldwide, Superior's pulp chemicals division. These risks are outlined under the heading "Business Risks - Pulp Chemicals Business" in the Management's Discussion and Analysis of financial results and financial condition of the Fund for the year ended December 31, 2002 incorporated by reference in this preliminary prospectus. In addition, investors in Units should also consider the following additional risks.

Competition Approval

The Acquisition is subject to approval under the *Competition Act* (Canada) on terms satisfactory to Superior and either party may terminate the Agreement if such approval is not received on or before the Outside Date. There is no guarantee that Superior will receive such approval or that if such approval is received it will happen prior to the agreement being terminated. There is also no assurance that the any such approval will be on terms satisfactory to Superior, in which case Superior will have the right, and may decide, to terminate the Agreement.

Closing of the Acquisition

The Acquisition is subject to other commercial risks that it may not close on the terms negotiated or at all, including the risk that not all of the minority shareholders will sign the Agreement. In addition, if the Acquisition does not close and the Fund does not utilize the proceeds of the offering to fund additional acquisitions or capital expenditures in a timely manner, the issuance of the Units pursuant to the offering may be dilutive to future cash distributions.

Investment Eligibility

The Fund will endeavour to ensure that the Units continue to be qualified investments for registered retirement savings plans, registered education savings plans, deferred profit sharing plans and registered retirement income funds and that the Units are not foreign property under the Tax Act. No assurance can be given in this regard. The Tax Act imposes penalties for the acquisition or holding of non-qualified or ineligible investments and on excess holdings of foreign property.

Changes in Legislation

There can be no assurance that the treatment of mutual fund trusts will not be changed in a manner which adversely affects unitholders. If the Fund ceases to qualify as a "mutual fund trust" under the Tax Act, the Units will cease to be qualified investments for registered retirement savings plans, registered education savings plans, deferred profit sharing plans and registered retirement income funds.

Nature of Units

The Units do not represent a traditional investment and should not be viewed by investors as shares in Superior. The Units represent a fractional interest in the Fund. The Units do not represent a direct investment in Superior's business. Holders of Units will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions.

The Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Fund is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Unitholder Limited Liability

The Declaration of Trust provides that no unitholder will be subject to any liability in connection with the Fund or its obligations solely in his capacity as a unitholder and no such unitholder shall be liable to indemnify any person with respect to such obligations or liabilities and all such persons shall only have recourse to the Fund's assets to satisfy any claims.

The Declaration of Trust provides that in respect of obligations or liabilities being incurred by the Fund, the trustees shall make all reasonable efforts to include a specific term in such obligations or liabilities that neither the unitholders nor the trustees have any personal liability or obligations therefor. Personal liability may also arise in respect of claims against the Fund that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability of this nature arising is considered unlikely.

The operations of the Fund will be conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability on the unitholders for claims against the Fund.

Redemption Right

It is anticipated that the redemption right will not be the primary mechanism for unitholders to liquidate their investments. Notes and shares which may be distributed *in specie* to unitholders in connection with a redemption will not be listed on any stock exchange and no established market is expected to develop for such notes and shares. Cash redemptions are subject to limitations.

Additional Financing

To the extent that external sources of capital, including public and private markets, become limited or unavailable, the Fund's and Superior's ability to make the necessary capital investments to maintain or expand its current business and to make necessary principal payments under its term credit facilities will be impaired.

ELIGIBILITY FOR INVESTMENT

In the opinion of Macleod Dixon LLP and Fraser Milner Casgrain LLP, based on legislation in effect on the date of this short form prospectus, the Units offered hereby will not be precluded as investments, in each case subject to general investment standards and the satisfaction of additional requirements relating to investment or lending policies, standards, procedures, or goals, under or by the following statutes and where applicable, the relevant regulations:

Cooperative Credit Associations Act (Canada)
Insurance Companies Act (Canada)
Pension Benefits Standards Act, 1985 (Canada)
Trust and Loan Companies Act (Canada)
Employment Pension Plans Act (Alberta)
Loan and Trust Corporations Act (Alberta)
Financial Institutions Act (British Columbia)
The Insurance Act (Manitoba)
The Pension Benefits Act (Manitoba)
The Trustee Act (Manitoba)
Pension Benefits Act, 1992 (Saskatchewan)
Pension Benefits Act (Ontario)
Loan and Trust Corporations Act (Ontario)
An Act respecting insurance (Quebec) (in respect of insurers other than guarantee fund corporations)
Supplemental Pension Plans Act (Quebec)
An Act respecting trust companies and savings companies (Quebec) (for a trust company investing its own funds and deposits it receives and a savings company investing its own funds)

Also, in the opinion of such counsel, based on representations from Superior and the Fund as to certain factual matters, the Units offered hereby will, on the date of closing, be qualified investments under the Tax Act and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans and will not, on the date of closing, be foreign property for the purpose of the Tax Act.

LEGAL MATTERS

Certain legal matters in connection with the issuance and sale of the securities offered hereby will be passed upon on behalf of the Fund by Macleod Dixon LLP and on behalf of the Underwriters by Fraser Milner Casgrain LLP.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Fund are Deloitte & Touche LLP, Chartered Accountants, 3000 Scotia Centre, 700 – 2nd Street, SW, Calgary, Alberta, T2P 0S7.

The transfer agent and registrar for the Units is CIBC Mellon Trust Company at its principal offices in Toronto, Ontario and Calgary, Alberta.

INTERESTS OF EXPERTS

As of the date hereof, the partners and associates of each of Macleod Dixon LLP and Fraser Milner Casgrain LLP, as a group, beneficially own, directly or indirectly, less than 1% of the Units. As of the date hereof, the partners of Deloitte & Touche LLP, as a group, did not beneficially own, directly or indirectly, any of the Units. In addition, none of the aforementioned persons or companies, nor any director, officer or employee of any of the aforementioned persons or companies, is or is expected to be elected, appointed or employed as a director, officer or employee of the Fund or of any associates or affiliates of the Fund, except for Mr. Robert Engbloom, a director of Superior who is a partner at Macleod Dixon LLP, which law firm renders legal services to the Fund.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in several of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

CERTIFICATE OF THE FUND

Date: August 13, 2003

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of each of the provinces of Canada. For the purpose of the Province of Québec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

SUPERIOR PLUS INCOME FUND by:

SUPERIOR PLUS INC.

(Signed)
GEOFFREY N. MACKEY
President and Chief Executive Officer

(Signed)
DERREN NEWELL
Vice-President, Finance

(Signed)
DAVID P. SMITH
Director

(Signed)
JAMES S. A. MACDONALD
Director

CERTIFICATE OF THE UNDERWRITERS

Date: August 13, 2003

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada. For the purpose of the Province of Québec, to our knowledge, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

SCOTIA CAPITAL INC.

(Signed)
ERIC MCFADDEN

CIBC WORLD MARKETS INC.

(Signed)
BRENDA A. MASON

NATIONAL BANK FINANCIAL INC.

(Signed)
ROBERT B. WONNACOTT

RBC DOMINION SECURITIES INC.

(Signed)
ROBERT D. HALLETT

TD SECURITIES INC.

(Signed)
ALEC W. G. CLARK

BMO NESBITT BURNS INC.

(Signed)
AARON M. ENGEN

CANACCORD CAPITAL CORPORATION

(Signed)
STEPHEN J. MULLIE

DESJARDINS SECURITIES INC.

(Signed)
JACQUES LEMAY

FIRSTENERGY CAPITAL CORP.

(Signed)
MATTHEW D. JOSS

HSBC SECURITIES (CANADA) INC.

(Signed)
ROD A. MCISAAC

UNDERWRITING AGREEMENT

August 13, 2003

Superior Plus Income Fund
3408 Canterra Tower
400 – 3rd Avenue S.W.
Calgary, Alberta T2P 4H2

Attention: Geoffrey N. Mackey, in his capacity as the authorized signatory of the trustees of Superior Plus Income Fund and without personal liability

Superior Plus Inc.
3408 Canterra Tower
400 – 3rd Avenue S.W.
Calgary, Alberta T2P 4H2

Attention: Geoffrey N. Mackey
President and
Chief Executive Officer

Dear Sirs:

Re: Primary Offering of Trust Units of Superior Plus Income Fund

We, Scotia Capital Inc., as lead underwriter (the "**Lead Underwriter**") and CIBC World Markets Inc., National Bank Financial Inc., RBC Dominion Securities Inc., TD Securities Inc., BMO Nesbitt Burns Inc., Canaccord Capital Corporation, Desjardins Securities Inc., FirstEnergy Capital Corp. and HSBC Securities (Canada) Inc. (together with the Lead Underwriter, the "**Underwriters**" and each individually an "**Underwriter**"), understand that Superior Plus Income Fund (the "**Fund**") proposes to issue and sell 4,850,000 Trust Units ("**Underwritten Units**") of the Fund.

Based upon the foregoing and subject to the terms, conditions, covenants, representations, warranties and agreements contained herein, the Underwriters hereby severally and not jointly, in the respective percentages hereinafter set forth, offer to purchase from the Fund, and by its acceptance hereof, the Fund agrees to sell to the Underwriters, all but not less than all, of the Underwritten Units at a purchase price of $21.85 per Trust Unit (as defined herein).

In consideration of (i) the Underwriters' agreement to purchase the Underwritten Units and to offer them to the public, which agreement will result from the acceptance of this offer by the addressees hereof; and (ii) the services rendered and to be rendered by the Underwriters in connection with the foregoing, the Fund agrees to pay to the Underwriters at the Closing Time, the Underwriting Fee (as defined below). For greater certainty, the services provided by the Underwriters in connection herewith for which the Underwriters are to receive the Underwriting Fee shall not be subject to the Goods and Services Tax provided for in the *Excise Tax Act* (Canada) and any taxable supplies provided will be incidental to the exempt financial services provided.

DEFINITIONS

In addition to the terms defined above, in this Agreement, the following terms and expressions have the meanings indicated:

"**affiliate**", "**distribution**", "**material change**", "**material fact**", "**misrepresentation**", and "**subsidiary**" in each case means, with respect to circumstances to which the Securities Legislation of a particular jurisdiction applies, an affiliate, distribution, material change, material fact, misrepresentation and subsidiary defined under the Securities Legislation of such jurisdiction and, if not so defined, an affiliate, distribution, material change, material fact, misrepresentation and subsidiary as defined in the *Securities Act* (Alberta);

"**Agreement**" means the agreement resulting from the acceptance by the Fund of the offer made by the Underwriters hereby;

"**Albchem Acquisition**" means the acquisition contemplated by the Albchem PSA;

"**Albchem PSA**" means the purchase and sale agreement dated August 11, 2003 among the shareholders of Albchem Holdings Ltd. and Superior, as amended from time to time;

"**business day**" means a day which is not a Saturday, a Sunday or a statutory or civic holiday in Calgary, Alberta;

"**Closing**" means the completion of the issue and sale by the Fund, and the purchase by the Underwriters, of the Underwritten Units pursuant to this Agreement;

"**Closing Date**" means August 28, 2003 or such other date as the Fund and the Underwriters may agree upon, but in any event not later than September 15, 2003;

"**Closing Time**" means 6:15 a.m. (Calgary time) on the Closing Date or such other time on the Closing Date as the Fund and the Underwriters may agree upon;

"**Declaration of Trust**" means the declaration of trust pursuant to which Superior Plus Income Fund was created under the laws of the Province of Alberta on August 2, 1996, as amended on October 8, 1996 and March 7, 2001;

"**Distribution Period**" means the period commencing on the date hereof and ending on the completion of the distribution of the Underwritten Units;

"**ERCO**" means the pulp chemicals and related business acquired by Superior in December 2002;

"**Exchange**" means the Toronto Stock Exchange;

"**Financial Information**" has the meaning given to it in section 2.1(c)(i);

"**Fund**" means Superior Plus Income Fund and, for greater certainty, the term "Fund" includes the Trustees and, where any reference is made herein to an act to be performed by or for or on behalf of the Fund, such reference shall be construed and applied for all purposes as if it referred to an act performed by or for or on behalf of the Trustees or any authorized representative of the Trustees, each in his respective capacity as trustee of the Fund, and not in his personal capacity, and, where any reference is made herein to an act to be performed by or for or on behalf of any of the Trustees, such reference shall be construed and applied for all purposes as if it referred to

an act to be performed by or for or on behalf of each of the Trustees or any authorized representative of the Trustees in his capacity as a trustee or authorized representative of the Fund, and not in his personal capacity;

"**Lead Underwriter**" means Scotia Capital Inc.;

"**MRRS Decision Document**" means a decision document issued in accordance with the Mutual Reliance Review System in respect of the distribution of the Underwritten Units;

"**Mutual Reliance Review System**" means the mutual reliance review system provided for under National Policy No. 43-201 of the Canadian Securities Administrators;

"**notice**" has the meaning given to it in section 19;

"**Preliminary Prospectus**" means the English and French language versions (unless the context indicates otherwise) of the preliminary short form prospectus of the Fund expected to be dated August 13, 2003 relating to the distribution of the Underwritten Units and, unless the context otherwise requires, includes all documents incorporated therein by reference;

"**Prospectus**" means the English and French language versions (unless the context indicates otherwise) of the final short form prospectus of the Fund relating to the distribution of the Underwritten Units and, unless the context otherwise requires, includes all documents incorporated therein by reference;

"**Prospectus Amendment**" means the English and French language versions (unless the context indicates otherwise) of any amendment to the Preliminary Prospectus, the Prospectus or any amendment to any document incorporated therein by reference, any amending or supplemental prospectus and any other similar document;

"**Public Record**" means all information filed by or on behalf of the Fund with the Securities Commissions including, without limitation, the Preliminary Prospectus and the Prospectus and any other information filed with any Securities Commission in compliance, or intended compliance, with any applicable Securities Legislation;

"**Qualifying Provinces**" means all of the provinces of Canada;

"**Securities Commissions**" means the securities commissions or other securities regulatory authorities in the Qualifying Provinces;

"**Securities Legislation**" means all securities laws, rules, regulations, instruments, notices, policies, blanket orders and rulings applicable to the distribution of the Underwritten Units;

"**SEDAR**" has the meaning ascribed to it in section 1.2(a);

"**Selling Dealer Group**" means the dealers and brokers other than the Underwriters who participate in the offer and sale of the Underwritten Units pursuant to this Agreement;

"**Superior**" means Superior Plus Inc., a wholly-owned subsidiary of the Fund;

"**Transfer Agent**" means CIBC Mellon Trust Company, as registrar and transfer agent of the Fund duly registered to carry on the business of a trust corporation in each of the provinces of Canada;

"**Trust Units**" means units of the Fund, each unit representing an equal undivided beneficial interest in the Fund;

"**Trustee**" means, at any time, a person who is, in accordance with the provisions of the Declaration of Trust, a trustee of the Fund;

"**Underwriters**" means, collectively, the Lead Underwriter, CIBC World Markets Inc., National Bank Financial Inc., RBC Dominion Securities Inc., TD Securities Inc., BMO Nesbitt Burns Inc., Canaccord Capital Corporation, Desjardins Securities Inc., FirstEnergy Capital Corp. and HSBC Securities (Canada) Inc.;

"**Underwriting Fee**" means 5.0% of the aggregate purchase price for the Underwritten Units; and

"**Underwritten Units**" has the meaning ascribed to it in the first paragraph of this Agreement.

TERMS AND CONDITIONS

1. Compliance with Securities Laws

1.1 The Fund and Superior shall, prior to the filing of the Preliminary Prospectus and thereafter and prior to the filing of the Prospectus, allow the Underwriters to participate fully in the preparation of the Preliminary Prospectus and the Prospectus (excluding the documents incorporated therein by reference) and such other documents as may be required under applicable Securities Legislation to qualify the distribution of the Underwritten Units in the Qualifying Provinces and the Fund and Superior shall allow the Underwriters to conduct all due diligence which the Underwriters may reasonably require in order to confirm that the Public Record is accurate and current in all material respects, to fulfil the Underwriters' obligations as agents and underwriters, and to enable the Underwriters to responsibly execute the certificate in the Preliminary Prospectus and the Prospectus required to be executed by the Underwriters.

1.2 The Fund shall, as soon as possible:

(a) through the System for Electronic Document Analysis Retrieval ("**SEDAR**"), file by 5:00 p.m. Calgary time on August 13, 2003 with the Securities Commissions (in English and French, as appropriate), the Preliminary Prospectus and all such other documents as may be required under applicable Securities Legislation and the Mutual Reliance Review System and designate the Province of Alberta as the designated and principal jurisdiction; and

(b) obtain a preliminary MRRS Decision Document for the Preliminary Prospectus with respect to each of the Qualifying Provinces and dated not later than August 13, 2003 in the Province of Alberta.

1.3 The Fund shall file through SEDAR the Prospectus and other documents required under applicable Securities Legislation with the Securities Commissions (in English and French, as appropriate) and shall use its reasonable best efforts to obtain an MRRS Decision Document for the Prospectus with respect to each of the Qualifying Provinces, and otherwise fulfill all legal requirements to enable the Underwritten Units to be offered and sold to the public in each of the Qualifying Provinces by or through the Underwriters or any other investment dealer or broker who is registered in the applicable Qualifying Province, is a member of the Selling Dealer Group and complies with applicable securities legislation, not later than August 20, 2003 (or such later date as may be agreed to in writing by the Underwriters and the Fund).

1.4 The Fund shall, during the Distribution Period, promptly take or cause to be taken all additional steps and proceedings for which it has responsibility or control that from time to time may be required under applicable Securities Legislation to continue to qualify the Underwritten Units for distribution in each of the Qualifying Provinces or, in the event that the Underwritten Units have, for any reason, ceased to so qualify, to again qualify the Underwritten Units for distribution in each of the Qualifying Provinces.

1.5 Each of the Underwriters, within the Distribution Period, will notify the Lead Underwriter and the Lead Underwriter will notify the Fund, as soon as possible, in writing, when, in its opinion, distribution of the Underwritten Units has terminated. Each of the Underwriters will notify the Lead Underwriter and the Lead Underwriter will notify the Fund, in writing, of the amount of the Underwritten Units sold in each Qualifying Province as soon as possible after the Closing Date where such breakdown is required for the purpose of calculating fees payable to Securities Commissions.

2. Delivery of Prospectus and Related Documents

2.1 The Fund shall deliver or cause to be delivered to the Underwriters and the Underwriters' counsel the documents set out below at the respective times indicated:

(a) prior to or contemporaneously, as nearly as practicable, with the filing with the Securities Commissions of each of the Preliminary Prospectus and the Prospectus:

(i) copies of the Preliminary Prospectus and the Prospectus, each in the English and French languages, signed by the Fund as required by applicable Securities Legislation; and

(ii) copies of any documents incorporated by reference therein which have not previously been delivered to the Underwriters;

(b) as soon as they are available, copies of the English and French language versions, as applicable, of any Prospectus Amendment required to be filed under applicable

Securities Legislation, signed by the Fund as required by applicable Securities Legislation and including, in each case, copies of any documents or information incorporated by reference therein which have not been previously delivered to the Underwriters;

(c) at the time of the delivery to the Underwriters of the French language version of each of the Preliminary Prospectus and the Prospectus:

(i) opinions of counsel in Quebec addressed to the Fund and the Underwriters and their respective counsel and dated the date of the Preliminary Prospectus or Prospectus, as the case may be, to the effect that the French language version thereof and of any documents incorporated therein by reference (except for any financial statements and financial information regarding the Fund and ERCO which are the subject of the opinion of the auditors referred to below (the "**Financial Information**"), as to which no opinion need be expressed by Quebec counsel) are in all material respects a complete and proper translation of the English language version thereof and that such English and French language versions are not susceptible to any materially different interpretation with respect to any matter contained therein; and

(ii) an opinion of the Fund's auditor, and in respect of the historical financial statements and financial information regarding ERCO, the auditors of ERCO addressed to the Fund and the Underwriters, and their respective counsel, and dated the date of the Preliminary Prospectus or Prospectus, as the case may be, to the effect that the French language version of the Financial Information set forth therein or incorporated therein by reference is in all material respects a complete and proper translation of the English language version thereof and that such English and French language versions are not susceptible to any materially different interpretation with respect to any matter contained therein;

(d) at the time of delivery to the Underwriters of the Prospectus pursuant to this section 2.1, a comfort letter from the Fund's auditor and the auditors of ERCO dated the date of the Prospectus and addressed to the Underwriters and the Fund and reasonably satisfactory in form and substance to the Underwriters, with respect to the financial and accounting information in respect of the Fund and ERCO and other numerical data contained in or incorporated by reference in the Prospectus, which comfort letter shall be based on a review by the auditors having a cut-off date not more than two business days prior to the date of the comfort letter and shall be in addition to any comfort letters which must be filed with Securities Commissions pursuant to applicable Securities Legislation; and

(e) at the time of the filing of the Prospectus, a letter from the Exchange advising the Fund that conditional listing approval for the Underwritten Units has been granted.

Opinions or comfort letters similar to the foregoing shall be provided to the Underwriters with respect to any filed Prospectus Amendment and any other relevant document that may be translated into the French language at the time the same is presented to the Underwriters for their signature or, if the Underwriters' signature is not required, at the time the same is filed. All such opinions or comfort letters shall be in form and substance reasonably satisfactory to the Underwriters and their counsel.

2.2 The Fund shall, as soon as possible but in any event not later than:

(a) noon (local time at the place of delivery) on the second business day following the filing of the Preliminary Prospectus, with respect to the Preliminary Prospectus; and

(b) noon (local time at the place of delivery) on the second business day following the filing of the Prospectus, with respect to the Prospectus; and

(c) noon (local time at the place of delivery) on the next business day following the filing of any Prospectus Amendment (if applicable),

cause to be delivered to the Underwriters, without charge, commercial copies of the Preliminary Prospectus, the Prospectus and any Prospectus Amendment in such numbers and in such Canadian cities, as applicable, as the Underwriters may reasonably request by written instructions to the printer thereof given no later than the time when the Fund authorizes the printing of the commercial copies of such documents.

2.3 The Fund shall cause to be provided to the Underwriters such number of copies of any documents incorporated by reference in the Preliminary Prospectus, the Prospectus or any Prospectus Amendment as the Underwriters may reasonably request for use in connection with offering the Underwritten Units in the Qualifying Provinces.

3. Delivery Constitutes Representation and Consent

3.1 Delivery of the Preliminary Prospectus, the Prospectus and any Prospectus Amendment shall constitute a representation and warranty by the Fund to the Underwriters that at the time of delivery:

(a) all information and statements (except information and statements relating solely to the Underwriters) contained therein are true in all material respects and contain no misrepresentation and constitute full, true and plain disclosure of all material facts relating to the Underwritten Units;

(b) no material fact or information has been omitted from such document which is required to be stated therein or is necessary to make the statements or information contained therein not misleading in light of the circumstances in which they were made; and

(c) such document complies in all material respects with the requirements of applicable Securities Legislation.

3.2 Such deliveries shall also constitute the consent and authorization of the Fund to the use by the Underwriters and the Selling Dealer Group of the Preliminary Prospectus, the Prospectus and any Prospectus Amendment, as the case may be, in connection with the distribution of the Underwritten Units in compliance with this Agreement.

4. Representations and Covenants of Underwriters

4.1 The Underwriters shall offer the Underwritten Units for sale to the public, directly and through the Selling Dealer Group, in compliance with all applicable laws, including Securities Legislation and upon the terms and conditions set forth in the Prospectus, any Prospectus Amendment and this Agreement. The Underwriters will not solicit offers to purchase nor sell the Underwritten Units so as to require registration of the Underwritten Units or the filing of a prospectus, registration statement or other notice or document with respect to the distribution of the Underwritten Units under the laws of any jurisdiction other than the Qualifying Provinces, and will require each other Selling Dealer Group member to agree with the Underwriters not to so solicit or sell. In particular, the Underwriters acknowledge that the Underwritten Units have not been and will not be registered under the United States Securities Act of 1933 and may not be offered or sold within the United States. The Underwriters shall be entitled to assume that the Underwritten Units are qualified for distribution in any Qualifying Province where a receipt for the Prospectus has been obtained from the applicable Securities Commission (including pursuant to the MMRS Decision Document issued by the Alberta Securities Commission under the MRRS for the Prospectus) following the filing of the Prospectus unless the Underwriters receive notice to the contrary from the Fund or the applicable Securities Commission. The Underwriters shall use all reasonable efforts to complete and to cause the Selling Dealer Group to complete the distribution of the Underwritten Units as soon as possible after the Closing Time, subject to the termination provisions contained herein.

4.2 The Underwriters shall promptly and in accordance with all applicable laws deliver one copy of the Prospectus (together with any Prospectus Amendment required to be provided) to each purchaser of Underwritten Units.

4.3 Notwithstanding the foregoing provisions of this section 4, no Underwriter shall be liable to the Fund or Superior under this section 4 with respect to a default by another Underwriter or Selling Dealer Group member under this section 4 if the Underwriter is not also in default.

5. Material Change During Distribution

5.1 During the Distribution Period, the Fund shall promptly notify the Lead Underwriter in writing of:

(a) any change (actual, anticipated, contemplated or threatened, financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise), capital, ownership or control of the Fund, Superior, or any of their

respective subsidiaries, that would be material to the Fund, Superior, or any of their respective subsidiaries taken as a whole; and

(b) any change in any material fact or any misstatement of any material fact contained in the Preliminary Prospectus, the Prospectus or any Prospectus Amendment, or the existence of any new material fact not disclosed in the Preliminary Prospectus, the Prospectus or any Prospectus Amendment,

which change, misstatement or new material fact is, or may be, of such a nature as to render the Preliminary Prospectus, the Prospectus or any Prospectus Amendment misleading or untrue or would result in a misrepresentation therein or would result in the Preliminary Prospectus, the Prospectus or any Prospectus Amendment not complying in any material respect with the Securities Legislation in the Qualifying Provinces or which change, misstatement or new material fact would reasonably be expected to have a material effect on the market price or value of the Underwritten Units.

5.2 The Fund shall promptly, and in any event within any applicable time limitation, comply, to the reasonable satisfaction of the Underwriters, with all such applicable filings and other requirements under the Securities Legislation in the Qualifying Provinces and the rules and by-laws of the Exchange arising as a result of such change, misstatement or new material fact referred to in section 5.1, provided that the Fund shall not file any Prospectus Amendment or other document relating to the Underwritten Units without first obtaining the approval of the Underwriters, after consultation with the Underwriters with respect to the form and content thereof, which approval will not be unreasonably withheld or delayed. The Fund and Superior shall in good faith discuss with the Underwriters any such fact, misstatement or new material fact (actual, contemplated or threatened, financial or otherwise) which is of such a nature that there is reasonable doubt whether written notice need be given under this section 5. The Fund and Superior shall allow the Underwriters to conduct all "due diligence" investigations which, in the reasonable opinion of the Underwriters, are required in order to responsibly execute any certificate required to be executed by the Underwriters in any Prospectus Amendment. The Fund shall promptly deliver or cause to be delivered to each of the Underwriters and the Underwriters' counsel a copy of each Prospectus Amendment, signed as required by applicable Securities Legislation by all parties other than the Underwriters, as well as opinions and letters with respect to each such Prospectus Amendment to the same effect as those referred to in section 2 and dated the date of such Prospectus Amendment.

6. Representations, Warranties and Covenants of the Fund and Superior

Each of the Fund and Superior represents and warrants to each of the Underwriters, and acknowledges that the Underwriters are relying upon such representations and warranties in purchasing the Underwritten Units, as follows:

(a) The Declaration of Trust is a legal, valid and binding obligation of the Trustees enforceable against them by the beneficiaries of the Fund in accordance with the terms of the Declaration of Trust subject to bankruptcy, insolvency and other laws affecting the rights of creditors generally and the qualifications that equitable

remedies may be granted only in the discretion of a court of competent jurisdiction and that rights to indemnity and waiver of contribution may be limited by applicable law.

(b) The Fund is an open-ended, limited purpose trust duly created pursuant to the Declaration of Trust, validly existing and governed by the laws of the Province of Alberta and the Fund has full right, power and authority to enter into and perform its obligations under this Agreement.

(c) Superior and each of its subsidiaries is a corporation duly incorporated or amalgamated, as the case may be, and organized and validly existing under the laws of its jurisdiction of incorporation, is duly qualified to carry on its business and is in good standing in each jurisdiction in which the conduct of its business or the ownership, leasing or operation of its property and assets requires such qualification, and has all requisite corporate power and authority to carry on its business, to own, lease and operate its property and assets and, in the case of Superior, to execute, deliver and perform its obligations under this Agreement and the Albchem PSA.

(d) This Agreement has been duly authorized, executed and delivered by the Fund and constitutes a legal, valid and binding obligation of the Fund enforceable against the Fund in accordance with its terms subject to bankruptcy, insolvency and other laws affecting the rights of creditors generally and the qualifications that equitable remedies may be granted only in the discretion of a court of competent jurisdiction and that rights to indemnity and waiver of contribution may be limited by applicable law.

(e) This Agreement has been duly authorized, executed and delivered by Superior and is a legal, valid and binding obligation of Superior enforceable against Superior in accordance with its terms subject to bankruptcy, insolvency and other laws affecting the rights of creditors generally and the qualifications that equitable remedies may be granted only in the discretion of a court of competent jurisdiction and that rights to indemnity and waiver of contribution may be limited by applicable law.

(f) Each of Superior and its subsidiaries has conducted and is conducting its business in compliance in all material respects with all applicable laws, rules and regulations of each jurisdiction in which its business is carried on and holds all material licences, permits, approvals, consents, certificates, registrations and authorizations (whether governmental, regulatory or otherwise) to enable its business to be carried on as now conducted and its property and assets to be owned, leased and operated, and the same are validly existing and in good standing and, except as disclosed in the Preliminary Prospectus, the Prospectus and any Prospectus Amendment, as the case may be, none of the same contains any term, provision, condition or limitation which has or may have a materially adverse effect on the operation of its business as now carried on or as proposed to

be carried on, including, without limitation, after giving effect to the transactions contemplated by the Albchem PSA.

(g) The authorized capital of the Fund consists of an unlimited number of Trust Units, of which 62,163,573 Trust Units are validly issued as of August 12, 2003, and, except in respect of:

(i) the Trust Units issuable upon conversion of the outstanding 8.00% convertible extendible unsecured subordinated debentures of the Fund maturing on July 31, 2007;

(ii) the Trust Units issuable upon conversion of the outstanding 8.00% unsecured subordinated convertible debentures of the Fund maturing on November 1, 2008;

(iii) an aggregate of 1,031,636 options to purchase Trust Units outstanding under the Fund's trust unit incentive plan;

(iv) 3,500,000 Trust Units, subject to adjustment pursuant to the terms thereof, issuable upon the exercise of the outstanding warrants of Fund expiring on May 8, 2008; and

(v) as otherwise disclosed in or contemplated by the Preliminary Prospectus, the Prospectus and any Prospectus Amendment, as the case may be,

no person or other entity has any agreement, option, right or privilege (whether pre-emptive or contractual) capable of becoming an agreement for or the right to purchase any of the issued or unissued securities of the Fund.

(h) All of the issued and outstanding shares of Superior have been validly issued and are outstanding as fully paid and non-assessable and all of the unsecured subordinated notes (the "**Shareholder Notes**") issued by Superior have been validly issued and all such outstanding shares and notes have the characteristics described in the Preliminary Prospectus, the Prospectus and any Prospectus Amendment.

(i) The Fund is the registered and beneficial holder of all of the issued and outstanding shares and Shareholder Notes issued by Superior, free and clear of all mortgages, charges, pledges, security interests, encumbrances, claims or demands whatsoever other than as described in the Prospectus and, except as disclosed in or contemplated by the Preliminary Prospectus, the Prospectus and any Prospectus Amendment, no person or other entity has or will have any agreement, option, right or privilege (whether pre-emptive or contractual) capable of becoming an agreement for or right to purchase from the Fund or Superior all or any issued or unissued shares or other securities of Superior.

(j) The execution, delivery, performance of and compliance by the Fund with the terms of this Agreement and the issuance, sale and delivery of the Underwritten Units as described in and contemplated by the Preliminary Prospectus, the Prospectus and any Prospectus Amendment will not result in a breach of, and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of, and will not conflict with any of the terms, conditions or provisions of, the Declaration of Trust, any indenture, agreement or instrument to which the Fund is a party or by which the Fund is contractually bound.

(k) The execution, delivery, performance of and compliance by Superior with the terms of this Agreement and the Albchem PSA do not and will not result in a breach of, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of, and do not and will not conflict with any of the terms, conditions or provisions of, its articles, by-laws or resolutions of its shareholders or directors (or any committee thereof), or any indenture, agreement or instrument to which it is a party or by which it is contractually bound.

(l) Each of the Fund and Superior is not aware of any legislation which it anticipates may materially and adversely affect (as applicable) the business, affairs, operations, assets, liabilities (contingent or otherwise) or prospects of any of the Fund, Superior or its subsidiaries, including, without limitation, after giving effect to the transactions contemplated by the Albchem PSA.

(m) Other than set forth in the Preliminary Prospectus and Prospectus, there is no action, proceeding or investigation (whether or not purportedly on behalf of any of the Fund, Superior or its subsidiaries), or, to the knowledge of the Fund or Superior or its subsidiaries, pending or threatened against or affecting any of the Fund, Superior or its subsidiaries, at law or in equity or before or by any federal, provincial, municipal or other governmental department, commission, board or agency, domestic or foreign, which could in any way materially adversely affect any of the Fund, Superior or its subsidiaries, or the condition (financial or otherwise) of the Fund, Superior or its subsidiaries, taken as a whole, or which questions the validity of the issuance, sale or delivery of the Underwritten Units or of any action taken or to be taken by the Fund pursuant to or in connection with this Agreement or any agreement contemplated hereby.

(n) Other than as disclosed in the Preliminary Prospectus, the Prospectus and any Prospectus Amendment, Superior and its subsidiaries are in compliance with all material covenants under, and no material default on the part of any of such parties exists under, any instrument securing or otherwise relating to any indebtedness of Superior or its subsidiaries, which in any case materially adversely affects, or would reasonably be expected to have a material adverse effect on, the market price or value of the Underwritten Units.

(o) All of the financial statements (audited and unaudited) contained in the documents incorporated by reference in the Preliminary Prospectus, the

Prospectus and any Prospectus Amendment are, as at their respective dates, complete and correct in all material respects, were prepared in accordance with Canadian generally accepted accounting principles or, in the case of ERCO, U.S. generally accepted accounting principles, as applicable, consistently applied and present fairly in all material respects the financial position of the entities to which such financial statements relate as at the date and for the periods stated therein.

(p) The Fund qualifies as a mutual fund trust and a registered investment under the *Income Tax Act* (Canada) and the Fund and Superior will conduct themselves so as to continue to qualify the Fund as a mutual fund trust and a registered investment under the *Income Tax Act* (Canada), including (in the case of the Fund) by limiting its activities to investing in property in which a mutual fund trust is permitted by the *Income Tax Act* (Canada) to invest, and the Fund does not and will not carry on any business.

(q) Other than as disclosed in the Preliminary Prospectus, the Prospectus and any Prospectus Amendment, there are no contingent liabilities affecting the Fund, Superior or its subsidiaries which are material to the Fund, Superior and its subsidiaries taken as a whole.

(r) Superior has and, after giving effect to the Albchem Acquisition will have, good title to all of its material assets and undertakings (for the purpose of this clause, the foregoing is referred to as the "**Interest**") and its Interest is free and clear of adverse claims, except as disclosed in the Preliminary Prospectus, the Prospectus and any Prospectus Amendment or those arising in the ordinary course of business, which are not material in the aggregate.

(s) The proceeds received from the offering will be used substantially in the manner described in the Preliminary Prospectus, the Prospectus and any Prospectus Amendment.

(t) CIBC Mellon Trust Company, at its principal office in the City of Calgary, Alberta, is the duly appointed transfer agent of the Trust Units.

(u) Since December 31, 2002, other than as disclosed in the Preliminary Prospectus, the Prospectus and any Prospectus Amendment:

(i) there has not been any material change (actual, anticipated, proposed or prospective, whether financial or otherwise) in the investments, affairs, assets or liabilities (contingent or otherwise) of the Fund, Superior or their subsidiaries taken as a whole that has not been publicly disclosed;

(ii) there has not been any material change in the equity capitalization or long-term or short-term debt of the Fund or Superior that has not been publicly disclosed;

(iii) there has not been any material change in the business, business prospects, condition (financial or otherwise) or results of the operations of the Fund, Superior or its subsidiaries taken as a whole that has not been publicly disclosed; and

(iv) except as has been publicly disclosed, the Fund, Superior and its subsidiaries have carried on their businesses in the ordinary course and in the manner described in the Preliminary Prospectus, the Prospectus and any Prospectus Amendment.

(v) The Fund is a "reporting issuer" in the applicable provinces of Canada and is not in default under Securities Legislation in such provinces. In particular, without limiting the foregoing, the Fund is in material compliance with its obligations to make timely disclosure of all material changes relating to it and since December 31, 2002 (other than in respect of material change reports filed on a confidential basis and thereafter made public or material change reports filed on a confidential basis and in respect of which the material change never came to fruition) no such disclosure has been made on a confidential basis and there is no material change relating to the Fund which has occurred and with respect to which the requisite material change report has not been filed, except in respect of the Albchem Acquisition which will be filed within the time required by applicable law, and in any event prior to filing the Prospectus.

(w) The Fund, Superior and its subsidiaries have filed all federal, provincial, state, local and foreign tax returns that are required to be filed or have requested extensions thereof (except in any case in which the failure so to file would not have a material adverse effect on the assets and properties, business, results of operations, prospects or condition (financial or otherwise) of such entities, taken as a whole) and have paid all taxes required to be paid by it and any other assessment, fine or penalty levied against it, to the extent that any of the foregoing is due and payable, except for any such assessment, fine or penalty that is currently being contested in good faith.

(x) Neither the Fund, Superior nor its subsidiaries is in default in the observance or performance of any term or obligation to be performed by it under any contract entered into which is material to it and no event has occurred which with notice or lapse of time or both would directly or indirectly constitute such a default, in any such case which default or event would have a material adverse effect on its assets or properties, business, results of operations, prospects or condition (financial or otherwise).

(y) The outstanding Trust Units are listed and posted for trading on the Exchange.

(z) The Preliminary Prospectus, the Prospectus and any Prospectus Amendment will contain in all material respects the disclosure required by all requirements of applicable Securities Legislation.

(aa) Other than the Underwriters and the Selling Dealer Group, there is no person acting or purporting to act at the request of the Fund or Superior who is entitled to any brokerage or agency fee in connection with the sale of the Underwritten Units.

(bb) The books and records of the Fund and Superior made available to the Underwriters, or their counsel, in connection with their due diligence investigations for the periods from their respective dates of creation, incorporation or amalgamation, as the case may be, to the date of examination thereof are the original books and records of the Fund and Superior and contain copies of all proceedings of the Trustees, unitholders, shareholders, the board of directors and all committees of the board of directors of such entities and there have been no other meetings, resolutions or proceedings of the unitholders, Trustees, shareholders, board of directors or any committee of the board of directors to the date of review of such records and books not reflected in such books and other records other than those which have been disclosed to the Underwriters.

(cc) The Underwritten Units will, at the Closing Time, have been duly created and be duly and validly issued as fully paid and non-assessable securities of the Fund.

(dd) Deloitte & Touche LLP, the auditor of the Fund and ERCO, are independent public accountants as required under applicable Securities Legislation and there has not been any disagreement (within the meaning of National Policy Statement No. 31) since December 31, 2002 with the auditor of the Fund and ERCO.

(ee) For the period commencing on the date hereof and ending 90 days after the Closing Date, the Fund shall not, directly or indirectly, sell or offer to sell any Trust Units, or otherwise offer to sell, lend, transfer or dispose of any securities exchangeable, convertible or exercisable into Trust Units, or enter into any swap or other arrangement that transfers to another person, in whole or in part, any of the economic consequences of ownership of Trust Units, whether any such transaction is settled by delivery of Trust Units or such other securities, in cash or otherwise, or announce an intention to do any of the foregoing with the exception of Units issued pursuant to the Fund's unit incentive plan, upon the exercise of the warrants of the Fund and upon the conversion of any debentures of the Fund, without the prior written consent of the Lead Underwriter, which consent shall not be unreasonably withheld.

(ff) The Fund and Superior have caused each of Grant Billing, Geoffrey N. Mackey and W. Mark Schweitzer to furnish to the Lead Underwriter, a letter or letters, substantially in the form set forth in Schedule A hereto, pursuant to which each such person shall agree, that for the period commencing on the date hereof and ending 90 days after the Closing Date, they shall not, directly or indirectly, sell or offer to sell any Trust Units, or otherwise offer to sell, lend, transfer or dispose of any securities exchangeable, convertible or exercisable into Trust Units (other than the exercise of rights to acquire Trust Units) or enter into any swap or other arrangement that transfers to another person, in whole or in part, any of the

economic consequences of ownership of Trust Units, whether any such transaction is settled by delivery of Trust Units or such other securities, in cash or otherwise, or announce an intention to do any of the foregoing, without the prior written consent of the Lead Underwriter, which consent shall not be unreasonably withheld.

(gg) The Fund is eligible to use the prompt offering qualification system and procedures established pursuant to NI 44-101. The Fund has fulfilled all requirements to be fulfilled by the Fund, including the filing of the documents and all other continuous disclosure materials required to be filed pursuant to applicable Securities Legislation, but excluding the preparation and filing of the Preliminary Prospectus and the Prospectus, to enable the Underwritten Units to be offered for sale and sold to the public in all Qualifying Provinces through registrants who have complied with the relevant provisions of applicable Securities Laws.

(hh) The Fund is able to pay its declared distribution for the month of July 2003 payable on or about August 15, 2003.

(ii) The Preliminary Prospectus, the Prospectus and any Prospectus Amendment will contain a true description of the Albchem Acquisition in all respects material to the Fund and Superior.

7. Closing

7.1 The closing of the purchase and sale of the Underwritten Units shall take place at the Closing Time at the offices of Macleod Dixon LLP, 3700, 400 – 3rd Avenue S.W. in Calgary, Alberta, or at such other time and place as may be agreed to in writing by the parties hereto.

7.2 At the Closing Time:

(a) the Fund shall deliver one or more definitive certificates representing in the aggregate the Underwritten Units registered in the name of Scotia Capital Inc., or in such other name or names as the Underwriters shall notify the Fund in writing not less than 24 hours prior to the Closing Time;

(b) the Fund shall deliver to the Lead Underwriter, on behalf of all of the Underwriters, a direction to deduct the aggregate Underwriting Fee from the gross proceeds of the sale of the Underwritten Units purchased by the Underwriters hereunder at the Closing Time;

(c) the Lead Underwriter will cause to be sent to the Fund by wire transfer or bank transfer, on behalf of the Underwriters, the aggregate purchase price for the Underwritten Units sold hereunder by the Fund net of the amount of the Underwriting Fee as contemplated in Section 7.2(b) to an account as notified to the Underwriters by the Fund not less than 24 hours prior to the Closing Time.

8. Closing Conditions

The Underwriters' obligation to purchase the Underwritten Units at the Closing Time shall be subject to the following conditions, which conditions are for the sole benefit of the Underwriters and may be waived in writing in whole or in part by the Underwriters in their discretion:

(a) prior to the Closing Date, the Fund shall have made and/or obtained the necessary filings, approvals, consents and acceptances required to be made or obtained by the Fund under applicable Securities Legislation (including the receipt of all approvals from the Exchange) in connection with the offering of the Underwritten Units on terms which are acceptable to the Fund and the Underwriters, acting reasonably;

(b) all authorizations and approvals shall have been obtained by the Fund and Superior for the execution, delivery and performance by such parties of this Agreement and for the issuance and sale of the Underwritten Units;

(c) the Underwritten Units shall have been conditionally approved for listing and the Fund shall have provided to the Underwriters evidence that the Underwritten Units will be posted for trading on the Exchange at the opening of trading on the Closing Date, subject to fulfillment of customary conditions;

(d) each of the Fund and Superior shall deliver to the Underwriters, at the Closing Time, a separate certificate dated the Closing Date addressed to the Underwriters and signed by:

(i) in respect of the Fund, any Trustee, the Secretary and Investor Relations Manager of the Fund or the Executive Vice President, Corporate Development and Chief Financial Officer of Superior; or

(ii) in respect of Superior, the President and Chief Executive Officer and the Executive Vice President, Corporate Development and Chief Financial Officer of Superior or any two other senior officers of Superior acceptable to the Underwriters, acting reasonably,

certifying for and on behalf of the Fund and Superior, as applicable, to the effect that:

(iii) the Fund and Superior, as applicable, have complied in all material respects with all the material covenants and satisfied all the material terms and conditions of this Agreement on their part to be complied with and satisfied at or prior to the Closing Time;

(iv) the representations and warranties of the Fund and Superior, as applicable, contained herein are true and correct as at the Closing Time, with the same force and effect as if made on and as at the Closing Time;

(v) in the case of the certificate of the Fund, no order, ruling or determination having the effect of ceasing the trading of the Trust Units or suspending the sale of the Underwritten Units, has been issued and no proceedings for such purpose have been instituted or are pending or, to the knowledge of such person certifying, contemplated or threatened;

(vi) in the case of the certificate of the Fund, the representations and warranties of the Fund arising by reason of the delivery of the Prospectus or any Prospectus Amendment are true and correct on and as at the Closing Time (except to the extent superseded by a subsequent Prospectus Amendment) as if such documents had been dated the Closing Date and delivered to the Underwriters; and

(vii) since the respective dates as of which information is given in the Prospectus and any Prospectus Amendment:

(A) there has been no material change (actual, anticipated, contemplated or threatened, whether financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise), capital, ownership or control of the Fund, Superior or its subsidiaries; and

(B) no transaction (other than the Albchem Acquisition) out of the ordinary course of business has been entered into or is pending by the Fund, Superior or its subsidiaries,

which is material to the Fund, Superior and its subsidiaries taken as a whole;

(e) all actions required to be taken by the Fund and Superior, as applicable, including the passing of all requisite resolutions and all requisite filings with governmental authorities, shall have occurred at or prior to the Closing Time as to validly authorize the execution and delivery of this Agreement and the performance of the transactions contemplated hereby;

(f) the Fund will have caused a favourable legal opinion to be delivered by its Canadian counsel addressed to the Underwriters and their counsel in a form and substance satisfactory to the Underwriters and their counsel, acting reasonably, with respect to such matters as the Underwriters and their counsel may reasonably request relating to the distribution of the Underwritten Units. In giving such opinions, counsel to the Fund shall be entitled to rely, to the extent appropriate in the circumstances, upon opinions of local counsel acceptable to the Underwriters and their counsel, acting reasonably, and shall be entitled to rely to the extent appropriate in the circumstances as to the matters of fact, upon certificates of public officials, the Trustees and officers of Superior;

(g) the Underwriters shall have received at the Closing Time a legal opinion dated the Closing Date, addressed to the Underwriters from counsel to the Underwriters, in form and substance satisfactory to the Underwriters. In giving such opinions, such counsel shall be entitled to rely, to the extent appropriate in the circumstances, upon the opinions of counsel to the Fund and local counsel as to matters governed by the laws of jurisdictions other than the federal laws of Canada and the Province of Alberta and as to matters of fact on certificates of public officials, the Trustees and officers of Superior;

(h) each of the Fund and Superior shall deliver to the Underwriters, at the Closing Time, a separate certificate dated the Closing Date addressed to the Underwriters and signed by:

(i) in respect of the Fund, any Trustee, the Secretary and Investor Relations Manager of the Fund or the Executive Vice President, Corporate Development and Chief Financial Officer of Superior; or

(ii) in respect of Superior, the President and Chief Executive Officer and the Executive Vice President, Corporate Development and Chief Financial Officer of Superior or any two other senior officers of Superior acceptable to the Underwriters, acting reasonably,

acting reasonably, certifying for and on behalf of the Fund and Superior, as applicable, its constating documents, all resolutions of the Trustees or board of directors, as applicable, relating to the transactions contemplated hereunder and the incumbency and specimen signatures of signing officers;

(i) the Underwriters shall have received at the Closing Time a legal opinion dated the Closing Date, in form and substance satisfactory to counsel to the Underwriters, addressed to the Underwriters and counsel to the Underwriters from Quebec counsel to the Fund regarding compliance with the laws of Quebec relating to the use of the French language in connection with the documents (including the Preliminary Prospectus, the Prospectus and any Prospectus Amendment) and confirming that the French translation thereof is in all material respects a complete and accurate translation of the English text appearing thereon and is not susceptible of any materially different interpretation;

(j) the Underwriters shall have received at the Closing Time a comfort letter dated the Closing Date from the Fund's auditors and the auditors of ERCO addressed to the Underwriters and their counsel, in form and substance satisfactory to the Underwriters, similar to the comfort letter to be delivered to the Underwriters pursuant to section 2, provided that such comfort letter shall be based on a review by the auditors having a cut-off date not more than two business days prior to the Closing Date, with such changes as may be necessary to bring the information therein forward to such later date, which changes shall be acceptable to the Underwriters;

(k) the Fund shall have obtained a MRRS Decision Document or, in the case where any jurisdiction opts out of the Mutual Reliance Review System, a receipt from any such jurisdiction, for the Preliminary Prospectus and the Prospectus from all of the Qualifying Provinces and the Fund shall otherwise have fulfilled all legal requirements to enable the Underwritten Units to be offered and sold to the public in each of the Qualifying Provinces through the Underwriters or any other investment dealer or broker registered in the applicable Qualifying Provinces, not later than August 20, 2003 (or such later date as may be agreed to in writing by the Underwriters); and

(l) the Underwriters shall have received all such other documentation in form and substance satisfactory to the Underwriters, acting reasonably, as the Underwriters may reasonably request.

9. Termination

(a) The Underwriters (or any of them) shall be entitled, at their option, to terminate their (or its) obligation to purchase the Underwritten Units by written notice to that effect given to the Fund at or prior to the Closing Time, if:

(i) any inquiry, action, suit, investigation or other proceeding (whether formal or informal) is commenced, threatened or announced, or any order is issued by any governmental authority or by any official of any stock exchange (except any such proceeding or order based solely upon the activities of the Underwriters), or any law or regulation is promulgated, changed or announced, or any change or proposed change in the income tax laws of Canada, or the interpretation or administration thereof, is announced, which in the opinion of an Underwriter, acting reasonably, is expected to prevent or restrict the trading in or the distribution of the Underwritten Units or any other securities of the Fund or would be expected to have a material adverse effect on the market price or value of the Underwritten Units or any other securities of the Fund;

(ii) there shall occur any material change (actual, anticipated, contemplated or threatened, financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise), capital or ownership of the Fund on a consolidated basis or of Superior on a consolidated basis or any change in any material fact, or an Underwriter becomes aware of any undisclosed material information which, in the opinion of the Underwriters (or any one of them), acting reasonably, could be expected to have a material adverse effect on the market price or value of the Underwritten Units or any other securities of the Fund;

(iii) there shall develop, occur or come into effect or existence, or be announced, any event, action, state, condition or occurrence of national or international consequence or any law, action, regulation or other occurrence of any nature whatsoever which, in the opinion of the

Underwriters (or any one of them), acting reasonably, materially adversely affects or involves, or is expected to materially adversely affect or involve, the financial markets generally or the business, affairs, operations, assets, liabilities (contingent or otherwise), capital or ownership of the Fund on a consolidated basis or of Superior on a consolidated basis; or

(iv) the Fund or Superior shall be in breach of, default under or non-compliance with any material representation, warranty, term or condition of this Agreement.

(b) All terms and conditions of this Agreement shall be construed as conditions, and any breach or failure by the Fund or Superior to comply with any of such terms and conditions shall entitle the Underwriters, or any of them, to terminate their obligations to purchase the Underwritten Units by notice to that effect given to the Fund at or prior to the Closing Time. The Underwriters may waive, in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to their rights in respect of any other of such terms and conditions or any other or subsequent breach or non-compliance; provided, however, that to be binding on the Underwriters any such waiver or extension must be in writing and signed by all of the Underwriters. No act of the Underwriters in offering the Underwritten Units or in preparing or joining in the execution of the Preliminary Prospectus, the Prospectus or any Prospectus Amendment shall constitute a waiver of or estoppel against the Underwriters.

(c) The rights of termination contained in this section 9 may be exercised by any of the Underwriters and are in addition to any other rights or remedies the Underwriters, or any of them, may have in respect of any default, act or failure to act or non-compliance by the Fund or Superior, or in respect of any of the matters contemplated by this Agreement. In the event of any such termination, there shall be no further liability on the part of the Underwriters to the Fund or Superior or on the part of the Fund and Superior to such Underwriters, except in respect of any liability which may have arisen or may thereafter arise under sections 10, 11 and 12. A notice of termination given by an Underwriter under this section 9 shall not be binding upon any other Underwriter who has not also executed such notice.

10. Indemnity

(a) Each of the Fund and Superior jointly and severally covenants and agrees to protect and indemnify each of the Underwriters and their respective directors, officers, employees, partners and agents (each, an "**Indemnified Party**") against all losses (other than a loss of profits in connection with the distribution of the Underwritten Units), damages, liabilities, costs or expenses (each an "**Indemnified Loss**") caused or incurred by reason of:

(i) any statement or information contained in the Preliminary Prospectus, the Prospectus or any Prospectus Amendment filed on behalf of the Fund

under Securities Legislation or any other document or material filed or delivered pursuant hereto (other than any statement or information relating solely to the Underwriters and provided by the Underwriters, or counsel for the Underwriters, for inclusion in such document) containing or being alleged to contain a misrepresentation or being or being alleged to be untrue, false or misleading;

(ii) the omission or alleged omission to state in the Preliminary Prospectus, the Prospectus, any Prospectus Amendment, or any other document or material filed or delivered pursuant hereto any material fact (other than a material fact relating solely to the Underwriters) required to be stated therein or necessary to make any statement therein not false or misleading in the light of the circumstances under which it was made;

(iii) any statement (other than a statement relating solely to the Underwriters and provided by the Underwriters, or counsel for the Underwriters, for inclusion in such document) contained in the Public Record which at the time and in the light of the circumstances under which it was made, contained or is alleged to have contained a misrepresentation or being alleged to be untrue, false or misleading;

(iv) any order made or inquiry, investigation or proceeding (formal or informal) commenced or threatened by any officer or official of any securities regulatory authority or by any other competent authority based upon applicable Securities Legislation or the circumstances described in clauses 10(a)(i), (ii) and (iii) above which operates to prevent or restrict trading in or distribution of the Underwritten Units in any of the Qualifying Provinces;

(v) the breach of any representations, warranties or covenants by any of the Fund or Superior, as applicable, contained in this Agreement or any documents delivered pursuant hereto; or

(vi) either of the Fund or Superior, as applicable, not complying with any requirement of Securities Legislation in connection with the transactions contemplated by this Agreement.

(b) If any matter or thing contemplated by this section 10 shall be asserted against any Indemnified Party in respect of which indemnification is or might reasonably be considered to be provided, such Indemnified Party shall notify the Fund and Superior as soon as possible of the nature of such claim (provided that any failure so to notify shall relieve the Fund and Superior of liability under this section 10 only to the extent that such failure prejudices their ability to defend such claim) and the Fund and Superior shall be entitled (but not required) to assume the defence, on behalf of the Indemnified Party, of any suit brought to enforce such claim; provided, however, that the defence shall be through legal counsel acceptable to the Indemnified Party, acting reasonably, and that no settlement or

admission of liability may be made by either of the Fund or Superior without the prior written consent of the Indemnified Party, acting reasonably.

(c) With respect to any such claim, the Indemnified Party shall have the right to retain separate counsel to act on his, her or its behalf; provided the fees and disbursements of such separate counsel shall be paid by the Indemnified Party, unless any of the following apply, in which case such fees and disbursements will be paid by the Fund or Superior, as the case may be:

(i) the Fund or Superior fails to assume the defence of such claim on behalf of the Indemnified Party within ten days of receiving notice of such claim;

(ii) the Fund or Superior and the Indemnified Party shall have mutually agreed to the retention of such counsel; or

(iii) the named parties to any claim (including any added, third or impleaded parties) include any of the Fund, Superior and the Indemnified Party, and the Indemnified Party has been advised by his, her or its counsel that representation of all parties by the same counsel would be inappropriate due to actual or potential differing interests between any of them.

(d) The rights of indemnity contained in this section 10 shall not enure to the benefit of an Underwriter or any of its directors, officers, employees, partners or agents if the provisions of sections 2 and 5 have been complied with and the person asserting any claim contemplated by this section 10 was not provided with a copy of the Preliminary Prospectus, the Prospectus or any Prospectus Amendment which corrects any untrue statement or information, misrepresentation or omission which is the basis of such claim and which is required, under Securities Legislation, to be delivered to such person by the Underwriters.

(e) The Fund and Superior acknowledge and agree that the Underwriters are contracting on their own behalf and as agents for their respective directors, officers, employees, partners and agents and accordingly hereby constitute the Underwriters as trustees for any other Indemnified Party for the covenants of the Fund and Superior contained in this section 10 and the Underwriters agree to accept such trust and to hold such covenants on behalf of such persons.

(f) The Fund and Superior hereby waive their rights to recover contribution from any of the Underwriters or any other Indemnified Party with respect to any liability of the Fund or Superior by reason of or arising out of any misrepresentation contained in the Preliminary Prospectus, the Prospectus or any Prospectus Amendment or in the Public Record; provided, however, that such waiver shall not apply in respect of liability caused or incurred by reason of or arising out of:

(i) any misrepresentation which is based upon or results from a statement or information relating solely to the Underwriters contained in such

document and which statement or information was provided by the Underwriters for inclusion in such document; or

(ii) any failure by the Underwriters or members of the Selling Dealer Group (if any) to provide to prospective purchasers any document which the Fund is required to provide to such prospective purchasers and which the Fund or Superior have provided to the Underwriters to forward to such prospective purchasers.

11. Contribution

(a) If for any reason the indemnification provided for in section 10 is unavailable, in whole or in part, to an Indemnified Party in respect of any losses, claims, damages, liabilities, costs or expenses (or claims, actions, suits or proceedings in respect thereof) referred to in section 10, and subject to the restrictions and limitations referred to therein, the Fund and Superior shall contribute to the amount paid or payable (or, if such indemnity is unavailable only in respect of a portion of the amount so paid or payable, such portion of the amount so paid or payable) by such Indemnified Party as a result of such losses, claims, damages, liabilities, costs or expenses (or claims, actions, suits or proceedings in respect thereof):

(i) in such proportion as is appropriate to reflect the relative benefits received by the Fund and Superior on the one hand, and the Underwriters, on the other hand, from the distribution of the Underwritten Units; or

(ii) if the allocation provided by section 11(a)(i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in section 11(a)(i) above but also the relative fault of the Fund and Superior, on the one hand, and the Underwriters, on the other hand, in connection with the statement, information, misrepresentation, omission, order, inquiry, investigation, proceeding or other matter or thing referred to in section 10 which resulted in such losses, claims, damages, liabilities, costs or expenses (or claims, actions, suits or proceedings in respect thereof), as well as any other relevant equitable considerations;

provided that the Underwriters shall not in any event be liable to contribute, in the aggregate, any amount in excess of the Underwriting Fee actually received by the Underwriters as provided in this Agreement.

The relative benefits received on behalf of the Fund and Superior, on the one hand, and the Underwriters, on the other hand, shall be deemed to be in the same proportion as the total proceeds from the distribution of the Underwritten Units (net of the fee payable to the Underwriters but before deducting expenses) received on behalf of the Fund is to the Underwriting Fee received by the Underwriters. The relative fault of the Fund and Superior, on the one hand, and

the Underwriters, on the other hand, shall be determined by reference to, among other things, whether the statement, misrepresentation, omission, order, inquiry, investigation, proceeding or other matter or thing referred to in section 10 which resulted in such losses, claims, damages, liabilities, costs or expenses (or claims, actions, suits or proceedings in respect thereof), relates to information supplied by or steps or actions taken or done by or on behalf of the Underwriters and the relative intent, knowledge, access to information and opportunity to correct or prevent such statement, misrepresentation, omission, order, inquiry, investigation, proceeding or other matter or thing referred to in section 10. The amount paid or payable by an Indemnified Party as a result of such losses, claims, damages, liabilities, costs or expenses (or claims, actions, suits or proceedings in respect thereof), referred to above shall be deemed to include any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such losses, claims, damages, liabilities, costs or expenses (or claims, actions, suits or proceedings in respect thereof), whether or not resulting in any such action, suit, proceeding or claim.

12. Expenses

Whether or not the transactions herein contemplated shall be completed, except as hereinafter specifically provided, all expenses of or incidental to the authorization, creation, issue and sale of the Underwritten Units and all expenses of or incidental to all other matters in connection with the offering including, without limitation: listing and filing fees, expenses payable in connection with the qualification of the Underwritten Units for distribution, the fees and expenses of counsel for the Fund, all fees and expenses of local counsel, all fees and expenses of the auditors to the Fund and Superior and to other entities or businesses in respect of which financial information is included in the Prospectus, all costs incurred in connection with preparing, printing, translating and providing copies of the Preliminary Prospectus, the Prospectus, any Prospectus Amendment, and certificates representing the Underwritten Units and all fees and expenses of the Transfer Agent of the Trust Units shall be borne by and for the account of the Fund. The fees and disbursements of the Underwriters' legal counsel and any out-of-pocket expenses of the Underwriters shall be borne by them, provided that if the offering is not completed as contemplated herein due to any failure of the Fund or Superior to comply with the terms under this Agreement, the Fund agrees to assume and pay the reasonable fees and disbursements of Underwriters' counsel and the out-of-pocket expenses reasonably incurred by the Underwriters.

13. Obligation of Underwriters to Purchase

The obligation of the Underwriters to purchase the Underwritten Units at the Closing Time shall be several and not joint and shall be limited to the following percentages of the aggregate number of Underwritten Units to be purchased at that time:

Scotia Capital Inc.	25.0%
CIBC World Markets Inc.	16.0%
National Bank Financial Inc.	16.0%
RBC Dominion Securities Inc.	16.0%
TD Securities Inc.	16.0%

BMO Nesbitt Burns Inc.	6.0%
Canaccord Capital Corporation	2.0%
Desjardins Securities Inc.	1.0%
FirstEnergy Capital Corp.	1.0%
HSBC Securities (Canada) Inc.	1.0%
	100%

If at the Closing Time any one or more of the Underwriters shall fail or refuse to purchase its respective percentage set forth above of the aggregate number of the Underwritten Units and the number of such Underwritten Units which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase is not more than 10% of the aggregate number of Underwritten Units to be purchased on such date, the non-defaulting Underwriters shall be obligated severally, in the proportions that the respective percentage set forth opposite the names of all such non-defaulting Underwriters, to purchase the Underwritten Units which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase at such time.

If any one or more of the Underwriters shall not purchase its applicable percentage of the Underwritten Units at the Closing Time and the number of such securities which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase is more than 10% of the aggregate number of Underwritten Units to be purchased at such time, the others shall have the right, but shall not be obligated, to purchase all of the percentage of the Underwritten Units which would otherwise have been purchased by such one or more of the Underwriters; the Underwriters exercising such right shall purchase such Underwritten Units *pro rata* to their respective percentages aforesaid or in such other proportions as they may otherwise agree. In the event such right is not exercised, the Underwriters which are not in default shall be entitled by written notice to the Fund to terminate this Agreement without liability. If all of the Underwritten Units are not purchased, the Fund shall be entitled to terminate its obligations under this Agreement (except for its liabilities under sections 10, 11 and 12) and the Underwriters which are not in default shall be relieved of all of their obligations to the Fund hereunder. An Underwriter which stands ready to purchase its percentage, as stipulated above, of the aggregate number of Underwritten Units to be purchased by the Underwriters under this Agreement will have no liability to the Fund if another Underwriter defaults in its obligation to purchase its percentage of such securities. Nothing in this section 13 shall oblige the Fund to sell less than all of the Underwritten Units or prejudice or limit any rights which the Fund may have against a defaulting Underwriter or the rights any Underwriter may have against any other Underwriter.

14. Severability

If any provision of this Agreement is determined to be void or unenforceable in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of this Agreement and such void or unenforceable provision shall be severable from this Agreement.

15. Survival

All representations, warranties, covenants, indemnities and agreements of the Fund and Superior herein contained or contained in documents submitted pursuant to this Agreement and in connection with the transactions contemplated herein shall survive the purchase and sale of the

Underwritten Units and shall continue in full force and effect for the benefit of the Underwriters, regardless of any subsequent disposition of the Underwritten Units or any investigation by or on behalf of the Underwriters with respect thereto.

16. Time of the Essence

Time shall be of the essence of this Agreement.

17. Governing Law

This agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and shall be treated in all respects as an Alberta contract. Each party hereby irrevocably submits to the non-exclusive jurisdiction of the courts of Alberta, and all courts competent to hear appeals therefrom, with respect to any matter arising hereunder or related hereto.

18. Funds

All funds referred to in this Agreement shall be in Canadian dollars.

19. Notice

Unless otherwise expressly provided in this Agreement, any notice or other communication to be given under this Agreement (a "notice") shall be in writing addressed as follows:

if to the Fund:

Superior Plus Income Fund
3408 Canterra Tower
400 – 3rd Avenue S.W.
Calgary, Alberta
T2P 4H2
Attention: Trustees
Telecopier Number: (403) 218-2973

if to Superior:

Superior Plus Inc.
3408 Canterra Tower
400 – 3rd Avenue S.W.
Calgary, Alberta
T2P 4H2
Attention: President and Chief Executive Officer
Telecopier Number: (403) 218-2973

with a copy to:

Macleod Dixon LLP
3700, 400 – 3rd Avenue S.W.
Calgary, Alberta
T2P 4H2
Attention: Robert J. Engbloom
Telecopier Number: (403) 264-5973

or if to the Underwriters:

Scotia Capital Inc.
Suite 2000, Scotia Centre
700 – 2nd Street S.W.
Calgary, Alberta
T2P 2W1
Attention: Eric McFadden
Telecopier Number: (403) 298-4099

with a copy to:

Fraser Milner Casgrain LLP
3000, 237 - 4th Avenue S.W.
Calgary, Alberta
T2P 4X7
Attention: Bill Gilliland
Telecopier Number: (403) 268-3100

or to such other address as any of the parties may designate by notice given to the others.

Each notice shall be personally delivered to the addressee or sent by fax to the addressee and (i) a notice which is personally delivered shall, if delivered on a business day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first business day following the day on which it is delivered; and (ii) a notice which is sent by fax shall be deemed to be given and received on the first business day following the day on which it is sent.

20. Authority of Lead Underwriter

The Lead Underwriter is hereby authorized by each of the other Underwriters to act on its behalf and the Fund shall be entitled to and shall act on any notice given hereunder or agreement entered into by or on behalf of the Underwriters by the Lead Underwriter except in respect of any consent to a settlement pursuant to section 10 which consent shall be given by the Indemnified Party, a notice of termination pursuant to section 9 or section 13 which notice may be given by any of the Underwriters, or any waiver pursuant to section 9(b) which waiver must be signed by all of the Underwriters. The Lead Underwriter shall consult fully with the other

Underwriters concerning any matter in respect of which it acts as representative of the Underwriters.

21. Distributions

The Fund and Superior agree that it is a material term of this Agreement and the determination of the purchase price of the Underwritten Units that the cash distribution payable by the Fund on or about September 15, 2003 to Unitholders of record on August 31, 2003, and thereafter any and all other cash distributions on the Trust Units, be paid on the Underwritten Units purchased hereunder to unitholders of record on the applicable record date. Accordingly, the Fund and Superior agree that if for any reason not related solely to the Underwriters Closing occurs after August 31, 2003, the Fund and Superior shall, at the request of the Underwriters, reduce the purchase price for the Underwritten Units purchased hereunder by the amount of any such distributions that would have been payable in respect of the Underwritten Units if Closing had occurred on or before August 31, 2003, and the Underwriters shall have the right to postpone the Closing Time for such period, not exceeding 10 business days, in order that the required changes in the Prospectus and in any other documents or arrangements may be effected.

22. Counterparts

This Agreement may be executed by any one or more of the parties to this Agreement in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same instrument.

23. Successors and Assigns

This agreement shall enure to the benefit of and be binding upon the parties and their respective successors (including any successor by reason of amalgamation or statutory arrangement) and permitted assigns and upon the heirs, executors, legal representatives, successors and permitted assigns of those for whom the Underwriters are contracting pursuant to section 10. No party shall assign any of its rights or obligations hereunder without the consent of the other parties hereto.

24. No Liability

None of the holders of Trust Units and none of the Trustees or officers of the Fund shall have any personal liability or obligations in respect of the obligations of the Fund under this Agreement, and any recourse the Underwriters may have against the Fund pursuant to this Agreement shall be solely against the assets of the Fund.

If the foregoing is in accordance with the Fund's and Superior's understanding and is agreed to by the Fund and Superior please signify your acceptance by executing the enclosed copies of this letter where indicated below and returning the same to Scotia Capital Inc. upon which this letter as so accepted shall constitute an agreement among us.

Yours very truly,

SCOTIA CAPITAL INC.

By: (signed)
Eric McFadden

CIBC WORLD MARKETS INC.

By: (signed)
Brenda A. Mason

NATIONAL BANK FINANCIAL INC.

By: (signed)
Robert B. Wonnacott

RBC DOMINION SECURITIES INC.

By: (signed)
Robert D. Hallett

TD SECURITIES INC.

By: (signed)
Alec W. G. Clark

BMO NESBITT BURNS INC.

By: (signed)
Aaron M. Engen

CANACCORD CAPITAL CORPORATION

By: (signed)
Stephen J. Mullie

DESJARDINS SECURITIES INC.

By: (signed)
Jacques Lemay

FIRSTENERGY CAPITAL CORP.

By: (signed)
Matthew D. Joss

HSBC SECURITIES (CANADA) INC.

By: (signed)
Rod A. McIsaac

The foregoing accurately reflects the terms of the transaction which we are to enter into and such terms are agreed to with effect as of the date first above written.

SUPERIOR PLUS INCOME FUND

By: (signed)
Name: Geoffrey N. Mackey in his capacity as the authorized signatory of the trustees of Superior Plus Income Fund and without personal liability

SUPERIOR PLUS INC.

By: (signed)
Name: Geoffrey N. Mackey
Title: President and Chief Executive Officer

Schedule A to an underwriting agreement dated August •, 2003 (the "Underwriting Agreement")

Form of Lockup Agreement

August 13, 2003

Scotia Capital Inc.
Suite 2000, Scotia Centre
700 – 2nd Street S.W.
Calgary, AB T2P 2W1

Dear Sirs and Mesdames:

The undersigned understands that Scotia Capital Inc. (the "**Lead Underwriter**") and a syndicate of underwriters (including the Lead Underwriter, the "**Underwriters**") propose to enter into an underwriting agreement with Superior Plus Income Fund (the "**Fund**") and Superior Plus Inc., providing for the public offering (the "**Public Offering**") by the several Underwriters of trust units ("**Trust Units**") of the Fund.

To induce the Underwriters to continue their efforts in connection with the Public Offering, the undersigned hereby agrees that, without the prior written consent of the Lead Underwriter which consent shall not be unreasonably withheld, it will not, during the period commencing on the date of the underwriting agreement referred to above and ending 90 days after the date of the closing of the Public Offering directly or indirectly, sell or offer to sell any Trust Units, or otherwise offer to sell, lend, transfer or dispose of any securities exchangeable, convertible or exercisable into Trust Units (other than the exercise of rights to acquire Trust Units) or enter into any swap or other arrangement that transfers to another person, in whole or in part, any of the economic consequences of ownership of Trust Units, whether any such transaction is settled by delivery of Trust Units or such other securities, in cash or otherwise, or announce an intention to do any of the foregoing.

The undersigned understands that the Fund and the Underwriters are relying upon this agreement in proceeding toward consummation of the Public Offering. The undersigned further understands that this agreement is irrevocable and shall be binding upon the undersigned's heirs, legal representatives, successors and assigns.

Very truly yours,

____
(name)

____
(address)

Commission
des valeurs mobilières
du Québec

Marché des capitaux

RECEIVED
2004 NOV -1 P 1:43
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

DÉCISION N° : 2003-MC-2212

NUMÉRO DE PROJET SÉDAR: 563935

VISA DE PROSPECTUS SIMPLIFIÉ PROVISOIRE

Superior Plus Income Fund

Nom de l'émetteur

En application de l'article 20 de la Loi sur les valeurs mobilières, le visa est octroyé à votre prospectus simplifié provisoire du 13 août 2003.

Le 13 août 2003	*(s) Marie-Christine Barrette*
Date du visa	Marie-Christine Barrette La chef du Service du financement des sociétés

/sv

800, Square Victoria, 22ième étage, Tour de la bourse, C.P. 246, Montréal (Québec) H4Z1G3
Tél. : (514) 940-2150 * Télécopieur : (514) 873-6155

A|S|C

Alberta Securities Commission

IN THE MATTER OF NATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM FOR
PROSPECTUSES AND ANNUAL INFORMATION FORMS

AND

IN THE MATTER OF

SUPERIOR PLUS INCOME FUND

DECISION DOCUMENT

This preliminary mutual reliance review system decision document evidences that preliminary receipts of the regulators in each of Alberta, British Columbia, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia, New Brunswick, Prince Edward Island and Newfoundland and Labrador have been issued for a preliminary Short Form Prospectus of the above issuer dated August 13, 2003.

DATED at Calgary, Alberta this August 13, 2003

"Mavis Legg"
Mavis Legg
Manager Securities Analysis

Note:
The issuance of this decision document is not to be construed as meaning that the adequacy of the preliminary materials has been established. The materials are being reviewed and initial comments will be furnished to you as soon as possible.

SEDAR Project # 00563935

RECEIVED
2004 NOV -1 P 3

MATERIAL CHANGE REPORT

UNDER SECTION 85(1) OF THE *SECURITIES ACT* (BRITISH COLUMBIA) (FORM 53-901F)
UNDER SECTION 146(1) OF THE *SECURITIES ACT* (ALBERTA) (FORM 27)
UNDER CLAUSE 84(1)b OF THE *SECURITIES ACT* (SASKATCHEWAN) (FORM 25)
UNDER SECTION 75(2) OF THE *SECURITIES ACT* (ONTARIO) (FORM 27)
UNDER SECTION 73 OF THE *SECURITES ACT* (QUEBEC)
UNDER SECTION 81(2) OF THE *SECURITES ACT* (NOVA SCOTIA)
UNDER SECTION 76(2) OF THE *SECURITIES ACT* (NEWFOUNDLAND) (FORM 26)
AND SIMILAR PROVISIONS OF OTHER PROVINCIAL SECURITES LEGISLATION

1. Reporting Issuer:

Superior Plus Income Fund
3408 Canterra Tower
400 - 3rd Avenue S.W.
Calgary, Alberta T2P 4H2

2. Date of Material Change:

August 11, 2003

3. Press Release:

On August 11, 2003 at Calgary, Alberta, a news release was issued and disseminated.

4. Summary of Material Change:

Superior Plus Income Fund (the "Fund") announced on August 11, 2003 that its wholly-owned subsidiary, Superior Plus Inc. ("Superior"), entered into an agreement to purchase all of the outstanding shares of Albchem Holdings Ltd. ("Albchem") for Cdn. $120 million, on a debt free basis, subject to certain adjustments (the "Acquisition"). Albchem owns and operates two sodium chlorate production facilities in Bruderheim, Alberta and Hargrave, Manitoba, supplying its products to customers in North America as well as Australia and the Far East.

The Acquisition is subject to approval under the *Competition Act* (Canada) (the "Competition Condition") on terms satisfactory to Superior and to other commercial closing conditions. Assuming all of the conditions are satisfied, the effective economic date of the Acquisition will be July 31, 2003 and the closing is scheduled to occur on the earlier of: (i) the later of the fifth business day following the satisfaction of the Competition Condition and the fifth business day following determination of the adjusted purchase price, and (ii) November 28, 2003 (the "Outside Date"). If the Competition Condition is not satisfied by the Outside Date, the Outside Date is automatically extended until December 28, 2003 and thereafter for successive 30 day periods until either party provides 30 days' written notice to the other that such date should no longer be extended.

5. Full Description of Material Change

Superior Plus Income Fund (the "Fund") announced on August 11, 2003 that its wholly-owned subsidiary, Superior Plus Inc. ("Superior") and the major shareholders of Albchem Holdings Ltd. ("Albchem") who hold approximately 82% of the outstanding shares, entered into a purchase and

sale agreement (the "Agreement") pursuant to which Superior agreed to buy all of the shares of Albchem and the major shareholders of Albchem agreed to sell all of their shares and to use their reasonable efforts to cause the minority shareholders to sell the remainder of the Albchem shares to Superior for an aggregate purchase price of Cdn $120 million, on a debt free basis, subject to certain adjustments (the "Acquisition"). It is a condition of the Acquisition that the minority shareholders of Albchem, who hold approximately 18% of the outstanding shares, agree to sell their shares to Superior on the terms and conditions set forth in the Agreement prior to August 31, 2003. In addition, the Acquisition is also subject to approval under the *Competition Act* (Canada) (the "Competition Condition"). Superior's obligations under the Agreement are conditional on there being no material damage or destruction by fire or other casualty or appropriation, expropriation or seizure of the whole or any material part of Albchem's assets prior to closing. The Acquisition is also subject to the satisfaction of a number of other typical commercial conditions.

Assuming all of the conditions are satisfied, the effective economic date of the Acquisition will be July 31, 2003 and the closing is scheduled to occur on the earlier of: i) the later of the fifth business day following the satisfaction of the Competition Condition and the fifth business day following determination of the adjusted purchase price, and ii) November 28, 2003 (the "Outside Date"). If the Competition Condition is not satisfied by the Outside Date, the Outside Date is automatically extended until December 28, 2003 and thereafter for successive 30 day periods until either party provides 30 days' written notice to the other that such date should no longer be extended. Either Superior or the shareholders of Albchem may terminate the Agreement if the Competition Condition is not satisfied by the Outside Date.

The purchase price is subject to certain adjustments, including (i) adjustments in favour of the Albchem shareholders for Albchem cash and working capital in excess of $2,500,000 as at July 31, 2003 as well as an amount equal to interest (based on the prime rate of a Canadian chartered bank) on the purchase price attributable to their shares under the Agreement from July 31, 2003 until closing, (ii) adjustments in favour of Superior for Albchem working capital below $2,500,000 as at July 31, 2003 as well as for certain transaction and rationalization costs incurred by Albchem in connection with the Acquisition, and (iii) adjustments for certain non-ordinary course assets and liabilities. The aggregate purchase price includes the indebtedness of Albchem as at July 31, 2003 which is estimated to be $69 million and which will be paid out of the purchase price as part of closing the Acquisition.

The major shareholders have agreed that, during the period from signing the Agreement until closing, they will cause Albchem to conduct and carry on business in the usual and ordinary course, consistent with past practice.

Albchem owns and operates two sodium chlorate production facilities in Bruderheim, Alberta and Hargrave, Manitoba, supplying its products to customers in North America as well as Australia and the Far East. The acquisition of Albchem would increase Superior's ERCO Worldwide division's annual sodium chlorate production capacity in North America from 460,000 to 580,000 metric tons and increase its share of estimated North American production capacity from 23% to 29%. The Acquisition is expected to be accretive to unitholders of the Fund and supports ERCO Worldwide's growth strategy to strengthen its position in North America and to serve the rapidly growing Asian bleached pulp market.

6. Reliance on Section 146(2) of the *Securities Act* (Alberta), Section 67(2) of the *Securities Act* (British Columbia), Section 75(3) of the *Securities Act* (Ontario), Section 74 of the *Securities Act*

(Quebec), Section 81(3) of the *Securities Act* (Nova Scotia) or Section 76(3) of the *Securities Act* (Newfoundland):

Not applicable.

7. Omitted Information:

Not applicable.

8. Senior Officers:

Derren Newell, Vice-President, Finance of Superior and Theresia R. Reisch, Investor Relations Manager and Secretary of Superior. Mr. Newell can be reached at (403) 218-2955 and Ms. Reisch can be reached at (403) 218-2953.

9. Statement of Senior Officer:

The foregoing accurately discloses the material change referred to in this report.

DATED at Calgary, Alberta this 15th day of August, 2003.

SUPERIOR PLUS INCOME FUND

Per: "Signed"
Theresia R. Reisch
Secretary

IT IS AN OFFENCE UNDER THE SECURITIES ACT AND THE SECURITIES REGULATIONS FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE REGULATIONS THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENATION

Deloitte & Touche LLP
1 City Centre Drive, Suite 500
Mississauga, ON L5B 1M2
Canada

Tel: (416) 601 6150
Fax: (905) 803 5101
www.deloitte.ca

Deloitte & Touche

August 20, 2003

To the various Securities Commissions and similar securities regulatory authorities in Canada

Dear Sirs/Mesdames:

Re: Superior Plus Income Fund (the "Fund")

We refer to the short form prospectus of the Fund dated August 20, 2003 relating to the sale and issue of 4,850,000 trust units of the Fund.

We consent to the use, through incorporation by reference in the above-mentioned short form prospectus, of our report dated November 1, 2002, except as to Note 1, which is as of November 13, 2002 to the Stockholder of Total Sterling Pulp Chemicals on the following financial statements of Total Sterling Pulp Chemicals (Debtor-In-Possession).

Combined balance sheets as at September 30, 2002 and 2001;

Combined statements of operations, changes in stockholder's equity and cash flows for each of the three years in the period ended September 30, 2002.

We report that we have read the short form prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the combined financial statements upon which we have reported or that are within our knowledge as a result of our audit of such combined financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

(signed) "Deloitte & Touche LLP"

Chartered Accountants

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. These securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act") or any state securities laws. Accordingly, these securities may not be offered or sold within the United States or to a U.S. person (as such term is defined in Regulation S under the 1933 Act) except in transactions exempt from the registration requirements of the 1933 Act and applicable state securities laws. This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States of America.

Short Form Prospectus

New Issue August 20, 2003

Superior Plus Income Fund

$105,972,500

4,850,000 Trust Units

This prospectus qualifies for distribution 4,850,000 trust units ("Units") of Superior Plus Income Fund (the "Fund"). The outstanding Units are listed on the Toronto Stock Exchange (the "TSX") under the symbol SPF.UN. The TSX has conditionally approved the listing of the Units distributed under this short form prospectus subject to the Fund fulfilling all of the listing requirements of the TSX on or before November 12, 2003.

On August 19, 2003, the closing price of the Units on the TSX was $22.20 per Unit. The offering price of the Units was determined by negotiation among the Fund and Scotia Capital Inc., on its own behalf and on behalf of the Underwriters as defined below. The Underwriters may effect transactions which stabilize or maintain the market price for the Units at levels other than those which otherwise might prevail in the open market. See "Plan of Distribution".

	Price: $21.85 per Unit		
	Price	**Underwriters' Fee**	**Net Proceeds to the Fund(1)**
Per Unit...........................	$21.85	$1.0925	$20.7575
Total................................	$105,972,500	$5,298,625	$100,673,875

Note:
(1) Before deducting the expenses of the offering estimated to be $500,000.

Scotia Capital Inc., CIBC World Markets Inc., National Bank Financial Inc., RBC Dominion Securities Inc., TD Securities Inc., BMO Nesbitt Burns Inc., Canaccord Capital Corporation, Desjardins Securities Inc., FirstEnergy Capital Corp. and HSBC Securities (Canada) Inc. (collectively, the "Underwriters"), as principals, conditionally offer the Units, subject to prior sale, if, as and when issued by the Fund and accepted by the Underwriters in accordance with the conditions contained in the underwriting agreement referred to under "Plan of Distribution" and subject to approval of certain legal matters on behalf of the Fund by Macleod Dixon LLP and on behalf of the Underwriters by Fraser Milner Casgrain LLP. Subscriptions for Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Certificates for the Units will be available for delivery at closing, which is expected to occur on or about August 28, 2003. See "Details of the Offering".

Scotia Capital Inc., CIBC World Markets Inc., National Bank Financial Inc., RBC Dominion Securities Inc. and TD Securities Inc. are each, directly or indirectly, a wholly-owned or majority owned subsidiary of a Canadian chartered bank (collectively, the "Banks") which is a lender to Superior Plus Inc. ("Superior"), which is wholly-owned by the Fund. Consequently, the Fund may be considered to be a connected issuer of each of these Underwriters for the purposes of securities legislation in certain provinces. The net proceeds to the Fund will be used by the Fund to subscribe for securities of Superior. Superior intends to use the net proceeds to partially fund the Acquisition. However, since the Acquisition is not expected to close prior to the closing of the offering, Superior will, in the interim, use the net proceeds to repay a portion of its indebtedness to such Banks under its revolving term bank credits. If the Acquisition is not completed, the net proceeds will be used to repay indebtedness incurred in connection with the acquisition of ERCO Worldwide and for general corporate purposes. See "Relationship Among the Fund, Superior and Certain Underwriters", "Details of the Offering", "Use of Proceeds" and "Recent Developments - Albchem Acquisition".

TABLE OF CONTENTS

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in the provinces of Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of the Fund at 3408, 400 - 3rd Avenue, SW, Calgary, Alberta, T2P 4H2, (403) 218-2970. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record of the Fund. A copy of such permanent information record may be obtained from the Secretary of the Fund at the above-mentioned address and telephone number.

The following documents, filed with the securities commissions or similar authorities in the provinces of Canada, are specifically incorporated by reference in this short form prospectus:

(a) the Annual Information Form of the Fund dated April 3, 2003 (including the documents incorporated by reference therein);

(b) the comparative audited consolidated financial statements of the Fund for the year ended December 31, 2002, together with the auditors' report thereon;

(c) "Management's Discussion and Analysis" of financial results and financial condition of the Fund for the year ended December 31, 2002;

(d) the comparative unaudited consolidated financial statements of the Fund for the three and six month periods ended June 30, 2003;

(e) "Management's Discussion and Analysis" of financial results and financial condition of the Fund for the three and six month periods ended June 30, 2003;

(f) the Information Circular of the Fund dated April 3, 2003 issued in connection with the annual and special meeting of the unitholders held on May 8, 2003, excluding those portions under the headings "Current Structure of the Fund and Governance Practices" and "Performance Graph" which shall be deemed not to be incorporated by reference herein;

(g) the material change report of the Fund dated April 11, 2003 in respect of the internalization of the management structure of the Fund;

(h) the material change report of the Fund dated August 15, 2003 in respect of the acquisition of Albchem Holdings Ltd.;

(i) the audited combined financial statements of Total Sterling Pulp Chemicals (Debtor-in-Possession) as at September 30, 2002 and 2001 and for each of the three years in the period ended September 30, 2002, together with the auditors' report thereon contained in the short form prospectus of the Fund dated December 5, 2002; and

(j) the unaudited pro forma consolidated statement of earnings of the Fund for the year ended December 31, 2002 contained in the short form prospectus of the Fund dated June 4, 2003.

Any of the following documents, if filed by the Fund with the provincial securities commissions or similar authorities in Canada after the date of this short form prospectus and before the termination of the offering, are deemed to be incorporated by reference in this short form prospectus:

(a) material change reports (except confidential material change reports);

(b) comparative interim financial statements and the associated "Management's Discussion and Analysis" of financial results and financial condition of the Fund for the same period;

(c) comparative financial statements for the Fund's most recently completed financial year, together with the accompanying report of the auditor; and

(d) information circulars (excluding those portions thereof which, pursuant to National Instrument No. 44-101 of the Canadian Securities Administrators, are not required to be incorporated by reference herein).

Documents are not incorporated by reference to the extent their contents are modified or superseded by a statement contained in this short form prospectus or in any other subsequently filed document that is also incorporated by reference in this short form prospectus.

FORWARD LOOKING STATEMENTS

Certain statements contained in this short form prospectus and the documents incorporated by reference herein, including estimates of future distributable cash flow as well as other statements about anticipated future events or results, are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "targeting" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. The forward-looking statements that are contained in this short form prospectus and the documents incorporated by reference herein involve a number of risks and uncertainties. As a consequence, actual results might differ materially from results forecast or suggested in these forward-looking statements. Some of these risks and uncertainties are identified under the heading "Business Risks" in the Management's Discussion and Analysis of financial results and financial condition of the Fund for the year ended December 31, 2002 and in this short form prospectus under the heading "Risk Factors". Additional information regarding these factors and other important factors that could cause results to differ materially may be referred to as part of particular forward-looking statements. The forward-looking statements are qualified in their entirety by reference to the important factors discussed under the heading "Business Risks" in the Management's Discussion and Analysis of financial results and financial condition of the Fund for the year ended December 31, 2002, in this short form prospectus under the heading "Risk Factors" and to those factors that may be discussed as part of particular forward-looking statements.

SUPERIOR PLUS INCOME FUND

The Fund is an unincorporated trust established under the laws of the Province of Alberta which completed its initial public offering in September, 1996. The principal office of the Fund is 3408, 400 - 3rd Avenue, SW, Calgary, Alberta, T2P 4H2. The Fund was established as a limited purpose trust and its activities are restricted to owning, acquiring, holding and transferring securities of Superior and to certain other ancillary purposes. The Fund makes cash distributions to unitholders of all of the dividend and interest income earned or returns of capital from the common shares and notes of Superior that are held by the Fund, after distributions to debentureholders and provisions for administrative expenses and accounting reserves of the Fund. The Fund owns 100% of the outstanding shares and notes of Superior.

SUPERIOR PLUS INC.

Superior, a corporation amalgamated pursuant to the laws of Canada, has three operating divisions carrying on distinct business activities. Superior Propane is Canada's largest distributor of propane, related products and services. With approximately 1,800 employees, Superior Propane is a national retailer, delivering propane gas and providing services to close to 300,000 customers across Canada. Superior Propane's total sales volumes represent 50-55% of the total estimated Canadian retail propane market. ERCO Worldwide, acquired by Superior in December 2002, is the second largest supplier of sodium chlorate in North America. Sodium chlorate is used mainly to generate chlorine dioxide to bleach wood pulp used in the production of high quality paper products. ERCO Worldwide is the world's largest supplier of modern chlorine dioxide generators and related technology for the pulp and paper industry and is a leader in developing new generators and technology for the water purification and food treatment industries. Superior Energy Management is Superior's natural gas retailing business which began operations in Ontario in mid-2002. Superior Energy Management's current strategy is to focus its marketing efforts on the commercial and light industrial markets in Ontario.

RECENT DEVELOPMENTS

Albchem Acquisition

On August 11, 2003, Superior and the major shareholders of Albchem Holdings Ltd. ("Albchem"), who hold approximately 82% of the outstanding shares, entered into a purchase and sale agreement (the "Agreement") pursuant to which Superior agreed to buy all of the shares of Albchem and the major shareholders agreed to sell all of their shares and to use their reasonable efforts to cause the minority shareholders to sell the remainder of the Albchem shares to Superior for an aggregate purchase price of $120 million, on a debt free basis, subject to certain adjustments (the "Acquisition"). It is a condition of the Acquisition that the minority shareholders of Albchem, who hold approximately 18% of the outstanding shares, agree to sell their shares to Superior on the terms and conditions set forth in the Agreement prior to August 31, 2003. The Acquisition is subject to approval under the *Competition Act* (Canada) (the "Competition Condition") on terms satisfactory to Superior. Superior's obligations under the Agreement are conditional on there being no material damage or destruction by fire or other casualty or appropriation, expropriation or seizure of the whole or any material part of Albchem's assets prior to closing. The Acquisition is also subject to the satisfaction of a number of other typical commercial conditions.

Assuming all of the conditions are satisfied, the effective economic date of the Acquisition will be July 31, 2003 and the closing is scheduled to occur on the earlier of: i) the later of the fifth business day following the satisfaction of the Competition Condition and the fifth business day following determination of the adjusted purchase price, and ii) November 28, 2003 (the "Outside Date"). If the Competition Condition is not satisfied by the Outside Date, the Outside Date is automatically extended until December 28, 2003 and thereafter for successive 30 day periods until either party provides 30 days' written notice to the other that such date should no longer be extended. Either Superior or the shareholders of Albchem may terminate the Agreement if the Competition Condition is not satisfied by the Outside Date.

The purchase price is subject to certain adjustments, including (i) adjustments in favour of the Albchem shareholders for Albchem cash and working capital in excess of $2,500,000 as at July 31, 2003 as well as an amount equal to interest (based on the prime rate of a Canadian chartered bank) on the purchase price attributable to their shares under the Agreement from July 31, 2003 until closing, (ii) adjustments in favour of Superior for Albchem

working capital below \$2,500,000 as at July 31, 2003 as well as for certain transaction and rationalization costs incurred by Albchem in connection with the Acquisition, and (iii) adjustments for certain non-ordinary course assets and liabilities. The aggregate purchase price includes the indebtedness of Albchem as at July 31, 2003 which is estimated to be \$69 million and which will be paid out of the purchase price as part of closing the Acquisition.

The major shareholders have agreed that, during the period from signing the Agreement until closing, they will cause Albchem to conduct and carry on business in the usual and ordinary course, consistent with past practice.

Albchem owns and operates two sodium chlorate production facilities in Bruderheim, Alberta and Hargrave, Manitoba, supplying its products to customers in North America as well as Australia and the Far East. The acquisition of Albchem would increase ERCO Worldwide's annual sodium chlorate production capacity in North America from 460,000 to 580,000 metric tons and increase ERCO's share of estimated North American production capacity from 23% to 29%. The Acquisition is expected to be accretive to unitholders of the Fund and supports ERCO Worldwide's growth strategy to strengthen its position in North America and to serve the rapidly growing Asian bleached pulp market.

Proposed Reorganization

On May 8, 2003, following unitholder approval, the Fund and Superior successfully completed the internalization of the management and administrative functions of Superior and the Fund. With this completed, the trustees of the Fund and the board of directors of Superior consider it timely and desirable to further improve the governance structure of the Fund and to update certain provisions in the constating documents of the Fund (the "Reorganization").

The primary elements of the Reorganization consist of:

- the consolidation of the trustees of the Fund into the board of directors of Superior and the appointment of a corporate trustee to act as trustee of the Fund. Accordingly, the two current trustees who are not members of the board of directors of Superior are proposed to be elected as board members;
- providing unitholders with the right to elect all of the members of the board of directors of Superior; and
- delegating a broad range of responsibilities and duties in relation to the Fund's affairs, which were previously performed by the Manager and the trustees, to Superior and its board of directors.

As a result of the Reorganization, the management and administrative functions of Superior and the Fund will be substantially consolidated into the board of directors of Superior which will be elected by and accountable to the unitholders of the Fund. The Reorganization also consists of a number of changes to the constating documents of the Fund and Superior to reflect developments that have occurred in the mutual fund trust sector since the inception of the Fund in 1996.

In addition, to further improve the governance of Superior and the Fund, Superior recently appointed Peter A.W. Green, one of Superior's independent directors and the Chairman of the Fund, to act as the lead director of the Superior board of directors.

Unitholders of record of the Fund on August 27, 2003 will be asked to consider and vote on the Reorganization and the election of the two additional directors at a special meeting of unitholders to be held on October 7, 2003. The Reorganization must be approved by 66⅔% of the unitholders that vote on the resolution before it will become effective. The appointment of the directors, which will only proceed if the Reorganization is approved, requires the approval of a majority of the unitholders that vote on such resolution. If the required approvals are received, the Fund anticipates the new constating documents would be signed and become effective on October 7, 2003.

USE OF PROCEEDS

The net proceeds to be received by the Fund from the sale of the Units offered hereby are estimated to be \$100,173,875, after deducting the Underwriters' Fees and estimated expenses of the offering of \$5,298,625 and \$500,000, respectively. The net proceeds to the Fund will be used by the Fund to subscribe for securities of Superior. Superior intends to use the net proceeds, along with additional bank debt, to fund the Acquisition. However, since the Acquisition is not expected to close prior to the closing of the offering, Superior will, in the interim, use the net proceeds to repay a portion of its indebtedness under its revolving term bank credits. If the Acquisition is not completed, the net proceeds will be used to repay indebtedness incurred in connection with the acquisition of ERCO Worldwide and for general corporate purposes. See "Relationship Among the Fund, Superior and Certain Underwriters" and "Recent Developments - Albchem Acquisition".

DETAILS OF THE OFFERING

The offering consists of 4,850,000 Units. The Units are offered hereunder at a price of \$21.85 per Unit.

The following is a summary of the material attributes and characteristics of the Units. This summary does not purport to be complete and is qualified by reference to the terms of the declaration of trust of the Fund dated August 2, 1996, as amended (the "Declaration of Trust").

The authorized capital of the Fund consists of an unlimited number of Units which may be issued pursuant to the Declaration of Trust. As at the date hereof and prior to giving effect to this offering, approximately 62.3 million Units are issued and outstanding. The holders of Units are entitled to vote at all meetings of holders of Units on the basis of one vote per Unit. Each Unit is transferable and represents an equal undivided beneficial interest in any distributions from the Fund whether of net income, net realized capital gains or other amounts, and in the net assets of the Fund in the event of termination or winding-up of the Fund. Currently, the Fund makes monthly cash distributions to its unitholders. All Units are of the same class with equal rights and privileges. Units are not subject to future calls or assessments. Units are redeemable at any time at the option of the holder on the terms described in the Declaration of Trust. The Fund may issue additional Units and options therefor from time to time on terms and conditions acceptable to the trustees of the Fund.

At no time may more than one half of the outstanding Units be held by non-residents of Canada ("non-residents") within the meaning of the *Income Tax Act* (Canada). If the trustees become aware that the beneficial owners of 49% or more of the Units are non-residents, they shall not accept a subscription for Units or register a transfer of Units unless the person to receive such Units provides a declaration that they are not a non-resident. If the trustees determine that a majority of the Units are beneficially held by non-residents they may force the non-residents to sell their Units or a portion thereof within a period of not less than 60 days. Currently, the Fund's non-resident ownership is significantly below this threshold.

The Declaration of Trust also provides for, among other things, the calling of meetings of unitholders, the conduct of business thereof, notice provisions, the appointment and removal of the trustees of the Fund and the form of Unit certificates. The Declaration of Trust also provides that no unitholder shall be personally liable to any person in connection with the Fund and the activities of the Fund and all claims against the Fund shall be satisfied out of the assets of the Fund.

It is anticipated that the Offering will close prior to August 31, 2003 which is the record date for the distribution to be paid to unitholders on September 15, 2003. Accordingly, purchasers of Units pursuant to this offering who complete their purchase from the Underwriters prior to August 31, 2003 and who continue to own the Units on such date, will be entitled to receive the distribution payable on or about September 15, 2003. See "Distributions to Unitholders".

CONSOLIDATED CAPITALIZATION OF THE FUND

The following table sets forth the consolidated capitalization of the Fund as at June 30, 2003, both before and after giving effect to the offering and the Acquisition.

Designation	Authorized	As at June 30, 2003 before giving effect to the offering and the Acquisition[5]	As at June 30, 2003 after giving effect to the offering and the Acquisition [5]
Long Term Debt[1][2]	-	$285,500,000	$305,500,000[7]
Series 1, 8% Debentures	$100,000,000	$54,700,862	$54,700,862
Series 2, 8% Debentures	$250,000,000	$249,870,000	$249,870,000
Units[3]	Unlimited	$460,200,000 (60,664,226 Units)	$560,373,875 [4] (65,514,226 Units)
Warrants[6]	3,500,000	$1,300,000 (3,500,000 Warrants)	$1,300,000 (3,500,000 Warrants)

Notes:

(1) As at June 30, 2003, the aggregate balance of revolving term bank credits and term loans was $285.5 million and was comprised of a current portion of $195.5 million and a long term portion of $90.0 million. To date, Superior has not granted any security over its assets in connection with its revolving term bank credits and term loans. See "Relationship Among the Fund, Superior and Certain Underwriters".

(2) The Fund sells, with limited recourse, certain trade accounts receivable on a revolving basis to an entity sponsored by a Canadian chartered bank. As at June 30, 2003, net proceeds of $89.9 million had been received from the sale of receivables under the program and are not included in Long Term Debt amounts shown above.

(3) As at June 30, 2003, the Fund had approximately 1.1 million options issued and outstanding under its trust unit incentive plan.

(4) After the issuance of 4.85 million Units by the Fund for aggregate proceeds of $105,972,500, less the Underwriters' Fee of $5,298,625 thereon and expenses of the issue estimated to be $500,000.

(5) As at June 30, 2003, the Fund's unitholders' equity was $766.1 million, comprised of $54.7 million Series 1, 8% Debentures, $249.9 million Series 2, 8% Debentures, $1.3 million Warrants and $460.2 million of unitholders equity.

(6) Each warrant entitles the holder thereof to acquire one Unit upon exercise and payment of the exercise price of $20.00, subject to adjustment, until May 8, 2008.

(7) Includes estimated bank debt to fund the balance of the Acquisition.

PRICE RANGE AND TRADING VOLUME OF THE UNITS

The following table sets forth the market price ranges and the aggregate volume of trading of the Units on the TSX for the periods indicated.

	High	Low	Volume
2001			
First Quarter	$17.10	$15.50	4,535,380
Second Quarter	$16.45	$13.81	5,556,320
Third Quarter	$16.75	$14.50	3,495,933
Fourth Quarter	$17.50	$15.37	2,973,281
2002			
First Quarter	$18.74	$16.25	4,717,700
Second Quarter	$19.62	$17.50	5,744,327
Third Quarter	$20.00	$17.25	5,309,346
Fourth Quarter	$20.35	$18.16	5,898,033
2003			
First Quarter	$21.49	$18.50	6,141,390
April	$21.59	$19.31	2,412,397
May	$21.73	$20.75	3,140,945
June	$21.68	$20.65	4,256,765
July	$22.50	$21.35	3,017,335
August (1 – 19)	$22.50	$21.62	1,242,900

On August 19, 2003, the closing price per Unit on the TSX was $22.20.

DISTRIBUTIONS TO UNITHOLDERS

The following per Unit distributions have been paid to unitholders on record dates during the periods referred to below.

	Distribution Per Unit
2001	
First Quarter	$0.590
Second Quarter	$0.330
Third Quarter	$0.350
Fourth Quarter	$0.400
2002	
First Quarter	$0.700
Second Quarter	$0.430
July(1)	$0.143
August	$0.143
September	$0.143
October	$0.143
November	$0.143
December	$0.143
2003	
January	$0.160
February	$0.160
March	$0.400
April	$0.160
May	$0.175
June	$0.175
July	$0.175

Note:

(1) In July 2002, the Fund began paying monthly distributions in lieu of quarterly distributions.

The Fund has declared a distribution of $0.175 per Unit to be payable on September 15, 2003 to unitholders of record on August 31, 2003. Purchasers of Units pursuant to this offering will be eligible to receive the distribution payable on September 15, 2003, provided such purchasers complete their purchase from the Underwriters prior to August 31, 2003 and continue to own the Units on such date.

PLAN OF DISTRIBUTION

Subject to the terms and conditions of an underwriting agreement (the "Underwriting Agreement") dated August 13, 2003, among the Fund, Superior, and the Underwriters, the Fund has agreed to issue and sell an aggregate of 4,850,000 Units at a price of $21.85 per Unit to the Underwriters for a total consideration of $105,972,500, and the Underwriters have severally agreed to purchase such Units, as principals, on August 28, 2003, or on such later date as may be agreed upon by the parties to the Underwriting Agreement (the "Closing Date"). In consideration of the services provided in connection with this offering, the Fund will pay the Underwriters a fee of $1.0925 per Unit sold for an aggregate fee of $5,298,625. The offering price of the Units was determined by negotiation among the Fund and Scotia Capital Inc., on its own behalf and on behalf of the remaining Underwriters.

The obligations of the Underwriters under the Underwriting Agreement are several, and not joint, and may be terminated at their discretion on the basis of their assessment of the state of the financial markets and may also be terminated upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of the Units if any are purchased under the Underwriting Agreement. If an Underwriter fails to purchase the Units which it has agreed to purchase, any one or more of the other Underwriters may purchase such Units.

The Fund has been advised by the Underwriters that, in connection with the offering, the Underwriters may effect transactions which stabilize or maintain the market price of the Units at levels above those which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The Fund and certain senior executives of Superior have agreed with the Underwriters that they will not, for the period ending 90 days after the Closing Date, sell or offer to sell any Units, or otherwise lend, transfer or dispose of any securities exchangeable, convertible or exercisable into Units (other than through the exercise of rights to acquire Units) or enter into any swap or other arrangements that transfers to another, in whole or in part, any of the economic consequences of ownership of Units, whether any such transaction is settled by delivery of Units or other such securities, in cash or otherwise, or announce an intention to do any of the foregoing with the exception of, Units issued pursuant to the Fund's trust unit incentive plan, upon the exercise of the Warrants and upon the conversion of any debentures of the Fund, without the consent of Scotia Capital Inc., as lead Underwriter, which consent shall not be unreasonably withheld.

The Fund has applied to list the 4,850,000 Units to be distributed by the Fund under this short form prospectus on the TSX. Listing of the Units to be distributed by the Fund hereunder is subject to the Fund fulfilling all of the listing requirements of the TSX.

The Units have not been and will not be registered under the United States *Securities Act of 1933*, as amended (the "1933 Act") or any state securities laws, and accordingly may not be offered or sold within the United States or to U.S. persons (as such term is defined in Regulation S under the 1933 Act) except in transactions exempt from the registration requirements of the 1933 Act and applicable state securities laws.

In addition, until 40 days after the commencement of this offering, any offer or sale of Units offered hereby within the United States by any dealer (whether or not participating in the offering) may violate the registration requirements of the 1933 Act if such offer or sale is made otherwise than in accordance with Rule 144A under the 1933 Act.

RELATIONSHIP AMONG THE FUND, SUPERIOR AND CERTAIN UNDERWRITERS

Scotia Capital Inc., CIBC World Markets Inc., National Bank Financial Inc., RBC Dominion Securities Inc. and TD Securities Inc. are each, directly or indirectly, a wholly-owned or majority-owned subsidiary of a Canadian chartered bank (collectively, the "Banks") which is a lender to Superior. Consequently, the Fund may be considered to be a connected issuer of each of these Underwriters under applicable securities legislation. The net proceeds to the Fund will be used by the Fund to subscribe for securities of Superior. Superior intends to use the net proceeds, along with additional bank debt, to fund the Acquisition. However, since the Acquisition may not close prior to the closing of the offering, Superior will, in the interim, use the net proceeds to repay a portion of its indebtedness under its revolving term bank credits. If the Acquisition is not completed, the net proceeds will be used for general corporate purposes. See "Use of Proceeds".

As at August 12, 2003, $304.7 million was outstanding under Superior's credit facilities with these lenders. Except as described herein, Superior is in compliance with all material terms of the agreements governing its credit facilities, and none of the lenders has waived any material breach by Superior of such agreements since their execution. The financial position of Superior has not changed substantially since the indebtedness under its credit facilities was incurred.

On May 22, 2003, Standard & Poor's ("S&P") lowered Superior's corporate credit rating to BB+ from BBB- and changed its outlook to stable. Dominion Bond Rating Service confirmed Superior's corporate credit rating at BBB(low) with a stable outlook in January 2003. Superior and the Fund still intend to retain an investment grade financial position to facilitate the efficient execution of its business plan. As a result of the downgrade by S&P, Superior is required by the terms of its credit facilities to provide security to the lenders over all of the assets, property and undertaking of Superior and certain of its subsidiaries. The lenders under Superior's credit facilities have allowed Superior to postpone granting such security until September 2, 2003 so that it can be granted at the same time as the security to be granted in connection with the renewal of its operating bank credit facilities. As a result, Superior intends to provide security over all of its assets, property and undertaking to its lenders under all senior credit facilities by way of a general security agreement in the near future. In addition, the lenders under

Superior's term credit facility have waived a term of the agreement governing such facility to allow Superior to apply the net proceeds of the Offering to partially fund the Acquisition. If the Acquisition is not completed and the term credit facility is still outstanding, Superior will be obligated to apply the net proceeds to such facility.

The decision to distribute the Units offered hereby and the determination of the terms of the distribution were made through negotiations primarily between the Fund and Scotia Capital Inc., on its own behalf and on behalf of the remaining Underwriters. The lenders under the credit facilities did not have any involvement in such decision or determination, but have been advised of the issuance and the terms thereof. As a consequence of the offering, each of Scotia Capital Inc., CIBC World Markets Inc., National Bank Financial Inc., RBC Dominion Securities Inc. and TD Securities Inc. will receive its share of the Underwriters' Fee and the Banks will, initially, receive an aggregate of approximately $100 million as repayment of a portion of the outstanding indebtedness of Superior to such Banks under Superior's credit facilities. If the Acquisition is completed, Albchem's credit facilities with a Bank, of which Scotia Capital Inc. is a wholly-owned subsidiary, become immediately due and will be repaid on closing of the Acquisition. The aggregate purchase price for the Acquisition includes the amount required to repay this indebtedness which is estimated to be $69 million at July 31, 2003 and which will be paid out of the purchase price as part of closing the Acquisition.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Macleod Dixon LLP and Fraser Milner Casgrain LLP, the following summary describes the principal Canadian federal income tax considerations pursuant to the *Income Tax Act* (Canada) (the "Tax Act") and the regulations thereunder (the "Regulations") generally applicable to a holder who acquires Units pursuant to this offering and who, for purposes of the Tax Act and all relevant times, holds the Units as capital property, is resident of Canada and deals at arm's length with the Fund. Generally, the Units will be considered to be capital property to a holder provided the holder does not hold the Units in the course of carrying on a business of trading or dealing in Units and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. Certain holders who might not otherwise be considered to hold their Units as capital property may, in certain circumstances, be entitled to have them treated as capital property by making the election permitted by subsection 39(4) of the Tax Act. This summary is not applicable to (a) a subscriber that is a "financial institution", as defined in the Tax Act for the purposes of the mark-to-market rules; (b) a subscriber, an interest in which would be a "tax shelter" or a "tax shelter investment" as defined in the Tax Act; or (c) a subscriber that is a "specified financial institution" as defined in the Tax Act. Any such subscriber should consult its own tax advisor with respect to an investment in the Units.

This summary is based upon the provisions of the Tax Act and the Regulations in force as of the date hereof, all specific proposals to amend the Tax Act that have been publicly announced prior to the date hereof (the "Proposed Amendments") and counsels' understanding of the current published administrative practices of the Canada Customs and Revenue Agency. This summary assumes the Proposed Amendments will be enacted in the form proposed, however, no assurance can be given that the Proposed Amendments will be enacted in the form proposed, if at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account any changes in the law, whether by legislative, governmental or judicial action, nor does it take into account provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder or prospective holder of Units, and no representations with respect to the income tax consequences to any holder or prospective holder are made. Consequently, holders and prospective holders of Units should consult their own tax advisors for advice with respect to the tax consequences to them of acquiring Units pursuant to this offering, having regard to their particular circumstances.

Status of the Fund

The Fund currently qualifies as a "unit trust" under the Tax Act. Based on representations from Superior and the Fund, the Fund also qualifies as a "mutual fund trust" under the Tax Act. This summary assumes that the Fund will continue to so qualify at all times for the duration of its existence. In order to qualify as a "mutual fund

trust" at any particular time, the Fund must satisfy certain distribution requirements and investment restrictions. The Fund has certain restrictions on its activities and its powers and certain rights against non-resident unitholders such that it is reasonable to expect that these requirements and restrictions will be satisfied. In the event the Fund were not to so qualify as a mutual fund trust at a particular time, the income tax considerations would be materially different in certain respects from those described herein.

Taxation of the Fund

The Fund is subject to taxation in each taxation year on its income for the year, including net realized taxable capital gains, less the portion thereof that is paid or payable in the year to unitholders and which is deducted by the Fund in computing its income for purposes of the Tax Act. An amount will be considered to be payable in a taxation year to a unitholder if it is paid in the year by the Fund or the unitholder is entitled in the year to enforce payment of the amount. The taxation year of the Fund is the calendar year.

The Fund is required to include in its income for each taxation year all interest on notes of Superior that accrues to the Fund to the end of the year, or that becomes receivable or is received by it before the end of the year, except to the extent that such interest was included in computing its income for a preceding taxation year. Provided that appropriate designations are made by the Fund, all dividends which would otherwise be included in its income as dividends received on the shares of Superior will be deemed to have been received by the unitholders and not to have been received by the Fund. In computing its income for tax purposes the Fund may deduct reasonable administrative, interest and other expenses incurred to earn income and may amortize, over a five year period, the underwriting fees and other expenses of the offering hereunder. Payments to the Fund by Superior in connection with and equal to any reduction of the paid-up capital of the shares of Superior will not be included in calculating the income of the Fund, but will be deducted in calculating the adjusted cost base of the Fund in such shares of Superior held by the Fund.

Under the Declaration of Trust, an amount equal to all of the income of the Fund for each year, (excluding capital gains which may be realized by the Fund upon a distribution in specie of notes and shares of Superior in connection with a redemption of Units) net of the Fund's expenses will be payable to unitholders in the year. Income of the Fund may be used to finance cash redemptions of Units, and accordingly such income so utilized will not be payable or paid to unitholders by way of cash distributions but rather will be payable and paid in the form of additional Units.

Where the Fund distributes notes and shares of Superior to a unitholder on a redemption of Units, the Fund will be deemed to receive proceeds of disposition equal to the fair market value of such property at that time (excluding any accrued interest on the notes), and such distribution may give rise to income or capital gains to the Fund. In addition, the Fund will be required to include in its income any interest that had accrued on the notes so disposed of to the extent not otherwise included in its income for the year of disposition or a previous year. The Fund will be entitled for each taxation year to reduce (or receive a refund in respect of) its liability, if any, for tax on its net taxable capital gains by an amount determined under the Tax Act based on the redemption or retraction of Units during the year (the "Capital Gains Refund"). The Capital Gains Refund in a particular year may not completely offset the Fund's tax liability for such taxation year that may arise upon distributions of property in connection with the redemption of Units. The Declaration of Trust provides that income of the Trust which is required to satisfy any tax liability on the part of the Trust shall not be payable to unitholders.

For the purposes of the Tax Act, the Declaration of Trust generally requires the Trustee to deduct, in computing the Fund's income, the full amount available for deduction in each year to the extent of its taxable income otherwise determined. Therefore, as a result of such deduction from income and the Fund's entitlement to a Capital Gains Refund, it is expected that the Fund will not be liable for any material tax under the Tax Act. However, no assurances can be given in this regard.

Taxation of Unitholders

A unitholder will generally be required to include in computing income for a particular taxation year of the unitholder, the portion of the net income of the Fund for a taxation year, including net realized taxable capital gains, that is paid or payable to the unitholder in that particular taxation year.

Provided that appropriate designations are made by the Fund, such portions of its net taxable capital gains and taxable dividends that are paid or payable to a unitholder will effectively retain their character and be treated as such in the hands of the unitholder for purposes of the Tax Act. Such dividends will be subject, inter alia, to the gross-up and dividend tax credit provisions in respect of individuals, the refundable tax under Part IV of the Tax Act in respect of private corporations and the deduction in computing taxable income in respect of dividends received by taxable Canadian corporations.

The non-taxable portion of any net realized capital gains of the Fund (being one half thereof) that is paid or payable to a unitholder in a year will not be included in computing the unitholder's income for the year. Any other amount in excess of the net income of the Fund that is paid or payable to a unitholder in a year should not generally be included in the unitholder's income for the year. However, where such an amount becomes payable to a unitholder (other than as proceeds of disposition in respect of the redemption of Units) this will give rise to a reduction in the adjusted cost base of the Units held by such unitholder, except to the extent that the amount either was included in the income of the unitholder or was the unitholder's share of the non-taxable portion of the net capital gains of the Fund, the taxable portion of which was designated by the Fund in respect of the unitholder. To the extent that the adjusted cost base of a Unit would otherwise be less than zero, the negative amount will be deemed to be a capital gain realized by the unitholder from the disposition of Units in the year in which the negative amount arises.

The cost to a unitholder of Units acquired pursuant to this offering will equal the purchase price of the Units plus the amount of any other reasonable costs incurred in connection therewith. The cost of Units acquired pursuant to this offering must be averaged with the adjusted cost base of all other Units held by the unitholder at that time as capital property to determine the adjusted cost base to the unitholder of each Unit.

Upon the disposition or deemed disposition by a unitholder of a Unit, whether on a redemption or otherwise, the unitholder will generally realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition are greater (or less) than the aggregate of the unitholder's adjusted cost base of the Unit and any reasonable costs associated with the disposition. Where Units are redeemed and shares or debt of Superior, are distributed *in specie* to a unitholder on the redemption, the proceeds of disposition to the unitholder of the Units will generally be equal to the fair market value of the property so distributed less the amount of any income or capital gain realized by the Fund on the distribution of such property.

A capital loss realized on the disposition of a Unit will generally be reduced by the amount of any non taxable dividends payable to the unitholder and, where the unitholder is a corporation, the amount of any taxable dividends that are deductible by the corporation in computing taxable income. Similar rules apply where the unitholder is a partnership or a trust. Where a unitholder that is a corporation or a trust (other than a mutual fund trust) disposes of a Unit, the unitholder's capital loss from the disposition will generally be reduced by the amount of dividends from taxable Canadian corporations previously designated by the Fund to the unitholder except to the extent that a loss on a previous disposition of a Unit has been reduced by such dividends. Analogous rules apply where a corporation or trust (other than a mutual fund trust) is a member of a partnership that disposes of Units.

One-half of any capital gain realized by a unitholder and the amount of any net taxable capital gains designated by the Fund in respect of the unitholder will be included in the unitholder's income under the Tax Act for the year of disposition as a taxable capital gain. One-half of any capital loss realized on the disposition of a Unit may be deducted against any taxable gains realized by the unitholder in the year of disposition, in the three preceding taxation years or any subsequent taxation year, subject to the detailed rules contained in the Tax Act.

The adjusted cost base of any shares and notes of Superior distributed to a unitholder by the Fund upon a redemption of Units, or upon the termination of the Fund, will be equal to the fair market value of such shares and notes at the time of the distribution less, in the case of the notes, any accrued interest thereon. Such a unitholder will be required to include in income, interest on the notes (including interest that had accrued to the date of the acquisition of the notes by the unitholder) in accordance with the provisions of the Tax Act. To the extent that the unitholder is required to include in income any interest that had accrued to the date of the acquisition of the notes, an offsetting deduction will be available.

A unitholder that is a "Canadian-controlled private corporation" as defined in the Tax Act may be liable to pay additional refundable tax of 6 2/3% on certain investment income including taxable capital gains and interest.

RISK FACTORS

An investment in the Units is subject to certain risks. Investors should carefully consider the risks described under the heading "Business Risks" in the Management's Discussion and Analysis of financial results and financial condition of the Fund for the year ended December 31, 2002 incorporated by reference in this short form prospectus prior to making an investment in the Units. Investors should be aware that Albchem is subject to similar business and operational risks as ERCO Worldwide, Superior's pulp chemicals division. These risks are outlined under the heading "Business Risks - Pulp Chemicals Business" in the Management's Discussion and Analysis of financial results and financial condition of the Fund for the year ended December 31, 2002 incorporated by reference in this short form prospectus. In addition, investors in Units should also consider the following additional risks.

Competition Approval

The Acquisition is subject to approval under the *Competition Act* (Canada) on terms satisfactory to Superior and either party may terminate the Agreement if such approval is not received on or before the Outside Date. There is no guarantee that Superior will receive such approval or that if such approval is received it will happen prior to the agreement being terminated. There is also no assurance that the any such approval will be on terms satisfactory to Superior, in which case Superior will have the right, and may decide, to terminate the Agreement.

Closing of the Acquisition

The Acquisition is subject to other commercial risks that it may not close on the terms negotiated or at all, including the risk that not all of the minority shareholders will sign the Agreement. In addition, if the Acquisition does not close and the Fund does not utilize the proceeds of the offering to fund additional acquisitions or capital expenditures in a timely manner, the issuance of the Units pursuant to the offering may be dilutive to future cash distributions.

Investment Eligibility

The Fund will endeavour to ensure that the Units continue to be qualified investments for registered retirement savings plans, registered education savings plans, deferred profit sharing plans and registered retirement income funds and that the Units are not foreign property under the Tax Act. No assurance can be given in this regard. The Tax Act imposes penalties for the acquisition or holding of non-qualified or ineligible investments and on excess holdings of foreign property.

Changes in Legislation

There can be no assurance that the treatment of mutual fund trusts will not be changed in a manner which adversely affects unitholders. If the Fund ceases to qualify as a "mutual fund trust" under the Tax Act, the Units will cease to be qualified investments for registered retirement savings plans, registered education savings plans, deferred profit sharing plans and registered retirement income funds.

Nature of Units

The Units do not represent a traditional investment and should not be viewed by investors as shares in Superior. The Units represent a fractional interest in the Fund. The Units do not represent a direct investment in Superior's business. Holders of Units will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions.

The Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Fund is not a

trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Unitholder Limited Liability

The Declaration of Trust provides that no unitholder will be subject to any liability in connection with the Fund or its obligations solely in his capacity as a unitholder and no such unitholder shall be liable to indemnify any person with respect to such obligations or liabilities and all such persons shall only have recourse to the Fund's assets to satisfy any claims.

The Declaration of Trust provides that in respect of obligations or liabilities being incurred by the Fund, the trustees shall make all reasonable efforts to include a specific term in such obligations or liabilities that neither the unitholders nor the trustees have any personal liability or obligations therefor. Personal liability may also arise in respect of claims against the Fund that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability of this nature arising is considered unlikely.

The operations of the Fund will be conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability on the unitholders for claims against the Fund.

Redemption Right

It is anticipated that the redemption right will not be the primary mechanism for unitholders to liquidate their investments. Notes and shares which may be distributed *in specie* to unitholders in connection with a redemption will not be listed on any stock exchange and no established market is expected to develop for such notes and shares. Cash redemptions are subject to limitations.

Additional Financing

To the extent that external sources of capital, including public and private markets, become limited or unavailable, the Fund's and Superior's ability to make the necessary capital investments to maintain or expand its current business and to make necessary principal payments under its term credit facilities will be impaired.

ELIGIBILITY FOR INVESTMENT

In the opinion of Macleod Dixon LLP and Fraser Milner Casgrain LLP, based on legislation in effect on the date of this short form prospectus, the Units offered hereby will not be precluded as investments, in each case subject to general investment standards and the satisfaction of additional requirements relating to investment or lending policies, standards, procedures, or goals, under or by the following statutes and where applicable, the relevant regulations:

Cooperative Credit Associations Act (Canada)
Insurance Companies Act (Canada)
Pension Benefits Standards Act, 1985 (Canada)
Trust and Loan Companies Act (Canada)
Employment Pension Plans Act (Alberta)
Loan and Trust Corporations Act (Alberta)
Financial Institutions Act (British Columbia)
The Insurance Act (Manitoba)
The Pension Benefits Act (Manitoba)
The Trustee Act (Manitoba)
Pension Benefits Act, 1992 (Saskatchewan)
Pension Benefits Act (Ontario)
Loan and Trust Corporations Act (Ontario)
An Act respecting insurance (Quebec) (in respect of insurers other than guarantee fund corporations)
Supplemental Pension Plans Act (Quebec)
An Act respecting trust companies and savings companies (Quebec) (for a trust company investing its own funds and deposits it receives and a savings company investing its own funds)

Also, in the opinion of such counsel, based on representations from Superior and the Fund as to certain factual matters, the Units offered hereby will, on the date of closing, be qualified investments under the Tax Act and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans and will not, on the date of closing, be foreign property for the purpose of the Tax Act.

LEGAL MATTERS

Certain legal matters in connection with the issuance and sale of the securities offered hereby will be passed upon on behalf of the Fund by Macleod Dixon LLP and on behalf of the Underwriters by Fraser Milner Casgrain LLP.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Fund are Deloitte & Touche LLP, Chartered Accountants, 3000 Scotia Centre, 700 – 2nd Street, SW, Calgary, Alberta, T2P 0S7.

The transfer agent and registrar for the Units is CIBC Mellon Trust Company at its principal offices in Toronto, Ontario and Calgary, Alberta.

INTERESTS OF EXPERTS

As of the date hereof, the partners and associates of each of Macleod Dixon LLP and Fraser Milner Casgrain LLP, as a group, beneficially own, directly or indirectly, less than 1% of the Units. As of the date hereof, the partners of Deloitte & Touche LLP, as a group, did not beneficially own, directly or indirectly, any of the Units. In addition, none of the aforementioned persons or companies, nor any director, officer or employee of any of the aforementioned persons or companies, is or is expected to be elected, appointed or employed as a director, officer or employee of the Fund or of any associates or affiliates of the Fund, except for Mr. Robert Engbloom, a director of Superior who is a partner at Macleod Dixon LLP, which law firm renders legal services to the Fund.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in several of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

CERTIFICATE OF THE FUND

Date: August 20, 2003

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of each of the provinces of Canada. For the purpose of the Province of Québec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

SUPERIOR PLUS INCOME FUND by:

SUPERIOR PLUS INC.

(Signed) GEOFFREY N. MACKEY President and Chief Executive Officer	(Signed) DERREN NEWELL Vice-President, Finance
(Signed) DAVID P. SMITH Director	(Signed) JAMES S. A. MACDONALD Director

CERTIFICATE OF THE UNDERWRITERS

Date: August 20, 2003

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada. For the purpose of the Province of Québec, to our knowledge, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

SCOTIA CAPITAL INC.

(Signed)
ERIC MCFADDEN

CIBC WORLD MARKETS INC.

(Signed)
BRENDA A. MASON

NATIONAL BANK FINANCIAL INC.

(Signed)
ROBERT B. WONNACOTT

RBC DOMINION SECURITIES INC.

(Signed)
ROBERT D. HALLETT

TD SECURITIES INC.

(Signed)
ALEC W. G. CLARK

BMO NESBITT BURNS INC.

(Signed)
AARON M. ENGEN

CANACCORD CAPITAL CORPORATION

(Signed)
STEPHEN J. MULLIE

DESJARDINS SECURITIES INC.

(Signed)
JACQUES LEMAY

FIRSTENERGY CAPITAL CORP.

(Signed)
MATTHEW D. JOSS

HSBC SECURITIES (CANADA) INC.

(Signed)
ROD A. MCISAAC

A|S|C
Alberta Securities Commission

**IN THE MATTER OF NATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM FOR
PROSPECTUSES AND ANNUAL INFORMATION FORMS**

AND

IN THE MATTER OF

SUPERIOR PLUS INCOME FUND

DECISION DOCUMENT

This final mutual reliance review system decision document evidences that final receipts of the regulators in each of Alberta, British Columbia, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia, New Brunswick, Prince Edward Island and Newfoundland and Labrador have been issued for a Short Form Prospectus of the above issuer dated August 20, 2003.

DATED at Calgary, Alberta this August 20, 2003

"Agnes Lau"
Agnes Lau
Deputy Director, Capital Markets

SEDAR Project # 00563935

NATIONAL
BANK
FINANCIAL

LETTER OF CONSENT

To: The Securities Commissions or similar regulatory authorities in each of the Provinces of Canada

Re: Superior Plus Income Fund

We refer to the short form prospectus dated August 20, 2003, of Superior Plus Income Fund (the "Fund") relating to the proposed issuance of 4,850,000 trust units (the "Units") of the Fund.

We were engaged by the special committee of the board of directors of Superior Plus Inc. ("Superior") and the board of trustees of the Fund to, among other things, prepare an opinion (the "Fairness Opinion") as to the fairness, from a financial point of view, of the Consideration (as defined in the Fairness Opinion) to the unitholders of the Fund, other than Superior Management Services LP ("SMS"), which was paid pursuant to an agreement dated April 2, 2003 among the Fund, Superior Plus Inc., SMS, Superior Investment Trust (the "Investment Trust"), Superior Incentive Trust (the "Incentive Trust") and the unitholders of the Investment Trust and the Incentive Trust. We understand that the Fund attached the Fairness Opinion as Schedule "C" to the information circular of the Fund dated April 3, 2003 (the "Information Circular") which Information Circular was filed with the applicable securities regulatory authorities in each of the provinces of Canada. The Information Circular and therefore, the Fairness Opinion will be incorporated by reference in the Prospectus.

We hereby consent to the reference to our firm name and to the Fairness Opinion incorporated by reference in the Prospectus.

We confirm that we have read the Prospectus and that we have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are derived from the Fairness Opinion or that are within our knowledge as a result of the services performed by us in connection with the Fairness Opinion.

Yours very truly,

NATIONAL BANK FINANCIAL INC.

L. Trevor Anderson
Director

DATED: August 20, 2003

Bankers Hall, Suite 2000
855 - 2nd Street S.W.
Calgary, Alberta T2P 4J8
(403) 290-0811
Toll: 1-800-372-9211
Fax (403) 265-0543

FMC

FRASER MILNER CASGRAIN LLP

August 20, 2003

Alberta Securities Commission
British Columbia Securities Commission
Securities Division of the Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs mobilières du Québec
Nova Scotia Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Prince Edward Island

Dear Sirs:

Subject: Prospectus (the "Prospectus") of Superior Plus Income Fund Dated August 20, 2003 Relating to a New Issue of Trust Units

We consent to the use of our name, Fraser Milner Casgrain LLP, on the cover page and under the headings "Legal Matters" and "Interests of Experts" and to the use of our name and opinions under the headings "Canadian Federal Income Tax Considerations" and "Eligibility for Investment" in the Prospectus.

We confirm that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that is derived from our opinions referred to under "Canadian Federal Income Tax Considerations" and "Eligibility for Investment" or that is within our knowledge as a result of the services we performed in connection with such opinions.

This letter is provided solely for the purpose of assisting you in discharging your responsibilities in connection with the transaction described above and may not be used or relied upon by any other parties or for any other purpose.

Yours truly,

Fraser Milner Casgrain LLP

830800_1

30th Floor Fifth Avenue Place 237 – 4th Avenue SW Calgary AB Canada T2P 4X7 Telephone (403) 268-7000 Fax (403) 268-3100 www.fmc-law.com
Lawyers in: Montréal Ottawa Toronto Edmonton Calgary Vancouver

Macleod Dixon LLP
Lawyers
Calgary Almaty
Toronto Caracas
Moscow Rio de Janeiro

Our File: 189665

August 20, 2003

By SEDAR

The securities regulatory authorities
in each of the provinces of Canada

Dear Sirs:

Re: Superior Plus Income Fund
Short Form Prospectus dated August 20, 2003

We are acting on behalf of Superior Plus Income Fund (the "Fund") in connection with a short form prospectus dated August 20, 2003 (the "Prospectus") relating to the qualification for distribution of 4,850,000 trust units of the Fund (the "Units").

We hereby consent to the use of our name, Macleod Dixon LLP, on the cover page and under the headings "Legal Matters" and "Interests of Experts" and to the use of our name and opinions under the headings "Canadian Federal Income Tax Considerations" and "Eligibility for Investment" in the Prospectus.

We confirm that we have read the Prospectus and that we have no reason to believe that there are any misrepresentations in the information contained therein that are derived from our opinions referred to in the Prospectus or that are within our knowledge as a result of the services performed by us in connection with our opinions referred to therein.

Sincerely,

MACLEOD DIXON LLP

"Macleod Dixon LLP"

Deloitte & Touche LLP
3000, 700 Second Street S.W.
Calgary AB Canada T2P 0S7

Telephone +1 403-267-1700
Facsimile +1 403-264-2871

Deloitte & Touche

August 20, 2003

To the various Securities Commissions and similar regulatory authorities in Canada

Dear Sirs/Mesdames:

Re: Superior Plus Income Fund (the "Fund")

We refer to the short form prospectus of the Fund dated August 20, 2003 relating to the sale and issue of 4,850,000 trust units (the "Prospectus").

We consent to the use, through incorporation by reference in the Prospectus, of our report dated February 14, 2003 to the Unitholders of the Fund on the following financial statements:

- Consolidated balance sheets as at December 31, 2002 and 2001;
- Consolidated statements of earnings and deficit and cash flows for the years ended December 31, 2002 and 2001.

We report that we have read the short form prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the consolidated financial statements upon which we have reported or that are within our knowledge as a result of our audit of such consolidated financial statements.

We also consent to the incorporation by reference of our compilation report dated June 4, 2003 to the trustees of the Fund on the unaudited pro-forma consolidated statement of earnings for the year ended December 31, 2002.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

(signed) "Deloitte & Touche LLP"

Chartered Accountants

NOVA SCOTIA

Securities Commission

2nd Floor,
Joseph Howe Building
1690 Hollis Street
P.O. Box 458
Halifax, Nova Scotia
B3J 2P8

Bus: 902-424-7768
Fax: 902-424-4625
Website: www.gov.ns.ca/nssc

IN THE MATTER OF THE SECURITIES ACT
R.S.N.S. 1989, CHAPTER 418, AS AMENDED

AND

IN THE MATTER OF

Superior Plus Income Fund

Receipt for a Preliminary Short Form Prospectus dated **August 13, 2003** relating to the securities of the above Issuer is hereby issued pursuant to section 60 of the Act.

DATED at Halifax, this **13th** day of **August, 2003**.

"Donna M. Gouthro"

J. William Slattery, C.A.
Deputy Director, Corporate Finance
per Donna M. Gouthro, Corporate
Finance Officer (Analyst)

NOTE: The issuance of this receipt is not construed as meaning that the adequacy of the Preliminary Short Form Prospectus and supporting material has been established. These are being reviewed by the Commission staff and initial comments will be furnished to you by letter as soon as practicable.

Project #563935

NOVA SCOTIA

Securities Commission

2nd Floor,
Joseph Howe Building
1690 Hollis Street
P.O. Box 458
Halifax, Nova Scotia
B3J 2P8

Bus: 902-424-7768
Fax: 902-424-4625
Website: www.gov.ns.ca/nssc

IN THE MATTER OF THE SECURITIES ACT
R.S.N.S. 1989, CHAPTER 418, AS AMENDED

AND

IN THE MATTER OF

Superior Plus Income Fund

Receipt for (Final) Short Form Prospectus dated **August 20, 2003** relating to the securities of the above Issuer is hereby issued pursuant to subsection 1 of section 66 of the Act.

DATED at Halifax, this **20th** day of **August, 2003**.

"Donna M. Gouthro"

____
J. William Slattery, C.A.
Deputy Director, Corporate Finance
per Donna M. Gouthro, Corporate
Finance Officer (Analyst)

Project #563935

New Nouveau Brunswick

Justice
Securities
Administration Branch

Justice
Administration des
valeurs mobilières

RECEIVED

2004 NOV -1 P 1:49

OFFICE OF INTERNATIONAL CORPORATE FINANCE

CERTIFICATE OF REGISTRATION

No. 2003-30296

Final prospectus dated: 2003/08/20

This is to Certify that **Superior Plus Income Fund** has/have made application to the Administrator under the Security Frauds Prevention Act for permission to do business in the Province of New Brunswick under the provisions of the Act as a security issuer and has/have complied with the provisions of the Act. Detailed information respecting the Company and its securities or the broker, salesman or sub-agent is on file at the office of the Registrar for public inspection. The said security issuer is/are permitted to do business in the Province of New Brunswick. This certificate is subject to the terms and conditions on any attached Schedule A.

NOTICE: The attention of the public is directed to the fact that, while the holder(s) of this certificate of registration is/are authorized to sell securities in the Province of New Brunswick under the provisions of the Security Frauds Prevention Act, the Administrator in no wise recommends the securities offered for sale by the holder(s) of this certificate as an investment.

DATED 2003/08/20

This Certificate expires 2004/08/20

By Order of the Administrator under the
Security Frauds Prevention Act

"Andrew Nicholson"

Deputy Administrator,
Capital Markets

PROJECT#563935

Telephone/Téléphone : (506) 658-3060
Fax/Télécopieur : (506) 658-3059
email : securities.branch@gnb.ca

P.O. Box 5001
606-133 Prince William Street
Saint John, New Brunswick
E2L 4Y9

C.P. 5001
606-133, rue Prince William
Saint John (Nouveau-Brunswick)
E2L 4Y9

Commission
des valeurs mobilières
du Québec

Marché des capitaux

DÉCISION N° : 2003-MC-2308

NUMÉRO DE PROJET SÉDAR: 563935

DOSSIER N° : 13779

Objet : Superior Plus Income Fund
Demande de visa

Vu la demande présentée le 14 août 2003;

vu les articles 11, 14 et 19 de la Loi sur les valeurs mobilières;

vu la partie 2 de la norme canadienne 44-101;

vu les pouvoirs délégués conformément à l'article 307 de la Loi.

En conséquence, la chef du Service du financement des sociétés octroie le :

> visa pour le prospectus simplifié du 20 août 2003 de Superior Plus Income Fund concernant le placement de 4 850 000 parts de fiducie au prix de 21,85 $ par part.

Le visa prend effet le 20 août 2003.

La chef du Service du financement des sociétés,

(s) Stéphanie Lachance
Stéphanie Lachance

NLA/sv

800, Square Victoria, 22ième étage, Tour de la bourse, C.P. 246, Montréal (Québec) H4Z1G3
Tél. : (514) 940-2150 * Télécopieur : (514) 873-6155

Superior Plus
Income Fund

NEWS RELEASE **August 28, 2003**

Superior Plus Income Fund Announces Closing of $106 Million Offering of Treasury Units

Calgary, AB… Superior Plus Income Fund (the "Fund") is pleased to announce the successful closing of the issue and sale of 4,850,000 trust units of the Fund at $21.85 per trust unit for net proceeds to the Fund of approximately $100.7 million. As previously reported, Superior intends to use the net proceeds of the offering to finance the acquisition of Albchem Holdings Ltd. ("Albchem"). However, since the Albchem acquisition is not expected to close prior to the closing of the offering, Superior will, in the interim, use the net proceeds to repay a portion of its indebtedness under its credit facilities. If the Albchem acquisition is not completed, the net proceeds will be used to repay indebtedness incurred in connection with the acquisition of ERCO Worldwide and for general corporate purposes.

The trust units were offered to the public through a syndicate of underwriters led by Scotia Capital Inc. and included CIBC World Markets, Inc., National Bank Financial Inc., RBC Capital Markets, TD Securities Inc., BMO Nesbitt Burns Inc., Canaccord Capital Corporation, Desjardins Securities Inc., FirstEnergy Capital Corp., and HSBC Securities (Canada) Inc.

The Fund holds 100% of Superior Plus Inc., which has three operating divisions. Superior Propane is Canada's largest distributor of propane, related products and services. ERCO Worldwide is a leading supplier of chemicals and technology to the pulp and paper and water treatment industries. Superior Energy Management provides natural gas supply services, predominantly to commercial and industrial markets in Ontario.

The Fund's trust units trade on the Toronto Stock Exchange (the "TSX") under the trading symbol SPF.UN. After giving effect to this offering, there are 66.9 million trust units outstanding. The Fund has $27.9 million principal amount of Series 1, and $249.3 million of Series 2, 8% Convertible Unsecured Subordinated Debentures outstanding, that trade on the TSX under the trading symbols SPF.DB and SPF.DB.A, respectively.

For more information please contact:

Theresia R. Reisch
Investor Relations Manager
e-mail: treisch@superiorplus.ca
Tel: (403) 218-2953/Fax: (403) 218-2973

Superior Plus Income Fund
Suite 3408, 400 – 3 Avenue SW
Calgary, Alberta T2P 4H2
Website www.superiorplus.ca
Toll Free: 1-866-490-PLUS

Superior Plus
Income Fund

NOTICE OF SPECIAL MEETING

NOTICE IS HEREBY GIVEN that a special meeting of unitholders of Superior Plus Income Fund (the "Fund") will be held in the Strand/Tivoli Room of the Metropolitan Centre, 333 - 4th Avenue S.W., Calgary, Alberta, Canada on October 7, 2003, at 9:30 a.m. (Calgary time) for the following purposes:

(1) to consider, and if thought fit, pass a special resolution (the "Reorganization Resolution") substantially in the form set forth in Schedule "A" to the accompanying information circular dated August 15, 2003 (the "Information Circular") approving the Reorganization of the Fund and the amendments to the Fund's Declaration of Trust, including the elimination of individual trustees and the appointment of a corporate trustee of the Fund, all as contemplated in the Information Circular;

(2) to elect two additional directors to the board of directors of Superior Plus Inc. to hold office until the next annual general meeting of unitholders or until their successors are elected or appointed; and

(3) to transact such other business as may properly come before the meeting or any adjournment thereof.

Capitalized terms not defined herein have the meanings attributed to them in the Information Circular.

Unitholders who are unable to attend the meeting in person are requested to complete, date and sign the enclosed form of proxy and return it, in the envelope provided, to The CIBC Mellon Trust Company, Proxy Department, 200 Queens Quay East, Unit 6, Toronto, Ontario, M5A 4K9, so that it is received no later than 11:30 a.m. (Toronto time) on the business day immediately preceding the day of the meeting or any adjournment thereof.

DATED at Calgary, Alberta, this 15th day of August, 2003.

By order of the Board of Trustees

"Theresia R. Reisch"

Theresia R. Reisch
Secretary

Superior Plus
Income Fund

NOTICE OF SPECIAL MEETING

NOTICE IS HEREBY GIVEN that a special meeting of unitholders of Superior Plus Income Fund (the "Fund") will be held in the Strand/Tivoli Room of the Metropolitan Centre, 333 - 4th Avenue S.W., Calgary, Alberta, Canada on October 7, 2003, at 9:30 a.m. (Calgary time) for the following purposes:

(1) to consider, and if thought fit, pass a special resolution (the "Reorganization Resolution") substantially in the form set forth in Schedule "A" to the accompanying information circular dated August 15, 2003 (the "Information Circular") approving the Reorganization of the Fund and the amendments to the Fund's Declaration of Trust, including the elimination of individual trustees and the appointment of a corporate trustee of the Fund, all as contemplated in the Information Circular;

(2) to elect two additional directors to the board of directors of Superior Plus Inc. to hold office until the next annual general meeting of unitholders or until their successors are elected or appointed; and

(3) to transact such other business as may properly come before the meeting or any adjournment thereof.

Capitalized terms not defined herein have the meanings attributed to them in the Information Circular.

Unitholders who are unable to attend the meeting in person are requested to complete, date and sign the enclosed form of proxy and return it, in the envelope provided, to The CIBC Mellon Trust Company, Proxy Department, 200 Queens Quay East, Unit 6, Toronto, Ontario, M5A 4K9, so that it is received no later than 11:30 a.m. (Toronto time) on the business day immediately preceding the day of the meeting or any adjournment thereof.

DATED at Calgary, Alberta, this 15th day of August, 2003.

By order of the Board of Trustees

"Theresia R. Reisch"

Theresia R. Reisch
Secretary

Superior Plus
Income Fund

Information Circular

This Information Circular is furnished in connection with the solicitation of proxies by the trustees of the Superior Plus Income Fund (the "Fund") for use at the special meeting (the "Meeting") of unitholders of the Fund called for October 7, 2003. This Information Circular and a form of proxy will be mailed on or about September 2, 2003, to the unitholders of record on August 27, 2003. Information contained herein is given as of August 15, 2003, unless otherwise specifically stated.

PROXIES

It is expected that the solicitation of proxies from the unitholders for use at the Meeting will be primarily by mail, but proxies may also be solicited personally by the trustees and officers of the Fund and by officers of Superior Plus Inc. ("Superior") as administrator of the Fund. In addition, the Fund has retained Georgeson Shareholder Communications Canada Inc. to act as a solicitation agent to solicit proxies in connection with the Meeting. The terms and conditions of the retainer agreement, including the payment of fees and reimbursement of expenses, are customary for such retainer agreements. The cost of this solicitation will be borne by Superior.

Each of the persons named in the enclosed form of proxy to represent unitholders at the Meeting is a trustee or officer of the Fund. **Each unitholder has the right to appoint some other person to represent him/her at the Meeting and may exercise this right by inserting such other person's name in the blank space provided in the enclosed form of proxy or by completing another form of proxy.** A person so appointed to represent a unitholder at the Meeting need not be a unitholder.

In order to be valid for use at the Meeting or any adjournment thereof, a duly completed proxy must be received by The CIBC Mellon Trust Company, Proxy Department, 200 Queens Quay East, Unit 6, Toronto, Ontario, M5A 4K9, not later than 11:30 a.m. (Toronto time) on the business day immediately preceding the day of the Meeting or any such adjournment. A unitholder who has given a proxy may revoke it by depositing a form of revocation of proxy, signed by the unitholder or by the unitholder's attorney authorized in writing, at the registered office of the Fund at the address shown above, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof. Alternatively, the unitholder may revoke the proxy and may vote in person, as to any matter on which a vote has not already been cast pursuant to the authority conferred by the proxy, by depositing such form of revocation of proxy with the Chairman of the Meeting at the Meeting or any adjournment thereof, or the unitholder may revoke the proxy in any other manner permitted by law.

On any ballot that may be called for at the Meeting, all units (the "Trust Units") in respect of which the persons named in the enclosed form of proxy have been appointed to act will be voted or withheld from voting in accordance with the specifications made in the proxy. **If a specification is not made with respect to any matter, the Trust Units will be voted FOR the Reorganization of the Fund as contemplated in this Information Circular and FOR the election of two directors as specified in this Information Circular.**

The form of proxy confers discretionary authority upon the persons appointed with respect to amendments to the matters identified in the notice of the Meeting and with respect to any other matters which may properly come before the Meeting. The trustees of the Fund know of no matters to come before the Meeting other than the matters identified in the notice of the Meeting. If any matters which are

not known should properly come before the Meeting, the persons named in the enclosed form of proxy will vote on such matters in accordance with their best judgement.

VOTING OF TRUST UNITS AND PRINCIPAL HOLDERS THEREOF

Only persons who are holders of record of Trust Units of the Fund on August 27, 2003 shall be entitled to attend the Meeting and to vote thereat. On August 15, 2003, the Fund had 62,314,235 Trust Units outstanding. Holders of Trust Units are entitled to one vote for each Trust Unit held at all meetings of unitholders of the Fund. A quorum at the Meeting will consist of at least two unitholders present in person or represented by proxy and representing not less than 20 percent of the Trust Units entitled to be voted at the Meeting.

To the best of the knowledge of the trustees and officers of the Fund, no person beneficially owns, directly or indirectly, or exercises control or direction over Trust Units carrying more than 10 percent of all the votes attached to the outstanding Trust Units of the Fund.

THE PROPOSED REORGANIZATION

The purpose of the Meeting is to consider and approve a proposal to improve the governance structure of the Fund and Superior and to update certain provisions of the constating documents of the Fund (the "Reorganization").

The primary elements of the Reorganization consist of:

- the consolidation of the trustees of the Fund into the board of directors of Superior and the appointment of Computershare Trust Company of Canada ("Computershare") as the trustee of the Fund. Accordingly, the two current trustees who are not members of the board of directors of Superior are proposed to be elected as board members.
- providing unitholders with the right to elect all members of the board of directors of Superior.
- delegating a broad range of responsibilities previously performed by the Manager and the trustees to Superior and its board of directors.

Prior to the internalization of the management functions of Superior and the administrative functions of the Fund on May 8, 2003 (the "Internalization"), Superior SMS Limited Partnership (herein referred to as the "Manager") was responsible for managing the business and affairs of Superior and the Fund pursuant to a Management Agreement dated October 8, 1996, as amended (the "Management Agreement") and an Administration and Advisory Agreement dated October 8, 1996, as amended (the "Original Administration Agreement"). As part of the Internalization, the Management Agreement and the Original Administration Agreement were terminated and the senior executives of Superior who were employees of the Manager became employees of Superior such that Superior now has the internal capability to manage its business going forward. In addition, the Fund entered into an administration agreement with Superior dated May 8, 2003 and delegated its administrative functions to Superior pursuant to such agreement. These changes in the Fund's governance structure brought about by the Internalization have made it desireable for the Fund to further modify its governance structure as described above. See "Reorganization of the Fund - Governance Restructuring".

BACKGROUND

Current Structure of the Fund and Governance Practices

The Fund is a limited purpose trust which distributes earnings from its holdings of Class A and Class B common shares (the "Common Shares") and unsecured subordinated notes due October 1, 2026 (the "Shareholder Notes") of Superior, net of expenses and interest paid on convertible debentures of the Fund, to its unitholders. The Fund does not conduct an active business and the role of the three individual trustees (the "trustees") is primarily to act on behalf of the Fund as a holder of the Common Shares and Shareholder Notes of Superior and to manage the limited affairs of the Fund. The trust was settled and created pursuant to a declaration of trust dated August 2, 1996 and amended on each of October 8, 1996 and January 31, 2001 (the "Declaration of Trust"). All of the trustees are independent of and "unrelated" to management of Superior, although, Peter A.W. Green serves on the Board of Directors of Superior as the Fund's representative. To further improve the governance structure of Superior and the Fund, Superior recently appointed Mr. Green, an independent director of Superior and the Chairman of the Fund, to act as the lead director of the Superior board of directors.

The board of directors of Superior is responsible for managing the business and affairs of Superior and is responsible for Superior's stewardship, subject to the terms of the unanimous shareholder agreement dated October 8, 1996 among Superior, the Fund, the Manager and an affiliate of the Manager, as amended (the "USA"). See "Unanimous Shareholder Agreement". Superior provides administrative and advisory services to the Fund pursuant to the Administration Agreement. See "Administration Agreement".

Unanimous Shareholder Agreement

Pursuant to the USA among Superior, the Fund, the Manager and an affiliate of the Manager, the board of directors of Superior consists of seven persons who are nominated as follows:

- 1 - nominated by the Fund;
- 2 - nominated by the Manager (or its successors or assigns), as the holder of 10% or more of the Trust Units of the Fund;
- 2 - nominated by the Manager (or its successors or assigns), as manager of Superior pursuant to the Management Agreement; and
- 2 - nominated by the Board of Directors of Superior, provided such nominees are not directors, officers, employees or trustees of the general partner of the Manager, the Manager, or the Fund, as the case may be.

The USA also requires the Fund to use its best efforts to cause the board of directors of Superior to appoint the executive officers of Superior as directed from time to time by the Manager of Superior. However, each of the Manager and its affiliate has, as part of the Internalization transaction, permanently waived any rights it has under this agreement and agreed to terminate the agreement when requested. As a result, the Manager is no longer entitled to nominate the directors or select the executive officers of Superior. If the Reorganization is approved by the unitholders at the Meeting, the Fund intends to terminate the USA. See "Reorganization of the Fund - Governance Restructuring".

Administration Agreement

After the Fund internalized its management and terminated the previous administration agreement with the Manager, the Fund and Superior entered into the Administration Agreement on May 8, 2003. Pursuant to the Administration Agreement, Superior agreed to provide various administrative services required by the Fund from time to time. The services provided include: secretarial, bookkeeping, expense management and cash management, arranging for legal, audit and tax services, preparing and completing regulatory filings, financial reporting, investor relations and other administrative services. In providing

these services, Superior is obligated to exercise the care, diligence and skill that a reasonably prudent administrator who has similar responsibilities would exercise in comparable circumstances.

The Administration Agreement has an initial term of one year and is automatically renewed for three successive one year terms unless either party provides the other with 60 days' written notice that the agreement shall be terminated. If the Reorganization is approved by the unitholders at the Meeting, the Administration Agreement will be amended to provide Superior with broader managerial powers over the affairs of the Fund and the term will be extended such that the agreement expires on the same date as the Amended and Restated Declaration of Trust. See "Reorganization of the Fund - Governance Restructuring".

REORGANIZATION OF THE FUND

The Fund is proposing to amend or terminate its constating documents in an effort to improve the governance structure of the Fund and Superior and to update certain provisions of the constating documents of the Fund. Set forth below is a summary of the most significant changes, however, this summary is qualified in its entirety by the complete text of the Amended and Restated Declaration of Trust and the Amended and Restated Administration Agreement implementing such changes, current drafts of each of which can be obtained upon request from the Secretary of the Fund at 3408, 400 - 3rd Avenue S.W., Calgary, Alberta T2P 4H2.

Governance Restructuring

The Fund, in improving its governance structure, has the following general objectives:

- **Consolidate Trustees and Superior Board**

  The Fund proposes to consolidate the current three individual trustees into the Superior board of directors since there is no longer any reason for separate individual trustees given the Manager no longer has the right to appoint four of the seven members of the Superior board. Mr. Green, one of the trustees, is the Fund's representative on the Superior board and accordingly, the consolidation would result in the Superior board increasing by two members to a total of nine directors. Only two of these nine directors would be members of management. A corporate trustee would be appointed to act as the trustee of the Fund to replace the individual trustees. Computershare Trust Company of Canada has agreed to act as trustee of the Fund if the Reorganization is approved by unitholders of the Fund. These changes, in connection with the delegation of power referred to below, would simplify the governance structure of the Fund as decisions in relation to both Superior and the Fund would be made at one level, being the level of the Superior board of directors.

- **Election of Directors**

  With the completion of the Internalization and the elimination of the Manager's right to appoint four of seven directors of Superior, it is desireable to provide the unitholders of the Fund with the right to elect all of the members of the Superior board of directors. Currently, unitholders have no direct right to elect directors of Superior, but rather they vote for the trustees of the Fund, whose role in the directing the affairs of Superior is quite limited. See "Unanimous Shareholder Agreement".

- **Delegation of Power**

  With the elimination of the Manager as a result of the Internalization and the consolidation of the trustees to the Superior board of directors, it is desireable for the Fund to give a broader

delegation of power in relation to Fund matters to the Superior board of directors. Since it is also proposed that the Superior board will be elected by the unitholders of the Fund, the board would be accountable directly to the unitholders for the exercise of such power. In addition, this delegation of power would be consistent with structures of other mutual fund trusts. This delegation would be effected through the terms of the Amended and Restated Declaration of Trust and the Amended and Restated Administration Agreement.

- **Termination of USA**

  There are a number of rights in the USA which were originally designed to provide the Manager with the ability to exercise substantial influence over the affairs of Superior and the Fund and which are no longer necessary. There are also rights of unitholders in the USA to approve fundamental changes to the Fund which rights were inserted for the benefit of unitholders. It is proposed that these rights be reflected in the terms of the Amended and Restated Declaration of Trust along with some additional rights. See "Reorganization of the Fund - Updating Changes - Restrictions on Trustee's Powers". As a result, it is desireable to terminate the USA. Each of the Manager and its affiliate previously waived its rights under and agreed to terminate the USA as part of the Internalization.

These proposed changes, if implemented, would provide the Fund with a more streamlined, accountable and efficient governance structure. The diagrams on the following pages illustrate the governance structure of the Fund prior to the Internalization and the Reorganization proposed in this Information Circular and after the completion of such Internalization and Reorganization.

FUND STRUCTURE PRIOR TO INTERNALIZATION AND REORGANIZATION



Unitholders
Units
Fund
(individual
trustees)
Delegation of Administrative
Functions
Shares
Notes
Manager
Superior
Delegation of Management
Functions

NOTES:

1. The Fund delegates administrative functions to the Manager pursuant to the Original Administration Agreement.
2. Superior delegates management functions to the Manager pursuant to the Management Agreement.
3. Superior is subject to the terms of the USA which entitles the Manager to appoint four of the seven directors to the Superior board of directors and stipulates that shareholders and noteholders of Superior will vote their Common Shares and Shareholder Notes in accordance with the instructions of the Superior board of directors.

FUND STRUCTURE AFTER THE INTERNALIZATION AND REORGANIZATION


Unitholders
Units
Fund
(corporate
trustee)
Delegation of
Administrative
Functions
Shares
Notes
Delegation of
Management
Functions
Superior

NOTES:

1. The Fund's corporate trustee delegates administrative and management functions in relation to the Fund to Superior pursuant to an Amended and Restated Administration Agreement and an Amended and Restated Declaration of Trust.
2. Superior's board of directors is responsible for the management functions of Superior.
3. The USA is terminated.
4. Superior's board of directors is now elected by the unitholders of the Fund in accordance with the Amended and Restated Declaration of Trust.

Updating Changes

In reviewing the governance restructuring proposal, the board of trustees of the Fund determined it would be advisable to propose additional changes to the Fund's Declaration of Trust to reflect legislative changes and industry developments that have occurred since the Fund's inception in 1996. As a result, the trustees are proposing the following key amendments be made to the Declaration of Trust to update and improve the operation of the Fund:

- **Investments of the Fund**

  Currently, the Fund is restricted to investing in securities of Superior and Superior is unrestricted in its business activities such that any acquisitions of businesses or assets or establishing a new business must be done indirectly through Superior. With the termination of the Management Agreement, there is no longer any reason to restrict the flexibility of the Fund to acquire assets or investments and it is desireable to provide the Fund with the authority, provided it has the approval of the Superior board of directors, to make such investments directly. It is also proposed that the Fund be provided with the authority to dispose of its assets, provided it has the approval of the Superior board of directors, with certain restrictions on fundamental transactions (i.e. such as a sale of all or substantially all of the assets of the Fund) that would require the approval of 66⅔% of the unitholders that vote at a meeting on a resolution approving such transaction (a "Special Resolution"). These proposed changes are designed to provide the Fund with more flexibility in organizing its affairs and in particular, conducting acquisitions and dispositions.

- **Restrictions on Trustee's Powers**

  It is desireable to restrict the powers of the trustee in relation to certain matters such that the approval of the unitholders or the board of directors of Superior is required before the trustee is authorized to take certain actions. Currently, the trustees cannot vote the Common Shares or Shareholder Notes to authorize certain fundamental changes to the Fund without the approval of unitholders by Special Resolution. These fundamental changes include: i) a sale of all or substantially all of the assets of the Fund or Superior, ii) an amalgamation or arrangement involving Superior, iii) material amendments to the note indenture, and iv) material amendments to the articles of Superior to change the authorized share capital or amend the rights of the Common Shares. It is proposed that this list would be expanded to include two additional restrictions prohibiting the trustee from taking certain actions without first receiving the approval of unitholders by Special Resolution. These additional items are: i) authorizing the trustee under the Shareholder Notes to take any steps or actions with respect to an event of default under such Shareholder Notes, and ii) terminating the Administration Agreement prior to its expiry. In addition, the trustee will not be authorized to appoint, elect or remove, as the case may be, the directors or auditors of Superior without the approval of a majority of the unitholders that vote at a meeting on a resolution approving such action (an "Ordinary Resolution"). Finally, the trustee will not, without the approval of the board of directors of Superior, be authorized to: i) sell or transfer securities of the Fund, including Common Shares and Shareholder Notes or amend or alter the Shareholder Notes or the note indentures; ii) issue any securities of the Fund; iii) acquire or invest in securities of other entities, including bodies corporate, partnerships or trusts; iv) borrow funds or incur other indebtedness; v) amend the articles of Superior; or vi) dispose of any of the assets of the Fund. These amendments are designed to provide a system of checks and balances on actions that may be taken by the trustee in areas of particular concern and importance to the Fund and its unitholders.

- **Quorum and Unitholder Meetings**

  It is desireable to reduce the quorum requirements for a meeting of unitholders of the Fund from 2 or more individuals present in person either holding personally or representing as proxies 20% of the aggregate number of outstanding Trust Units to 2 or more individuals present in person either holding personally or representing as proxies 10% of the aggregate number of votes attached to all outstanding Trust Units or special voting rights, if any. The lower quorum requirements will make it easier for the Fund to hold unitholder meetings. It is also proposed that the notice period for unitholder meetings be shortened from 25 days to 21 days prior to such unitholder meeting, or such other time frame as is required pursuant to securities laws from time to time, to coincide with the notice requirements applicable to the Fund under National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer and any future securities legislation.

- **Non-Resident Holders**

  Although the Fund's current foreign ownership levels are significantly lower than 49%, it is desireable to provide Superior with the clear authority to require the trustee of the Fund to obtain residency declarations of beneficial holders of Trust Units, perform residency searches of unitholder and beneficial unitholder mailing lists and take any other steps specified by Superior to determine the residence of beneficial owners of Trust Units of the Fund from time to time. It is also desireable to provide the board of directors of Superior, if it becomes aware that Non-residents of Canada ("Non-residents") within the meaning of the *Income Tax Act* (Canada) (the "Tax Act") hold 49% or more of the outstanding Trust Units or such a situation is imminent and determines it is necessary to preserve the Fund's status as a "mutual fund trust" under the Tax Act or is otherwise in the Fund's interest, with the authority to direct the trustee to refuse to accept a subscription for Trust Units from, or transfer Trust Units to, a Non-resident.

  It is also desireable to provide the board of directors of Superior, if it becomes aware that a majority of the Trust Units are beneficially owned by Non-residents and determines it is necessary to preserve the Fund's status as a "mutual fund trust" under the Tax Act or is otherwise in the Fund's interest, with the authority to direct the trustee to force holders of Trust Units which are beneficially owned by Non-residents, to sell their Trust Units (or a portion thereof) beneficially owned by such Non-residents. Currently, the trustees have similar powers as would be provided to Superior in these same circumstances, but there is less discretion as to when the trustees can or may act. It is desireable to provide Superior with this discretion given that it will be the board that is responsible for directing the affairs of the Fund if the Reorganization is approved by unitholders and the fact that such situations, if they do arise, are complex. Finally, this section has also be amended to clarify that Non-resident holders of Trust Units are not entitled to vote on any resolution to amend such section.

- **Special Voting Rights**

  It is desireable to authorize the creation of special voting rights of the Fund to provide the Fund with flexibility for future transactions and enhance the ability of the Fund to use certain financing techniques involving exchangeable shares. Special voting rights provide holders of such rights with an entitlement to vote at meetings of unitholders of the Fund. Special voting rights shall only be issued in connection with exchangeable securities. Each special voting right entitles the holder thereof to a number of votes at meetings of unitholders equal to the number of Trust Units into which the associated exchangeable security is convertible or exchangeable. Once the associated convertible security is converted into a Trust Unit, the related special voting rights are automatically redeemed by the Fund.

- **Amendment to Redemption Right**

  It is desireable to amend the rights of unitholders on a redemption of Trust Units where the monthly cash redemption limit has been exceeded so that the provisions governing such rights are consistent with redemption provisions used in newly created mutual fund trusts, which recognize and encourage unitholders to use their ability to sell their Trust Units on the market as the primary mechanism to liquidate their investment. Currently unitholders are entitled to receive Common Shares and Shareholder Notes of Superior on a redemption of Trust Units where the monthly cash limit has been exceeded. It is proposed that this be amended so that unitholders would now receive promissory notes of the Fund, which have terms and conditions substantially similar to the Shareholder Notes, on any such redemption. This proposed amendment is desireable so as to continue to maintain a substantive redemption right while retaining control of Superior through equity ownership by the Fund. In addition, given that the market for investment products like the Trust Units has developed considerably over the years, providing Unitholders with a reliable mechanism to liquidate their investment, it is proposed that the monthly cash redemption limit be decreased from $225,000 to $100,000 and the redemption price calculation be amended such that the redemption price will be determined based on the lesser of the closing market price of the Trust Units on the date of redemption and 90% (rather than 95% which it is currently) of the market price of such Trust Units over the 10 trading days immediately after the date of redemption.

- **Elimination of Recirculation Right**

  It is proposed that the right of unitholders to submit Trust Units to a recirculation agent, who would in turn use its reasonable efforts to find purchasers for and sell such Trust Units on behalf of the unitholder, be eliminated. This right was originally designed to provide unitholders with a mechanism to liquidate an investment in Trust Units. As mentioned, the market for this type of investment product has developed considerably over the years providing unitholders with a reliable mechanism to liquidate their investment and making the recirculation right unecessary.

- **Electronic Communications**

  It is desireable to authorize the Fund to conduct unitholder meetings in whole or in part by means of a telephonic, electronic or other communication facility including, without limitation, teleconferencing, video conferencing, computer link, webcasting or other similar means. It is also proposed that the Fund be entitled to provide unitholders with notice of a meeting and any other documents required to be sent to unitholders, including proxy materials, in electronic format provided such unitholder has consented to receive such materials in electronic format in accordance with applicable securities legislation. The amendments would also authorize the Fund to provide for voting at unitholder meetings to be conducted by telephonic, electronic or other communication or a combination thereof. These changes would allow the Fund to take advantage of recent legislative changes and update its meeting and unitholder communication procedures to include electronic communications.

- **Unit Certificates**

  It is proposed that the Fund be authorized to use Trust Unit certificates produced in generic form as permitted by the rules of the Toronto Stock Exchange. Currently the Fund uses personalized Trust Unit certificates with a vignette. If the Reorganization is approved, the Fund intends to proceed with adopting generic Trust Unit certificates to represent interests in Trust Units. The change to generic Trust Unit certificates is designed to reduce the printing costs associated with maintaining an inventory of Trust Unit certificates. It is also proposed that the Fund be authorized to eliminate physical Trust Unit certificates in the future, with the effect that unitholders would

only receive customer confirmations from the Canadian Depository for Securities Limited ("CDS") participant from whom they purchased their beneficial interest in Trust Units. The Fund has no current intention to eliminate physical Trust Unit certificates. If the Fund implemented this system, registration of interests in and transfers of the Trust Units would be made through the depository service of CDS until such time as it no longer acted as depository for the Fund. Since unitholders would be indirect holders of Trust Units under this system, they would not be able to have Trust Units registered in their name or possess physical Trust Unit certificates and might not be able to sell such Trust Units to institutions required by law to hold physical certificates or to pledge such Trust Units. The change authorizing the elimination of physical unit certificates is designed to provide the Fund with flexibility if it becomes necessary or desireable to change to a pure electronic system in the future.

- **Other Amendments**

  There are numerous other proposed amendments to the Declaration of Trust designed to update the document, clarify or confirm certain matters or specifically enumerate items that were previously subsumed under more general provisions. For a complete record of all the amendments to the Declaration of Trust, unitholders are encouraged to obtain a copy of the draft Amended and Restated Declaration of Trust by contacting the Secretary of the Fund at 3408, 400 - 3rd Avenue SW, Calgary, Alberta, T2P 4H2.

Implementation

The proposed Reorganization requires significant changes to the Fund's constating documents. If the Reorganization Resolution is approved, the Fund intends to terminate the USA, amend the note indentures governing the Shareholder Notes, amend the Administration Agreement, amend the articles of Superior to increase the size of the board of directors and amend the Declaration of Trust as contemplated herein.

The USA would be terminated by an agreement in writing among the parties thereto and, as described above, the Manager and its affiliate have already agreed to such termination. Since the USA will be terminated, the note indentures governing the Shareholder Notes will be amended to remove all references to the USA contained in such documents. The Administration Agreement would be amended by way of an Amended and Restated Administration Agreement between Superior and the Fund. The Fund would amend the articles of Superior to increase the size of the board of directors to accommodate the consolidation with the board of trustees. Finally, the amendments to the Declaration of Trust require the approval of the unitholders of the Fund by "Special Resolution". As a result, if unitholder approval is received, the Fund will enter into an Amended and Restated Declaration of Trust with the trustee on the terms described herein.

RECOMMENDATION

The trustees of the Fund and the board of directors of Superior have considered the proposed Reorganization, determined it to be in the best interest of unitholders and unanimously recommend that the unitholders vote in favour of the Reorganization Resolution. The text of the Reorganization Resolution to be considered by the unitholders relating to this matter of special business is set forth in Schedule "A". To be approved, the Reorganization Resolution must be passed by the affirmative votes cast by holders of not less than 66⅔% of the Trust Units represented in person or by proxy at the Meeting.

ELECTION OF DIRECTORS

If the Reorganization Resolution is approved, it is the desire of the Fund to have its two trustees not currently on the board of directors appointed to the board of directors of Superior. Superior's board of directors currently consists of seven members in accordance with the terms of the USA. If the Reorganization is approved by unitholders, the Amended and Restated Declaration of Trust will be signed by the parties thereto, the USA will be terminated and the articles of Superior amended to increase the size of the board of directors to a minimum of 7 and a maximum of 15 members. See "Reorganization of the Fund - Implementation". The Amended and Restated Declaration of Trust will provide that the corporate trustee cannot appoint directors to the board of directors of Superior without the approval of the unitholders by Ordinary Resolution. As a result, if the unitholders vote in favour of electing the two nominees, the Fund will pass a shareholder's resolution appointing such nominees to the board of directors of Superior.

At the Meeting, the unitholders will be asked to elect Mr. John S. Burns, Q.C. and Mr. Norman R. Gish as directors of Superior. To be approved, such resolution must be passed by the affirmative votes cast by holders of more than 50% of the Trust Units represented in person or by proxy at the Meeting. Each of the proposed nominees has consented to be named in this Information Circular and to serve as a director of Superior if elected. The Fund has no reason to believe that any proposed nominee will be unable to serve as a director, but should any such nominee become unable to do so for any reason prior to the Meeting, the persons named in the enclosed form of proxy, unless directed to withhold from voting, reserve the right to vote for other nominees in their discretion.

The names, committee memberships, municipalities of residence, and principal occupations for the five preceding years of the directors and nominees for director of Superior, and the year each current director first became a director, are shown below. On April 24, 2002, each current director was appointed by resolution in writing in lieu of an annual meeting of the sole shareholder, pursuant to the USA, to serve until the next annual meeting or until a successor is elected or appointed. Unless otherwise indicated, each director and nominee has been engaged for the past five years in the specified present principal occupations or in other executive capacities with Superior or the other entities referred to, or with affiliates, subsidiaries or predecessors thereof. In addition, unless otherwise indicated, each director listed below has been a director of Superior continuously since his or her initial appointment.

To further improve the governance structure of Superior and the Fund, Superior recently appointed Peter A.W. Green, an independent director of Superior and the Chairman of the Fund, to act as the lead director of the Superior board of directors.

As of August 15, 2003, the directors and nominees as a group owned, directly or indirectly, 1,823,571 units of the Fund, representing approximately 2.9% of the Fund's outstanding Trust Units. The number of Trust Units of the Fund that each director and nominee beneficially owns, directly or indirectly, or exercises control or direction over, as of August 15, 2003 is included in the table below. The information as to the ownership or control or direction of Trust Units, not being within the knowledge of Superior, has been furnished by the directors and nominees individually.

Name and Municipality of Residence	Director Since	Number of Trust Units	Principal Occupation
Grant D. Billing (2) (3) Calgary, Alberta	1994	1,242,917(4)	Executive Chairman of Superior.
Robert J. Engbloom (1) Calgary, Alberta	1996	7,294	Senior Partner, Macleod Dixon LLP and prior thereto, Senior Partner, MacKimmie Matthews (law firms).

Name and Municipality of Residence	Director Since	Number of Trust Units	Principal Occupation
Peter A.W. Green (1) (5) Campbellville, Ontario	1996	7,502	Chairman of The Frog Hollow Group Inc. (international business advisors).
Allan G. Lennox (2) Calgary, Alberta	1996	12,423	Principal of AG Lennox & Associates (human resource consulting firm).
James S.A. MacDonald (2) Toronto, Ontario	2000 (6) (also, May 28/98 - Dec 11/98)	10,000(4)	Chairman and Managing Partner of Enterprise Capital Management Inc. ("ECMI")(investment company).
Geoffrey N. Mackey (7) Calgary, Alberta	2000 (6) (also, Oct 8/96 - Dec 8/98)	529,235(4)	President and Chief Executive Officer of Superior.
David P. Smith (1) Toronto, Ontario	1998	9,800(4)	Managing Partner of ECMI.
John S. Burns, Q.C. (8) Calgary, Alberta	Nominee	2,400	Senior partner of Bennett Jones LLP (law firm).
Norman R. Gish (8) Calgary, Alberta	Nominee	2,000	President, Gish Consulting Inc. (consulting firm).

Notes:

(1) Member of Audit Committee.
(2) Member of Human Resources Committee.
(3) Mr. Billing also owns 650,347 warrants to acquire Trust Units of the Fund at an exercise price of $20.00 expiring on May 8, 2008.
(4) Messrs. Billing, MacDonald, Mackey and Smith are each either directors and/or officers of Superior Capital Management Inc., which is the administrator of the Superior Investment Trust which holds 4,845,501 Trust Units of the Fund. Messrs. Billing and Mackey also own approximately 7% of the outstanding units of the Superior Investment Trust.
(5) Mr. Green was appointed Lead Director of Superior on August 11, 2003.
(6) Director of ICG for the duration of the Hold-Separate Order.
(7) Mr. Mackey also owns 206,929 warrants to acquire Trust Units of the Fund at an exercise price of $20.00 expiring on May 8, 2008.
(8) Mr. Burns has been a trustee of the Fund since 1998 and Mr. Gish has been a trustee of the Fund since 2000.
(9) The directors and the nominees of Superior hold an aggregate of 630,000 options to acquire Trust Units under the Trust Unit Incentive Plan of the Fund.
(10) The Corporation does not have an Executive Committee.

COMPENSATION OF TRUSTEES

The annual compensation of the trustees for 2002 was $25,000 for the Chairman of the Board of Trustees and $15,000 each for the other trustees. In addition, trustees will receive $1,000 for each meeting attended in person. Each trustee is compensated for all reasonable out-of-pocket expenses incurred incidental to attending a trustees' meeting. For the 2002 financial year, a total of $15,156 was paid as reimbursement for expenses.

The trustees have historically participated in the Trust Unit Incentive Plan of the Fund which provides for the issuance of options to acquire Trust Units to the Fund's trustees and to directors, senior officers and employees of Superior. The aggregate number of Trust Units reserved for issuance under the Trust Unit Incentive Plan is 2,284,869.

If unitholders approve the Reorganization Resolution, Computershare Trust Company of Canada will be appointed as trustee of the Fund. Computershare will be reimbursed for its costs and expenses incurred as trustee and will receive an annual cash fee for its services provided as trustee of the Fund.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

There were no material interests, direct or indirect, of trustees and senior officers of the Fund, any shareholder who beneficially owns more than 10% of the Trust Units of the Fund, insiders of the Fund, or any known associate or affiliate of such persons in any transaction since the commencement of the Fund's last completed financial year or in any proposed transaction which has materially affected or would materially affect the Fund or its subsidiary, Superior, except as otherwise described in this Information Circular or a previous information circular of the Fund.

On December 19, 2002, Superior acquired the pulp chemicals business of Sterling Chemicals, Inc. and certain of its subsidiaries for $584.5 million on a debt free basis (the "Acquisition"). The Manager had an indirect interest in the Acquisition as it was anticipated that the cash distributable by Superior to the Fund would increase materially as a result of the transaction, which would increase the size of the management incentive fee payable to the Manager in accordance with the terms of the Management Agreement. The Acquisition was reviewed and approved by a special committee of independent directors set up to review and approve material acquisitions with the support of a fairness opinion from an independent investment banking firm.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Neither the trustees or the officers of the Fund, nor any directors or officers of Superior, nor any proposed nominee for election as a director of Superior, nor any associate or affiliate of any one of them, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting except as otherwise disclosed in this Information Circular.

TRUSTEES' AND OFFICERS' LIABILITY INSURANCE

Superior maintains directors' and officers' liability insurance for the directors and officers of Superior as well as for the trustees and officers of the Fund. Under this insurance, the insurer pays, on behalf of the Fund or Superior, for losses for which each of these entities indemnifies its directors, officers or trustees and, on behalf of such individuals, for losses which are suffered during the performance of their duties, which are not indemnified by Superior or the Fund.

The annual premium for this insurance in 2003 is US$67,507, which premium is paid by Superior. The aggregate annual insurance coverage is limited to US$25,000,000 with a corporate deductible of US$1,000,000 on each loss and no individual deductible.

INDEBTEDNESS OF TRUSTEES AND OFFICERS

None of the trustees or officers of the Fund, nominees for trustees or any known associate or affiliate of such persons has been indebted to the Fund since the commencement of the Fund's last financial year.

ADDITIONAL INFORMATION

Copies of this Information Circular, the Fund's Annual Report which contains the financial statements and the auditor's report thereon, any interim financial statements of the Fund subsequent to those statements contained in the Annual Report, and the Fund's Annual Information Form for the fiscal year ended December 31, 2002 as filed with the applicable Canadian regulatory authorities may be obtained without charge by writing to the Secretary of the Fund, 3408, 400 - 3rd Avenue S.W., Calgary, Alberta T2P 4H2.

BOARD APPROVAL

The Board of Trustees of the Fund and the Board of Directors of Superior have approved the contents of this Information Circular and the sending of this Information Circular to the unitholders of the Fund.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

Dated at Calgary, Alberta this 15th day of August, 2003.

SUPERIOR PLUS INCOME FUND by

Superior Plus Inc. as administrator of the
Superior Plus Income Fund

"Geoffrey N. Mackey"
President and Chief Executive Officer

"W. Mark Schweitzer"
Executive Vice President, Corporate
Development and Chief Financial Officer

SUPERIOR PLUS INC. by

"Geoffrey N. Mackey"
President and Chief Executive Officer

"W. Mark Schweitzer"
Executive Vice President, Corporate
Development and Chief Financial Officer

SCHEDULE "A"
FORM OF REORGANIZATION RESOLUTION

BE IT RESOLVED THAT:

1. The Reorganization of the Fund and the amendments to the Declaration of Trust, including the elimination of individual trustees and the appointment of a corporate trustee of the Fund, as contemplated in the information circular of the Fund dated August 15, 2003 (the "Information Circular"), be and is hereby authorized and approved.

2. The Fund is hereby authorized to execute and enter into all agreements or other documents and to enter into all other transactions and do all things provided for, or contemplated by, the Reorganization of the Fund as described in the Information Circular.

3. All capitalized terms not otherwise defined in this resolution have the meaning ascribed thereto in the Information Circular.

SUPERIOR PLUS INCOME FUND
FORM OF PROXY
for the October 7, 2003 Special Meeting of Unitholders

This proxy is solicited on behalf of the trustees of Superior Plus Income Fund

The undersigned unitholder of Superior Plus Income Fund (the "Fund") hereby appoints Peter A. W. Green or, failing him, Theresia R. Reisch or, instead of any of them ______________________________ ______________________________ as proxy holder of the undersigned, with full power of substitution, to attend, act and vote on behalf of the undersigned at the Special Meeting of unitholders of the Fund (the "Meeting") to be held on October 7, 2003, and at any adjournment thereof (notice of which Meeting, with the accompanying Information Circular of the Fund dated August 15, 2003, (the "Information Circular") has been received by the undersigned), in the same manner, to the same extent and with the same powers as if the undersigned were there present and, without limiting the general authorization given, the persons above named are specifically directed to vote on behalf of the undersigned in the following manner:

(1) On the Reorganization Resolution approving the Reorganization of the Fund and the amendments to the Fund's Declaration of Trust, including the elimination of individual trustees and the appointment of a corporate trustee, all as contemplated in the Information Circular:

☐ **FOR** ☐ **AGAINST**

or, if no specification is made, FOR such special resolution.

(2) On the election of two additional directors to the board of directors of Superior Plus Inc. as specified in the Information Circular:

☐ **FOR** ☐ **WITHHOLD VOTE**

or, if no specification is made, FOR such election.

(3) In the proxy holder's discretion, to vote on any amendments or variations to the matters identified in the Notice of the Meeting and accompanying Information Circular and on all other matters that may properly come before the Meeting or any adjournment thereof in such manner as the proxy holder may see fit. The undersigned hereby agrees to ratify and confirm all that such proxy holder may do by virtue hereof.

On any ballot that may be called for at the Meeting, all Trust Units in respect of which the persons named in this form of proxy have been appointed to act will be voted or withheld from voting in accordance with the specification made in this proxy.

The undersigned hereby revokes any form of proxy previously given.

Please mark, sign, date and return the proxy promptly using the enclosed envelope. See Notes on the reverse side.

Signature: ______________________________
Name of Unitholder: ______________________________
(please print)
Date: ______________________________

NOTES:

(1) This form of proxy must be signed and dated. If not dated by the unitholder, the form of proxy will be deemed to bear the date on which it was mailed to the unitholder.

(2) The unitholder should sign his name in the form in which his Trust Units are registered. The form of proxy must be executed by the unitholder or the unitholders' attorney authorized in writing. If the unitholder is a corporation, the proxy must be executed under its corporate seal or by an officer or attorney duly authorized. A copy of any such authorization should accompany the form of proxy. Persons signing as executors, administrators, trustees, etc., should so indicate.

(3) **A unitholder has the right to appoint a person, who need not be a unitholder, other than any of the persons designated in this form of proxy to attend and act on his behalf at the Meeting. This right may be exercised by inserting such other person's name in the blank space provided for that purpose herein or by completing another form of proxy. Such unitholder should notify the nominee of this appointment, obtain his consent to act as proxy holder and instruct him on how the unitholder's Trust Units are to be voted.**

(4) Unitholders who do not expect to attend the meeting in person are requested to send a duly completed form of proxy to The CIBC Mellon Trust Company, Proxy Department, 200 Queens Quay East, Unit 6, Toronto, Ontario M5A 4K9, for receipt not later than 11:30 a.m. (Toronto time) on the business day immediately preceding the date of the Meeting or any adjournment thereof to be valid for use at the Meeting or any such adjournment.

(5) Your name and address are recorded as indicated. Please report any change.

Superior Plus
Income Fund

Peter A.W. Green
Chairman
Superior Plus Income Fund
Lead Director
Superior Plus Inc.

August 15, 2003

Dear Unitholder:

You are invited to attend a special meeting of Superior Plus Income Fund to be held in the Strand/Tivoli Room of the Metropolitan Centre, 333-4th Avenue SW, Calgary, Alberta on Tuesday, October 7, 2003 at 9:30 a.m.

At the Meeting, unitholders will be asked to consider and vote upon a proposal to improve the governance structure of the Fund and Superior and to update certain provisions of the constating documents of the Fund (the "Reorganization").

On May 8, 2003, following unitholder approval, the Fund and Superior successfully completed the internalization of the management functions of the Fund and Superior and terminated the previous external management agreements with the former manager ("Manager") and related management fees. With that first step completed, the trustees of the Fund and the board of directors of Superior consider it timely and desirable to complete the Reorganization to further improve the governance structure of the Fund and Superior.

The primary elements of the Reorganization consist of:

- the consolidation of the trustees of the Fund into the board of directors of Superior and the appointment of Computershare Trust Company of Canada as the trustee of the Fund. Accordingly, the two current trustees who are not members of the board of directors of Superior are proposed to be elected as board members.

- providing unitholders with the right to elect all members of the board of directors of Superior.

- delegating a broad range of responsibilities previously performed by the Manager and the trustees to Superior and its board of directors.

The Reorganization will result in a considerable simplification of the governance structure of the Fund and Superior as almost all decisions in relation to the Fund and Superior will now be made at the Superior board level. The Reorganization will also improve the governance structure as only two of the nine directors of Superior will be management representatives and all of the directors will be elected by and accountable to unitholders.

In addition, the Reorganization consists of a number of changes to the constating documents of the Fund and Superior to reflect developments that have occurred since the inception of the Fund in 1996.

The trustees of the Fund and the board of directors of Superior have considered the proposed Reorganization, determined it to be in the best interest of unitholders and unanimously recommend that the unitholders vote in favour of the Reorganization Resolution. The text of the Reorganization Resolution to be considered by the unitholders relating to this matter of special business is set forth in Schedule "A" to the Information Circular accompanying this letter. To be approved, the Reorganization Resolution must be passed by the affirmative votes cast by holders of not less than 66 2/3% of the Trust Units represented in person or by proxy at the Meeting.

The accompanying Information Circular provides a detailed description of the Reorganization. **Please give this material your careful consideration, and, if you require assistance, consult your financial, income tax or other professional advisor.**

Yours very truly,

"Peter A.W. Green"

Chairman
Board of Trustees
Superior Plus Income Fund

DECLARATION AS TO MAILING

PROVINCE	)	
	)	In the matter of the Unitholders Special Meeting
OF	)	for SUPERIOR PLUS INCOME FUND.
	)	
ALBERTA	)	

I, John Kerr, of the City of Calgary, in the Province of Alberta, do solemnly declare as follows:

1. I am an employee of Globel Direct Inc. and as such have knowledge of the matters herein declared.

2. A Chairman's letter marked Exhibit "A", a Form of Proxy marked Exhibit "B", a non franked Business Reply Envelope marked as Exhibit "C" and a Notice of Special Meeting marked as Exhibit "D". The above listed were addressed to each addressee on the data provided by The CIBC Mellon Trust Company for the Registered Shareholders.

3. The envelopes so addressed and containing such material were deposited with the Calgary Mail Processing Plant of Canada Post, in the City of Calgary, in the Province of Alberta, on the 02nd day of September 2, 2003.

AND I MAKE THIS SOLEMN DECLARATION conscientiously believing it to be true and knowing that it is of the same force and effect as if made under oath by virtue of the Canada Evidence Act.

DECLARED before me at the City of Calgary, in the Province of Alberta this 02nd day of September, 2003

Laurae Topott

John Kerr

LAURAE SHARON TOPOTT
Commissioner for Oaths
Expiry Date Oct. 11, 2003

Superior Plus
Income Fund

Cash Distribution Notice

NEWS RELEASE **September 10, 2003**

September 2003 Cash Distribution - $0.175 per Trust Unit

Calgary, AB...The Trustees of the Superior Plus Income Fund (the "Fund") declared a cash distribution for the month of September 2003 of $0.175 (17.5 cents) per trust unit payable on October 15, 2003. The record date is September 30, 2003 and the ex-distribution date will be September 26, 2003.

A summary of cash distributions since inception and tax information is posted on the Investor Relations section of Superior's website at: www.superiorplus.ca.

For income tax purposes, the income from the September cash distribution of $0.175 per trust unit is considered to be:

- a dividend of $0.0399 per trust unit
- return of capital of $0.0150
- other income of $0.1201 per trust unit

The Fund holds 100% of Superior Plus Inc., which has three operating divisions. Superior Propane is Canada's largest distributor of propane, related products and services. ERCO Worldwide is a leading supplier of chemicals and technology to the pulp and paper and water treatment industries. Superior Energy Management provides natural gas supply services, predominantly to commercial and industrial markets in Ontario.

The Fund's trust units trade on the Toronto Stock Exchange (the "TSX") under the trading symbol SPF.UN. There are 67.3 million trust units outstanding. The Fund has $26.6 million principal amount of Series 1, and $249.3 million of Series 2, 8% Convertible Unsecured Subordinated Debentures outstanding, that trade on the TSX under the trading symbols SPF.DB and SPF.DB.A, respectively.

For more information please contact:

Theresia R. Reisch
Investor Relations Manager
e-mail: treisch@superiorplus.ca
Tel: (403) 218-2953/Fax: (403) 218-2973

Superior Plus Income Fund
Suite 3408, 400 – 3 Avenue SW
Calgary, Alberta T2P 4H2
Website www.superiorplus.ca
Toll Free: 1-866-490-PLUS

NEWS RELEASE **October 1, 2003**

Superior Plus Closes Acquisition of Albchem

Calgary, AB... Superior Plus Income Fund (the "Fund") is pleased to announce that ERCO Worldwide, a division of Superior Plus Inc. ("Superior Plus"), has successfully closed the acquisition of Albchem Holdings Ltd. ("Albchem") for approximately Cdn. $120 million, on a debt free basis. The Fund successfully raised net proceeds of $100.7 million in late August through the issue and sale of 4,850,000 trust units at $21.85/unit to finance the Albchem acquisition. The remainder of the acquisition cost has been funded from Superior Plus' revolving bank facilities.

In commenting on the closing, Geoffrey N. Mackey, President and CEO of Superior Plus, stated that "This transaction makes ERCO the largest sodium chlorate producer in North America, with a production capacity of 580,000 metric tonnes. The acquisition is expected to be accretive to unitholders and advances ERCO's growth strategy to serve the North American and the rapidly growing Asian bleached pulp markets."

Paul Timmons, President of ERCO Worldwide, added that "Albchem's operations in Bruderheim, Alberta and Hargrave, Manitoba provide substantial synergies and the flexibility to supply products and services more efficiently to our combined customer base."

The Fund holds 100% of Superior Plus Inc., which has three operating divisions. Superior Propane is Canada's largest distributor of propane, related products and services. ERCO Worldwide is a leading supplier of chemicals and technology to the pulp and paper and water treatment industries. Superior Energy Management provides natural gas supply services, predominantly to commercial and industrial markets in Ontario.

The Fund's trust units trade on the Toronto Stock Exchange (the "TSX") under the trading symbol SPF.UN. There are 67.3 million trust units outstanding. The Fund has $26.4 million principal amount of Series 1, and $249.1 million of Series 2, 8% Convertible Unsecured Subordinated Debentures outstanding, that trade on the TSX under the trading symbols SPF.DB and SPF.DB.A, respectively.

For more information please contact:

Theresia R. Reisch
Investor Relations Manager
e-mail: treisch@superiorplus.ca
Tel: (403) 218-2953/Fax: (403) 218-2973

Superior Plus Income Fund
Suite 3408, 400 – 3 Avenue SW
Calgary, Alberta T2P 4H2
Website www.superiorplus.ca
Toll Free: 1-866-490-PLUS

Superior Plus

FOR IMMEDIATE RELEASE
TSX: SPF.UN
OCTOBER 7, 2003

Superior Plus Completes Corporate Governance Reorganization

Calgary, AB... Superior Plus Income Fund (the "Fund") is pleased to announce that it has received Unitholder approval and has completed the previously announced corporate governance reorganization. At the Special Meeting of Unitholders held today, approximately 99.8% of the units voted were in favour of the reorganization resolution, as outlined in the information circular dated August 15, 2003.

Mr. Grant Billing, Executive Chairman of Superior Plus Inc. said: "We are very pleased with the overwhelming support received from unitholders on the corporate reorganization, which has simplified the governance structure of the Fund and Superior Plus. Computershare Trust Company of Canada has been appointed as the trustee of the Fund and all of the previous trustees are now members of the Board of Directors of Superior Plus. Only two of our nine directors are management representatives and Mr. Peter Green was previously appointed Lead Director. With this reorganization, our structure is more transparent and all of the directors will be elected by and are directly accountable to unitholders. We will now review our Board Committee structure, mandates and processes consistent with new developments and proposed rules on corporate governance, which we consider to be central to the effective and efficient operation of Superior Plus and the Fund."

The Fund holds 100% of Superior Plus Inc., which has three operating divisions. Superior Propane is Canada's largest distributor of propane, related products and services. ERCO Worldwide is a leading supplier of chemicals and technology to the pulp and paper and water treatment industries. Superior Energy Management provides natural gas supply services, predominantly to commercial and industrial markets in Ontario.

The Fund's trust units trade on the Toronto Stock Exchange (the "TSX") under the trading symbol SPF.UN. There are 67.4 million trust units outstanding. The Fund has $25.9 million principal amount of Series 1, and $247.8 million of Series 2, 8% Convertible Unsecured Subordinated Debentures outstanding, that trade on the TSX under the trading symbols SPF.DB and SPF.DB.A, respectively.

For more information please contact:

Theresia R. Reisch
Investor Relations Manager
e-mail: treisch@superiorplus.ca
Tel: (403) 218-2953/Fax: (403) 218-2973

Superior Plus Income Fund
Suite 3408, 400 – 3 Avenue SW
Calgary, Alberta T2P 4H2
Website www.superiorplus.ca
Toll Free: 1-866-490-PLUS

Superior Plus

FOR IMMEDIATE RELEASE
TSX: SPF.UN
October 10, 2003

October 2003 Cash Distribution - $0.175 per Trust Unit

Calgary, AB...Superior Plus Income Fund (the "Fund") today announced its cash distribution for the month of October 2003 of $0.175 (17.5 cents) per trust unit payable on November 14, 2003. The record date is October 31, 2003 and the ex-distribution date will be October 29, 2003.

A summary of cash distributions since inception and tax information is posted on the Investor Relations section of Superior's website at: www.superiorplus.ca.

For income tax purposes, the income from the October cash distribution of $0.175 per trust unit is considered to be:

- a dividend of $0.0272 per trust unit
- other income of $0.1478 per trust unit

The Fund holds 100% of Superior Plus Inc., which has three operating divisions. Superior Propane is Canada's largest distributor of propane, related products and services. ERCO Worldwide is a leading supplier of chemicals and technology to the pulp and paper and water treatment industries. Superior Energy Management provides natural gas supply services, predominantly to commercial and industrial markets in Ontario.

The Fund's trust units trade on the Toronto Stock Exchange (the "TSX") under the trading symbol SPF.UN. There are 67.4 million trust units outstanding. The Fund has $25.9 million principal amount of Series 1, and $247.6 million of Series 2, 8% Convertible Unsecured Subordinated Debentures outstanding, that trade on the TSX under the trading symbols SPF.DB and SPF.DB.A, respectively.

For more information please contact:

Theresia R. Reisch
Investor Relations Manager
e-mail: treisch@superiorplus.ca
Tel: (403) 218-2953/Fax: (403) 218-2973

Superior Plus Income Fund
Suite 3408, 400 – 3 Avenue SW
Calgary, Alberta T2P 4H2
Website www.superiorplus.ca
Toll Free: 1-866-490-PLUS

Superior Plus

FOR IMMEDIATE RELEASE
TSX: SPF.UN
OCTOBER 29, 2003

Superior Plus Issues US $160 Million Senior Secured Notes

Calgary, AB... Superior Plus Income Fund (the "Fund") is pleased to announce that its wholly owned subsidiary, Superior Plus Inc. ("Superior") closed today a private placement offering of US $160 million senior secured notes, of which US $10 million mature October 29, 2013 (the "Series A Notes") and the remainder on October 29, 2015 (the "Series B Notes"). The Series A Notes have an 8-year average life with equal annual principal repayments commencing October 29, 2009. The Series B Notes have a 10-year average life with equal annual principal repayments commencing October 29, 2011. The Series A and Series B Notes have coupon rates of 6.13% and 6.62%, respectively. In connection with this offering, Superior has swapped US $85 million of the fixed interest rate obligation into a Canadian dollar floating interest rate obligation, which currently averages 4.5%. A credit rating of BBB- has been assigned to the Series A and B Notes by Standard & Poors. The net proceeds of this offering will be used to repay the remaining portion of the bank indebtedness associated with the acquisitions of ERCO Worldwide and Albchem Holdings Ltd. and for general corporate purposes. The private placement was led by Citigroup Global Markets Inc. as placement agent and sole book running manager, with RBC Capital Markets, Scotia Capital and TD Securities as co-agents.

In addition, Superior recently completed the renewal of its secured revolving 3-year term bank credit facilities, expanding its capacity to $245 million with seven banks.

Mr. Mark Schweitzer, Executive Vice-President, Corporate Development and Chief Financial Officer said: "The completion of the private placement term debt and expansion of the banking facilities completes our refinancing plan and further expands and diversifies our capital sources at attractive rates and terms. It puts us in a strong financial position to support our business strategy."

The Fund holds 100% of Superior Plus Inc., which has three operating divisions. Superior Propane is Canada's largest distributor of propane, related products and services. ERCO Worldwide is a leading supplier of chemicals and technology to the pulp and paper and water treatment industries. Superior Energy Management provides natural gas supply services, predominantly to commercial and industrial markets in Ontario.

The Fund's trust units trade on the Toronto Stock Exchange (the "TSX") under the trading symbol SPF.UN. There are 67.4 million trust units outstanding. The Fund has $25.8 million principal amount of Series 1, and $247.5 million of Series 2, 8% Convertible Unsecured Subordinated Debentures outstanding, that trade on the TSX under the trading symbols SPF.DB and SPF.DB.A, respectively.

For more information please contact:

Theresia R. Reisch
Investor Relations Manager
E-mail: treisch@superiorplus.ca
Tel: (403) 218-2953/Fax: (403) 218-2973

Superior Plus Income Fund
Suite 3408, 400 – 3 Avenue SW
Calgary, Alberta T2P 4H2
Website www.superiorplus.ca
Toll Free: 1-866-490-PLUS

Superior Plus
Income Fund

3 Third Quarter Release and November 2003 Cash Distribution Notice

News Release - TSX: SPF.UN *November 6, 2003*

Q3 Distributable Cash Flow per Trust Unit up by 13% Over Prior Year Period

- **Albchem acquisition completed October 1st → ERCO Worldwide becomes the largest sodium chlorate producer in North America.**
- **$106 million trust unit offering completed on August 28th to finance the Albchem acquisition.**
- **Refinancing plan completed by issuance of US $160 million private placement term debt and expansion of bank facilities.**
- **Governance reorganization completed October 7th.**

Cash distributions earned per trust unit


$1.15
$1.24
$1.34
$1.38
$1.68
$1.71
$1.93
$1.71
1.00
0.98
0.92
1.08
1.18
1.42
1996 F
1997
1998
1999
2000
2001
2002
2003
Cash Generated in Q1-Q3
Annual amount of cash distributed

Highlights	Three Months Ended Sept 30		Nine Months Ended Sept 30	
	2003	2002	**2003**	2002
Financial (millions of dollars, except per trust unit amounts)				
Operating distributable cash flow				
Propane retailing	**8.6**	10.0	**72.3**	77.2
Pulp chemicals	**17.9**	–	**52.8**	–
Natural gas retailing	**0.8**	–	**2.4**	–
	27.3	10.0	**127.5**	77.2
Corporate costs	**(1.4)**	(1.3)	**(2.5)**	(2.6)
Management fees	**–**	(1.3)	**–**	(1.3)
Interest and debenture distributions	**(8.1)**	(2.3)	**(28.6)**	(7.4)
Cash income tax recovery	**–**	6.4	**–**	–
Distributable cash flow (see Note 1 to the Consolidated Financial Statements)	**17.8**	11.5	**96.4**	65.9
Distributable cash flow per average trust unit outstanding	**$0.27**	$0.24	**$1.71**	$1.42
Average number of trust units outstanding (millions)	**65.2**	47.3	**56.4**	46.6
Operating				
Litres of propane sold (millions of litres)	**298**	317	**1,157**	1,193
Propane sales margin (cents per litre)	**15.2**	14.3	**15.7**	15.2
Total chemical sales (metric tonnes "MT")	**138**	–	**409**	–
Average chemical selling price (dollars per MT)	**$565**	–	**$577**	–
Gigajoules ("GJ") of natural gas sold (millions)	**6.1**	–	**14.8**	–
Natural gas sales margin (cents per GJ)	**29.5**	–	**35.8**	–

- **Q3 distributable cash flow increased by 13% from prior year period to $0.27 per trust unit, driven by the addition of the pulp chemicals and natural gas retailing businesses.**
- **Q3 propane retailing contribution was down from prior year level as lower auto sales volumes and reduced inventory storage gains were only partially offset by improved margins.**
- **Pulp chemicals Q3 contribution on target and comparable to YTD results.**
- **Natural gas retailing continues strong growth in sales volumes and distributable cash flow.**
- **Increased interest expense and debenture distributions reflect financing of December 2002 ERCO acquisition.**

Cash Distribution Notice

The Superior Plus Income Fund (the "Fund") announced its regular monthly cash distribution for the month of November 2003 of $0.175 (17.5 cents per trust unit), payable on December 15, 2003, to unitholders of record at the close of business on November 30, 2003. The ex-distribution date will be November 26, 2003. For income tax purposes, the cash distribution of $0.175 per trust unit is considered to be a return of capital of $0.0368, a dividend of $0.03115, and other income of $0.10705 per trust unit. A cash distribution summary since inception of the Fund, together with tax information, is posted on our website at www.superiorplus.ca.

Albchem Acquisition and $106 Million Equity Financing

On October 1, 2003, ERCO Worldwide, a division of the Fund's wholly owned subsidiary Superior Plus Inc. ("Superior"), closed the acquisition of Albchem Holdings Ltd. ("Albchem") for approximately Cdn. $120 million cash consideration, on a debt free basis. The addition of Albchem increased ERCO's annual sodium chlorate production capacity from 460,000 to 580,000 metric tonnes, making ERCO the largest sodium chlorate producer in North America with market share of approximately 29%. The acquisition also advances ERCO's growth strategy to serve the growing Asian bleached pulp market. The addition of Albchem's operations in Bruderheim, Alberta and Hargrave, Manitoba provide ERCO with substantial synergies and flexibility to supply products and services more efficiently to its combined customer base. The acquisition is expected to be accretive to the Fund's distributable cash flow per average trust unit outstanding and was financed by the public offering of 4,850,000 trust units at $21.85 per trust unit, which closed on August 28, 2003, raising proceeds of $106 million ($100.2 million, net of issue costs), with the balance of the acquisition cost funded with debt.

Corporate Governance Reorganization

On October 7, 2003, unitholders overwhelmingly supported the corporate governance reorganization proposal, resulting in a simplified and streamlined governance structure for Superior and the Fund. Computershare Trust Company of Canada has been appointed as the trustee and transfer agent of the Fund. The previous trustees are now members of the board of directors of Superior and will be elected by and directly accountable to unitholders. Superior is currently in the process of reviewing its Board and Committee structure, mandates and processes consistent with new developments and proposed rules on corporate governance, which the board of directors consider to be central to the operation of Superior and the Fund.

Management's Discussion and Analysis of 2003 Third Quarter Results

The following should be read in conjunction with the Fund's consolidated financial statements contained herein, along with Management's Discussion and Analysis and Consolidated Financial Statements contained in the Fund's Annual Report for the year ended December 31, 2002 and the Fund's First and Second Quarter Releases and Reports to Unitholders for the periods ended March 31, 2003 and June 30, 2003, respectively.

Certain information included herein is forward looking and based upon assumptions and anticipated results that are subject to uncertainties. Should one or more of these uncertainties materialize or should the underlying assumptions prove incorrect, actual results may vary materially from those expected.

Distributable cash flow of the Fund available for distribution to unitholders, is equal to the cash flow from the operations of Superior, after provision for maintenance capital expenditures, distributions to holders of

debentures of the Fund and other reserves as may be considered necessary, less expenses of the Fund. Readers are cautioned that distributable cash flow is not a defined performance measure under GAAP, and that distributable cash flow cannot be assured. Superior's calculation of distributable cash flow may differ from similar calculations used by comparable entities.

Third quarter distributable cash flow increased to $0.27 per average trust unit outstanding, an increase of 13% over the prior year period, driven by the addition of contributions from the Pulp Chemical and Natural Gas retailing businesses.

Operating Results - Superior Propane

Condensed operating results for the Propane Retailing business for the three and nine months ended September 30, 2003 and 2002, are provided in the following table:

Condensed Operating Results *(millions of dollars except per litre amounts)*

	Three Months Ended Sept 30				Nine Months Ended Sept 30			
	2003		2002		2003		2002	
Gross Profit		¢/litre		¢/litre		¢/litre		¢/litre
Propane sales	45.3	15.2	45.3	14.3	181.8	15.7	181.0	15.2
Other services	7.7	2.6	8.8	2.7	24.6	2.1	26.9	2.2
Total Gross Profit	53.0	17.8	54.1	17.0	206.4	17.8	207.9	17.4
Less:								
Cash operating, admin & cash tax costs	(43.5)	(14.6)	(43.7)	(13.7)	(132.2)	(11.4)	(130.1)	(10.9)
Cash generated from operations before changes in net working capital	9.5	3.2	10.4	3.3	74.2	6.4	77.8	6.5
Maintenance capital expenditures	(0.9)	(0.3)	(0.4)	(0.1)	(1.9)	(0.2)	(0.6)	–
Operating Distributable Cash Flow	8.6	2.9	10.0	3.2	72.3	6.2	77.2	6.5
Propane volumes sold *(millions of litres)*	297.8		317.3		1,157.3		1,193.0	

Operating distributable cash flow for the Propane Retailing business was $8.6 million for the third quarter, a decrease of $1.4 million (14%) from the prior year's third quarter. Lower auto sales volumes, reduced inventory storage gains, and higher maintenance capital requirements were only partially offset by improved propane sales margins. The third quarter is typically the softest quarter in terms of propane demand fundamentals, as approximately two thirds of the annual cash flow is generated during the October through March heating season.

Gross profit of $53.0 million was $1.1 million lower than the prior year period. Agriculture and commercial sales volumes decreased by 9% compared to the prior year, accounting for 36% of the overall volume shortfall as the warm dry weather, particularly in Eastern Canada, impacted demand. Average temperatures in the quarter were 14% warmer than the prior year and 11% warmer than average third quarter temperatures over the last 5 years. The balance of the sales volume decline in the quarter (14 million litres) was due to the continuing decline in the auto propane market, particularly in the Alberta and BC regions. Average propane sales margins increased by 6% over the prior year period to 15.2 cents per litre due to an improved business mix with the decline in low margin auto propane sales and continued good margin management performance, reflecting relatively stable wholesale propane costs experienced during the third quarter. Compared to the second quarter of the year, propane sales volumes declined by 6% (2002 – 11%) due to the seasonal decline in space heating demand and the continued decline in the auto propane market. Similarly, average propane sales margins declined by 3% from the second quarter levels (2002 – 2%) due to the seasonal change in business mix. Other sales gross profits were lower than the prior year period due to reduced inventory storage gains.

Volume and Gross Profit by End Use Market Segment

	Three Months Ended Sept 30				Nine Months Ended Sept 30			
	2003		2002		2003		2002	
End Use Applications:	**Volume**(1)	**Gross Profit**(2)	**Volume**(1)	**Gross Profit**(2)	**Volume**(1)	**Gross Profit**(2)	**Volume**(1)	**Gross Profit**(2)
Residential	25.3	8.3	23.9	7.2	141.2	47.6	139.0	42.3
Commercial	57.1	12.4	61.8	12.5	277.5	59.6	279.5	56.3
Agricultural	13.6	1.6	15.9	1.9	65.6	8.2	65.4	7.5
Industrial	134.4	15.7	133.9	15.8	486.4	49.0	486.8	53.2
Automotive	67.4	7.3	81.8	7.9	186.6	17.4	222.3	21.7
Other Services	–	7.7	–	8.8	–	24.6	–	26.9
	297.8	53.0	317.3	54.1	1,157.3	206.4	1,193.0	207.9
Average Margin(3)	15.2		14.3		15.7		15.2	

Volume and Gross Profit by Region

	Three Months Ended Sept 30				Nine Months Ended Sept 30			
	2003		2002		2003		2002	
Regions:	**Volume**(1)	**Gross Profit**(2)	**Volume**(1)	**Gross Profit**(2)	**Volume**(1)	**Gross Profit**(2)	**Volume**(1)	**Gross Profit**(2)
Atlantic	21.8	5.7	20.6	5.4	86.8	22.6	78.7	20.2
Quebec	53.3	9.9	57.2	11.7	206.7	36.3	203.6	38.3
Ontario	69.3	13.0	73.5	13.3	284.4	59.0	277.9	56.4
Sask/Man	30.4	4.9	31.6	5.1	148.2	18.9	148.1	20.5
AB/NWT/YK	70.2	10.6	75.5	10.5	258.1	40.5	288.2	42.9
BC	52.8	8.9	58.9	8.1	173.1	29.1	196.6	29.6
	297.8	53.0	317.3	54.1	1,157.3	206.4	1,193.1	207.9
Average Margin(3)	15.2		14.3		15.7		15.2	

(1) Volume of propane sold (millions of litres) (2) Millions of dollars (3) Average propane sales margin (cents per litre)

Cash operating, administrative and capital tax costs of $43.5 million were consistent with the prior year period. Variable operating costs declined due to the 6% decline in sales volumes, offset by higher equipment and selling costs.

Net maintenance capital expenditures were $0.9 million in the third quarter, an increase of $0.5 million from the prior year period due to the timing of expenditures year over year. Maintenance capital expenditures are expected to seasonally increase in the fourth quarter as the delivery fleet is renewed in preparation for next year's heating season.

ERCO Worldwide

Condensed operating results for the Pulp Chemicals business for the third quarter and nine months ended September 30, 2003 and 2002 are provided on the next page for comparison purposes. The 2002 results are not included in the Fund's consolidated financial statements as the business was acquired on December 19, 2002. The first two quarters of 2002 were unusually strong compared to the second half of 2002, and were above the assumption used in our acquisition analysis.

Condensed Operating Results *(millions of dollars except per metric tonne amounts)*

	Three Months Ended Sept 30				Nine Months Ended Sept 30			
	2003		2002		**2003**		2002	
Revenue		$ per MT		$ per MT		$ per MT		$ per MT
Chemical	78.0	565	84.3	610	235.8	577	250.8	615
Technology	4.0	29	5.9	43	18.4	45	22.1	54
Cost of Sales								
Chemical	(41.6)	(301)	(46.2)	(335)	(126.5)	(309)	(129.6)	(318)
Technology	(0.3)	(2)	(1.2)	(8)	(5.2)	(13)	(6.0)	(15)
Gross Profit	40.1	291	42.8	310	122.5	300	137.3	336
Less: Cash operating, admin & Cash tax costs	(20.5)	(149)	(20.7)	(150)	(64.9)	(159)	(63.8)	(156)
Cash generated from operations Before changes in net working capital	19.6	142	22.1	160	57.6	141	73.5	180
Maintenance capital expenditures	(1.7)	(12)	(4.9)	(35)	(4.8)	(12)	(9.9)	(24)
Operating Distributable Cash Flow	17.9	130	17.2	125	52.8	129	63.6	156
Chemical volumes sold (thousands of metric tonnes)	138		138		409		408	

The Pulp Chemicals business contributed operating distributable cash flow of $17.9 million to Superior's third quarter results, and were consistent with 2003 YTD results.

Operating distributable cash flow increased by $0.7 million compared to the prior year period, as the impact of improved sodium chlorate pricing and lower maintenance capital expenditures were partially offset by the reduction in revenues resulting from the strengthening Canadian dollar. Maintenance capital expenditures were $3.2 million lower than the prior year quarter as the prior year expenditures included project costs to enable the capture of hydrogen produced at the Saskatoon plant, as well as other projects. The impact of the strengthening Canadian dollar in the quarter was partially mitigated by the foreign exchange hedging program that was implemented in the second quarter. Approximately 74%, 64%, 36%, and 16% of ERCO's estimated net US dollar cash flows for the remainder of 2003, 2004, 2005 and 2006 respectively, have been hedged. As a consequence, a one cent change in the Canadian dollar relative to the United States dollar is estimated to have a $0.1 million, $0.3 million, $0.7 million and $0.9 million change in ERCO's operating distributable cash flow for the remainder of 2003, 2004, 2005 and 2006, respectively. For further information see Note 8 to the September 30, 2003 consolidated financial statements.

Compared to the results for the first two quarters, operating distributable cash flow was comparable, as lower electricity costs, maintenance capital expenditures and increased sodium chlorate prices offset the impact of the strengthening Canadian dollar.

Work continued on the five-year cell replacement program in the third quarter, which will improve operating efficiency and production at six of the plants. The full cost of the program is expected to be approximately $28 million of which $0.9 million was spent in the quarter and $7.2 million has been spent to date. The cell replacement program is considered to be growth capital in nature and the costs are included in "other capital expenditures" on the Consolidated Statement of Cash Flows, as they expand the overall capacity of the business. Accordingly, these costs have been excluded from the distributable cash flow calculation.

During the third quarter ERCO announced the acquisition of Albchem for cash consideration of approximately $120.0 million on a debt free basis. The transaction closed on October 1, 2003, and will be accounted for effective the same date. The acquisition has been financed from the $100.2 million net

proceeds raised from the issue of 4.85 million trust units and by drawings on Superior's bank facilities. See "Liquidity and Capital Resources" discussion for further details.

Superior Energy Management ("SEM")

SEM continued to execute its business plan by adding to its residential, commercial and light industrial customer base, generating natural gas sales of 6.1 million gigajoules during the quarter, representing a 22% increase in sales volumes over the second quarter. SEM, which began commercial operations in October 2002, generated distributable cash flow of $0.8 million in the quarter, and has generated $2.4 million year to date. Natural Gas margins for the quarter are below the year to date average due to lower margin spot sales to service customer balancing requirements and due to a prior quarter gas cost adjustment. Condensed operating results for the quarter and nine months ended September 30, 2003 are provided on the following chart.

Condensed Operating Results *(millions of dollars except per GJ amounts)*

	Three Months Ended Sept 30, 2003		Nine Months Ended Sept 30, 2003	
		¢ per GJ		¢ per GJ
Gross profit	1.9	29.5	5.3	35.8
Cash operating, admin. & selling costs	(1.1)	(16.4)	(2.9)	(19.6)
Operating Distributable Cash Flow	$0.8	13.1	$2.4	16.2
Gigajoules of natural gas sold (millions)	6.1		14.8	

Corporate

Interest expense of $2.5 million increased $1.8 million over the prior year period, as revolving term bank credits and term loans were $93.9 million higher (86%) than the prior year, as bank debt was incurred to partially fund the ERCO Worldwide acquisition which closed in December, 2002.

The acquisition of ERCO Worldwide in December 2002, and the completion of the management internalization in the second quarter of 2003, has significantly enhanced Superior's tax profile, resulting in the elimination of cash income taxes during the first three quarters of this year. Accordingly, cash income tax provisions and recoveries have not been recorded in 2003. Capital taxes of $2.4 million have been recorded during the first three quarters of 2003. Cash income taxes of $6.4 million ($0.10/trust unit) were recovered during the third quarter of 2002.

Distributions on the Series 1 and Series 2 Convertible Debentures totaled $5.6 million, an increase of $4.0 million over the prior year period. Distributions on the $250 million 8% Convertible Subordinated Debentures due November 1, 2008 (the "Series 2 Debentures") issued in December 2002 to partially fund the ERCO Worldwide acquisition, contributed to a $5.0 million increase in distributions. Offsetting this were lower distributions on the 8% Convertible Subordinated Debentures due July 1, 2007 (the "Series 1 Debentures"), due to the conversion of $28.8 million Series 1 Debentures during the third quarter into 1.8 million trust units ($49.2 million Series 1 Debentures have been converted into 3.1 million trust units since September 30, 2002). During the third quarter, $2.1 million of Series 2 Debentures were converted into 0.1 million trust units.

The weighted average number of trust units outstanding in the quarter has increased by 38% to 65.2 trust units compared to the prior year period. The increase has been driven by the issue of the 4.85 million trust units to partially fund the Albchem acquisition, conversions of the Series 1 and 2 debentures, 7.3 million trust units issued in May as consideration for the management internalization transaction, and the 4.5 million trust unit offering completed in June 2003, the proceeds of which were used to partially finance the December 2002 acquisition of ERCO.

Year to Date Results

Operating distributable cash flow for the nine month period ended September 30, 2003, increased by $50.3 million over the comparable 2002 period. Contributions from the acquisition of ERCO Worldwide and the start-up of Superior Energy Management outpaced a $4.9 million reduction in results from Superior Propane due to higher fuel delivery costs and maintenance capital expenditures. Interest and debenture distributions increased by $21.2 million to $28.6 million over the comparable 2002 period reflecting the issuance of bank debt and convertible debentures to partially finance the acquisition of ERCO Worldwide. For the nine month period ended September 30, 2003, distributable cash flow reached $96.4 million, up $30.5 million or 46% over the prior year period. Distributable cash flow per average trust unit outstanding reached $1.71, up 20% over the comparable 2002 period as the average number of trust units outstanding increased by 21%.

Liquidity and Capital Resources

On August 28, 2003, the Fund successfully completed a public treasury offering of 4.85 million trust units for gross proceeds of approximately $106.0 million ($100.2 million net of issue costs). These proceeds were raised to partially fund the Albchem acquisition which closed on October 1, 2003. Between August 28 and October 1, these proceeds were used to temporarily pay down bank debt. Superior's debt increased by approximately $120 million on October 1, as a result of closing this acquisition. See Note 10 to the consolidated financial statements.

Revolving term bank credits and term loans aggregated $203.0 million at September 30, 2003, an increase of $93.9 million over September 30, 2002 levels. Increased year over year borrowings are principally attributable to the financing of the ERCO Worldwide acquisition. Revolving term bank credits and term loans have declined by $82.5 million since June 30, 2003, due partially to the temporary repayment of the bank debt from proceeds received from the equity offering, pending the closing of the Albchem acquisition.

Superior's net working capital requirements increased in the third quarter by $13.2 million from June 30, 2003. Working capital requirements for the Propane Retailing business peak seasonally in the first quarter and then decline through the second and third quarters before building again in the fall, consistent with the seasonal demand profile of its heating end use customers. Superior's revolving trade accounts receivable sales program is used to finance a portion of its working capital requirements. Proceeds from the sale of receivables decreased seasonally during the third quarter. As at September 30, 2003, proceeds from the sale of receivables amounted to $76.3 million (September 30, 2002 - $36.5 million), down from $89.6 million at June 30, 2003. Accounts receivable have decreased by $45.5 million to $66.8 million at September 30, 2003, due to the seasonal decline of propane receivables and the sale of $30.0 million of ERCO Worldwide's accounts receivable into the accounts receivable sales program.

On October 29, 2003, Superior closed its US private placement term debt issue for US $160 million, which completes the refinancing of the ERCO acquisition. The $160 million senior secured US private placement notes have a fixed effective interest rate of 6.65% and an average maturity of 10 years. A credit rating of BBB– has been assigned to the notes by Standard & Poor's. In conjunction with the issue of the notes, Superior has swapped US $85 million of the US fixed interest rate obligation into a Canadian dollar floating interest rate obligation, which currently bears interest at approximately 4.5%.

During the third quarter, Superior expanded and renewed its secured revolving term bank credit facilities. Superior now has $35 million revolving term credit facilities with seven different financial institutions, for a total capacity of $245 million, an increase of 75% from prior levels. Banking capacity has been increased to support the growth of the business with the addition of ERCO and the startup of the natural gas retailing

business. These facilities have been secured by a general charge over the assets, but otherwise contain the same key covenants as were previously in place. After giving effect to the closing of the US term debt private placement and the Albchem acquisition, Superior had approximately $115 million drawn on its committed banking facilities. The current portion of the revolving term bank credits and term loans has been reclassified to long term debt as at September 30, 2003, in recognition of the completion of the Company's refinancing plan. See Note 5 to the consolidated interim financial statements.

Outlook

Operating distributable cash flow from the Propane Retailing business for 2003, is expected to be comparable to 2002 levels, depending on normal weather conditions for the remainder of the year.

ERCO Worldwide's operating results are expected to accelerate with the integration of Albchem's operations.

The Natural Gas Retailing business is anticipated to continue to grow profitably.

Over the longer term, the Fund plans to continue its disciplined approach to acquire other businesses that have risk profiles appropriate for an income fund structure. Acquisitions must be accretive to unitholder distributions and be financed in a manner that maintains Superior's existing financial strength.

For more information, please visit our website: www.superiorplus.ca or contact:

Mark Schweitzer, Executive Vice-President
Corporate Development & CFO
Superior Plus Inc.
Phone: (403) 218-2952 / Fax: (403) 218-2973
E-mail: mschweitzer@superiorplus.ca

Theresia Reisch
Investor Relations Manager
Superior Plus Income Fund
Phone: (403) 218-2953 / Fax: (403) 218-2973
E-mail: treisch@superiorplus.ca

If you would like to listen to a recording of the November 6, 2003 investor analyst conference call on the Third Quarter Results, dial 1-877-289-8525 and enter the reservation number 21020181#. The call will be available for review from Thursday, November 6th after 1:00 p.m. (EST) until midnight Thursday, November 13th, 2003. The conference call is also posted (audio-broadcast) under the Investor Relations section of Superior's website at: www.superiorplus.ca.

SUPERIOR PLUS INCOME FUND

Consolidated Balance Sheets

(millions of dollars)	Sept 30	December 31
Assets	**2003**	**2002**
Current Assets	**(unaudited)**	**(audited)**
Accounts receivable (Note 4)	**66.8**	112.3
Inventories	**57.7**	57.7
	124.5	170.0
Capital assets	**668.0**	718.1
Intangible assets	**53.4**	66.5
Goodwill	**428.9**	438.1
	1,274.8	1,392.7
Liabilities and Unitholders' Equity		
Current portion of revolving term bank credits and term loans (Note 5)	–	340.0
Accounts payable and accrued liabilities	**92.0**	116.0
Distributions payable to unitholders and debentureholders	**20.4**	10.2
	112.4	466.2
Revolving term bank credits and term loans (Note 5)	**203.0**	103.4
Future employee benefits	**24.7**	24.4
Future income taxes	**90.1**	142.9
Unitholders' equity (Note 6)	**844.6**	655.8
	1,274.8	1,392.7

Consolidated Statements of Earnings (Loss) and Deficit

(unaudited, in millions of dollars except per Trust Unit amounts)	Three Months Ended Sept 30		Nine Months Ended Sept 30	
	2003	**2002**	**2003**	**2002**
Revenues	**253.5**	113.2	**888.1**	422.4
Cost of products sold	**158.5**	59.1	**553.9**	214.4
Gross profit	**95.0**	54.1	**334.2**	208.0
Expenses				
Operating and administrative	**66.2**	46.2	**201.3**	133.7
Depreciation of capital assets	**14.9**	6.3	**48.4**	20.4
Amortization of intangible assets	**1.5**	–	**4.8**	–
Management internalization costs (Note 3)	–	–	**141.3**	–
Interest	**2.5**	0.7	**10.8**	1.9
Income taxes of Superior	**(7.7)**	(5.1)	**(45.3)**	2.5
	77.4	48.1	**361.3**	158.5
Net Earnings (Loss) before Distributions to Unitholders	**17.6**	6.0	**(27.1)**	49.5
Distributions to unitholders	**(34.2)**	(20.3)	**(97.4)**	(72.8)
	(16.6)	(14.3)	**(124.5)**	(23.3)
Deficit, Beginning of Period	**(351.1)**	(210.1)	**(229.6)**	(195.9)
Adjustment for a retroactive change in accounting policy for trust unit incentive plan compensation	–	–	–	(1.1)
Distributions to debentureholders (Note 7)	**(5.6)**	(1.6)	**(17.8)**	(5.5)
Accretion of debentures charged to deficit (Note 6)	**(0.8)**	(0.1)	**(2.2)**	(0.3)
Deficit, End of Period	(374.1)	(226.1)	(374.1)	(226.1)
Net earnings (loss) per trust unit, before distributions to unitholders, net of distributions to debentureholders:				
Basic (Note 6)	**$0.18**	$0.09	**($0.80)**	$0.94
Diluted (Note 6)	**$0.18**	$0.09	**($0.80)**	$0.92

SUPERIOR PLUS INCOME FUND

Consolidated Statements of Cash Flows

(unaudited, in millions of dollars except per Trust Unit amounts)	Three Months Ended Sept 30		Nine Months Ended Sept 30	
	2003	2002	2003	2002
Operating Activities				
Earnings (loss) before distributions to unitholders	**17.6**	6.0	**(27.1)**	49.5
Items not involving cash:				
Depreciation and amortization of capital and intangible assets	**16.4**	6.3	**53.2**	20.4
Trust unit incentive plan compensation expense	**0.5**	(0.1)	**1.2**	0.2
Future income tax (recoveries), expense	**(8.5)**	1.3	**(47.7)**	1.9
Cash generated from/(used in) operations before changes in working capital	**26.0**	13.5	**(20.4)**	72.0
Decrease/(increase) in non-cash operating working capital items	**13.2**	(6.8)	**52.6**	27.1
	39.2	6.7	**32.2**	99.1
Investing Activities				
Maintenance capital expenditures, net	**(2.6)**	(0.4)	**(6.7)**	(0.6)
Other capital (expenditures), proceeds, net	**(1.2)**	(0.3)	**(5.9)**	2.7
	(3.8)	(0.7)	**(12.6)**	2.1
Financing Activities				
Issue of trust units and warrants in consideration of management internalization (Note 3)	–	–	**138.8**	–
Issue of trust units (Note 6)	–	–	**89.3**	–
Repayment of bridge financing facility (Note 6)	–	–	**(89.3)**	–
Issue of trust units to finance Albchem acquisition (Note 6)	**100.2**	–	**100.2**	–
Net (remittances) proceeds from sale of accounts receivable (Note 4)	**(13.3)**	(13.9)	**7.7**	(31.0)
Revolving term bank credits and term loans	**(82.5)**	29.8	**(151.1)**	8.1
Distributions to debentureholders	**(5.6)**	(1.6)	**(17.8)**	(5.5)
Distributions to unitholders	**(34.2)**	(20.3)	**(97.4)**	(72.8)
	(35.4)	(6.0)	**(19.6)**	(101.2)
Change in Cash	**–**	–	**–**	–
Cash at Beginning and End of Period	**–**	–	**–**	–

Notes to Consolidated Financial Statements

(millions of dollars, except per trust unit amounts)

1. Distributable Cash Flows

Cash generated from/(used in) operations before changes in working capital	**26.0**	13.5	**(20.4)**	72.0
Plus Management internalization costs (Note 3)	–	–	**141.3**	–
Less: Maintenance capital expenditures, net	**(2.6)**	(0.4)	**(6.7)**	(0.6)
Distributions to debentureholders	**(5.6)**	(1.6)	**(17.8)**	(5.5)
Distributable Cash Flow	**17.8**	11.5	**96.4**	65.9
Distributable cash flow per trust unit, basic (Note 6)	**$0.27**	$0.24	**$1.71**	$1.42
Distributable cash flow per trust unit, diluted (Note 6)	**$0.27**	$0.24	**$1.55**	$1.37

Distributable cash flow of the Superior Plus Income Fund (the "Fund") available for distribution to Unitholders of the Fund ("Unitholders"), is equal to the cash flow from the operations of Superior Plus Inc. ("Superior"), after provision for maintenance capital expenditures, distributions to holders of debentures ("Debentureholders") of the Fund and other reserves as may be considered necessary, less expenses of the Fund. Readers are cautioned that distributable cash flow is not a defined performance measure under GAAP, and that distributable cash flow cannot be assured. Superior's calculation of distributable cash flow may differ from similar calculations used by comparable entities. Cash is received monthly by the Fund from Superior in the form of interest income earned on the $1,053.0 million unsecured subordinated notes, due October 1, 2026 (the "Shareholder Notes") and dividends or returns of capital received on the Class A and B Common Share investment ("Common Shares") in Superior. Any undistributed distributable cash flow in respect of the fiscal year is distributed in April of the subsequent year as part of the March distribution. Distributions to Debentureholders are accounted for on an accrual basis.

2. Accounting Policies – Interim Financial Statements

(a) Basis of Presentation

The accompanying Consolidated Financial Statements have been prepared according to Canadian generally accepted accounting principles applied on a consistent basis and include the accounts of the Fund, its wholly owned subsidiary, Superior and Superior's subsidiaries. Certain information and disclosures normally required to be included in annual financial statement notes have been condensed and amended. These financial statements and notes thereto should be read in conjunction with the Fund's financial statements contained in its Annual Report for the year ended December 31, 2002. All significant transactions and balances (including the Shareholder Notes) between the Fund, Superior and Superior's subsidiaries have been eliminated on consolidation.

In the opinion of Management, the accompanying unaudited Consolidated Financial Statements include all adjustments (of a normal recurring nature) necessary to present fairly the consolidated financial position of the Fund as of September 30, 2003 and the consolidated results of its operations for the three and nine month periods ended September 30, 2003 and September 30, 2002.

(b) Business Segments

Superior operates three distinct business segments; the delivery of propane and propane related services and accessories under the Superior Propane trade name (the "Propane Retailing Business" or "Superior Propane"); the manufacture and sale of chemicals and related products and services used primarily in the production of bleached pulp operating under the ERCO Worldwide trade name (the "Pulp Chemicals Business" or "ERCO Worldwide"); and the sale of natural gas under fixed price contracts operating under the Superior Energy Management trade name (the "Natural Gas Retailing Business", or "SEM"). Revenues for all divisions are recognized at the time of delivery, or when related services are performed, with the exception of ERCO Worldwide revenues associated with the construction of chlorine dioxide generators, which are recognized using the percentage of completion method based on cost incurred completed compared to total estimated cost. For segmented information, see Note 9.

Approximately 50% of Superior Propane's sales volumes are heating related and 50% are related to economic activities. Propane sales typically peak in the first quarter when approximately one-third of annual propane sales volumes and gross profits are generated due to the demand from heating end use customers. They then decline through the second and third quarters rising seasonally again in the fourth quarter with heating demand. Similarly, net working capital levels are typically at seasonally high levels at the end of the first quarter, and normally decline to seasonally low levels in the second and third quarters. Net working capital levels are also significantly influenced by wholesale propane prices. Operating cash flow and the net working capital levels of ERCO Worldwide and SEM do not have significant seasonal fluctuations.

3. Management Internalization Transaction

On May 8, 2003 Superior completed the internalization of its management and administration agreements at an aggregate cost of $141.3 million, which has been charged to net income. The internalization process has resulted in the elimination of the management incentive and administration fees effective January 1, 2003. The funds paid to the Manager and Administrator to terminate the contracts were immediately re-invested into the trust units and warrants. The following table summarizes the financing of the transaction:

Trust Units Issued (7.0 million @ $19.65/unit)	$ 137.5
Warrants Issued (3.5 million @ $0.36/unit)	1.3
Cash Transaction Costs	2.5
Total Management Internalization Cost	$ 141.3

Of the 7.0 million trust units issued, 0.9 million trust units received by executive officers of Superior are held in escrow, and will be released over a period of 4 years. The 3.5 million warrants, exercisable to purchase trust units for five years at a price of $20.00 per trust unit, were valued using an option pricing model. Future taxes payable have been reduced by $43.0 million as a result of the internalization transaction. Internalization transaction costs are not included in the calculation of distributable cash flow (See Note 1) to reflect the growth capital nature of the transaction.

In addition, non-interest-bearing loans aggregating $6.5 million were advanced to the executive officers and were used by the executive officers to fund the purchase of 0.325 million trust units at $20 per trust unit. The loans are to be repaid over a four-year period in the form of annual retention bonuses. The loans receivable have not been recorded as an asset by Superior, but have been deducted directly from equity.

4. Accounts Receivable

On June 29, 2001 Superior entered into an agreement to sell, with limited recourse, certain trade accounts receivable on a revolving basis to an entity sponsored by a Canadian chartered bank, and has accounted for the sale in accordance with the CICA guidelines relating to transfers of receivables. The accounts receivable are sold at a discount to face value based on prevailing money market rates. Superior has retained the servicing responsibility for the accounts receivable sold and has therefore recognized a servicing liability. The level of accounts receivable sold fluctuates seasonally with the level of accounts receivable. As at September 30, 2003, net proceeds of $76.3 million (December 31, 2002 - $68.6 million) had been received. The fair value of the retained interest arising from the sale was estimated by discounting expected cash flows at prevailing money market rates.

5. Revolving Term Bank Credits and Term Loans

During September, 2003 Superior renewed and expanded its secured revolving term bank credit facilities. Superior has revolving term credit capacity of $245 million, an expansion of $105 million from December 31, 2002 levels. At September 30, 2003, $25.0 million of this facility was outstanding. These facilities are secured by a general charge over the assets of Superior Plus Inc., and bear interest based on floating rates. Other key lending covenants have not substantially changed from prior periods. In addition, Superior has $178 million of bridge financing debt outstanding related to the acquisition of ERCO Worldwide in December 2002. In keeping with the subsequent refinancing of this debt, Superior has reclassified the debt from current to long term (see Note 10). Repayment requirements of the outstanding debt are as follows:

Current Portion	$ –
Due in 2004	–
Due in 2005	7.7
Due in 2006	17.3
Due in 2007	–
Subsequent to 2007	178.0
	$ 203.0

6. Unitholders' Equity

Authorized

The Fund may issue an unlimited number of trust units. Each trust unit represents an equal undivided beneficial interest in any distributions from the Fund and in the net assets in the event of termination or wind-up of the Fund. All trust units are of the same class with equal rights and privileges.

	Issued Number of Trust Units	Equity
Unitholders' equity, December 31, 2002	**47.8**	**$655.8**
Trust unit issued as a result of management internalization transaction and retention arrangements (Note 3)	**7.3**	138.8
Public offering of trust units, June 11, 2003	**4.5**	89.3
Public offering of trust units, August 28, 2003	**4.9**	100.2
Accretion of Debentures of $2.2 million, net of corresponding charge to deficit	-	-
Conversion of debentures, and exercise of trust unit options (Series 1 – $43.8 million converted @ $16 per unit, Series 2 - $2.2 million converted @ $20 per unit)	**2.9**	-
Trust unit incentive plan compensation expense		1.2
Currency translation adjustment		1.6
Earnings before distributions to Unitholders		(27.1)
Distributions to Debentureholders		(17.8)
Distributions to Unitholders		(97.4)
Unitholders' equity, September 30, 2003	**67.4**	**$844.6**

On August 28, 2003, the Fund issued 4.85 million trust units at $21.85 per trust unit for gross proceeds to the Fund of approximately $106.0 million ($100.2 million net of underwriting fees and issue costs). The net proceeds of the offering were raised to partially fund the acquisition of Albchem Holdings Inc. (See Note 10).

On June 11, 2003, the Fund issued 4.5 million trust units at $20.90 per trust unit for gross proceeds to the Fund of approximately $94.1 million ($89.3 million net of underwriting fees). The net proceeds of the offering were used to repay a portion of the debt incurred in connection with the acquisition of ERCO Worldwide in December of 2002.

Distributable cash flow and net earnings (loss) per trust unit, before distributions to Unitholders, have been calculated using the weighted average number of trust units outstanding during the period (65.2 million in third quarter of 2003, 56.4 million year to date; 47.3 million in third quarter 2002, 46.6 million in 2002 year to date). The number of trust units used in the calculation of diluted distributable cash flow and net earnings (loss) per trust unit before distributions to Unitholders have been calculated using 84.7 million in the third quarter of 2003, (74.4 million year to date; 52.6 million in third quarter 2002, 52.3 million in 2002 year to date), and reflect the assumed conversion of all outstanding Series 1 and Series 2 Debentures and trust unit options.

7. Convertible Debentures

On December 17, 2002, the Fund issued $250 million, 8% Debentures maturing on November 1, 2008 (the "Series 2 Debentures") for net proceeds after issue costs of $239.5 million. On January 31, 2001 the Fund issued $100 million, 8% Debentures maturing on July 31, 2007 (the "Series 1 Debentures") for net proceeds after issue costs of $96.7 million.

The Debentures may be converted into trust units at the option of the holder at any time prior to maturity and may be redeemed by the Fund in certain circumstances. The Fund may elect to pay interest and principal upon maturity or redemption by issuing trust units to a trustee in the case of interest payments, and to the Debentureholders in the case of payment of principal. The number of any trust units issued will be determined based on market prices for the trust units at the time of issuance.

The Debentures and related interest obligation have been classified within unitholders' equity on the consolidated balance sheet because the Fund may elect to satisfy the Debenture interest and principal obligations by the issuance of trust units. The carrying value of the Series 1 Debentures as at September 30, 2003 is $24.7 million (December 2002 - $68.7 million), comprised of distribution payment obligation, holder's option, and principal amount components of $8.3 million, $0.2 million and $16.2 million (December 2002 - $22.0 million, $0.6 million and $46.1 million), respectively. The carrying value of the Series 2 Debentures as at September 30, 2003 is $239.1 million (December 2002 - $240.0 million), comprised of distribution payment obligation, holder's option, and principal amount components of $100.8 million, $1.0 million and $137.3 million (December 2002 - $95.0 million, $1.0 million and $144.0 million), respectively. Debenture

payments are charged directly to the deficit. During the first three quarters of 2003, a total of $43.8 million of Series 1 Debentures, and $2.2 million Series 2 Debentures were converted to 2.8 million and 0.1 million trust units respectively. At September 30, 2003, $25.9 million principal amount of the Series 1 Debentures and $247.8 million of the Series 2 Debentures remain outstanding.

8. Commitments

Superior has entered into long term forward contracts to sell US dollars in order to hedge net $US revenues. The forward contract commitments for the next five years are as follows:

(millions)	$ US	Conversion Rate
2003	$13.0	1.4456
2004	$45.3	1.4286
2005	$24.0	1.4312
2006	$ 9.0	1.4553

9. Business Segments

Superior operates three distinct business segments; the delivery of propane and propane related services and accessories, the Propane Retailing Business; the manufacture and sale of chemicals and related products and services used primarily in the production of bleached pulp, the Pulp Chemicals Business; and the and the sale of natural gas under fixed price, fixed term contracts, the Natural Gas Retailing Business. Distributable cash flow is the main performance measure used by management to evaluate segment performance (See Note l).

In the accompanying table, all revenues and expenses were to unaffiliated parties. There are no prior period comparatives, since the fourth quarter of 2002 was the first period in which Superior had more than one reportable segment. There were no inter-segment revenues or expenses.

For the three months ended September 30, 2003	Propane Retailing	Pulp Chemicals	Natural Gas Retailing	Corporate	Total Consolidated
Revenues	$127.5	$82.0	$44.0	–	$253.5
Cost of products sold	74.5	41.9	42.1	–	158.5
Gross profit	53.0	40.1	1.9	–	95.0
Expenses					
Operating & administrative	43.2	20.0	1.1	1.9	66.2
Depreciation of capital assets	4.1	10.8	–	–	14.9
Amortization of intangible assets	–	1.5	–	–	1.5
Interest	–	–	–	2.5	2.5
Income taxes of Superior	1.4	3.2	0.3	(12.6)	(7.7)
	48.7	35.5	1.4	(8.2)	77.4
Net earnings before distributions to Shareholder	4.3	4.6	0.5	8.2	17.6
Add: Depreciation and amortization of capital and intangible assets	4.1	12.3	–	–	16.4
Trust unit incentive plan expense	–	–	–	0.5	0.5
Less: Maintenance capital expenditures, net	(0.9)	(1.7)	–	–	(2.6)
Future income tax expense (recoveries)	1.1	2.7	0.3	(12.6)	(8.5)
Distributions to Debentureholders	–	–	–	(5.6)	(5.6)
Distributable cash flow	$8.6	$17.9	$0.8	$(9.5)	$17.8

For the nine months ended September 30, 2003	Propane Retailing	Pulp Chemicals	Natural Gas Retailing	Corporate	Total Consolidated
Revenues	$525.3	$254.2	$108.6	–	$888.1
Cost of products sold	318.9	131.7	103.3	–	553.9
Gross profit	206.4	122.5	5.3	–	334.2
Expenses					
Operating & administrative	131.3	63.4	2.9	3.7	201.3
Depreciation of capital assets	16.0	32.4	–	–	48.4
Amortization of intangible assets	–	4.8	–	–	4.8
Management internalization (Note 3)	–	–	–	141.3	141.3
Interest	–	–	–	10.8	10.8
Income taxes	21.5	9.1	0.9	(76.8)	(45.3)
	168.8	109.7	3.8	79.0	361.3
Net earnings (loss) before distributions to Shareholder	37.6	12.8	1.5	(79.0)	(27.1)
Add: Depreciation and amortization of capital and intangible assets	16.0	37.2	–	–	53.2
Trust unit incentive plan expense	–	–	–	1.2	1.2
Management internalization	–	–	–	141.3	141.3
Less: Maintenance capital expenditures, net	(1.9)	(4.8)	–	–	(6.7)
Future income tax expense (recoveries)	20.6	7.6	0.9	(76.8)	(47.7)
Distributions to Debentureholders	–	–	–	(17.8)	(17.8)
Distributable cash flow	$72.3	$52.8	$2.4	$(31.1)	$96.4
Total assets as of September 30, 2003	$583.9	$674.1	$16.8	–	$ 1,274.8
Total assets as of December 31, 2002	$624.8	$767.9	–	–	$ 1,392.7

Geographic Information	Canada	United States	Other	Total Consolidated
Revenues for the three months ended September 30, 2003	$211.2	$38.9	$3.4	$253.5
Revenues for the nine months ended September 30, 2003	$755.3	$121.6	$11.2	$888.1
Capital assets as of September 30, 2003	$582.3	$85.7	$ -	$668.0
Total assets as of September 30, 2003	$1,176.2	$98.6	$ -	$1,274.8
Capital assets as of December 31, 2002	$612.5	$105.6	$ -	$718.1
Total assets as of December 31, 2002	$1,274.0	$118.7	$ -	$1,392.7

10. Subsequent Events

On October 1, Superior acquired all of the shares of Albchem Holdings Inc. ("Albchem") for cash consideration of approximately $120.0 million before final adjustments, on a debt-free basis. Using the purchase method for acquisitions, Superior will consolidate the assets and liabilities from the acquisition and include earnings as of the closing date. Assets acquired and liabilities assumed will be recorded at estimated fair values as of the date of acquisition. Goodwill if applicable, will be recorded as the purchase price less the acquired assets and assumed liabilities.

On October 29, 2003 Superior issued Senior Secured Notes totaling US$ 160 million (CDN$208 million), at an effective fixed interest rate of 6.65% with an average maturity of 10 years. The proceeds will be used to repay the outstanding portion of the financing facility which was put in place to partially fund the acquisition of ERCO Worldwide in December, 2002. In conjunction with the issue of the Senior Secured Notes, Superior swapped US$ 85 million (CDN$ 110.5 million) of the fixed rate obligation into a floating rate obligation at a current effective interest rate of approximately 4.5% with an average maturity of 11 years.

11. Comparative Figures

Certain reclassifications of prior year amounts have been made to conform to current year presentations.

END

Superior Plus Income Fund

November 6, 2003

Management's Discussion and Analysis of 2003 Third Quarter Results

The following should be read in conjunction with the Fund's consolidated financial statements contained herein, along with Management's Discussion and Analysis and Consolidated Financial Statements contained in the Fund's Annual Report for the year ended December 31, 2002 and the Fund's First and Second Quarter Releases and Reports to Unitholders for the periods ended March 31, 2003 and June 30, 2003, respectively.

Certain information included herein is forward looking and based upon assumptions and anticipated results that are subject to uncertainties. Should one or more of these uncertainties materialize or should the underlying assumptions prove incorrect, actual results may vary materially from those expected.

Distributable cash flow of the Fund available for distribution to unitholders, is equal to the cash flow from the operations of Superior, after provision for maintenance capital expenditures, distributions to holders of debentures of the Fund and other reserves as may be considered necessary, less expenses of the Fund. Readers are cautioned that distributable cash flow is not a defined performance measure under GAAP, and that distributable cash flow cannot be assured. Superior's calculation of distributable cash flow may differ from similar calculations used by comparable entities.

Third quarter distributable cash flow increased to $0.27 per average trust unit outstanding, an increase of 13% over the prior year period, driven by the addition of contributions from the Pulp Chemical and Natural Gas retailing businesses.

Operating Results - Superior Propane

Condensed operating results for the Propane Retailing business for the three and nine months ended September 30, 2003 and 2002, are provided in the following table:

Condensed Operating Results *(millions of dollars except per litre amounts)*

	Three Months Ended Sept 30				Nine Months Ended Sept 30			
	2003		2002		2003		2002	
Gross Profit		¢/litre		¢/litre		¢/litre		¢/litre
Propane sales	45.3	15.2	45.3	14.3	181.8	15.7	181.0	15.2
Other services	7.7	2.6	8.8	2.7	24.6	2.1	26.9	2.2
Total Gross Profit	53.0	17.8	54.1	17.0	206.4	17.8	207.9	17.4
Less:								
Cash operating, admin & cash tax costs	(43.5)	(14.6)	(43.7)	(13.7)	(132.2)	(11.4)	(130.1)	(10.9)
Cash generated from operations before changes in net working capital	9.5	3.2	10.4	3.3	74.2	6.4	77.8	6.5
Maintenance capital expenditures	(0.9)	(0.3)	(0.4)	(0.1)	(1.9)	(0.2)	(0.6)	–
Operating Distributable Cash Flow	8.6	2.9	10.0	3.2	72.3	6.2	77.2	6.5
Propane volumes sold *(millions of litres)*	297.8		317.3		1,157.3		1,193.0	

Operating distributable cash flow for the Propane Retailing business was $8.6 million for the third quarter, a decrease of $1.4 million (14%) from the prior year's third quarter. Lower auto sales volumes, reduced inventory storage gains, and higher maintenance capital requirements were only partially offset by improved propane sales margins. The third quarter is typically the softest quarter in terms of propane demand

fundamentals, as approximately two thirds of the annual cash flow is generated during the October through March heating season.

Gross profit of $53.0 million was $1.1 million lower than the prior year period. Agriculture and commercial sales volumes decreased by 9% compared to the prior year, accounting for 36% of the overall volume shortfall as the warm dry weather, particularly in Eastern Canada, impacted demand. Average temperatures in the quarter were 14% warmer than the prior year and 11% warmer than average third quarter temperatures over the last 5 years. The balance of the sales volume decline in the quarter (14 million litres) was due to the continuing decline in the auto propane market, particularly in the Alberta and BC regions. Average propane sales margins increased by 6% over the prior year period to 15.2 cents per litre due to an improved business mix with the decline in low margin auto propane sales and continued good margin management performance, reflecting relatively stable wholesale propane costs experienced during the third quarter. Compared to the second quarter of the year, propane sales volumes declined by 6% (2002 – 11%) due to the seasonal decline in space heating demand and the continued decline in the auto propane market. Similarly, average propane sales margins declined by 3% from the second quarter levels (2002 – 2%) due to the seasonal change in business mix. Other sales gross profits were lower than the prior year period due to reduced inventory storage gains.

Volume and Gross Profit by End Use Market Segment

	Three Months Ended Sept 30				Nine Months Ended Sept 30			
	2003		2002		2003		2002	
End Use Applications:	Volume(1)	Gross Profit(2)	Volume(1)	Gross Profit(2)	Volume(1)	Gross Profit(2)	Volume(1)	Gross Profit(2)
Residential	25.3	8.3	23.9	7.2	141.2	47.6	139.0	42.3
Commercial	57.1	12.4	61.8	12.5	277.5	59.6	279.5	56.3
Agricultural	13.6	1.6	15.9	1.9	65.6	8.2	65.4	7.5
Industrial	134.4	15.7	133.9	15.8	486.4	49.0	486.8	53.2
Automotive	67.4	7.3	81.8	7.9	186.6	17.4	222.3	21.7
Other Services	–	7.7	–	8.8	–	24.6	–	26.9
	297.8	53.0	317.3	54.1	1,157.3	206.4	1,193.0	207.9
Average Margin(3)	15.2		14.3		15.7		15.2	

Volume and Gross Profit by Region

	Three Months Ended Sept 30				Nine Months Ended Sept 30			
	2003		2002		2003		2002	
Regions:	Volume(1)	Gross Profit(2)	Volume(1)	Gross Profit(2)	Volume(1)	Gross Profit(2)	Volume(1)	Gross Profit(2)
Atlantic	21.8	5.7	20.6	5.4	86.8	22.6	78.7	20.2
Quebec	53.3	9.9	57.2	11.7	206.7	36.3	203.6	38.3
Ontario	69.3	13.0	73.5	13.3	284.4	59.0	277.9	56.4
Sask/Man	30.4	4.9	31.6	5.1	148.2	18.9	148.1	20.5
AB/NWT/YK	70.2	10.6	75.5	10.5	258.1	40.5	288.2	42.9
BC	52.8	8.9	58.9	8.1	173.1	29.1	196.6	29.6
	297.8	53.0	317.3	54.1	1,157.3	206.4	1,193.1	207.9
Average Margin(3)	15.2		14.3		15.7		15.2	

(1) Volume of propane sold (millions of litres) (2) Millions of dollars (3) Average propane sales margin (cents per litre)

Cash operating, administrative and capital tax costs of $43.5 million were consistent with the prior year period. Variable operating costs declined due to the 6% decline in sales volumes, offset by higher equipment and selling costs.

Net maintenance capital expenditures were $0.9 million in the third quarter, an increase of $0.5 million from the prior year period due to the timing of expenditures year over year. Maintenance capital expenditures are expected to seasonally increase in the fourth quarter as the delivery fleet is renewed in preparation for next year's heating season.

ERCO Worldwide

Condensed operating results for the Pulp Chemicals business for the third quarter and nine months ended September 30, 2003 and 2002 are provided on the next page for comparison purposes. The 2002 results are not included in the Fund's consolidated financial statements as the business was acquired on December 19, 2002. The first two quarters of 2002 were unusually strong compared to the second half of 2002, and were above the assumption used in our acquisition analysis.

Condensed Operating Results *(millions of dollars except per metric tonne amounts)*

	Three Months Ended Sept 30				Nine Months Ended Sept 30			
	2003		2002		**2003**		2002	
Revenue		$ per MT		$ per MT		$ per MT		$ per MT
Chemical	78.0	565	84.3	610	235.8	577	250.8	615
Technology	4.0	29	5.9	43	18.4	45	22.1	54
Cost of Sales								
Chemical	(41.6)	(301)	(46.2)	(335)	(126.5)	(309)	(129.6)	(318)
Technology	(0.3)	(2)	(1.2)	(8)	(5.2)	(13)	(6.0)	(15)
Gross Profit	40.1	291	42.8	310	122.5	300	137.3	336
Less: Cash operating, admin & Cash tax costs	(20.5)	(149)	(20.7)	(150)	(64.9)	(159)	(63.8)	(156)
Cash generated from operations Before changes in net working capital	19.6	142	22.1	160	57.6	141	73.5	180
Maintenance capital expenditures	(1.7)	(12)	(4.9)	(35)	(4.8)	(12)	(9.9)	(24)
Operating Distributable Cash Flow	17.9	130	17.2	125	52.8	129	63.6	156
Chemical volumes sold (thousands of metric tonnes)	138		138		409		408	

The Pulp Chemicals business contributed operating distributable cash flow of $17.9 million to Superior's third quarter results, and were consistent with 2003 YTD results.

Operating distributable cash flow increased by $0.7 million compared to the prior year period, as the impact of improved sodium chlorate pricing and lower maintenance capital expenditures were partially offset by the reduction in revenues resulting from the strengthening Canadian dollar. Maintenance capital expenditures were $3.2 million lower than the prior year quarter as the prior year expenditures included project costs to enable the capture of hydrogen produced at the Saskatoon plant, as well as other projects. The impact of the strengthening Canadian dollar in the quarter was partially mitigated by the foreign exchange hedging program that was implemented in the second quarter. Approximately 74%, 64%, 36%, and 16% of ERCO's estimated net US dollar cash flows for the remainder of 2003, 2004, 2005 and 2006 respectively, have been hedged. As a consequence, a one cent change in the Canadian dollar relative to the United States dollar is estimated to have a $0.1 million, $0.3 million, $0.7 million and $0.9 million change in ERCO's operating distributable cash flow for the remainder of 2003, 2004, 2005 and 2006, respectively. For further information see Note 8 to the September 30, 2003 consolidated financial statements.

Compared to the results for the first two quarters, operating distributable cash flow was comparable, as lower electricity costs, maintenance capital expenditures and increased sodium chlorate prices offset the impact of the strengthening Canadian dollar.

Work continued on the five-year cell replacement program in the third quarter, which will improve operating efficiency and production at six of the plants. The full cost of the program is expected to be approximately $28 million of which $0.9 million was spent in the quarter and $7.2 million has been spent to date. The cell replacement program is considered to be growth capital in nature and the costs are included in "other capital expenditures" on the Consolidated Statement of Cash Flows, as they expand the overall capacity of the business. Accordingly, these costs have been excluded from the distributable cash flow calculation.

During the third quarter ERCO announced the acquisition of Albchem for cash consideration of approximately $120.0 million on a debt free basis. The transaction closed on October 1, 2003, and will be accounted for effective the same date. The acquisition has been financed from the $100.2 million net proceeds raised from the issue of 4.85 million trust units and by drawings on Superior's bank facilities. See "Liquidity and Capital Resources" discussion for further details.

Superior Energy Management ("SEM")

SEM continued to execute its business plan by adding to its residential, commercial and light industrial customer base, generating natural gas sales of 6.1 million gigajoules during the quarter, representing a 22% increase in sales volumes over the second quarter. SEM, which began commercial operations in October 2002, generated distributable cash flow of $0.8 million in the quarter, and has generated $2.4 million year to date. Natural Gas margins for the quarter are below the year to date average due to lower margin spot sales to service customer balancing requirements and due to a prior quarter gas cost adjustment. Condensed operating results for the quarter and nine months ended September 30, 2003 are provided on the following chart.

Condensed Operating Results *(millions of dollars except per GJ amounts)*

	Three Months Ended Sept 30, 2003		Nine Months Ended Sept 30, 2003	
		¢ per GJ		¢ per GJ
Gross profit	1.9	29.5	5.3	35.8
Cash operating, admin. & selling costs	(1.1)	(16.4)	(2.9)	(19.6)
Operating Distributable Cash Flow	$0.8	13.1	$2.4	16.2
Gigajoules of natural gas sold (millions)	6.1		14.8	

Corporate

Interest expense of $2.5 million increased $1.8 million over the prior year period, as revolving term bank credits and term loans were $93.9 million higher (86%) than the prior year, as bank debt was incurred to partially fund the ERCO Worldwide acquisition which closed in December, 2002.

The acquisition of ERCO Worldwide in December 2002, and the completion of the management internalization in the second quarter of 2003, has significantly enhanced Superior's tax profile, resulting in the elimination of cash income taxes during the first three quarters of this year. Accordingly, cash income tax provisions and recoveries have not been recorded in 2003. Capital taxes of $2.4 million have been recorded during the first three quarters of 2003. Cash income taxes of $6.4 million ($0.10/trust unit) were recovered during the third quarter of 2002.

Distributions on the Series 1 and Series 2 Convertible Debentures totaled $5.6 million, an increase of $4.0 million over the prior year period. Distributions on the $250 million 8% Convertible Subordinated Debentures due November 1, 2008 (the "Series 2 Debentures") issued in December 2002 to partially fund the ERCO Worldwide acquisition, contributed to a $5.0 million increase in distributions. Offsetting this were lower distributions on the 8% Convertible Subordinated Debentures due July 1, 2007 (the "Series 1

Debentures"), due to the conversion of $28.8 million Series 1 Debentures during the third quarter into 1.8 million trust units ($49.2 million Series 1 Debentures have been converted into 3.1 million trust units since September 30, 2002). During the third quarter, $2.1 million of Series 2 Debentures were converted into 0.1 million trust units.

The weighted average number of trust units outstanding in the quarter has increased by 38% to 65.2 trust units compared to the prior year period. The increase has been driven by the issue of the 4.85 million trust units to partially fund the Albchem acquisition, conversions of the Series 1 and 2 debentures, 7.3 million trust units issued in May as consideration for the management internalization transaction, and the 4.5 million trust unit offering completed in June 2003, the proceeds of which were used to partially finance the December 2002 acquisition of ERCO.

Year to Date Results

Operating distributable cash flow for the nine month period ended September 30, 2003, increased by $50.3 million over the comparable 2002 period. Contributions from the acquisition of ERCO Worldwide and the start-up of Superior Energy Management outpaced a $4.9 million reduction in results from Superior Propane due to higher fuel delivery costs and maintenance capital expenditures. Interest and debenture distributions increased by $21.2 million to $28.6 million over the comparable 2002 period reflecting the issuance of bank debt and convertible debentures to partially finance the acquisition of ERCO Worldwide. For the nine month period ended September 30, 2003, distributable cash flow reached $96.4 million, up $30.5 million or 46% over the prior year period. Distributable cash flow per average trust unit outstanding reached $1.71, up 20% over the comparable 2002 period as the average number of trust units outstanding increased by 21%.

Liquidity and Capital Resources

On August 28, 2003, the Fund successfully completed a public treasury offering of 4.85 million trust units for gross proceeds of approximately $106.0 million ($100.2 million net of issue costs). These proceeds were raised to partially fund the Albchem acquisition which closed on October 1, 2003. Between August 28 and October 1, these proceeds were used to temporarily pay down bank debt. Superior's debt increased by approximately $120 million on October 1, as a result of closing this acquisition. See Note 10 to the consolidated financial statements.

Revolving term bank credits and term loans aggregated $203.0 million at September 30, 2003, an increase of $93.9 million over September 30, 2002 levels. Increased year over year borrowings are principally attributable to the financing of the ERCO Worldwide acquisition. Revolving term bank credits and term loans have declined by $82.5 million since June 30, 2003, due partially to the temporary repayment of the bank debt from proceeds received from the equity offering, pending the closing of the Albchem acquisition.

Superior's net working capital requirements increased in the third quarter by $13.2 million from June 30, 2003. Working capital requirements for the Propane Retailing business peak seasonally in the first quarter and then decline through the second and third quarters before building again in the fall, consistent with the seasonal demand profile of its heating end use customers. Superior's revolving trade accounts receivable sales program is used to finance a portion of its working capital requirements. Proceeds from the sale of receivables decreased seasonally during the third quarter. As at September 30, 2003, proceeds from the sale of receivables amounted to $76.3 million (September 30, 2002 - $36.5 million), down from $89.6 million at June 30, 2003. Accounts receivable have decreased by $45.5 million to $66.8 million at September 30, 2003, due to the seasonal decline of propane receivables and the sale of $30.0 million of ERCO Worldwide's accounts receivable into the accounts receivable sales program.

On October 29, 2003, Superior closed its US private placement term debt issue for US $160 million, which completes the refinancing of the ERCO acquisition. The $160 million senior secured US private placement notes have a fixed effective interest rate of 6.65% and an average maturity of 10 years. A credit rating of BBB– has been assigned to the notes by Standard & Poor's. In conjunction with the issue of the notes, Superior has swapped US $85 million of the US fixed interest rate obligation into a Canadian dollar floating interest rate obligation, which currently bears interest at approximately 4.5%.

During the third quarter, Superior expanded and renewed its secured revolving term bank credit facilities. Superior now has $35 million revolving term credit facilities with seven different financial institutions, for a total capacity of $245 million, an increase of 75% from prior levels. Banking capacity has been increased to support the growth of the business with the addition of ERCO and the startup of the natural gas retailing business. These facilities have been secured by a general charge over the assets, but otherwise contain the same key covenants as were previously in place. After giving effect to the closing of the US term debt private placement and the Albchem acquisition, Superior had approximately $115 million drawn on its committed banking facilities. The current portion of the revolving term bank credits and term loans has been reclassified to long term debt as at September 30, 2003, in recognition of the completion of the Company's refinancing plan. See Note 5 to the consolidated interim financial statements.

Outlook

Operating distributable cash flow from the Propane Retailing business for 2003, is expected to be comparable to 2002 levels, depending on normal weather conditions for the remainder of the year.

ERCO Worldwide's operating results are expected to accelerate with the integration of Albchem's operations.

The Natural Gas Retailing business is anticipated to continue to grow profitably.

Over the longer term, the Fund plans to continue its disciplined approach to acquire other businesses that have risk profiles appropriate for an income fund structure. Acquisitions must be accretive to unitholder distributions and be financed in a manner that maintains Superior's existing financial strength.

For more information, please visit our website: www.superiorplus.ca or contact:

Mark Schweitzer, Executive Vice-President
Corporate Development & CFO
Superior Plus Inc.
Phone: (403) 218-2952 / Fax: (403) 218-2973
E-mail: mschweitzer@superiorplus.ca

Theresia Reisch
Investor Relations Manager
Superior Plus Income Fund
Phone: (403) 218-2953 / Fax: (403) 218-2973
E-mail: treisch@superiorplus.ca

END

Superior Plus Income Fund

3 Third Quarter Release and November 2003 Cash Distribution Notice

News Release - TSX: SPF.UN *November 6, 2003*

Q3 Distributable Cash Flow per Trust Unit up by 13% Over Prior Year Period

- **Albchem acquisition completed October 1st → ERCO Worldwide becomes the largest sodium chlorate producer in North America.**
- **$106 million trust unit offering completed on August 28th to finance the Albchem acquisition.**
- **Refinancing plan completed by issuance of US $160 million private placement term debt and expansion of bank facilities.**
- **Governance reorganization completed October 7th.**

Cash distributions earned per trust unit


$2.00
$1.80
$1.60
$1.40
$1.20
$1.00
$0.80
$0.60
$0.40
$0.20
$0.00
$1.15
$1.24
$1.34
$1.38
$1.68
$1.71
$1.93
$1.71
1.00
0.98
0.92
1.08
1.18
1.42
1996 F
1997
1998
1999
2000
2001
2002
2003
Cash Generated in Q1-Q3
Annual amount of cash distributed

Highlights	Three Months Ended Sept 30		Nine Months Ended Sept 30	
	2003	2002	**2003**	2002
Financial (millions of dollars, except per trust unit amounts)				
Operating distributable cash flow				
Propane retailing	**8.6**	10.0	**72.3**	77.2
Pulp chemicals	**17.9**	–	**52.8**	–
Natural gas retailing	**0.8**	–	**2.4**	–
	27.3	10.0	**127.5**	77.2
Corporate costs	**(1.4)**	(1.3)	**(2.5)**	(2.6)
Management fees	–	(1.3)	–	(1.3)
Interest and debenture distributions	**(8.1)**	(2.3)	**(28.6)**	(7.4)
Cash income tax recovery	–	6.4	–	–
Distributable cash flow (see Note 1 to the Consolidated Financial Statements)	**17.8**	11.5	**96.4**	65.9
Distributable cash flow per average trust unit outstanding	**$0.27**	$0.24	**$1.71**	$1.42
Average number of trust units outstanding (millions)	**65.2**	47.3	**56.4**	46.6
Operating				
Litres of propane sold (millions of litres)	**298**	317	**1,157**	1,193
Propane sales margin (cents per litre)	**15.2**	14.3	**15.7**	15.2
Total chemical sales (metric tonnes "MT")	**138**	–	**409**	–
Average chemical selling price (dollars per MT)	**$565**	–	**$577**	–
Gigajoules ("GJ") of natural gas sold (millions)	**6.1**	–	**14.8**	–
Natural gas sales margin (cents per GJ)	**29.5**	–	**35.8**	–

- **Q3 distributable cash flow increased by 13% from prior year period to $0.27 per trust unit, driven by the addition of the pulp chemicals and natural gas retailing businesses.**
- **Q3 propane retailing contribution was down from prior year level as lower auto sales volumes and reduced inventory storage gains were only partially offset by improved margins.**
- **Pulp chemicals Q3 contribution on target and comparable to YTD results.**
- **Natural gas retailing continues strong growth in sales volumes and distributable cash flow.**
- **Increased interest expense and debenture distributions reflect financing of December 2002 ERCO acquisition.**

Cash Distribution Notice

The Superior Plus Income Fund (the "Fund") announced its regular monthly cash distribution for the month of November 2003 of $0.175 (17.5 cents per trust unit), payable on December 15, 2003, to unitholders of record at the close of business on November 30, 2003. The ex-distribution date will be November 26, 2003. For income tax purposes, the cash distribution of $0.175 per trust unit is considered to be a return of capital of $0.0368, a dividend of $0.03115, and other income of $0.10705 per trust unit. A cash distribution summary since inception of the Fund, together with tax information, is posted on our website at www.superiorplus.ca.

Albchem Acquisition and $106 Million Equity Financing

On October 1, 2003, ERCO Worldwide, a division of the Fund's wholly owned subsidiary Superior Plus Inc. ("Superior"), closed the acquisition of Albchem Holdings Ltd. ("Albchem") for approximately Cdn. $120 million cash consideration, on a debt free basis. The addition of Albchem increased ERCO's annual sodium chlorate production capacity from 460,000 to 580,000 metric tonnes, making ERCO the largest sodium chlorate producer in North America with market share of approximately 29%. The acquisition also advances ERCO's growth strategy to serve the growing Asian bleached pulp market. The addition of Albchem's operations in Bruderheim, Alberta and Hargrave, Manitoba provide ERCO with substantial synergies and flexibility to supply products and services more efficiently to its combined customer base. The acquisition is expected to be accretive to the Fund's distributable cash flow per average trust unit outstanding and was financed by the public offering of 4,850,000 trust units at $21.85 per trust unit, which closed on August 28, 2003, raising proceeds of $106 million ($100.2 million, net of issue costs), with the balance of the acquisition cost funded with debt.

Corporate Governance Reorganization

On October 7, 2003, unitholders overwhelmingly supported the corporate governance reorganization proposal, resulting in a simplified and streamlined governance structure for Superior and the Fund. Computershare Trust Company of Canada has been appointed as the trustee and transfer agent of the Fund. The previous trustees are now members of the board of directors of Superior and will be elected by and directly accountable to unitholders. Superior is currently in the process of reviewing its Board and Committee structure, mandates and processes consistent with new developments and proposed rules on corporate governance, which the board of directors consider to be central to the operation of Superior and the Fund.

Management's Discussion and Analysis of 2003 Third Quarter Results

The following should be read in conjunction with the Fund's consolidated financial statements contained herein, along with Management's Discussion and Analysis and Consolidated Financial Statements contained in the Fund's Annual Report for the year ended December 31, 2002 and the Fund's First and Second Quarter Releases and Reports to Unitholders for the periods ended March 31, 2003 and June 30, 2003, respectively.

Certain information included herein is forward looking and based upon assumptions and anticipated results that are subject to uncertainties. Should one or more of these uncertainties materialize or should the underlying assumptions prove incorrect, actual results may vary materially from those expected.

Distributable cash flow of the Fund available for distribution to unitholders, is equal to the cash flow from the operations of Superior, after provision for maintenance capital expenditures, distributions to holders of

debentures of the Fund and other reserves as may be considered necessary, less expenses of the Fund. Readers are cautioned that distributable cash flow is not a defined performance measure under GAAP, and that distributable cash flow cannot be assured. Superior's calculation of distributable cash flow may differ from similar calculations used by comparable entities.

Third quarter distributable cash flow increased to $0.27 per average trust unit outstanding, an increase of 13% over the prior year period, driven by the addition of contributions from the Pulp Chemical and Natural Gas retailing businesses.

Operating Results - Superior Propane

Condensed operating results for the Propane Retailing business for the three and nine months ended September 30, 2003 and 2002, are provided in the following table:

Condensed Operating Results *(millions of dollars except per litre amounts)*

	Three Months Ended Sept 30				Nine Months Ended Sept 30			
	2003		2002		2003		2002	
Gross Profit		¢/litre		¢/litre		¢/litre		¢/litre
Propane sales	45.3	15.2	45.3	14.3	181.8	15.7	181.0	15.2
Other services	7.7	2.6	8.8	2.7	24.6	2.1	26.9	2.2
Total Gross Profit	53.0	17.8	54.1	17.0	206.4	17.8	207.9	17.4
Less:								
Cash operating, admin & cash tax costs	(43.5)	(14.6)	(43.7)	(13.7)	(132.2)	(11.4)	(130.1)	(10.9)
Cash generated from operations before changes in net working capital	9.5	3.2	10.4	3.3	74.2	6.4	77.8	6.5
Maintenance capital expenditures	(0.9)	(0.3)	(0.4)	(0.1)	(1.9)	(0.2)	(0.6)	–
Operating Distributable Cash Flow	8.6	2.9	10.0	3.2	72.3	6.2	77.2	6.5
Propane volumes sold *(millions of litres)*	297.8		317.3		1,157.3		1,193.0	

Operating distributable cash flow for the Propane Retailing business was $8.6 million for the third quarter, a decrease of $1.4 million (14%) from the prior year's third quarter. Lower auto sales volumes, reduced inventory storage gains, and higher maintenance capital requirements were only partially offset by improved propane sales margins. The third quarter is typically the softest quarter in terms of propane demand fundamentals, as approximately two thirds of the annual cash flow is generated during the October through March heating season.

Gross profit of $53.0 million was $1.1 million lower than the prior year period. Agriculture and commercial sales volumes decreased by 9% compared to the prior year, accounting for 36% of the overall volume shortfall as the warm dry weather, particularly in Eastern Canada, impacted demand. Average temperatures in the quarter were 14% warmer than the prior year and 11% warmer than average third quarter temperatures over the last 5 years. The balance of the sales volume decline in the quarter (14 million litres) was due to the continuing decline in the auto propane market, particularly in the Alberta and BC regions. Average propane sales margins increased by 6% over the prior year period to 15.2 cents per litre due to an improved business mix with the decline in low margin auto propane sales and continued good margin management performance, reflecting relatively stable wholesale propane costs experienced during the third quarter. Compared to the second quarter of the year, propane sales volumes declined by 6% (2002 – 11%) due to the seasonal decline in space heating demand and the continued decline in the auto propane market. Similarly, average propane sales margins declined by 3% from the second quarter levels (2002 – 2%) due to the seasonal change in business mix. Other sales gross profits were lower than the prior year period due to reduced inventory storage gains.

Volume and Gross Profit by End Use Market Segment

End Use Applications:	Three Months Ended Sept 30 2003 Volume[1]	2003 Gross Profit[2]	2002 Volume[1]	2002 Gross Profit[2]	Nine Months Ended Sept 30 2003 Volume[1]	2003 Gross Profit[2]	2002 Volume[1]	2002 Gross Profit[2]
Residential	25.3	8.3	23.9	7.2	141.2	47.6	139.0	42.3
Commercial	57.1	12.4	61.8	12.5	277.5	59.6	279.5	56.3
Agricultural	13.6	1.6	15.9	1.9	65.6	8.2	65.4	7.5
Industrial	134.4	15.7	133.9	15.8	486.4	49.0	486.8	53.2
Automotive	67.4	7.3	81.8	7.9	186.6	17.4	222.3	21.7
Other Services	–	7.7	–	8.8	–	24.6	–	26.9
	297.8	53.0	317.3	54.1	1,157.3	206.4	1,193.0	207.9
Average Margin[3]	15.2		14.3		15.7		15.2	

Volume and Gross Profit by Region

Regions:	Three Months Ended Sept 30 2003 Volume[1]	2003 Gross Profit[2]	2002 Volume[1]	2002 Gross Profit[2]	Nine Months Ended Sept 30 2003 Volume[1]	2003 Gross Profit[2]	2002 Volume[1]	2002 Gross Profit[2]
Atlantic	21.8	5.7	20.6	5.4	86.8	22.6	78.7	20.2
Quebec	53.3	9.9	57.2	11.7	206.7	36.3	203.6	38.3
Ontario	69.3	13.0	73.5	13.3	284.4	59.0	277.9	56.4
Sask/Man	30.4	4.9	31.6	5.1	148.2	18.9	148.1	20.5
AB/NWT/YK	70.2	10.6	75.5	10.5	258.1	40.5	288.2	42.9
BC	52.8	8.9	58.9	8.1	173.1	29.1	196.6	29.6
	297.8	53.0	317.3	54.1	1,157.3	206.4	1,193.1	207.9
Average Margin[3]	15.2		14.3		15.7		15.2	

(1) Volume of propane sold (millions of litres) (2) Millions of dollars (3) Average propane sales margin (cents per litre)

Cash operating, administrative and capital tax costs of $43.5 million were consistent with the prior year period. Variable operating costs declined due to the 6% decline in sales volumes, offset by higher equipment and selling costs.

Net maintenance capital expenditures were $0.9 million in the third quarter, an increase of $0.5 million from the prior year period due to the timing of expenditures year over year. Maintenance capital expenditures are expected to seasonally increase in the fourth quarter as the delivery fleet is renewed in preparation for next year's heating season.

ERCO Worldwide

Condensed operating results for the Pulp Chemicals business for the third quarter and nine months ended September 30, 2003 and 2002 are provided on the next page for comparison purposes. The 2002 results are not included in the Fund's consolidated financial statements as the business was acquired on December 19, 2002. The first two quarters of 2002 were unusually strong compared to the second half of 2002, and were above the assumption used in our acquisition analysis.

Condensed Operating Results *(millions of dollars except per metric tonne amounts)*

	Three Months Ended Sept 30				Nine Months Ended Sept 30			
	2003		2002		**2003**		2002	
Revenue		$ per MT		$ per MT		$ per MT		$ per MT
Chemical	78.0	565	84.3	610	235.8	577	250.8	615
Technology	4.0	29	5.9	43	18.4	45	22.1	54
Cost of Sales								
Chemical	(41.6)	(301)	(46.2)	(335)	(126.5)	(309)	(129.6)	(318)
Technology	(0.3)	(2)	(1.2)	(8)	(5.2)	(13)	(6.0)	(15)
Gross Profit	40.1	291	42.8	310	122.5	300	137.3	336
Less: Cash operating, admin & Cash tax costs	(20.5)	(149)	(20.7)	(150)	(64.9)	(159)	(63.8)	(156)
Cash generated from operations Before changes in net working capital	19.6	142	22.1	160	57.6	141	73.5	180
Maintenance capital expenditures	(1.7)	(12)	(4.9)	(35)	(4.8)	(12)	(9.9)	(24)
Operating Distributable Cash Flow	17.9	130	17.2	125	52.8	129	63.6	156
Chemical volumes sold (thousands of metric tonnes)	138		138		409		408	

The Pulp Chemicals business contributed operating distributable cash flow of $17.9 million to Superior's third quarter results, and were consistent with 2003 YTD results.

Operating distributable cash flow increased by $0.7 million compared to the prior year period, as the impact of improved sodium chlorate pricing and lower maintenance capital expenditures were partially offset by the reduction in revenues resulting from the strengthening Canadian dollar. Maintenance capital expenditures were $3.2 million lower than the prior year quarter as the prior year expenditures included project costs to enable the capture of hydrogen produced at the Saskatoon plant, as well as other projects. The impact of the strengthening Canadian dollar in the quarter was partially mitigated by the foreign exchange hedging program that was implemented in the second quarter. Approximately 74%, 64%, 36%, and 16% of ERCO's estimated net US dollar cash flows for the remainder of 2003, 2004, 2005 and 2006 respectively, have been hedged. As a consequence, a one cent change in the Canadian dollar relative to the United States dollar is estimated to have a $0.1 million, $0.3 million, $0.7 million and $0.9 million change in ERCO's operating distributable cash flow for the remainder of 2003, 2004, 2005 and 2006, respectively. For further information see Note 8 to the September 30, 2003 consolidated financial statements.

Compared to the results for the first two quarters, operating distributable cash flow was comparable, as lower electricity costs, maintenance capital expenditures and increased sodium chlorate prices offset the impact of the strengthening Canadian dollar.

Work continued on the five-year cell replacement program in the third quarter, which will improve operating efficiency and production at six of the plants. The full cost of the program is expected to be approximately $28 million of which $0.9 million was spent in the quarter and $7.2 million has been spent to date. The cell replacement program is considered to be growth capital in nature and the costs are included in "other capital expenditures" on the Consolidated Statement of Cash Flows, as they expand the overall capacity of the business. Accordingly, these costs have been excluded from the distributable cash flow calculation.

During the third quarter ERCO announced the acquisition of Albchem for cash consideration of approximately $120.0 million on a debt free basis. The transaction closed on October 1, 2003, and will be accounted for effective the same date. The acquisition has been financed from the $100.2 million net

proceeds raised from the issue of 4.85 million trust units and by drawings on Superior's bank facilities. See "Liquidity and Capital Resources" discussion for further details.

Superior Energy Management ("SEM")

SEM continued to execute its business plan by adding to its residential, commercial and light industrial customer base, generating natural gas sales of 6.1 million gigajoules during the quarter, representing a 22% increase in sales volumes over the second quarter. SEM, which began commercial operations in October 2002, generated distributable cash flow of $0.8 million in the quarter, and has generated $2.4 million year to date. Natural Gas margins for the quarter are below the year to date average due to lower margin spot sales to service customer balancing requirements and due to a prior quarter gas cost adjustment. Condensed operating results for the quarter and nine months ended September 30, 2003 are provided on the following chart.

Condensed Operating Results *(millions of dollars except per GJ amounts)*

	Three Months Ended Sept 30, 2003		Nine Months Ended Sept 30, 2003	
		¢ per GJ		¢ per GJ
Gross profit	1.9	29.5	5.3	35.8
Cash operating, admin. & selling costs	(1.1)	(16.4)	(2.9)	(19.6)
Operating Distributable Cash Flow	$0.8	13.1	$2.4	16.2
Gigajoules of natural gas sold (millions)	6.1		14.8	

Corporate

Interest expense of $2.5 million increased $1.8 million over the prior year period, as revolving term bank credits and term loans were $93.9 million higher (86%) than the prior year, as bank debt was incurred to partially fund the ERCO Worldwide acquisition which closed in December, 2002.

The acquisition of ERCO Worldwide in December 2002, and the completion of the management internalization in the second quarter of 2003, has significantly enhanced Superior's tax profile, resulting in the elimination of cash income taxes during the first three quarters of this year. Accordingly, cash income tax provisions and recoveries have not been recorded in 2003. Capital taxes of $2.4 million have been recorded during the first three quarters of 2003. Cash income taxes of $6.4 million ($0.10/trust unit) were recovered during the third quarter of 2002.

Distributions on the Series 1 and Series 2 Convertible Debentures totaled $5.6 million, an increase of $4.0 million over the prior year period. Distributions on the $250 million 8% Convertible Subordinated Debentures due November 1, 2008 (the "Series 2 Debentures") issued in December 2002 to partially fund the ERCO Worldwide acquisition, contributed to a $5.0 million increase in distributions. Offsetting this were lower distributions on the 8% Convertible Subordinated Debentures due July 1, 2007 (the "Series 1 Debentures"), due to the conversion of $28.8 million Series 1 Debentures during the third quarter into 1.8 million trust units ($49.2 million Series 1 Debentures have been converted into 3.1 million trust units since September 30, 2002). During the third quarter, $2.1 million of Series 2 Debentures were converted into 0.1 million trust units.

The weighted average number of trust units outstanding in the quarter has increased by 38% to 65.2 trust units compared to the prior year period. The increase has been driven by the issue of the 4.85 million trust units to partially fund the Albchem acquisition, conversions of the Series 1 and 2 debentures, 7.3 million trust units issued in May as consideration for the management internalization transaction, and the 4.5 million trust unit offering completed in June 2003, the proceeds of which were used to partially finance the December 2002 acquisition of ERCO.

Year to Date Results

Operating distributable cash flow for the nine month period ended September 30, 2003, increased by $50.3 million over the comparable 2002 period. Contributions from the acquisition of ERCO Worldwide and the start-up of Superior Energy Management outpaced a $4.9 million reduction in results from Superior Propane due to higher fuel delivery costs and maintenance capital expenditures. Interest and debenture distributions increased by $21.2 million to $28.6 million over the comparable 2002 period reflecting the issuance of bank debt and convertible debentures to partially finance the acquisition of ERCO Worldwide. For the nine month period ended September 30, 2003, distributable cash flow reached $96.4 million, up $30.5 million or 46% over the prior year period. Distributable cash flow per average trust unit outstanding reached $1.71, up 20% over the comparable 2002 period as the average number of trust units outstanding increased by 21%.

Liquidity and Capital Resources

On August 28, 2003, the Fund successfully completed a public treasury offering of 4.85 million trust units for gross proceeds of approximately $106.0 million ($100.2 million net of issue costs). These proceeds were raised to partially fund the Albchem acquisition which closed on October 1, 2003. Between August 28 and October 1, these proceeds were used to temporarily pay down bank debt. Superior's debt increased by approximately $120 million on October 1, as a result of closing this acquisition. See Note 10 to the consolidated financial statements.

Revolving term bank credits and term loans aggregated $203.0 million at September 30, 2003, an increase of $93.9 million over September 30, 2002 levels. Increased year over year borrowings are principally attributable to the financing of the ERCO Worldwide acquisition. Revolving term bank credits and term loans have declined by $82.5 million since June 30, 2003, due partially to the temporary repayment of the bank debt from proceeds received from the equity offering, pending the closing of the Albchem acquisition.

Superior's net working capital requirements increased in the third quarter by $13.2 million from June 30, 2003. Working capital requirements for the Propane Retailing business peak seasonally in the first quarter and then decline through the second and third quarters before building again in the fall, consistent with the seasonal demand profile of its heating end use customers. Superior's revolving trade accounts receivable sales program is used to finance a portion of its working capital requirements. Proceeds from the sale of receivables decreased seasonally during the third quarter. As at September 30, 2003, proceeds from the sale of receivables amounted to $76.3 million (September 30, 2002 - $36.5 million), down from $89.6 million at June 30, 2003. Accounts receivable have decreased by $45.5 million to $66.8 million at September 30, 2003, due to the seasonal decline of propane receivables and the sale of $30.0 million of ERCO Worldwide's accounts receivable into the accounts receivable sales program.

On October 29, 2003, Superior closed its US private placement term debt issue for US $160 million, which completes the refinancing of the ERCO acquisition. The $160 million senior secured US private placement notes have a fixed effective interest rate of 6.65% and an average maturity of 10 years. A credit rating of BBB– has been assigned to the notes by Standard & Poor's. In conjunction with the issue of the notes, Superior has swapped US $85 million of the US fixed interest rate obligation into a Canadian dollar floating interest rate obligation, which currently bears interest at approximately 4.5%.

During the third quarter, Superior expanded and renewed its secured revolving term bank credit facilities. Superior now has $35 million revolving term credit facilities with seven different financial institutions, for a total capacity of $245 million, an increase of 75% from prior levels. Banking capacity has been increased to support the growth of the business with the addition of ERCO and the startup of the natural gas retailing

business. These facilities have been secured by a general charge over the assets, but otherwise contain the same key covenants as were previously in place. After giving effect to the closing of the US term debt private placement and the Albchem acquisition, Superior had approximately $115 million drawn on its committed banking facilities. The current portion of the revolving term bank credits and term loans has been reclassified to long term debt as at September 30, 2003, in recognition of the completion of the Company's refinancing plan. See Note 5 to the consolidated interim financial statements.

Outlook

Operating distributable cash flow from the Propane Retailing business for 2003, is expected to be comparable to 2002 levels, depending on normal weather conditions for the remainder of the year.

ERCO Worldwide's operating results are expected to accelerate with the integration of Albchem's operations.

The Natural Gas Retailing business is anticipated to continue to grow profitably.

Over the longer term, the Fund plans to continue its disciplined approach to acquire other businesses that have risk profiles appropriate for an income fund structure. Acquisitions must be accretive to unitholder distributions and be financed in a manner that maintains Superior's existing financial strength.

For more information, please visit our website: www.superiorplus.ca or contact:

Mark Schweitzer, Executive Vice-President
Corporate Development & CFO
Superior Plus Inc.
Phone: (403) 218-2952 / Fax: (403) 218-2973
E-mail: mschweitzer@superiorplus.ca

Theresia Reisch
Investor Relations Manager
Superior Plus Income Fund
Phone: (403) 218-2953 / Fax: (403) 218-2973
E-mail: treisch@superiorplus.ca

If you would like to listen to a recording of the November 6, 2003 investor analyst conference call on the Third Quarter Results, dial 1-877-289-8525 and enter the reservation number 21020181#. The call will be available for review from Thursday, November 6th after 1:00 p.m. (EST) until midnight Thursday, November 13th, 2003. The conference call is also posted (audio-broadcast) under the Investor Relations section of Superior's website at: www.superiorplus.ca.

SUPERIOR PLUS INCOME FUND

Consolidated Balance Sheets

(millions of dollars)	Sept 30 2003	December 31 2002
Assets		
Current Assets	**(unaudited)**	**(audited)**
Accounts receivable (Note 4)	**66.8**	112.3
Inventories	**57.7**	57.7
	124.5	170.0
Capital assets	**668.0**	718.1
Intangible assets	**53.4**	66.5
Goodwill	**428.9**	438.1
	1,274.8	1,392.7
Liabilities and Unitholders' Equity		
Current portion of revolving term bank credits and term loans (Note 5)	–	340.0
Accounts payable and accrued liabilities	**92.0**	116.0
Distributions payable to unitholders and debentureholders	**20.4**	10.2
	112.4	466.2
Revolving term bank credits and term loans (Note 5)	**203.0**	103.4
Future employee benefits	**24.7**	24.4
Future income taxes	**90.1**	142.9
Unitholders' equity (Note 6)	**844.6**	655.8
	1,274.8	1,392.7

Consolidated Statements of Earnings (Loss) and Deficit

(unaudited, in millions of dollars except per Trust Unit amounts)	Three Months Ended Sept 30		Nine Months Ended Sept 30	
	2003	**2002**	**2003**	**2002**
Revenues	**253.5**	113.2	**888.1**	422.4
Cost of products sold	**158.5**	59.1	**553.9**	214.4
Gross profit	**95.0**	54.1	**334.2**	208.0
Expenses				
Operating and administrative	**66.2**	46.2	**201.3**	133.7
Depreciation of capital assets	**14.9**	6.3	**48.4**	20.4
Amortization of intangible assets	**1.5**	–	**4.8**	–
Management internalization costs (Note 3)	–	–	**141.3**	–
Interest	**2.5**	0.7	**10.8**	1.9
Income taxes of Superior	**(7.7)**	(5.1)	**(45.3)**	2.5
	77.4	48.1	**361.3**	158.5
Net Earnings (Loss) before Distributions to Unitholders	**17.6**	6.0	**(27.1)**	49.5
Distributions to unitholders	**(34.2)**	(20.3)	**(97.4)**	(72.8)
	(16.6)	(14.3)	**(124.5)**	(23.3)
Deficit, Beginning of Period	**(351.1)**	(210.1)	**(229.6)**	(195.9)
Adjustment for a retroactive change in accounting policy for trust unit incentive plan compensation	–	–	–	(1.1)
Distributions to debentureholders (Note 7)	**(5.6)**	(1.6)	**(17.8)**	(5.5)
Accretion of debentures charged to deficit (Note 6)	**(0.8)**	(0.1)	**(2.2)**	(0.3)
Deficit, End of Period	**(374.1)**	(226.1)	**(374.1)**	(226.1)
Net earnings (loss) per trust unit, before distributions to unitholders, net of distributions to debentureholders:				
Basic (Note 6)	**$0.18**	$0.09	**($0.80)**	$0.94
Diluted (Note 6)	**$0.18**	$0.09	**($0.80)**	$0.92

SUPERIOR PLUS INCOME FUND

Consolidated Statements of Cash Flows

(unaudited, in millions of dollars except per Trust Unit amounts)	Three Months Ended Sept 30		Nine Months Ended Sept 30	
	2003	2002	2003	2002
Operating Activities				
Earnings (loss) before distributions to unitholders	**17.6**	6.0	**(27.1)**	49.5
Items not involving cash:				
Depreciation and amortization of capital and intangible assets	**16.4**	6.3	**53.2**	20.4
Trust unit incentive plan compensation expense	**0.5**	(0.1)	**1.2**	0.2
Future income tax (recoveries), expense	**(8.5)**	1.3	**(47.7)**	1.9
Cash generated from/(used in) operations before changes in working capital	**26.0**	13.5	**(20.4)**	72.0
Decrease/(increase) in non-cash operating working capital items	**13.2**	(6.8)	**52.6**	27.1
	39.2	6.7	**32.2**	99.1
Investing Activities				
Maintenance capital expenditures, net	**(2.6)**	(0.4)	**(6.7)**	(0.6)
Other capital (expenditures), proceeds, net	**(1.2)**	(0.3)	**(5.9)**	2.7
	(3.8)	(0.7)	**(12.6)**	2.1
Financing Activities				
Issue of trust units and warrants in consideration of management internalization (Note 3)	–	–	**138.8**	–
Issue of trust units (Note 6)	–	–	**89.3**	–
Repayment of bridge financing facility (Note 6)	–	–	**(89.3)**	–
Issue of trust units to finance Albchem acquisition (Note 6)	**100.2**	–	**100.2**	–
Net (remittances) proceeds from sale of accounts receivable (Note 4)	**(13.3)**	(13.9)	**7.7**	(31.0)
Revolving term bank credits and term loans	**(82.5)**	29.8	**(151.1)**	8.1
Distributions to debentureholders	**(5.6)**	(1.6)	**(17.8)**	(5.5)
Distributions to unitholders	**(34.2)**	(20.3)	**(97.4)**	(72.8)
	(35.4)	(6.0)	**(19.6)**	(101.2)
Change in Cash	–	–	–	–
Cash at Beginning and End of Period	–	–	–	–

Notes to Consolidated Financial Statements

(millions of dollars, except per trust unit amounts)

1. **Distributable Cash Flows**

Cash generated from/(used in) operations before changes in working capital	**26.0**	13.5	**(20.4)**	72.0
Plus Management internalization costs (Note 3)	–	–	**141.3**	–
Less: Maintenance capital expenditures, net	**(2.6)**	(0.4)	**(6.7)**	(0.6)
Distributions to debentureholders	**(5.6)**	(1.6)	**(17.8)**	(5.5)
Distributable Cash Flow	**17.8**	11.5	**96.4**	65.9
Distributable cash flow per trust unit, basic (Note 6)	**$0.27**	$0.24	**$1.71**	$1.42
Distributable cash flow per trust unit, diluted (Note 6)	**$0.27**	$0.24	**$1.55**	$1.37

Distributable cash flow of the Superior Plus Income Fund (the "Fund") available for distribution to Unitholders of the Fund ("Unitholders"), is equal to the cash flow from the operations of Superior Plus Inc. ("Superior"), after provision for maintenance capital expenditures, distributions to holders of debentures ("Debentureholders") of the Fund and other reserves as may be considered necessary, less expenses of the Fund. Readers are cautioned that distributable cash flow is not a defined performance measure under GAAP, and that distributable cash flow cannot be assured. Superior's calculation of distributable cash flow may differ from similar calculations used by comparable entities. Cash is received monthly by the Fund from Superior in the form of interest income earned on the $1,053.0 million unsecured subordinated notes, due October 1, 2026 (the "Shareholder Notes") and dividends or returns of capital received on the Class A and B Common Share investment ("Common Shares") in Superior. Any undistributed distributable cash flow in respect of the fiscal year is distributed in April of the subsequent year as part of the March distribution. Distributions to Debentureholders are accounted for on an accrual basis.

2. Accounting Policies – Interim Financial Statements

(a) Basis of Presentation

The accompanying Consolidated Financial Statements have been prepared according to Canadian generally accepted accounting principles applied on a consistent basis and include the accounts of the Fund, its wholly owned subsidiary, Superior and Superior's subsidiaries. Certain information and disclosures normally required to be included in annual financial statement notes have been condensed and amended. These financial statements and notes thereto should be read in conjunction with the Fund's financial statements contained in its Annual Report for the year ended December 31, 2002. All significant transactions and balances (including the Shareholder Notes) between the Fund, Superior and Superior's subsidiaries have been eliminated on consolidation.

In the opinion of Management, the accompanying unaudited Consolidated Financial Statements include all adjustments (of a normal recurring nature) necessary to present fairly the consolidated financial position of the Fund as of September 30, 2003 and the consolidated results of its operations for the three and nine month periods ended September 30, 2003 and September 30, 2002.

(b) Business Segments

Superior operates three distinct business segments; the delivery of propane and propane related services and accessories under the Superior Propane trade name (the "Propane Retailing Business" or "Superior Propane"); the manufacture and sale of chemicals and related products and services used primarily in the production of bleached pulp operating under the ERCO Worldwide trade name (the "Pulp Chemicals Business" or "ERCO Worldwide"); and the sale of natural gas under fixed price contracts operating under the Superior Energy Management trade name (the "Natural Gas Retailing Business", or "SEM"). Revenues for all divisions are recognized at the time of delivery, or when related services are performed, with the exception of ERCO Worldwide revenues associated with the construction of chlorine dioxide generators, which are recognized using the percentage of completion method based on cost incurred completed compared to total estimated cost. For segmented information, see Note 9.

Approximately 50% of Superior Propane's sales volumes are heating related and 50% are related to economic activities. Propane sales typically peak in the first quarter when approximately one-third of annual propane sales volumes and gross profits are generated due to the demand from heating end use customers. They then decline through the second and third quarters rising seasonally again in the fourth quarter with heating demand. Similarly, net working capital levels are typically at seasonally high levels at the end of the first quarter, and normally decline to seasonally low levels in the second and third quarters. Net working capital levels are also significantly influenced by wholesale propane prices. Operating cash flow and the net working capital levels of ERCO Worldwide and SEM do not have significant seasonal fluctuations.

3. Management Internalization Transaction

On May 8, 2003 Superior completed the internalization of its management and administration agreements at an aggregate cost of $141.3 million, which has been charged to net income. The internalization process has resulted in the elimination of the management incentive and administration fees effective January 1, 2003. The funds paid to the Manager and Administrator to terminate the contracts were immediately re-invested into the trust units and warrants. The following table summarizes the financing of the transaction:

Trust Units Issued (7.0 million @ $19.65/unit)	$ 137.5
Warrants Issued (3.5 million @ $0.36/unit)	1.3
Cash Transaction Costs	2.5
Total Management Internalization Cost	$ 141.3

Of the 7.0 million trust units issued, 0.9 million trust units received by executive officers of Superior are held in escrow, and will be released over a period of 4 years. The 3.5 million warrants, exercisable to purchase trust units for five years at a price of $20.00 per trust unit, were valued using an option pricing model. Future taxes payable have been reduced by $43.0 million as a result of the internalization transaction. Internalization transaction costs are not included in the calculation of distributable cash flow (See Note 1) to reflect the growth capital nature of the transaction.

In addition, non-interest-bearing loans aggregating $6.5 million were advanced to the executive officers and were used by the executive officers to fund the purchase of 0.325 million trust units at $20 per trust unit. The loans are to be repaid over a four-year period in the form of annual retention bonuses. The loans receivable have not been recorded as an asset by Superior, but have been deducted directly from equity.

4. Accounts Receivable

On June 29, 2001 Superior entered into an agreement to sell, with limited recourse, certain trade accounts receivable on a revolving basis to an entity sponsored by a Canadian chartered bank, and has accounted for the sale in accordance with the CICA guidelines relating to transfers of receivables. The accounts receivable are sold at a discount to face value based on prevailing money market rates. Superior has retained the servicing responsibility for the accounts receivable sold and has therefore recognized a servicing liability. The level of accounts receivable sold fluctuates seasonally with the level of accounts receivable. As at September 30, 2003, net proceeds of $76.3 million (December 31, 2002 - $68.6 million) had been received. The fair value of the retained interest arising from the sale was estimated by discounting expected cash flows at prevailing money market rates.

5. Revolving Term Bank Credits and Term Loans

During September, 2003 Superior renewed and expanded its secured revolving term bank credit facilities. Superior has revolving term credit capacity of $245 million, an expansion of $105 million from December 31, 2002 levels. At September 30, 2003, $25.0 million of this facility was outstanding. These facilities are secured by a general charge over the assets of Superior Plus Inc., and bear interest based on floating rates. Other key lending covenants have not substantially changed from prior periods. In addition, Superior has $178 million of bridge financing debt outstanding related to the acquisition of ERCO Worldwide in December 2002. In keeping with the subsequent refinancing of this debt, Superior has reclassified the debt from current to long term (see Note 10). Repayment requirements of the outstanding debt are as follows:

Current Portion	$ –
Due in 2004	–
Due in 2005	7.7
Due in 2006	17.3
Due in 2007	–
Subsequent to 2007	178.0
	$ 203.0

6. Unitholders' Equity

Authorized

The Fund may issue an unlimited number of trust units. Each trust unit represents an equal undivided beneficial interest in any distributions from the Fund and in the net assets in the event of termination or wind-up of the Fund. All trust units are of the same class with equal rights and privileges.

	Issued Number of Trust Units	Equity
Unitholders' equity, December 31, 2002	**47.8**	**$655.8**
Trust unit issued as a result of management internalization transaction and retention arrangements (Note 3)	7.3	138.8
Public offering of trust units, June 11, 2003	4.5	89.3
Public offering of trust units, August 28, 2003	4.9	100.2
Accretion of Debentures of $2.2 million, net of corresponding charge to deficit	-	-
Conversion of debentures, and exercise of trust unit options (Series 1 – $43.8 million converted @ $16 per unit, Series 2 - $2.2 million converted @ $20 per unit)	2.9	-
Trust unit incentive plan compensation expense		1.2
Currency translation adjustment		1.6
Earnings before distributions to Unitholders		(27.1)
Distributions to Debentureholders		(17.8)
Distributions to Unitholders		(97.4)
Unitholders' equity, September 30, 2003	**67.4**	**$844.6**

On August 28, 2003, the Fund issued 4.85 million trust units at $21.85 per trust unit for gross proceeds to the Fund of approximately $106.0 million ($100.2 million net of underwriting fees and issue costs). The net proceeds of the offering were raised to partially fund the acquisition of Albchem Holdings Inc. (See Note 10).

On June 11, 2003, the Fund issued 4.5 million trust units at $20.90 per trust unit for gross proceeds to the Fund of approximately $94.1 million ($89.3 million net of underwriting fees). The net proceeds of the offering were used to repay a portion of the debt incurred in connection with the acquisition of ERCO Worldwide in December of 2002.

Distributable cash flow and net earnings (loss) per trust unit, before distributions to Unitholders, have been calculated using the weighted average number of trust units outstanding during the period (65.2 million in third quarter of 2003, 56.4 million year to date; 47.3 million in third quarter 2002, 46.6 million in 2002 year to date). The number of trust units used in the calculation of diluted distributable cash flow and net earnings (loss) per trust unit before distributions to Unitholders have been calculated using 84.7 million in the third quarter of 2003, (74.4 million year to date; 52.6 million in third quarter 2002, 52.3 million in 2002 year to date), and reflect the assumed conversion of all outstanding Series 1 and Series 2 Debentures and trust unit options.

7. Convertible Debentures

On December 17, 2002, the Fund issued $250 million, 8% Debentures maturing on November 1, 2008 (the "Series 2 Debentures") for net proceeds after issue costs of $239.5 million. On January 31, 2001 the Fund issued $100 million, 8% Debentures maturing on July 31, 2007 (the "Series 1 Debentures") for net proceeds after issue costs of $96.7 million.

The Debentures may be converted into trust units at the option of the holder at any time prior to maturity and may be redeemed by the Fund in certain circumstances. The Fund may elect to pay interest and principal upon maturity or redemption by issuing trust units to a trustee in the case of interest payments, and to the Debentureholders in the case of payment of principal. The number of any trust units issued will be determined based on market prices for the trust units at the time of issuance.

The Debentures and related interest obligation have been classified within unitholders' equity on the consolidated balance sheet because the Fund may elect to satisfy the Debenture interest and principal obligations by the issuance of trust units. The carrying value of the Series 1 Debentures as at September 30, 2003 is $24.7 million (December 2002 - $68.7 million), comprised of distribution payment obligation, holder's option, and principal amount components of $8.3 million, $0.2 million and $16.2 million (December 2002 - $22.0 million, $0.6 million and $46.1 million), respectively. The carrying value of the Series 2 Debentures as at September 30, 2003 is $239.1 million (December 2002 - $240.0 million), comprised of distribution payment obligation, holder's option, and principal amount components of $100.8 million, $1.0 million and $137.3 million (December 2002 - $95.0 million, $1.0 million and $144.0 million), respectively. Debenture

payments are charged directly to the deficit. During the first three quarters of 2003, a total of $43.8 million of Series 1 Debentures, and $2.2 million Series 2 Debentures were converted to 2.8 million and 0.1 million trust units respectively. At September 30, 2003, $25.9 million principal amount of the Series 1 Debentures and $247.8 million of the Series 2 Debentures remain outstanding.

8. Commitments

Superior has entered into long term forward contracts to sell US dollars in order to hedge net $US revenues. The forward contract commitments for the next five years are as follows:

(millions)	$ US	Conversion Rate
2003	$13.0	1.4456
2004	$45.3	1.4286
2005	$24.0	1.4312
2006	$ 9.0	1.4553

9. Business Segments

Superior operates three distinct business segments; the delivery of propane and propane related services and accessories, the Propane Retailing Business; the manufacture and sale of chemicals and related products and services used primarily in the production of bleached pulp, the Pulp Chemicals Business; and the and the sale of natural gas under fixed price, fixed term contracts, the Natural Gas Retailing Business. Distributable cash flow is the main performance measure used by management to evaluate segment performance (See Note l).

In the accompanying table, all revenues and expenses were to unaffiliated parties. There are no prior period comparatives, since the fourth quarter of 2002 was the first period in which Superior had more than one reportable segment. There were no inter-segment revenues or expenses.

For the three months ended September 30, 2003	Propane Retailing	Pulp Chemicals	Natural Gas Retailing	Corporate	Total Consolidated
Revenues	$127.5	$82.0	$44.0	–	$253.5
Cost of products sold	74.5	41.9	42.1	–	158.5
Gross profit	53.0	40.1	1.9	–	95.0
Expenses					
Operating & administrative	43.2	20.0	1.1	1.9	66.2
Depreciation of capital assets	4.1	10.8	–	–	14.9
Amortization of intangible assets	–	1.5	–	–	1.5
Interest	–	–	–	2.5	2.5
Income taxes of Superior	1.4	3.2	0.3	(12.6)	(7.7)
	48.7	35.5	1.4	(8.2)	77.4
Net earnings before distributions to Shareholder	4.3	4.6	0.5	8.2	17.6
Add: Depreciation and amortization of capital and intangible assets	4.1	12.3	–	–	16.4
Trust unit incentive plan expense	–	–	–	0.5	0.5
Less: Maintenance capital expenditures, net	(0.9)	(1.7)	–	–	(2.6)
Future income tax expense (recoveries)	1.1	2.7	0.3	(12.6)	(8.5)
Distributions to Debentureholders	–	–	–	(5.6)	(5.6)
Distributable cash flow	$8.6	$17.9	$0.8	$(9.5)	$17.8

For the nine months ended September 30, 2003	Propane Retailing	Pulp Chemicals	Natural Gas Retailing	Corporate	Total Consolidated
Revenues	$525.3	$254.2	$108.6	–	$888.1
Cost of products sold	318.9	131.7	103.3	–	553.9
Gross profit	206.4	122.5	5.3	–	334.2
Expenses					
Operating & administrative	131.3	63.4	2.9	3.7	201.3
Depreciation of capital assets	16.0	32.4	–	–	48.4
Amortization of intangible assets	–	4.8	–	–	4.8
Management internalization (Note 3)	–	–	–	141.3	141.3
Interest	–	–	–	10.8	10.8
Income taxes	21.5	9.1	0.9	(76.8)	(45.3)
	168.8	109.7	3.8	79.0	361.3
Net earnings (loss) before distributions to Shareholder	37.6	12.8	1.5	(79.0)	(27.1)
Add: Depreciation and amortization of capital and intangible assets	16.0	37.2	–	–	53.2
Trust unit incentive plan expense	–	–	–	1.2	1.2
Management internalization	–	–	–	141.3	141.3
Less: Maintenance capital expenditures, net	(1.9)	(4.8)	–	–	(6.7)
Future income tax expense (recoveries)	20.6	7.6	0.9	(76.8)	(47.7)
Distributions to Debentureholders	–	–	–	(17.8)	(17.8)
Distributable cash flow	$72.3	$52.8	$2.4	$(31.1)	$96.4
Total assets as of September 30, 2003	$583.9	$674.1	$16.8	–	$ 1,274.8
Total assets as of December 31, 2002	$624.8	$767.9	–	–	$ 1,392.7

Geographic Information	Canada	United States	Other	Total Consolidated
Revenues for the three months ended September 30, 2003	$211.2	$38.9	$3.4	$253.5
Revenues for the nine months ended September 30, 2003	$755.3	$121.6	$11.2	$888.1
Capital assets as of September 30, 2003	$582.3	$85.7	$ -	$668.0
Total assets as of September 30, 2003	$1,176.2	$98.6	$ -	$1,274.8
Capital assets as of December 31, 2002	$612.5	$105.6	$ -	$718.1
Total assets as of December 31, 2002	$1,274.0	$118.7	$ -	$1,392.7

10. Subsequent Events

On October 1, Superior acquired all of the shares of Albchem Holdings Inc. ("Albchem") for cash consideration of approximately $120.0 million before final adjustments, on a debt-free basis. Using the purchase method for acquisitions, Superior will consolidate the assets and liabilities from the acquisition and include earnings as of the closing date. Assets acquired and liabilities assumed will be recorded at estimated fair values as of the date of acquisition. Goodwill if applicable, will be recorded as the purchase price less the acquired assets and assumed liabilities.

On October 29, 2003 Superior issued Senior Secured Notes totaling US$ 160 million (CDN$208 million), at an effective fixed interest rate of 6.65% with an average maturity of 10 years. The proceeds will be used to repay the outstanding portion of the financing facility which was put in place to partially fund the acquisition of ERCO Worldwide in December, 2002. In conjunction with the issue of the Senior Secured Notes, Superior swapped US$ 85 million (CDN$ 110.5 million) of the fixed rate obligation into a floating rate obligation at a current effective interest rate of approximately 4.5% with an average maturity of 11 years.

11. Comparative Figures

Certain reclassifications of prior year amounts have been made to conform to current year presentations.

END

Superior Plus
Income Fund

Theresia R. Reisch
Investor Relations Manager
& Secretary to the Fund
Direct Telephone: (403) 218-2953
Direct Facsimile: (403) 218-2973
E-mail: treisch@superiorplus.ca

November 10, 2003

To: Securities Commissions or similar regulatory authorities in each Province and Territory of Canada

And to: The Toronto Stock Exchange

CONFIRMATION OF MAILING CERTIFICATE
RE: DISSEMINATION TO UNITHOLDERS

With respect to the 2003 Third Quarter Report to Unitholders of the Superior Plus Income Fund containing the requisite financial statements for the period ended September 30, 2003, we confirm that the mailing of the 2003 Third Quarter Report to the appropriate Unitholders was completed on Monday, November 10, 2003.

Yours truly,
Superior Plus Income Fund

Signed: *"Theresia R. Reisch"*

Theresia R. Reisch
Investor Relations Manager
& Secretary to the Fund.

h:\spif\ interim\MailCert.doc

Superior Plus

FOR IMMEDIATE RELEASE
TSX: SPF.UN
December 10, 2003

December 2003 Cash Distribution - $0.175 per Trust Unit

Calgary, AB...Superior Plus Income Fund (the "Fund") today announced its cash distribution for the month of December 2003 of $0.175 (17.5 cents) per trust unit payable on January 15, 2004. The record date is December 31, 2003 and the ex-distribution date will be December 29, 2003.

A summary of cash distributions since inception and tax information is posted on the Investor Relations section of Superior's website at: www.superiorplus.ca.

For income tax purposes, the income from the December 2003 cash distribution of $0.175 per trust unit **is estimated** to be:

- a return of capital of $0.015 per trust unit
- a dividend of $0.0243 per trust unit
- other income of $0.1357 per trust unit

The final tax components for the December 2003 cash distribution and for the year 2003 will be confirmed with the January 2004 distribution notice on or about January 8, 2004.

The Fund holds 100% of Superior Plus Inc., which has three operating divisions. Superior Propane is Canada's largest distributor of propane, related products and services. ERCO Worldwide is a leading supplier of chemicals and technology to the pulp and paper and water treatment industries. Superior Energy Management provides natural gas supply services, predominantly to commercial and industrial markets in Ontario.

The Fund's trust units trade on the Toronto Stock Exchange (the "TSX") under the trading symbol SPF.UN. There are 69.0 million trust units outstanding. The Fund has $25.6 million principal amount of Series 1, and $216.4 million of Series 2, 8% Convertible Unsecured Subordinated Debentures outstanding, that trade on the TSX under the trading symbols SPF.DB and SPF.DB.A, respectively.

For more information please contact:

Theresia R. Reisch
Investor Relations Manager
e-mail: treisch@superiorplus.ca
Tel: (403) 218-2953/Fax: (403) 218-2973

Superior Plus Income Fund
Suite 3408, 400 – 3 Avenue SW
Calgary, Alberta T2P 4H2
Website www.superiorplus.ca
Toll Free: 1-866-490-PLUS

Superior Plus

FOR IMMEDIATE RELEASE
TSX: SPF.UN
January 8, 2004

January 2004 Cash Distribution - $0.175 per Trust Unit and Summary of Cash Distributions for 2003 Tax Purposes

Calgary, AB...Superior Plus Income Fund (the "Fund") today announced its cash distribution for the month of January 2004 of $0.175 (17.5 cents) per trust unit payable on February 13, 2004. The record date is January 31, 2004 and the ex-distribution date will be January 28, 2004.

For income tax purposes, the income from the January 2004 cash distribution of $0.175 per trust unit is considered to be a dividend of $0.0269 per trust unit and other income of $0.1481 per trust unit.

The final income tax components for the year 2003 are as follows:

Record Date	Payment Date	Other Income	Return of Capital	Dividend	Total Distribution
January 31, 2003	February 14, 2003	$0.1290	–	$0.0310	$0.16
February 28, 2003	March 14, 2003	$0.1115	–	$0.0485	$0.16
March 31, 2003	April 15, 2003	$0.1047	$0.0142	$0.2811	$0.40 (1)
April 30, 2003	May 15, 2003	$0.1157	–	$0.0443	$0.16
May 31, 2003	June 13, 2003	$0.1293	–	$0.0457	$0.175
June 30, 2003	July 15, 2003	$0.1152	$0.0171	$0.0427	$0.175
July 31, 2003	August 15, 2003	$0.1439	–	$0.0311	$0.175
August 31, 2003	September 15, 2003	$0.1412	–	$0.0338	$0.175
September 30, 2003	October 15, 2003	$0.1201	$0.0150	$0.0399	$0.175
October 31, 2003	November 14, 2003	$0.1478	–	$0.0272	$0.175
November 30, 2003	December 15, 2003	$0.1071	$0.0368	$0.0311	$0.175
December 31, 2003	January 15, 2004	$0.1366	$0.0141	$0.0243	$0.175
2003 Total		**$1.5021**	**$0.0972**	**$0.6807**	**$2.28**

(1) Includes $0.24 per trust unit with respect to cash flow generated in 2002

A summary of cash distributions since inception and related income tax information is posted on the Investor Relations section of Superior's website at: www.superiorplus.ca.

The Fund holds 100% of Superior Plus Inc., which has three operating divisions. Superior Propane is Canada's largest distributor of propane, related products and services. ERCO Worldwide is a leading supplier of chemicals and technology to the pulp and paper and water treatment industries. Superior Energy Management provides natural gas supply services, predominantly to commercial and industrial markets in Ontario.

The Fund's trust units trade on the Toronto Stock Exchange (the "TSX") under the trading symbol SPF.UN. There are 69.4 million trust units outstanding. The Fund has $25.6 million principal amount of Series 1, and $208.9 million of Series 2, 8% Convertible Unsecured Subordinated Debentures outstanding, that trade on the TSX under the trading symbols SPF.DB and SPF.DB.A, respectively.

For more information please contact:

Theresia R. Reisch
Investor Relations Manager
e-mail: treisch@superiorplus.ca
Tel: (403) 218-2953/Fax: (403) 218-2973
Toll Free: 1-866-490-PLUS

Superior Plus Income Fund
Suite 3408, 400 – 3 Avenue SW
Calgary, Alberta T2P 4H2
Website www.superiorplus.ca

Superior Plus

FOR IMMEDIATE RELEASE
TSX: SPF.UN
February 2, 2004

Appointment of Peter Valentine to Board of Directors

Calgary, AB...Superior Plus Income Fund and Superior Plus Inc. today announced the appointment of Peter Valentine, B. Comm., FCA, to its board of directors. Mr. Valentine replaces John S. Burns, Q.C. who has resigned for personal reasons and due to other business commitments. The Board would like to acknowledge and express appreciation to Mr. Burns for his valuable contribution and counsel as trustee and director of Superior Plus. Mr. Valentine will be one of seven non-management members of Superior Plus' nine member Board and will be serving on the Audit Committee.

Mr. Valentine is a chartered accountant and has a distinguished career in the areas of public accounting, auditing, strategic planning, performance measurement and corporate governance. He has substantial experience with large public entities, including natural resource companies, food processing, general engineering, real estate, professional organizations, utilities, hospitals, municipalities and other government agencies. He currently holds a joint appointment as Senior Advisor to the President and CEO of the Calgary Health Region and to the Dean of Medicine, University of Calgary. Mr. Valentine served as Auditor General of Alberta for a seven-year period from 1995 to 2002 and retired in 1995 from a 37-year career with KPMG where he last served as Calgary Partner-in-Charge of Professional Practice, as a Canadian Securities Reviewing Partner and a member of the firm's Auditing and Accounting Policy Committee.

Mr. Valentine currently serves on many advisory committees and has served as Chair of the Financial Advisory Committee of the Alberta Securities Commission; as a member of the Accounting Standards Committee and the Public Accounting Board of the Canadian Institute of Chartered Accountants; as a member of the University of Calgary Senate; and as a member and Chair of the Management Advisory Council of the Faculty of Management, University of Calgary.

The Fund holds 100% of Superior Plus Inc., which has three operating divisions. Superior Propane is Canada's largest distributor of propane, related products and services. ERCO Worldwide is a leading supplier of chemicals and technology to the pulp and paper and water treatment industries. Superior Energy Management provides natural gas supply services, predominantly to commercial and industrial markets in Ontario.

The Fund's trust units trade on the Toronto Stock Exchange (the "TSX") under the trading symbol SPF.UN. There are 69.6 million trust units outstanding. The Fund has $25.5 million principal amount of Series 1, and $205.1 million of Series 2, 8% Convertible Unsecured Subordinated Debentures outstanding, that trade on the TSX under the trading symbols SPF.DB and SPF.DB.A, respectively.

For more information please contact:
Theresia R. Reisch
Investor Relations Manager
E-mail: treisch@superiorplus.com
Tel: (403) 218-2953/Fax: (403) 218-2973
Toll Free: 1-866-490-PLUS

Superior Plus Income Fund
Suite 3408, 400 – 3 Avenue SW
Calgary, Alberta T2P 4H2
Website www.superiorplus.com

Superior Plus

FOR IMMEDIATE RELEASE
TSX: SPF.UN
February 11, 2004

February 2004 Cash Distribution - $0.175 per Trust Unit

Calgary, AB...Superior Plus Income Fund (the "Fund") today announced its cash distribution for the month of February 2004 of $0.175 (17.5 cents) per trust unit payable on March 15, 2004. The record date is February 29, 2004 and the ex-distribution date will be February 25, 2004.

A summary of cash distributions since inception and tax information is posted on the Investor Relations section of Superior's website at: www.superiorplus.com.

For income tax purposes, the income from the February 2004 cash distribution of $0.175 per trust unit is considered to be:

- a dividend of $0.0389 per trust unit
- other income of $0.1361 per trust unit

Upcoming Release of Fourth Quarter and Year-end Results and Conference Call

Superior expects to release its fourth quarter and year-end results on March 2, 2004, in the late afternoon. A conference call, to discuss the results, is scheduled for 10:00 a.m. (EST) on Wednesday, March 3, 2004. The conference call may be accessed by dialing: 1-800-814-3911. Please request the Superior Plus Income Fund conference call. A live broadcast will also be available on Superior's website at: www.superiorplus.com. If you would like to listen to a recording of the March 3, 2004 conference call, dial 1-877-289-8525 and enter the reservation number 21033717#. The call will be available for review from Wednesday, March 3 after 12:00 p.m. (EST) until midnight Wednesday, March 10, 2004.

The Fund holds 100% of Superior Plus Inc., which has three operating divisions. Superior Propane is Canada's largest distributor of propane, related products and services. ERCO Worldwide is a leading supplier of chemicals and technology to the pulp and paper and water treatment industries. Superior Energy Management provides natural gas supply services, predominantly to commercial and industrial markets in Ontario.

The Fund's trust units trade on the Toronto Stock Exchange (the "TSX") under the trading symbol SPF.UN. There are 70.1 million trust units outstanding. The Fund has $22.5 million principal amount of Series 1, and $197.9 million of Series 2, 8% Convertible Unsecured Subordinated Debentures outstanding, that trade on the TSX under the trading symbols SPF.DB and SPF.DB.A, respectively.

For more information please contact:

Theresia R. Reisch
Investor Relations Manager
e-mail: treisch@superiorplus.com
Tel: (403) 218-2953/Fax: (403) 218-2973

Superior Plus Income Fund
Suite 3408, 400 – 3 Avenue SW
Calgary, Alberta T2P 4H2
Website www.superiorplus.com
Toll Free: 1-866-490-PLUS

Superior Plus

Theresia R. Reisch
Investor Relations Manager &
Corporate Secretary
Direct Telephone: (403) 218-2953
Direct Facsimile: (403) 218-2973
E-mail: treisch@superiorplus.com

February 16, 2004

To: All Canadian Securities Commissions
The Toronto Stock Exchange

Gentlemen:

Re: Annual Meeting of Superior Plus Income Fund

With respect to the upcoming Meeting of Unitholders of Superior Plus Income Fund, we advise as follows:

Meeting Type:	**Annual**
Meeting Date:	**May 5, 2004**
Record Date:	**March 17, 2004**
Material Mail Date:	**March 24, 2004**
Meeting Location:	**Calgary, Alberta**
Applicable Securities:	**Trust Units**
CUSIP Number:	**867946-10-5**

Yours truly,
Superior Plus Income Fund

Signed: *"Theresia R. Reisch"*

Theresia R. Reisch
Secretary to the Fund

h:\spif\AGM\2004AGM\TSXNotice.doc

Superior Plus

FOR IMMEDIATE RELEASE
TSX: SPF.UN
March 2, 2004

March 2004 Cash Distribution Declared - $0.37 per Trust Unit
Regular Monthly Cash Distribution Rate Increased by 6% to $0.185

Calgary, Alberta....Superior Plus Income Fund (the "Fund") today declared its cash distribution for the month of March 2004 of $0.37 (0.37 cents) per trust unit. This amount includes a portion of undistributed cash flow generated by Superior in 2003. The Fund also announced that it has increased its regular monthly cash distribution by 6% to $0.185 (18.5 cents) per trust unit and will discontinue the payment of an annual "top-up" distribution in favour of paying out a higher proportion of expected sustainable cash flow on a regular monthly basis. The record date for the March distribution is March 31, 2004 and the ex-distribution date will be March 29, 2004.

Since the acquisition of ERCO Worldwide in December 2002, the Fund has increased its regular monthly distribution three times from $0.143 per trust unit ($1.72 annualized) to its current rate of $0.185 per trust unit ($2.22 annualized), representing a total increase of 29%. It is and continues to be the Fund's policy to distribute substantially all of its sustainable distributable cash flow to unitholders.

Distributable cash flow for 2003 reached a record $2.45 per trust unit, compared to $1.93 per trust unit generated in 2002. After adjusting for the one-time impact related to the timing of the issue of units resulting from the internalization of management agreements, distributable cash flow reached $2.34 per trust unit, an increase of 21% over the prior year.

Grant D. Billing, Executive Chairman of Superior said, "Superior's diversification into the pulp chemicals and natural gas retailing businesses added considerable stability to its distributable cash flow, which previously was solely dependent on the cash generated by the more seasonal propane retailing business. Distributable cash flow is now generated from three stable businesses with low operating risk profiles. The Fund intends to continue its regular distribution rate over time in pace with expected sustainable cash flow. This change in distribution mechanics improves the transparency of distributions paid to unitholders, and is more in keeping with broader income fund distribution practices."

A summary of cash distributions since inception and tax information is posted on the Investor Information section of Superior's website at: www.superiorplus.com.

For income tax purposes, the income from the March 2004 cash distribution of $0.37 per trust unit is considered to be:

- a return of capital of $0.0176 per trust unit
- a dividend of $0.2172 per trust unit
- other income of $0.1352 per trust unit

The Fund holds 100% of Superior Plus Inc., which has three operating divisions: Superior Propane is Canada's largest distributor of propane, related products and services; ERCO Worldwide is a leading supplier of chemicals and technology to the pulp and paper and water treatment industries; Superior Energy Management provides natural gas supply services, predominantly to commercial and industrial markets in Ontario.

The Fund's trust units trade on the Toronto Stock Exchange (the "TSX") under the trading symbol SPF.UN. There are 70.4 million trust units outstanding. The Fund has $20.9 million principal amount of Series 1, and $194.8 million of Series 2, 8% Convertible Unsecured Subordinated Debentures outstanding, that trade on the TSX under the trading symbols SPF.DB and SPF.DB.A, respectively.

For more information please contact:

Theresia R. Reisch
Investor Relations Manager
e-mail: treisch@superiorplus.com
Tel: (403) 218-2953/Fax: (403) 218-2973

Superior Plus Income Fund
Suite 3408, 400 – 3 Avenue SW
Calgary, Alberta T2P 4H2
Website www.superiorplus.com
Toll Free: 1-866-490-PLUS

Superior Plus Income Fund

Fourth Quarter and 2003 Earnings
NEWS RELEASE

TSX: SPF.UN

March 2, 2004

Record Superior Returns for the Seventh Consecutive Year

- **2003 distributable cash flow reached a record $2.45 per trust unit or $2.34 after one-time internalization effect, an increase of 21% over 2002.**
- **Strong results reflect the impact of the management internalization, the full year benefit of ERCO Worldwide and growing contributions from the natural gas retailing business.**
- **March 2004 distribution declared - $0.37 per trust unit: monthly distribution rate increased by 6% to $0.185 per trust unit or $2.22 annualized.**

Distributable Cash Flow Per Average Number of Trust Units Outstanding


$2.50
$2.00
$1.50
$1.00
$0.50
$0.00
$1.15
$1.24
$1.34
$1.38
$1.58
$1.71
$1.93
$2.34
$2.45
(1)
1996 F
1997
1998
1999
2000
2001
2002
2003

(1) One time Management Internalization timing effect

Highlights	Three Months Ended December 31		Years Ended December 31	
	2003	2002	**2003**	2002
Financial (millions of dollars, except per trust unit amounts)				
Operating distributable cash flow				
Propane retailing	**36.4**	35.1	**108.7**	112.7
Pulp chemicals	**24.6**	3.1	**77.4**	3.1
Natural gas retailing	**1.0**	–	**3.4**	(0.2)
	62.0	38.2	**189.5**	115.6
Corporate costs	**(4.2)**	(0.7)	**(6.7)**	(3.4)
Management fees	–	(9.8)	–	(11.1)
Interest and debenture distributions	**(8.8)**	(3.1)	**(37.4)**	(10.5)
Distributable cash flow (see Note 1 to the Consolidated Financial Statements)	**49.0**	24.6	**145.4**	90.6
Distributable cash flow per average trust unit outstanding	**$0.71**	$0.51	**$2.45**	$1.93
Average number of trust units outstanding (millions)	**68.6**	47.8	**59.4**	46.9
Operating				
Litres of propane sold (millions of litres)	**467**	495	**1,625**	1,688
Propane sales margin (cents per litre)	**15.1**	14.0	**15.5**	14.8
Total chemical sales (thousands of metric tonnes "MT")	**165**	17	**574**	17
Average chemical selling price (dollars per MT)	**$564**	$584	**$573**	$584
Gigajoules ("GJ") of natural gas sold (millions)	**6.1**	2.0	**20.9**	2.0
Natural gas sales margin (cents per GJ)	**45.9**	22.5	**38.8**	22.5

Major Q4 events driving value growth:

- **Distributable cash flow per trust unit up 39% over Q4 last year.**
- **Acquisition of Albchem – strengthens ERCO Worldwide's pulp chemicals business.**
- **Strengthened balance sheet with US $160 million of term debt at attractive rates and expanded banking facilities.**
- **Strengthened corporate governance and simplified trust structure.**

Certain information included herein is forward looking and based upon assumptions and anticipated results that are subject to uncertainties. Should one or more of these uncertainties materialize or should the underlying assumptions prove incorrect, actual results may vary materially from those expected.

Distributable cash flow of the Fund available for distribution to Unitholders, is equal to the cash flow from operations before changes in net working capital, after provision for maintenance capital expenditures and distributions on the convertible unsecured subordinated debentures (the "Debentures") of the Fund. Distribution to Debentureholders are accounted for on an accrual basis. See Note 1 to the consolidated financial statements for the calculation of distributable cash flow. Distributable cash flow is the main performance measure used by management and investors to evaluate the performance of the Fund, Superior and its operating divisions. Readers are cautioned that distributable cash flow is not a defined performance measure under Generally Accepted Accounting Principles ("GAAP"), and that distributable cash flow cannot be assured. The Fund's calculation of distributable cash flow may differ from similar calculations used by comparable entities. Operating distributable cash flow is distributable cash flow before corporate and Fund expenses, interest expense and distributions on the Debentures. It is also a non-GAAP measure and is used by management to assess the performance of the operating divisions.

2003 Year-end Results

Distributable cash flow reached a record $145.4 million or $2.45 per trust unit, compared to $90.6 million or $1.93 per trust unit generated in 2002. After adjusting for the one-time positive impact of $0.11 per trust unit related to the timing of the issue of units resulting from the internalization of the management agreements, distributable cash flow reached $2.34 per trust unit, an increase of 21% over the prior year. The management internalization transaction was completed in May of 2003, eliminating management incentive fees for the full year, whereas the trust units issued as consideration were outstanding for only part of the year. This increase in distributable cash flow per trust unit reflects the ongoing accretive impact of the management internalization transaction and the benefits of Superior's diversification strategy, as a full year's contribution from ERCO Worldwide and Superior Energy Management outpaced slightly lower results at Superior Propane.

Operating distributable cash flow for 2003 reached $189.5 million, an increase of $73.9 million over 2002. Contributions from ERCO Worldwide acquired in December 2002, and the start-up of Superior Energy Management outpaced a $4.0 million reduction in results from Superior Propane. Superior Propane's results were impacted by higher truck fuel costs due to a year over year increase in diesel prices, and higher equipment maintenance costs due to higher tank and cylinder maintenance activities. Interest and debenture distributions increased by $26.9 million to $37.4 million over 2002, reflecting the issuance of debt and convertible debentures to partially finance the acquisition of ERCO Worldwide.

Increase in Cash Distribution Rate and Change in Pay Out Practice

The Fund targets the pay out of substantially all of its ongoing sustainable distributable cash flow through regular monthly distributions.

The Fund declared a cash distribution for the month of March 2004 of $0.37 (37 cents) per trust unit. This amount includes a distribution of $0.185 per trust unit representing a portion of the undistributed cash flow generated by Superior in 2003.

Effective with the March 2004 distribution, the Fund has increased its monthly distribution rate by 6% to $0.185, bringing the annualized rate to $2.22. Since the acquisition of ERCO Worldwide in December 2002, the Fund has increased its regular monthly distribution three times from $0.143 per trust unit ($1.72 annualized) to its current rate of $0.185 per trust unit ($2.22 annualized), representing a total increase of 29%. The Fund discontinued its practice of paying any remaining undistributed cash flow in respect of a fiscal year in the following year, as part of the Fund's March distribution. This "top-up" distribution has been eliminated in favour of paying out on a regular basis, an increased proportion of expected sustainable distributable cash flow.

2003 Fourth Quarter Operating Results

Fourth quarter distributable cash flow increased to $0.71 per average trust unit outstanding, an increase of 39% over the prior year period. The increase is driven by the full quarter contribution from the ERCO Worldwide pulp chemicals business that was acquired December 19, 2002, the acquisition of the Albchem pulp chemicals business on October 1, 2003, and good performance from the propane and natural gas retailing businesses. As well, management incentive fees for 2003 were eliminated as part of the management internalization transaction which occurred in the second quarter.

Operating Results - Superior Propane

Condensed operating results for the Propane Retailing business for the three and twelve months ended December 31, 2003 and 2002, are provided in the following table:

Condensed Operating Results *(millions of dollars except per litre amounts)*

	Three Months Ended Dec 31				Twelve Months Ended Dec 31			
	2003		2002		2003		2002	
Gross Profit		¢/litre		¢/litre		¢/litre		¢/litre
Propane sales	70.7	15.1	69.2	14.0	252.5	15.5	250.4	14.8
Other services	13.5	2.9	13.0	2.6	38.1	2.3	39.8	2.4
Total Gross Profit	84.2	18.0	82.2	16.6	290.6	17.8	290.2	17.2
Less:								
Cash operating, admin & cash tax costs	(46.2)	(9.9)	(44.7)	(9.1)	(178.4)	(11.0)	(174.5)	(10.3)
Cash generated from operations before changes in net working capital	38.0	8.1	37.5	7.5	112.2	6.9	115.7	6.9
Maintenance capital expenditures	(1.6)	(0.3)	(2.4)	(0.5)	(3.5)	(0.2)	(3.0)	(0.2)
Operating Distributable Cash Flow	36.4	7.8	35.1	7.0	108.7	6.7	112.7	6.7
Propane volumes sold *(millions of litres)*	467.2		494.8		1,624.5		1,687.8	

Operating distributable cash flow for Superior Propane was $36.4 million for the fourth quarter, an increase of $1.3 million (4%) from the prior year's fourth quarter. The increase was principally due to improved sales margins and lower maintenance capital expenditures. These were partially offset by the impact of lower heating sales volumes and higher operating costs.

Gross profits of $84.2 million were $2.0 million higher than the prior year period. Average propane sales margins increased by 8% over the prior year period to 15.1 cents per litre due to an improved business mix with the decline in low margin auto propane sales and continued good margin management performance. Wholesale propane costs declined during the first part of the quarter and then rose rapidly, ending the quarter at levels 10% higher than the prior year-end. Offsetting this improvement in gross profits was the impact of lower heating sales volumes. Heating volumes decreased by 6% compared to the prior year period, accounting for 55% of the overall volume shortfall, as it was 10% warmer in Eastern Canada, the major heating market. Average fourth quarter temperatures for the country were 2% warmer than the prior

year period and the average 5 year comparative period as cooler weather in Western Canada partially offset the warmer Eastern temperatures. The remainder of the sales volume decline in the quarter (13 million litres) was due to the continuing decline in the auto propane market, particularly in the Alberta and BC regions. Compared to the third quarter of the year, propane sales volumes increased by 56% (2002 – 56%) due to the seasonal increase in space heating demand. Other sales gross profits were higher than the prior year period due to improved service and installation gross profits arising from a renewed focus on this area.

Volume and Gross Profit by End Use Market Segment

	Three Months Ended December 31				Twelve Months Ended December 31			
	2003		2002		2003		2002	
End Use Applications:	Volume(1)	Gross Profit(2)	Volume(1)	Gross Profit(2)	Volume(1)	Gross Profit(2)	Volume(1)	Gross Profit(2)
Residential	64.7	19.8	68.1	20.0	205.9	67.2	207.1	62.4
Commercial	105.6	20.8	117.5	22.0	383.2	80.4	397.0	78.3
Agricultural	60.7	6.6	60.8	7.6	126.3	13.9	126.2	15.1
Industrial	184.8	17.5	184.1	16.0	671.0	66.9	670.9	69.3
Automotive	51.4	6.0	64.3	3.6	238.1	24.1	286.6	25.3
Other Services	–	13.5	–	13.0	–	38.1	–	39.8
	467.2	84.2	494.8	82.2	1,624.5	290.6	1,687.8	290.2
Average Margin(3)	15.1		14.0		15.5		14.8	

Volume and Gross Profit by Region

	Three Months Ended December 31				Twelve Months Ended December 31			
	2003		2002		2003		2002	
Regions:	Volume(1)	Gross Profit(2)	Volume(1)	Gross Profit(2)	Volume(1)	Gross Profit(2)	Volume(1)	Gross Profit(2)
Atlantic	29.5	8.6	30.8	8.1	116.5	31.4	109.5	28.4
Quebec	91.6	15.2	95.9	15.3	298.6	51.2	294.9	52.6
Ontario	107.3	23.4	119.2	24.2	392.0	82.4	401.6	81.4
Sask/Man	66.7	8.9	74.0	9.5	215.2	27.4	222.0	29.9
AB/NWT/YK	105.4	16.7	115.5	16.1	364.1	57.1	425.3	61.6
BC	66.7	11.4	59.4	9.0	238.1	41.1	234.5	36.3
	467.2	84.2	494.8	82.2	1,624.5	290.6	1,687.8	290.2
Average Margin(3)	15.1		14.0		15.5		14.8	

(1) Volume of propane sold (millions of litres) (2) Millions of dollars (3) Average propane sales margin (cents per litre)

Cash operating, administrative and capital tax costs of $46.2 million were $1.5 million higher than the prior year fourth quarter. This was due to higher tank and cylinder maintenance activities, and other costs.

Net maintenance capital expenditures were $1.6 million in the fourth quarter. This represents a $0.8 million decrease from the prior year period due to the timing of expenditures on tanks and cylinders, and the realization of higher proceeds on the sale of surplus equipment. Net maintenance capital expenditures for 2003 were $3.5 million and are expected to rise in 2004 to the $7 to $9 million range, driven by increased fleet replacement requirements, as asset productivity improvements generated by the ICG integration have been fully realized.

ERCO Worldwide

Condensed operating results for ERCO Worldwide for the fourth quarter and twelve months ended December 31, 2003 and 2002 are provided below for comparison purposes. The first two quarters of 2002 were unusually strong compared to the second half of 2002, and were above the assumptions used in our acquisition analysis. Fourth quarter 2003 results include the operations of Albchem Holdings Ltd. ("Albchem"), acquired on October 1, 2003.

Condensed Operating Results *(millions of dollars except per metric tonne amounts)*

	Three Months Ended December 31				Twelve Months Ended December 31			
	2003		2002[(1)]		**2003**		2002[(1)]	
Revenue		$ per MT		$ per MT		$ per MT		$ per MT
Chemicals	93.0	564	81.2	597	328.8	573	332.0	611
Technology	9.1	55	7.8	57	27.6	48	29.9	55
Cost of Sales								
Chemicals	(46.6)	(282)	(42.8)	(315)	(173.2)	(302)	(172.4)	(317)
Technology	(5.0)	(30)	(3.0)	(22)	(10.2)	(17)	(9.0)	(17)
Gross Profit	50.5	307	43.2	317	173.0	302	180.5	332
Less: Cash operating, admin & cash tax costs	(24.3)	(147)	(22.7)	(167)	(89.2)	(155)	(86.5)	(159)
Cash generated from operations before changes in net working capital	26.2	160	20.5	150	83.8	147	94.0	173
Maintenance capital expenditures	(1.6)	(10)	(2.7)	(20)	(6.4)	(11)	(12.7)	(23)
Operating Distributable Cash Flow	24.6	150	17.8	130	77.4	136	81.3	150
Chemical volumes sold (thousands of metric tonnes)	165		136		574		544	

(1) Represents operating results for the full period. Superior acquired ERCO Worldwide on December 19, 2002.

ERCO Worldwide had a very good fourth quarter contributing operating distributable cash flow of $24.6 million to the Fund's results. This represents a $21.5 million improvement from the $3.1 million earned during the 13 day period (December 19 to December 31) that Superior owned ERCO in 2002.

Compared to the full prior year fourth quarter, operating distributable cash flow increased $6.8 million due to the acquisition of Albchem, improved customer demand for sodium chlorate, lower variable production costs per unit and lower maintenance capital expenditures. Partially offsetting the benefit from these items was the impact of a stronger Canadian dollar which reduced the value of sales denominated in US dollars.

On October 1, 2003, ERCO Worldwide closed the acquisition of Albchem for $122.8 million on a debt free basis. With the addition of Albchem's two plants, ERCO Worldwide's annual sodium chlorate production capacity has increased by 25% to 580,000 metric tonnes and raised our share of the estimated North American capacity to 29%. The addition of these plants also provide substantial synergies and additional flexibility to supply products and services to its customers in the North American and the growing Asian markets. Integration of the Albchem operations is well advanced and meeting expectations. The accounting of the acquisition is more fully described in Note 3 to the consolidated interim financial statements. The acquisition was financed through the issue of 4.85 million trust units issued in August for net proceeds of $100.2 million, and by bank borrowings.

Sales volumes in the quarter were higher than the prior year due to the Albchem acquisition and higher pulp mill operating levels. The impact of a stronger Canadian dollar reduced operating distributable cash flow by $6.5 million, and was limited by Superior's foreign exchange hedging program. See the Corporate section of this report for more details. Variable production costs per unit were lower than the prior year period due to improvements in electrical and transportation costs per metric tonne produced. Operating costs on an absolute basis were higher than the prior year period due to the addition of the two new Albchem plants and the new Thunder Bay sodium chlorite plant, which began operations in the second quarter.

Maintenance capital expenditures were generally lower than the prior year period. On a year to date basis, maintenance capital expenditures were reduced as there were fewer large projects to complete in 2003.

Work continued on the five-year cell replacement program in the fourth quarter. This will improve the operating efficiency and production at five of the plants. In the quarter, $1.1 million was spent on the project while approximately $7.9 million was spent to-date. The project is approximately 30% complete and is currently generating annualized electrical energy savings in excess of $1 million per year. The overall estimated cost of the project has been reduced from $26 million to $20 million as the major input costs of the replacement cells have declined. The cell replacement program is considered to be growth capital in nature and the costs are included in "other capital expenditures" on the Consolidated Statement of Cash Flows, as they expand the overall capacity of the business. Accordingly, these costs have been excluded from the distributable cash flow calculation.

Superior Energy Management ("SEM")

Condensed operating results for the quarter and twelve months ended December 31, 2003 are provided on the following chart.

Condensed Operating Results *(millions of dollars except per GJ amounts)*

	Three Months Ended Dec 31, 2003		Three Months Ended Dec 31, 2002		Twelve Months Ended Dec 31, 2003		Twelve Months Ended Dec 31, 2002	
		¢ per GJ		¢ per GJ		¢ per GJ		¢ per GJ
Gross profit	2.8	45.9	0.5	22.5	8.1	38.8	0.5	22.5
Cash operating, admin. & selling costs	(1.8)	(31.1)	(0.5)	(22.5)	(4.7)	(23.0)	(0.7)	(35.0)
Operating Distributable Cash Flow	1.0	14.8	–	–	3.4	15.8	(0.2)	(12.5)
Gigajoules of natural gas sold (millions)	6.1		2.0		20.9		2.0	

SEM continued to execute its business plan by adding to its residential, commercial and light industrial customer base in Ontario, generating natural gas sales of 6.1 million gigajoules during the quarter, which was consistent with third quarter sales volumes. Growth in term contract volumes in the fourth quarter replaced lower margin customer balancing sales volumes that were transacted in the third quarter. SEM, which began commercial operations in October 2002, generated operating distributable cash flow of $1.0 million in the quarter, and $3.4 million year to date. Natural gas margins in 2003 were significantly better than the prior year period, as customer contracts acquired in the fourth quarter of 2002 from a third party at no margin, were renewed during 2003 at normal commercial margins. Expenses for the quarter are above the year to date average due to a growth in business infrastructure costs to support a growing customer base, and additional sales commission costs to support the growth in the customer base in the fourth quarter.

Corporate

Approximately 86%, 64%, and 18% of Superior's estimated net US dollar cash flows for 2004, 2005 and 2006 respectively, have been hedged. As a consequence, a one cent change in the Canadian dollar relative to the United States dollar is estimated to have a $0.1 million, $0.4 million and $0.8 million change in Superior's distributable cash flow for 2004, 2005 and 2006, respectively. For further information see Note 9 to the December 31, 2003 interim consolidated financial statements.

Corporate costs were $5.5 million in the fourth quarter, up $4.8 million over the prior year period due to increased compensation costs, expenses associated with the corporate governance reorganization completed on October 7, 2003, and other expenses. Management fees were absent in the fourth quarter, down $9.8 million from the prior year period, as a result of the management internalization transaction that was completed on May 8, 2003.

Cash taxes were limited to federal and provincial capital taxes of $0.8 million, similar to prior year period levels, as income taxes were fully deferred. Capital taxes have been allocated to Superior's three business segments based on net taxable capital deployed. Cash taxes are expected to remain at similar levels in 2004.

Interest expense of $3.9 million increased $3.0 million over the prior year period, as debt borrowed to finance the acquisition of ERCO Worldwide was outstanding for the full quarter in 2003, compared to the 13-day period subsequent to the closing of this acquisition in 2002. Effective interest rates were 2.8% higher than the prior year as the ERCO Worldwide acquisition credit facility was refinanced during the quarter with higher cost 10-year average life debt.

Distributions on the Series 1 and Series 2 Convertible Debentures totaled $4.9 million, an increase of $2.7 million over the prior year period. Distributions on the $250 million 8% Convertible Subordinated Debentures due November 1, 2008 (the "Series 2 Debentures") issued in December 2002 to partially fund the ERCO Worldwide acquisition, contributed to a $3.5 million increase in distributions. Offsetting this, distributions on the 8% Convertible Subordinated Debentures due July 1, 2007 (the "Series 1 Debentures"), declined by $0.8 million due to the conversion of $44.1 million Series 1 Debentures into 2.7 million trust units since December 31, 2002, ($0.3 million Series 1 Debentures converted during the fourth quarter into 0.02 million trust units). Additionally, $38.9 million of Series 2 Debentures were converted into 1.9 million trust units during the fourth quarter, ($41.1 million Series 2 Debentures have been converted into 2.1 million trust units since December 31, 2002). As at December 31, 2003, there were $25.6 million Series 1 Debentures outstanding and $208.9 million Series 2 Debentures outstanding.

The weighted average number of trust units outstanding in the quarter has increased by 43% to 68.6 million trust units compared to the prior year period. The increase has been driven by the issue of the 4.85 million trust units in August to partially fund the Albchem acquisition, the 4.5 million trust unit offering completed in June 2003 to partially finance the December 2002 acquisition of ERCO, 7.3 million trust units issued in May as consideration for the management internalization transaction, and the conversions of the Series 1 and 2 Debentures.

Liquidity and Capital Resources

Superior's net working capital requirements increased seasonally in the fourth quarter by $27.6 million from September 30, 2003. Working capital requirements for Superior Propane peak seasonally in the first quarter and then decline through the second and third quarters before building again in the fall, consistent with the seasonal demand profile of its heating end use customers. Superior's revolving trade accounts receivable sales program is used to finance a portion of its working capital requirements. Proceeds from the sale of receivables increased seasonally during the fourth quarter to $100.0 million (December 31, 2002 - $68.6 million), up from $76.3 million at September 30, 2003.

Proceeds of $206.8 million from the US private placement offering of US $160 million senior secured notes ("the Notes"), which closed October 29, 2003, were used to repay the remainder of the ERCO acquisition bank facility. The two series of Notes have a combined average life of 10 years and a combined effective interest rate of 6.65%. See Note 6 to the consolidated interim financial statements for further details. In

connection with this offering, Superior swapped US $85 million of the fixed interest rate obligation into a Canadian dollar floating interest rate obligation at an effective interest rate of banker's acceptance rates plus 1.7% which averaged 4.3% during the quarter. Standard & Poor's and DBRS have assigned a credit rating of BBB- to the Notes.

Superior's total debt which includes the revolving term bank credits the Notes and the proceeds from its receivable sales program amounted to $417.8 million at December 31, 2003, a decrease of $94.2 million from the prior year, as follows:

(millions of dollars)	
($88.9)	due to the application of net proceeds from the June trust unit offering
(12.0)	due to 2003 distributable cash flow exceeding distributions paid
(37.4)	due to the reduction in Canadian dollar equivalent of US dollar debt levels
22.0	funding of Albchem acquisition net of proceeds from the August trust unit offering
7.0	funding of the ERCO Worldwide cell replacement and Thunder Bay sodium chlorite growth capital projects
15.1	decreased net working capital and other
($94.2)	2003 reduction of total debt

Outlook

In 2004, we anticipate distributable cash flow per trust unit to be comparable to 2003, after adjusting for the one-time impact of the timing of the issue of units resulting from the internalization of the management agreements in 2003. Increased distributable cash flow is expected from a full year's contribution form ERCO Worldwide's acquisition of Albchem and continued profitable growth by Superior Energy Management, offset by the dilutive impact of the continued conversion of the Fund's debentures into trust units.

Over the longer term, the Fund plans to continue its disciplined approach by taking advantage of profitable growth opportunities within each division and to acquire other businesses that have risk profiles appropriate for an income fund structure. Acquisitions must be accretive to unitholder distributions and be financed in a manner that maintains Superior's existing financial strength.

Notice of Annual Meeting and Record Date

The Fund's annual general meeting is scheduled to be held on Wednesday, May 5, 2004 at 2:00 p.m., in the Strand Tivoli Room of the Metropolitan Centre, located at 333 – 4 Avenue SW, Calgary, Alberta. March 17, 2004 has been fixed as the record date for determination of Unitholders entitled to receive notice and to vote at the meeting. Materials will be mailed on March 24, 2004.

For more information, please visit our website: www.superiorplus.com or contact:

Mark Schweitzer, Executive Vice-President
Corporate Development & Chief Financial Officer
Superior Plus Inc.
Phone: (403) 218-2952 / Fax: (403) 218-2973
E-mail: mschweitzer@superiorplus.com

Theresia Reisch
Investor Relations Manager
Superior Plus Income Fund
Phone: (403) 218-2953 / Fax: (403) 218-2973
E-mail: treisch@superiorplus.com

If you would like to listen to a recording of the March 3, 2004 investor analyst conference call on the Fourth Quarter and Year-end Earnings Results, dial 1-877-289-8525 and enter the reservation number 21033717#. The call will be available for review from Wednesday, March 3 after 12:00 p.m. (EST) until midnight Wednesday, March 10, 2004. The conference call is also posted (audio-broadcast) under the Investor Relations section of Superior's website at: www.superiorplus.com

SUPERIOR PLUS INCOME FUND
Consolidated Balance Sheets

(millions of dollars)	December 31	
Assets	**2003**	**2002**
Current Assets		
Accounts receivable (Note 5)	**96.8**	115.0
Inventories	**57.7**	55.0
	154.5	170.0
Capital assets	**782.1**	718.1
Intangible assets	**51.7**	66.5
Goodwill	**447.7**	438.1
	1,436.0	1,392.7
Liabilities and Unitholders' Equity		
Current liabilities		
ERCO Worldwide acquisition credit facility (Note 6)	–	340.0
Accounts payable and accrued liabilities	**117.6**	116.9
Distributions payable to unitholders and debentureholders	**15.8**	10.2
	133.4	467.1
Revolving term bank credits and term loans (Note 6)	**317.8**	103.4
Future employee benefits	**23.4**	23.5
Future income taxes	**125.2**	142.9
Unitholders' equity (Note 7)	**836.2**	655.8
	1,436.0	1,392.7

Consolidated Statements of Earnings (Loss) and Deficit

(millions of dollars except per trust unit amounts)	Three Months Ended Dec 31		Years Ended Dec 31	
	2003	**2002**	**2003**	**2002**
Revenues	**346.2**	218.5	**1,234.3**	640.9
Cost of products sold	**208.7**	130.7	**762.6**	345.1
Gross profit	**137.5**	87.8	**471.7**	295.8
Expenses				
Operating and administrative	**77.0**	47.6	**278.3**	180.0
Depreciation of capital assets	**18.2**	8.1	**66.6**	28.5
Amortization of intangible assets	**1.3**	0.2	**6.1**	0.2
Interest (Note 6)	**3.9**	0.9	**14.7**	2.8
Management incentive fee (Note 4)	–	9.8	–	11.1
Management internalization costs (Note 4)	–	–	**141.3**	–
Income tax expense/(recovery) of Superior	**4.9**	1.9	**(40.4)**	4.4
	105.3	68.5	**466.6**	227.0
Net Earnings before Distributions to Unitholders	**32.2**	19.3	**5.1**	68.8
Distributions to unitholders (Note 7)	**(36.0)**	(20.5)	**(133.4)**	(93.3)
	(3.8)	(1.2)	**(128.3)**	(24.5)
Deficit, Beginning of Period	**(374.1)**	(226.1)	**(229.6)**	(195.9)
Distributions to debentureholders (Notes 7 & 8)	**(4.9)**	(2.2)	**(22.7)**	(7.7)
Accretion of debentures charged to deficit (Notes 7 & 8)	**(1.5)**	(0.1)	**(3.7)**	(0.4)
Adjustment for a retroactive adjustment in accounting policy for trust unit incentive plan compensation	–	–	–	(1.1)
Deficit, End of Period	**(384.3)**	(229.6)	**(384.3)**	(229.6)
Net earnings (loss) per trust unit, before distributions to unitholders, net of distributions to debentureholders, basic and diluted (Note 7)	**$0.40**	$0.34	**($0.30)**	$1.29

SUPERIOR PLUS INCOME FUND
Consolidated Statements of Cash Flows

(millions of dollars except per trust unit amounts)	Three Months Ended December 31 2003	Three Months Ended December 31 2002	Years Ended December 31 2003	Years Ended December 31 2002
Operating Activities				
Net earnings before distributions to unitholders	**32.2**	19.3	**5.1**	68.8
Items not involving cash:				
Depreciation and amortization of capital and intangible assets	**19.5**	8.3	**72.7**	28.7
Trust unit incentive plan compensation expense	**1.3**	–	**2.5**	0.2
Future income tax expense/(recovery)	**4.1**	1.7	**(43.6)**	3.7
Cash generated from operations before changes in working capital	**57.1**	29.3	**36.7**	101.4
(Increase)/decrease in non-cash operating working capital items	**(27.6)**	(27.4)	**25.4**	(0.3)
	29.5	1.9	**62.1**	101.1
Investing Activities				
Maintenance capital expenditures, net	**(3.2)**	(2.5)	**(9.9)**	(3.1)
Other capital (expenditures), proceeds, net	**(1.1)**	1.9	**(7.0)**	4.6
Pulp chemical acquisition (Note 3)	**(122.8)**	(584.5)	**(122.8)**	(584.5)
	(127.1)	(585.1)	**(139.7)**	(583.0)
Financing Activities				
Issue of trust units and warrants in consideration of management internalization (Note 4)	–	–	**138.8**	–
Issue of trust units, net of issue costs to finance ERCO Worldwide acquisition (Note 7)	–	–	**88.9**	–
Issue of trust units, net of issue costs, to finance Albchem acquisition (Note 7)	–	–	**100.2**	–
Net proceeds from issue of debentures (Note 8)	–	239.5	–	239.5
ERCO Worldwide acquisition credit facility (Note 6)	**(250.7)**	340.0	**(340.0)**	340.0
Revolving term bank credits and term loans (Note 6)	**365.5**	(5.7)	**214.4**	2.4
Net proceeds from sale of accounts receivable (Note 5)	**23.7**	32.1	**31.4**	1.0
Distributions to debentureholders	**(4.9)**	(2.2)	**(22.7)**	(7.7)
Distributions to unitholders	**(36.0)**	(20.5)	**(133.4)**	(93.3)
	97.6	583.2	**77.6**	481.9
Change in Cash	–	–	–	–
Cash at Beginning and End of Period	–	–	–	–

Notes to Consolidated Financial Statements

(in $CDN millions of dollars, unless noted otherwise, except per trust unit amounts)

1. **Distributable Cash Flows**

Cash generated from operations before changes in working capital	**57.1**	29.3	**36.7**	101.4
Plus Management internalization costs (Note 4)	–	–	**141.3**	–
Less: Maintenance capital expenditures, net	**(3.2)**	(2.5)	**(9.9)**	(3.1)
Distributions to debentureholders	**(4.9)**	(2.2)	**(22.7)**	(7.7)
Distributable Cash Flow	**49.0**	24.6	**145.4**	90.6
Distributable cash flow per trust unit, basic (Note 7)	**$0.71**	$0.51	**$2.45**	$1.93
Distributable cash flow per trust unit, diluted (Note 7)	**$0.66**	$0.51	**$2.22**	$1.88

Distributable cash flow of the Superior Plus Income Fund (the "Fund") available for distribution to its unitholders ("Unitholders"), is equal to consolidated cash flow from operations, after provision for maintenance capital expenditures and distributions to holders of debentures ("Debentureholders") of the Fund. Distributions to Debentureholders are accounted for on an accrual basis. Distributable cash flow is the main performance measure used by management and investors to evaluate the performance of the Fund, Superior and its operating divisions. Readers are cautioned that distributable cash flow is not a defined performance measure under generally accepted accounting principles ("GAAP"), and that distributable cash flow cannot be assured. The Fund targets to pay out substantially all of its ongoing sustainable distributable cash flow through regular monthly distributions. The Fund's calculation of distributable cash flow may differ from similar calculations used by comparable entities.

2. Accounting Policies – Interim Financial Statements

(a) Basis of Presentation

The accompanying interim Consolidated Financial Statements have been prepared according to GAAP applied on a consistent basis and include the accounts of the Fund, its wholly owned subsidiary, Superior and Superior's subsidiaries. Certain information and disclosures normally required to be included in annual financial statement notes have been condensed and amended. These financial statements and notes thereto should be read in conjunction with the Fund's financial statements contained in its Annual Report for the year ended December 31, 2002. All significant transactions and balances (including the Shareholder Notes) between the Fund, Superior and Superior's subsidiaries have been eliminated on consolidation.

In the opinion of Management, the accompanying unaudited Consolidated Financial Statements include all adjustments (of a normal recurring nature) necessary to present fairly the consolidated financial position of the Fund as of December 31, 2003 and the consolidated results of its operations for the three and twelve month periods ended December 31, 2003 and 2002.

(b) Business Segments

Superior operates three distinct business segments; the delivery of propane and propane related services and accessories under the Superior Propane trade name (the "Propane Retailing Business" or "Superior Propane"); the manufacture and sale of chemicals and related products and services for the pulp and paper and water treatment industries, operating under the ERCO Worldwide trade name (the "Pulp Chemicals Business" or "ERCO Worldwide"); and the sale of natural gas under fixed price term contracts operating under the Superior Energy Management trade name (the "Natural Gas Retailing Business", or "SEM"). Revenues for all divisions are recognized at the time of delivery, or when related services are performed, with the exception of ERCO Worldwide revenues associated with the construction of chlorine dioxide generators, which are recognized using the percentage of completion method based on cost incurred completed compared to total estimated cost. For segmented information, see Note 10.

Approximately 50% of Superior Propane's sales volumes are heating related and 50% are related to economic activities. Propane sales typically peak in the first quarter when approximately one-third of annual propane sales volumes and gross profits are generated due to the demand from heating end use customers. They then decline through the second and third quarters rising seasonally again in the fourth quarter with heating demand. Similarly, net working capital levels are typically at seasonally high levels at the end of the first quarter, and normally decline to seasonally low levels in the second and third quarters. Net working capital levels are also significantly influenced by wholesale propane prices. Operating cash flow and the net working capital levels of ERCO Worldwide and SEM do not have significant seasonal fluctuations.

3. Pulp Chemical Acquisition

Purchase of Albchem Holdings Ltd.

On October 1, 2003, ERCO Worldwide, a division of Superior, acquired the shares of Albchem Holdings Ltd., a pulp chemicals business, for cash consideration of approximately $122.8 million on a debt-free basis. Using the purchase method for acquisitions, Superior consolidated the assets and liabilities from the acquisition and included earnings as of the closing date. Assets acquired and liabilities assumed were recorded at estimated fair values on the date of acquisition. Goodwill was recorded as the purchase price less the acquired assets and assumed liabilities. The allocation of the purchase price may be adjusted if additional information regarding the values of asset and liabilities becomes available.

The consideration paid by Superior has been allocated as follows:

Cash consideration paid	$	122.1
Acquisition costs		0.7
	$	122.8

Capital assets	$	133.1
Goodwill		17.7
Working capital, net		6.2
Future income taxes		(30.5)
Other liabilities		(3.7)
	$	122.8

4. Management Internalization Transaction

On May 8, 2003 Superior completed the internalization of its management and administration agreements at an aggregate cost of $141.3 million, which has been charged to net income. The internalization process has resulted in the elimination of the management incentive and administration fees effective January 1, 2003. The funds paid to the Manager and Administrator to terminate the contracts were immediately re-invested into the trust units and warrants. The cost of the internalization transaction was financed as follows:

Trust Units Issued		
(7.0 million @ $19.65/unit)	$	137.5
Warrants Issued		
(3.5 million @ $0.36/unit)		1.3
Cash Transaction Costs		2.5
Total Management Internalization Cost	$	141.3

Of the 7.0 million trust units issued, 0.9 million trust units received by executive officers of Superior are held in escrow, and will be released over a period of 4 years. The 3.5 million warrants, exercisable to purchase trust units for five years at a price of $20.00 per trust unit, were valued using an option pricing model. Future taxes payable have been reduced by $48.8 million as a result of the internalization transaction. Internalization transaction costs are not included in the calculation of distributable cash flow (See Note 1) to reflect the growth capital nature of the transaction.

In addition, non-interest-bearing loans aggregating $6.5 million were advanced to the executive officers and were used by the executive officers to fund the purchase of 0.325 million trust units at $20 per trust unit. The loans are to be repaid over a four-year period in the form of annual retention bonuses. The loans receivable have not been recorded as an asset by Superior, but have been deducted directly from equity.

5. Accounts Receivable

Superior sells, with limited recourse, certain trade accounts receivable on a revolving basis to an entity sponsored by a Canadian chartered bank, and has accounted for the sale in accordance with the CICA guidelines relating to transfers of receivables. The accounts receivable are sold at a discount to face value based on prevailing money market rates. Superior has retained the servicing responsibility for the accounts receivable sold and has therefore recognized a servicing liability. The level of accounts receivable sold under the program fluctuates seasonally with the level of accounts receivable. At December 31, 2003 net proceeds of $100.0 million (2002 – $68.6 million) had been received. The fair value of the retained interest arising from the sale was estimated by discounting expected cash flows at prevailing money market rates.

6. Revolving Term Bank Credits and Term Loans

	Maturity Dates	Effective Interest Rates (3)	2003	2002
ERCO Worldwide acquisition credit facility			$ -	$ 340.0
Revolving term bank credits (1)				
LIBOR Loans ($US 50.5 million)	2005 to 2006	Floating libor rate plus applicable credit spread	$ 65.3	$ -
Banker's Acceptances	2005 to 2006	Floating BA rate plus applicable credit spread	45.7	103.4
			$ 111.0	$ 103.4
Term Loans (2)				
Terms loans subject to floating interest rates	2013 to 2015	Floating BA rate plus 1.7%	109.9	-
Term loans subject to fixed interest rates ($US 75.0 million)	2009 to 2013	6.65%	96.9	-
			$ 206.8	$ -
Total revolving term bank credits and term loans			$ 317.8	$ 103.4

(1)During 2003, Superior and its wholly owned subsidiary ERCO Worldwide Holdings Inc., renewed and expanded its secured revolving term bank credit facilities. Superior has revolving term credit capacity of $245.0 million, an increase of $105.0 million from December 31, 2002 levels. These facilities are secured by a general charge over the assets of Superior.

(2)On October 29, 2003, Superior issued Senior Secured Notes (the "Notes") totaling $US 160.0 million ($CDN 206.8 million at December 31, 2003), secured by a general charge over the assets of Superior. Proceeds were used to complete the repayment of the ERCO Worldwide acquisition credit facility. Repayments of principal begins in 2009. The fair value of the Notes at December 31, 2003 was CDN$ 205.2 million. In conjunction with the issue of the Notes, Superior swapped $US 85 million ($CDN 109.9 million at December 31, 2003) of the principal and fixed rate obligations into a Canadian dollar floating rate obligation. The estimated fair value of this interest rate swap agreement at December 31, 2003 was a gain of $1.3 million. Superior is also party to cross-currency swaps, whereby it has agreed to convert a further $US 10 million of principal on $US denominated term loans to Canadian dollar denominated debt.

(3)The fixed interest rate obligation on $100 million of the Fund's Debentures (see Note 8) was swapped into a floating rate obligation in order to maintain the floating interest rate profile of the debt that was repaid from the Debenture proceeds. The estimated fair value of this swap agreement at December 31, 2003 was a gain of $5.9 million (2002 - $5.8 million gain).

Repayment requirements of the revolving term bank credits and term loans are as follows:

Current portion	$ -
Due in 2005	37.2
Due in 2006	73.8
Due in 2007	-
Due in 2008	-
Subsequent to 2008	206.8
Total	$ 317.8

7. Unitholders' Equity

Authorized

The Fund may issue an unlimited number of trust units. Each trust unit represents an equal undivided beneficial interest in any distributions from the Fund and in the net assets in the event of termination or wind-up of the Fund. All trust units are of the same class with equal rights and privileges.

	Issued Number of Trust Units (millions)	Equity
Unitholders' equity, December 31, 2002	**47.8**	**$655.8**
Trust units issued as a result of the management internalization transaction and retention arrangements (Note 4)	7.0	137.5
Warrants issued as a result of the management internalization transaction (3.5 million warrants excersizable @ $20 per trust unit, excersizable for 5 years (Note 4)	-	1.3
Management internalization retention arrangements (Note 4)	0.3	-
Issue of trust units to finance the ERCO Worldwide acquisition	4.5	88.9
Issue of trust units to finance the Albchem acquisition	4.9	100.2
Accretion of Debentures of $3.7 million, net of corresponding charge to deficit	-	-
Conversion of Series 1 Debentures ($44.1 million converted @ $16 per unit)	2.7	-
Conversion of Series 2 Debentures – ($41.1 million converted @ $20 per unit)	2.1	-
Exercise of trust unit options	0.1	-
Trust unit incentive plan compensation expense	-	2.5
Currency translation adjustment	-	1.0
Earnings before distributions to unitholders	-	5.1
Distributions to debentureholders	-	(22.7)
Distributions to unitholders	-	(133.4)
Unitholders' equity, December 31, 2003	**69.4**	**836.2**

Unitholders' equity consists of the following components at December 31, 2003, and 2002:

	2003	2002
Convertible debentures	$ 226.2	$ 308.7
Warrants	1.3	-
Trust unit equity	989.1	576.3
Contributed surplus	3.8	1.3
Currency translation account	0.1	(0.9)
Deficit	(384.3)	(229.6)
	$ 836.2	$ 655.8

The Fund's deficit is comprised of net earnings, less distributions paid to unitholders and debentureholders, the accretion of convertible debentures and prior period adjustments for the adoption of changes in accounting policies. Please see Note 1 for the calculation of the Fund's distributable cash flow and its distribution policy.

The number of trust units used in the calculation of basic net earnings per trust unit before distributions to Unitholders, was calculated using the weighted average number of trust units outstanding during the period (68.6 million in fourth quarter of 2003, 59.4 million year to date; 47.8 million in fourth quarter 2002, 46.9 million in 2002 year to date). The number of trust units used in the calculation of diluted distributable cash flow and net earnings per trust unit before distributions to Unitholders, have been calculated using 85.1 million in the fourth quarter of 2003, (76.8 million year to date; 54.4 million in fourth quarter 2002, 52.8 million in 2002 year to date), and reflect the assumed conversion of all outstanding Series 1 and Series 2 Debentures, warrants and trust unit options.

8. Convertible Debentures

The Fund has issued two series of Debentures denoted as Series 1 and Series 2 as follows:

	Series 1	Series 2	Total
Maturity date	July 31, 2007	November 1, 2008	
Fixed distribution rate	8%	8%	
Conversion price per trust unit	$16.00	$20.00	
Principal outstanding December 31, 2001	100.0	–	100.0
December 17, 2002 issue	–	250.0	250.0
Conversions during 2002	(30.3)	-	(30.3)
Principal outstanding December 31, 2002	69.7	250.0	319.7
Conversions during 2003	(44.1)	(41.1)	(85.2)
Principal outstanding December 31, 2003	25.6	208.9	234.5
Carrying value as at December 31, 2003:			
Principal	17.4	119.7	137.1
Distribution payment obligations	7.3	80.8	88.1
Holder's option	0.2	0.8	1.0
	$24.9	$201.3	$226.2
Quoted market value at December 31, 2003	$40.5	$261.1	$301.6

On December 17, 2002, the Fund issued $250 million, 8% Debentures maturing on November 1, 2008 (the "Series 2 Debentures") for net proceeds after issue costs of $239.5 million. On January 31, 2001 the Fund issued $100 million, 8% Debentures maturing on July 31, 2007 (the "Series 1 Debentures") for net proceeds after issue costs of $96.7 million.

The Debentures may be converted into trust units at the option of the holder at any time prior to maturity and may be redeemed by the Fund in certain circumstances. The Fund may elect to pay interest and principal upon maturity or redemption by issuing trust units to a trustee in the case of interest payments, and to the Debentureholders in the case of payment of principal. The number of any trust units issued will be determined based on market prices for the trust units at the time of issuance.

The Debentures and related distribution obligation have been classified within unitholders' equity on the consolidated balance sheet because the Fund may elect to satisfy the Debenture interest and principal obligations by the issuance of trust units. Debenture distributions are charged directly to the deficit.

9. Commitments

Superior has entered into long term forward contracts to sell US dollars in order to hedge net U.S. dollar revenues as follows:

	$ US	Conversion Rate
2004	$35.4	1.4081
2005	$48.0	1.3951
2006	$ 9.0	1.4553

10. Business Segments

Superior operates three distinct business segments; the delivery of propane and propane related services and accessories, the Propane Retailing Business; the manufacture and sale of chemicals and related products and services used primarily in the production of bleached pulp, the Pulp Chemicals Business; and the sale of natural gas under fixed price, fixed term contracts, the Natural Gas Retailing Business. Distributable cash flow is the main performance measure used by management to evaluate segment performance (See Note 1). Superior's corporate office arranges inter-segment foreign exchange contracts from time to time between its business segments. As a result, in the accompanying tables, the elimination of inter-segment revenues and cost of sales pertaining to inter-segment foreign exchange gains and losses are eliminated under the Corporate cost column.

For the three months ended December 31, 2003	Propane Retailing	Pulp Chemicals	Natural Gas Retailing	Corporate	Total Consolidated
Revenues	$ 201.8	$ 102.1	$ 43.6	$ (1.3)	$ 346.2
Cost of products sold	117.6	51.6	40.8	(1.3)	208.7
Gross profit	84.2	50.5	2.8	-	137.5
Expenses					
Operating & administrative	45.9	23.8	1.8	5.5	77.0
Depreciation of capital assets	5.4	12.8	-	-	18.2
Amortization of intangible assets	-	1.3	-	-	1.3
Interest	-	-	-	3.9	3.9
Income tax expense/(recovery) of Superior	13.3	7.6	0.3	(16.3)	4.9
	64.6	45.5	2.1	(6.9)	105.3
Net earnings before distributions to Unitholders	19.6	5.0	0.7	6.9	32.2
Add: Depreciation and amortization of capital and intangible assets	5.4	14.1	-	-	19.5
Trust unit incentive plan expense	-	-	-	1.3	1.3
Future income tax expense/ (recovery)	13.0	7.1	0.3	(16.3)	4.1
Less: Maintenance capital expenditures, net	(1.6)	(1.6)	-	-	(3.2)
Distributions to Debentureholders	-	-	-	(4.9)	(4.9)
Distributable cash flow	$ 36.4	$ 24.6	$ 1.0	$ (13.0)	$ 49.0

For the three months ended December 31, 2002	Propane Retailing	Pulp Chemicals	Natural Gas Retailing	Corporate	Total Consolidated
Revenues	$ 196.6	$ 10.5	$ 11.4	$ -	$ 218.5
Cost of products sold	114.4	5.4	10.9	-	130.7
Gross profit	82.2	5.1	0.5	-	87.8
Expenses					
Operating & administrative	44.6	1.8	0.5	0.7	47.6
Depreciation of capital assets	6.8	1.3	-	-	8.1
Amortization of intangible assets	-	0.2	-	-	0.2
Interest	-	-	-	0.9	0.9
Management incentive fee	-	-	-	9.8	9.8
Income tax expense/(recovery) of Superior	2.6	0.3	(0.1)	(0.9)	1.9
	54.0	3.6	0.4	10.5	68.5
Net earnings (loss) before distributions to Unitholders	28.2	1.5	0.1	(10.5)	19.3
Add: Depreciation and amortization of capital and intangible assets	6.8	1.5	-	-	8.3
Trust unit incentive plan recovery	-	-	-	-	-
Future income tax expense/(recovery)	2.5	0.2	(0.1)	(0.9)	1.7
Less: Maintenance capital expenditures, net	(2.4)	(0.1)	-	-	(2.5)
Distributions to Debentureholders	-	-	-	(2.2)	(2.2)
Distributable cash flow	$ 35.1	$ 3.1	$ -	$ (13.6)	$ 24.6

For the year ended December 31, 2003	Propane Retailing	Pulp Chemicals	Natural Gas Retailing	Corporate	Total Consolidated
Revenues	$ 727.1	$ 356.3	$ 152.2	$ (1.3)	$ 1,234.3
Cost of products sold	436.5	183.3	144.1	(1.3)	762.6
Gross profit	290.6	173.0	8.1	-	471.7
Expenses					
Operating & administrative	177.2	87.2	4.7	9.2	278.3
Depreciation of capital assets	21.4	45.2	-	-	66.6
Amortization of intangible assets	-	6.1	-	-	6.1
Interest	-	-	-	14.7	14.7
Management internalization (Note 4)	-	-	-	141.3	141.3
Income tax expense/(recovery) of Superior	34.8	16.7	1.2	(93.1)	(40.4)
	233.4	155.2	5.9	72.1	466.6
Net earnings before distributions to Unitholders	57.2	17.8	2.2	(72.1)	5.1
Add: Depreciation and amortization of capital and intangible assets	21.4	51.3	-	-	72.7
Trust unit incentive plan expense	-	-	-	2.5	2.5
Management internalization	-	-	-	141.3	141.3
Less: Maintenance capital expenditures, net	(3.5)	(6.4)	-	-	(9.9)
Future income tax expense/(recovery)	33.6	14.7	1.2	(93.1)	(43.6)
Distributions to Debentureholders	-	-	-	(22.7)	(22.7)
Distributable cash flow	$ 108.7	$ 77.4	$ 3.4	$ (44.1)	$ 145.4

For the year ended December 31, 2002	Propane Retailing	Pulp Chemicals	Natural Gas Retailing	Corporate	Total Consolidated
Revenues	$ 619.0	$ 10.5	$ 11.4	$ -	$ 640.9
Cost of products sold	328.8	5.4	10.9	-	345.1
Gross profit	290.2	5.1	0.5	-	295.8
Expenses					
Operating & administrative	173.9	1.8	0.7	3.6	180.0
Depreciation of capital assets	27.2	1.3	-	-	28.5
Amortization of intangible assets	-	0.2	-	-	0.2
Interest	-	-	-	2.8	2.8
Management incentive fee	-	-	-	11.1	11.1
Income tax expense/(recovery) of Superior	3.9	0.6	(0.1)	-	4.4
	205.0	3.9	0.6	17.5	227.0
Net earnings (loss) before distributions to Unitholders	85.2	1.2	(0.1)	(17.5)	68.8
Add: Depreciation and amortization of capital and intangible assets	27.2	1.5	-	-	28.7
Trust unit incentive plan recovery	-	-	-	0.2	0.2
Future income tax expense/(recovery)	3.3	0.5	(0.1)	-	3.7
Less: Maintenance capital expenditures, net	(3.0)	(0.1)	-	-	(3.1)
Distributions to Debentureholders	-	-	-	(7.7)	(7.7)
Distributable cash flow	$ 112.7	$ 3.1	$ (0.2)	$ (25.0)	$ 90.6

	Propane Retailing		Pulp Chemicals		Natural Gas Retailing		Total Consolidated
Total assets as of December 31, 2003	$	593.0	$	826.6	$	16.4	$ 1,436.0
Total assets as of December 31, 2002	$	614.6	$	767.9	$	10.2	$ 1,392.7

Geographic Information		Canada		United States		Other		Total Consolidated
Revenues for the three months ended December 31, 2003	$	298.6	$	39.6	$	8.0	$	346.2
Revenues for the year ended December 31, 2003	$	1,053.9	$	161.2	$	19.2	$	1,234.3
Capital assets as of December 31, 2003	$	701.8	$	80.3	$	-	$	782.1
Total assets as of December 31, 2003	$	1,343.5	$	92.5	$	-	$	1,436.0
Revenues for the three months ended December 31, 2002	$	213.0	$	5.5	$	-	$	218.5
Revenues for the year ended December 31, 2002	$	635.4	$	5.5	$	-	$	640.9
Capital assets as of December 31, 2002	$	612.5	$	105.6	$	-	$	718.1
Total assets as of December 31, 2002	$	1,274.0	$	118.7	$	-	$	1,392.7

11. Comparative Figures

Certain reclassifications of prior year amounts have been made to conform to current year presentations.

Superior Plus

Theresia R. Reisch
Investor Relations Manager & Corporate Secretary
Direct Telephone: (403) 218-2953
Direct Facsimile: (403) 218-2973
E-mail: treisch@superiorplus.com

March 24, 2004

Transmitted Via SEDAR

To: The Quebec Securities Commission

Re: Report Under Section 114 of the Quebec Securities Regulations

SUPERIOR PLUS INCOME FUND
TRUST UNIT INCENTIVE PLAN

For the year ended December 31, 2003, the number and value of securities distributed in Quebec under the Trust Unit Incentive Plan of the Superior Plus Income Fund, are as set forth below:

Number of Trust Unit Options granted	Number of Quebec residents
6,000	1

Number of Trust Units issued as a result of the exercise of options	Value of Trust Units issued as a result of the exercise of options	Number of Quebec residents
4,636	$97,388.00	7

Yours truly,
SUPERIOR PLUS INC.

"Theresia R. Reisch"

Theresia R. Reisch
Corporate Secretary

h:\spif\Annual\Quebec.doc

Superior Plus Income Fund

Annual Information Form

(for the fiscal year ended December 31, 2003)

March 15, 2004

TABLE OF CONTENTS

In this Annual Information Form, all dollar figures are in Canadian dollars, unless otherwise indicated.

FORWARD LOOKING STATEMENTS

Certain information included herein is forward-looking. Forward-looking statements include, without limitation, statements regarding the future financial position, business strategy, budgets, litigation, projected costs, capital expenditures, financial results, taxes and plans and objectives of or involving the Superior Plus Income Fund (the "Fund") or Superior Plus Inc. ("Superior"). Many of these statements can be identified by looking for words such as "believe", "expects", "expected", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words. The Fund and Superior believe the expectations reflected in such forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon.

Such forward looking statements are not guarantees of future performance and involve a number of risks and uncertainties some of which are described herein. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause the Fund's or Superior's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Any forward-looking statements are made as of the date hereof and neither the Fund nor Superior undertakes any obligation to publicly update or revise such statements to reflect new information, subsequent events or otherwise.

CORPORATE STRUCTURE

Superior Plus Income Fund

Superior Plus Income Fund (the "Fund") is a limited purpose, unincorporated trust established under the laws of the Province of Alberta by a Declaration of Trust made as of August 2, 1996, as amended and restated on October 7, 2003 (the "Declaration of Trust"). On February 19, 2003, the name of the Fund was changed from Superior Propane Income Fund to its current name. On October 7, 2003, the Declaration of Trust was amended and restated in connection with the governance reorganization (the "Governance Reorganization") of the Fund, which included the elimination of individual trustees and the appointment of Computershare Trust Company of Canada as trustee of the Fund ("Computershare" or the "Trustee"). See "General Development of the Company and the Fund".

The head and registered office of the Fund is located at 3408 Canterra Tower, 400 – 3rd Avenue S.W., Calgary, Alberta T2P 4H2.

The Fund holds all of the outstanding securities of Superior Plus Inc. ("Superior" or the "Company"). The Fund's investments in Superior are comprised of Class A and B Common Shares ("Common Shares") and unsecured subordinated notes due October 1, 2026 (the "Shareholder Notes") issued pursuant to an amended and restated note indenture between Superior and CIBC Mellon Trust Company of Canada dated October 7, 2003 (the "Note Indenture"). The Fund's investments in Superior are financed by trust unit equity and 8% convertible unsecured subordinated debentures due July 31, 2007 and convertible at $16.00 per trust unit ("Series 1 Debentures") and 8% convertible unsecured subordinated debentures due November 1, 2008 and convertible at $20.00 per trust unit ("Series 2 Debentures"), collectively (the "Debentures"). The Fund distributes to holders of trust units of the Fund ("Unitholders"), dividends and/or returns of capital received from its Common Share investment and interest received from its Shareholder Note investment, after payment of Fund expenses and distributions to the holders of Debentures of the Fund ("Debentureholders").

The Fund does not conduct active business operations, but rather, it distributes to Unitholders the income it receives from Superior, net of expenses and distributions payable on the Debentures. Pursuant to the Declaration of Trust, the Fund is generally restricted to owning, investing in and transferring securities of Superior and any other entities, including without limitation, bodies corporate, partnerships or trusts, temporarily holding cash and short term investments, disposing of the assets of the Fund, including without limitation, any securities of Superior, issuing securities of the Fund, borrowing funds and incurring indebtedness, making distributions and paying costs, fees and expenses of the Fund.

Subject to certain limitations which require the approval of Unitholders or the board of directors of Superior (the "Board"), the Declaration of Trust provides the Trustee with full, absolute and exclusive power, control and authority over the assets and affairs of the Fund authorizes the Trustee to do all such acts and things as in its sole judgement and discretion are necessary or incidental to carrying out the purposes of the Fund. See "Capital Structure – Trust Units and Declaration of Trust". However, as part of the Governance Reorganization the Trustee entered into an Amended and Restated Administration Agreement dated October 7, 2003, with Superior delegating broad power and authority to Superior to effect the actual administration of the duties of the Trustee (the "Administration

Agreement"). The Administration Agreement delegates to Superior, and by implication, its Board, the exclusive authority to manage the operations and affairs of the Fund. In addition, the Administration Agreement provides Superior with a power of attorney to sign documents on behalf of the Fund. As a result, Superior and its Board are responsible for managing the affairs and operations of the Fund pursuant to the Administration Agreement.

Superior

Superior was incorporated under the provisions of *Part I of The Companies Act, 1934* by letters patent dated July 24, 1951, as Superior Propane Limited and was continued under the *Canada Business Corporations Act* on June 30, 1978. The head and registered office of the Company is located at 3408 Canterra Tower, 400 – 3rd Avenue S.W., Calgary, Alberta T2P 4H2.

Superior's articles of incorporation have been amended from time to time since 1951. The most recent material amendments were the name change to "Superior Plus Inc." effective February 26, 2003, to reflect its expanded business operations, the amalgamation of Albchem Holdings Ltd. and related entities, effective October 1, 2003, and the amendment to increase the number of directors from a minimum of three and maximum of seven to a minimum of seven and a maximum of fifteen to accommodate the appointment of the former trustees of the Fund to Superior's Board in connection with the Governance Reorganization.

Inter-Corporate Relationships

The operations of Superior are conducted by three business divisions:

- the propane retailing business operating under the trade name Superior Propane (the "Propane Retailing Business" or "Superior Propane");
- the pulp chemicals business, operating under the trade name ERCO Worldwide (the "Pulp Chemicals Business" or "ERCO Worldwide"); and
- the natural gas retailing business, operating under the trade name Superior Energy Management (the "Natural Gas Retailing Business" or "Superior Energy Management").

The following is a list of the principal and other selected subsidiaries of Superior as of December 31, 2003:

Company	Jurisdiction	Percentage of Voting and Non-Voting Shares Owned, Controlled or Directed by Superior
ERCO Worldwide Holdings Inc.	Delaware	100%
ERCO Worldwide Inc.	Delaware	100%

The following diagram presents the simplified structure of the Fund.



Unitholders
Debentureholders
Superior Plus Income Fund
100% Shareholder Notes
100% Common Shares
Superior Plus Inc.
Divisions:
• Superior Propane
• ERCO Worldwide
• Superior Energy Management
100%
ERCO Worldwide Holdings Inc.
100%
ERCO Worldwide Inc.
US Subsidiaries

GENERAL DEVELOPMENT OF THE COMPANY AND THE FUND

Three Year History

Until 2002, Superior's operations consisted of the distribution of propane and related products and services Canada-wide. During 2002, Superior expanded its operations outside the Propane Retailing Business and divisionalized its operations. In June of 2002, Superior entered the Natural Gas Retailing Business, servicing commercial, light industrial and residential customers in the Ontario marketplace. An experienced management team was hired and initial gas sales commenced in the fourth quarter of 2002. (See Review of Superior's Operations – Superior Energy Management on page 27).

On December 19, 2002, Superior acquired the Pulp Chemicals Business of Sterling Chemicals, Inc. and certain of its subsidiaries for $584.5 million, on a debt free basis. The Fund financed a portion of this acquisition through the issuance from treasury of $250 million principal amount of Series 2 Debentures on December 17, 2002. The Pulp Chemicals Business now operates under the ERCO Worldwide trade name. (See Review of Superior's Operations – ERCO Worldwide on page 20).

On March 31, 2003, the Competition Bureau confirmed that it would not appeal the Federal Court of Appeal decision of January 31, 2003, regarding the Superior merger with ICG Propane Inc. ("ICG"),

bringing this litigation process to a favourable conclusion. The Federal Court of Appeal confirmed that the Competition Tribunal properly followed the direction of the Federal Court of Appeal and correctly applied the facts of the case to the law, permitting the Superior/ICG merger on the basis that the efficiency gains for the merger were greater than and offset the effects of the potential lessening of competition.

On May 8, 2003, Superior completed the internalization of its management (the "Internalization"). Previously, the management and administration of Superior and the Fund was conducted by Superior Capital Management Inc. (the "Manager") pursuant to a management agreement and administration and advisory agreement. The Manager made a substantial investment in 1998, when it acquired the rights under these agreements and provided extensive services to Superior pursuant to the terms of these agreements over the five year period leading up to the Internalization. Cash paid to the Manager in consideration for the termination by the Manager of its rights under these agreements, was re-invested for the issuance of 7,000,000 trust units and 3,500,000 trust unit purchase warrants with an exercise price of $20.00 per trust unit, representing a total value of approximately $138.8 million. In addition, Superior entered into employment agreements with each of the three senior executives formerly employed by the Manager that included long term retention incentives. In doing so, Superior and the Fund eliminated all further management and administrative fees effective January 1, 2003 and secured the internal ability to manage its business and affairs going forward.

On June 11, 2003, the Fund issued from treasury 4.5 million trust units at $20.90 per trust unit, for net proceeds of $88.9 million. The proceeds of the public offering were used to repay a portion of the debt incurred in connection with the acquisition of ERCO Worldwide.

On August 11, 2003, Superior agreed to purchase of all of the outstanding shares of Albchem Holdings Ltd. ("Albchem") for an aggregate purchase price of $122.8 million, on a debt free basis. Albchem was the owner and operator of two sodium chlorate production facilities in Bruderheim, Alberta and Hargrave, Manitoba, supplying its products to customers in North America as well as the Far East. The acquisition of Albchem closed on October 1, 2003 and increased ERCO Worldwide's annual sodium chlorate production capacity in North America from 460,000 to 580,000 metric tons, raising its share of estimated North American production capacity from 23% to 29%.

On August 28, 2003, the Fund issued from treasury 4.85 million trust units at $21.85 per trust unit for net proceeds of $100.2 million. The proceeds of the public offering were used to fund a portion of the Albchem acquisition.

On October 7, 2003, Superior completed the Governance Reorganization, improving the governance structure of the Fund and updating certain provisions of the constating documents of the Fund and Superior. The Internalization, by removing the position of the Manager and the rights associated therewith, resulted in certain structural changes to the Fund and Superior. The Governance Reorganization was designed to further modify and improve the governance structure of Superior and the Fund. The main elements of the Governance Reorganization were: i) consolidating the trustees of the Fund into the Board of Superior and appointing Computershare as trustee of the Fund; ii) providing Unitholders with the right to elect all members of the Board of Superior; and iii) delegating a broad range of responsibilities previously performed by the Manager and the trustees of the Fund to Superior and its Board. In addition, certain changes were made to the governing documents of the Fund and

Superior to reflect industry developments and legislative changes since the inception of the Fund in 1996.

On October 29, 2003, Superior closed a private placement offering of US $160 million senior secured notes, of which US $10 million mature October 29, 2013 (the "Series A Notes") and the remainder on October 29, 2015 (the "Series B Notes"). The Series A Notes have an 8-year average life with equal annual principal repayments commencing October 29, 2009. The Series B Notes have a 10-year average life with equal annual principal repayments commencing October 29, 2011. The Series A and Series B Notes have coupon rates of 6.13% and 6.62%, respectively. In conjunction with this offering, Superior swapped US $85 million of fixed interest rate obligation at an effective interest rate of banker's acceptance rates plus 1.7%, which at December 31, 2003 was approximately 4.3%. The net proceeds of this offering were used to repay the then remaining portion of the bank indebtedness associated with the acquisitions of ERCO Worldwide and Albchem.

The Company's strategy includes adding value to Unitholders by developing and executing sound business strategies in each of its businesses while further expanding and diversifying its business operations over time.

CAPITAL STRUCTURE

The following is a summary of the material attributes and characteristics of the securities of the Fund and Superior, including the trust units, special voting rights, Debentures, warrants, Common Shares, preferred shares and Shareholder Notes.

Trust Units and Declaration of Trust

The authorized capital of the Fund includes an unlimited number of trust units which may be issued pursuant to the Declaration of Trust. As at the date hereof 70,478,059 million trust units are issued and outstanding. The holders of trust units are entitled to vote at all meetings of Unitholders of trust units on the basis of one vote per trust unit. Holders of trust units are entitled to elect the directors of Superior and appoint the auditors of the Fund at each annual meeting of the Fund. Each trust unit is transferable and represents an equal fractional undivided beneficial interest in any distributions from the Fund whether of net income, net realized capital gains or other amounts, and in the net assets of the Fund in the event of termination or winding-up of the Fund. Currently, the Fund makes monthly cash distributions to its Unitholders. All trust units are of the same class with equal rights and privileges. Trust units are not subject to future calls or assessments. The Fund may create and issue additional trust units, rights, warrants, options or other securities to purchase, convert into or exchange into trust units, including without limitation, installment receipts or similar securities, debentures, notes or other evidences of indebtedness from time to time on terms and conditions acceptable to the Board of Superior.

Trust units are redeemable at any time at the option of the holder upon delivery to the Fund of the certificate or certificates representing such trust units accompanied by a duly completed and properly executed notice requesting redemption. Upon receipt of the redemption request the holder is entitled to receive a price per trust unit (the "Redemption Price") equal to the lesser of: i) 90% of the "market price" of the trust units on the principal market on which the trust units are quoted for trading during

the 10 trading day period commencing immediately after the date on which the trust units are surrendered for redemption; and ii) the "closing market price" on the principal market on which the trust units are quoted for trading on the date the trust units are surrendered for redemption. For the purposes of the Declaration of Trust "market price" generally means the amount equal to the simple average of closing prices of the trust units on the Toronto Stock Exchange for each of the trading days on which there was a closing price and "closing market price" generally means the closing price of the trust units on the Toronto Stock Exchange if there was a trade on that date.

The aggregate redemption price payable by the Fund in respect of any trust units surrendered for redemption in any calendar month shall be satisfied by way of cash payment on the last day of the following month. Holders of trust units are not entitled to cash on redemption if the total amount payable in the month by the Fund pursuant to redemptions exceeds $100,000, provided that Superior may waive such limitation in respect of a particular month. If the value of redemptions exceeds $100,000 the Fund shall satisfy its obligation to pay the Redemption Price by issuing promissory notes to the Holders which have terms substantially similar to the Shareholder Notes.

Although the redemption right described above is available to Unitholders, the primary mechanism for Unitholders to dispose of their investment in the Fund is the sale of trust units. The promissory notes which may be distributed to Unitholders in connection with a redemption will not be listed on any stock exchange and such promissory notes may be subject to resale restrictions under applicable securities law.

The Declaration of Trust restricts the Trustee from implementing any of the following fundamental changes without first obtaining approval of 66 2/3% of the Unitholders that vote on a resolution approving such action: i) a sale of all or substantially all of the assets of the Fund or Superior (other than an internal reorganization), ii) an amalgamation or arrangement involving Superior (other than an internal reorganization), iii) material amendments to the Shareholder Notes or note indentures or other documents governing the Shareholder Notes, iv) material amendments to the articles of Superior to change the authorized share capital or amend the rights of any class of Superior's shares which may be prejudicial to the Fund, v) authorizing the trustee under the Note Indenture to take any steps or actions with respect to an event of default under any Shareholder Notes, or vi) terminating the Administration Agreement prior to its expiry. In addition, the Trustee cannot appoint, elect or remove, as the case may be, the directors or auditors of Superior without the approval of a majority of Unitholders that vote on a resolution approving such action. Finally, the Trustee cannot, without the approval of the Board of Superior: i) sell or transfer securities of the Fund, including Common Shares and Shareholder Notes; ii) amend or alter the Shareholder Notes or the Note Indentures governing the Shareholder Notes; iii) issue any securities of the Fund; iv) acquire or invest in securities of other entities, including bodies corporate, partnerships or trusts; v) borrow funds or incur other indebtedness; vi) amend the articles of Superior; or vii) dispose of any of the assets of the Fund.

The Declaration of Trust provides that at no time may more than one half of the outstanding trust units be held by non-residents of Canada ("non-residents") within the meaning of the *Income Tax Act* (Canada) (the "Tax Act") nor shall the Fund be maintained primarily for the benefit of non-residents. The Fund's current foreign ownership levels are estimated to be significantly lower than 49%. Should Superior become aware that the beneficial owners of 49% or more of the trust units are non-residents or that such a situation is imminent and the Board determines, in its sole discretion, acting upon the

advice of counsel, that such steps are necessary for the Fund to maintain its status as a "mutual fund trust" under the Tax Act, or that it is otherwise in the interest of the Fund, Superior may require the Trustee to refuse to accept a subscription for trust units or register a transfer of trust units unless the person to receive such trust units provides a declaration that they are not a non-resident or take such other action as the Board determines is appropriate in the circumstances. If Superior determines that a majority of trust units are beneficially owned by non-residents and the Board determines, in its sole discretion, acting upon the advice of counsel, that such steps are necessary for the Fund to maintain its status as a mutual fund trust under the Tax Act, or that it is otherwise in the interest of the Fund, Superior may require the Trustee to send a notice to registered holders of trust units which are beneficially owned by non-residents, chosen in inverse order to the order of acquisition or registration (or in such other manner as Superior may consider equitable and practicable), requiring them to sell their trust units or a portion thereof within a period of not less than 60 days. If such Unitholders do not sell the indicated trust units the Company may require the Trustee, on behalf of such registered holder(s) to sell such trust units, and in the interim, suspend the voting and distribution rights attached to such trust units. Non-residents are not entitled to vote on any resolution to amend this section of the Declaration of Trust.

The Declaration of Trust also provides that if an offer is made for trust units which is a take-over bid for trust units within the meaning of the *Securities Act* (Alberta) and not less than 90% of the trust units (other than trust units held at the date of the take-over bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the trust units held by the holders of trust units who did not accept the offer on the terms offered by the offeror.

The Declaration of Trust also provides for, among other things, the calling of meetings of Unitholders, the conduct of business thereat, notice provisions, the appointment and removal of the Trustee of the Fund and the form of trust unit certificates. The Declaration of Trust also provides that no Unitholder shall be personally liable to any person in connection with the Fund and the activities of the Fund and all claims against the Fund shall be satisfied out of the assets of the Fund.

Debentures

The Fund has two separate series of Debentures.

Series 1 Debentures

The Series 1 Debentures were issued pursuant to a trust indenture between the Fund and Computershare, as trustee (the "Debenture Trustee") dated March 7, 2001, which was amended by a supplemental indenture dated December 17, 2002 (collectively, the "Indenture"). The Series 1 Debentures are limited in aggregate principal amount to $100,000,000 but the Fund can issue additional debentures under the Indenture from time to time. Currently there is approximately $20.7 million aggregate principal amount of Series 1 Debentures issued and outstanding.

The Series 1 Debentures are fully registered, issuable in denominations of $1,000 principal amount and bear interest at a rate of 8% per annum, which is payable semi-annually in arrears on January 31 and July 31 in each year. The Series 1 Debentures mature on July 31, 2007.

The Series 1 Debentures are convertible at the holder's option into fully paid and non-assessable trust units of the Fund at any time prior to the close of business on July 31, 2007 and the business day immediately prior to a date specified by the Fund for redemption of the Series 1 Debentures at a conversion price of $16.00 per trust unit, being a conversion rate of 62.5 trust units for each $1,000 principal amount of Series 1 Debentures.

The Series 1 Debentures were not redeemable by the Fund on or before February 1, 2004. Thereafter the Debentures are redeemable prior to February 1, 2006 in whole or in part from time to time at the option of the Fund on not more than 60 days and not less than 30 days notice at a price equal to the principal amount thereof plus accrued and unpaid interest provided the weighted average trading price of the trust units for the 20 consecutive days ending on the fifth trading day prior to the notice of redemption ("current market price") is at least 125% of the conversion price. On or after February 1, 2006, the Series 1 Debentures are redeemable prior to maturity in whole or in part from time to time at the option of the Fund on not more than 60 days and not less than 30 days prior notice at a price equal to the principal amount thereof plus accrued and unpaid interest.

Series 2 Debentures

The Series 2 Debentures were issued pursuant to the Indenture. The Series 2 Debentures authorized for issuance are unlimited; however, only $250,000,000 aggregate principal amount of Series 2 Debentures have been issued. Currently there is approximately $193.5 million aggregate principal amount of Series 2 Debentures issued and outstanding.

The Series 2 Debentures are issuable in denominations of $1,000 principal amount and bear interest at a rate of 8% per annum, which is payable semi-annually in arrears on May 1 and November 1 in each year. The Series 2 Debentures had an initial maturity date of May 1, 2003 which was extended when Superior completed the acquisition of ERCO Worldwide to November 1, 2008.

The Series 2 Debentures are convertible at the holder's option into fully paid and non-assessable trust units of the Fund at any time prior to the close of business on November 1, 2008 and the business day immediately prior to a date specified by the Fund for redemption of the Series 2 Debentures at a conversion price of $20.00 per trust unit, being a conversion rate of 50 trust units for each $1,000 principal amount of Series 2 Debentures.

The Series 2 Debentures are not redeemable by the Fund on or before November 1, 2005. Thereafter, the Debentures are redeemable prior to February 1, 2007 in whole or in part from time to time at the option of the Fund on not more than 60 days and not less than 30 days notice at a price equal to the principal amount thereof plus accrued and unpaid interest provided the current market price on the day preceding the notice of redemption is at least 125% of the conversion price. On or after November 1, 2007, the Series 2 Debentures are redeemable prior to maturity in whole or in part from time to time at the option of the Fund on not more than 60 days and not less than 30 days prior notice at a price equal to the principal amount thereof plus accrued and unpaid interest.

General Terms

Both the Series 1 Debentures and the Series 2 Debentures have the following general terms:

The Fund will, on redemption or maturity of the Debentures, repay the indebtedness represented by the Debentures by paying the Debenture Trustee an amount equal to the principal amount of the outstanding Debentures, together with accrued and unpaid interest thereon. The Fund has the option, on not more than 60 and not less than 30 days prior notice and subject to regulatory approval, to satisfy its obligation to repay the principal amount of the Debentures which are to be redeemed or have matured, by issuing trust units to holders thereof. The number of trust units to be issued will be determined by dividing the aggregate principal amount to be redeemed or which have matured by 95% of the current market price of the Debentures on the date fixed for redemption or maturity, as the case may be.

The payment of the principal of, and interest on, the Debentures is subordinated in right of payment to the prior payment in full of all Senior Indebtedness and indebtedness to trade creditors of the Fund. "Senior Indebtedness" in this context means the principal of and premium, if any, and interest on and other amounts in respect of all indebtedness of the Fund, other than indebtedness evidenced by the Debentures and all other existing or future indebtedness or other instruments of the Fund which, by the terms of the instrument creating or evidencing the indebtedness, is expressed to be *pari passu* with, or subordinate in right of payment to the Debentures.

The Indenture provides that an event of default ("Event of Default") in respect of the Debentures will occur if any one or more of the following described events has occurred and is continuing with respect to the Debentures: (i) failure for 15 days to pay interest on the Debentures when due; (ii) failure to pay principal or premium, if any, on the Debentures, whether at maturity, upon redemption, by declaration or otherwise; or (iii) certain events of bankruptcy, insolvency or reorganization of the Fund under bankruptcy or insolvency laws. If an Event of Default has occurred and is continuing, the Debenture Trustee may, in its discretion, and shall, upon request of holders of not less than 25% in principal amount of the Debentures, declare the principal of and interest on all outstanding Debentures to be immediately due and payable.

Upon the occurrence of a change of control of the Fund involving the acquisition of voting control or direction over 66 2/3% or more of the trust units of the Fund (a "Change of Control"), each Debentureholder may require the Fund to purchase, on the date which is 30 days following the giving of notice of the Change of Control (the "Put Date"), the whole or any part of such holder's Debentures at a price equal to 101% of the principal amount thereof (the "Put Price") plus accrued and unpaid interest to the Put Date. If 90% or more in aggregate principal amount of the Debentures outstanding on the date of the giving of notice of the Change of Control have been tendered for purchase on the Put Date, the Fund will have the right to redeem all the remaining Debentures on such date at the Put Price, together with accrued and unpaid interest to such date. Notice of such redemption must be given to the Debenture Trustee prior to the Put Date and as soon as possible thereafter, by the Debenture Trustee, to the holders of the Debentures not tendered for purchase.

The Indenture provides that if an offer is made for Debentures which is a take-over bid for Debentures within the meaning of the *Securities Act* (Alberta) and not less than 90% of the Debentures (other than Debentures held at the date of the take-over bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Debentures held by the holders of Debentures who did not accept the offer on the terms offered by the offeror.

The rights of the holders of the Debentures as well as any other series of debentures that may be issued under the Indenture may be modified in accordance with the terms of the Indenture. For that purpose, among others, the Indenture contains certain provisions which make binding on all Debentureholders resolutions passed at meetings of Debentureholders by holders of not less than 66 2/3% of the principal amount of the Debentures voted at the meeting, or rendered by instruments in writing signed by the holders of not less than 66 2/3% of the principal amount of the Debentures. In certain cases, the modification will, instead or in addition, require assent by the holders of the required percentage of Debentures of each particularly affected series.

The Indenture also provides that if the Debenture Trustee becomes aware that the beneficial owners of 49% of the trust units then outstanding are or may be non-residents, it can make a public announcement thereof and shall not register a transfer of Debentures to a person unless the person provides a declaration that they are not a non-resident. If the Debenture Trustee determines that a majority of the trust units are held by non-residents, the Debenture Trustee may send a notice to non-resident Debentureholders chosen in inverse order to the order of acquisition or registration or in such other manner the Debenture Trustee may consider equitable and practicable, requiring them to sell their Debentures or a portion thereof within a specified period of not less than 60 days and if such Debentureholders do not comply within the specified time period, the Debenture Trustee may sell such Debentures and in the interim shall suspend the rights attached to such Debentures.

Special Voting Rights

The Declaration of Trust provides that the Fund is authorized to issue an unlimited number of special voting rights ("Special Voting Rights") in connection with or in relation to an issuance of securities that carry a right to convert or exchange into trust units of the Fund for no additional consideration ("Exchangeable Securities"). The Special Voting Rights shall not be entitled to any interest or share in the distributions or net assets of the Fund. Special Voting Rights may be issued in series and shall only be issued in connection with Exchangeable Securities on such terms as may be determined by the Board of Superior. Each Special Voting Right entitles the holder thereof to the number of votes at meetings of Unitholders equal to the number of trust units into which the associated Exchangeable Securities are exchangeable or convertible. Holders of Special Voting Rights are not entitled to distributions of the Fund and do not have any beneficial interest in the assets of the Fund on termination or winding up of the Fund.

Warrants

The Fund entered into a warrant indenture with CIBC Mellon Trust Company dated May 8, 2003 (the "Warrant Indenture") in connection with the Internalization on May 8, 2003. Pursuant to the terms of the Warrant Indenture, the Fund is authorized to issue up to 3,500,000 share purchase warrants (the "Warrants") and, as of the date hereof, there are 3,500,000 Warrants issued and outstanding. Each Warrant entitles the holder thereof to acquire one trust unit upon exercise thereof and payment of $20.00 (the "Exercise Price"), subject to adjustment as contemplated below, for a period of 5 years from the date of issuance. The Warrants are not listed on any stock exchange. Holders of Warrants do not have any rights as Unitholders of the Fund, including the right to vote at meetings of Unitholders of the Fund or receive distributions of the Fund. The Warrant Indenture contains customary anti-dilution provisions which will provide adjustments to the number of trust units issuable upon exercise of the Warrants and the Exercise Price in certain circumstances, including where the Fund has made certain changes to its issued capital.

Common Shares and Preferred Shares of Superior

All of the issued and outstanding securities of Superior are held by the Fund. Superior is authorized to issue an unlimited number of Class A Common Shares and Class B Common Shares and an unlimited number of preferred shares. Currently there are 22.9 million Class A Shares, 22.9 million Class B Shares and no preferred shares issued and outstanding.

The holders of Common Shares are entitled to vote at meetings of shareholders of Superior on the basis of one vote per Common Share and are entitled to such dividends as the directors of Superior in their sole discretion may determine from time to time. In addition, the holders of Common Shares are entitled to receive the remaining property of Superior on liquidation or winding up on a pro rata basis.

Shareholder Notes

Superior is also authorized to issue an unlimited amount of Shareholder Notes pursuant to the Note Indenture. Currently there is approximately $1.053 billion aggregate principal amount of Notes issued and outstanding, all registered in the name of the Fund. The Notes bear interest at a weighted average rate of 13.31% and mature on October 1, 2026. Each holder of Notes is entitled to one vote with respect to each $25 principal amount of Shareholder Notes at meetings of holders of Shareholder Notes. The Notes may be resold, distributed or transferred by the holder at any time prior to maturity date, subject to the approval of the Superior Board. Depending on certain conditions and assuming Superior is not in default under the Note Indenture, Superior may elect to satisfy its obligation to repay the principal amount of the Shareholder Notes on maturity by the issue and delivery of Common Shares having a fair market value (as reasonably determined by the Board of Superior) equal to the aggregate outstanding principal amount of the Shareholder Notes. Payment of the principal of and interest on the Shareholder Notes is subordinated in right of payment to the prior payment in full of the principal of and accrued and unpaid interest on and all other amounts owing in respect of all senior indebtedness of Superior. Senior indebtedness in this context means all indebtedness and liabilities of Superior which, by the terms of the instrument creating or evidencing the same, are expressed to rank in right of payment in priority to the indebtedness evidenced by the Shareholder Notes.

Ratings

Credit Ratings

Credit ratings are intended to provide banks and capital market participants with a framework for comparing the credit quality of securities and are not a recommendation to buy, sell or hold securities. Disruptions in the banking and capital markets not specifically related to Superior may affect Superior's ability to access these funding sources or cause an increase in the return required by investors. Credit rating agencies consider quantitative and qualitative factors when assigning a rating to an individual company. Credit ratings should be evaluated independently and are subject to revision or withdrawal at any time by the assigning rating agency. Superior's credit ratings at December 31, 2003 were as follows:

	Dominion Bond Rating Service Limited ("DBRS")	**Standard & Poor's**
Senior secured credit rating	BBB (low) \ Stable outlook	BBB – \ Stable outlook
Senior unsecured credit rating	N/A	BB+ \ Stable outlook

Stability Rating

The stability rating on the Fund's trust units assigned by DBRS is currently STA-3 (middle). DBRS's stability ratings are designed to measure the volatility and sustainability of distributions per trust unit, in a scale ranging from STA-1 to STA-7, with STA-1 representing the highest possible. Each rating category is refined into further subcategories of high, middle, and low. Stability ratings are not directly related to debt ratings, as stability and sustainability are only two factors in a debt rating. DBRS's stability rating encompasses seven main factors: operating characteristics, asset quality, financial flexibility, diversification, size and market position, sponsorship/governance, and growth. DBRS stability ratings do not take such factors as pricing or stock market risk into consideration. A stability rating is not a recommendation to buy, sell or hold trust units and may be subject to revision or withdrawal at any time by the rating organization.

DIVIDENDS/CASH DISTRIBUTIONS

Dividend Policy of Superior

The Board of Superior adopted a policy to distribute monthly, by way of dividends or a return of capital on its Common Shares, substantially all of Superior's available cash remaining after satisfaction of any outstanding senior indebtedness obligations, interest obligations on the Shareholder Notes and other expense obligations, subject to applicable law and to Superior retaining such reasonable working capital and capital expenditure reserves as may be considered appropriate by the Board.

Cash Distributions of the Fund

The Fund distributes to Unitholders on a monthly basis, the amount of cash equal to the total interest income earned on the Shareholder Notes and dividends or returns of capital received on the Common Shares of Superior less distributions payable on the Debentures and any expenses or liabilities incurred by the Fund or amounts which may be paid in connection with any cash redemption of trust units. The Fund's policy is to distribute substantially all of its sustainable distributable cash flow to Unitholders. The Fund announced in March, 2004 that, going forward, it will discontinue its practice of paying any remaining undistributed cash flow in respect of a fiscal year in the following year as part of the Fund's March distribution. The "top-up" distribution has been eliminated in favour of paying out on a regular monthly basis, an increased proportion of expected annual sustainable distributable cash flow. This change in distribution practice is intended to increase the transparency of distributions paid to Unitholders, and is consistent with broader income fund distribution practices.

Superior's senior secured debt covenants include a restriction which would prohibit all distributions to the Fund if Superior's senior indebtedness (including amounts raised from the accounts receivable sales program) exceeds three times earnings before interest, taxes, depreciation and amortization for the last twelve month period as adjusted for the proforma effect of acquisitions and divestitures. As at December 31, 2003, this ratio was 2.0 to 1.0.

The table below sets forth the amount of cash distributions the Fund has paid on the trust units for the three most recently completed financial years.

Record Date	Payment Date	Distribution Per Trust unit	Annual Distribution Tax Year
Dec 31, 2003	Jan 15, 2004	0.175	**2003: $2.28**
Nov 30, 2003	Dec 15, 2003	0.175	
Oct 31, 2003	Nov 14, 2003	0.175	
Sep 30, 2003	Oct 15, 2003	0.175	
Aug 31, 2003	Sep 15, 2003	0.175	
Jul 31, 2003	Aug 15, 2003	0.175	
Jun 30, 2003	Jul 15, 2003	0.175	
May 31, 2003	Jun 13, 2003	0.175	
Apr 30, 2003	May 15, 2003	0.16	
Mar 31, 2003	Apr 15, 2003	0.40	
Feb 28, 2003	Mar 14, 2003	0.16	
Jan 31, 2003	Feb 14, 2003	0.16	
Dec 31, 2002	Jan 15, 2003	0.143	**2002: $1.988**
Nov 30, 2002	Dec 13, 2002	0.143	
Oct 31, 2002	Nov 15, 2002	0.143	
Sep 30, 2002	Oct 15, 2002	0.143	
Aug 31, 2002	Sep 13, 2002	0.143	
July 31, 2002	Aug 15, 2002	0.143	
Jun 30, 2002	Jul 15, 2002	0.43	
Mar 31, 2002	Apr 15, 2002	0.70	
Dec 31, 2001	Jan 15, 2002	0.40	**2001: $1.67**
Sep 30, 2001	Oct 15, 2001	0.35	
Jun 30, 2001	Jul 13, 2001	0.33	
Mar 31, 2001	Apr 12, 2001	0.59	

Taxation

The Fund is a unit trust for income tax purposes. As such, the Fund is only taxable on any taxable income not allocated to Unitholders.

SUPERIOR'S OPERATIONS

SUPERIOR PROPANE

Superior Propane is engaged primarily in the distribution and retail sale of propane, propane consuming appliances and related services. With approximately 1,800 employees, Superior Propane is a national retailer, delivering propane gas and providing related products and services to close to 300,000 customers across Canada since 1951. Total sales volumes represent approximately 50-55% of the total estimated Canadian propane retail market.

Superior Propane distributes propane from a network of approximately 153 locations comprised of 53 larger market centres and approximately 100 satellite and storage yards. Superior Propane has eight geographical market areas, which are managed by general managers. The general managers have direct responsibility for several market and satellite operations, customers, pricing, administration and

the overall profitability of their geographic business units. Superior's markets are typically located in a rural, industrial or commercial setting on two to five acres of land with propane storage tanks, a cylinder dock, surplus land to store a working supply of customer tanks and cylinders, truck parking, warehouse space for rental equipment, appliance, materials and supplies inventories, an office and an appliance show room. Satellite operations function as propane storage facilities and are strategically located to minimize distribution costs. Storage facilities close to customers enhance security of supply, particularly during peak winter demand periods when road conditions may be poor and can interrupt efficient distribution. The operating area is generally limited to a radius of 100 to 400 kilometers around branch or satellite locations, depending on the nature of the customer base and local road infrastructure. Under Superior Propane's business structure, each market maintains a local presence through a market office and teams are responsible for managing their local business and pursuing local opportunities. The market centres are supported by two call centres in Dartmouth, Nova Scotia and Laval, Quebec, equipped to assist customers with general inquiries, fuel orders, billing inquiries, service requests and credit and collection issues, on a 24 hour/7days a week basis.

Competitive Conditions

The retail propane industry in Canada is mature, representing less than 2% of Canada's total energy consumption. Propane competes with other energy sources such as natural gas, fuel oil, electricity and wood for traditional uses, and gasoline and other alternative fuels for transportation uses. In Canada, the cheapest source of heating fuel is predominately natural gas. Where natural gas is available, propane can be used as a portable fuel and as a standby fuel for peak period requirements for industrial applications. In areas where natural gas is not available, propane is an alternative due to its portability. Propane is generally less expensive than electricity but more expensive than fuel oil on a heat content basis depending upon regional market conditions. However, the cleanliness, versatility, and operating efficiencies of propane make it competitive with fuel oil for heating purposes.

Propane distribution is a local, relationship based business. Superior Propane competes with approximately 200 propane retailers across Canada.

End-use Applications

Superior Propane's primary business consists of selling propane and related products and services for use in commercial, industrial, residential, agricultural, and automotive applications.

Commercial/Industrial: Commercial customers use propane for various applications, including space heating, water heating, refrigeration, and the operation of laundries and stationary engines. In certain geographic markets growth opportunities exist in converting more expensive electrical heating systems to propane, and in marketing to the commercial cooking business. Industrial usage includes the general industrial, forklift truck, welding, resale agent, construction and roofing markets. The major industrial uses of propane include process heating and heat treatment for manufacturing, forestry, mining and fuel for internal combustion engines that drive oil pumpjacks in Western Canada. Commercial/industrial demand is generally tied to economic growth.

Residential: In this category, propane is consumed primarily in areas where natural gas is not readily available. It is used for space heating, water and pool heating, fireplaces, clothes drying and cooking

on ranges and barbecues. Residential consumption is sensitive to product cost and winter weather conditions.

Agricultural: In the agricultural market, propane is used for heating, pig and poultry brooding, grain drying and tobacco curing, greenhouse operations and weed burning. The agricultural business is extremely competitive, particularly as natural gas availability expands in rural markets. Propane demand for crop drying is a function of weather conditions and crop values.

Automotive: In the automotive market, propane is used as a transportation fuel, particularly for public and private fleets and other large volume users. Engine technology has outpaced propane conversion technology, limiting the ability to convert new vehicles to propane. Propane vehicle emissions are low in greenhouse gas emissions and other pollutants that contribute to ground level ozone and respiratory health problems. Auto propane has the potential to make a significant contribution to Canada's greenhouse gas emission performance. However, the demand is expected to continue to decline in the medium term at an estimated rate of 15 to 20 percent per year, although original equipment vehicle manufacturers have begun to re-introduce propane vehicle offerings.

Sales Volumes and Gross Profit

A detailed analysis of sales volumes and gross profit is provided on pages 19 to 20 of the Management's Discussion and Analysis contained in the Fund's 2003 Annual Report.

Supply and Storage

It is estimated that on an annual basis, approximately 11.0 billion litres of propane are produced in Canada of which about 4.3 billion litres are being consumed domestically and the balance is exported to the United States where it is consumed in the energy markets and as a petro-chemical feedstock in the manufacture of such products as ethylene, polypropylene, antifreeze, and rubbing alcohol. Propane is extracted from natural gas and crude oil. Extraction from natural gas occurs during gas processing operations at field plants or at large straddle plants located on the major natural gas trunk line systems. Extraction from crude oil occurs during the refining process. Approximately 87% of the propane produced in Canada is derived from natural gas processing and approximately 13% from crude oil refining. Superior's propane supply is currently purchased from 14 propane producers in Canada. Propane is purchased mainly under annual contracts and short term spot contracts with pricing arrangements based on industry posted prices at the time of delivery. Some of these arrangements provide for multiple points of delivery to Superior Propane. Superior Propane negotiates with suppliers to purchase from the locations where the propane is required in order to effectively satisfy Superior Propane's ongoing demand requirements. Also, some of Superior Propane's term supply contracts provide it with the ongoing option to increase or decrease its monthly volume of supply and thereby provide flexibility to meet fluctuating demand requirements.

Propane supply from Superior Propane's various suppliers has, historically, been readily available because of the substantial surplus of propane in Canada and the relationship Superior Propane typically enjoys with its principal suppliers.

Superior Propane's supply contract year ends March 31, 2004. The estimated percentage of Superior Propane's annual propane requirement supplied by the major suppliers is as follows:

Name of Supplier:	% of Annual Propane Requirement for Contract Year Ended	
	March 31, 2004	March 31, 2005
BP Canada Energy Resources Company ("BP Canada") [(1)]	23%	24%
Conoco Canada Limited	20%	17%
Shell Canada Limited	18%	17%
Keyspan Energy Canada	14%	15%
	75%	73%
10 other producer/suppliers [(2)]	25%	27%
	100%	100%

Notes:

(1) BP Canada is the single largest propane producer in Canada and has supplied Superior Propane for over ten years.

(2) No single other producer/supplier accounts for over 10%. The majority of these contracts are renewed annually.

Superior Propane leases underground propane storage capacity in Marysville, Michigan and at Fort Saskatchewan, Alberta. Superior Propane's Marysville storage capacity is 119 million litres of propane. This facility has been leased to 2006 and provides Superior Propane with a storage position in the eastern Canadian market so Superior Propane can maintain supply security and distribution capacity in periods of supply disruption and high demand in the winter season. The leases in the Fort Saskatchewan area are annual, evergreen renewing arrangements and provide for approximately 12 million litres of underground propane storage capacity.

Propane Transportation

Primary Distribution

Primary transportation is the delivery of propane from product supply points to Superior Propane's market and satellite locations or storage yards, and to certain large volume customers. Road cargo liners and pressurized railcars are the two primary transportation modes. The capacities of the cargo liners vary from 35,000 to 65,000 litres per trailer. Railcars carry approximately 115,000 litres per car.

In eastern Canada, approximately 74% of Superior Propane's primary transportation requirements are provided by road cargo liners and 26% by rail. ETI Energy Transportation ("ETI"), a division of Superior Propane, coordinates about 85% of Superior's primary road transportation requirements in this area, supplemented by two third party carriers. ETI operates 39 tractors and 70 trailers of varying load capacities and employs its own full-time and part-time seasonal non-union drivers to transport approximately 507 million litres of propane per year to the markets.

In western Canada, approximately 80% of Superior Propane's primary transportation requirements are provided by road cargo liners and 20% by rail. Superior Propane's primary road transportation requirements are provided by four common carriers, but principally Economy Carriers Limited ("Economy Carriers"). Economy Carriers fulfills approximately 52% of Superior Propane's road transportation requirements in this area and annually transports approximately 341 million litres of propane. Economy Carriers is responsible for providing the optimal number of tractors, trailers and

drivers to service Superior Propane's business requirements at competitive primary road transportation rates. Common carrier contracts are renewed annually.

Superior Propane's rail transportation requirements are provided by 264 leased railcars supplemented by approximately 40 to 130 (depending on seasonal requirements) railcars provided by propane suppliers in conjunction with their propane supply contract obligations to Superior Propane. The terms of railcar lease agreements range from one to five years. Superior Propane transports approximately 340 million litres of propane each year by railcar.

Secondary Distribution

Secondary distribution is the delivery of propane from Superior Propane's markets to its customers. Superior Propane owns and operates its own fleet of trucks to transport approximately 1.6 billion litres of propane annually directly to its customers. This propane is delivered in bulk and in pressurized cylinders. Superior Propane employs drivers on a full-time basis as well as part-time and seasonal drivers who assist with deliveries during the peak winter demand periods. It has 387 pressurized bulk delivery trucks that vary in load capacity from 11,000 litres to 27,000 litres and 106 cylinder trucks with boxes that vary in length from 12 feet to 26 feet of capacity. It also owns and operates 26 tractors and 62 pressurized trailers, which have capacities ranging from 33,500 litres to 59,400 litres for secondary distribution use. Additionally, it owns and operates 60 crane trucks and 319 service vehicles.

Propane Pricing

Pricing to customers is primarily based on a margin above product and transportation costs. There are minor delays that affect retail margins as price changes from producers cannot be immediately passed through to customers. When the wholesale price of propane increases, the retail gross margins tend to erode in the short term as it takes more time to pass on all of the price increases to the customers. Conversely, when wholesale prices decrease, retail gross margins and profitability tend to increase.

Increases or decreases in retail prices can have an immediate and direct impact on competitors and customer demand. Propane margins vary between end use applications and geographic segments. Customer pricing is managed at both the regional and local market level and reflects local marketplace and alternate fuel cost conditions. Factors contributing to the consumer's buying decision include: reliability of supply, long-term availability, price, fuel quality, convenience, portability, storage requirements, available space, capital cost, equipment efficiency, and the supplier's local presence and service reputation in the community.

Environmental, Safety and Regulatory

Safety, regulatory compliance and proactive safety practices are important aspects of Superior Propane's business. The storage and transfer of propane has limited impact on the environment as there is no impact to soil or water when propane is released, because it disperses into the atmosphere.

Superior Propane has technical, customer and fleet support representatives operating in each region of the country. They are responsible for providing market area personnel with emergency response services, inspections, advice and training to ensure that facilities and equipment are maintained and operated safely and are in compliance with corporate and regulatory standards. They also provide support to the field locations as needed in the design, construction and inspection of large scale customer installations.

Trademarks, Trade Names and Service Marks

The Company owns all the right, title and interest in the "Superior Propane" ("Superieur" in French) trade name, related design and other trademarks, registered or acquired at various times over the years and relating to specific programs or services provided by Superior or to marketing activities of Superior. With respect to its primary transportation, Superior also owns the right, title and interest in the "ETI Energy Transportation" trade name design and related trademarks.

Superior's trademarks are significant as they provide the Company with ownership of the names, designs and logos associated with its business which are recognizable to the public and useful in developing and maintaining brand loyalty. The duration of each of the trademarks is 15 years from the date they were first registered subject to renewals for further 15-year periods.

Employee and Labour Relations

As of December 31, 2003, Superior Propane had 1,597 regular and 246 part-time employees. Approximately 370 of its employees are unionized through provincial or regional certifications in British Columbia/Yukon, Manitoba, Ontario and Quebec. There are seven union agreements, with expiry dates ranging from February 28, 2003 to June 30, 2006. Collective bargaining agreements, including those that may have expired, are renegotiated in the normal course of business.

Capital Expenditures

Capital expenditures for Superior Propane for the past five years were as follows:

	Years ended December 31				
(millions of dollars)	**2003**	**2002**	**2001**	**2000**	**1999**
Maintenance capital	6.5	5.4	5.4	10.4	14.3
Proceeds on dispositions	(3.0)	(2.4)	(1.3)	(3.3)	(6.8)
Maintenance capital expenditures, net	**3.5**	**3.0**	**4.1**	**7.1**	**7.5**
Other capital expenditures	0.7	1.6	4.7	–	–
Other capital proceeds	(1.0)	(6.7)	2.6	–	(0.3)
Other capital (proceeds)/expenditures, net	(0.3)	(5.1)	2.1	–	(0.3)
	3.2	(1.6)	6.2	7.1	7.2

ERCO WORLDWIDE

ERCO Worldwide is a leading provider of chemicals and technology for the pulp and paper and water treatment industries. ERCO Worldwide is one of only two businesses worldwide that offers precursor chemicals, chlorine dioxide generators and related technology and services to the pulp and paper industries. By providing generator technology and services in addition to chemicals, ERCO Worldwide is able to establish strong, long-term relationships with customers.

ERCO Worldwide is one of the world's largest producers of sodium chlorate, which is used primarily in the generation of chlorine dioxide for the bleaching of wood pulp. In October of 2003, ERCO acquired all of the shares of Albchem, making ERCO the largest producer of sodium chlorate in North America. ERCO also has the world's largest installed base of modern chlorine dioxide generators and related technology for the pulp and paper industry, representing approximately two-thirds of modern generators worldwide, and is a leader in developing new generators and technology for water treatment markets. With the start-up of additional sodium chlorite capacity in Thunder Bay, Ontario in June 2003, ERCO has become the world's largest producer of sodium chlorite, an antimicrobial agent increasingly being used as an environmentally preferable disinfectant for municipal water treatment, industrial water treatment and as a biocide/disinfectant. ERCO Worldwide also produces chlor alkali products including high grade caustic soda, hydrochloric acid and chlorine which are used in various industrial applications as well as calcium hypochlorite which is used as a sanitizing agent in swimming pools. In addition, ERCO Worldwide generates royalty revenue from its technology, which is protected by over 250 patents.

Headquartered in Toronto, Ontario, ERCO Worldwide operates a total of eight sodium chlorate plants located in Vancouver, British Columbia; Grande Prairie, Alberta; Bruderheim, Alberta; Saskatoon, Saskatchewan; Hargrave, Manitoba; Thunder Bay, Ontario; Buckingham, Quebec; and Valdosta, Georgia.

Business Description

ERCO Worldwide is a major supplier to two distinct market segments: pulp and paper and other chemicals. The pulp and paper business segment, which represented approximately 86% of ERCO's total revenue for the year ended December 31, 2003 has two principal sources of revenue: sodium

chlorate and technology related sales. Other chemicals, which represented approximately 14% of total revenue for the year ended December 31, 2003, has three principal sources: chlor alkali products, calcium hypochlorite, and sodium chlorite. Operating cash flow for the two major business segments are similar in proportion to revenues.

Sodium Chlorate

Sodium chlorate is an inorganic chemical that is primarily used as a feedstock in the production of chlorine dioxide for the bleaching of wood pulp. The use of chlorine dioxide as a bleaching agent has significant environmental advantages relative to the use of elemental chlorine. The primary end products of the pulp include high quality office and coated papers. Approximately 99% of all sodium chlorate produced in the world is used in the manufacture of pulp and paper. Other uses of sodium chlorate include metal treating, mining, textile bleaching, and de-inking of recycled papers. ERCO Worldwide produces sodium chlorate at eight plant locations.

As outlined in the flow diagram below, the process of manufacturing sodium chlorate starts with the major raw material, sodium chloride (salt), which can be purchased as rock, solar or evaporated salt. The salt is then mixed with water and converted into purified brine, which enters a reactor where electrical energy converts the sodium chloride to sodium chlorate. The sodium chlorate is then removed from the mixture through crystallization. These crystals are washed and dried prior to being transferred to a loading hopper. The dry, high purity sodium chlorate crystals are then loaded into railcars or trucks for shipment to customers. Electricity and salt are the major cost components to produce sodium chlorate.


Hydrogen
Treatment Chemicals
Heat
Scrubbers
Water
Hydrogen
Salt
Brine Preparation
Electrolysis
Crystalization Process
Water
Waste
Electrical Energy
Railcars Transport Truck

With the acquisition of Albchem in October of 2003, ERCO Worldwide became the largest producer of sodium chlorate in North America with capacity of approximately 580,000 metric tonnes per annum, which represents approximately 29% of estimated capacity in North America. The three largest producers of sodium chlorate in North America comprise approximately 76% of estimated capacity in North America.

Chlorine Dioxide Generators

ERCO Worldwide is the largest worldwide supplier of modern chlorine dioxide generators and related technology and services for use in pulp mills to convert sodium chlorate into chlorine dioxide, with an installed base of roughly two-thirds of the modern chlorine dioxide generators used in the pulp and paper industry worldwide. These generators, which are sold under the ERCO™ brand name, are specifically designed and engineered for pulp mills to meet their specific needs for size, technology, pulping conditions and desired whiteness and strength of the final bleached product. ERCO Worldwide provides engineering, design, equipment specification, equipment procurement, on-site technical assistance, operator training and plant start-up services. The business also provides ongoing technical support and services, spare parts and licenses its technology to customers. ERCO Worldwide maintains a team of approximately 25 employees with the special technical skills required to support this business. Each mill that uses chlorine dioxide as a bleaching agent requires at least one chlorine dioxide generator. Revenues from the sale of generators is received as the generators are constructed at customer sites, as well as from royalty payments generally received over a ten-year period based on the amount of chlorine dioxide produced by the generator.

ERCO Worldwide has developed two new technologies that represent growth opportunities. The first is ERCO Smarts™ (patent protection applied for), a new software and service package that significantly improves the operating efficiency of chlorine dioxide generators. This technology was successfully deployed in 2003 with three customers and currently, several other mills are showing interest. The second recent technology developed by the Pulp Chemicals Business is the ERCO R101® chlorine dioxide generator, currently ready for commercial sale. Introduced in 2001, the R101® is designed for the water treatment market, which is converting from elemental chlorine to chlorine dioxide and other technologies.

Chlor Alkali Products

ERCO Worldwide's chlor alkali operations are conducted at its Saskatoon facility. The chlor alkali operations produce three major products, namely: high grade sodium hydroxide ("caustic soda"), consumed internally and sold regionally as a premium product; hydrochloric acid, consumed internally and sold to the oil and gas service market; and chlorine, consumed internally and sold regionally for bleach manufacturing, mining and water treatment.

Sodium Chlorite

Sodium chlorite is an antimicrobial agent increasingly being used as an environmentally preferable disinfectant for municipal water treatment, industrial process and waste water treatment and as a biocide/disinfectant for food processing and sanitization applications. The primary feedstock for sodium chlorite is sodium chlorate. ERCO Worldwide currently produces sodium chlorite at its plant located in Buckingham, Quebec and at a new plant in Thunder Bay, Ontario, which began operations in June 2003.

Calcium Hypochlorite

Calcium hypochlorite, which is also produced at the Saskatoon facility, is sold under the 'Chloryte" trade name and is used primarily to disinfect swimming pools. The business has a ten-year sales and marketing agreement, expiring in 2006 with a third party distributor who is a leading distributor of products in the swimming pool industry in North America. The agreement provides that the third party distributor markets all of the calcium hypochlorite produced in the Saskatoon facility.

The following chart provides a detailed overview of the Pulp Chemicals Business:

Product & Production Capacity	Primary End Use	2003 Revenue by Product [(2)]	Distribution
Pulp and Paper			
Sodium Chlorate (580,000 MT[(1)]/year)	Production of chlorine dioxide, which is used as a bleaching agent in pulp mills	80%	Sold directly to pulp and paper mills under one to five-year supply contracts, most of which provide for a percentage of total mill requirements at market prices
Chlorine Dioxide Generators	Technology used in the pulp and paper industry to convert sodium chlorate into chlorine dioxide	6%	The licenses for this technology generally have a 10-year royalty fee structure.
Other Chemicals			
Sodium Chlorite (8,500 MT/year)	Production of chlorine dioxide for water treatment, food processing and the treatment of effluents for environment control	1%	Distributed pursuant to contractual arrangements with third party distributors.
Caustic Soda (37,000 MT/year) Chlorine (33,000 MT/year) Hydrochloric Acid (63,000 MT/year)	Production of the following products: membrane grade caustic soda; used in specialty applications; chlorine used for bleach manufacturing, mining and water treatment applications; and hydrochloric acid, sold to the oil and gas service market	9%	Distributed pursuant to contractual arrangements with third party distributors.
Calcium Hypochlorite (9,000 MT/year)	Used as a sanitizing agent to control bacteria and algae in swimming pools	4%	Marketed by a third party distributor pursuant to a sales and marketing agreement that extends until July 2006.

Notes:

(1) "MT" means metric tonnes.

(2) These percentages are based on the results of ERCO Worldwide for the year ended December 31, 2003.

Facilities Overview

ERCO Worldwide produces sodium chlorate at seven plant locations in Canada and one plant in the United States: Vancouver, British Columbia; Grande Prairie, Alberta; Bruderheim, Alberta; Saskatoon, Saskatchewan; Hargrave, Manitoba; Thunder Bay, Ontario; Buckingham, Quebec; and Valdosta, Georgia. The sodium chlorite facilities are located at Buckingham, Quebec and Thunder Bay, Ontario, and the calcium hypochlorite and chlor alkali facilities are located at Saskatoon, Saskatchewan. The Buckingham, Saskatoon, Bruderheim, Hargrave and Vancouver facilities are located on property owned by ERCO Worldwide, with the remaining facilities located on leased property under long-term arrangements.

The plants are located close to major rail terminals and customer sites to facilitate delivery of ERCO Worldwide's products to the relevant markets. The plants are also located near power generation facilities and long-term sources of salt which are the two most important raw materials for the Pulp Chemicals Business processes. While ERCO Worldwide can service any sodium chlorate customer from any of its facilities, its seven Canadian sodium chlorate facilities are dispersed across Canada. This allows ERCO Worldwide to adjust production levels among its plants in response to an increase or decrease in energy costs in any one region. This is valuable to the business as energy represents approximately 65% - 85% of the variable cost to produce its primary products. The addition of the former Albchem plants in Bruderheim and Hargrave increase ERCO's flexibility and ability to serve customers throughout North America and offshore.

Financial Information

Selected historical financial information for the Pulp Chemicals Business for the last five years is provided on page 16 of the Fund's 2003 Annual Report.

Capital Expenditures

ERCO Worldwide has low and predictable maintenance capital expenditure requirements, averaging $10 million annually representing an average 2.8% of its revenue over the past three fiscal years.

Capital expenditures other than maintenance capital requirements are incurred periodically for the construction of new facilities and for the periodic replacement of cell anodes and cathodes. At the beginning of 2002, ERCO Worldwide embarked on a five-year cell replacement program which is expected to cost approximately $20 million, of which approximately $7.9 million has been expended as of December 31, 2003. The replacement anodes and cathodes are expected to have an approximate 15 year economic life and provide improved operating efficiency and production. Other capital expenditures for 2003 were composed of $3.9 million spent on the cell replacement program and the $3.4 million spent on the Thunder Bay sodium chlorite plant.

Sales and Marketing

ERCO Worldwide's sales are conducted by its business managers, who are technical experts with an average of over 20 years experience in the chemical industry. They develop long-term relationships with clients through the provision of technical service and support. ERCO Worldwide sells sodium chlorate directly to pulp and paper mills under one to five-year supply contracts, most of which provide

for a percentage of total mill requirements at market prices. Due to the highly technical nature of ERCO's chlorine dioxide generator operations, a coordinated selling approach between its product sales and marketing team and its technical service and engineering groups is employed. Prospective customers are identified through a number of diverse channels, including mill visits by technical service engineers and inquiries from consulting engineering firms, marketing partners and pulp mills. The majority of ERCO Worldwide's other products are distributed by various third party distributors. ERCO's top ten customers account for approximately 59% of its revenues and the largest customer accounts for approximately 11% of its revenues.

An increasing portion of ERCO's sodium chlorate sales are into the growing Asia/Pacific market. This market is now following the North American practice of using chlorine dioxide to bleach paper and paper products and the region is expanding its bleached pulp production to meet the rapidly growing demand. With the acquisition of the facility in Bruderheim, Alberta, ERCO has more than doubled its export capacity and has increased it flexibility by being able to supply from two locations, Vancouver and Bruderheim.

Supply Arrangements

ERCO Worldwide uses three primary raw materials to produce its chemical products: electricity, salt and water. The business has long-term contracts or contracts that renew automatically with power producers in each of the jurisdictions in which its plants are located with the exception of the plants in Grande Prairie and Bruderheim, Alberta where power requirements are purchased at fixed rates for 2 to 13 year periods. (See Note 14(iii) to the Fund's Consolidated Financial Statements). These contracts generally provide the Pulp Chemicals Business with some portion of firm power and a portion that may be interrupted by the producer based on the terms of the various agreements. ERCO Worldwide can temporarily reduce its power consumption in a very short period of time at minimal cost, which allows it, in some jurisdictions, to reduce its overall power costs by selling ancillary services back to the power producer or to the power grid.

ERCO Worldwide purchases salt from third party suppliers to fulfill the requirements at most of its plants. The salt contracts are typically fixed price contracts with terms of one year or greater, often with automatic renewals. Bruderheim, Hargrave and the Saskatoon facilities are self-supplied, through solution mining on-site.

Transportation

ERCO Worldwide utilizes two primary modes of transportation to deliver the products to its markets: railcar and transport truck. Approximately 62% of the transportation requirements are provided by railcar, 28% by transport truck and the remaining 10% by pipeline and ocean vessel. ERCO Worldwide currently utilizes third party carriers to transport all of its products. Rail transportation requirements are provided by 719 leased railcars with lease terms ranging from one to seven years.

Competitive Conditions

ERCO Worldwide is one of four global sodium chlorate companies, competing with Eka Chemicals, Finnish Chemicals and Nexen Chemicals on a worldwide basis. ERCO Worldwide also competes with

a number of smaller regional producers. Of the global producers, Nexen Chemicals and Finnish Chemicals have a more limited product range and do not provide chlorine dioxide generators or related technology. ERCO Worldwide is the North American leader with 29% of estimated North American market capacity, and is second in the world with 21% of estimated worldwide capacity.

ERCO Worldwide also competes with various other chemical producers, such as Dow Chemicals, Pioneer, Arch Chemicals, Inc., PPG Industries and Vulcan, in the sale of its other chemical products.

Trademarks, Trade Names and Service Marks

ERCO Worldwide owns all the right, title and interest in the "ERCO Worldwide" ("ERCO Mondial" in French) trade name, the "ERCO" trademark and related design, and the other trademarks and patents registered or acquired at various times over the years relating to specific technology, products or services provided by ERCO Worldwide.

ERCO Worldwide's trademarks are significant as they provide ERCO Worldwide with ownership of the names, designs and logos associated with its business and technology and are well recognized internationally in the pulp and paper and the water treatment industries. The duration of each of the trademarks is between 10 and 15 years from the date of the first registration, subject to renewals for further 10 to 15 year periods, depending on the country of registration.

ERCO Worldwide currently has over 250 patents and patent applications worldwide protecting its proprietary chlorine dioxide, sodium chlorate and sodium chlorite technologies. The duration of each patent is between 15 and 20 years from the date the patent was first registered, depending on the country of registration.

Employee and Labour Relations

As of December 31, 2003, ERCO Worldwide had 420 employees of which approximately 165 (39%) are unionized. The three plants in Vancouver, Saskatoon and Buckingham are subject to collective bargaining agreements. These agreements expire on a staggered basis: the Buckingham agreement in 2008 and 2009; the Vancouver agreement in 2009; and the Saskatoon agreement in September 2004. Collective bargaining agreements are renegotiated in the normal course of business.

Environmental, Safety and Regulatory

ERCO Worldwide's operations involve the handling, production, transportation, treatment, and disposal of materials that are classified as hazardous and that are extensively regulated by environmental and health and safety laws, regulations and requirements. ERCO Worldwide strives to achieve an environmental and safety record that compares favourably with other businesses in the chemical industry. ERCO Worldwide has steadily reduced the number of safety and environmental incidents at all of its facilities, and has not had a material environmental or safety incident for over 11 years. ERCO Worldwide is a founding member of Responsible Care®, an initiative of the Canadian Chemical Producers Association, an association that promotes the safe and environmentally sound management of chemicals.

SUPERIOR ENERGY MANAGEMENT

The Natural Gas Retailing Business commenced operations in June of 2002, under the trade name Superior Energy Management ("SEM"). SEM is focused on providing sales of natural gas under fixed price, term contracts, predominantly to mid-sized commercial and industrial customers as well as the residential market in Ontario. SEM has also recently entered the commercial and light industrial market in Quebec. It is SEM's policy to procure fixed price gas for terms that match customer contracts, thereby substantially creating a fixed margin. The SEM office is located in Mississauga, Ontario, in close proximity to its principal markets in Southern Ontario and the Gaz Metropolitain franchise region in Quebec.

Competitive Conditions

The natural gas market in Ontario has been deregulated since 1986. Consumers are able to choose their natural gas supplier and to choose between various prices and terms. SEM supplies fixed price gas for specific terms to commercial, small industrial and residential customers throughout Ontario and will be supplying commercial and light industrial customers in Quebec. The market of supplying gas to customers is competitive, with a number of companies supplying different market sectors. The residential sector has approximately three suppliers, while commercial and industrial consumers have approximately nine suppliers. Each competitor offers different options relating to price, term and related services. Consumers also have the option of having their gas supply provided by their utility company. The utility's supply of gas is a variable price option that is adjusted on a quarterly basis and is subject to retroactive adjustments. Approximately 50% of natural gas consumers in Ontario are still supplied by utilities, which provides SEM with opportunities for customer growth. Natural gas competes favourably with other fuel sources, such as oil, electricity and propane. Natural gas enjoys both environmental and price advantages over other fuel options. However, since gas is delivered through pipeline systems, its availability is constrained by distribution system infrastructure.

Sales and Marketing

SEM commenced the supply of natural gas to customers on October 1, 2002. For the year-ended December 31, 2003, SEM supplied approximately 21 million Gigajoules of gas (2002 – 2 million Gigajoules) to 10,800 end use customers, the largest of which represents 10% of SEM's gross profit. SEM markets its gas supply service to consumers throughout Ontario and Quebec through an internal sales force and through contract sales agents. When a customer signs a supply contract with SEM, SEM registers the account with the utility company that delivers the gas to the customer. The gas supply contracts are typically from one to five years and are at a fixed price. At December 31, 2003, the weighted average customer contract life was 22 months.

Supply and Transportation

SEM provides natural gas to customers at fixed prices for fixed terms. The gas is transported through pipeline systems from the production area to the customer's location. SEM does not own any transportation pipelines and does not currently have any contract with transportation or utility companies relating to transportation. SEM does receive assignment of transportation capacity from the utility companies on behalf of each customer. This assignment of transportation capacity follows each

customer. Therefore, SEM does not have obligations of capacity or price beyond its customer supply obligations. SEM currently has five (2002: four) natural gas suppliers and contracts for gas for fixed term and price to match contractual customer requirements. SEM uses each of these suppliers to achieve diversification of its gas portfolio and to manage its volume and credit risk exposure. SEM's largest supplier represents 40% of its supply commitments at December 31, 2003. SEM's supply commitments for the next five years as of December 31, 2003, are detailed in Note 14(ii) of the Fund's Consolidated Financial Statements. SEM's practice is to negotiate its supply agreements with suppliers who have investment grade credit ratings. Currently, four of its five suppliers have such a credit rating. SEM continues to work to expand its natural gas supply counterparties.

Employee and Labour Relations

As of December 31, 2003, SEM has 16 full time and 7 part-time employees (2002: 9 full time, 1 part time). SEM also uses independent contract sales agents.

Environmental, Safety and Regulatory

SEM supplies natural gas commodity to end use customers. The natural gas commodity is transported through pipeline systems by pipeline and utility companies. These pipeline and utility companies are regulated by the National Energy Board and the Ontario Energy Board, and are required to maintain environmental and safety standards.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Reference is made to the information contained in the "Management's Discussion and Analysis" section on pages 17 through 34 of the Fund's 2003 Annual Report, which information is incorporated herein by reference.

Reference also is made to the Fund's Consolidated Financial Statements, Notes to Consolidated Financial Statements and the Auditors' Report, on pages 35 through 57 of the Fund's 2003 Annual Report, which information is incorporated herein by reference.

MARKET FOR SECURITIES

The Fund's trust units are listed for trading on The Toronto Stock Exchange (the "TSX") under the symbol SPF.UN. The Fund's Series 1 and Series 2 Debentures, trade on the TSX under the trading symbols SPF.DB and SPF.DB.A, respectively.

The following table summarizes the trading activities of the Fund's securities for the year ended December 31, 2003 on the TSX:

Trust units : SPF.un	High	Low	Volume
January	20.740	19.400	1,515,735
February	21.490	20.300	1,996,684
March	21.400	18.500	2,628,971
April	21.590	19.310	2,412,397
May	21.730	20.750	3,140,945
June	21.680	20.650	4,256,765
July	22.500	21.350	3,017,335
August	22.500	21.620	2,762,467
September	23.250	21.920	3,269,851
October	23.680	22.750	2,775,494
November	24.390	23.410	4,680,287
December	26.000	23.750	2,959,139
2003	**26.000**	**18.500**	**35,416,070**

Debentures, Series 1: SPF.db	High	Low	Volume
January	126.520	110.000	76,880
February	130.010	124.000	23,320
March	131.000	110.010	27,490
April	130.020	119.500	44,860
May	132.000	126.190	24,500
June	133.000	118.970	10,180
July	139.920	128.000	4,270
August	138.000	130.020	9,850
September	139.510	130.430	7,080
October	144.990	131.030	8,120
November	148.250	140.000	10,650
December	158.000	143.000	12,840
2003	**158.000**	**110.000**	**260,040**

Debentures, Series 2: SPF.db.a	High	Low	Volume
January	105.250	103.000	117,370
February	107.500	104.100	81,410
March	106.900	101.000	67,125
April	106.750	103.100	43,400
May	108.750	105.000	75,800
June	109.000	105.500	35,990
July	112.000	107.150	51,650
August	109.700	105.000	41,280
September	112.000	108.350	77,260
October	116.850	110.000	109,860
November	120.000	116.000	178,780
December	126.500	117.010	107,260
2003	**126.500**	**101.000**	**987,185**

ESCROWED SECURITIES

The number of securities of each class of the Fund held, to the best of the Fund's knowledge, in escrow, and the percentage that number represents of the outstanding securities of that class, are as follows:

Designation of Class	Number of Securities Held in Escrow	Percentage of Class
Trust Units	945,870[(1)]	1.3%

Note:

(1) The trust units in escrow were distributed to three senior executives of Superior pursuant to the Internalization on May 8, 2003. The escrow agent under the related escrow agreements is CIBC Mellon Trust Company of Canada. The escrow agreements are for a term of four years and provide that the trust units will be released from escrow at a rate of 25% of the original amount per year on the anniversary date of the Internalization.

DIRECTORS AND OFFICERS

The names, committee memberships, municipalities of residence, and principal occupations for the five preceding years of the directors and officers of the Company and the year each director first became a director are shown below. Other than Mr. Gish and Mr. Valentine who were appointed on October 7, 2003 and January 30, 2004, respectively, each current director was appointed by resolution in writing of the sole shareholder of Superior on April 24, 2002. With the Governance Reorganization on October 7, 2003, directors will be elected at the annual meeting of the Fund's Unitholders to serve until the next annual meeting or until a successor is elected or appointed. Unless otherwise indicated, each director and officer has been engaged for the past five years in the specified present principal occupations or in other executive capacities with the Company or firms referred to, or with affiliates, subsidiaries or predecessors thereof. In addition, unless otherwise indicated, each director listed below has been a director of the Company continuously since his initial appointment.

As of March 15, 2004, the directors and officers as a group owned, directly or indirectly 2,838,669 trust units of the Fund, representing approximately 4% of the Fund's outstanding trust units. The number of trust units of the Fund that each director beneficially owns, directly or indirectly, or exercises control or direction over, as of March 15, 2004, is included in the following table. The information as to the ownership or control or direction of trust units, not being within the knowledge of Superior, has been furnished by the directors individually.

Name and Municipality of Residence	Director Since	Number of Trust units	Principal Occupation
Grant D. Billing Calgary, Alberta	1994	1,242,917[(3)(4)]	Executive Chairman of Superior.
Robert J. Engbloom, Q.C.[(2)] Calgary, Alberta	1996	7,294	Partner, Macleod Dixon LLP (law firm).
Peter A.W. Green [(2)(5)] Campbellville, Ontario	1996	4,661	Chairman of The Frog Hollow Group Inc. (international business advisors) and Chairman of Patheon Inc. (global pharmaceutical company).

Allan G. Lennox [(2)] Calgary, Alberta	1996	15,220	Principal of AG Lennox & Associates (human resource consulting firm).
James S.A. MacDonald [(2)] Toronto, Ontario	2000 [(6)] (also, May 28/98 - Dec 11/98)	99,757 [(3)(4)]	Chairman and Managing Partner of Enterprise Capital Management Inc. ("ECMI")(investment management company).
Geoffrey N. Mackey Calgary, Alberta	2000 [(6)] (also, Oct 8/ 96 -Dec 8/98)	486,235 [(3)(4)]	President and Chief Executive Officer of Superior.
David P. Smith [(1)] Toronto, Ontario	1998	21,898 [(3)(4)]	Managing Partner of ECMI.
Norman R. Gish [(1)] Calgary, Alberta	2003 [(9)]	5,001 [(10)]	President, Gish Consulting Inc. (energy industry consulting firm) since April 1, 2001 and prior thereto, Chairman, President and CEO of Alliance Pipeline Limited (natural gas transportation company).
C. Peter Valentine [(1)] Calgary, Alberta	2004	Nil	Senior Advisor to the President & CEO of the Calgary Health Region (health care). Formerly Auditor General of Alberta from 1995-2002.

Notes:

(1) Member of Audit Committee. For disclosure on the Audit Committee see the Fund's Information Circular dated March 2, 2004.

(2) Member of Governance and Human Resources Committee.

(3) Messrs. Billing, MacDonald, Mackey and Smith also own 650,347, 52,076, 206,929 and 7,054 warrants, respectively, to acquire trust units of the Fund at an exercise price of $20.00 expiring on May 8, 2008.

(4) Messrs. Billing, MacDonald, Mackey and Smith are each either directors and/or officers of Superior Capital Management Inc., which is the administrator of the Superior Investment Trust which holds 1,019,009 trust units of the Fund. Messrs. Billing and Mackey also own approximately 35% of the outstanding units of the Superior Investment Trust.

(5) Mr. Green was appointed Lead Director of Superior on August 11, 2003. Mr. Green has been appointed as a director and officer of companies that have financial difficulties to assist such companies with financial restructuring, proposals or compromise arrangements. In this capacity, Mr. Green was appointed a director of Phillip Services Corp. which made a proposal under chapter 11 of the U.S. Bankruptcy Code and the *Companies Creditors' Arrangement Act* (Canada) in 1999 and briefly became the Chairman and C.E.O. of Norigen Inc. which went into receivership in August, 2001.

(6) Director of ICG for the duration of the Hold-Separate Order of the Competition Bureau which required Superior to keep ICG's operations separate from its own. ICG was amalgamated with Superior effective September 30, 2000.

(7) The directors of Superior hold an aggregate of 633,334 options to acquire trust units.

(8) The Corporation does not have an Executive Committee.

(9) Mr. Gish served as a trustee of the Fund from September 2000 to October 2003 and as Chairman of ICG from December 1998 to September 2000.

(10) Mr. Gish also owns $53,000 principal amount of the Series 2 Convertible Debentures of the Fund.

Officers who are not Directors

Name and Municipality of Residence	Principal Occupation
W. Mark Schweitzer Calgary, Alberta	Executive Vice-President, Corporate Development and Chief Financial Officer
Derren J. Newell Calgary, Alberta	Vice-President, Finance
Theresia R. Reisch Calgary, Alberta	Manager, Investor Relations and Corporate Secretary
Officers of Superior Propane, a division of the Company	
John W. Cooper Calgary, Alberta	President
David P. Balicki Calgary, Alberta	Vice-President, Operations
Terrence N. Gill Calgary, Alberta	Vice-President, Human Resources
Kenneth L. Rogers Calgary, Alberta	Vice-President, Finance since September 17, 2003 and from February 2000 to September 2003, President and Vice-President, Finance of Foremost Industries Inc. (design and manufacturer of drills and off-road vehicles), and prior thereto, Business Consultant with Ewart Sinclair (business consulting firm)
Gregory D. Stewart DeWinton, Alberta	Vice-President, Business Services since April 2001 and prior thereto Program Manager, Corporate *e*Business Infrastructure and Webmail and similar positions with Canadian Pacific Railway (transportation company)
Officers of ERCO Worldwide, a division of the Company	
Paul S. Timmons [(1)] Mississauga, Ontario	President
Edward J. Bechberger Mississauga, Ontario	Vice-President, Sales and Marketing
James A. Betts Mississauga, Ontario	Vice-President, Manufacturing and Engineering
John B. Kamler [(1)] Mississauga, Ontario	Vice-President, Business Development

Officers of Superior Energy Management, a division of the Company:

Gerald M. Haggarty Dundas, Ontario	President since May 2002 and from August 2000 to May 2002, Director, Natural Gas, Toronto Hydro Energy Services Inc. ("Toronto Hydro"), and prior thereto, President, Canenerco Energy Marketing Ltd. ("Canenerco") (energy, sales and marketing companies)
Jeffrey S. Borg Toronto, Ontario	Senior Vice-President since March 2, 2004 and from January 2002 to October 2003, Vice-President Sales and Marketing of Ontario Energy Savings Corp., and prior thereto, Director of Enron Canada (energy sales and marketing companies)
Garry B. Flood Toronto, Ontario	Vice-President, Marketing since May 2002 and from 2001 to May 2002, Key Account Natural Gas Sales, Toronto Hydro and prior thereto contract positions at Canenerco and Vice-President, Alliance Gas (Canada), (energy sales and marketing companies)

Note:

(1) Messrs Timmons and Kamler were executive officers of affiliated entities of Sterling Chemicals Holdings, Inc. a Delaware Corporation that, along with such affiliated entities, filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Bankruptcy Code on July 16, 2001.

AUDIT COMMITTEE

Information with respect to the Audit Committee, including its terms of reference, composition, education and experience of its members and the external auditor service fees are disclosed in the Information Circular of the Fund dated March 2, 2004, at pages 16 to 17 and pages B-1 to B-3, which information is incorporated by reference herein.

INTEREST OF CERTAIN PERSONS IN MATERIAL TRANSACTIONS

Other than the Internalization of Superior's management which was approved by disinterested Unitholders of the Fund and completed on May 8, 2003, there were no material interests, direct or indirect, of any directors or executive officers of the Fund or Superior, nominees for director, any shareholder who beneficially owns more than 10% of the trust units of the Fund, insiders of the Fund, or any known associate or affiliate of such persons in any transaction since the commencement of the Fund's last completed financial year or in any proposed transaction which has materially affected or would materially affect the Fund or Superior. The details of the Internalization were provided to Unitholders at pages 8 to 15 of the information circular of the Fund dated April 3, 2003, which information is incorporated by reference herein.

RISK FACTORS

Additional Financing

To the extent that external sources of capital, including public and private markets, become limited or unavailable, the Fund's and Superior's ability to make the necessary capital investments to maintain or expand its current business and to make necessary principal payments under its term credit facilities will be impaired.

Mutual Fund Trust Status

It is intended that the Fund continue to qualify as a mutual fund trust for the purposes of the Tax Act. The Fund may not, however, always be able to satisfy any future requirement for the maintenance of mutual fund trust status. Should the status of the Fund as a mutual fund trust be lost or successfully challenged by a relevant tax authority, certain adverse consequences may arise for the Fund and Unitholders. Some of the significant consequences of losing mutual fund trust status are as follows:

- By virtue of its status as a mutual fund trust, the trust units are qualified investments for registered retirement savings plans ("RRSPs"), registered retirement income funds ("RRIFs"), deferred profit sharing plans (collectively, "Exempt Plans") as well as registered education savings plans ("RESPs").
- Where at the end of any month an Exempt Plan or a RESP holds trust units that are not qualified investments, the Exempt Plan or RESP must, in respect of that month, pay a tax under Part XI.1 of the Tax Act equal to 1 percent of the fair market value of the trust units at the time such trust units were acquired by the Exempt Plan or RESP. An RRSP or RRIF holding trust units that are not qualified investments would become taxable on income attributable to the trust units while they are not qualified investments (including the entire amount of any capital gain arising on a disposition of the non-qualified investment). RESPs which hold trust units that are not qualified investments may have their registration revoked by the Canada Revenue Agency.
- Trust units would become foreign property for Exempt Plans and registered pension plans upon the Fund ceasing to be a mutual fund trust.
- The Fund would be taxed on certain types of income distributed to Unitholders, including income generated from the interest on the Shareholder Notes and dividends on the Common Shares held by the Fund. Payment of this tax may have adverse consequences for some Unitholders, particularly Unitholders that are not residents of Canada and residents of Canada that are otherwise exempt from Canadian income tax.
- Trust units held by Unitholders that are not residents of Canada would become taxable Canadian property. These non-resident holders would be subject to Canadian income tax on any gains realized on a disposition of trust units held by them.

In addition, Superior may take certain steps under the Declaration of Trust to preserve its status as a mutual fund trust, which steps may be adverse to certain holders of trust units.

Foreign Property

The Fund will endeavour to ensure that the trust units are not foreign property under the Tax Act. No assurance can be given in this regard. The Tax Act imposes penalties on Exempt Plans which have excess holdings of foreign property.

Nature of Units

The trust units do not represent a traditional investment and should not be viewed by investors as shares in Superior. The trust units represent a fractional interest in the Fund. The trust units do not

represent a direct investment in Superior's business. Holders of trust units will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions.

The trust units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Fund is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Unitholder Limited Liability

The Declaration of Trust provides that no Unitholder will be subject to any liability in connection with the Fund or its obligations solely in his capacity as a Unitholder and no such Unitholder shall be liable to indemnify any person with respect to such obligations or liabilities and all such persons shall only have recourse to the Fund's assets to satisfy any claims.

The Declaration of Trust provides that in respect of obligations or liabilities being incurred by the Fund, the Trustee shall make all reasonable efforts to include a specific term in such obligations or liabilities that neither the Unitholders nor the Trustee have any personal liability or obligations therefor. Personal liability may also arise in respect of claims against the Fund that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability of this nature arising is considered unlikely.

The operations of the Fund will be conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability on the Unitholders for claims against the Fund.

TRANSFER AGENT AND REGISTRAR

Superior's transfer agent and registrar is Computershare Trust Company of Canada for all its securities with offices in Calgary and Toronto.

MATERIAL CONTRACTS

The material contracts of the Fund that were entered into during the most recently completed financial year or contracts entered into prior thereto which are still material and in effect, other than contracts entered into in the ordinary course of business, are the Declaration of Trust, the Administration Agreement and the termination agreement providing for the Internalization. Particulars of each of these contracts are disclosed elsewhere in this Annual Information Form. See "Corporate Structure - Superior Plus Income Fund", "General Development of the Company and the Fund - Three Year History", "Capital Structure - Trust Units and Declaration of Trust" and "Interest of Certain Persons in Material Transactions".

INTERESTS OF EXPERTS

As at the date hereof, the partners and associates of Deloitte & Touche LLP, the auditors of the Fund, as a group, did not beneficially own any of the outstanding trust units or Debentures.

DOCUMENTS INCORPORATED BY REFERENCE

Documents incorporated by reference in the Annual Information Form can be found on SEDAR under the Fund's profile at *www.sedar.com.*

ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Fund's securities, options to purchase securities and interests of insiders in material transactions and audit committee information, where applicable, is contained in the Information Circular of the Fund dated March 2, 2004. Also, additional financial information is included in the Consolidated Financial Statements and MD&A of the Fund for the year ended December 31, 2003, which are included in the Fund's 2003 Annual Report as filed with the applicable Canadian regulatory authorities. These documents are available on SEDAR at *www.sedar.com* and may also be obtained without charge by writing to the Secretary of Superior at 3408 Canterra Tower, 400 – 3rd Avenue S.W., Calgary, Alberta, T2P 4H2. Additional information relating to the Company can also be found on SEDAR.

The Fund will provide to any person, upon request to the Secretary of Superior at Suite 3408 Canterra Tower, 400 –3rd Avenue S.W., Calgary, Alberta, T2P 4H2:

(a) when the securities of the Fund are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities,

 (i) one copy of this Annual Information Form together with one copy of any document, or the pertinent pages of any document, incorporated by reference in this Annual Information Form;

 (ii) one copy of Consolidated Financial Statements of the Fund for its most recently completed financial year together with the accompanying report of the auditor and one copy of any interim financial statements of the Fund subsequent to the financial statements for its most recently completed financial year;

 (iii) one copy of the Fund's Information Circular for its most recent annual meeting of Unitholders that involved the election of directors; and

 (iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iii) above; or

(b) at any other time, one copy of any of the documents referred to in (a)(i), (ii) and (iii) above, provided that the Fund may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Fund.

FEE RULE
FORM 13-502F1
ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name: SUPERIOR PLUS INCOME FUND

Participation Fee for the Financial Year Ending: December 31, 2003

Complete Only One of 1, 2 or 3:

1. Class 1 Reporting Issuers (Canadian Issuers – Listed in Canada and/or the U.S.)

Market value of equity securities:

Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year	69,400,000	
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule) x	$22.06	
Market value of class or series =	$1,530,964,000	
		$1,530,964,000(A)
(Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the financial year)		-(A)
Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii): **[Provide details of how determination was made.]**		$ 301,600,000
(Repeat for each class or series of corporate debt or preferred shares)		-(A)
Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B) =		$1,832,564,000
Total fee payable in accordance with Appendix A of the Rule		$ 50,000
Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)		
Total Fee Payable x Number of months remaining in financial year year or elapsed since most recent financial year / 12		
Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule)		

SCHEDULE "A"

Convertible Debentures

The Fund has issued two series of Debentures denoted as Series 1 and Series 2 as follows:

	Series 1	**Series 2**	**Total**
Maturity date	July 31, 2007	November 1, 2008	
Fixed distribution rate	8%	8%	
Conversion price per trust unit	$ 16.00	$ 20.00	
Principal outstanding December 31, 2001	$ 100.0	$ –	$ 100.0
December 17, 2002 issue	–	250.0	250.0
Conversions during 2002	(30.3)	–	(30.3)
Principal outstanding December 31, 2002	$ 69.7	$ 250.0	$ 319.7
Conversions during 2003	(44.1)	(41.1)	(85.2)
Principal outstanding December 31, 2003	25.6	208.9	234.5
Carrying value as at December 31, 2003:			
Principal	17.4	119.7	137.1
Distribution payment obligations	7.3	80.8	88.1
Holder's option	0.2	0.8	1.0
	$ 24.9	$ 201.3	$ 226.2
Quoted market value at December 31, 2003	$ 40.5	$ 261.1	$ 301.6

Superior Plus
Income Fund

NOTICE OF ANNUAL MEETING

NOTICE IS HEREBY GIVEN that an annual meeting of Unitholders of Superior Plus Income Fund (the "Fund") will be held in the Strand/Tivoli Room of the Metropolitan Centre, 333 - 4[h] Avenue S.W., Calgary, Alberta, Canada on Wednesday, May 5, 2004, at 2:00 p.m. (Calgary time) for the following purposes:

(1) to receive the annual report, including the financial statements of the Fund for the year ended December 31, 2003, and the auditors' report thereon;

(2) to elect nine (9) directors of Superior Plus Inc.;

(3) to appoint auditors of the Fund; and

(4) to transact such other business as may properly come before the meeting or any adjournment thereof.

DATED at Calgary, Alberta, this 2nd day of March, 2004.

By order of the Board of Directors
of Superior Plus Inc.

"Theresia R. Reisch"

Theresia R. Reisch
Secretary

Unitholders who are unable to attend the meeting in person are requested to complete, date and sign the enclosed form of proxy and return it, in the envelope provided, to Computershare Trust Company of Canada, Service Delivery, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, so that it is received no later than 11:30 a.m. (Toronto time) on the business day immediately preceding the day of the meeting or any adjournment thereof.

Forward-looking Statements

Certain information included herein is forward-looking. Forward-looking statements, include, without limitation, statements regarding the future financial position, business strategy, budgets, litigation, projected costs, capital expenditures, financial results, taxes and plans and objectives of or involving the Superior Plus Income Fund (the "Fund"). Many of these statements can be identified by looking for words such as "believe," "expects," "expected," "will," "intends," "projects," "anticipates," "estimates," "continues" or similar words. The Fund believes the expectations reflected in such forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon. Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties some of which are described herein. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause the Fund's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Any forward-looking statements are made as of the date hereof and the Fund does not undertake any obligation to publicly update or revise such statements to reflect new information, subsequent events or otherwise.

Organization and Structure

The Fund holds a 100% interest in Superior Plus Inc. ("Superior") consisting of investments in common share equity (the "Common Shares"), and $1.053 billion unsecured subordinated notes due October 1, 2026 that bear interest at a weighted average interest rate of 13.31% (the "Shareholder Notes"). The distributable cash flow of the Fund is solely dependent on the results of Superior and is derived from dividends or returns of capital on the Common Shares and interest earned on the Shareholder Notes. Superior generates its results from three operating divisions: a propane retailing business operating under the trade name Superior Propane (the "Propane Retailing Business" or "Superior Propane"); a pulp chemicals business operating under the trade name ERCO Worldwide (the "Pulp Chemicals Business" or "ERCO Worldwide"); and a natural gas retailing business operating under the trade name Superior Energy Management (the "Natural Gas Retailing Business" or "Superior Energy Management").

Cash Distributions

The Fund distributes to holders of trust units ("Unitholders"), interest earned on the Shareholder Notes and dividends or returns of capital declared on the Common Shares, after distributions to holders of Series 1 and Series 2 convertible unsecured subordinated debentures (the "Debentures") of the Fund ("Debentureholders"), and provision for administrative expenses and reserves of the Fund. The Fund targets to pay out substantially all of its ongoing sustainable distributable cash flow through regular monthly distributions. In recognition of the accretive nature of the management internalization transaction, the monthly distribution was increased in May 2003 from $0.16 per trust unit to $0.175 per trust unit. Effective with the March 2004 distribution, the Fund has increased its monthly distribution rate by an additional 6% to $0.185 per trust unit. Going forward, the Fund discontinued its practice of paying any remaining undistributed cash flow in respect of a fiscal year in the following year as part of its March distribution. This "top-up" distribution has been eliminated in favour of paying out, on a regular monthly basis, an increased proportion of expected sustainable distributable cash flow. The change in distribution practice is intended to increase the transparency of distributions paid to Unitholders and is more consistent with broader income fund distribution practices.

For income tax purposes, distributions paid in 2003 of $2.28 per trust unit are classified as other income of $1.5021 per trust unit, a return of capital of $0.0972 per trust unit and a dividend of $0.6807 per trust unit. A summary of cash distributions since inception and related tax information is posted on the "Investor Information" section of Superior's website at *www.superiorplus.com*. For 2004, approximately $2.00 per trust unit is expected to be distributed in the form of other income, $0.07 in the form of return of capital, with any remainder expected to be classified as a taxable dividend.

Distributable Cash Flow

Distributable cash flow of the Fund available for distribution to Unitholders, is equal to cash flow from operations before changes in net working capital, after provision for maintenance capital expenditures, and distributions on the Debentures. Distributions to Debentureholders are accounted for on an accrual basis. See Note 1 to the Consolidated Financial Statements for the calculation of distributable cash flow. Distributable cash flow is the main performance measure used by management and investors to evaluate the performance of the Fund and its businesses. Readers are cautioned that distributable cash flow is not a defined performance measure under generally accepted accounting principles ("GAAP"), and that distributable cash flow cannot be assured. The Fund's calculation of distributable cash flow may differ from similar calculations used by comparable entities. Operating distributable cash flow is distributable cash flow before interest expense and distributions on the Debentures. It is also a non-GAAP measure and is used by management to assess the performance of the businesses.

Distributable cash flow reached a record $145.4 million or $2.45 per trust unit, compared to $90.6 million or $1.93 per trust unit generated in 2002. After adjusting for the $0.11 per trust unit one-time impact related to the timing of the issue of trust units resulting from the internalization of the management agreements, distributable cash flow reached $2.34 per trust unit, an increase of 21% over the prior year. The management internalization transaction was completed in May of 2003, eliminating management incentive fees for the full year, whereas the trust units issued in conjunction with the transaction were outstanding for only part of the year. The 21% increase in distributable cash flow per trust unit reflects the ongoing accretive impact of the management internalization transaction and the benefits of Superior's diversification strategy, as a full year's contribution from ERCO Worldwide and Superior Energy Management outpaced slightly lower results of Superior Propane.

For 2003, Superior Propane contributed 57% of the Fund's operating distributable cash flow, ERCO Worldwide generated 41% and Superior Energy Management generated the remaining 2%. For 2004, ERCO Worldwide's relative contribution to operating distributable cash flow is expected to increase due to the full year impact of the Albchem acquisition. Superior Energy Management is also expected to generate a higher proportion of operating distributable cash flow due to anticipated organic growth in 2004. The Fund plans to continue its disciplined diversification strategy to acquire other businesses over time that have risk profiles appropriate for our income fund structure.

Net earnings were $5.1 million, compared to $68.8 million in 2002. The 2003 results were reduced by the one-time expense of $141.3 million ($92.5 million after tax) related to the management internalization transaction. The cost of the internalization transaction has been excluded from distributable cash flow due to its accretive nature. See "Corporate" for further details. After adjusting for the after-tax management internalization transaction charge, 2003 net earnings were $97.6 million, a $28.8 million or 42% increase over the comparable 2002 result, due to the same reasons which contributed to the increase in distributable cash flow. A more detailed discussion and analysis of the financial and operational results of the Fund's businesses is provided on the following pages.

Superior Propane

Condensed operating results for 2003, 2002 and the last five year average are provided in the following table. For detailed business segment results, see Note 16 to the Consolidated Financial Statements and page 16 of this Annual Report for selected historical information for the last five years.

SUPERIOR PROPANE – CONDENSED OPERATING RESULTS

	2003		2002		Last Five Year Average	
(millions of dollars except cents per litre amounts)	**$**	**¢/litre**	$	¢/litre	$	¢/litre
Gross profit						
Propane sales	**252.5**	**15.5**	250.4	14.8	258.7	14.1
Other services	**38.1**	**2.3**	39.8	2.4	43.2	2.3
Total gross profit	**290.6**	**17.8**	290.2	17.2	301.9	16.4
Less:						
Cash operating, administration and tax costs	**(178.4)**	**(10.9)**	(174.5)	(10.3)	(198.4)	(10.8)
Cash generated from operations before changes in net working capital	**112.2**	**6.9**	115.7	6.9	103.5	5.6
Maintenance capital expenditures, net	**(3.5)**	**(0.2)**	(3.0)	(0.2)	(5.1)	(0.3)
Operating distributable cash flow	**108.7**	**6.7**	112.7	6.7	98.4	5.3
Propane volumes sold (millions of litres)	**1,625**		1,688		1,836	

Operating distributable cash flow for Superior Propane was $108.7 million in 2003, a decrease of $4.0 million (4%) from 2002, primarily due to higher truck operating and equipment maintenance costs. Total gross profits of $290.6 million in 2003 were consistent with 2002 levels as the impact of lower heating and auto sales volumes and lower other services gross profit was offset by improved propane margins due to good margin management performance and an improved business mix.

Auto sales volumes in 2003 declined by 17% or 48 million litres from 2002 levels (auto sales volumes have declined by 15%-20% a year since the mid 1990s), and were concentrated in the Alberta and British Columbia market regions. This accounted for 77% of the 63 million litre decline in total propane sales volumes and a decrease in propane gross profits of $4.9 million. Lower heating sales volumes accounted for the remaining 23% or 15 million litres of the total propane sales volume decline and a decrease in propane gross profits of $4.4 million. Heating sales declined due to the closure of some mines, a reduction of sales to the lumber industry and were generally impacted by customer conservation, as average wholesale propane costs for the year were 50% higher than the prior year. Average temperatures across Canada were comparable to 2002 (5% colder than the last five year average). Approximately 50% of Superior Propane's sales volumes are to heating-related applications and 50% are related to economic activity levels.

Sales margins averaged 15.5 cents per litre in 2003, increasing 5% over 2002 due to an improved business mix with the decline in low margin auto propane sales and continued good margin management. The improvement in margins added $11.4 million to propane gross profits for the year. Wholesale propane prices which rose and fell very rapidly during the first quarter of 2003 were relatively stable throughout the balance of the year, as shown in the following chart. The extreme first quarter volatility made margin management more challenging. Sales margins typically decline during periods of rising propane commodity prices due to delays in passing on prices to customers and conversely, sales margins typically increase when propane commodity prices decline.

RELATIVE CHANGE IN WTI CRUDE OIL AND NATURAL GAS VS. SARNIA WHOLESALE PROPANE PRICES


300
250
200
150
100
50
(% change)
Sarnia Propane
WTI Crude Oil
Average Monthly Empress Natural Gas
Dec-01
Jun-02
Dec-02
Jun-03
Dec-03

Gross profit generated from other services was $38.1 million in 2003, a decrease of 4% or $1.7 million from 2002 levels, due to reduced equipment and parts sales and decreased propane inventory storage gains.

Gross profits generated in 2003 were within 4% of the five year average and have not deviated by more than 7% in each of the last five years, reflecting Superior Propane's considerable operational and customer diversification. Superior Propane's operational risks are well distributed across its 53 market and 100 satellite locations, with the largest 10 markets representing approximately 42% of its operating cash flow. Superior Propane's customer base approaches 300,000 and is well diversified geographically and across end-use applications. Its largest customer contributed less than 2% of gross profits in 2003.

SUPERIOR PROPANE ANNUAL SALES VOLUMES AND GROSS PROFIT

by End Use Application

	Twelve Months Ended December 31			
	2003		**2002**	
Applications:	**Volume**	**GP**	Volume	GP
Residential	**205.9**	**67.2**	207.1	62.4
Commercial	**383.2**	**80.4**	397.0	78.3
Agricultural	**126.3**	**13.9**	126.2	15.1
Industrial	**671.0**	**66.9**	670.9	69.3
Automotive	**238.1**	**24.1**	286.6	25.3
Other Services		**38.1**		39.8
	1,624.5	**290.6**	1,687.8	290.2
Average margin	**15.5**		14.8	

by Region

	Twelve Months Ended December 31			
	2003		**2002**	
Regions:	**Volume**	**GP**	Volume	GP
Atlantic	**116.5**	**31.4**	109.5	28.4
Quebec	**298.6**	**51.2**	294.9	52.6
Ontario	**392.0**	**82.4**	401.6	81.4
Sask./Man.	**215.2**	**27.4**	222.0	29.9
Alberta/NWT/Yukon	**364.1**	**57.1**	425.3	61.6
B.C.	**238.1**	**41.1**	234.5	36.3
	1,624.5	**290.6**	1,687.8	290.2
Average margin	**15.5**		14.8	

Volume: Volume of propane sold (millions of litres).
GP: Gross Profit (millions of dollars).
Average margin: Average propane sales margin (cents per litre).

Cash operating, administrative and tax costs were $178.4 million in 2003, an increase of $3.9 million or 2% from the prior year. Higher truck fuel costs accounted for 58% of the overall increase in costs, as diesel prices followed the approximate 20% rise in average crude oil prices year over year. Increased equipment

maintenance costs accounted for the other 42% of the cost increases due to higher tank and cylinder maintenance activities.

Net maintenance capital expenditures of $3.5 million were $0.5 million above 2002 levels as there was additional spending to relocate a market office in Quebec. Higher expenditures in other areas were offset by higher proceeds from the disposition of surplus properties and retired equipment. Net maintenance capital expenditures for 2004 are expected to rise to the $7 to $9 million range driven by increased fleet replacement requirements, as asset productivity improvements generated by the integration of ICG Propane ("ICG") have been fully realized. Work continues on customer routing optimization and other delivery initiatives to further improve asset productivity.

On March 31, 2003 the Competition Bureau confirmed that it would not appeal the Federal Court of Appeal decision of January 31, 2003 regarding the Superior/ICG merger, bringing this litigation process to a favourable conclusion. The Federal Court of Appeal confirmed that the Competition Tribunal properly followed the direction of the Federal Court of Appeal and correctly applied the facts of the case to the law, permitting the Superior/ICG merger on the basis that the efficiency gains for the merger are greater than and offset the effects of the potential lessening of competition.

Outlook

For 2004, Superior Propane's operating distributable cash flow is expected to be stable given the mature nature of the propane distribution industry, its leading market share in Canada, and the return to normal maintenance capital expenditure levels. With the completion of the ICG integration, Superior Propane is now focused on continuing to improve delivery efficiency and the broadening of product and service plan offerings. It is also exploring opportunities to acquire businesses that fit within the operational profile of the propane distribution business and leverage its large and established sales, distribution and service infrastructure.

Business Risks

Propane Demand, Supply and Pricing. Propane represents less than 2% of the overall Canadian energy market and is used in a wide range of applications, including residential, commercial, industrial, agricultural and automotive uses. Demand for traditional propane end-use applications is increasing marginally with general economic growth. Demand for automotive uses is presently declining at a rate of approximately 15 to 20% per year due to the development of more fuel-efficient and complicated engines which increase the cost of converting engines to propane and reduce the savings per kilometer driven. Reversal of this market trend will require increased support of governments and the original equipment vehicle manufacturers. Based on the most recently available industry data, it is estimated that on an annual basis, approximately 11.0 billion litres of propane are produced in Canada of which about 4.3 billion litres are consumed domestically. The remainder is exported, mainly to the United States. Superior Propane's supply is currently purchased from 14 propane producers in Canada. Superior Propane leases underground propane storage capacity in Marysville, Michigan and at Fort Saskatchewan, Alberta. Superior Propane accumulates a propane storage position during the summer months to provide it with further supply security and distribution capacity in periods of supply disruption and high demand in the winter season. Propane is mainly purchased under annual contracts as well as under short-term spot contracts, with pricing arrangements based on industry posted prices at the time of delivery. The retail propane business is a "margin-based" business where the level of profitability is largely dependent on the difference between retail sales prices and wholesale product cost. Changes in propane supply costs are normally passed through to customers, but timing lags may result in both positive and negative fluctuations of gross margins.

Competition. Propane retailing is a local, relationship-based business, in which propane competes for market share based on price and level of service. There are close to 200 propane retailers in Canada. In addition, propane is subject to vigorous competition from other sources of energy, including natural gas, fuel oil, electricity, wood, gasoline, diesel and other fuels. Propane commodity prices are affected by crude oil and natural gas commodity prices. The introduction of natural gas in Nova Scotia and New Brunswick commenced in late 2000 and has begun to displace propane in some areas as natural gas infrastructure becomes accessible.

Seasonality and Weather Conditions. Historically, overall propane demand from non-automotive end-use applications has been stable. However, weather conditions and general economic conditions affect propane market volumes. Weather influences the demand for propane primarily for heating uses and also for agricultural purposes, such as crop drying. Approximately three-quarters of Superior Propane's annual cash flow is typically generated in the October-March winter heating season. Superior Propane accumulates propane inventory during the summer months for delivery to customers during the winter heating season. The cost of inventory may be higher or lower than market prices for propane at the time of sale and can impact profitability.

Fixed-Price Offerings. Superior Propane offers its customers various fixed-price propane programs. In order to mitigate the price risk from offering these services to its customers, Superior Propane uses its physical inventory position, supplemented by forward commodity transactions with various third parties that have terms and conditions that are substantially the same as its customers' contracts. Gains and losses from the customer contract and the mitigating transaction are recorded simultaneously into income at the time of settlement. See Note 14(ii) to the Consolidated Financial Statements for fixed-price propane purchase and sale commitment amounts.

Employee and Labour Relations. As of December 31, 2003, Superior Propane had 1,597 regular and 246 part-time employees. Approximately 370 of its employees are unionized through provincial or regional certifications in British Columbia/Yukon, Manitoba, Ontario and Quebec. There are seven union agreements, with expiry dates ranging from February 2003 to June 2006. Collective bargaining agreements, including those that may have expired, are renegotiated in the normal course of business and are not expected to materially affect the propane retailing business.

Environmental Risk. Slight quantities of propane may be released during transfer operations. The storage and transfer of propane has limited impact on soil or water given that a release of propane will disperse into the atmosphere. To mitigate risks, Superior Propane has established a more comprehensive program directed at environmental, health and safety protection. This program consists of an environmental policy, codes of practice, periodic self-audits, employee training, quarterly and annual reporting and emergency prevention and response.

ERCO Worldwide

Superior purchased ERCO Worldwide effective December 19, 2002 on a debt-free basis, for cash consideration of $584.5 million including transaction costs. Condensed operating results for ERCO Worldwide for the twelve months ended December 31, 2003 and 2002 are provided on the following page for comparison purposes. The first two quarters of 2002 were unusually strong compared to the second half of 2002 and were above the assumptions used in Superior's acquisition analysis. For detailed business segment results, see

Note 16 to the Consolidated Financial Statements and page 16 of this Annual Report for selected historical information for ERCO Worldwide for the most recent five-year period.

ERCO WORLDWIDE – CONDENSED OPERATING RESULTS

(millions of dollars except per metric tonne ("MT") amounts)	Twelve Months Ended December 31 2003 $	$/MT	Twelve Months Ended December 31 2002 [1] $	$/MT
Revenue				
Chemicals	**328.7**	**573**	332.0	611
Technology	**27.6**	**48**	29.9	55
Cost of sales				
Chemicals	**(173.1)**	**(302)**	(172.4)	(317)
Technology	**(10.2)**	**(17)**	(9.0)	(17)
Gross profit	**173.0**	**302**	180.5	332
Less cash operating, administration and taxes	**(89.2)**	**(155)**	(86.5)	(159)
Cash generated from operations before changes in net working capital	**83.8**	**147**	94.0	173
Maintenance capital expenditures	**(6.4)**	**(11)**	(12.7)	(23)
Operating distributable cash flow	**77.4**	**136**	81.3	150
Chemical volumes sold (thousands of metric tonnes)	**574**		544	

(1) Represents operating results for the full period. Superior acquired ERCO Worldwide on December 19, 2002.

ERCO Worldwide generated operating distributable cash flow of $77.4 million in 2003, representing a $74.3 million improvement from the $3.1 million earned during the 13-day period (December 19 to December 31) that Superior owned ERCO Worldwide in 2002.

Compared to the full prior year, operating distributable cash flow decreased $3.9 million in 2003, due to the impact of an 11% appreciation in the average Canadian/U.S. dollar exchange rate in 2003 on ERCO's U.S. dollar denominated sales. The change in the exchange rate reduced operating cash flows by $14.3 million, net of the impact of the foreign exchange hedging program implemented in the second quarter of 2003. See "Corporate" for more details. The foreign exchange impact was partially offset by the benefits of higher sales volumes, lower transportation and maintenance capital costs, and the acquisition of Albchem Holdings Ltd. ("Albchem").

On October 1, 2003, ERCO Worldwide closed the acquisition of Albchem for $122.8 million on a debt-free basis. With the addition of Albchem's two plants, ERCO Worldwide's annual sodium chlorate production capacity has increased to 580,000 metric tonnes raising its share of the estimated North American capacity to 29%. The addition of these plants provide substantial synergies and additional flexibility to supply products and services to customers in the North American and the growing Asian markets. The accounting of the acquisition is more fully described in Note 4 to the Consolidated Financial Statements. Integration of the Albchem operations is well advanced and meeting management's expectations.

Chemical revenues declined by $3.3 million as the impact of the strengthening Canadian dollar on U.S. dollar denominated sales was only partially offset by the impact of improved sales volumes and sales price increases. Sales volumes were higher than the prior year due to the impact of the Albchem acquisition. Technology revenues declined year-over-year due to the expiry of some of the ten-year royalty license agreements on

ERCO's chlorine dioxide generator technology. Approximately 85% of ERCO's sales are to pulp manufacturers. While pulp commodity prices tend to be somewhat volatile, sodium chlorate sales volumes and prices have been stable over time as sodium chlorate represents approximately 5% of variable pulp manufacturing costs and is required to manufacture bleached pulp (see chart below). ERCO's top ten customers account for approximately 59% of its revenues and the largest customer accounts for approximately 11% of its revenues.

PULP PRICES COMPARED TO SODIUM CHLORATE PRICES AND SALES VOLUMES


750
700
650
600
550
500
450
400
350
(US $ per tonne)
Sodium Chlorate Price (Source Market Wire)
NBSK Pulp Price (Source Paper Loop)
ERCO Worldwide Sales Volume (000s MT)
500
450
400
350
000s metric tonnes
1997
1998
1999
2000
2001
2002
2003

Chemical cost of sales per unit were lower than the prior year due to lower transportation costs resulting from the strengthening Canadian dollar on the U.S. dollar denominated portion of the expenses. Electrical costs, which represent approximately 65% to 85% of variable production costs, were comparable to prior year levels on a per unit-of-production basis. Fixed-cost electrical contracts are in place in Alberta, where electricity markets are fully deregulated, for remaining terms of two to 13 years with three investment grade counterparties, covering approximately 87% of ERCO's production requirements in Alberta (See Note 14(iii) to the Consolidated Financial Statements). Operating costs on an absolute basis were higher than the prior year due to the addition of the two new Albchem plants and the new Thunder Bay sodium chlorite plant, which began operations in the second quarter. ERCO's operational risks are distributed across eight sodium chlorate plants which can change production levels or shut down production quickly and at minimal cost.

For 2003, maintenance capital expenditures were reduced as there were fewer large projects to complete in 2003 compared to the prior year. Maintenance capital expenditures in 2004 are expected to be $9 million to $11 million.

Work continued in 2003 on the five-year cell replacement program. For the year, $3.9 million was spent on the project with $7.9 million spent to date. The project is approximately 30% complete and is generating annualized electrical energy savings in excess of $1 million per year. The cell replacements are expected to have an approximate 15 year economic life. The overall estimated cost of the project has been reduced from $26 million to $20 million, as steps have been taken to lock in major input costs at reduced levels over the remainder of the project. Cell replacement program costs are included in "other capital expenditures" on the Consolidated Statements of Cash Flows and excluded from distributable cash flow, as they expand the overall capacity and productivity of the business. Cell replacement expenditures in 2004 are expected to be approximately $4.5 million.

The construction of the sodium chlorite plant in Thunder Bay, Ontario, was completed during the second quarter of 2003, doubling ERCO Worldwide's annual production capacity to 8,500 metric tonnes. Costs to complete the plant in 2003 were $3.4 million and have been considered growth capital for purposes of distributable cash flow calculations.

Outlook

ERCO Worldwide's results in 2004 are expected to benefit from the full-year addition of the Albchem acquisition and the focus on the growing Asian market.

Business Risks

Supply Arrangements. ERCO Worldwide uses three primary raw materials to produce its chemical products: electricity, salt and water. Electricity comprises 65% to 80% of variable production costs. The business has long-term contracts or contracts that renew automatically with power producers in each of the jurisdictions in which its plants are located. These contracts generally provide ERCO Worldwide with some portion of firm power and a portion that may be interrupted by the producer based on the terms of the various agreements. The business can temporarily reduce its power consumption quickly and at minimal cost, which allows it, in some jurisdictions, to reduce its overall power costs by selling ancillary services back to the power producer or to the power grid.

ERCO Worldwide purchases salt from third-party suppliers to fulfill the requirements at each of its plants with the exception of the Bruderheim, Hargrave and Saskatoon facilities, which are self-supplied through long-term salt reserves that are solution mined on site. Salt purchase contracts are typically fixed-price contracts with terms of one year or greater, often with automatic renewals. Salt costs typically comprise about 10% of variable production costs of sodium chlorate.

Competition. ERCO Worldwide, one of four global sodium chlorate companies, competes with Eka Chemicals, Finnish Chemicals and Nexen Chemicals on a worldwide basis. The business also competes with a number of smaller regional producers. Of the global producers, Finnish Chemicals and Nexen Chemicals do not provide chlorine dioxide generators or related technology. The business also competes with various other chemical producers, such as Dow Chemicals, Pioneer, Arch Chemicals, Inc., PPG Industries and Vulcan, in the sale of its other chemical products.

Environmental Risk. ERCO Worldwide's operations involve the handling, production, transportation, treatment and disposal of materials that are classified as hazardous and are regulated by environmental and health and safety laws, regulations and requirements. ERCO Worldwide strives to achieve an environmental and safety record that compares favourably with other businesses in the chemical industry. The business has not had a material environmental or safety incident for over 11 years and has steadily reduced the number of safety and environmental incidents at all of its facilities. ERCO Worldwide is a founding member of Responsible Care®, an initiative of the Canadian Chemical Producers Association, an association that promotes the safe and environmentally sound management of chemicals.

Employee and Labour Relations. As at December 31, 2003, ERCO Worldwide has 420 employees of which approximately 165 (39%) are unionized. The three plants in Vancouver, Saskatoon and Buckingham are subject to collective bargaining agreements. These agreements expire on a staggered basis: the Buckingham agreements in 2008 and 2009; the Vancouver agreement in 2009; and the Saskatoon agreement in September 2004.

Superior Energy Management ("SEM")

Condensed operating results for 2003 and 2002 are provided in the following table. For detailed business segment results, see Note 16 to the Consolidated Financial Statements.

SEM – CONDENSED OPERATING RESULTS

(millions of dollars except cents per gigajoule amounts)	Twelve Months Ended December 31 **2003** $	¢/GJ	Twelve Months Ended December 31 **2002** $	¢/GJ
Gross profit	**8.1**	**38.8**	0.5	22.5
Less cash operating, administration and selling costs	**(4.7)**	**(23.0)**	(0.7)	(35.0)
Operating distributable cash flow	**$ 3.4**	**15.8**	$ (0.2)	(12.5)
Gigajoules of natural gas sold (millions)	**20.9**		2.0	

SEM commenced fixed-price, term natural gas sales in October 2002 to commercial, light industrial and residential customers in the Ontario marketplace. In 2003, it continued the execution of its business plan, generating natural gas sales of 20.9 million gigajoules ("GJs") during the year, an increase of 18.9 million GJs over 2002 volumes. SEM generated operating distributable cash flow of $3.4 million in the year compared to a small start-up loss in 2002 of $0.2 million. Natural gas margins improved steadily throughout 2003. Customer contracts acquired with no margins in the fourth quarter of 2002 from a third party were renewed during 2003 at normal commercial margins. Cash operating, administrative and selling costs were higher than last year as the people, business, and sales infrastructure were developed during the year in support of the growing business. SEM expenses its customer acquisition costs as incurred.

SEM is currently servicing approximately 10,800 end-use customers, the largest of which represents 10% of SEM's gross profits. Customer contracts are at a fixed price for terms of one to five years. At December 31, 2003, the weighted average remaining term of SEM's contracts was 22 months. To resource customer term fixed-price selling commitments, SEM enters into forward physical and financial commodity transactions with counter parties for similar terms and volumes. SEM arranges its natural gas supply requirements with five suppliers, four of which have investment grade credit ratings. (See Note 14(ii) of the Consolidated Financial Statements for fixed-price purchase commitments amounts).

Outlook

SEM plans to continue executing its business plan in 2004 and expects to grow profitably from the foundation established in 2003 in the Ontario market. SEM plans to expand into the Quebec market in 2004, which is in the process of allowing commercial and light industrial natural gas consumers to choose a fixed-price option.

Business Risks

Fixed-Price Offerings. In order to mitigate the price risk from offering its customers fixed-price, term natural gas contracts, SEM enters into forward physical and financial commodity transactions with third parties that have terms and conditions that are substantially the same as its customers' contracts. A marginally long, fixed-price natural gas position is maintained in order that SEM's sales team and agents can market the fixed-price offering to customers with a known cost of gas.

Legislative and Regulatory Environment. SEM operates in the highly regulated natural gas industry in the Province of Ontario. Decisions made or rules enacted by the Ontario Energy Board ("OEB"), new legislation or regulations or changes to existing legislation or regulations could impact SEM's operations. As part of the ABC-T Services (Agent, Billing & Collection Services) the Local Distribution Companies ("LDCs") are mandated by the OEB to perform certain services on behalf of SEM including natural gas storage, distribution, collection services and assuming the specific risk of any bad debts owing from SEM's customers under these types of customer arrangements. If the rules mandating the LDCs to provide the ABC-T services were withdrawn, there is no assurance the LDCs would continue to provide these services. This could require SEM to source these service requirements directly, potentially adversely affecting SEM's cost structure and profitability.

Balancing. SEM purchases natural gas to meet its estimated commitments to its customers based upon the historical consumption of gas by its customers evidenced by the records of the applicable LDC. Depending upon several factors, including weather, customers may use more or less natural gas than the volume purchased by SEM on their behalf. This would require SEM to purchase or sell over time the shortfall or excess volume at then current market prices, potentially adversely impacting SEM's profitability. SEM accrues estimated balancing costs on an ongoing basis.

Corporate

Management incentive and administrative fees were eliminated effective January 1, 2003 as part of the management internalization transaction that was approved by Unitholders on May 8, 2003, at a total cost of $141.3 million ($92.5 million after tax). Cash paid to terminate the contracts was re-invested to acquire 7.0 million trust units and 3.5 million warrants of the Fund and transaction costs of $2.5 million were incurred. The warrants are exercisable until May 7, 2008, at $20.00 per trust unit. The cost of the management internalization has been charged to net income (See Note 15(i) to Consolidated Financial Statements). As part of the internalization, senior management agreed to continue in their current roles as executive officers of Superior and signed employment agreements providing for certain retention arrangements by way of non-interest-bearing loans aggregating $6.5 million. These loans were used by senior management to purchase an aggregate of 325,000 trust units. The loans will be repaid through the payment of retention bonuses over the next four years and have been recorded in Unitholders' equity. Termination of the management and administrative agreements resulted in the elimination of fees payable by Superior and the Fund in 2003, estimated at $25.2 million (2002: $11.1 million). The cost of this transaction has been excluded from distributable cash flow due to its accretive nature.

Cash taxes were limited to federal and provincial capital taxes of $3.2 million (2002: $0.7 million), as income taxes were fully deferred. Cash taxes are expected to remain at similar levels for 2004. Capital taxes have been allocated to Superior's three business segments based on net taxable capital deployed.

Approximately 86%, 64%, and 18% of Superior's estimated net U.S. dollar cash flows for 2004, 2005 and 2006 respectively, have been hedged. As a consequence, a one-cent change in the Canadian dollar relative to the U.S. dollar is estimated to have a $0.1 million, $0.4 million and $0.8 million change in Superior's distributable cash flow for 2004, 2005 and 2006, respectively (See Note 14(iv) to the Consolidated Financial Statements).

Interest expense of $14.7 million in 2003 increased $11.9 million over the prior year, as debt borrowed to finance the acquisition of ERCO Worldwide was outstanding for the full year in 2003 as compared to the 13 day period subsequent to the closing of this acquisition in 2002. Effective interest rates were 1.4% higher than

the prior year as the ERCO Worldwide acquisition credit facility was refinanced during the fourth quarter with higher cost 10 year average life debt. Refer to the "Liquidity and Capital Resources" for further discussion of debt levels. Approximately 23% of Superior's total debt obligations are subject to fixed interest rates (35% including the Debentures net of interest rate swap). See "Business Risks – Interest Rates".

Distributions on the Debentures totalled $22.7 million, an increase of $15.0 million over the prior year. Distributions on the Series 2 Debentures issued in December 2002 to partially fund the ERCO Worldwide acquisition, contributed to a $19.2 million increase in distributions. Offsetting this was the impact of conversions of the Series 1 and Series 2 Debentures during the year, which reduced distributions on the Debentures by $4.2 million compared to 2002. (See "Financing Activity").

Quarterly financial and operating information for 2003 and 2002 are provided below. Approximately three-quarters of Superior Propane's operating cash flow is generated in the first and fourth quarter each year, as approximately 50% of the sales volumes are generated from space heating end-use applications. Net working-capital funding requirements follow a similar seasonal trend, peaking during the first quarter of each year and declining to seasonal lows during the third quarter. Operating distributable cash flow of ERCO Worldwide and SEM do not have significant seasonal fluctuations.

QUARTERLY FINANCIAL AND OPERATING INFORMATION

(millions of dollars except per trust unit amounts)	**2003 Quarter**				**2002 Quarter**			
	First	**Second (2)**	**Third**	**Fourth**	First	Second	Third	Fourth
Propane sales volumes (millions of litres)	**542**	**318**	**298**	**467**	519	357	317	495
Chemical sales volumes (thousands of metric tonnes)	**139**	**132**	**138**	**165**	–	–	–	17
Natural gas sales volumes (millions of GJs)	**4**	**5**	**6**	**6**	–	–	–	2
Gross profit	**139.2**	**100.0**	**95.0**	**137.5**	92.4	61.4	54.1	87.8
Net earnings/(loss)	**36.8**	**(81.5)**	**17.6**	**32.2**	32.5	10.9	6.0	19.3
Per basic trust unit	**$ 0.63**	**$ (1.59)**	**$ 0.18**	**$ 0.40**	$ 0.66	$ 0.20	$ 0.09	$ 0.34
Per diluted trust unit	**$ 0.56**	**$ (1.59)**	**$ 0.18**	**$ 0.40**	$ 0.62	$ 0.20	$ 0.09	$ 0.34
Distributable cash flow	**57.4**	**21.2**	**17.8**	**49.0**	37.5	16.9	11.5	24.6
Per basic trust unit	**$ 1.18**	**$ 0.38**	**$ 0.27**	**$ 0.71**	$ 0.82	$ 0.36	$ 0.24	$ 0.51
Per diluted trust unit	**$ 0.98**	**$ 0.38**	**$ 0.27**	**$ 0.66**	$ 0.76	$ 0.36	$ 0.24	$ 0.51
Net working capital (1)	**60.5**	**26.4**	**32.5**	**36.9**	42.6	27.0	34.4	54.0

(1) Net working capital reflects amounts as at the quarter end and is comprised of accounts receivable and inventories, less accounts payable and accrued liabilities.
(2) Second quarter 2003 results include a one time expense of $141.3 million ($92.5 million after tax) related to the internalization of management. See Note 15(i) to the Consolidated Financial Statements.

Fourth quarter 2003 distributable cash flow increased to $49.0 million or $0.71 per average trust unit outstanding, an increase of 39% over the prior year period. Net earnings for the quarter increased by 67%, predominantly due to the full-quarter contribution from ERCO Worldwide, the Albchem acquisition, and good performance from the propane and natural gas retailing businesses. In addition, management incentive fees for 2003 were eliminated as part of the management internalization transaction, which occurred in the second quarter of 2003. Other significant fourth-quarter events included the closing of the U.S. private placement offering of US$160 million, and the expansion of the secured revolving term bank credit facilities. Further

discussion of the 2003 fourth-quarter results, including these events, is provided elsewhere within this MD&A and in the Fund's Fourth Quarter and 2003 Earnings Release, dated March 2, 2004.

Liquidity and Capital Resources

The Fund's distributions to Unitholders are sourced entirely from its investments in Superior. The Fund's investments in turn are financed by trust unit equity and by the Debentures. The quoted market value of the Fund's trust unit capital and Debentures was $1,780.4 million and $301.6 million respectively, based on closing prices on December 31, 2003 on the Toronto Stock Exchange.

Superior's capital assets are financed substantially through equity and Shareholder Notes held by the Fund. Working capital is financed by proceeds raised from the trade accounts receivable sales program and revolving term bank credit facilities. Maintenance capital requirements are funded from operating cash flow. These expenditures are typically weighted towards the last half of the year, as Superior Propane's truck fleet, tanks and cylinders are renewed in preparation for the winter heating season. Distributions to Unitholders are funded by, and to the extent of, operating cash flow after provision for maintenance capital expenditures and distributions to Debentureholders and other provisions as deemed appropriate. Capital required to finance an expansion of Superior's business is financed by either additional borrowings by Superior or financings by the Fund. Through these funding policies, Superior maintains a strong financial position to facilitate the efficient execution of its business plans.

Financing Activity

In conjunction with the December 2002 ERCO Worldwide acquisition, a $340.0 million credit facility was arranged. This one-year facility was refinanced in 2003 as follows:

(millions of dollars)

206.8	U.S. private placement offering of US$160 million, 10 year average life senior secured Notes (the "Notes") completed October 29, 2003
88.9	offering of 4.5 million trust units on June 11, 2003
30.0	expansion of the trade accounts receivable sales program in April 2003
14.3	borrowings under Superior's secured revolving term bank facilities
340.0	

The Notes were issued at a combined effective interest rate of 6.65%. Superior swapped US$85 million of the fixed-interest rate obligation into a Canadian dollar floating interest-rate obligation at an effective interest rate of banker's acceptance rates plus 1.7%, which was 4.3% at year end. Standard & Poor's ("S&P") and Dominion Bond Rating Service ("DBRS") have assigned a credit rating of BBB- to the Notes (See Note 8 to the Consolidated Financial Statements).

On May 8, 2003, the Fund issued in conjunction with the termination of the management and administration and related employment retention agreements, 7.325 million trust units and 3.5 million warrants to purchase trust units exercisable until May 7, 2008, at $20.00 per trust unit. The value of the trust units and warrants issued was $138.8 million (See Note 15(i) to the Consolidated Financial Statements).

On May 22, 2003, S&P lowered Superior's unsecured corporate credit rating to BB+ from BBB- and changed its outlook to stable. DBRS confirmed Superior's corporate credit rating at BBB(low) with a stable outlook in January 2003. S&P stated, "The acquisition of the pulp chemicals business has materially changed Superior's business profile and increased leverage. Although the Company's operations are now more diversified, the addition of the pulp chemicals business has not decreased the Company's overall risk profile". Superior remains committed to maintaining an investment grade financial position to facilitate the efficient execution of its business plans.

On August 28, 2003, the Fund completed a public treasury offering of 4.85 million trust units for proceeds of $100.2 million, net of issue costs. These proceeds were raised to partially fund the $122.8 million cost of the Albchem acquisition, which closed on October 1, 2003. Between August 28 and October 1, these proceeds were used to temporarily pay down bank debt. The remaining $22.6 million acquisition cost was funded by borrowings under Superior's revolving term credit facilities (See Note 4 to the Consolidated Financial Statements).

During the third quarter, Superior expanded and extended the term of its secured revolving term bank credit facilities. Superior now has $35 million revolving term credit facilities with seven different financial institutions, for a total capacity of $245 million, an increase of 75% from prior year levels. Banking capacity was increased to support the growth of the business with the addition of ERCO Worldwide and the start-up of the natural gas retailing business. The credit facilities bear interest based on floating Banker's Acceptance or Libor rates plus applicable credit spreads. As of December 31, 2003, $111.0 million (2002: $103.4 million) had been drawn on these facilities of which US$50.5 million was drawn by ERCO Worldwide's operations in the United States. These facilities are secured by a general charge over the assets of Superior. The principal covenant of these facilities and the Notes limit the incurrence of additional long-term indebtedness and payment of distributions to the Fund if Superior's senior debt (including amounts raised from the accounts receivable sales program) exceeds three times earnings before interest, taxes, depreciation and amortization for the last 12-month period as adjusted for the proforma impact of acquisitions. At December 31, 2003, this ratio was 2.0 to 1.0 (See Note 8 to the Consolidated Financial Statements).

On December 17, 2002, $250 million Series 2 Debentures were issued, raising $239.5 million in net proceeds after issuance costs. The net proceeds were used to finance a portion of the ERCO Worldwide acquisition cost. The Series 2 Debentures are convertible at the option of the holder, into fully paid trust units of the Fund at a conversion price of $20.00 per trust unit. In January 2001, the Fund issued $100 million Series 1 Debentures. The Series 1 Debentures are convertible, at the option of the holders, into fully paid trust units of the Fund at a price of $16.00 per trust unit. The 8% fixed interest rate obligation on $100 million of the Debentures was swapped into a floating-rate obligation in order to maintain a floating interest-rate profile. Both series of Debentures have been classified as equity on the consolidated balance sheet because the Fund may elect to satisfy interest and principal obligations by the issuance of trust units. Because of the equity treatment, the distributions on the Debentures are charged directly to Unitholders' equity, but are deducted from the calculation of distributable cash flow. (See Note 12 to the Consolidated Financial Statements). During the year, $44.1 million of Series 1 Debentures were converted into 2.7 million trust units and $41.1 million of Series 2 Debentures were converted into 2.1 million trust units. Conversions accelerated through 2003 in response to the 30% increase in the trust unit price during the year. As at December 31, 2003, there were $25.6 million Series 1 and $208.9 million Series 2 Debentures outstanding.

The weighted average number of trust units outstanding in 2003 has increased by 27% to 59.4 trust units compared to the prior year. The increase resulted from the issue of the 4.85 million trust units to partially fund the Albchem acquisition, the 4.5 million trust unit offering completed in June 2003, to repay a portion of the ERCO Worldwide acquisition facility, the 7.325 million trust units issued in May in conjunction with the management internalization transaction and 4.8 million trust units issued on conversions of Debentures.

CONTRACTUAL OBLIGATIONS AND OTHER COMMITMENTS

			Payments Due in			
(millions of dollars)	Notes [1]	Total	**2004**	**2005-2006**	**2007-2008**	**2009 and thereafter**
Revolving term bank credits [2]	8	$ 111.0	–	$ 111.0	–	–
Term loans [3]	8	206.8	–	–	–	206.8
Operating leases [4]	14(i)	49.0	15.3	18.4	9.5	5.8
Natural gas, propane & electricity purchase commitments [5]	14(ii)(iii)	629.3	294.1	136.4	39.1	159.7
Future employee benefits	9	27.7	4.3	8.6	8.6	6.2
Total contractual obligations		1,023.8	313.7	274.4	57.2	378.5

(1) *Notes to the Consolidated Financial Statements.*
(2) These are $245 million, 364 day revolving facilities with a two-year amortizing term out period.
(3) These Notes have a 10-year average life with repayments commencing in 2009 and are fully repaid in 2015.
(4) Operating lease commitments together with the accounts receivable sales program described below, comprise Superior's off-balance sheet obligations.
(5) Natural gas and propane fixed-price purchase commitments support similar long-term committed customers' sales contracts.

Superior has entered into an agreement to sell, with limited recourse, certain account receivables on a 30-day revolving basis to an entity sponsored by a Canadian Chartered Bank to finance a portion of its working capital requirements. The receivables are sold at a discount to face value based on prevailing money market rates. As at December 31, 2003, proceeds of $100.0 million (2002: $68.6 million) had been raised from this program and were used to repay revolving term bank credits (See Note 5 to the Consolidated Financial Statements). The year-over-year increase in proceeds raised under this program of $31.4 million reflects the addition of ERCO Worldwide receivables in 2003. The accounts receivable sales agreement requires Superior to maintain a minimum unsecured credit rating standard (BB+ or better) and meet certain historically based collection performance standards. Superior's current credit ratings and other program requirements are in compliance.

Superior's total debt which includes the revolving term bank credits, the Notes and the proceeds from its receivable sales program amounted to $417.8 million at December 31, 2003, a decrease of $94.2 million from the prior year, as follows:

(millions of dollars)	
(88.9)	application of net proceeds from the June trust unit offering
(12.0)	2003 distributable cash flow exceeding distributions paid to Unitholders
(37.4)	reduction in Canadian dollar equivalent of U.S. dollar debt levels
22.6	funding of Albchem acquisition net of proceeds from the August trust unit offering
7.0	funding of the ERCO Worldwide cell replacement and Thunder Bay sodium chlorite growth capital projects
14.5	decrease in net working capital of $25.4 million, net of increase in accounts receivable sales program proceeds of $31.4 million, and other
(94.2)	2003 reduction of total debt

Superior's net working capital requirements at December 31, 2003 decreased by $25.4 million from the prior year-end level, due to the expansion of Superior's revolving trade accounts receivable sales program by approximately $30 million of ERCO Worldwide accounts receivables, partially offset by the elimination of management incentive fees payable for 2003, which in 2002 amounted to $11.1 million.

At December 31, 2003, 49% of Superior's total debt is not repayable for at least five years. This improved repayment profile, combined with the expansion of its secured revolving term credit facilities during 2003, has significantly strengthened Superior's liquidity position compared to the previous year. At December 31, 2003, Superior's total debt included US$125.5 million of debt, which was substantially equivalent to the amount of U.S. dollar-denominated assets on its balance sheet.

Outlook

In 2004, we anticipate distributable cash flow per trust unit to be comparable to 2003, after adjusting for the one-time impact of the timing of the issue of units resulting from the internalization of the management agreements in 2003. Increased distributable cash flow is expected from a full year's contribution from ERCO Worldwide's acquisition of Albchem and continued profitable growth by Superior Energy Management, offset by the dilutive impact of the continued conversion of the Debentures into trust units.

Over the longer term, the Fund plans to continue its disciplined diversification strategy by taking advantage of profitable growth opportunities within each division and to acquire other businesses that have risk profiles appropriate for an income fund structure. Acquisitions must be accretive to Unitholder distributions and be financed in a manner that maintains Superior's existing financial strength.

Sensitivity Analysis

The Fund's estimated cash flow sensitivity in 2004 to the following changes are provided below:

	Change	Change	Impact on Distributable Cash Flow	Per Trust Unit
Propane Retailing Business				
Change in sales margin	$0.005/litre	3%	$ 8.1 million	$ 0.12
Change in sales volume	50 million litres	3%	$ 6.4 million	$ 0.09
Pulp Chemicals Business				
Change in sales price	$10.00/tonne	2%	$ 5.7 million	$ 0.08
Change in sales volume	10,000 metric tonnes	2%	$ 3.5 million	$ 0.05
Natural Gas Retailing Business				
Change in sales margin	$0.02/GJ	5%	$ 0.4 million	$ 0.01
Change in sales volume	1 million GJ	5%	$ 0.4 million	$ 0.01
Corporate				
Change in Cdn$/US$ exchange rate (1)	$0.05	4%	$ 0.5 million	$ 0.01
Corporate change in interest rates	1%	25%	$ 4.2 million	$ 0.06

(1) After giving effect to US$ forward sales contracts. See Note 14(iv) to the Consolidated Financial Statements.

Business Risks – Corporate

Interest Rates. Superior maintains a substantial floating interest-rate exposure through a combination of floating interest-rate borrowings and a hedging program. Approximately 50% of the Propane Retailing and 100% of the Pulp Chemicals demand levels are affected by general economic trends. Generally speaking, when the economy is strong, interest rates increase as does sales demand from Superior's customers, thereby increasing Superior's ability to pay higher interest costs and vice versa. In this way, a common relationship between economic activity levels, interest rates and Superior's ability to pay higher or lower rates are generally aligned, providing Superior with a natural business hedge against interest rates.

Foreign Exchange Risk. A portion of Superior's net cash flows are denominated in U.S. dollars. Accordingly, fluctuations in the Canadian/United States dollar exchange rate can impact profitability. Superior mitigates this risk by hedging. See "Sensitivity Analysis".

Critical Accounting Estimates. Application of accounting estimates requires certain assumptions to be made regarding future events. These estimates require experience and judgement and are subject to inherent risk of inaccuracy, particularly where they relate to events expected to take place well into the future. Long-term estimates are examined on a regular basis and adjusted prospectively where necessary.

New Accounting Policies. The Fund is adopting the Canadian Institute of Chartered Accountants ("CICA") Accounting Guideline 13, "Hedging Relationships" effective January 1, 2004. This guideline sets out the criteria an entity must meet in order to use hedge accounting and imposes additional documentation, financial and disclosure requirements on the Fund to ensure hedge accounting will be achieved. The Fund utilizes derivative and other financial instruments to manage its exposure to market risks related to interest rates, foreign currency exchange rates and commodity prices. This is not expected to impact 2004 results.

The Fund has chosen to adopt, effective December 31, 2003, CICA's new requirements for "Employee Future Benefits – Additional Disclosures." These new disclosures provide additional information to allow financial statement users to better understand an entity's employee future benefit obligations and costs. In response to these requirements, the Fund has expanded its disclosure of its accounting policy for future employee benefits in Notes 1 and 9 to the Consolidated Financial Statements.

Management has reviewed the CICA accounting standards and guidelines on "Financial Instruments – Disclosure and Presentation" which becomes effective in 2005. While the adoption of this change in accounting policy will have no impact on the Fund's distributable cash flow, it will have a material impact on the Fund's financial statements. Currently the Debentures are shown as part of Unitholders' capital and under the new requirements will be reclassified to a long term obligation of the Fund. Consequently the related interest on these Debentures will also be reclassified to interest expense, from a Debenture distribution from equity. This reclassification will have no impact on Superior's debt covenants, as these Debentures are of a subordinated nature.

Selected Financial Information

(millions of dollars except per trust unit amounts)	2003 (2)	2002	2001
		Years Ended December 31	
Total assets (as at December 31)	**1,436.0**	1,392.7	654.9
Total revenues	**1,234.3**	640.9	787.5
Gross profit	**471.7**	295.8	300.7
Net earnings	**5.1**	68.8	37.4
Per trust unit (1)	**$ (0.30)**	$ 1.29	$ 0.67
Cash generated from operations before changes in working capital	**36.7**	101.4	89.3
Distributable cash flow	**145.4**	90.6	78.3
Per trust unit	**$ 2.45**	$ 1.93	$ 1.71
Cash Distributions per trust unit (3)	**$ 2.28**	$ 1.99	$ 1.67
Current and long-term debt (as at December 31)	**317.8**	443.4	101.0

(1) Net (loss)/earnings per trust unit, net of distributions to Debentureholders, basic and diluted.

(2) 2003 results include a one time expense of $141.3 million ($92.5 million after tax) related to the internalization of management. See Note 15(i) to the Consolidated *Financial Statements.*

(3) Cash distributions per trust unit paid in fiscal year.

Superior Plus
Income Fund

NOTICE OF ANNUAL MEETING

NOTICE IS HEREBY GIVEN that an annual meeting of Unitholders of Superior Plus Income Fund (the "Fund") will be held in the Strand/Tivoli Room of the Metropolitan Centre, 333 - 4th Avenue S.W., Calgary, Alberta, Canada on Wednesday, May 5, 2004, at 2:00 p.m. (Calgary time) for the following purposes:

(1) to receive the annual report, including the financial statements of the Fund for the year ended December 31, 2003, and the auditors' report thereon;

(2) to elect nine (9) directors of Superior Plus Inc.;

(3) to appoint auditors of the Fund; and

(4) to transact such other business as may properly come before the meeting or any adjournment thereof.

DATED at Calgary, Alberta, this 2nd day of March, 2004.

By order of the Board of Directors
of Superior Plus Inc.

"Theresia R. Reisch"

Theresia R. Reisch
Secretary

Unitholders who are unable to attend the meeting in person are requested to complete, date and sign the enclosed form of proxy and return it, in the envelope provided, to Computershare Trust Company of Canada, Service Delivery, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, so that it is received no later than 11:30 a.m. (Toronto time) on the business day immediately preceding the day of the meeting or any adjournment thereof.

Superior Plus
Income Fund

3408 Canterra Tower
400 – 3rd Avenue SW
Calgary, Alberta T2P 4H2

INFORMATION CIRCULAR

This Information Circular is furnished in connection with the solicitation of proxies by Superior Plus Inc. ("Superior") for use at the annual meeting (the "Meeting") of unitholders ("Unitholders") of Superior Plus Income Fund (the "Fund") called for May 5, 2004. This Information Circular and a form of proxy will be mailed on or about March 24, 2004, to the Unitholders of record on March 17, 2004. Information contained herein is given as of March 2, 2004, unless otherwise specifically stated.

PROXIES

It is expected that the solicitation of proxies from the Unitholders for use at the Meeting will be primarily by mail, but proxies may also be solicited personally by the directors and officers of Superior. The cost of this solicitation will be borne by Superior.

Each of the persons named in the enclosed form of proxy to represent Unitholders at the Meeting is a director or officer of Superior. **Each unitholder has the right to appoint some other person to represent him/her at the Meeting and may exercise this right by inserting such other person's name in the blank space provided in the enclosed form of proxy or by completing another form of proxy.** A person so appointed to represent a unitholder at the Meeting need not be a unitholder.

In order to be valid for use at the Meeting or any adjournment thereof, a duly completed proxy must be received by Computershare Trust Company of Canada, Service Delivery, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, not later than 11:30 a.m. (Toronto time) on the business day immediately preceding the day of the Meeting or any such adjournment. A unitholder who has given a proxy may revoke it by depositing a form of revocation of proxy, signed by the unitholder or by the unitholder's attorney authorized in writing, at the registered office of the Fund at the address shown above, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof. Alternatively, the unitholder may revoke the proxy and may vote in person, as to any matter on which a vote has not already been cast pursuant to the authority conferred by the proxy, by depositing such form of revocation of proxy with the Chairman of the Meeting at the Meeting or any adjournment thereof, or the unitholder may revoke the proxy in any other manner permitted by law.

On any ballot that may be called for at the Meeting, all trust units in respect of which the persons named in the enclosed form of proxy have been appointed to act will be voted or withheld from voting in accordance with the specifications made in the proxy. **If a specification is not made with respect to any matter, the trust units will be voted FOR the election of nine directors as specified in this Information Circular and FOR the appointment of Deloitte & Touche LLP as auditor as set forth in this Information Circular.**

The form of proxy confers discretionary authority upon the persons appointed with respect to amendments to the matters identified in the notice of the Meeting and with respect to any other matters

which may properly come before the Meeting. Management of Superior knows of no matters to come before the Meeting other than the matters identified in the notice of the Meeting. If any matters which are not known should properly come before the Meeting, the persons named in the enclosed form of proxy will vote on such matters in accordance with their best judgement.

NOTICE TO BENEFICIAL HOLDERS OF TRUST UNITS

The information set forth in this section is of significant importance to many Unitholders, as a substantial number of the Unitholders do not hold trust units in their own name. Unitholders who do not hold their trust units in their own name (referred to herein as "beneficial Unitholders") should note that only proxies deposited by Unitholders whose names appear on the records of the Fund as the registered holders of trust units can be recognized and acted upon at the Meeting. If trust units are listed in an account statement provided to a unitholder by a broker, then in almost all cases those trust units will not be registered in the unitholder's name on the records of the Fund. Such trust units will more likely be registered under the name of the unitholder's broker or an agent of that broker. In Canada, the vast majority of such trust units are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities Limited, which acts as nominee for many Canadian brokerage firms). trust units held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the beneficial unitholder. Without specific instructions, the broker/nominees are prohibited from voting trust units for their clients. The Fund does not know for whose benefit the trust units registered in the name of CDS & Co. are held.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from beneficial Unitholders in advance of Unitholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by beneficial Unitholders in order to ensure that their trust units are voted at the Meeting. Often, the form of proxy supplied to a beneficial unitholder by its broker is identical to the form of proxy provided to registered Unitholders; however, its purpose is limited to instructing the registered unitholder how to vote on behalf of the beneficial unitholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("ADP"). ADP typically mails a scanable Voting Instruction Form in lieu of the form of proxy. The beneficial unitholder is requested to complete and return the Voting Instruction Form to them by mail or facsimile. Alternatively the beneficial unitholder can follow specific telephone or other voting procedures to vote the trust units held by the beneficial unitholder. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of trust units to be represented at the Meeting. A beneficial unitholder receiving a Voting Instruction Form from ADP cannot use that Voting Instruction Form to vote trust units directly at the Meeting as the Voting Instruction Form must be returned as directed by ADP, or the alternate voting procedures must be completed, well in advance of the Meeting in order to have the trust units voted.

VOTING OF TRUST UNITS AND PRINCIPAL HOLDERS THEREOF

Only persons who are holders of record of trust units of the Fund on March 17, 2004 shall be entitled to attend the Meeting and to vote thereat. On March 2, 2004, the Fund had 70,428,021 trust units outstanding. Holders of trust units are entitled to one vote for each Trust Unit held at all meetings of Unitholders of the Fund. A quorum at the Meeting will consist of at least two Unitholders present in person or represented by proxy and representing not less than 10 percent of the trust units entitled to be voted at the Meeting.

To the best of the knowledge of the directors and officers of Superior, no person beneficially owns, directly or indirectly, or exercises control or direction over trust units carrying more than 10 percent of all the votes attached to the outstanding trust units of the Fund.

ELECTION OF DIRECTORS

The board of directors of Superior (the "Board of Directors" or the "Board") is responsible for the administration of the affairs of the Fund and for managing the business and affairs of Superior. The Board currently consists of nine members each of which, in accordance with the governing documents of the Fund, shall be elected by the Unitholders of the Fund.

At the Meeting, the Unitholders will be asked to elect the persons listed in the following table as directors of Superior. To be approved, such resolution must be passed by the affirmative votes cast by holders of more than 50% of the trust units represented in person or by proxy at the Meeting that vote on such resolution. Each of the proposed nominees has consented to be named in this Information Circular and to serve as a director of Superior if elected. The Fund has no reason to believe that any proposed nominee will be unable to serve as a director, but should any such nominee become unable to do so for any reason prior to the Meeting, the persons named in the enclosed form of proxy, unless directed to withhold from voting, reserve the right to vote for other nominees in their discretion.

The names, committee memberships, municipalities of residence, and principal occupations for the five preceding years of the directors and nominees for director of Superior, and the year each current director first became a director, are shown below. Other than Mr. Gish and Mr. Valentine who were appointed on October 7, 2003 and January 30, 2004, respectively, each current director was appointed by resolution in writing of the sole shareholder of Superior on April 24, 2003. Each current director was appointed to serve until the next annual meeting or until a successor is elected or appointed. Unless otherwise indicated, each director and nominee has been engaged for the past five years in the specified present principal occupations or in other executive capacities with Superior or the other entities referred to, or with affiliates, subsidiaries or predecessors thereof. In addition, unless otherwise indicated, each director listed below has been a director of Superior continuously since his or her initial appointment.

As of March 2, 2004, the directors and nominees as a group owned, directly or indirectly, 1,880,983 trust units of the Fund, representing approximately 2.7% of the outstanding trust units. The number of trust units of the Fund that each director and nominee beneficially owns, directly or indirectly, or exercises control or direction over, as of March 2, 2004 is included in the table below. The information as to the ownership or control or direction of trust units, not being within the knowledge of Superior, has been furnished by the directors and nominees individually.

Name and Municipality of Residence	Director Since	Number of trust units	Principal Occupation
Grant D. Billing Calgary, Alberta	1994	1,242,917 (3)(4)	Executive Chairman of Superior.
Robert J. Engbloom, Q.C. (2) Calgary, Alberta	1996	7,294	Partner, Macleod Dixon LLP (law firm).

Name and Municipality of Residence	Director Since	Number of trust units	Principal Occupation
Peter A.W. Green (2)(5) Campbellville, Ontario	1996	4,661	Chairman of The Frog Hollow Group Inc. (international business advisors) and Chairman of Patheon Inc. (global pharmaceutical company)
Allan G. Lennox (2) Calgary, Alberta	1996	15,220	Principal of AG Lennox & Associates (human resource consulting firm).
James S.A. MacDonald (2) Toronto, Ontario	2000 (6) (also, May 28/98 - Dec 11/98)	99,757 (3)(4)	Chairman and Managing Partner of Enterprise Capital Management Inc. ("ECMI")(investment management company).
Geoffrey N. Mackey Calgary, Alberta	2000 (6) (also, Oct 8/96 - Dec 8/98)	486,235 (3)(4)	President and Chief Executive Officer of Superior.
David P. Smith (1) Toronto, Ontario	1998	21,898 (3)(4)	Managing Partner of ECMI.
Norman R. Gish (1) Calgary, Alberta	2003 (9)	3,001 (10)	President, Gish Consulting Inc. (energy industry consulting firm) since April 1, 2001 and prior thereto, Chairman, President and CEO of Alliance Pipeline Limited (natural gas transportation company).
C. Peter Valentine (1) Calgary, Alberta	2004	Nil	Senior Advisor to the President and C.E.O. of the Calgary Health Region (health care). Formerly Auditor General of Alberta, from 1995 – 2002.

Notes:

(1) Member of Audit Committee.

(2) Member of Governance and Human Resources Committee.

(3) Messrs. Billing, MacDonald, Mackey and Smith also own 650,347, 52,076, 206,929 and 7,054 warrants, respectively, to acquire trust units of the Fund at an exercise price of $20.00 expiring on May 8, 2008.

(4) Messrs. Billing, MacDonald, Mackey and Smith are each either directors and/or officers of Superior Capital Management Inc., which is the administrator of the Superior Investment Trust which holds 1,019,009 trust units of the Fund. Messrs. Billing and Mackey also own approximately 35% of the outstanding units of the Superior Investment Trust.

(5) Mr. Green was appointed Lead Director of Superior on August 11, 2003. Mr. Green has been appointed as a director and officer of companies that have financial difficulties to assist such companies with financial restructuring, proposals or compromise arrangements. In this capacity, Mr. Green was appointed a director of Phillip Services Corp. which made a proposal under chapter 11 of the U.S. Bankruptcy Code and the *Companies Creditors' Arrangement Act* (Canada) in 1999 and briefly became the Chairman and C.E.O. of Norigen Inc. which went into receivership in August, 2001.

(6) Director of ICG Propane Inc. ("ICG") for the duration of the Hold-Separate Order of the Competition Bureau which required Superior to keep ICG's operations separate from its own. ICG was amalgamated with Superior effective September 30, 2000.

(7) The directors of Superior hold an aggregate of 633,334 options to acquire trust units.

(8) The Corporation does not have an Executive Committee.

(9) Mr. Gish served as a trustee of the Fund from September 2000 to October 2003 and as Chairman of ICG from December 1998 to September 2000.

(10) Mr. Gish also owns $53,000 principal amount of the Series 2 Convertible Debentures of the Fund.

APPOINTMENT OF AUDITOR

At the Meeting, the Unitholders will be asked to vote for the appointment of Deloitte & Touche LLP, Chartered Accountants, as the auditor of the Fund. Deloitte & Touche was first appointed auditor of the Fund effective August 2, 1996. To be approved, such resolution must be passed by the affirmative votes cast by holders of more than 50% of the trust units represented in person or by proxy at the Meeting that vote on such resolution.

INTEREST OF CERTAIN PERSONS IN MATERIAL TRANSACTIONS

Other than the internalization of Superior's management which was approved by disinterested Unitholders of the Fund and completed on May 8, 2003 (the "Internalization"), there were no material interests, direct or indirect, of any directors or executive officers of the Fund or Superior, nominees for director, any shareholder who beneficially owns more than 10% of the trust units of the Fund, insiders of the Fund, or any known associate or affiliate of such persons in any transaction since the commencement of the Fund's last completed financial year or in any proposed transaction which has materially affected or would materially affect the Fund or Superior.

The details of the Internalization were provided to Unitholders of the Fund at pages 8 to 15 of the information circular dated April 3, 2003 which details are incorporated by reference herein. This information can be found on SEDAR at *www.sedar.com* and Superior will, upon request by a unitholder, promptly provide a copy of such information free of charge to such unitholder.

PERFORMANCE GRAPH

The following graph illustrates changes from December 31, 1999 to December 31, 2003, in cumulative return to Unitholders of an investment in the trust units of the Fund compared to the cumulative total shareholder return on the Standard & Poors/TSX Composite Total Return Index ("TSX") and the cumulative total unitholder return of the Income Trust Index designed by Scotia Capital ("SCM.IU"), assuming the reinvestment of cash distributions.



SPF.UN
TSX
SCM.IU
295
275
255
235
215
195
175
155
135
115
95
75
31-Dec-99
31-Dec-00
31-Dec-01
31-Dec-02
31-Dec-03

	31-Dec-99	31-Dec-00	31-Dec-01	31-Dec-02	31-Dec-03
SPF.UN	100	127	153	200	288
TSX	100	107	94	82	104
SCM.IU	100	128	159	180	249

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

Superior maintains directors' and officers' liability insurance for the directors and officers of Superior as well as for the trustee of the Fund. Under this insurance, the insurer pays, on behalf of the Fund or Superior, for losses for which each of these entities indemnifies its directors, officers or trustees and, on behalf of such persons, for losses which are suffered during the performance of their duties, which are not indemnified by Superior or the Fund.

The premium for this insurance for the period of June 30, 2003 to May 1, 2004 was US$67,507, which premium was paid by Superior. The aggregate annual insurance coverage is limited to US$25,000,000 with a corporate deductible of US$1,000,000 on each loss and no individual deductible.

STATEMENT OF EXECUTIVE COMPENSATION

Composition of the Compensation Committee

Prior to January 13, 2004, the Human Resources Committee of the Board of Directors had oversight responsibilities for monitoring and assessing Superior's human resources policies and procedures, including its compensation and incentive programs. The Committee consisted of two non-executive directors, namely Messrs. Lennox (Chairman of the Committee) and MacDonald, as well as one executive director, Mr. Billing. Mr. Billing was one of the senior executives of Superior involved in the Internalization transaction which was completed in 2003. See "Interest of Certain Persons in Material Transactions". Following completion of the Internalization and the corporate governance reorganization which was approved by Unitholders and completed on October 7, 2003 (the "Governance Reorganization"), the Board further reviewed and altered its governance structure and mandates on January 13, 2004. As part of this process the Human Resources Committee of the Board of Directors was renamed the Governance and Human Resources Committee and the membership was changed such that it now consists of four non-executive members, namely Messrs. Green (Chairman), Engbloom, Lennox and MacDonald. In addition to its responsibility for overseeing the corporate governance of the Fund, the Committee maintained its responsibility for human resources matters, including responsibility for the senior executive management compensation programs.

Report on Executive Compensation

Superior's executive compensation programs focus on rewarding performance and contributions to the achievement of corporate and divisional goals and objectives. The programs reflect a total compensation philosophy for all employees. The guiding principle is to align the employees' and executives' interests with those of the Unitholders of the Fund. To this end, base salaries and benefit programs are competitive and market-based within the industries from which Superior recruits, and are targeted at the median. Incentive programs act as the lever that enables executives and employees to be compensated above that level. For 2003, the incentive programs were adjusted to reflect the divisionalization and new structure of Superior. The compensation of Grant D. Billing, Executive Chairman, Geoffrey N. Mackey, President and CEO, W. Mark Schweitzer, Executive Vice-President, Corporate Development and CFO, John W. Cooper, President of Superior Propane, and Paul S. Timmons, President of ERCO Worldwide, (collectively, the "Named Executive Officers" or "NEO's") is determined by the Governance and Human Resources Committee, which reviews each NEO's performance and compensation on an annual basis. The compensation package for officers and senior employees, including NEO's has three components: (a) base salary and benefits; (b) annual bonus program; and (c) long-term incentive programs.

Base Salary

In determining base salaries, Superior and its divisions review confidential competitive data obtained from third-party consultants in order to compare the compensation programs with other companies whose operations, general business activities and number of employees are similar. The base pay for each employee, including that of each NEO is targeted at the median or middle of the market place and is compared to other employees and executive officers to ensure internal equity.

Benefit plans provided by Superior and its divisions in the form of group life, health and medical, pension/savings plan and other benefits are available to all salaried and to a majority of hourly employees. These are competitive and targeted at the median.

Annual Bonus Program

The annual bonus program rewards senior employees for their contribution to the overall performance of Superior and in the case of the divisional employees to the performance of their respective division. The key performance measure for corporate employees is based on targets that award the increase in the distributable cash flow per trust unit over the previous year. The actual annual bonus for corporate employees is based on the level within the organization and range between 0% and 100% of base salary. The divisional bonus plans for Superior Propane and ERCO Worldwide are similar in concept and designed to award the maintenance and increase of operating distributable cash flow targets. If targets are met, payout levels range from 15% to 35% of base salary, depending on the employee's level within the division. Employees of Superior Energy Management receive a bonus based on a percentage of the division's distributable cash flow. The Committee and the Board of Directors, at their discretion, may further adjust the amount of the incentive bonus. The 2003 annual bonus for each NEO was based on these performance measures.

Long-term Incentive Programs

To align the interests of senior officers and employees of Superior with the interests of Unitholders, and to focus on long-term value creation and growth, Superior established the following programs (a) Trust Unit Incentive Program ("TUIP") for outside directors, officers and senior employees at the corporate level, (b) Phantom Option Plan ("POP") for officers and senior employees of ERCO Worldwide and Superior Propane, and (c) Management Trust Unit Purchase Plan ("MTUPP") for officers and senior employees at the corporate and divisional level.

The TUIP was established in 1996 to create a significant relationship between the Fund's performance and officer and senior employee compensation. Options are granted annually and have an exercise price equal to the market price at the time of grant. Currently, options have a five-year term and 20% of the options vest immediately and an additional 20% vest annually over the next four years. Effective for 2003, eligibility has been restricted to directors, senior corporate officers and employees. In May of 2003, Messrs. Billing and Mackey were each granted 250,000 and Mr. Schweitzer was granted 150,000 Trust Unit options under the terms of the TUIP as part of the senior executive retention arrangements agreed to as part of the Internalization transaction. The eligibility of these executives, any other officers and employees of Superior and the number of options such persons are entitled to receive under the TUIP are considered periodically by the Board. None of the other NEO's were eligible to participate in the TUIP in 2003.

The POP was established effective January 1, 2003 to encourage and reward officers and senior employees for long-term sustainable value creation within their divisional businesses. The POP has features similar to those of the TUIP, except that a phantom unit simulates the market value of the respective division, which is determined on a quarterly basis and approved by the Board. POP grants have a four-year term and one-third of the phantom options vest on each of the first, second and third anniversaries of the date of grant. Of the NEO's, Messrs. Cooper and Timmons participate in the POP.

The MTUPP was first established in January of 1999 to further improve management's alignment with Unitholders. Under the terms of the MTUPP, participants may acquire trust units of the Fund through open market purchases in pledge accounts established by individual participants with an

investment dealer. Participants borrow directly from a chartered bank the entire cash amount required to make the Trust Unit purchases. Superior guarantees up to 66% of the loan amount with the trust units pledged as security for such indebtedness.

For 2003 and forward, the loan amounts are limited to $125,000 annually to a maximum exposure of $375,000. In addition, Messrs. Mackey and Schweitzer are no longer eligible to participate in the MTUPP. A transition program has been put in place to bring down the higher loan amounts previously granted under the MTUPP. Participation in the MTUPP is strictly voluntary and none of the NEO's participated during 2003 with additional loan amounts.

President & CEO Compensation

On May 8, 2003, Mr. Mackey entered into an employment agreement with Superior as a condition to the Internalization transaction, the terms of which are detailed under "Termination of Employment, Change in Responsibilities and Employment Contracts" on page 12 of this information circular. Mercer Human Resource Consulting LLC was retained as executive compensation advisor to ensure that the compensation package reflected Superior's size, its business structure and that it is focused on the performance of Superior. The Governance and Human Resources Committee is satisfied that Mr. Mackey's compensation package is consistent with current practice and competitive in the market place. For the year ended December 31, 2003, Mr. Mackey received a bonus payment of $331,150, consistent with Superior's bonus program, reflecting the strong growth in distributable cash flow of the Fund.

Submitted by the Governance and Human Resources Committee of Superior: Peter A.W. Green (Chairman), Robert J. Engbloom, Allan G. Lennox and James S.A. MacDonald.

Summary Compensation Table

The following table sets out a summary of executive compensation for the President and Chief Executive Officer, the Executive Vice-President, Corporate Development and Chief Financial Officer, and each of the three highest compensated executive officers other than the Chief Executive Officer and Chief Financial Officer of Superior (collectively, the "Named Executive Officers") for each of the three years starting January 1, 2001 and ending December 31, 2003.

		Annual Compensation		Long-Term Compensation		
					Awards	
Name and Principal Position with Superior	Year	Salary ($)	Bonus ($)	Other Annual Compensation[1] ($)	trust units Under Options/SARs Granted (#)	All other Compensation[2] ($)
Grant D. Billing[3]	2003	181,158	181,158	55,000	250,000	14,493
Executive Chairman	2002	151,500	69,324	–	–	10,616
	2001	122,500	35,554	–	–	7,847
Geoffrey N. Mackey	2003	331,150	331,150	55,000	250,000	26,492
President & Chief	2002	275,000	174,584	–	–	22,000
Executive Officer	2001	256,000	90,934	–	–	20,461

Name and Principal Position with Superior	Year	Annual Compensation Salary ($)	Bonus ($)	Long-Term Compensation Other Annual Compensation[1] ($)	Awards trust units Under Options/SARs Granted (#)	All other Compensation[2] ($)
W. Mark Schweitzer	2003	254,350	178,043	33,000	150,000	20,350
Executive Vice-President,	2002	235,000	134,090	–	–	18,800
Corporate Development &	2001	215,800	65,754	–	–	17,261
Chief Financial Officer						
John W. Cooper	2003	227,000	52,949	–	–	18,200
President,	2002	200,000	113,838	–	–	16,000
Superior Propane	2001	180,100	55,086	–	7,430	14,211
Paul S. Timmons	2003	260,000	115,000	–	–	8,972
President,	2002 [4]	9,917	–	–	–	344
ERCO Worldwide						

Notes:

(1) Represents the value of the interest benefits of the loans received by these Named Executive Officers on completion of the Internalization. See "LTIP Awards".

(2) The benefit provisions under Superior's pension and savings plan provide employees with a defined contribution benefit pension/savings plan option. Superior matches an employee's contribution under this plan up to 8% of base salary. The plan is available to employees generally, except for the ERCO Worldwide employees who have a similar plan with ERCO Worldwide matching up to 3.5% of base salary.

(3) Mr. Billing's salary numbers include his annual director's fees of $26,500 for each of 2003 and 2002 and $22,500 for 2001. Mr. Billing performs his duties on a part-time basis.

(4) Mr. Timmons became an employee of Superior when Superior purchased ERCO Worldwide on December 19, 2002.

Long-Term Incentive Plan ("LTIP") Awards

The following tables set out all LTIP awards made to the Named Executive Officers during the fiscal year ended December 31, 2003.

Senior Executive Retention Bonuses

On May 8, 2003, Superior completed the internalization of its management and entered into employment agreements with the three senior executives of Superior formerly employed by Superior Capital Management Inc. In an effort to secure the long term commitment of these executives, Superior agreed to provide the retention bonuses described in the table below.

Name	Securities, Units or Other Rights (#)	Performance or Other Period Until Maturation or Payout	Estimated Future Payouts Under Non-Securities-Price-Based Plans Threshold [2] ($)	Target ($)	Maximum [3] ($)
Grant D. Billing [1]	125,000 trust units	4 years	1,000,000	2,500,000	2,500,000
Geoffrey N. Mackey [1]	125,000 trust units	4 years	1,000,000	2,500,000	2,500,000
W. Mark Schweitzer [1]	75,000 trust units	4 years	600,000	1,500,000	1,500,000

Notes:

(1) On completion of the Internalization on May 8, 2003, each of these executive officers signed employment agreements with Superior and the Fund. Pursuant to the terms of those agreements, the Fund advanced Grant Billing $2,500,000, Geoff Mackey $2,500,000 and Mark Schweitzer $1,500,000 by way of non-interest bearing limited recourse loans which the executives used to purchase an aggregate of 325,000 trust units as indicated in the table above. The executives are required to repay the loans in installments of 40% on the first

anniversary of the employment agreements and 20% on each subsequent anniversary and will receive a bonus payment equal to the repayment obligation on each anniversary date of the employment agreements if such executive is still employed by Superior. If the executive voluntarily resigns from Superior or is terminated for cause, the loan advance becomes immediately due and such executive has no further entitlement to any further retention bonuses. The trust units issued in respect of the retention bonuses have been pledged to Superior to secure the loan advances.

(2) Represents the amount payable if these executives remain employed by Superior for one year but less than two years from the date of the employment agreements.

(3) Represents the maximum amount payable if these executives remain employed by Superior for four years from the date of the employment agreements.

Divisional Phantom Option Plan ("POP")

On July 29, 2003, Superior created the POP effective retroactively to January 1, 2003 for divisional management of Superior Propane and ERCO Worldwide. The POP is designed to reward participants on a long term basis for growing the value of their division. The POP is also designed to expose participants to fluctuations in the value of their divisions.

The POP ascribes a value to notional units of each division of Superior. The value of the units for each division simulates the market value of the respective division. This value is determined on a quarterly basis at each quarterly Board meeting of Superior. Participants are granted phantom options under the POP on an annual basis at an exercise price equal to the value of the division's units (as determined by the Board) on such date. The options have a 4 year term and vest as to one-third of the original amount on the first, second and third anniversaries of the original grant date. The options are exercisable only within the 14 days immediately following a quarterly Board meeting at which the value of the notional units of each division is determined. The options expire 14 days after the fourth anniversary of the quarterly Board meeting in which such options were granted. Upon exercise, holders of phantom options are entitled to receive a cash payment equal to the increase in value of the notional units of the division from the date of grant of the option, if any, multiplied by the number of phantom options exercised.

The table below describes the awards under the POP made to the Named Executive Officers during the year ended December 31, 2003.

			Estimated Future Payouts Under Non-Securities-Price-Based Plans		
Name	**Securities, Units or Other Rights (#)**	**Performance or other period until Maturation or payout**	**Threshold ($)**	**Target ($)**	**Maximum ($)**
John Cooper	125,000 Phantom Options	4 years	–	–	–
Paul Timmons	125,000 Phantom Options	4 years	–	–	–

Notes:

(1) No securities of the Fund are issued pursuant to the POP plan. As described above, these executives are entitled to a cash payment on exercise of the phantom options equal to the increase in the value of the notional units of the division from the date the phantom options are granted to the date they are exercised, if any, multiplied by the number of phantom options exercised.

(2) The annual number of phantom options granted to an individual is set forth in the POP based on the position of the individual in the division and must also be approved by Superior's Board of Directors at the time of grant.

Options and Stock Appreciation Rights

The following table sets out all option and stock appreciation rights ("SAR") grants made to the Named Executive Officers during the fiscal year ended December 31, 2003.

Option/SAR Grants During the Most Recently Completed Financial Year

Name	# of trust units Under Options/SAR Granted	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options /SARs on the Date of Grant ($/Security)	Expiration Date
Grant D. Billing	250,000(2)	29.0	$19.65	$19.65	April 2, 2008
Geoffrey N. Mackey	250,000(2)	29.0	$19.65	$19.65	April 2, 2008
W. Mark Schweitzer	150,000(2)	17.4	$19.65	$19.65	April 2, 2008

Notes:

(1) All options entitle the holder thereof to acquire trust units. The options included in the table were granted under the TUIP. Under the TUIP, options are granted for a five-year term and are exercisable as to 20% immediately and an additional 20% on each anniversary of the date of grant. Pursuant to the terms of the TUIP, the exercise price for each option may not be lower than the closing price of the trust units on the Toronto Stock Exchange (the "TSX") on the last day on which the trust units traded prior to the date on which the option is granted. The options provide that upon exercise the holder receives, without giving further consideration, such number of trust units as equals the quotient obtained by dividing (a) the product obtained by multiplying the number of trust units with respect to which the option is exercised, by the difference between the fair market value of such Trust Unit and the exercise price, by (b) the fair market value of such Trust Unit, where "fair market value" means the average of the daily high and low board lot trading price of such units on the TSX for the five trading days immediately preceding the date of exercise of the options.

(2) The employment agreements of each of these Named Executive Officers provides that such officers are entitled, upon exercise or forfeiture of these options, to a cash payment equal to the aggregate amount of cash distributions on the Fund's trust units (on a per Trust Unit basis) from the date of issue of the options up to the exercise/forfeiture date if the closing market price of the trust units on such date exceeds the exercise price of the options. If the closing market price of the trust units is lower than the exercise price of the option, the officers are entitled to a cash payment equal to the aggregate amount of the cash distributions on the Fund's trust units (on a per Trust Unit basis) from the date of issue of the options up to the exercise/forfeiture date less the difference between the exercise price and the closing market price of the trust units (on a per Trust Unit basis).

(3) All of the above options were granted to these Named Executive Officers in connection with the Internalization transaction.

Aggregated Options/SAR Exercises During the Most Recently Completed Financial Year and Financial Year End Options/SAR Values

The following table sets out the information with respect to the options/SARs exercised by the Named Executive Officers during the fiscal year ended December 31, 2003, and the financial year-end value of unexercised options on an aggregated basis.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at Fiscal Year End (#)		Value of Unexercised in-the-Money Options/SARs at Fiscal Year End ($)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Grant D. Billing	–	–	50,000	200,000	300,050	1,200,200
Geoffrey N. Mackey	–	–	50,000	200,000	300,050	1,200,200
W. Mark Schweitzer	–	–	30,000	120,000	180,030	720,120
John W. Cooper	2,367	56,628	–	–	–	–

Note:

(1) Based on the closing market price of the trust units on the TSX on December 31, 2003 of $25.66 per Trust Unit.

Defined Benefit or Actuarial Plan Disclosure

Mr. Timmons is the only Named Executive Officer who participates in the defined benefit pension plan. The following table provides information concerning the total annual retirement benefit payable under both the registered pension plan and the supplemental pension benefit agreement at age 60, the earliest age at which an unreduced pension benefit is available.

	Years of Service				
Remuneration	20	25	30	35	40
$240,000	$85,021	$106,276	$127,531	$148,787	$170,042
$260,000	$92,521	$115,651	$138,781	$161,912	$185,042
$280,000	$100,021	$125,026	$150,031	$175,037	$200,042
$300,000	$107,521	$134,401	$161,281	$188,162	$215,042
$320,000	$115,021	$143,776	$172,531	$201,287	$230,042
$340,000	$122,521	$153,151	$183,781	$214,412	$245,042
$360,000	$130,021	$162,526	$195,031	$227,537	$260,042

The annual retirement benefit is equal to the sum of: (i) 1.25% of the best average earnings up to and including the final three-year average yearly maximum pension earnings ("YMPE") (currently $39,833.33 in 2004); and, (ii) 1.875% of the best average earnings in excess of the three-year average YMPE, multiplied by the number of years and completed months of credited service. There is no maximum applied to credited services, nor is there any offset or reduction at age 65 due to Canada Pension or Old Age Security.

The pension benefit is payable from the registered pension plan up to the maximum allowed under the *Income Tax Act*, and the balance is payable from the supplemental pension benefit agreement. The entire pension amount is eligible for the retirement options available under the registered plan, including life guaranteed and spousal joint and survivor options.

Mr. Timmons currently has 22.5 years of credited service, as of December 31, 2003.

Termination of Employment, Change in Responsibilities and Employment Contracts

Of the Named Executive Officers, Messrs. Billing, Mackey and Schweitzer have employment agreements with Superior. Should any of the other Named Executive Officers be removed from their current positions at Superior for reasons other than for cause, it is anticipated that they would receive, in keeping with general industry practice, a minimum of one to two times their annual salary.

As part of the Internalization, Messrs. Billing, Mackey and Schweitzer entered into employment agreements dated effective May 8, 2003 (the "Employment Agreements") with the Fund and Superior. Under the Employment Agreements, these executives receive an annual salary, annual bonus, if they meet the required criteria, and participate in any and all fringe benefit plans, coverages and other perquisites made available from time to time to Superior's senior officers and executives. For the amount of each of such executive's salary and the bonus paid for the 2003 fiscal year, please refer to the "Summary Compensation Table".

The employment agreements of Messrs. Billing and Mackey provide that each of these officers is entitled to receive an annual bonus of between 0% and 100% of their annual salary, based on whether, and to what extent, Superior achieves certain predetermined performance objectives. Mr. Schweitzer's employment agreement provides that he is entitled to receive an annual bonus of between 0% and 70% of his annual salary based on whether, and to what extent, Superior achieves certain predetermined performance objectives. For descriptions of other compensation paid to these executives covered by the Employment Agreements, see "Options and Stock Appreciation Rights" and "LTIP Plans - Senior Executive Retention Bonuses".

In the event of a change of control or termination of employment for any reason other than cause, the Employment Agreements provide that each of Messrs. Mackey, Schweitzer and Billing will receive i)

two times the aggregate of his then current salary and benefits and the bonus paid to him in respect of the most recently completed financial year, and ii) an amount equal to any unpaid retention bonuses.

Compensation of Directors and Trustees

During the 2003 financial year, directors of Superior (with the exception of Mr. Mackey) received annual compensation as follows:

Directors:	Annual retainer	$15,000
	Lead Director retainer[(1)]	35,000
	Attendance per meeting	1,000
	Teleconference fee	500
Committees:	Annual retainer	$2,000
	Committee Chair retainer[(1)]	3,500
	Attendance per meeting	1,000
	Teleconference fee	500

Note:
(1) In addition to annual retainer.

Outside directors are eligible to participate in the TUIP and received 10,000 options each in 2003 (10,000 each in 2002) under the terms of the TUIP. The directors do not participate in the MTUPP. Each director of Superior is compensated for all reasonable out-of-pocket expenses incurred incidental to attending Board/committee meetings. For the 2003 fiscal year, $42,167 in total was reimbursed to the directors for such out-of-pocket expenses.

Effective October 1, 2002, Messrs. Green, Lennox, and Gish and Mr. John S. Burns, Q.C., a former trustee of the Fund and director of Superior, were appointed to serve on the Special Committee, established to consider the Internalization. For the year ended December 31, 2003, Mr. Green received $35,000 and Messrs. Lennox, Burns and Gish each received $19,000 for Special Committee and meeting fees.

Prior to the Governance Reorganization in October, 2003, Messrs. Green, Burns and Gish were trustees of the Fund and received compensation from the Fund in such capacity. The compensation of the trustees for 2003 was $25,000 for the Chairman of the board of trustees and $15,000 for each of the other trustees. Trustees also received $1,000 for each meeting attended in person. In addition, each trustee was compensated for all reasonable out of pocket expenses incurred incidental to attending a trustee's meeting. For the 2003 fiscal year, $3,819 in total was reimbursed to the trustees for such out of pocket expenses.

As part of the Governance Reorganization, Computershare Trust Company of Canada ("Computershare") was appointed the trustee of the Fund on October 7, 2003. Computershare receives an annual fee of $12,000 for its services as trustee of the Fund.

SECURITIES ISSUABLE UNDER EQUITY COMPENSATION PLANS

The following table sets forth the number of trust units to be issued upon exercise of outstanding options, warrants and rights issued pursuant to equity compensation plans, the weighted average exercise

price of such outstanding options, warrants and rights and the number of trust units remaining available for future issuance under equity compensation plans of the Fund, as at December 31, 2003.

Plan Category [1]	Number of securities to be issued upon exercise of outstanding options, warrants and rights [2]	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Equity compensation plans approved by securityholders	249,995	$19.60	667,505
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	249,995	$19.60	667,505

Notes:

(1) All of these securities are trust units reserved for issuance pursuant to Trust Unit Options granted under the Fund's Trust Unit Incentive Program.

(2) The terms of the Trust Unit Option Plan provide that upon exercise, the holder receives such number of trust units as equals the quotient obtained by dividing (a) the product obtained by multiplying the number of trust units with respect to which the option is exercised, by the difference between the fair market value of such Trust Unit and the exercise price, by (b) the fair market value of such trust units where "fair market value" means the average of the daily high and low board lot trading price of such trust units on the TSX for the five trading days immediately preceding the date of exercise of the option. As at December 31, 2003, the fair market value of the trust units was $25.651 and the number of options outstanding was 1,059,760 at a weighted average exercise price of $19.60.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

The following table sets out the aggregate indebtedness of the officers, directors, employees and former officers, directors and employees of the Fund or Superior, to the Fund or Superior, as at January 30, 2004.

AGGREGATE INDEBTEDNESS

Purpose	To the Company or its Subsidiaries	To Another Entity
Trust Unit Purchases	$6,500,000 [1]	$4,520,239[2]

Notes:

(1) Indebtedness associated with the purchase of trust units of the Fund by the executives of Superior involved in the Internalization. See "LTIP Awards".

(2) Indebtedness of the individual directors, officers and employees of Superior associated with the purchase of trust units of the Fund pursuant to the Fund's management trust unit purchase plan, which indebtedness Superior guarantees up to a maximum of 66%. See "Indebtedness of Directors and Officers".

The following table sets forth particulars of the indebtedness of each individual who is, or at any time during the most recently completed financial year was, a director or officer of Superior, each proposed nominee for director of Superior and any associates of such persons. This indebtedness has been incurred in connection with Superior's management trust unit purchase plan (the "MTUPP"). The MTUPP was established to advance the interests of Superior and the Fund by encouraging and enabling the acquisition of a Trust Unit interest in the Fund by certain executive officers and senior employees. Under the terms of the MTUPP, participants may acquire trust units of the Fund through open market purchases in pledge accounts established by individual participants with an investment dealer. Participants borrow directly from a chartered bank the entire cash amount required to make the Trust Unit purchases with Superior guaranteeing up to 66% of the loan amount. trust units are pledged by the participants as security for the loans. The loans vary depending on the participant but typically bear interest at the applicable bank's prime lending rate and have a term between one and four years.

INDEBTEDNESS OF DIRECTORS AND OFFICERS UNDER SECURITIES PURCHASE AND OTHER PROGRAMS			
Name and Principal Position	**Largest Amount Outstanding during 2003 ($)**	**Amount Outstanding as at February 1, 2004 ($)**	**Financially Assisted Securities Purchases During 2003 (#)**
Geoffrey N. Mackey President and Chief Executive Officer	1,104,800	Nil	5,970
W. Mark Schweitzer Executive Vice-President, Corporate Development and Chief Financial Officer	1,164,290	Nil	18,463
Derren Newell Vice-President, Finance	500,028	455,241	Nil
Theresia Reisch Investor Relations Manager and Corporate Secretary	Nil	50,000	Nil
John W. Cooper President, Superior Propane	351,938	326,342	Nil
David P. Balicki Vice-President, Operations, Superior Propane	504,250	397,516	12,309
Terrence N. Gill Vice-President, Human Resources, Superior Propane	995,797	885,282	Nil
Gregory D. Stewart Vice-President, Business Services, Superior Propane	1,164,476	621,434	18,280
Gordon C. Weicker former Vice-President, Corporate Services, Superior Propane	1,164,640	553,084	18,280
Ken Rogers Vice-President, Finance, Superior Propane	Nil	75,000	Nil
Ed Bechberger Vice-President, Sales & Marketing, ERCO Worldwide	Nil	75,000	Nil
John Kamler Vice-President Business Development, ERCO Worldwide	Nil	75,000	Nil
Jamie Betts Vice-President Manufacturing & Engineering, ERCO Worldwide	Nil	75,000	Nil
Gerald M. Haggarty President, Superior Energy Management	826,788	768,220	Nil

Note:

(1) For each of the above grants under the MTUPP, Superior is the guarantor of up to 66% of the loan, the security for the loan is a pledge of the associated trust units and no amount of these loans was forgiven during 2003.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The TSX adopted guidelines for effective corporate governance in 1995 which were revised in 1999. The guidelines address such matters as the constitution and independence of corporate boards, the functions to be performed by boards and their committees and the recruitment, effectiveness and education of board members. To implement these guidelines, the TSX requires that each listed company disclose its approach to corporate governance with reference to the guidelines.

On October 7, 2003, Unitholders of the Fund overwhelmingly supported the corporate governance reorganization that simplified and streamlined the structure of the Fund. Computershare was appointed as corporate trustee and transfer agent of the Fund and the previous trustees are now members of the Board, which is directly elected by Unitholders. Following the Governance Reorganization, the Board further improved its governance system to be consistent with the TSX guidelines, requirements and new developments on corporate governance and disclosure and to generally reflect best practices. A

description of the Fund's corporate governance practices relative to the TSX guidelines is set out in Schedule "A".

Management of Superior and the Board of Directors consider good corporate governance to be central to the effective and efficient operation of the Fund and are committed to reviewing and adapting the governance system from time to time so that it meets the Fund's changing needs, particularly as the regulatory framework continues to evolve. In order to effectively execute its mandate, the Board established governance guidelines and has two standing committees: the Audit Committee and the Governance and Human Resources Committee.

Audit Committee

Composition and Qualifications

The Audit Committee consists of three outside and independent directors, Messrs. Smith (Chairman), Gish and Valentine, all of whom are "financially literate". In considering criteria for the determination of financial literacy, the Board looks at the ability to read and understand a balance sheet, an income statement and a cash flow statement of a public company and of income funds. Mr. Smith is a chartered financial analyst with over 15 years experience in the investment banking industry where he served in director and vice-president roles. His experience includes investment research, mergers and acquisitions, project finance, privatization and corporate finance. Mr. Smith currently is a managing director and founding partner of Enterprise Capital Management Inc. Mr. Gish holds a law degree and has served as Chairman and President of a number of large Canadian public companies. Mr. Valentine is a chartered accountant, served as former Auditor General of Alberta and held various senior accounting audit and advisory positions over a 37-year period. He currently serves as senior advisor to the President & CEO of the Calgary Health Region.

Responsibilities and Terms of Reference

The Audit Committee reviews with management and the external auditors, and recommends to the Board of Directors for approval, the annual and interim financial statements of Superior, the reports of the external auditors thereon and related financial reporting, including management's discussion and analysis and financial press releases. The Audit Committee reviews and oversees, in conjunction with the external auditors and management, audit plans and procedures and meets with the auditors independent of management at each quarterly meeting. It is responsible for reviewing auditor independence, approving all non-audit services, reviewing and making recommendations to the Board on internal control procedures and management information systems. In addition, the committee is responsible for assessing and reporting to the Board on financial risk management positions. The terms of reference of the Audit Committee are set forth in Schedule "B".

Auditor Service Fees

Deloitte & Touche LLP has served as the auditors of the Fund since inception in 1996. Fees payable to Deloitte & Touche for the years ended December 31, 2003 and December 31, 2002 are detailed in the following table:

	Year Ended December 31, 2003[1]	Year Ended December 31, 2002
Audit fees	$260,000	$163,000
Audit-related fees	250,596	192,680
Tax fees	108,085	47,208
All other fees	19,818	378,181
	$638,499	**$781,069**

Notes:
(1) paid or estimated to be payable for 2003 services.

Audit fees were paid for professional services rendered by the auditors for the audit of the Superior's annual financial statements or services provided in connection with statutory and regulatory filings. Audit-related fees were paid for review of quarterly financial statements of Superior and the Fund, attendance at quarterly audit meetings, pension plan audits, and for services provided in connection with financings, accounts receivable securitization program requirements, including French translation services provided in connection therewith. Tax fees were paid for tax advice and assistance with tax audits, including GST and property tax reviews. All other fees were paid for products and services other than the audit fees, audit-related fees and tax fees described above. These services mainly consisted of the implementation of a new computer system module and due diligence with respect to a potential acquisition, both of which were completed in 2002.

All permissible categories of non-audit services require approval from the Audit Committee.

Governance and Human Resources Committee

The Governance and Human Resources Committee consists of four outside directors: Peter Green (Chairman), Robert Engbloom, Allan Lennox, James MacDonald, all of whom Superior believes are independent. However, under certain proposed securities rules that will, once in force, apply to the Fund, Mr. Engbloom would be deemed not to be independent because he is a partner of a law firm that provides legal services to Superior. The Governance and Human Resources Committee has the overall responsibility for reviewing the corporate governance practices and assessing the functioning and effectiveness of the Board, its committees and individual members. It is also responsible for recommending suitable director candidates to the Board. In fulfilling its mandate, the Committee monitors developments in corporate governance issues and best practices among major Canadian companies and other business organizations to be satisfied that Superior continues to carry out high standards of corporate governance.

The Committee also has oversight responsibilities for Superior's human resources policies and procedures, including its compensation and incentive programs and its pension policies and practices. It reviews the adequacy and form of compensation for directors and senior management and assesses senior management's performance and succession plans.

At meetings of either committee, the members hold an in-camera session without management present. The charters of the Audit Committee and of the Governance and Human Resources Committee can be found on the Fund's website at *www.superiorplus.com.*

ADDITIONAL INFORMATION

Copies of this Information Circular, the Fund's Annual Report which contains the financial statements, management discussion and analysis and the auditor's report thereon for the Fund's most recently completed financial year, any interim financial statements of the Fund subsequent to those statements contained in the Annual Report, and the Fund's Annual Information Form for the fiscal year

ended December 31, 2003, as filed with the applicable Canadian regulatory authorities, are available on SEDAR at *www.sedar.com* and may also be obtained without charge by writing to the Secretary of Superior at 3408, 400 – 3rd Avenue SW, Calgary, Alberta T2P 4H2.

BOARD APPROVAL

The Board of Directors of Superior have approved the contents of this Information Circular and the sending of this Information Circular to the Unitholders of the Fund.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

Dated at Calgary, Alberta this 2nd day of March, 2004.

SUPERIOR PLUS INCOME FUND by
SUPERIOR PLUS INC.

"*Geoffrey N. Mackey*"
President and Chief Executive Officer

"*W. Mark Schweitzer*"
Executive Vice President,
Corporate Development and
Chief Financial Officer

SCHEDULE "A"
CORPORATE GOVERNANCE GUIDELINES

Corporate Governance Guidelines of the Toronto Stock Exchange	Compliance	Comments
1. The Board should explicitly assume responsibility for stewardship of the Fund and Superior, and specifically for:	Yes	The Board has explicitly assumed the responsibility for the stewardship of the Fund and Superior. The Board is elected by Unitholders to act in their best interest and to supervise and oversee the management and conduct of the businesses of Superior. The Board approves all significant decisions that affect the Fund and Superior before they are implemented, supervises the implementation, and reviews the results. The Board acts in accordance with (a) its governance guidelines, (b) the *Canada Business Corporations Act*, (c) the Fund's Declaration of Trust, (d) the Fund's Administration Agreement, (e) Superior's articles and by-laws and (f) other applicable laws and policies.
(a) Adoption of a strategic planning process	Yes	Management is responsible for making sure that there are long-term goals and strategies in place. The Board assists in the development of the strategy by acting as a sounding board and contributing ideas. The Board ultimately approves the strategic plan, taking into account the risks and opportunities of the business. The Board monitors management's success in implementing the plan. It retains responsibility for significant changes in Superior's affairs and approves business plans, maintenance capital expenditure programs, financing arrangements and significant acquisitions and dispositions.
(b) Identification of principal risks, and implementing risk-management systems	Yes	The Board considers all of the principal risks, including interest rate, foreign currency, commodity price and counter-party risks and shall be satisfied that appropriate risk management policies and systems are in place to manage the risks. The Audit Committee meets regularly to review and report on positions and the performance of approved risk management programs.
(c) Succession planning and monitoring senior management	Yes	The Governance and Human Resource Committee annually reviews the performance of the Executive Chair, the President and CEO and other senior executives based on the performance of Superior. This committee is also responsible for succession planning and shall be satisfied that processes are in place to recruit senior executives with the highest standards of integrity and competence, and to train, develop and retain such executives.
(d) Communications policy	Yes	The Board approves all of the continuous disclosure documents, prospectuses and financing documents of the Fund and Superior. Management is responsible for normal course press releases, regulatory reporting and compliance,

Corporate Governance Guidelines of the Toronto Stock Exchange	Compliance	Comments
		unitholder and market communications, and the maintenance of an up-to-date website. The Board approves the Fund's and Superior's disclosure policy that covers the accurate and timely communication, including communication with analysts and other stakeholders. The policy has last been reviewed and updated in March of 2004 and is to be reviewed on an annual basis.
(e) Integrity of internal control and management information systems	Yes	The Board through its Audit Committee shall be satisfied that there are processes to monitor and maintain the integrity of Superior's financial reporting, internal control and management information systems. At each meeting, the Audit Committee receives information and consults with management and the auditors to satisfy itself with the integrity of these systems.
2. Majority of directors should be "unrelated" (free from conflicting interest)	Yes	Of the nine member Board, only Grant Billing, Executive Chairman, and Geoff Mackey, President & CEO, are inside directors. Robert Engbloom is considered independent by the Fund; however, under certain proposed securities rules that will, once in force, apply to the Fund, Mr. Engbloom would be deemed not to be independent because he is a partner of a law firm which provides legal services to Superior and the Fund. Peter Green serves as Lead Director to provide independence of the Board from management. The Fund does not have a significant shareholder with the ability to exercise a majority of votes for the election of the Board.
3. Disclosure for each director whether he or she is related, and how that conclusion was reached	Yes	In considering if a Board member is unrelated, the Board analyses all the relationships of the directors with Superior. The majority of the directors are unrelated to Superior. Grant Billing and Geoff Mackey are related because of their positions as Executive Chairman and President & CEO, respectively. The Board does not consider Robert Engbloom to be related for the reasons provided in 2 above. The other six directors are unrelated. More information about each director can be found on page 6 of the Fund's 2003 Annual Report.
4. Appoint a Committee responsible for appointment/assessment of directors	Yes	The Governance and Human Resources Committee is responsible for recommending suitable candidates for nomination for election or appointment as a director of Superior to the Board and assessing the effectiveness of the Board, its committees and the contribution of individual directors.
5. Implement a process for assessing the effectiveness of the Board, its Committees and individual directors	Yes	All members of Superior's Board are experienced directors. The Board reviews, on an annual basis, the effectiveness of the Board as a whole, its committees and individual directors.

Corporate Governance Guidelines of the Toronto Stock Exchange	Compliance	Comments
6. Provide orientation and education programs for new directors	Yes	Superior provides extensive access to management and relevant corporate and business information to newly appointed directors to help such new directors understand Superior's businesses and affairs. Management makes regular presentations to the Board on the main areas of Superior's businesses and Board meetings are conducted from different locations to allow directors to tour Superior's plants and facilities.
7. Consider reducing size of Board, with a view to improving effectiveness	Yes	Following the Governance Reorganization in 2003, the number of directors was increased from seven to nine and two of the trustees of the Fund who previously did not serve as directors, were elected as directors of Superior. The Board feels that nine directors are appropriate for a company of Superior's size and complexity and permits the Board to operate in a prudent and efficient manner.
8. Review the compensation of directors in light of risks and responsibilities	Yes	The Board, through its Governance and Human Resources Committee, periodically reviews the adequacy and form of compensation of directors. The Committee considers the time commitment, risks and responsibilities of directors and takes into account the types of compensation and the amounts paid to directors of comparable publicly traded Canadian companies. Directors' compensation received in 2003 is disclosed on page 13 of this information circular.
9. Committees should generally be composed of outside directors, a majority of whom are unrelated	Yes	All of Superior's committees are composed entirely of unrelated directors with the exception of the Governance and Human Resources Committee upon which Mr. Engbloom, whose relationship is described in item 2 above, serves as a member. The committees and their composition are described on pages 16-17 of this information circular.
10. Appoint a Committee responsible for approach to corporate governance issues	Yes	After the Governance Reorganization in October of 2003, the Board, in January of 2004, further improved its governance processes in order to be consistent with applicable guidelines, requirements and new developments on corporate governance and disclosure and to generally reflect best practices. Superior is committed to reviewing and adapting its governance system from time to time to be satisfied that it meets its changing needs and responds to the evolution of the applicable regulatory framework. It is the responsibility of the Governance and Human Resources Committee to review the overall governance principles of Superior, recommending any changes to these principles and monitoring their disclosure. The Board is committed to Superior continuing to demonstrate high standards of corporate governance.

Corporate Governance Guidelines of the Toronto Stock Exchange	Compliance	Comments
11. The Board should develop position descriptions for the Board, the Chief Executive Officer and the President. The Board should approve or develop corporate objectives which the Chief Executive Officer and President are responsible for meeting	In part	The Governance and Human Resources Committee is responsible for the overall governance of Superior. This includes position descriptions for the Board, the Executive Chairman and the President & CEO. Superior is currently in the process of developing new position descriptions in light of the changes to Superior's governance structure made in January of 2004. The Committee currently assesses CEO performance against Superior's annual objectives, with the results being reported to the Board. The Board has also clearly defined the limits to management's authority in its governance guidelines, which are posted on Superior's website.
12. Establish procedures to enable the Board to function independently of management	Yes	Superior, as stated in item 2 above, has appointed Peter Green as Lead Director to provide greater independence of the Board from management. Mr. Green also acts as Chair of the Governance and Human Resources Committee. Mr. Green's duties as Lead Director include acting as liaison between management and the Board, reviewing conflict of interest issues that may arise, and chairing in camera meetings of the Board, without management present, at every Board meeting. The Board also establishes special committees for specific purposes from time to time, which are comprised entirely of unrelated directors.
13. Establish an Audit Committee with a specifically defined mandate. All members should be non-management directors	Yes	All three members of the Audit Committee are independent and financially literate. For information on the expertise of the members, please refer to page 16 of this Information Circular. The Charter of the Committee sets out its responsibilities, which include reviewing with management and the external auditors Superior's internal controls. The Charter is attached as Schedule "B" and posted on Superior's website. Superior's auditors have a direct line of communication with the Committee. The Committee meets with the external auditors at least four times a year and approves all non-audit work performed by auditors. At each Committee meeting, it holds a session without management present.
14. Implement a system to enable individual directors to engage outside advisers, at Superior's expense	Yes	Individual directors may engage outside advisors, at the expense of Superior, subject to the approval of the Governance and Human Resources Committee. In addition, any committee of the Board has the authority to engage outside advisors without prior approval of the Governance and Human Resources Committee.

SCHEDULE "B"
AUDIT COMMITTEE
TERMS OF REFERENCE

A. Purpose

The purpose of the Audit Committee (the "Committee") of the Board of Directors (the "Board") of Superior Plus Inc. (the "Corporation") is to assist the Board in fulfilling its oversight responsibilities in relation to the review and approval of the financial statements and financial reporting of the Corporation and Superior Plus Income Fund (the "Fund") and the assessment of internal control and management information and the risk management systems and procedures of the Corporation and the Fund. The Committee shall also be directly responsible for overseeing the relationship of the external auditors with the Corporation and the Fund and the external auditors shall report directly, and be accountable, to the Committee.

The role of the Committee is one of supervision, stewardship and oversight. Management is responsible for preparing the financial statements and financial reporting of the Corporation and the Fund and for maintaining internal control and management information and risk management systems and procedures. The external auditors are responsible for the audit or review of the financial statements and other services they provide.

B. Mandate

1. Financial Statements and Financial Reporting.

The Committee shall:

(a) review with management and the external auditors, and recommend to the Board for approval, the annual financial statements of the Corporation and the Fund, the reports of the external auditors thereon and related financial reporting, including Management's Discussion and Analysis and earnings press releases prior to the public disclosure of such information;

(b) review with management and the external auditors, and recommend to the Board for approval, the interim financial statements of the Corporation and the Fund and related financial reporting, including Management's Discussion and Analysis and earnings press releases prior to the public disclosure of such information;

(c) review with management and recommend to the Board for approval, the Corporation's and the Fund's Annual Information Forms;

(d) review with management and recommend to the Board for approval, any financial statements of the Corporation or the Fund which have not previously been approved by the Board and which are to be included in a prospectus of the Corporation or the Fund;

(e) consider and be satisfied that adequate procedures are in place for the review of the Corporation's and the Fund's public disclosure of financial information extracted or derived from the Corporation's and the Fund's financial statements (other than disclosure referred to in clauses (a) and (b) above), and periodically assess the adequacy of such procedures;

(f) review with management, the external auditors and, if necessary, legal counsel, any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Corporation and the Fund, and the manner in which these matters may be, or have been, disclosed in the financial statements;

(g) review the appropriateness of the accounting practices and policies of the Corporation and the Fund and review any proposed changes thereto; and

(h) review accounting, tax and financial aspects of the operations of the Corporation and the Fund as the Committee considers appropriate.

2. Relationship with External Auditors.

The Committee shall:

(a) consider and make a recommendation to the Board as to the appointment or re-appointment of the external auditors, ensuring that such auditors are participants in good standing pursuant to applicable securities laws;

(b) consider and make a recommendation to the Board as to the compensation of the external auditors;

(c) review and approve the annual audit plan of the external auditors;

(d) oversee the work of the external auditors in performing their audit or review services and oversee the resolution of any disagreements between management and the external auditors;

(e) review and discuss with the external auditors all significant relationships that the external auditors and their affiliates have with the Corporation and the Fund and their affiliates in order to determine the external auditors' independence, including, without limitation, (A) requesting, receiving and reviewing, on a periodic basis, a formal written statement from the external auditors delineating all relationships that

may reasonably be thought to bear on the independence of the external auditors with respect to the Corporation and the Fund, (B) discussing with the external auditors any disclosed relationships or services that the external auditors believe may affect the objectivity and independence of the external auditors, and (C) recommending that the Board take appropriate action in response to the external auditors' report to satisfy itself of the external auditors' independence;

(f) as may be required by applicable securities laws, rules and guidelines, either:

(i) pre-approve all non-audit services to be provided by the external auditors to the Corporation or the Fund (or their respective subsidiaries, if any), or, in the case of *de minimus* non-audit services, approve such non-audit services prior to the completion of the audit; or

(ii) adopt specific policies and procedures for the engagement of the external auditors for the purpose of the provision of non-audit services; and

(g) review and approve the hiring policies of the Corporation and the Fund regarding partners, former partners, employees and former employees of the present and former external auditors of the Corporation and the Fund.

3. Internal Controls.

The Committee shall:

(a) review with management and the external auditors, the adequacy and effectiveness of the internal control and management information systems and procedures of the Corporation and the Fund (with particular attention given to accounting, financial statements and financial reporting matters) and determine whether the Corporation and the Fund are in compliance with applicable legal and regulatory requirements and with the Corporation's and the Fund's policies;

(b) review the external auditors' recommendations regarding any matters, including internal control and management information systems and procedures, and management's responses thereto;

(c) establish procedures for the receipt, retention and treatment of complaints, submissions and concerns regarding accounting, internal accounting controls or auditing matters on an anonymous and confidential basis;

(d) review policies and practices concerning the expenses and perquisites of the Executive Chairman, including the use of the assets of the Corporation and the Fund; and

(e) review with external auditors any corporate transactions in which directors or officers of the Corporation have a personal interest.

4. Financial Risk Management.

The Committee shall:

(a) review with management and the external auditors their assessment of significant financial risks and exposures;

(b) review and assess the steps that management has taken to mitigate such risks; and

(c) report the results of such reviews to the Board for the purpose of assisting the Board in identifying the principal business risks associated with the businesses of the Corporation.

C. Committee and Procedures

1. Composition of Committee.

The Committee shall consist of not less than three directors, none of whom shall be an officer or employee of the Corporation or any of its subsidiaries or any affiliate thereof. Each Committee member shall satisfy the independence and financial literacy requirements of applicable securities laws, rules or guidelines, any applicable stock exchange requirements or guidelines and any other applicable regulatory rules. In particular, each member of the Committee shall have no direct or indirect material relationship with the Corporation or the Fund or any affiliate thereof which could reasonably be expected to interfere with the exercise of the member's independent judgement, other than interests and relationships arising from the holdings of units of the Fund or shares of the Corporation. Determinations as to whether a particular director satisfies the requirements for membership on the Committee shall be made by the full Board.

2. Appointment of Committee Members

Members of the Committee shall be appointed from time to time and shall hold office at the pleasure of the Board. Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board. The Board shall fill any vacancy if the membership of the Committee is less than three directors.

3. Absence of Committee Chair

If the Chair of the Committee is not present at any meeting of the Committee, one of the other members of the Committee who is present at the meeting shall be chosen by the Committee to preside at the meeting.

4. Authority to Engage Experts

The Committee has the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties and to set the compensation for any such counsel and advisors, such engagement to be at the Corporation's expense.

5. Meetings

The Committee shall meet at least four times per year and shall meet at such other times during each year as it deems appropriate. In addition, the Chair of the Committee may call a special meeting of the Committee at any time. The Committee shall meet with the external auditors on a regular basis in the absence of management and, if so requested by a member of the Committee, the external auditor shall attend every meeting of the Committee held during the term of office of the external auditor. The Chair of the Committee, the Executive Chairman or the Lead Director, any two members of the Committee or the external auditors may call a meeting of the Committee. The external auditors shall be provided with notice of every meeting of the Committee and, at the expense of the Corporation, shall be entitled to attend and be heard thereat. The Chair of the Committee shall hold *in camera* meetings of the Committee, without management present, at every Committee meeting.

6. Quorum

A majority of the members of the Committee shall constitute a quorum.

7. Procedure, Records and Reporting

Subject to any statute or the articles and by-laws of the Corporation, the Committee shall fix its own procedures at meetings, keep records of its proceedings and report to the Board when the Committee may deem appropriate (but not later than the next meeting of the Board).

8. Delegation

The Committee may delegate from time to time to any person or committee of persons any of the Committee's responsibilities that lawfully may be delegated.

9. Review of Terms of Reference

The Committee shall review and reassess the adequacy of these Terms of Reference at least annually, and otherwise as it deems appropriate, and recommend changes to the Board. Such review shall include the evaluation of the performance of the Committee against criteria defined in the Committee mandate as well as the Directors' Charter.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Forward-looking Statements

Certain information included herein is forward-looking. Forward-looking statements, include, without limitation, statements regarding the future financial position, business strategy, budgets, litigation, projected costs, capital expenditures, financial results, taxes and plans and objectives of or involving the Superior Plus Income Fund (the "Fund"). Many of these statements can be identified by looking for words such as "believe," "expects," "expected," "will," "intends," "projects," "anticipates," "estimates," "continues" or similar words. The Fund believes the expectations reflected in such forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon. Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties some of which are described herein. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause the Fund's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Any forward-looking statements are made as of the date hereof and the Fund does not undertake any obligation to publicly update or revise such statements to reflect new information, subsequent events or otherwise.

Organization and Structure

The Fund holds a 100% interest in Superior Plus Inc. ("Superior") consisting of investments in common share equity (the "Common Shares"), and $1.053 billion unsecured subordinated notes due October 1, 2026 that bear interest at a weighted average interest rate of 13.31% (the "Shareholder Notes"). The distributable cash flow of the Fund is solely dependent on the results of Superior and is derived from dividends or returns of capital on the Common Shares and interest earned on the Shareholder Notes. Superior generates its results from three operating divisions: a propane retailing business operating under the trade name Superior Propane (the "Propane Retailing Business" or "Superior Propane"); a pulp chemicals business operating under the trade name ERCO Worldwide (the "Pulp Chemicals Business" or "ERCO Worldwide"); and a natural gas retailing business operating under the trade name Superior Energy Management (the "Natural Gas Retailing Business" or "Superior Energy Management").

Cash Distributions

The Fund distributes to holders of trust units ("Unitholders"), interest earned on the Shareholder Notes and dividends or returns of capital declared on the Common Shares, after distributions to holders of Series 1 and Series 2 convertible unsecured subordinated debentures (the "Debentures") of the Fund ("Debentureholders"), and provision for administrative expenses and reserves of the Fund. The Fund targets to pay out substantially all of its ongoing sustainable distributable cash flow through regular monthly distributions. In recognition of the accretive nature of the management internalization transaction, the monthly distribution was increased in May 2003 from $0.16 per trust unit to $0.175 per trust unit. Effective with the March 2004 distribution, the Fund has increased its monthly distribution rate by an additional 6% to $0.185 per trust unit. Going forward, the Fund discontinued its practice of paying any remaining undistributed cash flow in respect of a fiscal year in the following year as part of its March distribution. This "top-up" distribution has been eliminated in favour of paying out, on a regular monthly basis, an increased proportion of expected sustainable distributable cash flow. The change in distribution practice is intended to increase the transparency of distributions paid to Unitholders and is more consistent with broader income fund distribution practices.

For income tax purposes, distributions paid in 2003 of $2.28 per trust unit are classified as other income of $1.5021 per trust unit, a return of capital of $0.0972 per trust unit and a dividend of $0.6807 per trust unit. A summary of cash distributions since inception and related tax information is posted on the "Investor Information" section of Superior's website at *www.superiorplus.com*. For 2004, approximately $2.00 per trust unit is expected to be distributed in the form of other income, $0.07 in the form of return of capital, with any remainder expected to be classified as a taxable dividend.

Distributable Cash Flow

Distributable cash flow of the Fund available for distribution to Unitholders, is equal to cash flow from operations before changes in net working capital, after provision for maintenance capital expenditures, and distributions on the Debentures. Distributions to Debentureholders are accounted for on an accrual basis. See Note 1 to the Consolidated Financial Statements for the calculation of distributable cash flow. Distributable cash flow is the main performance measure used by management and investors to evaluate the performance of the Fund and its businesses. Readers are cautioned that distributable cash flow is not a defined performance measure under generally accepted accounting principles ("GAAP"), and that distributable cash flow cannot be assured. The Fund's calculation of distributable cash flow may differ from similar calculations used by comparable entities. Operating distributable cash flow is distributable cash flow before interest expense and distributions on the Debentures. It is also a non-GAAP measure and is used by management to assess the performance of the businesses.

Distributable cash flow reached a record $145.4 million or $2.45 per trust unit, compared to $90.6 million or $1.93 per trust unit generated in 2002. After adjusting for the $0.11 per trust unit one-time impact related to the timing of the issue of trust units resulting from the internalization of the management agreements, distributable cash flow reached $2.34 per trust unit, an increase of 21% over the prior year. The management internalization transaction was completed in May of 2003, eliminating management incentive fees for the full year, whereas the trust units issued in conjunction with the transaction were outstanding for only part of the year. The 21% increase in distributable cash flow per trust unit reflects the ongoing accretive impact of the management internalization transaction and the benefits of Superior's diversification strategy, as a full year's contribution from ERCO Worldwide and Superior Energy Management outpaced slightly lower results of Superior Propane.

For 2003, Superior Propane contributed 57% of the Fund's operating distributable cash flow, ERCO Worldwide generated 41% and Superior Energy Management generated the remaining 2%. For 2004, ERCO Worldwide's relative contribution to operating distributable cash flow is expected to increase due to the full year impact of the Albchem acquisition. Superior Energy Management is also expected to generate a higher proportion of operating distributable cash flow due to anticipated organic growth in 2004. The Fund plans to continue its disciplined diversification strategy to acquire other businesses over time that have risk profiles appropriate for our income fund structure.

Net earnings were $5.1 million, compared to $68.8 million in 2002. The 2003 results were reduced by the one-time expense of $141.3 million ($92.5 million after tax) related to the management internalization transaction. The cost of the internalization transaction has been excluded from distributable cash flow due to its accretive nature. See "Corporate" for further details. After adjusting for the after-tax management internalization transaction charge, 2003 net earnings were $97.6 million, a $28.8 million or 42% increase over the comparable 2002 result, due to the same reasons which contributed to the increase in distributable cash flow. A more detailed discussion and analysis of the financial and operational results of the Fund's businesses is provided on the following pages.

Superior Propane

Condensed operating results for 2003, 2002 and the last five year average are provided in the following table. For detailed business segment results, see Note 16 to the Consolidated Financial Statements and page 16 of this Annual Report for selected historical information for the last five years.

SUPERIOR PROPANE – CONDENSED OPERATING RESULTS

(millions of dollars except cents per litre amounts)	**2003** $	**2003** ¢/litre	2002 $	2002 ¢/litre	Last Five Year Average $	Last Five Year Average ¢/litre
Gross profit						
Propane sales	**252.5**	**15.5**	250.4	14.8	258.7	14.1
Other services	**38.1**	**2.3**	39.8	2.4	43.2	2.3
Total gross profit	**290.6**	**17.8**	290.2	17.2	301.9	16.4
Less:						
Cash operating, administration and tax costs	**(178.4)**	**(10.9)**	(174.5)	(10.3)	(198.4)	(10.8)
Cash generated from operations before changes in net working capital	**112.2**	**6.9**	115.7	6.9	103.5	5.6
Maintenance capital expenditures, net	**(3.5)**	**(0.2)**	(3.0)	(0.2)	(5.1)	(0.3)
Operating distributable cash flow	**108.7**	**6.7**	112.7	6.7	98.4	5.3
Propane volumes sold (millions of litres)	**1,625**		1,688		1,836	

Operating distributable cash flow for Superior Propane was $108.7 million in 2003, a decrease of $4.0 million (4%) from 2002, primarily due to higher truck operating and equipment maintenance costs. Total gross profits of $290.6 million in 2003 were consistent with 2002 levels as the impact of lower heating and auto sales volumes and lower other services gross profit was offset by improved propane margins due to good margin management performance and an improved business mix.

Auto sales volumes in 2003 declined by 17% or 48 million litres from 2002 levels (auto sales volumes have declined by 15%-20% a year since the mid 1990s), and were concentrated in the Alberta and British Columbia market regions. This accounted for 77% of the 63 million litre decline in total propane sales volumes and a decrease in propane gross profits of $4.9 million. Lower heating sales volumes accounted for the remaining 23% or 15 million litres of the total propane sales volume decline and a decrease in propane gross profits of $4.4 million. Heating sales declined due to the closure of some mines, a reduction of sales to the lumber industry and were generally impacted by customer conservation, as average wholesale propane costs for the year were 50% higher than the prior year. Average temperatures across Canada were comparable to 2002 (5% colder than the last five year average). Approximately 50% of Superior Propane's sales volumes are to heating-related applications and 50% are related to economic activity levels.

Sales margins averaged 15.5 cents per litre in 2003, increasing 5% over 2002 due to an improved business mix with the decline in low margin auto propane sales and continued good margin management. The improvement in margins added $11.4 million to propane gross profits for the year. Wholesale propane prices which rose and fell very rapidly during the first quarter of 2003 were relatively stable throughout the balance of the year, as shown in the following chart. The extreme first quarter volatility made margin management more challenging. Sales margins typically decline during periods of rising propane commodity prices due to delays in passing on prices to customers and conversely, sales margins typically increase when propane commodity prices decline.

RELATIVE CHANGE IN WTI CRUDE OIL AND NATURAL GAS VS. SARNIA WHOLESALE PROPANE PRICES


300
250
200
150
100
50
(% change)
Sarnia Propane
WTI Crude Oil
Average Monthly Empress Natural Gas
Dec-01
Jun-02
Dec-02
Jun-03
Dec-03

Gross profit generated from other services was $38.1 million in 2003, a decrease of 4% or $1.7 million from 2002 levels, due to reduced equipment and parts sales and decreased propane inventory storage gains.

Gross profits generated in 2003 were within 4% of the five year average and have not deviated by more than 7% in each of the last five years, reflecting Superior Propane's considerable operational and customer diversification. Superior Propane's operational risks are well distributed across its 53 market and 100 satellite locations, with the largest 10 markets representing approximately 42% of its operating cash flow. Superior Propane's customer base approaches 300,000 and is well diversified geographically and across end-use applications. Its largest customer contributed less than 2% of gross profits in 2003.

SUPERIOR PROPANE ANNUAL SALES VOLUMES AND GROSS PROFIT

by End Use Application

	Twelve Months Ended December 31			
	2003		**2002**	
Applications:	**Volume**	**GP**	Volume	GP
Residential	**205.9**	**67.2**	207.1	62.4
Commercial	**383.2**	**80.4**	397.0	78.3
Agricultural	**126.3**	**13.9**	126.2	15.1
Industrial	**671.0**	**66.9**	670.9	69.3
Automotive	**238.1**	**24.1**	286.6	25.3
Other Services		**38.1**		39.8
	1,624.5	**290.6**	1,687.8	290.2
Average margin	**15.5**		14.8	

by Region

	Twelve Months Ended December 31			
	2003		**2002**	
Regions:	**Volume**	**GP**	Volume	GP
Atlantic	**116.5**	**31.4**	109.5	28.4
Quebec	**298.6**	**51.2**	294.9	52.6
Ontario	**392.0**	**82.4**	401.6	81.4
Sask./Man.	**215.2**	**27.4**	222.0	29.9
Alberta/NWT/Yukon	**364.1**	**57.1**	425.3	61.6
B.C.	**238.1**	**41.1**	234.5	36.3
	1,624.5	**290.6**	1,687.8	290.2
Average margin	**15.5**		14.8	

Volume: Volume of propane sold (millions of litres).
GP: Gross Profit (millions of dollars).
Average margin: Average propane sales margin (cents per litre).

Cash operating, administrative and tax costs were $178.4 million in 2003, an increase of $3.9 million or 2% from the prior year. Higher truck fuel costs accounted for 58% of the overall increase in costs, as diesel prices followed the approximate 20% rise in average crude oil prices year over year. Increased equipment

maintenance costs accounted for the other 42% of the cost increases due to higher tank and cylinder maintenance activities.

Net maintenance capital expenditures of $3.5 million were $0.5 million above 2002 levels as there was additional spending to relocate a market office in Quebec. Higher expenditures in other areas were offset by higher proceeds from the disposition of surplus properties and retired equipment. Net maintenance capital expenditures for 2004 are expected to rise to the $7 to $9 million range driven by increased fleet replacement requirements, as asset productivity improvements generated by the integration of ICG Propane ("ICG") have been fully realized. Work continues on customer routing optimization and other delivery initiatives to further improve asset productivity.

On March 31, 2003 the Competition Bureau confirmed that it would not appeal the Federal Court of Appeal decision of January 31, 2003 regarding the Superior/ICG merger, bringing this litigation process to a favourable conclusion. The Federal Court of Appeal confirmed that the Competition Tribunal properly followed the direction of the Federal Court of Appeal and correctly applied the facts of the case to the law, permitting the Superior/ICG merger on the basis that the efficiency gains for the merger are greater than and offset the effects of the potential lessening of competition.

Outlook

For 2004, Superior Propane's operating distributable cash flow is expected to be stable given the mature nature of the propane distribution industry, its leading market share in Canada, and the return to normal maintenance capital expenditure levels. With the completion of the ICG integration, Superior Propane is now focused on continuing to improve delivery efficiency and the broadening of product and service plan offerings. It is also exploring opportunities to acquire businesses that fit within the operational profile of the propane distribution business and leverage its large and established sales, distribution and service infrastructure.

Business Risks

Propane Demand, Supply and Pricing. Propane represents less than 2% of the overall Canadian energy market and is used in a wide range of applications, including residential, commercial, industrial, agricultural and automotive uses. Demand for traditional propane end-use applications is increasing marginally with general economic growth. Demand for automotive uses is presently declining at a rate of approximately 15 to 20% per year due to the development of more fuel-efficient and complicated engines which increase the cost of converting engines to propane and reduce the savings per kilometer driven. Reversal of this market trend will require increased support of governments and the original equipment vehicle manufacturers. Based on the most recently available industry data, it is estimated that on an annual basis, approximately 11.0 billion litres of propane are produced in Canada of which about 4.3 billion litres are consumed domestically. The remainder is exported, mainly to the United States. Superior Propane's supply is currently purchased from 14 propane producers in Canada. Superior Propane leases underground propane storage capacity in Marysville, Michigan and at Fort Saskatchewan, Alberta. Superior Propane accumulates a propane storage position during the summer months to provide it with further supply security and distribution capacity in periods of supply disruption and high demand in the winter season. Propane is mainly purchased under annual contracts as well as under short-term spot contracts, with pricing arrangements based on industry posted prices at the time of delivery. The retail propane business is a "margin-based" business where the level of profitability is largely dependent on the difference between retail sales prices and wholesale product cost. Changes in propane supply costs are normally passed through to customers, but timing lags may result in both positive and negative fluctuations of gross margins.

Competition. Propane retailing is a local, relationship-based business, in which propane competes for market share based on price and level of service. There are close to 200 propane retailers in Canada. In addition, propane is subject to vigorous competition from other sources of energy, including natural gas, fuel oil, electricity, wood, gasoline, diesel and other fuels. Propane commodity prices are affected by crude oil and natural gas commodity prices. The introduction of natural gas in Nova Scotia and New Brunswick commenced in late 2000 and has begun to displace propane in some areas as natural gas infrastructure becomes accessible.

Seasonality and Weather Conditions. Historically, overall propane demand from non-automotive end-use applications has been stable. However, weather conditions and general economic conditions affect propane market volumes. Weather influences the demand for propane primarily for heating uses and also for agricultural purposes, such as crop drying. Approximately three-quarters of Superior Propane's annual cash flow is typically generated in the October-March winter heating season. Superior Propane accumulates propane inventory during the summer months for delivery to customers during the winter heating season. The cost of inventory may be higher or lower than market prices for propane at the time of sale and can impact profitability.

Fixed-Price Offerings. Superior Propane offers its customers various fixed-price propane programs. In order to mitigate the price risk from offering these services to its customers, Superior Propane uses its physical inventory position, supplemented by forward commodity transactions with various third parties that have terms and conditions that are substantially the same as its customers' contracts. Gains and losses from the customer contract and the mitigating transaction are recorded simultaneously into income at the time of settlement. See Note 14(ii) to the Consolidated Financial Statements for fixed-price propane purchase and sale commitment amounts.

Employee and Labour Relations. As of December 31, 2003, Superior Propane had 1,597 regular and 246 part-time employees. Approximately 370 of its employees are unionized through provincial or regional certifications in British Columbia/Yukon, Manitoba, Ontario and Quebec. There are seven union agreements, with expiry dates ranging from February 2003 to June 2006. Collective bargaining agreements, including those that may have expired, are renegotiated in the normal course of business and are not expected to materially affect the propane retailing business.

Environmental Risk. Slight quantities of propane may be released during transfer operations. The storage and transfer of propane has limited impact on soil or water given that a release of propane will disperse into the atmosphere. To mitigate risks, Superior Propane has established a more comprehensive program directed at environmental, health and safety protection. This program consists of an environmental policy, codes of practice, periodic self-audits, employee training, quarterly and annual reporting and emergency prevention and response.

ERCO Worldwide

Superior purchased ERCO Worldwide effective December 19, 2002 on a debt-free basis, for cash consideration of $584.5 million including transaction costs. Condensed operating results for ERCO Worldwide for the twelve months ended December 31, 2003 and 2002 are provided on the following page for comparison purposes. The first two quarters of 2002 were unusually strong compared to the second half of 2002 and were above the assumptions used in Superior's acquisition analysis. For detailed business segment results, see

Note 16 to the Consolidated Financial Statements and page 16 of this Annual Report for selected historical information for ERCO Worldwide for the most recent five-year period.

ERCO WORLDWIDE – CONDENSED OPERATING RESULTS

(millions of dollars except per metric tonne ("MT") amounts)	Twelve Months Ended December 31 2003 $	$/MT	Twelve Months Ended December 31 2002 [1] $	$/MT
Revenue				
Chemicals	**328.7**	**573**	332.0	611
Technology	**27.6**	**48**	29.9	55
Cost of sales				
Chemicals	**(173.1)**	**(302)**	(172.4)	(317)
Technology	**(10.2)**	**(17)**	(9.0)	(17)
Gross profit	**173.0**	**302**	180.5	332
Less cash operating, administration and taxes	**(89.2)**	**(155)**	(86.5)	(159)
Cash generated from operations before changes in net working capital	**83.8**	**147**	94.0	173
Maintenance capital expenditures	**(6.4)**	**(11)**	(12.7)	(23)
Operating distributable cash flow	**77.4**	**136**	81.3	150
Chemical volumes sold (thousands of metric tonnes)	**574**		544	

(1) Represents operating results for the full period. Superior acquired ERCO Worldwide on December 19, 2002.

ERCO Worldwide generated operating distributable cash flow of $77.4 million in 2003, representing a $74.3 million improvement from the $3.1 million earned during the 13-day period (December 19 to December 31) that Superior owned ERCO Worldwide in 2002.

Compared to the full prior year, operating distributable cash flow decreased $3.9 million in 2003, due to the impact of an 11% appreciation in the average Canadian/U.S. dollar exchange rate in 2003 on ERCO's U.S. dollar denominated sales. The change in the exchange rate reduced operating cash flows by $14.3 million, net of the impact of the foreign exchange hedging program implemented in the second quarter of 2003. See "Corporate" for more details. The foreign exchange impact was partially offset by the benefits of higher sales volumes, lower transportation and maintenance capital costs, and the acquisition of Albchem Holdings Ltd. ("Albchem").

On October 1, 2003, ERCO Worldwide closed the acquisition of Albchem for $122.8 million on a debt-free basis. With the addition of Albchem's two plants, ERCO Worldwide's annual sodium chlorate production capacity has increased to 580,000 metric tonnes raising its share of the estimated North American capacity to 29%. The addition of these plants provide substantial synergies and additional flexibility to supply products and services to customers in the North American and the growing Asian markets. The accounting of the acquisition is more fully described in Note 4 to the Consolidated Financial Statements. Integration of the Albchem operations is well advanced and meeting management's expectations.

Chemical revenues declined by $3.3 million as the impact of the strengthening Canadian dollar on U.S. dollar denominated sales was only partially offset by the impact of improved sales volumes and sales price increases. Sales volumes were higher than the prior year due to the impact of the Albchem acquisition. Technology revenues declined year-over-year due to the expiry of some of the ten-year royalty license agreements on

ERCO's chlorine dioxide generator technology. Approximately 85% of ERCO's sales are to pulp manufacturers. While pulp commodity prices tend to be somewhat volatile, sodium chlorate sales volumes and prices have been stable over time as sodium chlorate represents approximately 5% of variable pulp manufacturing costs and is required to manufacture bleached pulp (see chart below). ERCO's top ten customers account for approximately 59% of its revenues and the largest customer accounts for approximately 11% of its revenues.

PULP PRICES COMPARED TO SODIUM CHLORATE PRICES AND SALES VOLUMES


750
700
650
600
550
500
450
400
350
(US $ per tonne)
Sodium Chlorate Price (Source Market Wire)
NBSK Pulp Price (Source Paper Loop)
ERCO Worldwide Sales Volume (000s MT)
500
450
400
350
000s metric tonnes
1997
1998
1999
2000
2001
2002
2003

Chemical cost of sales per unit were lower than the prior year due to lower transportation costs resulting from the strengthening Canadian dollar on the U.S. dollar denominated portion of the expenses. Electrical costs, which represent approximately 65% to 85% of variable production costs, were comparable to prior year levels on a per unit-of-production basis. Fixed-cost electrical contracts are in place in Alberta, where electricity markets are fully deregulated, for remaining terms of two to 13 years with three investment grade counterparties, covering approximately 87% of ERCO's production requirements in Alberta (See Note 14(iii) to the Consolidated Financial Statements). Operating costs on an absolute basis were higher than the prior year due to the addition of the two new Albchem plants and the new Thunder Bay sodium chlorite plant, which began operations in the second quarter. ERCO's operational risks are distributed across eight sodium chlorate plants which can change production levels or shut down production quickly and at minimal cost.

For 2003, maintenance capital expenditures were reduced as there were fewer large projects to complete in 2003 compared to the prior year. Maintenance capital expenditures in 2004 are expected to be $9 million to $11 million.

Work continued in 2003 on the five-year cell replacement program. For the year, $3.9 million was spent on the project with $7.9 million spent to date. The project is approximately 30% complete and is generating annualized electrical energy savings in excess of $1 million per year. The cell replacements are expected to have an approximate 15 year economic life. The overall estimated cost of the project has been reduced from $26 million to $20 million, as steps have been taken to lock in major input costs at reduced levels over the remainder of the project. Cell replacement program costs are included in "other capital expenditures" on the Consolidated Statements of Cash Flows and excluded from distributable cash flow, as they expand the overall capacity and productivity of the business. Cell replacement expenditures in 2004 are expected to be approximately $4.5 million.

The construction of the sodium chlorite plant in Thunder Bay, Ontario, was completed during the second quarter of 2003, doubling ERCO Worldwide's annual production capacity to 8,500 metric tonnes. Costs to complete the plant in 2003 were $3.4 million and have been considered growth capital for purposes of distributable cash flow calculations.

Outlook

ERCO Worldwide's results in 2004 are expected to benefit from the full-year addition of the Albchem acquisition and the focus on the growing Asian market.

Business Risks

Supply Arrangements. ERCO Worldwide uses three primary raw materials to produce its chemical products: electricity, salt and water. Electricity comprises 65% to 80% of variable production costs. The business has long-term contracts or contracts that renew automatically with power producers in each of the jurisdictions in which its plants are located. These contracts generally provide ERCO Worldwide with some portion of firm power and a portion that may be interrupted by the producer based on the terms of the various agreements. The business can temporarily reduce its power consumption quickly and at minimal cost, which allows it, in some jurisdictions, to reduce its overall power costs by selling ancillary services back to the power producer or to the power grid.

ERCO Worldwide purchases salt from third-party suppliers to fulfill the requirements at each of its plants with the exception of the Bruderheim, Hargrave and Saskatoon facilities, which are self-supplied through long-term salt reserves that are solution mined on site. Salt purchase contracts are typically fixed-price contracts with terms of one year or greater, often with automatic renewals. Salt costs typically comprise about 10% of variable production costs of sodium chlorate.

Competition. ERCO Worldwide, one of four global sodium chlorate companies, competes with Eka Chemicals, Finnish Chemicals and Nexen Chemicals on a worldwide basis. The business also competes with a number of smaller regional producers. Of the global producers, Finnish Chemicals and Nexen Chemicals do not provide chlorine dioxide generators or related technology. The business also competes with various other chemical producers, such as Dow Chemicals, Pioneer, Arch Chemicals, Inc., PPG Industries and Vulcan, in the sale of its other chemical products.

Environmental Risk. ERCO Worldwide's operations involve the handling, production, transportation, treatment and disposal of materials that are classified as hazardous and are regulated by environmental and health and safety laws, regulations and requirements. ERCO Worldwide strives to achieve an environmental and safety record that compares favourably with other businesses in the chemical industry. The business has not had a material environmental or safety incident for over 11 years and has steadily reduced the number of safety and environmental incidents at all of its facilities. ERCO Worldwide is a founding member of Responsible Care®, an initiative of the Canadian Chemical Producers Association, an association that promotes the safe and environmentally sound management of chemicals.

Employee and Labour Relations. As at December 31, 2003, ERCO Worldwide has 420 employees of which approximately 165 (39%) are unionized. The three plants in Vancouver, Saskatoon and Buckingham are subject to collective bargaining agreements. These agreements expire on a staggered basis: the Buckingham agreements in 2008 and 2009; the Vancouver agreement in 2009; and the Saskatoon agreement in September 2004.

Superior Energy Management ("SEM")

Condensed operating results for 2003 and 2002 are provided in the following table. For detailed business segment results, see Note 16 to the Consolidated Financial Statements.

SEM – CONDENSED OPERATING RESULTS

	Twelve Months Ended December 31 2003		Twelve Months Ended December 31 2002	
(millions of dollars except cents per gigajoule amounts)	**$**	**¢/GJ**	$	¢/GJ
Gross profit	**8.1**	**38.8**	0.5	22.5
Less cash operating, administration and selling costs	**(4.7)**	**(23.0)**	(0.7)	(35.0)
Operating distributable cash flow	**$ 3.4**	**15.8**	$ (0.2)	(12.5)
Gigajoules of natural gas sold (millions)	**20.9**		2.0	

SEM commenced fixed-price, term natural gas sales in October 2002 to commercial, light industrial and residential customers in the Ontario marketplace. In 2003, it continued the execution of its business plan, generating natural gas sales of 20.9 million gigajoules ("GJs") during the year, an increase of 18.9 million GJs over 2002 volumes. SEM generated operating distributable cash flow of $3.4 million in the year compared to a small start-up loss in 2002 of $0.2 million. Natural gas margins improved steadily throughout 2003. Customer contracts acquired with no margins in the fourth quarter of 2002 from a third party were renewed during 2003 at normal commercial margins. Cash operating, administrative and selling costs were higher than last year as the people, business, and sales infrastructure were developed during the year in support of the growing business. SEM expenses its customer acquisition costs as incurred.

SEM is currently servicing approximately 10,800 end-use customers, the largest of which represents 10% of SEM's gross profits. Customer contracts are at a fixed price for terms of one to five years. At December 31, 2003, the weighted average remaining term of SEM's contracts was 22 months. To resource customer term fixed-price selling commitments, SEM enters into forward physical and financial commodity transactions with counter parties for similar terms and volumes. SEM arranges its natural gas supply requirements with five suppliers, four of which have investment grade credit ratings. (See Note 14(ii) of the Consolidated Financial Statements for fixed-price purchase commitments amounts).

Outlook

SEM plans to continue executing its business plan in 2004 and expects to grow profitably from the foundation established in 2003 in the Ontario market. SEM plans to expand into the Quebec market in 2004, which is in the process of allowing commercial and light industrial natural gas consumers to choose a fixed-price option.

Business Risks

Fixed-Price Offerings. In order to mitigate the price risk from offering its customers fixed-price, term natural gas contracts, SEM enters into forward physical and financial commodity transactions with third parties that have terms and conditions that are substantially the same as its customers' contracts. A marginally long, fixed-price natural gas position is maintained in order that SEM's sales team and agents can market the fixed-price offering to customers with a known cost of gas.

Legislative and Regulatory Environment. SEM operates in the highly regulated natural gas industry in the Province of Ontario. Decisions made or rules enacted by the Ontario Energy Board ("OEB"), new legislation or regulations or changes to existing legislation or regulations could impact SEM's operations. As part of the ABC-T Services (Agent, Billing & Collection Services) the Local Distribution Companies ("LDCs") are mandated by the OEB to perform certain services on behalf of SEM including natural gas storage, distribution, collection services and assuming the specific risk of any bad debts owing from SEM's customers under these types of customer arrangements. If the rules mandating the LDCs to provide the ABC-T services were withdrawn, there is no assurance the LDCs would continue to provide these services. This could require SEM to source these service requirements directly, potentially adversely affecting SEM's cost structure and profitability.

Balancing. SEM purchases natural gas to meet its estimated commitments to its customers based upon the historical consumption of gas by its customers evidenced by the records of the applicable LDC. Depending upon several factors, including weather, customers may use more or less natural gas than the volume purchased by SEM on their behalf. This would require SEM to purchase or sell over time the shortfall or excess volume at then current market prices, potentially adversely impacting SEM's profitability. SEM accrues estimated balancing costs on an ongoing basis.

Corporate

Management incentive and administrative fees were eliminated effective January 1, 2003 as part of the management internalization transaction that was approved by Unitholders on May 8, 2003, at a total cost of $141.3 million ($92.5 million after tax). Cash paid to terminate the contracts was re-invested to acquire 7.0 million trust units and 3.5 million warrants of the Fund and transaction costs of $2.5 million were incurred. The warrants are exercisable until May 7, 2008, at $20.00 per trust unit. The cost of the management internalization has been charged to net income (See Note 15(i) to Consolidated Financial Statements). As part of the internalization, senior management agreed to continue in their current roles as executive officers of Superior and signed employment agreements providing for certain retention arrangements by way of non-interest-bearing loans aggregating $6.5 million. These loans were used by senior management to purchase an aggregate of 325,000 trust units. The loans will be repaid through the payment of retention bonuses over the next four years and have been recorded in Unitholders' equity. Termination of the management and administrative agreements resulted in the elimination of fees payable by Superior and the Fund in 2003, estimated at $25.2 million (2002: $11.1 million). The cost of this transaction has been excluded from distributable cash flow due to its accretive nature.

Cash taxes were limited to federal and provincial capital taxes of $3.2 million (2002: $0.7 million), as income taxes were fully deferred. Cash taxes are expected to remain at similar levels for 2004. Capital taxes have been allocated to Superior's three business segments based on net taxable capital deployed.

Approximately 86%, 64%, and 18% of Superior's estimated net U.S. dollar cash flows for 2004, 2005 and 2006 respectively, have been hedged. As a consequence, a one-cent change in the Canadian dollar relative to the U.S. dollar is estimated to have a $0.1 million, $0.4 million and $0.8 million change in Superior's distributable cash flow for 2004, 2005 and 2006, respectively (See Note 14(iv) to the Consolidated Financial Statements).

Interest expense of $14.7 million in 2003 increased $11.9 million over the prior year, as debt borrowed to finance the acquisition of ERCO Worldwide was outstanding for the full year in 2003 as compared to the 13 day period subsequent to the closing of this acquisition in 2002. Effective interest rates were 1.4% higher than

the prior year as the ERCO Worldwide acquisition credit facility was refinanced during the fourth quarter with higher cost 10 year average life debt. Refer to the "Liquidity and Capital Resources" for further discussion of debt levels. Approximately 23% of Superior's total debt obligations are subject to fixed interest rates (35% including the Debentures net of interest rate swap). See "Business Risks – Interest Rates".

Distributions on the Debentures totalled $22.7 million, an increase of $15.0 million over the prior year. Distributions on the Series 2 Debentures issued in December 2002 to partially fund the ERCO Worldwide acquisition, contributed to a $19.2 million increase in distributions. Offsetting this was the impact of conversions of the Series 1 and Series 2 Debentures during the year, which reduced distributions on the Debentures by $4.2 million compared to 2002. (See "Financing Activity").

Quarterly financial and operating information for 2003 and 2002 are provided below. Approximately three-quarters of Superior Propane's operating cash flow is generated in the first and fourth quarter each year, as approximately 50% of the sales volumes are generated from space heating end-use applications. Net working-capital funding requirements follow a similar seasonal trend, peaking during the first quarter of each year and declining to seasonal lows during the third quarter. Operating distributable cash flow of ERCO Worldwide and SEM do not have significant seasonal fluctuations.

QUARTERLY FINANCIAL AND OPERATING INFORMATION

(millions of dollars except per trust unit amounts)	2003 Quarter				2002 Quarter			
	First	**Second [2]**	**Third**	**Fourth**	First	Second	Third	Fourth
Propane sales volumes (millions of litres)	**542**	**318**	**298**	**467**	519	357	317	495
Chemical sales volumes (thousands of metric tonnes)	**139**	**132**	**138**	**165**	–	–	–	17
Natural gas sales volumes (millions of GJs)	**4**	**5**	**6**	**6**	–	–	–	2
Gross profit	**139.2**	**100.0**	**95.0**	**137.5**	92.4	61.4	54.1	87.8
Net earnings/(loss)	**36.8**	**(81.5)**	**17.6**	**32.2**	32.5	10.9	6.0	19.3
Per basic trust unit	**$ 0.63**	**$ (1.59)**	**$ 0.18**	**$ 0.40**	$ 0.66	$ 0.20	$ 0.09	$ 0.34
Per diluted trust unit	**$ 0.56**	**$ (1.59)**	**$ 0.18**	**$ 0.40**	$ 0.62	$ 0.20	$ 0.09	$ 0.34
Distributable cash flow	**57.4**	**21.2**	**17.8**	**49.0**	37.5	16.9	11.5	24.6
Per basic trust unit	**$ 1.18**	**$ 0.38**	**$ 0.27**	**$ 0.71**	$ 0.82	$ 0.36	$ 0.24	$ 0.51
Per diluted trust unit	**$ 0.98**	**$ 0.38**	**$ 0.27**	**$ 0.66**	$ 0.76	$ 0.36	$ 0.24	$ 0.51
Net working capital [1]	**60.5**	**26.4**	**32.5**	**36.9**	42.6	27.0	34.4	54.0

(1) Net working capital reflects amounts as at the quarter end and is comprised of accounts receivable and inventories, less accounts payable and accrued liabilities.
(2) Second quarter 2003 results include a one time expense of $141.3 million ($92.5 million after tax) related to the internalization of management. See Note 15(i) to the Consolidated Financial Statements.

Fourth quarter 2003 distributable cash flow increased to $49.0 million or $0.71 per average trust unit outstanding, an increase of 39% over the prior year period. Net earnings for the quarter increased by 67%, predominantly due to the full-quarter contribution from ERCO Worldwide, the Albchem acquisition, and good performance from the propane and natural gas retailing businesses. In addition, management incentive fees for 2003 were eliminated as part of the management internalization transaction, which occurred in the second quarter of 2003. Other significant fourth-quarter events included the closing of the U.S. private placement offering of US$160 million, and the expansion of the secured revolving term bank credit facilities. Further

discussion of the 2003 fourth-quarter results, including these events, is provided elsewhere within this MD&A and in the Fund's Fourth Quarter and 2003 Earnings Release, dated March 2, 2004.

Liquidity and Capital Resources

The Fund's distributions to Unitholders are sourced entirely from its investments in Superior. The Fund's investments in turn are financed by trust unit equity and by the Debentures. The quoted market value of the Fund's trust unit capital and Debentures was $1,780.4 million and $301.6 million respectively, based on closing prices on December 31, 2003 on the Toronto Stock Exchange.

Superior's capital assets are financed substantially through equity and Shareholder Notes held by the Fund. Working capital is financed by proceeds raised from the trade accounts receivable sales program and revolving term bank credit facilities. Maintenance capital requirements are funded from operating cash flow. These expenditures are typically weighted towards the last half of the year, as Superior Propane's truck fleet, tanks and cylinders are renewed in preparation for the winter heating season. Distributions to Unitholders are funded by, and to the extent of, operating cash flow after provision for maintenance capital expenditures and distributions to Debentureholders and other provisions as deemed appropriate. Capital required to finance an expansion of Superior's business is financed by either additional borrowings by Superior or financings by the Fund. Through these funding policies, Superior maintains a strong financial position to facilitate the efficient execution of its business plans.

Financing Activity

In conjunction with the December 2002 ERCO Worldwide acquisition, a $340.0 million credit facility was arranged. This one-year facility was refinanced in 2003 as follows:

(millions of dollars)	
206.8	U.S. private placement offering of US$160 million, 10 year average life senior secured Notes (the "Notes") completed October 29, 2003
88.9	offering of 4.5 million trust units on June 11, 2003
30.0	expansion of the trade accounts receivable sales program in April 2003
14.3	borrowings under Superior's secured revolving term bank facilities
340.0	

The Notes were issued at a combined effective interest rate of 6.65%. Superior swapped US$85 million of the fixed-interest rate obligation into a Canadian dollar floating interest-rate obligation at an effective interest rate of banker's acceptance rates plus 1.7%, which was 4.3% at year end. Standard & Poor's ("S&P") and Dominion Bond Rating Service ("DBRS") have assigned a credit rating of BBB- to the Notes (See Note 8 to the Consolidated Financial Statements).

On May 8, 2003, the Fund issued in conjunction with the termination of the management and administration and related employment retention agreements, 7.325 million trust units and 3.5 million warrants to purchase trust units exercisable until May 7, 2008, at $20.00 per trust unit. The value of the trust units and warrants issued was $138.8 million (See Note 15(i) to the Consolidated Financial Statements).

On May 22, 2003, S&P lowered Superior's unsecured corporate credit rating to BB+ from BBB- and changed its outlook to stable. DBRS confirmed Superior's corporate credit rating at BBB(low) with a stable outlook in January 2003. S&P stated, "The acquisition of the pulp chemicals business has materially changed Superior's business profile and increased leverage. Although the Company's operations are now more diversified, the addition of the pulp chemicals business has not decreased the Company's overall risk profile". Superior remains committed to maintaining an investment grade financial position to facilitate the efficient execution of its business plans.

On August 28, 2003, the Fund completed a public treasury offering of 4.85 million trust units for proceeds of $100.2 million, net of issue costs. These proceeds were raised to partially fund the $122.8 million cost of the Albchem acquisition, which closed on October 1, 2003. Between August 28 and October 1, these proceeds were used to temporarily pay down bank debt. The remaining $22.6 million acquisition cost was funded by borrowings under Superior's revolving term credit facilities (See Note 4 to the Consolidated Financial Statements).

During the third quarter, Superior expanded and extended the term of its secured revolving term bank credit facilities. Superior now has $35 million revolving term credit facilities with seven different financial institutions, for a total capacity of $245 million, an increase of 75% from prior year levels. Banking capacity was increased to support the growth of the business with the addition of ERCO Worldwide and the start-up of the natural gas retailing business. The credit facilities bear interest based on floating Banker's Acceptance or Libor rates plus applicable credit spreads. As of December 31, 2003, $111.0 million (2002: $103.4 million) had been drawn on these facilities of which US$50.5 million was drawn by ERCO Worldwide's operations in the United States. These facilities are secured by a general charge over the assets of Superior. The principal covenant of these facilities and the Notes limit the incurrence of additional long-term indebtedness and payment of distributions to the Fund if Superior's senior debt (including amounts raised from the accounts receivable sales program) exceeds three times earnings before interest, taxes, depreciation and amortization for the last 12-month period as adjusted for the proforma impact of acquisitions. At December 31, 2003, this ratio was 2.0 to 1.0 (See Note 8 to the Consolidated Financial Statements).

On December 17, 2002, $250 million Series 2 Debentures were issued, raising $239.5 million in net proceeds after issuance costs. The net proceeds were used to finance a portion of the ERCO Worldwide acquisition cost. The Series 2 Debentures are convertible at the option of the holder, into fully paid trust units of the Fund at a conversion price of $20.00 per trust unit. In January 2001, the Fund issued $100 million Series 1 Debentures. The Series 1 Debentures are convertible, at the option of the holders, into fully paid trust units of the Fund at a price of $16.00 per trust unit. The 8% fixed interest rate obligation on $100 million of the Debentures was swapped into a floating-rate obligation in order to maintain a floating interest-rate profile. Both series of Debentures have been classified as equity on the consolidated balance sheet because the Fund may elect to satisfy interest and principal obligations by the issuance of trust units. Because of the equity treatment, the distributions on the Debentures are charged directly to Unitholders' equity, but are deducted from the calculation of distributable cash flow. (See Note 12 to the Consolidated Financial Statements). During the year, $44.1 million of Series 1 Debentures were converted into 2.7 million trust units and $41.1 million of Series 2 Debentures were converted into 2.1 million trust units. Conversions accelerated through 2003 in response to the 30% increase in the trust unit price during the year. As at December 31, 2003, there were $25.6 million Series 1 and $208.9 million Series 2 Debentures outstanding.

The weighted average number of trust units outstanding in 2003 has increased by 27% to 59.4 trust units compared to the prior year. The increase resulted from the issue of the 4.85 million trust units to partially fund the Albchem acquisition, the 4.5 million trust unit offering completed in June 2003, to repay a portion of the ERCO Worldwide acquisition facility, the 7.325 million trust units issued in May in conjunction with the management internalization transaction and 4.8 million trust units issued on conversions of Debentures.

CONTRACTUAL OBLIGATIONS AND OTHER COMMITMENTS

			Payments Due in			
(millions of dollars)	Notes [1]	Total	**2004**	**2005-2006**	**2007-2008**	**2009 and thereafter**
Revolving term bank credits [2]	8	$ 111.0	–	$ 111.0	–	–
Term loans [3]	8	206.8	–	–	–	206.8
Operating leases [4]	14(i)	49.0	15.3	18.4	9.5	5.8
Natural gas, propane & electricity purchase commitments [5]	14(ii)(iii)	629.3	294.1	136.4	39.1	159.7
Future employee benefits	9	27.7	4.3	8.6	8.6	6.2
Total contractual obligations		1,023.8	313.7	274.4	57.2	378.5

(1) Notes to the Consolidated Financial Statements.
(2) These are $245 million, 364 day revolving facilities with a two-year amortizing term out period.
(3) These Notes have a 10-year average life with repayments commencing in 2009 and are fully repaid in 2015.
(4) Operating lease commitments together with the accounts receivable sales program described below, comprise Superior's off-balance sheet obligations.
(5) Natural gas and propane fixed-price purchase commitments support similar long-term committed customers' sales contracts.

Superior has entered into an agreement to sell, with limited recourse, certain account receivables on a 30-day revolving basis to an entity sponsored by a Canadian Chartered Bank to finance a portion of its working capital requirements. The receivables are sold at a discount to face value based on prevailing money market rates. As at December 31, 2003, proceeds of $100.0 million (2002: $68.6 million) had been raised from this program and were used to repay revolving term bank credits (See Note 5 to the Consolidated Financial Statements). The year-over-year increase in proceeds raised under this program of $31.4 million reflects the addition of ERCO Worldwide receivables in 2003. The accounts receivable sales agreement requires Superior to maintain a minimum unsecured credit rating standard (BB+ or better) and meet certain historically based collection performance standards. Superior's current credit ratings and other program requirements are in compliance.

Superior's total debt which includes the revolving term bank credits, the Notes and the proceeds from its receivable sales program amounted to $417.8 million at December 31, 2003, a decrease of $94.2 million from the prior year, as follows:

(millions of dollars)

(88.9)	application of net proceeds from the June trust unit offering
(12.0)	2003 distributable cash flow exceeding distributions paid to Unitholders
(37.4)	reduction in Canadian dollar equivalent of U.S. dollar debt levels
22.6	funding of Albchem acquisition net of proceeds from the August trust unit offering
7.0	funding of the ERCO Worldwide cell replacement and Thunder Bay sodium chlorite growth capital projects
14.5	decrease in net working capital of $25.4 million, net of increase in accounts receivable sales program proceeds of $31.4 million, and other
(94.2)	2003 reduction of total debt

Superior's net working capital requirements at December 31, 2003 decreased by $25.4 million from the prior year-end level, due to the expansion of Superior's revolving trade accounts receivable sales program by approximately $30 million of ERCO Worldwide accounts receivables, partially offset by the elimination of management incentive fees payable for 2003, which in 2002 amounted to $11.1 million.

At December 31, 2003, 49% of Superior's total debt is not repayable for at least five years. This improved repayment profile, combined with the expansion of its secured revolving term credit facilities during 2003, has significantly strengthened Superior's liquidity position compared to the previous year. At December 31, 2003, Superior's total debt included US$125.5 million of debt, which was substantially equivalent to the amount of U.S. dollar-denominated assets on its balance sheet.

Outlook

In 2004, we anticipate distributable cash flow per trust unit to be comparable to 2003, after adjusting for the one-time impact of the timing of the issue of units resulting from the internalization of the management agreements in 2003. Increased distributable cash flow is expected from a full year's contribution from ERCO Worldwide's acquisition of Albchem and continued profitable growth by Superior Energy Management, offset by the dilutive impact of the continued conversion of the Debentures into trust units.

Over the longer term, the Fund plans to continue its disciplined diversification strategy by taking advantage of profitable growth opportunities within each division and to acquire other businesses that have risk profiles appropriate for an income fund structure. Acquisitions must be accretive to Unitholder distributions and be financed in a manner that maintains Superior's existing financial strength.

Sensitivity Analysis

The Fund's estimated cash flow sensitivity in 2004 to the following changes are provided below:

	Change	Change	Impact on Distributable Cash Flow	Per Trust Unit
Propane Retailing Business				
Change in sales margin	$0.005/litre	3%	$ 8.1 million	$ 0.12
Change in sales volume	50 million litres	3%	$ 6.4 million	$ 0.09
Pulp Chemicals Business				
Change in sales price	$10.00/tonne	2%	$ 5.7 million	$ 0.08
Change in sales volume	10,000 metric tonnes	2%	$ 3.5 million	$ 0.05
Natural Gas Retailing Business				
Change in sales margin	$0.02/GJ	5%	$ 0.4 million	$ 0.01
Change in sales volume	1 million GJ	5%	$ 0.4 million	$ 0.01
Corporate				
Change in Cdn$/US$ exchange rate (1)	$0.05	4%	$ 0.5 million	$ 0.01
Corporate change in interest rates	1%	25%	$ 4.2 million	$ 0.06

(1) After giving effect to US$ forward sales contracts. See Note 14(iv) to the Consolidated Financial Statements.

Business Risks – Corporate

Interest Rates. Superior maintains a substantial floating interest-rate exposure through a combination of floating interest-rate borrowings and a hedging program. Approximately 50% of the Propane Retailing and 100% of the Pulp Chemicals demand levels are affected by general economic trends. Generally speaking, when the economy is strong, interest rates increase as does sales demand from Superior's customers, thereby increasing Superior's ability to pay higher interest costs and vice versa. In this way, a common relationship between economic activity levels, interest rates and Superior's ability to pay higher or lower rates are generally aligned, providing Superior with a natural business hedge against interest rates.

Foreign Exchange Risk. A portion of Superior's net cash flows are denominated in U.S. dollars. Accordingly, fluctuations in the Canadian/United States dollar exchange rate can impact profitability. Superior mitigates this risk by hedging. See "Sensitivity Analysis".

Critical Accounting Estimates. Application of accounting estimates requires certain assumptions to be made regarding future events. These estimates require experience and judgement and are subject to inherent risk of inaccuracy, particularly where they relate to events expected to take place well into the future. Long-term estimates are examined on a regular basis and adjusted prospectively where necessary.

New Accounting Policies. The Fund is adopting the Canadian Institute of Chartered Accountants ("CICA") Accounting Guideline 13, "Hedging Relationships" effective January 1, 2004. This guideline sets out the criteria an entity must meet in order to use hedge accounting and imposes additional documentation, financial and disclosure requirements on the Fund to ensure hedge accounting will be achieved. The Fund utilizes derivative and other financial instruments to manage its exposure to market risks related to interest rates, foreign currency exchange rates and commodity prices. This is not expected to impact 2004 results.

The Fund has chosen to adopt, effective December 31, 2003, CICA's new requirements for "Employee Future Benefits – Additional Disclosures." These new disclosures provide additional information to allow financial statement users to better understand an entity's employee future benefit obligations and costs. In response to these requirements, the Fund has expanded its disclosure of its accounting policy for future employee benefits in Notes 1 and 9 to the Consolidated Financial Statements.

Management has reviewed the CICA accounting standards and guidelines on "Financial Instruments – Disclosure and Presentation" which becomes effective in 2005. While the adoption of this change in accounting policy will have no impact on the Fund's distributable cash flow, it will have a material impact on the Fund's financial statements. Currently the Debentures are shown as part of Unitholders' capital and under the new requirements will be reclassified to a long term obligation of the Fund. Consequently the related interest on these Debentures will also be reclassified to interest expense, from a Debenture distribution from equity. This reclassification will have no impact on Superior's debt covenants, as these Debentures are of a subordinated nature.

Selected Financial Information

(millions of dollars except per trust unit amounts)	Years Ended December 31 2003 [2]	2002	2001
Total assets (as at December 31)	**1,436.0**	1,392.7	654.9
Total revenues	**1,234.3**	640.9	787.5
Gross profit	**471.7**	295.8	300.7
Net earnings	**5.1**	68.8	37.4
Per trust unit [1]	**$ (0.30)**	$ 1.29	$ 0.67
Cash generated from operations before changes in working capital	**36.7**	101.4	89.3
Distributable cash flow	**145.4**	90.6	78.3
Per trust unit	**$ 2.45**	$ 1.93	$ 1.71
Cash Distributions per trust unit [3]	**$ 2.28**	$ 1.99	$ 1.67
Current and long-term debt (as at December 31)	**317.8**	443.4	101.0

(1) Net (loss)/earnings per trust unit, net of distributions to Debentureholders, basic and diluted.

(2) 2003 results include a one time expense of $141.3 million ($92.5 million after tax) related to the internalization of management. See Note 15(i) to the Consolidated Financial Statements.

(3) Cash distributions per trust unit paid in fiscal year.

SUPERIOR PLUS INCOME FUND
FORM OF PROXY
for the May 5, 2004 Annual Meeting of Unitholders

This proxy is solicited on behalf of Superior Plus Inc.

The undersigned Unitholder of Superior Plus Income Fund (the "Fund") hereby appoints Grant D. Billing or, failing him, Theresia R. Reisch or, instead of any of them ____________________

____

as proxy holder of the undersigned, with full power of substitution, to attend, act and vote on behalf of the undersigned at the Annual Meeting of Unitholders of the Fund (the "Meeting") to be held on May 5, 2004, and at any adjournment thereof (notice of which Meeting, with the accompanying Information Circular of the Fund dated March 2, 2004 (the "Information Circular"), has been received by the undersigned), in the same manner, to the same extent and with the same powers as if the undersigned were there present and, without limiting the general authorization given, the persons above named are specifically directed to vote on behalf of the undersigned in the following manner:

(1) On the election of nine (9) directors of Superior Plus Inc. as specified in the Information Circular:

☐ **FOR** ☐ **WITHHOLD VOTE**

or, if no specification is made, FOR such election.

(2) On the appointment of Deloitte & Touche LLP as auditor of the Fund:

☐ **FOR** ☐ **WITHHOLD VOTE**

or, if no specification is made, FOR such appointment.

(3) In the proxy holder's discretion, to vote on any amendments or variations to the matters identified in the Notice of the Meeting and accompanying Information Circular and on all other matters that may properly come before the Meeting or any adjournment thereof in such manner as the proxy holder may see fit. The undersigned hereby agrees to ratify and confirm all that such proxy holder may do by virtue hereof.

On any ballot that may be called for at the Meeting, all trust units in respect of which the persons named in this form of proxy have been appointed to act will be voted or withheld from voting in accordance with the specification made in this proxy.

The undersigned hereby revokes any form of proxy previously given.

Please mark, sign, date and return the proxy promptly using the enclosed envelope. See Notes on the reverse side.

Signature: ____________________

Name of Unitholder: ____________________
(please print)

Date: ____________________

NOTES:

(1) This form of proxy must be signed and dated. If not dated by the Unitholder, the form of proxy will be deemed to bear the date on which it was mailed to the Unitholder.

(2) The Unitholder should sign his name in the form in which his trust units are registered. The form of proxy must be executed by the Unitholder or the Unitholders' attorney authorized in writing. If the Unitholder is a corporation, the proxy must be executed under its corporate seal or by an officer or attorney duly authorized. A copy of any such authorization should accompany the form of proxy. Persons signing as executors, administrators, trustees, etc., should so indicate.

(3) **A Unitholder has the right to appoint a person, who need not be a Unitholder, other than any of the persons designated in this form of proxy to attend and act on his behalf at the Meeting. This right may be exercised by inserting such other person's name in the blank space provided for that purpose herein or by completing another form of proxy. Such Unitholder should notify the nominee of this appointment, obtain his consent to act as proxy holder and instruct him on how the Unitholder's trust units are to be voted.**

(4) Unitholders who do not expect to attend the meeting in person are requested to send a duly completed form of proxy to Computershare Trust Company of Canada, Service Delivery, 100 University Avenue, Toronto, Ontario M5J 2Y1, for receipt not later than 11:30 a.m. (Toronto time) on the business day immediately preceding the date of the Meeting or any adjournment thereof to be valid for use at the Meeting or any such adjournment.

(5) Your name and address are recorded as indicated. Please report any change.

Superior Plus

Theresia R. Reisch
Investor Relations Manager & Corporate Secretary
Direct Telephone: (403) 218-2953
Direct Facsimile: (403) 218-2973
E-mail: treisch@superiorplus.com

March 24, 2004

Transmitted Via SEDAR

To: The Securities Commissions or similar
Regulatory Authorities in each
Province and Territory of Canada

and: The Toronto Stock Exchange

Dear Sirs:

Re: Confirmation of Mailing – Superior Plus Income Fund (the "Fund")
Certificate Regarding Dissemination to Unitholders

The undersigned hereby certifies that the documents set forth below have been sent on March 24, 2004, by pre-paid mail, to the unitholders of record on March 17, 2004.

1. Notice of the Fund's Annual Meeting and Information Circular
2. Instrument of Proxy
3. Return envelope
4. Annual Report for the fiscal year ended December 31, 2003 which contains the 2003 Annual Financial Statements

I further confirm that copies of the above referenced materials were sent by pre-paid mail to each intermediary holding units of the Fund who responded to the search procedures pursuant to Canadian Securities Administrators' National Instrument 54-101 regarding communication with Beneficial Owners of Securities of a Reporting Issuer.

Yours truly,
Superior Plus Inc.

"Theresia R. Reisch"

Theresia R. Reisch
Secretary

h:\spif\Annual\MailCert.doc

Superior Plus

Theresia R. Reisch
Investor Relations Manager & Corporate Secretary
Direct Telephone: (403) 218-2953
Direct Facsimile: (403) 218-2973
E-mail: treisch@superiorplus.com

March 24, 2004

Transmitted Via SEDAR

To: The Securities Commissions or similar
Regulatory Authorities in each
Province and Territory of Canada

and: The Toronto Stock Exchange

Dear Sirs:

Re: Confirmation of Mailing – Superior Plus Income Fund (the "Fund")
Certificate Regarding Dissemination to Unitholders

The undersigned hereby certifies that the documents set forth below have been sent on March 24, 2004, by pre-paid mail, to the unitholders of record on March 17, 2004.

1. Notice of the Fund's Annual Meeting and Information Circular
2. Instrument of Proxy
3. Return envelope
4. Annual Report for the fiscal year ended December 31, 2003 which contains the 2003 Annual Financial Statements

I further confirm that copies of the above referenced materials were sent by pre-paid mail to each intermediary holding units of the Fund who responded to the search procedures pursuant to Canadian Securities Administrators' National Instrument 54-101 regarding communication with Beneficial Owners of Securities of a Reporting Issuer.

Yours truly,
Superior Plus Inc.

"Theresia R. Reisch"

Theresia R. Reisch
Secretary

h:\spif\Annual\MailCert.doc

Superior Plus

Theresia R. Reisch
Investor Relations Manager & Corporate Secretary
Direct Telephone: (403) 218-2953
Direct Facsimile: (403) 218-2973
E-mail: treisch@superiorplus.com

March 24, 2004

Transmitted Via SEDAR

To: The Securities Commissions or similar
Regulatory Authorities in each
Province and Territory of Canada

and: The Toronto Stock Exchange

Dear Sirs:

Re: Confirmation of Mailing – Superior Plus Income Fund (the "Fund")
Certificate Regarding Dissemination to Unitholders

The undersigned hereby certifies that the documents set forth below have been sent on March 24, 2004, by pre-paid mail, to the unitholders of record on March 17, 2004.

1. Notice of the Fund's Annual Meeting and Information Circular
2. Instrument of Proxy
3. Return envelope
4. Annual Report for the fiscal year ended December 31, 2003 which contains the 2003 Annual Financial Statements

I further confirm that copies of the above referenced materials were sent by pre-paid mail to each intermediary holding units of the Fund who responded to the search procedures pursuant to Canadian Securities Administrators' National Instrument 54-101 regarding communication with Beneficial Owners of Securities of a Reporting Issuer.

Yours truly,
Superior Plus Inc.

"Theresia R. Reisch"

Theresia R. Reisch
Secretary

h:\spif\Annual\MailCert.doc

Management's Responsibility for Financial Reporting

The financial statements of the Superior Plus Income Fund (the "Fund") and all of the information in this annual report are the responsibility of the management of Superior Plus Inc., the Fund's wholly-owned subsidiary and operating entity.

The Consolidated Financial Statements have been prepared by management in accordance with Canadian generally accepted accounting principles and include certain estimates that are based on management's best judgements. Actual results may differ from these estimates and judgements. Management has ensured that the Consolidated Financial Statements are presented fairly in all material respects.

Management has developed and maintains a system of internal controls to provide reasonable assurance that the Fund's assets are safeguarded, transactions are accurately recorded, and the financial statements realistically report the Fund's operating and financial results in a timely manner. Financial information presented elsewhere in this annual report has been prepared on a consistent basis with that in the Consolidated Financial Statements.

The Board of Directors of Superior Plus Inc. is responsible for reviewing and approving the financial statements and primarily through its Audit Committee, ensures that management fulfills its responsibilities for financial reporting. The Audit Committee meets with management and its external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues, to satisfy itself that each party is properly discharging its responsibilities and to review the annual report, the financial statements and the external auditors' report. The Committee reports its findings to the Board for the Board's consideration in approving the financial statements for issuance to the Unitholders. The Committee also considers, for review by the Board and approval by the Unitholders, the engagement or re-appointment of the external auditors.

Deloitte & Touche LLP, an independent firm of chartered accountants, was appointed by a vote of Unitholders at the Fund's last annual meeting to audit the Fund's Consolidated Financial Statements in accordance with Canadian generally accepted auditing standards. They have provided an independent professional opinion. Deloitte & Touche LLP has full and free access to the Audit Committee.

"Signed"

Geoffrey N. Mackey

President & Chief Executive Officer
Superior Plus Inc.

"Signed"

W. Mark Schweitzer

Executive Vice-President, Corporate
Development & Chief Financial Officer
Superior Plus Inc.

Calgary, Alberta

February 20, 2004

AUDITORS' REPORT

To the Unitholders of Superior Plus Income Fund:

We have audited the consolidated balance sheets of Superior Plus Income Fund (formerly the Superior Propane Income Fund) (the "Fund") as at December 31, 2003 and 2002 and the consolidated statements of earnings and deficit and cash flows for the years then ended. These financial statements are the responsibility of the management of the Fund. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Fund as at December 31, 2003 and 2002 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"Signed"

Calgary, Alberta
February 20, 2004

Deloitte & Touche LLP
Chartered Accountants

CONSOLIDATED BALANCE SHEETS

(millions of dollars)	As at December 31 2003	2002
ASSETS		
CURRENT ASSETS		
Accounts receivable (Note 5)	**$ 96.8**	$ 115.0
Inventories (Note 6)	**57.7**	55.0
	154.5	170.0
Capital assets (Note 7)	**782.1**	718.1
Intangible assets (Note 7)	**51.7**	66.5
Goodwill (Note 7)	**447.7**	438.1
	1,436.0	1,392.7
LIABILITIES AND UNITHOLDERS' EQUITY		
CURRENT LIABILITIES		
ERCO Worldwide acquisition credit facility (Note 8)	–	340.0
Accounts payable and accrued liabilities	**117.6**	116.9
Distributions payable to Unitholders and Debentureholders	**15.8**	10.2
	133.4	467.1
Revolving term bank credits and term loans (Note 8)	**317.8**	103.4
Future employee benefits (Note 9)	**23.4**	23.5
Future income taxes (Note 10)	**125.2**	142.9
TOTAL LIABILITIES	**599.8**	736.9
UNITHOLDERS' EQUITY		
Unitholders' capital (Note 11)	**1,220.4**	886.3
Deficit (Note 11)	**(384.3)**	(229.6)
Currency translation account	**0.1**	(0.9)
TOTAL UNITHOLDERS' EQUITY	**836.2**	655.8
	$ 1,436.0	$ 1,392.7

APPROVED BY THE BOARD OF DIRECTORS OF SUPERIOR PLUS INC.

"Signed"

David P. Smith
Director

"Signed"

Norman R. Gish
Director

CONSOLIDATED STATEMENTS OF EARNINGS AND DEFICIT

(millions of dollars except per trust unit amounts)	Years Ended December 31 2003	2002
REVENUES	$ 1,234.3	$ 640.9
Cost of products sold	762.6	345.1
Gross profit	471.7	295.8
EXPENSES		
Operating and administrative	278.3	180.0
Depreciation of capital assets	66.6	28.5
Amortization of intangible assets	6.1	0.2
Interest (Note 8)	14.7	2.8
Management incentive fee (Note 15(i))	–	11.1
Management internalization costs (Note 15(i))	141.3	–
Income tax (recovery)/expense of Superior (Note 10)	(40.4)	4.4
	466.6	227.0
NET EARNINGS	5.1	68.8
DEFICIT, BEGINNING OF YEAR	(229.6)	(195.9)
Net earnings	5.1	68.8
Distributions to Debentureholders (Notes 11 and 12)	(22.7)	(7.7)
Distributions to Unitholders (Note 11)	(133.4)	(93.3)
Accretion of debentures charged to deficit (Notes 11 and 12)	(3.7)	(0.4)
Adjustment for a retroactive adjustment in accounting policy for trust unit incentive plan compensation (Note 13)	–	(1.1)
DEFICIT, END OF YEAR	(384.3)	(229.6)
Net (loss)/earnings per trust unit, net of distributions to Debentureholders, basic and diluted (Note 11(i))	$ (0.30)	$ 1.29

CONSOLIDATED STATEMENTS OF CASH FLOWS

(millions of dollars)	Years Ended December 31 2003	2002
OPERATING ACTIVITIES		
Net earnings	**$ 5.1**	$ 68.8
Items not affecting cash:		
Depreciation and amortization of capital and intangible assets	**72.7**	28.7
Trust unit incentive plan compensation expense (Note 13)	**2.5**	0.2
Future income tax (recovery)/expense (Note 10)	**(43.6)**	3.7
Cash generated from operations before changes in working capital	**36.7**	101.4
Decrease/(increase) in non-cash operating working capital items	**25.4**	(0.3)
	62.1	101.1
INVESTING ACTIVITIES		
Maintenance capital expenditures, net	**(9.9)**	(3.1)
Other capital (expenditures)/proceeds, net	**(7.0)**	4.6
Pulp Chemicals acquisitions (Note 4)	**(122.8)**	(584.5)
	(139.7)	(583.0)
FINANCING ACTIVITIES		
Issue of trust units and warrants in consideration of management internalization (Note 15(i))	**138.8**	–
Issue of trust units, net of issue costs, to finance ERCO Worldwide acquisition (Note 11)	**88.9**	–
Issue of trust units, net of issue costs, to finance Albchem acquisition (Note 11)	**100.2**	–
Net proceeds from issue of debentures (Note 12)	–	239.5
ERCO Worldwide acquisition credit facility (Note 8)	**(340.0)**	340.0
Revolving term bank credits and term loans	**214.4**	2.4
Net proceeds from sale of accounts receivable (Note 5)	**31.4**	1.0
Distributions to Debentureholders (Notes 11 and 12)	**(22.7)**	(7.7)
Distributions to Unitholders (Note 11)	**(133.4)**	(93.3)
	77.6	481.9
CHANGE IN CASH	**–**	–
CASH BEGINNING AND END OF YEAR	**–**	–

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Distributable Cash Flows

(tablular amounts in Canadian millions of dollars unless noted otherwise, except per trust unit amounts)

(millions of dollars)	Years Ended December 31 2003	2002
Cash generated from operations before changes in working capital	**36.7**	101.4
Plus: Management internalization costs (Note 15(i))	**141.3**	–
Less: Maintenance capital expenditures, net	**(9.9)**	(3.1)
Distributions to Debentureholders	**(22.7)**	(7.7)
DISTRIBUTABLE CASH FLOW	**145.4**	90.6
Distributable cash flow per trust unit, basic (Note 11(i))	**$ 2.45**	$ 1.93
Distributable cash flow per trust unit, diluted (Note 11(i))	**$ 2.22**	$ 1.88

Distributable cash flow of the Superior Plus Income Fund (the "Fund") available for distribution to its Unitholders ("Unitholders"), is equal to consolidated cash flow from operations before changes in working capital, after provision for maintenance capital expenditures and distributions to holders of debentures ("Debentureholders") of the Fund. Distributions to Debentureholders are accounted for on an accrual basis. Distributable cash flow is the main performance measure used by management and investors to evaluate Fund and business segment performance. Readers are cautioned that distributable cash flow is not a defined performance measure under generally accepted accounting principles ("GAAP"), and that distributable cash flow cannot be assured. The Fund targets to pay out substantially all of its ongoing sustainable distributable cash flow through regular monthly distributions. The Fund's calculation of distributable cash flow may differ from similar calculations used by comparable entities.

2. Organization

The Fund is a limited purpose, unincorporated trust governed by the laws of the Province of Alberta. The Fund holds all of the outstanding securities of Superior Plus Inc. ("Superior"). The Fund's investments in Superior are comprised of Class A and B Common Shares (the "Common Shares") and $1.053 billion unsecured subordinated notes, due October 1, 2026, bearing interest at a weighted average rate of 13.31% (the "Shareholder Notes"). Cash is received monthly by the Fund from Superior in the form of interest income earned on the Shareholder Notes, and dividends or returns of capital received on the Common Share investment in Superior. The Fund's investments in Superior are financed by trust unit equity and convertible unsecured subordinated debentures (the "Debentures") (See Notes 11 and 12).

3. Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying Consolidated Financial Statements have been prepared according to Canadian GAAP applied on a consistent basis and include the accounts of the Fund, its wholly-owned subsidiary and Superior's subsidiaries. All significant transactions and balances (including the Shareholder Notes) between the Fund, Superior, and Superior's subsidiaries have been eliminated on consolidation.

(b) Business Segments

Superior operates three distinct business segments: the delivery of propane and propane related services and accessories under the Superior Propane trade name (the "Propane Retailing Business" or "Superior Propane"); the manufacture and sale of chemicals and related products and services for the pulp and paper and water treatment industries operating under the ERCO Worldwide trade name (the "Pulp Chemicals Business" or "ERCO Worldwide"); and the sale of natural gas under fixed-price term contracts operating under the Superior Energy Management trade name (the "Natural Gas Retailing Business", or "SEM") (See Note 16).

(c) Accounts Receivable Sales Program

Superior has a revolving trade accounts receivable sales program under which all transactions are accounted for as sales. Losses on sales depend in part on the previous carrying amount of the trade accounts receivables involved in the sales. The carrying amount is allocated between the assets sold and the retained interests based on their relative fair value at the date of the sale, which is calculated by discounting expected cash flows at prevailing money market rates.

(d) Inventories

Propane Retailing Business

Propane inventories are valued at the lower of weighted average cost and market determined on the basis of estimated net realizable value. Appliances, materials, supplies and other inventories are stated at the lower of cost and market determined on the basis of estimated replacement cost or net realizable value, as appropriate. Superior has an inventory of appliances rented to customers under rental contracts. The book value of this inventory is carried in the inventory accounts at cost less accumulated amortization. Amortization is provided on a straight-line basis, generally over a period of five years.

Pulp Chemicals Business

Inventories of the Pulp Chemicals Business are valued at the lower of cost and market, with cost determined on a first-in, first-out basis, and market determined on a basis of estimated replacement cost. Stores and supply inventory market values are determined on the basis of estimated replacement costs. Transactions are entered into from time to time with other companies to exchange chemical inventories in order to minimize working capital requirements and to facilitate distribution logistics. Balances related to quantities due to or payable by Superior are included in inventory.

(e) Financial Instruments

The net carrying value of accounts receivable, including the allowance for doubtful accounts, approximates fair value. The collection risk associated with accounts receivable that are sold pursuant to Superior's accounts receivable sales program (See Note 5), is provided for as part of Superior's overall allowance for doubtful accounts. Superior has a large number of diverse customers, which minimizes overall accounts receivable credit risk.

The carrying value of accounts payable, accrued liabilities, accrued interest and distributions payable approximates the fair value of these financial instruments due to the short-term maturity of these instruments. The carrying value of revolving term bank credits approximate their fair values due to the floating interest-rate nature and short rollover terms of these debt securities. The carrying value of term loans differs from their fair values due to the fixed-interest rate nature and long repayment terms of these debt securities (See Note 8 for a detailed description of the debt securities and mark to market disclosure).

(f) Capital Assets

Property, plant, and equipment are recorded at cost. Major renewals and improvements, which extend the useful lives of equipment, are capitalized, while repair and maintenance expenses are charged to operations

as incurred. Disposals are removed at carrying costs less accumulated depreciation with any resulting gain or loss reflected in operations.

Propane Retailing Business

Capital assets are depreciated over their respective estimated useful lives using the straight-line method except for loaned propane dispensers which use the declining balance method at a rate of 10%. The estimated useful lives of major classes of property, plant and equipment are:

Propane buildings	20 years
Tanks and cylinders	20 years
Truck tank bodies and chassis	7 to 10 years

Pulp Chemicals Business

Capital assets are depreciated on a straight-line basis over estimated useful lives ranging from three to twenty-five years, with the predominant life of plant and equipment being fifteen years.

(g) Intangible Assets

Pulp Chemicals Business

The estimated fair value of acquired royalty assets is amortized over the remaining term of the royalty agreements up to ten years. The costs of patents are amortized on a straight-line basis over their estimated useful lives, which approximates ten years.

Deferred Finance Charges

Superior defers and amortizes the cost of its long-term credit facilities to interest expense over the term of the facility.

(h) Goodwill

The excess of the Fund's cost of investment in Superior over the corresponding interest in Superior's current assets and property, plant and equipment less current liabilities, long-term debt and future income taxes on the dates of acquisition has been attributed to goodwill. Superior's cost of subsequent acquisitions in excess of the fair value of the net assets acquired is also recorded as goodwill. Goodwill is not amortized, but is tested for impairment on an annual basis, in accordance with the standards for accounting for goodwill and other intangible assets as recommended by the Canadian Institute of Chartered Accountants ("CICA"). The net carrying value of goodwill would be written down if the value were permanently impaired.

(i) Revenue Recognition

Propane Retailing Business

Revenues from sales are recognized at the time of delivery, or when related services are performed. Amounts billed to customers for shipping and handling are classified as revenues, with the related shipping and handling costs included in cost of goods sold.

Pulp Chemicals Business

Revenues from chemical sales are recognized as products are shipped. Revenues associated with the construction of chlorine dioxide generators are recognized using the percentage-of-completion method based on cost incurred compared to total estimated cost.

Natural Gas Retailing Business

Revenues are recognized as gas is delivered to local natural gas distribution companies. Costs associated with balancing the amount of gas used by SEM's customers with the volumes delivered by SEM to the local distribution companies are recognized as period costs.

(j) Future Employee Benefits

Superior has various defined benefit and defined contribution plans providing pension and other post-employment benefits to most of its employees, and accrues its obligations under the plans and the related costs, net of plan assets. Past service costs and actuarial gains and losses in excess of 10% are amortized into income over the expected average remaining life of the active employees participating in the plans (See Note 9).

(k) Income Taxes

The Fund is a unit trust for income tax purposes and is only taxable on any taxable income not allocated to the Unitholders. During 2003 and 2002, the Fund has allocated all of its taxable income to the Unitholders, and accordingly, no provision for current income taxes has been recorded at the Fund level. Superior is subject to corporate income taxes and follows the liability method of accounting for income taxes (See Note 10).

(l) Foreign Currency Translation

The accounts of the operations of the Pulp Chemicals Business in the United States are considered to be self-sustaining foreign operations and are translated using the current rate method, under which all assets and liabilities are translated at the exchange rate prevailing at the balance sheet date, and revenues and expenses at average rates of exchange during the period. Other monetary assets and liabilities held by Superior are also converted using the current rate method.

(m) Stock Based Compensation

Superior has a Trust Unit Incentive Plan ("TUIP") as described in Note 13. The TUIP is a Stock Appreciation Right as defined by the CICA. Compensation expense recognized represents the difference between the market price of the trust units and the grant price for the outstanding options multiplied by the number of options and reflecting the vesting features of the plan. Upon exercise, the compensation is settled in trust units of the Fund.

(n) Earnings per Trust Unit

Basic earnings per trust unit is calculated by dividing the net earnings less the distributions to Debentureholders, by the weighted average number of trust units outstanding during the period. The weighted average number of trust units outstanding during the period is calculated using the number of trust units outstanding at the end of each month during the period. Diluted earnings per trust unit is calculated by factoring in the dilutive impact of the dilutive instruments, including the exercise of trust unit options, the conversion of Debentures to trust units, and the exercise of warrants. The Fund uses the treasury stock method to determine the impact of dilutive instruments, which assumes that the proceeds from in-the-money trust unit options are used to repurchase trust units at the average market price during the period.

(o) Derivative Financial Instruments

Superior utilizes derivative and other financial instruments to manage its exposure to market risks related to interest rates, foreign currency exchange rates and commodity prices. Gains or losses relating to derivatives that are hedges are deferred and recognized in the same period and in the same financial statement category as the gains and losses on the corresponding hedged transactions.

A derivative must be designated and effective to be accounted for as a hedge. For cash flow hedges, effectiveness is achieved if the changes in the cash flows of the derivatives substantially offset the changes in the cash flows of the hedged position and the timing of cash flows is similar. In the event that a derivative does not meet the designation or effectiveness criterion, the gain or loss on the derivative is recognized in income. If a derivative that qualifies as a hedge is settled early, the gain or loss at settlement is deferred and recognized when the gain or loss on the hedged transaction is recognized. Premiums paid or received with respect to derivatives that are hedges are deferred and amortized to income over the term of the hedge.

Interest Rate Hedging

Superior enters into interest-rate swap agreements to alter the interest characteristics of a portion of its outstanding debt from a fixed to floating-rate basis or vice versa. The differential between the amounts paid and received is accrued and recognized as an adjustment to interest expense related to the underlying debt.

Foreign Exchange Hedging

Superior enters into foreign exchange contracts to hedge the effect of exchange rate changes on identifiable foreign currency denominated revenues and expenses in order to mitigate the potential negative impact of foreign exchange rate fluctuations; (See Note 14(iv) for foreign currency commitments). Superior carries U.S. dollar-denominated debt, which acts as a balance sheet hedge against its U.S. denominated net assets.

Superior also utilizes cross-currency swap agreements which are used to hedge the interest-rate risk and foreign currency net balance sheet exposures. Gains or losses on these contracts are accounted for in the same manner as for derivative financial instruments discussed above.

Electrical Hedging

ERCO Worldwide uses fixed cost electrical contracts in electrical markets that are deregulated to help mitigate fluctuations in electricity costs which are the most significant variable production costs (See Note 14(iii)).

Commodity Price Hedging

Propane Retailing Business

Superior Propane offers various fixed price propane sales programs to its customers as a value-added service. Superior Propane resources customer fixed-price volume commitments with a combination of physical inventory and forward-purchase contracts for similar terms, in order to mitigate the potential negative impact of a change in propane commodity pricing.

Natural Gas Retailing Business

SEM offers fixed-price natural gas contracts to its natural gas customers for periods of up to five years. Fixed-price customer volume commitments are resourced with a combination of physical and financial contracts for similar terms, in order to mitigate the potential negative impact of a change in natural gas commodity pricing.

3. Pulp Chemicals Acquisitions

Purchase of Albchem Holdings Ltd. ("Albchem")

On October 1, 2003, ERCO Worldwide acquired Albchem, a pulp chemicals business, for cash consideration of approximately $122.8 million on a debt-free basis. Using the purchase method for acquisitions, Superior consolidated the assets and liabilities from the acquisition and included earnings as of the closing date. Assets acquired and liabilities assumed were recorded at estimated fair values on the date of acquisition. Goodwill was recorded as the purchase price less the acquired assets and assumed liabilities. The allocation of the purchase price may be adjusted if additional information regarding the values of asset and liabilities becomes available.

The consideration paid by Superior has been allocated as follows:

Cash consideration paid	$ 122.1	Capital assets	$ 133.1
Acquisition costs	0.7	Goodwill	17.7
	$ 122.8	Working capital, net	6.2
		Future income taxes	(30.5)
		Other liabilities	(3.7)
			$ 122.8

Purchase of ERCO Worldwide

On December 19, 2002, Superior acquired ERCO Worldwide (formerly known as the Pulp Chemicals Business of Sterling Chemicals, Inc.). for cash consideration of approximately $584.5 million on a debt-free basis. Using the purchase method for acquisitions, Superior consolidated the assets and liabilities from the acquisition and included earnings as of the closing date. Assets acquired and liabilities assumed were recorded at estimated fair values on the date of acquisition. Goodwill was recorded as the difference between the purchase price and the fair values of the acquired assets and assumed liabilities. The purchase price allocation was revised from the original estimate reported at December 31, 2002 by increasing working capital from $29.5 to $30.9 million, and decreasing future taxes payable from $122.1 to $116.9 million. As a result, goodwill was decreased from $83.0 to $76.4 million. The final allocation of consideration paid by Superior is as follows:

Cash consideration paid	$ 577.5	Capital assets	$ 548.2
Acquisition costs	7.0	Intangible assets	65.3
	$ 584.5	Goodwill	76.4
		Working capital, net	30.9
		Future income taxes	(116.9)
		Future employee benefits	(16.4)
		Other liabilities	(3.0)
			$ 584.5

5. Accounts Receivable

Superior sells, with limited recourse, certain trade accounts receivable on a revolving basis to an entity sponsored by a Canadian chartered bank, and has accounted for the sale in accordance with the CICA guidelines relating to transfers of receivables. The accounts receivable are sold at a discount to face value based on prevailing money market rates. Superior has retained the servicing responsibility for the accounts receivable sold and has therefore recognized a servicing liability. The level of accounts receivable sold under the program fluctuates seasonally. At December 31, 2003, proceeds of $100.0 million (2002: $68.6 million) had been received. The fair value of the retained interest arising from the sale at December 31, 2003 was $13.9 million (2002: $11.9 million) and was estimated by discounting expected cash flows at prevailing money-market rates. Cash flows related to this sales program were as follows:

	2003	2002
Proceeds, beginning	**$ 68.6**	$ 67.6
Proceeds from the initial addition of ERCO Worldwide receivables	**30.0**	–
Proceeds from collections re-invested in revolving period sales	**1,056.8**	677.9
Remittances of amounts collected on sales	**(1,055.4)**	(676.9)
Proceeds from accounts receivable sales	**$ 100.0**	$ 68.6

6. Inventories

	2003	2002
Propane	**$ 26.8**	$ 24.6
Propane Retailing materials, supplies, appliances and other	**12.9**	14.8
Pulp Chemical finished goods and raw materials	**8.9**	6.5
Pulp Chemical stores, supplies and other	**9.1**	9.1
	$ 57.7	$ 55.0

7. Capital Assets, Intangible Assets and Goodwill

	2003			2002		
	Cost	**Accumulated Depreciation**	**Net Book Value**	Cost	Accumulated Depreciation	Net Book Value
Land	**$ 27.1**	**$ –**	**$ 27.1**	$ 30.4	$ –	$ 30.4
Buildings	**99.8**	**13.3**	**86.5**	86.6	11.1	75.5
Pulp Chemicals plant and equipment	**595.3**	**41.3**	**554.0**	480.8	1.3	479.5
Propane Retailing equipment	**399.8**	**285.3**	**114.5**	394.0	261.3	132.7
Capital Assets	**$ 1,122.0**	**$ 339.9**	**$ 782.1**	$ 991.8	$ 273.7	$ 718.1
Pulp Chemicals intangible assets	**54.5**	**5.6**	**48.9**	66.7	0.2	66.5
Deferred finance charges	**2.9**	**0.1**	**2.8**	–	–	–
Intangible Assets	**57.4**	**5.7**	**51.7**	66.7	0.2	66.5
Goodwill	**539.8**	**92.1**	**447.7**	530.2	92.1	438.1
Total capital assets, intangible assets and goodwill	**$ 1,719.2**	**$ 437.7**	**$ 1,281.5**	$ 1,588.7	$ 366.0	$ 1,222.7

8. Revolving Term Bank Credits and Term Loans

	Maturity Dates	Effective Interest Rates [3]	2003	2002
ERCO Worldwide acquisition credit facility			**$ –**	$ 340.0
Revolving term bank credits [1]				
LIBOR Loans (US$50.5 million)	2005 to 2006	Floating LIBOR rate plus applicable credit spread	**$ 65.3**	$ –
Banker's Acceptances	2005 to 2006	Floating BA rate plus applicable credit spread	**45.7**	103.4
			$ 111.0	$ 103.4

	Maturity Dates	Effective Interest Rates (3)	2003	2002
Carried forward from page 46			**$ 111.0**	$ 103.4
Term Loans (2)				
Terms loans subject to floating-interest rates	2013 to 2015	Floating BA rate plus 1.7%	**109.9**	–
Term loans subject to fixed-interest rates (US$75.0 million)	2009 to 2013	6.65%	**96.9**	–
			$ 206.8	$ –
Total revolving term bank credits and term loans			**$ 317.8**	$ 103.4

(1) During 2003, Superior and its wholly-owned subsidiary ERCO Worldwide Holdings Inc., renewed and expanded its secured revolving term bank credit facilities. Superior has revolving term credit capacity of $245.0 million, an increase of $105.0 million from December 31, 2002 levels. These facilities are secured by a general charge over the assets of Superior.

(2) On October 29, 2003, Superior issued Senior Secured Notes (the "Notes") totaling US$160.0 million (CDN $206.8 million at December 31, 2003), secured by a general charge over the assets of Superior. Proceeds were used to complete the repayment of the ERCO Worldwide acquisition credit facility. Repayments of principal begins in 2009. The estimated fair value of the Notes at December 31, 2003 was CDN$205.2 million. In conjunction with the issue of the Notes, Superior swapped US$85 million (CDN$109.9 million at December 31, 2003) of the principal and fixed-rate obligations into a Canadian dollar floating rate obligation. The estimated fair value of this interest-rate swap agreement at December 31, 2003 was a gain of $1.3 million. Superior has also swapped a further US$10 million of principal to a Canadian dollar principal obligation.

(3) The fixed-interest-rate obligation on $100 million of the Fund's Debentures (see Note 12) was swapped into a floating-rate obligation in order to maintain the floating-interest-rate profile of the debt that was repaid from the Debenture proceeds. The estimated fair value of this swap agreement at December 31, 2003 was a gain of $5.9 million (2002: $5.8 million gain).

Repayment requirements of the revolving term bank credits and term loans are as follows:

Current portion	**$ –**
Due in 2005	**37.2**
Due in 2006	**73.8**
Due in 2007	**–**
Due in 2008	**–**
Subsequent to 2008	**206.8**
Total	**$ 317.8**

Interest paid on the ERCO acquisition credit facility, revolving term bank credits and term loans during 2003 amounted to $14.7 million (2002: $2.8 million) comprised of $17.5 million (2002: $5.0 million) related to debt, net of payments received of $2.8 million (2002: $2.2 million) under interest-rate swap agreements.

9. Future Employee Benefits

Superior has defined benefit ("DB") and defined contribution ("DC") pension plans covering most employees. The benefits provided under the DB pension plan are based on the employees' years of service and on the highest average earnings for a specified number of consecutive years. Information about Superior's DB and other post-retirement benefit plans as at December 31, 2003 and 2002 in aggregate, is as follows:

	Propane Pension Benefit Plans (1)		Pulp Chemicals Pension Benefit Plans (2)		Total Other Benefit Plans	
	2003	**2002**	**2003**	**2002**	**2003**	**2002**
Accrued benefit obligation, beginning of year	**$ 51.3**	$ 53.2	**$ 38.9**	$ –	**$ 17.9**	$ 8.4
Obligation assumed on acquisition of ERCO (Note 4)	**–**	–	**–**	$ 38.2	**–**	5.4
Current service cost	**0.5**	0.4	**1.9**	–	**0.2**	–
Past service cost	**–**	–	**1.3**	–	**–**	–
Interest cost	**3.2**	3.3	**2.6**	0.1	**1.2**	0.5
Benefits paid	**(5.5)**	(5.4)	**(0.8)**	–	**(1.0)**	(0.9)
Actuarial loss/(gain)	**3.8**	(0.2)	**0.9**	0.6	**0.6**	4.5
Accrued benefit obligation, end of year	**53.3**	51.3	**44.8**	38.9	**18.9**	17.9
Fair value of plan assets, beginning of year	**67.8**	80.7	**24.8**	–	**–**	–
Plan assets acquired on Pulp Chemicals acquisition	**–**	–	**–**	24.7	**–**	–
Actual return on plan assets	**5.5**	(5.1)	**3.0**	–	**–**	–
Transfers to DC plan	**(2.4)**	(2.4)	**–**	–	**–**	–
Employer contributions	**–**	–	**3.2**	0.1	**0.9**	0.9
Benefits paid	**(5.4)**	(5.4)	**(0.8)**	–	**(0.9)**	(0.9)
Fair value of plan assets, end of year	**65.5**	67.8	**30.2**	24.8	**–**	–
Funded status – plan surplus (deficit)	**12.2**	16.5	**(14.6)**	(14.1)	**(18.9)**	(17.9)
Unamortized net actuarial loss/(gain)	**19.0**	17.9	**(0.3)**	–	**4.8**	4.5
Unamortized past service costs	**–**	–	**1.3**	–	**–**	–
Unamortized transitional asset	**(1.0)**	(1.4)	**–**	–	**–**	–
Accrued net benefit asset (1)	**$ 30.2**	$ 33.0				
Accrued net benefit obligation			**$ (13.6)**	$ (14.1)	**$ (14.1)**	$ (13.4)
Current portion of accrued net benefit obligation recorded in accounts payable and accrued liabilities			**$ 3.3**	$ 3.1	**$ 1.0**	$ 0.9
Long term accrued net benefit obligation (2003: $23.4 million; 2002: $23.5 million)			**$ (10.3)**	$ (11.0)	**$ (13.1)**	$ (12.5)

(1) None of which is recorded on the balance sheet or the income statement.
(2) Acquired December 19, 2002.

The accrued net benefit obligation related to the total other benefit plans of the Propane Retailing and Pulp Chemical businesses in 2003 was $14.1 million (2002: $13.4 million) and an expense of $1.7 million (2002: $0.1 million) which has been recorded in the Consolidated Financial Statements.

Superior's DC pension plans are fully funded by their nature. Accordingly, DC pension plan assets equal the related obligation. The total cost of Superior Propane's DC plan in 2003 was $2.4 million (2002: $2.4 million) and was fully funded and offset by the return earned on the unrecognized DB plan's net benefit asset. The Propane Retailing Business expects to continue to fund its required annual obligation under the DC pension plan over the medium term from returns earned on the DB plan's net benefit asset.

The significant actuarial assumptions adopted in measuring accrued benefit obligations are as follows:

	DB Plans		Other Benefit Plans	
	2003	**2002**	**2003**	**2002**
Discount rate	**6.25%**	6.50%	**6.25%**	6.50%
Expected long-term rate-of-return on plan assets (1)	**7.00%**	7.00%	**–**	–
Rate of compensation increase	**4.25%**	4.50%	**4.25%**	4.50%

(1) Based on market related values.

The weighted average annual assumed health care cost inflation trend used in the calculation of accrued other benefit plan obligations is 10% initially, decreasing gradually to 5% in 2008 and thereafter. A 1% change in the health care trend rate would result in a change to the accrued benefit obligation of $0.6 million and a change to the current service expense of $0.1 million.

The most recent funding valuation dates for Superior's DB plans was January 1, 2003. The next funding valuation dates are scheduled between January 1, 2004 and January 1, 2006.

The fair value of DB plan assets at December 31, 2003 are comprised of the following major investment categories: cash and cash equivalents 4%; bonds 42%; Canadian equities 30%; U.S. equities 14%; foreign equities 10%. None of the plans hold investments in the Fund.

10. Income Taxes of Superior

The provision for income taxes in the consolidated statements of earnings and deficit reflects the consolidation of Superior's income tax (recovery)/expense. The components of the future income tax liability at December 31, 2003 and 2002 are as follows:

	2003	2002
Excess of carrying value of assets over tax values	**$ (174.1)**	$ (165.7)
Income tax asset related to losses carried forward	**34.2**	8.9
Accounting reserves, deductible when paid	**14.7**	13.9
Future income tax liability	**$ (125.2)**	$ (142.9)

Total income taxes are different than the amount computed by applying the combined expected Canadian and provincial tax rates of 36.5% (2002: 39.2%) to income before taxes. The reasons for these differences are as follows:

	2003	2002
Net earnings	**$ 5.1**	$ 68.8
Add back income tax (recovery)/expense of Superior	**(40.4)**	4.4
(Loss)/earnings of the Fund before taxes	**$ (35.3)**	$ 73.2
Canadian statutory rate of income taxes	**36.5%**	39.2%
Computed tax (recovery)/expense	**$ (12.9)**	$ 28.7
Increase/(decrease) in income taxes resulting from:		
Shareholder Note interest expense eliminated on consolidation	**(43.6)**	(25.1)
Expenses of the Fund	**2.1**	0.4
Changes in future federal and provincial income tax rates	**10.7**	–
Federal and provincial capital taxes	**3.2**	0.7
Other items, net	**0.1**	(0.3)
Reported income tax (recovery)/expense	**$ (40.4)**	$ 4.4

Taxes paid during 2003 totalled $3.2 million (2002: $0.7 million) and were comprised solely of federal and provincial capital tax.

11. Unitholders' Equity

Authorized

The Fund may issue an unlimited number of trust units. Each trust unit represents an equal undivided beneficial interest in any distributions from the Fund and in the net assets in the event of termination or wind-up of the Fund. All trust units are of the same class with equal rights and privileges.

	Issued Number of Trust Units (millions)	Equity
Unitholders' equity, December 31, 2001	**45.9**	**$ 448.7**
Issue of Debentures (Note 12)	–	240.0
Accretion of Debentures of $0.4 million, net of corresponding charge to deficit (Note 12)	–	–
Conversion of Series 1 Debentures ($30.3 converted @ $16 per unit), and exercise of trust unit options (Note 12)	1.9	–
Contributed surplus of $1.3 million from trust unit incentive plan compensation, net of charge to deficit of $1.1 million (Note 13)	–	0.2
Currency translation adjustment	–	(0.9)
Net earnings	–	68.8
Distributions to Debentureholders	–	(7.7)
Distributions to Unitholders	–	(93.3)
Unitholders' equity, December 31, 2002	**47.8**	**$ 655.8**
Trust units issued as a result of the management internalization transaction and retention arrangements (Note 15(i))	7.0	137.5
Warrants issued as a result of the management internalization transaction (3.5 million warrants exercisable @ $20 per trust unit, until May 8, 2008 (Note 15(i))	–	1.3
Management internalization retention arrangements (Note 15 (i))	0.3	–
Trust units issued to finance the ERCO Worldwide acquisition (Note 4)	4.5	88.9
Trust units issued to finance the Albchem acquisition (Note 4)	4.9	100.2
Accretion of Debentures of $3.7 million, net of corresponding charge to deficit (Note 12)	–	–
Conversion of Debentures – (Series 1 – $44.1 million converted @ $16 per unit; and Series 2 – $41.1 million converted @ $20 per unit) (Note 12)	4.8	–
Exercise of trust unit options (Note 13)	0.1	–
Trust unit incentive plan compensation expense (Note 13)	–	2.5
Currency translation adjustment	–	1.0
Net earnings	–	5.1
Distributions to Debentureholders (Note 12)	–	(22.7)
Distributions to Unitholders	–	(133.4)
Unitholders' equity, December 31, 2003	**69.4**	**836.2**

Unitholders' Capital and Deficit at December 31, 2003 and 2002 consists of the following components:

	2003	2002
Unitholders' capital		
Debentures	**226.2**	308.7
Trust unit equity	**989.1**	576.3
Warrants	**1.3**	–
Contributed surplus	**3.8**	1.3
	1,220.4	886.3
Deficit		
Retained earnings from operations	**185.0**	183.6
Accumulated distributions on Debentures	**(37.3)**	(14.6)
Accumulated distributions on trust unit equity	**(532.0)**	(398.6)
	(384.3)	(229.6)

Retained earnings from operations is comprised of cumulative net earnings, the accretion of Debentures and prior period adjustments for the adoption of changes in accounting policies.

(i) The weighted average number of trust units used in the calculation of basic net earnings per trust unit and distributable cash flow per trust unit was 59.4 million trust units in 2003 (46.9 million in 2002). The number of trust units used in the calculation of diluted net earnings per trust unit and distributable cash flow per trust unit, was calculated using 76.8 million trust units in 2003 (52.8 million in 2002) and reflects the assumed conversion of all outstanding Series 1 (2.8 million trust units) and Series 2 (12.2 million trust units) Debentures, and the exercise of all trust unit options (0.1 million trust units) and warrants (2.3 million trust units).

(ii) Future Financing: The Fund, at the request of Superior, is obligated to use its commercial best efforts to raise funds to acquire additional Shareholder Notes and Common Shares of Superior to provide Superior with additional capital.

12. Convertible Debentures

The Fund has issued two series of Debentures denoted as Series 1 and Series 2 as follows:

	Series 1	Series 2	Total
Maturity date	July 31, 2007	November 1, 2008	
Fixed distribution rate	8%	8%	
Conversion price per trust unit	$ 16.00	$ 20.00	
Principal outstanding December 31, 2001	$ 100.0	$ –	$ 100.0
December 17, 2002 issue	–	250.0	250.0
Conversions during 2002	(30.3)	–	(30.3)
Principal outstanding December 31, 2002	69.7	250.0	319.7
Conversions during 2003	(44.1)	(41.1)	(85.2)
Principal outstanding December 31, 2003	**25.6**	**208.9**	**234.5**

	Series 1	Series 2	Total
Carrying value as at December 31, 2003:			
Principal	17.4	119.7	137.1
Distribution payment obligations	7.3	80.8	88.1
Holder's option	0.2	0.8	1.0
	$ 24.9	**$ 201.3**	**$ 226.2**
Quoted market value at December 31, 2003	**$ 40.5**	**$ 261.1**	**$ 301.6**

On December 17, 2002, the Fund issued $250 million, 8% Debentures maturing on November 1, 2008 (the "Series 2 Debentures") for net proceeds after issue costs of $239.5 million. On January 31, 2001 the Fund issued $100 million, 8% Debentures maturing on July 31, 2007 (the "Series 1 Debentures") for net proceeds after issue costs of $96.7 million.

The Debentures may be converted into trust units at the option of the holder at any time prior to maturity and may be redeemed by the Fund in certain circumstances. The Fund may elect to pay interest and principal upon maturity or redemption by issuing trust units to a trustee in the case of interest payments, and to the Debentureholders in the case of payment of principal. The number of any trust units issued will be determined based on market prices for the trust units at the time of issuance.

The Debentures and related distribution obligation have been classified within Unitholders' capital on the consolidated balance sheet because the Fund may elect to satisfy the Debenture interest and principal obligations by the issuance of trust units. Debenture distributions are charged directly to the deficit.

13. Trust Unit Incentive Plan ("TUIP")

Under the terms of the Fund's TUIP, market growth options may be issued to directors, senior officers and employees of Superior. The number of trust units issued is equal to the growth in value of the options at the time the options are exercised, represented by the market price less the exercise price times the number of options exercised, divided by the current market price of the trust units issued. Under the terms of the TUIP, options granted prior to 2003 were granted for a 4-year term and are exercisable as to one-third immediately and an additional one-third on the first and second anniversary of the date of grant. Options granted during 2003 were granted for a 5-year term and are exercisable as to one-fifth immediately, and an additional one-fifth on each anniversary date of the grant. During 2003, 0.1 million trust units were issued under the TUIP (2002: 0.1 million trust units).

During 2002, the retroactive adoption of the new standard for accounting for stock-based compensation as recommended by the CICA resulted in the recording of $1.1 million to contributed surplus and a corresponding charge to the deficit. Trust unit compensation expense of $2.5 million was charged to contributed surplus in 2003 (2002: $0.2 million). No amounts are owing from employees under the TUIP. The exercise price of the TUIP options equals the market price of trust units on the date of the grant.

A summary of the status of the Fund's TUIP as at December 31, 2003 and 2002 and changes during these years is summarized below:

	2003		2002	
	Options (000s)	Weighted Average Exercise Price	Options (000s)	Weighted Average Exercise Price
Options outstanding at beginning of year	**494**	**$ 16.53**	600	$ 14.76
Granted	**861**	**20.26**	287	18.04
Exercised	**(266)**	**16.11**	(326)	14.67
Forfeited	**(29)**	**18.98**	(67)	16.14
Options outstanding at end of year	**1,060**	**$ 19.60**	494	$ 16.53
Options exercisable at end of year	**326**	**$ 18.66**	253	$ 15.71

The following summarizes information about the trust unit options outstanding at December 31, 2003:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	(000s) Outstanding at December 31, 2003	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	(000s) Exercisable at December 31, 2003	Weighted Average Exercisable Price
$13.25 – $16.30	**78**	**1.2 years**	**$ 15.34**	**78**	**$ 15.34**
$17.46 – $19.65	**795**	**3.9 years**	**$ 19.39**	**203**	**$ 19.18**
$21.00 – $23.56	**187**	**4.0 years**	**$ 22.27**	**45**	**$ 22.05**

14. Commitments

(i) Lease commitments for premises, rail cars and other equipment for the next five years and thereafter are as follows:

2004	$ 15.3
2005	10.9
2006	7.5
2007	5.5
2008	4.0
2009 and thereafter	5.8

(ii) Fixed-price purchase commitments under long-term natural gas and propane contracts for the next five years and thereafter are provided below. Superior is similarly committed to long-term, fixed-price natural gas and propane sales contracts to supply customers.

	Natural Gas	Propane	Total
2004	$ 116.4	$ 148.6	$ 265.0
2005	47.9	17.8	65.7
2006	22.0	–	22.0
2007	2.4	–	2.4
2008	1.3	–	1.3

(iii) ERCO Worldwide has entered into fixed-price electricity purchase contracts totalling 73 megawatts per hour for a portion of its Alberta power requirements, for up to 13 years at an average cost of $45.38 per megawatt hour. Commitments for the next five years and thereafter are as follows:

2004	$ 29.1
2005	29.0
2006	19.7
2007	17.7
2008	17.7
2009 and thereafter	159.7

(iv) Superior has entered into long-term forward contracts to sell U.S. dollars in order to hedge net U.S. dollar revenues as follows:

	US$	Average Conversion Rate
2004	$ 35.4	1.4081
2005	48.0	1.3951
2006	9.0	1.4553

As of December 31, 2003 the estimated mark-to-market gain on long-term foreign currency forward contracts was $9.5 million.

15. Related Party Transactions and Agreements

(i) Management Internalization Transaction

Pursuant to the Management and Administration agreements (collectively the "Management Agreements") between Superior Capital Management Inc. ("SCMI"), Superior, and the Fund, SCMI provided executive management and other services to Superior and the Fund. The Management Agreements provided for the full recovery of all expenses of SCMI attributable to the management of Superior. There were no payments related to salary and benefit expenses incurred by SCMI for the SCMI Senior Executives in 2003 (2002: $1.0 million).

The Management Agreement had entitled SCMI to earn incentive fees, which were based upon the level of cash flow distributed to the Fund in respect of a calendar year. The incentive fees were payable annually on April 15th of the year following the applicable year. SCMI, as the manager, was entitled to incentive fees in respect of a year when distributions by Superior in respect of that year were within the following target ranges:

	Cash Flow Distributed to the Fund Per Trust Unit	Incentive Fee Entitlement of the Manager
	Less than $1.27	Nil
First target	$1.28 to $1.45	15% (1)
Second target	$1.46 to $1.89	25% (1)
Third target	$1.90 and greater	50% (1)

(1) Percentage of incremental cash flow in excess of the cash flow amount calculated under the previous target range.

Distributions with respect to Superior's 2002 operations reached $1.93 per trust unit resulting in management incentive fees of $11.1 million for the year ended December 31, 2002. The Management Agreements were terminated May 8, 2003, effective January 1, 2003, and therefore no incentive fees or administrative fees were payable for the year ended December 31, 2003.

The cost to terminate the Management Agreements was $141.3 million, which has been charged to net earnings. Cash paid to the Manager and Administrator to terminate the contracts was immediately re-invested into trust units and warrants. The following table summarizes the financing of the transaction:

Trust units issued (7.0 million @ $19.65/unit)	$ 137.5
Warrants issued (3.5 million @ $0.36/unit)	1.3
Cash transaction costs	2.5
Total management internalization cost	$ 141.3

Of the 7.0 million trust units issued, 0.9 million trust units received by executive officers of Superior are held in escrow, and will be released over a period of four years. The 3.5 million warrants, exercisable to purchase trust units for five years at a price of $20.00 per trust unit, were valued using an option pricing model. No warrants were exercised during 2003. Future taxes payable have been reduced by $48.8 million as a result of the internalization transaction. Internalization costs have not been included in the calculation of distributable cash flow due to the accretive nature of the Management Internalization transaction (See Note 1).

In addition, non-interest-bearing loans aggregating $6.5 million were advanced to the executive officers and were used to fund the purchase of 0.325 million trust units at $20.00 per trust unit. The loans are to be repaid over a four-year period in the form of annual retention bonuses. The loans receivable have not been recorded as an asset by Superior, but have been recorded within Unitholders' capital, in recognition of the certainty of collection over the next four years.

(ii) Management Trust Unit Purchase Plan Loan Guarantee

A number of senior employees of Superior have obtained guarantees from Superior under the terms of the Management Trust Unit Purchase Plan (the "MTUPP"), whereby participants may acquire trust units of the Fund through open market purchases in pledge accounts established by individual participants with an investment dealer. Participants borrow directly from a chartered bank the entire cash amount required to make the trust unit purchases with Superior guaranteeing up to 66% of the loan amount. As at December 31, 2003, the aggregate quoted market value of trust units owned under the MTUPP was $6.8 million (2002: $9.2 million). The aggregate amount of participant loans from a chartered bank was $4.0 million (2002: $7.3 million), which were supported by guarantees of Superior aggregating $2.7 million (2002: $5.0 million).

16. Business Segments

Superior operates three distinct business segments: the delivery of propane and propane related services and accessories – the Propane Retailing Business; the manufacture and sale of chemicals and related products and services used primarily in the production of bleached pulp – the Pulp Chemicals Business; and the sale of natural gas under fixed-price, fixed-term contracts – the Natural Gas Retailing Business. Superior's corporate office arranges intersegment foreign exchange contracts from time to time between its business segments. As a result, in the accompanying tables, the elimination of intersegment revenues and cost of sales pertaining to intersegment foreign exchange gains and losses are eliminated under the Corporate cost column.

For the year ended December 31, 2003	Propane Retailing	Pulp Chemicals	Natural Gas Retailing	Corporate	Total Consolidated
REVENUES	**$ 727.1**	**$ 356.3**	**$ 152.2**	**$ (1.3)**	**$ 1,234.3**
Cost of products sold	**436.5**	**183.3**	**144.1**	**(1.3)**	**762.6**
GROSS PROFIT	**290.6**	**173.0**	**8.1**	**–**	**471.7**
EXPENSES					
Operating and administrative	**177.2**	**87.2**	**4.7**	**9.2**	**278.3**
Depreciation of capital assets	**21.4**	**45.2**	**–**	**–**	**66.6**
Amortization of intangible assets	**–**	**6.1**	**–**	**–**	**6.1**
Interest	**–**	**–**	**–**	**14.7**	**14.7**
Management internalization (Note 4)	**–**	**–**	**–**	**141.3**	**141.3**
Income tax (recovery)/expense of Superior	**34.8**	**16.7**	**1.2**	**(93.1)**	**(40.4)**
	233.4	**155.2**	**5.9**	**72.1**	**466.6**
NET EARNINGS/(LOSS)	**57.2**	**17.8**	**2.2**	**(72.1)**	**5.1**
Add: Depreciation and amortization of capital and intangible assets	**21.4**	**51.3**	**–**	**–**	**72.7**
Trust unit incentive plan expense	**–**	**–**	**–**	**2.5**	**2.5**
Management internalization	**–**	**–**	**–**	**141.3**	**141.3**
Less: Maintenance capital expenditures, net	**(3.5)**	**(6.4)**	**–**	**–**	**(9.9)**
Future income tax (recovery)/expense	**33.6**	**14.7**	**1.2**	**(93.1)**	**(43.6)**
Distributions to Debentureholders	**–**	**–**	**–**	**(22.7)**	**(22.7)**
DISTRIBUTABLE CASH FLOW	**$ 108.7**	**$ 77.4**	**$ 3.4**	**$ (44.1)**	**$ 145.4**

For the year ended December 31, 2002	Propane Retailing	Pulp Chemicals	Natural Gas Retailing	Corporate	Total Consolidated
REVENUES	$ 619.0	$ 10.5	$ 11.4	$ –	$ 640.9
Cost of products sold	328.8	5.4	10.9	–	345.1
GROSS PROFIT	290.2	5.1	0.5	–	295.8
EXPENSES					
Operating and administrative	173.9	1.8	0.7	3.6	180.0
Depreciation of capital assets	27.2	1.3	–	–	28.5
Amortization of intangible assets	–	0.2	–	–	0.2
Interest	–	–	–	2.8	2.8
Management incentive fee	–	–	–	11.1	11.1
Income tax expense/(recovery) of Superior	3.9	0.6	(0.1)	–	4.4
	205.0	3.9	0.6	17.5	227.0
NET EARNINGS/(LOSS)	85.2	1.2	(0.1)	(17.5)	68.8
Add: Depreciation and amortization of capital and intangible assets	27.2	1.5	–	–	28.7
Trust unit incentive plan recovery	–	–	–	0.2	0.2
Future income tax expense/(recovery)	3.3	0.5	(0.1)	–	3.7
Less: Maintenance capital expenditures, net	(3.0)	(0.1)	–	–	(3.1)
Distributions to Debentureholders	–	–	–	(7.7)	(7.7)
DISTRIBUTABLE CASH FLOW	$ 112.7	$ 3.1	$ (0.2)	$ (25.0)	$ 90.6

	Propane Retailing	Pulp Chemicals	Natural Gas Retailing	Total Consolidated
Total assets as of December 31, 2003	593.0	826.6	16.4	1,436.0
Total assets as of December 31, 2002	614.6	767.9	10.2	1,392.7
Other capital (expenditures)/proceeds, net 2003	0.3	(7.3)	–	(7.0)
Other capital (expenditures)/proceeds, net 2002	5.1	–	(0.5)	4.6

Geographic Information	Canada	United States	Other	Total Consolidated
Revenues for the year ended December 31, 2003	1,053.9	161.2	19.2	1,234.3
Capital assets as of December 31, 2003	701.8	80.3	–	782.1
Total assets as of December 31, 2003	1,343.5	92.5	–	1,436.0
Revenues for the year ended December 31, 2002	635.4	5.5	–	640.9
Capital assets as of December 31, 2002	612.5	105.6	–	718.1
Total assets as of December 31, 2002	1,274.0	118.7	–	1,392.7

17. Comparative Figures

Certain reclassifications of prior year amounts have been made to conform to current year presentations.

Superior Plus

FOR IMMEDIATE RELEASE
TSX: SPF.UN
April 8, 2004

April 2004 Cash Distribution - $0.185 per Trust Unit and Notice of Upcoming Events

April 2004 Cash Distribution - $0.185 per Trust Unit

Calgary, AB...Superior Plus Income Fund (the "Fund") today announced its cash distribution for the month of April 2004 of $0.185 (18.5 cents) per trust unit payable on May 14, 2004. The record date is April 30, 2004 and the ex-distribution date will be April 28, 2004.

A summary of cash distributions since inception and tax information is posted on the Investor Relations section of Superior's website at: www.superiorplus.com.

For income tax purposes, the income from the April 2004 cash distribution of $0.185 per trust unit is considered to be:

- a dividend of $0.0431 per trust unit
- other income of $0.1419 per trust unit

Upcoming Annual Meeting, Release of First Quarter Results and Conference Call

The Fund's Annual Meeting of Unitholders will be held in the Strand/Tivoli Room of the Metropolitan Centre, 333 – 4th Avenue S.W., Calgary, Alberta, Canada on Wednesday, May 5, 2004, at 2:00 p.m. (Calgary time). At that time, the Fund is scheduled to release its 2004 first quarter results. Superior's senior management will discuss the 2004 first quarter results at the Annual Meeting and on a conference call at 10:00 a.m. (EST) on Thursday, May 6, 2004. The conference call may be accessed by dialing: 1-800-814-3911. Please request the Superior Plus Income Fund conference call. A live broadcast will also be available on Superior's website at: www.superiorplus.com. If you would like to listen to a recording of the May 6, 2004 conference call, dial 1-877-289-8525 and enter the reservation number 21043243#. The call will be available for review from Thursday, May 6 after 1:00 p.m. (EST) until midnight Thursday, May 13, 2004.

The Fund holds 100% of Superior Plus Inc., which has three operating divisions. Superior Propane is Canada's largest distributor of propane, related products and services. ERCO Worldwide is a leading supplier of chemicals and technology to the pulp and paper and water treatment industries. Superior Energy Management provides natural gas supply services, predominantly to commercial and industrial markets in Ontario.

The Fund's trust units trade on the Toronto Stock Exchange (the "TSX") under the trading symbol SPF.UN. There are 70.8 million trust units outstanding. The Fund has $19.0 million principal amount of Series 1, and $192.2 million of Series 2, 8% Convertible Unsecured Subordinated Debentures outstanding, that trade on the TSX under the trading symbols SPF.DB and SPF.DB.A, respectively.

For more information please contact:

Theresia R. Reisch
Investor Relations Manager
e-mail: treisch@superiorplus.com
Tel: (403) 218-2953/Fax: (403) 218-2973

Superior Plus Income Fund
Suite 3408, 400 – 3 Avenue SW
Calgary, Alberta T2P 4H2
Website www.superiorplus.com
Toll Free: 1-866-490-PLUS

Superior Plus Income Fund

1

2004 First Quarter Release and May 2004 Cash Distribution Notice

TSX: SPF.UN

May 5, 2004

Q1 Highlights

- **Distributable cash flow reaches $60.1 million, up 5% over strong first quarter last year.**
- **Growth of pulp chemicals and natural gas retailing business offset by soft propane retailing results.**
- **May 2004 regular distribution declared - $0.185 per trust unit or $2.22 annualized.**

Distributable Cash Flow Per Trust Unit Outstanding


$2.50
$2.00
$1.50
$1.00
$0.50
$0.00
$1.15
$1.24
$1.34
$1.38
$1.58
$1.71
$1.93
$2.34
$2.45(1)
$0.85
1996 F
1997
1998
1999
2000
2001
2002
2003
2004 Q1

(1) One time Management Internalization timing effect

(millions of dollars, except per trust unit amounts)	Three Months Ended March 31 **2004**	2003
Financial		
Operating distributable cash flow		
Propane retailing	44.3	50.2
Pulp chemicals	21.8	17.6
Natural gas retailing	2.0	0.6
	68.1	68.4
Corporate costs	(0.6)	(0.8)
Interest and debenture distributions	(7.4)	(10.2)
Distributable cash flow (see Note 1 to the Interim Consolidated Financial Statements)	60.1	57.4
Distributable cash flow per trust unit outstanding	$0.85	$1.18
Average number of trust units outstanding (millions)	70.4	48.5
Operating		
Litres of propane sold (millions of litres)	514	542
Propane sales margin (cents per litre)	15.8	16.1
Total chemical sales (thousands of metric tonnes "MT")	155	139
Average chemical selling price (dollars per MT)	563	589
Gigajoules ("GJ") of natural gas sold (millions)	6.5	3.7
Natural gas sales margin (cents per GJ)	56.6	38.4

- **Warmer weather impacts propane retailing volumes and margins.**
- **Pulp chemicals business benefits from contribution of Albchem acquisition.**
- **Profitable growth in natural gas retailing business continues.**
- **As expected, distributable cash flow on a per trust unit basis was impacted by a 45% increase in average number of trust units outstanding due to the timing impact of equity financings in 2003 and the management internalization transaction. Over the remainder of the year, comparisons with the prior 2003 period will normalize as the prior year average number of trust units outstanding reflect these transactions.**
- **Strong balance sheet continues to support Superior's growth strategy.**

Forward Looking Statements

Except for the historical and present factual information, certain statements contained herein are forward-looking. Such forward-looking statements are not guarantees of future performance and involve a number of known and unknown risks and uncertainties which may cause the actual results of Superior Plus Income Fund (the "Fund") or Superior Plus Inc. ("Superior") in future periods to differ materially from any projections expressed or implied by such forward-looking statements and therefore should not be unduly relied upon. Any forward-looking statements are made as of the date hereof and neither the Fund nor Superior undertakes any obligation to publicly update or revise such statements to reflect new information, subsequent events or otherwise.

Distributable Cash Flow

Distributable cash flow of the Fund available for distribution to Unitholders, is equal to the cash flow from operations before changes in net working capital, after provision for maintenance capital expenditures and distributions on the convertible unsecured subordinated debentures (the "Debentures") of the Fund. Distribution to Debentureholders are accounted for on an accrual basis. See Note 1 to the interim consolidated financial statements for the calculation of distributable cash flow. Distributable cash flow is the main performance measure used by management and investors to evaluate the performance of the Fund, Superior and its operating divisions. Readers are cautioned that distributable cash flow is not a defined performance measure under Generally Accepted Accounting Principles ("GAAP"), and that distributable cash flow cannot be assured. The Fund targets to pay out substantially all of its ongoing sustainable distributable cash flow through regular monthly distributions over the course of the year. The Fund's calculation of distributable cash flow may differ from similar calculations used by comparable entities. Operating distributable cash flow is distributable cash flow before corporate and Fund expenses, interest expense and distributions on the Debentures. It is also a non-GAAP measure and is used by management to assess the performance of the operating divisions.

Cash Distribution Notice

The Fund announced today its regular monthly cash distribution for the month of May 2004 of $0.185 (18.5 cents) per trust unit, payable on June 15, 2004, to unitholders of record at the close of business on May 31, 2004. The ex-distribution date will be May 27, 2004. For income tax purposes, the cash distribution of $0.185 per trust unit is considered to be a dividend of $0.0414 and other income of $0.1436 per trust unit. A cash distribution summary since inception of the Fund, together with tax information, is posted on our website at www.superiorplus.com.

Management's Discussion and Analysis of 2004 First Quarter Results

The following should be read in conjunction with the Fund's financial statements contained herein, along with the Management Discussion and Analysis and Consolidated Financial Statements contained in the Fund's Annual Report for the year ended December 31, 2003.

First quarter distributable cash flow reached $60.1 million, an increase of $2.7 million over the prior year quarter. Contributions from the acquisition of the Albchem Holdings Ltd. ("Albchem") pulp chemicals business on October 1, 2003, the continued growth in the natural gas retailing business, and lower interest and convertible debenture distributions costs were partially offset by softer results from the propane retailing division.

Distributable cash flow per trust unit was $0.85 for the quarter, a decline of $0.33 or 28% from the $1.18 generated in the first quarter of 2003. A 5% increase in distributable cash flow offset by a 45% increase in the weighted average number of trust units outstanding over the prior year period contributed to lower distributable cash flow on a per trust unit basis as follows:

$1.18	First quarter 2003 distributable cash flow per trust unit outstanding.
(0.16)	Impact of issuance of 7.3 million trust units on May 8, 2003 resulting from the internalization of management agreements. No management incentive fee expense was recorded in 2003.
(0.10)	Refinancing of ERCO Worldwide acquisition credit facility with issuance of 4.5 million trust units in June 2003 and the conversion of $96.2 million Debentures into 5.3 million trust units since March 31, 2003.
(0.07)	Impact of lower operating distributable cash flow combined with issuance of 4.9 million trust units in August 2003 to finance acquisition of the Albchem pulp chemicals business.
$0.85	First quarter 2004 distributable cash flow per trust unit outstanding.

Distributable cash flow on a per trust unit basis is expected to normalize over the remainder of the year as the impact of the issuance of trust units to finance the internalization of management agreements and refinancing of the ERCO Worldwide acquisition credit facility become included in the prior year results.

Net earnings for the first quarter were $41.1 million compared to $36.8 million in the prior year period. The increase in net earnings is due to the same reasons distributable cash flow has increased.

Operating Results - Superior Propane

Condensed operating results for the Propane Retailing business for the three months ended March 31, 2004 and 2003, are provided in the following table:

Condensed Operating Results

	Three Months Ended March 31			
(millions of dollars except per litre amounts)	**2004**		**2003**	
Gross Profit		¢/litre		¢/litre
Propane sales	81.1	15.8	87.2	16.1
Other services	10.0	1.9	9.5	1.8
Total Gross Profit	91.1	17.7	96.7	17.9
Less: Cash operating, admin & cash tax costs	(46.2)	(9.0)	(46.3)	(8.5)
Cash generated from operations before changes in net working capital	44.9	8.7	50.4	9.4
Maintenance capital expenditures, net	(0.6)	(0.1)	(0.2)	–
Operating Distributable Cash Flow	44.3	8.6	50.2	9.4
Propane volumes sold *(millions of litres)*	514.4		541.8	

Operating distributable cash flow for Superior Propane was $44.3 million for the first quarter, a decrease of $5.9 million (12%) from the prior year's first quarter due to a decrease in sales volumes and margins.

Gross profits of $91.1 million were $5.6 million lower than the prior year period. Sales volumes in the quarter declined to 514.4 million litres, a decrease of 27.4 million or 5% from the prior year. Heating volumes declined 6% or 18.2 million litres and auto sales volumes declined 17% or 9.2 million litres. Heating based volumes were impacted by average first quarter temperatures that were 4% warmer across the country than the prior year but 4% colder than the 5 year average. In Eastern Canada, Superior Propane's main heating market, first quarter temperatures were 7% warmer than the prior year. Lower auto propane sales reflect structural auto propane declines of 15%-20%, focused in the Alberta and BC regions. Compared to the fourth quarter of 2003, and consistent with the prior year, sales volumes increased by 10% due to the seasonal increase in space heating demand. Average propane sales margins decreased by 2% from the prior year period to 15.8 cents per litre due to a less heating intensive sales mix. Lower heating sales volumes reduced overall margins by 0.5 cents per litre. This impact was partially offset by improved margin management in the automotive end-use segment. Other sales gross profits were higher than the prior year period due to improved service, installation and rental gross profits arising from a renewed focus on this area.

Volume and Gross Profit by End Use Market Segment

	Three Months Ended March 31					Three Months Ended March 31			
	2004		2003			2004		2003	
End Use Applications:	Volume(1)	Gross Profit(2)	Volume(1)	Gross Profit(2)	Regions:	Volume(1)	Gross Profit(2)	Volume(1)	Gross Profit(2)
Residential	79.9	24.8	86.2	26.9	Atlantic	38.4	10.7	40.2	10.4
Commercial	130.5	24.4	136.6	27.0	Quebec	90.9	16.0	95.9	16.4
Agricultural	35.5	3.5	37.5	4.0	Ontario	123.1	28.4	139.2	31.0
Industrial	223.5	23.4	227.3	24.3	Sask/Man	79.4	9.7	84.8	9.6
Automotive	45.0	5.0	54.2	5.0	AB/NWT/YK	116.8	14.5	115.9	18.9
Other Services	–	10.0	–	9.5	BC	65.8	11.8	65.8	10.4
	514.4	91.1	541.8	96.7		514.4	91.1	541.8	96.7
Average Margin(3)	15.8		16.1			15.8		16.1	

(1) Volume of propane sold (millions of litres) (2) Millions of dollars (3) Average propane sales margin (cents per litre)

Cash operating, administrative and capital tax costs of $46.2 million were consistent with the prior year first quarter, as lower sales volumes reduced variable delivery costs. This was offset by higher tank and cylinder maintenance activities, selling costs and employee benefit costs.

Net maintenance capital expenditures were $0.6 million in the first quarter. This represents a $0.4 million increase from the prior year period due to lower realization of proceeds on the sale of surplus equipment. Net maintenance capital expenditures for 2004 are expected to be in the $6 to $8 million range, driven by increased fleet replacement requirements, as asset productivity improvements generated by the ICG integration have been fully realized.

Effective April 22, 2004, John Cooper, Superior Propane's President, left the organization. Geoff Mackey, President and CEO of Superior Plus, has re-assumed the role of President of the propane retailing business pending the completion of a search for a replacement President.

ERCO Worldwide

Condensed operating results for ERCO Worldwide for the first quarter ended March 31, 2004 and 2003 are provided below for comparison purposes.

Condensed Operating Results

(millions of dollars except per metric tonne amounts)	Three Months Ended March 31 2004		2003	
Revenue		$ per MT		$ per MT
Chemicals	87.3	563	81.8	589
Technology	10.0	64	6.7	48
Cost of Sales				
Chemicals	(44.0)	(283)	(44.9)	(323)
Technology	(6.7)	(43)	(2.5)	(18)
Gross Profit	46.6	301	41.1	296
Less: Cash operating, admin. & cash tax costs	(24.2)	(156)	(22.5)	(162)
Cash generated from operations before changes in net working capital	22.4	145	18.6	134
Maintenance capital expenditures	(0.6)	(4)	(1.0)	(1)
Operating Distributable Cash Flow	21.8	141	17.6	133
Chemical volumes sold (thousands of metric tonnes)	155		139	

ERCO Worldwide's operating distributable cash flow for the first quarter was $21.8 million, an increase of $4.2 million over the prior year period due principally to the acquisition of Albchem in the fourth quarter of 2003.

Sales volumes in the first quarter were higher than the prior year period due to the Albchem acquisition and higher other chemical sales, partially offset by lower pulp mill operating levels. The strength of the Canadian dollar, while limited by Superior's foreign exchange hedging program, impacted chemical pricing and reduced gross profits by $4.5 million. See "Corporate" for more details. Technology gross profits declined compared to the prior year, due to royalty licenses expiring in the normal course. Variable production costs per unit were lower than the prior year due to improvements in electrical and transportation costs per metric tonne produced. Electrical cost improvements were driven by fixing a portion of the electrical costs in the deregulated Alberta market place in the second quarter of 2003, and due to improved electrical productivity resulting from the cell replacement program. Transportation costs are lower due to efficiencies realized from the integration of Albchem's rail car fleet and customer base into ERCO Worldwide's operation. Operating costs on an absolute basis were higher than the prior year period due to the addition of the two new Albchem plants and the new Thunder Bay sodium chlorite plant, which began operations in the second quarter of 2003. Maintenance capital expenditures were consistent with the prior year period.

Work continued on the five-year cell replacement program in the first quarter. This will improve the operating efficiency and production at five of the plants. In the quarter, $0.9 million was spent on the project while approximately $8.8 million has been spent on the program to-date. The project is approximately one-third complete and is currently generating annualized electrical energy savings in excess of $1 million per year. The remaining estimated cost to complete the program is $11 million. The cell replacement program is considered to be growth capital in nature and the costs are included in "other capital expenditures" on the Consolidated Statement of Cash Flows, as they expand the overall capacity of the business. Accordingly, these costs have been excluded from the distributable cash flow calculation.

Superior Energy Management ("SEM")

Condensed operating results for the quarter ended March 31, 2004 and 2003, are provided in the following chart.

Condensed Operating Results

	Three Months Ended March 31			
(millions of dollars except per GJ amounts)	**2004**		2003	
		¢ per GJ		¢ per GJ
Gross profit	3.7	56.6	1.4	38.4
Cash operating, admin. & selling costs	(1.7)	(26.0)	(0.8)	(21.9)
Operating Distributable Cash Flow	2.0	30.6	0.6	16.5
Gigajoules of natural gas sold (millions)	6.5		3.7	

SEM generated $2.0 million of operating distributable cash flow in the quarter, an increase of $1.4 million over the prior year period, as it continued to execute its business plan by adding to its residential, commercial and light industrial customer base in Ontario and Quebec. Natural gas sales of 6.5 million gigajoules during the quarter were 7% higher than fourth quarter 2003 sales volumes. Sales margins in the first quarter 2004 at 56.6 ¢/GJ were significantly better than the prior year period, as customer contracts acquired in the fourth quarter of 2002 from a third party at no margin, were renewed at normal commercial margins throughout 2003. Expenses for the quarter were above prior period levels due to higher infrastructure costs required to support a growing customer base, and additional sales commission costs to support the growth in the customer base. Expenses were consistent with 2003 fourth quarter levels. During the first quarter, SEM continued to diversify its supply portfolio, adding three new gas supply counter-parties.

Corporate

Approximately 88%, 62%, and 24% of Superior's estimated US dollar cash flows for the remainder of 2004, 2005 and 2006 respectively, have been hedged. As a consequence, a one cent change in the Canadian dollar relative to the United States dollar is estimated to have a $0.2 million, $0.4 million and $1.2 million change in Superior's distributable cash flow for 2004, 2005 and 2006, respectively.

Cash taxes were limited to federal and provincial capital taxes of $0.8 million, similar to prior year period levels, as income taxes were fully deferred. Capital taxes have been allocated to Superior's three business segments based on net taxable capital deployed.

Interest expense decreased $0.7 million to $3.4 million for the first quarter compared to the prior year period. The impact of lower overall debt levels, including the off balance sheet proceeds from the trade accounts receivable sales program and lower floating interest rates, more than offset the impact of refinancing the ERCO Worldwide floating rate acquisition credit facility with higher cost 10-year average life debt in the fourth quarter of 2003.

Distributions on the Series 1 and Series 2 Debentures totaled $4.0 million, a decrease of $2.1 million compared to the prior year period because of $96.2 million in conversions of the Debentures into 5.3 million units since March 31, 2003. During the first quarter of 2004, there were $24.3 million of the Series 1 and Series 2 Debentures converted into 1.3 million trust units. Conversions of Debentures accelerated through 2003 in response to the 44% increase in trust unit trading price since March 31, 2003.

The weighted average number of trust units outstanding in the quarter has increased by 45% to 70.4 million trust units compared to the prior year period. This increase resulted from the issue of 0.1 million trust units in the first quarter of 2004 related to the exercise of trust unit warrants issued as part of the management internalization transaction, the issue of 4.85 million trust units in August 2003 to partially fund the Albchem acquisition, the issue of 4.5 million trust units in June 2003 to partially finance the December 2002 acquisition of ERCO, the issue of 7.3 million trust units in May 2003 as part of the consideration for the management internalization transaction, and the issue of 5.3 million trust units due to conversions of the Debentures.

Liquidity and Capital Resources

Superior's net working capital requirements decreased in the first quarter by $30.9 million from December 31, 2003. Net working capital levels were lower as Superior Propane seasonally added $25 million of accounts receivable to the revolving trade accounts receivable sales program. Physical inventory storage levels declined as the heating season came to an end. Working capital requirements for Superior Propane peak seasonally during the first quarter and then decline through the second and third quarters before building again in the fall, consistent with the seasonal demand profile of its heating end use customers. Superior's revolving trade accounts receivable sales program is used to finance a portion of its working capital requirements. Proceeds from the sale of receivables were $125.0 million at March 31, 2004 (March 31, 2003 - $100.0 million), compared to $100.0 million at December 31, 2003. Superior has available undrawn committed credit facilities of $207.0 million to fund negative working capital positions and off-balance sheet accounts receivable securitization program amounts.

Superior's total debt including revolving term bank credits and term loans and the proceeds from its receivable sales program totaled $377.4 million at March 31, 2004, a decrease of $40.4 million from 2003 year-end levels due to the decrease in net working capital and an increase in distributions payable for the $0.185 top-up distribution from 2003, paid April 15, 2004. Superior's balance sheet continued to strengthen

as senior debt (including amounts raised from the accounts receivable sales program) at March 31, 2004, was 1.8 times earnings before interest, taxes, depreciation and amortization for the last 12 month period (2.0 times at December 31, 2003).

Effective January 1, 2004, the Fund adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") regarding asset retirement obligations and the impairment of long-lived assets. The new standard for asset retirement obligations changes the method of estimating and accounting for future site restoration costs. Total estimated asset retirement obligations are discounted to estimate the fair value of the obligation and recorded as a liability when the related assets are constructed and commissioned. The fair value of the obligation increases the value of property, plant and equipment and is depleted over the life of the asset. Accretion expense, resulting from the changes in the present value of the liability due to the passage of time is recorded as part of interest and financing costs. The impairment of long-lived assets recommendations provides guidance on the recognition, measurement and disclosure of impairment of long-lived assets. There is a requirement to recognize an impairment loss for a long-lived asset when its carrying amount exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. The adoption of these standards has no impact on the financial statements of the Fund as there are no obligations that meet the asset retirement obligation requirements, nor were there indications of impairment of long-lived assets.

The CICA modified Accounting Guideline 13 ("AcG - 13") "Hedging relationships", effective January 1, 2004, to clarify circumstances in which hedge accounting is appropriate. In addition, the CICA simultaneously amended EIC 128, "Accounting for Trading, Speculative or Non Trading derivative Financial Instruments" to require that all derivative instruments that do not qualify as a hedge under AcG - 13, or are not designated as a hedge, be recorded on the balance sheet as either an asset or a liability with the changes in fair value recognized in earnings.

The Fund uses derivative instruments to reduce its exposure to fluctuations in commodity prices, interest rates and foreign exchange rates. The Fund formally documents relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Fund also formally assesses, both at the hedge's inception and on an ongoing basis, the effectiveness of derivatives in offsetting changes in fair values or cash flows of hedged items.

Realized and unrealized gains and losses associated with derivative instruments, which have been terminated or cease to be effective prior to maturity are deferred on the balance sheet and recognized in income in the period in which the underlying hedged transaction is recognized.

For transactions that do not qualify for hedge accounting, the Fund applies the fair value method of accounting by recording a derivative asset or liability on the balance sheet and recognizing changes in the fair value of the instruments in the current period income statement. The adoption of the new accounting guideline had no impact on the calculation of net earnings or distributable cash flow for the three months ended March 31, 2004.

Outlook

In 2004, we anticipate distributable cash flow per trust unit to be comparable to the $2.34 generated in 2003, after adjusting for the one-time impact of the timing of the issue of units resulting from the internalization of the management agreements in 2003. Increased distributable cash flow is expected from a full year's contribution from ERCO Worldwide's acquisition of Albchem and continued profitable growth by Superior Energy Management, offset by soft first quarter results from the propane retailing business and the dilutive impact of the continued conversion of the Fund's Debentures into trust units.

Over the longer term, the Fund plans to continue its disciplined diversification strategy by taking advantage of profitable growth opportunities within each division and to acquire other businesses that have risk profiles appropriate for an income fund structure. Acquisitions must be accretive to unitholder distributions and be financed in a manner that maintains Superior's existing financial strength.

For more information, please visit our website: www.superiorplus.com or contact:

Mark Schweitzer, Executive Vice-President
Corporate Development & Chief Financial Officer
Superior Plus Inc.
Phone: (403) 218-2952 / Fax: (403) 218-2973
E-mail: mschweitzer@superiorplus.com

Theresia Reisch
Investor Relations Manager
Superior Plus Income Fund
Phone: (403) 218-2953 / Fax: (403) 218-2973
E-mail: treisch@superiorplus.com

The Superior Plus Income Fund's conference call on the 2004 First Quarter Results is scheduled for Thursday, May 6, 2004 at 10:00 a.m. (EST). To participate in the call, dial the conference operator at: 1-800-814-3911 and you will be connected to the call. The conference call is also audio-broadcast on the Canada NewsWire website which can be accessed through the "Events and Presentations" section of Superior's website at: www.superiorplus.com

If you would like to listen to a recording of the May 6, 2004 investor analyst conference call on the First Quarter Results, dial 1-877-289-8525 and enter the reservation number 21043243#. The call will be available for review from Thursday, May 6 after 1:00 p.m. (EST) until midnight Thursday, May 13, 2004. The conference call is also posted (audio-broadcast) under the "Events and Presentations" section of Superior's website at: www.superiorplus.com

SUPERIOR PLUS INCOME FUND
Consolidated Balance Sheets

(millions of dollars)	March 31 2004	December 31 2003
Assets	(unaudited)	(audited)
Current Assets		
Accounts receivable (Note 3)	**64.9**	96.8
Inventories	**47.5**	57.7
	112.4	154.5
Capital assets	**768.0**	782.1
Intangible assets	**51.2**	51.7
Goodwill	**447.3**	447.7
	1,378.9	1,436.0
Liabilities and Unitholders' Equity		
Current liabilities		
Current portion of revolving term bank credits and term loans	**10.5**	–
Accounts payable and accrued liabilities	**116.2**	117.6
Distributions payable to unitholders and debentureholders	**32.8**	15.8
	159.5	133.4
Revolving term bank credits and term loans	**241.9**	317.8
Future employee benefits	**23.6**	23.4
Future income taxes	**129.4**	125.2
Total Liabilities	**554.4**	599.8
Unitholders' Equity		
Unitholders' capital (Note 4)	**1,224.2**	1,220.4
Deficit (Note 4)	**(399.8)**	(384.3)
Currency translation account	**0.1**	0.1
Total Unitholders' Equity	**824.5**	836.2
	1,378.9	1,436.0

Consolidated Statements of Earnings and Deficit

(unaudited, millions of dollars except per trust unit amounts)	Three Months Ended March 31 2004	2003
Revenues	**375.6**	373.4
Cost of products sold	**234.2**	234.2
Gross profit	**141.4**	139.2
Expenses		
Operating and administrative	**72.8**	69.3
Depreciation of capital assets	**17.9**	17.1
Amortization of intangible assets	**1.4**	1.6
Interest	**3.4**	4.1
Income tax expense of Superior	**4.8**	10.3
	100.3	102.4
Net Earnings	**41.1**	36.8
Deficit, Beginning of Period	**(384.3)**	(229.6)
Net earnings	**41.1**	36.8
Distributions to debentureholders (Notes 4 and 5)	**(4.0)**	(6.1)
Distributions to unitholders	**(50.8)**	(35.0)
Accretion of debentures charged to deficit (Note 4)	**(1.8)**	(0.8)
Deficit, End of Period	**(399.8)**	(234.7)
Net earnings per trust unit, net of distributions to debentureholders, basic (Note 4)	**$0.53**	**$0.63**
Net earnings per trust unit, net of distributions to debentureholders, diluted (Note 4)	**$0.49**	**$0.56**

SUPERIOR PLUS INCOME FUND

Consolidated Statements of Cash Flows

(unaudited, millions of dollars except per trust unit amounts)	Three Months Ended March 31	
	2004	**2003**
Operating Activities		
Net earnings	**41.1**	36.8
Items not involving cash:		
Depreciation and amortization of capital and intangible assets	**19.3**	18.7
Trust unit incentive plan compensation expense/(recovery)	**0.9**	(0.3)
Future income tax expense	**4.0**	9.5
Cash generated from operations before changes in working capital	**65.3**	64.7
Decrease/(increase) in non-cash operating working capital items	**30.9**	(8.9)
	96.2	55.8
Investing Activities		
Maintenance capital expenditures, net	**(1.2)**	(1.2)
Other capital expenditures, net	**(0.9)**	(4.2)
	(2.1)	(5.4)
Financing Activities		
Proceeds from exercise of warrants	**1.1**	–
Revolving term bank credits and term loans	**(65.4)**	(40.4)
Net proceeds from sale of accounts receivable (Note 3)	**25.0**	31.1
Distributions to debentureholders	**(4.0)**	(6.1)
Distributions to unitholders	**(50.8)**	(35.0)
	(94.1)	(50.4)
Change in Cash	**–**	**–**
Cash at Beginning and End of Period	**–**	**–**

Notes to Consolidated Financial Statements

(tabular amounts in $CDN millions of dollars, unless noted otherwise, except per trust unit amounts)

1. Distributable Cash Flows

	2004	2003
Cash generated from operations before changes in working capital	**65.3**	64.7
Less: Maintenance capital expenditures, net	**(1.2)**	(1.2)
Distributions to debentureholders	**(4.0)**	(6.1)
Distributable Cash Flow	**60.1**	57.4
Distributable cash flow per trust unit, basic (Note 4)	**$0.85**	$1.18
Distributable cash flow per trust unit, diluted (Note 4)	**$0.76**	$0.98

Distributable cash flow of the Superior Plus Income Fund (the "Fund") available for distribution to its unitholders ("Unitholders"), is equal to consolidated cash flow from operations before changes in working capital, after provision for maintenance capital expenditures and distributions to holders of debentures ("Debentureholders") of the Fund. Distributions to Debentureholders are accounted for on an accrual basis. Distributable cash flow is the main performance measure used by management and investors to evaluate Fund and business segment performance. Readers are cautioned that distributable cash flow is not a defined performance measure under generally accepted accounting principles ("GAAP"), and that distributable cash flow cannot be assured. The Fund targets to pay out substantially all of its ongoing sustainable distributable cash flow through regular monthly distributions over the course of the year. The Fund's calculation of distributable cash flow may differ from similar calculations used by comparable entities.

2. Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying Consolidated Financial Statements have been prepared according to Canadian GAAP applied on a consistent basis and include the accounts of the Fund, its wholly owned subsidiary, Superior, and Superior's subsidiaries. Certain information and disclosures normally required to be included in annual financial statement notes have been condensed and updated. These financial statements and notes thereto should be read in conjunction with the Fund's financial statements contained in its Annual Report for the year ended December 31, 2003. All significant transactions and balances (including the Shareholder Notes) between the Fund, Superior and Superior's subsidiaries have been eliminated on consolidation.

In the opinion of Management, the accompanying unaudited Consolidated Financial Statements include all adjustments (of a normal recurring nature) necessary to present fairly the consolidated financial position of the Fund as of March 31, 2004 and the consolidated results of its operations and cash flows for the three-month periods ended March 31, 2004 and 2003.

Effective January 1, 2004, the Fund adopted Accounting Guideline 13 ("AcG-13") as recommended by the Canadian Institute of Chartered Accountants (the "CICA") on a prospective basis. Under this policy the Fund formally documents relationships between hedging instruments, hedged items, its risk management objective and risk management strategy. This documentation links all derivatives to specific assets, liabilities, firm commitments or forecasted transactions. The Fund formally assesses the effectiveness of derivatives in offsetting changes or cash flows of the hedged items at inception and on an ongoing basis.

Effective January 1, 2004, the Fund also adopted the new recommendations of the CICA regarding asset retirement obligations and the impairment of long lived assets. The Fund's total estimated asset retirement obligations are discounted to estimate the fair value of the obligation and recorded as a liability when the related assets are constructed and commissioned. The fair value increases the value of property plant and equipment and is depleted over the life of the asset. Accretion expense, resulting from the changes in the present value of the liability due to the passage of time are recorded as part of interest and financing costs. The Fund recognizes an impairment loss on a long lived asset when its carrying value exceeds the sum of the undiscounted cash flows and its eventual disposition.

The adoption of these standards has had no impact on the financial statements of the Fund for the three months ended March 31, 2004.

(b) Revenue Recognition

Propane Retailing Business

Revenues from sales are generally recognized at the time of delivery, or when related services are performed. Amounts billed to customers for shipping and handling are classified as revenues, with the related shipping and handling costs included in cost of goods sold. Approximately 50% of Superior Propane's revenues are heating related and 50% are related to economic activities. Propane sales typically peak in the first quarter when approximately one-third of annual propane sales volumes and gross profits are generated due to the demand from heating end use customers. They then decline through the second and third quarters rising seasonally again in the fourth quarter with heating demand. Similarly, propane net working capital levels are typically at seasonally high levels at the end of the first quarter, and normally decline to seasonally low levels in the second and third quarters. Propane net working capital levels are also significantly influenced by wholesale propane prices.

Pulp Chemicals Business

Revenues from chemical sales are recognized as products are shipped. Revenues associated with the construction of chlorine dioxide generators are recognized using the percentage of completion method based on cost incurred compared to total estimated cost.

Natural Gas Retailing Business

Revenues are recognized as gas is delivered to local natural gas distribution companies. Costs associated with balancing the amount of gas used by SEM's customers with the volumes delivered by SEM to the local distribution companies are recognized as period costs.

3. Accounts Receivable

Superior sells, with limited recourse, certain trade accounts receivable on a revolving basis to an entity sponsored by a Canadian chartered bank, and has accounted for the sale in accordance with the CICA guidelines relating to transfers of receivables. The accounts receivable are sold at a discount to face value based on prevailing money market rates. Superior has retained the servicing responsibility for the accounts receivable sold and has therefore recognized a servicing liability. The level of accounts receivable sold under the program fluctuates seasonally with the level of accounts receivable. At March 31, 2004, net proceeds of $125.0 million (December 31, 2003 – $100.0 million) had been received.

4. Unitholders' Equity

Authorized

The Fund may issue an unlimited number of trust units. Each trust unit represents an equal undivided beneficial interest in any distributions from the Fund and in the net assets in the event of termination or wind-up of the Fund. All trust units are of the same class with equal rights and privileges.

	Issued Number of Trust Units (millions)	Equity
Unitholders' Equity, December 31, 2003	**69.4**	**$ 836.2**
Warrants exercised	0.1	1.1
Accretion of Debentures of $1.8 million, net of corresponding charge to deficit	–	–
Conversion of Series 1 Debentures ($6.6 million converted @ $16 per unit)	0.4	–
Conversion of Series 2 Debentures ($17.7 million converted @ $20 per unit)	0.9	–
Trust unit incentive plan compensation expense	–	0.9
Net earnings	–	41.1
Distributions to debentureholders	–	(4.0)
Distributions to unitholders	–	(50.8)
Unitholders' equity, March 31, 2004	**70.8**	**$ 824.5**

Unitholders' equity consists of the following components at March 31, 2004 and December 31, 2003:

	2004	2003
Unitholders' capital		
Debentures	$ 203.6	$ 226.2
Trust unit equity	1,014.6	989.1
Warrants	1.3	1.3
Contributed surplus	4.7	3.8
	1,224.2	1,220.4
Deficit		
Retained earnings from operations	224.3	185.0
Accumulated distributions on debentures	(41.3)	(37.3)
Accumulated distributions on trust unit equity	(582.8)	(532.0)
	(399.8)	(384.3)
Currency translation account	0.1	0.1
Unitholders' equity, March 31, 2004	$ 824.5	$ 836.2

Retained earnings from operations is comprised of cumulative net earnings, the accretion of Debentures and prior period adjustments for the adoption of changes in accounting policies.

The weighted average number of trust units used in the calculation of basic net earnings per trust unit and distributable cash flow per trust unit was 70.4 million trust units for the quarter (48.5 million for the comparative period in 2003). The number of trust units used in the calculation of diluted net earnings per trust unit and distributable cash flow per trust unit, was calculated using 85.2 million trust units for the quarter (65.0 million for the comparative period in 2003) and reflects the assumed conversion of all outstanding Series 1 (1.4 million trust units) and Series 2 (9.7 million trust units) Debentures, and the exercise of all trust unit options (0.3 million trust units) and warrants (3.4 million trust units).

5. Convertible Debentures

The Fund has issued two series of Debentures denoted as Series 1 and Series 2 as follows:

	Series 1	Series 2	Total
Maturity date	July 31, 2007	November 1, 2008	
Fixed distribution rate	8%	8%	
Conversion price per trust unit	$16.00	$20.00	
Principal outstanding December 31, 2003	25.6	208.9	234.5
Conversions during 2004	(6.6)	(17.7)	(24.3)
Principal outstanding March 31, 2004	19.0	191.2	210.2
Carrying value as at March 31, 2004:			
Principal	13.4	110.5	123.9
Distribution payment obligations	4.8	73.9	78.7
Holder's option	0.2	0.8	1.0
	$18.4	$185.2	$203.6

The Debentures may be converted into trust units at the option of the holder at any time prior to maturity and may be redeemed by the Fund in certain circumstances. The Fund may elect to pay interest and principal upon maturity or redemption by issuing trust units to a trustee in the case of interest payments, and to the Debentureholders in the case of payment of principal. The number of any trust units issued will be determined based on market prices for the trust units at the time of issuance.

The Debentures and related distribution obligation have been classified within unitholders' equity on the consolidated balance sheet because the Fund may elect to satisfy the Debenture interest and principal obligations by the issuance of trust units. Debenture distributions are charged directly to the deficit.

6. Commitments

Superior has entered into long-term forward contracts to sell U.S. dollars in order to hedge U.S. dollar revenues as follows:

		US$	Average Conversion Rate
Remainder of	2004	20.1	1.3941
	2005	47.9	1.3795
	2006	20.2	1.3975
	2007	3.0	1.3496
		91.2	1.3858

7. Business Segments

Superior operates three distinct business segments; the delivery of propane and propane related services and accessories, the Propane Retailing Business; the manufacture and sale of chemicals and related products and services used primarily in the production of bleached pulp, the Pulp Chemicals Business; and the sale of natural gas under fixed price, fixed term contracts, the Natural Gas Retailing Business. Superior's corporate office arranges intersegment foreign exchange contracts from time to time between its business segments. As a result, in the accompanying tables, the elimination of intersegment revenues and cost of sales pertaining to intersegment foreign exchange gains and losses are eliminated under the Corporate cost column.

For the three months ended March 31, 2004	Propane Retailing	Pulp Chemicals	Natural Gas Retailing	Corporate	Total Consolidated
Revenues	$ 228.5	$ 97.3	$ 50.0	$ (0.2)	$ 375.6
Cost of products sold	137.4	50.7	46.3	(0.2)	234.2
Gross profit	91.1	46.6	3.7	-	141.4
Expenses					
Operating and administrative	45.9	23.7	1.7	1.5	72.8
Depreciation of capital assets	5.5	12.4	-	-	17.9
Amortization of intangible assets	-	1.4	-	-	1.4
Interest	-	-	-	3.4	3.4
Income tax expense/(recovery) of Superior	14.7	3.5	0.8	(14.2)	4.8
	66.1	41.0	2.5	(9.3)	100.3
Net earnings	25.0	5.6	1.2	9.3	41.1
Add: Depreciation and amortization of capital and intangible assets	5.5	13.8	-	-	19.3
Trust unit incentive plan expense	-	-	-	0.9	0.9
Future income tax expense/(recovery)	14.4	3.0	0.8	(14.2)	4.0
Less: Maintenance capital expenditures, net	(0.6)	(0.6)	-	-	(1.2)
Distributions to Debentureholders	-	-	-	(4.0)	(4.0)
Distributable cash flow	$ 44.3	$ 21.8	$ 2.0	$ (8.0)	$ 60.1

For the three months ended March 31, 2003	Propane Retailing	Pulp Chemicals	Natural Gas Retailing	Corporate	Total Consolidated
Revenues	$ 258.6	$ 88.5	$ 26.3	$ -	$ 373.4
Cost of products sold	161.9	47.4	24.9	-	234.2
Gross profit	96.7	41.1	1.4	-	139.2
Expenses					
Operating and administrative	46.0	22.0	0.8	0.5	69.3
Depreciation of capital assets	6.4	10.7	-	-	17.1
Amortization of intangible assets	-	1.6	-	-	1.6
Interest	-	-	-	4.1	4.1
Income tax expense/(recovery) of Superior	16.7	2.9	0.2	(9.5)	10.3
	69.1	37.2	1.0	(4.9)	102.4
Net earnings	27.6	3.9	0.4	4.9	36.8
Add: Depreciation and amortization of capital and intangible assets	6.4	12.3	-	-	18.7
Future income tax expense/(recovery)	16.4	2.4	0.2	(9.5)	9.5
Less: Maintenance capital expenditures, net	(0.2)	(1.0)	-	-	(1.2)
Trust unit incentive plan recovery	-	-	-	(0.3)	(0.3)
Distributions to Debentureholders	-	-	-	(6.1)	(6.1)
Distributable cash flow	$ 50.2	$ 17.6	$ 0.6	$ (11.0)	$ 57.4

	Propane Retailing	Pulp Chemicals	Natural Gas Retailing	Total Consolidated
Total assets as of March 31, 2004	$ 554.7	$ 806.1	$ 18.1	$ 1,378.9
Total assets as of December 31, 2003	$ 593.0	$ 826.6	$ 16.4	$ 1,436.0
Other net capital expenditures for the three months ended March 31, 2004	$ -	$ (0.9)	$ -	$ (0.9)
Other net capital expenditures for the three months ended March 31, 2003	$ (0.4)	$ (3.8)	$ -	$ (4.2)

Geographic Information	Canada	United States	Other	Total Consolidated
Revenues for the three months ended March 31, 2004	$ 323.5	$ 41.2	$ 10.9	$ 375.6
Capital assets as of March 31, 2004	$ 688.1	$ 79.9	$ -	$ 768.0
Total assets as of March 31, 2004	$ 1,276.1	$ 102.8	$ -	$ 1,378.9
Revenues for the three months ended March 31, 2003	$ 327.4	$ 40.6	$ 5.4	$ 373.4
Capital assets as of December 31, 2003	$ 701.8	$ 80.3	$ -	$ 782.1
Total assets as of December 31, 2003	$ 1,343.5	$ 92.5	$ -	$ 1,436.0

8. Comparative Figures

Certain reclassifications of prior period amounts have been made to conform to current period presentations.

Superior Plus
Income Fund

Superior Plus Income Fund

Annual Meeting of Holders of
Trust Units
of Superior Plus Income Fund (the "Fund")
May 5, 2004

REPORT OF VOTING RESULTS
National Instrument 51-102 - Continuous Disclosure obligations (Section 11.3)

The following matters were put to a vote by a show of hands at the annual unitholders' meeting of the Fund:

	Outcome of Vote
1. The election of nine (9) directors of Superior Plus Inc. Grant D. Billing Robert J. Engbloom Q.C. Peter A.W. Green Allan G. Lennox James S.A. MacDonald Geoffrey N. Mackey David P. Smith Norman R. Gish C. Peter Valentine	**Carried**
2. The appointment of Deloitte & Touche LLP, Chartered Accountants, as auditors of the Fund	**Carried**

Superior Plus
Income Fund

Theresia R. Reisch
Manager, Investor Relations
& Corporate Secretary
Direct Telephone: (403) 218-2953
Direct Facsimile: (403) 218-2973
E-mail: treisch@superiorplus.com

May 7, 2004

To: Securities Commissions or similar regulatory authorities in each Province and Territory of Canada

And to: The Toronto Stock Exchange

CONFIRMATION OF MAILING CERTIFICATE
RE: DISSEMINATION TO UNITHOLDERS

With respect to the 2004 First Quarter Report to Unitholders of the Superior Plus Income Fund containing the requisite financial statements for the period ended March 31, 2004, we confirm that the mailing of the 2004 First Quarter Report to the appropriate Unitholders was completed on Friday, May 7, 2004.

Yours truly,
Superior Plus Inc.

Signed: *"Theresia R. Reisch"*

Theresia R. Reisch
Manager, Investor Relations
& Corporate Secretary

h:\spif\ interim\MailCert.doc

Superior Plus Income Fund

Management Discussion & Analysis
May 5, 2004

Forward Looking Statements

Except for the historical and present factual information, certain statements contained herein are forward-looking. Such forward-looking statements are not guarantees of future performance and involve a number of known and unknown risks and uncertainties which may cause the actual results of Superior Plus Income Fund (the "Fund") or Superior Plus Inc. ("Superior") in future periods to differ materially from any projections expressed or implied by such forward-looking statements and therefore should not be unduly relied upon. Any forward-looking statements are made as of the date hereof and neither the Fund nor Superior undertakes any obligation to publicly update or revise such statements to reflect new information, subsequent events or otherwise.

Distributable Cash Flow

Distributable cash flow of the Fund available for distribution to Unitholders, is equal to the cash flow from operations before changes in net working capital, after provision for maintenance capital expenditures and distributions on the convertible unsecured subordinated debentures (the "Debentures") of the Fund. Distribution to Debentureholders are accounted for on an accrual basis. See Note 1 to the interim consolidated financial statements for the calculation of distributable cash flow. Distributable cash flow is the main performance measure used by management and investors to evaluate the performance of the Fund, Superior and its operating divisions. Readers are cautioned that distributable cash flow is not a defined performance measure under Generally Accepted Accounting Principles ("GAAP"), and that distributable cash flow cannot be assured. The Fund targets to pay out substantially all of its ongoing sustainable distributable cash flow through regular monthly distributions over the course of the year. The Fund's calculation of distributable cash flow may differ from similar calculations used by comparable entities. Operating distributable cash flow is distributable cash flow before corporate and Fund expenses, interest expense and distributions on the Debentures. It is also a non-GAAP measure and is used by management to assess the performance of the operating divisions.

Management's Discussion and Analysis of 2004 First Quarter Results

The following should be read in conjunction with the Fund's financial statements contained herein, along with the Management Discussion and Analysis and Consolidated Financial Statements contained in the Fund's Annual Report for the year ended December 31, 2003.

First quarter distributable cash flow reached $60.1 million, an increase of $2.7 million over the prior year quarter. Contributions from the acquisition of the Albchem Holdings Ltd. ("Albchem") pulp chemicals business on October 1, 2003, the continued growth in the natural gas retailing business, and lower interest and convertible debenture distributions costs were partially offset by softer results from the propane retailing division.

Distributable cash flow per trust unit was $0.85 for the quarter, a decline of $0.33 or 28% from the $1.18 generated in the first quarter of 2003. A 5% increase in distributable cash flow offset by a 45% increase in the weighted average number of trust units outstanding over the prior year period contributed to lower distributable cash flow on a per trust unit basis as follows:

$1.18	First quarter 2003 distributable cash flow per trust unit outstanding.
(0.16)	Impact of issuance of 7.3 million trust units on May 8, 2003 resulting from the internalization of management agreements. No management incentive fee expense was recorded in 2003.
(0.10)	Refinancing of ERCO Worldwide acquisition credit facility with issuance of 4.5 million trust units in June 2003 and the conversion of $96.2 million Debentures into 5.3 million trust units since March 31, 2003.
(0.07)	Impact of lower operating distributable cash flow combined with issuance of 4.9 million trust units in August 2003 to finance acquisition of the Albchem pulp chemicals business.
$0.85	First quarter 2004 distributable cash flow per trust unit outstanding.

Distributable cash flow on a per trust unit basis is expected to normalize over the remainder of the year as the impact of the issuance of trust units to finance the internalization of management agreements and refinancing of the ERCO Worldwide acquisition credit facility become included in the prior year results.

Net earnings for the first quarter were $41.1 million compared to $36.8 million in the prior year period. The increase in net earnings is due to the same reasons distributable cash flow has increased.

Operating Results - Superior Propane

Condensed operating results for the Propane Retailing business for the three months ended March 31, 2004 and 2003, are provided in the following table:

Condensed Operating Results

	Three Months Ended March 31			
(millions of dollars except per litre amounts)	2004		2003	
Gross Profit		¢/litre		¢/litre
Propane sales	81.1	15.8	87.2	16.1
Other services	10.0	1.9	9.5	1.8
Total Gross Profit	91.1	17.7	96.7	17.9
Less: Cash operating, admin & cash tax costs	(46.2)	(9.0)	(46.3)	(8.5)
Cash generated from operations before changes in net working capital	44.9	8.7	50.4	9.4
Maintenance capital expenditures, net	(0.6)	(0.1)	(0.2)	–
Operating Distributable Cash Flow	44.3	8.6	50.2	9.4
Propane volumes sold *(millions of litres)*	514.4		541.8	

Operating distributable cash flow for Superior Propane was $44.3 million for the first quarter, a decrease of $5.9 million (12%) from the prior year's first quarter due to a decrease in sales volumes and margins.

Gross profits of $91.1 million were $5.6 million lower than the prior year period. Sales volumes in the quarter declined to 514.4 million litres, a decrease of 27.4 million or 5% from the prior year. Heating volumes declined 6% or 18.2 million litres and auto sales volumes declined 17% or 9.2 million litres. Heating based volumes were impacted by average first quarter temperatures that were 4% warmer across the country than the prior year but 4% colder than the 5 year average. In Eastern Canada, Superior Propane's main heating market, first quarter temperatures were 7% warmer than the prior year. Lower auto propane sales reflect structural auto propane declines of 15%-20%, focused in the Alberta and BC regions. Compared to the fourth quarter of 2003, and consistent with the prior year, sales volumes increased by 10% due to the seasonal increase in space heating demand. Average propane sales margins decreased by 2% from the

prior year period to 15.8 cents per litre due to a less heating intensive sales mix. Lower heating sales volumes reduced overall margins by 0.5 cents per litre. This impact was partially offset by improved margin management in the automotive end-use segment. Other sales gross profits were higher than the prior year period due to improved service, installation and rental gross profits arising from a renewed focus on this area.

Volume and Gross Profit by End Use Market Segment

	Three Months Ended March 31					Three Months Ended March 31			
	2004		2003			2004		2003	
End Use Applications:	**Volume(1)**	**Gross Profit(2)**	**Volume(1)**	**Gross Profit(2)**	**Regions:**	**Volume(1)**	**Gross Profit(2)**	**Volume(1)**	**Gross Profit(2)**
Residential	79.9	24.8	86.2	26.9	Atlantic	38.4	10.7	40.2	10.4
Commercial	130.5	24.4	136.6	27.0	Quebec	90.9	16.0	95.9	16.4
Agricultural	35.5	3.5	37.5	4.0	Ontario	123.1	28.4	139.2	31.0
Industrial	223.5	23.4	227.3	24.3	Sask/Man	79.4	9.7	84.8	9.6
Automotive	45.0	5.0	54.2	5.0	AB/NWT/YK	116.8	14.5	115.9	18.9
Other Services	–	10.0	–	9.5	BC	65.8	11.8	65.8	10.4
	514.4	91.1	541.8	96.7		514.4	91.1	541.8	96.7
Average Margin(3)	15.8		16.1			15.8		16.1	

(1) Volume of propane sold (millions of litres) (2) Millions of dollars (3) Average propane sales margin (cents per litre)

Cash operating, administrative and capital tax costs of $46.2 million were consistent with the prior year first quarter, as lower sales volumes reduced variable delivery costs. This was offset by higher tank and cylinder maintenance activities, selling costs and employee benefit costs.

Net maintenance capital expenditures were $0.6 million in the first quarter. This represents a $0.4 million increase from the prior year period due to lower realization of proceeds on the sale of surplus equipment. Net maintenance capital expenditures for 2004 are expected to be in the $6 to $8 million range, driven by increased fleet replacement requirements, as asset productivity improvements generated by the ICG integration have been fully realized.

Effective April 22, 2004, John Cooper, Superior Propane's President, left the organization. Geoff Mackey, President and CEO of Superior Plus, has re-assumed the role of President of the propane retailing business pending the completion of a search for a replacement President.

ERCO Worldwide

Condensed operating results for ERCO Worldwide for the first quarter ended March 31, 2004 and 2003 are provided below for comparison purposes.

Condensed Operating Results

	Three Months Ended March 31			
(millions of dollars except per metric tonne amounts)	2004		2003	
Revenue		$ per MT		$ per MT
Chemicals	87.3	563	81.8	589
Technology	10.0	64	6.7	48
Cost of Sales				
Chemicals	(44.0)	(283)	(44.9)	(323)
Technology	(6.7)	(43)	(2.5)	(18)
Gross Profit	46.6	301	41.1	296
Less: Cash operating, admin. & cash tax costs	(24.2)	(156)	(22.5)	(162)
Cash generated from operations before changes in net working capital	22.4	145	18.6	134
Maintenance capital expenditures	(0.6)	(4)	(1.0)	(1)
Operating Distributable Cash Flow	21.8	141	17.6	133
Chemical volumes sold (thousands of metric tonnes)	155		139	

ERCO Worldwide's operating distributable cash flow for the first quarter was $21.8 million, an increase of $4.2 million over the prior year period due principally to the acquisition of Albchem in the fourth quarter of 2003.

Sales volumes in the first quarter were higher than the prior year period due to the Albchem acquisition and higher other chemical sales, partially offset by lower pulp mill operating levels. The strength of the Canadian dollar, while limited by Superior's foreign exchange hedging program, impacted chemical pricing and reduced gross profits by $4.5 million. See "Corporate" for more details. Technology gross profits declined compared to the prior year, due to royalty licenses expiring in the normal course. Variable production costs per unit were lower than the prior year due to improvements in electrical and transportation costs per metric tonne produced. Electrical cost improvements were driven by fixing a portion of the electrical costs in the deregulated Alberta market place in the second quarter of 2003, and due to improved electrical productivity resulting from the cell replacement program. Transportation costs are lower due to efficiencies realized from the integration of Albchem's rail car fleet and customer base into ERCO Worldwide's operation. Operating costs on an absolute basis were higher than the prior year period due to the addition of the two new Albchem plants and the new Thunder Bay sodium chlorite plant, which began operations in the second quarter of 2003. Maintenance capital expenditures were consistent with the prior year period.

Work continued on the five-year cell replacement program in the first quarter. This will improve the operating efficiency and production at five of the plants. In the quarter, $0.9 million was spent on the project while approximately $8.8 million has been spent on the program to-date. The project is approximately one-third complete and is currently generating annualized electrical energy savings in excess of $1 million per year. The remaining estimated cost to complete the program is $11 million. The cell replacement program is considered to be growth capital in nature and the costs are included in "other capital expenditures" on the Consolidated Statement of Cash Flows, as they expand the overall capacity of the business. Accordingly, these costs have been excluded from the distributable cash flow calculation.

Superior Energy Management ("SEM")

Condensed operating results for the quarter ended March 31, 2004 and 2003, are provided in the following chart.

Condensed Operating Results

	Three Months Ended March 31			
(millions of dollars except per GJ amounts)	**2004**		2003	
		¢ per GJ		¢ per GJ
Gross profit	3.7	56.6	1.4	38.4
Cash operating, admin. & selling costs	(1.7)	(26.0)	(0.8)	(21.9)
Operating Distributable Cash Flow	2.0	30.6	0.6	16.5
Gigajoules of natural gas sold (millions)	6.5		3.7	

SEM generated $2.0 million of operating distributable cash flow in the quarter, an increase of $1.4 million over the prior year period, as it continued to execute its business plan by adding to its residential, commercial and light industrial customer base in Ontario and Quebec. Natural gas sales of 6.5 million gigajoules during the quarter were 7% higher than fourth quarter 2003 sales volumes. Sales margins in the first quarter 2004 at 56.6 ¢/GJ were significantly better than the prior year period, as customer contracts acquired in the fourth quarter of 2002 from a third party at no margin, were renewed at normal commercial margins throughout 2003. Expenses for the

quarter were above prior period levels due to higher infrastructure costs required to support a growing customer base, and additional sales commission costs to support the growth in the customer base. Expenses were consistent with 2003 fourth quarter levels. During the first quarter, SEM continued to diversify its supply portfolio, adding three new gas supply counter-parties.

Corporate

Approximately 88%, 62%, and 24% of Superior's estimated US dollar cash flows for the remainder of 2004, 2005 and 2006 respectively, have been hedged. As a consequence, a one cent change in the Canadian dollar relative to the United States dollar is estimated to have a $0.2 million, $0.4 million and $1.2 million change in Superior's distributable cash flow for 2004, 2005 and 2006, respectively.

Cash taxes were limited to federal and provincial capital taxes of $0.8 million, similar to prior year period levels, as income taxes were fully deferred. Capital taxes have been allocated to Superior's three business segments based on net taxable capital deployed.

Interest expense decreased $0.7 million to $3.4 million for the first quarter compared to the prior year period. The impact of lower overall debt levels, including the off balance sheet proceeds from the trade accounts receivable sales program and lower floating interest rates, more than offset the impact of refinancing the ERCO Worldwide floating rate acquisition credit facility with higher cost 10-year average life debt in the fourth quarter of 2003.

Distributions on the Series 1 and Series 2 Debentures totaled $4.0 million, a decrease of $2.1 million compared to the prior year period because of $96.2 million in conversions of the Debentures into 5.3 million units since March 31, 2003. During the first quarter of 2004, there were $24.3 million of the Series 1 and Series 2 Debentures converted into 1.3 million trust units. Conversions of Debentures accelerated through 2003 in response to the 44% increase in trust unit trading price since March 31, 2003.

The weighted average number of trust units outstanding in the quarter has increased by 45% to 70.4 million trust units compared to the prior year period. This increase resulted from the issue of 0.1 million trust units in the first quarter of 2004 related to the exercise of trust unit warrants issued as part of the management internalization transaction, the issue of 4.85 million trust units in August 2003 to partially fund the Albchem acquisition, the issue of 4.5 million trust units in June 2003 to partially finance the December 2002 acquisition of ERCO, the issue of 7.3 million trust units in May 2003 as part of the consideration for the management internalization transaction, and the issue of 5.3 million trust units due to conversions of the Debentures.

Liquidity and Capital Resources

Superior's net working capital requirements decreased in the first quarter by $30.9 million from December 31, 2003. Net working capital levels were lower as Superior Propane seasonally added $25 million of accounts receivable to the revolving trade accounts receivable sales program. Physical inventory storage levels declined as the heating season came to an end. Working capital requirements for Superior Propane peak seasonally during the first quarter and then decline through the second and third quarters before building again in the fall, consistent with the seasonal demand profile of its heating end use customers. Superior's revolving trade accounts receivable sales program is used to finance a portion of its working capital requirements. Proceeds from the sale of receivables were $125.0 million at March 31, 2004 (March 31, 2003 - $100.0 million), compared to $100.0 million at December 31, 2003. Superior has available

undrawn committed credit facilities of $207.0 million to fund negative working capital positions and off-balance sheet accounts receivable securitization program amounts.

Superior's total debt including revolving term bank credits and term loans and the proceeds from its receivable sales program totaled $377.4 million at March 31, 2004, a decrease of $40.4 million from 2003 year-end levels due to the decrease in net working capital and an increase in distributions payable for the $0.185 top-up distribution from 2003, paid April 15, 2004. Superior's balance sheet continued to strengthen as senior debt (including amounts raised from the accounts receivable sales program) at March 31, 2004, was 1.8 times earnings before interest, taxes, depreciation and amortization for the last 12 month period (2.0 times at December 31, 2003).

Effective January 1, 2004, the Fund adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") regarding asset retirement obligations and the impairment of long-lived assets. The new standard for asset retirement obligations changes the method of estimating and accounting for future site restoration costs. Total estimated asset retirement obligations are discounted to estimate the fair value of the obligation and recorded as a liability when the related assets are constructed and commissioned. The fair value of the obligation increases the value of property, plant and equipment and is depleted over the life of the asset. Accretion expense, resulting from the changes in the present value of the liability due to the passage of time is recorded as part of interest and financing costs. The impairment of long-lived assets recommendations provides guidance on the recognition, measurement and disclosure of impairment of long-lived assets. There is a requirement to recognize an impairment loss for a long-lived asset when its carrying amount exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. The adoption of these standards has no impact on the financial statements of the Fund as there are no obligations that meet the asset retirement obligation requirements, nor were there indications of impairment of long-lived assets.

The CICA modified Accounting Guideline 13 ("AcG - 13") "Hedging relationships", effective January 1, 2004, to clarify circumstances in which hedge accounting is appropriate. In addition, the CICA simultaneously amended EIC 128, "Accounting for Trading, Speculative or Non Trading derivative Financial Instruments" to require that all derivative instruments that do not qualify as a hedge under AcG - 13, or are not designated as a hedge, be recorded on the balance sheet as either an asset or a liability with the changes in fair value recognized in earnings.

The Fund uses derivative instruments to reduce its exposure to fluctuations in commodity prices, interest rates and foreign exchange rates. The Fund formally documents relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Fund also formally assesses, both at the hedge's inception and on an ongoing basis, the effectiveness of derivatives in offsetting changes in fair values or cash flows of hedged items.

Realized and unrealized gains and losses associated with derivative instruments, which have been terminated or cease to be effective prior to maturity are deferred on the balance sheet and recognized in income in the period in which the underlying hedged transaction is recognized.

For transactions that do not qualify for hedge accounting, the Fund applies the fair value method of accounting by recording a derivative asset or liability on the balance sheet and recognizing changes in the fair value of the instruments in the current period income statement. The adoption

of the new accounting guideline had no impact on the calculation of net earnings or distributable cash flow for the three months ended March 31, 2004.

Outlook

In 2004, we anticipate distributable cash flow per trust unit to be comparable to the $2.34 generated in 2003, after adjusting for the one-time impact of the timing of the issue of units resulting from the internalization of the management agreements in 2003. Increased distributable cash flow is expected from a full year's contribution from ERCO Worldwide's acquisition of Albchem and continued profitable growth by Superior Energy Management, offset by soft first quarter results from the propane retailing business and the dilutive impact of the continued conversion of the Fund's Debentures into trust units.

Over the longer term, the Fund plans to continue its disciplined diversification strategy by taking advantage of profitable growth opportunities within each division and to acquire other businesses that have risk profiles appropriate for an income fund structure. Acquisitions must be accretive to unitholder distributions and be financed in a manner that maintains Superior's existing financial strength.

Superior Plus
Income Fund

1 2004 First Quarter Release and May 2004 Cash Distribution Notice

TSX: SPF.UN

May 5, 2004

Q1 Highlights

- **Distributable cash flow reaches $60.1 million, up 5% over strong first quarter last year.**
- **Growth of pulp chemicals and natural gas retailing business offset by soft propane retailing results.**
- **May 2004 regular distribution declared - $0.185 per trust unit or $2.22 annualized.**

Distributable Cash Flow Per Trust Unit Outstanding


$2.50
$2.00
$1.50
$1.00
$0.50
$0.00
$1.15
$1.24
$1.34
$1.38
$1.58
$1.71
$1.93
$2.34
$2.45(1)
$0.85
1996 F
1997
1998
1999
2000
2001
2002
2003
2004 Q1

(1) One time Management Internalization timing effect

(millions of dollars, except per trust unit amounts)	Three Months Ended March 31 2004	2003
Financial		
Operating distributable cash flow		
Propane retailing	44.3	50.2
Pulp chemicals	21.8	17.6
Natural gas retailing	2.0	0.6
	68.1	68.4
Corporate costs	(0.6)	(0.8)
Interest and debenture distributions	(7.4)	(10.2)
Distributable cash flow (see Note 1 to the Interim Consolidated Financial Statements)	60.1	57.4
Distributable cash flow per trust unit outstanding	$0.85	$1.18
Average number of trust units outstanding (millions)	70.4	48.5
Operating		
Litres of propane sold (millions of litres)	514	542
Propane sales margin (cents per litre)	15.8	16.1
Total chemical sales (thousands of metric tonnes "MT")	155	139
Average chemical selling price (dollars per MT)	563	589
Gigajoules ("GJ") of natural gas sold (millions)	6.5	3.7
Natural gas sales margin (cents per GJ)	56.6	38.4

- **Warmer weather impacts propane retailing volumes and margins.**
- **Pulp chemicals business benefits from contribution of Albchem acquisition.**
- **Profitable growth in natural gas retailing business continues.**
- **As expected, distributable cash flow on a per trust unit basis was impacted by a 45% increase in average number of trust units outstanding due to the timing impact of equity financings in 2003 and the management internalization transaction. Over the remainder of the year, comparisons with the prior 2003 period will normalize as the prior year average number of trust units outstanding reflect these transactions.**
- **Strong balance sheet continues to support Superior's growth strategy.**

Forward Looking Statements

Except for the historical and present factual information, certain statements contained herein are forward-looking. Such forward-looking statements are not guarantees of future performance and involve a number of known and unknown risks and uncertainties which may cause the actual results of Superior Plus Income Fund (the "Fund") or Superior Plus Inc. ("Superior") in future periods to differ materially from any projections expressed or implied by such forward-looking statements and therefore should not be unduly relied upon. Any forward-looking statements are made as of the date hereof and neither the Fund nor Superior undertakes any obligation to publicly update or revise such statements to reflect new information, subsequent events or otherwise.

Distributable Cash Flow

Distributable cash flow of the Fund available for distribution to Unitholders, is equal to the cash flow from operations before changes in net working capital, after provision for maintenance capital expenditures and distributions on the convertible unsecured subordinated debentures (the "Debentures") of the Fund. Distribution to Debentureholders are accounted for on an accrual basis. See Note 1 to the interim consolidated financial statements for the calculation of distributable cash flow. Distributable cash flow is the main performance measure used by management and investors to evaluate the performance of the Fund, Superior and its operating divisions. Readers are cautioned that distributable cash flow is not a defined performance measure under Generally Accepted Accounting Principles ("GAAP"), and that distributable cash flow cannot be assured. The Fund targets to pay out substantially all of its ongoing sustainable distributable cash flow through regular monthly distributions over the course of the year. The Fund's calculation of distributable cash flow may differ from similar calculations used by comparable entities. Operating distributable cash flow is distributable cash flow before corporate and Fund expenses, interest expense and distributions on the Debentures. It is also a non-GAAP measure and is used by management to assess the performance of the operating divisions.

Cash Distribution Notice

The Fund announced today its regular monthly cash distribution for the month of May 2004 of $0.185 (18.5 cents) per trust unit, payable on June 15, 2004, to unitholders of record at the close of business on May 31, 2004. The ex-distribution date will be May 27, 2004. For income tax purposes, the cash distribution of $0.185 per trust unit is considered to be a dividend of $0.0414 and other income of $0.1436 per trust unit. A cash distribution summary since inception of the Fund, together with tax information, is posted on our website at www.superiorplus.com.

Management's Discussion and Analysis of 2004 First Quarter Results

The following should be read in conjunction with the Fund's financial statements contained herein, along with the Management Discussion and Analysis and Consolidated Financial Statements contained in the Fund's Annual Report for the year ended December 31, 2003.

First quarter distributable cash flow reached $60.1 million, an increase of $2.7 million over the prior year quarter. Contributions from the acquisition of the Albchem Holdings Ltd. ("Albchem") pulp chemicals business on October 1, 2003, the continued growth in the natural gas retailing business, and lower interest and convertible debenture distributions costs were partially offset by softer results from the propane retailing division.

Distributable cash flow per trust unit was $0.85 for the quarter, a decline of $0.33 or 28% from the $1.18 generated in the first quarter of 2003. A 5% increase in distributable cash flow offset by a 45% increase in the weighted average number of trust units outstanding over the prior year period contributed to lower distributable cash flow on a per trust unit basis as follows:

$1.18	First quarter 2003 distributable cash flow per trust unit outstanding.
(0.16)	Impact of issuance of 7.3 million trust units on May 8, 2003 resulting from the internalization of management agreements. No management incentive fee expense was recorded in 2003.
(0.10)	Refinancing of ERCO Worldwide acquisition credit facility with issuance of 4.5 million trust units in June 2003 and the conversion of $96.2 million Debentures into 5.3 million trust units since March 31, 2003.
(0.07)	Impact of lower operating distributable cash flow combined with issuance of 4.9 million trust units in August 2003 to finance acquisition of the Albchem pulp chemicals business.
$0.85	First quarter 2004 distributable cash flow per trust unit outstanding.

Distributable cash flow on a per trust unit basis is expected to normalize over the remainder of the year as the impact of the issuance of trust units to finance the internalization of management agreements and refinancing of the ERCO Worldwide acquisition credit facility become included in the prior year results.

Net earnings for the first quarter were $41.1 million compared to $36.8 million in the prior year period. The increase in net earnings is due to the same reasons distributable cash flow has increased.

Operating Results - Superior Propane

Condensed operating results for the Propane Retailing business for the three months ended March 31, 2004 and 2003, are provided in the following table:

Condensed Operating Results

	Three Months Ended March 31			
(millions of dollars except per litre amounts)	2004		2003	
Gross Profit		¢/litre		¢/litre
Propane sales	81.1	15.8	87.2	16.1
Other services	10.0	1.9	9.5	1.8
Total Gross Profit	91.1	17.7	96.7	17.9
Less: Cash operating, admin & cash tax costs	(46.2)	(9.0)	(46.3)	(8.5)
Cash generated from operations before changes in net working capital	44.9	8.7	50.4	9.4
Maintenance capital expenditures, net	(0.6)	(0.1)	(0.2)	–
Operating Distributable Cash Flow	44.3	8.6	50.2	9.4
Propane volumes sold *(millions of litres)*	514.4		541.8	

Operating distributable cash flow for Superior Propane was $44.3 million for the first quarter, a decrease of $5.9 million (12%) from the prior year's first quarter due to a decrease in sales volumes and margins.

Gross profits of $91.1 million were $5.6 million lower than the prior year period. Sales volumes in the quarter declined to 514.4 million litres, a decrease of 27.4 million or 5% from the prior year. Heating volumes declined 6% or 18.2 million litres and auto sales volumes declined 17% or 9.2 million litres. Heating based volumes were impacted by average first quarter temperatures that were 4% warmer across the country than the prior year but 4% colder than the 5 year average. In Eastern Canada, Superior Propane's main heating market, first quarter temperatures were 7% warmer than the prior year. Lower auto propane sales reflect structural auto propane declines of 15%-20%, focused in the Alberta and BC regions. Compared to the fourth quarter of 2003, and consistent with the prior year, sales volumes increased by 10% due to the seasonal increase in space heating demand. Average propane sales margins decreased by 2% from the prior year period to 15.8 cents per litre due to a less heating intensive sales mix. Lower heating sales volumes reduced overall margins by 0.5 cents per litre. This impact was partially offset by improved margin management in the automotive end-use segment. Other sales gross profits were higher than the prior year period due to improved service, installation and rental gross profits arising from a renewed focus on this area.

Volume and Gross Profit by End Use Market Segment

	Three Months Ended March 31					Three Months Ended March 31			
	2004		2003			2004		2003	
End Use Applications:	**Volume[1]**	**Gross Profit[2]**	**Volume[1]**	**Gross Profit[2]**	**Regions:**	**Volume[1]**	**Gross Profit[2]**	**Volume[1]**	**Gross Profit[2]**
Residential	79.9	24.8	86.2	26.9	Atlantic	38.4	10.7	40.2	10.4
Commercial	130.5	24.4	136.6	27.0	Quebec	90.9	16.0	95.9	16.4
Agricultural	35.5	3.5	37.5	4.0	Ontario	123.1	28.4	139.2	31.0
Industrial	223.5	23.4	227.3	24.3	Sask/Man	79.4	9.7	84.8	9.6
Automotive	45.0	5.0	54.2	5.0	AB/NWT/YK	116.8	14.5	115.9	18.9
Other Services	–	10.0	–	9.5	BC	65.8	11.8	65.8	10.4
	514.4	91.1	541.8	96.7		514.4	91.1	541.8	96.7
Average Margin[3]	15.8		16.1			15.8		16.1	

(1) Volume of propane sold (millions of litres) (2) Millions of dollars (3) Average propane sales margin (cents per litre)

Cash operating, administrative and capital tax costs of $46.2 million were consistent with the prior year first quarter, as lower sales volumes reduced variable delivery costs. This was offset by higher tank and cylinder maintenance activities, selling costs and employee benefit costs.

Net maintenance capital expenditures were $0.6 million in the first quarter. This represents a $0.4 million increase from the prior year period due to lower realization of proceeds on the sale of surplus equipment. Net maintenance capital expenditures for 2004 are expected to be in the $6 to $8 million range, driven by increased fleet replacement requirements, as asset productivity improvements generated by the ICG integration have been fully realized.

Effective April 22, 2004, John Cooper, Superior Propane's President, left the organization. Geoff Mackey, President and CEO of Superior Plus, has re-assumed the role of President of the propane retailing business pending the completion of a search for a replacement President.

ERCO Worldwide

Condensed operating results for ERCO Worldwide for the first quarter ended March 31, 2004 and 2003 are provided below for comparison purposes.

Condensed Operating Results

	Three Months Ended March 31			
(millions of dollars except per metric tonne amounts)	**2004**		2003	
Revenue		$ per MT		$ per MT
Chemicals	87.3	563	81.8	589
Technology	10.0	64	6.7	48
Cost of Sales				
Chemicals	(44.0)	(283)	(44.9)	(323)
Technology	(6.7)	(43)	(2.5)	(18)
Gross Profit	46.6	301	41.1	296
Less: Cash operating, admin. & cash tax costs	(24.2)	(156)	(22.5)	(162)
Cash generated from operations before changes in net working capital	22.4	145	18.6	134
Maintenance capital expenditures	(0.6)	(4)	(1.0)	(1)
Operating Distributable Cash Flow	21.8	141	17.6	133
Chemical volumes sold (thousands of metric tonnes)	155		139	

ERCO Worldwide's operating distributable cash flow for the first quarter was $21.8 million, an increase of $4.2 million over the prior year period due principally to the acquisition of Albchem in the fourth quarter of 2003.

Sales volumes in the first quarter were higher than the prior year period due to the Albchem acquisition and higher other chemical sales, partially offset by lower pulp mill operating levels. The strength of the Canadian dollar, while limited by Superior's foreign exchange hedging program, impacted chemical pricing and reduced gross profits by $4.5 million. See "Corporate" for more details. Technology gross profits declined compared to the prior year, due to royalty licenses expiring in the normal course. Variable production costs per unit were lower than the prior year due to improvements in electrical and transportation costs per metric tonne produced. Electrical cost improvements were driven by fixing a portion of the electrical costs in the deregulated Alberta market place in the second quarter of 2003, and due to improved electrical productivity resulting from the cell replacement program. Transportation costs are lower due to efficiencies realized from the integration of Albchem's rail car fleet and customer base into ERCO Worldwide's operation. Operating costs on an absolute basis were higher than the prior year period due to the addition of the two new Albchem plants and the new Thunder Bay sodium chlorite plant, which began operations in the second quarter of 2003. Maintenance capital expenditures were consistent with the prior year period.

Work continued on the five-year cell replacement program in the first quarter. This will improve the operating efficiency and production at five of the plants. In the quarter, $0.9 million was spent on the project while approximately $8.8 million has been spent on the program to-date. The project is approximately one-third complete and is currently generating annualized electrical energy savings in excess of $1 million per year. The remaining estimated cost to complete the program is $11 million. The cell replacement program is considered to be growth capital in nature and the costs are included in "other capital expenditures" on the Consolidated Statement of Cash Flows, as they expand the overall capacity of the business. Accordingly, these costs have been excluded from the distributable cash flow calculation.

Superior Energy Management ("SEM")

Condensed operating results for the quarter ended March 31, 2004 and 2003, are provided in the following chart.

Condensed Operating Results

	Three Months Ended March 31			
(millions of dollars except per GJ amounts)	**2004**		2003	
		¢ per GJ		¢ per GJ
Gross profit	3.7	56.6	1.4	38.4
Cash operating, admin. & selling costs	(1.7)	(26.0)	(0.8)	(21.9)
Operating Distributable Cash Flow	2.0	30.6	0.6	16.5
Gigajoules of natural gas sold (millions)	6.5		3.7	

SEM generated $2.0 million of operating distributable cash flow in the quarter, an increase of $1.4 million over the prior year period, as it continued to execute its business plan by adding to its residential, commercial and light industrial customer base in Ontario and Quebec. Natural gas sales of 6.5 million gigajoules during the quarter were 7% higher than fourth quarter 2003 sales volumes. Sales margins in the first quarter 2004 at 56.6 ¢/GJ were significantly better than the prior year period, as customer contracts acquired in the fourth quarter of 2002 from a third party at no margin, were renewed at normal commercial margins throughout 2003. Expenses for the quarter were above prior period levels due to higher infrastructure costs required to support a growing customer base, and additional sales commission costs to support the growth in the customer base. Expenses were consistent with 2003 fourth quarter levels. During the first quarter, SEM continued to diversify its supply portfolio, adding three new gas supply counter-parties.

Corporate

Approximately 88%, 62%, and 24% of Superior's estimated US dollar cash flows for the remainder of 2004, 2005 and 2006 respectively, have been hedged. As a consequence, a one cent change in the Canadian dollar relative to the United States dollar is estimated to have a $0.2 million, $0.4 million and $1.2 million change in Superior's distributable cash flow for 2004, 2005 and 2006, respectively.

Cash taxes were limited to federal and provincial capital taxes of $0.8 million, similar to prior year period levels, as income taxes were fully deferred. Capital taxes have been allocated to Superior's three business segments based on net taxable capital deployed.

Interest expense decreased $0.7 million to $3.4 million for the first quarter compared to the prior year period. The impact of lower overall debt levels, including the off balance sheet proceeds from the trade accounts receivable sales program and lower floating interest rates, more than offset the impact of refinancing the ERCO Worldwide floating rate acquisition credit facility with higher cost 10-year average life debt in the fourth quarter of 2003.

Distributions on the Series 1 and Series 2 Debentures totaled $4.0 million, a decrease of $2.1 million compared to the prior year period because of $96.2 million in conversions of the Debentures into 5.3 million units since March 31, 2003. During the first quarter of 2004, there were $24.3 million of the Series 1 and Series 2 Debentures converted into 1.3 million trust units. Conversions of Debentures accelerated through 2003 in response to the 44% increase in trust unit trading price since March 31, 2003.

The weighted average number of trust units outstanding in the quarter has increased by 45% to 70.4 million trust units compared to the prior year period. This increase resulted from the issue of 0.1 million trust units in the first quarter of 2004 related to the exercise of trust unit warrants issued as part of the management internalization transaction, the issue of 4.85 million trust units in August 2003 to partially fund the Albchem acquisition, the issue of 4.5 million trust units in June 2003 to partially finance the December 2002 acquisition of ERCO, the issue of 7.3 million trust units in May 2003 as part of the consideration for the management internalization transaction, and the issue of 5.3 million trust units due to conversions of the Debentures.

Liquidity and Capital Resources

Superior's net working capital requirements decreased in the first quarter by $30.9 million from December 31, 2003. Net working capital levels were lower as Superior Propane seasonally added $25 million of accounts receivable to the revolving trade accounts receivable sales program. Physical inventory storage levels declined as the heating season came to an end. Working capital requirements for Superior Propane peak seasonally during the first quarter and then decline through the second and third quarters before building again in the fall, consistent with the seasonal demand profile of its heating end use customers. Superior's revolving trade accounts receivable sales program is used to finance a portion of its working capital requirements. Proceeds from the sale of receivables were $125.0 million at March 31, 2004 (March 31, 2003 - $100.0 million), compared to $100.0 million at December 31, 2003. Superior has available undrawn committed credit facilities of $207.0 million to fund negative working capital positions and off-balance sheet accounts receivable securitization program amounts.

Superior's total debt including revolving term bank credits and term loans and the proceeds from its receivable sales program totaled $377.4 million at March 31, 2004, a decrease of $40.4 million from 2003 year-end levels due to the decrease in net working capital and an increase in distributions payable for the $0.185 top-up distribution from 2003, paid April 15, 2004. Superior's balance sheet continued to strengthen

as senior debt (including amounts raised from the accounts receivable sales program) at March 31, 2004, was 1.8 times earnings before interest, taxes, depreciation and amortization for the last 12 month period (2.0 times at December 31, 2003).

Effective January 1, 2004, the Fund adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") regarding asset retirement obligations and the impairment of long-lived assets. The new standard for asset retirement obligations changes the method of estimating and accounting for future site restoration costs. Total estimated asset retirement obligations are discounted to estimate the fair value of the obligation and recorded as a liability when the related assets are constructed and commissioned. The fair value of the obligation increases the value of property, plant and equipment and is depleted over the life of the asset. Accretion expense, resulting from the changes in the present value of the liability due to the passage of time is recorded as part of interest and financing costs. The impairment of long-lived assets recommendations provides guidance on the recognition, measurement and disclosure of impairment of long-lived assets. There is a requirement to recognize an impairment loss for a long-lived asset when its carrying amount exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. The adoption of these standards has no impact on the financial statements of the Fund as there are no obligations that meet the asset retirement obligation requirements, nor were there indications of impairment of long-lived assets.

The CICA modified Accounting Guideline 13 ("AcG - 13") "Hedging relationships", effective January 1, 2004, to clarify circumstances in which hedge accounting is appropriate. In addition, the CICA simultaneously amended EIC 128, "Accounting for Trading, Speculative or Non Trading derivative Financial Instruments" to require that all derivative instruments that do not qualify as a hedge under AcG - 13, or are not designated as a hedge, be recorded on the balance sheet as either an asset or a liability with the changes in fair value recognized in earnings.

The Fund uses derivative instruments to reduce its exposure to fluctuations in commodity prices, interest rates and foreign exchange rates. The Fund formally documents relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Fund also formally assesses, both at the hedge's inception and on an ongoing basis, the effectiveness of derivatives in offsetting changes in fair values or cash flows of hedged items.

Realized and unrealized gains and losses associated with derivative instruments, which have been terminated or cease to be effective prior to maturity are deferred on the balance sheet and recognized in income in the period in which the underlying hedged transaction is recognized.

For transactions that do not qualify for hedge accounting, the Fund applies the fair value method of accounting by recording a derivative asset or liability on the balance sheet and recognizing changes in the fair value of the instruments in the current period income statement. The adoption of the new accounting guideline had no impact on the calculation of net earnings or distributable cash flow for the three months ended March 31, 2004.

Outlook

In 2004, we anticipate distributable cash flow per trust unit to be comparable to the $2.34 generated in 2003, after adjusting for the one-time impact of the timing of the issue of units resulting from the internalization of the management agreements in 2003. Increased distributable cash flow is expected from a full year's contribution from ERCO Worldwide's acquisition of Albchem and continued profitable growth by Superior Energy Management, offset by soft first quarter results from the propane retailing business and the dilutive impact of the continued conversion of the Fund's Debentures into trust units.

Over the longer term, the Fund plans to continue its disciplined diversification strategy by taking advantage of profitable growth opportunities within each division and to acquire other businesses that have risk profiles appropriate for an income fund structure. Acquisitions must be accretive to unitholder distributions and be financed in a manner that maintains Superior's existing financial strength.

For more information, please visit our website: www.superiorplus.com or contact:

Mark Schweitzer, Executive Vice-President
Corporate Development & Chief Financial Officer
Superior Plus Inc.
Phone: (403) 218-2952 / Fax: (403) 218-2973
E-mail: mschweitzer@superiorplus.com

Theresia Reisch
Investor Relations Manager
Superior Plus Income Fund
Phone: (403) 218-2953 / Fax: (403) 218-2973
E-mail: treisch@superiorplus.com

The Superior Plus Income Fund's conference call on the 2004 First Quarter Results is scheduled for Thursday, May 6, 2004 at 10:00 a.m. (EST). To participate in the call, dial the conference operator at: 1-800-814-3911 and you will be connected to the call. The conference call is also audio-broadcast on the Canada NewsWire website which can be accessed through the "Events and Presentations" section of Superior's website at: www.superiorplus.com

If you would like to listen to a recording of the May 6, 2004 investor analyst conference call on the First Quarter Results, dial 1-877-289-8525 and enter the reservation number 21043243#. The call will be available for review from Thursday, May 6 after 1:00 p.m. (EST) until midnight Thursday, May 13, 2004. The conference call is also posted (audio-broadcast) under the "Events and Presentations" section of Superior's website at: www.superiorplus.com

SUPERIOR PLUS INCOME FUND
Consolidated Balance Sheets

(millions of dollars)	March 31 2004	December 31 2003
Assets	(unaudited)	(audited)
Current Assets		
Accounts receivable (Note 3)	**64.9**	96.8
Inventories	**47.5**	57.7
	112.4	154.5
Capital assets	**768.0**	782.1
Intangible assets	**51.2**	51.7
Goodwill	**447.3**	447.7
	1,378.9	1,436.0
Liabilities and Unitholders' Equity		
Current liabilities		
Current portion of revolving term bank credits and term loans	**10.5**	–
Accounts payable and accrued liabilities	**116.2**	117.6
Distributions payable to unitholders and debentureholders	**32.8**	15.8
	159.5	133.4
Revolving term bank credits and term loans	**241.9**	317.8
Future employee benefits	**23.6**	23.4
Future income taxes	**129.4**	125.2
Total Liabilities	**554.4**	599.8
Unitholders' Equity		
Unitholders' capital (Note 4)	**1,224.2**	1,220.4
Deficit (Note 4)	**(399.8)**	(384.3)
Currency translation account	**0.1**	0.1
Total Unitholders' Equity	**824.5**	836.2
	1,378.9	1,436.0

Consolidated Statements of Earnings and Deficit

(unaudited, millions of dollars except per trust unit amounts)	Three Months Ended March 31 2004	2003
Revenues	**375.6**	373.4
Cost of products sold	**234.2**	234.2
Gross profit	**141.4**	139.2
Expenses		
Operating and administrative	**72.8**	69.3
Depreciation of capital assets	**17.9**	17.1
Amortization of intangible assets	**1.4**	1.6
Interest	**3.4**	4.1
Income tax expense of Superior	**4.8**	10.3
	100.3	102.4
Net Earnings	**41.1**	36.8
Deficit, Beginning of Period	**(384.3)**	(229.6)
Net earnings	**41.1**	36.8
Distributions to debentureholders (Notes 4 and 5)	**(4.0)**	(6.1)
Distributions to unitholders	**(50.8)**	(35.0)
Accretion of debentures charged to deficit (Note 4)	**(1.8)**	(0.8)
Deficit, End of Period	**(399.8)**	(234.7)
Net earnings per trust unit, net of distributions to debentureholders, basic (Note 4)	**$0.53**	**$0.63**
Net earnings per trust unit, net of distributions to debentureholders, diluted (Note 4)	**$0.49**	**$0.56**

SUPERIOR PLUS INCOME FUND

Consolidated Statements of Cash Flows

(unaudited, millions of dollars except per trust unit amounts)	Three Months Ended March 31	
	2004	**2003**
Operating Activities		
Net earnings	**41.1**	36.8
Items not involving cash:		
Depreciation and amortization of capital and intangible assets	**19.3**	18.7
Trust unit incentive plan compensation expense/(recovery)	**0.9**	(0.3)
Future income tax expense	**4.0**	9.5
Cash generated from operations before changes in working capital	**65.3**	64.7
Decrease/(increase) in non-cash operating working capital items	**30.9**	(8.9)
	96.2	55.8
Investing Activities		
Maintenance capital expenditures, net	**(1.2)**	(1.2)
Other capital expenditures, net	**(0.9)**	(4.2)
	(2.1)	(5.4)
Financing Activities		
Proceeds from exercise of warrants	**1.1**	–
Revolving term bank credits and term loans	**(65.4)**	(40.4)
Net proceeds from sale of accounts receivable (Note 3)	**25.0**	31.1
Distributions to debentureholders	**(4.0)**	(6.1)
Distributions to unitholders	**(50.8)**	(35.0)
	(94.1)	(50.4)
Change in Cash	**–**	**–**
Cash at Beginning and End of Period	**–**	**–**

Notes to Consolidated Financial Statements

(tabular amounts in $CDN millions of dollars, unless noted otherwise, except per trust unit amounts)

1. Distributable Cash Flows

	2004	2003
Cash generated from operations before changes in working capital	**65.3**	64.7
Less: Maintenance capital expenditures, net	**(1.2)**	(1.2)
Distributions to debentureholders	**(4.0)**	(6.1)
Distributable Cash Flow	**60.1**	57.4
Distributable cash flow per trust unit, basic (Note 4)	**$0.85**	$1.18
Distributable cash flow per trust unit, diluted (Note 4)	**$0.76**	$0.98

Distributable cash flow of the Superior Plus Income Fund (the "Fund") available for distribution to its unitholders ("Unitholders"), is equal to consolidated cash flow from operations before changes in working capital, after provision for maintenance capital expenditures and distributions to holders of debentures ("Debentureholders") of the Fund. Distributions to Debentureholders are accounted for on an accrual basis. Distributable cash flow is the main performance measure used by management and investors to evaluate Fund and business segment performance. Readers are cautioned that distributable cash flow is not a defined performance measure under generally accepted accounting principles ("GAAP"), and that distributable cash flow cannot be assured. The Fund targets to pay out substantially all of its ongoing sustainable distributable cash flow through regular monthly distributions over the course of the year. The Fund's calculation of distributable cash flow may differ from similar calculations used by comparable entities.

2. Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying Consolidated Financial Statements have been prepared according to Canadian GAAP applied on a consistent basis and include the accounts of the Fund, its wholly owned subsidiary, Superior, and Superior's subsidiaries. Certain information and disclosures normally required to be included in annual financial statement notes have been condensed and updated. These financial statements and notes thereto should be read in conjunction with the Fund's financial statements contained in its Annual Report for the year ended December 31, 2003. All significant transactions and balances (including the Shareholder Notes) between the Fund, Superior and Superior's subsidiaries have been eliminated on consolidation.

In the opinion of Management, the accompanying unaudited Consolidated Financial Statements include all adjustments (of a normal recurring nature) necessary to present fairly the consolidated financial position of the Fund as of March 31, 2004 and the consolidated results of its operations and cash flows for the three-month periods ended March 31, 2004 and 2003.

Effective January 1, 2004, the Fund adopted Accounting Guideline 13 ("AcG-13") as recommended by the Canadian Institute of Chartered Accountants (the "CICA") on a prospective basis. Under this policy the Fund formally documents relationships between hedging instruments, hedged items, its risk management objective and risk management strategy. This documentation links all derivatives to specific assets, liabilities, firm commitments or forecasted transactions. The Fund formally assesses the effectiveness of derivatives in offsetting changes or cash flows of the hedged items at inception and on an ongoing basis.

Effective January 1, 2004, the Fund also adopted the new recommendations of the CICA regarding asset retirement obligations and the impairment of long lived assets. The Fund's total estimated asset retirement obligations are discounted to estimate the fair value of the obligation and recorded as a liability when the related assets are constructed and commissioned. The fair value increases the value of property plant and equipment and is depleted over the life of the asset. Accretion expense, resulting from the changes in the present value of the liability due to the passage of time are recorded as part of interest and financing costs. The Fund recognizes an impairment loss on a long lived asset when its carrying value exceeds the sum of the undiscounted cash flows and its eventual disposition.

The adoption of these standards has had no impact on the financial statements of the Fund for the three months ended March 31, 2004.

(b) Revenue Recognition

Propane Retailing Business

Revenues from sales are generally recognized at the time of delivery, or when related services are performed. Amounts billed to customers for shipping and handling are classified as revenues, with the related shipping and handling costs included in cost of goods sold. Approximately 50% of Superior Propane's revenues are heating related and 50% are related to economic activities. Propane sales typically peak in the first quarter when approximately one-third of annual propane sales volumes and gross profits are generated due to the demand from heating end use customers. They then decline through the second and third quarters rising seasonally again in the fourth quarter with heating demand. Similarly, propane net working capital levels are typically at seasonally high levels at the end of the first quarter, and normally decline to seasonally low levels in the second and third quarters. Propane net working capital levels are also significantly influenced by wholesale propane prices.

Pulp Chemicals Business

Revenues from chemical sales are recognized as products are shipped. Revenues associated with the construction of chlorine dioxide generators are recognized using the percentage of completion method based on cost incurred compared to total estimated cost.

Natural Gas Retailing Business

Revenues are recognized as gas is delivered to local natural gas distribution companies. Costs associated with balancing the amount of gas used by SEM's customers with the volumes delivered by SEM to the local distribution companies are recognized as period costs.

3. Accounts Receivable

Superior sells, with limited recourse, certain trade accounts receivable on a revolving basis to an entity sponsored by a Canadian chartered bank, and has accounted for the sale in accordance with the CICA guidelines relating to transfers of receivables. The accounts receivable are sold at a discount to face value based on prevailing money market rates. Superior has retained the servicing responsibility for the accounts receivable sold and has therefore recognized a servicing liability. The level of accounts receivable sold under the program fluctuates seasonally with the level of accounts receivable. At March 31, 2004, net proceeds of $125.0 million (December 31, 2003 – $100.0 million) had been received.

4. Unitholders' Equity

Authorized

The Fund may issue an unlimited number of trust units. Each trust unit represents an equal undivided beneficial interest in any distributions from the Fund and in the net assets in the event of termination or wind-up of the Fund. All trust units are of the same class with equal rights and privileges.

	Issued Number of Trust Units (millions)	Equity
Unitholders' Equity, December 31, 2003	**69.4**	**$ 836.2**
Warrants exercised	0.1	1.1
Accretion of Debentures of $1.8 million, net of corresponding charge to deficit	–	–
Conversion of Series 1 Debentures ($6.6 million converted @ $16 per unit)	0.4	–
Conversion of Series 2 Debentures ($17.7 million converted @ $20 per unit)	0.9	–
Trust unit incentive plan compensation expense	–	0.9
Net earnings	–	41.1
Distributions to debentureholders	–	(4.0)
Distributions to unitholders	–	(50.8)
Unitholders' equity, March 31, 2004	**70.8**	**$ 824.5**

Unitholders' equity consists of the following components at March 31, 2004 and December 31, 2003:

	2004	**2003**
Unitholders' capital		
Debentures	$ 203.6	$ 226.2
Trust unit equity	1,014.6	989.1
Warrants	1.3	1.3
Contributed surplus	4.7	3.8
	1,224.2	1,220.4
Deficit		
Retained earnings from operations	224.3	185.0
Accumulated distributions on debentures	(41.3)	(37.3)
Accumulated distributions on trust unit equity	(582.8)	(532.0)
	(399.8)	(384.3)
Currency translation account	0.1	0.1
Unitholders' equity, March 31, 2004	$ 824.5	$ 836.2

Retained earnings from operations is comprised of cumulative net earnings, the accretion of Debentures and prior period adjustments for the adoption of changes in accounting policies.

The weighted average number of trust units used in the calculation of basic net earnings per trust unit and distributable cash flow per trust unit was 70.4 million trust units for the quarter (48.5 million for the comparative period in 2003). The number of trust units used in the calculation of diluted net earnings per trust unit and distributable cash flow per trust unit, was calculated using 85.2 million trust units for the quarter (65.0 million for the comparative period in 2003) and reflects the assumed conversion of all outstanding Series 1 (1.4 million trust units) and Series 2 (9.7 million trust units) Debentures, and the exercise of all trust unit options (0.3 million trust units) and warrants (3.4 million trust units).

5. Convertible Debentures

The Fund has issued two series of Debentures denoted as Series 1 and Series 2 as follows:

	Series 1	Series 2	Total
Maturity date	July 31, 2007	November 1, 2008	
Fixed distribution rate	8%	8%	
Conversion price per trust unit	$16.00	$20.00	
Principal outstanding December 31, 2003	25.6	208.9	234.5
Conversions during 2004	(6.6)	(17.7)	(24.3)
Principal outstanding March 31, 2004	19.0	191.2	210.2
Carrying value as at March 31, 2004:			
Principal	13.4	110.5	123.9
Distribution payment obligations	4.8	73.9	78.7
Holder's option	0.2	0.8	1.0
	$18.4	$185.2	$203.6

The Debentures may be converted into trust units at the option of the holder at any time prior to maturity and may be redeemed by the Fund in certain circumstances. The Fund may elect to pay interest and principal upon maturity or redemption by issuing trust units to a trustee in the case of interest payments, and to the Debentureholders in the case of payment of principal. The number of any trust units issued will be determined based on market prices for the trust units at the time of issuance.

The Debentures and related distribution obligation have been classified within unitholders' equity on the consolidated balance sheet because the Fund may elect to satisfy the Debenture interest and principal obligations by the issuance of trust units. Debenture distributions are charged directly to the deficit.

6. Commitments

Superior has entered into long-term forward contracts to sell U.S. dollars in order to hedge U.S. dollar revenues as follows:

		US$	Average Conversion Rate
Remainder of	2004	20.1	1.3941
	2005	47.9	1.3795
	2006	20.2	1.3975
	2007	3.0	1.3496
		91.2	1.3858

7. Business Segments

Superior operates three distinct business segments; the delivery of propane and propane related services and accessories, the Propane Retailing Business; the manufacture and sale of chemicals and related products and services used primarily in the production of bleached pulp, the Pulp Chemicals Business; and the sale of natural gas under fixed price, fixed term contracts, the Natural Gas Retailing Business. Superior's corporate office arranges intersegment foreign exchange contracts from time to time between its business segments. As a result, in the accompanying tables, the elimination of intersegment revenues and cost of sales pertaining to intersegment foreign exchange gains and losses are eliminated under the Corporate cost column.

For the three months ended March 31, 2004	Propane Retailing	Pulp Chemicals	Natural Gas Retailing	Corporate	Total Consolidated
Revenues	$ 228.5	$ 97.3	$ 50.0	$ (0.2)	$ 375.6
Cost of products sold	137.4	50.7	46.3	(0.2)	234.2
Gross profit	91.1	46.6	3.7	-	141.4
Expenses					
Operating and administrative	45.9	23.7	1.7	1.5	72.8
Depreciation of capital assets	5.5	12.4	-	-	17.9
Amortization of intangible assets	-	1.4	-	-	1.4
Interest	-	-	-	3.4	3.4
Income tax expense/(recovery) of Superior	14.7	3.5	0.8	(14.2)	4.8
	66.1	41.0	2.5	(9.3)	100.3
Net earnings	25.0	5.6	1.2	9.3	41.1
Add: Depreciation and amortization of capital and intangible assets	5.5	13.8	-	-	19.3
Trust unit incentive plan expense	-	-	-	0.9	0.9
Future income tax expense/(recovery)	14.4	3.0	0.8	(14.2)	4.0
Less: Maintenance capital expenditures, net	(0.6)	(0.6)	-	-	(1.2)
Distributions to Debentureholders	-	-	-	(4.0)	(4.0)
Distributable cash flow	$ 44.3	$ 21.8	$ 2.0	$ (8.0)	$ 60.1

For the three months ended March 31, 2003	Propane Retailing	Pulp Chemicals	Natural Gas Retailing	Corporate	Total Consolidated
Revenues	$ 258.6	$ 88.5	$ 26.3	$ -	$ 373.4
Cost of products sold	161.9	47.4	24.9	-	234.2
Gross profit	96.7	41.1	1.4	-	139.2
Expenses					
Operating and administrative	46.0	22.0	0.8	0.5	69.3
Depreciation of capital assets	6.4	10.7	-	-	17.1
Amortization of intangible assets	-	1.6	-	-	1.6
Interest	-	-	-	4.1	4.1
Income tax expense/(recovery) of Superior	16.7	2.9	0.2	(9.5)	10.3
	69.1	37.2	1.0	(4.9)	102.4
Net earnings	27.6	3.9	0.4	4.9	36.8
Add: Depreciation and amortization of capital and intangible assets	6.4	12.3	-	-	18.7
Future income tax expense/(recovery)	16.4	2.4	0.2	(9.5)	9.5
Less: Maintenance capital expenditures, net	(0.2)	(1.0)	-	-	(1.2)
Trust unit incentive plan recovery	-	-	-	(0.3)	(0.3)
Distributions to Debentureholders	-	-	-	(6.1)	(6.1)
Distributable cash flow	$ 50.2	$ 17.6	$ 0.6	$ (11.0)	$ 57.4

	Propane Retailing	Pulp Chemicals	Natural Gas Retailing	Total Consolidated
Total assets as of March 31, 2004	$ 554.7	$ 806.1	$ 18.1	$ 1,378.9
Total assets as of December 31, 2003	$ 593.0	$ 826.6	$ 16.4	$ 1,436.0
Other net capital expenditures for the three months ended March 31, 2004	$ -	$ (0.9)	$ -	$ (0.9)
Other net capital expenditures for the three months ended March 31, 2003	$ (0.4)	$ (3.8)	$ -	$ (4.2)

Geographic Information	Canada	United States	Other	Total Consolidated
Revenues for the three months ended March 31, 2004	$ 323.5	$ 41.2	$ 10.9	$ 375.6
Capital assets as of March 31, 2004	$ 688.1	$ 79.9	$ -	$ 768.0
Total assets as of March 31, 2004	$ 1,276.1	$ 102.8	$ -	$ 1,378.9
Revenues for the three months ended March 31, 2003	$ 327.4	$ 40.6	$ 5.4	$ 373.4
Capital assets as of December 31, 2003	$ 701.8	$ 80.3	$ -	$ 782.1
Total assets as of December 31, 2003	$ 1,343.5	$ 92.5	$ -	$ 1,436.0

8. Comparative Figures

Certain reclassifications of prior period amounts have been made to conform to current period presentations.

Superior Plus

W. Mark Schweitzer
Executive Vice-President, Corporate Development
and Chief Financial Officer
Direct Telephone: (403) 218-2952
Direct Fax: (403) 218-2973
E-mail: mschweitzer@superiorplus.com

May 5, 2004

Multilateral Instrument 52-109
Form 52-109FT2
Certification of Interim Filings
During Transition Period

I, W. Mark Schweitzer, Executive Vice-President, Corporate Development and Chief Financial Officer of Superior Plus Inc., certify that:

1. I have reviewed the interim filings of Superior Plus Income Fund, (the issuer) for the interim period ending March 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Dated: May 5, 2004

"W. Mark Schweitzer"
Executive Vice-President, Corporate Development
and Chief Financial Officer
Superior Plus Inc.

h:spif\Interim\Certificates-SPIF.doc

Superior Plus

Geoffrey N. Mackey
President & Chief Executive Officer
Direct Telephone: (403) 218-2951
Direct Fax: (403) 218-2973
E-mail:gmackey@superiorplus.com

May 5, 2004

Multilateral Instrument 52-109
Form 52-109FT2
Certification of Interim Filings
During Transition Period

I, Geoffrey N. Mackey, President and Chief Executive Officer of Superior Plus Inc., certify that:

1. I have reviewed the interim filings of Superior Plus Income Fund, (the issuer) for the interim period ending March 31, 2004;
2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and
3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Dated: May 5, 2004

"Geoffrey N. Mackey"
President and Chief Executive Officer
Superior Plus Inc.

h:spif\Interim\Certificates-SPIF.doc

Superior Plus

NEWS RELEASE
TSX: SPF.UN
May 28, 2004

Superior Plus to Acquire Winroc, a Major Distributor of Drywall and Ceiling Products

Calgary, AB...Superior Plus Income Fund (the "Fund") announced today that its wholly owned subsidiary, Superior Plus Inc. ("Superior"), has entered into an agreement to purchase all of the outstanding shares of The Winroc Corporation, Winroc Supplies Ltd. and Allroc Building Products Ltd. ("Winroc") effective April 30, 2004, for $101.2 million, on a debt free basis, subject to certain adjustments. The agreement is subject to approval under the Competition Act (Canada), the Hart Scott Rodino Act in the United States, and to other commercial closing conditions. Winroc is the seventh largest distributor of walls and ceilings construction products in North America and has been in business since 1971. The acquisition will initially be financed from available committed bank credit facilities.

Closing is anticipated to be completed in June of 2004. The Fund intends to increase its monthly cash distribution rate by 3% from 18.5 to 19.0 cents per trust unit, following the closing of the acquisition.

The acquisition of Winroc provides Superior Plus with further business diversification and an additional platform for value growth. Winroc is a strong and well established margin based distribution service business with characteristics similar to that of the propane distribution business and meets Superior's acquisition criteria and objectives:

- strong competitive position with a track record of consistent cash flow growth;
- low cost structure, predictable maintenance capital requirements and low operating risk profile;
- well established and diversified customer base, excellent service reputation, full wall and ceiling product lines, purchasing capability, business infrastructure with strong market positions across 29 branch locations in western Canada and parts of the western United States;
- strong operating management who will continue to manage the business;
- attractive internal and acquisition value growth potential;
- accretive to 2004 cash distributions of the Fund.

With the acquisition of Winroc, Superior owns three mature and stable businesses with excellent financial performance records, low operating risk profiles and leading market positions, in addition to the 2002 start-up of the natural gas retailing business, which generates growing cash flows. Operating distributable cash flow contributions for 2003, including Winroc on a proforma basis are as follows:

Superior Propane	53%	Winroc	7%
ERCO Worldwide	38%	Superior Energy Management	2%

In commenting on the acquisition, Grant Billing, Executive Chairman of Superior, stated "This acquisition meets our diversification growth criteria and adds another valuable business segment to Superior's propane distribution, pulp chemicals and natural gas retailing businesses. It is expected to further increase cash distributions to our unitholders and reduces our overall business risk. We are particularly excited about the internal and external growth opportunities that could make Winroc one of the leading specialty building products distributors in North America over the next three to five years."

Winroc has demonstrated consistent growth in its financial performance, as revenues and operating distributable cash flow have increased by approximately three and four times, respectively over the last ten years, despite fluctuations in regional and overall North American new home and commercial construction activity. Winroc's strong competitive position, strong purchasing power, increased market diversification, full product line offering which differentiates Winroc from its competition, and its ability to closely manage its cost structure, are major contributors to Winroc's continued success. The business generates annual revenues in excess of $300 million and operating distributable cash flow in the $14 to $16 million range. Annual maintenance capital expenditures are low and predictable in the $4 to $6 million range.

Winroc's 500 dedicated and skilled employees provide value added job site services to approximately 7,000 residential and commercial builders and remodeling contractors. Approximately 65% of Winroc's sales are derived from Canada and 35% from the United States. Overall demand for walls and ceilings products are driven by residential (approximately 50%) and commercial new construction (approximately 50%), and remodeling activity. Drywall and accessories account for about 50% of revenues, with the remainder split between acoustical ceiling products, steel framing components, insulation and vapour barrier products, plaster products, and tools, fasteners & miscellaneous building products.

Winroc is headquartered in Calgary and will be operated separately as a division of Superior. Winroc's leadership team includes a number of experienced building products distribution industry managers and is led by Paul Vanderberg, who has been with Winroc for over four years and has extensive North American building products industry experience.

The Fund holds 100% of Superior Plus Inc., which has three other operating divisions. Superior Propane is Canada's largest distributor of propane, related products and services. ERCO Worldwide is a leading supplier of chemicals and technology to the pulp and paper and water treatment industries. Superior Energy Management provides natural gas supply services, predominantly to commercial and industrial markets in Ontario.

The Fund's trust units trade on the Toronto Stock Exchange (the "TSX") under the trading symbol SPF.UN. There are 72.5 million trust units outstanding. The Fund has $18.3 million principal amount of Series 1, and $163.3 million of Series 2, 8% Convertible Unsecured Subordinated Debentures outstanding, that trade on the TSX under the trading symbols SPF.DB and SPF.DB.A, respectively.

Forward-looking Statements: *Certain information included herein is forward-looking. Forward-looking statements, include, without limitation, statements regarding the future financial position, business strategy, budgets, litigation, projected costs, capital expenditures, financial results, taxes and plans and objectives of or involving the Superior Plus Income Fund (the "Fund"). Many of these statements can be identified by looking for words such as "believe," "expects," "expected," will," "intends," "projects," "anticipates," "estimates," "continues" or similar words. The Fund believes the expectations reflected in such forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon. Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties some of which are described herein. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause the Fund's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Any forward-looking statements are made as of the date hereof and the Fund does not undertake any obligation to publicly update or revise such statements to reflect new information, subsequent events or otherwise.*

Non-GAAP Measures: *Operating distributable cash flow is equal to the cash flow from operations before changes in net working capital, corporate and interest expenses, after provisions for maintenance capital expenditures. Operating distributable cash flow is the main performance measure used by management to evaluate the performance of the Fund and its operating divisions. Readers are cautioned that operating distributable cash flow is not a defined performance measure under Generally Accepted Accounting Principles ("GAAP"), and that operating distributable cash flow cannot be assured. Superior's calculation of operating distributable cash flow may differ from similar calculations used by comparable entities.*

For more information, please visit our website: www.superiorplus.com or contact:

Mark Schweitzer, Executive Vice-President
Corporate Development & Chief Financial Officer
Superior Plus Inc.
Phone: (403) 218-2952 / Fax: (403) 218-2973
E-mail: mschweitzer@superiorplus.com

Theresia Reisch
Manager, Investor Relations and
Corporate Secretary
Phone: (403) 218-2953 / Fax: (403) 218-2973
E-mail: treisch@superiorplus.com

Analyst Conference Call

Superior Plus will be conducting a conference call and webcast for investors, analysts, brokers and media representatives, to discuss the acquisition of Winroc, at 11:30 a.m. MST / 1:30 p.m. EST on Friday, May 28, 2004. Callers may participate by dialing 1-800-814-4859. To access the call via the internet (listen mode only), enter Superior Plus' address: www.superiorplus.com under the Events and Presentations section and go to "Webcasts".

If you would like to listen to a recording of the May 28, 2004 conference call on the acquisition, dial 1-877-289-8525 and enter the reservation number 21052193#. The call will be available for review from Friday, May 28 after 3:30 p.m. (EST) until midnight Friday, June 4, 2004. The conference call is also posted (audio-broadcast) under the Events and Presentations section of Superior's website at: www.superiorplus.com

Superior Plus

NEWS

TSX: SPF.UN *For Immediate Release*

June 2004 Cash Distribution - $0.185 per Trust Unit

Calgary, June 10, 2004... Superior Plus Income Fund (the "Fund") announced today its cash distribution for the month of June 2004 of $0.185 (18.5 cents) per trust unit payable on July 15, 2004. The record date is June 30, 2004 and the ex-distribution date will be June 28, 2004.

A summary of cash distributions since inception and tax information is posted under the Investor Information section of Superior's website at: www.superiorplus.com.

For income tax purposes, the income from the June 2004 cash distribution of $0.185 per trust unit is considered to be: ➢ a return of capital of $0.0172 per trust unit; ➢ a dividend of $0.0458 per trust unit; ➢ other income of $0.1220.

On May 28, 2004, Superior announced that it has entered into an agreement to purchase all of the outstanding shares of The Winroc Corporation, Winroc Supplies Ltd. and Allroc Building Products Ltd. ("Winroc"), effective April 30, 2004. **Winroc** is the seventh largest distributor of walls and ceilings construction products in North America. Closing of the acquisition is anticipated to be completed in June of 2004, after which time the Fund intends to increase its monthly cash distribution rate by 3% to $0.19 per trust unit (beginning with the July distribution, payable in August), bringing the annual distribution rate to $2.28 per trust unit.

The Fund holds 100% of Superior Plus Inc., which has three other operating divisions: ***Superior Propane*** is Canada's largest distributor of propane, related products and services; ***ERCO Worldwide*** is a leading supplier of chemicals and technology to the pulp and paper and water treatment industries; ***Superior Energy Management*** provides natural gas supply services, predominantly to commercial and industrial markets in Ontario.

The Fund's trust units trade on the Toronto Stock Exchange (the "TSX") under the trading symbol SPF.UN. There are 72.6 million trust units outstanding. The Fund has $17.5 million principal amount of Series 1, and $163.0 million of Series 2, 8% Convertible Unsecured Subordinated Debentures outstanding, that trade on the TSX under the trading symbols SPF.DB and SPF.DB.A, respectively.

Forward-looking Statements: *Certain information included herein is forward-looking. Forward-looking statements, include, without limitation, statements regarding the future financial position, business strategy, budgets, litigation, projected costs, capital expenditures, financial results, taxes and plans and objectives of or involving the Superior Plus Income Fund (the "Fund"). Many of these statements can be identified by looking for words such as "believe," "expects," "expected," will," "intends," "projects," "anticipates," "estimates," "continues" or similar words. The Fund believes the expectations reflected in such forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon. Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties some of which are described herein. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause the Fund's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Any forward-looking statements are made as of the date hereof and the Fund does not undertake any obligation to publicly update or revise such statements to reflect new information, subsequent events or otherwise.*

For further information about Superior Plus, please visit our website at: www.superiorplus.com

or contact Theresia R. Reisch: Manager, Investor Relations and Corporate Secretary
E-mail: treisch@superiorplus.com Phone: (403) 218-2953
Fax: (403) 218-2973 / Toll Free: 1-866-490-PLUS (7587)

Superior Plus

NEWS

TSX: SPF.un — *For immediate Release*

Superior Plus Closes Acquisition of Winroc, a Major Distributor of Drywall and Ceiling Products

Calgary, AB, June 11, 2004... Superior Plus Income Fund (the "Fund") announced today that its wholly owned subsidiary, Superior Plus Inc. ("Superior") has successfully closed the acquisition of The Winroc Corporation, Winroc Supplies Ltd. and Allroc Building Products Ltd. ("Winroc") for $101.2 million on a debt free basis, subject to certain adjustments. The acquisition was previously announced on May 28, 2004 and is effective April 30, 2004. The business is headquartered in Calgary and will be operated as a division of Superior.

In commenting on the acquisition, Grant Billing, Executive Chairman of Superior, stated, "The acquisition of Winroc adds another well established business with a solid financial performance record, a low operating risk profile and excellent growth opportunities, to Superior's existing three businesses. Winroc has the potential to become a leading player in the North American construction products distribution industry, by continuing to expand its operations and its product lines through a combination of organic growth and acquisitions. Our diversified operations with strong competitive positions together with a sound growth strategy are key components for continued success."

With the closing of this acquisition, the Fund intends to increase the monthly cash distribution rate by 3% to $0.19 per trust unit, or $2.28 on an annualized basis, beginning with the July distribution payable on August 13, 2004.

The Fund holds 100% of Superior Plus Inc., which now has four operating divisions: ***Superior Propane*** is Canada's largest distributor of propane, related products and services; ***ERCO Worldwide*** is a leading supplier of chemicals and technology to the pulp and paper and water treatment industries; **Winroc** is the seventh largest distributor of walls and ceilings construction products in North America; and ***Superior Energy Management*** provides natural gas supply services, predominantly to commercial and industrial markets in Ontario.

The Fund's trust units trade on the Toronto Stock Exchange (the "TSX") under the trading symbol SPF.UN. There are 72.6 million trust units outstanding. The Fund has $17.5 million principal amount of Series 1, and $163.0 million of Series 2, 8% Convertible Unsecured Subordinated Debentures outstanding, that trade on the TSX under the trading symbols SPF.DB and SPF.DB.A, respectively.

Forward-looking Statements: *Certain information included herein is forward-looking. Forward-looking statements, include, without limitation, statements regarding the future financial position, business strategy, budgets, litigation, projected costs, capital expenditures, financial results, taxes and plans and objectives of or involving the Superior Plus Income Fund (the "Fund"). Many of these statements can be identified by looking for words such as "believe," "expects," "expected," will," "intends," "projects," "anticipates," "estimates," "continues" or similar words. The Fund believes the expectations reflected in such forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon. Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties some of which are described herein. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause the Fund's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Any forward-looking statements are made as of the date hereof and the Fund does not undertake any obligation to publicly update or revise such statements to reflect new information, subsequent events or otherwise.*

For further information about Superior, please visit our website at: www.superiorplus.com or contact:

Mark Schweitzer Executive Vice-President Corporate Development and Chief Financial Officer
E-mail: mschweitzer@superiorplus.com Phone: (403) 218-2952 / Fax: (403) 218-2973

Theresia R. Reisch Manager, Investor Relations and Corporate Secretary
E-mail: treisch@superiorplus.com Phone: (403) 218-2953 / Fax: (403) 218-2973
Toll Free: 1-866-490-PLUS (7587)

Superior Plus

NEWS

TSX: SPF.UN | ***For Immediate Release***

July 2004 Cash Distribution – Increased to $0.19 per Trust Unit

Calgary, July 8, 2004... Superior Plus Income Fund (the "Fund") is pleased to report that as a result of the closing of the acquisition of Winroc on June 11, 2004, it has increased its monthly distribution rate by 3%. Accordingly, the Fund declared today a cash distribution for the month of July 2004 of $0.19 (19.0 cents) per trust unit payable on August 13, 2004. The record date is July 31, 2004 and the ex-distribution date will be July 28, 2004. This will bring the annualized cash distribution rate to $2.28 per trust unit. The closing of the Winroc acquisition and the Fund's intention to increase its distribution rate have previously been announced.

For income tax purposes, the income from the July 2004 cash distribution of $0.19 per trust unit is considered to be: ➢ a dividend of $0.0399 per trust unit; ➢ other income of $0.1501. A summary of cash distributions since inception and tax information is posted under the Investor Information section of Superior's website at: www.superiorplus.com.

The Fund holds 100% of Superior Plus Inc., which has four operating divisions: ***Superior Propane*** is Canada's largest distributor of propane, related products and services; ***ERCO Worldwide*** is a leading supplier of chemicals and technology to the pulp and paper and water treatment industries; ***Winroc*** is the seventh largest distributor of walls and ceilings construction products in North America; and ***Superior Energy Management*** provides natural gas supply services, predominantly to commercial and industrial markets in Ontario.

Upcoming Release of Second Quarter Results and Conference Call

Superior expects to release its 2004 second quarter results on August 11, 2004, in the later afternoon. A conference call and webcast for investors, analysts, brokers and media representatives to discuss the 2004 second quarter results is scheduled for 10:00 a.m. EST (8:00 a.m. MST) on Thursday, August 12, 2004. Callers may participate by dialing: 1-800-814-3911. A recording of the call will be available for replay until midnight, August 19, 2004 by dialing: 877-289-8525 and entering pass code 21054525 followed by the # key.

Internet users can listen to the call live, or as an archived call, on Superior's website under the "Events and Presentations" section.

The Fund's trust units trade on the Toronto Stock Exchange (the "TSX") under the trading symbol SPF.UN. There are 72.8 million trust units outstanding. The Fund has $17.4 million principal amount of Series 1, and $158.4 million of Series 2, 8% Convertible Unsecured Subordinated Debentures outstanding, that trade on the TSX under the trading symbols SPF.DB and SPF.DB.A, respectively.

For further information about Superior Plus, please visit our website at: www.superiorplus.com

or contact Theresia R. Reisch: Manager, Investor Relations and Corporate Secretary
E-mail: treisch@superiorplus.com Phone: (403) 218-2953
Fax: (403) 218-2973 / Toll Free: 1-866-490-PLUS (7587)

Superior Plus RECEIVED

NEWS

TSX: SPF.UN 2004 NOV -1 P 1:51 ***For Immediate Release***

OFFICE OF INTERNATIONAL CORPORATE FINANCE

July 2004 Cash Distribution – Increased to $0.19 per Trust Unit

Calgary, July 8, 2004... Superior Plus Income Fund (the "Fund") is pleased to report that as a result of the closing of the acquisition of Winroc on June 11, 2004, it has increased its monthly distribution rate by 3%. Accordingly, the Fund declared today a cash distribution for the month of July 2004 of $0.19 (19.0 cents) per trust unit payable on August 13, 2004. The record date is July 31, 2004 and the ex-distribution date will be July 28, 2004. This will bring the annualized cash distribution rate to $2.28 per trust unit. The closing of the Winroc acquisition and the Fund's intention to increase its distribution rate have previously been announced.

For income tax purposes, the income from the July 2004 cash distribution of $0.19 per trust unit is considered to be: ➢ a dividend of $0.0399 per trust unit; ➢ other income of $0.1501. A summary of cash distributions since inception and tax information is posted under the Investor Information section of Superior's website at: www.superiorplus.com.

The Fund holds 100% of Superior Plus Inc., which has four operating divisions: ***Superior Propane*** is Canada's largest distributor of propane, related products and services; ***ERCO Worldwide*** is a leading supplier of chemicals and technology to the pulp and paper and water treatment industries; ***Winroc*** is the seventh largest distributor of walls and ceilings construction products in North America; and ***Superior Energy Management*** provides natural gas supply services, predominantly to commercial and industrial markets in Ontario.

Upcoming Release of Second Quarter Results and Conference Call

Superior expects to release its 2004 second quarter results on August 11, 2004, in the later afternoon. A conference call and webcast for investors, analysts, brokers and media representatives to discuss the 2004 second quarter results is scheduled for 10:00 a.m. EST (8:00 a.m. MST) on Thursday, August 12, 2004. Callers may participate by dialing: 1-800-814-3911. A recording of the call will be available for replay until midnight, August 19, 2004 by dialing: 877-289-8525 and entering pass code 21054525 followed by the # key.
Internet users can listen to the call live, or as an archived call, on Superior's website under the "Events and Presentations" section.

The Fund's trust units trade on the Toronto Stock Exchange (the "TSX") under the trading symbol SPF.UN. There are 72.8 million trust units outstanding. The Fund has $17.4 million principal amount of Series 1, and $158.4 million of Series 2, 8% Convertible Unsecured Subordinated Debentures outstanding, that trade on the TSX under the trading symbols SPF.DB and SPF.DB.A, respectively.

For further information about Superior Plus, please visit our website at: www.superiorplus.com
or contact Theresia R. Reisch: Manager, Investor Relations and Corporate Secretary
E-mail: treisch@superiorplus.com Phone: (403) 218-2953
Fax: (403) 218-2973 / Toll Free: 1-866-490-PLUS (7587)

Forward Looking Statements

Except for the historical and present factual information, certain statements contained herein are forward-looking. Such forward-looking statements are not guarantees of future performance and involve a number of known and unknown risks and uncertainties which may cause the actual results of Superior Plus Income Fund (the "Fund") or Superior Plus Inc. ("Superior") in future periods to differ materially from any projections expressed or implied by such forward-looking statements and therefore should not be unduly relied upon. Any forward-looking statements are made as of the date hereof and neither the Fund nor Superior undertakes any obligation to publicly update or revise such statements to reflect new information, subsequent events or otherwise.

Distributable Cash Flow

Distributable cash flow of the Fund available for distribution to Unitholders, is equal to the cash flow from operations before changes in net working capital, after provision for maintenance capital expenditures and distributions on the convertible unsecured subordinated debentures (the "Debentures") of the Fund. Distribution to Debentureholders are accounted for on an accrual basis. See Note 1 to the interim consolidated financial statements for the calculation of distributable cash flow. Distributable cash flow is the main performance measure used by management and investors to evaluate the performance of the Fund, Superior and its operating divisions. Readers are cautioned that distributable cash flow is not a defined performance measure under Generally Accepted Accounting Principles ("GAAP"), and that distributable cash flow cannot be assured. The Fund targets to pay out substantially all of its ongoing sustainable distributable cash flow through regular monthly distributions over the course of the year. The Fund's calculation of distributable cash flow may differ from similar calculations used by comparable entities. Operating distributable cash flow is distributable cash flow before corporate and Fund expenses, interest expense and distributions on the Debentures. It is also a non-GAAP measure and is used by management to assess the performance of the operating divisions.

Management's Discussion and Analysis of 2004 Second Quarter Results

The following should be read in conjunction with the Fund's financial statements contained herein, along with the Management Discussion and Analysis and Consolidated Financial Statements contained in the Fund's Annual Report for the year ended December 31, 2003, and the Fund's First Quarter Release and Report to Unitholders for the period ended March 31, 2004.

Second quarter distributable cash flow reached $31.3 million, an increase of $10.1 million (48%) over the prior year quarter as operating distributable cash flow improved from all businesses by a total of $8.6 million. The acquisition of the Albchem Holdings Ltd. ("Albchem") pulp chemicals business on October 1, 2003 was the principal contributor to ERCO Worldwide's $5.1 million improvement in results. The acquisition of The Winroc Corporation and related entities ("Winroc") on June 11, 2004, contributed $1.4 million of operating distributable cash flow. Improved operating performance at Superior Propane and continued profitable growth of Superior Energy Management's natural gas retailing business contributed the balance. The remaining $1.5 million increase in distributable cash flow was due to lower interest and convertible debenture distributions, partially offset by increased corporate costs.

Distributable cash flow per trust unit reached $0.43 in the second quarter, an increase of $0.05 per trust unit or 13% over the prior year period, as the 48% increase in distributable cash flow was partially offset by a 31% increase in the weighted average number of trust units outstanding. The comparison of distributable cash flow per trust unit to the prior year period was not significantly impacted by the timing of equity financings and the management internalization in 2003.

Distributable cash flow for the six month period ended June 30, 2004 reached $91.4 million, an increase of $12.8 million (16%) over the prior year period. Operating distributable cash flow increased by $8.3 million as contributions from the acquisitions of the Albchem and Winroc, and organic growth at Superior Energy Management was partially offset by soft first quarter 2004 results at Superior Propane. Interest expense and Debenture distributions decreased by $5.8 million over the prior year period due to the refinancing of the ERCO Worldwide acquisition credit facility from proceeds of the June 2003 trust unit offering and Debenture conversions. Corporate expenses increased by $1.3 million over the prior year period due to higher compensation, governance and occupancy costs. Distributable cash flow per trust unit was $1.28, down $0.24 per trust unit (16%) from the prior year period due to the timing impact in 2003 of equity financings and the management internalization as follows:

$1.52	Six months ended June 30, 2003 distributable cash flow per trust unit outstanding.
(0.14)	Impact of issuance of 7.3 million trust units on May 8, 2003 resulting from the internalization of management agreements. No management incentive fee expense was recorded in 2003.
(0.10)	Refinancing of ERCO Worldwide acquisition credit facility with issuance of 4.5 million trust units in June 2003 and the conversion of $128.7 million Debentures into 6.9 million trust units since June 30, 2003.
$1.28	Six months ended June 30, 2004 distributable cash flow per trust unit outstanding.

Distributable cash flow on a per trust unit basis is expected to continue to normalize over the remainder of 2004 as the impact of the issuance of trust units to finance the internalization of management agreements and refinancing of the ERCO Worldwide acquisition credit facility become included in the prior year results.

Net earnings for the three months and six months ended June 30, 2004 were $25.2 million and $66.3 million respectively, compared to a net loss of $81.5 million and $44.7 million respectively, in the comparable prior year periods. Prior year period results were reduced by the one time management internalization cost of $141.3 million ($92.5 million after tax) which was excluded from distributable cash flow, due to the transaction's accretive nature. Second quarter 2004 earnings include $2.6 million of management retention bonuses, which were in turn paid to Superior to repay trust unit purchase loans issued as part of the management internalization. These costs have been excluded from the calculation of distributable cash flow, consistent with the accounting for the management internalization costs in 2003. The remaining improvement in earnings is due to the same reasons distributable cash flow has increased.

Operating Results - Superior Propane

Condensed operating results for the propane retailing business for the three and six months ended June 30, 2004 and 2003, are provided in the following table:

(millions of dollars except per litre amounts)	**Three Months Ended June 30**				**Six Months Ended June 30**			
	2004		2003		**2004**		2003	
Gross Profit		**¢/litre**		¢/litre		**¢/litre**		¢/litre
Propane sales	**49.7**	**16.5**	49.4	15.6	**130.9**	**16.0**	136.5	15.9
Other services	**9.4**	**3.1**	7.3	2.3	**19.3**	**2.3**	16.9	1.9
Total Gross Profit	**59.1**	**19.6**	56.7	17.9	**150.2**	**18.3**	153.4	17.8
Less:								
Cash operating, admin & cash tax costs	**(43.1)**	**(14.3)**	(42.4)	(13.3)	**(89.3)**	**(11.0)**	(88.7)	(10.3)
Cash generated from operations before changes in net working capital	**16.0**	**5.3**	14.3	4.6	**60.9**	**7.3**	64.7	7.5
Maintenance capital expenditures, net	**(1.1)**	**(0.4)**	(0.8)	(0.3)	**(1.7)**	**(0.2)**	(1.0)	(0.1)
Operating distributable cash flow	**14.9**	**4.9**	13.5	4.3	**59.2**	**7.1**	63.7	7.4
Propane volumes sold *(millions of litres)*	**301.5**		317.7		**815.9**		859.5	

Operating distributable cash flow for Superior Propane was $14.9 million, an increase of $1.4 million (10%) from the 2003 second quarter. Improved sales margins, other service revenue and propane inventory storage losses in the prior year period, were partially offset by lower propane sales volumes.

Gross profit of $59.1 million was $2.4 million higher than the prior year period. Propane sales gross profit of $49.7 million was comparable to the prior year period, as a 6% improvement in sales margins was offset by a 5% decline in overall sales volumes due to heating and auto end use markets. Average temperatures across Canada were consistent with the prior year period but 3% warmer than the last 5 year average for the comparable period. Improved margins were realized in the industrial and auto end use markets. Compared to the 2004 first quarter, propane sales volumes declined by 41%, similar to prior year experience, due to the seasonal decline in space heating demand. Other services gross profit of $9.4 million was $2.1 million higher than the prior year period due to improved service and equipment rental performance and a $0.9 million propane inventory storage loss incurred in the prior year period.

Volume and Gross Profit by End Use Market Segment

	Three Months Ended June 30				**Six Months Ended June 30**			
	2004		**2003**		**2004**		**2003**	
End Use Applications:	**Volume[1]**	**Gross Profit[2]**	**Volume[1]**	**Gross Profit[2]**	**Volume[1]**	**Gross Profit[2]**	**Volume[1]**	**Gross Profit[2]**
Residential	27.5	10.0	29.8	10.5	107.5	34.8	116.0	39.3
Commercial	57.5	12.2	62.1	13.1	188.0	36.6	198.7	42.9
Agricultural	13.6	1.4	14.5	1.5	49.0	5.0	52.0	6.6
Industrial	145.3	18.7	146.1	16.8	368.8	42.1	373.5	37.6
Automotive	57.6	7.4	65.2	7.5	102.6	12.4	119.3	10.1
Other Services	–	9.4	–	7.3	–	19.3	–	16.9
	301.5	59.1	317.7	56.7	815.9	150.2	859.5	153.4
Average Margin[3]	16.5		15.6		16.0		15.9	

Volume and Gross Profit by Region

Regions:	Three Months Ended June 30 2004 Volume[1]	Gross Profit[2]	2003 Volume[1]	Gross Profit[2]	Six Months Ended June 30 2004 Volume[1]	Gross Profit[2]	2003 Volume[1]	Gross Profit[2]
Atlantic	24.6	6.1	25.0	6.5	63.0	16.9	65.1	16.9
Quebec	51.7	10.5	57.7	9.5	142.6	26.3	153.4	26.4
Ontario	68.1	13.9	76.4	15.6	191.3	42.3	215.1	46.0
Sask/Man	38.2	5.4	33.3	4.4	117.6	15.2	117.8	14.0
AB/NWT/YK	68.5	14.1	70.7	11.0	185.2	28.7	188.0	29.9
BC	50.4	9.1	54.6	9.7	116.2	20.8	120.1	20.2
	301.5	59.1	317.7	56.7	815.9	150.2	859.5	153.4
Average Margin[3]	16.5		15.6		16.0		15.9	

(1) Volume of propane sold (millions of litres) (2) Millions of dollars (3) Average propane sale margin (cents per litre)

Cash operating, administrative and capital tax costs of $43.1 million were $0.7 million (2%) higher than the prior year period. Steps were taken during the quarter to improve cost performance resulting in a 7% reduction in employees. This initiative is expected to result in improved performance over the remainder of 2004. Net maintenance capital spending was slightly increased from the prior year period and is expected to be approximately $5 million for the 2004 year.

During the second quarter, Superior Propane's president left the organization. Geoff Mackey, President and CEO of Superior Plus has re-assumed the role of president of the propane division on an interim basis until mid-September. At that time, Mr. David Eastin will be joining Superior Propane as president. Mr. Eastin is the former Senior Vice-President and Chief Operating Officer of Suburban Propane Partners, L.P., a leading propane retailer in the United States. He has strong management skills, with 24 years experience spanning all aspects of the propane retailing business.

ERCO Worldwide

Condensed operating results for the pulp chemicals business for the three and six month periods ended June 30, 2004 and 2003 are provided below:

(millions of dollars except per metric tonne amounts)	Three Months Ended June 30 2004	$ per MT	2003	$ per MT	Six Months Ended June 30 2004	$ per MT	2003	$ per MT
Revenue								
Chemical	**92.3**	**573**	76.0	577	**179.6**	**570**	157.8	583
Technology	**6.3**	**39**	7.7	58	**16.3**	**52**	14.4	53
Cost of Sales								
Chemical	**(47.9)**	**(298)**	(40.0)	(304)	**(91.9)**	**(292)**	(84.9)	(313)
Technology	**(1.9)**	**(11)**	(2.4)	(18)	**(8.6)**	**(27)**	(4.9)	(18)
Gross Profit	**48.8**	**303**	41.3	313	**95.4**	**303**	82.4	305
Less: Cash operating, admin & cash tax costs	**(24.7)**	**(153)**	(21.9)	(166)	**(48.9)**	**(155)**	(44.4)	(164)
Cash generated from operations before changes in net working capital	**24.1**	**150**	19.4	147	**46.5**	**148**	38.0	141
Maintenance capital expenditures	**(1.7)**	**(11)**	(2.1)	(16)	**(2.3)**	**(7)**	(3.1)	(11)
Operating distributable cash flow	**22.4**	**139**	17.3	131	**44.2**	**141**	34.9	130
Chemical volumes sold (thousands of metric tonnes)	**161.0**		131.7		**315.0**		271.0	

ERCO Worldwide's operating distributable cash flow for the second quarter was $22.4 million, an increase of $5.1 million over the prior year period, due principally to the acquisition of Albchem in the fourth quarter of 2003.

Chemical revenues of $92.3 million increased by 21% over the prior year period driven by a 22% increase in sales volumes due to the acquisition of Albchem. This contributed a $7.9 million increase in gross profit. Average realized selling prices were marginally lower than the prior year period, as price increases and the impact of Superior's foreign exchange hedging program substantially offset the impact of the year over year appreciation of the Canadian dollar on United States dollar denominated sales. See "Corporate" for more details on foreign exchange hedging positions. Cost of sales declined by 2% to $298/tonne, contributing $0.6 million to gross profit due to production efficiency gains realized from the cell replacement project and lower raw material costs. Technology gross profit of $4.4 million declined by $0.9 million over the prior year period due to royalty license expirations in the normal course.

Cash operating, administrative and tax costs were $24.7 million, an increase of $2.8 million (13%) over the prior year period due to the addition of the two acquired Albchem sodium chlorate plants. Maintenance capital expenditures of $1.7 million in the second quarter were comparable to the prior year period and are anticipated to be in the $8 million to $9 million range for the 2004 year.

Growth capital expenditures on the 5 year cell replacement program were $0.9 million during the quarter ($9.7 million cumulatively). The remaining estimated cost to complete the program is $10 million over the next 2 years. The cell replacement program is considered to be growth capital in nature as the project will improve the overall efficiency of the business. Accordingly, cell replacement costs have been included in "other capital expenditures" on the Consolidated Statement of Cash Flows and have been excluded from the distributable cash flow calculation.

Winroc

Superior purchased Winroc, a North American walls and ceilings construction products distribution business effective June 11, 2004 on a debt free basis, for cash consideration of $105.1 million, including transaction costs. The acquisition of Winroc provides Superior with further business diversification and an additional platform for value growth. Winroc is a strong and well established margin based distribution service business with characteristics similar to that of Superior Propane and meets Superior's acquisition criteria and objectives. The accounting for the acquisition is more fully described in Note 3 to the Consolidated Interim Financial Statements.

Winroc contributed $1.4 million of operating distributable cash flow to Superior's second quarter results during the 20 day period since its acquisition, consistent with expectations. Condensed operating results for Winroc for the six month periods ended June 30, 2004 and 2003 are provided below for comparison purposes.

	20 Days Ended	Six Months Ended June 30	
(millions of dollars)	**June 30, 2004**	2004 (unaudited)	2003 (unaudited)
Distribution sales gross profit	**4.6**	37.6	30.2
Direct sales gross profit	**0.3**	2.1	1.5
Gross Profit	**4.9**	39.7	31.7
Less: Cash operating, admin & cash tax costs	**(3.1)**	(27.7)	(23.7)
Cash generated from operations before changes in net working capital	**1.8**	12.0	8.0
Capital expenditures, net	**(0.4)**	(4.8)	(4.9)
Operating distributable cash flow	**1.4**	7.2	3.1

Operating distributable cash flow for the six month period ended June 30, 2004 was more than double the prior year period due to higher sales volumes at existing distribution branches and the addition of three new branch locations. Sales volumes were particularly strong in the United States, driven by robust new home construction activity. Capital expenditures were approximately double the level of expected ongoing maintenance capital requirements due to the start up of new branches and purchase of additional equipment to support anticipated increases in distribution volumes. Annual maintenance capital expenditures on a go forward basis are anticipated to be in the $4 million to $6 million range.

Superior Energy Management ("SEM")

Condensed operating results from SEM's natural gas retailing business for the three and six month periods ended June 30, 2004 and 2003, are provided below:

	Three Months Ended June 30				Six Months Ended June 30			
(millions of dollars except per GJ amounts)	2004		2003		2004		2003	
		¢ per GJ		¢ per GJ		¢ per GJ		¢ per GJ
Gross profit	**3.2**	**48.3**	2.0	40.0	**6.9**	**52.3**	3.4	39.1
Cash operating, admin. & selling costs	**(1.5)**	**(23.2)**	(1.0)	(20.0)	**(3.2)**	**(24.1)**	(1.8)	(20.8)
Operating distributable cash flow	**1.7**	**25.1**	1.0	20.0	**3.7**	**28.2**	1.6	18.3
Gigajoules of natural gas sold (millions)	**6.9**		5.0		**13.3**		8.7	

SEM generated $1.7 million of operating distributable cash flow in the second quarter, an increase of $0.7 million over the prior year period. Gross profit reached $3.2 million, up $1.2 million (60%) over the prior year period, driven by a 38% increase in sales volumes and a 20% increase in sales margins. SEM continued to grow its residential, commercial and light industrial customer base in Ontario and Quebec. Sales volumes reached 6.9 gigajoules ("GJ") during the second quarter, up 6% over first quarter 2004 levels. The majority of new sales contracts entered into during the second quarter were for a 5 year term, increasing the average remaining term of SEM's sales contracts to approximately 33 months, an increase of 50% over the 2003 year end average. Sales margins in the second quarter at 48.3 cents/GJ, were significantly higher than in the prior year period, as customer contracts acquired in the fourth quarter of 2002 from a third party at no margin, were renewed at normal commercial margins throughout 2003. Expenses of $1.5 million increased $0.5 million over the prior year period, in support of increased activity levels.

Corporate

Approximately 89%, 79%, 39% and 9% of Superior's estimated net US dollar cash flows for the remainder of 2004, 2005, 2006 and 2007 respectively, have been hedged (See Note 8 to the Consolidated Interim Financial Statements).

Cash corporate expenses were $1.8 million, an increase of $1.5 million over the prior year period due to increased compensation, governance and occupancy costs. Cash taxes were limited to federal and provincial capital taxes of $0.9 million, similar to prior year period levels, as income taxes were fully deferred. Capital taxes have been allocated to Superior's four business segments based on net taxable capital deployed.

Interest expense decreased by $0.6 million to $3.6 million, as the impact of lower floating interest rates in 2004 was only partially offset by the issuance of higher cost 10-year average life debt in the fourth quarter of 2003, which was used to repay the ERCO Worldwide acquisition credit facility.

Distributions on the Series 1 and Series 2 Debentures totalled $3.7 million, a decrease of $2.4 million from the prior year period due to the conversion of $128.7 million of Debentures into 6.9 million trust units since June 30, 2003. During the second quarter, there were $34.3 million of Debenture conversions into 1.7 million trust units. Conversions of Debentures have accelerated over the last twelve month period in response to the 21% increase in the trust unit trading price since June 30, 2003.

The weighted average number of trust units outstanding in the second quarter was 72.2 million trust units, an increase of 17.0 million trust units (31%) over the prior year period. In addition to the Debenture conversions described above, the average number of trust units outstanding increased due to the issue of 0.4 million trust units in 2004 (0.3 million in the second quarter) related to the exercise of trust unit warrants issued as part of the management internalization transaction, the issue of 4.85 million trust units in August 2003 to partially fund the Albchem acquisition, the issue of 4.5 million trust units in June 2003 to partially finance the December 2002 acquisition of ERCO Worldwide, and the issue of 7.3 million trust units in May 2003 as part of the consideration for the management internalization transaction.

Liquidity and Capital Resources

As at June 30, 2004, current and long term revolving term bank credits and term loans totalled $389.3 million, an increase of $71.5 million over 2003 year end levels due to financing the $105.1 million Winroc acquisition in the second quarter, offset by $7.2 million of proceeds realized from the exercise of trust unit warrants, and seasonal reductions in Superior Propane's net working capital. Excluding the addition of Winroc's net working capital, Superior's net working capital requirements decreased in the second quarter by $13.2 million (YTD - $44.1 million). Superior Propane's working capital requirements peak seasonally in the first quarter and then decline through the second and third quarters before building again in the fourth quarter, consistent with the demand profile of its heating end use customers. Superior's revolving trade accounts receivable sales program is used to finance a portion of its working capital requirements and represents an off-balance sheet obligation. Proceeds from the sale of accounts receivable reduced seasonally during the second quarter by $39.4 million to $85.6 million as at June 30, 2004 (June 30, 2003 - $89.9 million).

Superior continues to enjoy a strong balance sheet as senior debt (including off-balance sheet accounts receivable sales program amounts) at June 30, 2004 was 2.0 times earnings before interest, taxes depreciation and amortization for the last 12 month period (including the Winroc and Albchem acquisitions on a pro forma basis) as calculated in accordance with its debt covenants.

New Accounting Policies

Effective January 1, 2004, the Fund adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") regarding asset retirement obligations and the impairment of long-lived assets. The new standard for asset retirement obligations changes the method of estimating and accounting for future site restoration costs. Total estimated asset retirement obligations are discounted to estimate the fair value of the obligation and recorded as a liability when the related assets are constructed and commissioned. The fair value of the obligation increases the value of property, plant and equipment and is depleted over the life of the asset. Accretion expense, resulting from the changes in the present value of the liability due to the passage of time is recorded as part of interest and financing costs. The impairment of long-lived

assets recommendations provides guidance on the recognition, measurement and disclosure of impairment of long-lived assets. There is a requirement to recognize an impairment loss for a long-lived asset when its carrying amount exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. The adoption of these standards has no impact on the financial statements of the Fund as there are no obligations that meet the asset retirement obligation requirements, nor were there indications of impairment of long-lived assets.

The CICA modified Accounting Guideline 13 ("AcG - 13") "Hedging relationships", effective January 1, 2004, to clarify circumstances where hedge accounting is appropriate. In addition, the CICA simultaneously amended EIC 128, "Accounting for Trading, Speculative or Non Trading derivative Financial Instruments" to require that all derivative instruments that do not qualify as a hedge under AcG - 13, or are not designated as a hedge, be recorded on the balance sheet as either an asset or a liability with the changes in fair value recognized in earnings.

The Fund uses derivative instruments to reduce its exposure to fluctuations in commodity prices, interest rates and foreign exchange rates. The Fund formally documents relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Fund also formally assesses, both at the hedge's inception and on an ongoing basis, the effectiveness of derivatives in offsetting changes in fair values or cash flows of hedged items.

Realized and unrealized gains and losses associated with derivative instruments, which have been terminated or cease to be effective prior to maturity are deferred on the balance sheet and recognized in income in the period in which the underlying hedged transaction is recognized.

For transactions that do not qualify for hedge accounting, the Fund applies the fair value method of accounting by recording a derivative asset or liability on the balance sheet and recognizing changes in the fair value of the instruments in the current period income statement. The adoption of the new accounting guideline had no impact on the calculation of net earnings or distributable cash flow for the three and six months ended June 30, 2004.

Quarterly Financial and Operating Information

(millions of dollars except per trust unit amounts)	2004 Quarters First	2004 Quarters Second	2003 Quarters First	2003 Quarters Second[2]	2003 Quarters Third	2003 Quarters Fourth	2002 Quarters Third	2002 Quarters Fourth
Propane sales volumes (millions of litres)	514	302	542	318	298	467	317	495
Chemical sales volumes (thousands of metric tonnes)	155	161	139	132	138	165	–	17
Natural gas sales volumes (millions of GJs)	7	7	4	5	6	6	–	2
Gross profit	141.4	116.0	139.2	100.0	95.0	137.5	54.1	87.8
Net earnings/(loss)	41.1	25.2	36.8	(81.5)	17.6	32.2	6.0	19.3
Per basic trust unit[3]	$0.53	$0.30	$0.63	$(1.59)	$0.18	$0.40	$0.09	$0.34
Per diluted trust unit[3]	$0.49	$0.30	$0.56	$(1.59)	$0.18	$0.40	$0.09	$0.34
Distributable cash flow	60.1	31.3	57.4	21.2	17.8	49.0	11.5	24.6
Per basic trust unit	$0.85	$0.43	$1.18	$0.38	$0.27	$0.71	$0.24	$0.51
Per diluted trust unit	$0.76	$0.42	$0.98	$0.38	$0.27	$0.66	$0.24	$0.51
Net working capital [1]	(3.8)	36.2	60.5	26.4	32.5	36.9	34.4	54.0

(1) Net working capital reflects amounts as at the quarter end and is comprised of accounts receivable and inventories, less accounts payable and accrued liabilities.

(2) Second quarter 2003 results include a one time expense of $141.3 million ($92.5 million after tax) related to the internalization of management. See Note 5 to the Consolidated Interim Financial Statements.

(3) Per basic and diluted trust unit calculations are net of distributions to debentureholders.

Outlook

With the acquisition of Winroc, distributable cash flow per trust unit for 2004 is now anticipated to exceed the $2.34 generated in 2003, after adjusting for the one-time impact of the issue of units resulting from the internalization of the management agreements in 2003. Excluding Winroc, increased distributable cash flow is expected from a full year's contribution from ERCO Worldwide's acquisition of Albchem and continued profitable growth by Superior Energy Management, offset by soft first quarter 2004 results from Superior Propane and the dilutive impact of the continued conversion of the Fund's Debentures into trust units.

Anticipated operating distributable cash flow contributions for 2004, including Winroc on a pro forma basis, are as follows:

Superior Propane	50%
ERCO Worldwide	40%
Winroc	7%
Superior Energy Management	3%

Over the longer term, the Fund plans to continue its disciplined diversification strategy by taking advantage of profitable growth opportunities within each division and to acquire other businesses that have risk profiles appropriate for an income fund structure. Acquisitions must be accretive to unitholder distributions and be financed in a manner that maintains Superior's existing financial strength.

For more information about Superior, visit our website at: www.superiorplus.com or contact:

Mark Schweitzer Executive Vice-President Corporate Development and Chief Financial Officer
E-mail: mschweitzer@superiorplus.com Phone: (403) 218-2952 / Fax: (403) 218-2973

Theresia Reisch Manager, Investor Relations and Corporate Secretary
E-mail: treisch@superiorplus.com Phone: (403) 218-2953 / Fax: (403) 218-2973
Toll Free: 1-866-490-PLUS (7587)

Superior Plus Income Fund

2

2004 Second Quarter Release and August 2004 Cash Distribution Notice

TSX: SPF.UN *August 11, 2004*

Distributable Cash Flow Per Trust Unit


$2.50
$2.00
$1.50
$1.00
$0.50
$0.00
$1.15
$1.24
$1.34
$1.38
$1.58
$1.71
$1.93
$2.34
$2.45(1)
$1.28
1996 F
1997
1998
1999
2000
2001
2002
2003
2004 Q1-Q2

(1) One time Management Internalization timing effect

Q2 Highlights

- **Q2 Distributable Cash Flow per trust unit up by 13% over prior year period.**
- **Business diversification advanced with $105.1 million acquisition of Winroc, a North American distributor of walls and ceilings construction products.**
- **Monthly distributions increased by 5% to $0.20 ($2.40 on an annualized basis) per trust unit, effective with the August distribution payable in September.**

	Three Months Ended June 30		Six Months Ended June 30	
(millions of dollars, except per trust unit amounts)	**2004**	2003	**2004**	2003
Financial				
Operating distributable cash flow				
Superior Propane	**$14.9**	$13.5	**$59.2**	$63.7
ERCO Worldwide	**22.4**	17.3	**44.2**	34.9
Winroc	**1.4**	--	**1.4**	--
Superior Energy Management	**1.7**	1.0	**3.7**	1.6
	40.4	31.8	**108.5**	100.2
Corporate costs	**(1.8)**	(0.3)	**(2.4)**	(1.1)
Interest and debenture distributions	**(7.3)**	(10.3)	**(14.7)**	(20.5)
Distributable cash flow (see Note 1 to the Interim Consolidated Financial Statements)	**$31.3**	$21.2	**$91.4**	$78.6
Distributable cash flow per trust unit outstanding	**$0.43**	$0.38	**$1.28**	$1.52
Average number of trust units outstanding (millions)	**72.2**	55.2	**71.3**	51.9
Operating				
Litres of propane sold (millions of litres)	**302**	318	**816**	860
Propane sales margin (cents per litre)	**16.5**	15.6	**16.0**	15.9
Total chemical sales (thousands of metric tonnes "MT")	**161**	132	**315**	271
Average chemical selling price (dollar per MT)	**573**	577	**570**	583
Gigajoules ("GJ") of natural gas sold (millions)	**7**	5	**13**	9
Natural gas sales margin (cents per GJ)	**48.3**	40.0	**52.3**	39.1

- **Improved margin and other service performance elevate Superior Propane's results.**
- **ERCO Worldwide results benefit from Albchem operations, acquired in Q4 of 2003.**
- **Winroc, acquired on June 11, 2004, contributes $1.4 million of operating distributable cash flow.**
- **Superior Energy Management continues profitable growth of natural gas retailing business.**
- **Lower interest and debenture distributions reflect impact of 2003 equity financings and debenture conversions.**
- **As expected, year-to-date distributable cash flow on a per trust unit basis was impacted by a 37% increase in the average number of trust units outstanding due to the timing impact in 2003 of equity financings and the management internalization. In the second quarter and over the remainder of 2004, comparisons with the prior 2003 period will normalize as the prior year average number of trust units outstanding reflect these transactions.**

Forward Looking Statements

Except for the historical and present factual information, certain statements contained herein are forward-looking. Such forward-looking statements are not guarantees of future performance and involve a number of known and unknown risks and uncertainties which may cause the actual results of Superior Plus Income Fund (the "Fund") or Superior Plus Inc. ("Superior") in future periods to differ materially from any projections expressed or implied by such forward-looking statements and therefore should not be unduly relied upon. Any forward-looking statements are made as of the date hereof and neither the Fund nor Superior undertakes any obligation to publicly update or revise such statements to reflect new information, subsequent events or otherwise.

Distributable Cash Flow

Distributable cash flow of the Fund available for distribution to Unitholders, is equal to the cash flow from operations before changes in net working capital, after provision for maintenance capital expenditures and distributions on the convertible unsecured subordinated debentures (the "Debentures") of the Fund. Distribution to Debentureholders are accounted for on an accrual basis. See Note 1 to the interim consolidated financial statements for the calculation of distributable cash flow. Distributable cash flow is the main performance measure used by management and investors to evaluate the performance of the Fund, Superior and its operating divisions. Readers are cautioned that distributable cash flow is not a defined performance measure under Generally Accepted Accounting Principles ("GAAP"), and that distributable cash flow cannot be assured. The Fund targets to pay out substantially all of its ongoing sustainable distributable cash flow through regular monthly distributions over the course of the year. The Fund's calculation of distributable cash flow may differ from similar calculations used by comparable entities. Operating distributable cash flow is distributable cash flow before corporate and Fund expenses, interest expense and distributions on the Debentures. It is also a non-GAAP measure and is used by management to assess the performance of the operating divisions.

Cash Distribution Notice

The Fund announced today a 5% increase to its regular monthly cash distribution effective for the month of August 2004 to $0.20 (20 cents) per trust unit, payable on September 15, 2004, to unitholders of record at the close of business on August 31, 2004. This represents the second increase for a total of 8% since July of this year and brings the annualized distribution rate to $2.40 per trust unit. The ex-distribution date will be August 27, 2004. For income tax purposes, the cash distribution of $0.20 per trust unit is considered to be a dividend of $0.0524 and other income of $0.1476 per trust unit. A cash distribution summary since inception of the Fund, together with tax information, is posted on our website at www.superiorplus.com.

Management's Discussion and Analysis of 2004 Second Quarter Results

The following should be read in conjunction with the Fund's financial statements contained herein, along with the Management Discussion and Analysis and Consolidated Financial Statements contained in the Fund's Annual Report for the year ended December 31, 2003, and the Fund's First Quarter Release and Report to Unitholders for the period ended March 31, 2004.

Second quarter distributable cash flow reached $31.3 million, an increase of $10.1 million (48%) over the prior year quarter as operating distributable cash flow improved from all businesses by a total of $8.6 million. The acquisition of the Albchem Holdings Ltd. ("Albchem") pulp chemicals business on October 1, 2003 was the principal contributor to ERCO Worldwide's $5.1 million improvement in results. The acquisition of The Winroc Corporation and related entities ("Winroc") on June 11, 2004, contributed $1.4 million of operating distributable cash flow. Improved operating performance at Superior Propane and continued profitable growth of Superior Energy Management's natural gas retailing business contributed the balance. The remaining $1.5 million increase in distributable cash flow was due to lower interest and convertible debenture distributions, partially offset by increased corporate costs.

Distributable cash flow per trust unit reached $0.43 in the second quarter, an increase of $0.05 per trust unit or 13% over the prior year period, as the 48% increase in distributable cash flow was partially offset by a 31% increase in the weighted average number of trust units outstanding. The comparison of distributable cash flow per trust unit to the prior year period was not significantly impacted by the timing of equity financings and the management internalization in 2003.

Distributable cash flow for the six month period ended June 30, 2004 reached $91.4 million, an increase of $12.8 million (16%) over the prior year period. Operating distributable cash flow increased by $8.3 million as contributions from the acquisitions of the Albchem and Winroc, and organic growth at Superior Energy Management was partially offset by soft first quarter 2004 results at Superior Propane. Interest expense and Debenture distributions decreased by $5.8 million over the prior year period due to the refinancing of the ERCO Worldwide acquisition credit facility from proceeds of the June 2003 trust unit offering and Debenture conversions. Corporate expenses increased by $1.3 million over the prior year period due to higher compensation, governance and occupancy costs. Distributable cash flow per trust unit was $1.28, down $0.24 per trust unit (16%) from the prior year period due to the timing impact in 2003 of equity financings and the management internalization as follows:

$1.52	Six months ended June 30, 2003 distributable cash flow per trust unit outstanding.
(0.14)	Impact of issuance of 7.3 million trust units on May 8, 2003 resulting from the internalization of management agreements. No management incentive fee expense was recorded in 2003.
(0.10)	Refinancing of ERCO Worldwide acquisition credit facility with issuance of 4.5 million trust units in June 2003 and the conversion of $128.7 million Debentures into 6.9 million trust units since June 30, 2003.
$1.28	Six months ended June 30, 2004 distributable cash flow per trust unit outstanding.

Distributable cash flow on a per trust unit basis is expected to continue to normalize over the remainder of 2004 as the impact of the issuance of trust units to finance the internalization of management agreements and refinancing of the ERCO Worldwide acquisition credit facility become included in the prior year results.

Net earnings for the three months and six months ended June 30, 2004 were $25.2 million and $66.3 million respectively, compared to a net loss of $81.5 million and $44.7 million respectively, in the comparable prior year periods. Prior year period results were reduced by the one time management internalization cost of $141.3 million ($92.5 million after tax) which was excluded from distributable cash flow, due to the transaction's accretive nature. Second quarter 2004 earnings include $2.6 million of management retention bonuses, which were in turn paid to Superior to repay trust unit purchase loans issued as part of the management internalization. These costs have been excluded from the calculation of distributable cash flow, consistent with the accounting for the management internalization costs in 2003. The remaining improvement in earnings is due to the same reasons distributable cash flow has increased.

Operating Results - Superior Propane

Condensed operating results for the propane retailing business for the three and six months ended June 30, 2004 and 2003, are provided in the following table:

(millions of dollars except per litre amounts)	**Three Months Ended June 30** **2004**		2003		**Six Months Ended June 30** **2004**		2003	
Gross Profit		**¢/litre**		¢/litre		**¢/litre**		¢/litre
Propane sales	**49.7**	**16.5**	49.4	15.6	**130.9**	**16.0**	136.5	15.9
Other services	**9.4**	**3.1**	7.3	2.3	**19.3**	**2.3**	16.9	1.9
Total Gross Profit	**59.1**	**19.6**	56.7	17.9	**150.2**	**18.3**	153.4	17.8
Less:								
Cash operating, admin & cash tax costs	**(43.1)**	**(14.3)**	(42.4)	(13.3)	**(89.3)**	**(11.0)**	(88.7)	(10.3)
Cash generated from operations before changes in net working capital	**16.0**	**5.3**	14.3	4.6	**60.9**	**7.3**	64.7	7.5
Maintenance capital expenditures, net	**(1.1)**	**(0.4)**	(0.8)	(0.3)	**(1.7)**	**(0.2)**	(1.0)	(0.1)
Operating distributable cash flow	**14.9**	**4.9**	13.5	4.3	**59.2**	**7.1**	63.7	7.4
Propane volumes sold *(millions of litres)*	**301.5**		317.7		**815.9**		859.5	

Operating distributable cash flow for Superior Propane was $14.9 million, an increase of $1.4 million (10%) from the 2003 second quarter. Improved sales margins, other service revenue and propane inventory storage losses in the prior year period, were partially offset by lower propane sales volumes.

Gross profit of $59.1 million was $2.4 million higher than the prior year period. Propane sales gross profit of $49.7 million was comparable to the prior year period, as a 6% improvement in sales margins was offset by a 5% decline in overall sales volumes due to heating and auto end use markets. Average temperatures across Canada were consistent with the prior year period but 3% warmer than the last 5 year average for the comparable period. Improved margins were realized in the industrial and auto end use markets. Compared to the 2004 first quarter, propane sales volumes declined by 41%, similar to prior year experience, due to the seasonal decline in space heating demand. Other services gross profit of $9.4 million was $2.1 million higher than the prior year period due to improved service and equipment rental performance and a $0.9 million propane inventory storage loss incurred in the prior year period.

Volume and Gross Profit by End Use Market Segment

	Three Months Ended June 30 **2004**		**2003**		**Six Months Ended June 30** **2004**		**2003**	
End Use Applications:	**Volume(1)**	**Gross Profit(2)**	**Volume(1)**	**Gross Profit(2)**	**Volume(1)**	**Gross Profit(2)**	**Volume(1)**	**Gross Profit(2)**
Residential	27.5	10.0	29.8	10.5	107.5	34.8	116.0	39.3
Commercial	57.5	12.2	62.1	13.1	188.0	36.6	198.7	42.9
Agricultural	13.6	1.4	14.5	1.5	49.0	5.0	52.0	6.6
Industrial	145.3	18.7	146.1	16.8	368.8	42.1	373.5	37.6
Automotive	57.6	7.4	65.2	7.5	102.6	12.4	119.3	10.1
Other Services	–	9.4	–	7.3	–	19.3	–	16.9
	301.5	59.1	317.7	56.7	815.9	150.2	859.5	153.4
Average Margin(3)	16.5		15.6		16.0		15.9	

Volume and Gross Profit by Region

	Three Months Ended June 30 **2004**		**2003**		**Six Months Ended June 30** **2004**		**2003**	
Regions:	**Volume(1)**	**Gross Profit(2)**	**Volume(1)**	**Gross Profit(2)**	**Volume(1)**	**Gross Profit(2)**	**Volume(1)**	**Gross Profit(2)**
Atlantic	24.6	6.1	25.0	6.5	63.0	16.9	65.1	16.9
Quebec	51.7	10.5	57.7	9.5	142.6	26.3	153.4	26.4
Ontario	68.1	13.9	76.4	15.6	191.3	42.3	215.1	46.0
Sask/Man	38.2	5.4	33.3	4.4	117.6	15.2	117.8	14.0
AB/NWT/YK	68.5	14.1	70.7	11.0	185.2	28.7	188.0	29.9
BC	50.4	9.1	54.6	9.7	116.2	20.8	120.1	20.2
	301.5	59.1	317.7	56.7	815.9	150.2	859.5	153.4
Average Margin(3)	16.5		15.6		16.0		15.9	

(1) Volume of propane sold (millions of litres) (2) Millions of dollars (3) Average propane sale margin (cents per litre)

Cash operating, administrative and capital tax costs of $43.1 million were $0.7 million (2%) higher than the prior year period. Steps were taken during the quarter to improve cost performance resulting in a 7% reduction in employees. This initiative is expected to result in improved performance over the remainder of 2004. Net maintenance capital spending was slightly increased from the prior year period and is expected to be approximately $5 million for the 2004 year.

During the second quarter, Superior Propane's president left the organization. Geoff Mackey, President and CEO of Superior Plus has re-assumed the role of president of the propane division on an interim basis until mid-September. At that time, Mr. David Eastin will be joining Superior Propane as president. Mr. Eastin is the former Senior Vice-President and Chief Operating Officer of Suburban Propane Partners, L.P., a leading propane retailer in the United States. He has strong management skills, with 24 years experience spanning all aspects of the propane retailing business.

ERCO Worldwide

Condensed operating results for the pulp chemicals business for the three and six month periods ended June 30, 2004 and 2003 are provided below:

(millions of dollars except per metric tonne amounts)	Three Months Ended June 30				Six Months Ended June 30			
	2004		2003		2004		2003	
Revenue		$ per MT		$ per MT		$ per MT		$ per MT
Chemical	92.3	573	76.0	577	179.6	570	157.8	583
Technology	6.3	39	7.7	58	16.3	52	14.4	53
Cost of Sales								
Chemical	(47.9)	(298)	(40.0)	(304)	(91.9)	(292)	(84.9)	(313)
Technology	(1.9)	(11)	(2.4)	(18)	(8.6)	(27)	(4.9)	(18)
Gross Profit	48.8	303	41.3	313	95.4	303	82.4	305
Less: Cash operating, admin & cash tax costs	(24.7)	(153)	(21.9)	(166)	(48.9)	(155)	(44.4)	(164)
Cash generated from operations before changes in net working capital	24.1	150	19.4	147	46.5	148	38.0	141
Maintenance capital expenditures	(1.7)	(11)	(2.1)	(16)	(2.3)	(7)	(3.1)	(11)
Operating distributable cash flow	22.4	139	17.3	131	44.2	141	34.9	130
Chemical volumes sold (thousands of metric tonnes)	161.0		131.7		315.0		271.0	

ERCO Worldwide's operating distributable cash flow for the second quarter was $22.4 million, an increase of $5.1 million over the prior year period, due principally to the acquisition of Albchem in the fourth quarter of 2003.

Chemical revenues of $92.3 million increased by 21% over the prior year period driven by a 22% increase in sales volumes due to the acquisition of Albchem. This contributed a $7.9 million increase in gross profit. Average realized selling prices were marginally lower than the prior year period, as price increases and the impact of Superior's foreign exchange hedging program substantially offset the impact of the year over year appreciation of the Canadian dollar on United States dollar denominated sales. See "Corporate" for more details on foreign exchange hedging positions. Cost of sales declined by 2% to $298/tonne, contributing $0.6 million to gross profit due to production efficiency gains realized from the cell replacement project and lower raw material costs. Technology gross profit of $4.4 million declined by $0.9 million over the prior year period due to royalty license expirations in the normal course.

Cash operating, administrative and tax costs were $24.7 million, an increase of $2.8 million (13%) over the prior year period due to the addition of the two acquired Albchem sodium chlorate plants. Maintenance capital expenditures of $1.7 million in the second quarter were comparable to the prior year period and are anticipated to be in the $8 million to $9 million range for the 2004 year.

Growth capital expenditures on the 5 year cell replacement program were $0.9 million during the quarter ($9.7 million cumulatively). The remaining estimated cost to complete the program is $10 million over the next 2 years. The cell replacement program is considered to be growth capital in nature as the project will improve the overall efficiency of the business. Accordingly, cell replacement costs have been included in "other capital expenditures" on the Consolidated Statement of Cash Flows and have been excluded from the distributable cash flow calculation.

Winroc

Superior purchased Winroc, a North American walls and ceilings construction products distribution business effective June 11, 2004 on a debt free basis, for cash consideration of $105.1 million, including transaction costs. The acquisition of Winroc provides Superior with further business diversification and an additional platform for value growth. Winroc is a strong and well established margin based distribution service business with characteristics similar to that of Superior Propane and meets Superior's acquisition criteria and objectives. The accounting for the acquisition is more fully described in Note 3 to the Consolidated Interim Financial Statements.

Winroc contributed $1.4 million of operating distributable cash flow to Superior's second quarter results during the 20 day period since its acquisition, consistent with expectations. Condensed operating results for Winroc for the six month periods ended June 30, 2004 and 2003 are provided below for comparison purposes.

(millions of dollars)	**20 Days Ended June 30, 2004**	Six Months Ended June 30 2004 (unaudited)	Six Months Ended June 30 2003 (unaudited)
Distribution sales gross profit	**4.6**	37.6	30.2
Direct sales gross profit	**0.3**	2.1	1.5
Gross Profit	**4.9**	39.7	31.7
Less: Cash operating, admin & cash tax costs	**(3.1)**	(27.7)	(23.7)
Cash generated from operations before changes in net working capital	**1.8**	12.0	8.0
Capital expenditures, net	**(0.4)**	(4.8)	(4.9)
Operating distributable cash flow	**1.4**	7.2	3.1

Operating distributable cash flow for the six month period ended June 30, 2004 was more than double the prior year period due to higher sales volumes at existing distribution branches and the addition of three new branch locations. Sales volumes were particularly strong in the United States, driven by robust new home construction activity. Capital expenditures were approximately double the level of expected ongoing maintenance capital requirements due to the start up of new branches and purchase of additional equipment to support anticipated increases in distribution volumes. Annual maintenance capital expenditures on a go forward basis are anticipated to be in the $4 million to $6 million range.

Superior Energy Management ("SEM")

Condensed operating results from SEM's natural gas retailing business for the three and six month periods ended June 30, 2004 and 2003, are provided below:

	Three Months Ended June 30				**Six Months Ended June 30**			
(millions of dollars except per GJ amounts)	**2004**		2003		**2004**		2003	
		¢ per GJ		¢ per GJ		**¢ per GJ**		¢ per GJ
Gross profit	**3.2**	**48.3**	2.0	40.0	**6.9**	**52.3**	3.4	39.1
Cash operating, admin. & selling costs	**(1.5)**	**(23.2)**	(1.0)	(20.0)	**(3.2)**	**(24.1)**	(1.8)	(20.8)
Operating distributable cash flow	**1.7**	**25.1**	1.0	20.0	**3.7**	**28.2**	1.6	18.3
Gigajoules of natural gas sold (millions)	**6.9**		5.0		**13.3**		8.7	

SEM generated $1.7 million of operating distributable cash flow in the second quarter, an increase of $0.7 million over the prior year period. Gross profit reached $3.2 million, up $1.2 million (60%) over the prior year period, driven by a 38% increase in sales volumes and a 20% increase in sales margins. SEM continued to grow its residential, commercial and light industrial customer base in Ontario and Quebec. Sales volumes reached 6.9 gigajoules ("GJ") during the second quarter, up 6% over first quarter 2004 levels. The majority of new sales contracts entered into during the second quarter were for a 5 year term, increasing the average remaining term of SEM's sales contracts to approximately 33 months, an increase of 50% over the 2003 year end average. Sales margins in the second quarter at 48.3 cents/GJ, were significantly higher than in the prior year period, as customer contracts acquired in the fourth quarter of 2002 from a third party at no margin, were renewed at normal commercial margins throughout 2003. Expenses of $1.5 million increased $0.5 million over the prior year period, in support of increased activity levels.

Corporate

Approximately 89%, 79%, 39% and 9% of Superior's estimated net US dollar cash flows for the remainder of 2004, 2005, 2006 and 2007 respectively, have been hedged (See Note 8 to the Consolidated Interim Financial Statements).

Cash corporate expenses were $1.8 million, an increase of $1.5 million over the prior year period due to increased compensation, governance and occupancy costs. Cash taxes were limited to federal and provincial capital taxes of $0.9 million, similar to prior year period levels, as income taxes were fully deferred. Capital taxes have been allocated to Superior's four business segments based on net taxable capital deployed.

Interest expense decreased by $0.6 million to $3.6 million, as the impact of lower floating interest rates in 2004 was only partially offset by the issuance of higher cost 10-year average life debt in the fourth quarter of 2003, which was used to repay the ERCO Worldwide acquisition credit facility.

Distributions on the Series 1 and Series 2 Debentures totalled $3.7 million, a decrease of $2.4 million from the prior year period due to the conversion of $128.7 million of Debentures into 6.9 million trust units since June 30, 2003. During the second quarter, there were $34.3 million of Debenture conversions into 1.7 million trust units. Conversions of Debentures have accelerated over the last twelve month period in response to the 21% increase in the trust unit trading price since June 30, 2003.

The weighted average number of trust units outstanding in the second quarter was 72.2 million trust units, an increase of 17.0 million trust units (31%) over the prior year period. In addition to the Debenture conversions described above, the average number of trust units outstanding increased due to the issue of 0.4 million trust units in 2004 (0.3 million in the second quarter) related to the exercise of trust unit warrants issued as part of the management internalization transaction, the issue of 4.85 million trust units in August 2003 to partially fund the Albchem acquisition, the issue of 4.5 million trust units in June 2003 to partially finance the December 2002 acquisition of ERCO Worldwide, and the issue of 7.3 million trust units in May 2003 as part of the consideration for the management internalization transaction.

Liquidity and Capital Resources

As at June 30, 2004, current and long term revolving term bank credits and term loans totalled $389.3 million, an increase of $71.5 million over 2003 year end levels due to financing the $105.1 million Winroc acquisition in the second quarter, offset by $7.2 million of proceeds realized from the exercise of trust unit warrants, and seasonal reductions in Superior Propane's net working capital. Excluding the addition of Winroc's net working capital, Superior's net working capital requirements decreased in the second quarter by $13.2 million (YTD - $44.1 million). Superior Propane's working capital requirements peak seasonally in the first quarter and then decline through the second and third quarters before building again in the fourth quarter, consistent with the demand profile of its heating end use customers.

Superior's revolving trade accounts receivable sales program is used to finance a portion of its working capital requirements and represents an off-balance sheet obligation. Proceeds from the sale of accounts receivable reduced seasonally during the second quarter by $39.4 million to $85.6 million as at June 30, 2004 (June 30, 2003 - $89.9 million).

Superior continues to enjoy a strong balance sheet as senior debt (including off-balance sheet accounts receivable sales program amounts) at June 30, 2004 was 2.0 times earnings before interest, taxes depreciation and amortization for the last 12 month period (including the Winroc and Albchem acquisitions on a pro forma basis) as calculated in accordance with its debt covenants.

New Accounting Policies

Effective January 1, 2004, the Fund adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") regarding asset retirement obligations and the impairment of long-lived assets. The new standard for asset retirement obligations changes the method of estimating and accounting for future site restoration costs. Total estimated asset retirement obligations are discounted to estimate the fair value of the obligation and recorded as a liability when the related assets are constructed and commissioned. The fair value of the obligation increases the value of property, plant and equipment and is depleted over the life of the asset. Accretion expense, resulting from the changes in the present value of the liability due to the passage of time is recorded as part of interest and financing costs. The impairment of long-lived assets recommendations provides guidance on the recognition, measurement and disclosure of impairment of long-lived assets. There is a requirement to recognize an impairment loss for a long-lived asset when its carrying amount exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. The adoption of these standards has no impact on the financial statements of the Fund as there are no obligations that meet the asset retirement obligation requirements, nor were there indications of impairment of long-lived assets.

The CICA modified Accounting Guideline 13 ("AcG - 13") "Hedging relationships", effective January 1, 2004, to clarify circumstances where hedge accounting is appropriate. In addition, the CICA simultaneously amended EIC 128, "Accounting for Trading, Speculative or Non Trading derivative Financial Instruments" to require that all derivative instruments that do not qualify as a hedge under AcG - 13, or are not designated as a hedge, be recorded on the balance sheet as either an asset or a liability with the changes in fair value recognized in earnings.

The Fund uses derivative instruments to reduce its exposure to fluctuations in commodity prices, interest rates and foreign exchange rates. The Fund formally documents relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Fund also formally assesses, both at the hedge's inception and on an ongoing basis, the effectiveness of derivatives in offsetting changes in fair values or cash flows of hedged items.

Realized and unrealized gains and losses associated with derivative instruments, which have been terminated or cease to be effective prior to maturity are deferred on the balance sheet and recognized in income in the period in which the underlying hedged transaction is recognized.

For transactions that do not qualify for hedge accounting, the Fund applies the fair value method of accounting by recording a derivative asset or liability on the balance sheet and recognizing changes in the fair value of the instruments in the current period income statement. The adoption of the new accounting guideline had no impact on the calculation of net earnings or distributable cash flow for the three and six months ended June 30, 2004.

Quarterly Financial and Operating Information

(millions of dollars except per trust unit amounts)	2004 Quarters		2003 Quarters				2002 Quarters	
	First	Second	First	Second(2)	Third	Fourth	Third	Fourth
Propane sales volumes (millions of litres)	514	302	542	318	298	467	317	495
Chemical sales volumes (thousands of metric tonnes)	155	161	139	132	138	165	–	17
Natural gas sales volumes (millions of GJs)	7	7	4	5	6	6	–	2
Gross profit	141.4	116.0	139.2	100.0	95.0	137.5	54.1	87.8
Net earnings/(loss)	41.1	25.2	36.8	(81.5)	17.6	32.2	6.0	19.3
Per basic trust unit(3)	$0.53	$0.30	$0.63	$(1.59)	$0.18	$0.40	$0.09	$0.34
Per diluted trust unit(3)	$0.49	$0.30	$0.56	$(1.59)	$0.18	$0.40	$0.09	$0.34
Distributable cash flow	60.1	31.3	57.4	21.2	17.8	49.0	11.5	24.6
Per basic trust unit	$0.85	$0.43	$1.18	$0.38	$0.27	$0.71	$0.24	$0.51
Per diluted trust unit	$0.76	$0.42	$0.98	$0.38	$0.27	$0.66	$0.24	$0.51
Net working capital (1)	(3.8)	36.2	60.5	26.4	32.5	36.9	34.4	54.0

(1) Net working capital reflects amounts as at the quarter end and is comprised of accounts receivable and inventories, less accounts payable and accrued liabilities.

(2) Second quarter 2003 results include a one time expense of $141.3 million ($92.5 million after tax) related to the internalization of management. See Note 5 to the Consolidated Interim Financial Statements.

(3) Per basic and diluted trust unit calculations are net of distributions to debentureholders.

Outlook

With the acquisition of Winroc, distributable cash flow per trust unit for 2004 is now anticipated to exceed the $2.34 generated in 2003, after adjusting for the one-time impact of the issue of units resulting from the internalization of the management agreements in 2003. Excluding Winroc, increased distributable cash flow is expected from a full year's contribution from ERCO Worldwide's acquisition of Albchem and continued profitable growth by Superior Energy Management, offset by soft first quarter 2004 results from Superior Propane and the dilutive impact of the continued conversion of the Fund's Debentures into trust units.

Anticipated operating distributable cash flow contributions for 2004, including Winroc on a pro forma basis, are as follows:

Superior Propane	50%	ERCO Worldwide	40%
Winroc	7%	Superior Energy Management	3%

Over the longer term, the Fund plans to continue its disciplined diversification strategy by taking advantage of profitable growth opportunities within each division and to acquire other businesses that have risk profiles appropriate for an income fund structure. Acquisitions must be accretive to unitholder distributions and be financed in a manner that maintains Superior's existing financial strength.

For more information about Superior, visit our website at: www.superiorplus.com or contact:

Mark Schweitzer Executive Vice-President Corporate Development and Chief Financial Officer
E-mail: mschweitzer@superiorplus.com Phone: (403) 218-2952 / Fax: (403) 218-2973

Theresia Reisch Manager, Investor Relations and Corporate Secretary
E-mail: treisch@superiorplus.com Phone: (403) 218-2953 / Fax: (403) 218-2973
Toll Free: 1-866-490-PLUS (7587)

Analyst Conference Call: Superior Plus will be conducting a conference call and webcast for investors, analysts, brokers and media representatives to discuss the 2004 Second Quarter Results at 10:00 a.m. EST (8:00 a.m. MST) on Thursday, August 12, 2004. Callers may participate by dialing: 1-800-814-3911. A recording of the call will be available for replay until midnight, August 19, 2004 by dialing: 877-289-8525 and entering pass code 21054525 followed by the # key.

Internet users can listen to the call live, or as an archived call, on Superior's website at: www.superiorplus.com under the "Events and Presentations" section.

SUPERIOR PLUS INCOME FUND
Consolidated Balance Sheets

(millions of dollars)	June 30 2004	December 31 2003
Assets	(unaudited)	(audited)
Current Assets		
Accounts receivable (Note 4)	**122.3**	96.8
Inventories	**88.8**	57.7
	211.1	154.5
Capital assets	**775.5**	782.1
Intangible assets	**50.3**	51.7
Goodwill	**501.0**	447.7
	1,537.9	1,436.0
Liabilities and Unitholders' Equity		
Current Liabilities		
Current portion of revolving term bank credits and term loans	**27.7**	–
Accounts payable and accrued liabilities	**174.9**	117.6
Distributions payable to unitholders and debentureholders	**16.2**	15.8
	218.8	133.4
Revolving term bank credits and term loans	**361.6**	317.8
Future employee benefits	**21.6**	23.4
Future income taxes	**123.1**	125.2
Total Liabilities	**725.1**	599.8
Unitholders' Equity		
Unitholders' capital (Note 6)	**1,231.8**	1,220.4
Deficit (Note 6)	**(418.9)**	(384.3)
Currency translation account	**(0.1)**	0.1
Total Unitholders' Equity	**812.8**	836.2
	1,537.9	1,436.0

Consolidated Statements of Earnings (Loss) and Deficit

(unaudited, in millions of dollars except for trust unit amounts)	Three Months Ended June 30 2004	Three Months Ended June 30 2003	Six Months Ended June 30 2004	Six Months Ended June 30 2003
Revenues	**310.6**	261.2	**686.2**	634.6
Cost of products sold	**194.6**	161.2	**428.8**	395.4
Gross profit	**116.0**	100.0	**257.4**	239.2
Expenses				
Operating and administrative	**71.6**	66.1	**144.4**	135.1
Depreciation of capital assets	**16.6**	16.4	**34.5**	33.5
Amortization of intangible assets	**1.4**	1.7	**2.8**	3.3
Management internalization and retention costs (Note 5)	**2.6**	141.0	**2.6**	141.3
Interest	**3.6**	4.2	**7.0**	8.3
Income tax recovery of Superior	**(5.0)**	(47.9)	**(0.2)**	(37.6)
	90.8	181.5	**191.1**	283.9
Net Earnings (Loss)	**25.2**	(81.5)	**66.3**	(44.7)
Deficit, Beginning of Period	**(399.8)**	(234.7)	**(384.3)**	(229.6)
Net earnings (loss)	**25.2**	(81.5)	**66.3**	(44.7)
Distributions to debentureholders (Notes 6 and 7)	**(3.7)**	(6.1)	**(7.7)**	(12.2)
Distributions to unitholders	**(40.0)**	(28.2)	**(90.8)**	(63.2)
Accretion of debentures charged to deficit (Note 7)	**(0.6)**	(0.6)	**(2.4)**	(1.4)
Deficit, End of Period	**(418.9)**	(351.1)	**(418.9)**	(351.1)
Net earnings (loss) per trust unit, net of distributions to debentureholders, basic (Note 6)	**$0.30**	$(1.59)	**$0.82**	$(1.10)
Net earnings (loss) per trust unit, net of distributions to debentureholders, diluted (Note 6)	**$0.30**	$(1.59)	**$0.79**	$(1.10)

SUPERIOR PLUS INCOME FUND
Consolidated Statements of Cash Flows

(unaudited, in millions of dollars except per trust unit amounts)	Three Months Ended June 30 2004	Three Months Ended June 30 2003	Six Months Ended June 30 2004	Six Months Ended June 30 2003
Operating Activities				
Net earnings (loss)	**25.2**	(81.5)	**66.3**	(44.7)
Items not involving cash:				
Depreciation and amortization of capital and intangible assets	**18.0**	18.1	**37.3**	36.8
Trust unit incentive plan compensation expense/(recoveries)	**(1.7)**	1.0	**(0.8)**	0.7
Future income tax recoveries	**(5.9)**	(48.7)	**(1.9)**	(39.2)
Cash generated from/(used in) operations before changes in working capital	**35.6**	(111.1)	**100.9**	(46.4)
Decrease in non-cash operating working capital items	**13.2**	48.3	**44.1**	39.4
	48.8	(62.8)	**145.0**	(7.0)
Investing Activities				
Maintenance capital expenditures, net	**(3.2)**	(2.9)	**(4.4)**	(4.1)
Other capital expenditures, net	**(1.3)**	(0.5)	**(2.2)**	(4.7)
Acquisition of Winroc (Note 3)	**(105.1)**	–	**(105.1)**	–
	(109.6)	(3.4)	**(111.7)**	(8.8)
Financing Activities				
Proceeds from exercise of warrants	**6.1**	–	**7.2**	–
Issue of trust units and warrants in consideration of management internalization (Note 5)	**2.6**	138.8	**2.6**	138.8
Issue of 4.5 million trust units to refinance ERCO Worldwide	–	89.3	–	89.3
Repayment of ERCO Worldwide acquisition credit facility	–	(89.3)	–	(89.3)
Net (remittances) proceeds from sale of accounts receivable (Note 4)	**(39.4)**	(10.1)	**(14.4)**	21.0
Revolving term bank credits and term loans	**135.2**	(28.2)	**69.8**	(68.6)
Distributions to debentureholders	**(3.7)**	(6.1)	**(7.7)**	(12.2)
Distributions to unitholders	**(40.0)**	(28.2)	**(90.8)**	(63.2)
	60.8	66.2	**(33.3)**	15.8
Change in Cash	–	–	–	–
Cash at Beginning and End of Period	–	–	–	–

Notes to Consolidated Financial Statements
(tabular amounts in millions of dollars, unless noted otherwise, except per trust unit amounts)

1. Distributable Cash Flows	Three Months Ended June 30 2004	Three Months Ended June 30 2003	Six Months Ended June 30 2004	Six Months Ended June 30 2003
Cash generated from/(used in) operations before changes in working capital	**35.6**	(111.1)	**100.9**	(46.4)
Management internalization and retention costs (Note 5)	**2.6**	141.3	**2.6**	**141.3**
Less: Maintenance capital expenditures, net	**(3.2)**	(2.9)	**(4.4)**	(4.1)
Distributions to debentureholders	**(3.7)**	(6.1)	**(7.7)**	(12.2)
Distributable Cash Flow	**31.3**	21.2	**91.4**	78.6
Distributable cash flow per trust unit, basic (Note 6)	**$0.43**	$0.38	**$1.28**	$1.52
Distributable cash flow per trust unit, diluted (Note 6)	**$0.42**	$0.38	**$1.18**	$1.32

Distributable cash flow of the Superior Plus Income Fund (the "Fund") available for distribution to its unitholders ("Unitholders"), is equal to consolidated cash flow from operations before changes in working capital, after provision for maintenance capital expenditures and distributions to holders of debentures ("Debentureholders") of the Fund. Distributions to Debentureholders are accounted for on an accrual basis. Distributable cash flow is the main performance measure used by management and investors to evaluate Fund and business segment performance. Readers are cautioned that distributable cash flow is not a defined performance measure under generally accepted

accounting principles ("GAAP"), and that distributable cash flow cannot be assured. The Fund targets to pay out substantially all of its ongoing sustainable distributable cash flow through regular monthly distributions. The Fund's calculation of distributable cash flow may differ from similar calculations used by comparable entities.

2. Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying Consolidated Interim Financial Statements have been prepared according to Canadian GAAP applied on a consistent basis and include the accounts of the Fund, its wholly owned subsidiary, Superior Plus Inc. ("Superior"), and Superior's subsidiaries. Certain information and disclosures normally required to be included in annual financial statement notes have been condensed and updated. The accounting principles applied are consistent with those as set out in the Fund's annual financial statements contained in the Fund's annual report for the year ended December 31, 2003, and first quarter ended March 31, 2004, except for the changes in accounting policies as described below. These financial statements and notes thereto should be read in conjunction with Fund's financial statements contained in its Annual Report for the year ended December 31, 2003, and first quarter ended March 31, 2004. All significant transactions and balances (including the Shareholder Notes) between the Fund, Superior and Superior's subsidiaries have been eliminated on consolidation.

In the opinion of Management, the accompanying unaudited Consolidated Interim Financial Statements include all adjustments (of a normal recurring nature) necessary to present fairly the consolidated financial position of the Fund as of December 31, 2003 and June 30, 2004 and the consolidated results of its operations for the three and six month periods ended June 30, 2004 and 2003.

Effective January 1, 2004, the Fund adopted Accounting Guideline 13 ("AcG-13") as recommended by the Canadian Institute of Chartered Accountants ("CICA") on a prospective basis. Under this policy the Fund formally documents relationships between hedging instruments, hedged items, its risk management objective and risk management strategy. This documentation links all derivatives to specific assets, liabilities, firm commitments or forecasted transactions. The Fund formally assesses the effectiveness of derivatives in offsetting changes or cash flows of the hedged items at inception and on an ongoing basis.

Effective January 1, 2004, the Fund also adopted the new recommendations of the CICA regarding asset retirement obligations and the impairment of long lived assets. The Fund's total estimated asset retirement obligations are discounted to estimate the fair value of the obligation and recorded as a liability when the related assets are constructed and commissioned. The fair value increases the value of property plant and equipment and is depleted over the life of the asset. Accretion expense, resulting from the changes in the present value of the liability due to the passage of time are recorded as part of interest and financing cost. The Fund recognizes an impairment loss on a long lived asset when its carrying value exceeds the sum of the expected undiscounted cash flows from its use and eventual disposition.

The adoption of these standards has had no impact on the financial statements of the Fund for the three and six months ended June 30, 2004.

(b) Revenue Recognition

Superior Propane

Revenues from sales are generally recognized at the time of delivery, or when related services are performed. Amounts billed to customers for shipping and handling are classified as revenues, with the related shipping and handling costs included in cost of goods sold. Approximately 50% of Superior Propane's revenues are heating related and 50% are related to economic activities. Propane sales typically peak in the first quarter when approximately one-third of annual propane sales volumes and gross profits are generated due to the demand from heating end use customers. They then decline through the second and third quarters rising seasonally again in the fourth quarter with heating demand. Similarly, net working capital levels are typically at seasonally high levels at the end of the first quarter, and normally decline to seasonally low levels in the second and third quarters. Net working capital levels are also significantly influenced by wholesale propane prices.

ERCO Worldwide

Revenues from chemical sales are recognized as products are shipped. Revenues associated with the construction of chlorine dioxide generators are recognized using the percentage of completion method based on costs incurred compared to total estimated cost.

Winroc

Revenue is stated net of discounts and rebates granted. Revenue is recognized when the products are delivered to the customer or when the risks and rewards of ownership are otherwise transferred to the customer. Rebates received from vendors are recognized when the related purchases are recorded, provided the amounts are probable and reasonably estimable. Cost of sales is stated net of rebates received. Winroc's sales typically peak during the second and third quarter with the seasonal increase in building and remodeling activities. They then decline through the fourth and first quarters. Similarly, net working capital levels are typically at seasonally high levels during the second and third quarter, and normally decline to seasonally low levels in the fourth and first quarters.

Superior Energy Management

Revenues are recognized as gas is delivered to local natural gas distribution companies. Costs associated with balancing the amount of gas used by SEM's customers with the volumes delivered by SEM to the local distribution companies are recognized as period costs.

(c) Inventory

Winroc

Inventory is valued at the lower of cost and net realizable value. Cost is calculated on an average cost basis.

3. Acquisition of Winroc

On June 11, 2004, Superior acquired the all the shares of The Winroc Corporation, Winroc Supplies Ltd. and Allroc Building Products Ltd. (collectively "Winroc"), a distributor of walls and ceilings construction products in North America, for cash consideration of $105.1 million. The acquisition was financed principally through borrowings under existing revolving term bank credit facilities. Using the purchase method for acquisitions, Superior consolidated Winroc's assets and liabilities and included its earnings as of June 11, 2004. Goodwill was recorded as the purchase price less the fair value of the acquired assets and assumed liabilities. The allocation of the purchase price may be adjusted if additional information regarding the values of asset and liabilities becomes available.

The consideration paid by Superior has been allocated as follows:

Cash consideration paid	$104.1
Transaction costs	1.0
	$105.1
Working Capital, net	$37.1
Capital assets	18.2
Goodwill	53.4
Other liabilities	(3.6)
	$105.1

4. Accounts Receivable

Superior sells, with limited recourse, certain trade accounts receivable on a revolving basis to an entity sponsored by a Canadian chartered bank, and has accounted for the sale in accordance with the CICA guidelines relating to transfers of receivables. The accounts receivable are sold at a discount to face value based on prevailing money market rates. Superior has retained the servicing responsibility for the accounts receivable sold and has therefore recognized a servicing liability. The level of accounts receivable sold under the program fluctuates seasonally with the level of accounts receivable. At June 30, 2004, net proceeds of $85.6 million (December 31, 2003 – $100.0 million) had been received.

5. Management Internalization Transaction

On May 8, 2003 Superior completed the internalization of its management and administration agreements at an aggregate cost of $141.3 million. The internalization process has resulted in the elimination of the management incentive and administration fees effective January 1, 2003. The funds paid to the Manager and Administrator to terminate the contracts were immediately re-invested into the trust units and warrants. The following table summarizes the financing of this transaction:

Trust Units Issued (7.0 million @ $19.65)	$	137.5
Warrants Issued (3.5 million @$0.36/unit)		1.3
Cash transaction costs		2.5
	$	141.3

Of the 7.0 million trust units issued, 0.7 million trust units received by the executive officers of Superior are held in escrow, and will be released over a remaining period of 3 years. The 3.5 million warrants, exercisable to purchase trust units for five years at a price of $20.00 per trust unit, were valued using an option pricing model. Future taxes payable have been reduced by $43.0 million as a result of the internalization transaction.

In addition, non-interest-bearing loans aggregating $6.5 million were advanced to the executive officers and were used by the executive officers to fund the purchase of 0.325 million trust units at $20 per trust unit. The loans are to be repaid over a four-year period in the form of annual retention bonuses. The first repayment of $2.6 million occurred in the second quarter of 2004. The loans receivable have not been recorded as an asset by Superior, but have been deducted directly from equity.

Internalization transaction costs and related retention bonus costs are not included in the calculation of distributable cash flow to reflect the growth capital nature of the transaction.

6. Unitholders' Equity

Authorized

The Fund may issue an unlimited number of trust units. Each trust unit represents an equal undivided beneficial interest in any distributions from the Fund and in the net assets in the event of termination or wind-up of the Fund. All trust units are of the same class with equal rights and privileges.

	Issued Number of Trust Units (millions)	Equity
Unitholders' Equity, December 31, 2003	**69.4**	**$836.2**
Warrants exercised (0.4 million at $20.00 per trust unit)	0.4	7.2
Accretion of Debentures of $2.4 million, net of corresponding charge to deficit	–	–
Receipt of Management internalization loans receivable	–	2.6
Conversion of Series 1 Debentures ($8.2 million converted @ $16 per unit)	0.5	–
Conversion of Series 2 Debentures – ($50.4 million converted @ $20 per unit)	2.5	–
Trust unit incentive plan compensation recovery	–	(0.8)
Currency translation adjustment	–	(0.2)
Net earnings	–	66.3
Distributions to debentureholders	–	(7.7)
Distributions to unitholders	–	(90.8)
Unitholders' equity, June 30, 2004	**72.8**	**$812.8**

Unitholders' equity consists of the following components at June 30, 2004 and December 31, 2003:

	June 30 2004	December 31 2003
Unitholders' capital		
Debentures	$ 172.0	$226.2
Trust unit equity	1,055.7	989.1
Warrants[(1)]	1.1	1.3
Contributed surplus	3.0	3.8
	1,231.8	1,220.4
Deficit		
Retained earnings from operations	248.9	185.0
Accumulated distributions on debentures	(45.0)	(37.3)
Accumulated distributions on trust unit equity	(622.8)	(532.0)
	$ (418.9)	$ (384.3)

[(1)] 3.1 million warrants exercisable @ $20.00 per trust unit until May 9, 2008.

Retained earnings from operations is comprised of cumulative net earnings, the accretion of Debentures and prior period adjustments for the adoption of changes in accounting policies.

The weighted average number of trust units used in the calculation of basic net earnings per trust unit and distributable cash flow per trust unit was 72.2 million trust units for the second quarter (55.2 million in 2003), and

71.3 million on a year to date basis (51.9 million year to date in 2003). The number of trust units used in the calculation of diluted net earnings per trust unit and distributable cash flow per trust unit, was calculated using 85.2 million trust units for the second quarter (73.6 million in 2003) and 85.0 million on a year to date basis (69.4 million in 2003). The diluted number of trust units reflects the assumed conversion of all outstanding Series 1 (1.2 million trust units) and Series 2 (9.1 million trust units) Debentures, and the exercise of all trust unit options (0.3 million trust units) and warrants (3.1 million trust units).

7. Convertible Debentures

The Fund has issued two series of Debentures denoted as Series 1 and Series 2 as follows:

	Series 1	**Series 2**	**Total**
Maturity date	July 31, 2007	November 1, 2008	
Fixed distribution rate	8%	8%	
Conversion price per trust unit	$16.00	$20.00	
Principal outstanding December 31, 2003	25.6	208.9	234.5
Conversions during 2004	(8.2)	(50.4)	(58.6)
Principal outstanding June 30, 2004	17.4	158.5	175.9
Carrying value as at June 30, 2004:			
Principal	12.7	99.3	112.0
Distribution payment obligations	4.3	54.9	59.2
Holder's option	0.2	0.6	0.8
	$17.2	$154.8	$172.0

The Debentures may be converted into trust units at the option of the holder at any time prior to maturity and may be redeemed by the Fund in certain circumstances. The Fund may elect to pay interest and principal upon maturity or redemption by issuing trust units to a trustee in the case of interest payments, and to the Debentureholders in the case of payment of principal. The number of any trust units issued will be determined based on market prices for the trust units at the time of issuance.

The Debentures and related distribution obligation have been classified within unitholders' equity on the consolidated balance sheet because the Fund may elect to satisfy the Debenture interest and principal obligations by the issuance of trust units. Debenture distributions are charged directly to the deficit.

8. Commitments

Superior has entered into long-term forward contracts to sell US dollars in order to hedge US dollar revenues as follows:

	US$	Average Conversion Rate
Remainder of 2004	12.2	1.3909
2005	34.5	1.3775
2006	14.6	1.3811
2007	9.0	1.3661
	70.3	1.3792

9. Business Segments

Superior operates four distinct business segments:

Superior Propane: the delivery of propane and propane related services and accessories;

ERCO Worldwide: the manufacture and sale of chemicals and related products and services used primarily in the production of bleached pulp;

Winroc: the distribution of walls and ceilings construction products in North America;

Superior Energy Management: the sale of natural gas under fixed price, fixed term contracts.

Superior's corporate office arranges intersegment foreign exchange contracts from time to time between its business segments. As a result, in the accompanying tables, the elimination of intersegment revenues and cost of sales pertaining to intersegment foreign exchange gains and losses are eliminated under the Corporate cost column.

For the three months ended June 30, 2004	Superior Propane	ERCO Worldwide	Winroc[1]	Superior Energy Management	Corporate	Total Consolidated
Revenues	$ 136.4	$ 98.6	$ 22.8	$ 52.9	$ (0.1)	$ 310.6
Cost of products sold	77.3	49.8	17.9	49.7	(0.1)	194.6
Gross profit	59.1	48.8	4.9	3.2	–	116.0
Expenses						
Operating and administrative	42.8	24.1	3.0	1.5	0.2	71.6
Depreciation of capital assets	4.0	12.4	0.2	–	–	16.6
Amortization of intangible assets	–	1.4	–	–	–	1.4
Management internalization/retention costs	–	–	–	–	2.6	2.6
Interest	–	–	–	–	3.6	3.6
Income tax expense/(recovery) of Superior	5.0	4.7	0.1	0.6	(15.4)	(5.0)
	51.8	42.6	3.3	2.1	(9.0)	90.8
Net earnings	7.3	6.2	1.6	1.1	9.0	25.2
Add: Depreciation and amortization of capital and intangible assets	4.0	13.8	0.2	–	–	18.0
Trust unit incentive plan expense	–	–	–	–	(1.7)	(1.7)
Future income tax expense/(recovery)	4.7	4.1	–	0.6	(15.3)	(5.9)
Management internalization/retention costs	–	–	–	–	2.6	2.6
Less: *Maintenance capital expenditures, net*	(1.1)	(1.7)	(0.4)	–	–	(3.2)
Distributions to Debentureholders	–	–	–	–	(3.7)	(3.7)
Distributable cash flow	$ 14.9	$ 22.4	$ 1.4	$ 1.7	$ (9.1)	$ 31.3

[1] Winroc was acquired June 11, 2004

For the three months ended June 30, 2003	Superior Propane	ERCO Worldwide	Superior Energy Management	Corporate	Total Consolidated
Revenues	$ 139.2	$ 83.7	$ 38.3	$ –	$ 261.2
Cost of products sold	82.5	42.4	36.3	–	161.2
Gross profit	56.7	41.3	2.0	–	100.0
Expenses					
Operating and administrative	42.1	21.4	1.0	1.6	66.1
Depreciation of capital assets	5.5	10.9	–	–	16.4
Amortization of intangible assets	–	1.7	–	–	1.7
Management internalization/retention costs	–	–	–	141.0	141.0
Interest	–	–	–	4.2	4.2
Income tax expense/(recovery) of Superior	12.9	3.0	0.4	(64.2)	(47.9)
	60.5	37.0	1.4	82.6	181.5
Net earnings / (loss)	(3.8)	4.3	0.6	(82.6)	(81.5)
Add: Depreciation and amortization of capital and intangible assets	5.5	12.6	–	–	18.1
Trust unit incentive plan expense	–	–	–	1.0	1.0
Future income tax expense/(recovery)	12.6	2.5	0.4	(64.2)	(48.7)
Management internalization/retention costs	–	–	–	141.3	141.3
Less: Maintenance capital expenditures, net	(0.8)	(2.1)	–	–	(2.9)
Distributions to Debentureholders	–	–	–	(6.1)	(6.1)
Distributable cash flow	$ 13.5	$ 17.3	$ 1.0	$ (10.6)	$ 21.2

For the six months ended June 30, 2004	Superior Propane	ERCO Worldwide	Winroc[(1)]	Superior Energy Management	Corporate	Total Consolidated
Revenues	$ 364.9	$ 195.9	$ 22.8	$ 102.9	$ (0.3)	$ 686.2
Cost of products sold	214.7	100.5	17.9	96.0	(0.3)	428.8
Gross profit	150.2	95.4	4.9	6.9	–	257.4
Expenses						
Operating and administrative	88.7	47.8	3.0	3.2	1.7	144.4
Depreciation of capital assets	9.5	24.8	0.2	–	–	34.5
Amortization of intangible assets	–	2.8	–	–	–	2.8
Management internalization/retention costs	–	–	–	–	2.6	2.6
Interest	–	–	–	–	7.0	7.0
Income tax expense/(recovery) of Superior	19.7	8.2	0.1	1.4	(29.6)	(0.2)
	117.9	83.6	3.3	4.6	(18.3)	191.1
Net earnings	32.3	11.8	1.6	2.3	18.3	66.3
Add: Depreciation and amortization of capital and intangible assets	9.5	27.6	0.2	–	–	37.3
Future income tax expense/(recovery)	19.1	7.1	–	1.4	(29.5)	(1.9)
Management internalization/retention costs	–	–	–	–	2.6	2.6
Less: Maintenance capital expenditures, net	(1.7)	(2.3)	(0.4)	–	–	(4.4)
Trust unit incentive plan recovery	–	–	–	–	(0.8)	(0.8)
Distributions to Debentureholders	–	–	–	–	(7.7)	(7.7)
Distributable cash flow	$ 59.2	$ 44.2	$ 1.4	$ 3.7	$ (17.1)	$ 91.4

(1) Winroc was acquired June 11, 2004

For the six months ended June 30, 2003	Superior Propane	ERCO Worldwide	Superior Energy Management	Corporate	Total Consolidated
Revenues	$ 397.8	$ 172.2	$ 64.6	$ –	$ 634.6
Cost of products sold	244.4	89.8	61.2	–	395.4
Gross profit	153.4	82.4	3.4	–	239.2
Expenses					
Operating and administrative	88.1	43.4	1.8	1.8	135.1
Depreciation of capital assets	11.9	21.6	–	–	33.5
Amortization of intangible assets	–	3.3	–	–	3.3
Management internalization/retention costs	–	–	–	141.3	141.3
Interest	–	–	–	8.3	8.3
Income tax expense/(recovery) of Superior	20.1	5.9	0.6	(64.2)	(37.6)
	120.1	74.2	2.4	87.2	283.9
Net earnings / (loss)	33.3	8.2	1.0	(87.2)	(44.7)
Add: Depreciation and amortization of capital and intangible assets	11.9	24.9	–	–	36.8
Future income tax expense/(recovery)	19.5	4.9	0.6	(64.2)	(39.2)
Management internalization/retention costs	–	–	–	141.3	141.3
Less: Maintenance capital expenditures, net	(1.0)	(3.1)	–	–	(4.1)
Trust unit incentive plan recovery	–	–	–	0.7	0.7
Distributions to Debentureholders	–	–	–	(12.2)	(12.2)
Distributable cash flow	$ 63.7	$ 34.9	$ 1.6	$ (21.6)	$ 78.6

	Superior Propane	ERCO Worldwide	Winroc	Superior Energy Management	Total Consolidated
Total assets as of June 30, 2004	559.6	797.4	160.0	20.9	1,537.9
Total assets as of December 31, 2003	593.0	826.6	–	16.4	1,436.0
Other net capital expenditures for the three months ended June 30, 2004	(0.4)	(0.9)	–	–	(1.3)
Other net capital expenditures for the three months ended June 30, 2003	(0.3)	(0.2)	–	–	(0.5)
Other net capital expenditures for the six months ended June 30, 2004	(0.4)	(1.8)	–	–	(2.2)
Other net capital expenditures for the six months ended June 30, 2003	(0.7)	(4.0)	–	–	(4.7)

Geographic Information	Canada	United States	Other	Total Consolidated
Revenues for the three months ended June 30, 2004	252.1	53.0	5.5	310.6
Revenues for the six months ended June 30, 2004	575.6	94.2	16.4	686.2
Capital assets as of June 30, 2004	686.4	89.1	–	775.5
Total assets as of June 30, 2004	1,410.7	127.2	–	1,537.9
Revenues for the three months ended June 30, 2003	216.7	42.1	2.4	261.2
Revenues for the six months ended June 30, 2003	544.1	82.7	7.8	634.6
Capital assets as of December 31, 2003	701.8	80.3	–	782.1
Total assets as of December 31, 2003	1,343.5	92.5	–	1,436.0

10. Comparative Figures

Certain reclassifications of prior period amounts have been made to conform to current period presentations.

Superior Plus

W. Mark Schweitzer
Executive Vice-President, Corporate Development
and Chief Financial Officer
Direct Telephone: (403) 218-2952
Direct Fax: (403) 218-2973
E-mail: mschweitzer@superiorplus.com

August 11, 2004

Multilateral Instrument 52-109
Form 52-109FT2
Certification of Interim Filings
During Transition Period

I, W. Mark Schweitzer, Executive Vice-President, Corporate Development and Chief Financial Officer of Superior Plus Inc., certify that:

1. I have reviewed the interim filings of Superior Plus Income Fund, (the issuer) for the interim period ending June 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Dated: August 11, 2004

"W. Mark Schweitzer"
Executive Vice-President, Corporate Development
and Chief Financial Officer
Superior Plus Inc.

h:spif\Interim\Certificates-SPIF.doc

Superior Plus

Geoffrey N. Mackey
President & Chief Executive Officer
Direct Telephone: (403) 218-2951
Direct Fax: (403) 218-2973
E-mail:gmackey@superiorplus.com

August 11, 2004

Multilateral Instrument 52-109
Form 52-109FT2
Certification of Interim Filings
During Transition Period

I, Geoffrey N. Mackey, President and Chief Executive Officer of Superior Plus Inc., certify that:

1. I have reviewed the interim filings of Superior Plus Income Fund, (the issuer) for the interim period ending June 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Dated: August 11, 2004

"Geoffrey N. Mackey"
President and Chief Executive Officer
Superior Plus Inc.

h:spif\Interim\Certificates-SPIF.doc

Superior Plus

NEWS

*TSX: **SPF.un***

For immediate Release

Superior Plus Inc.'s Division ERCO Worldwide to Construct a Sodium Chlorate Manufacturing Plant in Chile

Calgary, AB, August 30, 2004... ERCO Worldwide is pleased to announce that an agreement has been reached with CMPC Celulosa S.A. ("CMPC"), a Division of Empresas CMPC S.A. for ERCO Worldwide to supply CMPC with sodium chlorate by constructing and operating a manufacturing plant adjacent to the CMPC Pacifico mill, located in Region IX, Chile. The agreement will be subject to the finalization of certain commercial and operating conditions and to obtaining the environmental permits from the Chilean authorities.

A new company, ERCO Chile LLC has been established to conduct ERCO's Chilean operations. The capital cost of this world scale manufacturing facility is expected to be in the CDN $65 million range and would increase ERCO's annual sodium chlorate capacity to 635,000 tonnes. The plant is scheduled to start up in mid-2006.

Paul Timmons, President of ERCO Worldwide, said: "The construction of this sodium chlorate manufacturing facility provides significant synergies to our off-shore movements and is a significant step in ERCO's growth strategy. We are excited with the opportunity to be an important supplier to CMPC."

Sergio Colvin, CEO of CMPC commented: "This agreement is part of CMPC's effort to a continuing expansion of pulp production and a significant step in maintaining CMPC's global competitive position."

Geoff Mackey, President and CEO of Superior Plus added: "This world scale plant will supply CMPC for the long term. The transaction provides ERCO with a strong foothold in the growing South American market and is expected to be accretive to unitholders upon commercial start-up."

The Superior Plus Income Fund (the "Fund") holds 100% of Superior Plus Inc., which has four operating divisions: ***Superior Propane*** is Canada's largest distributor of propane, related products and services; ***ERCO Worldwide*** is a leading supplier of chemicals and technology to the pulp and paper and water treatment industries; **Winroc** is the seventh largest distributor of walls and ceilings construction products in North America; and ***Superior Energy Management*** provides natural gas supply services, predominantly to commercial and industrial markets in Ontario.

The Fund's trust units trade on the Toronto Stock Exchange (the "TSX") under the trading symbol SPF.UN. There are 73.3 million trust units outstanding. The Fund has $16.0 million principal amount of Series 1, and $152.7 million of Series 2, 8% Convertible Unsecured Subordinated Debentures outstanding, that trade on the TSX under the trading symbols SPF.DB and SPF.DB.A, respectively.

Forward-looking Statements: *Certain information included herein is forward-looking. Forward-looking statements, include, without limitation, statements regarding the future financial position, business strategy, budgets, litigation, projected costs, capital expenditures, financial results, taxes and plans and objectives of or involving the Superior Plus Income Fund (the "Fund"). Many of these statements can be identified by looking for words such as "believe," "expects," "expected," will," "intends," "projects," "anticipates," "estimates," "continues" or similar words. The Fund believes the expectations reflected in such forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon. Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties some of which are described herein. Such forward-looking statements necessarily involve known*

and unknown risks and uncertainties, which may cause the Fund's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Any forward-looking statements are made as of the date hereof and the Fund does not undertake any obligation to publicly update or revise such statements to reflect new information, subsequent events or otherwise.

For further information about Superior, please visit our website at: www.superiorplus.com or contact:

Geoff Mackey President and CEO
E-mail: gmackey@superiorplus.com Phone: (403) 218-2951 / Fax: (403) 218-2973

Theresia Reisch Manager, Investor Relations and Corporate Secretary
E-mail: treisch@superiorplus.com Phone: (403) 218-2953 / Fax: (403) 218-2973
Toll Free: 1-866-490-PLUS (7587)

Superior Plus

NEWS

TSX: SPF.UN ***For Immediate Release***

September 2004 Cash Distribution – $0.20 per Trust Unit

Calgary, September 9, 2004... Superior Plus Income Fund (the "Fund") today announced its cash distribution for the month of September 2004 of $0.20 (20 cents) per trust unit payable on October 15, 2004. The record date is September 30, 2004 and the ex-distribution date will be September 28, 2004. The Fund's current annualized cash distribution rate is $2.40 per trust unit.

For income tax purposes, the income from the September 2004 cash distribution of $0.20 per trust unit is considered to be:

- a return of capital of $0.0170 per trust unit
- a dividend of $0.0547 per trust unit
- other income of $0.1283 per trust unit

A summary of cash distributions since inception and tax information is posted under the Investor Information section of Superior's website at: www.superiorplus.com.

The Fund holds 100% of Superior Plus Inc., which has four operating divisions: ***Superior Propane*** is Canada's largest distributor of propane, related products and services; ***ERCO Worldwide*** is a leading supplier of chemicals and technology to the pulp and paper and water treatment industries; ***Winroc*** is the seventh largest distributor of walls and ceilings construction products in North America; and ***Superior Energy Management*** provides natural gas supply services, predominantly to commercial and industrial markets in Ontario.

The Fund's trust units trade on the Toronto Stock Exchange (the "TSX") under the trading symbol SPF.UN. There are 73.4 million trust units outstanding. The Fund has $15.9 million principal amount of Series 1, and $150.2 million of Series 2, 8% Convertible Unsecured Subordinated Debentures outstanding, that trade on the TSX under the trading symbols SPF.DB and SPF.DB.A, respectively.

For further information about Superior Plus, please visit our website at: www.superiorplus.com or contact:

Theresia R. Reisch, Manager, Investor Relations and Corporate Secretary
Phone: (403) 218-2953 / Fax: (403) 218-2973 / Toll Free: 1-866-490-PLUS (7587)
E-mail: treisch@superiorplus.com

Superior Plus

NEWS

TSX: SPF.UN **For Immediate Release**

October 2004 Cash Distribution – $0.20 per Trust Unit

Calgary, October 7, 2004... Superior Plus Income Fund (the "Fund") today announced its cash distribution for the month of October 2004 of $0.20 (20 cents) per trust unit payable on November 15, 2004. The record date is October 31, 2004 and the ex-distribution date will be October 27, 2004. The Fund's current annualized cash distribution rate is $2.40 per trust unit.

For income tax purposes, the income from the October 2004 cash distribution of $0.20 per trust unit is considered to be:

- a dividend of $0.0529 per trust unit
- other income of $0.1471 per trust unit

A summary of cash distributions since inception and tax information is posted under the Investor Information section of Superior's website at: www.superiorplus.com.

The Fund holds 100% of Superior Plus Inc., which has four operating divisions: ***Superior Propane*** is Canada's largest distributor of propane, related products and services; ***ERCO Worldwide*** is a leading supplier of chemicals and technology to the pulp and paper and water treatment industries; ***Winroc*** is the seventh largest distributor of walls and ceilings construction products in North America; and ***Superior Energy Management*** provides natural gas supply services, predominantly to commercial and industrial markets in Ontario.

Upcoming Release of Third Quarter Results and Conference Call

Superior expects to release its 2004 third quarter results on November 10, 2004, in the late afternoon. A conference call and webcast for investors, analysts, brokers and media representatives to discuss the 2004 third quarter results is scheduled for 10:00 a.m. EST (8:00 a.m. MST) on Thursday, November 11, 2004. Callers may participate by dialing: 1-800-814-3911. A recording of the call will be available for replay until midnight, November 18, 2004 by dialing: 877-289-8525 and entering pass code 21096033 followed by the # key. Internet users can listen to the call live, or as an archived call, on Superior's website under the "Events and Presentations" section.

The Fund's trust units trade on the Toronto Stock Exchange (the "TSX") under the trading symbol SPF.UN. There are 73.4 million trust units outstanding. The Fund has $15.7 million principal amount of Series 1, and $150.0 million of Series 2, 8% Convertible Unsecured Subordinated Debentures outstanding, that trade on the TSX under the trading symbols SPF.DB and SPF.DB.A, respectively.

For further information about Superior Plus, please visit our website at: www.superiorplus.com or contact:

Theresia R. Reisch
Manager, Investor Relations
and Corporate Secretary
Phone: (403) 218-2953
Fax: (403) 218-2973
Toll Free: 1-866-490-PLUS (7587)
E-mail: treisch@superiorplus.com